Exhibit T3E.1

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES OF MOOD MEDIA CORPORATION

AND

NOTICE OF MEETING OF HOLDERS OF 9.25% SENIOR NOTES DUE

2020 OF MOOD MEDIA CORPORATION

AND

MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PLAN OF ARRANGEMENT INVOLVING MOOD MEDIA CORPORATION

MAY 18, 2017

These materials are important and require your immediate attention. The securityholders of Mood Media Corporation are required to make important decisions. If you have any doubt as to how to make such decisions, please contact your tax, financial, legal or other professional advisors. Securityholders that require further assistance, please contact the proxy solicitation, information and exchange agent, Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-851-4179 or at 416-867-2271 outside of North America; or (ii) e- mail to contactus@kingsdaleadvisors.com. See the back page of this information circular for other methods of contacting Kingsdale Advisors.

MOOD MEDIA CORPORATION NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	iii
MOOD MEDIA CORPORATION NOTICE OF MEETING OF NOTEHOLDERS	vi
QUESTIONS AND ANSWERS	viii
MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Cautionary Notice Regarding Forward-Looking Statements and Information	1
Information for Non-Registered Holders of Company Common Shares and Company Notes	3
Information for United States Securityholders	4
Currency Exchange Rates	6
GLOSSARY OF TERMS	6
SUMMARY INFORMATION	28
The Company Shareholder Meeting	28
The Company Noteholder Meeting	28
Recommendation of the Special Committee and the Board	28
Reasons for Recommendation of the Special Committee and the Board	28
Financial Advisor Opinions	31
Details of the Arrangement	32
Financing of the Arrangement	36
Effect of the Arrangement	36
Voting and Support Agreements	46
Approval of Company Securityholders Required for the Arrangement	47
Court Approval	47
Regulatory Approvals	48
Timing	48
Deposit, Payment and Issuance Procedures Pursuant to the Arrangement	48
Treatment of Fractional New Company Common Shares and New Company Notes	50
Right to Dissent	50
Governance of New Mood Following the Arrangement	52
Certain Canadian Federal Income Tax Considerations	54
Certain United States Federal Income Tax Considerations	54
Selected Pro Forma Financial Information	54
Risk Factors	55
PART I — THE ARRANGEMENT	57
Background to the Arrangement	57
Recommendation of the Special Committee and the Board	59
Reasons for Recommendation of the Special Committee and the Board	59
Financial Advisor Opinions	62
Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement	64
Risk Factors Related to New Mood’s Equity	72
Risk Factors Related to the New Company Notes and Substituted New Company Notes	72
Details of the Arrangement	72
Financing of the Arrangement	76
Effect of the Arrangement	81
Voting and Support Agreements	90
The Arrangement Agreement	92
Procedure for the Arrangement Becoming Effective	106
Court Approvals	106
Chapter 15 Proceedings	107
Regulatory Approvals	107
Continuance and Domestication	108
Timing	109
Deposit, Payment and Issuance Procedures Pursuant to the Arrangement	109
Treatment of Fractional New Company Common Shares and New Company Notes	111
Mail Service Interruption	111
Lost Certificates	112
Right to Dissent	112
Interests of Certain Persons or Companies in the Arrangement	115
Expenses of the Arrangement	117
Securities Law Matters	117
Experts	120
Certain Canadian Federal Income Tax Considerations	120
Certain United States Federal Income Tax Considerations	128
PART II — PRO FORMA INFORMATION OF NEW MOOD AFTER GIVING EFFECT TO THE ARRANGEMENT	141
General	141
Pre- and Post-Arrangement Steps and Post-Arrangement Organizational Structure	141
Narrative Description of Business	143
Description of New Mood Share Capital	143
Governance of New Mood Following the Arrangement	144
Penalties of Sanctions	155

i

Individual Bankruptcies	155
Corporate Cease Trade Orders or Bankruptcies	155
Selected Pro Forma Financial Information	156
Pro Forma Consolidated Capitalization	160
Principal Holders of New Company Common Shares	161
Material Contracts	161
Auditors, Transfer Agent and Registrar	161
PART III — INFORMATION CONCERNING THE COMPANY	162
General	162
Documents Incorporated by Reference	162
Consolidated Capitalization	163
Description of Capital Structure	163
Prior Sales	164
Price Range and Trading Volumes	164
Risk Factors	165
Legal Proceedings and Regulatory Actions	165
Auditors, Transfer Agent and Registrar	165
Additional Information	165
PART IV — GENERAL PROXY MATTERS	167
Solicitation of Proxies	167
Appointment and Revocation of Proxies	167
Record Date	168
Signature of Proxy	168
Voting of Proxies	168
Exercise of Discretion of Proxy	168
Voting by Internet and Telephone	169
Voting Securities and Principal Holders Thereof	169
Interest of Informed Persons in Material Transactions	169
Procedure and Votes Required	170
PART V — APPROVAL	172
Board of Directors’ Approval	172
PART VI — CONSENTS OF EXPERTS	173
Consent of Allen & Company LLC	173
Consent of Origin Merchant Partners	173

APPENDICES

APPENDIX A —	ARRANGEMENT SHAREHOLDER RESOLUTION
APPENDIX B —	ARRANGEMENT NOTEHOLDER RESOLUTION
APPENDIX C —	CONTINUANCE AND DOMESTICATION RESOLUTION
APPENDIX D —	INTERIM ORDER
APPENDIX E —	NOTICE OF APPLICATION
APPENDIX F —	GOVERNANCE TERM SHEET
APPENDIX G —	RISK FACTORS RELATED TO NEW MOOD’S EQUITY
APPENDIX H —	RISK FACTORS RELATED TO THE NEW COMPANY NOTES AND SUBSTITUTED NEW COMPANY NOTES
APPENDIX I —	ARBITER VOTING AND SUBSCRIPTION AGREEMENT
APPENDIX J —	ARRANGEMENT AGREEMENT
APPENDIX K-1 —	OPINION OF ALLEN & COMPANY LLC
APPENDIX K-2 —	OPINIONS AND VALUATION OF ORIGIN MERCHANT PARTNERS
APPENDIX L —	NEW COMPANY NOTES INDENTURE
APPENDIX M —	SUBSTITUTED NEW COMPANY NOTES INDENTURE
APPENDIX N —	NEW COMPANY NOTES FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT
APPENDIX O —	SUBSTITUTED NEW COMPANY NOTES FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT
APPENDIX P —	NEW COMPANY NOTES COLLATERAL AGREEMENT
APPENDIX Q —	SUBSTITUTED NEW COMPANY NOTES COLLATERAL AGREEMENT
APPENDIX R —	SHAREHOLDER RIGHTS UNDER THE CBCA AND DGCL
APPENDIX S —	SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

MOOD MEDIA CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 15, 2017

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated May 18, 2017, a special meeting (the “Company Shareholder Meeting”) of the holders (the “Company Shareholders”) of common shares (the “Company Common Shares”) of Mood Media Corporation (“Mood Media” or the “Company”), will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 9:30 a.m. (Toronto time) on June 15, 2017 for the following purposes:

(a)                                 to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Shareholder Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of the Company dated May 18, 2017 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) involving the Company under section 192 of the Canada Business Corporations Act (“CBCA”);

(b)                                 to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Continuance and Domestication Resolution”) the full text of which is set forth in Appendix C to the Circular, authorizing (a) the Company to take such steps as are necessary to effect the continuance of the Company out of the laws of Canada (the “Continuance”) and to file a certificate of domestication pursuant to section 388 of the Delaware General Corporation Law with the Secretary of State of Delaware (the “Domestication”) and (b) in connection with the Domestication, the adoption of the Delaware certificate of incorporation and bylaws of the Company set forth in Exhibit I to Appendix C to the Circular; and

(c)                                  to transact such further and other business as may properly be brought before the Company Shareholder Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Company Shareholder Meeting are set forth in the accompanying Circular. If the Arrangement Shareholder Resolution, the Arrangement Noteholder Resolution (as defined in the Arrangement Agreement) and Continuance and Domestication Resolution are approved, the Arrangement will be completed pursuant to the arrangement agreement made as of April 12, 2017 (the “Arrangement Agreement”) among the Company, AP Mixtape Holdings, L.P., FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone / GSO Strategic Credit Fund, subject to the satisfaction or waiver of the conditions contained therein. A copy of the Arrangement Agreement is attached as Appendix J to the accompanying Circular and is also available under the Company’s profile on SEDAR at www.sedar.com.

If the Arrangement Shareholder Resolution is not approved by the Company Shareholders at the Company Shareholder Meeting, the Arrangement cannot be completed. The Arrangement is also conditional upon the approval of the Arrangement Noteholder Resolution and the Continuance and Domestication Resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY (OTHER THAN MR. ROSS LEVIN, WHO ABSTAINED AS AN INTERESTED DIRECTOR) RECOMMENDS THAT COMPANY SHAREHOLDERS VOTE FOR THE ARRANGEMENT SHAREHOLDER RESOLUTION.

The record date (the “Record Date”) for the determination of Company Shareholders entitled to receive notice of and to vote at the Company Shareholder Meeting is May 9, 2017. Only Company Shareholders whose names were entered in the register of Company Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Company Shareholder Meeting.

Each Company Common Share entitled to be voted at the Company Shareholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Shareholder Meeting.

In order to become effective, the Arrangement Shareholder Resolution must be approved by: (i) at least 66 2/3% of the votes cast by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting; and (ii) at least a majority of the votes cast by Company Shareholders, present in person or represented by proxy at the Company Shareholder Meeting, excluding any votes attached to Company Common Shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. The Continuance and Domestication Resolution must be approved by at least 66 2/3% of the votes cast by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting. Before the Arrangement can become effective, it must be approved by a final order of the Court.

A Company Shareholder may attend the Company Shareholder Meeting in person or may be represented by proxy. Company Shareholders that are unable to attend the Company Shareholder Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Company Shareholder Meeting or any adjournment or postponement thereof. To be effective, the applicable form of proxy must be submitted using one of the following methods:

•                  by telephone (1-866-732-8683);

•                  through the internet (www.investorvote.com); or

•                  by mail so as to be received by Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower Toronto, Ontario M5J 2Y1,

in each case by no later than 9:30 a.m. (Toronto time) on June 13, 2017 or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement of the Company Shareholder Meeting.

Notwithstanding the foregoing, the Chair of the Company Shareholder Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Company Shareholder Meeting at his or her discretion, without notice. For information regarding voting or appointing a proxyholder by internet or voting by telephone, see the forms of proxy for Company Shareholders and/or the Circular section entitled “Part IV — General Proxy Matters” in the accompanying Circular.

Beneficial (non-registered) holders of Company Common Shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by their broker, bank, trust company or other intermediary or nominee, including with respect to the time by which their responses must be received by their broker, bank, trust company or other intermediary or nominee. If no such instructions are provided, such holders should promptly contact their broker, bank, trust company or other intermediary or nominee for assistance.

Pursuant to the Interim Order, registered holders of Company Common Shares have a right to dissent in respect of the Arrangement Shareholder Resolution and to be paid an amount equal to the fair value of their Company Common Shares as of the close of business on the business day before the Arrangement Shareholder Resolution is approved. This dissent right and the dissent procedures are described in the Circular. The dissent procedures require that a registered holder of Company Common Shares who wishes to dissent send a written notice of objection to the Arrangement Shareholder Resolution to the Company (i) c/o Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada (Attention: Alexander Rose) or (ii) by facsimile transmission to c/o Stikeman Elliott LLP, Facsimile: 416-947-0866 (Attention: Alexander Rose), to be received by no later than 5:00 p.m. (Toronto time) on June 13, 2017 or, in the case of any adjournment or postponement of the Company Shareholder Meeting, by no later than 5:00 p.m. (Toronto time) on the second business day immediately preceding the day of the adjourned or postponed Company Shareholder Meeting, and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with the dissent procedures set forth in section 190 of the CBCA, as modified by the Plan of Arrangement (as defined in the Arrangement Agreement) and the Interim Order, will result in loss of the right to dissent. See the section entitled “Part I — The Arrangement — Right to Dissent” in the accompanying Circular.

The proxyholder has discretion under the accompanying form of proxy with respect to any amendments or variations of the matter of business to be acted on at the Company Shareholder Meeting or any other matters properly brought before the Company Shareholder Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Company Shareholder Meeting is routine and whether or not the amendment, variation or other matter that comes before the Company Shareholder Meeting is contested. As of the date hereof, management of the Company knows of no amendments, variations or other matters to come before the Company Shareholder Meeting other than the matters set forth in this Notice of Meeting. Company Shareholders that are planning on returning an accompanying form of proxy are encouraged to review the Circular carefully before submitting the form of proxy.

If you have any questions relating to the Company Shareholder Meeting, please contact Kingsdale Advisors by telephone toll-free at 1-866-851-4179 in North America or at 416-867-2271 outside of North America; or (ii) e- mail to contactus@kingsdaleadvisors.com.

Dated at the City of Toronto, in the Province of Ontario, this 18th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF MOOD MEDIA CORPORATION

(signed) “Michael F. Zendan II”
Michael F. Zendan II
Executive Vice President, General Counsel and Chief
Administrative Officer
Mood Media Corporation

v

MOOD MEDIA CORPORATION

NOTICE OF MEETING OF NOTEHOLDERS

TO BE HELD JUNE 15, 2017

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 18, 2017, a meeting (the “Company Noteholder Meeting”) of the holders (the “Company Noteholders”) of the $350 million in aggregate principal amount of 9.25% senior notes due 2020 (the “Company Notes”) of Mood Media Corporation (“Mood Media” or the “Company”), will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 9:00 a.m. (Toronto time) on June 15, 2017 for the following purposes:

(a)                                 for Company Noteholders to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Arrangement Noteholder Resolution”), the full text of which is set forth in Appendix B to the accompanying management information circular of the Company dated May 18, 2017 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) involving the Company under section 192 of the Canada Business Corporations Act (the “CBCA”); and

(b)                                 to transact such further and other business as may properly be brought before the Company Noteholder Meeting or any adjournment or postponement thereof.

Specific details of the matter to be put before the Company Noteholder Meeting are set forth in the accompanying Circular. If the Arrangement Noteholder Resolution is approved, the Arrangement will be completed pursuant to the arrangement agreement made as of April 12, 2017 (the “Arrangement Agreement”) among the Company, AP Mixtape Holdings, L.P., FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone / GSO Strategic Credit Fund, subject to the satisfaction or waiver of the conditions contained therein. A copy of the Arrangement Agreement is attached as Appendix J to the accompanying Circular and is also available under the Company’s profile on SEDAR at www.sedar.com.

If the Arrangement Noteholder Resolution is not approved by the Company Noteholders at the Company Noteholder Meeting, the Arrangement cannot be completed. The Arrangement is also conditional upon approval of the “Arrangement Shareholder Resolution” and the “Continuance and Domestication Resolution” set forth as Appendices A and C to the accompanying Circular.

THE BOARD OF DIRECTORS UNANIMOUSLY (OTHER THAN MR. ROSS LEVIN, WHO ABSTAINED AS AN INTERESTED DIRECTOR) RECOMMENDS THAT COMPANY NOTEHOLDERS VOTE FOR THE ARRANGEMENT NOTEHOLDER RESOLUTION.

The record date (the “Record Date”) for the determination of Company Noteholders entitled to receive notice of and to vote at the Company Noteholder Meeting is May 9, 2017. Only Company Noteholders whose names were entered in the register of Company Noteholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Company Noteholder Meeting.

Each $1,000 principal amount of Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting. In order to become effective, the Arrangement Noteholder Resolution must be approved by at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting.

All Company Noteholders hold their Company Notes as beneficial owners thereof in a position in the Depository Trust Company or its nominee through their intermediary (such as a bank, trust company, securities dealer or broker). Company Noteholders should receive a voting instruction form from their intermediary and/or Broadridge Financial Solutions, Inc. with the accompanying Circular which will include information regarding voting, including the time by which voting instructions must be received by the intermediary. If no such voting instruction form is received, Company Noteholders should promptly contact their intermediary. Company Noteholders should follow the instructions on the voting instruction forms they received, including with respect to the time by which their voting instructions must be received by their intermediary. Company Noteholders should contact their intermediary promptly if they need assistance.

To be effective, voting instructions must be received by Kingsdale Advisors, 130 King St. West, Suite 2950, Toronto, Ontario M5X 1K6, Fax: 416-867-2271 or email at corpaction@kingsdaleadvisors.com, no later than 9:00 a.m. (Toronto time) on June 13, 2017 or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement of the Company Noteholder Meeting. Company Noteholders are cautioned that their intermediary has its own internal procedure for completing a voting instruction form, including the deadline by which such form must be completed. Such intermediary’s deadline may be in advance of the Company’s deadline noted above. Company Noteholders are encouraged to immediately contact their intermediary to inquire about its procedures for completing a voting instruction form. Company Noteholders should carefully follow the instructions, and adhere to the deadlines, provided to them by their intermediary. The time limit for receipt of voting instructions may be waived or extended by the Chair of the Company Noteholder Meeting at his or her discretion, without notice.

The persons named in the voting instruction form are officers of the Company and have discretion under the voting instruction form with respect to any amendments or variations of the matter of business to be acted on at the Company Noteholder Meeting or any other matters properly brought before the Company Noteholder Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Company Noteholder Meeting is routine and whether or not the amendment, variation or other matter that comes before the Company Noteholder Meeting is contested. As of the date hereof, management of the Company knows of no amendments, variations or other matters to come before the Company Noteholder Meeting other than the matters set forth in this Notice of Meeting. Company Noteholders that are planning on returning a voting instruction form are encouraged to review the Circular carefully before submitting the voting instruction form.

If you have any questions relating to the Company Noteholder Meeting, please contact Kingsdale Advisors by telephone toll-free at 1-866-851-4179 in North America or at 416-867-2271 outside of North America; or (ii) e- mail to contactus@kingsdaleadvisors.com.

Dated at the City of Toronto, in the Province of Ontario, this 18th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF MOOD MEDIA CORPORATION

(signed) “Michael F. Zendan II”
Michael F. Zendan II
Executive Vice President, General Counsel and Chief
Administrative Officer
Mood Media Corporation

QUESTIONS AND ANSWERS

The following are questions that you, as a holder (a “Company Shareholder”) of common shares (the “Company Common Shares”) in the capital of Mood Media Corporation (“Mood Media” or the “Company”) or as a holder (a “Company Noteholder” and together with the Company Shareholders, the “Company Securityholders”) of a portion of the $350 million in aggregate principal amount of the Company’s 9.25% senior notes due 2020 (the “Company Notes” and, together with the Company Common Shares, the “Company Securities”), may have regarding the proposed plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) to be considered at (i) a special meeting (the “Company Shareholder Meeting”) of Company Shareholders and (ii) a meeting (the “Company Noteholder Meeting” and together with the Company Shareholder Meeting, the “Company Meetings”) of Company Noteholders. You are urged to carefully read the remainder of the Circular as the information in this “Questions and Answers” section does not provide all the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, the accompanying management information circular (the “Circular”). Capitalized terms used but not otherwise defined in this “Questions and Answers” section have the meanings ascribed thereto under “Glossary of Terms” in the Circular.

Q.                                   What is the proposed transaction?

A.                                    The Company, AP Mixtape Holdings, L.P. (“Apollo Sponsor”) and FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone/GSO Strategic Credit Fund (each, a “GSO Sponsor” and, collectively, the “GSO Sponsors” and, GSO Sponsors (individually or collectively, as the context requires) and Apollo Sponsor each, a “Sponsor” and together, the “Sponsors”) have agreed to a transaction to be effected pursuant to a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) pursuant to which all of the Company Common Shares will be acquired and redeemed by the Company for C$0.17 in cash per Company Common Share and all Company Notes will be exchanged for consideration, per $1,000 principal amount, consisting of: (x) $500 aggregate principal amount of new second lien notes issued by the Company (the “New Company Notes”), which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of new second lien notes issued by an indirect wholly owned Subsidiary of New Mood (as defined below) (the “Substituted New Company Notes”); and (y) up to 175 new common shares of the Company (the “New Company Common Shares”), as well as additional consideration, to the extent applicable, in connection with the New Capital Offering. For more details regarding the New Capital Offering, see the immediately following Question and Answer and “Part I — The Arrangement — Effect of the Arrangement — New Company Common Shares and New Company Notes — Participation in the New Capital Offering by Non-Sponsor Noteholders” of the Circular.

Further, in connection with the Arrangement:

•                  the Company proposes to continue the Company’s jurisdiction of incorporation from Canada (the “Continuance”) under the CBCA to domesticate in the State of Delaware (the “Domestication”). The post-Continuance and Domestication Company is referred to herein as “New Mood”;

•                  the Company, in consultation with the Sponsors, will take all actions reasonably requested or required to effect the repayment and redemption of all of the $50 million in aggregate principal amount of Mood Media Group S.A.’s 10% senior notes due 2023 pursuant to the applicable provisions of the MMGSA Note Indenture concurrently with the closing of the Arrangement or within 60 days of such date; and

•                  the Company will also provide holders of Company Notes who are Eligible Company Noteholders with the opportunity to subscribe for and purchase their pro rata portion (as between eligible holders) of up to approximately $50 million of additional newly-issued post-Arrangement New Company Common Shares to be issued by the Company (subject to a pro rata reduction based on the actual offering size, which will be no less than $25 million) in connection with the Arrangement (the “New Capital Offering”).

Q.                                   What will I receive if the Arrangement is completed?

A.                                    Company Shareholders will receive a cash payment equal to C$0.17 per Company Common Share (the “Share Cash-Out Consideration”) in exchange for their Company Common Shares. For example, if you own 1 million Company Common Shares, you will receive C$170,000 in cash, without interest and less any applicable withholding taxes.

Subject to the terms and conditions set forth in the Arrangement Agreement, Company Noteholders will receive per $1,000 aggregate principal amount of Company Notes:

(i)                                     if the Company Noteholder is a Funding Company Noteholder, (1) $500 aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, (2) 175 New Company Common Shares and (3) the additional consideration described in the immediately following paragraph in connection with the New Capital Offering, or

(ii)                                  if the Company Noteholder is not a Funding Company Noteholder, (1) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes and (2) 150 New Company Common Shares.

In connection with the Arrangement and as contemplated by the Plan of Arrangement, the Company will effect the New Capital Offering, being an offering of New Company Common Shares in the maximum amount of $50 million (and not less than $25 million). Company Noteholders that participate in the New Capital Offering and are Funding Company Noteholders will receive 1,250 New Company Common Shares per $1,000 of Funded Amount validly deposited by such Funding Company Noteholder (comprised of (a) 568 New Company Common Shares delivered as consideration for their participation in the New Capital Offering and (b) 682 New Company Common Shares delivered as additional consideration under the Arrangement in connection with the exchange of such Company Noteholder’s Company Notes). For more details regarding the New Capital Offering and Funding Company Noteholders, see “Part I — The Arrangement — Details of the Arrangement” and “Part I — The Arrangement — Effect of the Arrangement — New Company Common Shares and New Company Notes — Participation in the New Capital Offering by Non-Sponsor Noteholders” of the Circular.

For example: (i) a Funding Company Noteholder holding $1 million aggregate principal amount of Company Notes that validly deposits its Funded Amount of $142,857.14 (such Company Noteholder’s Participating Noteholder Commitment Amount calculated assuming a New Capital Offering Amount of $50 million) will receive, in the aggregate, $500,000 of aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of $500,000 of aggregate principal amount of Substituted New Company Notes, and 353,571 New Company Common Shares, consisting of:

•                  175,000 New Company Common Shares ($1 million principal amount of Company Notes divided by $1,000 multiplied by 175), plus

•                  178,571 New Company Common Shares ($142,857.13 of Funded Amount divided by $1,000 multiplied by 1,250); and

(ii) a non-Funding Company Noteholder holding $1 million aggregate principal amount of Company Notes will receive, in the aggregate, $500,000 of aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of $500,000 of aggregate principal amount of Substituted New Company Notes, and 150,000 New Company Common Shares (i.e. $1 million principal amount of Company Notes divided by $1,000 multiplied by 150).

Q.                                   How does the Share Cash-Out Consideration compare to the market price of the Company Common Shares prior to the public announcement of the Arrangement?

A.                                    The Share Cash-Out Consideration to be received by Company Shareholders under the Arrangement of C$0.17 in cash per Company Common Share represents a 149% premium over the volume weighted average trading price of the Company Common Shares on the TSX for the 20-day period ending April 12, 2017, the date the Arrangement Agreement was entered into.

Q.                                   Has the board of directors of the Company unanimously approved the transaction?

A.                                    Yes. Following the unanimous recommendation of the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”), consultation with the Company’s senior management and with legal and financial advisors, and the review of significant information and consideration of a number of factors (including the interests of affected stakeholders), the Board (other than Mr. Ross Levin, who abstained as an interested director due to the Arbiter Reinvestment) unanimously determined that the Arrangement and the Continuance and Domestication are in the best interests of the Company.

Q.                                   Am I entitled to vote?

A.                                    You are entitled to vote at the Company Shareholder Meeting if you were a holder of Company Common Shares as of the close of business on May 9, 2017, the record date for the Company Shareholder Meeting. A holder of Company Common Shares will be entitled to one vote for each Company Common Share held.

You are entitled to vote at the Company Noteholder Meeting if you were a holder of Company Notes as of the close of business on May 9, 2017, the record date for the Company Noteholder Meeting. A holder of Company Notes will be entitled to one vote for each $1,000 principal amount of Company Notes held.

Q.                                   What am I voting on?

A.                                    At the Company Shareholder Meeting, Company Shareholders will be voting on (i) a special resolution to approve the Arrangement (the “Arrangement Shareholder Resolution”) the full text of which is set forth in Appendix A to the Circular, and (ii) a special resolution to approve the Continuance and Domestication and, in connection with the Domestication, the adoption of the Delaware certificate of incorporation and bylaws of the Company set forth in Exhibit I to Appendix C to the Circular (the “Continuance and Domestication Resolution”) the full text of which is set forth in Appendix C to the Circular.

At the Company Noteholder Meeting, Company Noteholders will be voting on a resolution to approve the Arrangement (the “Arrangement Noteholder Resolution”), the full text of which is set forth in Appendix B to the Circular.

Q.                                   When and where are the Company Shareholder Meeting and Company Noteholder Meeting?

A.                                    The Company Shareholder Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 9:30 a.m. (Toronto time) on June 15, 2017.

The Company Noteholder Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 9:00 a.m. (Toronto time) on June 15, 2017.

Q.                                   May I attend the Company Shareholder Meeting and/or Company Noteholder Meeting?

A.                                    Subject to the requirements described in the Circular, all Company Shareholders as of the Record Date may attend the Company Shareholder Meeting and vote in person and all Company Noteholders as of the Record Date may attend the Company Noteholder Meeting and vote in person.

x

If, as of the Record Date, you are a Non-Registered Holder of Company Securities, which includes all Company Notes, you may not vote your Company Securities in person at the applicable Company Meeting unless you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your Company Securities in person at the applicable Company Meeting. Otherwise, you should instruct your bank, broker or other nominee how to vote your Company Securities in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposed resolutions without your instructions.

Even if you plan to attend a Company Meeting in person, to ensure that your Company Securities will be represented at the applicable Company Meeting, we encourage you to sign, date and return the applicable enclosed form of proxy in the accompanying prepaid reply envelope or grant your proxy electronically over the internet or by telephone. If you attend the applicable Company Meeting and vote in person by ballot, your vote will revoke any proxy previously submitted.

Q.                                   Does the Board recommend that I vote “FOR” the Arrangement Shareholder Resolution, the Continuance and Domestication Resolution and the Arrangement Noteholder Resolution?

A.                                    Yes. The Board (other than Mr. Levin, who abstained as an interested director due to the Arbiter Reinvestment) unanimously recommends that: (i) the Company Shareholders vote “FOR” the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution; and (ii) the Company Noteholders vote “FOR” the Arrangement Noteholder Resolution.

Q.                                   What do I do with my share certificates?

A.                                    Registered Holders of Company Common Shares who deposit a validly completed and duly signed Letter of Transmittal, together with any certificate(s) representing their Company Common Shares, will receive the Share Cash-Out Consideration to which they are entitled under the Arrangement, with any surrendered certificate(s) being cancelled. As soon as a former Registered Holder of Company Common Shares who has complied with the procedures set out above and in the Letter of Transmittal is entitled to a payment of Share Cash-Out Consideration in accordance with the Arrangement and after receipt of all required documents, a cheque or a wire transfer representing the Share Cash-Out Consideration payable under the Arrangement to such Registered Holder of Company Common Shares will be paid to such Registered Holder of Company Common Shares.

Q.                                   What is required for the Arrangement to become effective?

A.                                    The Arrangement Shareholder Resolution must be approved by: (i) at least 66 2/3% of the votes cast by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting; and (ii) at least a majority of the votes cast by Company Shareholders, present in person or represented by proxy, at the Company Shareholder Meeting, excluding any votes attached to Company Common Shares beneficially owned by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. The Continuance and Domestication Resolution must be approved by at least 66 2/3% of the votes cast by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting.

The Arrangement Noteholder Resolution must be approved by at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting.

In addition to the approval of the Arrangement Shareholder Resolution by Company Shareholders and the approval of the Arrangement Noteholder Resolution by Company Noteholders described above, the obligations of the Company and the Sponsors to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to a number of conditions, including, among others, approval of the Court, entry of the U.S. Recognition Order, as well as obtaining various regulatory approvals.

Q.                                   When do you expect the Arrangement and the Continuance and Domestication to be completed?

A.                                    The Company currently anticipates that the Arrangement and the Continuance and Domestication will be completed in June 2017. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of the Company or the Sponsors could result in the Arrangement and the Continuance and Domestication being completed at a later time, or not at all. Completion of the Continuance and Domestication is conditional upon completion of the Arrangement. Subject to certain limitations, each party to the Arrangement Agreement may terminate the Arrangement Agreement if the Arrangement is not consummated by October 12, 2017, which date can be extended by mutual written agreement between the parties to the Arrangement Agreement.

Q.                                   What happens if the Arrangement is not completed?

A.                                    If the Arrangement is not completed for any reason: (i) Company Shareholders will not receive the Share Cash-Out Consideration; (ii) Company Noteholders will not receive the Non-Participating Company Note Consideration or Participating Company Note Consideration, as applicable; (iii) the Continuance and Domestication will not be completed; and (iv) the other transactions contemplated by the Arrangement Agreement (including the MMGSA Note Redemption and the Credit Facility Refinancing) will not be completed. Instead, (1) the Company will remain a “reporting issuer” under applicable Canadian securities laws, (2) the Company Common Shares will continue to be listed and traded on the Toronto Stock Exchange and (3) the Company Notes will remain outstanding.

The Company has agreed to pay Sponsors a termination fee of C$1.5 million in the event that the Arrangement Agreement is terminated in certain circumstances as described in the Circular. Subject to certain exceptions, the Company has also agreed to reimburse all reasonable fees and expenses incurred by the Sponsors and their advisors and in connection with the Arrangement and the transactions related thereto and any filing or related fees or expenses payable to a Governmental Entity in connection with a Regulatory Approval. For more information, see “Part I — The Arrangement — The Arrangement Agreement — Termination Fees” and “Part I — The Arrangement — The Arrangement Agreement —Fees and Expenses” of the Circular.

Q.                                   What are the Canadian federal income tax consequences of the Arrangement to the Company Securityholders?

A.                                    Company Shareholders who are Resident Holders (as defined in the Circular) will generally realize a capital gain or a capital loss as a result of disposing of their Company Common Shares pursuant to the Arrangement. Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain realized by the Resident Holder in the year, and is required to deduct one-half of any capital loss against capital gains realized in the year.

Company Shareholders who are Non-Resident Holders (as defined in the Circular) will generally not be subject to Canadian tax on any capital gain realized on the disposition of the Company Common Shares pursuant to the Arrangement unless such Company Common Shares constitute “taxable Canadian property” of the Non-Resident Holder and the gain is not exempt from tax under an applicable tax treaty.

For a discussion of Canadian federal income tax consequences of the Arrangement to the Company Noteholders, see “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations.”

Company Securityholders should review the discussion under “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations” and are urged to consult their tax advisors regarding the tax consequences of the Arrangement.

Q.                                   What are the United States federal income tax consequences of the Arrangement to the Company Securityholders?

A.                                    Company Shareholders who are U.S. Holders (as defined in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”) will generally recognize gain or loss on the redemption of their Company Common Shares in exchange for the Share Cash-Out Consideration equal to the difference between the amount of cash received and their tax basis in the Company Common Shares surrendered. Such gain or loss will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Company Shareholders who are Non-U.S. Holders (as defined in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations”) will generally not be subject to U.S. federal income taxation on the receipt of Share Cash-Out Consideration in exchange for Company Common Shares unless (i) such Company Shareholder is an individual who was present in the United States for 183 days or more during the taxable year in which the Arrangement Agreement is consummated and certain other conditions are met, (ii) such gain is effectively connected with the conduct by such Company Shareholder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) or (iii) the Company is or has been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder has owned more than 5% of the Company Common Stock during such specified testing period.

Company Noteholders generally should not recognize gain or loss on the exchange of their Company Notes for the Non-Participating Company Note Consideration or the Participating Company Note Consideration, as applicable.

Company Securityholders should review the discussion under the heading “Part I — The Arrangement — Certain United States Federal Income Tax Considerations,” and are urged to consult their tax advisors regarding the tax consequences of the Arrangement.

Q.                                   What if amendments are made to these matters or if other matters of business are brought before a Company Meeting?

A.                                    If you attend a Company Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned an applicable form of proxy or, in the case of the notes, a voting instruction form, the persons named in the form of proxy or voting instruction form, as applicable, will have discretionary authority with respect to amendments or variations to the matters identified in the Notice of Special Meeting of Company Shareholders and the Notice of Meeting of Company Noteholders, as applicable, and to other matters that may properly come before the applicable Company Meeting. As of the date of the Circular, the Company’s management knows of no such amendment, variation or other matter expected to come before either Company Meeting. If any other matters properly come before a Company Meeting, the persons named in the form of proxy or voting instruction form, as applicable, will vote on them in accordance with their best judgment.

Q.                                   How can I vote?

A.                                    If you are eligible to vote and your Company Common Shares are registered in your name, you can vote your Company Common Shares in person at the Company Shareholder Meeting or by signing and returning your form of proxy in the prepaid envelope provided or by appointing a proxyholder using the internet at www.investorvote.com, or by voting using the internet at www.investorvote.com or by calling 1-866-732-8683.

If your Company Securities are not registered in your name but are held by a nominee (which includes all Company Notes), please see below.

Q.                                   How can a Non-Registered Holder of Company Securities vote?

A.                                    If your Company Securities are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your securities. Company Common Shares or Company Notes held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non- Registered Holder. All Company Notes are held in the name of a nominee. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Additionally, the Company may use the Broadridge QuickVote™ service to assist Non-Registered Holders of Company Securities with voting their Company Securities. Non-Registered Holders of Company Securities may be contacted by Kingsdale Advisors, the Company’s proxy solicitation agent, to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions with respect to the Company Securities to be represented at the applicable Company Meeting.

Q.                                   Who votes my securities and how will they be voted if I return a form of proxy or voting instruction form?

A.                                    By properly completing and returning a form of proxy or voting instruction form, as applicable, you are authorizing the persons named in the form of proxy or voting instruction form, as applicable, to attend the applicable Company Meeting and to vote your securities.

The securities represented by your proxy or voting instruction form must be voted according to your instructions in the proxy or voting instruction form, as applicable. If you properly complete and return your proxy or voting instruction form, as applicable, but do not specify how you wish the votes cast, the persons named therein will vote your Company Common Shares or Company Notes, as applicable, as they see fit. Unless you provide contrary instructions, securities represented by proxies or voting instruction forms received by management will be voted “FOR” the applicable Arrangement Resolution and, in the cases of Company Common Shares, the Continuance and Domestication Resolution.

Q.                                   Can I appoint someone other than the individuals named in the enclosed form of proxy or voting instruction form to vote my securities?

A.                                    Yes, you have the right to appoint the person of your choice, who does not need to be a Company Securityholder, to attend and act on your behalf at the applicable Company Meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the form of proxy or voting instruction form and insert the name of your chosen individual in the space provided or submit another appropriate form of proxy permitted by law, and in either case, send or deliver the completed proxy or voting instruction form to (i) in the case of Company Common Shares, the offices of Computershare Investor Services Inc.; and (ii) in the case of Company Notes, the offices of Kingsdale Advisors, in either case before the above-mentioned deadline.

It is important to ensure that any other person you appoint attends the applicable Company Meeting and is aware that his or her appointment to vote your securities has been made. Persons named in forms of proxy or voting instruction forms should, on arrival at the Company Shareholder Meeting, present themselves to a representative of Computershare Investor Services Inc. and, on arrival at the Company Noteholder Meeting, present themselves to a representative of Kingsdale Advisors.

Each Non-Registered Holder of Company Common Shares or Company Notes has the right to direct your broker, trustee or nominee how to vote. However, because a Non-Registered Holder is not the holder of record, a Non-Registered Holder will not be entitled to vote its Company Common Shares or Company Notes in person at the applicable Company Meeting and must use the voting instruction form it receives to vote Company Common Shares or Company Notes directly at the applicable Company Meeting. The voting instruction form must be returned as directed well in advance of the applicable Company Meeting in order to have the Company Common Shares or Company Notes, as applicable, voted.

Although a Non-Registered Holder may not be recognized directly at the applicable Company Meeting for the purpose of voting Company Common Shares or Company Notes registered in the name of its broker or other intermediary, a Non-Registered Holder may vote those Company Common Shares or Company Notes as a proxyholder for the Registered Holder. To do this, a Non-Registered Holder should strike out those printed names appearing on the form of proxy or voting instruction form and enter such Non-Registered Holder’s own name in the blank space on the applicable form of proxy or voting instruction form provided to the Non-Registered Holder and return the document to such Non-Registered Holder’s broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Company Meeting.

Q.                                   Can I revoke a proxy or voting instruction?

A.                                    If you are a registered holder of Company Common Shares and have returned a form of proxy you may revoke it by:

•                 completing and signing a proxy bearing a later date, and delivering it to Computershare Investor Services Inc. any time up to 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of the Company Shareholder Meeting, or 48 hours (excluding weekends and holidays in the Province of Ontario) preceding the time to which the meeting was adjourned or postponed; or

•                 delivering a written statement, signed by you or your authorized attorney: (i) to Computershare Investor Services Inc. any time up to 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of the Company Shareholder Meeting, or 48 hours (excluding weekends and holidays in the Province of Ontario) preceding the time to which the meeting was adjourned or postponed; or (ii) to the Chair of the Company Shareholder Meeting prior to the start of such meeting; or (iii) in any other manner permitted by law.

If you are a Non-Registered Holder of Company Common Shares or Company Notes, contact your nominee.

Q.                                   How many Company Common Shares and how much aggregate principal amount of Company Notes are outstanding?

A.                                    As of the date of the Circular, there were 183,694,082 Company Common Shares and $350 million aggregate principal amount of Company Notes outstanding. The Company has no other class or series of voting shares outstanding. Other than as disclosed in the Circular, there is no person who, to the knowledge of the Company’s directors and executive officers, beneficially owns, or exercises control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding Company Common Shares and Company Notes.

Q.                                   What do I need to do now?

A.                                    Carefully read and consider the information contained, and incorporated by reference into, the Circular. You are required to make an important decision. If you have any questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor. Your vote is important and you are encouraged to vote promptly.

Q.                                   What if I have other questions?

A.                                    Company Securityholders that have questions regarding the Company Meetings or require further assistance are encouraged to contact the proxy solicitation, information and exchange agent, Kingsdale

Advisors, by: (i) telephone, toll-free in North America at 1-866-851-4179 or at 416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com.

**********

MANAGEMENT INFORMATION CIRCULAR

See “Glossary of Terms” for the meaning assigned to certain capitalized terms in this Circular.

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at each of the Company Meetings and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or the Continuance and Domestication other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Circular does not constitute an offer to sell, offer to acquire or a solicitation of an offer to sell or acquire any securities, or a solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or is unlawful.

Company Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors.

The information concerning the Sponsors contained in this Circular has been provided by the Sponsors. Although the Company has no knowledge that would indicate that any of such information is untrue or incomplete, the Company does not assume any responsibility for the accuracy or completeness of such information or the failure by the Sponsors to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Company. However, the Company does not have any knowledge that would indicate that any such information is misleading, inaccurate or incomplete.

This Circular and the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is an offence.

This Circular contains summaries of certain agreements that the Company has entered into or will enter into in connection with the Arrangement and the other transactions contemplated by this Circular. The descriptions contained in this Circular of these agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the definitive agreements. Copies of certain documents referred to herein are attached as Appendices to this Circular. You are urged to read carefully the full text of such documents. In addition, copies of the definitive agreements will be made available without charge to you in response to a written request to the Company.

Information contained in this Circular is given as of May 17, 2017 unless otherwise specifically stated.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Circular, including documents incorporated by reference herein, contains forward-looking statements and information. The use of any of the words “expect,” “anticipate,” “continue,” “estimate,” “objective,” “ongoing,” “may,” “will,” “project,” “should,” “believe,” “plans,” “intends,” “potential” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the expected timing of the Company Meetings; the completion of the Arrangement and satisfaction or waiver of the conditions thereto, including obtaining approval of the Company Shareholders and Company Noteholders, and the expected completion date thereof; the completion of the Continuance and Domestication and satisfaction or waiver of the conditions thereto, including obtaining approval of the Company Shareholders, and the expected completion date thereof; the anticipated timing of filing submissions for, and receipt of, the Regulatory Approvals; timing and receipt of the Final Order; the anticipated fees and expenses of the Arrangement and the transactions related thereto; the anticipated tax consequences of the Arrangement on the Company Shareholders and Company Noteholders; the stock exchange delisting of the Company Common Shares and termination of the Company’s reporting issuer status following the Arrangement; the composition of the New Mood Board; the performance characteristics of the Company’s business; certain post-Arrangement pro forma operational and financial information of the Company; the Company’s pro forma assets, cost structure, financial position, cash flow, strategy and growth prospects following the Arrangement; statements made in, and based upon, the Financial Advisor Opinions; the ability of the Company to realize the anticipated benefits from the Arrangement; the board of directors and executive leadership team of the Company following the Arrangement; the ownership interest of the Sponsors, the board of directors and executive leadership and others in the Company following the Arrangement; governance policies and corporate governance matters in respect of the Company following the Arrangement; change in control matters in respect of officers of the Company; and other statements that are not historical facts.

Furthermore, the pro forma information set forth in this Circular should not be interpreted as indicative of financial position or other results of operations and does not purport to project the Company’s results of operations for any future period. As such, undue reliance should not be placed on such pro forma information.

The forward-looking statements and information included and incorporated by reference in this Circular are based on certain key expectations and assumptions made by the Company, including expectations and assumptions concerning: customer demand for the Company’s products, technology and pricing models following the Arrangement; interest and foreign exchange rates; capital efficiencies and cost-savings; current industry, economic and market conditions; prevailing regulatory, tax laws and regulations; growth projects; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the Company and the Sponsors complying with the terms of the Arrangement Agreement; no occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; and the receipt, in a timely manner, of regulatory, Court and securityholder approvals and the satisfaction of other closing conditions in accordance with the Arrangement Agreement; the Company’s anticipated financial performance following the Arrangement; the success of the Company’s operations; that there will be no changes to certain tax laws and statutory regimes referenced in this Circular between the date of this Circular and the closing of the Arrangement; no unforeseen changes in the global music streaming, licensing or other legislative and operating framework for the business of the Company; and that there will be no significant events occurring outside of the normal course of business of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because the Company can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, changes in global music streaming and licensing, regulatory, legal, general economic, market and business conditions, industry competition and various events that could disrupt operations; changes in development plans for expansion and efficiency; unexpected changes in prices, margins, product availability, foreign exchange and tax rates, or licensing agreements; unexpected logistics issues; general operating risks associated with investment in foreign jurisdictions, including international economic sanctions measures; the impact of litigation or disputes, including relating to global music streaming and licensing; inflation, currency and interest rate fluctuations and changes in tax rates that could affect the Company’s ability to meet its respective obligations; and changes in terms of agreements with suppliers and counterparties. There are also risks inherent in the nature of the Arrangement and the Continuance and Domestication, including: failure to realize the anticipated benefits of the Arrangement; the ability of the Company following the Arrangement to access sufficient capital from internal and external sources on favourable terms, or at all; failure to satisfy all regulatory conditions or obtain required regulatory, Court and securityholder approvals, and failure to satisfy all other closing conditions in accordance with the terms of the Arrangement Agreement, in a timely manner and on favourable terms or at all; changes in legislation, including but not limited to tax laws; and failure to realize anticipated cost savings. This Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement and the Continuance and Domestication. The Company has provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, Court and securityholder approvals and the time necessary to satisfy the conditions to the closing of the Arrangement and the Continuance and Domestication. These dates may change for a number of reasons, including the inability to secure necessary regulatory, Court or securityholder approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement and the Continuance and Domestication. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

The information contained in this Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of the Company following the Arrangement. Readers are urged to carefully consider those factors.

Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described in “Part I — The Arrangement — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement,” “Part I — The Arrangement — Risk Factors Related to New Mood’s Equity,” “Part I — The Arrangement — Risk Factors Related to the New Company Notes and Substituted New Company Notes,” “Part III — Information Concerning the Company — Risk Factors,” “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations,” and “Part I — The Arrangement — Certain United States Federal Income Tax Considerations” and other risks described elsewhere in this Circular. Additional information on these and other factors that could affect the operations or financial results of the Company prior to or following the Arrangement are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Information for Non-Registered Holders of Company Common Shares and Company Notes

The information set forth in this section is of significant importance to many Company Securityholders, as a substantial number of such Company Shareholders do not hold Company Common Shares and none of the Company Noteholders hold Company Notes in their own name. Company Securityholders that do not hold their Company Common Shares or Company Notes, as applicable, in their own name (“Non-Registered Holders”) should note that only proxies deposited by Company Shareholders and Company Noteholders whose names appear on, with respect to the Company Common Shares, the records of the registrar and transfer agent for the Company and, with respect to the Company Notes, the records of the U.S. trustee and Canadian trustee under the Company Note Indenture, as the Registered Holders of Company Common Shares and Company Notes, respectively, can be recognized and acted upon at the applicable Company Meeting.

If Company Common Shares are listed in an account statement provided to a Company Shareholder by a broker, then in almost all cases those Company Common Shares will not be registered in a holder’s name on the records of the Company. Such Company Common Shares will more likely be registered under the name of the holder’s broker or an agent of that broker. The vast majority of such Company Common Shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many brokerage firms). All of the Company Notes are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS.

Company Common Shares or Company Notes held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Holder. Without specific instructions, the brokers/nominees are prohibited from voting Company Common Shares or Company Notes for their clients.

Applicable regulatory policy may require intermediaries/brokers to seek voting instructions from Non- Registered Holders in advance of shareholder and noteholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered

Holders in order to ensure that their Company Common Shares or Company Notes, as applicable, are voted at the applicable Company Meeting. Often, the form of proxy supplied to a Non-Registered Holder by its broker is identical to the form of proxy provided to Registered Holders; however, its purpose is limited to instructing the Registered Holders on how to vote on behalf of the Non-Registered Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the applicable form of proxy. The Non-Registered Holder is requested to complete and return the voting instruction form by mail or facsimile. Alternatively, the Non-Registered Holder can, generally, call a toll-free telephone number or access the internet to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Company Common Shares or Company Notes to be represented at the applicable Company Meeting. A Non-Registered Holder receiving a voting instruction form cannot use that voting instruction form to vote Company Common Shares or Company Notes directly at the applicable Company Meeting, as the voting instruction form must be returned as directed well in advance of the applicable Company Meeting in order to have the Company Common Shares or Company Notes voted.

Although a Non-Registered Holder may not be recognized directly at the applicable Company Meeting for the purpose of voting Company Common Shares or Company Notes registered in the name of its broker or other intermediary, a Non-Registered Holder may vote those Company Common Shares or Company Notes as a proxyholder for the Registered Holder. To do this, a Non-Registered Holder should enter such Non-Registered Holder’s own name in the blank space on the applicable form of proxy or voting instruction form provided to the Non-Registered Holder and return the document to such Non-Registered Holder’s broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Company Meeting.

If you are a Non-Registered Holder, you have the right to direct your broker, trustee or nominee how to vote. However, because a Non-Registered Holder is not the securityholder of record, you will not be entitled to vote your beneficially-owned Company Common Shares or Company Notes in person at the applicable Company Meeting unless you obtain a “legal proxy” from the Canadian or U.S. broker, trustee or nominee that holds your Company Common Shares or Company Notes, giving you the right to vote the Company Common Shares or Company Notes at the applicable Company Meetings.

Information for United States Securityholders

The New Company Common Shares, New Company Notes and Substituted New Company Notes to be issued under the Arrangement and the other transactions contemplated by the Arrangement Agreement (excluding the New Company Common Shares to be offered and sold in the New Capital Offering) are being offered and sold in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof, which exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.

The New Company Common Shares, New Company Notes and Substituted New Company Notes to be issued under the Arrangement (excluding the New Company Common Shares to be offered and sold in the New Capital Offering) will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are “Affiliates” of the Company at such time or were “Affiliates” of the Company within 90 days before such time. Persons who may be deemed to be “Affiliates” of an issuer include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer.

The New Company Common Shares to be offered and sold in the New Capital Offering are being offered and sold exclusively to Eligible Company Noteholders in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 4(a)(2) thereof, which exempts transactions by an issuer not involving any public offering. Accordingly, such New Company Common Shares are restricted securities and may be transferred or resold only in transactions registered under, or exempt from the registration requirements of, the U.S. Securities Act and applicable state securities laws. See “Appendix G — Risk Factors Related to New Mood’s Equity — The New Company Common Shares issuable in the New Capital Offering are restricted securities and are subject to resale restrictions.”

Any resale of New Company Common Shares, New Company Notes or Substituted New Company Notes by an “Affiliate” (or former “Affiliate”) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. See “Part I — The Arrangement — Securities Law Matters — United States.”

The solicitations of proxies for the Company Meetings are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Company Shareholders and Company Noteholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations of the Company contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of the Company included or incorporated by reference, as applicable, in this Circular were prepared in accordance with IFRS, which differ from U.S. GAAP in certain material respects, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements and information of United States companies prepared in accordance with U.S. GAAP.

Company Shareholders and Company Noteholders subject to United States federal taxation should be aware that the tax consequences to them of the Arrangement under certain United States federal income tax laws described in this Circular are a summary only. Company Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and with respect to the ownership and disposition of New Company Common Shares and New Company Notes (and, after the redemption of the New Company Notes, the Substituted New Company Notes) acquired pursuant to the Arrangement and the other transactions contemplated by the Arrangement Agreement. See “Part I — The Arrangement — Certain United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that the Company is organized under the laws of Canada and that substantial portions of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for Company Securityholders to effect service of process within the United States upon the Company or to realize against it upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States. In addition, Company Securityholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.

THE SECURITIES CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

The Company publishes its consolidated financial statements in United States dollars. In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “dollars,” “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates during such periods; and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada daily average exchange rate for United States dollars published on the Bank of Canada’s website (the “Bank of Canada rate”).

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
Rate at end of period	0.75	0.77	0.74	0.72	0.86
Average rate for period	0.76	0.73	0.76	0.78	0.91
High for period	0.77	0.77	0.80	0.86	0.94
Low for period	0.74	0.69	0.68	0.71	0.86

On May 17, 2017, the Bank of Canada rate was C$1.00 equals US$0.73.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including in the section entitled “Summary Information.” Capitalized terms defined in the Appendices to this Circular shall have the meanings set forth in such Appendices.

“382(l)(5) Exception” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Special Bankruptcy Exceptions”;

“382(l)(6) Exception” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Special Bankruptcy Exceptions”;

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement having terms that are not less favourable, taken as a whole, to the Company than those set out in either of the Confidentiality Agreements;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and/or one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons acting jointly or in concert within the meaning of National Instrument 62-104 — Take-Over Bids other than the Apollo Sponsor, any GSO Sponsor, any Affiliate of the Apollo Sponsor or any GSO Sponsor, and any Person acting jointly and in concert with the Apollo Sponsor or any GSO Sponsor, after the entering into of the Arrangement Agreement relating to:

(a)                                 any sale, disposition, alliance or joint venture (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities);

(b)                                 any take-over bid, tender offer, exchange offer, issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons having beneficial ownership of 20% or more of any class of voting or equity securities of the Company;

(c)                                  any tender offer, debt exchange, refinancing proposal or other extraordinary transaction involving the Company Notes or the Credit Facility;

(d)                                 any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Company or any of its material Subsidiaries; or

(e)           any other similar transaction or series of transactions involving the Company or any of its

Subsidiaries;

“Action” means any claim, action, cause of action, demand, lawsuit, cross-claim, counterclaim, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity;

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person; provided, that subject to certain exceptions set forth in the Arrangement Agreement, in no event shall: (a) the Apollo Sponsor or any of its respective Subsidiaries or the GSO Sponsors or any of their respective Subsidiaries be considered an Affiliate of any portfolio company or investment fund managed, advised, or sub-advised by, or affiliated with AGM or GSO/BDFM, respectively; (b) any portfolio company or investment fund managed, advised, or sub-advised by, or affiliated with AGM or GSO/BDFM, be considered to be an Affiliate of the Apollo Sponsor or any of its Subsidiaries or of the GSO Sponsors or any of their respective Subsidiaries, respectively; (c) the GSO Sponsors or any of their respective Subsidiaries be considered an Affiliate of The Blackstone Group L.P. or any of its affiliates (other than the GSO Sponsors and any of their respective Subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM; or (d) The Blackstone Group L.P. or any of its affiliates (other than the GSO Sponsors and any of their respective Subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM, be considered to be an Affiliate of the GSO Sponsors or any of their respective Subsidiaries;

“Aggregate Arrangement Cost” means the aggregate amount of cash required to: (a) pay the Aggregate Share Cash-Out Consideration; (b) pay an amount equal to the Dissent Amount to Dissenting Shareholders; (c) pay the Aggregate Company Option and Company DSU Cash-Out Consideration; (d) effect the MMGSA Note Redemption; (e) pay out the amounts outstanding under the Credit Facility and otherwise payable in connection with the Credit Facility Refinancing; (f) make the payment contemplated by the Plan of Arrangement; and (g) pay all amounts (i) payable to the Company’s advisors or otherwise payable by the Company in connection with the Arrangement, and (ii) that the Company is required to reimburse to the Sponsors pursuant to the Arrangement Agreement, in the case of the immediately foregoing clauses (a), (b), (c), (d), (e) and (f), as estimated by the Company in consultation with the Sponsors no later than the tenth Business Day prior to the expected Effective Date, in the case of the immediately foregoing subclause (g)(i), as estimated by the Company no later than the tenth Business Day prior to the expected Effective Date and, in the case of the immediately foregoing subclause (g)(ii), as estimated by the Sponsors no later than the tenth Business Day prior to the expected Effective Date;

“Aggregate Company Option and Company DSU Cash-Out Consideration” means the aggregate cash amounts payable to Company Optionholders under Section 3.3(2) of the Plan of Arrangement and to holders of Company DSUs under Section 3.3(3) of the Plan of Arrangement;

“Aggregate Share Cash-Out Consideration” means the aggregate amounts payable under Section 3.3(9) of the Plan of Arrangement;

“AGM” means Apollo Global Management, LLC, a Delaware limited liability company;

“Allen & Co.” means Allen & Company LLC;

“Allen Fairness Opinion” means the opinion of Allen & Co. to the effect that, as of the date of such opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Share Cash-Out Consideration to be received by the Company Shareholders (other than Arbiter) pursuant to the Arrangement is fair, from a financial point of view, to such Company Shareholders;

“allowable capital loss” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Losses”;

“AMT” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Alternative Minimum Tax”;

“AMTI” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Alternative Minimum Tax”;

“Ancillary Proceedings” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Covenants — Sponsors Covenants Regarding the Arrangement”;

“Apollo” has the meaning given to it in “Part I — The Arrangement — Background to the Arrangement”;

“Apollo Backstop Amount” means 58.27553% of the Backstopped Amount, which certain Affiliates of the Apollo Sponsor have agreed to fund pursuant to the terms of the Apollo Equity Commitment Letter and Apollo Sponsor has agreed to fund pursuant to the Arrangement Agreement;

“Apollo Confidentiality Agreement” means the non-disclosure agreement dated December 30, 2016 between the Company and Apollo Management VIII, L.P., as extended by: (a) the extension agreement dated March 10, 2017 between the Company and Apollo Management VIII, L.P.; and (b) the extension agreement dated March 30, 2017 between the Company and Apollo Management VIII, L.P.;

“Apollo Directors” has the meaning given to it in Exhibit I to Appendix C of this Circular;

“Apollo Employee Directors” has the meaning given to it in Exhibit I to Appendix C of this Circular;

“Apollo Equity Commitment Letter” means the equity commitment letter, dated as of April 12, 2017 received by the Apollo Sponsor from the Apollo Funds;

“Apollo Equity Financing” has the meaning specified in “Summary Information — Financing of the Arrangement — Equity Financing”;

“Apollo Funds” means certain funds managed by affiliates of AGM;

“Apollo Guarantee” means the limited guarantee, dated as of April 12, 2017, from the Apollo Funds in favour of the Company pursuant to which, subject to the terms and conditions contained in the Apollo Guarantee, the Apollo Funds are guaranteeing certain obligations of the Apollo Sponsor in connection with the Arrangement Agreement;

“Apollo Non-Employee Director” means any Apollo Director that is not an Apollo Employee Director;

“Apollo Sponsor” means AP Mixtape Holdings, L.P., a limited partnership existing under the laws of Delaware;

“Arbiter” means certain funds and accounts managed by Arbiter Partners Capital Management, LLC holding approximately 32,123,344 Company Common Shares;

“Arbiter Reinvestment” means, collectively, the: (a) reinvestment in New Mood, by Arbiter of the aggregate Share Cash-Out Consideration received by Arbiter in respect of its Company Common Shares in exchange for 4,627,352 New Company Common Shares; and (b) issuance, immediately following the Continuance and Domestication, to Arbiter of an aggregate of 1,028,300 New Company Common Shares in consideration for the agreement by Arbiter in respect of the reinvestment described in (a), in each case pursuant to the Arbiter Voting Support and Subscription Agreement;

“Arbiter Voting Support and Subscription Agreement” means the voting and support and subscription agreement dated as of April 12, 2017 among the Company, Arbiter, the Apollo Sponsor and the GSO Sponsors, a copy of which is attached as Appendix I to this Circular;

“Arrangement” means the arrangement pursuant to section 192 of the CBCA on the terms and pursuant to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Sponsors, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated April 12, 2017 between the Company, the Apollo Sponsor and the GSO Sponsors with respect to the Arrangement, a copy of which is attached as Appendix J to this Circular, as supplemented, modified or amended;

“Arrangement Noteholder Resolution” means the resolution approving the Plan of Arrangement to be considered by the Company Noteholders at the Company Noteholder Meeting;

“Arrangement Resolutions” means, collectively, the Arrangement Shareholder Resolution and the Arrangement Noteholder Resolution;

“Arrangement Shareholder Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Company Shareholders at the Company Shareholder Meeting;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and satisfactory to the Company and the Sponsors, each acting reasonably;

“associate” has the meaning specified in the Securities Act (Ontario);

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

“Backstopped Amount” means cash in an amount equal to the: (a) New Capital Offering Amount, less (b) the aggregate Participating Noteholder Commitment Amounts validly deposited in escrow by Participating Noteholders (other than the Sponsors) in accordance with the Plan of Arrangement;

“Bankruptcy Exception” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Cancellation of Debt Income”;

“beneficially own” means, with respect to any Person, any security: (a) which such Person or any of such Person’s Affiliates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act; (b) which such Person or any Person acting jointly or in concert with such Person would be deemed to beneficially own with the meaning of Section 1.8 of National Instrument 62-104 — Take-over Bids and Issuer Bids; or (c) which are the subject of one or more repurchase agreements under which such Person or an Affiliate of such Person has a right or an obligation to acquire such security at settlement or optional termination of the agreement, whether or not presently exercisable;

“BIS Sale” means the sale by Mood Media Europe B.V., a company organized under the laws of the Netherlands, to Econocom Financial Services International B.V., a company organized under the laws of the Netherlands, of all of the issued and outstanding shares of Audio Visual Solutions Holdings B.V., a company organized under the laws of the Netherlands;

“Board” means: (a) prior to the Continuance and Domestication, the board of directors of the Company; and (b) following the Continuance and Domestication, the New Mood Board, in each case, as constituted from time to time;

“Board Recommendation” has the meaning given to it in “Part I — The Arrangement — Recommendation of the Special Committee and the Board”;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Austin, Texas, USA, Dover, Delaware, USA or New York, New York, USA;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C 44, as amended;

“CBCA Proceedings” means proceedings commenced by the Company under the CBCA for the purpose of implementing the Arrangement, as contemplated by the Arrangement Agreement;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Certificate of Domestication” means the certificate of corporate domestication required by section 388 of the DGCL in connection with the Continuance and Domestication;

“Change in Recommendation” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Termination”;

“Change of Control Award Plan” has the meaning given to it in “Part I — The Arrangement — Interests of Certain Persons or Companies in the Arrangement — Change of Control Provisions”;

“Chapter 15 Proceedings” means proceedings commenced by the Company and certain of its Subsidiaries that are guarantors of the Company Notes under chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101- 1532 in the U.S. Court for the purpose of obtaining the U.S. Recognition Order;

“Circular” means this management information circular dated May 18, 2017, together with all appendices hereto, distributed by the Company in connection with the Company Meetings;

“Closing” means the closing of the Arrangement;

“Code” means the United States Internal Revenue Code of 1986;

“COD Income” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Cancellation of Debt Income”;

“Company” means Mood Media Corporation, a corporation continued under the federal laws of Canada;

“Company 2016 Financial Statements” has the meaning given to it in “Part III — Information Concerning the Company — Documents Incorporated by Reference”;

“Company 2016 MD&A” has the meaning given to it in “Part III — Information Concerning the Company — Documents Incorporated by Reference”;

“Company AIF” has the meaning given to it in “Part III — Information Concerning the Company — Documents Incorporated by Reference”;

“Company Common Shares” means: (a) prior to the amendment to the Company’s articles in the Plan of Arrangement, the common shares in the capital of the Company; and (b) following the amendment to the Company’s articles in the Plan of Arrangement, the Class A Shares (as defined in “Part I — The Arrangement — Details of the Arrangement — The Arrangement Steps”) in the capital of the Company;

“Company Disclosure Letter” means the disclosure letter dated April 12, 2017 delivered by the Company to the Sponsors as contemplated by the Arrangement Agreement;

“Company DSUs” means the outstanding deferred share units issued pursuant to the Company DSU Plan;

“Company DSU Plan” means the Company’s deferred share unit plan dated May 7, 2015;

“Company Employment Agreements” has the meaning given to it in “Part I — The Arrangement — Interests of Certain Persons or Companies in the Arrangement — Change of Control Provisions”;

“Company Group” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Limitation of NOL Carry Forwards and Other Tax Attributes”;

“Company Meetings” means, collectively, the Company Shareholder Meeting and the Company Noteholder Meeting;

“Company Note Indenture” means the indenture dated as of October 19, 2012 by and among the Company, the Subsidiary guarantors party thereto, The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee, as supplemented by that certain supplemental indenture dated as of January 9, 2013 by and among the Company, the guaranteeing Subsidiaries and other Subsidiary guarantors party thereto, The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee;

“Company Noteholder Meeting” means the meeting of Company Noteholders, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Noteholder Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by the Sponsors, acting reasonably;

“Company Noteholders” means the holders of the Company Notes;

“Company Notes” means the $350 million in aggregate principal amount of the Company’s 9.25% Senior Notes due 2020 issued pursuant to the Company Note Indenture;

“Company Optionholders” means the holders of Company Options;

“Company Options” means the outstanding options to purchase Company Common Shares issued pursuant to the Company Stock Option Plan;

“Company Securityholders” means, collectively, the Company Noteholders and the Company Shareholders;

“Company Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by the Sponsors, acting reasonably;

“Company Shareholders” means the registered or beneficial holders of the Company Common Shares, as the context requires;

“Company Stock Option Plan” means the Company’s share option plan effective June 19, 2008, as reapproved by the Company Shareholders on June 13, 2011 and May 13, 2014;

“Company Warrant Indenture” means the indenture dated August 6, 2015 between the Company and Computershare Trust Company of Canada providing for the issuance of warrants to purchase Company Common Shares;

“Company Warrants” means the outstanding warrants of the Company issued pursuant to the Company Warrant Indenture;

“Competitive Opportunity” has the meaning given to it in “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement — Corporate Opportunity”;

“Confidentiality Agreements” means: (a) the Apollo Confidentiality Agreement; and (b) the GSO Confidentiality Agreement;

“Consideration Common Shares” means 682 New Company Common Shares per $1,000 of Funded Amount advanced by a Funding Company Noteholder;

“Constating Documents” means articles of incorporation, amalgamation, or continuance, as applicable, bylaws and all amendments to such articles or bylaws;

“Continuance” has the meaning given to it in “Part I — The Arrangement — Continuance and Domestication”;

“Continuance and Domestication” means the discontinuance of the Company from the jurisdiction of the CBCA and the concurrent domestication of the Company in the State of Delaware pursuant to the provisions of section 388 of the DGCL;

“Continuance and Domestication Resolution” means the special resolution approving the Continuance and Domestication to be considered by the Company Shareholders at the Company Shareholder Meeting;

“control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

“CRA” means the Canada Revenue Agency;

“Credit Agreement” means the first lien credit agreement dated as of May 1, 2014 among, inter alia, the Company, as borrower, the lenders named therein, Credit Suisse AG (acting through its Cayman Islands branch) as the administrative agent, collateral agent and issuing bank, as amended from time to time;

“Credit Facility” means the credit facility available under the Credit Agreement;

“Credit Facility Refinancing” means the refinancing and replacement of the Credit Facility on the terms and conditions set forth in the Debt Commitment Letter and otherwise acceptable to the Sponsors, each acting reasonably and in a manner consistent in all material respects with the terms and conditions set forth in the Debt Commitment Letter;

“Credit Facility Refinancing Condition” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions”;

“DCF” has the meaning given to it in “Part I — The Arrangement — Financial Advisor Opinions — Origin Opinions and Valuation”;

“Debt Commitment Letter” means an executed commitment letter, dated as of April 12, 2017, among the Apollo Sponsor, the GSO Sponsors, the Company and the lenders party thereto, pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein, as may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement;

“Debt Financing” means the debt financing contemplated by the Debt Commitment in amounts set forth in the Debt Commitment Letter to be provided by the lenders party thereto in order to consummate the Credit Facility Refinancing and the MMGSA Note Redemption and pay costs and expenses in connection with the Arrangement;

“Debt Financing Amount” means the amount to be advanced to the Company (or a Subsidiary thereof) on the Effective Date pursuant to the Debt Commitment Letter;

“Deferred Plans” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Consequences Applicable to Resident Holders of Company Notes — Eligibility for Investment of New Company Common Shares, New Company Notes and the Substituted New Company Notes”;

“Definitive Documents” means any and all definitive agreements, court materials and other material documents in connection with the Arrangement, the Credit Facility Refinancing, the MMGSA Note Redemption, the debt and equity financings and any transactions related to or contemplated by the foregoing, the CBCA Proceedings, the Chapter 15 Proceedings and any other Ancillary Proceedings, including, without limitation, the Plan of Arrangement, the Interim Order, the Final Order, the U.S. Recognition Order, all material applications, motions, pleadings, orders, rulings and other documents filed by the Company with the Court or the U.S. Bankruptcy Court or any other court in respect of any other Ancillary Proceedings, the Company Meetings materials, the MMGSA Note Redemption Documents, the Arbiter Voting Support and Subscription Agreement, the Voting Support Agreements, the New Company Notes Indenture, any intercreditor agreement in respect of, and governing the relationships among holders of, material indebtedness of the Company and any documentation required to effect the exchange of the Company Notes and the Company Common Shares contemplated hereunder;

“Demand for Payment” means a written notice of a Registered Holder of Company Common Shares containing his or her name and address, the number and class of Dissenting Shares and a demand for payment of the fair value of such Dissenting Shares, submitted to the Company;

“Determination Date” means the date on which the conditions to closing in the Arrangement Agreement have been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is (excluding conditions that, by their terms, cannot be satisfied until the Effective Date);

“Depositary” means: (a) in respect of the Company Common Shares, Computershare Trust Company of Canada; (b) in respect of the Company Notes, Kingsdale Advisors; and (c) such other Person as the Company may appoint to act as depositary for the Company Common Shares and/or Company Notes in relation to the Arrangement or the New Capital Offering, as applicable, with the approval of the Sponsors, acting reasonably;

“DGCL” means the General Corporation Law of the State of Delaware;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Amount” means an amount equal to the product of C$0.17 multiplied by the number of Dissenting Shares;

“Dissent Notice” means the written objection of a Registered Holder to the Arrangement Shareholder Resolution or the Continuance and Domestication Resolution submitted to the Company in accordance with the Dissent Procedures;

“Dissent Procedures” means the dissent procedures, as set forth in section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, as described under “Part I — The Arrangement — Right to Dissent”;

“Dissent Rights” means the rights of dissent in respect of the Arrangement granted to the Registered Holders of the Company Common Shares, as described in the Plan of Arrangement;

“Dissenting Company Common Share” means a Company Common Share in respect of which Dissent Rights have been validly exercised and not withdrawn;

“Dissenting Non-Resident Holder” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Consequences Applicable to Non-Resident Holders of Company Common Shares — Dissenting Shareholders”;

“Dissenting Resident Holder” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Losses — Dissenting Shareholders”;

“Dissenting Shareholder” means a Registered Holder of Company Common Shares who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such holder in strict compliance with the terms of the Dissent Rights;

“Dissenting Shares” means the Company Common Shares in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

“DLLC1” means a limited liability company to be organized under the laws of Delaware and a wholly owned Subsidiary of the Company;

“DLLC2” means a limited liability company to be organized under the laws of Delaware and a wholly owned Subsidiary of DLLC1;

“Domestication” has the meaning given to it in “Part I — The Arrangement — Continuance and Domestication”;

“EBITDA” has the meaning given to it in “Part I — The Arrangement — Financial Advisor Opinions — Origin Opinions and Valuation”;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Company Noteholders” means a Person that is a Company Noteholder on the Participation Record Date or an Affiliate of such Company Noteholder to whom such Company Noteholder assigns its Subscription Option that is: (i) in Canada; (ii) if such Person is in the United States, an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act; or (iii) if such Person is resident outside of Canada and the United States, qualified to participate in the New Capital Offering in accordance with the Laws of its jurisdiction of residence and has provided evidence satisfactory to the Company to demonstrate such qualification;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the Industry Regulation Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States);

“Employee Director” means an Apollo Employee Director or a GSO Employee Director, as applicable;

“Equity Securities” has the meaning ascribed to such term in Rule 405 promulgated under the U.S. Securities Act as in effect on the date hereof;

“Exchange” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Consequences Applicable to Resident Holders of Company Notes — Exchange of Company Notes”;

“Exercise” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to U.S. Holders of Company Common Shares or Company Notes — Consequences to U.S. Holders of Company Notes”;

“FATCA” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — FATCA”;

“Fee Reimbursement Amount” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Fees and Expenses”;

“Fidelity” means Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisors Incorporated, FIL Limited, Crosby Advisors LLC, and Fidelity SelectCo, LLC;

“Final Order” means the final order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and the Sponsors, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (which amendment shall be acceptable to both the Company and the Sponsors, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Sponsors, each acting reasonably) on appeal;

“Financial Advisor Opinions” means, collectively, the Allen Fairness Opinion and the Origin Opinions;

“Funded Amount” means, with respect to a Funding Company Noteholder, the amount that such Funding Company Noteholder has validly deposited with the Depositary pursuant to the Plan of Arrangement;

“Funding Company Noteholder” means: (a) a Participating Noteholder that has validly deposited all of such Participating Noteholder’s Participating Noteholder Commitment Amount with the Depositary prior to the Participating Noteholder Funding Deadline pursuant to the Plan of Arrangement; and (b) each Sponsor (and each affiliate thereof that beneficially owns Company Notes);

“Governance Term Sheet” means the governance term sheet attached as Appendix F of this Circular;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“GSOCP” means GSO Capital Partners LP together with its affiliates (including funds advised by FS Investments and sub-advised by GSO Capital Partners LP or its affiliates);

“GSO/BDFM” means GSO / Blackstone Debt Funds Management LLC, a Delaware limited liability company;

“GSO Backstop Amount” means 41.72447% of the Backstopped Amount, which the GSO Sponsors have agreed to fund pursuant to the Arrangement Agreement;

“GSO Confidentiality Agreement” means the non-disclosure agreement dated January 5, 2017 between the Company and GSOCP, as extended by: (a) the extension agreement dated March 10, 2017 between the Company and GSOCP; and (b) the extension agreement dated March 30, 2017 between the Company and GSOCP;

“GSO Directors” has the meaning given to it in Exhibit I to Appendix C of this Circular;

“GSO Employee Directors” has the meaning given to it in Exhibit I to Appendix C of this Circular;

“GSO Non-Employee Director” means any GSO Director that is not a GSO Employee Director;

“GSO Sponsors” means, collectively, FS Investment Corporation, a corporation existing under the laws of Maryland, FS Investment Corporation II, a corporation existing under the laws of Maryland, Cobbs Creek LLC, a limited liability company existing under the laws of Delaware, Juniata River LLC, a limited liability company existing under the laws of Delaware, Race Street Funding LLC, a limited liability company existing under the laws of Delaware and Blackstone/GSO Strategic Credit Fund, a statutory trust existing under the laws of Delaware;

“Holder” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations”;

“Identified Person” has the meaning given to it in “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement — Corporate Opportunity”;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Interested Party” has the meaning given to it in “Summary Information — Financial Advisor Opinions — Origin Opinions and Valuation”;

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary; “Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Sponsors, each acting reasonably, providing for, among other things, the calling and holding of the Company Meetings, as such order may be amended by the Court (which amendment shall be acceptable to both the Company and the Sponsors, each acting reasonably);

“Investment Assets” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Consequences Applicable to Resident Holders of Company Notes — Offshore Investment Fund Property”;

“Investor Rights Agreement” means the investor rights agreement among New Mood and the Sponsors entered into at the Closing and effective immediately following the Continuance and Domestication in connection with the completion of the Arrangement;

“IRS” means the Internal Revenue Service;

“Issuer” means: (a) the Company, prior to the redemption of the New Company Notes; and (b) thereafter, collectively, DLLC2 and SubCo;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, bylaw, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Letter of Transmittal” means the letters of transmittal for use by Company Shareholders and Company Noteholders with respect to the Arrangement, which shall be mailed to Company Shareholders and Company Noteholders;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, easement, right of way, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Lock-Up Period” means a period of one year following the Effective Date;

“Management Base Case” has the meaning given to it in “Part I — The Arrangement — Financial Advisor Opinions — Origin Opinions and Valuation”;

“Matching Period” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Covenants — Mutual Covenants Regarding Non-Solicitation”;

“Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, is or would reasonably be expected to (i) be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or cash flows of the Company and its Subsidiaries, taken as a whole, or (ii) prevent or materially adversely affect the ability of the Company to timely perform its obligations under the Arrangement Agreement, except, in the case of clause (i) only, any such change, event, occurrence, effect, or circumstance resulting from:

(a)                                 any change generally affecting the music licensing industries in North America or Europe as a whole;

(b)                                 any change in currency exchange or interest rates;

(c)                                  any change in general global economic, business, regulatory, political or market conditions or in global financial or capital markets;

(d)                                 any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(e)                                  any change in IFRS;

(f)                                   any natural disaster or emergency, war (whether declared or undeclared) or other armed conflict, riots or civil disorder, acts of terrorism, or governmental responses to any of the foregoing;

(g)                                  any change in the market price or trading volume of the Company Common Shares or the Company Notes or any suspension in trading generally, on any securities exchange on which the securities of the Company are trading (provided, however, that the causes underlying such change or suspension may be considered to determine whether such causes constitutes a Material Adverse Effect);

(h)                                 any action taken (or omitted to be taken) by the Company or its Subsidiaries for which the Sponsors have provided prior written consent;

(i)                                     the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, sales, margins or cash flows for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(j)                                    the announcement of the Arrangement Agreement or the transactions contemplated thereby; or

(k)                                 any action taken by the Company or any of its Subsidiaries which is required to be taken pursuant to the Arrangement Agreement,

provided, however, that (A) with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company and/or its Subsidiaries operate; and (B) references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Maximum Liability Amount” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Remedies and Limitation on Liability”;

“Maximum New Capital Offering Amount” means $50 million;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“MMGSA” means Mood Media Group S.A.;

“MMGSA Note Indenture” means the indenture dated as of August 6, 2015 by and among MMGSA, the Subsidiary guarantors party thereto, the Company, as limited recourse guarantor, and MMGSA Note Trustee;

“MMGSA Note Redemption” means arrangements for the repayment and redemption of all of the MMGSA Notes on or within 60 days of the Effective Date (in accordance with the terms and conditions of the MMGSA Note Indenture as determined by the Company, acting reasonably) and the satisfaction and discharge of the MMGSA Note Indenture as of the Effective Date;

“MMGSA Note Redemption Documents” means all necessary and appropriate documentation in accordance with the terms of the MMGSA Note Indenture, including all required officer’s certificates, notices of redemption and opinions of counsel that may be required in connection with the MMGSA Note Redemption; Notes;

“MMGSA Note Trustee” means Computershare Trust Company of Canada, as trustee for the MMGSA

“MMGSA Noteholder” means a holder of the MMGSA Notes;

“MMGSA Notes” means the $50 million in aggregate principal amount of MMGSA’s 10% Senior Notes due 2023 issued pursuant to the MMGSA Note Indenture as amended, restated, modified, renewed, extended, increased, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time;

“New Capital Offering” means the offering to Eligible Company Noteholders to exercise their Subscription Option and participate in the investment of new capital in the Company in the total aggregate amount of the New Capital Offering Amount;

“New Capital Offering Amount” means the lesser of: (a) the Maximum New Capital Offering Amount; and (b) the amount, if any, by which the Aggregate Arrangement Cost exceeds the sum of the Debt Financing Amount and the Projected Cash-on Hand, and shall be determined by the Company in consultation with the Sponsors by no later than the tenth Business Day prior to the expected Effective Date; provided, that: (i) the New Capital Offering Amount shall not be less than $25 million; and (ii) any amount calculated or determined for purposes of this definition shall be subject to the thresholds, restrictions or other requirements as may be set forth in the Arrangement Agreement or other Definitive Documents to the extent any such threshold, restriction or other requirement is applicable to the determination of the New Capital Offering Amount;

“New Company Common Shares” means: (a) prior to the completion of the Continuance and Domestication, a new class of shares of the Company designated as “common shares” having the rights, privileges and conditions set out in Section 3.3(5)(b) of the Plan of Arrangement; and (b) following the completion of the Arrangement, shares of common stock, par value $0.01, of New Mood having the rights, privileges and conditions set out in the certificate of incorporation of New Mood set forth in Exhibit I to Appendix C of this Circular;

“New Company Notes” means the $175 million aggregate principal amount of second lien notes to be issued by the Company on the Effective Date in accordance with the Plan of Arrangement pursuant to the New Company Notes Indenture, which notes shall be repayable in cash or, at the option of the Company, on a par for par basis with the Substituted New Company Notes, being second lien notes (having substantially the same terms as the New Company Notes except as set forth in this Circular) to be co-issued by DLLC2 and SubCo in connection with the acquisition by DLLC2 of all or substantially all of the assets of the Company;

“New Company Notes Collateral Agreement” means a collateral agreement to be dated the Effective Date, which shall be substantially in the form of Appendix P to this Circular and otherwise acceptable to the Company and the Sponsors, each acting reasonably;

“New Company Notes First Lien/Second Lien Intercreditor Agreement” means a first lien/second lien intercreditor agreement to be dated the Effective Date, which shall be substantially in the form of Appendix N to this Circular and otherwise acceptable to the Company and the collateral agent for the New Company Notes, each acting reasonably;

“New Company Notes Indenture” means an indenture governing the New Company Notes to be dated the Effective Date, which shall be substantially in the form of Appendix L to this Circular and otherwise acceptable to the Company and the Sponsors, each acting reasonably;

“New Credit Facility” means the New Term Loan Facility and the New Revolving Credit Facility;

“New Revolving Credit Facility” means the senior secured first lien revolving credit facility contemplated in the Debt Commitment Letter;

“New Term Loan Facility” means the senior secured first lien term loan facility contemplated in the Debt Commitment Letter;

“New Company Preferred Stock” means: (a) prior to the completion of the Continuance and Domestication, the authorized, but unissued, preferred shares of the Company; and (b) following the completion of the Arrangement, shares of preferred stock, par value $0.01, of New Mood;

“New Mood” means the Company post-Continuance and Domestication;

“New Mood Board” has the meaning given to it in “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement”;

“NOLs” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Cancellation of Debt Income”;

“Non-Registered Holders” has the meaning given to it in “Information for Non-Registered Holders of Company Common Shares and Company Notes”;

“Non-Resident Holder” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Non-Participating Company Note Consideration” means: (a) 150 New Company Common Shares; and (b) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of $500 principal amount of Substituted New Company Notes, in each case, per $1,000 principal amount of Company Notes;

“Non-Participating Noteholder” means a Company Noteholder other than a Participating Noteholder;

“Non-Sponsor Company Noteholders” means the Company Noteholders other than the Apollo Sponsor, the GSO Sponsors and their respective affiliated investment funds;

“Note Exchange Agent” means Kingsdale Advisors;

“Offer to Pay” means the written offer of the Company to each Dissenting Shareholder that has sent a Demand for Payment to pay for its Company Common Shares in an amount considered by the Company to be the fair value of the Company Common Shares, all in compliance with the Dissent Procedures;

“officer” has the meaning specified in the Securities Act (Ontario);

“Ordinary Course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is consistent with the past practices of the Company or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Subsidiary, as the case may be;

“Origin” means Origin Merchant Partners;

“Origin Opinions” means the opinions of Origin to the effect that, as of the date of such opinions and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein: (a) the Share Cash-Out Consideration to be received by the Company Shareholders (other than Arbiter and its associates and affiliates) pursuant to the Arrangement is fair, from a financial point of view, to such holders; (b) the consideration to be received by Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates and affiliates, including their respective affiliated investment funds) pursuant to the Arrangement and the other transactions contemplated by the Arrangement Agreement is fair, from a financial point of view, to such holders (fairness being determined on the basis that the value of the consideration to be received by Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates and affiliates, including their respective affiliated investment funds) is greater than or equal to the value of the Company Notes held by such Company Noteholders pre-Arrangement); (c) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company; and (d) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated;

“Outside Date” means October 12, 2017, or such later date as may be agreed to in writing by the Parties;

“Parachute Payment” has the meaning given to it in “Part I — The Arrangement — Interests of Certain Persons or Companies in the Arrangement — Change of Control Provisions”;

“Participating Company Note Consideration” means: (a)(i) 175 New Company Common Shares and (ii) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of $500 principal amount of Substituted New Company Notes, in each case, per $1,000 principal amount of Company Notes; and (b) the Consideration Common Shares;

“Participating Noteholder” means an Eligible Company Noteholder who has duly completed and submitted a Subscription Option Exercise Form in accordance with the terms thereof in advance of the Participation Deadline in order to exercise its Subscription Option in full;

“Participating Noteholder Commitment Amount” means, as to any Participating Noteholder, the amount equal to the product of: (a) the New Capital Offering Amount; multiplied by (b) the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all Company Notes beneficially owned by such Participating Noteholder on the Participation Record Date by (ii) the aggregate principal amount of all outstanding Company Notes on the Participation Record Date;

“Participating Noteholder Funding Deadline” means the date that is two Business Days prior to the expected Effective Date;

“Participation Deadline” means 5:00 p.m. on June 13, 2017; provided, that the Participation Deadline may be modified by the Board at any time (with the written consent of the Sponsors, acting reasonably);

“Participation Record Date” means May 9, 2017; provided, that the Participation Record Date may be modified by the Board at any time (with the written consent of the Sponsors, acting reasonably);

“Parties” means the Company, the Apollo Sponsor and the GSO Sponsors, and “Party” means any one of them;

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)                                 Liens for current-period Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the books of the Company in accordance with IFRS;

(b)                                 inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the assets of the Company, provided that such Liens are incurred in the Ordinary Course and related to obligations not due or delinquent or that are being contested in good faith, are not registered against title to any assets of the Company and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)                                  municipal bylaws, regulations, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property, provided that the affected property is in compliance with the same in all material respects;

(d)                                 Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the Ordinary Course in relation to deposit accounts or other funds maintained with a creditor depository institution;

(e)                                  pledges, deposits and Liens under worker’s compensation laws, employment insurance laws or similar legislation; good faith deposits made in the Ordinary Course in connection with bids, tenders and contracts; deposits made in the Ordinary Course to secure surety or appeal bonds;

(f)                                   the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(g)                                  easements, rights of way, restrictive covenants, servitudes and similar rights, in each case, in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially adversely impact the use of such property, individually or in the aggregate, as it is being used on the date of the Arrangement Agreement;

(h)                                 prior to Closing, Liens in respect of the Credit Agreement and related Loan Documents (as defined in the Credit Agreement);

(i)                                     such other imperfections of title (not including Liens securing the payment of a sum of money) as do not materially affect, individually or in the aggregate, the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and

(j)            Liens listed and described in the Company Disclosure Letter;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement attached as Schedule A to Appendix J to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Sponsors, each acting reasonably;

“Pre-Change Losses” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to the Company — Limitation of NOL Carry Forwards and Other Tax Attributes”;

“Projected Cash-on Hand” means the Company’s projected cash-on hand on the Effective Date in excess of $10 million, exclusive of the Debt Financing Amount and any amounts to be provided pursuant to the New Capital Offering, as estimated by the Company in consultation with the Sponsors no later than the tenth Business Day prior to the expected Effective Date;

“Proposed Amendments” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations”;

“Proposed Transaction” has the meaning given to it in “Part I — The Arrangement — Background to the Arrangement”;

“Put Option Payment” means the issuance, following the Continuance and Domestication, by New Mood to: (a) the Apollo Sponsor, 7,284,441 New Company Common Shares; and (b) the GSO Sponsors, 5,215,559 New Company Common Shares, allocated and distributed on a pro rata basis in proportion to the principal amount of Company Notes of each such GSO Sponsor, in each case in consideration for the agreement in the Arrangement Agreement by the Sponsors to fund amounts up to, in the aggregate, the Maximum New Capital Offering Amount;

“Record Date” means May 9, 2017;

“Registered Holder” means holders of securities of the Company as determined on the applicable register held by the Company’s transfer agent and registrar or the U.S. trustee and Canadian trustee under the Company Note Indenture;

“Registrable Securities” means: (a) Equity Securities of New Mood held (whether now held or hereafter acquired) by a New Mood securityholder that holds registration or similar rights pursuant to an agreement between such securityholder and New Mood (including, for the avoidance of doubt, the Sponsors and their respective affiliated investment funds) or issuable upon conversion or exchange of any convertible or exchangeable securities or exercise of any warrants, options or other securities now or hereafter held by such Persons, and (b) any securities issued or issuable, directly or indirectly, with respect to the securities described in clause (a) by way of a dividend, distribution, stock split or combination, reclassification, recapitalization, exchange or readjustment, whether in a merger, consolidation, conversion or similar transaction; provided, however, that Registrable Securities shall cease to be Registrable Securities if (i) a registration statement covering such Registrable Securities has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement; (ii) such Registrable Securities are distributed pursuant to Rule 144; (iii) such Registrable Securities cease to be outstanding; or (iv) such Registrable Securities shall have been otherwise transferred and new certificates for them not bearing a legend restricting transfer shall have been delivered by New Mood and such Registrable Securities may be publicly resold without registration under the U.S. Securities Act;

“Related Party” has the meaning specified in “Summary Information — Financing of the Arrangement — Equity Financing”;

“Required Securityholder Approvals” means: (a) approval of the Arrangement Shareholder Resolution by (i) at least 66 2/3% of the votes cast by Company Shareholders, either in person or by proxy, at the Company Shareholder Meeting and (ii) at least a majority of the votes cast by Company Shareholders, either in person or by proxy, at the Company Shareholder Meeting, excluding any votes attached to Company Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and (b) approval of the Arrangement Noteholder Resolution by at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting where each $1,000 principal amount of Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting;

“Resident Holder” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“RESPs” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Consequences Applicable to Resident Holders of Company Notes — Eligibility for Investment of New Company Common Shares, New Company Notes and the Substituted New Company Notes”;

“Retention Bonus Agreements” has the meaning given to it in “Part I — The Arrangement — Interests of Certain Persons or Companies in the Arrangement — Retention Bonus Agreements”;

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the U.S. Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule;

“Sale Transaction” has the meaning specified in “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Investor Rights Agreement — Support for Sale Transaction”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada;

“Securities Laws” means: (a) the Securities Act (Ontario) and any other applicable Canadian provincial and territorial securities Laws, and (b) the rules and regulations of the TSX;

“SEDAR” means the System for Electronic Document Analysis Retrieval (SEDAR);

“Series A Warrants” has the meaning specified in “Summary Information — Effect of the Arrangement — Credit Facility Refinancing”;

“Share Cash-Out Consideration” means C$0.17 per Company Common Share in cash;

“Special Committee” means the special committee of certain independent members of the Board, consisting of Kevin Dalton, David Richards and Richard Warren;

“Sponsor Financing Sources” means the Persons that have committed to provide: the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letter or alternative debt financings as permitted by the Arrangement Agreement in connection with the Arrangement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, current or future officers, directors, employees, agents, attorneys, controlling persons, representatives, equityholders, general or limited partners, managers, members or partners involved in the Debt Financing and their successors and assigns;

“Sponsors” means collectively, the Apollo Sponsor and the GSO Sponsors;

“Stikeman Elliott” means Stikeman Elliott LLP, Canadian legal counsel to the Company;

“SubCo” means a corporation to be incorporated under the laws of Delaware and a wholly owned Subsidiary of DLLC2;

“Subscription Option” means, with respect to each Eligible Company Noteholder, the option, which may be exercised by such Eligible Company Noteholder in accordance with the terms of the Plan of Arrangement and the Subscription Option Exercise Form, to participate in the New Capital Offering by electing, in accordance with the provisions of the Subscription Option Exercise Form, to invest its Participating Noteholder Commitment Amount;

“Subscription Option Exercise Form” means the certification and exercise form circulated to Company Noteholders and completed by such Eligible Company Noteholders who wish to exercise their Subscription Option on the Effective Date;

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of such Person’s Subsidiary;

“Substituted New Company Notes” has the meaning given to it in “Part I — The Arrangement — Effect of the Arrangement — New Company Notes and Substituted New Company Notes”;

“Substituted New Company Notes Collateral Agreement” means a collateral agreement to be dated the Effective Date, which shall be substantially in the form of Appendix Q to this Circular and otherwise acceptable to the Company and the Sponsors, each acting reasonably;

“Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement” means a first lien/second lien intercreditor agreement to be dated the Effective Date, which shall be substantially in the form of Appendix O to this Circular and otherwise acceptable to the Company, the administrative agent under the New Credit Facility and the collateral agent for the Substituted New Company Notes and the collateral agent for the New Company Notes, each acting reasonably;

“Substituted New Company Notes Indenture” means an indenture governing the Substituted New Company Notes to be dated the Effective Date, which shall be substantially in the form of Appendix M to this Circular and otherwise acceptable to the Company and the Sponsors, each acting reasonably;

“Superior Proposal” means any unsolicited written bona fide Acquisition Proposal from a Person to acquire all or substantially all of the outstanding Company Common Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)                                 complies with Securities Laws and did not result from or involve a material breach of the Arrangement Agreement;

(b)                                 the Board determines, acting in good faith and in consultation with Company’s financial advisor(s) and outside legal counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)                                  is not subject to a diligence condition, access or a financing condition and in respect of which it has been demonstrated to the Board, acting in good faith after consultation with Company’s financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such transaction and such funds and other consideration are, or are likely to be, available; and

(d)                                 the Board determines, in its good faith judgment, after receiving advice from its outside legal counsel with respect to clauses (i) and (iii), below, and the Company’s financial advisor(s) with respect to (ii) and (iii), below, that

(i)                                     failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties, and

(ii)                                  such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the transactions contemplated by the Arrangement Agreement (including any amendments to the terms and conditions of the Arrangement proposed by the Sponsors pursuant to Section 5.4(2) of the Arrangement Agreement), and

(iii)                               such Acquisition Proposal would result in the repayment in full of the Company Notes and all amounts owing in respect thereof in accordance with the Company Note Indenture;

“Superior Proposal Notice” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Covenants — Mutual Covenants Regarding Non-Solicitation”;

“taxable capital gain” has the meaning given to it in “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Losses”;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means any and all returns, reports, claims for refund, disclosures, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports), and amendments thereto, filed or required to be filed in respect of Taxes, including any schedule or attachment thereto or amendment thereof;

“Taxes” means:

(a)                                 any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, net wealth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, escheat, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions;

(b)                                 all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) or this clause (b);

(c)                                  any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and

(d)                                 any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Termination Fee” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Termination Fee”;

“Termination Fee Event” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Termination Fee”;

“Treasury Regulations” means the Treasury regulations promulgated under the Code;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“Unlevered Free Cash Flows” has the meaning given to it in “Part I — The Arrangement — Financial Advisor Opinions — Origin Opinions and Valuation”;

“Upstream Loan” has the meaning given to it in “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Pre- and Post-Arrangement Steps and Post-Arrangement Organizational Structure”;

“U.S. Court” means the United States Bankruptcy Court for the Southern District of New York;

“U.S. Dollar Equivalent” means the amount in the United States dollar equivalent of the Share Cash-Out Consideration per Company Common Share on the basis of the Bank of Canada’s daily rate on the date that is three Business Days prior to the Effective Date;

“U.S. Exchange” has the meaning given to it in “Part I — The Arrangement — Certain United States Federal Income Tax Considerations — Certain United States Federal Income Tax Consequences to U.S. Holders of Company Common Shares or Company Notes — Consequences to U.S. Holders of Company Notes”;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. GAAP” means generally accepted accounting principles of the United States;

“U.S. Recognition Order” means an order of the U.S. Court recognizing the CBCA Proceedings under chapter 15 of the United States Bankruptcy Code and approving and giving full force and effect in the United States to the Interim Order, the Plan of Arrangement and the Final Order;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Valuation” means the formal valuation of the Company Common Shares prepared by Origin and dated April 12, 2017;

“Voting Deadline” has the meaning given to it in “Part I — The Arrangement — The Arrangement Agreement — Covenants”; and

“Voting Support Agreements” means each agreement between the Company, on the one hand, and certain directors and officers of the Company that hold Company Notes and/or Company Common Shares, on the other, dated as of April 12, 2017.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular or in the Appendices hereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the “Glossary of Terms.”

The Company Shareholder Meeting

The Company Shareholder Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 9:30 a.m. (Toronto time) on June 15, 2017, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. At the Company Shareholder Meeting, the Company Shareholders will be asked to consider and vote upon the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution. See “Part I — The Arrangement” and “Part II — The Continuance and Domestication.”

The Company Noteholder Meeting

The Company Noteholder Meeting will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 9:00 a.m. (Toronto time) on June 15, 2017, for the purposes set forth in the accompanying Notice of Special Meeting of Noteholders. At the Company Noteholder Meeting, Company Noteholders will be asked to consider and vote upon the Arrangement Noteholder Resolution. See “Part I — The Arrangement.”

Recommendation of the Special Committee and the Board

After consulting with the Company’s senior management and with its legal and financial advisors, and after considering, among other things, the Allen Fairness Opinion, the Origin Opinions and Valuation, the Special Committee unanimously concluded that both the Arrangement and the Continuance and Domestication are in the best interest of the Company. The Special Committee unanimously recommended that the Board approve the Arrangement and the Continuance and Domestication and the entry into the Arrangement Agreement and that each of the Company Shareholders and Company Noteholders vote in favour of the Arrangement.

After considering, among other things, the Allen Fairness Opinion and the Origin Opinions and Valuation and the unanimous recommendation of the Special Committee and after consulting with the Company’s senior management and with legal and financial advisors and the review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders), the Board (other than Mr. Ross Levin, who abstained as an interested director due to the Arbiter Reinvestment) unanimously concluded that both the Arrangement and the Continuance and Domestication are in the best interests of the Company and authorized the entry by the Company into the Arrangement Agreement and all related agreements. The Board unanimously (subject to abstentions) recommends that the Company Securityholders vote “FOR” the Arrangement Resolutions and, as applicable, the Continuance and Domestication Resolution.

See “Part I — The Arrangement — Recommendation of the Special Committee and the Board.”

Reasons for Recommendation of the Special Committee and the Board

In reaching its conclusions and formulating its unanimous recommendation, each of the Special Committee and the Board consulted with the Company’s management and their legal and financial advisors, reviewed significant information and considered a number of factors as well as the interests of affected stakeholders, including, among others:

•                  Attractive Premium for Company Shareholders. The Share Cash-Out Consideration constitutes a significant and attractive premium to the Company Common Share price. The consideration to be received by Company Shareholders under the Arrangement of C$0.17 in cash per Company Common Share represents a 149% premium over the volume weighted average trading price of the Company Common Shares on the TSX for the 20-day period ending April 12, 2017, the date the Arrangement Agreement was entered into.

•                  Certainty of Value for Company Shareholders. The Arrangement also provides Company Shareholders with cash consideration for all Company Common Shares held, providing them with the opportunity to realize certain value for all of their Company Common Shares.

•                  Participation in the Company for Company Noteholders. The Arrangement provides the opportunity for Company Noteholders to participate in the growth of the Company after completion of the Arrangement.

•                  Company Shareholder Support. Arbiter, as well as all of the directors and executive officers of the Company, who together hold 32,285,490 Company Common Shares, or approximately 17.6% of the issued and outstanding Company Common Shares, have entered into voting and support agreements with the Company pursuant to which they have, subject to the terms and conditions of such agreements, agreed to vote all of the Company Common Shares beneficially owned by them or under their control or direction in favour of the Arrangement including, without limitation, the Arrangement Shareholder Resolution, the Continuance and Domestication Resolution and any other matter necessary for the completion of the Arrangement.

•                  Company Noteholder Support. The Sponsors, who (together with their respective affiliated investment funds) beneficially own approximately $238 million, or approximately 68%, of the outstanding $350 million principal amount of the Company Notes, have agreed, pursuant to the Arrangement Agreement, to vote or cause to be voted all of their Company Notes in favour of the Arrangement Noteholder Resolution.

•                  Result of Robust Process. The Arrangement is the result of an extensive and prolonged process of soliciting possible interest from a broad range of third parties in strategic transactions involving the Company. This process was conducted by the Company, through its financial advisor, Allen & Co., in consultation with, and with full participation by, the Special Committee and its legal and financial advisors.

•                  Reduction of Indebtedness to Enable the Company to Focus on Strategic Initiatives. The Arrangement and related transactions permit the Company to substantially reduce its outstanding indebtedness and annual cash interest payments, as well as extend the maturity date of the Company’s outstanding debt after completion of the Arrangement, allowing the Company to better position itself to pursue and take advantage of strategic initiatives.

•                  Indebtedness Risks and Uncertainties. The Board considered the risks, uncertainties and costs associated with the Company’s current level of outstanding indebtedness, including the risk and uncertainties as to whether the Company would be able to replace its Credit Facility on acceptable terms prior to such Credit Facility’s maturity date.

•                  Lack of Alternatives to the Arrangement. In the absence of the implementation of the Arrangement, the Company may not have sufficient access to capital in the long-term to refinance its debt as it matures, and, as a result, there would be a meaningful risk of the Company having to pursue a filing for protection under the Companies’ Creditors Arrangement Act (Canada) and/or parallel filings under the United States Bankruptcy Code or, in the absence of a restructuring under such filings, commencing an orderly liquidation process, any of which would have a negative impact on the Company, the Company Securityholders and the long-term value of the Company’s assets and operations.

•                  No Impact on Ongoing Operations. The Arrangement should not adversely impact any amounts owing to the Company’s vendors or affect any of the Company’s contractual relationships with its customers, suppliers or employees, resulting in minimal, if any, disruption to the Company’s ongoing operations.

•                  Financial Advisor Opinions. The Special Committee and the Board considered (a) the Allen Fairness Opinion to the effect that as of April 12, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Share Cash-Out Consideration to be received by Company Shareholders (other than Arbiter) pursuant to the Arrangement is fair, from a financial point of view, to such Company Shareholders; (b) the Origin Opinions to the effect that as of April 12, 2017, and based upon and subject to the assumptions, limitations and qualifications set forth therein, (i) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries); (ii) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds); (iii) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company, and (iv) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration Company Noteholders and Company Shareholders would receive in the Arrangement and the other transactions contemplated by the Arrangement Agreement would exceed the estimated value Company Noteholders and Company Shareholders would receive in a liquidation, respectively; and (c) the Valuation to the effect that the fair market value of the Company Common Shares is in the range of nil to C$0.29 per Company Common Share as at April 12, 2017.

•                  Ability to Respond to Superior Proposals. Under the Arrangement Agreement, subject to the terms and conditions set forth therein, until the time that the Arrangement Resolutions are approved by the Company Securityholders, the Board retains the ability to consider and respond to an unsolicited, bona fide written Acquisition Proposal if the Board determines that: (a) such Acquisition Proposal constitutes, or could reasonably be expected to constitute or to lead to, a Superior Proposal; and (b) failure to enter into or engage in discussions or negotiations with the person making such Acquisition Proposal would be inconsistent with the Board’s fiduciary duties. In addition, the C$1.5 million amount of the termination fee payable by the Company to the Sponsors in the event that the Arrangement Agreement is terminated in certain circumstances was considered reasonable by the Special Committee and the Board in the circumstances and would not, in the view of the Board, preclude other Acquisition Proposals.

•                  Procedural Matters. (a) The Arrangement must be approved by (i) at least 66 2/3% of the votes cast by the Company Shareholders, as well as a majority of the votes cast by disinterested Company Shareholders, in each case present in person or represented by proxy at the Company Shareholder Meeting, and (ii) holders of at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting where each $1,000 principal amount of Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting; (b) Registered Holders of Company Common Shares who do not vote in favour of the Arrangement Shareholder Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive fair value for their Company Common Shares; and (c) the Arrangement requires approval by the Court.

The Special Committee and the Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described in “Part I — The Arrangement — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement.” The Special Committee and the Board believed that overall, the anticipated benefits of the Arrangement to the Company outweighed these risks and negative factors.

The information and factors described above and considered by the Special Committee and the Board in reaching their determinations are not intended to be exhaustive but include material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered in connection with the evaluation of the Arrangement and the complexity of these matters, the Special Committee and the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Special Committee and the Board may have given different weight to different factors.

See “Part I — The Arrangement — Reasons for Recommendation of the Special Committee and the Board.”

Financial Advisor Opinions

Allen Fairness Opinion

The Company retained Allen & Co. as the financial advisor to the Company in connection with a potential transaction such as the Arrangement. As part of this mandate, Allen & Co. was requested to provide the Board with its opinion as to the fairness to the Company Shareholders (other than Arbiter), from a financial point of view, of the Share Cash-Out Consideration to be received by such Company Shareholders pursuant to the Arrangement. In connection with this mandate, Allen & Co. has prepared the Allen Fairness Opinion that states that, on the basis of the particular assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, Allen & Co. is of the opinion that, as of April 12, 2017, the Share Cash-Out Consideration to be received by the Company Shareholders (other than Arbiter) pursuant to the Arrangement is fair, from a financial point of view, to such Company Shareholders. The full text of the Allen Fairness Opinion, which sets out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the Allen Fairness Opinion, is attached as Appendix K-1 to this Circular. The summary of the Allen Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Allen Fairness Opinion. The Allen Fairness Opinion is not a recommendation as to whether or not Company Shareholders should vote in favour of the Arrangement. See “Part I — The Arrangement — Financial Advisor Opinions — Allen Fairness Opinion” and Appendix K-1, “Opinion of Allen & Company LLC.”

Origin Opinions and Valuation

The Company also retained Origin in connection with the Arrangement. As part of this mandate, Origin was requested to provide the Special Committee and the Board with its opinion as to (a) the fairness to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries), from a financial point of view, of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (b) the fairness to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds), from a financial point of view, of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (c) the fairness of the Arrangement and the other transactions contemplated by the Arrangement Agreement, from a financial point of view, to the Company, and (d) whether the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated. In connection with this mandate, Origin has prepared the Origin Opinions which state that, on the basis of the particular assumptions, limitations and qualifications set forth therein, Origin is of the opinion that, as of April 12, 2017, (a) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries); (b) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds); (c) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company, and (d) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration Company Noteholders and Company Shareholders would receive in the Arrangement and the other transactions contemplated by the Arrangement Agreement would exceed the estimated value Company Noteholders and Company Shareholders would receive in a liquidation, respectively.

In connection with the Arrangement, the Company also retained Origin to provide the Special Committee and the Board with a formal valuation of the Company Common Shares as at April 12, 2017. On the basis of the particular assumptions, limitations and qualifications set forth in the Valuation, Origin is of the opinion that, as of April 12, 2017, the fair market value of the Company Common Shares is in the range of nil to C$0.29 per Company Common Share. Origin has confirmed that it is independent within the meaning of MI 61-101, and in particular, neither Origin nor any of its affiliated entities (as defined for purposes of MI 61-101): (a) is an associated or affiliated entity or an issuer insider of the Company, Arbiter, the Apollo Sponsor, the GSO Sponsors or any of their respective associates, affiliates or subsidiaries (each an “Interested Party” and, collectively, the “Interested Parties”); (b) is an advisor to the Company or any other Interested Party in connection with the Arrangement except in respect of the preparation of the Origin Opinions and the Valuation; (c) is a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group); (d) has a material financial interest in the completion of the Arrangement; or (e) has a financial incentive in respect of the conclusions reached in the Valuation or any of the Origin Opinions. The Special Committee determined that Origin is qualified and independent within the meaning of MI 61-101.

The full text of the Origin Opinions and Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Origin Opinions and Valuation, are attached as Appendix K-2 to this Circular. The summary of the Origin Opinions and Valuation in this Circular is qualified in its entirety by reference to the full text of the Origin Opinions and Valuation. Company Securityholders are urged to read the Valuation carefully and in its entirety.

The Origin Opinions and Valuation are not a recommendation to any Company Shareholders as to whether the Company Common Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to any Company Noteholders as to whether the Company Notes should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to participate or not participate in any lending opportunity made available to Company Noteholders. See “Part I — The Arrangement — Financial Advisor Opinions — Origin Opinions and Valuation” and Appendix K-2, “Opinions and Valuation of Origin Merchant Partners.”

Details of the Arrangement

General

The Arrangement will result in the redemption by the Company of all of the issued and outstanding Company Common Shares for the Share Cash-Out Consideration of C$0.17 per Company Common Shares.

The Arrangement will also result in each Company Noteholder receiving, per $1,000 aggregate principal amount of Company Notes:

•                  if the Company Noteholder is a Funding Company Noteholder, (1) $500 aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, (2) 175 New Company Common Shares and (3) the additional consideration described in the immediately following paragraph in connection with the New Capital Offering, or

•                  if the Company Noteholder is not a Funding Company Noteholder, (1) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes and (2) 150 New Company Common Shares,

subject to the terms and conditions set forth in the Arrangement Agreement.

In connection with the Arrangement and as contemplated by the Plan of Arrangement, the Company will effect an offering of New Company Common Shares to Eligible Company Noteholders in the maximum amount of $50 million (and not less than $25 million). Each Eligible Company Noteholder will have the right to participate in the New Capital Offering by irrevocably electing to invest its Participating Noteholder Commitment Amount. Funding Company Noteholders will receive 1,250 New Company Common Shares for every $1,000 of Funded Amount validly deposited by such Funding Company Noteholder (comprised of 568 New Company Common Shares delivered as consideration for their new equity contribution and 682 New Company Common Shares delivered as additional consideration for their Company Notes under the Arrangement). The Sponsors have agreed that, pursuant to the terms of the Plan of Arrangement, together they will backstop the New Capital Offering and, at Closing, will fund an amount equal to the (i) New Capital Offering Amount, less (ii) the aggregate Participating Noteholder Commitment Amounts validly deposited by the Participating Noteholders (other than the Sponsors) in accordance with the Plan of Arrangement. In consideration for the Sponsors’ funding commitment with respect to the backstop, New Mood will issue, following the Continuance and Domestication, to (i) the Apollo Sponsor, an aggregate of 7,284,441 New Company Common Shares and (ii) the GSO Sponsors, an aggregate of 5,215,559 New Company Common Shares.

Additionally, pursuant to the terms of the Arbiter Voting Support and Subscription Agreement, Arbiter agreed to reinvest all of its Share Cash-Out Consideration into the capital of New Mood and subscribe for 4,627,352 New Company Common Shares. In consideration for this agreement by Arbiter to fund a portion of the New Capital Offering Amount, New Mood will issue to Arbiter an additional 1,028,300 New Company Common Shares.

Further, the Company, in consultation with the Sponsors, will take all actions reasonably requested or required to effect the MMGSA Note Redemption, including the funding on the Effective Date of the amount of cash necessary for the Company to satisfy and discharge the MMGSA Note Indenture. As well, in connection with the Arrangement and in consultation with the Sponsors: (a) the Company proposes to continue the Company’s jurisdiction of incorporation from Canada under the CBCA to domesticate in the State of Delaware; and (b) the Company and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications with the Canadian securities regulatory authorities prior to the Effective Date as are reasonably necessary to permit the Company to cease to be a “reporting issuer” under applicable Canadian securities laws promptly following the completion of the Arrangement.

For further information in respect of New Mood following the completion of the Arrangement, see “Part I — The Arrangement — Continuance and Domestication” and “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement.”

Arrangement Steps

The Arrangement involves a number of steps, which will be deemed to occur sequentially commencing at the Effective Time without any further act or formality except as expressly provided in the Plan of Arrangement. If completed as contemplated, the Plan of Arrangement will effect a number of significant changes to the capital structure of the Company, as more particularly described below and elsewhere in this Circular.

The Plan of Arrangement is expected to substantially improve the capital structure of the Company by reducing the amount of outstanding net debt by approximately $161 million (plus accrued interest) on a consolidated basis and providing up to $50 million of additional liquidity through the New Capital Offering. With an improved capital structure, the Company will benefit from a reduction in its annual cash interest cost of approximately $16 million in the first year post-Closing. In connection with the Arrangement, the Company will also continue the Company’s jurisdiction of incorporation from Canada under the CBCA to domesticate in the State of Delaware, delist from the TSX and apply to cease to be a reporting issuer in Canada.

The Plan of Arrangement provides that:

•                  all unpaid interest accrued to the Effective Date on the Company Notes shall be paid by the Company;

•                  notwithstanding anything in the Company Stock Option Plan to the contrary, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested and exercisable, and such Company Option shall be deemed to be assigned and transferred by the holder thereof to the Company in exchange for a cash payment from the

Company to such holder equal to the amount (if any) by which the Share Cash-Out Consideration exceeds the exercise price of such Company Option, in each case, less any amounts withheld in accordance with the Plan of Arrangement, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, no Person shall be obligated to pay the holder of such Company Option any amount in respect of the cancellation of such Company Option, and immediately thereafter the Company Stock Option Plan, all Company Options and any agreements related thereto shall be terminated and the Company shall have no liabilities or obligations with respect to any Company Option, the Company Stock Option Plan or any such agreement except as expressly set out in the Plan of Arrangement;

•                  notwithstanding anything in the Company DSU Plan to the contrary, each Company DSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assigned and transferred by the holder thereof to the Company in exchange for a cash payment from the Company to such holder equal to the U.S. Dollar Equivalent of the Share Cash-Out Consideration per Company Common Share less any amounts withheld in accordance with the Plan of Arrangement and each such Company DSU shall be immediately cancelled;

•                  each Dissenting Company Common Share shall be deemed to be transferred by the holder thereof to the Company for cancellation without any further act or formality in consideration for a debt claim against the Company for the amount determined in accordance with the Plan of Arrangement, and:

(a)                                 such holder shall cease to be the holder of the Company Common Share so transferred and to have any rights as holder of such Company Common Share other than the right to be paid by the Company the amount determined in accordance with the Plan of Arrangement; and

(b)                                 the name of each such holder shall be removed from the register of holders of Company Common Shares as it relates to the Company Common Share so transferred and cancelled;

•                  to add a class of shares designated as “common shares” (being the New Company Common Shares) and to authorize the Company to issue an unlimited number of such New Company Common Shares;

•                  the articles of the Company shall be amended as follows:

(a)                                 to change the designation of the Company Common Shares from “Common Shares” to “Class A Shares” and to replace the rights, privileges and conditions attaching to such shares with the rights, privileges and conditions set out in Schedule I to the Plan of Arrangement; and

(b)                                 to add a class of shares designated as “common shares” (being the New Company Common Shares) and to authorize the Company to issue an unlimited number of such New Company Common Shares;

•                  (i) the Company Notes beneficially owned by Funding Company Noteholders shall be, and shall be deemed to be, exchanged for the Participating Company Note Consideration, and (ii) the Company Notes beneficially owned by all other Company Noteholders shall be, and shall be deemed to be, exchanged for the Non-Participating Company Note Consideration, in each case less any amounts withheld in accordance with the Plan of Arrangement, and:

(a)                                 each holder of such Company Notes shall cease to be the holder of such Company Notes and to have any rights as a holder of such Company Notes other than the right to the Participating Company Note Consideration or the Non-Participating Company Note Consideration, as applicable;

(b)                                 the name of each holder of such Company Notes shall be removed from the register of holders of Company Notes, and the name of each holder of such Company Notes (or its designee)

shall be added to the register of holders of New Company Common Shares and of New Company Notes; and

(c)                                  the Company Notes shall be, and shall be deemed to be, cancelled

•                  concurrently with the exchanges of the Company Notes described above, the Company Note Indenture shall be cancelled and all of the Entitlements and Obligations (each as defined in the Plan of Arrangement) of the Company Noteholders shall be irrevocably and finally settled, terminated, extinguished, cancelled and eliminated without the need of any further payment, action or otherwise and upon such cancellation, the Company Note Indenture shall be discharged and released;

•                  concurrently with the exchanges of the Company Notes described above, the Company shall become entitled to the Funded Amounts deposited with the Depositary pursuant to the Plan of Arrangement and shall issue to each Funding Company Noteholder, in addition to the Participating Company Note Consideration to which it is entitled to receive pursuant to the Plan of Arrangement, 568 New Company Common Shares per $1,000 of Funded Amount advanced by such Funding Company Noteholder in connection with the New Capital Offering;

•                  each Company Common Share other than a Dissenting Company Common Share shall be, and shall be deemed to be, acquired, redeemed and cancelled by the Company solely in exchange for a cash payment equal to the Share Cash-Out Consideration, and less any amounts withheld in accordance with the Plan of Arrangement, provided, that the Company shall not be required to pay the Share Cash- Out Consideration in cash in respect of, and to the extent of any Offsetting Amounts (as defined in the Plan of Arrangement) and such Offsetting Amounts shall be reduced on a dollar for dollar basis by the Share Cash-Out Consideration otherwise payable to the Subscribing Shareholder (as defined in the Plan of Arrangement), and:

(a)                                 the holder of each Company Common Share acquired, redeemed and cancelled pursuant to the Plan of Arrangement shall cease to be the holder of the Company Common Share so transferred and to have any rights as holder of such Company Common Share other than the right to be paid by the Share Cash-Out Consideration (subject to reduction in respect of any Offsetting Amounts), as applicable, in accordance with the Plan of Arrangement; and

(b)                                 the name of such holder shall be removed from the register of holders of Company Common Shares as it relates to the Company Common Share so acquired, redeemed and cancelled;

•                  the Company Warrants shall be terminated and cancelled for no consideration; and

•                  the Certificate of Domestication and the certificate of incorporation and the bylaws of New Mood will be filed in order to effect the Continuance and Domestication whereby the Company will be domesticated in the State of Delaware and will continue as a corporation under the DGCL under the same name and with the registered address of c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

The respective obligations of the Company and the Sponsors to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. Upon all of the conditions being satisfied or waived, the Company is required to file a copy of the Final Order and the Articles of Arrangement with the Director in order to give effect to the Arrangement.

See “Part I — The Arrangement — Details of the Arrangement — Arrangement Steps.” The full text of the Plan of Arrangement is attached as Schedule A to the Arrangement Agreement, a copy of which is attached as Appendix J to this Circular.

Financing of the Arrangement

Sources of Funds

The Company anticipates that the total funds needed to complete the Arrangement (including the funds to pay Company Shareholders the amounts due to them under the Arrangement Agreement), which is expected to be approximately $350 million, will be funded through a combination of the following:

•                  Debt financing in a principal amount of up to $300 million as well as a committed $15 million senior secured revolving first lien facility. The Company has obtained a commitment from HPS Investment Partners, LLC to provide the Debt Financing pursuant to the Debt Commitment Letter. See “Part I — The Arrangement — Financing of the Arrangement — Debt Financing.”

•                  Equity financing by: (a) the GSO Sponsors in an aggregate amount equal to the lesser of (i) $20.86 million or (ii) the GSO Backstop Amount and (b) the Apollo Sponsor in an aggregate amount equal to the lesser of (i) $29.14 million or (ii) the Apollo Backstop Amount. The Apollo Sponsor has received an equity commitment in respect of the Apollo Equity Financing from the Apollo Funds. See “Part I — The Arrangement — Financing of the Arrangement — Equity Financing.”

•                  The subscription by Arbiter for New Company Common Shares in accordance with the Arbiter Voting Support and Subscription Agreement for an aggregate purchase price of approximately $4 million, which amount is to be offset against the Share Cash-Out Consideration otherwise owed to Arbiter under the Arrangement.

•                  The Projected Cash-on Hand.

The consummation of the Arrangement is conditioned upon the Company’s receipt of the Debt Financing.

Apollo Guarantee

The Apollo Sponsor was formed for the sole purpose of the Arrangement and has no significant assets (other than its rights under the Arrangement Agreement). Accordingly, concurrently with the execution of the Arrangement Agreement, and as a condition and inducement to the Company’s willingness to enter into the Arrangement Agreement, the Apollo Funds delivered to the Company a limited guarantee, dated as of April 12, 2017, pursuant to which, and subject to the terms and conditions contained therein, the Apollo Funds are guaranteeing certain obligations of the Apollo Sponsor in connection with the Arrangement Agreement.

Effect of the Arrangement

Share Capital of the Company and New Mood

As at the date of this Circular, there are 183,694,082 Company Common Shares outstanding on a non- diluted basis. Following the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement, there will be no Company Common Shares outstanding and the number of New Company Common Shares outstanding will vary based on the New Capital Offering Amount (which will range from $25 million to $50 million) and the level of participation in the New Capital Offering by Non-Sponsor Company Noteholders. Assuming a New Capital Offering Amount of $25 million, there will be approximately 107,848,927 New Company Common Shares issued and outstanding (assuming 0% participation of the Non-Sponsor Company Noteholders in the New Capital Offering) and assuming a New Capital Offering Amount of $50 million there will be approximately 141,905,652 New Company Common Shares (assuming the participation of 100% of the Non- Sponsor Company Noteholders in the New Capital Offering) issued and outstanding, in each case following the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement.

The holders of New Company Common Shares following the completion of the Arrangement are expected to consist of: (a) the Apollo Sponsor; (b) the GSO Sponsors; (c) the Non-Sponsor Company Noteholders; and

(d) Arbiter. Further details regarding participation by Company Noteholders in the New Capital Offering are set out below.

Assuming a New Capital Offering Amount of $25 million and the participation of 0%, 25%, 50%, 75% and 100% of the Non-Sponsor Company Noteholders, the shareholdings of New Mood immediately following the Arrangement and the transactions contemplated by the Arrangement Agreement are expected to be as follows:

Participation
	0%	25%	50%	75%	100%
Funding Noteholders (other than the Apollo Sponsor and the GSO Sponsors)	Nil.	8,211,646 (7.56)%	15,792,946 (14.46)%	22,908,767 (20.83)%	29,671,093 (26.81)%
Non-Funding Noteholders	16,840,350 (15.61)%	12,630,263 (11.64)%	8,420,175 (7.71)%	4,210,088 (3.83)%	Nil.
Apollo Sponsor(1)	49,739,869 (46.12)%	47,816,848 (44.05)%	46,261,165 (42.34)%	44,976,742 (40.91)%	43,898,320 (39.67)%
GSO Sponsors(1)	35,613,056 (33.02)%	34,236,199 (31.54)%	33,122,352 (30.32)%	32,202,722 (29.29)%	31,430,587 (28.40)%
Arbiter(2)	5,655,652 (5.24)%	5,655,652 (5.21)%	5,655,652 (5.18)%	5,655,652 (5.14)%	5,655,652 (5.11)%
TOTAL:	107,848,927 (100.00)%	108,550,608 (100.00)%	109,252,290 (100.00)%	109,953,971 (100.00)%	110,655,652 (100.00)%

Notes:

(1)   Including New Company Common Shares issued pursuant to the Put Option Payment.

(2)         Including New Company Common Shares issued in consideration for the agreement by Arbiter in the Arbiter Voting Support and Subscription Agreement to fund a portion of the New Capital Offering Amount.

Assuming a New Capital Offering Amount of $50 million and the participation of 0%, 50%, 75% and 100% of the Non-Sponsor Company Noteholders, the shareholdings of New Mood immediately following the Arrangement and the transactions contemplated by the Arrangement Agreement are expected to be as follows:

Participation
	0%	25%	50%	75%	100%
Funding Noteholders (other than the Apollo Sponsor and the GSO Sponsors)	Nil.	11,511,523 (8.23)%	21,762,354 (15.49)%	31,082,228 (22.01)%	39,695,111 (27.97)%
Non-Funding Noteholders	16,840,350 (12.11)%	12,630,263 (9.03)%	8,420,175 (5.99)%	4,210,088 (2.98)%	Nil.
Apollo Sponsor(1)	67,950,972 (48.85)%	64,104,931 (45.85)%	60,993,564 (43.41)%	58,424,717 (41.38)%	56,267,873 (39.65)%
GSO Sponsors(1)	48,651,953 (34.98)%	45,898,240 (32.83)%	43,670,545 (31.08)%	41,831,286 (29.62)%	40,287,016 (28.39)%
Arbiter(2)	5,655,652 (4.07)%	5,655,652 (4.05)%	5,655,652 (4.03)%	5,655,652 (4.01)%	5,655,652 (3.99)%
TOTAL:	139,098,927 (100.00)%	139,800,608 (100.00)%	140,502,290 (100.00)%	141,203,971 (100.00)%	141,905,652 (100.00)%

Notes:

(1)         Including New Company Common Shares issued pursuant to the Put Option Payment.

(2)         Including New Company Common Shares issued in consideration for the agreement by Arbiter in the Arbiter Voting Support and Subscription Agreement to fund a portion of the New Capital Offering Amount.

Participation in the New Capital Offering by Eligible Non-Sponsor Noteholders

Each Eligible Company Noteholder shall have the right, but not the obligation, to exercise its Subscription Option in full (and not in part) by irrevocably agreeing pursuant to the Subscription Option Exercise Form to invest its Participating Noteholder Commitment Amount as part of the New Capital Offering. Exercise of the Subscription Option and participation in the New Capital Offering shall be subject to, among other things, the terms of the Plan of Arrangement, the Interim Order and the Subscription Option Exercise Form, and shall be conditioned upon the implementation of the Plan of Arrangement and effective on the Effective Date.

In order to exercise its Subscription Option, an Eligible Company Noteholder must return, or cause to be returned, the properly completed and duly executed Subscription Option Exercise Form in accordance with the terms thereof such that it is received by the Company (through the Depositary specified in the Subscription Option Exercise Form) prior to the Participation Deadline. The Company has the right, with the consent of the Sponsors, to accept a Subscription Option Exercise Form submitted after the Participation Deadline and otherwise waive any deficiencies with respect to any Subscription Option Exercise Form submitted.

The Company shall, by no later than 11:00 a.m. (Toronto time) on the seventh Business Day prior to the expected Effective Date inform each of the Participating Noteholders (other than the Sponsors) in writing (which may include by e-mail) of (a) the expected Effective Date, (b) the New Capital Offering Amount, and (c) the Participating Noteholder Commitment Amount required to be deposited with the Depositary in escrow by such Participating Noteholder in order to participate in the New Capital Offering and the manner in which such deposit must be completed.

Each Participating Noteholder (other than the Sponsors) must deposit its Participating Noteholder Commitment Amount with the Depositary in escrow such that it is received by the Depositary by no later than 11:00 a.m. (Toronto time) on the Participating Noteholder Funding Deadline. The Company shall announce by way of a publicly disseminated news release the Participating Noteholder Funding Deadline on or before the fifth Business Day prior to such date.

Any Participating Noteholder (other than the Sponsors) that does not deposit its Participating Noteholder Commitment Amount with the Depositary in escrow such that it is received by the Depositary by the Participating Noteholder Funding Deadline shall be automatically deemed to no longer be a Participating Noteholder and will be deemed to be, after the expiration of the Participating Noteholder Funding Deadline, a Non-Participating Noteholder for all purposes of the Arrangement.

New Company Common Shares offered and sold in the New Capital Offering will be delivered in book- entry form and credited to Participating Noteholders on the registry of the Company’s transfer agent, Computershare Investor Services Inc. (or its affiliate), and initially will bear a restrictive legend. The participation and settlement procedures for the other Company Securityholder transactions contemplated by the Arrangement are separate and distinct from the foregoing procedures related to the New Capital Offering. For more information regarding the participation and settlement procedures for the other Company Securityholder transactions contemplated by the Arrangement and the other transactions contemplated by the Arrangement Agreement, please refer to “Part I — The Arrangement — Deposit, Payment and Issuance Procedures Pursuant to the Arrangement.”

Participation in the New Capital Offering by the Apollo Sponsor and the GSO Sponsors

In accordance with the terms of the Arrangement Agreement, the GSO Sponsors will deposit an aggregate amount equal to the lesser of (i) $20.86 million or (ii) the GSO Backstop Amount and (b) the Apollo Sponsor will deposit an aggregate amount equal to the lesser of (i) $29.14 million or (ii) the Apollo Backstop Amount, as applicable, with the Depositary on the Effective Date.

New Company Notes and Substituted New Company Notes

The following summary of the New Company Notes and Substituted New Company Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. The terms of the New Company Notes Indenture, Substituted New Company Notes Indenture, New Company Notes Collateral Agreement, Substituted New Company Notes Collateral Agreement, New Company Notes First Lien/Second Lien Intercreditor Agreement and Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement are subject to continuing negotiations between the Company and its prospective lenders and could change in the definitive documentation.

General

The Arrangement will result in the issuance of $175 million aggregate principal amount of New Company Notes to Company Noteholders on the basis of $500 aggregate principal amount of New Company Notes per $1,000 aggregate principal amount of Company Notes held (with the remaining $500 aggregate principal amount of Company Notes exchanged for New Company Common Shares in the manner described in “Part I — The Arrangement — Details of the Arrangement — General”). The New Company Notes will be governed by the terms of the New Company Notes Indenture and may be redeemed at par in cash or, at the option of the Company, by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, being second lien notes (having substantially the same terms as the New Company Notes except as set forth in this Circular) to be co-issued by DLLC2 and SubCo in connection with the acquisition by DLLC2, a wholly-owned Subsidiary of the Company, of all or substantially all of the assets of the Company. The Substituted New Company Notes will be governed by the terms of the Substituted New Company Notes Indenture.

It is expected that the New Company Notes will be redeemed by a corresponding aggregate principal amount of Substituted New Company Notes immediately following the Domestication. Unless otherwise indicated, references in this Circular to the “Notes” refer to: (a) prior to the redemption of the New Company Notes by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, the New Company Notes; and (b) thereafter, the Substituted New Company Notes.

The following is a summary of certain of the terms of the New Company Notes, the Substituted New Company Notes, the New Company Notes Indenture and the Substituted New Company Notes Indenture. This summary does not purport to be complete. For further details on the New Company Notes and the Substituted New Company Notes, see the New Company Notes Indenture, the form of which is attached as Appendix L to this Circular, and the Substituted New Company Notes Indenture, the form of which is attached as Appendix M to this Circular.

Notes:	New Company Notes	Substituted New Company Notes

Issuer:	Mood Media Corporation	DLLC2

Principal Amount:	$175,000,000	$175,000,000

Coupon:

The New Company Notes will bear interest at a rate per annum equal to Adjusted LIBOR (as defined below) plus 14% and shall be payable semi-annually in arrears (the “Coupon”); provided that 8% per annum of the Coupon shall not be cash-pay and shall accrue and be payable-in-kind; provided, further, that after the occurrence and during the continuance of an event of default under the New Credit Facility, no cash-pay interest will be payable.

		Same as the New Company Notes

	“Adjusted LIBOR” means the higher of (a) the rate (adjusted for statutory reserve requirements for eurocurrency liabilities)

Notes:	New Company Notes	Substituted New Company Notes

for eurodollar deposits for the applicable interest period appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters screen) or other applicable page or screen for loans denominated in United States dollars; provided that if Adjusted LIBOR shall be less than zero pursuant to this clause (a), such rate shall be deemed zero and (b) 1.00% per annum.

Maturity:	Seven years after the Effective Date.	Same as the New Company Notes

Ranking:

The New Company Notes will constitute senior subordinated second-priority secured indebtedness of the Company and will rank pari passu in right of payment with all other senior subordinated obligations of the Company.

The Substituted New Company Notes will constitute senior subordinated second-priority secured indebtedness of DLLC2 and will rank pari passu in right of payment with all obligations under the New Credit Facility and all other senior subordinated obligations of DLLC2.

Guarantees:

Each existing and subsequently acquired or organized wholly-owned U.S. subsidiary of the Company that is either an obligor under or a guarantor of the New Credit Facility (the “New Company Notes Guarantors”) will guarantee (the “New Company Notes Guarantees”) the New Company Notes on a senior subordinated second-priority basis.

Each existing and subsequently acquired or organized wholly-owned U.S. subsidiary of DLLC2 that is a guarantor of the New Credit Facility (the “Substituted New Company Notes Guarantors”) will guarantee (the “Substituted New Company Notes Guarantees”) the Substituted New Company Notes on a senior subordinated second-priority basis. The Substituted New Company Notes Guarantees will rank pari passu in right of payment with the corresponding guarantees of the New Credit Facility and will be automatically released upon the release thereof.

Security:	The New Company Notes will be secured by a second-priority security interest in the collateral of the Company and the New Company Notes Guarantors securing the New Credit Facility.	The Substituted New Company Notes will be secured by a second-priority security interest in the collateral of DLLC2 and the Substituted New Company Notes Guarantors securing the New Credit Facility.

Offer to Repurchase from Asset Sales:

To the extent net cash proceeds are available from any non-ordinary course asset sales or dispositions by the Company or any New Company Notes Guarantor after any repayments required by the New Credit Facility, the Company shall use the net proceeds to repay senior or pari passu indebtedness, or reinvest such net cash proceeds within 360 days.

To the extent net cash proceeds are available from any non-ordinary course asset sales or dispositions by DLLC2 or any Substituted New Company Notes Guarantor after any repayments required by the New Credit Facility, DLLC2 shall use the net proceeds to repay senior or pari passu indebtedness, or reinvest such net cash proceeds within 360 days. Any

Notes:	New Company Notes	Substituted New Company Notes

Any net cash proceeds not so applied shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds an amount to be agreed, the Company will be required to make an offer to repurchase the New Company Notes with the Excess Proceeds at a price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

net cash proceeds not so applied shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds an amount to be agreed, DLLC2 will be required to make an offer to repurchase the Substituted New Company Notes with the Excess Proceeds at a price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

Offer to Repurchase Upon a Change of Control:

The Company will be required to make an offer to repurchase the New Company Notes following the occurrence of a Change of Control (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) at a price in cash equal to 101% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

DLLC2 will be required to make an offer to repurchase the Substituted New Company Notes following the occurrence of a Change of Control (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) at a price in cash equal to 101% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

Optional Redemption:

The Company may redeem the New Company Notes at its option, in whole but not in part, in cash at a redemption price equal to 100% of the principal amount of the New Company Notes or, at the option of the Company, on a par for par basis with the Substituted New Company Notes.

Prior to the expiration of the Non-Call Period (as defined below) with respect to any Substituted New Company Notes, DLLC2 may redeem such Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Effective Date plus 50 basis points.

Prior to the expiration of the Non-Call Period, DLLC2 may redeem up to 40% of such Substituted New Company Notes with proceeds from an equity offering at a price equal to par plus the coupon on such Substituted New Company Notes.

“Non-Call Period” shall mean, with respect to any Substituted New Company Notes, the period from the issuance of such Substituted New Company Notes to, but excluding, the date that is one year after the Effective Date.

After the end of the Non-Call Period applicable to any Substituted New Company Notes, DLLC2 may redeem the Substituted New Company Notes at its option, in whole or in part from time to time, at the following redemption prices (expressed as a percentage of the

Notes:	New Company Notes	Substituted New Company Notes

principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date:

• After the first anniversary of the Non-Call Period: 102%

• After the second anniversary of the Non-Call Period: 101%

• After the third anniversary of the Non-Call Period: 100%

Mandatory Redemption:

On the last day of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the New Company Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Company shall make a mandatory prepayment of principal or interest (any such prepayment, a “Special Mandatory Redemption”) on each of the New Company Notes, without premium or penalty, in an amount necessary to ensure that the New Company Notes will not be treated as “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the New Company Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the applicable definitive documentation, including the New Company Notes Indenture shall alter the Company’s obligation to make the Special Mandatory Redemption with respect to any New Company Notes that remain outstanding on each Special Mandatory Redemption Date.

Same as the New Company Notes.

Covenants:

The applicable definitive documentation, including the New Company Notes Indenture, will contain affirmative and negative covenants with respect to the Company and its restricted subsidiaries as are usual and customary for high yield debt securities of this type, with usual and customary carve-outs, exceptions and baskets and others contemplated below; provided that in no event shall such covenants be more restrictive than the

The applicable definitive documentation, including the Substituted New Company Notes Indenture, will contain affirmative and negative covenants with respect to DLLC2 and its restricted subsidiaries as are usual and customary for high yield debt securities of this type, with usual and customary carve-outs, exceptions and baskets and others contemplated below; provided that in no event shall such covenants be more restrictive than the

Notes:	New Company Notes	Substituted New Company Notes

	corresponding covenants in the documentation governing the New Credit Facility. For the avoidance of doubt, there shall be no financial maintenance covenants.	corresponding covenants in the documentation governing the New Credit Facility. For the avoidance of doubt, there shall be no financial maintenance covenants.

	1. The provisions limiting indebtedness shall:	1. The provisions limiting indebtedness shall:

•                  permit the incurrence of indebtedness by the Company and its restricted subsidiaries if the ratio of EBITDA (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) to total interest expense on a Pro Forma Basis (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) is not less than 2.00 to 1.00 on the date of incurrence;

•                  permit the incurrence of indebtedness by DLLC2 and its restricted subsidiaries if the ratio of EBITDA (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) to total interest expense on a Pro Forma Basis (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) is not less than 2.00 to 1.00 on the date of incurrence;

•                  provide for the incurrence of indebtedness pursuant to baskets, which shall include a general indebtedness basket of at least the greater of $50 million and the Corresponding Multiple of LTM EBITDA (as defined below); and

•                  provide for the incurrence of indebtedness pursuant to baskets, which shall include a general indebtedness basket of at least the greater of $50 million and the Corresponding Multiple of LTM EBITDA (as defined below); and

•                  provide that the amount of indebtedness incurred under the “bank basket” will not exceed an amount equal to the sum of (i) $415 million plus (ii) such additional amount of indebtedness that may be incurred that would not cause the Net First Lien Leverage Ratio (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) on a Pro Forma Basis to exceed 4.60 to 1.00 on the date of incurrence.

•                  provide that the amount of indebtedness incurred under the “bank basket” will not exceed an amount equal to the sum of (i) $415 million plus (ii) such additional amount of indebtedness that may be incurred that would not cause the Net First Lien Leverage Ratio (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) on a Pro Forma Basis to exceed 4.60 to 1.00 on the date of incurrence.

	2. The provisions limiting liens shall provide for customary permitted liens and	2. The provisions limiting liens shall provide for customary permitted liens and

Notes:	New Company Notes	Substituted New Company Notes

include (i) a general permitted liens basket of the greater of $50 million and the Corresponding Multiple of LTM EBITDA; (ii) the ability to incur liens on indebtedness to the extent that the Net Secured Leverage Ratio (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) on a Pro Forma Basis is not greater than 6.30 to 1.00 and (iii) the ability to incur liens on assets of non- New Company Notes Guarantor subsidiaries so long as such liens secure obligations of non- New Company Notes Guarantor subsidiaries that are otherwise permitted.

include (i) a general permitted liens basket of the greater of $50 million and the Corresponding Multiple of LTM EBITDA; (ii) the ability to incur liens on indebtedness to the extent that the Net Secured Leverage Ratio (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) on a Pro Forma Basis is not greater than 6.30 to 1.00 and (iii) the ability to incur liens on assets of non- Substituted New Company Notes Guarantor subsidiaries so long as such liens secure obligations of non- Substituted New Company Notes Guarantor subsidiaries that are otherwise permitted.

3. The provisions limiting restricted payments shall provide (i) that the restricted payment “builder” will be based on 50% of consolidated net income (with a $35 million starter basket) and (ii) for the making of other restricted payments and restricted investments, which shall include a general restricted payment basket of the greater of $65 million and the Corresponding Multiple of LTM EBITDA.

3. The provisions limiting restricted payments shall provide (i) that the restricted payment “builder” will be based on 50% of consolidated net income (with a $35 million starter basket) and (ii) for the making of other restricted payments and restricted investments, which shall include a general restricted payment basket of the greater of $65 million and the Corresponding Multiple of LTM EBITDA.

“Corresponding Multiple of LTM EBITDA” means, with respect to any dollar basket, the amount of such dollar basket divided by the EBITDA on a Pro Forma Basis of the Company and its restricted subsidiaries for the most recently available four fiscal quarter period as of the issue date, after giving effect to the transactions contemplated by the Arrangement Agreement, expressed as a multiple.

“Corresponding Multiple of LTM EBITDA” means, with respect to any dollar basket, the amount of such dollar basket divided by the EBITDA on a Pro Forma Basis of DLLC2 and its restricted subsidiaries for the most recently available four fiscal quarter period as of the issue date, after giving effect to the transactions contemplated by the Arrangement Agreement, expressed as a multiple.

Registration Rights:	None.	None.

Ranking

The Notes and related Subsidiary guarantees will be secured by junior-priority security interests in the collateral that secures the Issuer’s obligations under: (a) in the case of the New Company Notes, collectively, the Upstream Loan and the New Credit Facility and (b) in the case of the Substituted New Company Notes, the New Credit Facility (the “Applicable First Priority Agreement”). The Notes will be the Issuer’s senior secured obligations and will rank senior in right of payment to all of the Issuer’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Notes, be subordinated in right of payment pursuant to the First Lien/Second Lien Intercreditor Agreement to the obligations under the Applicable

First Priority Agreement, be effectively senior to all of the Issuer’s existing and future unsecured indebtedness, be effectively subordinated to all of the Issuer’s existing and future secured debt that is secured on a senior-priority basis (including obligations under the Applicable First Priority Agreement) and be structurally subordinated to all obligations of each of the Issuer’s Subsidiaries that is not a guarantor of the Notes.

Unless otherwise indicated, references in this Circular to: (i) the “collateral” refers to (x) prior to the redemption of the New Company Notes, the collateral securing the New Company Notes and (y) thereafter, the collateral securing the Substituted New Company Notes and (ii) the “First Lien/Second Lien Intercreditor Agreement” refers to (x) prior to the redemption of the New Company Notes, collectively, the New Company Notes First Lien/Second Lien Intercreditor Agreement and the Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement and (y) thereafter, the Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement.

For further details on the collateral arrangements for the New Company Notes and the Substituted New Company Notes, see the New Company Notes Collateral Agreement, the form of which is attached as Appendix P to this Circular, the Substituted New Company Notes Collateral Agreement, the form of which is attached as Appendix Q to this Circular, the New Company Notes First Lien/Second Lien Intercreditor Agreement, the form of which is attached as Appendix N to this Circular, and the Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement, the form of which is attached as Appendix O to this Circular.

Company Options and Company DSUs

Pursuant to the terms of the Arrangement Agreement: (a) all Company Options outstanding immediately prior to the Effective Time, whether vested or unvested, will, notwithstanding the terms of such Company Options or the Company Stock Option Plan, be assigned and transferred by the holder thereof to the Company at the time stipulated therefor in the Plan of Arrangement, in exchange for a cash payment by the Company to each holder of a Company Option, in respect of each Company Option held by such holder, of the amount, if any, equal to the Share Cash-Out Consideration less the applicable exercise price and net of all Taxes required to be withheld in respect of such Company Options, to be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) through the Company’s or its successor’s payroll system or payroll provider; and (b) all Company DSUs that are outstanding immediately prior to the Effective Time, whether vested or unvested, will, notwithstanding the terms of such Company DSUs or the Company DSU Plan, be assigned and transferred by the holder thereof to the Company at the time stipulated therefor in the Plan of Arrangement, in exchange for a cash payment by the Company to each holder of Company DSUs, in respect of each Company DSU held by such holder, of an amount equal to the U.S. Dollar Equivalent of the Share Cash-Out Consideration per Company Common Share, net of all Taxes required to be withheld in respect of such Company DSU, to be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) through the Company’s or its successor’s payroll system or payroll provider. For greater certainty, all Company Options that are “out-of-the money” will be canceled by the Company for no consideration.

See “Part I — The Arrangement — Effect of the Arrangement — Company Options and Company DSUs.”

Credit Facility Refinancing

In connection with the Arrangement, the Company has obtained a commitment from HPS Investment Partners, LLC, pursuant to the Debt Commitment Letter to provide the New Credit Facility in order to: (a) fund the Credit Facility Refinancing; (b) fund the MMGSA Note Redemption; and (c) pay costs and expenses in connection with the Arrangement.

In consideration for providing the New Credit Facility, New Mood will also issue series A warrants (the “Series A Warrants”) of New Mood to HPS Investment Partners, LLC or one or more of its affiliates entitling the holders thereof to receive, upon exercise of such Series A Warrants, an aggregate of 2% of the total outstanding New Company Common Shares, calculated as of the Effective Date. The exercise price of the Series A Warrants will be fixed on the Effective Date and such Series A Warrants will expire on the fifth anniversary of the Effective Date.

See “Part I — The Arrangement — Effect of the Arrangement — Credit Facility Refinancing” and “Part I — The Arrangement — Financing of the Arrangement — Debt Financing.”

MMGSA Note Redemption

In connection with the Arrangement, the Company, in consultation with the Sponsors, will take all actions reasonably requested or required to effect the MMGSA Note Redemption, including the funding on the Effective Date of the amount of cash necessary for the Company to satisfy and discharge the MMGSA Note Indenture. Pursuant to the terms of the MMGSA Note Indenture, the Company may redeem all or a part of the MMGSA Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption price of 106% of the principal amount of the MMGSA Notes, plus accrued and unpaid interest, if any, on MMGSA Notes redeemed on or after August 6, 2017, but prior to August 6, 2018.

The Company expects to deliver a conditional notice of full redemption to holders of the MMGSA Notes concurrently with the closing of the Arrangement, which notice is expected to provide a redemption date of August 6, 2017, and a redemption price of 106% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. The Company expects to satisfy and discharge the MMGSA Note Indenture with respect to all outstanding MMGSA Notes on the Effective Date in connection with the closing of the Arrangement.

See “Part I — The Arrangement — Effect of the Arrangement — MMGSA Note Redemption.”

Continuance and Domestication, Delisting from TSX and Ceasing to be a Reporting Issuer

In connection with the Arrangement, the Board has determined that it is in the best interests of the Company to: (a) continue the Company out of the laws of Canada pursuant to Section 188 of the CBCA; (b) domesticate the Company under the laws of the State of Delaware pursuant to Section 388 of the DGCL; and (c) approve a new certificate of incorporation and bylaws to be effective as of the effective time of the Domestication. The Domestication will become effective upon the effectiveness of the filing of the certificate of corporate domestication and the certificate of incorporation, as filed with the office of the Secretary of State of the State of Delaware. Thereafter, the CBCA will no longer apply to the Company, and the Company will be subject to the DGCL and certificate of incorporation filed in Delaware, and for the purposes of the DGCL, the Company will be deemed to have commenced on June 17, 2008, the date of its original continuance under the CBCA.

Pursuant to the terms of the Arrangement Agreement, the Company and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications with the Canadian securities regulatory authorities prior to the Effective Date as are reasonably necessary to cause the Company to cease to be a “reporting issuer” under applicable Canadian securities laws promptly following the completion of the Arrangement. Additionally, the Company and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications prior to the Effective Date as are reasonably necessary to cause the Company Common Shares to be delisted from the TSX promptly (and in no event more than 10 days) following the completion of the Arrangement.

See “Part I — The Arrangement — Effect of the Arrangement — Continuance and Domestication and Delisting from the TSX” and “Part I — The Arrangement — Continuance and Domestication.”

Voting and Support Agreements

In connection with the Arrangement, the Company sought a voting and support agreement from certain directors and officers of the Company, holding in the aggregate 162,146 Company Common Shares, each of whom entered into such agreement. Pursuant to such Voting Support Agreements, such directors and officers have agreed to, among other things, vote or cause to be voted all Company Common Shares beneficially owned by such directors or executive officers, and any other Company Common Shares directly or indirectly acquired by or issued to such directors or executive officers after the date of the Arrangement Agreement (including, without limitation, any Company Common Shares issued upon further exercise of Company Options, Company Warrants or Company DSUs or other rights to purchase such Company Common Shares) at the Company Shareholder Meeting (or any

adjournment(s) or postponement(s) thereof) in favour of the Arrangement including, without limitation, the Arrangement Resolutions, the Continuance and Domestication Resolution and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by management of the Company).

As well, the Company and the Sponsors entered into the Arbiter Voting Support and Subscription Agreement with Arbiter, which beneficially owns or controls 32,128,324 Company Common Shares, pursuant to which Arbiter has agreed to, among other things, vote or cause to be voted certain Company Common Shares beneficially owned or controlled by it at the Company Shareholder Meeting (or any adjournment(s) or postponement(s) thereof) in favour of the Arrangement including, without limitation, the Arrangement Resolutions, the Continuance and Domestication Resolution and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by management of the Company). Arbiter has also agreed that it will not, and will ensure that its affiliates do not, directly or indirectly: (a) solicit proxies or become a participant in a solicitation in opposition to or competition with the Arrangement; (b) assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Arrangement; (c) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Arrangement; and (d) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

See “Part I — The Arrangement — Voting and Support Agreements.”

Approval of Company Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Shareholder Resolution shall be: (i) at least 66 2/3% of the votes cast by Company Shareholders, either in person or by proxy, at the Company Shareholder Meeting; and (ii) at least a majority of the votes cast by Company Shareholders, excluding any votes attached to Company Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; the number of votes required to pass the Continuance and Domestication Resolution shall be at least 66 2/3% of the votes cast by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting; and the number of votes required to pass the Arrangement Noteholders Resolution shall be at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting, where each $1,000 principal amount of Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting. Notwithstanding the foregoing, each of the Arrangement Resolutions authorizes the Board, without further notice to or approval of the Company Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If each of the Arrangement Resolutions is not approved by the Company Shareholders and Company Noteholders, respectively, the Arrangement cannot be completed. See Appendix A to this Circular for the full text of the Arrangement Shareholder Resolution and Appendix B to this Circular for the full text of the Arrangement Noteholder Resolution.

See “Part I — The Arrangement — Procedure for the Arrangement Becoming Effective” and “Part IV — General Proxy Matters — Procedure and Votes Required.”

Court Approval

In addition to the approval of the Arrangement Resolutions and the Continuance and Domestication Resolution by the Company Securityholders, completion of the Arrangement requires the satisfaction of several other conditions, including the approval of the Court and the entry of the U.S. Recognition Order by the U.S. Court. An application for the Final Order approving the Arrangement is expected to be made on June19, 2017 at 10:00 a.m. (Toronto time) at the Ontario Superior Court (Commercial List), 330 University Avenue, Toronto, Ontario. On the application, the Court will consider, among other things, the fairness of the Arrangement. The Company also intends to commence the Chapter 15 Proceedings before the U.S. Court for the purposes of recognizing, approving and giving effect to the CBCA Proceedings and the Plan of Arrangement in the United States.

See “Part I — The Arrangement — Procedure for the Arrangement Becoming Effective” and “Part I — The Arrangement — Court Approvals.”

Regulatory Approvals

In addition to the approval of the Arrangement Resolutions by the Company Securityholders and the approval of the Continuance and Domestication by the Company Shareholders, the approval of the Court and the entry of the U.S. Recognition Order by the U.S. Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained, including, (a) with respect to the Apollo Sponsor, merger control filings and clearances in Russia, Austria and Germany (and, in the event that the BIS Sale is terminated prior to the Effective Date, the Netherlands) and, (b) with respect to the GSO Sponsors, merger control filings and clearances in Austria and Germany. See “Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions” and “Part I — The Arrangement — Regulatory Approvals.”

Timing

If the Company Meetings are held as scheduled and are not adjourned or postponed and the Arrangement Resolutions and the Continuance and Domestication Resolutions are approved at the Company Meetings, the Company will apply for the Final Order approving the Arrangement on June 20, 2017. If the Final Order is obtained in a form and substance satisfactory to the Company and the Sponsors, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, the Company expects the Effective Date to occur in late June 2017 following receipt of all requisite regulatory approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur.

See “Part I — The Arrangement — Timing.”

Deposit, Payment and Issuance Procedures Pursuant to the Arrangement

In order to receive the Share Cash-Out Consideration, New Company Common Shares (excluding New Company Common Shares issuable pursuant to the New Capital Offering) and Substituted New Company Notes, as applicable, upon the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement, Registered Holders of Company Common Shares and Company Notes must deposit with the applicable Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the certificates (if any) representing the Registered Holder’s Company Common Shares or Company Notes, as applicable, and such other documents and instruments as the applicable Depositary may reasonably require. Registered Holders of Company Common Shares and Company Notes who do not possess the certificates evidencing their certificated Company Common Shares or Company Notes should refer to “Part I — The Arrangement —Lost Certificates.”

Registered Holders of Company Common Shares who deposit a validly completed and duly signed Letter of Transmittal, together with any certificate(s) representing their Company Common Shares, will receive the Share Cash-Out Consideration to which they are entitled under the Arrangement, with any surrendered certificate(s) being cancelled. As soon as a Registered Holder of Company Common Shares who has complied with the procedures set out above and in the Letter of Transmittal is entitled to a payment of Share Cash-Out Consideration in accordance with the Arrangement and after receipt of all required documents, a cheque or a wire transfer representing the Share Cash-Out Consideration payable under the Arrangement to such Registered Holder of Company Common Shares will be paid to such Registered Holder.

Cede & Co. is the only Registered Holder of Company Notes. Upon the deposit of a validly completed and duly signed Letter of Transmittal, together with any certificates representing Company Notes, the Company Notes will be surrendered for cancellation through the facilities of The Depository Trust Company, and following such surrender: (i) the New Company Common Shares issuable in consideration of such Company Notes pursuant to the Arrangement (excluding, for the avoidance of doubt, any New Company Common Shares issuable separately pursuant to the New Capital Offering) will be issued through the facilities of the Depository Trust Company; and (ii) the New Company Notes will be issued in the form of a certificated global note, with such surrendered certificate(s)

being cancelled. It is expected that the New Company Notes will be redeemed by delivery of a corresponding aggregate principal amount of substituted New Company Notes immediately following the Domestication. Such Substituted New Company Notes will be issued through the facilities of The Depository Trust Company.

The participation and settlement procedures for the New Capital Offering are separate and distinct from the foregoing procedures related to the Arrangement. For more information regarding the participation and settlement procedures for Participating Noteholders in the New Capital Offering (other than the Sponsors), please refer to “Part I — Effect of the Arrangement — Share Capital of the Company and New Mood— Participation in the New Capital Offering by Non-Sponsor Noteholders.”

The Share Cash-Out Consideration paid to Company Shareholders will be denominated in Canadian dollars. The Letter of Transmittal will provide for the ability of a Company Shareholder to elect to receive the Share Cash-Out Consideration, in U.S. dollars. The amount payable in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Company Shareholders electing to have the Share Cash-Out Consideration paid in U.S. dollars acknowledge and agree that any change to the currency exchange rates of the U.S. dollar or Canadian dollar will be at the sole risk of the Company Shareholder who makes such election.

The payment by the Company on the Effective Date of accrued interest in respect of the Company Notes up to and including the Effective Date shall be effected through the delivery by the Company of such amounts to The Bank of New York Mellon, for distribution to Company Noteholders in accordance with the Company Note Indenture and customary practices.

Additional copies of the Letters of Transmittal are also available by contacting Kingsdale Advisors by using the contact details listed on the back page of this Circular.

The use of the mail to transmit certificates representing Company Common Shares or Company Notes and a Letter of Transmittal will be at the risk of the Registered Holder thereof. The Company recommends that such certificates and documents be delivered by hand to the applicable Depositary and a receipt therefor be obtained or that registered mail be used.

Except as otherwise provided in the instructions in the applicable Letter of Transmittal, all signatures on: (a) the Letters of Transmittal, and (b) the certificates representing Company Common Shares or Company Notes, must be guaranteed by an Eligible Institution.

The Sponsors, the Company, each Depositary and their respective affiliates, as applicable, shall be entitled to deduct or withhold from the consideration payable or otherwise deliverable to any Person, including Company Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, former Company Noteholders or former holders of Company Options or Company DSUs, such Taxes or other amounts as the Sponsors, the Company, the Depositary and their affiliates, as applicable, are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

The exchange of Company Common Shares for the Share Cash-Out Consideration in respect of any Non-Registered Holder of Company Common Shares is expected to be made with such Non-Registered Holder’s intermediary or nominee account through the procedures in place for such purposes between CDS and such intermediary or nominee. Non-Registered Holders of Company Common Shares should contact their intermediary or nominee if they have any questions regarding this process and to arrange for their intermediary or nominee to complete the necessary steps to ensure that they receive the Share Cash-Out Consideration in respect of their Company Common Shares.

The exchange of Company Notes for New Company Common Shares and New Company Notes in respect of any Non-Registered Holder of Company Notes is expected to be made with such Non-Registered Holder’s intermediary or nominee account through the procedures in place for such purposes between Cede & Co. and such intermediary or nominee. Non-Registered Holders of Company Notes should contact their intermediary or nominee if they have any questions regarding this process and to arrange for their intermediary or nominee to complete the necessary steps to ensure that they receive the New Company Common Shares and New Company Notes in respect of their Company Notes.

Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Company Common Shares or Company Notes that is not deposited with all other documents as required by the Plan of Arrangement on or before the day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of New Mood, the Company or the Sponsors. In such case and on such date, any and all consideration to which such former holder was entitled shall be deemed to have been surrendered to New Mood, the Company or the Sponsors, as applicable. Any payment made by way of cheque by New Mood, the Company, the Sponsors or the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to New Mood, the Company, the Sponsors or the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to New Mood, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Company Common Shares or Company Notes to receive the consideration for such Company Common Shares or Company Notes, as applicable, pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to New Mood, the Company or the Sponsors, as applicable, for no consideration.

See “Part I — The Arrangement — Deposit, Payment and Issuance Procedures Pursuant to the Arrangement.”

Treatment of Fractional New Company Common Shares and New Company Notes

If the aggregate number of New Company Common Shares to which a Company Noteholder would be entitled under the Plan of Arrangement would include a fractional share, then the number of New Company Common Shares that such former Company Noteholder is entitled to receive shall be rounded down to the next whole number and no former Company Noteholder will be entitled to any consideration or compensation in respect of such fractional New Company Common Shares.

If a Company Noteholder would be entitled under the Plan of Arrangement to receive any fractional interest of New Company Notes, then such former Company Noteholder will receive the nearest $1.00 (with fractions equal to exactly $0.50 being rounded up).

See “Part I — The Arrangement — Treatment of Fractional New Company Common Shares.”

Right to Dissent

Arrangement Shareholder Resolution

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Holders of Company Common Shares with Dissent Rights in respect of the Arrangement Shareholder Resolution pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Pursuant to section 190 of the CBCA as modified and supplemented by the Interim Order, Registered Holders of Company Common Shares have Dissent Rights in respect of the Arrangement Shareholder Resolution and the right to be paid an amount equal to the fair value of their Company Common Shares as of the close of business on the Business Day before the Arrangement Shareholder Resolution was approved. Company Shareholders are cautioned that fair value could be determined to be less than the value of the Share Cash-Out Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a

Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Company Shareholder submitted his or her Company Common Shares to the Company for the Share Cash-Out Consideration pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

The following is only a summary of the Dissent Rights and provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix S to this Circular. It is recommended that any Registered Holder of Company Common Shares wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a Registered Holder of Company Common Shares may exercise the Dissent Rights in respect of Company Common Shares that are registered in that Registered Holder’s name.

In many cases, Company Common Shares beneficially owned by a Non-Registered Holder of Company Common Shares are registered either: (a) in the name of an Intermediary that the Non-Registered Holder of Company Common Shares deals with in respect of the Company Common Shares; or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder of Company Common Shares will not be entitled to exercise its Dissent Rights directly (unless the Company Common Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder of Company Common Shares that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder of Company Common Shares deals in respect of its Company Common Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the Company Common Shares are registered in the name of CDS or other clearing agency, may require that such Company Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Company Common Shares in the name of the Non-Registered Holder of Company Common Shares, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly. In addition, pursuant to section 190 of the CBCA and the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder’s Company Common Shares but may dissent only with respect to all Company Common Shares held by such Dissenting Shareholder.

The Dissent Procedures require that a Registered Holder of Company Common Shares who wishes to dissent must send a written notice of objection to the Arrangement Shareholder Resolution or the Continuance and Domestication Resolution to the Company c/o Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada (Attention: Alexander Rose) to be received by no later than 5:00 p.m. (Toronto time) on June 13, 2017 or, in the case of any adjournment(s) or postponement(s) of the Company Shareholder Meeting, by no later than 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the day of the adjourned or postponed Company Shareholder Meeting, and must otherwise strictly comply with the Dissent Procedures. A Registered Holder of Company Common Shares who intends to exercise Dissent Rights in respect of the Arrangement Shareholder Resolution should seek legal advice as failure to strictly comply with the Dissent Procedures will result in loss of Dissent Rights.

The giving of a Dissent Notice does not deprive a Dissenting Shareholder of such Company Shareholder’s right to vote at the Company Shareholder Meeting; however, a Company Shareholder is not entitled to exercise the Dissent Rights with respect to any Company Common Shares if the Company Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy or otherwise, to have instructed the Company Shareholder’s proxyholder to vote) in favour of the Arrangement Shareholder Resolution. A vote against the Arrangement Shareholder Resolution or the execution or exercise of a proxy does not constitute a Dissent Notice. A Dissenting Shareholder, however, may vote as a proxy for a Company Shareholder whose proxy required an affirmative vote, without affecting the Dissenting Shareholder’s right to exercise the Dissent Rights. See “Part IV — General Proxy Matters.”

The Arrangement Agreement provides that it is a condition to completion of the Arrangement in favour of the Sponsors that the aggregate number of Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as at 5:00 p.m. (Toronto time) on the Determination Date shall not exceed 5% of the issued and outstanding Company Common Shares.

Continuance and Domestication Resolution

Pursuant to section 190 of the CBCA, Registered Holders of Company Common Shares have the right to dissent in respect of the Continuance and Domestication Resolution and the right to be paid an amount equal to the fair value of their Company Common Shares as of the close of business on the Business Day before the Continuance and Domestication Resolution was approved. Company Shareholders are cautioned that fair value could be determined to be less than the value of the Share Cash-Out Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a holder of Company Common Shares exercising dissent rights in respect of the Continuance and Domestication Resolution may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Company Shareholder submitted his or her Company Common Shares to the Company for the Share Cash-Out Consideration pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by such holder of Company Common Shares of consideration for such holder’s Company Common Shares.

A Registered Holder of Company Common Shares who intends to exercise rights of dissent in respect of the Continuance and Domestication Resolution should seek legal advice as failure to strictly comply with the dissent procedures, as set forth in section 190 of the CBCA, will result in loss of the right to dissent in respect of the Continuance and Domestication Resolution.

See “Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement” and “Part I — The Arrangement — Right to Dissent.”

Governance of New Mood Following the Arrangement

The following summary is based on the expected provisions of the New Mood certificate of incorporation, New Mood bylaws and Investor Rights Agreement (which agreement will be based on the terms set forth in the Governance Term Sheet), as applicable, which are subject to change, subject to applicable law. The descriptions contained in this Circular of the New Mood certificate of incorporation, New Mood bylaws and Investor Rights Agreement, as applicable, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable document or agreement. Defined terms with respect to the New Mood certificate of incorporation, New Mood bylaws and Investor Rights Agreement have the meaning set forth in the applicable Appendix to this Circular.

Board of Directors

Following the consummation of the Arrangement and the Continuance and Domestication, and in accordance with the Arrangement Agreement, the board of directors of New Mood (the “New Mood Board”) will consist of seven directors and shall be comprised of (a) four directors nominated by the Apollo Sponsor; (b) two directors nominated by the GSO Sponsors, and (c) the chief executive officer of New Mood. Notwithstanding the foregoing, for so long as New Mood is a reporting issuer in any jurisdiction in Canada, not less than three directors shall be independent to the extent required by, and in accordance with, applicable Canadian securities laws.

It is expected that the New Mood Board, following the consummation of the Arrangement and assuming that New Mood will no longer be a reporting issuer in Canada, will be comprised of the following individuals:

•                  David Sambur, a nominee of the Apollo Sponsor;

•                  Reed Rayman, a nominee of the Apollo Sponsor;

•                  Lee Solomon, a nominee of the Apollo Sponsor;

•                  Salim Hirji, a nominee of the Apollo Sponsor;

•                  Eric Nadan, a nominee of the GSO Sponsors;

•                  Gordon McKemie, a nominee of the GSO Sponsors; and

•                  Steven Richards, the Chief Executive Officer of the Company.

Please refer to “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement — Board of Directors” for a summary of the business experience, qualifications and affiliations of the nominees of the Apollo Sponsor and the nominees of the GSO Sponsors listed above.

Prior to a qualifying initial public offering, for so long as the Apollo Sponsor and/or the GSO Sponsors have the right to nominate at least one director of New Mood pursuant to the Investor Rights Agreement, the Apollo Sponsor and/or the GSO Sponsors, as the case may be, also shall have the right to designate one director for appointment to each committee or subcommittee of the Board. In addition, for so long as New Mood remains a reporting issuer in Canada, each member of the audit committee of New Mood must be independent (to the extent required, and as determined, by applicable Canadian securities laws) and a director of New Mood, and (b) the audit committee of New Mood must be comprised of at least three members.

The New Mood certificate of incorporation will provide that, prior to a qualifying initial public offering, for so long as the Apollo Sponsor and/or the GSO Sponsors have the right to nominate at least one director pursuant to the Investor Rights Agreement or any similar agreement to which New Mood is a party, no quorum may be obtained at any meeting of the New Mood Board or any committee or subcommittee thereof unless an Apollo Employee Director and/or a GSO Employee Director, as the case may be, is present at such meeting; provided, that if no Apollo Employee Director and/or GSO Employee Director, as the case may be, attends a meeting of the Board, then such meeting may be reconvened with a substantially identical agenda at least two business days but not more than 21 calendar days from the initial meeting, and if such Apollo Employee Director and/or GSO Employee Director, as the case may be, fails to attend such reconvened meeting, a quorum may be deemed to be obtained at such reconvened meeting notwithstanding the absence of such Apollo Employee Director and/or GSO Employee Director, as the case may be.

As of the Effective Date, on each matter submitted to the Board, any committee of the Board or any subcommittee thereof, each director of the New Mood Board will have one vote, except that the New Mood certificate of incorporation will contain provisions to the effect that, subject to applicable law:

•                  the Apollo Employee Directors will collectively be entitled to cast, in the aggregate, a majority of the votes held by all directors then serving on the Board or on a committee or subcommittee thereof, as applicable, for so long as (and at any time during such period that) (a) New Mood is a reporting issuer in any jurisdiction in Canada requiring that any of the directors be independent pursuant to, and as determined by, applicable Canadian securities laws and (b) certain other conditions set forth in the New Mood certificate of incorporation are satisfied;

•                  See Article VI, Section (B)(a) of Exhibit “I” to Appendix C of this Circular;

•                  in the event that any condition in the foregoing item is not satisfied, then if any Apollo Director is absent from a meeting of the Board or committee or subcommittee thereof or if there is a vacancy or unfilled position on the Board or such committee or subcommittee that the Apollo Sponsor is entitled to fill pursuant to the Investor Rights Agreement, an additional one vote for each such absent Apollo Director and each such vacancy will be divided pro rata among the Apollo Employee Directors participating in such meeting, such that the Apollo Employee Directors participating in the meeting, together with any Apollo Non-Employee Directors participating in the meeting, will collectively have an aggregate number of votes equal to the total number of Apollo Directors then serving on the Board or such committee or subcommittee plus the number of any vacancies or unfilled positions that the Apollo Sponsor is entitled to fill at such time under the terms of the Investor Rights Agreement; and

•                  See Article VI, Section (B)(b) of Exhibit “I” to Appendix C of this Circular.

•                  if any GSO Director is absent from a meeting of the Board or committee or subcommittee thereof or if there is a vacancy or unfilled position on the Board or such committee or subcommittee that the GSO Sponsors are entitled to fill pursuant to the Investor Rights Agreement, an additional one vote for each such absent GSO Director and each such vacancy will be divided pro rata among the GSO Employee Directors participating in such meeting, such that the GSO Employee Directors participating in the meeting, together with any GSO Non-Employee Directors participating in the meeting, will collectively have an aggregate number of votes equal to the total number of GSO Directors then serving on the Board or such committee or subcommittee plus the number of any vacancies or unfilled positions that the GSO Sponsors are entitled to fill at such time under the terms of the Investor Rights Agreement.

•                  See Article VI, Section (B)(c) of Exhibit “I” to Appendix C of this Circular.

Management

It is expected that the current executive officers of the Company will continue as the executive officers of New Mood following the consummation of the Arrangement and the Continuance and Domestication.

See “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement.”

Certain Canadian Federal Income Tax Considerations

The Arrangement results in certain income tax consequences to Company Shareholders and Company Noteholders. See “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations” for a discussion of these consequences. Such discussion is not, and is not intended to be, legal or tax advice to any particular Company Shareholder or Company Noteholder and it is not exhaustive of all Canadian federal income tax considerations. Accordingly, Company Shareholders and Company Noteholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Certain United States Federal Income Tax Considerations

The Arrangement results in certain income tax consequences to Company Shareholders and Company Noteholders. See “Part I — The Arrangement — Certain United States Federal Income Tax Considerations” for a discussion of these consequences. Such discussion is not, and is not intended to be, legal or tax advice to any particular Company Shareholder or Company Noteholder and it is not exhaustive of all U.S. federal income tax considerations. Accordingly, Company Shareholders and Company Noteholders should consult their own tax advisors with respect to the U.S. federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Selected Pro Forma Financial Information

Certain selected pro forma condensed consolidated financial information is set forth in the following table. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial information of New Mood, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the New Mood Unaudited Pro Forma Condensed Consolidated Financial Information set forth in this Circular.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the New Mood Unaudited Pro Forma Condensed Consolidated Financial Information set forth in this Circular, or of the results expected in future periods.

See “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Selected Pro Forma Financial Information.”

Risk Factors

The completion of the Arrangement involves risks. In addition to the risk factors described under the heading “Risk Factors” in the Company AIF, which are specifically incorporated by reference into this Circular, readers should consider the risks described in “Part I — The Arrangement — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement,” “Part I — The Arrangement — Risk Factors Related to New Mood’s Equity,” “Part I — The Arrangement — Risk Factors Related to the New Company Notes and Substituted New Company Notes,” and “Part III — Information Concerning the Company — Risk Factors.” Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to the Company, may also adversely affect the Company Securities before the Arrangement, and the New Company Notes (and, after the redemption of the New Company Notes, the Substituted New Company Notes) and New Company Common Shares following the Arrangement, and/or the business of the Company or New Mood, as applicable, before and following the Arrangement:

•                  the Arrangement is subject to satisfaction or waiver of various conditions;

•                  the Arrangement may not improve the financial condition of the Company’s business;

•                  the Arrangement Agreement may be terminated in certain circumstances;

•                  the Arrangement Agreement contains provisions that restrict the Company’s ability to pursue alternatives to the Arrangement and, in specified circumstances, the Company could be required to pay the Sponsors a Termination Fee of C$1.5 million;

•                  the Company will incur significant transaction-related costs in connection with the Arrangement, and the Company may have to pay various expenses even if the Arrangement is not completed;

•                  uncertainty surrounding the Arrangement could adversely affect the Company’s retention of customers, suppliers and personnel and could negatively impact future business and operations;

•                  while the Arrangement is pending, the Company is restricted from taking certain actions;

•                  the pending Arrangement may divert the attention of the Company’s management;

•                  payments in connection with the exercise of Dissent Rights may impair the Company’s financial resources;

•                  Company directors and officers may have interests in the Arrangement different from the interests of Company Securityholders following completion of the Arrangement;

•                  tax consequences of the Arrangement may differ from anticipated treatment;

•                  the non-implementation of the Arrangement could create liquidity risks and force the Company to pursue other alternatives that could have a more negative effect on the Company;

•                  New Mood may not be required to determine whether its internal control over financial reporting is effective;

•                  the New Mood Unaudited Pro Forma Condensed Consolidated Financial Information included in this Circular is presented for illustrative purposes only and does not represent the actual financial position or results of operations of New Mood following the consummation of the Arrangement;

•                  Company Securityholders might have difficulty enforcing civil liabilities against New Mood in Canada;

•                  the New Mood certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of New Company Common Shares, which could limit such holders’ ability to obtain a favorable judicial forum for disputes with New Mood or its directors, officers, employees or agents;

•                  after the Arrangement, each of the Apollo Sponsor and the GSO Sponsors will beneficially own a significant number of New Company Common Shares, and their interests may conflict with the interests of other Company Shareholders and reduce liquidity;

•                  after the Arrangement, certain directors or officers of New Mood may have conflicts of interest because they are also directors or officers of the Sponsors or their respective affiliates, and the resolution of these conflicts of interest may not be in the best interests of New Mood or the securityholders of New Mood;

•                  the Sponsors and their respective affiliates are not limited in their ability to compete with New Mood, and the corporate opportunity provisions in New Mood’s certificate of incorporation could enable the Sponsors and their respective affiliates to benefit from corporate opportunities that could otherwise be available to New Mood;

•                  the Arrangement will result in a change in the nature of a portion of a Company Noteholders’ investment in the Company from debt to equity which carries certain risks that are not applicable to debt;

•                  the Company may cease to be a “reporting issuer” under applicable Canadian securities laws; and

•                  following completion of the Arrangement and the issuance of New Company Common Shares in the New Capital Offering, New Mood may issue additional equity or debt securities, which could dilute the ownership in New Mood of holders of New Company Common Shares.

The risk factors identified above are a summary of certain of the risk factors contained elsewhere or incorporated by reference in this Circular. See “Part I — The Arrangement — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement.” The New Company Common Shares, New Company Notes and Substituted New Company Notes are subject to a number of risks and uncertainties. For a discussion of certain risk factors applicable to the New Company Common Shares, New Company Notes and Substituted New Company Notes,, please see “Part I — The Arrangement —Risk Factors Related to New Mood’s Equity” and “Part I — The Arrangement — Risks Factors Related to the New Company Notes and Substituted New Company Notes.” Company Securityholders should carefully consider all such risk factors.

PART I — THE ARRANGEMENT

Background to the Arrangement

As part of the Company’s ongoing review of Mood Media’s strategic plan and prospects, management and the Board regularly evaluate cash flow forecasts, potential financing and refinancing alternatives, as well as strategic alternatives, with a view to maximizing stakeholder value.

In mid-2015, the Company pursued various strategic alternatives with a view to managing near-term debt maturities and improving its operating and cash flow performance, including (among others) the private placement of the MMGSA Notes (the proceeds of which were used to repay Mood Media’s then outstanding 10% convertible unsecured subordinated debentures due October 31, 2015) as well as developing its strategic operating plan for 2016.

The Company’s management and the Board continued to consider various financial and strategic transactions potentially available to the Company throughout the remainder 2015 and the first half of fiscal 2016. In connection with the foregoing, in late 2015 and early 2016, the Company directly and through a financial advisor engaged in exploratory discussions with certain significant holders of the Company’s Notes, including (among others) GSOCP, together with its affiliates, acting on behalf of the GSO Sponsors (GSOCP in such capacity, “GSO”) and certain representatives of AGM acting on behalf of the Apollo Funds (AGM in such capacity, “Apollo”) in relation to a potential debt exchange transaction, and on December 9, 2015 and January 5, 2016, the Company entered into a non-disclosure agreement with an affiliate of GSOCP and an affiliate of AGM, respectively. Such discussions did not result in substantive negotiations.

On March 31, 2016, the Company engaged Allen & Co., an investment bank specializing in technology, media and entertainment, to explore potential sale transactions involving the Company. In the months following its engagement, Allen & Co. contacted 20 potential buyers, including 10 strategic and 10 financial buyers, leading to a total of three executed non-disclosure and standstill agreements with strategic buyers and six with financial buyers. Interested parties that executed non-disclosure and standstill agreements were provided with access to an online data site for the purposes of conducting due diligence. These parties conducted varying levels of due diligence. In early August 2016, one such party submitted a draft expression of interest, but, following several weeks of additional due diligence, declined to proceed further. The Company remained in contact with representatives of Apollo and GSO from March 2016 to August 2016 to gauge their interest in a potential strategic transaction involving the Company.

On August 3, 2016, the Board received an update from management and Allen & Co. regarding the exploration of strategic transactions and formally established the Special Committee, consisting of independent directors Kevin Dalton, David Richards and Richard Warren, to supervise and oversee the negotiation of the terms of possible transactions affecting control of the Company. The Board believed that the formation of the Special Committee would enable the directors to evaluate the Company’s strategic alternatives in an efficient and timely manner that would be in the best interests of the Company and its stakeholders. In the months that followed, the Special Committee held 25 formal meetings, in addition to numerous informal meetings and discussions, and engaged the full Board on at least seven occasions, as to the activities described herein.

In late November 2016, the Company’s management participated in a conference call with representatives of Apollo and GSO, and certain of their advisors, and responded to certain inquiries regarding the Company’s then recently announced third quarter 2016 financial results and other matters which had been previously publicly disclosed by the Company.

In late November and early December 2016, a party that had previously declined to enter into a non- disclosure and standstill agreement with the Company submitted a confidential draft expression of interest to the Company. The transaction contemplated by such confidential draft expression of interest (the “Alternative Expression of Interest”) involved an acquisition of all outstanding Company Common Shares, the repayment in full of the Credit Facility and the redemption of the MMGSA Notes in accordance with their terms, but was conditional upon the compromise of the Company Notes.

On December 12, 2016, representatives of Apollo and GSO delivered to the Company a draft term sheet in connection with a potential transaction (the “Proposed Transaction”) involving, among other things, the redemption of the Company Common Shares, the exchange of Company Notes, the refinancing of the Credit Facility and the redemption of the MMGSA Notes.

On December 14, 2016, the Special Committee met, with members of management and representatives of Allen & Co. and Stikeman Elliott, the Company’s legal counsel, in attendance in part to review the draft term sheet from Apollo and GSO, and the Alternative Expression of Interest, and to consider the Company’s responses thereto. The Special Committee asked Allen & Co. to seek clarification in relation to the Proposed Transaction and the Alternative Expression of Interest in advance of a further meeting to be held with the Board.

On December 19, 2016, the Board met with members of management and representatives of Allen & Co. and Stikeman Elliott in attendance. At this meeting, the Board discussed the current terms of the Proposed Transaction and the Alternative Expression of Interest. The Board considered (among other matters) that the Alternative Expression of Interest contemplated a compromise of the Company Notes and thus would not be actionable without the support of Apollo and GSO, which the Board believed it would not be able to obtain; and, that the party proposing the Alternative Expression of Interest continued to refuse to sign a non-disclosure and standstill agreement, thereby frustrating various efforts that might otherwise be taken in relation thereto. Accordingly, upon receiving the recommendation of the Special Committee and following further discussions and deliberations, the Board instructed management and the Special Committee to prioritize their efforts on the Proposed Transaction as opposed to the Alternative Expression of Interest, and instructed Allen & Co. to seek revisions to the terms of the Proposed Transaction with a view to increasing deal certainty and obtaining superior outcomes for applicable stakeholders.

Representatives of Allen & Co. subsequently engaged with representatives of Apollo and GSO in accordance with the instructions provided by the Board and following such discussions a form draft non-disclosure agreement was provided to representatives of each of Apollo and GSO on December 21, 2016. The Company entered into non-disclosure agreements with an affiliate of AGM the following week and GSO the week thereafter. Representatives of Apollo and GSO, and their advisors, were granted access to the Company’s online data site following the entering into of these non-disclosure agreements.

In the weeks that followed, representatives of Apollo and GSO, and their advisors, conducted extensive due diligence regarding the Company, including in-person meetings with management and Allen & Co. on January 17 and 18, 2017.

On March 4, 2017, Allen & Co. provided representatives of Apollo and GSO with a draft arrangement agreement prepared by counsel to the Company in connection with the Proposed Transaction.

During the week of March 6, 2017 the parties, through their legal counsel and other advisors, continued to advance the structure and key terms of the Proposed Transaction. In connection with such discussions, representatives of Arbiter indicated a desire to re-invest the cash proceeds from its sale of the Company Common Shares under its control and direction as part of the Proposed Transaction with the Sponsors. In anticipation of (among other things) such a reinvestment, the Company determined that the Proposed Transaction would be likely to constitute a “business combination” for the purposes of MI 61-101. Accordingly, the Special Committee formally engaged Origin on March 18, 2017 to provide advice with respect to the Origin Opinions and Valuation.

During the remainder of March 2017 and early April 2017, the Company and representatives of Apollo and GSO continued to negotiate the terms of the Proposed Transaction and related transaction documentation, including the Arrangement Agreement; similarly, representatives of Apollo and GSO, in consultation with the Company, engaged directly with HPS Investment Partners, LLC regarding the Debt Commitment Letter and the Company together with representatives of Apollo and GSO jointly engaged with Arbiter regarding the terms of the Arbiter Reinvestment. The Special Committee received updates, and provided instruction to the Company’s management and advisors, throughout this period. The Special Committee held formal meetings on March 10, 21, 27 and 29, 2017, as well as on April 3, 2017, and updated and received the benefit of the deliberations of the Board at formal meetings thereof held on March 14 and 28, 2017 and April 3, 2017. The Special Committee and the Board included, and received the advice of, representatives of management and their financial and legal advisors at each such meeting. As part of these discussions, both the Special Committee and the Board discussed the anticipated benefits of the Proposed Transaction to the Company and its stakeholders and weighed these benefits against the associated risks and potential challenges to the Company and its stakeholders.

Following the April 3, 2017 meetings of the Special Committee and the Board, the Company and representatives of Apollo and GSO continued to negotiate the required documentation in connection with the Proposed Transaction, including the Arrangement Agreement, the Debt Commitment Letter and the Arbiter Voting Support and Subscription Agreement. Meetings of the Special Committee and the Board were convened again on April 9, 2017 so that the Special Committee and Board could receive an update regarding outstanding issues from representatives of management and Stikeman Elliott, as well as to receive further updated financial analysis from each of Allen & Co. and Origin. At the direction of the Board, from April 10-12, the Company and its advisors continued to negotiate the final terms of the Proposed Transaction.

On the evening of April 12, 2017, the Board met to formally consider the Arrangement. Representatives of management and Stikeman Elliott provided an overview of the proposed resolution of the remaining terms of the Arrangement Agreement and related documents and Allen & Co. and Origin each confirmed the results of their respective financial analyses. Representatives of Allen & Co. then delivered orally to the Board the Allen Fairness Opinion, which opinion was subsequently confirmed in writing. Representatives of Origin delivered orally to the Board the Origin Opinions and Valuation, each of which was subsequently confirmed in writing. Following the delivery of such opinions and the valuation and further Board discussion and deliberation, the Board unanimously (with Mr. Ross Levin (also a principal of Arbiter) abstaining from voting as a conflicted director) approved the Arrangement and authorized the Company to enter into the Arrangement Agreement and the related documentation, including (among others) the Debt Commitment Letter and the Arbiter Voting Support and Subscription Agreement.

Subsequent to the April 12, 2017 meeting of the Board, the Company entered into the Arrangement Agreement and related documentation and publicly announced the proposed Arrangement on the morning of April 13, 2017.

Recommendation of the Special Committee and the Board

After consulting with the Company’s senior management and with its legal and financial advisors, and after considering, among other things, the Allen Fairness Opinion, the Origin Opinions and Valuation, the Special Committee unanimously concluded that both the Arrangement and the Continuance and Domestication are in the best interest of the Company. The Special Committee unanimously recommended that the Board approve the Arrangement and the Continuance and Domestication and the entry into the Arrangement Agreement and that each of the Company Shareholders and Company Noteholders vote in favour of the Arrangement.

After considering, among other things, the Allen Fairness Opinion and the Origin Opinions and Valuation and the unanimous recommendation of the Special Committee and after consulting with the Company’s senior management and with legal and financial advisors and the review of a significant amount of information and consideration of a number of factors (including the interests of affected stakeholders), the Board (other than Mr. Ross Levin, who abstained as an interested director due to the Arbiter Reinvestment) unanimously concluded that both the Arrangement and the Continuance and Domestication are in the best interests of the Company and authorized the entry by the Company into the Arrangement Agreement and all related agreements. The Board unanimously (subject to abstentions) recommends that the Company Securityholders vote “FOR” the Arrangement Resolutions and, as applicable, the Continuance and Domestication Resolution.

Reasons for Recommendation of the Special Committee and the Board

In reaching its conclusions and formulating its unanimous recommendation, each of the Special Committee and the Board consulted with the Company’s management and their legal and financial advisors, reviewed significant information and considered a number of factors as well as the interests of affected stakeholders, including, among others:

•                  Attractive Premium for Company Shareholders. The Share Cash-Out Consideration constitutes a significant and attractive premium to the Company Common Share price. The consideration to be received by Company Shareholders under the Arrangement of C$0.17 in cash per Company Common Share represents a 149% premium over the volume weighted average trading price of the Company Common Shares on the TSX for the 20-day period ending April 12, 2017, the date the Arrangement Agreement was entered into.

•                  Certainty of Value for Company Shareholders. The Arrangement also provides Company Shareholders with cash consideration for all Company Common Shares held, providing them with the opportunity to realize certain value for all of their Company Common Shares.

•                  Participation in the Company for Company Noteholders. The Arrangement provides the opportunity for Company Noteholders to participate in the growth of the Company after completion of the Arrangement.

•                  Company Shareholder Support. Arbiter, as well as all of the directors and executive officers of the Company, who together hold 32,285,490 Company Common Shares, or approximately 17.6% of the issued and outstanding Company Common Shares, have entered into voting and support agreements with the Company pursuant to which they have, subject to the terms and conditions of such agreements, agreed to vote all of the Company Common Shares beneficially owned by them or under their control or direction in favour of the Arrangement including, without limitation, the Arrangement Shareholder Resolution, the Continuance and Domestication Resolution and any other matter necessary for the completion of the Arrangement.

•                  Company Noteholder Support. The Sponsors, who (together with their respective affiliated investment funds) beneficially own approximately $238 million, or approximately 68%, of the outstanding $350 million principal amount of the Company Notes, have agreed, pursuant to the Arrangement Agreement, to vote or cause to be voted all of their Company Notes in favour of the Arrangement Noteholder Resolution.

•                  Result of Robust Process. The Arrangement is the result of an extensive and prolonged process of soliciting possible interest from a broad range of third parties in strategic transactions involving the Company. This process was conducted by the Company, through its financial advisor, Allen & Co., in consultation with, and with full participation by, the Special Committee and its legal and financial advisors.

•                  Reduction of Indebtedness to Enable the Company to Focus on Strategic Initiatives. The Arrangement and related transactions permit the Company to substantially reduce its outstanding indebtedness and annual cash interest payments, as well as extend the maturity date of the Company’s outstanding debt after completion of the Arrangement, allowing the Company to better position itself to pursue and take advantage of strategic initiatives.

•                  Indebtedness Risks and Uncertainties. The Board considered the risks, uncertainties and costs associated with the Company’s current level of outstanding indebtedness, including the risk and uncertainties as to whether the Company would be able to replace its Credit Facility on acceptable terms prior to such Credit Facility’s maturity date.

•                  Lack of Alternatives to the Arrangement. In the absence of the implementation of the Arrangement, the Company may not have sufficient access to capital in the long-term to refinance its debt as it matures, and, as a result, there would be a meaningful risk of the Company having to pursue a filing for protection under the Companies’ Creditors Arrangement Act (Canada) and/or parallel filings under the United States Bankruptcy Code or, in the absence of a restructuring under such filings, commencing an orderly liquidation process, any of which would have a negative impact on the Company, the Company Securityholders and the long-term value of the Company’s assets and operations.

•                  No Impact on Ongoing Operations. The Arrangement should not adversely impact any amounts owing to the Company’s vendors or affect any of the Company’s contractual relationships with its customers, suppliers or employees, resulting in minimal, if any, disruption to the Company’s ongoing operations.

•                  Financial Advisor Opinions. The Special Committee and the Board considered (a) the Allen Fairness Opinion to the effect that as of April 12, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Share Cash-Out Consideration to be received by Company Shareholders (other than Arbiter) pursuant to the Arrangement is fair, from a financial point of view, to such Company Shareholders; (b) the Origin Opinions to the effect that as of April 12, 2017, and based upon and subject to the assumptions, limitations and qualifications set forth therein, (i) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries); (ii) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds); (iii) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company, and (iv) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration Company Noteholders and Company Shareholders would receive in the Arrangement and the other transactions contemplated by the Arrangement Agreement would exceed the estimated value Company Noteholders and Company Shareholders would receive in a liquidation, respectively; and (c) the Valuation to the effect that the fair market value of the Company Common Shares is in the range of nil to C$0.29 per Company Common Share as at April 12, 2017.

•                  Ability to Respond to Superior Proposals. Under the Arrangement Agreement, subject to the terms and conditions set forth therein, until the time that the Arrangement Resolutions are approved by the Company Securityholders, the Board retains the ability to consider and respond to an unsolicited, bona fide written Acquisition Proposal if the Board determines that: (a) such Acquisition Proposal constitutes, or could reasonably be expected to constitute or to lead to, a Superior Proposal; and (b) failure to enter into or engage in discussions or negotiations with the person making such Acquisition Proposal would be inconsistent with the Board’s fiduciary duties. In addition, the C$1.5 million amount of the termination fee payable by the Company to the Sponsors in the event that the Arrangement Agreement is terminated in certain circumstances was considered reasonable by the Special Committee and the Board in the circumstances and would not, in the view of the Board, preclude other Acquisition Proposals.

•                  Procedural Matters. (a) The Arrangement must be approved by (i) at least 66 2/3% of the votes cast by the Company Shareholders, as well as a majority of the votes cast by disinterested Company Shareholders, in each case present in person or represented by proxy at the Company Shareholder Meeting, and (ii) holders of at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting where each $1,000 principal amount of Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting; (b) Registered Holders of Company Common Shares who do not vote in favour of the Arrangement Shareholder Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive fair value for their Company Common Shares; and (c) the Arrangement requires approval by the Court.

The Special Committee and the Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described in “— Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement.” The Special Committee and the Board believed that overall, the anticipated benefits of the Arrangement to the Company outweighed these risks and negative factors.

The information and factors described above and considered by the Special Committee and the Board in reaching their determinations are not intended to be exhaustive but include material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered in connection with the evaluation of the Arrangement and the complexity of these matters, the Special Committee and the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Special Committee and the Board may have given different weight to different factors.

Financial Advisor Opinions

Allen Fairness Opinion

The Company retained Allen & Co. as the financial advisor to the Company in connection with a potential transaction such as the Arrangement. As part of this mandate, Allen & Co. was requested to provide the Board with its opinion as to the fairness to the Company Shareholders (other than Arbiter), from a financial point of view, of the Share Cash-Out Consideration to be received by such Company Shareholders pursuant to the Arrangement. In connection with this mandate, Allen & Co. has prepared the Allen Fairness Opinion that states that, on the basis of the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, Allen & Co. is of the opinion that, as of April 12, 2017, the Share Cash-Out Consideration to be received by Company Shareholders (other than Arbiter) pursuant to the Arrangement was fair, from a financial point of view, to the Company Shareholders (other than Arbiter).

The full text of the Allen Fairness Opinion, which sets out the particular assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the Allen Fairness Opinion, is attached as Appendix K-1 to this Circular. The summary of the Allen Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Allen Fairness Opinion. The Allen Fairness Opinion is not a recommendation as to whether or not Company Shareholders should vote or act on any matter relating to the Arrangement or otherwise. The Allen Fairness Opinion was one of a number of factors taken into consideration by the Board in concluding that the Arrangement and the entry into the Arrangement Agreement are in the best interests of the Company, authorizing the entry by the Company into the Arrangement Agreement and all related agreements, and recommending that the Company Shareholders vote in favour of the Arrangement Shareholder Resolution.

Pursuant to the terms of its engagement letter with Allen & Co. and in consideration for its services, the Company agreed to pay fees to Allen & Co. (including fees that are contingent on the completion of the Arrangement), to reimburse Allen & Co. for reasonable out-of-pocket expenses and to indemnify Allen & Co. in respect of certain liabilities as may be incurred by it in connection with its engagement. No portion of the fees payable in respect of the delivery of the Allen Fairness Opinion is contingent upon either the conclusion expressed in the Allen Fairness Opinion or successful completion of the Arrangement.

The Board urges Company Shareholders to read the Allen Fairness Opinion in its entirety. See Appendix K-1 to this Circular.

Origin Opinions and Valuation

The Company also retained Origin in connection with the Arrangement. As part of this mandate, Origin was requested to provide the Special Committee and the Board with its opinion as to (a) the fairness to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries), from a financial point of view, of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (b) the fairness to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds), from a financial point of view, of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (c) the fairness of the Arrangement and the other transactions contemplated by the Arrangement Agreement, from a financial point of view, to the Company, and (d) whether the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated. In connection with this mandate, Origin has prepared the Origin Opinions which state that, on the basis of the particular assumptions, limitations and qualifications set forth therein, Origin is of the opinion that, as of April 12, 2017, (a) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries); (b) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds); (c) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company, and (d) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated.

In connection with the Arrangement, the Company also retained Origin to provide the Special Committee and the Board with a formal valuation of the Company Common Shares as at April 12, 2017. On the basis of the particular assumptions, limitations and qualifications set forth in the Valuation, Origin is of the opinion that, as of April 12, 2017, the fair market value of a Company Common Shares is in the range of nil to C$0.29 per Company Common Share. Origin has confirmed that it is independent within the meaning of MI 61-101, and in particular, neither Origin nor any of its affiliated entities (as defined for purposes of MI 61-101): (i) is an associated or affiliated entity or an issuer insider of an Interested Party; (ii) is an advisor to the Company or any other Interested Party in connection with the Arrangement except in respect of the preparation of the Origin Opinions and the Valuation; (iii) is a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group); (iv) has a material financial interest in the completion of the Arrangement; or (v) has a financial incentive in respect of the conclusions reached in the Valuation or any of the Origin Opinions. The Special Committee determined that Origin is qualified and independent within the meaning of MI 61-101.

Origin performed the Valuation in accordance with MI 61-101, which, in the case of the Arrangement, requires the valuator to determine the “Fair Market Value” of the Company Common Shares. MI 61-101 defines “Fair Market Value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

Origin did not include a downward adjustment to the Fair Market Value of the Company Common Shares to reflect the liquidity of the Company Common Shares or the underlying investments, the effect of the Arrangement or the fact that the Company Common Shares do not form part of a controlling interest. Consequently, the values determined on the foregoing basis represent “en bloc” values, which are values that an acquirer of 100% of the Company Common Shares would be expected to pay in an open auction of the Company.

Origin relied upon a discounted cash flow (“DCF”) analysis in its approach to the Valuation. In addition, Origin performed precedent transaction analysis and reviewed trading multiples of comparable Canadian and U.S. public companies involved in the media and in-store audio services industry.

The DCF method reflects the growth prospects and risks inherent in the Company’s business by taking into account the amount, timing and relative certainty of management’s estimates of the Company’s projected after-tax unlevered free cash flows (the “Unlevered Free Cash Flows”), discount rates and terminal values. The DCF method requires that certain assumptions be made regarding, among other things, the drivers of future Unlevered Free Cash Flows, discount rates and terminal earnings before other expenses (i.e., transaction and integration costs, settlements and resolutions and gains/losses on asset disposals), interest, tax, depreciation and amortization multiples (“EBITDA”). The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the development of the discount rates to be used in determining the value of the Company Common Shares.

Origin calculated the Unlevered Free Cash Flows that are expected to be generated from the Company, based on the budget provided by management for the Company for the year ending December 31, 2017 and the assumptions provided by management for the subsequent years up to and including the year ending December 31, 2021. The management forecast (the “Management Base Case”) was built using a bottom-up approach starting with new customer site installations. This approach allows the forecast to take into account the different dynamics of each of the Company’s business segments, product mix, growth profile, cost structure and competitive positioning. Based on discussions with management and a review of the Company and the performance of the business over the last 5 years, Origin developed two alternative forecasts for the Company. These alternative scenarios consider current trends and the trajectory of the business as it relates to the future forecast. Based on discussions with management, Origin developed a scenario whereby current EBITDA (based on the year ended December 31, 2016) is maintained through December 31, 2021. In addition, based on the historical financial performance of the business, which has declined each year since the year ended December 31, 2012, Origin developed a scenario where EBITDA declines at the same rate as the decline realized from the year ending December 31, 2012 to December 31, 2017 (based on management’s budget). Each of these scenarios were considered in conjunction with the Management Base Case.

The full text of the Origin Opinions and Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Origin Opinions and Valuation, are attached as Appendix K-2 to this Circular. The summary of the Origin Opinions and Valuation in this Circular is qualified in its entirety by reference to the full text of the Origin Opinions and Valuation. Company Securityholders are urged to read the Valuation carefully and in its entirety.

The Origin Opinions and Valuation are not a recommendation to any Company Shareholders as to whether the Company Common Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to any Company Noteholders as to whether the Company Notes should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to participate or not participate in any lending opportunity made available to Company Noteholders. The Origin Opinions and Valuation were one of a number of factors taken into consideration by the Board in concluding that the Arrangement and the entry into the Arrangement Agreement are in the best interests of the Company, authorizing the entry by the Company into the Arrangement Agreement and all related agreements, and recommending that the Company Securityholders vote in favour of the Arrangement Resolutions.

Pursuant to the terms of its engagement letter with Origin, the Company has agreed to pay fees to Origin (no part of which is contingent upon the Origin Opinions being favourable or upon success of the Arrangement), to reimburse Origin for reasonable out-of-pocket expenses and to indemnify Origin in respect of certain liabilities that might arise in connection with its engagement.

The Board urges Company Securityholders to read the Origin Opinions and Valuation in their entirety. See Appendix K-2 to this Circular.

Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement

The completion of the Arrangement involves risks. In addition to the risk factors described under the heading “Risk Factors” in the Company AIF, which are specifically incorporated by reference into this Circular, the following are additional and supplemental risk factors which Company Securityholders should carefully consider before making a decision regarding (a) approving the Arrangement Shareholder Resolution and/or the Arrangement Noteholder Resolution, as applicable and/or (b) subscribing for and purchasing New Company Common Shares in connection with the New Capital Offering, as applicable. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to the Company, may also adversely affect the Company Common Shares before the Arrangement, and the New Company Common Shares, New Company Notes (and, after the redemption of the New Company Notes, the Substituted New Company Notes) following the Arrangement and the other transactions contemplated by the Arrangement Agreement, and/or the business of the Company before and following the Arrangement and the other transactions contemplated by the Arrangement Agreement.

The Arrangement is subject to satisfaction or waiver of various conditions.

Completion of the Arrangement is subject to, among other things, the approval of the Court, the entry of the U.S. Recognition Order by the U.S. Court, the receipt of Company Securityholder approval of the Arrangement Resolutions and the Continuance and Domestication Resolution, the receipt of all necessary Regulatory Approvals, the completion of the MMGSA Note Redemption and the Credit Facility Refinancing and the absence of a Material Adverse Effect, all of which may be outside the control of the Company. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

Delays in the completion of the Arrangement could, among other things, delay or prevent the redemption of the New Company Notes by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Arrangement. In addition, if the Arrangement is not completed, the Company could be subject to litigation related to any failure to complete the Arrangement or related to any enforcement proceeding commenced against the Company to perform its respective obligations under the Arrangement Agreement.

The Arrangement may not improve the financial condition of the Company’s business.

The Company believes that the Arrangement will enhance the Company’s liquidity and provide it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about the economic environment of future operations. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due or may not achieve the financial flexibility required to implement its business plan.

The Arrangement Agreement may be terminated in certain circumstances.

Each of the Company and the Sponsors has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of the Company or the Sponsors provide any assurance, that the Arrangement Agreement will not be terminated by either of Company or the Sponsors before the completion of the Arrangement. For instance, the Sponsors have the right, in certain circumstances, to terminate the Arrangement Agreement if there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement that would cause any condition or certain covenants of the Company not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date. Conversely, the Company has the right, in certain circumstances, to terminate the Arrangement Agreement if there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any Sponsor under the Arrangement Agreement that would cause any condition or certain covenants of the Sponsor not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date. There is no assurance that a breach of representation or warranty or a failure to perform a covenant will not occur before the Effective Date, in which case the Sponsors and the Company could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the Company Common Shares or the Company Notes or otherwise adversely affect the business of the Company.

The Arrangement Agreement contains provisions that restrict the Company’s ability to pursue alternatives to the Arrangement and, in specified circumstances, the Company could be required to pay the Sponsors a Termination Fee of C$1.5 million.

Under the Arrangement Agreement, the Company is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or otherwise knowingly facilitating, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal from any person. If: (a) the Board receives an unsolicited written bona fide Acquisition Proposal from a Person to acquire all or substantially all of the outstanding Company Common Shares or all or substantially all of the assets of the Company on a consolidated basis that, among other things, the Board determines, in its good faith judgment, after receiving advice from its outside legal counsel and the Company’s financial advisor(s) that (i) failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties; and (ii) such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the transactions contemplated by the Arrangement Agreement and (iii) such Acquisition Proposal would result in the full repayment of the Company Notes and all amounts owing in respect thereof in accordance with the Company Note Indenture, and (b) the Board recommends such proposal to Company Common Shareholders or if the Board authorizes the Company to enter into a definitive agreement with respect to a Superior Proposal, then the Arrangement Agreement may be terminated and the Sponsors would be entitled to receive a Termination Fee of C$1.5 million. This Termination Fee may discourage other parties from attempting to enter into a business transaction with the Company, even if those parties would otherwise be willing to enter into an agreement with the Company for a business combination and would be prepared to pay consideration with a higher price per Company Common Share or Company Note than the per Company Common Share or Company Note consideration proposed to be received or realized in the Arrangement. In addition, payment of such amount may have a material adverse effect on the business and affairs of the Company. See “— The Arrangement Agreement — Fees and Expenses.”

The Company will incur significant transaction-related costs in connection with the Arrangement, and the Company may have to pay various expenses even if the Arrangement is not completed.

The Company expects to incur a number of non-recurring costs associated with the Arrangement before, at, and after the Closing. If the Arrangement Agreement is terminated under certain circumstances, the Company will be required to pay the Sponsors the Termination Fee (see “Part I — The Arrangement — The Arrangement Agreement — Termination Fee”). The Company will also incur transaction fees and costs related to financing. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed, including certain expenses of the Sponsors and their advisors. If the Arrangement is not consummated, the Company will bear some or all of these costs without recognizing any of the anticipated benefits of the Arrangement.

Uncertainty surrounding the Arrangement could adversely affect the Company’s retention of customers, suppliers and personnel and could negatively impact future business and operations.

The Arrangement is dependent upon satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, the Company’s customers, distributors, suppliers, vendors and others may delay or defer decisions concerning, or attempt to negotiate changes in existing business relationships with, the Company, including by entering into business relationships with parties other than the Company. Any change, delay or deferral of those decisions by customers and suppliers could negatively impact the business, financial condition, results of operations and prospects of the Company, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of the Company may experience uncertainty about their future roles with the Company until the Company’s strategies with respect to such employees are determined and announced. This may adversely affect the Company’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in the consummation of the Arrangement or termination of the Arrangement Agreement.

While the Arrangement is pending, the Company is restricted from taking certain actions.

The Arrangement Agreement restricts the Company from taking specified actions until the Arrangement is completed without the consent of the Sponsors, which may adversely affect the ability of the Company to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The pendency of the Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company regardless of whether the Arrangement is ultimately completed.

Payments in connection with the exercise of Dissent Rights may impair the Company’s financial resources.

Registered Holders of Company Common Shares have the right to exercise certain Dissent Rights and demand payment of the fair value of their Company Common Shares, as the case may be, in cash in connection with the Arrangement in accordance with the CBCA. If there are significant numbers of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on the Company’s financial condition and cash resources if the Arrangement is completed. The Arrangement Agreement provides that it is a condition to completion of the Arrangement in favour of the Sponsors that the aggregate number of Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as at 5:00 p.m. on the Effective Date shall not exceed 5% of the issued and outstanding Company Common Shares.

Company directors and officers may have interests in the Arrangement different from the interests of Company Securityholders following completion of the Arrangement.

Certain of the directors and executive officers of the Company negotiated the terms of the Arrangement Agreement, and the board of directors has unanimously recommended that Company Securityholders vote in favour of the Arrangement Shareholder Resolution, Continuance and Domestication Resolution and/or Arrangement Noteholder Resolution, as applicable. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of the Company generally. These interests include, but are not limited to, the continued employment of certain executive officers of the Company by the Company, the continued service of certain directors of the Company as directors of the Company and severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and payment pursuant to certain equity awards. Company Securityholders should be aware of these interests when they consider the Board’s unanimous recommendation. The Board was aware of, and considered, these interests when they declared the advisability of the Arrangement and unanimously recommended that Company Securityholders approve the Arrangement Shareholder Resolution or Arrangement Noteholder Resolution, as applicable.

Tax consequences of the Arrangement may differ from anticipated treatment.

There can be no assurance that the CRA, the U.S. Internal Revenue Service or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to the Company and their respective shareholders following completion of the Arrangement. Taxation authorities may also disagree with how the Company, following the Arrangement, calculates or have in the past calculated their income or other amounts for tax purposes. Any such events could adversely affect the Company or the dividends that may be paid to holders of New Company Common Shares following completion of the Arrangement.

The non-implementation of the Arrangement could create liquidity risks and force the Company to pursue other alternatives that could have a more negative effect on the Company.

If the Arrangement is not implemented and business operations of the Company continue at their current levels, the Company may not be able to generate sufficient cash flows to service, repay or refinance its outstanding indebtedness when it matures without raising additional capital. In the current market conditions and the Company’s financial condition, the Company can give no assurance that additional capital will be available on favorable terms, or at all. If the Company defaults under the terms of certain of its indebtedness, the lenders under the Credit Facility or the holders of Company Notes could declare all outstanding principal and interest to be due and payable and, in the case of the lenders under the Credit Facility, foreclose against the assets securing such borrowings and the Company could be forced into bankruptcy or liquidation. Further, in the event that the Arrangement is not implemented, the Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including non-consensual proceedings under creditor protection legislation.

New Mood may not be required to determine whether its internal control over financial reporting is effective.

Pursuant to the terms of the Arrangement Agreement, New Mood and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications with the Canadian securities regulatory authorities prior to the Effective Date as are reasonably necessary to cause New Mood to cease to be a “reporting issuer” under applicable Canadian securities laws promptly following the completion of the Arrangement. If New Mood ceases to be a reporting issuer in Canada, it will not be a reporting company or its equivalent in any jurisdiction and, consequently, will not be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or the Canadian Securities Administrators’ National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, or NI 52-109. As a result, New Mood will not be required to make an assessment of the effectiveness of its internal controls, to deliver a report that assesses the effectiveness of its internal control over financial reporting, or to determine if its disclosure controls and procedures are effective. During such time that New Mood is not a reporting company or its equivalent in any jurisdiction, New Mood might not maintain a system of internal control over financial reporting that would satisfy the regulations and securities laws applicable to reporting companies or their equivalents, such that if New Mood were to become a reporting issuer again thereafter, its ability to produce timely and accurate financial statements and comply with applicable regulations and securities laws could be adversely impacted, all of which could negatively impact the trading price of New Company Common Shares. See “— The Company may cease to be a “reporting issuer” under applicable Canadian securities laws.”

The New Mood Unaudited Pro Forma Condensed Consolidated Financial Information included in this Circular is presented for illustrative purposes only and does not represent the actual financial position or results of operations of New Mood following the consummation of the Arrangement.

The New Mood unaudited pro forma condensed consolidated financial information contained in this Circular is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of the Company prior to the Continuance and Domestication or that of New Mood following the Continuance and Domestication for several reasons. See “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Selected Pro Forma Financial Information” and “Cautionary Notice Regarding Forward-Looking Statements and Information.” The actual financial positions and results of operations of the Company prior to the Continuance and Domestication and that of New Mood following the Continuance and Domestication may not be consistent with, or evident from, the New Mood unaudited pro forma condensed consolidated financial information included in this Circular. In addition, the estimates and assumptions used in preparing the unaudited pro forma financial statements and prospective financial information included in this Circular may not be realized and may be affected by other factors.

Company Securityholders might have difficulty enforcing civil liabilities against New Mood in Canada.

The enforcement by investors of civil liabilities under Canadian securities laws may be affected adversely by the fact that New Mood will be incorporated outside of Canada, that some or all of the officers and directors will be residents of a foreign country, and that substantially all of the assets of New Mood will be located outside Canada. As a result, it may be difficult or impossible for Company Shareholders or Company Noteholders in Canada to effect service of process within Canada upon New Mood, most of its Subsidiaries and their officers and directors, or to realize, against them, upon judgements of courts of Canada predicated upon civil liabilities under Canadian securities laws. In addition, Company Shareholders and Company Noteholders in Canada should not assume that the courts of the U.S.: (a) would enforce judgements of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under Canadian securities laws. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the U.S.

The New Mood certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of New Company Common Shares, which could limit such holders’ ability to obtain a favorable judicial forum for disputes with New Mood or its directors, officers, employees or agents.

The New Mood certificate of incorporation will provide that, unless New Mood consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Mood, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, observer, employee or stockholder of New Mood to New Mood or New Mood’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising pursuant to New Mood’s certificate of incorporation or bylaws), or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision may limit the ability of a holder of New Company Common Shares to bring a claim in a judicial forum that it finds favorable for disputes with New Mood or its current and former directors, officers, observers, employees or stockholders, which may discourage such lawsuits against New Mood and such persons. Alternatively, if a court were to find these provisions of the New Mood certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Mood might incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Mood’s business, financial condition or results of operations.

After the Arrangement, each of the Apollo Sponsor and the GSO Sponsors will beneficially own a significant number of New Company Common Shares, and their interests may conflict with the interests of other Company Shareholders and reduce liquidity.

Immediately following the completion of the Arrangement, the Apollo Sponsor will beneficially own between approximately 39.65% and 48.85% of the New Company Common Shares and will have the right to nominate four of the seven directors of New Mood, and the GSO Sponsors will beneficially own between approximately 28.39% and 34.98% of the New Company Common Shares and will have the right to nominate two of the seven directors of New Mood. Accordingly, the Sponsors will control New Mood’s decisions to enter into certain corporate transactions and will have the ability to prevent any transaction that typically would require the approval of stockholders.

The Sponsors (together with the Company) will have the ability to amend (a) the Investor Rights Agreement and (b) given the number of New Company Common Shares the Sponsors are expected to own immediately following the Closing, the certificate of incorporation and bylaws of New Mood, in each case, without the consent of any other stockholders. Accordingly, subject to applicable law the provisions of the certificate of incorporation and bylaws of the corporation may be amended by the Sponsors in their sole discretion, including in a manner that may be material and/or adverse to the holders of New Company Common Shares. See “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement — Amendment of New Mood Governing Documents.”

In addition, pursuant to the Investor Rights Agreement and New Mood’s certificate of incorporation, New Mood may not amend its certificate of incorporation or bylaws without the consent of the Apollo Sponsor and/or the GSO Sponsors, so long as the Apollo Sponsor and its affiliates and/or the GSO Sponsors and their affiliates, as the case may be, beneficially own at least 10%, respectively, of the New Company Common Shares issued and outstanding as of the Effective Date. Please refer to “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Investor Rights Agreement — Consent Rights” for further details.

This concentration of ownership and these voting rights will limit holders of New Company Common Shares’ ability to influence corporate matters and may reduce the liquidity of the New Company Common Shares. The Sponsors could cause New Mood to make acquisitions that increase the amount of New Mood’s indebtedness or to sell assets, or could cause New Mood to issue additional equity or declare dividends or other distributions to New Mood’s equity holders (or prevent any of the foregoing). So long as the Sponsors and their respective affiliates continue to beneficially own a majority of the outstanding New Company Common Shares, otherwise control a majority of the Board or otherwise are entitled to special consent rights under the Investor Rights Agreement, the Sponsors will continue to be able to strongly influence or control New Mood’s decisions.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with New Mood or that supply New Mood with goods and services. These persons may also pursue acquisition opportunities that may be complementary to (or competitive with) New Mood, and as a result those acquisition opportunities may not be available to New Mood. See “—The Sponsors and their respective affiliates are not limited in their ability to compete with New Mood, and the corporate opportunity provisions in New Mood’s certificate of incorporation could enable the Sponsors and their respective affiliates to benefit from corporate opportunities that could otherwise be available to us” below for further discussion. As the interests of Sponsors in New Mood’s business, operations and financial condition from time to time may not be aligned with, or may conflict with, the interests of other holders of New Company Common Shares, actions may be taken that you may not view as beneficial.

After the Arrangement, certain directors or officers of New Mood may have conflicts of interest because they are also directors or officers of the Sponsors or their respective affiliates, and the resolution of these conflicts of interest may not be in the best interests of New Mood or the securityholders of New Mood.

Immediately following the completion of the Arrangement, the Apollo Sponsor initially will have the right to nominate four of the seven directors of New Mood, and the GSO Sponsors initially will have the right to nominate two of the seven (with the chief executive officer of New Mood initially serving as the seventh and final director). Prior to a qualifying initial public offering, for so long as the Apollo Sponsor and/or the GSO Sponsors have the right to nominate at least one director, pursuant to the Investor Rights Agreement or any similar agreement to which New Mood is a party, no quorum may be obtained at any meeting of the Board or any committee or subcommittee thereof unless an Apollo Employee Director and/or a GSO Employee Director, as the case may be, is present at such meeting. For further details, please see “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Governance of New Mood Following the Arrangement — Board of Directors.” Certain directors nominated by the Sponsors and/or certain officers of New Mood may also be employed by the Sponsors. Such positions may conflict with such directors’ or officers’ duties as directors or officers of New Mood. The resolution of such conflicts of interest may not always be in New Mood’s or holders of New Company Common Shares’ or New Company Notes’ (or, after the redemption of the New Company Notes, the Substituted New Company Notes’) best interest.

The Sponsors and their respective affiliates are not limited in their ability to compete with New Mood, and the corporate opportunity provisions in New Mood’s certificate of incorporation could enable the Sponsors and their respective affiliates to benefit from corporate opportunities that could otherwise be available to New Mood.

It is possible that the Apollo Sponsor, the GSO Sponsors and their respective affiliates have investments in other companies that may compete with New Mood or that they will invest in such other companies in the future. Conflicts of interest could arise in the future between New Mood, on the one hand, and the Apollo Sponsor, the GSO Sponsors and their respective affiliates, on the other hand, concerning, among other things, potential competitive business activities or business opportunities.

New Mood’s certificate of incorporation will provide that, to the furthest extent permitted by applicable law, Apollo Sponsor and the GSO Sponsors and their respective direct or indirect affiliates and any of their Identified Persons (i) shall have the right to, and shall have no duty not to, directly or indirectly engage in and possess interests in other business ventures, including those that compete with or are engaged in the same or similar business activities as New Mood and certain of its affiliates, with no obligation to offer New Mood or its affiliates the right to participate therein, and (ii) shall have the right to invest in, or provide services to, any person that competes with or is engaged in the same or similar business activities as New Mood or certain of its affiliates.

New Mood’s certificate of incorporation will also provide that, to the fullest extent permitted by applicable law:

•                  New Mood renounces any interest in or expectancy with respect to any Competitive Opportunity that the Apollo Sponsor, the GSO Sponsors, or any other Identified Person acquires knowledge of, even if such Competitive Opportunity is one in which New Mood, its affiliates or equity holders, could have an interest or expectancy; and

•                  the Apollo Sponsor, the GSO Sponsors and each other Identified Person: (a) will not have any duty to communicate or present such Competitive Opportunity to New Mood or its affiliates; (b) will have the right to either hold such Competitive Opportunity for its own account and benefit or for the account and benefit of certain third parties, or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to a third party; and (c) will not have any liability to New Mood, its affiliates or any other person for failing to communicate or present such Competitive Opportunity to New Mood or its affiliates, for pursuing or acquiring such Competitive Opportunity itself or for any other person or for directing such Competitive Opportunity to a third party.

As a result, if any Apollo Director or GSO Director or any other Identified Person becomes aware of any Competitive Opportunity, such person may direct such Competitive Opportunity to another businesses in which they have invested, in which case New Mood may not become aware of or otherwise have the ability to pursue such Competitive Opportunity. Further, affiliates of Apollo Sponsor and the GSO Sponsor may compete with New Mood for such Competitive Opportunity. As a result, by renouncing its interest and expectancy in any business opportunity that may be from time to time presented to any of the parties described above, New Mood may experience adverse effects to its business or prospects, as attractive business opportunities could be procured by such persons for their own benefit rather than for New Mood’s.

The Arrangement will result in a change in the nature of a portion of a Company Noteholders’ investment in the Company from debt to equity, which carries certain risks that are not applicable to debt.

By exchanging or converting the Company Notes for, among other things, New Company Common Shares pursuant to the Arrangement, Company Noteholders will be changing the nature of a portion of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. The Company Note Indenture governing the Company Notes provides a variety of contractual rights and remedies to Company Noteholders, including the right to receive interest and repayment of the Company Notes upon maturity. These rights will not be available to holders of New Company Common Shares on the Effective Date. Claims of the holders of New Company Common Shares will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of the Company.

The Company may cease to be a “reporting issuer” under applicable Canadian securities laws.

Pursuant to the Arrangement Agreement, the Company and the Sponsors are required to use commercially reasonable efforts to take such actions and file such applications with the Canadian securities regulatory authorities prior to the Effective Date as are reasonably necessary to permit the Company to cease to be a “reporting issuer” under applicable Canadian securities laws promptly following the completion of the Arrangement. Subject to compliance with applicable securities laws, the Company may cease to be a reporting issuer in Canada if securities of the Company are beneficially owned by fewer than 15 securityholders in each of the jurisdictions of Canada and fewer than 51 securityholders worldwide. Further, if the Company ceases to be a reporting issuer in Canada, it will no longer be required to file information on SEDAR or provide certain information to its securityholders, including without limitation through the filing of material change reports, business acquisition reports, annual information form and annual and interim financial statement, and many provisions of the provincial and territorial securities acts will no longer apply to the Company.

Following completion of the Arrangement and the issuance of New Company Common Shares in the New Capital Offering, New Mood may issue additional equity or debt securities, which could dilute the ownership in New Mood of holders of New Company Common Shares.

Following completion of the Arrangement, New Mood may issue equity or debt securities to finance its activities. If New Mood were to issue additional New Company Common Shares, a holder of New Company Common Shares might experience dilution in New Mood’s cash flow or earnings per New Company Common Share. New Mood may also issue securities convertible into or exchangeable for New Company Common Shares in connection with future public offerings, the hiring of personnel, future acquisitions, future private placements of New Mood securities for capital-raising purposes or for other business purposes. New Mood cannot predict the size or dilutive effect of future issuances of New Company Common Shares or securities convertible into New Company Common Shares or the effect, if any, that future issuances and sales of New Company Common Shares or such convertible securities will have on the per share price of New Company Common Shares. Sales of substantial amounts of New Company Common Shares (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely the per share price of New Company Common Shares.

In addition, immediately following the completion of the Arrangement, the Apollo Sponsor will beneficially own between approximately 39.65% and 48.85% of the New Company Common Shares, and the GSO Sponsors will beneficially own between approximately 28.39% and 34.98% of the New Company Common Shares. The New Company Common Shares owned by the Sponsors may not be tradable immediately following the completion of the Arrangement to the extent that the Sponsors are deemed to be “affiliates” of New Mood (see “Information for United States Securityholders”), and, pursuant to the Investor Rights Agreement, each Sponsor has agreed, subject to customary exceptions, not to transfer any of its New Company Common Shares without the consent of the other Sponsor during the Lock-Up Period. After the Lock-Up Period, the Sponsors will have the right to jointly compel New Mood to pursue a qualifying initial public offering and, thereafter, will receive customary demand registration rights, shelf registration rights and “piggyback” registration rights. See “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Investor Rights Agreement — Registration Rights.” Any disposal of New Company Common Shares by the Sponsors could result in a decrease in the trading value of the New Company Common Shares.

Finally, New Mood may also attempt to increase its capital resources by making additional offerings of debt, including senior or subordinated notes. Upon liquidation, holders of New Mood’s debt securities and lenders with respect to other borrowings will receive a distribution of New Mood’s available assets prior to the holders of New Company Common Shares. Because New Mood’s decision to issue securities in any future offering will depend on market conditions and other factors beyond New Mood’s control, New Mood cannot predict or estimate the amount, timing or nature of future offerings. Thus, holders of New Company Common Shares bear the risk of future offerings reducing the market value of New Company Common Shares.

Risk Factors Related to New Mood’s Equity

Please see Appendix G to this Circular.

Risk Factors Related to the New Company Notes and Substituted New Company Notes

Please see Appendix H to this Circular.

Details of the Arrangement

General

The Arrangement will result in the redemption by the Company of all of the issued and outstanding Company Common Shares for the Share Cash-Out Consideration of C$0.17 per Company Common Shares.

Additionally, the Arrangement will result in each Company Noteholder receiving, per $1,000 aggregate principal amount of Company Notes:

•                  if the Company Noteholder is a Funding Company Noteholder, (1) $500 aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, (2) 175 New Company Common Shares, and (3) the additional consideration described in the immediately following paragraph in connection with the New Capital Offering; or

•                  if the Company Noteholder is not a Funding Company Noteholder, (1) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes and (2) 150 New Company Common Shares,

subject to the terms and conditions set forth in the Arrangement Agreement.

In connection with the Arrangement and as contemplated by the Plan of Arrangement, the Company will effect an offering of New Company Common Shares to Eligible Company Noteholders in the maximum amount of $50 million (and a minimum amount of $25 million). Each Eligible Company Noteholder will have the right to irrevocably elect to participate in the New Capital Offering by electing to invest (i) its maximum potential Participating Noteholder Commitment Amount calculated based on the assumption that the New Capital Offering Amount is equal to the Maximum New Capital Offering Amount, or (ii) in the event that the New Capital Offering Amount is determined to be less than the Maximum New Capital Offering Amount, its Participating Noteholder Commitment Amount calculated based on such lesser New Capital Offering Amount. Company Noteholders that are Funding Company Noteholders will receive 1,250 New Company Common Shares for every $1,000 of Funded Amount validly deposited by such Funding Company Noteholder (comprised of 568 New Company Common Shares delivered as consideration for their new equity contribution and 682 New Company Common Shares delivered as additional consideration for their Company Notes under the Arrangement). The Sponsors have agreed that, pursuant to the terms of the Plan of Arrangement, together they will backstop the New Capital Offering and, at Closing, will fund an amount equal to the (i) New Capital Offering Amount, less (ii) the aggregate Participating Noteholder Commitment Amounts validly deposited by the Participating Noteholders (other than the Sponsors) in accordance with the Plan of Arrangement. In consideration for the Sponsors’ funding commitment with respect to the backstop, New Mood will issue, following the Continuance and Domestication, to (i) the Apollo Sponsor, an aggregate of 7,284,441 New Company Common Shares and (ii) the GSO Sponsors, an aggregate of 5,215,559 New Company Common Shares.

Additionally, pursuant to the terms of the Arbiter Voting Support and Subscription Agreement, Arbiter agreed to reinvest all of its Share Cash-Out Consideration into the capital of New Mood and subscribe for 4,627,352 New Company Common Shares. In consideration for this agreement by Arbiter to fund a portion of the New Capital Offering Amount, New Mood will issue to Arbiter an additional 1,028,300 New Company Common Shares.

Further, the Company, in consultation with the Sponsors, will take all actions reasonably requested or required to effect the MMGSA Note Redemption, including the funding on the Effective Date of the amount of cash necessary for the Company to satisfy and discharge the MMGSA Note Indenture. As well, in connection with the Arrangement and in consultation with the Sponsors: (a) the Company proposes to continue the Company’s jurisdiction of incorporation from Canada under the CBCA to domesticate in the State of Delaware; and (b) the Company and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications with the Canadian securities regulatory authorities prior to the Effective Date as are reasonably necessary to permit the Company to cease to be a “reporting issuer” under applicable Canadian securities laws promptly following the completion of the Arrangement.

For further information in respect of New Mood following the completion of the Arrangement, see “Part I — The Arrangement — Continuance and Domestication” and “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement.”

Arrangement Steps

The Arrangement involves a number of steps, which will be deemed to occur sequentially commencing at the Effective Time without any further act or formality except as expressly provided in the Plan of Arrangement. If completed as contemplated, the Plan of Arrangement will effect a number of significant changes to the capital structure of the Company, as more particularly described below and elsewhere in this Circular.

The Plan of Arrangement is expected to substantially improve the capital structure of the Company by reducing the amount of outstanding net debt by approximately $161 million (plus accrued interest) on a consolidated basis and providing up to $50 million of additional liquidity through the New Capital Offering. With an improved capital structure, the Company will benefit from a reduction in its annual cash interest cost of approximately $16 million in the first year post-Closing. In connection with the Arrangement, the Company will also continue the Company’s jurisdiction of incorporation from Canada under the CBCA to domesticate in the State of Delaware, delist from the TSX and apply to cease to be a reporting issuer in Canada.

The Plan of Arrangement provides that:

•                  all unpaid interest accrued to the Effective Date on the Company Notes shall be paid by the Company;

•                  notwithstanding anything in the Company Stock Option Plan to the contrary, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested and exercisable, and such Company Option shall be deemed to be assigned and transferred by the holder thereof to the Company in exchange for a cash payment from the Company to such holder equal to the amount (if any) by which the Share Cash-Out Consideration exceeds the exercise price of such Company Option, in each case, less any amounts withheld in accordance with the Plan of Arrangement, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, no Person shall be obligated to pay the holder of such Company Option any amount in respect of the cancellation of such Company Option, and immediately thereafter the Company Stock Option Plan, all Company Options and any agreements related thereto shall be terminated and the Company shall have no liabilities or obligations with respect to any Company Option, the Company Stock Option Plan or any such agreement except as expressly set out in the Plan of Arrangement;

•                  notwithstanding anything in the Company DSU Plan to the contrary, each Company DSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assigned and transferred by the holder thereof to the Company in exchange for a cash payment from the Company to such holder equal to the U.S. Dollar Equivalent of the Share Cash-Out Consideration per Company Common Share less any amounts withheld in accordance with the Plan of Arrangement and each such Company DSU shall be immediately cancelled;

•                  each Company Common Share in respect of which Dissent Rights have been validly exercised and not withdrawn (each a “Dissenting Company Common Share”) shall be deemed to be transferred by the holder thereof to the Company for cancellation without any further act or formality in consideration for a debt claim against the Company for the amount determined in accordance with the Plan of Arrangement, and:

(a)                                 such holder shall cease to be the holder of the Company Common Share so transferred and to have any rights as holder of such Company Common Share other than the right to be paid by the Company the amount determined in accordance with the Plan of Arrangement; and

(b)                                 the name of each such holder shall be removed from the register of holders of Company Common Shares as it relates to the Company Common Share so transferred and cancelled;

•                  the articles of the Company shall be amended as follows:

(a)                                 to change the designation of the Company Common Shares from “Common Shares” to “Class A Shares” and to replace the rights, privileges and conditions attaching to such shares with the rights, privileges and conditions set out in Schedule I to the Plan of Arrangement; and

(b)                                 to add a class of shares designated as “common shares” (being the New Company Common Shares) and to authorize the Company to issue an unlimited number of such New Company Common Shares;

•                  (i) the Company Notes beneficially owned by Funding Company Noteholders shall be, and shall be deemed to be, exchanged for the Participating Company Note Consideration, and (ii) the Company Notes beneficially owned by all other Company Noteholders shall be, and shall be deemed to be, exchanged for the Non-Participating Company Note Consideration, in each case less any amounts withheld in accordance with the Plan of Arrangement, and:

(a)                                 each holder of such Company Notes shall cease to be the holder of such Company Notes and to have any rights as a holder of such Company Notes other than the right to the Participating Company Note Consideration or the Non-Participating Company Note Consideration, as applicable;

(b)                                 the name of each holder of such Company Notes shall be removed from the register of holders of Company Notes, and the name of each holder of such Company Notes (or its designee) shall be added to the register of holders of New Company Common Shares and of New Company Notes; and

(c)                                  the Company Notes shall be, and shall be deemed to be, cancelled;

•                  concurrently with the exchanges of the Company Notes described above, the Company Note Indenture shall be cancelled and all of the Entitlements and Obligations (each as defined in the Plan of Arrangement) of the Company Noteholders shall be irrevocably and finally settled, terminated, extinguished, cancelled and eliminated without the need of any further payment, action or otherwise and upon such cancellation, the Company Note Indenture shall be discharged and released;

•                  concurrently with the exchanges of the Company Notes described above, the Company shall become entitled to the Funded Amounts deposited with the Depositary pursuant to the Plan of Arrangement and shall issue to each Funding Company Noteholder, in addition to the Participating Company Note Consideration to which it is entitled to receive pursuant to the Plan of Arrangement, 568 New Company Common Shares per $1,000 of Funded Amount advanced by such Funding Company Noteholder in connection with the New Capital Offering;

•                  each Company Common Share other than a Dissenting Company Common Share shall be, and shall be deemed to be, acquired, redeemed and cancelled by the Company solely in exchange for a cash payment equal to the Share Cash-Out Consideration, and less any amounts withheld in accordance with the Plan of Arrangement, provided, that the Company shall not be required to pay the Share Cash- Out Consideration in cash in respect of, and to the extent of any Offsetting Amounts (as defined in the Plan of Arrangement) and such Offsetting Amounts shall be reduced on a dollar for dollar basis by the Share Cash-Out Consideration otherwise payable to the Subscribing Shareholder (as defined in the Plan of Arrangement), and:

(a)                                the holder of each Company Common Share acquired, redeemed and cancelled pursuant to the Plan of Arrangement shall cease to be the holder of the Company Common Share so transferred and to have any rights as holder of such Company Common Share other than the right to be paid by the Share Cash-Out Consideration (subject to reduction in respect of any Offsetting Amounts), as applicable, in accordance with the Plan of Arrangement; and

(b)                                the name of such holder shall be removed from the register of holders of Company Common Shares as it relates to the Company Common Share so acquired, redeemed and cancelled;

•                  the Company Warrants shall be terminated and cancelled for no consideration; and

•                  the Certificate of Domestication and the certificate of incorporation and the bylaws of New Mood will be filed in order to effect the Continuance and Domestication whereby the Company will be domesticated in the State of Delaware and will continue as a corporation under the DGCL under the same name and with the registered address of c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

The respective obligations of the Company and the Sponsors to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. Upon all of the conditions being satisfied or waived, the Company is required to file a copy of the Final Order and the Articles of Arrangement with the Director in order to give effect to the Arrangement.

For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, see the full text of the Plan of Arrangement which is attached as Schedule A to the Arrangement Agreement, a copy of which is attached as Appendix J to this Circular.

Financing of the Arrangement

Sources of Funds

The Company anticipates that the total funds needed to complete the Arrangement (including the funds to pay Company Shareholders the amounts due to them under the Arrangement Agreement), which is expected to be approximately $350 million, will be funded through a combination of the following:

•                  Debt financing in a principal amount of up to $300 million as well as a committed $15 million senior secured revolving first lien facility. The Company has obtained a commitment from HPS Investment Partners, LLC to provide the Debt Financing pursuant to the Debt Commitment Letter. See “Part I — The Arrangement — Financing of the Arrangement — Debt Financing.”

•                  Equity financing by: (a) the GSO Sponsors in an aggregate amount equal to the lesser of (i) $20.86 million or (ii) the GSO Backstop Amount and (b) the Apollo Sponsor in an aggregate amount equal to the lesser of (i) $29.14 million or (ii) the Apollo Backstop Amount. The Apollo Sponsor has received an equity commitment in respect of the Apollo Equity Financing from the Apollo Funds. See “Part I — The Arrangement — Financing of the Arrangement — Equity Financing.”

•                  The subscription by Arbiter for New Company Common Shares in accordance with the Arbiter Voting Support and Subscription Agreement for an aggregate purchase price of approximately $4 million, which amount is to be offset against the Share Cash-Out Consideration otherwise owed to Arbiter under the Arrangement.

•                  The Projected Cash-on Hand.

The consummation of the Arrangement is conditioned upon the Company’s receipt of the Debt Financing.

The following summary of the material terms of the financing does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. The terms of the New Credit Facility are subject to continuing negotiations between the Company and its prospective lenders and could change in the definitive documentation for the New Credit Facility.

Debt Financing

General

In connection with the Arrangement, the Company has obtained a commitment from HPS Investment Partners, LLC pursuant to the Debt Commitment Letter to provide DLLC2, upon the terms and subject to the conditions set forth in the Debt Commitment Letter, first lien senior secured financing of up to $315 million, consisting of:

•                  the New Term Loan Facility in an aggregate principal amount of up to $300 million with a maturity of five years; and

•                  the New Revolving Credit Facility in an aggregate principal amount of up to $15 million with a maturity of up to five years.

In addition, DLLC2 may request one or more incremental term loan facilities in an aggregate principal amount of up to $60 million so long as, after giving effect to the incurrence of any such incremental term loan facilities on a pro forma basis, the maximum leverage ratio, as defined under the credit agreement governing the New Credit Facility, would be no greater than a ratio to be agreed upon, subject to certain conditions and receipt of commitments by existing or additional lenders.

The obligation of HPS Investment Partners, LLC to provide the Debt Financing under the Debt Commitment Letter is subject to a number of conditions, including: (a) the execution and delivery of definitive documentation consistent with the terms of the Debt Commitment Letter; (b) the substantially simultaneous consummation of the Plan of Arrangement in accordance with the Arrangement Agreement (without giving effect to any material amendment, waiver, modification thereof or consent that is materially adverse to the interests of the lenders in their capacities as such unless it is approved by HPS Investment Partners, LLP); (c) the consummation of the equity financing, prior to, or substantially simultaneously with, the initial borrowing under the New Credit Facility; (d) since April 12, 2017, no Material Adverse Effect; (e) delivery of certain audited, unaudited and pro forma financial statements; (f) payment of all applicable fees and invoiced expenses; (g) the Credit Facility Refinancing and the MMGSA Note Redemption; (h) the receipt of documentation and other information about the borrower required under applicable “know your customer” and anti-money laundering rules and regulations (including, without limitation the PATRIOT Act); (i) the taking of certain actions necessary to establish and perfect a first priority security interest in specified items of collateral securing the New Credit Facility; (j) the accuracy in all material respects of specified representations and warranties in the loan documents under which the Debt Financing will be provided and of certain representations and warranties in the Arrangement Agreement; (k) evidence that the Company (i) has taken such actions and filed such applications to cause the Company to be delisted from the TSX promptly following the completion of the Arrangement and (ii) has filed the Articles of Arrangement with the Director and filed the Domestication Documentation (as defined in the Plan of Arrangement) substantially concurrently with the initial borrowing under the New Credit Facility; (l) issuance of the Series A Warrants of New Mood to HPS Investment Partners, LLC; (m) the full force and effect of the Final Order and the U.S. Recognition Order (if applicable); (n) the absence of any insolvency proceedings; (o) the receipt of reasonably satisfactory evidence that the contribution by the Company of its assets to DLLC2 shall be made substantially concurrently with the effectiveness of the Continuance and Domestication on the Effective Date; and (p) delivery of certain customary closing documents.

All borrowings under the New Revolving Credit Facility following the Effective Date will be subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties in all material respects.

The obligation of HPS Investment Partners, LLC to provide the Debt Financing under the Debt Commitment Letter will terminate at the earlier of: (a) 11:59 p.m., New York City time, on October 12, 2017; (b) the closing of the New Credit Facility, after the initial funding of the New Credit Facility; (c) the consummation of the transactions contemplated by the Arrangement Agreement or the Credit Facility Refinancing without the use of the Debt Financing; and (d) the valid termination of the Arrangement Agreement prior to the consummation of the Arrangement.

The Sponsors are required under the Arrangement Agreement to use their reasonable best efforts to cause to be taken all actions and cause to be done all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, the

Sponsors are required under the Arrangement Agreement to use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources in an amount that when added to the available portion of the Debt Financing, the equity financing and the Projected Cash-On Hand is sufficient to (i) consummate the Credit Facility Refinancing and the MMGSA Note Redemption and repay, prepay, redeem or discharge the principal of and interest on, and all other indebtedness outstanding pursuant to, the Credit Agreement and the MMGSA Notes, (ii) pay the aggregate amount of the Share Cash-Out Consideration under the Plan of Arrangement and (iii) pay all fees and expenses required to paid at the Closing by the Company or the Sponsors in connection with the Debt Financing and on terms and conditions that are not less favorable to the Company than the terms in the Debt Commitment Letter. In no event will reasonable best efforts of the Sponsors be deemed or construed to require the Sponsors to pay or incur any fees in excess of that contemplated by the Debt Commitment Letter. As of the last practicable date before the printing of this Circular, the Debt Commitment Letter remains in effect, and the Sponsors have not notified the Company of any plans to utilize financing in lieu of the financing described above. Except as described in this Circular, there is no plan or arrangement regarding the refinancing or repayment of the Debt Financing. The documentation governing the Debt Financing contemplated by the Debt Commitment Letter has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Circular.

HPS Investment Partners, LLC may invite other banks, financial institutions and institutional lenders to participate in the Debt Financing contemplated by the Debt Commitment Letter and to undertake a portion of the commitments to provide the Debt Financing.

Proceeds of the term loans drawn on the Effective Date, together with cash on hand of the Company and its Subsidiaries, will be used to (i) fund the Credit Facility Refinancing, (ii) fund the MMGSA Note Redemption and (iii) pay costs and expenses in connection with the Arrangement. Proceeds of the revolving loans drawn after the Effective Date will be used for general corporate purposes.

Interest Rates and Fees

Borrowings under the New Credit Facility will bear interest at a rate equal to the greater of (a) three-month LIBOR or (b) 1.00%, in each case plus an applicable margin of 7.25% per annum.

In addition to paying interest on the outstanding principal under the New Credit Facility, DLLC2 will be required to pay customary agency fees at an agreed upon annual amount and may be required to pay a commitment fee to the lenders under the New Revolving Credit Facility in respect of the unutilized commitments thereunder.

Amortization and Prepayments

The New Credit Facility will require scheduled quarterly amortization payments on the New Term Loan Facility in an annual amount equal to 3.00% of the original principal amount of the New Term Loan Facility, with the balance to be paid at maturity.

In addition, the New Credit Facility will require DLLC2 to prepay outstanding borrowings under the New Term Loan Facility, subject to certain exceptions, with:

•                  85% (which percentage will be reduced to 50% and 25% if the maximum leverage ratio is less than or equal to ratios to be agreed) of annual excess cash flow, as defined under the credit agreement governing the New Credit Facility;

•                  100% of the net insurance proceeds or other awards payable in connection with the loss, destruction or condemnation of any assets, subject to certain exceptions and reinvestment rights;

•                  100% of the net proceeds of extraordinary receipts, subject to certain exceptions;

•                  100% of the net after-tax proceeds of any sales or other dispositions of assets, in each case subject to exceptions and reinvestment rights; and

•                  100% of the net cash proceeds of any issuance of debt, other than proceeds from debt permitted under the credit agreement governing the New Credit Facility.

Any repayment of outstanding loans under the New Term Loan Facility for any reason prior to the maturity date thereof, except as described in the last sentence of this paragraph, shall be accompanied by payment of the following premium: (a) on or prior to the twelve month anniversary of the Effective Date, 3.00% of the principal amount of loans being repaid plus a customary “make-whole” amount; (b) from the twelve month anniversary of the Effective Date through the twenty-four month anniversary of the Effective Date, 3.00% of the principal amount of loans being repaid; (c) from the twenty-four month anniversary of the Effective Date to thirty-six month anniversary of the Effective Date, 1.00% of the loans being repaid; or (d) from and after the thirty-six month anniversary of the Effective Date, 0.00%. Notwithstanding the foregoing, no premium shall be required to accompany any scheduled amortization payment or any mandatory prepayment of excess cash flow or extraordinary receipts.

Collateral and Guarantors

All obligations under the New Credit Facility will be guaranteed by DLLC1, as the direct parent of DLLC2, and its existing and future direct and indirect domestic Subsidiaries, subject to certain exceptions. The obligations will be secured by a pledge of all capital stock of DLLC2 directly held by DLLC1 and substantially all assets of DLLC1, DLLC2 and the Subsidiary guarantors, including capital stock of the Subsidiary guarantors and 65% of the capital stock of the first-tier foreign Subsidiaries, in each case subject to exceptions. Such security interests will consist of a first-priority lien with respect to the collateral securing the New Credit Facility and will be secured on a senior basis to the Notes.

Restrictive Covenants and Other Matters

The New Credit Facility will require that DLLC2 comply on a quarterly basis with a maximum net first lien senior secured leverage ratio to be agreed. The New Credit Facility will also require that DLLC2 comply with a minimum fixed charge coverage ratio to be agreed.

The New Credit Facility will contain certain customary affirmative covenants. The negative covenants in the New Credit Facility will include, among other things, limitations (none of which are absolute) on our ability to:

•                  incur additional debt;

•                  create liens on certain assets;

•                  make certain loans or investments (including acquisitions);

•                  pay dividends or make distributions in respect of our capital stock or make other restricted payments;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  sell assets;

•                  enter into certain transactions with our affiliates;

•                  enter into sale-leaseback transactions;

•                  change our lines of business;

•                  restrict dividends from our subsidiaries;

•                  change our line of fiscal year;

•                  modify the terms of certain debt or organizational documents; and

•                  pay cash interest on the Notes following an event of default under the New Credit Facility.

The New Credit Facility will contain certain customary events of default, including relating to a change of control. If an event of default occurs, the lenders under the New Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the New Credit Facility and all actions permitted to be taken by a secured creditor in respect of the collateral securing the New Credit Facility.

Equity Financing

Apollo Sponsor has received the Apollo Equity Commitment Letter pursuant to which the Apollo Funds have committed, on a several but not joint basis, subject to the conditions of the Apollo Equity Commitment Letter, to provide equity financing in an aggregate amount equal to the lesser of (a) $29.14 million and (b) the Apollo Backstop Amount (the “Apollo Equity Financing”).

Apollo Equity Commitment Letter

The Apollo Equity Commitment Letter and the obligations of the Apollo Sponsor to fund all or any portion of the Apollo Equity Financing will automatically terminate and cease to be of any further force or effect without the need for any further action by any person (at which time the obligations of the underlying investors under the Apollo Equity Commitment Letter shall be immediately discharged) upon the earliest of: (a) the termination of the Arrangement Agreement in accordance with its terms; (b) the amendment, restatement, supplement or other modification to the Arrangement Agreement or Plan of Arrangement without the prior written consent of the Apollo Sponsor; (c) the consummation of the Closing; (d) the payment by the Apollo Funds of their guaranteed obligation pursuant to the Apollo Guarantee; and (e) the assertion, directly or indirectly, by the Company or any of its affiliates, or any of its or their respective representatives, or any other Person, directly or indirectly, claiming by, through, or for the benefit of any of the foregoing of any claim (whether at law or equity or in tort, contract or otherwise) against any of the Apollo Funds or any of their former, current or future direct or indirect equity holder, controlling person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, member, agent, affiliate, assignee, financing source or representative of any of the foregoing or any of their respective successors or assigns (each, a “Related Party”) or any Related Party of a Related Party in connection with the Apollo Equity Commitment Letter, the Arrangement Agreement, the Debt Commitment Letter, the Apollo Guarantee, any other Definitive Document or any other document or instrument delivered in connection therewith or any of the transactions contemplated thereby (including the termination or abandonment thereof) or otherwise (including in respect of any oral representations made or alleged to be made in connection therewith). Immediately upon termination of the Apollo Equity Commitment Letter and without the need for any further action by any person, no Apollo Fund or any Related Party of an Apollo Fund, or any Related Party of a Related Party shall have any further obligation or liability under the Apollo Equity Commitment Letter.

The Company is an express third-party beneficiary of the Apollo Equity Commitment Letter for the purpose of causing the Apollo Equity Financing to be funded, but solely to the extent that the Company has been awarded, in accordance with the terms and conditions of the Arrangement Agreement, specific performance to require the Apollo Sponsor to cause the Apollo Equity Financing under the Apollo Equity Commitment Letter to be funded. The Company may not enforce the Apollo Sponsor’s obligation to cause the Apollo Equity Financing to be funded or to complete the Arrangement if the Debt Financing has not been funded in full.

Apollo Guarantee

The Apollo Sponsor was formed for the sole purpose of the Arrangement and has no significant assets (other than its rights under the Arrangement Agreement). Accordingly, concurrently with the execution of the Arrangement Agreement, and as a condition and inducement to the Company’s willingness to enter into the Arrangement Agreement, the Apollo Funds delivered to the Company a limited guarantee, dated as of April 12, 2017, pursuant to which, and subject to the terms and conditions contained therein, the Apollo Funds are guaranteeing certain obligations of the Apollo Sponsor in connection with the Arrangement Agreement.

Effect of the Arrangement

Share Capital of the Company and New Mood

As at the date of this Circular, there are 183,694,082 Company Common Shares outstanding on a non- diluted basis. Following the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement, there will be no Company Common Shares outstanding and the number of New Company Common Shares outstanding will vary based on the New Capital Offering Amount (which will range from $25 million to $50 million) and the level of participation in the New Capital Offering by Non-Sponsor Company Noteholders. Assuming a New Capital Offering Amount of $25 million, there will be approximately 107,848,927 New Company Common Shares issued and outstanding (assuming 0% participation of the Non-Sponsor Company Noteholders in the New Capital Offering) and assuming a New Capital Offering Amount of $50 million, there will be approximately 141,905,652 New Company Common Shares (assuming the participation of 100% of the Non- Sponsor Company Noteholders in the New Capital Offering) issued and outstanding, in each case following the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement.

The holders of New Company Common Shares following the completion of the Arrangement are expected to consist of: (a) the Apollo Sponsor; (b) the GSO Sponsors; (c) the Non-Sponsor Company Noteholders; and (d) Arbiter. Further details regarding participation by Company Noteholders in the New Capital Offering are set out below.

Assuming a New Capital Offering Amount of $25 million and the participation of 0%, 25%, 50%, 75% and 100% of the Non-Sponsor Company Noteholders, the shareholdings of New Mood immediately following the Arrangement and the transactions contemplated by the Arrangement Agreement are expected to be as follows:

Participation
	0%	25%	50%	75%	100%
Funding Noteholders (other than the Apollo Sponsor and the GSO Sponsors)	Nil.	8,211,646 (7.56)%	15,792,946 (14.46)%	22,908,767 (20.83)%	29,671,093 (26.81)%
Non-Funding Noteholders	16,840,350 (15.61)%	12,630,263 (11.64)%	8,420,175 (7.71)%	4,210,088 (3.83)%	Nil.
Apollo Sponsor(1)	49,739,869 (46.12)%	47,816,848 (44.05)%	46,261,165 (42.34)%	44,976,742 (40.91)%	43,898,320 (39.67)%
GSO Sponsors(1)	35,613,056 (33.02)%	34,236,199 (31.54)%	33,122,352 (30.32)%	32,202,722 (29.29)%	31,430,587 (28.40)%
Arbiter(2)	5,655,652 (5.24)%	5,655,652 (5.21)%	5,655,652 (5.18)%	5,655,652 (5.14)%	5,655,652 (5.11)%
TOTAL:	107,848,927 (100.00)%	108,550,608 (100.00)%	109,252,290 (100.00)%	109,953,971 (100.00)%	110,655,652 (100.00)%

Notes:

(1)                                 Including New Company Common Shares issued pursuant to the Put Option Payment.

(2)                                 Including New Company Common Shares issued in consideration for the agreement by Arbiter in the Arbiter Voting Support and Subscription Agreement to fund a portion of the New Capital Offering Amount.

Assuming a New Capital Offering Amount of $50 million and the participation of 0%, 50%, 75% and 100% of the Non-Sponsor Company Noteholders, the shareholdings of New Mood immediately following the Arrangement and the transactions contemplated by the Arrangement Agreement are expected to be as follows:

Participation
	0%	25%	50%	75%	100%
Funding Noteholders (other than the Apollo Sponsor and the GSO Sponsors)	Nil.	11,511,523 (8.23)%	21,762,354 (15.49)%	31,082,228 (22.01)%	39,695,111 (27.97)%
Non-Funding Noteholders	16,840,350 (12.11)%	12,630,263 (9.03)%	8,420,175 (5.99)%	4,210,088 (2.98)%	Nil.
Apollo Sponsor(1)	67,950,972 (48.85)%	64,104,931 (45.85)%	60,993,564 (43.41)%	58,424,717 (41.38)%	56,267,873 (39.65)%
GSO Sponsors(1)	48,651,953 (34.98)%	45,898,240 (32.83)%	43,670,545 (31.08)%	41,831,286 (29.62)%	40,287,016 (28.39)%
Arbiter(2)	5,655,652 (4.07)%	5,655,652 (4.05)%	5,655,652 (4.03)%	5,655,652 (4.01)%	5,655,652 (3.99)%
TOTAL:	139,098,927 (100.00)%	139,800,608 (100.00)%	140,502,290 (100.00)%	141,203,971 (100.00)%	141,905,652 (100.00)%

Notes:

(1)                                 Including New Company Common Shares issued pursuant to the Put Option Payment.

(2)                                 Including New Company Common Shares issued in consideration for the agreement by Arbiter in the Arbiter Voting Support and Subscription Agreement to fund a portion of the New Capital Offering Amount.

Participation in the New Capital Offering by Eligible Non-Sponsor Noteholders

Each Eligible Company Noteholder shall have the right, but not the obligation, to exercise its Subscription Option in full (and not in part) by irrevocably agreeing pursuant to the Subscription Option Exercise Form to invest its Participating Noteholder Commitment Amount as part of the New Capital Offering. Exercise of the Subscription Option and participation in the New Capital Offering shall be subject to, among other things, the terms of the Plan of Arrangement, the Interim Order and the Subscription Option Exercise Form, and shall be conditioned upon the implementation of the Plan of Arrangement and effective on the Effective Date.

In order to exercise its Subscription Option, an Eligible Company Noteholder must return, or cause to be returned, the properly completed and duly executed Subscription Option Exercise Form in accordance with the terms thereof such that it is received by the Company (through the Depositary specified in the Subscription Option Exercise Form) prior to the Participation Deadline. The Company has the right, with the consent of the Sponsors, to accept a Subscription Option Exercise Form submitted after the Participation Deadline and otherwise waive any deficiencies with respect to any Subscription Option Exercise Form submitted.

The Company shall, by no later than 11:00 a.m. (Toronto time) on the seventh Business Day prior to the expected Effective Date inform each of the Participating Noteholders (other than the Sponsors) in writing (which may include by e-mail) of: (a) the expected Effective Date, (b) the New Capital Offering Amount, and (c) the Participating Noteholder Commitment Amount required to be deposited with the Depositary in escrow by such Participating Noteholder in order to participate in the New Capital Offering and the manner in which such deposit must be completed.

Each Participating Noteholder (other than the Sponsors) must deposit its Participating Noteholder Commitment Amount with the Depositary in escrow such that it is received by the Depositary by no later than 11:00 a.m. (Toronto time) on the Participating Noteholder Funding Deadline. The Company shall announce by way of a publicly disseminated news release the Participating Noteholder Funding Deadline on or before the fifth Business Day prior to such date.

Any Participating Noteholder (other than the Sponsors) that does not deposit its Participating Noteholder Commitment Amount with the Depositary in escrow such that it is received by the Depositary by the Participating Noteholder Funding Deadline shall be automatically deemed to no longer be a Participating Noteholder and will be deemed to be, after the expiration of the Participating Noteholder Funding Deadline, a Non-Participating Noteholder for all purposes of the Arrangement.

New Company Common Shares offered and sold in the New Capital Offering will be delivered in book- entry form and credited to Participating Noteholders on the registry of the Company’s transfer agent, Computershare Investor Services Inc. (or its affiliate), and initially will bear a restrictive legend.

The participation and settlement procedures for the other Company Securityholder transactions contemplated by the Arrangement are separate and distinct from the foregoing procedures related to the New Capital Offering. For more information regarding the participation and settlement procedures for the other Company Securityholder transactions contemplated by the Arrangement and the other transactions contemplated by the Arrangement Agreement, please refer to “Deposit, Payment and Issuance Procedures Pursuant to the Arrangement.”

Participation in the New Capital Offering by the Apollo Sponsor and the GSO Sponsors

In accordance with the terms of the Arrangement Agreement, the GSO Sponsors will deposit an aggregate amount equal to the lesser of (i) $20.86 million or (ii) the GSO Backstop Amount and (b) the Apollo Sponsor will deposit an aggregate amount equal to the lesser of (i) $29.14 million or (ii) the Apollo Backstop Amount, as applicable, with the Depositary on the Effective Date.

New Company Notes and Substituted New Company Notes

The following summary of the New Company Notes and Substituted New Company Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. The terms of the New Company Notes Indenture, Substituted New Company Notes Indenture, New Company Notes Collateral Agreement, Substituted New Company Notes Collateral Agreement, New Company Notes First Lien/Second Lien Intercreditor Agreement and Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement are subject to continuing negotiations between the Company and its prospective lenders and could change in the definitive documentation.

General

The Arrangement will result in the issuance of $175 million aggregate principal amount of New Company Notes to Company Noteholders on the basis of $500 aggregate principal amount of New Company Notes per $1,000 aggregate principal amount of Company Notes held (with the remaining $500 aggregate principal amount of Company Notes exchanged for New Company Common Shares in the manner described in “— Details of the Arrangement — General”). The New Company Notes will be governed by the terms of the New Company Notes Indenture and may be redeemed at par in cash or, at the option of the Company, by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, being second lien notes (having substantially the same terms as the New Company Notes except as set forth in this Circular) to be co-issued by DLLC2 and SubCo in connection with the acquisition by DLLC2, a wholly-owned Subsidiary of the Company, of all or substantially all of the assets of the Company. The Substituted New Company Notes will be governed by the terms of the Substituted New Company Notes Indenture.

It is expected that the New Company Notes will be redeemed by a corresponding aggregate principal amount of Substituted New Company Notes immediately following the Domestication.

The following is a summary of certain of the terms of the New Company Notes, the Substituted New Company Notes, the New Company Notes Indenture and the Substituted New Company Notes Indenture.This summary does not purport to be complete. For further details on the New Company Notes and the Substituted New Company Notes, see the New Company Notes Indenture, the form of which is attached as Appendix L to this Circular, and the Substituted New Company Notes Indenture, the form of which is attached as Appendix M to this Circular.

Notes:	New Company Notes	Substituted New Company Notes

Issuer:	Mood Media Corporation	DLLC2

Principal Amount:	$175,000,000	$175,000,000

Coupon:

The New Company Notes will bear interest at a rate per annum equal to Adjusted LIBOR (as defined below) plus 14% and shall be payable semi-annually in arrears (the “Coupon”); provided that 8% per annum of the Coupon shall not be cash-pay and shall accrue and be payable-in-kind; provided, further, that after the occurrence and during the continuance of an event of default under the New Credit Facility, no cash-pay interest will be payable.

Same as the New Company Notes

“Adjusted LIBOR” means the higher of (a) the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for the applicable interest period appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters screen) or other applicable page or screen for loans denominated in United States dollars; provided that if Adjusted LIBOR shall be less than zero pursuant to this clause (a), such rate shall be deemed zero and (b) 1.00% per annum.

Maturity:	Seven years after the Effective Date.	Same as the New Company Notes
Ranking:

The New Company Notes will constitute senior subordinated second-priority secured indebtedness of the Company and will rank pari passu in right of payment with all other senior subordinated obligations of the Company.

The Substituted New Company Notes will constitute senior subordinated second-priority secured indebtedness of DLLC2 and will rank pari passu in right of payment with all obligations under the New Credit Facility and all other senior subordinated obligations of DLLC2.

Guarantees:

Each existing and subsequently acquired or organized wholly-owned U.S. subsidiary of the Company that is either an obligor under or a guarantor of the New Credit Facility (the “New Company Notes Guarantors”) will guarantee (the “New Company Notes Guarantees”) the New Company Notes on a senior subordinated second-priority basis.

Each existing and subsequently acquired or organized wholly-owned U.S. subsidiary of DLLC2 that is a guarantor of the New Credit Facility (the “Substituted New Company Notes Guarantors”) will guarantee (the “Substituted New Company Notes Guarantees”) the Substituted New Company Notes on a senior subordinated second-priority basis. The Substituted New Company Notes Guarantees will rank pari passu in right of payment with

Notes:	New Company Notes	Substituted New Company Notes
the corresponding guarantees of the New Credit Facility and will be automatically released upon the release thereof.

Security:	The New Company Notes will be secured by a second-priority security interest in the collateral of the Company and the New Company Notes Guarantors securing the New Credit Facility.	The Substituted New Company Notes will be secured by a second-priority security interest in the collateral of DLLC2 and the Substituted New Company Notes Guarantors securing the New Credit Facility.

Offer to Repurchase from Asset Sales:

To the extent net cash proceeds are available from any non-ordinary course asset sales or dispositions by the Company or any New Company Notes Guarantor after any repayments required by the New Credit Facility, the Company shall use the net proceeds to repay senior or pari passu indebtedness, or reinvest such net cash proceeds within 360 days. Any net cash proceeds not so applied shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds an amount to be agreed, the Company will be required to make an offer to repurchase the New Company Notes with the Excess Proceeds at a price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

To the extent net cash proceeds are available from any non-ordinary course asset sales or dispositions by DLLC2 or any Substituted New Company Notes Guarantor after any repayments required by the New Credit Facility, DLLC2 shall use the net proceeds to repay senior or pari passu indebtedness, or reinvest such net cash proceeds within 360 days. Any net cash proceeds not so applied shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds an amount to be agreed, DLLC2 will be required to make an offer to repurchase the Substituted New Company Notes with the Excess Proceeds at a price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

Offer to Repurchase Upon a Change of Control:

The Company will be required to make an offer to repurchase the New Company Notes following the occurrence of a Change of Control (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) at a price in cash equal to 101% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

DLLC2 will be required to make an offer to repurchase the Substituted New Company Notes following the occurrence of a Change of Control (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) at a price in cash equal to 101% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase, if any.

Optional Redemption:

The Company may redeem the New Company Notes at its option, in whole but not in part, in cash at a redemption price equal to 100% of the principal amount of the New Company Notes or, at the option of the Company, on a par for par basis with the Substituted New Company Notes.

Prior to the expiration of the Non-Call Period (as defined below) with respect to any Substituted New Company Notes, DLLC2 may redeem such Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Effective Date plus 50 basis points.

Notes:	New Company Notes	Substituted New Company Notes

Prior to the expiration of the Non-Call Period, DLLC2 may redeem up to 40% of such Substituted New Company Notes with proceeds from an equity offering at a price equal to par plus the coupon on such Substituted New Company Notes.

“Non-Call Period” shall mean, with respect to any Substituted New Company Notes, the period from the issuance of such Substituted New Company Notes to, but excluding, the date that is one year after the Effective Date.

After the end of the Non-Call Period applicable to any Substituted New Company Notes, DLLC2 may redeem the Substituted New Company Notes at its option, in whole or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date:

• After the first anniversary of the Non-Call Period: 102%

• After the second anniversary of the Non-Call Period: 101%

• After the third anniversary of the Non-Call Period: 100%

Mandatory Redemption:

On the last day of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the New Company Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Company shall make a mandatory prepayment of principal or interest (any such prepayment, a “Special Mandatory Redemption”) on each of the New Company Notes, without premium or penalty, in an amount necessary to ensure that the New Company Notes will not be treated as “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the New Company Notes prior to each Special

Same as the New Company Notes.

Notes:	New Company Notes	Substituted New Company Notes

Mandatory Redemption Date pursuant to any other provisions of the applicable definitive documentation, including the New Company Notes Indenture shall alter the Company’s obligation to make the Special Mandatory Redemption with respect to any New Company Notes that remain outstanding on each Special Mandatory Redemption Date.

Covenants:

The applicable definitive documentation, including the New Company Notes Indenture, will contain affirmative and negative covenants with respect to the Company and its restricted subsidiaries as are usual and customary for high yield debt securities of this type, with usual and customary carve-outs, exceptions and baskets and others contemplated below; provided that in no event shall such covenants be more restrictive than the corresponding covenants in the documentation governing the New Credit Facility. For the avoidance of doubt, there shall be no financial maintenance covenants.

The applicable definitive documentation, including the Substituted New Company Notes Indenture, will contain affirmative and negative covenants with respect to DLLC2 and its restricted subsidiaries as are usual and customary for high yield debt securities of this type, with usual and customary carve-outs, exceptions and baskets and others contemplated below; provided that in no event shall such covenants be more restrictive than the corresponding covenants in the documentation governing the New Credit Facility. For the avoidance of doubt, there shall be no financial maintenance covenants.

	1. The provisions limiting indebtedness shall:	1. The provisions limiting indebtedness shall:

•                  permit the incurrence of indebtedness by the Company and its restricted subsidiaries if the ratio of EBITDA (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) to total interest expense on a Pro Forma Basis (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) is not less than 2.00 to 1.00 on the date of incurrence;

•                  permit the incurrence of indebtedness by DLLC2 and its restricted subsidiaries if the ratio of EBITDA (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) to total interest expense on a Pro Forma Basis (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) is not less than 2.00 to 1.00 on the date of incurrence;

•                  provide for the incurrence of indebtedness pursuant to baskets, which shall include a general indebtedness basket of at least the greater of $50 million and the Corresponding Multiple of LTM EBITDA (as

•                  provide for the incurrence of indebtedness pursuant to baskets, which shall include a general indebtedness basket of at least the greater of $50 million and the Corresponding Multiple of LTM EBITDA (as

Notes:	New Company Notes	Substituted New Company Notes

	defined below); and	defined below); and

•                  provide that the amount of indebtedness incurred under the “bank basket” will not exceed an amount equal to the sum of (i) $415 million plus (ii) such additional amount of indebtedness that may be incurred that would not cause the Net First Lien Leverage Ratio (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) on a Pro Forma Basis to exceed 4.60 to 1.00 on the date of incurrence.

•                  provide that the amount of indebtedness incurred under the “bank basket” will not exceed an amount equal to the sum of (i) $415 million plus (ii) such additional amount of indebtedness that may be incurred that would not cause the Net First Lien Leverage Ratio (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) on a Pro Forma Basis to exceed 4.60 to 1.00 on the date of incurrence.

2. The provisions limiting liens shall provide for customary permitted liens and include (i) a general permitted liens basket of the greater of $50 million and the Corresponding Multiple of LTM EBITDA; (ii) the ability to incur liens on indebtedness to the extent that the Net Secured Leverage Ratio (to be defined in the applicable definitive documentation, including the New Company Notes Indenture) on a Pro Forma Basis is not greater than 6.30 to 1.00 and (iii) the ability to incur liens on assets of non- New Company Notes Guarantor subsidiaries so long as such liens secure obligations of non- New Company Notes Guarantor subsidiaries that are otherwise permitted.

2. The provisions limiting liens shall provide for customary permitted liens and include (i) a general permitted liens basket of the greater of $50 million and the Corresponding Multiple of LTM EBITDA; (ii) the ability to incur liens on indebtedness to the extent that the Net Secured Leverage Ratio (to be defined in the applicable definitive documentation, including the Substituted New Company Notes Indenture) on a Pro Forma Basis is not greater than 6.30 to 1.00 and (iii) the ability to incur liens on assets of non- Substituted New Company Notes Guarantor subsidiaries so long as such liens secure obligations of non- Substituted New Company Notes Guarantor subsidiaries that are otherwise permitted.

3. The provisions limiting restricted payments shall provide (i) that the restricted payment “builder” will be based on 50% of consolidated net income (with a $35 million starter basket) and (ii) for the making of other restricted payments and restricted investments, which shall include a general restricted payment basket of the greater of $65 million and the Corresponding Multiple of LTM EBITDA.

3. The provisions limiting restricted payments shall provide (i) that the restricted payment “builder” will be based on 50% of consolidated net income (with a $35 million starter basket) and (ii) for the making of other restricted payments and restricted investments, which shall include a general restricted payment basket of the greater of $65 million and the Corresponding Multiple of LTM EBITDA.

	“Corresponding Multiple of LTM EBITDA” means, with respect to any dollar basket, the amount of such dollar	“Corresponding Multiple of LTM EBITDA” means, with respect to any dollar basket, the amount of such dollar

Notes:	New Company Notes	Substituted New Company Notes

basket divided by the EBITDA on a Pro Forma Basis of the Company and its restricted subsidiaries for the most recently available four fiscal quarter period as of the issue date, after giving effect to the transactions contemplated by the Arrangement Agreement, expressed as a multiple.

basket divided by the EBITDA on a Pro Forma Basis of DLLC2 and its restricted subsidiaries for the most recently available four fiscal quarter period as of the issue date, after giving effect to the transactions contemplated by the Arrangement Agreement, expressed as a multiple.

Registration Rights:	None.	None.

Ranking

The Notes and related Subsidiary guarantees will be secured by junior-priority security interests in the collateral that secures the Issuer’s obligations under the Applicable First Priority Agreement. The Notes will be the Issuer’s senior secured obligations and will rank senior in right of payment to all of the Issuer’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Notes, be subordinated in right of payment pursuant to the First Lien/Second Lien Intercreditor Agreement to the obligations under the Applicable First Priority Agreement, be effectively senior to all of the Issuer’s existing and future unsecured indebtedness, be effectively subordinated to all of the Issuer’s existing and future secured debt that is secured on a senior-priority basis (including obligations under the Applicable First Priority Agreement) and be structurally subordinated to all obligations of each of the Issuer’s Subsidiaries that is not a guarantor of the Notes.

For further details on the collateral arrangements for the New Company Notes and the Substituted New Company Notes, see the New Company Notes Collateral Agreement, the form of which is attached as Appendix P to this Circular, the Substituted New Company Notes Collateral Agreement, the form of which is attached as Appendix Q to this Circular, the New Company Notes First Lien/Second Lien Intercreditor Agreement, the form of which is attached as Appendix N to this Circular, and the Substituted New Company Notes First Lien/Second Lien Intercreditor Agreement, the form of which is attached as Appendix O to this Circular.

Company Options and Company DSUs

Pursuant to the terms of the Arrangement Agreement: (a) all Company Options outstanding immediately prior to the Effective Time, whether vested or unvested, will, notwithstanding the terms of such Company Options or the Company Stock Option Plan, be assigned and transferred by the holder thereof to the Company at the time stipulated therefor in the Plan of Arrangement, in exchange for a cash payment by the Company to each holder of a Company Option, in respect of each Company Option held by such holder, of the amount, if any, equal to the Share Cash-Out Consideration less the applicable exercise price and net of all Taxes required to be withheld in respect of such Company Options, to be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) through the Company’s or its successor’s payroll system or payroll provider; and (b) all Company DSUs that are outstanding immediately prior to the Effective Time, whether vested or unvested, will, notwithstanding the terms of such Company DSUs or the Company DSU Plan, be assigned and transferred by the holder thereof to the Company at the time stipulated therefor in the Plan of Arrangement, in exchange for a cash payment by the Company to each holder of Company DSUs, in respect of each Company DSU held by such holder, of an amount equal to the U.S. Dollar Equivalent of the Share Cash-Out Consideration per Company Common Share, net of all Taxes required to be withheld in respect of such Company DSU, to be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) through the Company’s or its successor’s payroll system or payroll provider. For greater certainty, all Company Options that are “out-of-the money” will be canceled by the Company for no consideration.

Credit Facility Refinancing

In connection with the Arrangement, the Company has obtained a commitment from HPS Investment Partners, LLC, pursuant to the Debt Commitment Letter to provide the New Credit Facility in order to: (a) fund the Credit Facility Refinancing; (b) fund the MMGSA Note Redemption; and (c) pay costs and expenses in connection with the Arrangement. In consideration for providing the New Credit Facility, New Mood will also issue Series A Warrants of New Mood to HPS Investment Partners, LLC or one or more of its affiliates entitling the holders thereof to receive, upon exercise of such Series A Warrants, an aggregate of 2% of the total outstanding New Company Common Shares, calculated as of the Effective Date. The exercise price of the Series A Warrants will be fixed on the Effective Date and such Series A Warrants will expire on the fifth anniversary of the Effective Date.

See “Part I — The Arrangement — Financing of the Arrangement — Debt Financing.”

MMGSA Note Redemption

In connection with the Arrangement, the Company, in consultation with the Sponsors, will take all actions reasonably requested or required to effect the MMGSA Note Redemption, including the funding on the Effective Date of the amount of cash necessary for the Company to satisfy and discharge the MMGSA Note Indenture. Pursuant to the terms of the MMGSA Note Indenture, the Company may redeem all or a part of the MMGSA Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption price of 106% of the principal amount of the MMGSA Notes, plus accrued and unpaid interest, if any, on MMGSA Notes redeemed on or after August 6, 2017, but prior to August 6, 2018.

The Company expects to deliver a conditional notice of full redemption to holders of the MMGSA Notes concurrently with the closing of the Arrangement, which notice is expected to provide a redemption date of August 6, 2017, and a redemption price of 106% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. The Company expects to satisfy and discharge the MMGSA Note Indenture with respect to all outstanding MMGSA Notes on the Effective Date in connection with the closing of the Arrangement.

Continuance and Domestication, Delisting from TSX and Ceasing to be a Reporting Issuer

In connection with the Arrangement, the Board has determined that it is in the best interests of the Company to: (a) continue the Company out of the laws of Canada pursuant to Section 188 of the CBCA; (b) domesticate the Company under the laws of the State of Delaware pursuant to Section 388 of the DGCL; and (c) approve a new certificate of incorporation and bylaws to be effective as of the effective time of the Domestication. The Domestication will become effective upon the effectiveness of the filing of the certificate of corporate domestication and the certificate of incorporation, as filed with the office of the Secretary of State of the State of Delaware. Thereafter, the CBCA will no longer apply to the Company, and the Company will be subject to the DGCL and certificate of incorporation filed in Delaware, and for the purposes of the DGCL, the Company will be deemed to have commenced on June 17, 2008, the date of its original continuance under the CBCA.

Pursuant to the terms of the Arrangement Agreement, the Company and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications with the Canadian securities regulatory authorities prior to the Effective Date as are reasonably necessary to cause the Company to cease to be a “reporting issuer” under applicable Canadian securities laws promptly following the completion of the Arrangement. Additionally, the Company and the Sponsors will use their commercially reasonable efforts to take such actions and file such applications prior to the Effective Date as are reasonably necessary to cause the Company Common Shares to be delisted from the TSX promptly (and in no event more than 10 days) following the completion of the Arrangement.

Voting and Support Agreements

In connection with the Arrangement, the Company sought a voting and support agreement from certain directors and officers of the Company, holding in the aggregate 162,146 Company Common Shares, each of whom entered into such agreement. Pursuant to such Voting Support Agreements, such directors and officers have agreed to, among other things, vote or to cause to be voted all Company Common Shares beneficially owned by such directors or executive officers, and any other Company Common Shares directly or indirectly acquired by or issued such directors or executive officers after the date of the Arrangement Agreement (including, without limitation, any Company Common Shares issued upon further exercise of Company Options, Company Warrants or Company DSUs or other rights to purchase such Company Common Shares) at the Company Shareholder Meeting (or any adjournment(s) or postponement(s) thereof) in favour of the Arrangement including, without limitation, the Arrangement Resolutions, the Continuance and Domestication Resolution and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by management of the Company).

Each Voting Support Agreement entered into between the Company and the directors and officers of the Company shall terminate upon the earlier of:

•                  the mutual agreement in writing of the parties to the Voting Support Agreement;

•                  written notice by the applicable director and/or executive officer of the Company to the Company of any decrease or change in the form or amount of, if the applicable director and/or executive officer of the Company holds Company Common Shares, the Share Cash-Out Consideration, or, if the applicable director and/or executive officer of the Company holds Company Notes, the Note Consideration set out in the Arrangement Agreement;

•                  the completion of the Arrangement;

•                  the termination of the Arrangement Agreement in accordance with its terms; and

•                  the Outside Date.

As well, the Company and the Sponsors entered into the Arbiter Voting Support and Subscription Agreement with Arbiter, which beneficially owns or controls 32,128,324 Company Common Shares, pursuant to which Arbiter has agreed to, among other things, vote or to cause to be voted certain Company Common Shares beneficially owned or controlled by it at the Company Shareholder Meeting (or any adjournment(s) or postponement(s) thereof) in favour of the Arrangement including, without limitation, the Arrangement Resolutions, the Continuance and Domestication Resolution and any other matter necessary for the completion of the Arrangement (including in favour of all matters recommended by management of the Company). Arbiter has also agreed that it will not, and will ensure that its affiliates do not, directly or indirectly: (a) solicit proxies or become a participant in a solicitation in opposition to or competition with the Arrangement; (b) assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Arrangement; (c) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Arrangement; and (d) cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

Additionally, pursuant to the terms of the Arbiter Voting Support and Subscription Agreement, Arbiter agreed to reinvest all of its Share Cash-Out Consideration into the capital of New Mood and subscribe for 4,627,352 New Company Common Shares. In consideration for this agreement by Arbiter to fund a portion of the New Capital Offering Amount, New Mood will issue to Arbiter an additional 1,028,300 New Company Common Shares.

The Arbiter Voting Support and Subscription Agreement shall terminate upon the earlier of:

•                  the mutual agreement in writing of the parties to the Arbiter Voting Support and Subscription Agreement;

•                  written notice by Arbiter to the Company, the Apollo Sponsor and the GSO Sponsors if:

(a)                                 subject to the terms of the Arbiter Voting Support and Subscription Agreement, any representation or warranty of any of the Company, the Apollo Sponsor and the GSO Sponsors

under the Arbiter Voting Support and Subscription Agreement is untrue or incorrect in any material respect;

(b)                                 without the prior written consent of Arbiter, there is any decrease or change in the form or amount of, if Arbiter holds Company Common Shares, the Share Cash-Out Consideration, or, if Arbiter holds Company Notes, the Note Consideration set out in the Arrangement Agreement;

(c)                                  subject to the terms of the Arbiter Voting Support and Subscription Agreement, any of the Company, the Apollo Sponsor and the GSO Sponsors has not complied in any material respect with any of its covenants or obligations contained in the Arbiter Voting Support and Subscription Agreement including the Company’s obligation to issue the Subscription Shares and the Commitment Consideration Shares (each as defined in the Arbiter Voting Support and Subscription Agreement); or

(d)                                 provided that at the time of such termination, Arbiter is not in material default in the performance of its obligations under the Arbiter Voting Support and Subscription Agreement;

•                  written notice by the Company to Arbiter if:

(a)                                 subject to the terms of the Arbiter Voting Support and Subscription Agreement, any representation or warranty of Arbiter under the Arbiter Voting Support and Subscription Agreement is untrue or incorrect in any material respect; or

(b)                                 Arbiter has not complied in any material respect with its covenants contained in the Arbiter Voting Support and Subscription Agreement;

provided that at the time of such termination, the Company is not in material default in the performance of its obligations under the Arbiter Voting Support and Subscription Agreement;

•                  the completion of the Arrangement;

•                  the termination of the Arrangement Agreement in accordance with its terms; and

•                  the Outside Date.

The Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Company, the Apollo Sponsor and the GSO Sponsors and various conditions precedent, both mutual and with respect to each Party.

The following is a summary of material provisions of the Arrangement Agreement, which is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix J to this Circular, and reference is made thereto for the full text thereof. Company Securityholders are urged to read the Arrangement Agreement, including the Plan of Arrangement, in its entirety.

Covenants

Conduct of Business of the Company

Pursuant to the Arrangement Agreement, the Company has covenanted that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, except as contemplated in the Arrangement Agreement or as set forth in the disclosure letter delivered by the Company to the Sponsors as of the date of the Arrangement Agreement.

Without limiting the generality of the foregoing, and without derogating from the obligations of the Company with respect to Arrangement-related covenants, the Arrangement Agreement also contains covenants from the Company pertaining to, among other things: (a) preserving the current business organization and operations of the Company and its Subsidiaries; (b) amending or modifying the Constating Documents of the Company or its Subsidiaries; (c) adjusting, splitting, reverse splitting, consolidating, subdividing, combining or reclassifying any shares of its capital stock or other ownership interest (or any rights to acquire the foregoing) or proposing or authorizing the issuance of, or issuing, any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (d) amending or modifying any term of any outstanding debt security (e) redeeming, repurchasing, or otherwise acquiring or offering to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its outstanding securities; (f) issuing, delivering, granting, selling, pledging or otherwise encumbering (or authorizing or agreeing to any of the foregoing) of any shares of its capital stock or any securities that are linked to the price or the value of the Company Common Shares, except for the issuance of Company Common Shares issuable upon the exercise of the currently outstanding Company Options, Company DSUs and/or Company Warrants; (g) reducing its stated capital or proposing or adopting a plan or agreement to reorganize, recapitalize, arrange, restructure, amalgamate or merge the Company or any Subsidiary of the Company with any Person; (h) adopting a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries; (i) making an acquisition (or a series of acquisitions) in excess of $1.0 million and subject to a maximum of $2.0 million for all such transactions; (j) entering into a new line of business; (k) selling, pledging, leasing, disposing of, losing the right to use, mortgaging, licensing, encumbering (other than a Permitted Lien) or otherwise transferring any assets (or interest in any assets) of the Company or of any of its Subsidiaries having a value greater than $500,000 in the aggregate, other than inventory or receivables sold in the Ordinary Course; (l) selling, transferring or otherwise disposing of (whether by arrangement, amalgamation, merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof; (m) entering into, amending or modifying in any material respect, terminating or failing to renew any Company intellectual property agreement, other than in the Ordinary Course, or otherwise waiving, releasing, assigning or allowing to lapse any material rights, claims or benefits thereunder of the Company or its Subsidiaries; (n) failing to take any action necessary to maintain or renew any material Company intellectual property; (o) except as contemplated in certain financial information provided to the Sponsors, making any capital expenditure or commitment to do so which, individually or in the aggregate, exceeds $1.0 million; (p) abandoning or failing to diligently pursue any application for any material Authorizations, leases, permits or registrations; (q) acquiring any interest in real property; (r) entering into an agreement or an arrangement with any party that contemplates paying a success fee or transaction fee in connection with the Arrangement; (s) taking or failing to take certain actions relating to the Company’s insurance policies; (t) taking or failing to take certain actions with respect to Company employees, employee plans and collective agreements; (u) making certain inter-company lending that would require certain amortization payments under the Credit Facility; (v) making any loan or advance to, or any capital contribution or investment in, or assuming, guaranteeing or otherwise becoming liable with respect to the liabilities or obligations of, any Person, except for advances and capital contributions to Subsidiaries of the Company in the Ordinary Course; (w) entering into interest rate, currency, equity or commodity swaps, hedges, derivatives or similar financial instruments outside of the Ordinary Course; (x) failing to timely prepare applicable tax returns or pay applicable taxes or agreeing to modify or settle certain tax-related elections, claims, returns, reporting practices or agreements; (y) materially changing the Company’s accounting methods or revaluing properties or assets in any material respect; (z) canceling, waiving, releasing, assigning, settling or compromising any material claims or rights; (aa) commencing, waiving, releasing, assigning, compromising or settling any litigation, proceeding or governmental investigation relating to the assets or the business of the Company in excess of an aggregate amount of $2 million or which could reasonably be expected to impede, prevent or delay the consummation of the Arrangement; (bb) entering into or amending a contract with a Person that does not deal at arm’s length with the Company; (cc) granting any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor outside of the Ordinary Course; (dd) making any political or charitable donations or commitments therefor (other than to satisfy pre-existing irrevocable commitments); (ee) convening any special meeting (or any adjournment thereof) of the Company Shareholders other than the Company Shareholder Meeting or in response to a requisition by a Company Shareholder; (ff) entering into or amending any contract with any broker, finder or investment banker; or (gg) authorizing, agreeing, resolving or otherwise committing to do any of the foregoing. The Company is able to take any of the aforementioned actions with the prior written consent of the Sponsors.

The Company also covenants to, and to cause each Subsidiary to, obtain the written consent of the Sponsors prior to declaring, setting aside, establishing a record date for, or paying any dividend or other distribution (whether in cash, shares or property) in respect of the Company Common Shares or the securities of any Subsidiary owned by a Person other than the Company or a wholly-owned Subsidiary of the Company.

Company Covenants Regarding the Arrangement

Pursuant to the Arrangement Agreement, the Company has covenanted to use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including: (a) carrying out the terms of the Interim Order and the Final Order and complying with applicable legal requirements relating to the Arrangement and the Arrangement Agreement; (b) opposing, lifting or rescinding any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending, or causing to be defending, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement; (c) effecting all necessary registrations, filing and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement; (d) obtaining any required consent (or similar approvals) required under a material contract in connection with the Arrangement; and (e) refraining from taking or failing to take any action with is inconsistent with the terms of the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or impede the consummation of the Arrangement.

The Company also covenants to notify the Sponsors of certain developments, including: (a) a change, event, occurrence, effect or circumstance which could reasonably be expected to constitute or lead to a Material Adverse Effect; (b) any notice or other communication from any Person alleging that the consent (or similar approvals) of such Person is required in connection with the Arrangement Agreement or the Arrangement; (c) unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement; and (d) any penalty, filing, actions, suits, claims, investigations, audit inquiry, assessment or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company: (i) in an amount in excess of $1.0 million; (ii) that could reasonably be expected to have a Material Adverse Effect; (iii) that, if pending on the date of the Arrangement Agreement would have been required to have been disclosed pursuant to the Company’s representations and warranties respecting litigation made under the Arrangement Agreement; or (iv) that relate to the Arrangement Agreement or the Arrangement.

Sponsors Covenants Regarding the Arrangement

Pursuant to the Arrangement Agreement, each of the Sponsors has covenanted to use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement, including: (a) carrying out the terms of the Interim Order and the Final Order and complying with applicable legal requirements relating to the Arrangement and the Arrangement Agreement; (b) opposing, lifting or rescinding any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending, or causing to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement; (c) effecting all necessary registrations, filing and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement; (d) supporting, and not directly or indirectly objecting to, delaying, impeding, or taking any other action to interfere with, any foreign proceedings ancillary to the Canadian proceedings related to the Arrangement, including the Chapter 15 Proceedings (collectively, the “Ancillary Proceedings”) or any motion or other pleading filed in any Ancillary Proceeding consistent with the Arrangement Agreement in furtherance of the Arrangement; and (e) not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or impede the consummation of the Arrangement.

Each of the Sponsors also covenants to notify the Company in writing of certain developments, including: (a) any notice or other communication from any Person alleging that the consent (or similar approvals) of such Person is required in connection with the Arrangement Agreement or the Arrangement; or (b) unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement.

Each of the Sponsors has covenanted: (a) to vote and cause to be voted all Company Common Shares and Company Notes that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercise control (i) in favour of the Arrangement Resolutions at the Company Meetings and not withdraw any proxy, withdraw any voting instruction form or otherwise change its or its affiliated investment funds’ vote in respect thereof; and (ii) against any resolution or to oppose any action proposed that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the transactions contemplated hereby or that could impede delay or interfere with the completion of the transactions contemplated hereby and against any approval of any Acquisition Proposal not made by an Sponsor or its affiliated investment funds; (b) except following the public filing of this Circular, and subject to certain exceptions, not to, and to cause its affiliated investment funds not to, option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Company Common Shares or Company Notes that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercised control, directly or indirectly, as of the date of the Arrangement Agreement, or enter into any agreement, arrangement or understanding in connection therewith; (c) not to, and not permit any of its affiliated investment funds to, take certain actions which would oppose the Arrangement; (d) not to, and to cause its affiliated investment funds not to, vote or grant to any person other than the Company, or any person designated by the Company, a proxy or power of attorney to vote, or deliver any voting instruction form, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote Company Common Shares and Company Notes; (e) to deliver, or cause to be delivered, to the Company’s transfer agent, or as otherwise directed by the Company, after receipt of this Circular and other proxy materials, on a timely basis and in advance of any deadlines established for the submission of votes or proxies (the “Voting Deadline”) a duly executed proxy (or voting instruction form or other similar voting document, as applicable) directing that all Company Common Shares or Company Notes, as applicable, that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercise direct or indirect control as of the date of the Arrangement Agreement, be voted at the applicable Company Meetings in favour of the applicable Arrangement Resolution; (f) to revoke and cause its affiliated investment funds to revoke any previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the foregoing, and not to grant or deliver any other proxy, power of attorney or other voting instruction form with respect to the matters described in this paragraph (except as expressly required or permitted by this paragraph); and (g) to waive and agree, and to cause its affiliated investment funds to waive and agree, not to exercise, any rights of appraisal or rights of dissent that it or its affiliated investment funds may have arising in relation to the Arrangement.

Regulatory Approvals

Under the Arrangement Agreement, as soon as reasonably practicable after the date of the Arrangement Agreement, each Party, or where appropriate, all Parties jointly, shall make (or cause to be made) all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals. The Parties further covenant to cooperate with one another in connection with obtaining the Regulatory Approvals and resolving any objections to the Arrangement raised by any Governmental Entity.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, the Company has agreed to certain non-solicitation covenants, which provide that it shall not, until the earlier of the Effective Time or the date upon which the Arrangement Agreement is terminated pursuant to its terms, directly or indirectly, through any representatives, and shall not permit any such Person to:

(a)                                 solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of contract, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)                                 participate in any discussions or negotiations with any Person (other than a Sponsor) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may (i) communicate with any Person who has made an unsolicited Acquisition Proposal for the purposes of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such proposal would constitute a Superior Proposal; and (ii) advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal;

(c)                                  make a Change in Recommendation;

(d)                                 accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than three (3) Business Days following the announcement of such Acquisition Proposal will not be considered to be in violation of the non-solicitation covenants of the Arrangement Agreement provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such three (3) Business Day period) or enter into or publicly propose to enter into any contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the Arrangement Agreement); or

(e)                                  enter into or publicly propose to enter into any contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with the Arrangement Agreement).

From and after the date of the Arrangement Agreement until the earlier of the Effective Time or the date upon which the Arrangement Agreement is terminated pursuant to its terms, the Company shall, and shall cause its Subsidiaries and its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than any Sponsor) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)                                 discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(b)                                 request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Sponsors since June 30, 2016; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with to the extent the Company is entitled.

The Company has also represented and warranted, covenanted and agreed that: (a) it shall take all commercially reasonable action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party; and (b) neither the Company, nor any Subsidiary nor any of their respective representatives have released or will, without the prior written consent of the Sponsors, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged by the Sponsors that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement shall not be a violation of the Arrangement Agreement).

From and after the date of the Arrangement Agreement, if the Company or any of its Subsidiaries or any of their respective representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall: (a) immediately notify the Sponsors, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and (b) at the reasonable request of the Sponsors, shall keep the Sponsors reasonably informed of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to the terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request.

From and after the date of the Arrangement Agreement and notwithstanding the non-solicitation covenants in the Arrangement Agreement, inclusive, or any other agreement between the Parties or between the Company and any other Person, if at any time, prior to obtaining the Required Securityholder Approvals, the Company receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, the Company may enter into, engage and participate in, facilitate and maintain, discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)                                 the Board first determines in good faith, after consultation with the Company’s financial advisor(s) and outside legal counsel, that (i) such inquiry, proposal or offer constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (notwithstanding that such inquiry, proposal offer may be subject to a financing and/or due diligence condition at such time); and (ii) failure to enter into, engage and participate in, facilitate and maintain, discussions or negotiations with, and otherwise cooperate with and assist, such Person would be inconsistent with its fiduciary duties;

(b)                                 such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Company or any of its Subsidiaries;

(c)                                  such inquiry, proposal or offer did not result from a breach by the Company of its obligations under the non-solicitation covenants in the Arrangement Agreement and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Sponsors; and

(d)                                 prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person.

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Securityholder Approvals, the Board may, subject to compliance with certain termination obligations in the Arrangement Agreement that require the payment of the Termination Fee, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)                                 the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)                                 such Acquisition Proposal did not result from a material breach by the Company of its obligations under the non-solicitation covenants in the Arrangement Agreement;

(c)                                  the Company has delivered to the Sponsors a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)                                 the Company has provided the Sponsors with a copy of the proposed definitive agreement for the Superior Proposal;

(e)                                  at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Sponsors received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)                                   during any Matching Period, the Sponsors have had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)                                  if the Sponsors have offered to amend the Arrangement Agreement and the Arrangement under the Arrangement Agreement, the Board has determined in good faith, after consultation with the Company’s financial advisor(s) and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Sponsors under the Arrangement Agreement;

(h)                                 the Board has determined in good faith, after consultation with the Company’s outside legal counsel that failure to enter in a definitive agreement with respect to such Superior Proposal and/or failure to withdraw or modify the Board Recommendation, in each case, would be inconsistent with its fiduciary duties; and

(i)                                     prior to, or concurrently with, entering into such definitive agreement the Company terminates the Arrangement Agreement pursuant to the Arrangement Agreement and pays the Termination Fee.

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Sponsors under (g) above to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Sponsors to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Sponsors to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Sponsors and the Company, and the Sponsors shall amend the Arrangement Agreement to reflect such offer made by the Sponsors, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this provision in the Arrangement Agreement, and the Sponsors shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Sponsors received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or if the Board determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated under this provision in the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal, as the case may be. The Company shall provide the Sponsors and their respective outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments thereon.

If the Company provides a Superior Proposal Notice to the Sponsors within seven (7) days of the Company Meetings, the Company may adjourn or postpone the Company Meetings to a date that is not more than five (5) Business Days after the scheduled date of the Company Meetings.

Each of the Sponsors agrees that all information that may be provided to it by the Company with respect to any actual or contemplated Superior Proposal pursuant to the Arrangement Agreement shall be treated as if it were “Confidential Information” as that term is defined in their respective Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of such applicable Confidentiality Agreement, in accordance with certain confidentiality obligations in the Arrangement Agreement, or in order to enforce their rights under the Arrangement Agreement in legal proceedings.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of the Company relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) the execution and binding nature of the Arrangement Agreement; (d) governmental authorizations; (e) non-contravention; (f) capitalization; (g) shareholders’ and similar agreements; (h) Subsidiaries; (i) Securities Law matters; (j) financial statements; (k) disclosure controls and internal control over financial reporting; (l) auditors; (m) no undisclosed liabilities; (n) absence of certain changes or events; (o) long-term derivative transactions; (p) related party transactions; (q) no “collateral benefit”; (r) compliance with Laws; (s) authorizations; (t) director and officer support; (u) material contracts; (v) real property; (w) environmental matters; (x) assets; (y) intellectual property; (z) content rights and content licenses; (aa) litigation; (bb) employees; (cc) collective agreements; (dd) employee plans; (ee) insurance; (ff) customers and suppliers; (gg) taxes; (hh) the Financial Advisor Opinions; (ii) brokers; (jj) Board approval; (kk) money laundering; (ll) export controls; (mm) sanctions; (nn) anti-corruption; (oo) indemnification agreements; and (pp) other agreements in connection with a change of control of the Company.

The Arrangement Agreement contains certain customary representations and warranties of the Sponsors relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) the execution and binding nature of the Arrangement Agreement; (d) governmental authorizations; (e) non-contravention; (f) litigation; (g) holding of securities of the Company; (h) the limited guarantee of the Apollo Sponsor’s obligations under the Arrangement Agreement by certain funds managed or controlled by AGM; (i) the Apollo Equity Commitment Letter; and (j) the Debt Commitment Letter.

Conditions to the Arrangement

Mutual Conditions

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)                                 The Arrangement Shareholder Resolution has been approved and adopted by the Company Shareholders at the Company Shareholder Meeting in accordance with the Interim Order;

(b)                                 The Arrangement Noteholder Resolution has been approved and adopted by the Company Noteholders at the Company Noteholder Meeting in accordance with the Interim Order;

(c)                                  The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to the Company or any Sponsor, each acting reasonably, on appeal or otherwise;

(d)                                 Each of the Regulatory Approvals has been received and is in force and has not been modified;

(e)                                  The Articles of Arrangement to be sent to the Director under the CBCA in accordance with the Arrangement Agreement shall be in a form and content satisfactory to the Company and the Sponsors, each acting reasonably;

(f)                                   No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Sponsors from consummating the Arrangement (other than a Law relating to a regulatory approval that is not a Regulatory Approval);

(g)                                  The U.S. Court has entered the U.S. Recognition Order, and such order has not been set aside or modified in a manner unacceptable to the Company or any Sponsor, each acting reasonably, on appeal or otherwise;

(h)                                 The Debt Commitment Letter shall not have been terminated and the Sponsors shall be satisfied, acting reasonably, that the Credit Facility Refinancing and the funding of the New Credit Facility in a manner consistent in all material respects with the terms and conditions of the Debt Commitment Letter shall occur prior to or concurrently with the Closing (the “Credit Facility Refinancing Condition”); and

(i)                                     The Continuance and Domestication Resolution has been approved and adopted by the Company Shareholders at the Company Shareholder Meeting and arrangements reasonably satisfactory to the Sponsors for the Continuance and Domestication shall have been made.

Additional Conditions Precedent to the Obligations of the Sponsors

The Sponsors are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Sponsors and may only be waived, in whole or in part, by the Sponsors in their sole discretion:

(a)                                 (i) certain representations and warranties of Company with respect to organization and qualification, corporate authorization, execution and binding obligation, absence of certain changes or events, Financial Advisor Opinions, brokers and other agreements in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at such time; (ii) certain representations and warranties of Company with respect to governmental authorization, non-contravention, money laundering, export controls, sanctions and anti-corruption shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of the Arrangement Agreement and are true and correct in all material respects as of Effective Time as if made at such time; (iii) certain of the representations and warranties made by the Company with respect to capitalization shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and are true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at such time; and (iv) all other representations and warranties of Company shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of the Arrangement Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (iv), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect; except, in the case of each subclause of this clause (a), for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Sponsors, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Sponsors and dated the Effective Date;

(b)                                 the Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to the Sponsors, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Sponsors and dated the Effective Date;

(c)                                  the aggregate number of Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as at 5:00 p.m. on the Determination Date shall not exceed 5% of the issued and outstanding Company Common Shares;

(d)                                 the MMGSA Note Redemption shall have occurred substantially concurrently with Closing pursuant to the terms of the Arrangement Agreement;

(e)                                  since the date of the Arrangement Agreement there shall not have occurred any Material Adverse Effect;

(f)                                   each of the Definitive Documents shall contain terms and conditions consistent in all material respects with the Arrangement Agreement;

(g)                                  the Sponsors shall have been reimbursed the reasonable fees and expenses, in accordance with the Arrangement Agreement and applicable engagement letters among the Sponsors and their advisors, including amounts in respect of an estimate of any fees and expenses expected to be incurred up to and following completion of the Arrangement, provided the Sponsors shall have advised the Company of those expenses at least five (5) Business Days prior to the Effective Date; and

(h)                                 the Company shall have entered into, executed, delivered, and filed, as applicable, any organizational and governance documents necessary to reflect the terms of the Governance Term Sheet, including a fully executed securityholders agreement entered into by and among the Company and each of the Sponsors reflecting the Governance Term Sheet, in each case, which organizational, governance, and securityholders agreements shall be in form and substance acceptable to the Sponsors, acting reasonably.

Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)                                 the representations and warranties of each of the Sponsors were true and correct in all material respects as of the date of the Arrangement Agreement and are true and correct as of the Effective Time except to the extent that the failure or failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the transactions contemplated by the Arrangement Agreement, and each of the Sponsors has delivered a certificate confirming same to the Company, executed by two senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date; and

(b)                                 each of the Sponsors has fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and each of the Sponsors has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)                                 the mutual written agreement of the Parties; or

(b)                                 the Company or any Sponsor, if:

i.                                          the Required Securityholder Approvals are not obtained at the Company Meetings in accordance with the Interim Order, provided that a Sponsor may not terminate the Arrangement Agreement pursuant to the Arrangement Agreement if the failure to obtain the Required Securityholder Approvals has been caused by, or is a result of, a breach by such Sponsor of any of its representations or warranties or the failure of such Sponsor to perform any of its covenants or agreements under the Arrangement Agreement;

ii.                                       after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or any Sponsor from consummating the Arrangement, and such Law has, if applicable, become final and non- appealable, provided the Party seeking to terminate the Arrangement Agreement pursuant to the Arrangement Agreement has used its commercially reasonable efforts to (to the extent within its control), as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

iii.                                    the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement pursuant to the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)                                  the Company, if:

i.                                          a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any Sponsor under the Arrangement Agreement occurs that would cause certain of the conditions precedent to the Company’s obligation to perform under the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent to the Sponsor’s obligation to perform under the Arrangement Agreement not to be satisfied; or

ii.                                       prior to obtaining the Required Securityholder Approvals, the Board authorizes the Company to enter into a definitive written agreement with respect to a Superior Proposal, provided the Company is then in compliance with the relevant provisions of the Arrangement Agreement in all material respects and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with the Arrangement Agreement;

(d)                                 any Sponsor, if:

i.                                          a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause certain of the conditions precedent to the Sponsors’ obligation to perform under the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of certain notice and cure provisions of the Arrangement Agreement; provided that no Sponsor is then in breach of the Arrangement Agreement so as to cause any of the conditions precedent to the Company’s obligation to perform under the Arrangement Agreement not to be satisfied;

ii.                                       the milestones set forth in the Arrangement Agreement (as may be extended or amended) have not been met;

iii.                                    the Board fails to recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm within three (3) Business Days after having been requested in writing by the Sponsors to do so, the Board Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal for more than three (3) Business Days after the first public announcement of an Acquisition Proposal (a “Change in Recommendation”); or

iv.                                   there has occurred a Material Adverse Effect after the date of the Arrangement Agreement.

If the Arrangement Agreement is no longer effective or is terminated pursuant to the Arrangement Agreement, the Arrangement Agreement shall immediately become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to the Arrangement Agreement (other than as set forth in certain indemnification obligations set out in the Arrangement Agreement and subject to the limitations set forth therein), each Party thereto shall be released from its commitments, undertakings and agreements under or related to the Arrangement Agreement and any of the Definitive Documents, as applicable (including any and all tenders, votes, and consents), and there shall be no liability (other than as set forth in certain indemnification obligations set out in the Arrangement Agreement and subject to the limitations set forth therein) or obligation on the part of any Party thereto, except that certain covenants that, by their nature, are intended to survive Closing of the Arrangement shall so survive in accordance with their terms, and certain covenants and the provisions of the Confidentiality Agreements shall survive the termination of the Arrangement Agreement in accordance with their terms.

Termination Fee

Despite any other provision in the Arrangement Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay 58.27553% of the Termination Fee to the Apollo Sponsor and 41.72447% of the Termination Fee to the GSO Sponsors in the amounts and as directed by GSO / Blackstone Debt Funds Management LLC, in each case in accordance with the Arrangement Agreement.

For the purposes of the Arrangement Agreement, “Termination Fee” means C$1.5 million, and “Termination Fee Event” means the termination of the Arrangement Agreement:

(a)                                 by any Sponsor, if the Board makes a Change in Recommendation;

(b)                                 by the Company if the Company enters into a Superior Proposal;

(c)                                  by the Company or any Sponsor if the Required Securityholder Approvals are not obtained or if the Effective Time is not prior to the Outside Date (unless the Effective Time is delayed beyond the Outside Date as a result of the breach or failure to perform of the party seeking termination), or by any Sponsor pursuant to certain breaches of covenants by the Company, if:

i.                                          prior to such termination, an Acquisition Proposal is publicly announced (or, in the case of a termination by a Sponsor pursuant to certain breaches of covenants by the Company only, otherwise communicated to the Company) by any Person (other than any Sponsor or any of its Affiliates) or any Person (other than any Sponsor or any of its Affiliates) shall have publicly announced an intention to do so; and

ii.                                       within one (1) year following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal, and an Acquisition Proposal is later consummated (whether or not within one (1) year after such termination);

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Arrangement Agreement, except that references to “20% or more” shall be deemed to be references to “50%” or more.

The Termination Fee shall be paid by the Company as follows, by wire transfer of immediately available funds:

(x)                                 if a Termination Fee Event occurs due to a termination of the Arrangement Agreement described in (a) above, within three (3) Business Days of the occurrence of such Termination Fee Event;

(y)                                 if a Termination Fee Event occurs due to a termination of the Arrangement Agreement described in (b) above, concurrently with such termination;

(z)                                  if a Termination Fee Event occurs due to a termination of the Arrangement Agreement described in (c) above, and the other requirements of (c) above are met, on the consummation of the Acquisition Proposal referred to in (c) above.

Any Termination Fee payable by the Company pursuant to the Arrangement Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, except as required by applicable Law.

Fees and Expenses

Subject to the below paragraph, upon the earlier of the Closing or the termination of the Arrangement Agreement, the Company shall, in addition to payment of any Termination Fee payable pursuant to the Arrangement Agreement, reimburse the Sponsors for: (i) all reasonable fees and expenses incurred pursuant to applicable engagement letters or other agreement among the Sponsors and their advisors and in connection with the Arrangement and the transactions related thereto and the CBCA Proceedings, including, without limitation, by paying the reasonable fees and expenses of the Sponsors’ advisors charged at their standard rates, and (ii) any filing or related fees or expenses payable to a Governmental Entity in connection with a Regulatory Approval (the “Fee Reimbursement Amount”); provided, that, invoices in respect such amounts shall be delivered to the Company by the Sponsors: (a) in the case of payment of the Fee Reimbursement Amount upon Closing, at least three (3) Business Days prior to the Closing and (b) in the case of payment of the Fee Reimbursement Amount upon the termination of the Arrangement Agreement, within three (3) Business Days of the delivery to the Company by the Sponsors invoices in respect of such amounts.

Notwithstanding anything set forth in the preceding paragraph, but subject in all respects to certain indemnification and reimbursement obligations arising out of willful or material breaches by the Company: (a) in the event the termination of the Arrangement Agreement is caused by or results from the failure to satisfy the Credit Facility Refinancing Condition and all other conditions precedent have been satisfied, the Company shall reimburse the Sponsors for up to $2 million of the Fee Reimbursement Amount; (b) in the event the Arrangement Agreement is terminated for a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any Sponsor, the Company shall not be required to reimburse the Sponsor for any fees and expenses; and (c) in the event the Arrangement Agreement is terminated for any other reason (other than the Closing), in no event shall the Fee Reimbursement Amount exceed $10 million.

Remedies and Limitation on Liability

The Arrangement Agreement restricts the circumstances in which the Company can seek specific performance and other equitable relief. The right of the Company to enforce the Sponsors’ obligations to advance the funds required to backstop the New Capital Offering or take any other action as would be required to consummate the Arrangement is subject to the requirements that: (a) all conditions to Closing set forth in the Arrangement Agreement shall have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing assuming that the Debt Financing has been funded), (b) the Debt Financing has been funded or will be funded at the Closing if the funds required to backstop the New Capital Offering are funded at the Closing, (c) the Sponsors failed to consummate the Arrangement within five Business Days of the satisfaction or waiver of the conditions to Closing contained in the Arrangement Agreement, (d) the Company shall have irrevocably confirmed in a written notice to the Sponsor that if specific performance is granted and the funds required to backstop the New Capital Offering and Debt Financing are funded, then it would take such actions that are required the Arrangement Agreement to cause the Closing to occur; and (e) the Sponsors fail to advance the funds required to backstop the New Capital Offering within two (2) days of the irrevocable written confirmation referred to in (d) above. In no event will the Company be entitled to enforce or seek to enforce specifically the Sponsors’ obligation to cause the funds required to backstop the New Capital Offering to be funded or to complete the Arrangement if the Debt Financing has not been funded (or will not be funded at the Closing if the funds required to backstop the New Capital Offering are funded at the Closing).

The Arrangement Agreement also imposes a maximum aggregate monetary liability, whether in equity or at law, in contract, in tort, or otherwise, of the Sponsors and their affiliates (a) under the Arrangement Agreement, the Debt Commitment Letter, the Apollo Equity Commitment Letter, the Apollo Guarantee or the transactions contemplated thereby (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance); (b) in connection with the failure of the Arrangement (including the Debt Financing and the equity financing committed by the Sponsors) to be consummated; or (c) in respect of any representation or warranty made or alleged to have been made in connection with the Arrangement Agreement, of $2.5 million (the “Maximum Liability Amount”). The liability of the Sponsors shall not under any circumstances exceed the Maximum Liability Amount and each Sponsor’s individual liability shall not exceed its pro rata share of the Maximum Liability Amount as determined in accordance with the Arrangement Agreement.

Notwithstanding anything to the contrary above, the Arrangement Agreement provides that, although the Company, in its sole discretion, may determine its choice of remedies under the Arrangement Agreement, including by pursuing specific performance in accordance with and subject to the limitations described above, under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both specific performance of the type contemplated described above and any monetary damages or other payments.

Insurance and Indemnification

The Arrangement Agreement imposes certain obligations upon the Company and the Sponsors for the protection of their respective present and former officers and directors, including obligations upon the Company and the Sponsors with respect to maintenance of directors’ and officers’ liability insurance; obligations upon Company and the Sponsors with respect to survival and continuance of existing indemnification and exculpation in favour of the Company’s present and former officers and directors; and the obligation upon New Mood with respect to the assumption of the foregoing obligations in the event of consolidation, merger or transfer or conveyance of all or substantially all of the properties and assets of New Mood or any of its Subsidiaries or their respective successors.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)                                 the Arrangement Shareholder Resolution must be approved by the Company Shareholders at the Company Shareholder Meeting either in person or by proxy in the manner required by the Interim Order;

(b)                                 the Arrangement Noteholder Resolution must be approved by the Company Shareholders at the Company Noteholder Meeting either in person or by proxy in the manner required by the Interim Order;

(c)                                  the Arrangement must be approved by the Court pursuant to the Final Order;

(d)                                 all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate party;

(e)                                  the Final Order, Articles of Arrangement and related documents, in the form prescribed by the CBCA, must be filed with the Director; and

(f)                                   promptly following receipt of the Certificate of Arrangement, a certificate of domestication for the Company will be filed in the State of Delaware to complete the Continuance and Domestication.

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Shareholder Resolution shall be (i) at least 66 2/3% of the votes cast by Company Shareholders, either in person or by proxy, at the Company Shareholder Meeting and (ii) at least a majority of the votes cast by Company Shareholders, excluding any votes attached to Company Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101, and the number of votes required to pass the Arrangement Noteholders Resolution shall be at least 66 2/3% of the votes cast by Company Noteholders present in person or represented by proxy at the Company Noteholder Meeting where each $1,000 principal amount of Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting. Notwithstanding the foregoing, each of the Arrangement Resolutions authorizes the Board, without further notice to or approval of the Company Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If each of the Arrangement Resolutions is not approved by the Company Shareholders and Company Noteholders, respectively, the Arrangement cannot be completed. See Appendix A to this Circular for the full text of the Arrangement Shareholder Resolution and Appendix B to this Circular for the full text of the Arrangement Noteholder Resolution. See also “Part IV — General Proxy Matters — Procedure and Votes Required.”

Court Approvals

Interim Order

On May 18, 2017, the Court granted the Interim Order facilitating the calling of the Company Meetings, prescribing the conduct of the Company Meetings and other matters. The Interim Order is attached as Appendix D to this Circular.

Final Order

The CBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolutions are approved by Company Securityholders at the Company Meetings in the manner required by the Interim Order, the Company will apply to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 20, 2017 at 9:30 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at the Ontario Superior Court (Commercial List), 330 University Avenue, Toronto, Ontario. At the hearing, any Company Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Company on or before 5:00 p.m. (Toronto time) on June 16, 2017, a Notice of Appearance setting out their address for service and indicating whether such Company Securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court. Service of such notice shall be effected by service upon the solicitors of the Company: Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Attention: Alexander Rose. See Appendix E, “Notice of Application,” and the solicitors of the Sponsors: Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 Attention: Brendan O’Neill.

The New Company Common Shares, New Company Notes and Substituted New Company Notes to be issued under the Arrangement and the other transactions contemplated by the Arrangement Agreement (excluding the New Company Common Shares to be offered and sold in the New Capital Offering) are being offered and sold in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof, which exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the Company intends to use the Final Order of the Court approving the Arrangement as a basis for the exemption from registration under the U.S. Securities Act of the New Company Common Shares and New Company Notes to be issued pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10), should the Court make a Final Order approving the Arrangement, New Company Common Shares and New Company Notes issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act.

The Company has been advised by its counsel that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement to the Company Securityholders and any other interested party as the Court determined appropriate, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Company may determine not to proceed with the Arrangement.

Chapter 15 Proceedings

The Company intends to commence the Chapter 15 Proceedings before the U.S. Court for the purposes of recognizing, approving and giving effect to the CBCA Proceedings and the Plan of Arrangement in the United States. The entry of the U.S. Recognition Order is a condition to the closing of the Arrangement.

Regulatory Approvals

In addition to the approval of the Arrangement Resolutions by the Company Securityholders and the approval of the Continuance and Domestication by the Company Shareholders, the approval of the Court and the entry of the U.S. Recognition Order by the U.S. Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained, including, (a) with respect to the Apollo Sponsor, merger control filings and clearances in Russia, Austria and Germany (and, in the event that the BIS Sale is terminated prior to the Effective Date, the Netherlands), and, (b) with respect to the GSO Sponsors, merger control filings and clearances in Austria and Germany. See “Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement — Mutual Conditions.”

Continuance and Domestication

In connection with the Arrangement, the Board has determined that it is in the best interests of the Company to effect the Continuance and Domestication, and approve a new certificate of incorporation and bylaws to be effective as of the effective time of the Domestication.

The Company Shareholders will be asked at the Company Shareholder Meeting to pass the Continuance and Domestication Resolution (attached as Appendix C to this Circular) authorizing the Company to effect Continuance of the Company out of the laws of Canada and, upon receipt of the Certificate of Arrangement, to file a certificate of corporate domestication and a certificate of incorporation for the Company with the Office of the Secretary of State of the State of Delaware. The Board has unanimously approved the Continuance and Domestication to the State of Delaware, and the related certificate of incorporation and bylaws, and believes the Continuance and Domestication to be in the best interests of the Company and the Company Shareholders, and unanimously recommends the approval of the Continuance and Domestication Resolution by the Company Shareholders at the Company Shareholder Meeting.

Section 190 of the CBCA gives Registered Holders of Company Common Shares who object to the Continuance and Domestication the right to dissent, and if the Continuance and Domestication is effected, to be paid by the Company the fair value of its Company Common Shares. Exercise of the right of dissent requires strict compliance with the applicable provisions of the CBCA. See “Part I — The Arrangement — Right to Dissent.”

Company Shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Continuance and Domestication Resolution. See “Part I — The Arrangement — Effect of the Arrangement — Continuance and Domestication, Delisting from TSX and Ceasing to be a Reporting Issuer.”

Effects of Change of Jurisdiction

The Company is currently governed by the provisions of the CBCA. Upon receipt of a notice satisfactory to the Director appointed under the CBCA that the Company has filed the certificate of corporate domestication and the certificate of incorporation with the Office of the Secretary of State of the State of Delaware, the Director appointed under the CBCA shall file the notice and issue a certificate of discontinuance.

The Domestication will become effective on the effective time set out in the certificate of corporate domestication and the certificate of incorporation, as filed with the office of the Secretary of State of the State of Delaware. Thereafter, the CBCA will no longer apply to the Company, and the Company will be subject to the DGCL, certificate of incorporation filed in Delaware and the bylaws, and for the purposes of the DGCL the Company will be deemed to have commenced on June 17, 2008, the date of its original continuance under the CBCA. A copy of the proposed certificate of incorporation to be filed in Delaware is attached as Exhibit “I” to Appendix C of this Circular. In conjunction with the Domestication, the Board intends to adopt bylaws, a copy of which are attached is attached as Exhibit “I” to Appendix C of this Circular. Conversely, the Company will be discontinued in Canada as of the date the Director appointed under the CBCA issues a certificate of discontinuance.

The Domestication to Delaware will not interrupt the Company’s corporate existence or operations for all purposes of Delaware law, and the Company will be deemed to be the same entity as it currently exists in Canada. Each outstanding New Company Common Share at the time of the Domestication will be automatically converted into an identical share of New Mood’s common stock after the Company’s corporate existence is continued from Canada and domesticated in Delaware under the DGCL. However, certificates representing issued and outstanding New Company Common Shares immediately prior to the Domestication will continue to represent the same number of shares of New Mood’s common stock into which such New Company Common Shares will have been automatically converted in the Domestication without any action on the holders of New Company Common Shares’ part. After the effectiveness of the Domestication, holders of New Company Common Shares will not be required to exchange any share certificates, and New Mood will only issue new certificates to the holders of New Company Common Shares at their request or upon a transfer of a shareholder’s shares of New Mood common stock represented by such certificates.

While the rights and privileges of shareholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a CBCA corporation, there are certain differences. Attached as Appendix R to this Circular is a summary of the some of the significant differences in shareholder rights, and an overview of the general effects of the Continuance and Domestication. This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the CBCA and the governing corporate instruments of New Mood, including the certificate of incorporation to be filed in Delaware in conjunction with the Continuance and Domestication and the bylaws are to be adopted by the Board immediately thereafter.

To be effective, the Continuance and Domestication Resolution requires approval of not less than 66 2/3% of the votes cast by Company Shareholders, in person or by proxy, at the Company Shareholder Meeting. Assuming that the requisite Company Shareholder approval is obtained for the passing of the Continuance and Domestication Resolution, the Board retains the right not to proceed with all or any part of the Continuance and Domestication if it determines that completing such would not be in the best interests of the Company or Company Shareholders. The duration of the authorization and approval resulting from a favourable Company Shareholder vote on the Continuance and Domestication is until October 12, 2017.

Timing

If the Company Meetings are held as scheduled and are not adjourned or postponed and the Arrangement Resolutions and the Continuance and Domestication Resolutions are approved at the Company Meetings, the Company will apply for the Final Order approving the Arrangement on June 20, 2017. If the Final Order is obtained in a form and substance satisfactory to the Company and the Sponsors, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, the Company expects the Effective Date to occur in late June 2017 following receipt of all requisite regulatory approvals. However, it is not possible at this time to state with certainty when the Effective Date will occur.

The Arrangement will become effective as of the Effective Time on the Effective Date, which is expected to be the date of the filing with the Director of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive any required regulatory approvals on acceptable terms and conditions in a timely manner.

Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by October 12, 2017, which date can be extended upon the agreement in writing between the Parties.

Deposit, Payment and Issuance Procedures Pursuant to the Arrangement

In order to receive the Share Cash-Out Consideration, New Company Common Shares (excluding New Company Common Shares issuable pursuant to the New Capital Offering) and Substituted New Company Notes, as applicable, upon the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement, Registered Holders of Company Common Shares and Company Notes must deposit with the applicable Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the certificates (if any) representing the Registered Holder’s Company Common Shares or Company Notes, as applicable, and such other documents and instruments as the applicable Depositary may reasonably require. Registered Holders of Company Common Shares and Company Notes who do not possess the certificates evidencing their certificated Company Common Shares or Company Notes should refer to “Part I — The Arrangement — Lost Certificates.”

Registered Holders of Company Common Shares who deposit a validly completed and duly signed Letter of Transmittal, together with any certificate(s) representing their Company Common Shares, will receive the Share Cash-Out Consideration to which they are entitled under the Arrangement, with any surrendered certificate(s) being cancelled. As soon as a Registered Holder of Company Common Shares who has complied with the procedures set out above and in the Letter of Transmittal is entitled to a payment of Share Cash-Out Consideration in accordance with the Arrangement and after receipt of all required documents, a cheque or a wire transfer representing the Share Cash-Out Consideration payable under the Arrangement to such Registered Holder of Company Common Shares will be paid to such Registered Holder.

Cede & Co. is the only Registered Holder of Company Notes. Upon the deposit of a validly completed and duly signed Letter of Transmittal, together with any certificates representing Company Notes, the Company Notes will be surrendered for cancellation through the facilities of The Depository Trust Company, and following such surrender: (i) the New Company Common Shares issuable in consideration of such Company Notes pursuant to the Arrangement (excluding, for the avoidance of doubt, any New Company Common Shares issuable separately pursuant to the New Capital Offering) will be issued through the facilities of the Depository Trust Company; and (ii) the New Company Notes will be issued in the form of a certificated global note, with such surrendered certificate(s) being cancelled. It is expected that the New Company Notes will be redeemed by delivery of a corresponding aggregate principal amount of substituted New Company Notes immediately following the Domestication. Such Substituted New Company Notes will be issued through the facilities of The Depository Trust Company.

The participation and settlement procedures for the New Capital Offering are separate and distinct from the foregoing procedures related to the Arrangement. For more information regarding the participation and settlement procedures for Participating Noteholders in the New Capital Offering (other than the Sponsors), please refer to “— Effect of the Arrangement — Share Capital of the Company and New Mood— Participation in the New Capital Offering by Non-Sponsor Noteholders.”

The Share Cash-Out Consideration paid to Company Shareholders will be denominated in Canadian dollars. The Letter of Transmittal will provide for the ability of a Company Shareholder to elect to receive the Share Cash-Out Consideration, in U.S. dollars. The amount payable in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Company Shareholders electing to have the Share Cash-Out Consideration paid in U.S. dollars acknowledge and agree that any change to the currency exchange rates of the U.S. dollar or Canadian dollar will be at the sole risk of the Company Shareholder who makes such election.

The payment by the Company on the Effective Date of accrued interest in respect of the Company Notes up to and including the Effective Date shall be effected through the delivery by the Company of such amounts to The Bank of New York Mellon, for distribution to Company Noteholders in accordance with the Company Note Indenture and customary practices.

Additional copies of the Letters of Transmittal are also available by contacting Kingsdale Advisors by using the contact details listed on the back page of this Circular.

The use of the mail to transmit certificates representing Company Common Shares or Company Notes and a Letter of Transmittal will be at the risk of the Registered Holder thereof. The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

Except as otherwise provided in the instructions in the applicable Letter of Transmittal, all signatures on: (a) the Letters of Transmittal; and (b) the certificates representing Company Common Shares or Company Notes, must be guaranteed by an Eligible Institution.

The Sponsors, the Company, each Depositary and their respective affiliates, as applicable, shall be entitled to deduct or withhold from the consideration payable or otherwise deliverable to any Person, including Company Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, former Company Noteholders or former holders of Company Options or Company DSUs, such Taxes or other amounts as the Sponsors, the Company, the Depositary and their affiliates, as applicable, are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

The exchange of Company Common Shares for the Share Cash-Out Consideration in respect of any Non-Registered Holder of Company Common Shares is expected to be made with such Non-Registered Holder’s intermediary or nominee account through the procedures in place for such purposes between CDS and such intermediary or nominee. Non-Registered Holders of Company Common Shares should contact their intermediary or nominee if they have any questions regarding this process and to arrange for their intermediary or nominee to complete the necessary steps to ensure that they receive the Share Cash-Out Consideration in respect of their Company Common Shares.

The exchange of Company Notes for New Company Common Shares and New Company Notes in respect of any Non-Registered Holder of Company Notes is expected to be made with such Non-Registered Holder’s intermediary or nominee account through the procedures in place for such purposes between Cede & Co. and such intermediary or nominee. Non-Registered Holders of Company Notes should contact their intermediary or nominee if they have any questions regarding this process and to arrange for their intermediary or nominee to complete the necessary steps to ensure that they receive the New Company Common Shares and New Company Notes in respect of their Company Notes.

Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Company Common Shares or Company Notes that is not deposited with all other documents as required by the Plan of Arrangement on or before the day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of New Mood, the Company or the Sponsors. In such case and on such date, any and all consideration to which such former holder was entitled shall be deemed to have been surrendered to New Mood, the Company or the Sponsors, as applicable. Any payment made by way of cheque by New Mood, the Company, the Sponsors or the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to New Mood, the Company, the Sponsors or the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to New Mood, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Company Common Shares or Company Notes to receive the consideration for such Company Common Shares or Company Notes, as applicable, pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to New Mood, the Company or the Sponsors, as applicable, for no consideration.

Treatment of Fractional New Company Common Shares and New Company Notes

If the aggregate number of New Company Common Shares to which a Company Noteholder would be entitled under the Plan of Arrangement would include a fractional share, then the number of New Company Common Shares that such former Company Noteholder is entitled to receive shall be rounded down to the next whole number and no former Company Noteholder will be entitled to any consideration or compensation in respect of such fractional New Company Common Shares.

If a Company Noteholder would be entitled under the Plan of Arrangement to receive any fractional interest of New Company Notes, then such former Company Noteholder will receive the nearest $1.00 (with fractions equal to exactly $0.50 being rounded up).

Mail Service Interruption

Notwithstanding the provisions of this Circular, the Letters of Transmittal, the Arrangement Agreement or Plan of Arrangement, certificates representing New Company Common Shares or New Company Notes, and certificates representing Company Common Shares or Company Notes to be returned if applicable, will not be mailed if the Company determines that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Company Common Shares and Company Notes in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as the Company has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Company Common Shares and Company Notes were deposited.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Company Common Shares or Company Notes that were transferred or cancelled, as applicable, pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, New Mood or the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate, the Share Cash-Out Consideration or the New Company Common Shares and New Company Notes, as applicable, to which the holder is entitled pursuant to the Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the person whom such Share Cash-Out Consideration or New Company Common Shares and New Company Notes, as applicable, is to be issued and delivered shall, as a condition precedent to the delivery of such Share Cash-Out Consideration or the New Company Common Shares and New Company Notes, as applicable, give a bond satisfactory to New Mood (acting reasonably) in such sum as New Mood may direct, or otherwise indemnify New Mood in a manner satisfactory to New Mood, acting reasonably, against any claim that may be made against New Mood with respect to the certificate alleged to have been lost, stolen or destroyed.

Right to Dissent

Arrangement Shareholder Resolution

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Holders of Company Common Shares with Dissent Rights in respect of the Arrangement Shareholder Resolution pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Pursuant to section 190 of the CBCA as modified and supplemented by the Interim Order, Registered Holders of Company Common Shares have Dissent Rights in respect of the Arrangement Shareholder Resolution and the right to be paid an amount equal to the fair value of their Company Common Shares as of the close of business on the Business Day before the Arrangement Shareholder Resolution was approved. Company Shareholders are cautioned that fair value could be determined to be less than the value of the Share Cash-Out Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Company Shareholder submitted his or her Company Common Shares to the Company for the Share Cash-Out Consideration pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

The following is only a summary of the Dissent Rights and provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix S to this Circular. It is recommended that any Registered Holder of Company Common Shares wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a Registered Holder of Company Common Shares may exercise the Dissent Rights in respect of Company Common Shares that are registered in that Registered Holder’s name.

In many cases, Company Common Shares beneficially owned by a Non-Registered Holder of Company Common Shares are registered either: (a) in the name of an Intermediary that the Non-Registered Holder of Company Common Shares deals with in respect of the Company Common Shares; or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder of Company Common Shares will not be entitled to exercise its Dissent Rights directly (unless the Company Common Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder of Company Common Shares that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder of Company Common Shares deals in respect of its Company Common Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf (which, if the Company Common Shares are registered in the name of CDS or other clearing agency, may require that such Company Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Company Common Shares in the name of the Non-Registered Holder of Company Common Shares, in which case the Non-Registered Holder would be able to exercise the Dissent Rights directly. In addition, pursuant to section 190 of the CBCA and the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder’s Company Common Shares but may dissent only with respect to all Company Common Shares held by such Dissenting Shareholder.

The Dissent Procedures require that a Registered Holder of Company Common Shares who wishes to dissent must send a written notice of objection to the Arrangement Shareholder Resolution or the Continuance and Domestication Resolution to the Company c/o Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada (Attention: Alexander Rose) to be received by no later than 5:00 p.m. (Toronto time) on June 13, 2017 or, in the case of any adjournment(s) or postponement(s) of the Company Shareholder Meeting, by no later than 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the day of the adjourned or postponed Company Shareholder Meeting, and must otherwise strictly comply with the Dissent Procedures. A Registered Holder of Company Common Shares who intends to exercise Dissent Rights in respect of the Arrangement Shareholder Resolution should seek legal advice as failure to strictly comply with the Dissent Procedures will result in loss of Dissent Rights.

The giving of a Dissent Notice does not deprive a Dissenting Shareholder of such Company Shareholder’s right to vote at the Company Shareholder Meeting; however, a Company Shareholder is not entitled to exercise the Dissent Rights with respect to any Company Common Shares if the Company Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy or otherwise, to have instructed the Company Shareholder’s proxyholder to vote) in favour of the Arrangement Shareholder Resolution. A vote against the Arrangement Shareholder Resolution or the execution or exercise of a proxy does not constitute a Dissent Notice. A Dissenting Shareholder, however, may vote as a proxy for a Company Shareholder whose proxy required an affirmative vote, without affecting the Dissenting Shareholder’s right to exercise the Dissent Rights. See “Part IV — General Proxy Matters.”

The Company is required within 10 days after the Company Shareholders adopt the Arrangement Shareholder Resolution to notify each Dissenting Shareholder that the Arrangement Shareholder Resolution has been adopted. Such notice is not required to be sent to any Company Shareholder that voted in favour of the Arrangement Shareholder Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder that has not withdrawn its Dissent Notice prior to the Company Shareholder Meeting must, within 20 days after receipt of notice that the Arrangement Shareholder Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Shareholder Resolution has been adopted, send to the Company a Demand for Payment. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to the Company certificates representing the Dissenting Shares. The Company or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder that fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by the Company as determined pursuant to the Interim Order, unless: (a) the Dissenting Shareholder withdraws its Dissent Notice before the Company makes an Offer to Pay; (b) the Company fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment; or (c) the Board revokes the Arrangement Shareholder Resolution. In (a) and (b), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

Pursuant to the Plan of Arrangement, in no case shall the Company, New Mood or any other person be required to recognize any Dissenting Shareholder as a Company Shareholder after the Effective Time, and the names of such Company Shareholders shall be deleted from the list of Registered Holders at the Effective Time. Pursuant to the Plan of Arrangement, Dissenting Shareholders that are ultimately determined to be entitled to be paid the fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to Mood at the Effective Time.

Pursuant to the Plan of Arrangement, Dissenting Shareholders that are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

The Company is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder that has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the Company to be the fair value of the Dissenting Shares, accompanied by a statement showing the manner in which the fair value was determined. The Company must pay for the Dissenting Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay for a Dissenting Shareholder’s Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a Dissenting Shareholder must be made to a court in Ontario or a court having jurisdiction in the place where the Dissenting Shareholder resides if the Company carries on business in that province.

Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders that have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder that should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement in favour of the Sponsors that the aggregate number of Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as at 5:00 p.m. (Toronto time) on the Determination

Date shall not exceed 5% of the issued and outstanding Company Common Shares. See “Part I — The Arrangement — The Arrangement Agreement — Conditions to the Arrangement” above.

Continuance and Domestication Resolution

Pursuant to section 190 of the CBCA, Registered Holders of Company Common Shares have the right to dissent in respect of the Continuance and Domestication Resolution and the right to be paid an amount equal to the fair value of their Company Common Shares as of the close of business on the Business Day before the Continuance and Domestication Resolution was approved. Company Shareholders are cautioned that fair value could be determined to be less than the value of the Share Cash-Out Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a holder of Company Common Shares exercising dissent rights in respect of the Continuance and Domestication Resolution may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Company Shareholder submitted his or her Company Common Shares to the Company for the Share Cash-Out Consideration pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by such holder of Company Common Shares of consideration for such holder’s Company Common Shares.

A Registered Holder of Company Common Shares who intends to exercise rights of dissent in respect of the Continuance and Domestication Resolution should seek legal advice as failure to strictly comply with the dissent procedures, as set forth in section 190 of the CBCA, will result in loss of the right to dissent in respect of the Continuance and Domestication Resolution.

Interests of Certain Persons or Companies in the Arrangement

The directors and executive officers of the Company and certain of their associates or affiliates may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of the Company Securityholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by the Company Securityholders.

Company Common Share, Company Option and Company DSU Ownership and Incentive Awards

As of the date of this Circular, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 162,146 Company Common Shares, representing less than 1% of the outstanding Company Common Shares (not including the Company Common Shares beneficially owned or controlled by Arbiter or other funds and accounts managed by Arbiter Partners Capital Management, LLC, of which Mr. Levin, a director of the Company, is a principal), an aggregate of 4,200,000 Company Options and an aggregate of 5,067,017 Company DSUs. All Company Common Shares, Company Options and Company DSUs held by directors and executive officers of the Company and their associates and affiliates will be treated in the same fashion under the Arrangement as Company Common Shares, Company Options and Company DSUs held by other Company Shareholders, holders of Company Options and holders of Company DSUs.

In connection with entering into the Arrangement Agreement, the Company entered into voting support agreements with certain directors and officer of the Company.

Interests of Certain Persons in the MMGSA Note Redemption

In connection with the Arrangement, the Company, in consultation with the Sponsors, will take all actions reasonably requested or required to effect the MMGSA Note Redemption, including the funding on the Effective Date the amount of cash necessary for the Company to satisfy and discharge the MMGSA Note Indenture. Pursuant to the terms of such MMGSA Note Indenture, the Company may redeem all or a part of the MMGSA Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption price of 106% of the principal amount of the

MMGSA Notes, plus accrued and unpaid interest, if any, on MMGSA Notes redeemed on or after August 6, 2017, but prior to August 6, 2018.

Arbiter and other funds and accounts managed by Arbiter Partners Capital Management, LLC currently beneficially owns or controls 32,128,324 Company Common Shares, as well as $12,130,000 aggregate principal amount of MMGSA Notes, which will be redeemed at a redemption price of approximately $12,857,800 pursuant to the MMGSA Note Redemption, in accordance with the terms and conditions of the MMGSA Note Indenture.

Fidelity currently beneficially owns or controls Company Common Shares, which will be treated in the same fashion under the Arrangement as Company Common Shares held by other Company Shareholders, as well as MMGSA Notes, which will be redeemed pursuant to the MMGSA Note Redemption, in accordance with the terms and conditions of the MMGSA Note Indenture.

Change in Control Provisions

Company Employment Agreements

The Company has entered into individual employment agreements with the following executive officers, pursuant to which such individuals may receive change in control payments or other benefits: Steven Richards (President & Chief Executive Officer), Thomas L. Garrett, Jr. (Executive Vice President & Chief Financial Officer), Ken Eissing (President, In-Store Media), Randal Rudniski (Executive Vice President, Investor Relations & Global Business Development) and Michael Zendan II (Executive Vice President & General Counsel) (collectively, the “Company Employment Agreements”).

The Company Employment Agreements generally provide for compensation in the event of a termination of employment without cause (including termination by the employee for good reason). The severance period for Mr. Garrett, Mr. Eissing, Mr. Rudniski and Mr. Zendan is generally 12 months. The severance period for Mr. Richards is 18 months.

Severance entitlements generally include accrued base salary and prorated target bonus for the year of termination in addition to COBRA benefit payments and benefits.

Pursuant to Mr. Richards’ Company Employment Agreement, upon the occurrence of a Change of Control (as defined in such Company Employment Agreement) if any payment provided to Mr. Richards constitutes an excess “parachute payment” within the meaning of Section 280G(b) of the U.S. Internal Revenue Code of 1986, as amended (each such parachute payment, a “Parachute Payment”) and will result in the imposition on Mr. Richards of an excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, the Parachute Payments shall be reduced by an amount that results in the receipt by Mr. Richards on an after-tax basis (including the applicable federal, state and local income taxes, and the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code of 1986, as amended) of the greatest total Parachute Payments.

Change of Control Award Plan

On April 6, 2016, the Board, through its Compensation and Governance Committee, adopted the Corporation’s Employee Retention and Incentive Plan (the “Change of Control Award Plan”). The Change of Control Award Plan was amended on April 12, 2017 to reflect the proposed value of the Arrangement. The Change of Control Award Plan established a cash bonus pool in the aggregate amount of $1,992,500 which was allocated and payable to eligible employees of the Company and its Subsidiaries. The allocated bonus awards under the Change of Control Award Plan will be paid to employees of the Company and its Subsidiaries upon closing of the Arrangement.

Retention Bonus Agreements

On April 12, 2017 and in connection with the Arrangement, the Company entered into retention bonus agreements (the “Retention Bonus Agreements”) with certain employees of the Company and its Subsidiaries in the aggregate amount of $3.985 million. Pursuant to the terms of the Retention Bonus Agreements, participant employees were allocated an aggregate bonus award, 50% of which would be paid on the 180th day after the closing of the Arrangement and 50% of which would be paid on the 360th day after the closing of the Arrangement, in each case provided that the participant employee remained actively employed by the Company, New Mood or any of their respective Subsidiaries or affiliates at each payment date. The Retention Bonus Agreements also provided that the aggregate amount of a bonus award allocated to a participant employee will accelerate and become payable in full to such employee if such employee’s employment with the Company, New Mood or any of their respective Subsidiaries or affiliates is terminated by the Company other than for Cause or by the employee with Good Reason (in each case as defined in the Retention Bonus Agreements).

Expenses of the Arrangement

The estimated costs to be incurred by the Company with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to be approximately $34 million in aggregate cash payments, excluding the related expenses for the Change of Control Award Plan and Retention Bonus Agreements.

Pursuant to the Arrangement Agreement and subject to certain exceptions and limitations, the Company shall reimburse the Sponsors for: (a) all reasonable fees and expenses incurred pursuant to applicable engagement letters or other agreement among the Sponsors and their advisors and in connection with the Arrangement and the transactions related thereto and the CBCA Proceedings, including, without limitation, by paying the reasonable fees and expenses of the Sponsors’ advisors charged at their standard rates; and (b) any filing or related fees or expenses payable to a Governmental Entity in connection with a Regulatory Approval.

Securities Law Matters

Canada

The Company is currently a reporting issuer in each of the provinces and territories in Canada.

The distribution of the New Company Common Shares and the New Company Notes pursuant to the Arrangement will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian Securities Laws. The New Company Common Shares and the New Company Notes received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (a) the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (b) the trade is not a “control distribution” as defined National Instrument 45-102 — Resale of Securities; (c) no unusual effort is made to prepare the market or to create a demand for the New Company Common Shares or the New Company Notes, as applicable; (d) no extraordinary commission or consideration is paid to a person or company in respect of such sale; and (e) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of applicable Canadian securities laws.

In connection with the Arrangement, the Company will file an application with the Canadian securities regulatory authorities for the Company to cease to be a “reporting issuer” in Canada. If the Company ceases to be a reporting issuer in Canada, the requirement described in the foregoing clause (a) will not be satisfied and, unless another exemption from the prospectus requirements under Canadian securities legislation is available, the New Company Common Shares and New Company Notes would not be freely tradable in Canada.

MI 61-101

As a reporting issuer in each of the provinces and territories of Canada, the Company is subject to applicable securities laws of such provinces and territories. The securities regulatory authorities in the Provinces of Ontario and Quebec have adopted MI 61-101, which regulates transactions that raise the potential for conflicts of interest.

MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. If MI 61-101 applies to a proposed transaction of a reporting issuer, then enhanced disclosure in documents sent to security holders, the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), and a formal valuation prepared by an independent and qualified valuator, are all mandated (subject to certain exemptions). The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101). The Arrangement is considered a “business combination” in respect of the Company pursuant to MI 61- 101 since the interest of a holder of a Company Common Share may be terminated without the holder’s consent and Arbiter and Fidelity, each a “related party” (as defined in MI 61-101) of the Company, is entitled to receive a “collateral benefit” (as defined in MI 61-10) under the Arrangement. Accordingly, MI 61-101 requires that, in addition to the approval of the Arrangement Shareholder Resolution by at least 66 2/3% of the votes cast by Company Shareholders, present in person or represented by proxy, at the Company Shareholder Meeting, the Arrangement would also require the approval of the Arrangement Shareholder Resolution by a simple majority of the votes cast by Company Shareholders, excluding votes cast in respect of Company Common Shares held by Arbiter, other funds and accounts managed by Arbiter Partners Capital Management, LLC, Mr. Levin (a director of the Company and a principal of Arbiter) and Fidelity.

As a result, a total of 52,925,634 Company Common Shares, representing approximately 28.8% of the issued and outstanding Company Common Shares, will be excluded from the majority of minority votes required under MI 61-101 to approve the Arrangement Shareholder Resolution.

Formal Valuation

MI 61-101 also requires that the Company obtain a “formal valuation” of the Company Common Shares in connection with the Arrangement. The Company retained Origin to provide the Special Committee and the Board with a formal valuation of the Company Common Shares as at April 12, 2017. On the basis of the particular assumptions, limitations and qualifications set forth in the Origin Opinions and Valuation, Origin is of the opinion that, as of April 12, 2017, the fair market value of the Company Common Shares is in the range of nil to C$0.29 per Company Common Share. Origin has confirmed that it is independent within the meaning of MI 61-101, and in particular, Origin is not: (a) an associated or affiliated entity or an issuer insider of an Interested Party; (b) an advisor to the Company or any other Interested Party in connection with the Arrangement except in respect of the preparation of the Origin Opinions and the Valuation; (c) a manager or co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group); or (d) an external auditor of the Company or any Interested Parties. Origin does not have a financial interest in: (i) the completion of the Arrangement or any interested parties thereto or (ii) the conclusion reached in the Origin Opinions and Valuation. Please see “Part I — The Arrangement — Financial Advisors Opinions — Origin Opinions and Valuation” for additional information regarding the Origin Opinions and Valuation. A copy of the Origin Opinions and Valuation is attached as Appendix K-2 to this Circular.

Prior Valuations

To the knowledge of the Company, after reasonable inquiry, there are no prior valuations that would need to be disclosed in connection with the Origin Opinions and Valuation.

Prior Offer

During the previous 24 months, the Company has not received any prior formal offers relating to the Company Common Shares or the Company Notes, or other offers that are otherwise relevant to the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to section 192 of the CBCA, which provides that, where it is not practicable for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the CBCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the CBCA, such an application will be made the Company for approval of the Arrangement. See “— Court Approvals — Final Order” above. Although there have been a number of judicial decisions considering this section of the CBCA and applications to various arrangements, there have not been, to the knowledge of the Company, any recent significant decisions which would apply in this instance. Company Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The New Company Common Shares, New Company Notes and Substituted New Company Notes to be issued under the Arrangement and the other transactions contemplated by the Arrangement Agreement (excluding the New Company Common Shares to be offered and sold in the New Capital Offering) are being offered and sold in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof, which exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.

The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement and such issuance will be considered. The Court has been advised that if the terms and conditions of the Arrangement and such issuance are approved by the Court, the Company intends to use the Final Order of the Court approving the Arrangement and such issuance as a basis for the exemption from registration under the U.S. Securities Act of the New Company Common Shares, New Company Notes and Substituted New Company Notes to be issued under the Arrangement (excluding the New Company Common Shares to be offered and sold in the New Capital Offering). Therefore, subject to the additional requirements of Section 3(a)(10), should the Court make a Final Order approving the Arrangement and such issuance of the New Company Common Shares, New Company Notes and Substituted New Company Notes (excluding the New Company Common Shares to be offered and sold in the New Capital Offering) pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act. The Court granted the Interim Order on May 18, 2017 and, subject to the approval of the Arrangement by Company Securityholders and satisfaction of certain other conditions, a hearing in respect of the Final Order will be held on or about June 20, 2017 by the Court. See “Part I — The Arrangement — Court Approvals.”

The New Company Common Shares, New Company Notes and Substituted New Company Notes to be issued under the Arrangement (excluding the New Company Common Shares to be offered and sold in the New Capital Offering) will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are “Affiliates” of the Company at such time or were Affiliates of the Company within 90 days before such time. Persons who may be deemed to be “Affiliates” of an issuer include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer.

The New Company Common Shares to be offered and sold in the New Capital Offering are being offered and sold exclusively to Eligible Company Noteholders in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 4(a)(2) thereof, which exempts transactions by an issuer not involving any public offering. Accordingly, such New Company Common Shares are restricted securities and may be transferred or resold only in transactions registered under, or exempt from the registration requirements of, the U.S. Securities Act and applicable state securities laws.

Any resale of New Company Common Shares, New Company Notes or Substituted New Company Notes by an “Affiliate” (or former “Affiliate”) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom.

The solicitations of proxies for the Company Meetings are not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Company Shareholders and Company Noteholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Experts

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP on behalf of the Company and certain United States legal matters relating to the Arrangement are to be passed on by Kirkland & Ellis LLP on behalf of the Company. As at the date of this Circular, the partners and associates of each of Stikeman Elliott LLP and Kirkland & Ellis LLP beneficially owned, directly or indirectly, less than 1% of any class of securities of the Company.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to Company Securityholders who dispose of their Company Common Shares or Company Notes pursuant to the Arrangement and who, for the purposes of the Tax Act and at all relevant times, hold their Company Common Shares or Company Notes, as applicable, as capital property, deal at arm’s length with the Company and are not affiliated with the Company (a “Holder”). Generally, the Company Common Shares and Company Notes will be capital property to a Holder unless the Company Common Shares or Company Notes, as applicable, are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary also assumes that a Holder will hold their New Company Common Shares and New Company Notes (and, after the redemption of the New Company Notes, the Substituted New Company Notes) as capital property at all relevant times.

This summary is based upon the current provisions of the Tax Act and an understanding of the current administrative policies and assessing practices published in writing by the CRA prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (“Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to a Holder: (a) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency; or (e) that has entered or enters into a “derivative forward agreement” (as defined in the Tax Act) with respect to any Company Common Share, Company Note, New Company Common Share or New Company Note (or, after redemption of the New Company Note, Substituted New Company Note).

This summary does not describe the tax consequences to holders of Company Options or Company DSUs of any payment made pursuant to the Arrangement in respect of such Company Options or Company DSUs and does not describe all of the tax consequences that may be relevant to a Holder who acquired Company Common Shares on the exercise of Company Options. This summary also does not address the tax consequences applicable to the cancellation of the Company Warrants.

This summary is not, and is not intended to be, legal or tax advice to any particular Company Shareholder or Company Noteholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Company Shareholders and Company Noteholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary applies to a Holder that is resident in Canada for purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders whose Company Common Shares or Company Notes might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Company Common Shares or Company Notes and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances. Following the Domestication, the subsection 39(4) election will not be available in respect of the New Company Common Shares and the New Company Notes (and, after the redemption of the Company Notes, the Substituted New Company Notes), and a Resident Holder that has made an election under subsection 39(4) should consult its own tax advisor in this regard.

Consequences Applicable to Resident Holders of Company Common Shares

Disposition of Company Common Shares

A Resident Holder who disposes of Company Common Shares under the Arrangement will be deemed to receive a dividend equal to the amount by which the Share Cash-Out Consideration exceeds the paid-up capital of the Resident Holder’s Company Common Shares. The Company has determined that the paid-up capital of each Company Common Share is at least equal to or in excess of C$0.17, being the amount of the Share Cash-Out Consideration. Accordingly, a Resident Holder should not realize any deemed dividend on the disposition of Company Common Shares pursuant to the Arrangement.

A Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the Share Cash- Out Consideration received by the Resident Holder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Company Common Shares to the Resident Holder and any reasonable costs of disposition for such Company Common Shares.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Company Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Company Common Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Company Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may apply should consult their own tax advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year during which the disposition will occur may be liable for a refundable tax on its “aggregate investment income,” which is defined to include amounts of interest and taxable capital gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dissenting Shareholders

A Resident Holder who properly exercises Dissent Rights (a “Dissenting Resident Holder”) shall be deemed to transfer such holder’s Company Common Shares to the Company. If such Dissenting Resident Holder is ultimately entitled to be paid the fair value for its Company Common Shares by the Company pursuant to the Dissent Rights, although not free from doubt, the Dissenting Resident Holder may be deemed to receive a dividend equal to the amount by which the amount received (other than interest awarded by a Court, if any) from the Company exceeds the paid-up capital of the Dissenting Resident Holder’s Company Common Shares. As discussed above under the heading “Disposition of Company Common Shares,” the Company has determined that the paid-up capital of each Company Common Share is at least equal to or in excess of C$0.17. However, there is no guarantee that the amount awarded by a court would not exceed the paid-up capital of a holder’s Company Common Shares. A Dissenting Resident Holder should consult its own tax-advisor with respect to whether it will realize a deemed dividend and, if so, the tax consequences associated with receiving a deemed dividend.

A Dissenting Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the amount received in respect of the fair value of the holder’s Company Common Shares (less the deemed dividend, if any, referred to above and not including any interest awarded by a court) exceeds (or is less than) the adjusted cost base of such Company Common Shares and any reasonable costs of disposition. See “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Losses.”

Interest awarded by a court to a Dissenting Shareholder is required to be included in the holder’s income for purposes of the Tax Act. A Dissenting Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year during which the disposition will occur may be liable for a refundable tax on its “aggregate investment income,” which is defined to include amounts of interest and taxable capital gains.

Consequences Applicable to Resident Holders of Company Notes

As a result of the Continuance and Domestication, it is expected that the Company will cease to be resident in Canada for purposes of the Tax Act. The balance of this summary assumes that the Company will no longer be resident in Canada for purposes of the Tax Act as of the Effective Date.

Taxation of Interest on the Company Notes

As part of the Arrangement all unpaid interest accrued to the Effective Date on the Company Notes shall be paid. A Resident Holder will be required to include all such interest in computing its income under the Tax Act for the taxation year in which the Effective Date occurs, to the extent that such amounts have not otherwise been included in income in a preceding taxation year.

Any U.S. tax or withholding tax paid by or on behalf of a Resident Holder in respect of interest paid on the notes may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income from sources in that country. The amount that an individual or trust may deduct in computing income in respect of foreign tax paid to a particular foreign country may be limited if the foreign tax is not paid in respect of a source of income in that country. Any interest received on the notes by a Resident Holder may not be treated as income sourced in the U.S. for purposes of determining the amount of any foreign tax credit or deduction available under the Tax Act. Resident Holders are advised to consult their own tax advisors with respect to the availability of a Canadian foreign tax credit or deduction having regard to their particular circumstances. See “Part I — The Arrangement — Certain United States Federal Income Tax Considerations.”

Exchange of Company Notes

Pursuant to the Arrangement, Company Noteholders will exchange their Company Notes for the Participating Company Note Consideration, in the case of a Funding Company Noteholder, or the Non-Participating Company Note Consideration, in the case of a Non-Participating Noteholder (the “Exchange”). Each of the Participating Company Note Consideration and the Non-Participating Company Note Consideration will consist of a combination of New Company Notes and New Company Common Shares.

A Resident Holder will be considered to have disposed of its Company Notes upon their exchange for the Participating Company Note Consideration or the Non-Participating Company Note Consideration, as applicable. In general, a Resident Holder will realize a capital gain (or capital loss) on the Exchange equal to the amount by which the Resident Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Company Notes. A Non-Participating Company Noteholder’s proceeds of disposition of the Company Notes will generally be an amount equal to the aggregate of the fair market value (at the time of the Exchange) of the New Company Common Shares and the New Company Notes received by the Non-Participating Company Noteholder on the Exchange. Subject to the following paragraph, a Non- Participating Noteholder should be considered to have acquired the New Company Common Shares and New Company Notes at a cost equal to their fair market value at the time of Exchange. A Funding Company Noteholder will receive New Company Common Shares as part of the Participating Company Note Consideration as well as through a separate step in the Arrangement pursuant to which a Funding Company Noteholder will be issued shares in consideration for the Funded Amount advanced by such Funding Company Noteholder. Funding Company Noteholders should consult their own tax-advisors with respect to determining their proceeds of disposition of the Company Notes, and with respect to determining their cost of the New Company Notes acquired pursuant to the Exchange and the New Company Common Shares acquired under the Arrangement.

If and to the extent that the fair market value of the Participating Company Note Consideration or the Non- Participating Company Note Consideration, as applicable, considered to be received by a Resident Holder in consideration for its Company Notes is less than the adjusted cost base to the Resident Holder of the Company Notes exchanged for the Participating Company Note Consideration or the Non-Participating Company Note Consideration, as applicable, together with any reasonable costs of disposition, a portion of the loss otherwise realized will be denied for purposes of the Tax Act and will instead be added in computing the Resident Holder’s adjusted cost base of the Company Notes so received. The amount of the loss that will be allowed will be equal to the amount of the loss otherwise determined, multiplied by a fraction, the numerator of which is the amount of the fair market value of all the consideration received by the Resident Holder in consideration for its Company Notes less the fair market value of the New Company Notes received by the Resident Holder, and the denominator of which is the amount of the fair market value of all the consideration received by the Resident Holder in consideration for its Company Notes. The tax treatment of any capital gain and the portion of any capital loss which is not denied is the same as described above under “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Consequences Applicable to Resident Holders of Company Common Shares — Taxation of Capital Gains and Capital Losses.”

Redemption of New Company Notes by delivery of a corresponding aggregate principal amount of Substituted New Company Notes

It is expected that the New Company Notes will be redeemed by a delivery of a corresponding aggregate principal amount of Substituted New Company Notes immediately following the Domestication. A Resident Holder will be considered to have disposed of its New Company Notes upon the redemption thereof. In general, the consequences of this repayment should be as described below in this section under the heading “Sale, Redemption or Repayment of the New Company Notes or Substituted New Company Notes.”

Eligibility for Investment of New Company Common Shares, New Company Notes and the Substituted New Company Notes

It is expected that none of the New Company Common Shares, the New Company Notes or the Substituted New Company Notes will be listed on a “designated stock exchange” (for purposes of the Tax Act), and as a result of the Continuance and Domestication it is also expected that the Company will cease to be resident in Canada for purposes of the Tax Act. Accordingly, the New Company Common Shares, the New Company Notes and the Substituted New Company Notes, following the Domestication, will not be a qualified investment for registered retirement savings plans, registered retirement income funds, registered education savings plans (“RESPs”), deferred profit sharing plans, registered disability savings plans or tax-free savings accounts (collectively, the “Deferred Plans”).

The acquisition of a non-qualified investment may result in tax to the trust and the annuitant or beneficiary and, in the case of an RESP, possible deregistration. Accordingly, such trusts should consider disposing of any Company Notes held prior to the Effective Time. Company Noteholders who hold their Company Notes in a Deferred Plan are urged to consult their own tax advisor.

Interest on the New Company Notes and Substituted New Company Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in income for a taxation year the amount of interest accrued or deemed to accrue on the New Company Notes or Substituted New Company Notes, as applicable, to the end of the taxation year or that became receivable or was received by it before the end of the year, to the extent such amounts have not otherwise been included in such Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in income for a taxation year any interest on the New Company Notes or Substituted New Company Notes received, including as a payment in kind, or receivable by such Resident Holder in the year (depending upon the method regularly followed by the Resident Holder in computing income) except to the extent that such amount was otherwise included in its income for a preceding taxation year. In addition, if at any time a New Company Note or Substituted New Company Note is, or becomes, an “investment contract” (as defined in the Tax Act) in relation to such Resident Holder, the Resident Holder will be required to include in computing its income for a taxation year any interest that accrues to the Resident Holder on the New Company Notes or Substituted New Company Note, as applicable, to the end of any “anniversary day” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

It is possible that the issue price of the New Company Notes or Substituted New Company Notes for purposes of the Tax Act will be less than their stated principal amount such that a “discount” may be considered to arise on issuance of the New Company Notes or Substituted New Company Notes. A Resident Holder may be required to include the amount of the discount in computing its income, in one or more taxation years in which the discount accrues or in a taxation year in which the discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors in this regard.

Sale, Redemption or Repayment of the New Company Notes or Substituted New Company Notes

On a disposition or a deemed disposition of a New Company Note or Substituted New Company Note (other than on a repayment of a New Company Note or Substituted New Company Note), a Resident Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition or that became receivable or is received on or before the date of disposition, to the extent that such amounts have not otherwise been included in the Resident Holder’s income for the year or a preceding taxation year.

In general, a disposition or a deemed disposition of a New Company Note or Substituted New Company Note will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Resident Holder’s income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the New Company Notes or Substituted New Company Notes, as applicable. Any such capital gain (or capital loss) will be subject to the treatment described at “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Securityholders Resident of Canada — Taxation of Capital Gains and Capital Losses” above.

Any premium paid to a Resident Holder on the redemption or repurchase of a New Company Note or Substituted New Company Note, as applicable (other than in the open market in the manner any such obligation would normally be purchased in the open market by any member of the public), will generally be deemed to be interest received by the Resident Holder at the time of the payment to the extent that it can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by the issuer of the New Company Note or Substituted New Company Note, as applicable, for its taxation year ending after that time. Such interest will be required to be included in computing the Resident Holder’s income in the manner described above.

Dividends on the New Company Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on its New Company Common Shares, including amounts deducted for any U.S. withholding tax. In the case of a Resident Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations. In the case of a Resident Holder that is a corporation, such Canadian Resident Holder will not be able to deduct the amount of dividends in computing its taxable income.

A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” which is defined to include amounts in respect of taxable capital gains and certain dividends.

Disposition of New Company Common Shares

A Resident Holder who disposes of New Company Common Shares will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received by the Resident Holder exceeds (or is less than) the aggregate of the adjusted cost base of the New Company Common Shares to the Resident Holder and any reasonable costs of disposition for such New Company Common Shares. The tax treatment of capital gains and losses is described at “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Securityholders Resident of Canada — Taxation of Capital Gains and Capital Losses” above.

Foreign Tax Credits

To the extent that U.S. withholding taxes are imposed on dividends or interest paid on the New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations under the Tax Act. Similarly, Canadian foreign tax credits may be available to the extent of any U.S. tax levied on any gain resulting from the disposition of New Company Common Shares, New Company Notes or Substituted New Company Notes. Resident Holders are advised to consult their own tax advisors with respect to the availability of a Canadian foreign tax credit or deduction having regard to their particular circumstances.

Foreign Property Information Reporting

A Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including a New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity,” as will certain partnerships. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Offshore Investment Fund Property

The Tax Act contains rules which may require a taxpayer to include in income in each taxation year an amount in respect of the holding of an “offshore investment fund property”. These rules could apply to a Resident Holder in respect of a New Company Common Shares, New Company Notes or Substituted New Company Notes if two conditions are both satisfied.

The first condition for such rules to apply is that the value of the a New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (“Investment Assets”).

The second condition for such rules to apply to a Resident Holder is that it must be reasonable to conclude that one of the main reasons for the Resident Holder acquiring or holding New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Resident Holder.

If applicable, these rules would generally require a Resident Holder to include in income for each taxation year in which the Resident Holder owns New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, (i) an imputed return for the taxation year computed on a monthly basis and determined by multiplying the Resident Holder’s “designated cost” (as defined in the Tax Act) of the New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, at the end of the month by 1/12th of the applicable prescribed rate for the period that includes such month, less (ii) the Resident Holder’s income for the year (other than a capital gain) from the New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, determined without reference to these rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base to the Resident Holder of its New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable.

The application of these rules depends, in part, on the reasons for a Resident Holder acquiring or holding a New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of these rules, in their own particular circumstances.

Holders Not Resident in Canada

The following discussion is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times: (a) is not resident in Canada, and (b) does not use or hold, and is not deemed to use or hold the Company Common Shares, Company Notes, New Company Common Shares, New Company Notes or Substituted New Company Notes, as applicable, in carrying on a business in Canada; and (c) is entitled to all payments of interest and principal in respect of the Company Notes (a “Non-Resident Holder”).

This discussion is not applicable to: (a) a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere; (b) a Non-Resident Holder that is an “authorized foreign bank” (as defined in the Tax Act); or (c) a Non-Resident Holder that is, or does not deal at arm’s length with, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company. A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Tax Act) owns or has the right to acquire or control 25% or more of the Company’s shares determined on a votes or fair market value basis. Such Non-Resident Holders should consult their own tax advisors.

Consequences Applicable to Non-Resident Holders of Company Common Shares

Disposition of Company Common Shares

For the reason discussed above at “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Company Common Shares,” a Non-Resident Holder should not realize a deemed dividend on the disposition of Company Common Shares pursuant to the Arrangement.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any capital loss) realized on the disposition of Company Common Shares pursuant to the Arrangement unless such Company Common Shares constitute “taxable Canadian property” of the Non-Resident Holder and the gain is not exempt from tax under an applicable tax treaty.

The Company Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder provided that such shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX), unless at any time during the 60-month period immediately preceding the disposition of the Company Common Shares: (a) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (b) more than 50% of the fair market value of the Company Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) Canadian resource properties; (c) timber resource properties; and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c). In certain other circumstances the Company Common Shares may be deemed to be “taxable Canadian property” of a Non-Resident Holder.

A Non-Resident Holder should consult its own tax-advisor if its Company Common Shares are or may be “taxable Canadian property.”

Dissenting Shareholders

As discussed above under the heading “Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Shareholders,” a Non-Resident Holder who properly exercises Dissent Rights (a “Dissenting Non-Resident Holder”) may be deemed to receive a dividend equal to the amount by which the amount received (other than interest awarded by a Court, if any) from the Company exceeds the paid-up capital of the Dissenting Non-Resident Holder’s Company Common Shares. Any such dividend would be subject to Canadian non-resident withholding tax at a rate of 25%, subject to reduction under an applicable tax-treaty between Canada the Dissenting Non-Resident Holder’s country of residence. A Dissenting Resident Holder should consult its own tax-advisor with respect to whether it will realize a deemed dividend and, if so, the tax consequences associated with receiving a deemed dividend.

A Non-Resident Dissenting Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any capital loss) realized on the disposition of Company Common Shares pursuant to the Arrangement unless such Company Common Shares constitute “taxable Canadian property” of the Non-Resident Dissenting Holder and the gain is not exempt from tax under an applicable tax treaty.

Consequences Applicable to Non-Resident Holders of Company Notes

Taxation of Interest on the Company Notes

As part of the Arrangement all unpaid interest accrued to the Effective Date on the Company Notes shall be paid. A Non-Resident Holder will not be subject to Canadian withholding tax on the payment of such interest.

Exchange of Company Notes

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any capital loss) realized on the exchange of Company Notes for the Participating Company Note Consideration or the Non-Participating Company Note Consideration, as applicable.

New Company Notes and Substituted New Company Notes

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of interest accrued or paid on the New Company Notes or the Substituted New Company Notes, and will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any capital loss) realized on the disposition of a New Company Note or Substituted New Company Note.

New Company Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of dividends paid on the New Company Common Shares. A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any capital loss) realized on the disposition of a New Company Common Share unless such New Company Common Share constitutes “taxable Canadian property” of the Non- Resident Holder and the gain is not exempt from tax under an applicable tax treaty. See “Part I — The Arrangement— Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Consequence”s Applicable to Non-Resident Holders of Company Common Shares — Disposition of Company Common Shares above for a discussion of what constitutes “taxable Canadian property.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax consequences of the Arrangement to the Company, the Company Shareholders and the Company Noteholders. This summary is based on the Code, the Treasury Regulations and administrative and judicial interpretations and practice, all as in effect on the date of this Circular and all of which are subject to change, with possible retroactive effect. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained and the Company does not intend to seek a ruling from the IRS as to any of the tax consequences of the Arrangement discussed below. There can be no assurance that the IRS will not challenge one or more of the tax consequences of the Arrangement described below.

This summary does not apply to the Company Shareholders or the Company Noteholders that are subject to special treatment under U.S. federal income tax law (including, without limitation, banks, governmental authorities or agencies, financial institutions, insurance companies, pass-through entities, tax-exempt organizations, brokers and dealers in securities, mutual funds, small business investment companies, employees, persons holding Company Common Shares or Company Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale, or conversion transaction, real estate investment trusts and regulated investment companies). Moreover, this summary does not purport to cover all aspects of U.S. federal income taxation that may apply to the Company Shareholders or the Company Noteholders based upon their particular circumstances. Additionally, this summary does not discuss any tax consequences that may arise under any laws other than U.S. federal income tax law, including under state, local, or non-U.S. tax law.

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a Company Shareholder or Company Noteholder, the tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and the activities of the entity. Partners (or other owners) of partnerships (or other pass-through entities) that own Company Common Shares or Company Notes should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Accordingly, the following summary of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a Company Shareholder or Company Noteholder. All Company

Shareholders and Company Noteholders are urged to consult their own tax advisors for the federal, state, local and other tax consequences applicable under the Arrangement.

Certain United States Federal Income Tax Consequences to the Company

Although the Company is organized in Canada, it is treated as a U.S. corporation for U.S. federal income tax purposes. The following is a discussion of certain U.S. federal income tax consequences of the Arrangement to the Company.

Cancellation of Debt Income

In general, absent an exception, a debtor will realize and recognize cancellation of debt income (“COD Income”) upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (x) the amount of cash paid, (y) the “issue price” (defined below) of indebtedness received (including the New Company Notes) and (z) the fair market value of any other consideration (including the New Company Common Shares and the Subscription Option) given in satisfaction of such indebtedness at the time of the exchange.

A debtor will not, however, be required to include any amount of COD Income in gross income if the debtor is under the jurisdiction of a court in a case under title 11 of the United States Bankruptcy Code or a similar case and the discharge of debt occurs pursuant to that proceeding (the “Bankruptcy Exception”). Instead, as a consequence of such exclusion, a debtor must reduce its tax attributes by the amount of COD Income that it excluded from gross income pursuant to the rule discussed in the preceding sentence. In general, tax attributes will be reduced in the following order: (a) net operating losses (“NOLs”) and NOL carryforwards; (b) general business credit carryovers; (c) minimum tax credit carryovers; (d) capital loss carryovers; (e) tax basis in assets; (f) passive activity loss and credit carryovers; and (g) foreign tax credit carryovers. Alternatively, a debtor with COD Income may elect first to reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the Code. The reduction in tax attributes occurs only after the tax for the year of the debt discharge has been determined. Any excess COD Income over the amount of available tax attributes is not subject to U.S. federal income tax and has no other U.S. federal income tax impact.

The Treasury Regulations address the method and order for applying tax attribute reduction under the Bankruptcy Exception to an affiliated group of corporations, such as the Debtors. Under these regulations, the tax attributes of each member of an affiliated group of corporations that is excluding COD Income is first subject to reduction. To the extent the debtor member’s tax basis in stock of a lower-tier member of the affiliated group is reduced, a “look through rule” requires that a corresponding reduction be made to the tax attributes of the lower-tier member. If a debtor member’s excluded COD Income exceeds its tax attributes, the excess COD Income is applied to reduce certain remaining consolidated tax attributes of the affiliated group.

Although not free from doubt, the Company intends to take the position, and the remainder of this discussion assumes, that as a result of the U.S. Recognition Order, the Arrangement will be considered consummated pursuant to the order of a court in a title 11 or similar proceeding and thus the Company would qualify for the Bankruptcy Exception. Because the Arrangement Agreement provides that the Company Noteholders will receive New Company Common Shares, New Company Notes and, in the case of Eligible Company Noteholders, a Subscription Option, the amount of COD Income, and accordingly the amount of tax attributes required to be reduced, will depend in part on the fair market value of the New Company Common Shares and the Subscription Option and the issue price of the New Company Notes. This value cannot be known with certainty at this time. However, as a result of the consummation of the Arrangement, the Company expects that there will be COD Income and, accordingly, reductions in NOLs, NOL carryforwards, and potentially other tax attributes of the Company and its subsidiaries.

There is another exception to COD Income recognition that is available to insolvent debtor corporations (the “Insolvency Exception”). Under the Insolvency Exception, an insolvent debtor that does not qualify for the Bankruptcy Exception is not required to include COD Income in its gross income to the extent of its insolvency. In this case, the Company would be able to exclude COD Income under the Insolvency Exception only to the extent the

Company’s COD Income exceeds the amount of Share Cash-Out Consideration. Such excluded COD Income would reduce the Company’s tax attributes as described above under the Bankruptcy Exception. Any COD Income up to the amount of the Share Cash-Out Consideration would be included in the Company’s gross income for the year of the Arrangement.

Limitation of NOL Carry Forwards and Other Tax Attributes

The U.S. consolidated group of which the Company is the common parent (the “Company Group”) has substantial NOLs which if available pursuant to the standards set forth below, would be available to reduce the Company Group’s taxable income after the Effective Date.

Following the Effective Date, any remaining NOL carryover, capital loss carryover, tax credit carryovers, and certain other tax attributes (such as losses and deductions that have accrued economically but are unrecognized as of the date of the ownership change) of the Company Group allocable to periods before the Effective Date (collectively, the “Pre-Change Losses”) may be subject to limitation or elimination under sections 382 and 383 of the Code as a result of an “ownership change” of the Company by reason of the transactions pursuant to the Arrangement Agreement.

Under sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the amount of its Pre-Change Losses that may be utilized to offset future taxable income generally is subject to an annual limitation. The rules of section 382 of the Code are complicated, but as a general matter, the issuance of the New Company Common Shares pursuant to the Arrangement Agreement will result in an “ownership change” of the Company for these purposes, and the Company Group’s use of its Pre-Change Losses will be subject to limitation unless an exception to the general rules of section 382 of the Code applies. In addition, certain of the Company Group’s NOLs may already be subject to a limitation under section 382 of the Code due to prior ownership change(s). In general, when NOLs are subject to more than one annual limitation under section 382 of the Code, the lowest annual limitation applies.

If a corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally built-in losses (including amortization or depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation.

If the Company Group has a net unrealized built-in gain as of the Effective Date (taking into account most assets and items of “built-in” income and deductions), then the section 382 limitation may be increased to the extent that the Company Group members recognize certain built-in gains in their assets during the five-year period following the Effective Date, or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65. In general, the Company Group’s net unrealized built-in gain or net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000 or (b) 15% of the fair market value of its assets (with certain adjustments) immediately before the ownership change. The Company does not yet know if the Company Group will be in a net unrealized built-in loss, net unrealized built-in gain or neither position on the Effective Date.

Exchange of New Company Notes for Substituted New Company Notes

It is expected that the New Company Notes will be repaid with the Substituted New Company Notes shortly following the Domestication. DLLC2, a co-issuer of the Substituted New Company Notes, will be an entity that is disregarded from the Company for U.S. federal income tax purposes and will own all of the assets that were owned by the Company immediately before the Arrangement. According to recently issued IRS guidance, the exchange of the New Company Notes for Substituted New Company Notes may be treated as a “significant modification” of the New Company Notes within the meaning of the applicable Treasury Regulations on the basis that a change from a corporate issuer to an issuer that is a disregarded entity causes a debt instrument that was “recourse” to become “nonrecourse” for U.S. federal income tax purposes. Because this exchange is expected to occur on the same day as the Arrangement, the issue price of the Substituted New Company Notes is expected to be equal to the issue price of the New Company Notes. Accordingly, such tax treatment should not give rise to further COD Income to the Company.

General Section 382 Annual Limitations

In general, the amount of the annual limitation to which a corporation that undergoes an “ownership change” would be subject is equal to the product of (a) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (b) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs, which for May 2017 is 2.09%). Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year.

The issuance pursuant to the Arrangement Agreement of the New Company Common Shares, along with the cancellation of existing Company Common Shares through the Arrangement Agreement, is expected to cause an ownership change with respect to the Company on the Effective Date. As a result, unless an exception applies, section 382 of the Code will apply to limit the Company Group’s use after the Effective Date of any Pre-Change Losses. This limitation is independent of, and in addition to, the reduction of tax attributes described in the preceding section resulting from the exclusion of COD Income and the recognition of gain on the disposition of assets.

Special Bankruptcy Exceptions

An exception to the foregoing annual limitation rules generally applies when so-called “qualified creditors” of a debtor corporation under the jurisdiction of a court under title 11 of the United States Bankruptcy Code or similar case receive, in respect of their claims, at least 50% of the vote and value of the stock of the reorganized corporation (or a controlling corporation if also in a title 11 or similar case) (the “382(l)(5) Exception”). Under the 382(l)(5) Exception, a corporation’s Pre-Change Losses are not limited on an annual basis, but, instead, NOL carryforwards will be reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the plan of reorganization, and during the part of the taxable year prior to and including the effective date of the plan of reorganization, in respect of all debt converted into stock in the reorganization.

If the 382(l)(5) Exception applies to the Arrangement and the Company undergoes another “ownership change” within two years after the Effective Date, then the Company Group’s ability to use Pre-Change Losses after that second “ownership change” would be eliminated prospectively.

Where the 382(l)(5) Exception is not applicable to a corporation in title 11 or similar case (either because the debtor does not qualify for it or the debtor otherwise elects not to utilize the 382(l)(5) Exception), a second special rule will generally apply (the “382(l)(6) Exception”). Under the 382(l)(6) Exception, the limitation will be calculated by reference to the lesser of the value of the debtor corporation’s new stock (with certain adjustments) immediately after the ownership change or the value of such debtor corporation’s assets (determined without regard to liabilities) immediately before the ownership change. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an “ownership change” to be determined before the events giving rise to the change. The 382(l)(6) Exception also differs from the 382(l)(5) Exception in that under it the debtor corporation is not required to reduce its NOL carryforwards by the amount of interest deductions claimed within the prior three-year period, and the debtor may undergo another change of ownership within two years without triggering the elimination of its Pre-Change Losses.

Although not free from doubt, the Company intends to take the position, and the remainder of this discussion assumes, that as a result of the U.S. Recognition Order, the Company will be treated as being under the jurisdiction of the court in a title 11 or similar case immediately before the ownership change resulting from the consummation of the Arrangement. It may ultimately be determined that the Company Group will not qualify for the 382(l)(5) Exception. Alternatively, the Company Group may elect not to utilize the 382(l)(5) Exception, particularly if it appears likely that another ownership change will occur within two years after the Effective Date. In either case, the Company Group expects that its use of the Pre- Change Losses after the Effective Date would be subject to limitation based on the rules discussed above, but taking into account the 382(l)(6) Exception. Regardless of whether the Company Group take advantage of the 382(l)(6) Exception or the 382(l)(5) Exception, the Company Group’s use of their Pre-Change Losses after the Effective Date may be adversely affected if another “ownership change” within the meaning of Section 382 of the Code were to occur after the Effective Date.

Alternative Minimum Tax

In general, an alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income (“AMTI”) at a 20% rate to the extent such tax exceeds the corporation’s regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. For example, except for alternative tax NOLs generated in certain years, which can offset 100% of a corporation’s AMTI, only 90% of a corporation’s AMTI may be offset by available alternative tax NOL carryforwards. The effect of this rule could cause the Company Group to owe federal and state income tax (at the reduced AMT rate) on taxable income in future years even if NOL carryforwards would otherwise be available to fully offset that taxable income. Additionally, under section 56(g)(4)(G) of the Code, an ownership change (as discussed above) that occurs with respect to a corporation having a net unrealized built-in loss in its assets will cause, for AMT purposes, the adjusted basis of each asset of the corporation immediately after the ownership change to be equal to its proportionate share (determined on the basis of respective fair market values) of the fair market value of the assets of the corporation, as determined under section 382(h) of the Code, immediately before the ownership change, the effect of which may increase the amount of AMT owed by the Company Group.

Continuance and Domestication

The Company intends to the take the position, and this discussion assumes, that the Continuance and Domestication will qualify as a tax-free reorganization described in Section 368(a)(1)(F) of the Code, and thus that New Mood will be treated as a continuation of and successor to the Company for all U.S. federal income tax purposes.

Certain United States Federal Income Tax Consequences to U.S. Holders of Company Common Shares or Company Notes

The following discussion only applies to U.S. Holders of Company Common Shares or Company Notes. As used herein, the term “U.S. Holder” means a beneficial owner of Company Common Shares or Company Notes, as applicable, that is:

•                  an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•                  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (ii) has made a valid election under applicable Treasury Regulations to continue to be treated as a domestic trust.

If you are not a U.S. Holder, this discussion does not apply to you and you should refer to “— Certain United States Federal Income Tax Consequences to Non-U.S. Holders of Company Common Shares or Company Notes” below.

Consequences to U.S. Holders of Company Common Shares

U.S. Holders of Company Common Shares will recognize gain or loss on the redemption of their Company Common Shares in exchange for the Share Cash-Out Consideration equal to the difference between the amount of cash received and their adjusted tax basis in the Company Common Shares surrendered. Such gain or loss will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations as discussed below. Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% “Medicare Tax” on gain recognized from the exchange of their Company Common Shares for the Share Cash-Out Consideration. U.S. Holders of Company Common Shares that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax provision receipt of the Share Cash-Out Consideration pursuant to the Arrangement Agreement.

Consequences to U.S. Holders of Company Notes

Pursuant to the Arrangement Agreement, each U.S. Holder of the Company Notes will receive its pro rata share of New Company Common Shares and New Company Notes in exchange for such U.S. Holder’s Company Notes. In addition, each Eligible Company Noteholder will receive a Subscription Option that would allow such Eligible Company Noteholder to participate in the New Capital Offering and receive additional New Company Common Shares. Whether and to what extent a U.S. Holder of Company Notes recognizes gain or loss as a result of such exchange depends, in part, on (i) whether the Company Notes surrendered and the New Company Notes received are treated as “securities” for purposes of the reorganization provisions of the Code and (ii) the treatment of the receipt of the Subscription Option.

The Company currently expects, and this discussion assumes, that the exchange by U.S. Holders that are Eligible Company Noteholders of their Company Notes in exchange for New Company Common Shares, New Company Notes and a Subscription Option will be treated as an initial combined exchange (the “U.S. Exchange”), and that the exercise of the rights by such U.S. Holders electing to exercise the Subscription Option and participate in the New Capital Offering will be treated as a separate transaction (the “Exercise”) immediately following the U.S. Exchange. However, there can be no assurance that the IRS will agree with this treatment, and the IRS may assert that the initial exchange and the exercise of rights pursuant to the Subscription Option should be combined as a single transaction, which may be treated as either a taxable exchange or a tax-free exchange depending on the form of the potential recast.

In general, the U.S. Exchange will be treated at least in part as a tax-free recapitalization as long as the Company Notes are treated as “securities,” and will be treated as a fully tax-free recapitalization if each of the Company Notes, the New Company Notes and the Subscription Option are treated as securities. This is because for purposes of the reorganization provisions of the Code and the associated Treasury Regulations, the New Company Common Shares, will automatically be treated as common stock of a party to a reorganization.

Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued. The Company believes, and this discussion assumes, that the Company Notes and the New Company Notes should constitute securities. Additionally, the Company believes, and this discussion assumes that the Subscription Option constitutes an equity warrant that should be treated as a security with no principal under the applicable guidance. However, there can be no assurance that the IRS would agree with these conclusions.

Assuming such treatment applies, each U.S. Holder of Company Notes will not recognize gain or loss in connection with the consummation of the Arrangement. Such U.S. Holder will take an aggregate tax basis in the New Company Common Shares, the New Company Notes and the Subscription Option, if applicable, received equal to the U.S. Holder’s tax basis in the surrendered Company Notes. Such aggregate tax basis will be allocated between the New Company Common Shares, the New Company Notes and the Subscription Option, if applicable, received on the basis of their relative fair market value. A U.S. Holder’s holding period for the New Company Common

Shares, the New Company Notes and the Subscription Option, if applicable, received (except, in each case, to the extent attributable to accrued but unpaid interest) should each include the holding period for the Company Notes surrendered by such U.S. Holder.

U.S. Holders of Company Notes that receive, by virtue of being Eligible Company Noteholders, but elect not to exercise the Subscription Option may be entitled to claim a capital loss equal to amount of tax basis allocated to the Subscription Option they receive. The deductibility of capital losses is subject to limitations as discussed below. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise their Subscription Option.

For a U.S. Holder that is a Participating Noteholder, such U.S. Holder will be treated as acquiring, in exchange for its Subscription Option and such U.S. Holder’s Funded Amount, New Company Common Shares consisting of (i) the Consideration Common Shares and (ii) the incremental amount of New Company Common Shares that such U.S. Holder is entitled to receive under clause (a)(i) of the definition of Participating Company Note Consideration as a result of being a Participating Noteholder rather than a Non-Participating Noteholder. Such an acquisition will generally be treated as the exercise of an option under general tax principles, and as such a U.S. Holder should not recognize income, gain or loss for U.S. federal income tax purposes on the Exercise. A U.S. Holder’s aggregate tax basis in the New Company Common Shares received pursuant to the Exercise will equal the sum of such U.S. Holder’s Funded Amount plus such U.S. Holder’s tax basis in its Subscription Option immediately before the Exercise. A U.S. Holder’s holding period for the New Company Common Shares received on the Effective Date pursuant to the U.S. Exchange should begin on the day following the Effective Date.

Market Discount

In general, a debt instrument is considered to have been acquired with “market discount” if its U.S. Holder’s adjusted tax basis in the debt instrument is less than (i) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (ii) in the case of a debt instrument issued with “original issue discount,” (“OID”) its adjusted issue price, by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

If a U.S. Holder acquired its Company Notes with market discount, any market discount that accrued on such Company Notes (i.e., up to the time of the exchange) but was not recognized by the U.S. Holder will be carried over to the property received (i.e., the New Company Common Shares, the Subscription Option and the New Company Notes) therefore and generally any gain recognized on the subsequent sale, exchange, redemption or other taxable disposition of the property will be treated as ordinary income to the extent of the accrued, but not recognized, market discount. Similarly, any market discount that carries over to the New Company Notes will be carried over to the Substituted New Company Notes when the New Company Notes are exchanged therefor. The rules governing the United States federal tax treatment of market discount are complex. U.S. Holders that acquired their Company Notes with market discount are urged to consult their own tax advisors regarding the application of such rules to them.

Exchange of New Company Notes for Substituted New Company Notes

It is expected that the New Company Notes will be repaid with the Substituted New Company Notes shortly following the Domestication. DLLC2, a co-issuer of the Substituted New Company Notes, will be an entity that is disregarded from the Company for U.S. federal income tax purposes and will own all of the assets that were owned by the Company immediately before the Arrangement. According to recently issued IRS guidance, the exchange of the New Company Notes for Substituted New Company Notes may be treated as a “significant modification” of the New Company Notes within the meaning of the applicable Treasury Regulations on the basis that a change from a corporate issuer to an issuer that is a disregarded entity causes a debt instrument that was “recourse” to become “nonrecourse” for U.S. federal income tax purposes. However, irrespective of whether such an exchange will be a significant modification, if, consistent with the Company’s position, the New Company Notes and the Substituted New Company Notes are securities for U.S. federal income tax purposes, the receipt of the Substituted New Company Notes will be tax-free to the U.S. Holders of New Company Notes. Such U.S. Holders will have the same tax basis and holding period in the Substituted New Company Notes received as they had in their

New Company Notes surrendered. In the discussion that follows, references to Substituted New Company Notes include New Company Notes.

U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of New Company Common Shares

Dividends on New Company Common Shares

Any distributions made on account of the New Company Common Shares will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. To the extent that a U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder’s basis in its shares of New Company Common Shares. Any such distributions in excess of the U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain.

Subject to applicable limitations, distributions treated as dividends paid to U.S. Holders that are corporations generally will be eligible for the dividends-received deduction. However, the dividends-received deduction is only available if certain holding period requirements are satisfied. The length of time that a shareholder has held its stock is reduced for any period during which the shareholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or similar transactions. In addition, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends received deduction may be disallowed.

Sale, Redemption, Repurchase or Other Taxable Disposition of New Company Common Shares

Unless a non-recognition provision applies, U.S. Holders generally will recognize gain or loss upon the sale, redemption, or other taxable disposition of New Company Common Shares. Subject to the rules regarding market discount discussed above, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder held the New Company Common Shares for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations as described below.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds are required to pay an additional 3.8% tax on, among other things, dividends and gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of New Company Common Shares.

U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of Substituted New Company Notes

Interest

Stated interest paid to a U.S. Holder will be includible in the U.S. Holder’s gross income as ordinary interest income at the time interest is received or accrued in accordance with the U.S. Holder’s regular method of tax accounting for U.S. federal income tax purposes.

If the “stated redemption price at maturity” of the Substituted New Company Notes exceeds the “issue price” of the Substituted New Company Notes by an amount equal to or greater than a statutorily defined de minimis amount, the Substituted New Company Notes will be considered to be issued with OID for U.S. federal income tax purposes. The stated redemption price at maturity of the Substituted New Company Notes is the total of all payments due on the Substituted New Company Notes other than payments of “qualified stated interest.” In general, qualified stated interest is stated interest that is payable unconditionally in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying floating rates).

The determination of “issue price” for purposes of this analysis will depend, in part on whether the Substituted New Company Notes are traded on an “established securities market” for U.S. federal income tax purposes. The issue price of a debt instrument that is traded on an established market (or that is issued for stock or securities so traded) would be the fair market value of such debt instrument (or such stock or securities so traded) on the issue date as determined by such trading. The issue price of a debt instrument that is neither so traded nor issued for stock or securities so traded would be its stated principal amount (provided that the interest rate on the debt instrument exceeds the applicable federal rate published by the IRS). Although not free from doubt, the Company believes that either the Substituted New Company Notes or the Company Notes tendered therefor will be treated as traded on an established securities market for U.S. federal income tax purposes, in which case the issue price of the Substituted New Company Notes will likely not equal the stated redemption price at maturity of such Substituted New Company Notes and the Substituted New Company Notes would be treated as issued with OID.

For purposes of determining whether there is OID, the de minimis amount is generally equal to ¼ of 1 percent of the principal amount of the Substituted New Company Notes multiplied by the number of complete years to maturity from their original issue date, or if the Substituted New Company Notes provide for payments other than payments of qualified stated interest before maturity, multiplied by the weighted average maturity (as determined under applicable Treasury Regulations). If the Substituted New Company Notes are issued with OID, a U.S. Holder generally (i) will be required to include the OID in gross income as ordinary interest income as it accrues on a constant yield to maturity basis over the term of the Substituted New Company Notes, in advance of the receipt of the cash attributable to such OID and regardless of the holder’s method of accounting for U.S. federal income tax purposes, but (ii) will not be required to recognize additional income upon the receipt of any cash payment on the Substituted New Company Notes that is attributable to previously accrued OID that has been included in its income. If the amount of OID on the Substituted New Company Notes is de minimis, rather than being characterized as interest, any payment attributable to the de minimis OID will be treated as gain from the sale of the Substituted New Company Notes, and a pro rata amount of such de minimis OID must be included in income as principal payments are received on the Substituted New Company Notes.

Sale, Exchange or Other Taxable Disposition of Substituted New Company Notes

Upon the sale, exchange or other taxable disposition of an interest in the Substituted New Company Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition (other than accrued but unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in their interest in the Substituted New Company Notes. A U.S. Holder’s adjusted tax basis in its interest in the New Company Notes will be determined as described above under “Consequences to U.S. Holders of Company Notes”. A U.S. Holder’s tax basis in Substituted New Company Notes will be increased by any previously accrued OID and decreased by any payments on the Substituted New Company Notes other than qualified stated interest. Subject to the rules regarding market discount discussed above, any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the interest in the New Company Notes has been held for more than one year at the time of its sale, exchange or other taxable disposition. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations as discussed below.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds are required to pay an additional 3.8% tax on, among other things, interest and gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of Substituted New Company Notes.

Limitations on Capital Losses

A U.S. Holder of who recognizes capital losses in connection with the consummation of the Arrangement or on a subsequent disposition of consideration received pursuant to the Arrangement Agreement will be subject to limits on the use of such capital losses. For non-corporate U.S. Holders, capital losses may be used to offset any capital gains (without regard to holding periods) plus ordinary income to the extent of the lesser of (1) $3,000 ($1,500 for married individuals filing separate returns) or (2) the excess of the capital losses over the capital gains. U.S. Holders, other than corporations, may carry over unused capital losses and apply them to capital gains and a portion of their ordinary income for an unlimited number of years. For corporate U.S. Holders, losses from the sale or exchange of capital assets may only be used to offset capital gains. Corporate U.S. Holders may only carry over unused capital losses for the five years following the capital loss year, but are allowed to carry back unused capital losses to the three years preceding the capital loss year.

Certain United States Federal Income Tax Consequences to Non-U.S. Holders of Company Common Shares or Company Notes

The following discussion includes only certain U.S. federal income tax consequences of the Restructuring Transactions to Non-U.S. Holders. The discussion does not include any non-U.S. tax considerations. The rules governing the U.S. federal income tax consequences to Non-U.S. Holders are complex. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, and local and the foreign tax consequences of the consummation of the Arrangement Agreement to such Non-U.S. Holder and the ownership and disposition of the New Company Common Shares, as applicable. For purposes of this discussion, a Non-U.S. Holder is any beneficial owner of Company Common Shares or Company Notes, as applicable, that is not a U.S. Holder or a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

Whether a Non-U.S. Holder realizes gain or loss on the exchange and the amount of such gain or loss is determined in the same manner as set forth above in connection with U.S. Holders.

Gain Recognition by Non-U.S. Holders of Company Common Shares

Any gain recognized by a Non-U.S. Holder on the receipt of Share Cash-Out Consideration in exchange for Company Common Shares generally will not be subject to U.S. federal income taxation unless (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the Arrangement Agreement is consummated and certain other conditions are met, (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) or (iii) the Company is or has been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder has owned more than 5% of the Company Common Stock during such specified testing period.

If the first exception applies, to the extent that any gain is taxable, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange in the same manner as a U.S. Holder. In order to claim an exemption from withholding tax, such Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a Non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. The Company is not a “U.S. real property holding corporation”.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of New Company Common Shares

Dividends on New Company Common Shares

Any distributions made with respect to New Company Common Shares will constitute dividends for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a Non-U.S. Holder receives distributions that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non- taxable return of capital reducing the Non-U.S. Holder’s basis in its shares. Any such distributions in excess of a Non-U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain from a sale or exchange (and the respective excess distributions as proceeds from a sale or exchange); see discussion below under “Sale, Redemption, Repurchase or Other Taxable Disposition of New Company Common Shares”. Except as described below, dividends paid with respect to New Company Common Shares held by a Non-U.S. Holder that are not effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (or if an income tax treaty applies, are not attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) will be subject to U.S. federal withholding tax at a rate of 30 percent (or lower treaty rate or exemption from tax, if applicable). A Non-U.S. Holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN or W-8BEN-E (or a successor form) upon which the Non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate or exemption from tax with respect to such payments.

Dividends paid with respect to New Company Common Shares held by a Non-U.S. Holder that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the dividends at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty).

Sale, Redemption, Repurchase or Other Taxable Disposition of New Company Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other taxable disposition (including a cash redemption) of New Company Common Shares unless:

(i)                                     such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition or who is subject to special rules applicable to former citizens and residents of the United States; or

(ii)                                  such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States); or

(iii)                               the Company is or has been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of New Company Common Shares. If the second exception applies, the Non- U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty). The Company is not currently and considers it unlikely, based on its current business plans and operations, that it will become a “U.S. real property holding corporation” in the future.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Substituted New Company Notes

Payments with Respect to Substituted New Company Notes

Payments to a Non-U.S. Holder with respect to the Substituted New Company Notes that are treated as interest, including payment attributable to any OID (see discussion above) generally will not be subject to U.S. federal income or withholding tax, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) establishing that the Non-U.S. Holder is not a U.S. person, unless:

(i)                                     the Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote;

(ii)                                  the Non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to Reorganized Parent (each, within the meaning of the Code);

(iii)                               the Non-U.S. Holder is a bank receiving interest described in Section 881(c)(3)(A) of the Code; or

(iv)                              such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (in which case, provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the Non-U.S. Holder (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

A Non-U.S. Holder that does not qualify for exemption from withholding tax with respect to interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on payments that are attributable to interest, including any OID.

For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

Sale, Exchange or Other Taxable Disposition of Substituted New Company Notes

Any gain recognized by a Non-U.S. Holder on the sale, exchange or other disposition of the Substituted New Company Notes (other than an amount representing accrued but unpaid interest on the loans, which is subject to the rules discussed above under “Payments with Respect to Substituted New Company Notes”) generally will not be subject to U.S. federal income taxation unless (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the disposition occurs and certain other conditions are met or (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange in the same manner as a U.S. Holder. In order to claim an exemption from withholding tax, such Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a Non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

FATCA

Under the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. account holders and investors or be subject to withholding on the receipt of “withholdable payments.” For this purpose, “withholdable payments” are generally U.S. source payments of fixed or determinable, annual or periodical income (including dividends, if any, on shares of New Company Common Shares and interest payments on the Substituted New Company Notes), and also include gross proceeds from the sale of any property of a type which can produce U.S. source interest or dividends (which would include New Company Common Shares and the Substituted New Company Notes). FATCA withholding will apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding tax.

As currently proposed, FATCA withholding rules would apply to payments of gross proceeds from the sale or other disposition of property of a type which can produce U.S. source interest or dividends that occurs after December 31, 2018.

Each Non-U.S. Holder should consult its own tax advisor regarding the possible impact of these rules on such Non-U.S. Holder’s ownership of New Company Common Shares and/or Substituted New Company Notes.

Information Reporting and Backup Withholding

The Company will withhold all amounts required by law to be withheld from payments of interest and dividends. The Company will comply with all applicable reporting requirements of the Code. In general, information reporting requirements may apply to distributions or payments made to a holder of Company Common Shares, New Company Common Shares, Company Notes or Substituted New Company Notes. Additionally, under the backup withholding rules, a holder of Company Common Shares, New Company Common Shares, Company Notes or Substituted New Company Notes may be subject to backup withholding, currently at a rate of 28%, with respect to distributions or payments made pursuant to the Arrangement Agreement unless, in the case of a U.S. Holder, such U.S. Holder provides a properly executed IRS Form W-9 and, in the case of Non-U.S. Holder, such Non-U.S. Holder provides a properly executed applicable IRS Form W-8 (or otherwise establishes such Non-U.S. Holder’s eligibility for an exemption). Backup withholding is not an additional tax but is, instead, an advance payment that may entitle the holder to a refund from the IRS to the extent it results in an overpayment of tax, provided that the required information is provided to the IRS.

In addition, from an information reporting perspective, the Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders of Company Common Shares, New Company Common Shares, Company Notes or Substituted New Company Notes are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Arrangement Agreement would be subject to these regulations and require disclosure on such holders’ tax returns.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR COMPANY SECURITYHOLDER IN LIGHT OF SUCH PERSON’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL COMPANY SECURITYHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION CONTEMPLATED BY THE ARRANGEMENT AGREEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

PART II — PRO FORMA INFORMATION OF NEW MOOD AFTER GIVING EFFECT

TO THE ARRANGEMENT

General

The following sets forth certain information relating to the Company, together with pro forma information of New Mood after giving effect to the Arrangement and certain other adjustments.

New Mood will be a corporation under the DGCL with the name “Mood Media Corporation” and with the registered address of c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

Additional information concerning the Company is set forth elsewhere in this Circular. See “Part III — Information Concerning the Company.”

Pre- and Post-Arrangement Steps and Post-Arrangement Organizational Structure

In connection with the Arrangement, the following steps, among others, will be effected both prior to and after those steps described in the Plan of Arrangement:

Pre-Arrangement Steps

(1)                                 The Company shall form DLLC1, a wholly owned limited liability company organized under the laws of Delaware. DLLC1’s capital will consist of common interests. The Company will subscribe for $10 of common interests. The manager of DLLC 1 will not be a resident of Canada. DLLC 1 shall form DLLC2, a wholly-owned limited liability company organized under the laws of Delaware. DLLC2 will be formed in the same manner as DLLC 1, as described above. Each of DLLC1 and DLLC2 shall be treated as disregarded entities for U.S. federal income tax purposes.

(2)                                 DLLC2 shall form SubCo, a wholly-owned corporation incorporated under the laws of Delaware.

(3)                                 DLLC2 will enter into the New Credit Facility with the new lenders pursuant to the Credit Facility

Refinancing.

(4)                                 DLLC2 shall loan the proceeds from the New Credit Facility to the Company (the “Upstream Loan”) on a senior secured basis to repay the Credit Facility. DLLC2 shall pledge the note evidencing the Upstream Loan in favour of the new lenders under New Credit Facility. The proceeds under the New Credit Facility attributable to the MMGSA Notes Redemption shall remain in DLLC2.

(5)                                 The Company shall use the proceeds of the Upstream Loan to repay the Credit Facility and complete the Credit Facility Refinancing.

Post-Arrangement Steps Implemented After the Domestication

(6)                                 The New Mood Board shall be appointed.

(7)                                 New Mood shall contribute all of its assets (being the shares and intercompany debt of various Subsidiaries) to DLLC2 in consideration for (i) the repayment of the Upstream Loan and (ii) the issuance by DLLC2 to New Mood of the Substituted New Company Notes.

(8)                                 New Mood shall redeem the New Company Notes by delivery of a corresponding aggregate principal amount of Substituted New Company Notes.

(9)                                 The Apollo Sponsor and the GSO Sponsors shall be paid the Put Option Payment in New

Company Common Shares.

(10)                          DLLC2 shall loan a portion of the proceeds from the New Credit Facility to MMGSA to fund the MMGSA Notes Redemption.

(11)                          The MMGSA Notes Redemption shall be effected.

(12)                          Arbiter shall subscribe for and purchase the Subscription Shares by offsetting the Share Cash-Out Consideration that is owed to Arbiter by the Company and shall receive the Commitment Consideration Shares as consideration for its agreement to subscribe for the Subscription Shares. The Commitment Consideration Shares will be issued following the Continuance and Domestication; however, the Subscription Shares may be issued before or after the Continuance and Domestication.

The following is an organization chart showing the anticipated intercorporate relationship and certain related matters following the Arrangement and the post-Arrangement steps to be implemented after the Domestication:

All material Subsidiaries of the Company existing immediately before the commencement of the Arrangement will remain in existence as indirect Subsidiaries of New Mood following completion of the Arrangement and the post-Arrangement steps set out above.

Narrative Description of Business

Following the consummation of the Arrangement, New Mood will carry on the businesses of the Company. For a detailed description of the historical development of the Company’s business and operations and, therefore, the business to be carried on by New Mood, see the Company AIF, which is incorporated by reference in “Part III — Information Concerning the Company” of this Circular.

Description of New Mood Share Capital

General

New Mood will be authorized to issue 225,000,000 shares of common stock (i.e., New Company Common Shares) and 50,000,000 shares of preferred stock (i.e., New Company Preferred Stock), in each case with par value of $0.01 per share.

New Company Common Shares

The rights, privileges and conditions attaching to the New Company Common Shares as a class shall be as follows.

•                  Dividend Rights. The holders of the New Company Common Shares, after the payment of any dividends payable to the holders of New Company Preferred Stock, shall be entitled to receive, and New Mood shall pay thereon if, as and when declared by the Board, out of the monies of New Mood properly applicable to the payment of dividends in any financial year, such dividends in any financial year as the Board may be resolution determine.

•                 Voting Rights. The holders of New Company Common Shares shall be entitled to one vote for each New Company Common Share on all matters required or permitted to be voted on by stockholders of New Mood under the DGCL. The New Company Common Shares shall be subject to all of the rights, privileges, preferences and priorities, if any, of the holders of any outstanding series of New Company Preferred Stock.

New Company Preferred Stock

Although it is not contemplated that any New Company Preferred Stock will be issued and outstanding immediately following the completion of the Arrangement, the New Mood Board will be expressly authorized, by resolution or resolutions, to provide, out of the authorized and unissued shares of New Company Preferred Stock, for one or more series of New Company Preferred Stock and, with respect to each such series, to fix the voting rights, if any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of each such series of New Company Preferred Stock, and the number of shares constituting such series. Unless otherwise provided in any such resolution or resolutions providing for one or more series of New Company Preferred Stock, (a) the number of shares of each such series may be increased or decreased (but not below the number of shares thereof then outstanding), and (b) the voting rights, if any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of each series of New Company Preferred Stock may differ from those of any and all other series at any time outstanding.

New Mood Warrants

In consideration for providing the New Credit Facility, New Mood will also issue Series A Warrants of New Mood to HPS Investment Partners, LLC or one or more of its affiliates entitling the holders thereof to receive, upon exercise of such Series A Warrants, an aggregate of 2% of the total outstanding New Company Common Shares calculated as of the Effective Date. The exercise price of the Series A Warrants will be fixed on the Effective Date and such Series A Warrants will expire on the fifth anniversary of the Effective Date.

Governance of New Mood Following the Arrangement

The following summary is based on the expected provisions of the New Mood certificate of incorporation, New Mood bylaws and Investor Rights Agreement (which agreement will be based on the terms set forth in the Governance Term Sheet), as applicable, which are subject to change, subject to applicable law. The descriptions contained in this Circular of the New Mood certificate of incorporation, New Mood bylaws and Investor Rights Agreement, as applicable, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable document or agreement. Defined terms with respect to the New Mood certificate of incorporation, New Mood bylaws and Investor Rights Agreement have the meaning set forth in the applicable Appendix to this Circular.

Board of Directors

Following the consummation of the Arrangement and the Continuance and Domestication, and in accordance with the Arrangement Agreement, the board of directors of New Mood (the “New Mood Board”) will consist of seven directors and shall be comprised of (a) four directors nominated by the Apollo Sponsor; (b) two directors nominated by the GSO Sponsors, and (c) the chief executive officer of New Mood. Notwithstanding the foregoing, for so long as New Mood is a reporting issuer in any jurisdiction in Canada, not less than three directors shall be independent to the extent required by, and in accordance with, applicable Canadian securities laws. Please refer to “— Investor Rights Agreement — Director and Committee Member Appointment Rights” below for further details.

It is expected that the New Mood Board, following the consummation of the Arrangement and assuming that New Mood will no longer be a reporting issuer in Canada, will be comprised of the following individuals:

•         David Sambur, a nominee of the Apollo Sponsor;

•         Reed Rayman, a nominee of the Apollo Sponsor;

•         Lee Solomon, a nominee of the Apollo Sponsor;

•         Salim Hirji, a nominee of the Apollo Sponsor;

•         Eric Nadan, a nominee of the GSO Sponsors;

•         Gordon McKemie, a nominee of the GSO Sponsors; and

•         Steven Richards, the Chief Executive Officer of the Company.

The business experience, qualifications and affiliations of each of the Apollo Sponsor nominees and GSO Sponsors nominees listed above are set forth below.

David Sambur (37)

Mr. Sambur is a Senior Partner at Apollo Private Equity, having joined in 2004. Prior to that time, Mr. Sambur was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Sambur serves on the board of directors of AGS Capital LLC, Caesars Acquisition Company, Caesars Entertainment Corporation, Coinstar LLC, Diamond Resorts International Inc., Rackspace Inc., EcoATM, LLC and Redbox Automated Retail LLC. Mr. Sambur is also a member of the Mount Sinai Department of Medicine Advisory Board. Mr. Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a BA in Economics.

Reed Rayman (31)

Mr. Rayman is a Principal at Apollo Private Equity, having joined in 2010. Prior to that time, Mr. Rayman was a member of the Principal Strategies and the Industrials Investment Banking groups at Goldman Sachs & Co.

Mr. Rayman serves on the board of directors of The ADT Corporation, Coinstar LLC, EcoATM, LLC and Redbox Automated Retail LLC. Mr. Rayman graduated cum laude from Harvard University with an AB in Economics.

Lee Solomon (45)

Mr. Solomon is a Partner at Apollo Private Equity, having joined in 2009. Prior to that time, Mr. Solomon was the Chief Operating Officer of The Weinstein Company. Prior thereto, he served as a Principal at Grosvenor Park, which was a joint venture with Fortress Investment Group. Prior to that, he was the Executive Vice President of Business Affairs for Helkon Media. Mr. Solomon serves on the board of directors of Endemol Shine Group, Redbox Automated Retail LLC, Coinstar LLC, The ADT Corporation and Eco ATM. He received his MBA from The Stern School of Business at New York University and graduated from the University of Rochester with a BA in Economics and Political Science.

Salim Hirji (27)

Mr. Hirji is an associate at Apollo Private Equity, having joined Apollo in 2013. Prior to that time, Mr. Hirji was a member of the Financial Institutions Investment Banking Group of Goldman, Sachs & Co. Mr. Hirji serves on the board of directors of Presidio, Inc. Mr. Hirji graduated summa cum laude and Phi Beta Kappa from Columbia University with a BA in Economics and Political Science.

Eric Nadan (38)

Mr. Nadan is a Managing Director with GSO Capital Partners, having joined in 2012. Prior to that time, Mr. Nadan worked as a Principal at Diamond Castle Partners, and previously he was an Associate at Forstmann Little & Co., an Analyst at DLJ Investment Partners, CSFB Private Equity’s mezzanine investment fund, and an Analyst in the investment banking division at CSFB, in the Financial Sponsors Group. Mr. Nadan serves on the board of directors of Energy Alloys, Inc. and Advanced Lighting Technologies, Inc. Mr. Nadan graduated with a BS in Economics, summa cum laude, from the Wharton School of the University of Pennsylvania.

Gordon McKemie (33)

Mr. McKemie is a Principal with GSO Capital Partners, having joined in 2012. Prior to that time, Mr. McKemie was an Associate in Leveraged Finance at Citigroup and an Assistant Vice President in high yield research at Barclays Capital, and he started his career at Lehman Brothers. Mr. McKemie received a B.B.A. from Goizueta Business School at Emory University.

Quorum and Voting

Prior to a qualifying initial public offering, for so long as the Apollo Sponsor and/or the GSO Sponsors have the right to nominate at least one director of New Mood pursuant to the Investor Rights Agreement, the Apollo Sponsor and/or the GSO Sponsors, as the case may be, also shall have the right to designate one director for appointment to each committee or subcommittee of the Board. In addition, for so long as New Mood remains a reporting issuer in Canada, each member of the audit committee of New Mood must be independent (to the extent required, and as determined, by applicable Canadian securities laws) and a director of New Mood, and (b) the audit committee of New Mood must be comprised of at least three members.

The New Mood certificate of incorporation will provide that, prior to a qualifying initial public offering, for so long as the Apollo Sponsor and/or the GSO Sponsors have the right to nominate at least one director pursuant to the Investor Rights Agreement or any similar agreement to which New Mood is a party, no quorum may be obtained at any meeting of the New Mood Board or any committee or subcommittee thereof unless an Apollo Employee Director and/or a GSO Employee Director, as the case may be, is present at such meeting; provided, that if no

Apollo Employee Director and/or GSO Employee Director, as the case may be, attends a meeting of the Board, then such meeting may be reconvened with a substantially identical agenda at least two business days but not more than 21 calendar days from the initial meeting, and if such Apollo Employee Director and/or GSO Employee Director, as the case may be, fails to attend such reconvened meeting, a quorum may be deemed to be obtained at such reconvened meeting notwithstanding the absence of such Apollo Employee Director and/or GSO Employee Director, as the case may be.

As of the Effective Date, on each matter submitted to the Board, any committee of the Board or any subcommittee thereof, each director of the New Mood Board will have one vote, except that the New Mood certificate of incorporation will contain provisions to the effect that, subject to applicable law:

•                  the Apollo Employee Directors will collectively be entitled to cast, in the aggregate, a majority of the votes held by all directors then serving on the Board or on a committee or subcommittee thereof, as applicable, for so long as (and at any time during such period that) (a) New Mood is a reporting issuer in any jurisdiction in Canada requiring that any of the directors be independent pursuant to, and as determined by, applicable Canadian securities laws and (b) certain other conditions set forth in the New Mood certificate of incorporation are satisfied;

•              See Article VI, Section (B)(a) of Exhibit “I” to Appendix C of this Circular;

•                  in the event that any condition in the foregoing item is not satisfied, then if any Apollo Director is absent from a meeting of the Board or committee or subcommittee thereof or if there is a vacancy or unfilled position on the Board or such committee or subcommittee that the Apollo Sponsor is entitled to fill pursuant to the Investor Rights Agreement, an additional one vote for each such absent Apollo Director and each such vacancy will be divided pro rata among the Apollo Employee Directors participating in such meeting, such that the Apollo Employee Directors participating in the meeting, together with any Apollo Non-Employee Directors participating in the meeting, will collectively have an aggregate number of votes equal to the total number of Apollo Directors then serving on the Board or such committee or subcommittee plus the number of any vacancies or unfilled positions that the Apollo Sponsor is entitled to fill at such time under the terms of the Investor Rights Agreement; and

•              See Article VI, Section (B)(b) of Exhibit “I” to Appendix C of this Circular.

•                  if any GSO Director is absent from a meeting of the Board or committee or subcommittee thereof or if there is a vacancy or unfilled position on the Board or such committee or subcommittee that the GSO Sponsors are entitled to fill pursuant to the Investor Rights Agreement, an additional one vote for each such absent GSO Director and each such vacancy will be divided pro rata among the GSO Employee Directors participating in such meeting, such that the GSO Employee Directors participating in the meeting, together with any GSO Non-Employee Directors participating in the meeting, will collectively have an aggregate number of votes equal to the total number of GSO Directors then serving on the Board or such committee or subcommittee plus the number of any vacancies or unfilled positions that the GSO Sponsors are entitled to fill at such time under the terms of the Investor Rights Agreement.

•              See Article VI, Section (B)(c) of Exhibit “I” to Appendix C of this Circular.

Management

It is expected that the current executive officers of the Company will continue as the executive officers of

New Mood following the consummation of the Arrangement and the Continuance and Domestication.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in New Mood’s certificate of incorporation and bylaws and in the Investor Rights Agreement, summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a holder of New Company Common Shares might consider to be in its best interests, including attempts that might result in a premium being paid over the per share price for the New Company Common Shares held by holders of New Company Common Shares.

Stockholder Action by Written Consent

The New Mood bylaws will provide that any action required to be or that may be taken at any meeting of holders of New Company Common Shares may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by the holders of New Company Common Shares having not less than the minimum number of votes necessary to take such action (including such votes as may be required pursuant to the consent rights described in “— Investor Rights Agreement — Consent Rights”).

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The New Mood bylaws will provide that holders of New Company Common Shares seeking to bring business before an annual meeting of holders of New Company Common Shares, or to nominate candidates for election as directors at an annual or special meeting of holders of New Company Common Shares, must provide timely notice thereof in writing. To be timely, a holder of New Company Common Shares’ notice generally must be delivered to and received at New Mood’s principal executive offices: (a) in the context of an annual meeting of holders of New Company Common Shares, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of New Mood’s holders of New Company Common Shares, a holder of New Company Common Shares’ notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first mailing or public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which mailing or public announcement of the date of such meeting is first made; or (b) in the context of a special meeting of holders of New Company Common Shares, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was first made by mail or public announcement. New Mood’s bylaws also will specify certain requirements as to the form and content of a holder of New Company Common Shares’ notice. These provisions may preclude holders of New Company Common Shares from bringing matters before an annual meeting of holders of New Company Common Shares or from making nominations for directors at an annual meeting of holders of New Company Common Shares.

Special Meetings of Stockholders

Special meetings of New Mood holders of New Company Common Shares may be called only by New Mood’s chairman of the board or by a majority of the Board pursuant to a resolution approved by the Board, and business transacted at any special meeting of holders of New Company Common Shares shall be limited to the purposes stated in the notice of such special meeting.

Limitation of Officer and Director Liability and Indemnification Arrangements

New Mood’s certificate of incorporation will limit the liability of New Mood directors to the maximum extent permitted by Delaware law. If Delaware law is amended following the Effective Date to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of New Mood’s directors will be limited or eliminated to the fullest extent permitted by Delaware law as so amended.

New Mood’s bylaws will provide that New Mood will, from time to time, to the fullest extent permitted by law, indemnify and hold harmless each current or former holder of New Company Common Shares, director, officer of New Mood, any of their respective direct or indirect affiliates, or any former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates (including any portfolio company), members, financing sources, investors, managers, general or limited partners or assignees of any of the foregoing who, while operating in such capacity, also is or was an Apollo Party or a GSO Party, from and against all liabilities and expenses in certain suits or proceedings arising out of their status as an officer or director or their activities in such capacities. New Mood also will indemnify any person who, at New Mood’s request, is or was serving as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by New Mood.

The right to be indemnified will include the right of an indemnitee to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, New Mood receives an undertaking to repay such amount if it will be determined that such indemnitee is not entitled to be indemnified.

The Board may take certain action it deems necessary to carry out these indemnification provisions, including purchasing insurance policies. Neither the amendment nor the repeal of these indemnification provisions will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

New Mood will enter into separate indemnification agreements with each of its directors and executive officers that may contain provisions that are be broader than the specific indemnification provisions contained in Delaware law. These indemnification agreements may require New Mood, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require New Mood to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Delaware Anti-Takeover Law

Pursuant to its certificate of incorporation, New Mood will elect to be exempt from the restrictions imposed under Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to exception specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•                  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•                  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•                          any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•                          the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with New Mood for a three-year period.

Forum Selection

The New Mood certificate of incorporation will provide that, unless New Mood consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Mood, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, observer, employee or holder of New Company Common Shares of New Mood to New Mood or New Mood’s holders of New Company Common Shares, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising pursuant to New Mood’s certificate of incorporation or bylaws), or (iv) any action asserting a claim governed by the internal affairs doctrine.

Amendment of New Mood Governing Documents

The New Mood certificate of incorporation will provide that New Mood will not have the power to amend the New Mood certificate of incorporation (including by way of merger or consolidation of New Mood with another corporation or entity) without: (a) the prior vote or written consent of the holders of a majority of the voting power of the issued and outstanding shares of Common Stock, voting separately as a class; (b) for so long as the Apollo Sponsor and its affiliates beneficially own at least 10% of the Common Stock issued and outstanding as of the Effective Date, the prior consent of the Apollo Sponsor; and (c) for so long as the GSO Sponsors and their affiliates beneficially own at least 10% of the Common Stock issued and outstanding as of the Effective Date, the prior consent of the GSO Sponsors. Any such amendment will also be subject to the consent rights described in “— Investor Rights Agreement — Consent Rights.”

The New Mood certificate of incorporation will also provide that the New Mood bylaws may be made, altered, amended or repealed: (a) by the Board, but only with the authorization of (i) the Apollo Sponsor, if the Apollo Sponsor and its affiliates beneficially own at least 10% of the New Company Common Shares outstanding as of the Effective Date, and (ii) the GSO Sponsors, if the GSO Sponsors and their affiliates beneficially own at least 10% of the New Company Common Shares outstanding as of the Effective Date; or (b) by the vote of a majority of the holders of New Company Common Shares present in person or by proxy at any annual meeting of the stockholders or at any special meeting thereof if notice of the proposed alteration, amendment, repeal or addition is contained in the notice of such special meeting. Any such alteration, amendment or repeal will also be subject to the consent rights described in “—Investor Rights Agreement — Consent Rights.”

Corporate Opportunity

New Mood’s certificate of incorporation will provide that, to the furthest extent permitted by applicable law, Apollo Sponsor and the GSO Sponsors and their respective direct or indirect affiliates and any person or entity who, while a holder of New Company Common Shares or a director, officer or agent of New Mood or any of its Subsidiaries and affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of the Apollo Sponsor or the GSO Sponsors or of their respective direct or indirect affiliates (each, an “Identified Person”): (a) shall have the right to, and shall have no duty not to, directly or indirectly engage in and possess interests in other business ventures, including those that compete with or are engaged in the same or similar business activities as New Mood and certain of its affiliates, with no obligation to offer New Mood or its affiliates the right to participate therein; and (b) shall have the right to invest in, or provide services to, any person that competes with or is engaged in the same or similar business activities as New Mood or certain of its affiliates.

New Mood’s certificate of incorporation will also provide that, to the fullest extent permitted by applicable law:

•                  New Mood renounces any interest in or expectancy with respect to any potential transaction or matter (including any investment, corporate or business opportunity or prospective economic or competitive advantage) (a “Competitive Opportunity”) that the Apollo Sponsor, the GSO Sponsors, or any other Identified Person acquires knowledge of, even if such Competitive Opportunity is one in which New Mood, its affiliates or equity holders, could have an interest or expectancy; and

•                  the Apollo Sponsor, the GSO Sponsors and each other Identified Person: (a) will not have any duty to communicate or present such Competitive Opportunity to New Mood or its affiliates; (b) will have the right to either hold such Competitive Opportunity for its own account and benefit or for the account and benefit of certain third parties, or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to a third party; and (c) will not have any liability to New Mood, its affiliates or any other person for failing to communicate or present such Competitive Opportunity to New Mood or its affiliates, for pursuing or acquiring such Competitive Opportunity itself or for any other person or for directing such Competitive Opportunity to a third party.

As a result, if any Apollo Director or GSO Director or any other Identified Person becomes aware of any Competitive Opportunity, such person may direct such Competitive Opportunity to another business in which they have invested, in which case New Mood may not become aware of or otherwise have the ability to pursue such Competitive Opportunity. Further, affiliates of Apollo Sponsor and the GSO Sponsor may compete with New Mood for such Competitive Opportunity. As a result, by renouncing its interest and expectancy in any business opportunity that may be from time to time presented to any of the parties described above, New Mood may experience adverse effects to its business or prospects, as attractive business opportunities could be procured by such persons for their own benefit rather than for New Mood’s.

Investor Rights Agreement

In connection with the completion of the Arrangement, at the Closing New Mood and the Sponsors will enter into the Investor Rights Agreement, which will become effective immediately following the Continuance and Domestication. The Investor Rights Agreement will contain, among other things, the agreement among the Sponsors to restrict their ability to transfer New Company Common Shares during the Lock-Up Period, as well as rights of first refusal, tag-along rights and drag-along rights. Pursuant to the Investor Rights Agreement, prior to a qualifying initial public offering, the Sponsors will have preemptive rights to acquire their pro rata portion of any future issuances of additional securities of New Mood, subject to certain customary exceptions. The Investor Rights Agreement also contains certain registration rights in favor of the Sponsors.

Director and Committee Member Appointment Rights

The Investor Rights Agreement will provide the Sponsors with certain rights with respect to the nomination of directors to serve on the Board, subject to applicable law. Immediately following the completion of the Arrangement and the Continuance and Domestication, the Board will comprise seven directors: (a) four nominated by the Apollo Sponsor; (b) two nominated by the GSO Sponsors; and (c) the chief executive officer of New Mood. In the event New Mood remains a reporting issuer in Canada, not less than three directors of the Board will be independent to the extent required by, and in accordance with, applicable Canadian securities laws. Please refer to “— Governance of New Mood Following the Arrangement” below for further details.

As ownership in New Mood by a Sponsor decreases, the Investor Rights Agreement will provide for the reduction in the number of directors such Sponsor may nominate. The tables below state the number of director(s) that each Sponsor may nominate to the Board pursuant to the Investor Rights Agreement based on the ownership of New Company Common Shares by such Sponsor and its affiliates, in each case, expressed as a percentage of ownership of the total New Company Common Shares issued and outstanding as of the Effective Time (e.g., 30% means that the Sponsor and its affiliates beneficially own 30% of the New Company Common Shares issued and outstanding as of the Effective Time). The nomination rights specified below will apply only for so long as (and at any time that) the Apollo Sponsor, or the Apollo Sponsor together with the GSO Sponsors, beneficially own(s), in the aggregate, more than 50% of the then issued and outstanding New Company Common Shares.

Apollo Sponsor Ownership	Directors
At least 30%	4
At least 20% but less than 30%	3
At least 10% but less than 20%	2
At least 5% but less than 10%	1
Less than 5%	0

GSO Sponsors Ownership	Directors
At least 10%	2
At least 5% but less than 10%	1
Less than 5%	0

After the Effective Date, if the Apollo Sponsor, or the Apollo Sponsor together with the GSO Sponsors, do(es) not beneficially own, in the aggregate, more than 50% of the then issued and outstanding New Company Common Shares, then, subject to the requirements of applicable law (including, if applicable, Canadian securities laws) and stock exchange listing standards (and, in the event of any such restrictive requirement, to the maximum extent permitted under such applicable law and stock exchange listing standards), each of the Apollo Sponsor and the GSO Sponsors will be entitled to nominate a percentage of the total members of the Board that is equal to the percentage of the total voting power of New Mood beneficially owned by the Apollo Sponsor or the GSO Sponsors, as the case may be, rounded to the nearest whole number of directors.

For purposes of determining each of the Apollo Sponsor’s and the GSO Sponsors’ director nomination rights, the percentage of New Company Common Shares held by the Apollo Sponsor or the GSO Sponsors, respectively, will be aggregated with any holdings of affiliates of the Apollo Sponsor or the GSO Sponsors, respectively.

If a vacancy on the Board is caused by the death, retirement, resignation or removal of any director nominated by the Apollo Sponsor or the GSO Sponsors, then, to the fullest extent permitted by applicable law, the Apollo Sponsor or the GSO Sponsors, as the case may be, will have the right to nominate a director to fill such vacancy, and New Mood will take all action to cause such director to be appointed to the Board.

Consent Rights

The Investor Rights Agreement also provides that for so long as the Apollo Sponsor and its affiliates and/or the GSO Sponsors and their affiliates beneficially own at least 10%, respectively, of the New Company Common Shares outstanding as of the Effective Date, any and all matters set forth in the list below will require the approval of the Apollo Sponsor and/or the GSO Sponsors, as the case may be:

1.              Any change to the size of the Board or any board of a subsidiary of New Mood (or comparable governing body thereof);

2.              Any amendment or other modification to the governing documents of New Mood or, subject to certain exceptions, the governing documents of a subsidiary of New Mood;

3.     Any engagement in any unrelated line of business;

4.              Certain sales of material assets or subsidiaries by New Mood or its Subsidiaries (excluding any Sale Transaction that GSO Sponsors are required to vote in favor of (see “— Support for Sale Transaction” below));

5.     Certain acquisitions of other entities or material assets thereof;

6.     Certain assumptions of material liabilities;

7.              Issuances by New Mood or its Subsidiaries of equity interests (including rights or other interests convertible into equity interests), subject to certain exceptions;

8.     Certain issuances or incurrences of indebtedness by New Mood or its Subsidiaries following the Effective Date;

9.     Certain redemptions, reclassifications, purchases, retirement, or other acquisitions by New Mood or its Subsidiaries of the equity or debt of New Mood or its Subsidiaries;

10. Any formation of, or any material transaction with, a joint venture of (a) New Mood or (b) any of its Subsidiaries; and

11. The entrance into any agreement, commitment, or arrangement to effect any of the foregoing.

Please refer to the Governance Term Sheet, which is also attached to this Circular as Appendix F for further detail.

Restrictions on Transfer and Rights of First Offer

During the Lock-Up Period, each Sponsor must obtain the consent of the other Sponsor prior to making any transfer of New Company Common Shares that would reduce its aggregate beneficial ownership of the then issued and outstanding New Company Common Shares to 30% or below, in the case of the Apollo Sponsor, or to 21% or below, in the case of the GSO Sponsors. Any transfer of New Company Common Shares to an affiliate is not subject to such consent requirement.

Following the Lock-Up Period, neither Sponsor will be subject to any restrictions in connection with the transfer of New Company Common Shares other than a right of first offer in favor of the other Sponsor (and any other restriction under applicable law). Any prospective selling Sponsor will notify the Company and the other Sponsor of such proposed transfer and the terms of such transfer. The Sponsor so notified will have the right to purchase its pro rata portion of New Company Common Shares proposed to be sold by such prospective selling Sponsor, and any remaining portion of the New Company Common Shares proposed to be sold may be transferred by such prospective selling Sponsor.

Tag-Along Rights

Prior to a qualifying initial public offering, each of the Apollo Sponsor and the GSO Sponsors will have customary tag-along rights in connection with any transfer or transfers (other than transfers to affiliates and certain other permitted transfers) by the Apollo Sponsor or the GSO Sponsors, respectively, that, individually or in the aggregate, represent more than 15% of the equity securities (including securities or rights convertible into equity securities) of New Mood at the Effective Date. Pursuant to such tag-along right, each Sponsor must notify the other Sponsor of the proposed terms of any such transfer prior to or concurrently with the entering into definitive documents relating to such transfer. The other Sponsor will have the right and option, but not the obligation, to transfer its pro rata portion to such purchaser.

Support for Sale Transaction

If (a) New Mood intends or proposes to enter into a transaction that will result in the acquisition by a third party not affiliated with the Apollo Sponsor of a majority or greater of the equity securities of New Mood or that will result in a sale of all or substantially all of New Mood’s assets (including by means of merger, consolidation, other business combination, share exchange, other reorganization or any sale of equity securities of New Mood or any of its Subsidiaries) (any such transaction, a “Sale Transaction”), (b) the Board approves such Sale Transaction, (c) Apollo Sponsor approves such Sale Transaction and (d) such Sale Transaction will result in a minimum amount, as agreed between Apollo Sponsor and the GSO Sponsors, of cash proceeds being paid to holders of New Company Common Shares, then, at the request of New Mood, GSO Sponsors will be required to, among other things, vote in favor of such Sale Transaction (if such a vote is required), waive any appraisal or dissenters’ rights, execute and deliver relevant agreements and instruments and agree to and take all other actions reasonably requested by New Mood or the Apollo Sponsor to effect such Sale Transaction (including, without limitation, the sale of their equity interests).

Preemptive Rights

Prior to a qualifying initial public offering, each Sponsor will have the right to purchase its pro rata share of any equity securities (including securities or rights convertible into equity securities) that New Mood or any of its Subsidiaries may propose to sell and issue, subject to customary exceptions.

Registration Rights

Pursuant to the Investor Rights Agreement, in connection with the completion of the Arrangement, New Mood will grant the Sponsors the right, under certain circumstances and subject to certain restrictions, to require New Mood to register under the U.S. Securities Act Registrable Securities that are held or acquired by them.

Initial Public Offering

Following the Lock-Up Period, the Sponsors may jointly compel New Mood to complete a qualifying initial public offering.

Demand Rights

Following a qualifying initial public offering, each Sponsor will have certain “demand” registration rights to request that New Mood register all or part of such Sponsor’s shares of Registrable Securities on an applicable registration statement under the U.S. Securities Act. New Mood is not required to comply with any demand registration request: (a) unless either (i) the aggregate net cash proceeds reasonably expected to be received from the sale of securities requested to be included in the registration statement exceeds a threshold amount or (ii) the securities to be included in the registration statement are all of the Registrable Securities held by the requesting Sponsor; (b) if New Mood has already effected three demand registrations or marketed underwritten shelf take- downs at the behest of the requesting Sponsor, collectively; or (c) if New Mood has already effected one demand registration or marketed underwritten shelf take-down at the behest of the requesting Sponsor in the same twelve- month period, unless otherwise agreed in writing by the non-requesting Sponsor. New Mood will have certain customary rights to delay filing such a registration statement in certain limited circumstances.

Shelf Registration Rights

Following a qualifying initial public offering, each Sponsor will have customary shelf registration rights with respect to Registrable Securities of New Mood held by such Sponsor. New Mood will have certain customary rights to delay filing or suspend the effectiveness of any shelf registration statement. Each Sponsor will have the right to request shelf take-downs from such shelf registration statements, and the associated offerings may be underwritten or not underwritten, marketed or not marketed. New Mood is not required to comply with any request for an underwritten shelf take-down unless either: (a) the aggregate net cash proceeds reasonably expected to be received from the sale of securities requested to be included in the registration statement exceeds a threshold amount; or (b) the securities to be included in the registration statement are all of the Registrable Securities held by the requesting Sponsor.

Piggyback Registration Rights

The Investor Rights Agreement also grants to the Sponsors certain “piggyback” registration rights, pursuant to which each Sponsor is entitled to include certain securities in a registration statement filed by New Mood, whether at the request of the other Sponsor or otherwise, subject (a) to pro rata cutbacks (based on the amount of equity securities included for such sale) and customary lock-ups, as discussed below, and (b) such other reasonable and customary limitations as may be mutually agreed between the Sponsors.

Cut-Backs and Lock-up Periods

If the underwriter in an offering pursuant to an underwritten shelf take-down or a “demand” or “piggyback” registration advises New Mood that marketing factors (including a significant adverse effect on the per security offering price) require a limitation of the number of Registrable Securities to be underwritten, then New Mood will notify the participating securityholders, and the number of Registrable Securities to be included in such offering will be allocated (a) pro rata among the participating securityholders, in the case of an underwritten shelf take-down or a demand registration, or (b) first, to New Mood, and second (only to the extent that additional capacity remains), pro rata among the participating securityholders, in the case of a piggyback registration.

Underwriters

In connection with any underwritten offering pursuant to an exercise of demand registration rights under the Investor Rights Agreement, the underwriter will be selected by New Mood, provided such underwriter is reasonably acceptable to the Sponsor initiating the request for such offering. In connection with any underwritten offering pursuant to a shelf take-down in accordance with the Investor Rights Agreement, the Sponsors will mutually select the underwriter(s), provided such underwriter(s) must be reasonably acceptable to New Mood. In connection with any exercise of “piggyback” registration rights by the Sponsors with respect to an offering effected by New Mood other than pursuant to the Sponsors’ registration rights, New Mood will select the underwriters.

Indemnification; Expenses

With respect to any registration, qualification, compliance or sale effected pursuant to a registration effected under the Investor Rights Agreement, New Mood has agreed to indemnify prospective sellers, certain of their related parties and the underwriters, if any, against all claims, losses, damages and liabilities (or actions in respect thereto) arising out of or based upon: (a) any untrue statement (or alleged untrue statement) or omission (or alleged omission) of material fact in any prospectus, offering circular, free writing prospectus or other similar document (including any related registration statement, notification or the like) incident to any such registration, qualification, compliance or sale; (b) any violation or alleged violation by New Mood of applicable law or regulation in connection with such registration, qualification, compliance or sale; and (c) any failure to register or qualify the registrable securities in any state where New Mood or its agents have undertaken or agreed to undertake such registration or qualification.

The Investor Rights Agreement also provides that each Sponsor, severally and not jointly, will indemnify New Mood, certain of its related parties and the underwriters, if any, against all claims, losses, damages and liabilities (or actions in respect thereto) arising out of or based upon any untrue statement (or alleged untrue statement) or omission (or alleged omission) of material fact in any prospectus, offering circular, free writing prospectus or other similar document (including any related registration statement, notification or the like) incident to any such registration, qualification, compliance or sale to the extent that such actual or alleged statement or omission was included in reliance upon information that relates to such Sponsor in its capacity as a selling securityholder and was furnished to New Mood by such Sponsor expressly for use in such document, up to the amount of gross proceeds received by such Sponsor (after underwriting discounts and commissions) upon the sale of the registrable securities giving rise to such indemnification obligation.

The costs and expenses of participating securityholders incurred in connection with any non-marketed underwritten shelf take-down initiated pursuant to the Investor Rights Agreement will be borne on a pro rata basis by such securityholders in accordance with the number of Registrable Securities each is selling in such shelf take- down. All other expenses incurred in connection with a registration of Registrable Securities pursuant to the Investor Rights Agreement (including certain reasonable fees and disbursements of the Sponsors’ legal counsel and accounting firms, reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities and fees and expenses of special experts or other persons retained by New Mood in connection with such registration) generally will be borne by New Mood, except that New Mood will not be required to pay stock transfer taxes, underwriters’ discounts, selling commissions or fees relating to registrable securities.

Amendment

Any amendment or waiver to or of any provision of the Investor Rights Agreement will require the prior written approval of the Apollo Sponsor and the GSO Sponsors.

Penalties of Sanctions

To the knowledge of management of the Company, no proposed director or executive officer of New Mood has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Individual Bankruptcies

To the knowledge of management of the Company, no proposed director of New Mood is or has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders or Bankruptcies

Except as set forth below, to the knowledge of management of the Company, no proposed director of New Mood is, or has been within the past 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemptions under securities legislation that was in effect for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation that was in effect for a period of more than 30 consecutive days; or (iii) or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets:

•                  Mr. David Sambur served as a member of the Board of Directors of (a) (i) Momentive Performance Materials Holdings Inc. during the period of February 12, 2014 to October 24, 2014, (ii) Momentive Performance Materials Inc. during the period of October 1, 2014 to October 24, 2014 and (iii) MPM Holdings Inc. during the period of October 24, 2014 to November 3, 2016. On April 13, 2014, Momentive Performance Materials Holdings Inc., Momentive Performance Materials Inc. and MPM Holdings Inc. commenced proceedings under chapter 11 of title 11 of the United States Code, 11 U.S.C.; (b) (i) Verso Corporation (f/k/a Verso Paper Corp) during the period of February 11, 2008 to July 15, 2016, and (ii) NewPage Holdings, Inc. during the period of January 7, 2015 to September 21, 2015. On January 26, 2016, Verso Corporation (f/k/a Verso Paper Corp), and NewPage Holdings, Inc. commenced proceedings under chapter 11 of title 11 of the United States Code, 11 U.S.C.; and (c) Caesars Entertainment Operating Company, Inc. from June 27, 2014 to present. On January 15, 2015, Caesars Entertainment Operating Company, Inc. commenced proceedings under chapter 11 of title 11 of the United States Code, 11 U.S.C.;

•                 Mr. Lee Solomon served as a member of the Board of Directors (or equivalent) of (a) CORE Entertainment Cayman Limited during the period of August 3, 2011 to October 15, 2015, (b) CORE Entertainment, Inc. during the period of June 16, 2011 to October 15, 2015, (c) CORE Entertainment UK Limited during the period of June 21, 2011 to October 15, 2015, (d) CORE Entertainment Offeror, LLC during the period of June 16, 2011 to October 15, 2015 and (e) CORE Media Group, Inc. during the period of June 16, 2011 to October 15, 2015. On April 28, 2016, CORE Entertainment Cayman Limited, CORE Entertainment, Inc., CORE Entertainment UK Limited, CORE Entertainment Offeror, LLC and CORE Media Group, Inc. commenced proceedings under chapter 11 of title 11 of the United States Code, 11 U.S.C.; and

•                 Mr. Reed Rayman served as a member of the Board of Directors of (a) Verso Paper Holdings, LLC during the period of (i) March 19, 2014 to January 7, 2015 and (ii) December 3, 2015 to July 15, 2016 and (b) Verso Corporation (f/k/a Verso Paper Corp) during the period of February 11, 2008 to July 15, 2016. On January 26, 2016, Verso Paper Holdings, LLC and Verso Corporation (f/k/a Verso Paper Corp) commenced proceedings under chapter 11 of title 11 of the United States Code, 11 U.S.C.

Selected Pro Forma Financial Information

Certain selected pro forma condensed consolidated financial information is set forth in the following table. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial information of New Mood, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the New Mood Unaudited Pro Forma Condensed Consolidated Financial Information set forth in this Circular.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the New Mood Unaudited Pro Forma Condensed Consolidated Financial Information set forth in this Circular, or of the results expected in future periods.

Unaudited Pro Forma Interim Statement of Financial Position as at March 31, 2017

	Actual as at		Pro forma as at March 31,
	March 31, 2017	Adjustments	2017
ASSETS
Current assets
Cash	$20,742	$(5,760)	$14,982
Restricted cash	817	—	817
Trade and other receivables, net	75,117	—	75,117
Income taxes recoverable	89	—	89
Inventory	25,043	—	25,043
Prepayments and other assets	16,087	(1,590)	14,497
Deferred costs	8,786	—	8,786
Total current assets	146,681	(7,350)	139,331
Non-current assets
Deferred costs	7,576	—	7,576
Property and equipment, net	40,681	—	40,681
Other assets	602	—	602
Intangible assets	180,385	—	180,385
Goodwill	209,258	—	209,258
Total assets	585,183	(7,350)	577,833

	Actual as at		Pro forma as at March 31,
	March 31, 2017	Adjustments	2017
LIABILITIES AND EQUITY
Current liabilities

Trade and other payables	94,697	(14,444)	80,253
Income taxes payable	1,178	—	1,178
Deferred revenue	20,666	—	20,666
Other financial liabilities	4,830	—	4,830
Current portion of long-term debt	8,350	(8,350)	—
Current portion of long-term debt (New Credit Facility)	—	9,000	9,000
Total current liabilities	129,721	(13,794)	115,927
Non-current liabilities
Deferred revenue	5,164	—	5,164
Deferred tax liabilities	23,026	—	23,026
Other payables and financial liabilities	1,762	(442)	1,320
Long-term debt	611,159	(611,159)	—
New Credit Facility	—	259,259	259,259
Warrants	—	742	742
New Company Notes	—	175,000	175,000
Add: New Company Notes
Premium	—	25,000	25,000
Total liabilities	770,832	(165,394)	605,438
Equity
Share capital	328,807	(212,502)	116,305
Contributed surplus	40,980	305,847	346,827
Foreign exchange translation reserve	11,179	—	11,179
Deficit	(566,891)	64,699	(502,192)
Equity attributable to owners of the parent	(185,925)	158,044	(27,881)
Non-controlling interests	276	—	276
Total equity	(185,649)	158,044	(27,605)
Total liabilities and equity	$585,183	$(7,350)	$577,833

Notes to the Unaudited Pro Forma Interim Statement of Financial Position as at March 31, 2017

1.              Basis of presentation

The unaudited pro forma interim consolidated statement of financial position of the Company is derived from the unaudited interim consolidated statement of financial position of the Company as at March 31, 2017. The unaudited pro forma interim consolidated statement of financial position is intended to represent the financial position of the Company as at March 31, 2017 as if the Arrangement, as well as the corporate and capital reorganization and distributions as discussed in the notes below, had occurred.

Other than the aforementioned transactions, the unaudited pro forma interim consolidated statement of financial position does not give effect to transactions occurring after March 31, 2017.

The Arrangement is subject to, among other things, approval by the Company Shareholders and the Company Noteholders. If the Arrangement is completed, the Arrangement, as well as the corporate and capital reorganization and distributions as discussed in the notes below, will be accounted for on the basis of events and circumstances at the Closing. The unaudited pro forma interim consolidated statement of financial position is based on currently available information and on certain assumptions management of the Company believes are reasonable under the circumstances. Some assumptions may not materialize and events and circumstances occurring subsequent to March 31, 2017 may be different from those assumed or anticipated which may materially affect amounts disclosed in the unaudited pro forma interim consolidated statement of financial position. Additionally, the unaudited pro forma interim consolidated statement of financial position does not purport to represent what the Company’s actual financial position will be upon completion of the Arrangement or represent the fair value of the Company’s assets or liabilities at the Closing.

2.              The Arrangement

The Arrangement will be completed under the CBCA, the Company’s governing corporate statute.

Pursuant to the Arrangement, the Company Notes will be exchanged for consideration, per US$1,000 principal amount, consisting of: (x) $500 aggregate principal amount of New Company Notes (which will be subsequently exchanged into a corresponding aggregate principal amount of Substituted New Company Notes); and (y) up to 175 New Company Common Shares, as well as additional consideration, to the extent applicable, in connection with the New Capital Offering. Pursuant to the New Capital Offering, Eligible Company Noteholders will be provided with the opportunity to subscribe for and purchase their pro rata portion (as between Eligible Company Noteholders) of up to approximately $50 million of additional newly issued post-Arrangement common equity to be issued by the Company (subject to a pro rata reduction based on the actual offering size, which will be no less than $25 million and which will be determined prior to Closing). Company Noteholders will receive per $1,000 aggregate principal amount of Company Notes: (i) if the Company Noteholder is a Funding Company Noteholder, (1) $500 aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, (2) 175 New Company Common Shares and (3) 682 New Company Common Shares per $1,000 of Funded Amount, or (ii) if the Company Noteholder is not a Funding Company Noteholder, (1) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes and (2) 150 New Company Common Shares. Company Noteholders that are Funding Company Noteholders will also receive, per $1,000 of Funded Amount, an additional 568 New Company Common Shares.

The New Company Notes will: (a) bear interest at LIBOR plus 14% (6% cash and 8% payment in kind, provided that if an event of default has occurred and is continuing under the New Credit Facility, no cash-pay interest will be payable), (b) mature seven years after the Effective Date, and (c) be redeemable, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount thereof or on a par for par basis by delivery of Substituted New Company Notes in a corresponding aggregate principal amount.

The Substituted New Company Notes will (a) bear interest at LIBOR plus 14% (6% cash and 8% payment in kind, provided that if an event of default has occurred and is continuing under the New Credit Facility, no cash-pay interest will be payable), (b) mature seven years after the Effective Date, and (c) be subject to a customary make- whole on or prior to the date that is one year after the Effective Date and thereafter may be redeemed based on specified prepayment premium percentages set forth in the Substituted New Company Notes Indenture.

As at March 31, 2017, the book value of the Company Notes was $347 million. The unaudited pro forma interim consolidated statement of financial position reflects the exchange of the Company Notes for the New Company Notes and New Company Common Shares, which has been accounted for as an extinguishment. The unaudited pro forma interim consolidated statement of financial position recognizes the New Company Notes at their fair value of $200 million and fair value of the New Company Common Shares issued as part of the exchange for Company Notes and offered and sold as part of the New Capital Offering of $116 million, resulting in a gain on extinguishment of $67 million which has been recognized in deficit on the unaudited pro forma interim consolidated statement of financial position. Included within the determination of the gain on extinguishment is $20 million in transaction costs related to completing the Arrangement. The New Capital Offering and the Arbiter Reinvestment was reflected at $43 million and assumes 100% of the Company Noteholders are Funding Company Noteholders.

In addition, an affiliate of funds affiliated with AGM and certain funds advised or subadvised by GSOCP have each agreed to backstop, on a pro rata basis, the full amount of the New Capital Offering, and in connection therewith will receive, in the aggregate, approximately 12.5 million New Company Shares, being the Put Option Payment. The Put Option Payment is included within the transactions costs related to completing the Arrangement and the fair value of the New Company Common Shares issued as the Put Option Payment has been included in the $116 million New Capital Offering, discussed above.

3.              New Credit Facility

The Company will refinance its existing $250 million Credit Facility with the New Term Loan Facility in an aggregate principal amount of up to $300 million and the New Revolving Credit Facility in an aggregate principal amount of up to $15 million. The proceeds of the New Credit Facility will be used to redeem the Credit Facility and the $50 million aggregate principal amount of MMGSA Notes, pursuant to the applicable provisions of the MMGSA Note Indenture as part of the MMGSA Redemption. The book values of the Credit Facility and the MMGSA Notes of $231 million and $42 million, respectively, have been eliminated on extinguishment. A loss on extinguishment of $14 million related to both the Credit Facility and the MMGSA Notes, which includes a $3 million prepayment penalty for the MMGSA Notes and removal of the remaining Credit Facility interest rate floor of $442,000, has been recognized in deficit on the unaudited pro forma interim consolidated statement of financial position.

The initial principal amount borrowed under the New Term Loan Facility will be $300 million (reduced by 50% of net cash proceeds of the BIS Sale to $292.5 million) with an additional $15 million available under the New Revolving Credit Facility. The unaudited pro forma interim consolidated statement of financial position does not reflect an immediate draw of the $15 million New Revolving Credit Facility as the Company does not intend to have a present need. In connection with the Arrangement, the Series A Warrants with an estimated fair value of $807,000 will be issued to HPS Investment Partners, LLC or one or more of its affiliates. The $300 million New Term Loan Facility and Series A Warrants have been recognized on a relative fair value basis of $268 million and $742,000, respectively, net of transaction costs of $23 million. The terms and conditions of the Series A Warrants require them to be recognized as a liability on the unaudited pro forma interim consolidated statement of financial position.

The New Term Loan Facility (a) will bear interest at a rate equal to or greater of (i) 3-Month LIBOR or (ii) one percent (1%), in each case, plus a margin of 7.25%, (b) will mature five years after completion of the Arrangement; and (c) may be repaid on and after the one-year anniversary of the Effective Date based on specified prepayment premium percentages set forth in the credit agreement governing the New Term Loan Facility.

4.              Company Common Share Acquisition

The Arrangement stipulates that all of the Company Common Shares will be acquired, redeemed and cancelled for the C$0.17 Share Cash-Out Consideration. In addition, all Company DSUs will immediately vest and be cashed out at an amount equal to the C$0.17 Share Cash-Out Consideration per each unit. An amount of $24 million has been recognized as a reduction in the Company’s share capital to reflect the acquisition, redemption and cancellation of the Company Common Shares and cash-out of the Company DSUs in the unaudited pro forma interim consolidated statement of financial position. The Company Options will be cancelled for no consideration as described in note 7 below.

In connection with the Arrangement, Arbiter currently holds approximately 17.5% of the Company Common Shares and will reinvest all of the consideration received in respect of such Company Common Shares under the Arrangement for approximately 4.6 million New Company Common Shares. Arbiter will also receive approximately an additional 1 million New Company Common Shares in consideration for its commitment to reinvest such amounts under the Arbiter Reinvestment.

5. Cash and Prepayments

In the unaudited pro forma interim consolidated statement of financial position, cash offsets the New Capital Offering, the MMGSA Notes, the New Company Notes, the New Credit Facility and the acquisition, redemption and cancellation of the Company Common Shares. To the extent that financing costs were previously paid, the prepayments account is the offset for $1.6 million of the transaction costs.

6. Trade and Other Payables

In the unaudited pro forma interim consolidated statement of financial position, trade and other payables were reduced by $2 million and $15 million for the payment of accrued interest related to the MMGSA Notes and the Company Notes, respectively, which is reflected as being paid. In addition, the unaudited pro forma interim consolidated statement of financial position, trade and other payables balance was adjusted for the recognition of $2 million for change in control bonuses payable by the Company in connection with the Arrangement.

7. Treatment of Stock Options, DSUs and Warrants

As discussed above, all Company DSUs will immediately vest and be cashed out for C$0.17. The Arrangement stipulates that all Company Options and Company DSUs will terminate and be cancelled. All of the Company Options are “out-of-the-money” and are reflected as having been cancelled by the Company. In the unaudited pro forma interim consolidated statement of financial position, contributed surplus increased $506,000 to reflect total accelerated stock-based compensation expense on the remaining Company Options and Company DSUs as at March 31, 2017. Additionally, a $305 million adjustment was recorded to reclassify the remaining share capital to contributed surplus to properly reflect only the new equity value of the New Company Common Shares in the share capital account.

All outstanding Company Warrants as at March 31, 2017 that were issued in connection with the issuance of the MMGSA Notes have been cancelled with no impact on the Company’s unaudited pro forma interim consolidated statement of financial position.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of New Mood as at March 31, 2017 on a pro forma basis after giving effect to the completion of the Arrangement. For detailed information on the total debt and share capitalization of the Company as at March 31, 2017, see the Company’s unaudited interim financial statements for the period ended March 31, 2017, which are incorporated by reference into this Circular.

Pro Forma as at
Description	March 31, 2017 after giving effect to the Arrangement
($ millions)
Short-term debt and current portion of long-term debt	$9,000
Long-term debt	459,259
Shareholders’ equity
Share capital	116,305
Contributed surplus	346,827
Foreign exchange translation reserves	11,179
Non-controlling interests	276
Retained earnings	(502,192)
Total shareholders’ equity	(27,605)
Total capitalization	$440,654

Principal Holders of New Company Common Shares

After giving effect to the Arrangement, to the knowledge of the directors and officers of the Company, no person will beneficially own, or exercise control or direction over, directly or indirectly, New Company Common Shares carrying 10% or more of the votes attached to all of the issued and outstanding New Company Common Shares other than (i) Apollo Sponsor; and (ii) GSO Sponsors. For details regarding such holdings, see “Part I — The Arrangement — Effect of the Arrangement — Share Capital of the Company and New Mood.”

Material Contracts

There are no contracts to which New Mood will be a party following completion of the Arrangement that can reasonably be regarded as material to a proposed investor in the New Company Common Shares, other than contracts entered into by the Company in the ordinary course of business and related to the New Credit Facility, the New Company Notes Indenture, the Substituted New Company Notes Indenture and the Investor Rights Agreement.

Auditors, Transfer Agent and Registrar

The auditors of New Mood will be Ernst & Young LLP, Chartered Professional Accountants located at 222 Bay Street, P.O. Box 251, Toronto, Ontario M5K 1J7.

The transfer agent and registrar for the New Company Common Shares will be Computershare Investor Services Inc. (or its affiliate) located at its principal offices in Toronto, Ontario.

PART III — INFORMATION CONCERNING THE COMPANY

The following information about the Company should be read in conjunction with the documents incorporated by reference into this Part III and the information concerning the Company appearing elsewhere in this Circular.

General

The Company was continued under the CBCA on June 17, 2008 under the name “Fluid Music Canada, Inc.” On June 28, 2010, the Company changed its name to “Mood Media Corporation” by filing articles of amendment. The head office of the Company is located at 1703 W. Fifth Street, Suite 600, Austin, Texas 78703 and the registered office of the Company is located at 199 Bay Street, 5300 Commerce Court West, Toronto, Ontario, M5L 1B9.

The Company is a leading global provider of in-store audio, visual and other forms of media and marketing solutions in North America and internationally to more than 500,000 commercial locations across a broad range of industries including retail, food retail, car dealerships, financial services and hospitality. The Company generates revenue from multiple product and service offerings across more than 40 countries and is a media and marketing solutions provider to more than 850 North American and international brands.

The Company’s business model is predominantly subscription-based, augmented by equipment sales and installation fees. Subscription revenue is generated through take-or-pay contracts, typically ranging from two to five years in length, pursuant to which the Company’s clients pay a fixed fee per month per location for the term of the contract, even if terminated early. As such, the majority of overall revenue is recurring and long term in nature.

The Company possesses a loyal client base of more than 850 North American and international brands, as well as thousands of small businesses, with average client tenure of eight years. Management believes that the product and service offerings are instrumental to clients in maximizing return on in-store investment and that its solutions increase in-store dwell times, which indirectly lead to purchases, reduce perceived waiting times and generate goodwill toward a brand based on value-added, informative content, such as promotions, consumer tips and news updates. Management believes that its in-store media and marketing solutions improve its clients’ consumer return and retention rates. Additionally, because of the breadth of the Company’s client base, the Company is not dependent on any single client, with no one client representing more than 2% of its total revenues. The Company’s clients range from single location businesses to “blue-chip” companies in a broad range of consumer-facing industries, including fashion and cosmetics, financial services, food and beverage, leisure and hospitality, oil and gas, car dealerships and telecommunications.

For further information regarding the Company, its Subsidiaries and their respective business activities, including, see the Company AIF, which is incorporated by reference in this Circular.

Documents Incorporated by Reference

Information in respect of the Company, its Subsidiaries and their respective business activities has been incorporated by reference in this Circular from documents filed with the Canadian securities regulators. Copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com.

The following documents of the Company, filed with the Canadian securities regulators, are specifically incorporated by reference into and form an integral part of this Circular:

(a)           the Company’s annual information form dated March 27, 2017 (the “Company AIF”);

(b)                                 the audited annual financial statements of the Company, consisting of its consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and its consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, together with the notes thereto and the reports of its independent registered public accounting firm thereon (the “Company 2016 Financial Statements”);

(c)                                  the management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2016 (the “Company 2016 MD&A”);

(d)                                 the unaudited interim financial statements of the Company, consisting of its consolidated statements of financial position as at March 31, 2017 and March 31, 2016 and its consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the three months then ended, together with the notes thereto;

(e)                                  the management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2017;

(f)                                   the management information circular of the Company dated May 18, 2016 relating to the annual general meeting of Company Shareholders held on June 16, 2016; and

(g)           the material change report dated April 18, 2017 in respect of the Arrangement and the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Company with the Canadian securities regulators subsequent to the date of this Circular and prior to the Company Meetings shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of the Company since December 31, 2016, as described in the Company’s audited annual financial statements for the year ended December 31, 2016, which are incorporated by reference into this Circular.

Description of Capital Structure

The Company is authorized to issue an unlimited number of Company Common Shares and an unlimited number of preferred shares issuable in series. As of the date of this Circular, 183,694,082 Company Common Shares are issued and outstanding.

Company Common Shares

Each Company Common Share entitles the holder to receive notice of any meetings of shareholders of the Company, to attend and to vote at all such meetings. All Company Common Shares have equal voting rights, with one vote per Company Common Share on all matters submitted to the shareholders for their consideration. The Company Common Shares do not have cumulative voting rights.

Company Shareholders are entitled to dividends, after the payment of any dividends payable to the holders of preferred shares, if, as and when declared by the Board by resolution.

Upon liquidation, dissolution, or winding up of the affairs of the Company, Company Shareholders will be entitled to share ratably in the assets available for distribution to such shareholders, after the payment of all liabilities and subject to the prior rights of holders of preferred shares.

Subject to applicable law and any applicable debt covenants, the Company may at any time or times purchase or otherwise acquire all or any part of the Company Common Shares, which Company Common Shares so purchased or otherwise acquired may then at the discretion of the Board be cancelled or returned to the status of authorized and unissued Company Common Shares.

Preferred Shares

The preferred shares may be issuable by the Board from time to time in one or more series. Subject to the Company’s Constating Documents, the Board will, prior to issue, fix the number of preferred shares of each series and determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, without limitation, the right to receive dividends (which may be cumulative, non-cumulative or partially cumulative, and variable or fixed), the currency of the payment of dividends (if any), the rights of redemption, as well as the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction, any voting rights, any conversion rights, any rights to receive the remaining property of the Company upon dissolution, liquidation or winding-up, any sinking fund or purchase fund and any other provision attaching to any such series of the preferred shares. There are currently no preferred shares of the Company issued and outstanding.

Company Notes

The Company issued $350 million in aggregate principal amount of 9.25% Senior Unsecured Notes pursuant to a trust indenture dated October 19, 2012, among, inter alia, the Company, the Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee. The Company Notes are due October 15, 2020 and bear interest at an annual rate of 9.25% payable semi-annually in cash on April 15 and October 15 of each year.

The Company Notes are guaranteed on a senior unsecured basis by all of the Company’s existing and future U.S. Subsidiaries. The Company Notes and the Subsidiary guarantees rank equally and ratably with all of the Company’s and the Subsidiary guarantors’ existing and future senior indebtedness and senior to all of the Company’s and the Subsidiary guarantors’ existing and future subordinated indebtedness. The Company Notes and the Subsidiary guarantees are effectively subordinated to all of the Company’s and the Subsidiary guarantors’ existing and future secured indebtedness, including the Company’s and the Subsidiary guarantors’ obligations under the Credit Facility. In addition, the Company Notes are structurally subordinated to all the obligations of any of the Company’s existing and future Subsidiaries that are not guarantors of the Company Notes.

Prior Sales

During the 12 months ending March 31, 2017, the Company did not issue any securities.

Price Range and Trading Volumes

The Company Common Shares are listed on the TSX under the symbol “MM.” The following table sets forth the reported minimum and maximum closing prices and total monthly trading volumes of the Company Common Shares as reported by the TSX for the periods indicated.

	High (C$)	Low (C$)	Volume
2017
May (1-17)	0.17	0.16	10,259,250
April	0.17	0.07	17,923,650
March	0.07	0.07	2,795,300
February	0.07	0.07	1,266,320
January	0.08	0.07	6,753,410
2016
December	0.08	0.07	5,130,270
November	0.14	0.06	38,016,530
October	0.18	0.13	593,080
September	0.26	0.11	4,104,230
August	0.13	0.11	3,114,880
July	0.10	0.09	1,482,320
June	0.15	0.09	1,414,700
May	0.18	0.08	2,594,300
April	0.10	0.06	2,652,010

On April 12, 2017, the last trading day on which the Company Common Shares traded prior to the announcement by the Company of the Arrangement and the signing of the Arrangement Agreement, the closing price of the Company Common Shares on the TSX was C$0.065.

Risk Factors

Whether or not the Arrangement is completed, the Company will continue to face many risk factors that it currently faces with respect to its business and affairs. An investment in the Company Common Shares or other securities of the Company is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors” in the Company’s AIF and the risk factors discussed throughout the Company’s 2016 MD&A, all of which are incorporated by reference in this Circular and filed with the Canadian securities authorities and available on SEDAR at www.sedar.com, as well as the risk factors set forth elsewhere in this Circular.

Legal Proceedings and Regulatory Actions

Except as to legal proceedings and regulatory actions described in documents incorporated by reference herein or in which the Company is involved in the ordinary course of its business and which, in the opinion of the Company, are not material, the Company is not presently involved in any legal proceedings or regulatory actions.

Auditors, Transfer Agent and Registrar

The auditors of the Company are Ernst & Young LLP, Chartered Professional Accountants located at 222 Bay Street, P.O. Box 251, Toronto, Ontario M5K 1J7. Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

The transfer agent and registrar for the Company Common Shares of the Company is Computershare Investor Services Inc. located at its principal offices in Toronto, Ontario.

Additional Information

The information contained in this Circular is given as of May 17, 2017, except as otherwise indicated. Financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial quarter.

Copies of the Company AIF, the Company 2016 Financial Statements and the Company 2016 MD&A may be y be obtained, without charge, by writing to the Secretary of the Company at 1703 W. Fifth Street, Suite 600, Austin, Texas 78703. Additional copies of this Circular are also available upon request. All of the above documents can be found under the Company’s profile on SEDAR at www.sedar.com.

Interested persons may access disclosure documents and any reports, statements or other information that the Company files with the Canadian securities commissions or other similar regulatory authorities through the SEDAR website at www.sedar.com.

PART IV — GENERAL PROXY MATTERS

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of the Company to be used at the Company Meetings. Solicitations of proxies will be primarily by mail and electronic means, but may also be by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of the Company. The Company will pay for the delivery of its proxy-related materials indirectly to all Non-Registered Holders of Company Common Shares and Company Notes.

The Company has also retained Kingsdale Advisors to assist it in connection with communication with Company Securityholders. The Company has agreed to pay Kingsdale Advisors an aggregate fee of C$40,000, plus reasonable out-of-pocket expenses, for these services.

All costs of the solicitation for the Company Meetings will be borne by the Company.

The information set forth below generally applies to Registered Holders of Company Common Shares. If you are a non-registered or beneficial holder of Company Common Shares or Company Notes (i.e., your Company Common Shares or Company Notes are held through a broker, financial institution or other nominee), please see “Management Information Circular — Information for Non-Registered Holders of Company Common Shares and Company Notes” at the front of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for use by Company Shareholders. The persons named in the enclosed form of proxy are directors and/or officers of the Company. A Company Shareholder has the right to appoint a person (who need not be a Company Shareholder) other than the persons designated in the applicable form of proxy provided by the Company to represent the Company Shareholder at the Company Shareholder Meeting. To exercise this right, the Company Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in such form of proxy or submit another appropriate form of proxy permitted by law, and in either case, send or deliver the completed proxy to the offices of Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower Toronto, Ontario M5J 2Y1. The form of proxy for the Company Shareholder Meeting must be received by Computershare Investor Services Inc. no later than 9:30 a.m. (Toronto time) on June 13, 2017 or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement of the Company Shareholder Meeting. Failure to deposit a form of proxy shall result in its invalidation. Notwithstanding the foregoing, the Chair of the Company Shareholder Meeting has the discretion to accept or reject proxies received after such deadline and the Chair of the Company Shareholder Meeting is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Company Shareholder Meeting at his or her discretion, without notice.

If your Company Common Shares or Company Notes are held in “street name” by a Canadian or U.S. brokerage account, trustee or another nominee, you are considered the “beneficial owner” or “non-registered holder” of those Company Common Shares or Company Notes. As the beneficial owner of those Company Common Shares or Company Notes, you have the right to direct your broker, trustee or nominee how to vote. However, because a beneficial owner is not the securityholder of record, you will not be entitled to vote your beneficially-owned Company Common Shares or Company Notes in person at the Company Meetings unless you obtain a “legal proxy” from the Canadian or U.S. broker, trustee or nominee that holds your Company Common Shares or Company Notes, giving you the right to vote the Company Common Shares or Company Notes at the Company Meetings, as applicable.

A Company Shareholder that has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Company Shareholder or by its attorney duly authorized in writing or, if the Company Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Investor Services Inc. no later than 9:30 a.m. (Toronto time) on June 13, 2017 or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement of the Company Shareholder Meeting or with the Chair of the Company Shareholder Meeting on the day of the Company Shareholder Meeting or any adjournment or postponement thereof.

Record Date

The record date for determination of Company Shareholders entitled to receive notice of and to vote at the Company Shareholder Meeting is May 9, 2017.

The record date for determination of Company Noteholders entitled to receive notice of and to vote at the Company Noteholder Meeting is May 9, 2017

Only Company Securityholders whose names have been entered in the applicable registers of Company Common Shares and Company Notes on the close of business on the applicable record date will be entitled to receive notice of and to vote at the applicable Company Meeting.

Signature of Proxy

The applicable accompanying form of proxy must be executed by the Company Shareholder or its attorney authorized in writing, or if the Company Shareholder is a corporation, the applicable form of proxy or voting instruction form should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

Voting of Proxies

The persons named in the applicable accompanying form of proxy will vote or withhold from voting the Company Common Shares in respect of which they are appointed in accordance with the direction of the Company Shareholder appointing them and if the Company Shareholder specifies a choice with respect to any matter to be voted upon, such Company Shareholder’ Company Common Shares will be voted accordingly. In the absence of such direction, the Company Common Shares will be voted “FOR” the approval of the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution to be considered at the Company Shareholder Meeting as described in this Circular.

Exercise of Discretion of Proxy

The proxyholder has discretion under the applicable accompanying form of proxy with respect to any amendments or variations of the matter of business to be acted on at the Company Shareholder Meeting or any other matters properly brought before the Company Shareholder Meeting or any adjournment(s) or postponement(s) thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Company Shareholder Meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested. The persons named in the enclosed proxy will vote on such matters in accordance with their best judgment. At the date of this Circular, management of the Company knows of no amendments, variations or other matters to come before either of the Company Meetings other than the matters referred to in the Notice of Special Meeting of Shareholders and the Notice of Meeting of Noteholders. Company Shareholders that are planning on returning the applicable accompanying form of proxy are encouraged to review this Circular carefully before submitting the form of proxy.

Voting by Internet and Telephone

Registered Holders of Company Common Shares may use the internet at www.investorvote.com and the telephone at 1-866-732-8683 (a toll-free number) to transmit their voting instructions and for electronic delivery of information. Registered Holders of Company Common Shares should have the form of proxy in hand when they access the website or dial the toll-free number noted above. Registered Holders of Company Common Shares will be prompted to enter their control number, which is located on the form of proxy. If Registered Holders of Company Common Shares vote by internet or by telephone, their vote must be received no later than 9:30 a.m. on June 13, 2017 or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement of the Company Shareholder Meeting. The website may be used to appoint a proxyholder to attend and vote on a Registered Holder of Company Common Shares’ behalf at the Company Shareholder Meeting and to convey a Company Shareholder’s voting instructions. Please note that if a Registered Holder of Company Common Shares appoints a proxyholder and submits their voting instructions and subsequently wishes to change their appointment, such Company Shareholder may resubmit their proxy, prior to the deadline noted above. The toll-free telephone number can only be used to convey a Company Shareholder’s voting instructions and cannot be used to appoint a proxyholder to attend at and vote at a meeting on the Company Shareholder’s behalf at the Company Shareholder Meeting. At any time, Computershare Investor Services Inc. may cease to provide internet and/or telephone voting, in which case Company Shareholders can elect to vote by mail or by fax. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Securities and Principal Holders Thereof

As at the date of this Circular, there were 183,694,082 Company Common Shares issued and outstanding. To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, Company Common Shares in aggregate entitled to 10% or more of the votes which may be cast at the Company Meetings other than as follows:

Company Shareholders

Name of Company Shareholder	Approximate Number of Company Common Shares Beneficially Owned or Controlled	Percentage of Outstanding Company Common Shares
Arbiter	32,128,324	17.5%
Fidelity	20,482,664	11.2%

Company Noteholders

Name of Company Noteholder	Principal Amount of Company Notes Beneficially Owned or Controlled	Percentage of Outstanding Principal Amount of Company Notes
Apollo Funds	$138,539,000	39.6%
GSO Sponsors	$99,192,000	28.3%

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Circular (including the documents incorporated by reference herein and the Appendices hereto), the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any informed person, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its Subsidiaries.

For the purposes of this Circular, an “informed person” means a director or executive officer of the Company, a director or executive officer of a person or company that is itself an “informed person” or Subsidiary of the Company and any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

Procedure and Votes Required

The Interim Order provides that each holder of Company Common Shares and/or Company Notes at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Company Shareholder Meeting and Company Noteholder Meeting, respectively.

Pursuant to the Interim Order:

(a)                                 each Company Common Share entitled to be voted at the Company Shareholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Shareholder Meeting in respect of the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution;

(b)                                 each $1,000 principal amount in Company Notes entitled to be voted at the Company Noteholder Meeting will entitle the holder thereof as of the Record Date to one vote at the Company Noteholder Meeting in respect of the Arrangement Noteholder Resolution;

(c)                                  the number of votes required to pass the Arrangement Shareholder Resolution shall be: (i) at least 66 2/3% of the votes cast by Company Shareholders, either in person or by proxy, at the Company Shareholder Meeting; and (ii) at least a majority of the votes cast by Company Shareholders present, either in person or by proxy, at the Company Shareholder Meeting, excluding any votes attached to Company Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(d)                                 the number of votes required to pass the Arrangement Noteholder Resolution shall be at least 66 2/3% of the votes cast by Company Noteholders, either in person or by proxy, at the Company Noteholder Meeting;

(e)                                  the quorum at the Company Shareholder Meeting shall be not less than two Company Shareholders present in person or by proxy, representing in the aggregate not less than 10% of the total outstanding Company Common Shares entitled to vote at the Company Shareholder Meeting. If a quorum is present at the opening of the Company Shareholder Meeting, the Company Shareholders present or represented may proceed with the business of the Company Shareholder Meeting notwithstanding that a quorum is not present throughout the Company Shareholder Meeting. If a quorum is not present at the opening of the Company Shareholder Meeting, the Company Shareholders present or represented may adjourn the Company Shareholder Meeting to a fixed time and place but may not transact any other business; and

(f)                                   the quorum at the Company Noteholder Meeting shall require each of: (i) not less than one person present in person at the opening of the Company Noteholder Meeting who is entitled to vote at the Company Noteholder Meeting; (ii) the Apollo Sponsor, in its capacity as a Company Noteholder; and (iii) each GSO Sponsor, in its capacity as a Company Noteholder, in each case, either as a Company Noteholder or a proxyholder therefor. If a quorum is present at the opening of the Company Noteholder Meeting, the Company Noteholders present or represented may proceed with the business of the Company Noteholder Meeting notwithstanding that a quorum is not present throughout the Company Noteholder Meeting. If a quorum is not present at the opening of the Company Noteholder Meeting, the Company Noteholders present or represented may adjourn the Company Noteholder Meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, each of the Arrangement Shareholder Resolution and the Arrangement Noteholder Resolution authorizes the Board, without further notice to or approval of the Company Shareholders or Company Noteholders, as applicable, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. See Appendix A to this Circular for the full text of the Arrangement Shareholder Resolution and Appendix B to this Circular for the full text of the Arrangement Noteholder Resolution.

PART V — APPROVAL

Board of Directors’ Approval

The contents and the sending of this Circular have been approved by the Board.

(signed) “Kevin Dalton”
Kevin Dalton
Chairman of the Board of Directors of Mood Media
Corporation

May 18, 2017

PART VI — CONSENTS OF EXPERTS

Consent of Allen & Company LLC

We hereby consent to the references to our firm name and our fairness opinion dated April 12, 2017 contained in the Circular, under the headings “Summary Information — Reasons for Recommendation of the Special Committee and the Board,” “Summary Information — Financial Advisor Opinions — Allen Fairness Opinion,” “Part I — The Arrangement — Background to the Arrangement,” “Part I — The Arrangement — Reasons for Recommendation of the Special Committee and the Board,” “Part I — The Arrangement — Financial Advisor Opinions — Allen Fairness Opinion” and to the inclusion of the text of our fairness opinion in Appendix K-1 to the Notice of Special Meeting of Holders of Common Shares of Mood Media Corporation and Notice of Special Meeting of 9.25% Senior Notes due 2020 of Mood Media Corporation and Management Information Circular concerning the Plan of Arrangement involving Mood Media Corporation dated May 18, 2017. Our fairness opinion was given as at April 12, 2017 subject to the assumptions made, procedures followed, matters considered and limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the board of directors of Mood Media Corporation shall be entitled to rely upon our opinion.

(signed) “Allen & Company LLC”

New York, New York

May 18, 2017

Consent of Origin Merchant Partners

We hereby consent to the references to our firm name and our opinions to the effect that, as of the date of such opinions and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein: (i) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Shareholders (other than Arbiter and any of its associates, affiliates or subsidiaries); (ii) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds); (iii) the Arrangement and the other transactions contemplated by the Arrangement Agreement are fair, from a financial point of view, to the Company, and (iv) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement and the other transactions contemplated by the Arrangement Agreement than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration Company Noteholders and Company Shareholders would receive in the Arrangement and the other transactions contemplated by the Arrangement Agreement would exceed the estimated value Company Noteholders and Company Shareholders would receive in a liquidation, respectively, and formal valuation dated April 12, 2017 contained in the Circular, under the headings “Summary Information - Reasons for Recommendation of the Special Committee and the Board,” “Summary Information — Financial Advisor Opinions — Origin Opinions and Valuation,” “Part I — The Arrangement — Background to the Arrangement,” “Part I — The Arrangement — Reasons for Recommendation of the Special Committee and the Board,” “Part I — The Arrangement — Financial Advisor Opinions — Origin Opinions and Valuation,” “Part I — The Arrangement — Securities Laws Matters — Canada — Valuation,” “Part I — The Arrangement — Securities Laws Matters — Canada — Prior Valuations” and to the inclusion of the text of our fairness opinions in Appendix K-2 to the Notice of Special Meeting of Holders of Common Shares of Mood Media Corporation and Notice of Special Meeting of 9.25% Senior Notes due 2020 of Mood Media Corporation and Management Information Circular concerning the Plan of Arrangement involving Mood Media Corporation dated May 18, 2017. Our opinions and formal valuation were given as at April 12, 2017 subject to the assumptions, limitations and qualifications contained therein. In providing such consent, we do not intend that any person other than the board of directors of Mood Media Corporation shall be entitled to rely upon our opinions.

(signed) “Origin Merchant Partners”

Toronto, Ontario

May 18, 2017

APPENDIX A

ARRANGEMENT SHAREHOLDER RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)                                 The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Mood Media Corporation (the “Company”), as more particularly described and set forth in the management information circular of the Company dated May 18, 2017 accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)                                 The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement dated as of April 12, 2017 between (a) the Company, (b) AP Mixtape Holdings, L.P. and (c) FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone / GSO Strategic Credit Fund (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)                                 The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)                                 Notwithstanding that this resolution or similar resolutions have been passed (and the Plan of Arrangement adopted) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5)                                 Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)                                 Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

ARRANGEMENT NOTEHOLDER RESOLUTION

BE IT RESOLVED THAT:

(1)                                 The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Mood Media Corporation (the “Company”), as more particularly described and set forth in the management information circular of the Company dated May 18, 2017 accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)                                 The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement dated as of April 12, 2017 between the (a) the Company, (b) AP Mixtape Holdings, L.P. and (c) FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone/GSO Strategic Credit Fund (the “Arrangement Agreement”) (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)                                 The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)                                 Notwithstanding that this resolution or similar resolutions have been passed (and the Plan of Arrangement adopted) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5)                                 Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)                                 Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

APPENDIX C

CONTINUANCE AND DOMESTICATION RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)                                 The continuance of Mood Media Corporation (the “Company”) out of the laws of Canada (the “Continuance”) pursuant to Section 188 of the Canada Business Corporations Act (the “CBCA”) and the domestication of the Company under the laws of the State of Delaware (the “Domestication”) pursuant to Section 388 of the General Corporation Law of the State of Delaware, at any time up to and including October 12, 2017, but in any event not earlier than following the completion of the arrangement (the “Arrangement”) under Section 192 of the CBCA involving the Company, as more particularly described and set forth in the management information circular of the Company dated May 18, 2017 accompanying the notice of this meeting, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, are hereby authorized and approved.

(2)                                 In connection with the Domestication, the form or Certificate of Incorporation and Domestication Bylaws substantially in the form attached to this resolution as Exhibit “I” are hereby authorized and approved, with such minor amendments as the directors may approve prior to the filing thereof.

(3)                                 The Company is hereby authorized to take such steps as are necessary to effect the Continuance and to file a certificate of corporate domestication and a certification of incorporation with the Secretary of State of the State of Delaware in connection with the Domestication.

(4)                                 The directors of the Company are hereby authorized to abandon the Continuance and the filing of the certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware at any time without further approval of the shareholders of the Company.

(5)                                 Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Continuance and Domestication.

(6)                                 Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

EXHIBIT “I” TO APPENDIX C

CERTIFICATE OF INCORPORATION AND DOMESTICATION BYLAWS

CERTIFICATE OF INCORPORATION OF MOOD MEDIA CORPORATION

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), certifies as follows:

ARTICLE I

The name of the corporation is Mood Media Corporation (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

(A)          Authorized Capital. The total number of shares of capital stock that the Corporation shall have authority to issue is two hundred seventy-five million (275,000,000), divided into two classes, consisting of two hundred twenty-five million (225,000,000) shares of common stock with the par value of $0.01 per share (“Common Stock”), and fifty million (50,000,000) shares of preferred stock with the par value of $0.01 per share (“Preferred Stock”).

(B)          Common Stock. The rights, privileges and conditions attaching to the Common Stock as a class shall be as follows:

1.             Dividend Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock out of funds legally available therefor at such times and in such amounts as the board of directors of the Corporation (the “Board”) in its discretion shall determine.

2.             Voting Rights. The holders of Common Stock shall be entitled to one vote for each share on all matters required or permitted to be voted on by stockholders of the Corporation under the DGCL. The Common Stock shall be subject to all of the rights, privileges, preferences and priorities, if any, of the holders of any outstanding series of Preferred Stock.

(C)          Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized, by resolution or resolutions, to provide, out of the authorized and unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the voting rights, if

C-I-1

any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of each such series of Preferred Stock, and the number of shares constituting such series. Whenever the Corporation desires to do so, a certificate of designation setting forth a copy of such resolution or resolutions providing for such series of Preferred Stock, fixing the voting rights, if any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of such series of Preferred Stock and the number of shares of such series of Preferred Stock shall be executed and filed with the Secretary of State of the State of Delaware. Unless otherwise provided in any such resolution or resolutions providing for one or more series of Preferred Stock, the number of shares of each such series may be increased or decreased (but not below the number of shares thereof then outstanding). Unless otherwise provided in any such resolution or resolutions providing for one or more series of Preferred Stock, the voting rights, if any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of each series of Preferred Stock may differ from those of any and all other series at any time outstanding.

ARTICLE V

From time to time, any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the DGCL or other applicable law at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to this reservation. The Corporation shall not have the power to amend this Certificate of Incorporation (including by way of merger or consolidation of the Corporation with another Entity) without (i) the prior vote or written consent of the holders of a majority of the voting power of the issued and outstanding shares of Common Stock, voting separately as a class; (ii) for so long as the Apollo Sponsor beneficially owns at least 10% of the Common Stock issued and outstanding as of the Effective Date, the prior consent of the Apollo Sponsor; and (iii) for so long as the GSO Sponsors beneficially own at least 10% of the Common Stock issued and outstanding as of the Effective Date, the prior consent of the GSO Sponsors.

ARTICLE VI

(A)          Board of Directors. Except as otherwise provided by this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The number of directors constituting the Entire Board shall initially be seven directors and such number may be increased or decreased from time to time solely by a resolution adopted by the Board; provided, that any such resolution changing the number of directors constituting the Entire Board shall require the prior consent of (a) for so long as the Apollo Sponsor is expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, the Apollo Sponsor, and (b) for so long as the GSO Sponsors are expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, the GSO Sponsors; provided, further, that [(i) for so long as the Company is a reporting issuer in any jurisdiction in Canada, not less than three directors shall be independent to the extent required, and as determined, by applicable Canadian securities laws and (ii)](1) in no event shall the number of directors of the Corporation be less than

(1)        Bracketed text to be removed from filed Certification of Incorporation if the Corporation will not be a “reporting issuer” in any jurisdiction of Canada upon the filing of this Certificate of Incorporation with Secretary of State of the State of Delaware.

C-I-2

one. The names and mailing addresses of the persons who are to serve as the initial directors of the Corporation until the first annual meeting of stockholders, or until their successors are duly elected and qualified, are set forth below:

Name	Mailing Address

Salim Hirji	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

Reed Rayman	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

David Sambur	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

Lee Solomon	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

Eric Nadan	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

Gordon McKemie	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

Steve Richards	c/o Mood Media Corporation 1703 W. 5th St., Suite 600 Austin, TX 78703

In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the DGCL or other applicable law, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation (the “Bylaws”), without any action on the part of the stockholders, but the stockholders may make, alter, amend or repeal the Bylaws, whether adopted by them or otherwise; provided, that (a) if the Apollo Sponsor beneficially owns at least 10% of the Common Stock outstanding as of the Effective Date, then the authorization of the Apollo Sponsor shall be obtained in respect of the making, alteration, amendment or repeal of the Bylaws by the Board and (b) if the GSO Sponsors beneficially own at least 10% of the Common Stock outstanding as of the Effective Date, then the authorization of the GSO Sponsors shall be obtained in respect of the making, alteration, amendment or repeal of the Bylaws by the Board.

(B)          Board Voting Rights. On each matter submitted to the Board, any committee of the Board or any subcommittee of any committee of the Board, each director (including each Apollo Director, each GSO Director and each Non-Sponsor Director) shall have

C-I-3

one vote per director; provided, that notwithstanding the foregoing and to the fullest extent permitted by Section 141(d) of the DGCL:

(a)         [for so long as (and at any time during such period that) each of the following conditions has been satisfied: (i) an IPO of the Corporation has not occurred, (ii) the Corporation is a reporting issuer in any jurisdiction in Canada requiring that any of the directors be independent pursuant to, and as determined by, applicable Canadian securities laws, (iii) the Apollo Sponsor, or the Apollo Sponsor together with the GSO Sponsors, beneficially own(s), in the aggregate, more than 50.0% of the then issued and outstanding shares of Common Stock, (iv) the Apollo Sponsor has the right to nominate a majority of the members of the Board pursuant to an agreement to which the Corporation is a party, and (v) either the Apollo Sponsor beneficially owns, in the aggregate, more of the then issued and outstanding Common Stock than the GSO Sponsors or the GSO Sponsors have waived such condition described in this clause (v), then, each Apollo Employee Director shall have a number of votes (including fractions thereof) equal to:

where the following terms have the following meanings:

NAEDTotal                                         the total number of Directors (other than the Apollo Employee Directors) then serving on the Board or on such committee or subcommittee, as applicable;

VAD                                                                     the number, if any, of vacancies and unfilled positions on the Board or such committee or subcommittee, as applicable, as of such time; and

AEDTotal                                                  the number of Apollo Employee Directors then in office or serving on such committee or subcommittee, as applicable;](2)

(b)         [in the event (and at any time during such period that) the conditions set forth in clauses (i) to (v) of Section (B)(a) of this Article VI are not satisfied, then] (3) with respect to any matter under consideration at a meeting of the Board or any committee or subcommittee thereof, each Apollo Employee Director shall have an aggregate number of votes (including fractions thereof) equal to:

where the following terms have the following meanings:

(2)         Bracketed text to be removed from filed Certification of Incorporation if the Corporation will not be a “reporting issuer” in any jurisdiction of Canada upon the filing of this Certificate of Incorporation with Secretary of State of the State of Delaware.

(3)         Bracketed text to be removed from filed Certification of Incorporation if the Corporation will not be a “reporting issuer” in any jurisdiction of Canada upon the filing of this Certificate of Incorporation with Secretary of State of the State of Delaware.

C-I-4

ADTotal                                                          the total number of Apollo Directors then serving on the Board or on such committee or subcommittee, as applicable;

VAD                                                                     the number, if any, of vacancies and unfilled positions on the Board or such committee or subcommittee, as applicable, for which the Apollo Sponsor is entitled to designate, nominate or have designated or nominated a director at such time pursuant to an agreement to which the Corporation is a party;

ADAttending                                       the total number of Apollo Directors attending such meeting and voting or abstaining with respect to such matter; and

AEDAttending                               the number of Apollo Employee Directors attending such meeting and voting or abstaining with respect to such matter.

(c)          with respect to any matter under consideration by the Board or any committee or subcommittee thereof, each GSO Employee Director shall have an aggregate number of votes (including fractions thereof) equal to:

where the following terms have the following meanings:

GDTotal                                                          the total number of GSO Directors then serving on the Board or on such committee or subcommittee, as applicable;

VGD                                                                     the number, if any, of vacancies and unfilled positions on the Board or such committee or subcommittee, as applicable, for which the GSO Sponsors are entitled to designate, nominate or have designated or nominated a director at such time pursuant to an agreement to which the Corporation is a party;

GDAttending                                       the total number of GSO Directors attending such meeting and voting or abstaining with respect to such matter; and

GEDAttending                               the number of GSO Employee Directors attending such meeting and voting or abstaining with respect to such matter.

Subject to the following sentence, in addition to any other requirements (including any required vote) under the DGCL, this Certificate of Incorporation and the Bylaws, prior to an IPO, (i) for so long as the Apollo Sponsor is expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, the presence of at least one Apollo Employee Director shall be necessary in order for a quorum to be obtained at any meeting of the Board, any committee of the Board or any subcommittee thereof; and (ii) for so long as the GSO Sponsors are expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, the presence of at least one GSO Employee Director shall be necessary in order for a quorum to be obtained at any meeting of the Board, any committee of the Board or any subcommittee thereof. If the presence of an Apollo Employee Director or a GSO Employee Director is necessary in order for a quorum to be obtained at a meeting of the Board or any committee or subcommittee thereof and no Apollo Employee Director or GSO Employee Director, as applicable, attends such meeting, then such meeting may be reconvened with a substantially identical agenda at least two business days but

C-I-5

not more than 21 calendar days from the initial scheduled meeting date, and if no Apollo Employee Director or GSO Employee Director, as applicable, attends such reconvened meeting, a quorum may be deemed obtained at such reconvened meeting notwithstanding the absence of such Apollo Employee Director(s) or GSO Employee Director(s), as applicable, and the vote of such absent Apollo Employee Director(s) or GSO Employee Director(s) shall not be required for the Board or committee or subcommittee thereof, as applicable, to take action at such reconvened meeting if a quorum otherwise is present at such meeting. Any meeting purported to be held and any action purported to be taken in violation of this paragraph shall be void ab initio.

Prior to an IPO, (i) if the Apollo Sponsor is expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, then the Board shall appoint a director designated by the Apollo Sponsor to each committee of the Board and each subcommittee thereof, and no committee of the Board or subcommittee thereof shall have the power to take any action by, in the name of or on behalf of the Corporation unless such Apollo Director is then serving on such committee or subcommittee; and (ii) if the GSO Sponsors are expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, then the Board shall appoint a director designated by the GSO Sponsors to each committee of the Board and each subcommittee thereof, and no committee of the Board or subcommittee thereof shall have the power to take any action by, in the name of or on behalf of the Corporation unless such GSO Director is then serving on such committee or subcommittee[; provided, that for so long as (and at any time during such period that) the Corporation is a reporting issuer in any jurisdiction in Canada requiring that any of the directors be independent pursuant to, and as determined by, applicable Canadian securities laws, each member of the audit committee of the Board shall be an independent director] (4). Any action purported to be taken by any committee of the Board or subcommittee thereof in violation of this paragraph shall be void ab initio.

At any time that any Apollo Employee Director or GSO Employee Director has more than one vote per director on any matter, every reference in the DGCL, this Certificate of Incorporation or the Bylaws to a majority or other proportion of directors shall be deemed a reference to a majority or other proportion of the votes of the directors, as applicable; provided, for the avoidance of doubt, that any reference to the total number of authorized directors for purposes of determining whether any Apollo Director or GSO Director is entitled to more than one vote per director shall be a reference to the total number of individual directors authorized to serve on the Board (including all unfilled vacancies and unfilled newly created directorships).

ARTICLE VII

Election of directors need not be by written ballot unless the Bylaws shall so require.

ARTICLE VIII

To the fullest extent permitted by law, as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. None of the amendment or repeal of this Article VIII, the adoption of any provision

(4)         Bracketed text to be removed from filed Certification of Incorporation if the Corporation will not be a “reporting issuer” in any jurisdiction of Canada upon the filing of this Certificate of Incorporation with Secretary of State of the State of Delaware.

C-I-6

of this Certificate of Incorporation or, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection of any director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. Subject to the terms of any agreement to which the Corporation and any of the Apollo Sponsor or the GSO Sponsors are a party, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted, and shall be delivered to the Corporation.

The books of the Corporation may be kept (subject to any provision contained in the DGCL) within or outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE X

Neither any contract or other transaction between the Corporation and any other Entity, nor any other acts of the Corporation with relation to any other Entity, will, in the absence of fraud, to the fullest extent permitted by applicable law, in any way be invalidated or otherwise affected by the fact that any one or more of the directors or officers of the Corporation or its Affiliates (a) has a pecuniary or other interest in such other Entity or any of its subsidiaries or other affiliates or (b) is a director, officer, partner or member of such other Entity or any of its subsidiaries or other affiliates (any such director or officer, a “Related Person” and any such Entity, subsidiary, or affiliate, a “Related Entity”). Any Related Person may be a party to, or may have a pecuniary or other interest in, any contract or transaction of the Corporation with a Related Entity; provided, that the fact that such person is a Related Person or has a pecuniary or other interest in such contract or transaction is disclosed or is known to the Board or a majority of directors present at any meeting of the Board at which action upon any such contract or transaction is taken. Without limiting the foregoing, any director of the Corporation who is also a Related Person or who has a pecuniary or other interest in such contract or transaction may be counted in determining the existence of a quorum at any meeting of the Board during which any such contract or transaction is authorized and may vote thereat to authorize any such contract or transaction, with like force and effect as if such person were not a Related Person or did not have a pecuniary or other interest in such contract or transaction. Any director of the Corporation may vote upon any contract or any other transaction between the Corporation and any of the Corporation’s Affiliates without regard to the fact that such director is a Related Person with respect to such Affiliate.

C-I-7

Any contract, transaction or act of the Corporation or of the directors of the Corporation that is ratified at any annual meeting of the stockholders of the Corporation, or at any special meeting of the stockholders of the Corporation called for such purpose (or pursuant to any written consent in lieu thereof), will, insofar as permitted by applicable law, be as valid and as binding as though ratified by every stockholder of the Corporation; provided, that any failure of the stockholders to approve or ratify any such contract, transaction or act, when and if submitted, will not be deemed in any way to invalidate the same or deprive the Corporation, its Affiliates, and their respective directors, officers or employees, of its or their right to proceed with such contract, transaction or act.

ARTICLE XI

In recognition and anticipation that (i) certain Representatives of the Apollo Sponsor or of its Affiliates may serve as directors, officers or agents of the Corporation and/or its Affiliates, (ii) certain Representatives of the GSO Sponsors or of their respective Affiliates may serve as directors, officers or agents of the Corporation and/or its Affiliates, and (iii) each of the Apollo Sponsor and the GSO Sponsors and their respective Affiliates may now engage and may continue to engage (a) in the same or similar activities or related lines of business as those in which the Corporation and its Affiliates may engage and/or (b) in other business activities that overlap with or compete with those in which the Corporation and/or its Affiliates may engage, the provisions of this Article XI are set forth to regulate and define the conduct of certain affairs of the Corporation and its Affiliates with respect to certain classes or categories of business opportunities, as such opportunities may involve the Apollo Sponsor, the GSO Sponsors, their respective Affiliates and Identified Persons, on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Affiliates and its and their respective stockholders, directors, officers, and agents in connection therewith, on the other hand. To the fullest extent permitted under the DGCL, each Identified Person (i) shall have the right to, and shall have no duty not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including business ventures engaged in the same or similar business activities or lines of business as the Corporation or any of its Affiliates or that are deemed to be competing with the Corporation or any of its Affiliates, on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, affiliate, member, financing source, investor, direct or indirect manager, general or limited partner or assignee of any other person or Entity, with no obligation to offer to the Corporation or its Affiliates the right to participate therein, and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Affiliates or that directly or indirectly competes with the Corporation or any of its Affiliates.

In the event that any Identified Person (i) acquires knowledge of a potential transaction or matter which may be an investment, corporate or business opportunity or prospective economic or competitive advantage in which the Corporation or its Affiliates, or their respective direct or indirect equity holders, could have an interest or expectancy (a “Competitive Opportunity”) or (ii) otherwise is then exploiting any Competitive Opportunity, then to the fullest extent permitted under the DGCL, the Corporation and its Affiliates, and their respective direct and indirect equity holders, will have no interest in such Competitive Opportunity and no expectation that such Competitive Opportunity will be offered to them. To the fullest extent permitted by law, any such interest or expectation is hereby renounced, and any such Identified Person shall (i) have no duty to communicate or present such Competitive Opportunity to the Corporation, its Affiliates or its direct or indirect equity holders, (ii) have the right to either hold any such Competitive Opportunity for such Identified Person’s own account and benefit or the

C-I-8

account of the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, financing sources, investors, direct or indirect managers, general or limited partners or assignees of any Identified Person or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to persons or entities other than the Corporation or any of its Affiliates or direct or indirect equity holders and (iii) notwithstanding any provision in this Certificate of Incorporation to the contrary, not be obligated or liable to the Corporation, any stockholder, director or officer of the Corporation or any other person or Entity by reason of the fact that such Identified Person, directly or indirectly, took any of the actions noted in the immediately preceding clause (ii), pursued or acquired such Competitive Opportunity for itself or any other person or Entity or failed to communicate or present such Competitive Opportunity to the Corporation or its Affiliates or direct or indirect equity holders.

In the event of a conflict or other inconsistency between this Article XI and any other Article or provision of this Certificate of Incorporation, this Article XI shall prevail under all circumstances. Notwithstanding anything to the contrary herein, under no circumstances shall the provisions of this Article XI (other than this paragraph) apply to (or result in or be deemed to result in a limitation or elimination of any duty owed by) any employee of the Corporation or any of its Affiliates, irrespective of whether such employee otherwise would be an Identified Person, and any Competitive Opportunity waived or renounced by any person or Entity pursuant to such other provisions of this Article XI shall be expressly reserved and maintained by such person or Entity, as applicable (and shall not be waived or renounced) as to any such employee.

For the avoidance of doubt, subject to the preceding paragraph, this Article XI is intended to disclaim and renounce with respect to the Identified Persons, to the fullest extent permitted under Section 122(17) of the DGCL, any right of the Corporation or any of its Affiliates, and each of their respective current, former or future stockholders, directors or officers, controlling persons, employees, agents, members, financing sources, direct or indirect managers, general or limited partners or assignees with respect to the matters set forth in this Article XI, and this Article XI shall be construed to effect such disclaimer and renunciation to the fullest extent permitted under the DGCL.

ARTICLE XII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, observer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising pursuant to this Certificate of Incorporation or the Bylaws), or (d) any action asserting a claim governed by the internal affairs doctrine.

ARTICLE XIII

All references in this Certificate of Incorporation to a specific percentage of shares of Common Stock shall automatically be proportionately adjusted for any corporate event or transaction involving the Corporation, such as a stock subdivision, stock split, reverse stock split, stock combination, stock dividend, stock exchange, merger, consolidation, recapitalization,

C-I-9

amalgamation, or other like change in capital structure of the Corporation or any similar event or transaction occurring after the Effective Date.

For purposes of this Certificate of Incorporation the following capitalized terms shall have the meaning set forth below:

“Affiliate” shall mean:

(a) in respect of the Apollo Sponsor, the Apollo Parties and any person or Entity that, directly or indirectly, controls, is controlled by or is under common control with the Apollo Sponsor; provided, that, notwithstanding the foregoing, none of the following shall be deemed an Affiliate of the Apollo Sponsor:

(i)            the Corporation,

(ii)           any Affiliate of the Corporation,

(iii)                               any direct or indirect stockholder of the Corporation (other than the Apollo Parties), and

(iv)                              any Representative or financing source of any of the foregoing persons or entities (except any Representative that is an Apollo Party);

(b) in respect of the GSO Sponsors, the GSO Parties and any person or Entity that, directly or indirectly, controls, is controlled by or is under common control with the GSO Sponsors; provided, that, notwithstanding the foregoing, none of the following shall be deemed an Affiliate of the GSO Sponsors:

(i)            the Corporation,

(ii)           any Affiliate of the Corporation,

(iii)                               any direct or indirect stockholder of the Corporation (other than the GSO Parties),

(iv)                              any Representative or financing source of any of the foregoing persons or entities (except any Representative that is a GSO Party), and

(v)                                 the Blackstone Group L.P. or any of its affiliates (other than the GSO Sponsors and any of their respective subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM; and

(c) in respect of the Corporation, any person or Entity that, directly or indirectly, is controlled by the Corporation;

“AGM” means Apollo Global Management, LLC, a Delaware limited liability company;

“Apollo Director” shall mean any director of the Board that was nominated or appointed by the Apollo Sponsor;

“Apollo Employee Director” shall mean (x) any director who, at the time of his or her election or appointment to the Board or at any time thereafter, has been expressly

C-I-10

designated as such by the Apollo Sponsor in a written instrument delivered to the Corporation and whose designation as such shall not have been revoked or withdrawn by the Apollo Sponsor in a written instrument delivered to the Corporation and (y) unless the Apollo Sponsor provides otherwise in a written instrument delivered to the Corporation, any Identified Person in respect of the Apollo Sponsor who is then serving as a director and is an employee of an Apollo Party (and not a consultant or other independent contractor thereof);

“Apollo Non-Employee Director” shall mean any Apollo Director who is not an Apollo Employee Director;

“Apollo Parties” shall mean, collectively, (a) the Apollo Sponsor and its Affiliates (including, for the avoidance of doubt, AP Mixtape GP, LLC, Apollo Advisors VIII, L.P., Apollo Management VIII, L.P., APH Holdings (FC), L.P. and APH Holdings (DC), L.P.); (b) any direct or indirect equity holder of the Apollo Sponsor; (c) any person or Entity directly or indirectly controlled or managed by AGM, Apollo Advisors VIII, L.P., Apollo Management VIII, L.P., APH Holdings (FC), L.P. or APH Holdings (DC), L.P. (other than the Corporation and its Affiliates); and (d) their respective Representatives;

“Apollo Sponsor” shall mean AP Mixtape Holdings, L.P.;

“beneficially own” shall mean, with respect to any person, any Common Stock (a) which such person or any of such person’s Affiliates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act (whether or not the Corporation is then subject to any of the reporting obligations under the Exchange Act or any regulations promulgated thereunder), (b) which such person has the right or obligation to acquire pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, (c) which such person has the right to vote pursuant to any agreement, arrangement or understanding, or (d) which are the subject of, the reference securities for or that underlie any option, warrant, swap, repurchase agreement, participation, convertible security, stock appreciation right or other right or derivative, whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or delivery mechanism at a price related to such Common Stock or a value determined in whole or in part with reference to, or derived in whole or in part from, the market price or value of such Common Stock;

“Corporation Equity Securities” means any Equity Securities issued by Mood Media Corporation or any of its subsidiaries or Equity Linked Securities;

“Effective Date” shall mean [date of filing], 2017;

“Entire Board” shall mean the total number of directors that the Corporation would have if there were no unfilled vacancies or unfilled newly created directorships;

“Entity” shall mean any corporation, partnership, limited liability company, joint venture, firm, association, or other entity;

“Equity Securities” has the meaning ascribed to such term in Rule 405 promulgated under the Securities Act as in effect on the Effective Date;

“Equity Linked Securities” means (x) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any capital stock, voting

C-I-11

securities or equity interests of the Corporation, (y) any warrants or options or other rights to acquire from the Corporation, or any other obligation of the Corporation to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities or (z) any rights that are linked in any way to the price of any Equity Securities of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock or other Equity Securities of, the Corporation;

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“GSO” shall mean GSO Capital Partners, L.P.;

“GSO/BDFM” means GSO / Blackstone Debt Funds Management LLC, a Delaware limited liability company;

“GSO Director” shall mean any director of the Board that was nominated or appointed by the GSO Sponsors;

“GSO Employee Director” shall mean (x) any director who, at the time of his or her election or appointment to the Board or at any time thereafter, has been expressly designated as such by the GSO Sponsors in a written instrument delivered to the Corporation and whose designation as such shall not have been revoked or withdrawn by the GSO Sponsors in a written instrument delivered to the Corporation and (y) unless the GSO Sponsors provide otherwise in a written instrument delivered to the Corporation, any Identified Person in respect of the GSO Sponsors who is then serving as a director and is an employee of a GSO Party (and not a consultant or other independent contractor thereof);

“GSO Non-Employee Director” shall mean any GSO Director who is not a GSO Employee Director;

“GSO Parties” shall mean, collectively, (a) the GSO Sponsors and their Affiliates; (b) any direct or indirect equity holder of the GSO Sponsors; (c) any person or Entity directly or indirectly controlled or managed by GSO or GSO/BDFM (other than the Corporation and its Affiliates); and (d) their respective Representatives;

“GSO Sponsors” shall mean FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC, and Blackstone / GSO Strategic Credit Fund;

“Identified Person” shall mean (a) the Apollo Sponsor and its Affiliates, (b) the GSO Sponsors and their Affiliates and (c) any person or Entity who, while a stockholder, director, officer or agent of the Corporation or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of the Apollo Sponsor or the GSO Sponsors or of their respective Affiliates;

“IPO” shall mean the initial underwritten public offering of Equity Securities of the Corporation pursuant to an effective registration statement filed by the Corporation with the SEC (other than (i) a registration relating solely to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation, (ii) a registration incidental to an issuance of securities under Rule 144A, (iii) a registration on Form S-4 or any successor form, or (iv) a registration on Form S-8 or any successor form) under the Securities Act;

C-I-12

“Non-Sponsor Director” shall mean any member of the Board other than an Apollo Director or a GSO Director;

“Representative” shall mean, with respect to any person or Entity, any principal, member, director, partner, stockholder, direct or indirect equity holder, controlling person, direct or indirect manager, general or limited partner, officer, employee or other agent, representative or assignee of such person or Entity;

“Rule 144” shall mean Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule;

“SEC” shall mean the U.S. Securities and Exchange Commission or any successor agency; and

“Securities Act” shall mean the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

ARTICLE XIV

The Corporation elects not to be governed by Section 203 of the DGCL.

ARTICLE XV

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

[Remainder of Page Intentionally Left Blank.]

C-I-13

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of              , 2017.

Name:
Title:	Incorporator

C-I-14

BYLAWS OF

MOOD MEDIA CORPORATION

(Adopted            , 2017)

ARTICLE I

Offices

Section 1.01            Registered Office; Registered Agent. The registered office of Mood Media Corporation (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The Corporation’s registered agent in the State of Delaware, and the address of such registered agent, may be changed from time to time by or under the authority of the board of directors of the Corporation (the “Board of Directors”) in the manner provided in the General Corporation Law of the State of Delaware (the “DGCL”).

Section 1.02            Other Offices. The Corporation may have a principal or other office or offices at such other place or places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as shall be necessary or appropriate for the conduct of the business of the Corporation.

ARTICLE II

Stockholders

Section 2.01            Place of Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place, if any, within or without the State of Delaware, or by means of remote communication, as may be designated by the Board of Directors and stated in the notice of the meeting.

Section 2.02            Annual Meetings; Stockholder Proposals.

(a)              A meeting of stockholders for the election of directors and other business shall be held annually at such date and time as may be designated by the Board of Directors from time to time.

(b)              At an annual meeting of the stockholders, only business (other than business relating to the nomination or election of directors, which is governed by Section 3.03) that has been properly brought before the stockholder meeting in accordance with the procedures set forth in this Section 2.02 shall be conducted. To be properly brought before a meeting of stockholders, such business must be brought before the meeting (i) by or at the direction of the Board of Directors or any committee thereof or (ii) by a stockholder who (A) was a stockholder of record of the Corporation when the notice required by this Section 2.02 is delivered to the

C-I-15

Secretary of the Corporation and at the time of the meeting, (B) is entitled to vote at the meeting and (c) complies with the notice and other provisions of this Section 2.02. Subject to Section (l), and except with respect to nominations or elections of directors, which are governed by Section 3.03, Section 2.02(b)(ii) is the exclusive means by which a stockholder may bring business before a meeting of stockholders. Any business brought before a meeting in accordance with Section 2.02(b)(ii) is referred to as “Stockholder Business.”

(c)               Subject to Section 2.02(l), at any annual meeting of stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a stockholder of record of the Corporation (the “Notice of Business”) and must otherwise be a proper matter for stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at the principal executive office of the Corporation, addressed to the Secretary of the Corporation, by no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of stockholders; provided, however, that if (i) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of stockholders, (ii) no annual meeting was held during the prior year or (iii) in the case of the Corporation’s first annual meeting of stockholders as a corporation with a class of equity security registered under the Exchange Act, the notice by the stockholder to be timely must be received (A) no earlier than 120 days before such annual meeting and (B) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was first made by mail or Public Disclosure. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of a stockholder meeting commence a new time period (or extend any time period) for the giving of the Notice of Business.

(d)              The Notice of Business must set forth:

(i)                  the name and record address of each stockholder proposing Stockholder Business (the “Proponents”), as they appear on the Corporation’s books;

(ii)               the name and address of any Stockholder Associated Person;

(iii)            as to each Proponent and any Stockholder Associated Person, (A) the class or series and number of shares of stock directly or indirectly held of record and beneficially by such Proponent or Stockholder Associated Person, (B) the date such shares of stock were acquired, (C) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among the Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and

C-I-16

borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the Proponent’s notice by, or on behalf of, the Proponent or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any Stockholder Associated Person with respect to shares of stock of the Corporation (a “Derivative”), (E) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Proponent or any Stockholder Associated Person has a right to vote any shares of stock of the Corporation. The information specified in Section 2.02(d)(i) to (iii) is referred to herein as “Stockholder Information”;

(iv)           a representation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such Stockholder Business,

(v)              a brief description of the Stockholder Business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws (as the same may be amended and/or restated from time to time, the “Bylaws”), the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting;

(vi)           any material interest of each Proponent and any Stockholder Associated Person in such Stockholder Business;

(vii)        a representation as to whether the Proponent intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Shareholder Business or (B) otherwise to solicit proxies from stockholders in support of such Stockholder Business;

(viii)     all other information that would be required to be filed with the Securities and Exchange Commission (“SEC”) if the Proponents or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”); and

(ix)           a representation that the Proponents shall provide any other information reasonably requested by the Corporation.

(e)               The Proponents shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

(f)                In addition, the Proponent shall affirm as true and correct the information provided to the Corporation in the Notice of Business or at the Corporation’s request pursuant to Section 2.02(e) (and shall update or supplement such

C-I-17

information as needed so that such information shall be true and correct) as of (i) the record date for the meeting, (ii) the date that is ten calendar days before the first anniversary date of the Corporation’s proxy statement released to stockholders in connection with the previous year’s annual meeting and (iii) the date that is the later of ten business days before the meeting or any adjournment or postponement thereof. Such affirmation, update and/or supplement must be delivered personally or mailed to, and received at the principal executive office of the Corporation, addressed to the Secretary of the Corporation, by no later than (x) five business days after the applicable date specified in clause (i) or (ii) of the foregoing sentence (in the case of the affirmation, update and/or supplement required to be made as of those dates), and (y) not later than seven business days before the date for the meeting (in the case of the affirmation, update and/or supplement required to be made as of ten business days before the meeting or any adjournment or postponement thereof).

(g)               The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.02, and, if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(h)              If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of Stockholders to present the Stockholder Business such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.02, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(i)                  “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(j)                 “Stockholder Associated Person” means with respect to any stockholder, (i) any other beneficial owner of stock of the Corporation that are owned by such stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the stockholder or such beneficial owner.

(k)              “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or

C-I-18

cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

(l)                  The notice requirements of this Section 2.02 shall be deemed satisfied with respect to stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Further, nothing in this Section 2.02 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 2.03                             Special Meetings. A special meeting of the stockholders (or of any class thereof) for any purpose or purposes may be called at any time by the Chairman of the Board, if any, or by order of the Board of Directors. Such written request shall state the purpose or purposes for which such meeting is to be called and the call therefor shall be issued, and notice of such special meeting shall be given, within 60 days after the receipt of said request. Business transacted at all special meetings shall be confined to the purpose or purposes specifically stated in the notice of the special meeting.

Section 2.04                             Notice of Meetings. Except as otherwise expressly required by law, written notice of each meeting of stockholders, whether annual or special, shall be given at least ten (10) and not more than sixty (60) days before the date on which the meeting is to be held to each stockholder of record entitled to vote thereat by delivering a notice thereof to such stockholder personally or by mailing such notice in a postage prepaid envelope directed to such stockholder at such stockholder’s address as it appears on the books and records of the Corporation, unless such stockholder shall have filed with the Secretary of the Corporation a written request that notices intended for such stockholder be directed to another address, in which case such notice shall be directed to such stockholder at the address designated in such request. Notices of each meeting of stockholders, whether annual or special, shall set forth the date, time, place, if any, the means of remote communications, if any, by which stockholders or proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at such meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). Notices of each special meeting of stockholders shall also set forth the purpose or purposes for which the meeting is called. In lieu of written notice, notice may be given by electronic transmission if permitted by applicable law and if given in compliance therewith. If notice is given by electronic transmission, it shall be deemed given at such time as is determined by applicable law. If mailed, notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder in the manner set forth herein. An affidavit of the Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.05                                    List of Stockholders. The Secretary or any Assistant Secretary of the Corporation shall produce, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote thereat (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the

C-I-19

meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided, that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, such list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network (provided, that the information required to access such list shall be provided with the notice of the meeting). Except as otherwise provided by law, the original or duplicate stock ledger shall be the only evidence as to the stockholders entitled to examine such list or to vote in person or by proxy at such meeting.

Section 2.06                             Quorum; Adjournment of Meetings. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business at all meetings of the stockholders. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If less than a quorum shall be present or represented at the time for which the meeting shall have been called, the stockholders so present in person or by proxy at such meeting may, by a majority in voting power thereof, adjourn the meeting from time to time without any notice or call other than by an announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall attend. Any meeting or adjournment thereof at which a quorum is present may also be adjourned in like manner without notice or call or upon such notice or call as may be determined by vote of the holders of a majority in voting power voting thereon. If, however, the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted if the meeting had been held as originally called.

Section 2.07                                    Voting. Except as otherwise provided in the Certificate of Incorporation or the DGCL, at every meeting of stockholders, each holder of record of the issued and outstanding stock of the Corporation entitled to vote at such meeting shall be entitled to one vote in person or by proxy for each such share of stock having voting power upon the matter in question held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no proxy shall be

C-I-20

voted after three years from its date unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Shares of its own capital stock belonging to the Corporation directly or indirectly shall not be voted directly or indirectly; provided, however, that the foregoing shall not limit the right of the Corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity (and to count such shares for purposes of determining a quorum). Except as otherwise required by the laws of the State of Delaware or the Certificate of Incorporation, and except for the election of directors, at all meetings of the stockholders, a quorum being present, all matters shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock entitled to vote thereon which are present in person or by proxy. Directors shall be elected by plurality of the votes cast at a meeting for the election of directors at which a quorum is present. Unless demanded by a stockholder of the Corporation present in person or by proxy at any meeting of the stockholders and entitled to vote thereat before the meeting begins, or so directed by the person presiding at the meeting or required by the laws of the State of Delaware, the election of directors of the Corporation or the vote on any other question presented at the meeting need not be by ballot. On any vote by ballot, each ballot shall be signed by the stockholder voting, or in such stockholder’s name by such stockholder’s proxy, if there be such a proxy, and shall state the number of shares voted by such stockholder and the number of votes to which each share is entitled.

Section 2.08                             Organization of Meeting. The Chairman of the Board, if any, or in his or her absence, the Vice Chairman of the Board, if any, or in his or her absence, the President of the Corporation, shall preside at all meetings of stockholders. If none of the Chairman of the Board, the Vice Chairman of the Board or the President is present at the meeting, the holders of a majority of the voting power present at the meeting and entitled to vote, in person or by proxy, shall select a person to preside at the meeting. Subject to the requirements of any applicable law or the rules and regulations of any national securities exchange, national securities association or interdealer quotation system upon which the Corporation’s securities may be listed, the person presiding at a meeting of stockholders shall determine the order of business and the procedure at the meeting, including, without limitation, the regulation of the manner of voting and the conduct of any discussion, as he or she believes to be in order. The Secretary of the Corporation shall act as secretary of all meetings of stockholders, or in his or her absence, any Assistant Secretary of the Corporation who is present shall act as secretary of the meeting, or if no Assistant Secretary shall be present, the person presiding at such meeting shall appoint a secretary for that particular meeting.

Section 2.09                                     Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such corporate action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing.

C-I-21

In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed shall state, in lieu of any statement required by law concerning any vote of stockholders, that consent had been given in accordance with the provisions of Section 228 of the DGCL. Without limiting the manner by which consent may be given, written consent may be given by means of electronic transmission in the manner prescribed by Section 228 of the DGCL.

Section 2.10                             Ratification of Acts of Directors and Officers. Except as otherwise provided by law or by the Certificate of Incorporation, any transaction or contract or act of the Corporation or of the directors or the officers of the Corporation may be ratified by the affirmative vote of the holders of the voting power which would have been necessary to approve such transaction, contract or act at a meeting of stockholders, or by the written consent of stockholders in lieu of a meeting.

ARTICLE III

Board of Directors

Section 3.01                                    General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by the DGCL or the Certificate of Incorporation. The Board of Directors may adopt such rules and regulations, not inconsistent with the Certificate of Incorporation or these Bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02                                    Number of Directors; Term of Office. The number of directors constituting the Entire Board (as defined in the Certificate of Incorporation) shall be fixed from time to time in accordance with the Certificate of Incorporation. Except as otherwise provided by the Certificate of Incorporation, each director shall hold office until the annual meeting of the stockholders next following his or her election and until his or her successor shall have been elected and shall qualify, or until his or her earlier death, resignation, disqualification or removal from office. Directors shall be elected at the annual meeting of stockholders. Directors need not be stockholders or residents of the State of Delaware. Except as otherwise provided in these Bylaws, elections of directors need not be by written ballot.

Section 3.03                                    Nominations of Directors.

(a)              Subject to Section 3.03(k) only persons who are nominated in accordance with the procedures set forth in this Section 3.03 are eligible for election as directors.

(b)              Nominations of persons for election to the Board of Directors may only be made at a meeting properly called for the election of directors and only (i) by or at the direction of the Board of Directors or any committee thereof or (ii) by a stockholder who (A) was a stockholder of record of the Corporation when the notice required by this Section 3.03 is delivered to the Secretary of the Corporation and at the time of the meeting, (B) is entitled to vote for the election of directors at the meeting and (C) complies with the notice and other provisions

C-I-22

of this Section 3.03. Subject to Section 3.03(k), Section 3.03(b)(ii) is the exclusive means by which a stockholder may nominate a person for election to the Board of Directors. Persons nominated in accordance with Section 3.03(b)(ii) are referred to as “Stockholder Nominees.” A stockholder nominating persons for election to the Board of Directors is referred to as the “Nominating Stockholder.”

(c)               Subject to Section 3.03(k), all nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to and received at the principal executive office of the Corporation, addressed to the attention of the Secretary of the Corporation, by the following dates:

(i)                  in the case of the nomination of a Stockholder Nominee for election to the Board of Directors at an annual meeting of stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of stockholders; provided, however, that if (A) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of stockholders, (B) no annual meeting was held during the prior year or (C) in the case of the Corporation’s first annual meeting of stockholders as a corporation with a class of equity security registered under the Exchange Act, the notice by the Stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was first made by mail or Public Disclosure, and

(ii)               in the case of the nomination of a Stockholder Nominee for election to the Board of Directors at a special meeting of stockholders, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was first made by mail or Public Disclosure.

(d)              Notwithstanding anything to the contrary, if the number of directors to be elected to the Board of Directors at a meeting of stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the principal executive office of the Corporation, addressed to the attention of the Secretary of the Corporation, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.

(e)               In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual or special meeting

C-I-23

commence a new time period (or extend any time period) for the giving of the Notice of Nomination.

(f)                The Notice of Nomination shall set forth:

(i)                  the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person (except that references to the “Proponent” in Section 2.02(d)(i) to Section 2.02(d)(iii) shall instead refer to the “Nominating Stockholder” for purposes of this Section 3.03(f)(i));

(ii)               a representation that each stockholder nominating a Stockholder Nominee is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

(iii)            all information regarding each Stockholder Nominee and Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act and the written consent of each Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected;

(iv)           a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith, were the “registrant” for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant;

(v)              a representation as to whether the Nominating Stockholders intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (B) otherwise to solicit proxies from stockholders in support of such nomination;

(vi)           all other information that would be required to be filed with the SEC if the Nominating Stockholders and Stockholder Associated Person were participants in a solicitation subject to Section 14 of the Exchange Act; and

(vii)        a representation that the Nominating Stockholders shall provide any other information reasonably requested by the Corporation.

(g)               The Nominating Stockholders shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

C-I-24

(h)              In addition, the Nominating Stockholder shall affirm as true and correct the information provided to the Corporation in the Notice of Nomination or at the Corporation’s request pursuant to Section 3.03(g) (and shall update or supplement such information as needed so that such information shall be true and correct) as of (i) the record date for the meeting, (ii) the date that is ten calendar days before the first anniversary date of the Corporation’s proxy statement released to stockholders in connection with the previous year’s annual meeting (in the case of an annual meeting) or 50 days before the date of the meeting (in the case of a special meeting) and (iii) the date that is ten business days before the date of the meeting or any adjournment or postponement thereof. Such affirmation, update and/or supplement must be delivered personally or mailed to, and received at the principal executive office of the Corporation, addressed to the Secretary of the Corporation, by no later than (1) five business days after the applicable date specified in clause (i) or (ii) of the foregoing sentence (in the case of the affirmation, update and/or supplement required to be made as of those dates), and (2) not later than seven business days before the date for the meeting (in the case of the affirmation, update and/or supplement required to be made as of ten business days before the meeting or any adjournment or postponement thereof).

(i)                  The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination was not made in accordance with the procedures set forth in this Section 3.03, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

(j)                 If the stockholder (or a qualified representative of the Stockholder) does not appear at the applicable stockholder meeting to nominate the Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.03, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(k)              Nothing in this Section 3.03 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 3.04                                    Quorum; Manner of Acting; Telephonic Participation. Subject to the Certificate of Incorporation or applicable law, and in addition to any other requirements (including any required vote) under the Certificate of Incorporation or applicable law, (i) the presence of directors holding a majority of the voting power of the Entire Board (in the case of meetings of the Board of Directors) or of the entire number of directors constituting any

C-I-25

committee or subcommittee of the Board of Directors (in the case of meetings such committee or subcommittee) shall be necessary to constitute a quorum for the transaction of business and (ii) at all meetings of the directors, a quorum being present, each matter submitted to the Board of Directors (or any committee or subcommittee thereof) shall be decided by the affirmative vote of a majority of the voting power of the directors present. All or any one or more directors may participate in a meeting of the Board of Directors or of any committee thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to such communications equipment shall constitute presence in person at such meeting. The minutes of any meeting of the Board of Directors or of any committee thereof held by telephone shall be prepared in the same manner as a meeting of the Board of Directors or of such committee held in person.

Section 3.05                                     Place of Meetings. The Board of Directors may hold its meetings at such place or places, within or without the State of Delaware, as the Board of Directors may from time to time determine.

Section 3.06                                     Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place, within or without the State of Delaware, as shall from time to time be determined by the Board of Directors. After there has been such determination, and at least seven days’ notice thereof has been given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07                                     Special Meetings and Notice Thereof. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, or by a majority of the voting power of the directors in office. Notice of the time, date and place of each such meeting shall be delivered to each director, addressed to him or her at his or her residence or usual place of business, at least three days before the date on which the meeting is to be held, or shall be given to him or her by facsimile transmission, electronic mail or other means of electronic transmission, or be delivered personally or by telephone, not later than 24 hours before such meeting is to be held. Such notice shall state the time and place of the meeting, but need not state the purposes thereof. In lieu of the notice to be given as set forth above, a waiver thereof in writing, signed by the director or directors entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto for purposes of this Section 3.07. Such notice shall be deemed to be delivered when actually delivered to the home or business address, electronic address or facsimile number of the director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

Section 3.08                                     Organization. At each meeting of the Board of Directors, the Chairman of the Board, or in the absence of the Chairman, the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board, the President, or in the absence of the President, a chairman chosen by a majority of the voting power of the directors present, shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. In case the Secretary shall be absent from any meeting of the Board of Directors, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting

C-I-26

of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.09                                     Removal. Except as otherwise provided by the Certificate of Incorporation or applicable law, the entire Board of Directors or any individual director may be removed from office with or without cause by the holders of a majority in voting power of the outstanding stock entitled to vote at an election of directors. In case the Board of Directors or any one or more directors be so removed, one or more individuals may be appointed at the same meeting at which such director or directors have been so removed to fill the vacancy or vacancies created thereby, to serve for the remainder of the terms, respectively, of the director or directors so removed.

Section 3.10                                     Resignation. Any director of the Corporation may resign at any time by giving written or electronic notice thereof to the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.11                                     Vacancies on Board of Directors. If any vacancy occurs in the Board of Directors as a result of the death, resignation, retirement, disqualification or removal from office of any director or otherwise, or any new directorship is created by any increase in the authorized number of directors, such vacancy or newly created directorship, as the case may be, shall be filled solely by (a) by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum or (b) the stockholders representing at least a majority in voting power of the capital stock entitled to vote generally in the election of directors. Each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall be qualified or until his or her earlier death, resignation, disqualification or removal from office.

Section 3.12                             Waiver of Notice and Consent. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though such meeting had been duly held after a regular call and notice, if, before or after the meeting, each of the directors not present signs or electronically transmits a written waiver of notice of such meeting whether before or after the date stated therein. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of directors or members of a committee of directors need be specified in any written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance by a director at a meeting (including by telephone) shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

Section 3.13                             Committees. Subject to the Certificate of Incorporation and these Bylaws, the Board of Directors may, by resolution of the Board of Directors, designate one or more committees, each committee to consist of one or more directors of the Corporation, which, to the extent provided in the resolution or in these Bylaws, shall have and may exercise such

C-I-27

powers of the Board of Directors in the management of the business and affairs of the Corporation, as the Board of Directors may by resolution determine and specify in the respective resolutions appointing them, subject to such restrictions as may be contained in the Certificate of Incorporation or the laws of the State of Delaware. Each committee shall have (i) for so long as the Apollo Sponsor is expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, at least one Apollo Employee Director, and (ii) for so long as the GSO Sponsors are expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, at least one GSO Employee Director, and, no committee shall have the power to take any action by, in the name and on behalf of the Corporation unless (a) for so long as the Apollo Sponsor is expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, at least one Apollo Employee Director is then serving on such committee, and (b) for so long as the GSO Sponsors are expressly conferred the right to nominate at least one director pursuant to an agreement to which the Corporation is a party, at least one GSO Employee Director is then serving on such committee. Such committee or committees shall have such name or names as may be determined from time to time by resolutions adopted by the Board of Directors. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required. Subject to the Certificate of Incorporation and these Bylaws, a majority of the voting power of all the members of any such committee may fix its rules of procedure, determine its action and fix the time and place, whether within or without the State of Delaware, of its meetings and specify what notice thereof, if any, shall be given, unless the Board of Directors shall otherwise by resolution provide. Subject to the Certificate of Incorporation and these Bylaws regarding the required membership of any such committee, the Board of Directors shall have the power to change the membership of any such committee at any time, to fill vacancies thereon and to discharge any such committee, either with or without cause, at any time. Each member of any such committee shall be paid such fee, if any, as shall be fixed by the Board of Directors for each meeting of such committee which he or she shall attend and for his or her expenses, if any, of attendance at each regular or special meeting of such committee as shall be determined by the Board of Directors. Every reference in these Bylaws to a committee of the Board of Directors or a member of a committee of the Board of Directors shall be deemed to include a reference to a subcommittee of a committee of the Board of Directors or member of a subcommittee of a committee of the Board of Directors.

Section 3.14                                    Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors, or committee.

Section 3.15                                    Fees and Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors may, if it so desires, authorize members of the Board of Directors to be compensated for their expenses, if any, of attendance at each regular or special meeting of the Board of Directors. Such compensation may, in the Board of Directors’ discretion, also include a fixed sum for each meeting and an annual fee for serving as a director, such as may be allowed by resolution of the Board of Directors. Directors who are officers or employees of the Corporation may receive, if the Board

C-I-28

of Directors desires, fees for serving as directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

Officers

Section 4.01                                    Officers. The principal officers of the Corporation shall be chosen by the Board of Directors and may include a President, one or more Vice Presidents, a Treasurer and a Secretary. The Board of Directors may also choose such other officers, including, without limitation, a Chairman of the Board, a Vice Chairman of the Board, a Chief Executive Officer and one or more Senior or Executive Vice Presidents, as may be appointed in accordance with the provisions of these Bylaws. One person may hold the offices and perform the duties of any two or more of said officers.

Section 4.02                                    Election or Appointment and Term of Office. The principal officers of the Corporation shall be appointed annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his or her successor shall have been duly chosen and shall qualify, or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

Section 4.03                                    Subordinate Officers. In addition to the principal officers enumerated in Section 4.01, the Corporation may have one or more Assistant Treasurers, one or more Assistant Secretaries and such other officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period, have such authority, and perform such duties as the President, the Chief Executive Officer, if any, or the Board of Directors may from time to time designate. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04                                    Removal. Any officer may be removed, either with or without cause, at any time, by the Board of Directors, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

Section 4.05                                    Resignations. Any officer may resign at any time by giving written or electronic notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06                                    Vacancies. A vacancy in any office may be filled for the unexpired portion of the term in the manner prescribed in these Bylaws for appointment to such office for such term.

Section 4.07                                    Powers and Duties. The officers shall each have such authority and perform such duties in the management of the Corporation as from time to time may be

C-I-29

prescribed by the Board of Directors and as may be delegated by the President or the Chief Executive Officer, if any, without limiting the foregoing:

(a)                                 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and the stockholders and he or she shall have and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

(b)                                 Vice Chairman of the Board. The Vice Chairman of the Board shall be the assistant to the Chairman of the Board of Directors and shall assume the Chairman’s responsibilities in the event of his or her absence or disability or as directed by the Chairman of the Board.

(c)                                  President; Chief Executive Officer. Unless a separate Chief Executive Officer is appointed, the President shall serve as the Chief Executive Officer of the Corporation. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have general and active control of the affairs and business of the Corporation and general supervision of its officers, officials, employees and agents. In the absence of a Chairman of the Board or Vice Chairman of the Board, the President shall preside at all meetings of the stockholders, at all meetings of the Board of Directors and any committee thereof of which he or she is a member, unless the Board of Directors or such committee shall have chosen another chairman. He or she shall see that all orders and resolutions of the Board of Directors are carried into effect, and in addition he or she shall have all the powers and perform all the duties generally pertaining to the office of the Chief Executive Officer of a corporation. If a separate Chief Executive Officer is appointed, the President shall have and perform such duties as otherwise generally pertain to such office and as may be assigned to him or her by the Board of Directors. Subject to the control and direction of the Board of Directors, the President may enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation.

(d)                                 Executive Vice President. The Executive Vice Presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

(e)                                  Senior Vice President. The Senior Vice Presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President and the Executive Vice Presidents, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

(f)                                   Vice President. The Vice Presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, the Executive Vice Presidents and the Senior Vice Presidents, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

C-I-30

(g)                                  Treasurer. The principal financial officer of the Corporation shall be the Treasurer of the Corporation unless the Board of Directors has designated another officer to serve as principal financial officer. The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the Corporation and shall deposit all such funds in the name of the Corporation in such banks or other depositories as shall be selected by the Board of Directors. He or she shall exhibit at all reasonable times his or her books of account and records to any of the directors of the Corporation during business hours at the office of the Corporation where such books and records shall be kept; when requested by the Board of Directors or any committee thereof, he or she shall render a statement of the condition of the finances of the Corporation at any meeting of the Board of Directors or any committee thereof or at the annual meeting of stockholders; he or she shall receive, and give receipt for, monies due and payable to the Corporation from any source whatsoever; and, in general, he or she shall perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer or the Board of Directors. The Treasurer shall give such bond, if any, for the faithful discharge of his or her duties as the Board of Directors may require.

(h)                                 Secretary. The Secretary, if present, shall act as secretary at all meetings of the Board of Directors or any committee thereof and of the stockholders and keep the minutes thereof in a book or books to be provided for that purpose. He or she shall see that all notices required to be given by the Corporation are duly given and served; he or she shall have charge of the stock records of the Corporation; he or she shall see that all reports, statements and other documents required by law are properly kept and filed; and in general, he or she shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer or the Board of Directors.

Section 4.08                                    Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or a committee thereof appointed for such purpose, and the salaries of any other officers may be fixed by the Chief Executive Officer.

ARTICLE V

Capital Stock

Section 5.01                                    Certificates of Shares. The shares of the Corporation shall be represented by certificates, provided, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers of the Corporation certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been placed on, any such certificate shall cease to be an officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

C-I-31

Section 5.02                                    Stock Ledger. A record shall be kept by the Secretary, transfer agent or by any other officer, employee or agent designated by the Board of Directors of the name of the person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or other entity in whose name shares of stock of the Corporation are registered, which record shall reflect the number of shares (and the class and/or series thereof) registered in the name thereof, the date of issuance thereof, and in case of any transfer or cancellation, the date of such transfer or cancellation.

Section 5.03                                    Cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled, except in cases provided for in Section 5.06.

Section 5.04                                    Transfers of Stock. Transfers of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation or with a transfer clerk or a transfer agent appointed as provided in Section 5.05, and on surrender of the certificate or certificates, if any, for such shares properly endorsed and the payment of all taxes thereon. The person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or other entity in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided, however, that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the Corporation, shall be so expressed in the entry of transfer.

Section 5.05                                    Regulations. The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with the Certificate of Incorporation or these Bylaws, concerning the issue, transfer and registration of shares of the stock of the Corporation. It may appoint, or authorize any principal officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates of stock to bear the signature or signatures of any of them.

Section 5.06                                    Lost, Stolen, Mutilated or Destroyed Certificates. As a condition to the issue of a new certificate or uncertificated shares of stock in the place of any certificate theretofore issued and alleged to have been lost, stolen, mutilated or destroyed, the Board of Directors, in its discretion, may require the owner of any such certificate, or his legal representatives, to give the Corporation a bond in such sum and in such form as it may direct or to otherwise indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft, mutilation or destruction of any such certificate or the issuance of such new certificate or uncertificated shares. Proper evidence of such loss, theft, mutilation or destruction shall be procured for the Board of Directors, if required. The Board of Directors, in its discretion, may authorize the issuance of such new certificate or uncertificated shares without any bond when in its judgment it is proper to do so.

C-I-32

Section 5.07                                     Record Date.

(a)                                 In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b)                                 In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)                                  Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

C-I-33

ARTICLE VI

Amendments

Section 6.01                                    Amendments by Stockholders. Subject to the Certificate of Incorporation, these Bylaws may be altered, amended or repealed and new Bylaws may be added by the stockholders at any annual meeting of the stockholders or at any special meeting thereof if notice of the proposed alteration, amendment, repeal or addition is contained in the notice of such special meeting.

Section 6.02                                    Amendments by the Board of Directors. Subject to the Certificate of Incorporation, the Board of Directors may adopt, amend or repeal these Bylaws. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

ARTICLE VII

Miscellaneous Provisions

Section 7.01                                    Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 7.02                                    Voting of Securities Owned by the Corporation. Unless otherwise restricted by the Board of Directors, the President, Chief Executive Officer and Chairman of the Board may attend, waive notice, vote or consent and grant proxies (with or without power of substitution) with respect to the securities of any other entity which may be held by this Corporation. In addition, the Board of Directors may authorize any other person on behalf of the Corporation to attend, waive notice, vote or consent and grant proxies (with or without power of substitution), with respect to the securities of any other entity which may be held by this Corporation.

Section 7.03                                    Dividends; Reserves.

(a)                                 Subject to any restrictions contained in the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of the Corporation’s capital stock from the Corporation’s surplus, or if there is none, out of its net profits for the current fiscal year and/or the preceding fiscal year. Dividends may be paid in cash, in property or in shares of capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon. Dividends shall be payable upon such dates as the Board of Directors may designate.

(b)                                 If the dividend is to be paid in shares of the theretofore unissued capital stock of the Corporation, the Board of Directors shall, by resolution, direct that there be designated as capital in respect of such shares an amount which is not less than the aggregate par value of par value shares being declared as a dividend and, in the case of shares without par value being declared as a dividend, such amount as shall be determined by the Board of

C-I-34

Directors; provided, however, that no such designation as capital shall be necessary if shares are being distributed by the Corporation pursuant to a split-up or division of its stock.

(c)                                  The Board of Directors may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 7.04                                    Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7.05                                    Certificate of Incorporation. These Bylaws are subject in all respects to the Certificate of Incorporation, and in the event of any inconsistency between these Bylaws and the Certificate of Incorporation, the Certificate of Incorporation shall govern.

ARTICLE VIII

Indemnification

Section 8.01                                    Right to Indemnification. The Corporation shall indemnify and hold harmless each current or former stockholder, director, officer of the Corporation, any of their respective direct or indirect affiliates, or any former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates (including any portfolio company), members, financing sources, investors, managers, general or limited partners or assignees of any of the foregoing (each, a “Corporation Related Party”), as applicable, in each case, who, while a Corporation Related Party, is or was an Apollo Sponsor Party or a GSO Sponsor Party (each, an “Indemnitee”), to the fullest extent permitted by the DGCL, from and against any and all losses, claims, demands, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation), judgments, fines, settlements and other amounts, of any nature whatsoever, known or unknown, liquidated or unliquidated, incurred by any such Indemnitee arising out of, resulting from or relating or incidental to any action, suit, claim, demand or proceeding, whether civil, criminal, administrative or investigative to which such Indemnitee may be made a party or otherwise involved or with which it shall be threatened by reason of its being an Indemnitee, so long as such Indemnitee acted in the good faith belief that such action or failure to act was in the best interests, or not opposed to the best interests, of the Corporation and its subsidiaries (and, in the case of any criminal action or proceeding, had no reason to believe such Indemnitee’s conduct was unlawful). Notwithstanding the preceding sentence, except as otherwise provided in the last sentence of this Section 8.01, the Corporation shall be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof), by the Indemnitee was authorized in the specific case by the Board of Directors. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the

C-I-35

Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified under this Article VIII or otherwise. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article VIII is not paid in full within thirty days after a written claim therefor by the Indemnitee has been received by the Corporation, the Indemnitee may thereafter file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law.

Section 8.02                                     Other Sources and Indemnitors. The Corporation hereby acknowledges that certain Indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Corporation, its Affiliates or any of the foregoing’s respective subsidiaries) from persons or entities other than the Corporation (collectively, the “Other Indemnitors”). The Corporation hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to an Indemnitee hereunder are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by an Indemnitee and shall be liable for the full amount of all losses, claims, damages, liabilities and expenses (including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement) to the extent legally permitted and as required by the terms of these Bylaws (or any other agreement between the Corporation and an Indemnitee), without regard to any rights an Indemnitee may have against the Other Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnitee with respect to any claim for which such Indemnitee has sought indemnification from the Corporation hereunder shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnitee against the Corporation. For the avoidance of doubt, no person or entity providing directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Corporation, any of its Affiliates or any of the foregoing’s respective subsidiaries, including any person or entity providing such insurance obtained or maintained pursuant to Section 8.07, shall be an Other Indemnitor.

Section 8.03                                     Non-Exclusivity of Rights. The rights conferred on any Indemnitee by this Article VIII shall not be exclusive of any other right which such Indemnitee may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

Section 8.04                                     Survival of Rights. To the fullest extent permitted by the DGCL, the rights conferred on any Indemnitee by this Article VIII shall continue as to an Indemnitee

C-I-36

who has ceased to be an Indemnitee and shall inure to the benefit of such Indemnitee’s heirs, executors and administrators.

Section 8.05                                    Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any Indemnitee or any person or entity who is or was an agent of the Corporation against any liability asserted against such person or entity and incurred by such person or entity in any such capacity, or arising out of such person’s or entity’s status as an agent, whether or not the Corporation would have the power to indemnify such person or entity against such liability under the provisions of this Article VIII or under the DGCL.

Section 8.06                                    Reliance on Officers, Experts, etc. To the fullest extent permitted by the DGCL, or any other applicable law, an Indemnitee shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any officer or employee of the Corporation, any committee of the Board of Directors, or by any other person as to matters the Indemnitee reasonably believes are within such other person’s professional or expert competence and who has been selected by or on behalf of the Corporation, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the stockholders might properly be paid.

Section 8.07                                    Amendments or Repeal. The foregoing provisions of this Article VIII shall be contract rights, and no amendment, modification, supplement, restatement or repeal of this Article VIII, without the consent of the applicable Indemnitee, shall have the effect of limiting or denying any such rights with respect to actions giving rise to losses, claims, demands, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation), prior to any such amendment, modification, supplementation or repeal.

Section 8.08                                    Saving Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee to the full extent not prohibited by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law. If this Article VIII shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each Indemnitee to the full extent under any other applicable law.

Section 8.09                                    Employees. Notwithstanding anything to the contrary herein, under no circumstances shall any employee of the Corporation or any of its Affiliates be (or be deemed to be) an Indemnitee, and no such employee shall have any rights to indemnification or advancement of expenses under this Article VIII, irrespective of whether such employee is a director or officer of the Corporation or any of its subsidiaries or other affiliates or otherwise would be an Indemnitee.

Section 8.10                                    Certain Definitions. Solely for the purposes of this Article VIII, the following definitions shall apply:

C-I-37

(i)                                            the term “Affiliate” shall mean

a. in respect of the Apollo Sponsor, the Apollo Parties and any person or entity that, directly or indirectly, controls, is controlled by or is under common control with the Apollo Sponsor; provided, that, notwithstanding the foregoing, none of the following shall be deemed an Affiliate of the Apollo Sponsor:

i.                           the Corporation,

ii.                            any Affiliate of the Corporation,

iii.                              any direct or indirect stockholder of the Corporation (other than the Apollo Parties), and

iv.                           any Representative or financing source of any of the foregoing persons or entities (except any Representative that is an Apollo Party);

b. in respect of the GSO Sponsors, the GSO Parties and any person or entity that, directly or indirectly, controls, is controlled by or is under common control with the GSO Sponsors; provided, that, notwithstanding the foregoing, none of the following shall be deemed an Affiliate of the GSO Sponsors:

i.                           the Corporation,

ii.                            any Affiliate of the Corporation,

iii.                              any direct or indirect stockholder of the Corporation (other than the GSO Parties),

iv.                           any Representative or financing source of any of the foregoing persons or entities (except any Representative that is a GSO Party), and

v.                          the Blackstone Group L.P. or any of its Affiliates (other than the GSO Sponsors and any of their respective subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM; and

c. in respect of the Corporation, any person or entity that, directly or indirectly, is controlled by the Corporation;

(ii)                                         the term “AGM” shall mean Apollo Global Management, LLC, a Delaware limited liability company;

(iii) the term “Apollo Parties” shall mean, collectively, (a) the Apollo Sponsor and its Affiliates (including, for the avoidance of doubt, AP Mixtape GP, LLC, Apollo Advisors VIII, L.P., Apollo Management VIII, L.P., APH Holdings (FC), L.P. and APH Holdings (DC), L.P.); (b) any direct or indirect equity holder of the Apollo Sponsor; (c) any person or entity directly or indirectly controlled or managed by AGM, Apollo Advisors VIII, L.P., Apollo Management VIII, L.P., APH Holdings (FC), L.P. or APH Holdings (DC), L.P. (other than the Corporation and its Affiliates); and (d) their respective Representatives;

(iv)                                     the term “Apollo Sponsor” shall mean AP Mixtape Holdings, L.P.;

(v)           the term “Apollo Sponsor Party” shall mean the Apollo Sponsor or any of its direct or indirect Affiliates or a director, officer, principal, partner, member, manager, employee, agent and/or other representatives of the Apollo Sponsor or its Affiliates;

C-I-38

(vi)          the term “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued;

(vii)         references to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise;

(viii)        the term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment, interest assessments and any other costs and expenses of any nature or kind incurred in connection with any proceeding;

(ix)          references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan;

(x)                                        the term “GSO/BDFM” shall mean GSO / Blackstone Debt Funds Management LLC, a Delaware limited liability company.

(xi)          the term “GSO Sponsors” shall mean, collectively, FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone / GSO Strategic Credit Fund;

(xii)         the term “GSO Sponsors Party” shall mean the GSO Sponsors or any of their direct or indirect Affiliates or a director, officer, principal, partner, member, manager, employee, agent and/or other representatives of the GSO Sponsors or their Affiliates;

(xiii)        the term “GSO Parties” shall mean, collectively, (a) the GSO Sponsors and their Affiliates; (b) any direct or indirect equity holder of the GSO Sponsors; (c) any person or entity directly or indirectly controlled or managed by GSO or GSO/BDFM (other than the Corporation and its Affiliates); and (d) their respective Representatives;

(xiv)        a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII;

(xv)                                 references to “other enterprises” shall include employee benefit plans;

(xvi)        the term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative;

C-I-39

(xvii)       the term “Representative” shall mean, with respect to any person or entity, any principal, member, director, partner, stockholder, direct or indirect equity holder, controlling person, direct or indirect manager, general or limited partner, officer, employee or other agent, representative or assignee of such person or entity; and

(xviii)      references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

C-I-40

APPENDIX D

INTERIM ORDER

Court File No. CV-17-11809-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE MR.	)	THURSDAY, THE 18TH
)
JUSTICE HAINEY	)	DAY OF MAY, 2017

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF MOOD MEDIA CORPORATION, AND INVOLVING MOOD MEDIA NORTH AMERICA, LLC, MUZAK LLC, MUZAK HOLDINGS LLC, MUZAK CAPITAL LLC, MOOD US ACQUISITION1, LLC, MOOD MEDIA NORTH AMERICA HOLDINGS CORP., DMX HOLDINGS, LLC, DMX, LLC, DMX RESIDENTIAL HOLDINGS, LLC, DMX RESIDENTIAL, LLC, TECHNOMEDIA NY, LLC, TECHNOMEDIA SOLUTIONS, LLC, SERVICENET EXP, LLC, AND CONVERAGENCE, LLC

MOOD MEDIA CORPORATION

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Mood Media Corporation (“Mood Media” or the “Company”), and involving the “Subsidiary Guarantors”: Mood Media North America, LLC, Muzak LLC, Muzak Holdings LLC, Muzak Capital LLC, Mood US Acquisitionl, LLC, Mood Media North America Holdings Corp., DMX Holdings, LLC, DMX, LLC, DMX Residential Holdings, LLC, DMX Residential, LLC, Technomedia NY, LLC, Technomedia Solutions, LLC, ServiceNet EXP, LLC, and Convergence, LLC (each a guarantor under the Company Notes (defined below), and collectively with Mood Media, the “Mood Group”) for an interim order for advice and directions pursuant to section 192 of the Canada Business

Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on May 18, 2017 and the affidavit of Michael F. Zendan II sworn May 16, 2017 (the “Zendan Affidavit”), including the Plan of Arrangement, which is a schedule to the Arrangement Agreement that is attached as Exhibit F to the Zendan Affidavit, and on hearing the submissions of counsel for Mood Media, counsel for the Sponsors, and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

DEFINITIONS

1.                                            THIS COURT ORDERS that defined terms used in this Interim Order shall have the meaning ascribed thereto in the draft management information circular of Mood Media (the “Information Circular”) or otherwise as specifically defined herein.

SERVICE

2.                                      THIS COURT ORDERS that the time for service of the Notice of Motion herein be and is hereby abridged and validated so that this Motion is properly returnable today and hereby dispenses with further service thereof.

THE COMPANY MEETINGS

3.                                         THIS COURT ORDERS that Mood Media is permitted to call, hold and conduct a special meeting (the “Company Shareholder Meeting”) of the holders (“Company Shareholders”) of voting common shares in the capital of Mood Media (“Company Common Shares”) to be held at 199 Bay Street, Suite 5300, Toronto, Ontario on June 15, 2017, at 9:30 a.m. (Toronto time), in order for the Company Shareholders to consider and, if determined advisable, pass, a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Arrangement Shareholder Resolution”) and any other resolutions necessary to complete the Arrangement.

4.                                      THIS COURT ORDERS that Mood Media is permitted to call, hold and conduct a meeting (the “Company Noteholder Meeting” and, together with the Company Shareholder Meeting, the “Company Meetings”) of the holders (“Company Noteholders” and together with Company Shareholders, “Company Securityholders”) of Mood Media’s 9.25% senior notes due 2020 (the “Company Notes”) issued pursuant to the indenture (the “Company Note Indenture”) dated as of October 19, 2012 among, inter alia, Mood Media and The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee, to be held at 199 Bay Street, Suite 5300, Toronto, Ontario on June 15, 2017, at 9:00 a.m. (Toronto time), in order for the Company Noteholders to consider and, if determined advisable, pass, a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Arrangement Noteholder Resolution” and together with the Arrangement Shareholder Resolution, the”Arrangement Resolutions”).

5.                                           THIS COURT ORDERS that the Company Meetings shall be called, held and conducted in accordance with (i) the CBCA, (ii) the notices of the Company Shareholder Meeting and the Company Noteholder Meeting accompanying the Information Circular (the “Notices of Meeting”), and (iii) the articles and by-laws of Mood Media, subject to what may be provided hereafter and subject to further order of this Honourable Court.

6.                                      THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Company Securityholders entitled to notice of, and to vote at, the applicable Company Meeting shall be May 9, 2017.

7.                                      THIS COURT ORDERS that the only persons entitled to attend or speak at the applicable Company Meeting shall be:

a)                                  the applicable Company Securityholders or their respective proxyholders;

b)                                   the officers, directors, auditors and advisors of Mood Media;

c)                                   the representatives and advisors of the Sponsors;

d)                             the Director;and

e)                              other persons who may receive the permission of the Chair of the Company Meetings.

8.                                      THIS COURT ORDERS that Mood Media may transact such other business at the Company Meetings as is contemplated in the Information Circular, or as may otherwise be properly before each Company Meeting.

QUORUM

9.                                           THIS COURT ORDERS that

a)                                  the Chair of the Company Meetings shall be determined by Mood Media;

b)                                  the quorum at the Company Shareholder Meeting shall be not less than two Company Shareholders present in person or by proxy, representing in the aggregate not less than 10% of the total outstanding Company Common Shares entitled to vote at the Company Shareholder Meeting; and

c)                                    the quorum at the Company Noteholder Meeting shall require each of (i) not less than one person present in person at the opening of the Company Noteholder Meeting who is entitled to vote at the Company Noteholder Meeting, (ii) the Apollo Sponsor, in its capacity as a Company Noteholder, and (iii) each GSO Sponsor, in its capacity as a Company Noteholder, in each case, either as a Company Noteholder or a proxyholder therefor.

AMENDMENTS TO THE ARRANGEMENT AND PLAN OF ARRANGEMENT

10.                               THIS COURT ORDERS that Mood Media is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 11, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Company Securityholders or others entitled to receive notice under paragraphs 14 and 15 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Company Securityholders at the Company Meetings and shall be the subject of the Arrangement Resolutions. Amendments, modifications or supplements may be made following the Company Meetings, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

11.                               THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 10, above, would, if disclosed, reasonably be expected to affect a Company Securityholder’s decision to vote for or against the applicable Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Mood Media may determine.

AMENDMENTS TO THE INFORMATION CIRCULAR

12.                               THIS COURT ORDERS that Mood Media is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 14 and 15.

ADJOURNMENTS AND POSTPONEMENTS

13.                               THIS COURT ORDERS that Mood Media, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone any Company Meeting on one or more occasions, without the necessity of first convening such Company Meeting or first obtaining any vote of the applicable Company Securityholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Mood Media may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of any Company Meeting in respect of adjournments and postponements.

NOTICE OF COMPANY MEETINGS

14.                               THIS COURT ORDERS that, in order to effect notice of the Company Meetings, Mood Media shall send the Information Circular (including the Notice of Application and this Interim Order), the appropriate Notice of Company Meeting, along with such amendments or additional documents as Mood Media may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Company Meeting Materials”) to the following:

a)                                    the registered Company Securityholders as at 5:00 p.m. (Toronto time) on the Record Date, at least twenty-one (21) days prior to the date of the Company Meetings, excluding the date of sending and the date of the Company Meetings, by one or more of the following methods:

i)                                       by pre-paid ordinary or first class mail at the addresses of the Company Securityholders as they appear on the books and records of Mood Media, or, in the case of the Company Common Shares, its registrar and transfer agent, or, in the case of the Company Notes, the Trustee under the Company Note Indenture, as the case may be, at 5:00 p.m. (Toronto time) on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Mood Media, or, in the case of the Company Common Shares, its registrar and transfer agent or, in, in the case of the Company Notes, the Trustee under the Company Note Indenture;

ii)                                    by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above;

iii)                                 by facsimile or electronic transmission to any Company Securityholder, who is identified to the satisfaction of Mood Media, who requests such transmission in writing and, if required by Mood Media, who is prepared to pay the charges for such transmission;

b)                                   the non-registered Company Securityholders by providing sufficient copies of the Company Meeting Materials to intermediaries and registered nominees for forwarding to beneficial holders of Company Common Shares and Company Notes, as the case may be, in accordance with National Instrument 54-101 of the Canadian Securities Administrators;and

c)                                    the respective directors and auditors of Mood Media, counsel to the Sponsors, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty one (21) days prior to the date of the Company Meetings, excluding the date of sending and the date of the Company Meetings;

and that compliance with this paragraph shall constitute sufficient notice of the Company Meetings.

15.                               THIS COURT ORDERS that, in the event that Mood Media elects to distribute the Company Meeting Materials, Mood Media is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Mood Media to be necessary or desirable (collectively, the “Court Materials”) to the holders of Company Options, Company Warrants and Company DSUs, as well as to the Administrative Agent under the Credit Agreement, on behalf of the Lenders (as defined in the Credit Agreement), and to the MMGSA Note Trustee, on behalf of the MMGSA Noteholders, by any method permitted for notice to registered Company Securityholders, intermediaries and registered nominees as set forth in paragraphs

14.a) or 14.b), above, concurrently with the distribution described in paragraph 14 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Mood Media or its registrar and transfer agent at the close of business on the Record Date or, regarding the Administrative Agent, section 9.01(ii) of the Credit Agreement, or, regarding the MMGSA Note Trustee, section 11.1 of the MMGSA Note Indenture.

SUFFICIENCY OF NOTICE

16.                              THIS COURT ORDERS that accidental failure or omission by Mood Media to give notice of the Company Meetings or to distribute the Company Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Mood Media, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Company Meetings. If any such failure or omission is brought to the attention of Mood Media, it shall use best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

17.                               THIS COURT ORDERS that Mood Media is hereby authorized to make such amendments, revisions or supplements to the Company Meeting Materials and Court Materials, as Mood Media may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 11, above, be distributed by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Mood Media may determine.

18.                                  THIS COURT ORDERS that distribution of the Company Meeting Materials and Court Materials pursuant to paragraphs 14 and 15 of this Interim Order shall constitute notice of the Company Meetings and good and sufficient service of the within Application upon the persons described in paragraphs 14 and 15 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Company Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Company Meetings to such persons or to any other persons, except to the extent required by paragraph 10, above, and paragraph 33, below.

SOLICITATION AND REVOCATION OF PROXIES

19.                                  THIS COURT ORDERS that Mood Media is authorized to use the letters of transmittal and proxies (which for the purpose of beneficial holders of the Company Common Shares and the Company Notes shall include voting instruction forms prepared by Broadridge Financial Solutions, Inc. or a similar provider in accordance with customary practices) substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Mood Media may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Mood Media is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Mood Media may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Company Securityholders, if Mood Media deems it advisable to do so.

20.          THIS COURT ORDERS that Company Securityholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s. 148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Mood Media or with the transfer agent of Mood Media as set out in the Information Circular; and (b) in respect of the Company Shareholder Meeting, any such instruments must be received by Mood Media or its transfer agent no later than 9:30 a.m. (Toronto time) on June 13, 2017, or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement thereof, or, in respect of the Company Noteholder Meeting, 9:00 a.m. (Toronto time) on June 13, 2017, or 48 hours (excluding weekends and holidays in the Province of Ontario) prior to the time of any adjournment or postponement thereof.

VOTING

21.          THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the applicable Arrangement Resolution, or such other business as may be properly brought before the applicable Company Meetings, shall be:

a)                                     Company Shareholders who hold Company Common Shares as of the 5:00 p.m. (Toronto time) on the Record Date; and

b)                                     Company Noteholders who hold Company Notes as of the 5:00 p.m. (Toronto time) on the Record Date.

illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the applicable Arrangement Resolution.

22.          THIS COURT ORDERS that votes shall be taken at the Company Meetings on the basis of:

a)                                     at the Company Shareholder Meeting, one vote per Company Common Share; and

b)                                     at the Company Noteholder Meeting, one vote per US$1,000 of Company Notes.

In order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, each Arrangement Resolution must be passed, with or without variation, at each Company Meeting by:

(i)                                     in the case of the Company Shareholder Meeting, an affirmative vote of at least two-thirds (662!3%) of the votes cast in respect of the Arrangement Shareholder Resolution at the Company Shareholder Meeting in person or by proxy by the Company Shareholders, together with a simple majority of the votes cast in respect of the Arrangement Shareholder Resolution at the Company Shareholder Meeting in person or proxy by the Company Shareholders, excluding for this purpose votes attached to common shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(ii)                                  in the case of the Company Noteholder Meeting, an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Noteholder Resolution at the Company Noteholder Meeting in person or by proxy by the Company Noteholders.

Such votes shall be sufficient to authorize the Company to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Company Securityholders, subject only to the final approval of the Arrangement by this Honourable Court.

23.          THIS COURT ORDERS that in respect of matters properly brought before the Company Meetings pertaining to items of business affecting Mood Media (other than in respect of the Arrangement Resolution), each Company Shareholder is entitled to one vote for each voting common share held and each Company Noteholder is entitled to one vote per US$1,000 principal amount of Company Notes held.

DISSENT RIGHTS

24.          THIS COURT ORDERS that each registered Company Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Shareholder Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Company Shareholder who wishes to dissent must, as a condition precedent thereto, provide a written notice of objection to the Arrangement Shareholder Resolution to Mood Media in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be sent to the Company c/o Stikeman Elliott LLP,199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada (Attention: Alexander Rose) and be received by no later than 5:00 p.m. (Toronto time) on June 13, 2017 or, in the case of any adjournment(s) or postponement(s) of the Company Shareholder Meeting, by no later than 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the day of the adjourned or postponed Company Shareholder Meeting, and must otherwise strictly comply with the CBCA as modified by the Plan of Arrangement and the Interim Order. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Honourable Court.

25.          THIS COURT ORDERS that any Company Shareholder who duly exercises such Dissent Rights set out in paragraph 24 above, and who:

i)                                         is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests for cancellation in consideration for a payment of cash equal to such fair value; or

ii)                                    is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Company Shareholder, but in no case shall Mood Media or any other person be required to recognize such Company Shareholders as holders of voting common shares of Mood Media at or after the date upon which the Arrangement becomes effective and the names of such Company Shareholders shall be deleted from Mood Media’s register of holders of voting common shares at that time.

HEARING OF APPLICATION FOR APPROVAL OF THE ARRANGEMENT

26.          THIS COURT ORDERS that upon approval by the Company Securityholders of the Plan of Arrangement in the manner set forth in this Interim Order, the Company may apply to this Honourable Court for final approval of the Arrangement.

27.          THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 14 and 15 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 28 or as may be required by paragraph 33, below.

28.          THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for the Company, with a copy to counsel for the Sponsors, as soon as reasonably practicable, and, in any event, on or before 5:00 p.m. (Toronto time) on June 16, 2017 at the following addresses:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada
MSL 1B9

Attention:	Alexander D. Rose
Email:	arose@stikeman.com

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario, Canada
M5H 2S7

Attention:	Michael Partridge / Brendan O’Neill
Email:	mpartridge@goodmans.ca / boneill@goodmans.ca

29.          THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within Application shall be:

i)                               the Company;

ii)                            the Sponsors;

iii)                         the Director; and

iv)                        any person who has filed a Notice of Appearance herein in accordance with Notice of Application and this Interim Order.

30.          THIS COURT ORDERS that any materials to be filed by Mood Media or the Subsidiary Guarantors in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

31.          THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date.

NO DEFAULT

32.          THIS COURT ORDERS that, from 12:01 a.m. (Toronto time) on the date of this Interim Order until the earlier of (i) October 12, 2017 or (ii) the Effective Time, no person party to a contract with any member of the Mood Group, including, without limitation:

a)                                     the Company Note Indenture, including the Company Noteholders and any administrative agent, collateral agent, indenture trustee or similar person;

b)                                     the credit agreement dated May 1, 2014 (the “Credit Agreement”) among inter alia Mood Media, Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent and issuing bank, and the lenders party thereto from time to time, including the lenders and any administrative agent, collateral agent, indenture trustee or similar person; and

c)                                      the indenture dated as of August 6, 2015 (the “MMGSA Note Indenture”) by and among MMGSA, the subsidiary guarantors party thereto, Mood Media, as limited recourse guarantor, and including the MMGSA Noteholders and the MMGSA Note Trustee, and any administrative agent, collateral agent, indenture trustee or similar person;

shall have any right to terminate, accelerate, amend or declare in default or take any other enforcement steps under such instruments or any other contract, agreement or guarantee to which Mood Media or any of the Subsidiary Guarantors is a party, including, without limitation, the guarantees given pursuant to the Company Note Indenture, the Credit Agreement or the MMGSA Note Indenture, and the security given pursuant to the Credit Agreement, by reason or as a result of the following (“Filing Defaults”):

a)                                     Mood Media or any of the Subsidiary Guarantors being party to these proceedings or being a party to the Arrangement;

b)                                     Mood Media or any of the Subsidiary Guarantors having made an Application to this Honourable Court under section 192 of the CBCA;

c)                                      Mood Media or any of the Subsidiary Guarantors having commenced, or being a party to, a proceeding under Chapter 15 of title 11 of the United States Code, 11 U.S.C. 101-1532 in the United States Bankruptcy Court for the Southern District of New York;

d)                                     Mood Media or any of the Subsidiary Guarantors taking any step contemplated by or related to the Arrangement; or

e)                                      the operation of any default or cross-default resulting from the foregoing, without further Order of this Honourable Court.

33.                                  THIS COURT ORDERS that, to the extent that the Company intends to seek an order in connection with final approval of the Arrangement that indefinitely extends the operation of paragraph 32,above, from and after the Effective Time or constitutes a permanent waiver of the enforcement rights in respect of Filing Defaults described in paragraph 32, it shall serve all persons intended to be subject to such indefinite extension or permanent waiver with a copy of the Notice of Application and this Interim Order by mailing such materials to the addresses for such persons as they appear on the books and records of Mood Media by May 30, 2017.

Such mailing shall constitute notice good and sufficient service upon such persons and no other form of service need be made, or notice given or other material served on such persons, unless a Notice of Appearance is served in accordance with paragraph 28.

PRECEDENCE

34.          THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Company Common Shares or the Company Notes, or the Company Options, Company Warrants or Company DSUs, or the articles or by-laws of any of Mood Media or any of the Subsidiary Guarantors, this Interim Order shall govern.

FOREIGN PROCEEDINGS

35.          THIS COURT ORDERS that Michael F. Zendan II is hereby authorized and empowered, but not required, to act as the foreign representative (the “Foreign Representative”) in respect of the within proceedings for the purpose of having these proceedings recognized and approved in a jurisdiction outside of Canada.

36.          THIS COURT ORDERS that the Foreign Representative is hereby authorized to apply for foreign recognition and approval of these proceedings, as necessary, in any jurisdiction outside of Canada, including in the United States pursuant to chapter 15 of title 11 of the United States Code,11 U.S.C. §§101-1532.

AID AND RECOGNITION

37.          THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

VARIANCE

38.          THIS COURT ORDERS that Mood Media shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:
MAY 18 2017

PER / PAR:

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No. CV-17-11809-00CL

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MOOD MEDIA CORPORATION AND CAMROSE RESOURCES LIMITED

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

Proceeding commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Alex Rose LSUC#: 49415P

Tel: (416) 869-5261

arose@stikeman.com

Kathryn Esaw LSUC#: 58264F

Tel: (416) 869-5230

kesaw@stikeman.com

Patrick Corney LSUC#: 65462N

Tel: (416) 869-5668

pcorney@stikeman.com

Fax: (416) 947-0866

Lawyers for the Applicant, Mood Media

Corporation

APPENDIX E

NOTICE OF APPLICATION

Court File No.Cr-11809-Cr

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF MOOD MEDIA CORPORATION, AND INVOLVING MOOD MEDIA NORTH AMERICA, LLC, MUZAK LLC, MUZAK HOLDINGS LLC, MUZAK CAPITAL LLC, MOOD US ACQUISITION1, LLC, MOOD MEDIA NORTH AMERICA HOLDINGS CORP., DMX HOLDINGS, LLC, DMX, LLC, DMX RESIDENTIAL HOLDINGS, LLC, DMX RESIDENTIAL, LLC, TECHNOMEDIA NY, LLC, TECHNOMEDIA SOLUTIONS, LLC, SERVICENET EXP, LLC, AND CONVERGENCE, LLC

MOOD MEDIA CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on June 20, 2017, at 9:30 a.m., or as soon after that time as the application may be heard, at 330 University Avenue,Toronto, Ontario and thereafter as directed by the Court.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND ‘WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	May 18, 2017	Issued by
Local registrar
		Address of court office	330 University Avenue Toronto, Ontario M5G1R7

TO:	THE DIRECTORS OF MOOD MEDIA CORPORATION

AND TO:	THE AUDITOR OF MOOD MEDIA CORPORATION

AND TO:	ALL HOLDERS OF COMMON SHARES OF MOOD MEDIA CORPORATION

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF MOOD MEDIA CORPORATION

AND TO:	ALL HOLDERS OF DEFERRED SHARE UNITS OF MOOD MEDIA CORPORATION

AND TO:	ALL HOLDERS OF WARRANTS TO PURCHASE COMMON SHARES OF MOOD MEDIA CORPORATION

AND TO:	ALL HOLDERS OF THE 9.25% SENIOR UNSECURED NOTES OF MOOD MEDIA CORPORATION

AND TO:	THE TRUSTEE UNDER THE MOOD MEDIA GROUP S.A. NOTE INDENTURE RE: MMSGA’S 10% SENIOR NOTES

AND TO:	THE ADMINISTRATIVE AGENT UNDER THE MAY 1, 2014 CREDIT AGREEMENT

AND TO:	OTHER PERSONS REQUIRED TO BE SERVED PURSUANT TO THE INTERIM ORDER

AND TO:	THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT

Corporations Canada
Jean Edmonds Building
South Tower,9th floor
365 Laurier Avenue West
Ottawa, ON K1A OC8

APPLICATION

1.                                          The Applicant makes an Application for:

(a)                              An interim order (the “Interim Order”) for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), authorizing Mood Media Corporation (“Mood Media” or the “Company”) to convene two meetings of the holders (collectively, the “Company Securityholders”) of the following instruments:

(i) The Company’s common shares; and

(ii) the Company’s 9.25% senior notes due 2020

to consider and vote on, among other things, resolutions (in the case of the holders of the Company’s common shares, a special resolution) to approve a recapitalization of the Company pursuant to a plan of arrangement (the “Arrangement”); and including a provision that, from the date of the Interim Order to the earlier of (i) October 12, 2017 or (ii) the effective time of the Arrangement (the “Effective Time”) no person shall have any right to terminate, accelerate, amend or declare in default or take any other enforcement steps under any contract, agreement or guarantee to which Mood Media or certain of its subsidiaries is a party (referred to herein as “enforcement steps”) due to, among other things, the commencement of this Application, the taking of steps in connection with the Arrangement, and any defaults or cross-defaults arising therefrom;

(b)                              A final order (the “Final Order”) pursuant to section 192 of the CBCA (i) approving the Arrangement pursuant to the plan of arrangement, substantially in the form attached to and described in the Notice of Meetings (as defined in the Interim Order) and management information circular of Mood Media (the “Information Circular”) to be delivered to the Company Securityholders and others in accordance with the Interim Order; and (ii) ordering that, from and after the Effective Time, affected persons shall not have any right to take any enforcement steps due to, among other things, the commencement of this Application, the taking of steps in connection with the Arrangement, and any defaults or cross-defaults arising therefrom; and

(c)                                  Such further and other relief as this Court deems just.

2.                                         THE GROUNDS FOR THE APPLICATION ARE:

(a)                             Mood Media is a corporation incorporated under the CBCA;

(b)                              The Interim Order is necessary to organize and carry out the meetings of the Company Securityholders, and provides for notice to such Company Securityholders and others;

(c)                               The terms of the Interim Order are reasonable in the circumstances and consistent with the Model CBCA Interim Order developed by the Court’s Commercial List Users’ Committee;

(d)                              The requested provisions of the Interim Order and the Final Order relating to defaults and enforcement in are within the scope of subsection 192(4) of the CBCA and will allow the Arrangement to be implemented;

(e)                               All statutory requirements under the CBCA have been or will be satisfied prior to seeking the Final Order;

(f)                                All pre-conditions to the approval of the Arrangement will have been satisfied prior to seeking the Final Order, including the requirement to obtain the Company Securityholders’ approvals and the other directions set out in the Interim Order,if granted;

(g)                               Mood Media meets the solvency requirements of subsection 192(2) of the CBCA;

(h)                              It is not practicable for Mood Media to effect a fundamental change in the nature of the Arrangement other than pursuant to the provisions of section 192 of the CBCA;

(i)                                  If the Interim Order is granted and the Company Securityholders approve the resolutions necessary to implement the Arrangement, Mood Media intends to seek the Final Order approving the Arrangement as soon as practicable after such resolutions are approved at the Company Meetings;

(j)                                 If made, the Final Order will deem the within CBCA proceeding terminated as of the Effective Time immediately following implementation of the Arrangement;

(k)                              If made, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirement of Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America with respect to the common shares and notes to be issued under the Arrangement;

(l)                                  If  made, the Final Order approving the Arrangement will constitute the basis for the prospectus and registration exemptions found in section 2.11 of National Instrument 45-106 Prospectus Exemptions with respect to the common shares and notes issued under the Arrangement;

(m)                          The Application has been put forward in good faith and is in the best interests of the Company and its stakeholders;

(n)                              The Arrangement is procedurally and substantively fair and reasonable to all affected parties;

(o)                              Certain of the Company Securityholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(o) of the Rules of Civil Procedure;

(p)                             Section 192 of the CBCA;

(q)                             Rules 14.05, 37 and 38 of the Rules of Civil Procedure; and

(r)                                 Such further and other grounds as counsel may advise and this Court may permit.

3.                                         THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)                             The Affidavit of Michael F. Zendan II, to be sworn, and the exhibits thereto;

(b)                             Any further or supplementary Affidavit to be sworn, and the exhibits thereto, reporting as to compliance with the Interim Order, if granted, and the results of any meeting conducted pursuant to such Interim Order; and

(c)                              Such further and other materials as counsel may advise and this Court may permit.

May 18,2017	STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Alexander D. Rose LSUC#:49415P
Tel: (416) 869-5261
arose@stikeman.com

Kathryn Esaw LSUC#:58264F
Tel: (416) 869-5230
kesaw@stikeman.com

Patrick Corney LSUC#:65462N
Tel: (416) 869-5668
pcorney@stikeman.com
Fax: (416) 947-0866

Lawyers for the Applicant

IN THE MATTER OF AN APPLICATION UNDER 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.1985, c. C-44, AS AMENDED	Court File No.
Cr-11809-Cr

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF MOOD MEDIA CORPORATION, ET AL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

Proceeding Commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Alexander D. Rose LSUC#:49415P
Tel: (416) 869-5261
arose@stikeman.com

Kathryn Esaw LSUC#:58264F
Tel: (416) 869-5230
kesaw@stikeman.com

Patrick Corney LSUC#:65462N
Tel: (416) 869-5668
pcorney@stikeman.com
Fax:(416) 947-0866

Lawyers for the Applicant

APPENDIX F

GOVERNANCE TERM SHEET

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

This term sheet, dated as of April 12, 2017, describes the principal terms with respect to the governance of the Company following the Effective Date (as defined in the Arrangement Agreement by and among the (a) Company, (b) AP Mixtape Holdings, L.P. (“Apollo Sponsor”) and (c) FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC, and Blackstone / GSO Strategic Credit Fund (the entities set forth in this clause (c), “GSO Sponsors”), dated as of the date hereof (the “Arrangement Agreement”)) that would be reflected in (a) a stockholders’ agreement to be entered into and effective as of the Effective Date by and among Apollo Sponsor, GSO Sponsors, and the Company (the “Stockholders’ Agreement”) and (b) the certificate of incorporation and bylaws of the Company, as applicable. Capitalized terms used herein that are not otherwise defined shall have the meaning ascribed to such term in the Arrangement Agreement.

This term sheet does not purport to summarize all provisions with respect to the governance matters referred to herein. All arrangements and agreements to be entered into in connection with this term sheet will be on the basis of definitive documentation mutually satisfactory to Apollo Sponsor and GSO Sponsors. Except as expressly set forth herein to the contrary, this term sheet (a) assumes the continuance of the Company out of the laws of Canada pursuant to Section 188 of the Canada Business Corporations Act and the domestication of the Company under the laws of the State of Delaware pursuant to Section 388 of the General Corporation Law of the State of Delaware pursuant to the Plan of Arrangement and (b) reflects the principal terms with respect to the governance of the Company following such continuance and domestication.

Number of Board Members

The Board will consist of seven (7) directors as of the Effective Date, provided, that following the Effective Date, the number of directors will be fixed by the Board with the prior consent of Apollo Sponsor (so long as Apollo Sponsor has the right to nominate a director) and GSO Sponsors (so long as GSO Sponsors have the right to nominate a director), provided, further, that for so long as the Company is a reporting issuer in any jurisdiction in Canada (a “Reporting Issuer”), not less than three (3) directors shall be independent to the extent required, and as determined, by applicable Canadian securities laws.

Board Voting

Each director of the Board shall have one vote; provided, that, notwithstanding the foregoing, subject to applicable law, with respect to each matter submitted to the Board or any committee of the Board:

(a)

for so long as (and at any time during such period that) each of the following conditions has been satisfied: (i) a qualifying initial public offering of the Company has not occurred, (ii) the Company is a Reporting Issuer in any jurisdiction in Canada requiring that any of the directors be independent pursuant to, and as determined by, applicable Canadian securities laws, (iii) Apollo Sponsor, or Apollo Sponsor together with GSO Sponsors, beneficially own(s), in the aggregate, more than 50.0% of the then issued and outstanding shares of common stock of the Company (the “Common Shares”), (iv) Apollo Sponsor has the right to nominate a majority of the directors of the Board, and (v) either Apollo Sponsor beneficially owns, in the aggregate, more of the then issued and outstanding Common Shares than GSO Sponsors or GSO Sponsors have waived such condition described in this clause (v), then, each Apollo Employee Director1 shall have a number of votes (including fractions thereof) equal to: (x) the sum of (A) one, plus (B) the total number of non-Apollo Employee Directors then serving on the Board or such committee, as applicable, plus (C) the number, if any, of

(1) “Apollo Employee Directors” will include (a) any director who has been expressly designated as such by Apollo in a written instrument that has not been revoked or withdrawn and (y) any director, officer, principal, partner, member, manager, employee, agent and/or other representative of Apollo then serving as a director of the Company and that is an employee of Apollo.

vacancies and unfilled positions on the Board or such committee, as applicable, as of such time, divided by (y) the number of Apollo Employee Directors then in office or serving on such committee, as applicable;

(b)

in the event the conditions set forth in paragraphs (i) to (v) of clause (a) are not satisfied, then each Apollo Employee Director shall have that number of votes (including fractions thereof) equal to (x) the total number of Apollo Directors Apollo is entitled to nominate at such time, divided by (y) the number of Apollo Directors voting with respect to such matter, and

(c)

each GSO Employee Director shall have that number of votes (including fractions thereof) equal to (x) the total number of GSO Directors GSO Sponsors are entitled to nominate at such time, divided by (y) the number of GSO Directors voting with respect to such matter.(2)

Board of Directors	As of the Effective Date, the Board shall be comprised of:

•

four (4) directors designated by Apollo Sponsor, provided, that for so long as the Company is a Reporting Issuer, at least two (2) such directors shall be independent to the extent required, and as determined, by applicable Canadian securities laws;

•

two (2) directors designated by GSO Sponsors, provided, that for so long as the Company is a Reporting Issuer, at least one (1) such director shall be independent to the extent required, and as determined, by applicable Canadian securities laws; and

	•	the chief executive officer of the Company.

After the Effective Date, for so long as (and at any time during such period that) Apollo Sponsor, or Apollo Sponsor together with GSO Sponsors, beneficially own(s), in the aggregate, more than 50.0% of the then issued and outstanding Common Shares, then, subject to the requirements of applicable law and applicable listing standards (including, if applicable, Canadian securities laws and listing standards) (and, in the event of any such restrictive requirement, to the maximum extent permitted under such applicable law and listing standards):

	•	Apollo Sponsor shall have the right to nominate:

•

four (4) directors of the Board for so long as Apollo Sponsor and its affiliates beneficially own (3) at least 30% of the Common Shares outstanding as of the Effective Date, provided, that for so long as

(2)                                 For purposes of illustration, with the total number of authorized directors set at seven (7), and assuming that there are five (5) non-Apollo Employee Directors in office and two (2) Apollo Employee Directors in office, each Apollo Employee Director would have three (3) votes on any matter submitted to the Board (i.e., (1 + 5 [the number of non-Apollo Employee Directors]) / 2 [the number of Apollo Employee Directors] = 3), such that there would be a total of 11 votes among all authorized directors, with the Apollo Employee Directors having 6 votes in total.

(3)                                 “Beneficially own” means, with respect to any person, any Common Shares (a) which such person or any of such person’s affiliates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act, (b) which such person has the right or obligation to acquire pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, (c) which such person has the right to vote pursuant to any agreement, arrangement or understanding, or (d) which are the subject of, the reference securities for or that underlie any option, warrant, swap, repurchase agreement, participation, convertible security, stock appreciation right or other right or derivative, whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or delivery mechanism at a price related to such Common Shares or a value determined in whole or in part with reference to, or derived in whole or in part from, the market price or value of such Common Shares.

the Company is a Reporting Issuer, at least two (2) such directors shall be independent to the extent required, and as determined, by applicable Canadian securities laws;

•

three (3) directors of the Board for so long as Apollo Sponsor and its affiliates beneficially own less than 30% of the Common Shares outstanding as of the Effective Date but at least 20% of the Common Shares outstanding as of the Effective Date, provided, that for so long as the Company is a Reporting Issuer, at least one (1) such director shall be independent to the extent required, and as determined, by applicable Canadian securities laws;

•

two (2) directors of the Board (with no independence requirements) for so long as Apollo Sponsor and its affiliates beneficially own less than 20% of the Common Shares outstanding as of the Effective Date but at least 10% of the Common Shares outstanding as of the Effective Date; and

•

one (1) director of the Board (with no independence requirements) for so long as Apollo Sponsor and its affiliates beneficially own less than 10% of the Common Shares outstanding as of the Effective Date but at least 5% of the Common Shares outstanding as of the Effective Date

	1.	(each director of the Board that was nominated or appointed by Apollo Sponsor, an “Apollo Director”);

•	GSO Sponsors shall have the right to nominate:

•

two (2) directors of the Board for so long as GSO Sponsors and their affiliates beneficially own at least 10% of the Common Shares outstanding as of the Effective Date, provided, that for so long as the Company is a Reporting Issuer, at least one (1) such director shall be independent to the extent required, and as determined, by applicable Canadian securities laws; and

•

one (1) director of the Board (with no independence requirements) for so long as GSO Sponsors and their affiliates beneficially own less than 10% of the Common Shares outstanding as of the Effective Date but at least 5% of the Common Shares outstanding as of the Effective Date

	2.	(each director of the Board that was nominated or appointed by GSO Sponsors, a “GSO Director”).

After the Effective Date, if Apollo Sponsor, or Apollo Sponsor together with GSO Sponsors, do(es) not beneficially own, in the aggregate, more than 50.0% of the then issued and outstanding Common Shares, then, subject to the requirements of applicable law (including, if applicable, Canadian securities laws) and listing standards (and, in the event of any such restrictive requirement, to the maximum extent permitted under such applicable law and listing standards), each of Apollo Sponsor and GSO Sponsors will be entitled to nominate a percentage of the total members of the Board of the Company that is equal to the percentage of the total voting power of the Company beneficially owned by Apollo Sponsor or GSO Sponsors, as the case may be, rounded to the nearest whole number of directors.

For purposes of determining each of Apollo Sponsor’s and GSO Sponsors’ director designation rights, the percentage of Common Shares held by Apollo Sponsor or GSO Sponsors, respectively, will be aggregated with any holdings of affiliates of Apollo Sponsor or GSO Sponsors, respectively.
Unless otherwise specified in the organizational documents of the Company, director nominees (other than those of Apollo Sponsor and GSO Sponsors) will be nominated by the nominating and corporate governance committee of the Company (or if there is no such committee, any committee serving such purpose).

In the event a vacancy on the Board is caused by the death, retirement, or resignation of an Apollo Sponsor or GSO Sponsors director-designee, respectively, Apollo Sponsor or GSO Sponsors, respectively, shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Apollo Sponsor or GSO Sponsors, director-designee, respectively.

For so long as Apollo Sponsor and GSO Sponsors have the right to nominate directors for election, the Company: (i) shall nominate the nominees of Apollo Sponsor and GSO Sponsors for election as a director of the Board as part of the slate that is included in the proxy statement (or consent solicitation or similar document) of the Company and shall provide the highest level of support for the election of such nominees as it provides to any other individual standing for election as a director as part of the Company’s slate of directors (if any) and (ii) shall not nominate a number of nominees for any election of directors that exceeds the number of directors to be elected. Each of Apollo Sponsor and GSO Sponsors shall vote all of their respective Common Shares in favor of each Apollo Sponsor and GSO Sponsors director nominee, except to the extent Apollo Sponsor or GSO Sponsors, as applicable, may otherwise consent in writing solely with respect to their respective director nominees.

Approval Rights

Notwithstanding anything to the contrary contained herein, (i) so long as Apollo Sponsor and its affiliates beneficially own at least 10% of the Common Shares outstanding as of the Effective Date, any and all matters set forth on Exhibit A shall require the approval of Apollo Sponsor in its capacity as a holder of Common Shares and (ii) so long as GSO Sponsors and their affiliates beneficially own at least 10% of the Common Shares outstanding as of the Effective Date, any and all matters set forth on Exhibit A shall require the approval of GSO Sponsors in their capacity as a holder of Common Shares.

Quorum

A quorum of the Board for the transaction of business shall consist of a majority of the directors of the Board then in office; provided, that, prior to a qualifying initial public offering, a quorum of the Board shall require at least one (1) Apollo Employee Director and one (1) GSO Employee Director(4) (subject to a customary provision to allow for a quorum to be established at a meeting reconvened at least two (2) business days but not more than twenty-one (21) calendar days from the initial meeting (with a substantially identical agenda and with an option for any director to participate by teleconference) without such GSO Director or Apollo Director, as applicable, if no GSO Director or Apollo Director, as applicable, attends such reconvened meeting).

Board Committees

Prior to a qualifying initial public offering, Apollo Sponsor and GSO Sponsors shall have the right to appoint one (1) Apollo Director and one (1) GSO Director, respectively, to each committee of the Board; provided, that for so long as the Company is a Reporting Issuer, (a) each member of the audit committee must be independent (to the extent required, and as determined, by applicable Canadian securities laws) and a director of the Company and (b) the audit committee must be comprised of at least three (3) members.

Information Rights	Prior to a qualifying initial public offering, the Company will provide or make available to each of Apollo Sponsor and GSO Sponsors:
	(i)	The most recent audited consolidated financial statements and financial information (including an income statement, balance sheet and statement of cash flows) of the Company; and

(4)                                 “GSO Employee Directors” will include (a) any director who has been expressly designated as such by GSO in a written instrument that has not been revoked or withdrawn and (y) any director, officer, principal, partner, member, manager, employee, agent and/or other representative of GSO then serving as a director of the Company and that is an employee of GSO.

	(ii)	The most recent quarterly unaudited consolidated financial statements and financial information (including an income statement, balance sheet and statement of cash flows) of the Company.

At the request of Apollo Sponsor or GSO Sponsors, the Company will also make available the information and reports set forth in clauses (i) and (ii) above (A) to prospective third-party transferees of Apollo Sponsor or GSO Sponsors and (B) in the event Apollo Sponsor or GSO Sponsors, as applicable, own less than 5% of the Common Shares outstanding as of the Effective Date but at least 1% of the Common Shares outstanding as of the Effective Date, to Apollo Sponsor and GSO Sponsors, as applicable, in each case, subject to entry into a customary confidentiality agreement or similar agreement or commitment.

Registration Rights

Each of Apollo Sponsor and GSO Sponsors (acting with the consent of the other) may compel a qualifying initial public offering at any time following the one (1) year anniversary of the Effective Date. Following a qualifying initial public offering, Apollo Sponsor and GSO Sponsors will each have (A) customary demand registration rights (allowing for no more than one (1) demand registration request in any twelve-month period by such party, and three (3) in total by such party) with thresholds to be agreed, and (B) customary shelf registration rights with thresholds to be agreed, and in the case of (A) and (B), Apollo Sponsor and GSO Sponsors will each have customary piggy back rights in connection with the other’s exercise of such rights, subject (x) to pro rata cutbacks (based on the amount of equity securities included for such sale) and customary lockups and (y) such other reasonable and customary limitations as may be mutually agreed between Apollo Sponsor and GSO Sponsors prior to the Effective Date (provided that no such limitations shall conflict with anything in the fund documentation of Apollo Sponsor and GSO Sponsors).

The registration rights provisions will also contain usual and customary provisions relating to the registration procedures to be followed by the Company, termination of registration rights, and indemnification obligations.

Limitations on Transfer

Subject to customary exceptions (including transfers to affiliates), for one (1) year following the Effective Date (such period, the “Lock-Up Period”), neither Apollo Sponsor nor GSO Sponsors may Transfer(5) any Common Shares without the prior written consent of the other party; provided, that, during the Lock-Up Period, (a) Apollo Sponsor may sell a portion of its Common Shares so long as, following such sale, Apollo Sponsor continues to beneficially own, in the aggregate, more than 30% of the then issued and outstanding Common Shares, and (b) GSO Sponsors may sell a portion of their Common Shares so long as, following such sale, GSO Sponsors continue to beneficially own, in the aggregate, more than 21% of the then issued and outstanding Common Shares.

Following the Lock-Up Period, (a) Apollo Sponsor will not be subject to restrictions on Transfer other than a right of first offer in favor of GSO Sponsors and (b) GSO Sponsors will not be subject to restrictions on Transfer other than a right of first offer in favor of Apollo Sponsor.

Support for Sale Transaction

If (a) the Company intends or proposes to enter into a Sale Transaction(6), (b) a majority of the Board approves such Sale Transaction, (c) Apollo Sponsor approves such Sale Transaction, and (d) such Sale Transaction will result in a minimum to be agreed upon amount of cash proceeds being paid to the holders of Common Shares, then at the request of Company, GSO Sponsors will be required to vote in favor of

(5)                                         “Transfer” will include any direct or indirect sale, assignment, pledge, lease, hypothecation, mortgage, gift or creation of security interest, lien or trust (voting or otherwise) or other encumbrance or other disposition (by operation of law or otherwise).

(6)                                 “Sale Transaction” will include a transaction providing for the direct or indirect sale of a majority or greater of the equity securities of the Company or all or substantially all of the Company’s assets (including by means of merger, consolidation, other business combination, share exchange, other reorganization or any sale of equity securities of the Company or any of its Subsidiaries), in each case to a third party not affiliated with Apollo.

such Sale Transaction (if such a vote is required), waive any right of appraisal, and agree and take all other actions reasonably requested by the Company to effect such Sale Transaction (including, without limitation, the sale its equity interests).

Tag-Along Rights

Prior to a qualifying initial public offering, each of Apollo Sponsor and GSO Sponsors will have customary tag-along rights in connection with Transfers by Apollo Sponsor and GSO Sponsors, respectively, to non-affiliates, excluding any Transfer or Transfers that, in the aggregate, do not represent more than 15% of the interests of the Company at the Effective Date.

Preemptive Rights

Prior to a qualifying initial public offering, if the Company wishes to issue any equity interests or rights convertible into any such equity interests (or equivalents) of the Company or its Subsidiaries, each of Apollo Sponsor and GSO Sponsors will have pro rata preemptive rights to acquire a portion of such equity interests, subject to customary exceptions (e.g., issuances of equity securities in connection with debt issuances to third-party financial institutions, as employee incentive compensation, as consideration in connection with an acquisition by the Company or its Subsidiaries, etc.). At Apollo Sponsor’s election, preemptive rights may be effected after the issuance that is subject to such preemptive rights, by way of a sell-down to GSO Sponsors or otherwise.

Affiliate Transactions

The Company and its affiliates will not, without the prior written consent of both Apollo Sponsor and GSO Sponsors, enter into any transaction with Apollo Sponsor, GSO Sponsors or any of their respective affiliates (excluding (a) issuances of equity securities, which are subject to the preemptive rights described above, (b) the placement fee payable to affiliates of Apollo Sponsor and GSO Sponsors and the put option premium payable to Apollo Sponsor and GSO Sponsors (or their respective designees), in each case, payable in connection with, and pursuant to the terms of, the Arrangement Agreement and (c) certain other customary exceptions).

Expenses

Each of Apollo Sponsor and GSO Sponsors will receive expense reimbursement for actual and reasonable out-of-pocket costs and expenses incurred in connection with monitoring its investment. To the extent Apollo Sponsor or GSO Sponsors is requested by the Board to provide services to the Company, Apollo Sponsor or GSO Sponsors, as applicable, will receive expense reimbursement for actual and reasonable out-of-pocket costs and expenses incurred in connection with such services.

Corporate Opportunities

The organizational documents of the Company will include (a) a customary waiver of the corporate opportunities doctrine (or similar doctrine) as it applies to Apollo Sponsor and GSO Sponsors, and their respective affiliates and director designees, other than any officers or employees of the Company and/or its Subsidiaries (who will not be exempt from such doctrine) and (b) a provision expressly permitting the directors, officers, principal and partners of Apollo Sponsor and GSO Sponsors (other than any officers or employees of the Company and/or its Subsidiaries (who will not be exempt from such corporate opportunities doctrine)) to (i) engage in and possess interest in other businesses including those engaged in the same or similar business activities or lines of business as the Company or deemed to be competing with the Company and (ii) invest in or provide services to persons engage in the same or similar business activities as the Company or deemed to be competing with the Company.

Any business opportunity generated by the officers or employees of the Company or its Subsidiaries will remain the exclusive property of the Company.
Amendment	Any amendment or waiver to or of any provision of the governance rights or equityholder arrangements shall require the prior written approval of Apollo Sponsor and GSO Sponsors.
Confidentiality

Apollo Sponsor and GSO Sponsors will be subject to customary confidentiality restrictions regarding the information of Apollo Sponsor, GSO Sponsors and the Company and its Subsidiaries; provided, that each party shall be permitted to disclose certain information of or pertaining to the Company (a) to its current and prospective limited partners and other investors and prospective third-party transferees, in each case, subject to such party entering into a confidentiality agreement or having agreed to similar confidentiality restrictions or (b) to the extent required by applicable law.
Other

The Company’s certificate of incorporation and bylaws, as applicable, will contain, or make provision for, the following, in each case to the furthest extent permitted under the Delaware General Corporation Law:

	•	a waiver of Section 203 of the DGCL;

	•	a customary director indemnification and exculpation;

	•	Board action by the unanimous written consent of the directors in lieu of a meeting; and

•

Stockholder action by written consent in lieu of a meeting or vote if the stockholders acting by written consent beneficially own Common Shares representing the minimum number of votes necessary to authorize the action (including as required pursuant to the Approval Rights further described above).

Exhibit A

APPROVAL RIGHTS

Without limiting Apollo Sponsor’s or GSO Sponsors’ rights in the term sheet, below is a list of actions which shall require the approval of Apollo Sponsor and GSO Sponsors, each in its capacity as a holder of Common Shares. The foregoing approval rights shall apply to any actions taken or proposed to be taken by the Company, whether directly or indirectly through any of the Company’s Subsidiaries.

1.                   any reduction or increase in the number of persons entitled to serve on the Board or any board of a Subsidiary of the Company (or comparable governing body thereof);

2.                   any amendment to the governing documents of the Company or, subject to certain limited exceptions, any Subsidiary (charter, bylaws, etc.);

3.                   any engagement in any unrelated line of business;

4.                   any (a) sale of any material asset or any material Subsidiary by the Company or any of its Subsidiaries either to any entity or business in which Apollo Sponsor or GSO Sponsors have a material direct or indirect interest (whether equity or debt) or for consideration other than cash consideration or publicly traded securities or (b) sale of (x) any asset of the Company or any of its Subsidiaries or (y) any Subsidiary, in one transaction or a series of related transactions, for aggregate consideration in excess of $50.0 million, in each case of clauses (x) or (y), excluding any Sale Transaction that GSO Sponsors is required to vote in favor of pursuant the “Support for Sale Transaction” section of the term sheet;

5.                   any (a) acquisition of another entity or a material asset of any other entity by the Company or any of its Subsidiaries to the extent that any entity or business in which Apollo Sponsor or GSO Sponsors have a material direct or indirect interest (whether equity or debt) is the seller in such acquisition or (b) acquisition of another entity or an asset of any other entity by the Company or any of its Subsidiaries, in one transaction or a series of related transactions, for aggregate consideration in excess of $50.0 million;

6.                   any (a) assumption of a material liability by the Company or any of its Subsidiaries of another entity to the extent that any entity in which Apollo Sponsor or GSO Sponsors have a material direct or indirect interest (whether equity or debt) is the assignee in such assumption or (b) any assumption of a liability of another entity by the Company or any of its Subsidiaries, in one transaction or a series of related transactions, to the extent such assumption, individually or in the aggregate has a value in excess of $50.0 million;

7.                   any issuance of equity interests (including any direct or indirect options, rights, warrants, or securities convertible into or exercisable or exchangeable for, any such equity interests of the Company or any Subsidiary), in each case, excluding any such issuance (a) in connection with the exercise of demand registration rights pursuant to the terms of the Company’s governance documents, (b) pursuant to the exercise of rights, warrants or other securities (solely to the extent previously issued in accordance with the terms of the Company’s governance documents) convertible into or exercisable or exchangeable into Common Shares in accordance with their terms, (c) of equity or equity-based awards to management, (d) on or prior to the Effective Date (whether or not authorized as of the Effective Date) or (e) of equity interests for consideration (or with a value) of less than $25.0 million or that represent less than 10.0% of the equity interests of the Company or such Subsidiarity on a fully diluted basis;

8.                   any issuance of, incurrence of, or entry into indebtedness by the Company or any Subsidiary in respect of borrowed money (including indebtedness evidenced by bonds, notes, or similar instruments or by letters of credit or bankers acceptances or any guarantees of any of the foregoing) (but, for the avoidance of doubt, not including (x) any drawdowns or paydowns under any existing bank indebtedness (solely to the extent such indebtedness was previously entered into in accordance with the terms of the Company’s governance documents) or (y) trade payables or any guarantees thereof), in each case, (a) solely to the extent issued, incurred, or entered into subsequent to the Effective Date (whether or not authorized as of the Effective

F-A-1

Date) and (b) solely to the extent such indebtedness proposed to be issued, incurred or entered into is in excess of $50.0 million;

9.                   any redemption, reclassification, purchase, retirement, or other acquisition, directly or indirectly, by the Company or its Subsidiaries of any equity or debt of the Company or its Subsidiaries (whether above or below par) for cash, or other consideration with a value, in excess of $25.0 million, other than (a) any redemption, reclassification, purchase, retirement or other acquisition (i) required to be made pursuant to the terms of any such equity security or debt security (solely to the extent such equity or debt security was previously issued in accordance with the terms of the Company’s governance documents), or (ii) from any employee or officer of the Company or any of its Subsidiaries in connection with the termination of such employee or officer or (b) any redemption, repurchase, repayment or prepayment of bank indebtedness in the ordinary course and pursuant to its terms;

10.            any formation of, or any material transaction with, a joint venture of (a) the Company or (b) any of its Subsidiaries; and

11.            the entrance into any agreement, commitment, or arrangement to effect any of the foregoing.

F-A-2

APPENDIX G

RISK FACTORS RELATED TO NEW MOOD’S EQUITY

The following risks related to New Mood’s Equity should be read in conjunction with the risk factors related to the Arrangement and the operations of the Company following the Arrangement.  See “Part I — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement” included within this Circular for more information.

The New Company Common Shares to be issued in connection with the Arrangement will have different rights from Company Common Shares, and the rights of holders of Company Common Shares under Canadian law differ from the rights of holders of New Company Common Shares of New Mood under Delaware law, and in some cases Delaware law will provide less shareholder protection after the Arrangement.

In connection with the Arrangement, Company Noteholders will become shareholders of New Mood, a Delaware corporation, and their rights as stockholders will be governed by Delaware law and New Mood’s certificate of incorporation and bylaws.  Delaware law and the terms of New Mood’s certificate of incorporation and bylaws may be materially different than the laws of Canada and the terms of Mood Media Corporation’s articles, as amended, which currently govern the rights of Company Shareholders.  There are material differences between the CBCA and the DGCL and between the Company’s current articles of incorporation and bylaws and the applicable governing documents of New Mood.  Please see “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Description of New Mood Share Capital — New Company Common Shares” for a discussion of the rights, privileges and conditions of the New Company Common Shares.

The New Company Common Shares issuable in the New Capital Offering are restricted securities and are subject to resale restrictions.

The offer and sale of the New Company Common Shares in the New Capital Offering has not been registered under the U.S. Securities Act or any state securities laws and such New Company Common Shares will be offered and sold only to Eligible Company Noteholders pursuant to an exemption from registration under Section 4(a)(2) of the U.S. Securities Act. As a result, the New Company Common Shares received in connection with the New Capital Offering are “restricted securities,” as that term is defined in Rule 144, and may be transferred or resold only in transactions registered under, or exempt from, applicable registration requirements. An investor in New Company Common Shares in the New Capital Offering may be required to bear the risk of such investment for an indefinite period of time and may not be able to resell such New Company Common Shares at a favorable price, if at all.

Following completion of the Arrangement, there will be no existing market for the New Company Common Shares, and a trading market that will provide you with liquidity may not develop.  You may lose all or part of your investment.

While the Company Common Shares currently trade on the TSX, following completion of the Arrangement, there will be no established trading market or price quotation system for the New Company Common Shares.  There can be no guarantee that the New Company Common Shares will be listed on any exchange or that an active, liquid market or any system of pricing transparency will otherwise develop for the New Company Common Shares.  If an active trading market does not develop, you may have difficulty reselling New Company Common Shares at a profit or at all.  Even if an active trading market should develop, the per share price for New Company Common Shares could fluctuate significantly for various reasons, including:

•                  New Mood’s operating and financial performance and prospects;

•                  changes in market valuations of similar companies or in market outlooks on the business sectors in which New Mood will operate;

•                  market and industry perception of New Mood’s success, or lack thereof, in pursuing its objectives;

•                  lack of any coverage of New Mood or its securities by securities or industry analysts;

•                  speculation in the press or investment community;

•                  departures of key management personnel;

•                  sales of New Company Common Shares by New Mood, the Sponsors, members of management, or other stockholders;

•                  a large volume of sellers of New Company Common Shares with a relatively small volume of purchasers;

•                  increases in market interest rates, which may increase New Mood’s cost of capital;

•                  adverse market reaction to any increased indebtedness New Mood may incur in the future;

•                  changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•                  actions by New Mood shareholders or other third parties or governmental agencies;

•                  general market and economic conditions; and

•                  other risk factors set forth in the Company AIF, which is incorporated by reference in “Part III — Information Concerning the Company” of this Circular.

New Mood does not plan to pay dividends on New Company Common Shares, and New Mood expects that its debt agreements will place certain restrictions on its ability to do so.  Consequently, your only opportunity to achieve a return on your investment is if the price of New Company Common Shares appreciates.

New Mood does not plan to declare dividends on New Company Common Shares in the foreseeable future.  Any payment of future dividends will be at the discretion of the Board and will depend on, among other things, New Mood’s earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions applying to the payment of dividends, and other considerations that the Board deems relevant.  New Mood expects that the New Credit Facility will place such restrictions on New Mood’s ability to pay cash dividends.  Accordingly, it is likely that your only opportunity to achieve a return on your investment in New Company Common Shares will be if the price of New Company Common Shares appreciates.  See “Appendix H — Risk Factors Related to the New Company Notes and Substituted New Company Notes — The agreements governing the indebtedness of the Company and its Subsidiaries contain restrictions that will limit the Company’s flexibility in operating its business.”

New Mood may issue equity securities, including preferred stock, in the future that could cause significant dilution or adversely affect the voting power or value of the New Company Common Shares.

To the extent that New Mood raises additional capital by issuing equity securities, the share ownership of holders of New Company Common Shares will be diluted.  In addition, the New Mood certificate of incorporation will authorize New Mood to issue, subject to the consent rights described in “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Investor Rights Agreement — Consent Rights,” one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over New Company Common Shares respecting dividends and distributions, as the Board may determine.  The terms of any class or series of preferred stock could adversely impact the voting power or value of the New Company Common Shares.  For example, New Mood might grant holders of preferred stock the right to elect some number of directors to the Board in all events or on the happening of specified events or the right to veto specified transactions.  Similarly, the repurchase or redemption rights or liquidation preferences New Mood might assign to holders of preferred stock could affect the residual value of the New Company Common Shares.  See “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Description of New Mood

Share Capital — Preferred Stock” and “Part II — Pro Forma Information of New Mood After Giving Effect to the Arrangement — Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

New Mood is not expected to be a reporting company under U.S. or Canadian law; large accumulations of New Company Common Shares may occur without any disclosure.

New Mood is not expected to be a reporting issuer in any of the provinces or territories of Canada. In addition, the issuance of the New Company Common Shares contemplated by the Arrangement and in connection with the New Capital Offering will not be registered under the U.S. Securities Act, and New Mood will not be subject to the reporting obligations and other provisions of the U.S. Exchange Act. Therefore, New Mood will not be required to file annual and quarterly reports with the SEC, and holders of New Mood securities will not be required to make filings pursuant to sections 13(d) and (g) of the U.S. Exchange Act and Regulation 13D promulgated by the SEC, or pursuant to Canadian early warning or insider reporting requirements as required under applicable Canadian securities laws.  Immediately following the completion of the Arrangement, the Apollo Sponsor will beneficially own between approximately 39.65% and 48.85% of the New Company Common Shares, and the GSO Sponsors will beneficially own between approximately 28.39% and 34.98% of the New Company Common Shares.  Should the Sponsors sell or otherwise transfer their New Company Common Shares to third parties, or should third parties or a group of third parties otherwise accumulate a significant percentage, or even a majority, of the New Company Common Shares, no disclosure would be required under Regulation 13D or under applicable securities laws in Canada. This may affect your ability to participate in a change of control transaction.

Upon closing of the Arrangement and the other transactions contemplated by the Arrangement Agreement, the Sponsors will be significant holders of New Company Common Shares of New Mood.  Future sales, or the expectation of future sales, of New Company Common Shares by the Sponsors may negatively impact the value of the New Company Common Shares.

Upon closing of the Arrangement and the other transactions contemplated by the Arrangement Agreement, the Sponsors will be significant holders of New Company Common Shares of New Mood. Also, New Mood will be entering into an Investor Rights Agreement with the Sponsors in connection with the Arrangement, providing for certain registration rights. If the Sponsors sell, or the market perceives that the Sponsors intend to sell, a substantial portion of their interest in New Mood, the market price of New Mood’s securities could decline significantly.  Moreover, there are significant risks to holders of New Company Common Shares associated with the Sponsors’ control of New Mood and the governance and operations of New Mood following consummation of the transactions contemplated by the Arrangement, which you should read and carefully consider. See “Part I — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement” included within this Circular for more information.

APPENDIX H

RISK FACTORS RELATED TO THE NEW COMPANY NOTES AND SUBSTITUTED NEW COMPANY NOTES

The following risks related to the New Company Notes and Substituted New Company Notes should be read in conjunction with the risk factors related to the Arrangement and the operations of the Company following the Arrangement.  See “Part I — Risk Factors Related to the Arrangement and the Operations of the Company Following the Arrangement” included within this Circular for more information.  Unless otherwise indicated or the context otherwise requires, references in this Appendix H to: (a) “we”, “our” or “us” refer to (i) prior to the redemption of the New Company Notes, the Company and each of its consolidated Subsidiaries and (ii) thereafter, DLLC2 and each of its consolidated Subsidiaries; and (b) “the Notes” refer to (i) prior to the repayment of the New Company Notes on a par for par basis with the Substituted New Company Notes, the New Company Notes and (ii) thereafter, the Substituted New Company Notes.

Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the Notes

After giving pro forma effect to the Arrangement and the other transactions contemplated by this Circular (the “Transactions”), we will be a highly leveraged company. As of March 31, 2017, on a pro forma basis after giving effect to the Transactions, we would have had approximately $470 million face value of outstanding indebtedness (including capital lease obligations). For the twelve months ended March 31, 2017, on a pro forma basis after giving effect to the Transactions, we would have had total pro forma debt service payments of approximately $47 million.

Our substantial indebtedness could have important consequences for you as a holder of the Notes. For example, it could:

•            limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•            make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the Notes and the agreements governing our other indebtedness;

•            require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•            limit our flexibility in planning for, or reacting to, changes in our operations or business;

•            make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•            make us more vulnerable to downturns in our business or the economy;

•            restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities;

•            cause us to make non-strategic divestitures;

•            limit, along with the financial and other restrictive covenants in the agreements governing our indebtedness, among other things, our ability to borrow additional funds or dispose of assets;

•            prevent us from raising the funds necessary to repurchase all Notes tendered to the Issuer upon the occurrence of certain changes of control, which failure to repurchase would constitute a default under the indenture governing the Notes; or

•            expose us to the risk of increased interest rates, as the Notes and borrowings under the New Credit Facility are at variable rates of interest.

In addition, the credit agreement governing the New Credit Facility and the indenture governing the Notes will contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes

Any default under the agreements governing our indebtedness, including defaults under the New Credit Facility that are not waived by the required lenders, and the remedies sought by the holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the Notes and could substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the New Credit Facility), we could be in default under the terms of the agreements governing such indebtedness. Upon the occurrence of an event of default, the holders of such indebtedness could elect to (i) declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, (ii) terminate their commitments and cease making further loans and (iii) institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to seek waivers from the required lenders under the New Credit Facility to avoid being in default. If we breach our covenants under the New Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the New Credit Facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

Upon any such bankruptcy filing under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), we would be stayed from making any ongoing payments on the Notes, and the holders of the Notes would not be entitled to receive post-petition interest or applicable fees, expenses, costs or charges to the extent the amount of the obligations due under the Notes exceeded the value of the collateral (after taking into account all other senior debt that was also secured by the collateral), or any “adequate protection” on account of any undersecured portion of the Notes.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our substantial indebtedness

We and our Subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the indenture governing the Notes and the credit agreement governing the New Credit Facility will contain restrictions on our and our Subsidiaries’ ability to incur additional indebtedness, including secured indebtedness that will be effectively senior to the Notes, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of March 31, 2017, on a pro forma basis after giving effect to the Transactions, we would have had approximately $15 million available for additional borrowing under the New Revolving Credit Facility (without giving effect to letters of credit), all of which would be secured on a first-priority basis senior to the Notes. In addition to the Notes and our borrowings under the New Credit Facility, the covenants under any other existing or future debt instruments could allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured senior to the Notes or on a pari passu basis with the Notes. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “— Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the Notes.”

A portion or all of interest on the Notes will be payable-in-kind rather than cash-pay

A portion of interest payable on the Notes will not be cash-pay and will be paid by either increasing the principal amount of the outstanding Notes or by issuing additional Notes (the “PIK Interest”). In addition, upon the occurrence and during the continuance of an event of default under the New Credit Facility, the New Credit Facility and the indenture governing the Notes will provide that no cash-pay interest will be payable on the Notes and all interest thereon will be PIK Interest.  The payment of PIK Interest will increase the amount of our indebtedness and will increase the risks associated with our level of indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and to fund our working capital and capital expenditures, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful

Our ability to pay principal and interest on the Notes and to satisfy our other debt obligations will depend upon, among other things:

•            our future financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control; and

•            our future ability to borrow under the New Revolving Credit Facility, the availability of which depends on, among other things, our complying with the covenants in the credit agreement governing such facilities.

We cannot assure you that our business will generate cash flow from operations, or that we will be able to draw under the New Revolving Credit Facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the Notes.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot assure you that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms or at all.  In addition, the terms of existing or future debt agreements, including the credit agreement governing the New Credit Facility and the indenture governing the Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. The Sponsors and their affiliates have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, results of operations and financial condition and could negatively impact our ability to satisfy our obligations under the Notes.

If we cannot make scheduled payments on our indebtedness, we will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the New Revolving Credit Facility could terminate their commitments to loan money, our secured lenders (including the lenders under the New Credit Facility and the holders of the Notes) could foreclose against the assets securing the indebtedness owing to them, and we could be forced into bankruptcy or liquidation. All of these events could cause you to lose all or part of your investment in the Notes.

If our indebtedness is accelerated, we may need to repay or refinance all or a portion of our indebtedness, including the Notes, before maturity. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations, including the New Credit Facility, on commercially reasonable terms, or at all.

The lack of credit ratings for the Notes or, if we in the future obtain credit ratings for the Notes, any changes in such credit ratings could negatively impact the market price or liquidity of the Notes

We are not required under the indenture governing the Notes to obtain or maintain credit ratings for the Notes. The lack of credit ratings for the Notes could have a negative impact on future trading prices of the Notes and liquidity in trading of the Notes.

In the future, if we obtain credit ratings for the Notes, our cost of borrowing and ability to access the capital markets may be affected not only by market conditions but also by the credit ratings assigned to us by the major credit rating agencies.  Credit rating agencies continually revise their ratings for the companies that they follow. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings based on their overall view of our industry. If we obtain credit ratings for the Notes, we cannot be sure that credit rating agencies will maintain the ratings initially assigned to the Notes. A negative change in such ratings could have a negative impact on the future trading prices of the Notes, liquidity in trading of the Notes and on our ability to secure future debt financing on commercially reasonable terms or at all.

Credit ratings are not recommendations to purchase, hold or sell the Notes.  Holders of the Notes will have no recourse against us or any other party in the event of a change in or suspension or withdrawal of such ratings.

Repayment of our debt, including the Notes, is dependent on cash flow generated by our Subsidiaries

The Issuer is a holding company and has no direct operations other than holding the equity interests in its Subsidiaries and activities directly related thereto. Accordingly, repayment of the Issuer’s indebtedness, including the Notes, is dependent on the generation of cash flow by the Issuer’s Subsidiaries and, if they are not guarantors of the Notes, their ability to make such cash available to the Issuer, by dividend, debt repayment or otherwise. Unless they are guarantors of the Notes, the Issuer’s Subsidiaries do not have any obligation to pay amounts due on the Notes or to make funds available for that purpose. The Issuer’s Subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Issuer to make payments in respect of its indebtedness, including the Notes. Each of the Issuer’s Subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit the Issuer’s ability to obtain cash from them and the Issuer may be limited in its ability to cause any future joint ventures to distribute their earnings to the Issuer. While the indenture governing the Notes and the credit agreement governing the New Credit Facility will limit the ability of the Issuer’s Subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Issuer, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our non-guarantor Subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

The Notes will be structurally subordinated to all liabilities of the Issuer’s current and future non-guarantor Subsidiaries

The Notes will be structurally subordinated to indebtedness and other liabilities of the Issuer’s current and future Subsidiaries that are not or will not be guaranteeing the Notes, and the claims of creditors of these Subsidiaries, including trade creditors, will have priority as to the assets of these Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the Issuer’s non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts (secured and unsecured), holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. During the twelve months ended December 31, 2016, on a pro forma basis after giving effect to the Transactions, non-guarantor Subsidiaries generated approximately 36.2% of our total revenue and 22.7% of our Adjusted EBITDA. As of December 31, 2016, on a pro forma basis after giving effect to the Transactions, non-guarantor Subsidiaries held approximately 23.2% of our consolidated assets and no outstanding indebtedness, excluding intercompany obligations.

In addition, the indenture governing the Notes will, subject to some limitations, permit the Issuer’s non-guarantor Subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these Subsidiaries.

The Notes will not be guaranteed by any of our non-U.S. Subsidiaries or any Subsidiaries that are not material or wholly owned. These non-guarantor Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. Any right that we or the Subsidiary guarantors have to receive any assets of any of the non-guarantor Subsidiaries upon the liquidation or reorganization of those Subsidiaries, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those Subsidiaries’ assets, will be effectively subordinated to the claims of those Subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those Subsidiaries.

Our debt agreements contain restrictions that will limit our flexibility in operating our business

The credit agreement governing the New Credit Facility and the indenture governing the Notes will contain, and any other existing or future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on the Issuer’s Subsidiaries ability to, among other things:

•            incur additional debt, guarantee indebtedness or issue certain preferred equity interests;

•            pay dividends on or make distributions in respect of, or repurchase or redeem, our equity interests or make other restricted payments;

•            prepay, redeem or repurchase certain debt;

•            make loans or certain investments;

•            sell certain assets;

•            create liens on certain assets;

•            consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•            enter into certain transactions with our affiliates;

•            alter the businesses we conduct;

•            enter into agreements restricting our Subsidiaries’ ability to pay dividends;

•            designate our Subsidiaries as unrestricted Subsidiaries; and

•            pay cash interest on the Notes following an event of default under the New Credit Facility.

In addition, the New Credit Facility requires us to comply with certain financial covenants. See “Summary Information — Financing of the Arrangement — Debt Financing.”

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants under the New Credit Facility or any of our other future indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any such default, the lenders thereunder:

•            will not be required to lend any additional amounts to us;

•            could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable and terminate all commitments to extend further credit;

•            could require us to apply all of our available cash to repay these borrowings; or

•            could effectively prevent us from making debt service payments on the Notes;

any of which could result in an event of default under the Notes.

Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the New Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We will pledge substantially all of our assets as collateral under the Credit Facility.

If any of our outstanding indebtedness under the New Credit Facility or our other indebtedness, including the Notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. We do not have sufficient working capital to satisfy our debt obligations in the event of an acceleration of all or a significant part of our outstanding indebtedness.

We may not be able to repurchase the Notes upon a change of control

Upon the occurrence of certain specific kinds of change of control events, the Issuer will be required to offer to repurchase all of the outstanding Notes at 101% of the principal amount thereof plus, without duplication, accrued and unpaid interest to the date of repurchase. Additionally, under the New Credit Facility, a change of control will constitute an event of default that will permit the lenders to accelerate the maturity of borrowings and terminate their commitments to lend under the New Revolving Credit Facility. The source of funds for any repurchase of the Notes and repayment of borrowings under the New Credit Facility would be our available cash or cash generated from our Subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. It is possible that we will not have sufficient funds at the time of a change of control to make the required repurchase of Notes or that restrictions in the New Credit Facility will not allow such repurchases. We may require additional financing from third parties to fund any such repurchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture governing the Notes.

Courts interpreting change of control provisions under New York law (which will be the governing law of the indenture governing the Notes) have not provided clear and consistent meanings of such change of control provisions, which leads to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether a change of control provision contained in an indenture could be unenforceable on public policy grounds.

We may enter into transactions that would not constitute a change of control that could affect our ability to satisfy our obligations under the Notes

Legal uncertainty regarding what constitutes a change of control and the provisions of the indenture governing the Notes may allow us to enter into transactions, such as acquisitions, refinancings or recapitalizations, that would not constitute a change of control but may increase our outstanding indebtedness or otherwise affect our ability to satisfy our obligations under the Notes. The definition of change of control for purposes of the Notes includes a phrase relating to the transfer of “all or substantially all” of our assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase Notes as a result of a transfer of less than all of our assets to another person may be uncertain.

Federal and state statutes allow courts, under specific circumstances, to void the Notes and guarantees and the related security interests, and require holders of Notes to return payments received

If the Issuer or any Subsidiary guarantor becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer or fraudulent conveyance law, a court may void or otherwise decline to enforce the Notes or the guarantees and the related security interests. A court might do so if it found that when we issued the Notes or the Subsidiary guarantor entered into its guarantee and granted the related security interests, or in some states when payments became due under the Notes or the guarantees, the Issuer or the Subsidiary guarantor received less than reasonably equivalent value or fair consideration and:

•            was insolvent or rendered insolvent by reason of such incurrence;

•            was left with inadequate capital to conduct its business;

•            believed or reasonably should have believed that it would incur debts beyond its ability to pay; or

•            was a defendant in an action for money damages or had a judgment for money damages docketed against the Issuer or the Subsidiary guarantor if, in either case, the judgment is unsatisfied after final judgment.

The court might also void an issuance of Notes or a guarantee or the related security interest, without regard to the above factors, if the court found that the Issuer issued the Notes or the applicable Subsidiary guarantor entered into its guarantee and provided the related security interest with the actual intent to hinder, delay or defraud its creditors.

As a general matter, value is given for a transfer of an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied.  A court would likely find that the Issuer or a Subsidiary guarantor did not receive reasonably equivalent value or fair consideration for the Notes or its guarantee or the related security interest if the Issuer or a Subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the Notes. Thus, if the guarantees were legally challenged, any guarantee could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the Subsidiary guarantor, the obligations of the applicable Subsidiary guarantor were incurred for less than reasonably equivalent value or fair consideration. If a court were to void the issuance of the Notes or any guarantee or the related security interest, you would no longer have any claim against the Issuer or the applicable Subsidiary guarantor, or the right to enforce or otherwise benefit from the applicable security interest. Sufficient funds to repay the Notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from the Issuer or a Subsidiary guarantor. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes. Further, the avoidance of the Notes could result in an event of default with respect to our and our Subsidiaries’ other debt, which could result in acceleration of that debt.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the Issuer or a Subsidiary guarantor would be considered insolvent if:

•            the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets;

•            the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•            it could not pay its debts as they become due.

We cannot assure you as to what standard a court would apply in determining whether the Issuer or the Subsidiary guarantors were solvent at the relevant time or that a court would agree with our conclusions in this regard, or, regardless of the standard that a court uses, that it would not determine that the Issuer or a Subsidiary guarantor were indeed insolvent on that date; that any payments to the holders of the Notes (including under the guarantees) did not constitute preferences, fraudulent transfers or fraudulent conveyances on other grounds; or that the issuance of the Notes and the guarantees would not be subordinated to the Issuer’s or any Subsidiary guarantor’s other debt.

Although each guarantee entered into by a Subsidiary guarantor will contain a provision intended to limit that Subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer or otherwise avoidable, this provision may not be effective as a legal matter to protect those guarantees from being voided under fraudulent transfer or other applicable law, or may reduce that Subsidiary guarantor’s obligation to an amount that effectively makes its guarantee worthless.

In addition, any payment by the Issuer pursuant to the Notes or by a Subsidiary guarantor under a guarantee made at a time the Issuer or such Subsidiary guarantor were found to be insolvent could be voided and required to be returned to the Issuer or such Subsidiary guarantor or to a fund for the benefit of the Issuer’s or such Subsidiary guarantor’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outsider party more than such party would have received in a distribution under the Bankruptcy Code in a hypothetical Chapter 7 case.

Finally, as a court of equity, a bankruptcy court may subordinate the claims in respect of the Notes or guarantees to other claims against the Issuer or the Subsidiary guarantors, respectively, under the principle of equitable subordination if the court determines that: (a) the holder of Notes engaged in some type of inequitable conduct; (b) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of Notes; and (c) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly

The Notes and the borrowings under the New Credit Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on certain of our variable rate indebtedness will increase even though our aggregate amount of indebtedness remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming the New Revolving Credit Facility is fully drawn, each 1% change in assumed interest rates under the New Credit Facility would result in approximately $259,000 change in annual interest expense on indebtedness under the New Credit Facility. In addition, each 1% change in assumed interest rates under the Notes would result in approximately $126,000 change in annual interest expense on indebtedness under the Notes.  In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

The lenders under the Applicable First Priority Agreement will have the discretion to release the Subsidiary guarantors under the Applicable First Priority Agreement in a variety of circumstances, or such Subsidiary guarantors may be automatically released, which will cause those Subsidiary guarantors to be automatically released from their guarantees of the Notes

While any obligations under the Applicable First Priority Agreement remain outstanding, any guarantee of the Notes may be released without action by, or consent of, any holder of the Notes or the trustee under the indenture governing the Notes, if the related Subsidiary guarantor is no longer a guarantor of obligations under the Applicable First Priority Agreement or any other first priority obligations. The lenders under the Applicable First Priority Agreement will have the discretion to release the guarantees under the Applicable First Priority Agreement in a variety of circumstances and, in some circumstances, such Subsidiary guarantors will be automatically released. You will not have a claim as a creditor against any Subsidiary that is no longer a guarantor of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those Subsidiaries will effectively be senior to claims of holders of the Notes.

Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop, or if developed be maintained, for the Notes

The Notes are a new issue of securities for which there is no established trading market. We do not intend to have the Notes listed on a national securities exchange or included in any automated quotation system. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. A liquid trading market may not develop for the Notes. If an active market does not develop or is not maintained, the price and liquidity of the Notes may be materially and adversely affected. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market, if any, for any of the Notes may not be free from similar disruptions and any such disruptions may materially and adversely affect the prices at which you may sell your Notes. In addition, the Notes may trade at a discount from their value on the date you acquired the Notes, depending upon prevailing interest rates, the market for similar Notes, our performance and other factors.

We may be unable to repay or repurchase the Notes at maturity

At maturity, the entire outstanding principal amount of the Notes, together with accrued and unpaid interest, if any, will become due and payable. We may not have the funds to fulfill these obligations or the ability to renegotiate these obligations. If, upon the maturity date, other arrangements prohibit us from repaying the Notes, we could try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if we were not able to obtain such waivers or refinance these borrowings, we would be unable to repay the Notes.

The market price for the Notes may be volatile and may require you to hold the Notes for an indefinite period of time

Historically, the market for non-investment grade debt, such as the Notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. Any market that may develop for the Notes may be subject to similar disruptions. Any such disruptions may negatively impact the value of your Notes. In addition, subsequent to their initial issuance, the Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.  As a result, you may be required to hold the Notes for an indefinite period of time unless you are willing to sell the Notes for a loss.

We will not be subject to the Sarbanes-Oxley Act of 2002

We are not, and since we will not register the Notes under the Securities Act following the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement, we will not be, subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Sarbanes-Oxley requires public companies to have and maintain effective disclosure controls and procedures to ensure timely disclosure of material information and to have management review the effectiveness of those controls on a quarterly basis. Sarbanes-Oxley also requires public companies to have and maintain effective internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements and to have management review the effectiveness of those controls on an annual basis (and have the independent auditor for the company attest to the effectiveness of such internal controls). We are not currently required to comply, and will not be required to comply, with these requirements, and therefore we may not have comparable procedures in place as compared to U.S. public companies.

We are currently not required and will not be required following the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement to file periodic reports or other information with the SEC. Holders of the Notes will be entitled to receive reports only as described under the indenture governing the Notes.  These reports are, however, more limited than if we were subject to the reporting requirements of the Exchange Act.

Additionally, because our equity securities are not and will not be registered under the securities laws of the United States or any other jurisdiction and are not and will not be listed on any securities exchange, we are not subject to certain of the corporate governance requirements of the U.S. securities authorities or to any corporate governance requirements of any securities exchange.

Many of the restrictive covenants contained in the indenture governing the Notes will not apply during any period in which the Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and the holders of the Notes will lose the protection of these covenants during any such periods

Many of the covenants contained in the indenture governing the Notes will not apply to us during any period in which the Issuers receive ratings for the Notes, and the Notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, provided that at the time such ratings are obtained no default or event of default has occurred and is continuing. Such covenants will include restrictions on, among other things, our ability to make certain distributions, incur indebtedness and enter into certain other transactions.

We are not required under the indenture governing the Notes to obtain or maintain credit ratings for the Notes.  There can be no assurance that the Notes will ever be rated or receive an investment grade rating or that if the Notes receive an investment grade rating they will maintain these ratings or any ratings at all. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. For example, during any such suspension of these covenants, we would be able to make dividends and distributions and incur substantial additional debt in amounts that would not otherwise be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the indenture governing the Notes.

The terms and conditions of the New Credit Facility, New Company Notes Indenture and Substituted New Company Notes Indenture have not been finalized

The credit agreement relating to the New Credit Facility, the indenture governing the New Company Notes and the indenture governing the Substituted New Company Notes have not been finalized.  In addition, our entry into the New Credit Facility is subject to certain conditions, and we cannot assure you that the New Credit Facility will be completed in the manner or on the terms described herein.  Future changes in market conditions may result in less favorable terms for the New Credit Facility and any changes to the terms of the New Credit Facility may increase our interest expense and adversely affect our business.  The terms of the New Credit Facility could also change in a way that increases our indebtedness or makes it easier to incur debt in the future.

The Notes and Subsidiary guarantees will be subject to the First Lien/Second Lien Intercreditor Agreement that provides the Notes and the Subsidiary guarantees will be subordinated to the Applicable First Priority Agreement and other creditors who have a first-priority security interest in our assets, and the liens securing the Notes will be released upon the release of first-priority liens

Substantially all the assets owned by the Issuers and the Subsidiary guarantors on the issue date of the Notes or thereafter acquired, and all proceeds therefrom, will be subject to first-priority liens in favor of the lenders and other secured parties under the Applicable First Priority Agreement.  The collateral agent for the Notes will be a party to the First Lien/Second Lien Intercreditor Agreement which will provide that, at any time that any obligations that are secured by first-priority liens remain outstanding, any actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) will be at the direction of the holders of such indebtedness. Under such circumstances, the trustee and the collateral agent on behalf of the holders of Notes will not have the ability to control or direct such actions, even if the rights of the holders of Notes are materially and adversely affected. Further, in the event that the Issuer or a Subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, its obligations under the Applicable First Priority Agreement will be entitled to be paid in full from its assets pledged as security for such obligations before any payment from such assets or the proceeds thereof may be made with respect to the Notes. Holders of the Notes would then participate ratably in the remaining assets pledged as collateral, with all holders of indebtedness that are deemed to rank equally with the Notes based upon the respective amount owed to each creditor. Also, under the First Lien/Second Lien Intercreditor Agreement, the Holders of the Notes may be required to turn over certain funds they may receive in any insolvency or liquidation proceeding to the lenders under the Applicable First Priority Agreement under certain circumstances.

In addition, if the Issuers and/or any Subsidiary guarantors default under the Applicable First Priority Agreement, the lenders and other secured parties holding first-priority obligations could declare all of the funds borrowed thereunder, together with accrued and unpaid interest, immediately due and payable and foreclose on the pledged assets. However, if there were an event of default under the Notes, the holders of obligations that are secured by first-priority liens could decide not to proceed against the collateral, regardless of whether or not there is a default under such obligations that are secured by first-priority liens. In addition, upon the occurrence and during the continuance of an event of default under the New Credit Facility, the New Credit Facility and the indenture governing the Notes will provide that no cash-pay interest will be payable on the Notes and all interest thereon will be PIK Interest.

Furthermore, if the lenders and other secured parties under the Applicable First Priority Agreement foreclose and sell the pledged equity interests in any Subsidiary guarantor, then that Subsidiary guarantor will be released from its guarantee of the Notes automatically and immediately upon such sale. Similarly, any release of all first-priority liens upon any collateral approved by the holders of first-priority liens (other than in connection with the payment in full of the first-priority obligations) will also release the second-priority liens securing the Notes on substantially the same collateral, and holders of Notes will have no control over such release. By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken under the collateral documents that may be adverse to holders of the Notes.

The liens on the collateral securing the Notes will be subordinated in the manner set forth in the First Lien/Second Lien Intercreditor Agreement to all senior liens thereon governed by the First Lien/Second Lien Intercreditor Agreement (including the liens granted to the lenders under the Applicable First Priority Agreement and other creditors that may have the benefit of first-priority liens on such collateral from time to time, whether on or after the date the notes and related guarantees are issued), irrespective of the time, order or method of creation, attachment or perfection of any such junior or senior liens or any failure, defect or deficiency or alleged failure, defect or deficiency in any of the foregoing. Accordingly, the liens of the holders of the Notes on the collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by our creditors with prior liens thereon. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral as well as the ability of the collateral agent for the Notes to realize or foreclose on such collateral.

In addition, the First Lien/Second Lien Intercreditor Agreement will provide that if the holders of the Notes obtain possession of any collateral (or subject interests (as defined below)) or realize any proceeds or payment in respect of any such collateral (or subject interests) pursuant to their security documents or by the exercise of any rights available to them under applicable law or in any bankruptcy proceeding or through any other exercise of remedies, at any time prior to the associated discharge of the obligations under the Applicable First Priority Agreement and any other first-priority obligations secured, or intended to be secured, by such collateral, then such holders will be obligated to hold such collateral (or subject interests), proceeds or payment in trust for the lenders under the Applicable First Priority Agreement and the holders of any other first-priority obligations and transfer such collateral (or subject interests), proceeds or payment, as the case may be, to the representative thereof. Thus, there can be no assurances that under the First Lien/Second Lien Intercreditor Agreement the holders of the Notes would not be obligated to turn over to the lenders under the Applicable First Priority Agreement and the holders of any other first-priority obligations certain funds they may receive in respect of the collateral (or subject interests) (including funds they may receive from such collateral (or subject interests) pursuant to a plan of reorganization in a bankruptcy proceeding).

Under the First Lien/Second Lien Intercreditor Agreement, the authorized representative of the holders of the Notes may not object following the filing of a bankruptcy petition to any debtor-in-possession financing or to the use of the collateral to secure that financing that has been consented to by the lenders under the Applicable First Priority Agreement, subject to certain conditions and limited exceptions, and is also restricted in taking various other actions or objecting to certain other matters in any insolvency or liquidation proceeding of the Issuer or a Subsidiary guarantor. After such a filing, the value of such collateral could materially deteriorate, and the holders of the Notes would be unable to raise an objection.

“Subject interests” refers to our assets that are incapable of being the subject of a lien in favor of the collateral agent for the Notes or are otherwise excluded from the pledge under the security documents.

Because each Subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the Subsidiary guarantors

The guarantee by each Subsidiary guarantor will be limited to the maximum amount that each Subsidiary guarantor is permitted to guarantee under applicable law. As a result, any such Subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such Subsidiary guarantor. Further, under the circumstances discussed more fully below, a court under federal or state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the Subsidiary guarantor. See “—Federal and state statutes allow courts, under specific circumstances, to void the Notes and guarantees and the related security interests, and require holders of Notes to return payments received.”

In addition, the Subsidiary guarantors will be automatically released from their guarantees upon the occurrence of certain events, including the following:

•            the designation of a Subsidiary guarantor as an unrestricted Subsidiary;

•            the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the Notes by a Subsidiary guarantor; or

•            the sale or other disposition, including the sale of substantially all the assets, of a Subsidiary guarantor.

If the guarantee of any Subsidiary guarantor is released, no holder of the Notes will have a claim as a creditor against that Subsidiary, and the indebtedness and other liabilities, including trade payables and preferred equity interests, if any, whether secured or unsecured, of that Subsidiary will be structurally senior to the claim of any holders of the Notes.

It may be difficult to realize the value of the collateral securing the Notes

The collateral securing the Notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the collateral agent for the New Credit Facility and any other creditors that have the benefit of senior-priority liens on the collateral securing the Notes from time to time, whether on or after the date the Notes are issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could materially and adversely affect the value of the collateral securing the Notes as well as the ability of the collateral agent for the Notes to realize or foreclose on such collateral.

The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. We cannot assure you that the fair market value of the collateral as of the date of this Circular equals or exceeds the principal amount of the debt secured thereby. The value of the assets pledged as collateral for the Notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Notes. After the payment of all first lien obligations, any claim for the difference between the amount, if any, realized by holders of the Notes from the sale of the collateral securing the Notes and the obligations under the Notes and other obligations secured on a pari passu basis with the Notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables. Additionally, in the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the Notes and all other senior secured obligations, interest, fees and expenses may cease to accrue on the Notes from and after the date the bankruptcy petition is filed. See “—If we become the subject of a bankruptcy proceeding, bankruptcy laws may limit your ability to realize value from the collateral.”

The security interest of the collateral agent for the Notes will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral agent for the Notes may need to obtain the consent of a third party to obtain or enforce a security interest in a contract. We cannot assure you that the collateral agent for the Notes will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent for the Notes may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

In addition, the collateral securing the Notes will be subject to liens permitted under the terms of the indenture governing the Notes, whether arising on or after the date the Notes are issued, such as purchase money indebtedness and capital lease obligations, and assets subject to such liens will in certain circumstances by excluded from the collateral.  Such liens may be senior to or pari passu with the lien of the holders of the Notes. The existence of any permitted liens could materially and adversely affect the value of the collateral securing the Notes, as well as the ability of the collateral agent for the Notes to realize or foreclose on such collateral.

Furthermore, not all of the Issuer’s and Subsidiary guarantors’ assets secure the Notes. For example, the collateral will not include, among other things:

•            certain real property;

•            pledges and security interests in any property prohibited by applicable law, rule or regulation (including any legally effective requirement to obtain the consent of any governmental authority, except to the extent such consent has been obtained);

•            any lease, license or other agreement or contract or any property subject to a purchase money security interest, capital lease obligation or similar arrangement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or contract or purchase money, capital lease or similar arrangement or create a right of termination in favor of any other party thereto (in each case, except to the extent such prohibition is unenforceable after giving effect to applicable anti-assignment provisions of Article 9 of the Uniform Commercial Code));

•            “intent-to-use” trademark applications until an Amendment to Allege Use or Statement of Use has been filed; or

•            certain other assets.

Some of these assets may be material to us and such exclusion could have a material adverse effect on the value of the collateral.

To the extent that the claims of the holders of the Notes exceed the value of the assets securing the Notes and other liabilities, those claims will rank equally with the claims of the holders of any of our unsecured senior indebtedness. As a result, if the value of the assets pledged as security for the Notes and other liabilities is less than the value of the claims of the holders of the Notes and other secured liabilities, those claims may not be satisfied in full before the claims of our unsecured creditors are also paid in full.

Security over some of the collateral may not be in place on the issue date of the Notes or may not be perfected on such date, and any unresolved issues may impact the value of the collateral.  Rights in the collateral may be materially and adversely affected by the failure to perfect security interests in collateral now or in the future

The collateral will include substantially all of the Issuer’s and the Subsidiary guarantors’ tangible and intangible assets that secure indebtedness under the Applicable First Priority Agreement, whether now owned or acquired or arising in the future, subject to certain exceptions.  Applicable law provides that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. Certain security interests in the collateral may not be in place on the issue date of the Notes or will not be perfected on such date.  The liens in the collateral securing the Notes may not be perfected with respect to the claims of the Notes if the collateral agent for the Notes is not able to take the actions necessary to perfect any of these liens on or prior to the issue date of the Notes.  We will be required to file or cause to be filed financing statements under the Uniform Commercial Code to perfect the security interests that can be perfected by such filings.  We and the Subsidiary guarantors have limited obligations to perfect the security interest of the holders of the Notes in specified collateral other than the filing of financing statements, delivery of certain stock certificates and instruments, if permitted by the First Lien/Second Lien Intercreditor Agreement, and filings with the United States Patent and Trademark Office and the United States Copyright Office, as applicable, and the filing of mortgages, notation of liens on the certificates of title for the equipment subject to certificates of title and other perfection actions required by the security documents. We will be required to use commercially reasonable efforts to have all security interests that are required to be perfected by the security documents to be in place within a specified period of time after the issue date of the Notes. Any issues that we are not able to resolve in connection with the delivery and recordation of such security interests may negatively impact the value of the collateral. To the extent a security interest in certain collateral is not perfected on the issue date of the Notes, such security interest might be avoidable in bankruptcy as a preferential transfer or otherwise, which could impact the value of the collateral. See “—If we become the subject of a bankruptcy proceeding, bankruptcy laws may limit your ability to realize value from the collateral” below.

The indenture governing the Notes and the security documents entered into in connection with the Notes will not require us to take a number of actions that might improve the perfection or priority of the liens of the collateral agent for the benefit of the holders of the Notes. As a result of these limitations, the security interest of the collateral agent for the Notes in a portion of the collateral may not be perfected or enforceable (or may be subject to other liens) under applicable law.

The security interests of the note holders in after-acquired assets may not be perfected in a timely manner or at all

If additional domestic restricted Subsidiaries are formed or acquired and become guarantors under the indenture governing the Notes, additional financing statements would be required to be filed to perfect the security interest in the assets of such guarantors. Depending on the type of the assets constituting after-acquired collateral, additional action may be required to be taken to perfect the security interest in such assets, such as the delivery of physical collateral, if permitted by the First Lien/Second Lien Intercreditor Agreement, or the execution and recordation of mortgages or deeds of trust. Applicable law provides that certain property and rights acquired after the grant of a general security interest, such as real property, certain intellectual property and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The collateral agent for the Notes will not monitor and has no obligation to monitor, and there can be no assurance that we will inform the collateral agent for the Notes of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the collateral agent for the Notes, as applicable, against third parties. Even if the collateral agent for the Notes does take all actions necessary to create properly perfected security interests on collateral acquired in the future, any such security interests that are perfected after the date of the indenture would (as described further herein) remain at risk of being avoided under certain circumstances as a preferential transfer or otherwise in any bankruptcy even after the security interests perfected on the issue date of the Notes were no longer subject to such risk. See “— Delivery of security interests in collateral or any guarantees after the issue date of the Notes increases the risk that such security interests or guarantees could be avoidable in bankruptcy.”

The rights of holders of Notes to the collateral may be adversely affected by other issues generally associated with the realization of security interests in collateral

The security interest of the collateral agent for the Notes will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the collateral agent for the Notes may need to obtain the consent of third parties or make additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders of the Notes will not be entitled to the collateral or any recovery with respect to the collateral. The collateral agent for the Notes may not be able to obtain any such consent. Further, the consents of any third parties may not be given when required to facilitate a foreclosure on such collateral. Accordingly, the collateral agent for the Notes may not have the ability to foreclose upon those assets. These requirements may limit the number of potential bidders for certain collateral in any foreclosure or other auction and may delay any sale, either of which events may have an adverse effect on the sale price of the collateral. Therefore, the practical value of realizing on the collateral may, without the appropriate consents and filings, be limited.

There are circumstances other than repayment or discharge of the Notes under which the collateral securing the Notes and guarantees will be released automatically, without your consent or the consent of the trustee

Under various circumstances, collateral securing the Notes will be released automatically, including:

•                  a sale, transfer or other disposition of such collateral (other than to an Issuer or a Subsidiary guarantor) in a transaction not prohibited under the indenture governing the Notes;

•                  with respect to collateral held by a Subsidiary guarantor, upon the release of such Subsidiary guarantor from its guarantee;

•                  with respect to collateral held by the Issuer, upon the release or discharge of the Issuer’s obligations under the Notes pursuant to the indenture governing the Notes;

•                  in respect of any collateral securing first-priority obligations, upon the release of the security interests securing such collateral, other than in connection with a discharge of such obligations; and

•                  pursuant to the First Lien/Second Lien Intercreditor Agreement with respect to enforcement actions by the holders of the first-priority obligations.

The guarantee of a Subsidiary guarantor will be automatically released to the extent it is released in connection with a sale or other disposition of such Subsidiary guarantor in a transaction not prohibited by the indenture governing the Notes. The indenture also permits us to designate one or more of our restricted Subsidiaries that is a guarantor of the Notes as an unrestricted Subsidiary, which will result in the guarantee of such Subsidiary guarantor being automatically released. If we designate a Subsidiary guarantor as an unrestricted Subsidiary for purposes of the indenture governing the Notes, all of the liens on any collateral owned by such Subsidiary or any of its Subsidiaries and any guarantees of the Notes by such Subsidiary will be released under the indenture governing the Notes but not necessarily under the Applicable First Priority Agreement and the aggregate value of the collateral securing the Notes will be reduced. In addition, the creditors of the unrestricted Subsidiary and its Subsidiaries will have a claim on the assets of such unrestricted Subsidiary and its Subsidiaries that is senior to the claim of the holders of the Notes.

We will, in most cases, have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the Notes and the guarantees

The collateral documents for the Notes will allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the Notes and the related guarantees.

If we become the subject of a bankruptcy proceeding, bankruptcy laws may limit your ability to realize value from the collateral

The right of the collateral agent for the Notes to foreclose upon, repossess, and dispose of the collateral upon the occurrence of an event of default under the indenture governing the Notes is likely to be significantly impaired (or at a minimum delayed) by applicable bankruptcy law if a bankruptcy case were to be commenced by or against the Issuer or a Subsidiary guarantor before the collateral agent for the Notes repossessed and disposed of the collateral. Upon the commencement of a case under the Bankruptcy Code, a secured creditor such as the collateral agent for the Notes is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security previously repossessed from such debtor, without prior bankruptcy court approval, which may not be given. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use cash and other collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional or replacement security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court, it is impossible to predict:

•            whether or when payments under the Notes could be made following the commencement of a bankruptcy case by the Issuer or a Subsidiary guarantor, or the length of any delay in making such payments;

•            whether or when the collateral agent for the Notes could or would repossess or dispose of the collateral;

•            the value of the collateral at the time of the bankruptcy petition; or

•            whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court (which may not be given). Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on debt which is to be paid first out of the proceeds of the collateral, the holders of the Notes would hold a secured claim only to the extent of the value of the collateral to which the holders of the Notes are entitled and an unsecured claim with respect to any shortfall. The Bankruptcy Code only permits the payment and accrual of post-petition interest, costs, expenses and attorneys’ fees or “adequate protection” to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

Also, the First Lien/Second Lien Intercreditor Agreement will provide that, in the event of a bankruptcy by the Issuer or a Subsidiary guarantor, the holders of the Notes will be subject to certain restrictions with respect to their ability to object to a number of important matters or to take other actions following the filing of a bankruptcy petition with respect to the collateral prior to the discharge of the obligations under the Applicable First Priority Agreement. In particular, the First Lien/Second Lien Intercreditor Agreement will impose certain limitations on the holders of the Notes with respect to their rights to seek adequate protection with respect to the liens on the collateral, to object to proposed debtor-in-possession financing or the use of cash collateral that has been consented to by the lenders under the Applicable First Priority Agreement, or to raise certain objections to any sale of the collateral that has been consented to by the lenders under the Applicable First Priority Agreement.

Delivery of security interests in collateral or any guarantees after the issue date of the Notes increases the risk that such security interests or guarantees could be avoidable in bankruptcy

Certain collateral, including real property and after-acquired property, will be secured after the issue date of the Notes, and certain guarantees may be granted after the issue date of the Notes. If the grantor of such security interest or such Subsidiary guarantor were to become subject to a bankruptcy case after the issue date of the Notes, any security interest in collateral, or any guarantees delivered after the issue date of the Notes would face a greater risk than security interests or guarantees in place on the issue date of the Notes of being avoided by the pledgor or guarantor (as debtor in possession) or by its trustee in bankruptcy or potentially by other creditors as a preference under bankruptcy law if certain events or circumstances exist or occur.

Specifically, security interests or guarantees issued after the issue date of the Notes may be treated under bankruptcy law as if they were delivered to secure or guarantee previously existing indebtedness. Any future pledge of collateral or future issuance of a guarantee in favor of the holders of the Notes, including pursuant to security documents or guarantees delivered in connection therewith after the date the Notes are issued, may be avoidable as a preference if, among other circumstances, (i) the pledgor or guarantor is insolvent at the time of the pledge or the issuance of the guarantee, (ii) the pledge or the issuance of the guarantee permits the holders of the Notes to receive a greater recovery in a hypothetical Chapter 7 case than if the pledge or guarantee had not been given, and (iii) a bankruptcy case in respect of the pledgor or guarantor is commenced within 90 days following the pledge or the perfection thereof or the issuance of the guarantee (as applicable), or, in certain circumstances, a longer period. Accordingly, if we or any guarantor were to file for bankruptcy protection after the issue date of the Notes and (1) any liens granted after the issue date of the Notes had been perfected, or (2) any guarantees issued after the issue date of the Notes had been issued, less than 90 days before commencement of such bankruptcy case, such liens or guarantees are more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date of the Notes. To the extent that the grant of any such security interest and/or guarantee is avoided as a preference or otherwise, you would lose the benefit of the security interest and/or guarantee (as applicable).

In the event of a bankruptcy of the Issuer or any of the Subsidiary guarantors, holders of the Notes may be deemed to have an unsecured claim to the extent that the Issuer’s obligations in respect of the Notes exceed the fair market value of the collateral and the related guarantees

In any bankruptcy proceeding with respect to the Issuer or any of the Subsidiary guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the Notes on the date of the bankruptcy filing was less than the then-current principal amount of the Notes (including after taking into account any obligations under the Credit Facility with respect to the collateral). Upon a finding by the bankruptcy court that the Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the Notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. In such event, the secured claims of the holders of the Notes would be limited to the value of the collateral.

The consequences of a finding of under-collateralization would include, among other things, a lack of entitlement on the part of the holders of the Notes to receive post-petition interest, fees, and expenses and a lack of entitlement on the part of the unsecured portion of the Notes to receive “adequate protection” under federal bankruptcy laws, as discussed above. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the Notes.

The collateral is subject to casualty risks, which may limit your ability to recover as a secured creditor if there are losses to the collateral, and which may have an adverse impact on our operations and results

We maintain insurance or otherwise insure against certain hazards in a manner appropriate and customary for our business. There are, however, losses that may not be insured, either because they are uninsurable or not economically insurable. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the Notes, the Applicable First Priority Agreement and related guarantees. In the event of a total or partial loss affecting any of our assets, certain items may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to obtain replacement units or inventory may cause significant delays, which may have an adverse impact on our operations and results. In addition, certain zoning or other laws and regulations may prevent rebuilding substantially the same facilities in the event of a loss, which may have an adverse impact on our operations and results. Such adverse impacts may not be covered, or fully covered, by property or business interruption insurance.

You will be required to pay U.S. federal income tax on the notes even if we do not pay interest in cash

For U.S. federal income tax purposes, the Notes will be issued with original issue discount for U.S. federal income tax purposes. U.S. Holders of the Notes will be required to include the amounts representing the original issue discount in gross income on a constant yield basis in advance of receipt of the cash payments to which such income is attributable, regardless of their regular method of accounting. See “Part I — The Arrangement — Certain United States Federal Income Tax Considerations.”

APPENDIX I

ARBITER VOTING AND SUBSCRIPTION AGREEMENT

VOTING SUPPORT AND SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of April 12, 2017

AMONG:

ARBITER PARTNERS QP LP, a limited liability company existing under the laws of Delaware,

ISAAC BROTHERS, LLC, a limited liability company existing under the laws of Delaware,

NANA ASSOCIATES LLC, a limited liability company existing under the laws of Delaware,

75 PROSPECT PARTNERS LLC, a limited liability company existing under the laws of Delaware,

MARJORIE S. ISAAC REVOCABLE TRUST UNDER AGREEMENT DATED JANUARY 26, 2012, AS AMENDED,

PAUL J. ISAAC,

SAMUEL F. ISAAC,

JOHANNA H. ISAAC, and

ABIGAIL E. ISAAC (collectively, the “Securityholder”)

- and -

MOOD MEDIA CORPORATION, a corporation existing under the laws of Canada (the “Company”)

- and -

AP MIXTAPE HOLDINGS, L.P., a limited partnership existing under the laws of Delaware (“Apollo Sponsor”)

- and -

FS INVESTMENT CORPORATION, a corporation existing under the laws of Maryland,

FS INVESTMENT CORPORATION II, a corporation existing under the laws of Maryland,

COBBS CREEK LLC, a limited liability company existing under the laws of Delaware,

JUNIATA RIVER LLC, a limited liability company existing under the laws of Delaware, RACE STREET FUNDING LLC, a limited liability company existing under the laws of Delaware

- and —

BLACKSTONE / GSO STRATEGIC CREDIT FUND, a statutory trust existing under the laws of Delaware

(collectively, “GSO Sponsors”, and, together with Mood and Apollo Sponsor, the “Transaction Parties”)

RECITALS:

WHEREAS, in connection with an arrangement agreement dated the date hereof (the “Arrangement Agreement”), the Company, Apollo Sponsor and GSO Sponsors are proposing a statutory plan of arrangement (the “Arrangement”) under the provisions of the Canada Business Corporations Act pursuant to which, among other things: (i) all of the issued and outstanding common shares (the “Common Shares”) of the Company will be acquired, redeemed and cancelled by the Company for C$0.17 in cash per share; (ii) all of the 9.25% senior unsecured notes due 2020 (the “Company Notes” and, together with the Common Shares, the “Securities”) of the Company will be exchanged for consideration consisting of (a) if the holder of a Company Note is a Participating Noteholder (as defined in the Plan of Arrangement), (1) US$500 principal amount of newly-issued second lien notes issued by the Company, and (2) 175 new common shares of the Company, per US$1,000 aggregate principal amount of Company Notes, or (b) if the holder of a Company Note is not a Participating Noteholder (as defined in the Plan of Arrangement), (1) $500 principal amount of newly-issued second lien notes issued by the Company and (2) 150 new common shares of the Company, per $1,000 principal amount of Company Notes, subject to the terms and conditions set forth in the Arrangement Agreement; and (iii) all holders of Company Notes that are Participating Noteholders (as defined in the Plan of Arrangement) will effectively receive 1,250 new common shares of the Company per US$1,000 of new equity capital contributed, which will be comprised of 568 new common shares of the Company delivered as consideration for their new equity contribution and 682 new common shares of the Company delivered as additional consideration under the Arrangement for their Company Notes.

WHEREAS, the Securityholder has the legal authority to exercise control and direction over and dispose of or is the beneficial owner, directly or indirectly, of the Subject Securities as set forth in Schedule A hereto;

WHEREAS, subject to the terms and upon the conditions set forth herein, (a) contemporaneously with the completion of the Arrangement, the Securityholder wishes to subscribe for 4,627,352 New Common Shares (the “Subscription Shares”) and (b) immediately following the Continuance and Domestication, the Company intends to issue to the Securityholder, 1,028,300 shares of common stock, par value $0.01, of the Company in consideration for the agreement by the Securityholder to subscribe for the Subscription Shares; and

WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1                        Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

“affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person;

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof among the Company, Apollo Sponsor and GSO Sponsors, a copy of which has been provided to the Securityholder;

“control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;

“Notice” has the meaning ascribed thereto in Section 5.8;

“Parties” means the Securityholder, the Company, Apollo Sponsor, and GSO Sponsors and “Party” means any one of them.

“Subject Securities” means: (i) the Common Shares listed on Schedule A and any Common Shares acquired directly or indirectly by the Securityholder or any of its affiliates subsequent to the date hereof; and (ii) the Company Notes listed on Schedule A and any Company Notes acquired directly or indirectly by the Securityholder or any of its affiliates subsequent to the date hereof, and includes all securities into or for which such Subject Securities may be converted, exchanged or otherwise changed into and any

Common Shares in respect of which voting is or may become subsequent to the date hereof, directly or indirectly, controlled or directed, by the Securityholder or any of its affiliates; and

“Subscription” means the Securityholder’s subscription for the Subscription Shares pursuant to Section 4.1.

“Subscription Closing” means the completion of the Subscription.

1.2                        Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3                        Currency

All references to “C$” are references to Canadian dollars and all references to “US$” are references to United States dollars.

1.4                        Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5                        Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m., local time, in Toronto, Ontario, Canada on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. local time, in Toronto, Ontario, Canada on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6                        Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.7                        Incorporation of Schedules

Schedule A hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1                        Representations and Warranties of the Securityholder

The Securityholder represents and warrants to the Transaction Parties (and acknowledges that the Transaction Parties are relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)                                 The Securityholder, if not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its incorporation.

(b)                                 The Securityholder has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding agreement of the Securityholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)                                  The Securityholder exercises control or direction over, and at the Effective Time and at all times between the date hereof and the Effective Time, the Securityholder will control or direct, all of the Subject Securities set forth opposite its name in Schedule A. Other than the Subject Securities, neither the Securityholder nor any of its affiliates, beneficially owns, or exercises control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)                                 The Securityholder is, and immediately prior to the completion of the Arrangement will be, the sole beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of all Liens.

(e)                                  The Securityholder has, and immediately prior to the completion of the Arrangement the Securityholder will continue to have, the sole right to sell and vote or direct the sale and voting (as applicable) of the Subject Securities set forth opposite its name in Schedule A.

(f)                                   No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto.

(g)                                  No consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Securityholder, any affiliate of the Securityholder or any beneficial owner of the Subject Securities in connection with the execution and delivery of this Agreement by the Securityholder and the performance by the Securityholder of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

(h)                                 There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Securityholder, threatened against or affecting the Securityholder, any affiliate of the Securityholder, the beneficial or registered owner of any of the Subject Securities or any of their properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Securityholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

(i)                                     None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except pursuant to this Agreement.

(j)                                    None of the execution and delivery by the Securityholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Securityholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating document of the Securityholder, any affiliate of the Securityholder or any beneficial owner of the Subject Securities; (ii) any contract to which the Securityholder, any affiliate of the Securityholder or any beneficial owner of the Subject Securities is a party or by which the Securityholder, any affiliate of the Securityholder or any beneficial owner of the Subject Securities is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any Law.

(k)                                 The Subscription Shares and the Commitment Consideration Shares (as defined below) will be acquired by the Securityholder for investment only for the Securityholder’s own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof in violation of applicable U.S. federal or state or foreign securities laws. The Securityholder has no current intention of selling, granting participation in or otherwise distributing the Subscription Shares or the Commitment Consideration Shares in violation of applicable U.S. federal or state or foreign securities laws.

(l)                                     The Securityholder understands and acknowledges that the Subscription Shares and the Commitment Consideration Shares are being offered in a transaction not involving a public offering within the meaning of the Securities Act of 1933 (the “Securities Act”), the offer and sale of the Subscription Shares and the Commitment Consideration Shares has not been registered or otherwise qualified for sale under the Securities Act or any applicable U.S. state or Canadian securities laws, and that the Subscription Shares will be issued in reliance on an exemption from registration and the prospectus requirements of Canadian securities laws.

(m)                             The Securityholder understands and acknowledges that if in the future it decides to resell, pledge or otherwise transfer any Subscription Shares and/or Commitment Consideration Shares that it purchases or otherwise acquires, those Subscription Shares and/or Commitment Consideration Shares, absent an effective registration statement under the Securities Act, may be resold, pledged or transferred only pursuant to an applicable exemption from registration under the Securities Act in accordance with any applicable securities laws of the states and other jurisdictions of the United States, as set forth in the legend to be included on the Subscription Shares and the Commitment Consideration Shares, as applicable.

(n)                                 The Securityholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Securityholder’s investment. The Securityholder is a sophisticated investor, has relied upon independent investigations made by the Securityholder and the Securityholder’s representatives, including the Securityholder’s professional, tax and other advisors, and is making an independent decision to invest in the Subscription Shares and the Commitment Consideration Shares. The Securityholder has been furnished with such documents, materials and information that the Securityholder deems necessary or appropriate for evaluating an investment in the Company. The Securityholder acknowledges that none of the Transaction Parties has given any assurances with respect to the tax consequences of the acquisition, ownership and disposition of the Subscription Shares and the Commitment Consideration Shares.

(o)                                 The Securityholder has had, prior to its purchase of the Subscription Shares and the Commitment Consideration Shares, the opportunity to ask questions of, and receive answers from, the Transaction Parties concerning the terms and conditions of the transactions contemplated hereby and the Securityholder’s investment in the Subscription Shares and the Commitment Consideration Shares and to obtain such additional documents and additional information necessary to evaluate the merits and risks of an investment in the Subscription Shares and the Commitment Consideration Shares and verify the accuracy of any information furnished to the Securityholder.

(p)                                 The Securityholder is able to bear the economic risk of its investment in the Subscription Shares and the Commitment Consideration Shares for an indefinite period of time and understands that there are substantial restrictions on the transferability of the Subscription Shares and the Commitment Consideration Shares and that on the date of the Subscription Closing and for an indefinite period thereafter there will be no public market for the Subscription Shares. In addition, the Securityholder understands that there will be substantial restrictions on the transferability of the Subscription Shares and that a restrictive legend or legends will be placed on the certificates representing the Subscription Shares and the Commitment Consideration Shares.

(q)                                 The Securityholder is (i) an “accredited investor” as such term is defined in Rule 501 of the Securities Act, and (ii) an “accredited investor” as such term is defined in Section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions. The information provided by the Securityholder herein and in Exhibit A is complete and accurate as of the date hereof and will be reaffirmed of the date of the Subscription Closing, and may be relied upon by the Company and its affiliates and professional advisers.

(r)                                    The Securityholder will acquire the Subscription Shares and the Commitment Consideration Shares, for investment purposes only and not to distribute or resell such Subscription Shares and/or Commitment Consideration Shares in whole or in part.

(s)                                   The Securityholder is not entering into this Agreement as a result of or subsequent to (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(t)                                    The Securityholder, on behalf of itself and any direct or indirect owner of its interests, represents that as of the date hereof, neither it nor any of its beneficial owners is subject to a “Bad Actor” disqualification event  described in Rule 506(d)(1)(i) - (viii) of the Securities Act, whether prior to, on or after September 23, 2013.

(u)                                 The Securityholder is in compliance with all applicable anti-money laundering laws, rules, regulations and policies.

2.2                          Representations and Warranties of the Transaction Parties

Each of the Transaction Parties severally, and not jointly or jointly and severally, represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on these representations and warranties in completing the transactions contemplated hereby) the matters set out below:

(a)                                 Such Transaction Party is duly formed and validly existing under the laws of its jurisdiction of organization and has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Transaction Party and constitutes a legal, valid and binding agreement of such Transaction Party enforceable against such Transaction Party in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)                                 None of the execution and delivery by such Transaction Party of this Agreement or the compliance by such Transaction Party with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of such Transaction Party; (ii) any contract to which such Transaction Party is a party or by which such Transaction Party is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any Law.

(c)                                  No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by such Transaction Party in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by such Transaction Party of the Arrangement, other than those which are contemplated by the Arrangement Agreement.

2.3                          Additional Representations and Warranties of Mood

In addition to the representations and warranties set out in Section 2.2, the Company represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that, upon completion of the Subscription, all of the Subscription Shares and Commitment Consideration Shares will be duly authorized for issuance, validly issued, fully paid and non-assessable.

ARTICLE 3

COVENANTS

3.1                         Covenants of the Securityholder

(a)                                 The Securityholder hereby covenants with the Transaction Parties that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Securityholder will not, and the Securityholder will ensure that no beneficial owner of the Subject Securities will:

(i)        without having first obtained the prior written consent of the Apollo Sponsor and the GSO Sponsors, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than pursuant to the Arrangement;

(ii)       other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities; or

(iii)      requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(b)                                 The Securityholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Securities listed opposite its name on Schedule A hereto:

(i)                           at any meeting of any of the securityholders of the Company at which the Securityholder or any beneficial owner of Subject Securities is entitled to vote, including the Company Meetings; and

(ii)                        in any action by written consent of the securityholders of the Company,

in favour of the approval, consent, ratification and adoption of the Arrangement Resolutions and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement) including in favour of all matters recommended by management of the Company which are necessary to implement the Arrangement. In connection with the foregoing, subject to this Section 3.1(b), the Securityholder hereby agrees to deposit and to cause any beneficial owners of Subject Securities to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities as soon as practicable following the mailing of the Company Circular and in any event at least 10 calendar days prior to the Company Meetings and as far in advance as practicable of every adjournment or postponement thereof, voting all the Subject Securities in favour of the Arrangement Resolutions and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement) including in favour of all matters recommended by management of the Company which are necessary to implement the Arrangement. The Securityholder hereby agrees that it will not take, or permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Securityholder might have unless this Agreement has at such time been previously terminated in accordance with Section 5.1. The Securityholder will provide copies of each such proxy or voting instruction form referred to above to the Company at the address below concurrently with its delivery as provided for above.

(c)                                  The Securityholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and the Securityholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

(d)                                 The Securityholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Securities against any proposed action: (i) in respect of any Acquisition Proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving the Company or any Subsidiary of the Company, other than the Arrangement; (ii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of the Company or any of its Subsidiaries or their respective corporate structures or capitalization; or (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Company under the Arrangement Agreement if such breach requires securityholder approval.

(e)                                  Until the Expiry Time, the Securityholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)                           solicit proxies or become a participant in a solicitation in opposition to or competition with the Transaction Parties in connection with the Arrangement;

(ii)                        assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Transaction Parties in connection with the Arrangement;

(iii)                     act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Transaction Parties in connection with the Arrangement; or

(iv)                    cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(f)                                   The Securityholder will not, and the Securityholder will ensure that no beneficial owner of Subject Securities will, (i) exercise any dissent rights in respect of the Arrangement; or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement.

(g)                                  At the request of the Company, the Securityholder will, and will cause its applicable affiliates to, use all commercially reasonable efforts in its capacity, and their capacities, as a Securityholder to assist the Company to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement.

(h)                                 The Securityholder hereby consents to:

(i)                           details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company in connection with the transactions contemplated by this Agreement and the Arrangement Agreement provided, that the Securityholder and its legal counsel shall be given a reasonable opportunity to review and comment on the drafts of such documents and shall give reasonable consideration to any comments made by the Securityholder; and

(ii)                        if required by Law, this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Securities Authorities.

(i)                                     Except as required by Law or applicable stock exchange requirements, the Securityholder will not, and will ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Company.

ARTICLE 4

SUBSCRIPTION

4.1                                                                       Subscription for Subscription Shares

Subject to Section 4.3, the Securityholder hereby subscribes for and agrees to purchase the Subscription Shares for an aggregate purchase price of C$5,460,968.48 (the “Aggregate Purchase Price”), and the Company hereby accepts such subscription and agrees to issue the Subscription Shares to the Securityholder, which subscription shall be settled in the manner set forth in Section 4.3.

4.2                                                                       Commitment Consideration

Subject to Section 4.3, the Company and the Securityholder hereby acknowledge and agree that, as consideration for the agreement by the Securityholder to subscribe for the Subscription Shares as contemplated by Section 4.1, immediately following the Continuance and Domestication, the Company shall issue to the Securityholder, 1,028,300 shares of common stock, par value $0.01, of the Company (“Commitment Consideration Shares”).

The Company covenants and agrees that (i) the Commitment Consideration Shares shall be owing as of the Subscription Closing and shall be satisfied immediately following the Continuance and Domestication; (ii) that the Commitment Consideration Shares shall not be refundable under any circumstance; and (iii) that the Commitment Consideration Shares shall be issued without setoff or recoupment and shall not be subject to defense or offset on account of any claim, defense or counterclaim. For the avoidance of doubt, if the Subscription Closing does not occur for any reason, the Company shall not be liable for, and shall have no obligation in respect of, the Commitment Consideration Shares, which shall only be issued upon, and subject to, the Subscription Closing.

4.3                                                                               Completion of Subscription

(a)                                 The Securityholder’s obligation to complete the purchase the Subscription Shares, and the Company’s obligation to issue the Subscription Shares and the Commitment Consideration Shares to the Securityholder, is conditional upon the completion of the Arrangement.

(b)                                 On the Effective Date:

(i)                           the Aggregate Purchase Price payable by the Securityholder shall be satisfied by way of offset against, on a dollar for dollar basis, the Share Cash-Out Consideration (as defined in the Plan of Arrangement) otherwise payable by the Company to the Securityholder pursuant to Section 3.3(9) of the Plan of Arrangement; and

(ii)                        the Company will deliver to the Securityholder one or more certificates registered in the Securityholder’s name representing the Subscription Shares and the Commitment Consideration Shares.

4.4                                                                            Information Rights

(a)                                 On or prior to the Subscription Closing, the Company and the Securityholder shall use their reasonable efforts to negotiate and enter into an agreement pursuant to which the Company agrees, prior to a qualifying initial public offering, to provide or make available to the Securityholder:

(i)                           the most recent audited consolidated financial statements and financial information (including an income statement, balance sheet and statement of cash flows) of the Company; and

(ii)                        the most recent quarterly unaudited consolidated financial statements and financial information (including an income statement, balance sheet and statement of cash flows) of the Company;

provided, that the information and reports set forth in the immediately foregoing clauses (i) and (ii) (the “Information”) shall only be provided to the Securityholder if (1) the Information is then being provided or made available to at least one other stockholder of the Company (other than any affiliate of the Securityholder), (2) the Securityholder then owns at least 1% of the New Common Shares outstanding as of immediately following the Subscription Closing and (3) the Securityholder enters into a customary confidentiality agreement or similar agreement or commitment.

(b)                                 In the event the Company and the Securityholder are unable to negotiate and enter into an agreement containing the rights set forth in Section 4.4(a) on or prior to the Subscription Closing, Section 4.4(a) shall be deemed as and from the Subscription Closing to be amended so that the words preceding “the company agrees” in such Section 4.4(a) are deleted.

ARTICLE 5

GENERAL

5.1                                                                        Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)                                 the mutual agreement in writing of the Parties;

(b)                                 written notice by the Securityholder to the Transaction Parties if:

(i)                           subject to Section 5.3, any representation or warranty of any Transaction Party under this Agreement is untrue or incorrect in any material respect;

(ii)                        without the prior written consent of the Securityholder, there is any decrease or change in the form or amount of, if the Securityholder holds Common Shares, the Share Cash-Out Consideration, or, if the Securityholder holds Company Notes, the Note Consideration set out in the Arrangement Agreement; or

(iii)                     subject to Section 5.3, any Transaction Party has not complied in any material respect with any of its covenants or obligations contained herein including the Company’s obligation to issue the Subscription Shares and the Commitment Consideration Shares;

provided that at the time of such termination, the Securityholder is not in material default in the performance of its obligations under this Agreement;

(c)                                  written notice by the Company to the Securityholder if:

(i)                                     subject to Section 5.3, any representation or warranty of the Securityholder under this Agreement is untrue or incorrect in any material respect; or

(ii)                                  the Securityholder has not complied in any material respect with their covenants contained herein;

provided that at the time of such termination, the Company is not in material default in the performance of its obligations under this Agreement;

(d)                                 the completion of the Arrangement;

(e)                                  the termination of the Arrangement Agreement in accordance with its terms; and

(f)                                   the Outside Date.

5.2                                                                               Time of the Essence

Time is of the essence in this Agreement.

5.3                                                                               Notice and Cure Provisions

(a)                                 Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the termination of this Agreement of any event or state of facts which occurrence or failure would, or would be likely to give rise to a right of termination by another Party pursuant to Sections 5.1(b) or 5.1(c). Notification provided under this Section 5.3 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto).

(b)                                 The Securityholder may not exercise its right to terminate this Agreement pursuant to Sections 5.1(b)(i) or 5.1(b)(iii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 5.1(c) unless the Party seeking to terminate the Agreement delivers a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. Provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (a) two Business Days prior to the Company Meetings; and (b) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date.

5.4                                                                            Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 5.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 5.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

5.5                                                                               Equitable Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

5.6                                                                               Waiver; Amendment

Each Party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

5.7                                                                               Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

5.8                                                                               Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email (where the sender receives an email from the recipient acknowledging receipt, provided a “read receipt” does not constitute acknowledgment of an email) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	to the Company at:

Mood Media Corporation
1703 W. 5th St., Suite 600
Austin, Texas, USA
78703
	Attention:	Steve Richards, President and Chief Executive Officer
	Email:	steve.richards@moodmedia.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, Canada
M5L 1B9

	Attention:	Jeffrey M. Singer / J.R. Laffin
	Email:	jsinger@stikeman.com / jrlaffin@stikeman.com

(b)	if to Apollo Sponsor:

Apollo Mixtape Holdings, L.P.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019
Attention: David Sambur / John Suydam
Email: sambur@apollolp.com /jsuydam@apollolp.com

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario, Canada
M5H 2S7
	Attention:	Michael Partridge / Brendan O’Neill
	Email:	mpartridge@goodmans.ca / boneill@goodmans.ca

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York, United States
10019-6064
	Attention:	Ross A. Fieldston / Jeffrey D. Saferstein
	Email:	rfieldston@paulweiss.com / jsaferstein@paulweiss.com

(c)	if to GSO Sponsors:

AP Mixtape Holdings, L.P.
c/o Apollo Global Management, LLC
9 West 57th Street
43rd Floor
New York, NY 10019
Attention: David Sambur / John Suydam
Email: sambur@apollolp.com /jsuydam@apollolp.com

and

FS Investment Corporation
FS Investment Corporation II
Cobbs Creek LLC
Juniata River LLC
Race Street Funding LLC
Blackstone / GSO Strategic Credit Fund

c/o GSO / Blackstone Debt Funds Management LLC
345 Park Avenue, 31st Floor
New York, NY 10154
	Attention:	Eric Nadan
	Email:	eric.nadan@gsocap.com / gsovaluationsgroup@gsocap.com

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario, Canada
M5H 2S7
	Attention:	Michael Partridge / Brendan O’Neill
	Email:	mpartridge@goodmans.ca / boneill@goodmans.ca

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York, United States
10019-6064
	Attention:	Ross A. Fieldston / Jeffrey D. Saferstein
	Email:	rfieldston@paulweiss.com / jsaferstein@paulweiss.com

and

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
Bank of America Tower
New York, NY 10036-6745
	Attention:	Iain Wood
	Email:	iwood@akingump.com

(d)	if to the Securityholder, at the address set forth in Schedule A.

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

5.9                                                                               Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.10                                                                        Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties.

5.11                                                                        Expenses

Upon the earlier of (a) the Subscription Closing and (b) the termination of this Agreement, the Company shall pay the reasonable documented out of pocket expenses of the Securityholder incurred in connection with the negotiation, preparation and execution of this Agreement up to a maximum of $25,000 (the “Maximum Expense Reimbursement Amount”). Except for the Company’s obligation to reimburse the Securityholder up to the Maximum Expense Reimbursement Amount upon the earlier of (a) the Subscription Closing and (b) the termination of this Agreement, each Party will pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement, provided that each Party (the “breaching party”) shall pay the fees and disbursements of legal counsel to another Party (the “non-breaching party”) to the extent related to any Proceedings brought or legal advice sought by a non- breaching party to enforce this Agreement as a result of a breach of any provision of this Agreement by the breaching party.

5.12                                                                        Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.13                                                                        Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

5.14                                                                        Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The remainder of this page has been intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement.

MOOD MEDIA CORPORATION

By:	(signed) “Michael F. Zendan II”
	Name:	Michael F. Zendan II
	Title:	Authorized Signing Officer

[Remainder of page intentionally left blank; additional signature pages follow]

IN WITNESS OF WHICH the Parties have executed this Agreement.

AP MIXTAPE HOLDINGS, L.P.

By:	AP Mixtape Holdings GP, LLC
its general partner

By:	(signed) “Laurie D. Medley”
	Name:	Laurie D. Medley
	Title:	Vice President

[Remainder of page intentionally left blank; additional signature page follows]

IN WITNESS OF WHICH the Parties have executed this Agreement.

FS INVESTMENT CORPORATION
FS INVESTMENT CORPORATION II

By:	GSO / Blackstone Debt Funds Management LLC, as sub-adviser

COBBS CREEK LLC
JUNIATA RIVER LLC

By:	FS Investment Corporation II
as sole member

By:	GSO / Blackstone Debt Funds Management LLC, as sub-adviser

RACE STREET FUNDING LLC

By:	FS Investment Corporation as sole member

By:	GSO / Blackstone Debt Funds Management LLC, as sub-adviser

BLACKSTONE / GSO STRATEGIC CREDIT FUND

By:	GSO / Blackstone Debt Funds Management LLC, as sub-adviser

By:	(signed) “Marisa Beeney”
	Name:	Marisa Beeney
	Title:	Authorized Signatory

SECURITYHOLDER:	Accepted and agreed to with effect from the 12th day of April, 2017.

ARBITER PARTNERS QP LP

	By:	Arbiter Partners Capital Management, LLC,
its Manager

	By:	(signed) “Ross Levin”
	Name:	Ross Levin
	Title:	Director of Research

ISAAC BROTHERS, LLC

	By:	(signed) “Paul J. Issac”
	Name:	Paul J. Isaac
	Title:	Manager

NANA ASSOCIATES LLC

	By:	(signed) “Paul J. Issac”
	Name:	Paul J. Isaac
	Title:	Manager

75 PROSPECT PARTNERS LLC

	By:	(signed) “Paul J. Issac”
	Name:	Paul J. Isaac
	Title:	Manager

MARJORIE S. ISAAC REVOCABLE TRUST UNDER AGREEMENT DATED JANUARY 26, 2012, AS AMENDED

(signed) “Paul J. Issac”
	By:	Paul J. Isaac, trustee

[Remainder of page intentionally left blank; additional signature page follows]

PAUL J. ISAAC

(signed) “Paul J. Issac”

SAMUEL F. ISAAC

(signed) “Paul J. Issac”
By:	Paul J. Isaac, attorney in fact

JOHANNA H. ISAAC

(signed) “Paul J. Issac”
By:	Paul J. Isaac, attorney in fact

ABIGAIL E. ISAAC

(signed) “Paul J. Issac”
By:	Paul J. Isaac, attorney in fact

[Remainder of page intentionally left blank; additional signature page follows]

SCHEDULE A

Name of Securityholder	Number of Common Shares	Principal Amount of Company Notes
[REDACTED — investor confidential information]	[REDACTED — investor confidential information](1)	[REDACTED — investor confidential information](1)

Address for Notice:

Name:
Arbiter Partners Capital Management LLC

Address:
[REDACTED — personal contact information]

(1)                 The beneficial owners of the Subject Securities listed in Schedule A own an aggregate of 32,123,344 Common Shares and 0 Company Notes.

I-A-26

Exhibit A

THIS FORM MUST BE COMPLETED BY THE SECURITYHOLDER

1.                                      The Securityholder is an entity—i.e., a corporation, partnership, limited liability company or other entity (other than a trust)—and:

a.                                      The Securityholder is a corporation, partnership, limited liability company, a Massachusetts or similar business trust, or an organization described in Section 501(c)(3) of the Code, in each case not formed for the specific purpose of acquiring the interests and with total assets in excess of $5,000,000;              initials

b.                                      The Securityholder is one of the following institutional investors as described in Rule 501(a) adopted by the SEC under the Securities Act:

•                 A “bank” (as defined in Section 3(a)(2) of the Securities Act) or a “savings and loan association” (as defined in Section 3(a)(5)(A) of the Securities Act), whether acting in its individual or fiduciary capacity;                 initials

•                 A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);               initials

•                 An “insurance company” (as defined in Section 2(13) of the Securities Act);               initials

•                 An investment company registered under the Investment Company Act or a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act);              initials

•                 A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;                initials

•                 A “private business development company” (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended);         initials

•                 An employee benefit plan within the meaning of Title I of ERISA, and (a) the investment decision to purchase the interests was made by a “plan fiduciary” (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or registered investment adviser, or (b) such plan has total assets in excess of $5,000,000, or (c) such plan is a self-directed plan with investment decisions made solely by persons, each of whom individually satisfies the net worth or income standards for individuals set forth in Question 3 below. NOTE: To the extent that reliance is placed on clause (c), each person referred to in clause (c) must complete a copy of Exhibit B, initialing next to each response, and submit such copy to the Company. If necessary, please request additional copies of this questionnaire from the Company;           initials

I-A-27

•                  A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees with total assets in excess of $5,000,000;     initials

c.                                       Each shareholder, partner, member or other equity owner of the Securityholder, as the case may be, satisfies the net worth or income standards for individuals set forth in clauses (a), (b) or (c) of Question 3 below or the standards for entities set forth in clauses (a) or (b) of this Question 1. NOTE: If the Securityholder initials this box 2c, each equity owner of the Securityholder’s securities must complete a copy of Exhibit B, initialing next to each response, and submit such copy to the Company. If necessary, please request additional copies of the questionnaire from the Company;                 initials

2.                                      The Securityholder is a trust and the trust has total assets in excess of $5,000,000 and was not formed for the specific purpose of acquiring the interest, and the purchase of the interest is being directed by a person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the purchase of the interest;              initials

3.                                      The Securityholder is an individual and:

a.                                      Had an individual annual income(2) in each of the two most recent years in excess of $200,000, and reasonably expects to have an individual annual income in the current year in excess of $200,000;           initials

b.                                      Had, together with the Securityholder’s spouse, joint annual income in excess of $300,000 in each of the two most recent years, and reasonably expects their joint annual income in the current year to exceed $300,000;            initials

c.                                       Has an individual net worth or joint net worth with the Securityholder’s spouse in excess of $1,000,000 (for this purpose, excluding the value of the primary residence of the Securityholder or the Securityholder’s spouse);(3)           initials

(2)                 For purposes of this questionnaire, a person’s income is the amount of such person’s individual adjusted gross income (as reported on a federal income tax return) increased by:

a.                      any deduction for depletion of natural resources (Section 611 and others of the Code);

b.                      any municipal bond interest (Section 103 of the Code); and

c.                       any losses or deductions allocated to such person as a limited partner in a partnership.

(3)                 The related amount of indebtedness secured by the primary residence up to its fair market value is also excluded from the calculation of individual net worth or joint net worth. Indebtedness secured by the primary residence in excess of its fair market value should be considered a liability and deducted from the Securityholder’s individual net worth or joint net worth.

I-A-28

Exhibit B

THIS FORM MUST BE COMPLETED BY EACH PERSON SPECIFIED IN QUESTION 1.B OR 1.C of EXHIBIT A, AS APPLICABLE

1.	Date:

2.	Name:

3.	The person named above is an individual and:

a.                                      Had an individual annual income(4) in each of the two most recent years in excess of $200,000, and reasonably expects to have an individual annual income in the current year in excess of $200,000;            initials

b.                                      Had, together with the his/her spouse, joint annual income in excess of $300,000 in each of the two most recent years, and reasonably expects their joint annual income in the current year to exceed $300,000;           initials

c.                                       Has an individual net worth or joint net worth with the his/her spouse in excess of $1,000,000 (for this purpose, excluding the value of his/her primary residence or his/her spouse);(5)              initials

(4)                 For purposes of this questionnaire, a person’s income is the amount of such person’s individual adjusted gross income (as reported on a federal income tax return) increased by:

a.                      any deduction for depletion of natural resources (Section 611 and others of the Code);

b.                      any municipal bond interest (Section 103 of the Code); and

c.                       any losses or deductions allocated to such person as a limited partner in a partnership.

(5)                 The related amount of indebtedness secured by the primary residence up to its fair market value is also excluded from the calculation of individual net worth or joint net worth. Indebtedness secured by the primary residence in excess of its fair market value should be considered a liability and deducted from the calculation of individual net worth or joint net worth.

I-B-29

APPENDIX J
ARRANGEMENT AGREEMENT

EXECUTION VERSION

MOOD MEDIA CORPORATION

and

AP MIXTAPE HOLDINGS, L.P.

and

FS INVESTMENT CORPORATION, FS INVESTMENT CORPORATION II,
COBBS CREEK LLC, JUNIATA RIVER LLC, RACE STREET FUNDING LLC AND
BLACKSTONE / GSO STRATEGIC CREDIT FUND

ARRANGEMENT AGREEMENT

April 12, 2017

J-1

ARTICLE 1

INTERPRETATION

J-i

J-ii

ADDENDA

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT SHAREHOLDER RESOLUTION
SCHEDULE C	ARRANGEMENT NOTEHOLDER RESOLUTION
SCHEDULE D	CONTINUANCE AND DOMESTICATION RESOLUTION
SCHEDULE E	COMPANY REPRESENTATIONS AND WARRANTIES
SCHEDULE F	APOLLO SPONSOR REPRESENTATIONS AND WARRANTIES
SCHEDULE G	GSO SPONSORS REPRESENTATIONS AND WARRANTIES
SCHEDULE H	SPONSORS REPRESENTATIONS AND WARRANTIES
SCHEDULE I	NEW COMPANY NOTES TERM SHEET
SCHEDULE J	GOVERNANCE TERM SHEET
SCHEDULE K	REGULATORY APPROVALS

J-iii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 12, 2017,

AMONG:

MOOD MEDIA CORPORATION, a corporation continued under the federal laws of Canada

(the “Company”)

- and -

AP MIXTAPE HOLDINGS, L.P., a limited partnership existing under the laws of Delaware

(“Apollo Sponsor”)

- and -

FS INVESTMENT CORPORATION, a corporation existing under the laws of Maryland,

FS INVESTMENT CORPORATION II, a corporation existing under the laws of Maryland,

COBBS CREEK LLC, a limited liability company existing under the laws of Delaware,

JUNIATA RIVER LLC, a limited liability company existing under the laws of Delaware,

RACE STREET FUNDING LLC, a limited liability company existing under the laws of Delaware

- and —

BLACKSTONE / GSO STRATEGIC CREDIT FUND, a statutory trust existing under the laws of Delaware

(each, a “GSO Sponsor”, and collectively, the “GSO Sponsors”, and together with Apollo Sponsor, the “Sponsors”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1            Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement having terms that are not less favourable, taken as a whole, to the Company than those set out in either of the Confidentiality Agreements.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons acting jointly or in concert within the meaning of National Instrument 62-104 — Take- Over Bids other than Apollo Sponsor, any GSO Sponsor, any Affiliate of Apollo Sponsor or any GSO Sponsor, and any Person acting jointly and in concert with Apollo Sponsor or any GSO Sponsor, after the entering into of this Agreement relating to: (a) any sale, disposition, alliance or joint venture (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities); (b) any take-over bid, tender offer, exchange offer, issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons having beneficial ownership of 20% or more of any class of voting or equity securities of the Company; (c) any tender offer, debt exchange, refinancing proposal or other extraordinary transaction involving the Company Notes or the Credit Facility; (d) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Company or any of its material Subsidiaries; or (e) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“Action” means any claim, action, cause of action, demand, lawsuit, cross-claim, counterclaim, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person; provided, that (other than in the case of the definition of Apollo Related Party or GSO Related Party or Section 4.2(6), Section 9.2(2)(c) or Section 9.9(2)), in no event shall (a) Apollo Sponsor or any of its respective Subsidiaries or the GSO Sponsors or any of their respective Subsidiaries be considered an Affiliate of any portfolio company or investment fund managed, advised, or sub-advised by, or affiliated with AGM or GSO/BDFM, respectively, (b) any portfolio company or investment fund managed, advised, or sub-advised by, or affiliated with AGM or GSO/BDFM, be considered to be an Affiliate of Apollo Sponsor or any of its Subsidiaries or of the GSO Sponsors or any of their respective Subsidiaries, respectively, (c) the GSO Sponsors or any of their respective Subsidiaries be considered an Affiliate of The Blackstone Group L.P. or any of its

affiliates (other than the GSO Sponsors and any of their respective Subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM, or (d) The Blackstone Group L.P. or any of its affiliates (other than the GSO Sponsors and any of their respective Subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM, be considered to be an Affiliate of the GSO Sponsors or any of their respective Subsidiaries.

“AGM” means Apollo Global Management, LLC, a Delaware limited liability company.

“Agreement” means this arrangement agreement.

“Alternate Debt Financing” has the meaning specified in Section 4.5(4).

“Ancillary Proceedings” has the meaning specified in Section 4.3(1)(d).

“Apollo Sponsor” has the meaning specified in the preamble.

“Apollo Confidentiality Agreement” means the non-disclosure agreement dated December 30, 2016 between the Company and Apollo Management VIII, L.P., as extended by (a) the extension agreement dated March 10, 2017 between the Company and Apollo Management VIII, L.P. and (b) the extension agreement dated March 30, 2017 between the Company and Apollo Management VIII, L.P.

“Apollo Equity Commitment Letter” has the meaning specified in Paragraph (1) of Schedule H.

“Apollo Equity Financing” has the meaning specified in Paragraph (1) of Schedule H.

“Apollo Guarantee” means the limited guarantee, dated as of the date hereof, from the Apollo Guarantors in favour of the Company pursuant to which, subject to the terms and conditions contained in the Apollo Guarantee, the Apollo Guarantors are guaranteeing certain obligations of Apollo Sponsor in connection with this Agreement.

“Apollo Guarantors” means the Guarantors (as defined in the Apollo Guarantee).

“Apollo Guarantor Pro Rata Share” means, with respect to each Apollo Guarantor, the “Pro Rata Percentage” set forth opposite the name of each such Apollo Guarantor in Exhibit A of the Apollo Guarantee.

“Apollo Related Party” means (a) Apollo Sponsor or the Apollo Guarantors; and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates (other than Apollo Sponsor or the Apollo Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Apollo Sponsor and the Apollo Guarantors.

“Arbiter” means Arbiter Partners Capital Management, LLC

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms thereof and of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Sponsors, each acting reasonably.

“Arrangement Noteholder Resolution” means the resolution approving the Plan of Arrangement to be considered by the Company Noteholders at the Company Noteholder Meeting, substantially in the form of Schedule C and otherwise in a form satisfactory to the Company and the Sponsors, each acting reasonably.

“Arrangement Resolutions” means, collectively, the Arrangement Shareholder Resolution and the Arrangement Noteholder Resolution.

“Arrangement Shareholder Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Company Shareholders at the Company Shareholder Meeting, substantially in the form of Schedule B and otherwise in a form satisfactory to the Company and the Sponsors, each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and satisfactory to the Company and the Sponsors, each acting reasonably.

“associate” has the meaning specified in the Securities Act (Ontario).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“beneficially own” means, with respect to any Person, any security: (a) which such Person or any of such Person’s Affiliates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act; (b) which such Person or any Person acting jointly or in concert with such Person would be deemed to beneficially own with the meaning of Section 1.8 of National Instrument 62-104 — Take-over Bids and Issuer Bids; or (c) which are the subject of one or more repurchase agreements under which such Person or an Affiliate of such Person has a right or an obligation to acquire such security at settlement or optional termination of the agreement, whether or not presently exercisable.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.5(2).

“Breaching Party” has the meaning specified in Section 4.9(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Austin, Texas, USA, Dover, Delaware, USA or New York, New York, USA.

“CBCA” means the Canada Business Corporations Act.

“CBCA Proceedings” means proceedings commenced by the Company under the CBCA for the purpose of implementing the Arrangement, as contemplated by this Agreement.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 8.2(1)(d)(iii).

“Chapter 15 Proceedings” means proceeding commenced by the Company under chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 in the U.S. Court for the purpose of obtaining the U.S. Recognition Order.

“Closing” has the meaning specified in Section 2.9(2).

“Code” means the United States Internal Revenue Code of 1986.

“Collective Agreements” means all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its Subsidiaries and all related Contracts and other documents, including letters or memorandums of understanding, letters of intent or other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company and/or any of its Subsidiaries.

“Commitment Letters” has the meaning specified in Paragraph (1) of Schedule H.

“Company” has the meaning specified in the preamble.

“Company 2017 CapEx Budget” means the Mood Global CapEx budget made available to the Sponsors in the Data Room.

“Company Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Shareholder Meeting, notice of the Company Noteholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Shareholder Meeting and Company Noteholders in connection with the Company Noteholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Common Shares” means the common shares in the capital of the Company.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Sponsors with this Agreement.

“Company DSUs” means the outstanding deferred share units issued pursuant to the Company DSU Plan.

“Company DSU Plan” means the Company’s deferred share unit plan dated May 7, 2015.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR since December 31, 2015.

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.

“Company IP Agreements” means all licenses and other Contracts (including any right to receive, obligation to pay or services associated with the payment of royalties or any other consideration by or on behalf of the Company or any of its Subsidiaries, and including all Content Licenses), relating to Intellectual Property to which the Company or a Subsidiary is a party, but excluding all (a) Content Licenses that do not constitute Material Content Licenses; (b) shrink-wrap, click-wrap, and similar licenses for commercially available off-the-shelf software; and (c) Contracts with the Company’s or its Subsidiaries’ customers entered into in the ordinary course of business, in each of (b) and (c), involving aggregate consideration of less than $25,000 per year.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Entity or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company Leased Properties” has the meaning specified in Paragraph (22) of Schedule E.

“Company Meetings” means, collectively, the Company Shareholder Meeting and the Company Noteholder Meeting.

“Company Noteholder Meeting” means the meeting of Company Noteholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Noteholder Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Sponsors, acting reasonably.

“Company Noteholders” means the holders of the Company Notes.

“Company Notes” means the $350,000,000 in aggregate principal amount of the Company’s 9.25% Senior Notes due 2020 issued pursuant to the Company Note Indenture.

“Company Note Indenture” means the indenture dated as of October 19, 2012 by and among the Company, the subsidiary guarantors party thereto, The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee, as supplemented by that certain supplemental indenture dated as of January 9, 2013 by and among the Company, the guaranteeing subsidiaries and other subsidiary guarantors party thereto, The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Company Common Shares issued pursuant to the Company Stock Option Plan.

“Company Related Party” means (a) the Company, its Subsidiaries and each of their respective Affiliates; and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

“Company Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Sponsors, acting reasonably.

“Company Shareholders” means the registered or beneficial holders of the Company Common Shares, as the context requires.

“Company Software” has the meaning specified in Paragraph (25)(h) of Schedule E.

“Company Stock Option Plan” means the Company’s share option plan effective June 19, 2008, as reapproved by the Company Shareholders on June 13, 2011 and May 13, 2014.

“Company Warrant Indenture” means the indenture dated August 6, 2015 between the Company and Computershare Trust Company of Canada providing for the issuance of warrants to purchase Company Common Shares.

“Company Warrants” means the outstanding warrants of the Company issued pursuant to the Company Warrant Indenture.

“Compliance Programme” has the meaning specified in Section 4.6(5).

“Confidentiality Agreements” means: (a) the Apollo Confidentiality Agreement; and (b) the GSO Confidentiality Agreement.

“Constating Documents” means articles of incorporation, amalgamation, or continuance, as applicable, by-laws and all amendments to such articles or by-laws.

“Content Licenses” means a license or other Contract pursuant to which Content Rights are granted to the Company and/or its Subsidiaries.

“Content Rights” means all rights from each of the relevant copyright owners and licensors (including artists, performance rights organizations and societies, music publishers, publishing organizations and sound recording copyright holders) that are used in connection with the operation of the Company’s and its Subsidiaries’ business as currently conducted by the Company and its Subsidiaries in a given jurisdiction, including distribution, reproduction, synchronization, display and public performance rights, as applicable, in such jurisdiction.

“Continuance and Domestication” has the meaning specified in Section 4.16.

“Continuance and Domestication Resolution” means the special resolution approving the Continuance and Domestication to be considered by the Company Shareholders at the Company Shareholder Meeting, substantially in the form of Schedule D and otherwise in a form satisfactory to the Company and the Sponsors, each acting reasonably.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Credit Agreement” means the first lien credit agreement dated as of May 1, 2014 among, inter alia, the Company, as borrower, the lenders named therein, Credit Suisse AG (acting through its Cayman Islands branch) as the administrative agent, collateral agent and issuing bank, as amended from time to time.

“Credit Facility” means the credit facility available under the Credit Agreement.

“Credit Facility Refinancing” means the refinancing and replacement of the Credit Facility on the terms and conditions set forth in the Debt Commitment Letter and otherwise acceptable to the Sponsors, acting reasonably and in a manner consistent in all material respects with the terms and conditions set forth in the Debt Commitment Letter.

“Data Room” means the material contained in the virtual data room established by the Company as at 5:00 p.m. on April 12, 2017, the index of documents of which is appended to the Company Disclosure Letter.

“Debt Commitment Letter” has the meaning specified in Paragraph (1) of Schedule H.

“Debt Financing” has the meaning specified in Paragraph (1) of Schedule H.

“Definitive Documents” means any and all definitive agreements, court materials and other material documents in connection with the Arrangement, the Credit Facility Refinancing, the MMGSA Note Redemption, the Financing and any transactions related to or contemplated by the foregoing, the CBCA Proceedings, the Chapter 15 Proceedings and any other Ancillary Proceedings, including, without limitation, the Plan of Arrangement, the Interim Order, the Final Order, the U.S. Recognition Order, all material applications, motions, pleadings, orders, rulings and other documents filed by the Company with the Court or the U.S. Bankruptcy

Court or any other court in respect of any other Ancillary Proceedings, the Meeting Materials, the MMGSA Note Redemption Documents, the Voting Support Agreements, the New Company Note Indenture, any intercreditor agreement in respect of, and governing the relationships among holders of, material indebtedness of the Company and any documentation required to effect the exchange of the Company Notes and the Company Common Shares contemplated hereunder.

“Depositary” means Computershare Investor Services Inc., or such other Person as the Company may appoint to act as depositary for the Company Common Shares and Company Notes in relation to the Arrangement, with the approval of the Sponsors, acting reasonably.

“Director” means the Director appointed pursuant to section 260 of the CBCA. “Disclosing Party” has the meaning specified in Section 4.7(1).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, employment, consulting, severance, termination, change in control, vacation, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, retention, incentive compensation, deferred compensation, share purchase, share or share-based compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements, whether written or oral, formal or informal, (i) under which any directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, has any present or future right to payments or benefits and which are maintained by or binding upon the Company or any of its Subsidiaries or (ii) in respect of which the Company or any of its Subsidiaries has any actual or potential liability, whether direct or indirect.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Environmental Law” means all Laws relating to pollution, protection of the environment and occupational health and safety, and to the release, production, labelling, release, use, storage, recycling, disposal, or transport of or, or exposure to, Hazardous Materials.

“Equity Financing” has the meaning specified in Paragraph (1) of Schedule H.

“Fee Letter” has the meaning specified in Paragraph (1) of Schedule H.

“Fidelity” means Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisors Incorporated, FIL Limited, Crosby Advisors LLC, and Fidelity SelectCo, LLC.

“Final Order” means the final order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and the Sponsors, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (which amendment shall be acceptable to the Company and the Sponsors, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Sponsors, each acting reasonably) on appeal.

“Financial Advisors” means Allen & Company LLC and Origin Merchant Partners.

“Financial Advisor Opinions” means: (a) the opinion of Allen & Company LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Share Cash-Out Consideration to be received by the Company Shareholders (other than Arbiter) pursuant to the Arrangement is fair, from a financial point of view, to such holders; and (b) the opinions of Origin Merchant Partners to the effect that, as of the date of such opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein (i) the Arrangement is fair, from a financial point of view, to the Company; (ii) the Company Noteholders and the Company Shareholders would be in a better financial position, respectively, under the Arrangement than if the Company were liquidated; (iii) the Share Cash-Out Consideration to be received by the Company Shareholders (other than Arbiter) pursuant to the Arrangement is fair, from a financial point of view, to such holders; and (iv) the consideration to be received by Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective affiliated investment funds) pursuant to the Arrangement is fair, from a financial point of view, to such holders (fairness being determined on the basis that the value of the consideration to be received by Company Noteholders (other than the Apollo Sponsor, the GSO Sponsors and their respective affiliated investment funds) is greater than or equal to the value of the Company Notes held by such Company Noteholders pre-Arrangement).

“Financing” has the meaning specified in Paragraph (1) of Schedule H.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“GSO/BDFM” means GSO / Blackstone Debt Funds Management LLC, a Delaware limited liability company.

“GSO Confidentiality Agreement” means the non-disclosure agreement dated January 5, 2017 between the Company and GSO Capital Partners LP, as extended by: (a) the extension agreement dated March 10, 2017 between the Company and GSO Capital Partners LP; and (b) the extension agreement dated March 30, 2017 between the Company and GSO Capital Partners LP.

“GSO Equity Financing” has the meaning specified in Section 2.10.

“GSO Sponsors” has the meaning specified in the preamble.

“GSO Pro Rata Share” means, with respect to each GSO Sponsor, a fraction, the numerator of which is the total principal amount of Company Notes beneficially owned by such GSO Sponsor, and the denominator of which is the total principal amount of Company Notes beneficially owned by all of the GSO Sponsors.

“GSO Related Party” means: (a) the GSO Sponsors; and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates (other than the GSO Sponsors), members, managers, general or limited partners, stockholders and assignees of any GSO Sponsors.

“Hazardous Materials” shall mean any substance which is defined, classified or regulated as a “hazardous substance”, “hazardous waste”, “toxic substance”, “toxic waste”, “pollutant”, “contaminant” or words of similar import under any Environmental Law, including petroleum, petroleum by-products, asbestos and asbestos-containing materials, and polychlorinated biphenyls.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indemnified Party” has the meaning specified in Section 4.2(6).

“Intellectual Property” means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trademark registrations, trademark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) Software; and (h) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Sponsors, each acting reasonably, providing for, among other things, the calling and holding of the Company Meetings, as such order may be amended by the Court (which amendment shall be acceptable to the Company and the Sponsors, each acting reasonably).

“IRS” shall mean the Internal Revenue Service.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, easement, right of way, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning specified in Section 5.4(1)(e).

“Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, is or would reasonably be expected to (i) be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or cash flows of the Company and its Subsidiaries, taken as a whole, or (ii) prevent or materially adversely affect the ability of the Company to timely perform its obligations under this Agreement, except, in the case of clause (i) only, any such change, event, occurrence, effect, or circumstance resulting from:

(a)                                 any change generally affecting the music licensing industries in North America or Europe as a whole;

(b)                                 any change in currency exchange or interest rates;

(c)                                  any change in general global economic, business, regulatory, political or market conditions or in global financial or capital markets;

(d)                                 any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(e)                                  any change in IFRS;

(f)                                   any natural disaster or emergency, war (whether declared or undeclared) or other armed conflict, riots or civil disorder, acts of terrorism, or governmental responses to any of the foregoing;

(g)                                  any change in the market price or trading volume of the Company Common Shares or the Company Notes or any suspension in trading generally, on any securities exchange on which the securities of the Company are trading (provided, however, that the causes underlying such change or suspension may be considered to determine whether such causes constitutes a Material Adverse Effect);

(h)                                 any action taken (or omitted to be taken) by the Company or its Subsidiaries for which the Sponsors have provided prior written consent;

(i)                                     the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, sales, margins or cash flows for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(j)                            the announcement of this Agreement or the transactions contemplated hereby; or

(k)                                 any action taken by the Company or any of its Subsidiaries which is required to be taken pursuant to this Agreement,

provided, however, that (A) with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company and/or its Subsidiaries operate; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Content Licenses” means any Content License involving aggregate consideration payable by the Company and its Subsidiaries of more than $25,000 per year.

“Material Contract” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would materially impair the ability of the Company (on a consolidated basis) to carry on business in the Ordinary Course or would have a Material Adverse Effect; (b) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money (in each case whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000 in the aggregate, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries; (c) restricting, or which may in the future restrict, the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by the Company or any of its Subsidiaries; (d) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of both (1) $800,000 in any year of the remaining term and

(2) $2.5 million, in the aggregate, over the remaining term; (e) providing for the establishment, investment in, organization, formation, or governance of any material joint venture, limited liability company or partnership; (f) that creates an exclusive dealing arrangement or right of first offer or refusal; (g) that is a Collective Agreement; (h) except as disclosed in the Company Disclosure Letter, providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1.0 million; (i) that limits or restricts (1) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (2) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (j) that is material to the Company or any of its material Subsidiaries and either (1) requires the consent of any other party to the Contract to a change of control of the Company or any of its material Subsidiaries or (2) requires the consent of any other party to the Contract to an assignment of all assets or obligations of the Company; (k) is with any Person with whom the Company does not deal at arm’s length within the meaning of the Tax Act; (l) that constitutes a hedge contract, futures contract, swap contract, option contract or similar derivative Contract; (m) that constitutes an amendment, supplement, or modification in respect of any of the foregoing; (n) that is a Material Content License; (o) that is a Company IP Agreement; (p) with a Governmental Entity; or (q) that is a Contract, other than an employment contract with officers of the Company or any of its Subsidiaries, with or for the benefit of any Company Shareholder holding more than 5% of the issued and outstanding Company Common Shares, officer or director of the Company or any of its Subsidiaries or any of their respective Affiliates or associates.

“Meeting Materials” has the meaning specified in Section 2.1(c).

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Milestone Dates” has the meaning specified in Section 2.1.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“MMGSA” means Mood Media Group S.A.

“MMGSA Note Redemption” means arrangements for the repayment and redemption of all of the MMGSA Notes on or within 60 days of the Effective Date (in accordance with the terms and conditions of the MMGSA Note Indenture as determined by the Company, acting reasonably) and the satisfaction and discharge of the MMGSA Note Indenture as of the Effective Date.

“MMGSA Note Redemption Documents” has the meaning specified in Section 4.13(1).

“MMGSA Note Trustee” means Computershare Trust Company of Canada, as trustee for the MMGSA Notes.

“MMGSA Noteholder” means a holder of the MMGSA Notes.

“MMGSA Notes” means the $50,000,000 in aggregate principal amount of MMGSA’s 10% Senior Notes due 2023 issued pursuant to the MMGSA Note Indenture as amended, restated, modified, renewed, extended, increased, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“MMGSA Note Indenture” means the indenture dated as of August 6, 2015 by and among MMGSA, the subsidiary guarantors party thereto, the Company, as limited recourse guarantor, and MMGSA Note Trustee.

“Money Laundering Laws” has the meaning specified in Paragraph (37) of Schedule E

“New Debt Commitment Letter” has the meaning specified in Section 4.5(4).

“New Company Common Shares” has the meaning specified in the Plan of Arrangement.

“New Company Note Indenture” means an indenture governing the New Company Notes to be dated the Effective Date, which shall be consistent with the New Company Notes Term Sheet attached hereto as Schedule I and otherwise acceptable to the Company and the Sponsors, each acting reasonably.

“New Company Notes” means the up to $175 million aggregate principal amount of second lien notes to be issued by the Company on the Effective Date pursuant to the New Company Note Indenture.

“Non-Lender Parties” has the meaning specified in Paragraph (1) of Schedule H.

“Notice” has the meaning specified in Section 9.3.

“officer” has the meaning specified in the Securities Act (Ontario).

“OHSL” has the meaning specified in Paragraph (28)(e) of Schedule E.

“Open Source” means any software whose source code is made available under a license that is recognized by the Open Source Initiative at opensource.org/license as an “open source” license or any similar license that requires the disclosure of licensing of such software.

“Ordinary Course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is consistent with the past practices of the Company or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Subsidiary, as the case may be.

“Outside Date” means October 12, 2017 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company, Apollo Sponsor and the GSO Sponsors, and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)                               Liens for current-period Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the books of the Company in accordance with IFRS;

(b)                               inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are incurred in the Ordinary Course and related to obligations not due or delinquent or that are being contested in good faith, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)                                municipal by-laws, regulations, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property, provided that the affected property is in compliance with the same in all material respects;

(d)                               Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the Ordinary Course in relation to deposit accounts or other funds maintained with a creditor depository institution;

(e)                                pledges, deposits and Liens under worker’s compensation laws, employment insurance laws or similar legislation; good faith deposits made in the Ordinary Course in connection with bids, tenders and contracts; deposits made in the Ordinary Course to secure surety or appeal bonds;

(f)                                 the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(g)                                easements, rights of way, restrictive covenants, servitudes and similar rights, in each case, in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially adversely impact the use of such property, individually or in the aggregate, as it is being used on the date of this Agreement;

(h)                               prior to Closing, Liens in respect of the Credit Agreement and related Loan Documents (as defined in the Credit Agreement);

(i)                                   such other imperfections of title (not including Liens securing the payment of a sum of money) as do not materially affect, individually or in the aggregate, the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and

(j)                                    Liens listed and described in Section 1.1 of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” has the meaning specified in Paragraph (25)(f) of Schedule E.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with the terms thereof and Section 9.1 of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Sponsors, each acting reasonably.

“Post-Signing Returns” has the meaning specified in Section 4.1(2)(x).

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.15(1).

“Privacy Policy” has the meaning specified in Paragraph (25)(f) of Schedule E.

“Process Agent” has the meaning specified in Section 9.11(3).

“Real Property Lease” has the meaning specified in Paragraph (22) of Schedule E.

“Recipient” has the meaning specified in Section 4.7(1).

“Regulatory Approval” means the approvals listed in Schedule K.

“Related Party” means an Apollo Related Party, a GSO Related Party, or a Company Related Party, as applicable.

“Representative” means any of an officer, director, employee, representative (including any financial, legal or other advisor) or agent of the Company or of any of its Subsidiaries.

“Required Amount” has the meaning specified in Paragraph (3) of Schedule H.

“Required Securityholder Approvals” has the meaning specified in Section 2.3(b).

“Section 3(a)(10) Exemption” has the meaning specified in Section 2.13(1).

“Securities Authorities” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means: (a) the Securities Act (Ontario) and any other applicable Canadian provincial and territorial securities Laws, and (b) the rules and regulations of the TSX.

“SEDAR” means the System for Electronic Document Analysis Retrieval (SEDAR).

“Share Cash-Out Consideration” has the meaning specified in the Plan of Arrangement.

“Social Media Accounts” means any accounts with Twitter®, Facebook®, or other social media companies (including user names, handles and other identifiers) registered by the Company or any of its Subsidiaries and the content found thereon and related thereto.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Songs” means all musical compositions, sound recordings and, in each case, any interests therein, together with all copyrights and other rights arising therefrom that are made available on any product or service of the Company and its Subsidiaries.

“Sponsor Financing Sources” means the Persons that have committed to provide: the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letter or alternative debt financings as permitted by Section 4.5(4) of this Agreement in connection with the Arrangement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, current or future officers, directors, employees, agents, attorneys, controlling persons, representatives, equityholders, general or limited partners, managers, members or partners involved in the Debt Financing and their successors and assigns.

“Sponsors” has the meaning specified in the preamble.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

“Superior Proposal” means any unsolicited written bona fide Acquisition Proposal from a Person to acquire all or substantially all of the outstanding Company Common Shares or all or substantially all of the assets of the Company on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a material breach of this Agreement; (b) the Board determines, acting in good faith and in consultation with Company’s financial advisor(s) and outside legal counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal, (c) is not subject to a diligence condition, access or a financing condition and in respect of which it has been demonstrated to the Board, acting in good faith after consultation with Company’s financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such transaction and such funds and other consideration are, or are likely to be, available; and (d) the Board determines, in its good faith judgment, after receiving advice from its outside legal counsel with respect to clauses (i) and (iii), below, and the Company’s financial advisor(s) with respect to (ii) and (iii), below, that (i) failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the transactions contemplated by this Agreement (including any amendments to the terms and conditions of the Arrangement proposed by the Sponsors pursuant to Section 5.4(2)), and (iii) result in the repayment in full of the Company Notes and all amounts owing in respect thereof in accordance with the Company Note Indenture.

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c). “Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, claims for refund, disclosures, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports), and amendments thereto, filed or required to be filed in respect of Taxes, including any schedule or attachment thereto or amendment thereof.

“Tax Sharing Agreements” has the meaning specified in Paragraph (33)(l) of Schedule E.

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, net wealth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, escheat, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) or this clause (b); (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Technology” has the meaning specified in Paragraph (25)(g) of Schedule E.

“Terminating Party” has the meaning specified in Section 4.9(3).

“Termination Fee” has the meaning specified in Section 9.2(2).

“Termination Fee Event” has the meaning specified in Section 9.2(2).

“Termination Notice” has the meaning specified in Section 4.9(3).

“Third Party Claim” means any claim, action or proceeding that is instituted prior to the Closing by a third party against an Indemnified Party arising from the Arrangement and the transactions related thereto or the Plan of Arrangement.

“Transferred Information” has the meaning specified in Section 4.7(1).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“TSX Documents” has the meaning specified in Paragraph (9) of Schedule E.

“U.S. Court” means the United States Bankruptcy Court for the Southern District of New York.

“U.S. Dollar Equivalent” means the amount in the United States dollar equivalent of the Share Cash-Out Consideration per Company Common Share on the basis of the Bank of Canada’s noon rate on the date that is two Business Days prior to the Effective Date.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Recognition Order” means an order of the U.S. Court recognizing and approving the CBCA Proceedings under chapter 15 of the United States Bankruptcy Code and giving full force and effect in the United States to the Interim Order and the Final Order.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Voting Deadline” has the meaning specified in Section 4.3(3)(e).

“Voting Support Agreements” means each agreement between the Company, on the one hand, and certain directors and officers of the Company that hold Company Notes and/or Company Common Shares, on the other, dated as of the date hereof.

Section 1.2                            Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)                               Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)                               Currency. All references to “dollars” or to “$” are references to United States dollars, unless otherwise specified. All references to “C$” are references to Canadian dollars.

(3)                               Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)                               Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means: (i) copies of the subject materials were included in the Data Room, or (ii) copies of the subject materials were provided to the Sponsors.

(5)                                 Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)                                 Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of: (a) the Company, it is deemed to refer to the actual knowledge, after reasonable inquiry, of the following officers of the Company: (i) Steve Richards (President and Chief Executive Officer); (ii) Ken Eissing (President — In Store); (iii) Tom Garrett (Executive Vice President and Chief Financial Officer); (iv) Michael Zendan II (Executive Vice President, General Counsel and Chief Administrative Officer); and (v) Randal Rudniski (Executive Vice President, Investor Relations and Global Corporate Development); and (b) the Sponsors, it is deemed to refer to the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 1.2(6) of the Company Disclosure Letter. The Company confirms that it and such officers have made due and diligent inquiry of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties. The Sponsors confirm that the individuals set forth in Section 1.2(6) of the Company Disclosure Letter have made due and diligent inquiry of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties.

(7)                                 Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)                                 Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)                                 Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)                          Time References. References to time are to local time, Toronto, Ontario, Canada.

(11)                          Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3                                             Schedules

(1)                                 The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)                                 The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless: (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (b) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1                                   Milestone Dates

The Company shall take all actions reasonably necessary or appropriate to consummate the Arrangement as soon as possible and to achieve the following timeline (the “Milestone Dates”):

(a)                                 initiation of the CBCA Proceedings, as evidenced by the filing of an application and motion seeking the Interim Order with the Court, by no later than May 15, 2017, or such later date as the Company and the Sponsors may agree;

(b)                                 issuance of the Interim Order by the Court by no later than May 22, 2017, or such later date as the Company and the Sponsors may agree;

(c)                                  mailing of the Company Circular and related materials required for the Company Meetings (the “Meeting Materials”) to Company Shareholders and Company Noteholders by no later than 14 days following the date on which the Interim Order is issued by the Court, or such later date as the Company and the Sponsors may agree;

(d)                                 holding of the Company Meetings by no later than 35 days following the date on which the Meeting Materials are mailed to Company Shareholders and Company Noteholders, or such later date as the Company and the Sponsors may agree;

(e)                                  the issuance of the Final Order by no later than seven days following the date of the last Company Meeting, provided that such date may be extended by the Company in its sole discretion up to a maximum of 14 days, where the Company is acting in good faith with a view to completing the transactions contemplated by this Agreement and a third party is opposing, or proposing to oppose, the issuance of the Final Order, or such later date as the Company and the Sponsors may agree;

(f)                                   the commencement of the Chapter 15 Proceedings by no later than seven days following the date of the issuance of the Final Order, or such later date as the Company and the Sponsors may agree;

(g)                                  the entry of the U.S. Recognition Order by no later than 21 days following the date of the issuance of the Final Order, or such later date as the Company and the Sponsors may agree; and

(h)                                 the implementation of the Arrangement by the Outside Date,

provided that, where the Company, having requested the information required under Section 2.5(4) at least 14 days prior to May 15, 2017, has not received from the Sponsors the information required under Section 2.5(4) at least seven days prior to May 15, 2017, the Milestones Date in Section 2.1(a) shall be automatically extended until the date that is seven days following the date on which all such information is received by the Company and the Milestone Date in Section 2.1(b) shall be automatically extended until the date that is 14 days following the date on which all such information is received by the Company.

Section 2.2                            Arrangement

The Company and the Sponsors agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.3                            Interim Order

As soon as reasonably practicable and in any event in accordance with the Milestone Dates set forth in Section 2.1, the Company shall apply in a manner reasonably acceptable to the Sponsors pursuant to section 192 of the CBCA and, in cooperation with the Sponsors, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)                                 for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meetings and for the manner in which such notice is to be provided;

(b)                                 that the required levels of approval (the “Required Securityholder Approvals”) for:

(i)                                     the Arrangement Shareholder Resolution shall be:

(A)                               two-thirds of the votes cast on the Arrangement Shareholder Resolution by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting; and

(B)                               a majority of the votes attached to Company Common Shares held by Company Shareholders present in person or represented by proxy at the Company Shareholder Meeting excluding for this purpose votes attached to Company Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(ii)                                  the Arrangement Noteholder Resolution shall be two-thirds in value of the principal amount of Company Notes present in person or represented by proxy at the Company Noteholder Meeting;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements with respect to meetings of Company Shareholders and all other matters, shall apply in respect of the Company Meetings, provided however that the Parties acknowledge that neither the Company’s Constating Documents nor the Company Note Indenture expressly contemplate a meeting of the Company Noteholders and, accordingly, that:

(i)                                  quorum at the Company Noteholder Meeting shall require each of (A) not less than one person present in person at the opening of the Company Noteholder Meeting who is entitled to vote at the Company Noteholder Meeting, (B) Apollo Sponsor, in its capacity as a Company Noteholder, and (C) each GSO Sponsor, in its capacity as a Company Noteholder, in each case, either as a Company Noteholder or a proxyholder therefor; and

(ii)                               all other terms, conditions and restrictions with respect to meetings of Company Shareholders shall, to the extent practicable, apply in respect of matters related to the Company Notes at the Company Noteholder Meeting and otherwise shall be agreed by the Parties acting reasonably;

(d)                                 for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)                                   that the Company Meetings may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)                                  the record date for the Company Shareholders and Company Noteholders entitled to notice of and to vote at the Company Meetings as established by the Board in accordance with this Agreement;

(h)                                 a prohibition against any lenders or noteholders under the Credit Agreement, the MMSGA Indenture, the Company Note Indenture, and any administrative agent, collateral agent, indenture trustee or similar person thereto from terminating, accelerating, amending or declaring in default any contract or other agreement due to the Company (i) being a party to the CBCA Proceedings; (ii) having made an application to the Court under section 192 of the CBCA; (iii) having commenced a proceeding under Chapter 15 of title 11 of the United States Code, 11 U.S.C. 101-1532 in the U.S. Court; or (iv) taking any step contemplated by or related to the Arrangement, without further order of the Court.; and

(i)                                     to the extent not already included in the notice of application in respect of the Interim Order, that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Company Noteholders with respect to the issuance of New Company Common Shares and New Company Notes in exchange for Company Notes pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Company Noteholders who are resident in the United States.

Section 2.4                                   The Company Meetings

The Company shall, subject to the terms of this Agreement and any order of the Court:

(a)                                 establish a record date for the Company Shareholders and Company Noteholders entitled to notice of and to vote at the Company Meetings with the prior consent of the Sponsors (not to be unreasonably withheld or delayed), and will not change such date without the prior written consent of the Sponsors except as required by Law;

(b)                                 convene and conduct the Company Meetings in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as practicable and in any event in accordance with the Milestone Dates set forth in Section 2.1, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) a Company Meeting without the prior written consent of the Sponsors, acting reasonably, except:

(i)                                     in the case of a postponement, as required for quorum purposes, by applicable Law, by a Governmental Entity, subject to having first consulted with the Sponsors in good faith, or for not more than an aggregate total of five (5) Business Days for the purposes of attempting to obtain the Required Securityholder Approvals;

(ii)                                  in the case of an adjournment, as required for quorum purposes, by applicable Law, by a Governmental Entity, or for not more than an aggregate total of five (5) Business Days for the purposes of attempting to obtain the Required Securityholder Approvals; or

(iii)                               as required or permitted under Section 4.9(3) [Notice and Cure Provisions] or Section 5.4(5) [Superior Proposal Notice];

(c)                                  use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolutions and the Continuance and Domestication Resolution and against any resolutions submitted by any Company Shareholder that is inconsistent with the Arrangement Resolutions and the Continuance and Domestication Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Sponsors, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Sponsors to solicit proxies in favour of the approval of the Arrangement Resolutions;

(d)                                 provide the Sponsors with copies of or access to information regarding the Company Meetings generated by any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Sponsors;

(e)                                  consult with the Sponsors in fixing the date of the Company Meetings, give notice to the Sponsors of the Company Meetings and allow the Sponsors and their respective Representatives and legal counsel to attend the Company Meetings;

(f)                                   promptly advise the Sponsors, at such times as the Sponsors may reasonably request and at least on a daily basis on each of the last five (5) Business Days prior to the date of the Company Meetings, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolutions and the Continuance and Domestication Resolution;

(g)                                  promptly advise the Sponsors of receipt of any communication (written or oral) from any Company Shareholder or Company Noteholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(h)                                 provide the Sponsors with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights and not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Sponsors; and

(i)                                     at the reasonable request of the Sponsors from time to time, provide the Sponsors with a list (in both written and electronic form) of: (i) the Company Shareholders and Company Noteholders, together with their addresses and respective holdings of Company Common Shares and Company Notes, respectively; (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Common Shares (including holders of Company Options and Company Warrants); and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and the Depositary Trust Company, and “non-objecting beneficial owners” of Company Common Shares and Company Notes, together with their addresses and respective holdings of Company Common Shares or Company Notes. The Sponsors agree that any materials provided pursuant to this Section 2.4(i) shall not be used for any purposes except in connection with the Arrangement. The Company shall from time to time request that its registrar and transfer agent furnish the Sponsors with such additional information and lists of securities positions and other assistance as the Sponsors may reasonably request.

Section 2.5                                   The Company Circular

(1)                                 Subject to the Sponsors’ compliance with Section 2.5(3) and any order of the Court, the Company shall promptly prepare and complete, in consultation with the Sponsors, the Company Circular, together with the Meeting Materials and any other documents required by Law in connection with the Company Meetings and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, and in any event in accordance with the Milestone Dates set forth in Section 2.1, cause the Company Circular, the Meeting Materials and such other documents to be filed and sent to each Company Shareholder, Company Noteholder and other Person as required by the Interim Order and Law.

(2)                                 The Company shall ensure that the Company Circular complies in material respects with Law and the Interim Order, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by the Sponsors) and provides the Company Shareholders and Company Noteholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meetings. Without limiting the generality of the foregoing, the Company Circular must include: (a) a copy of the Financial Advisor Opinions received by the Board and copies of any other fairness opinions or valuations received by the Company or the Board in connection with the Arrangement; (b) a statement that the Board has received the Financial Advisor Opinions and, after receiving legal and financial advice, has unanimously (subject to abstentions) determined that the Arrangement is in the best interests of the Company and recommends that the Company Shareholders and Company Noteholders vote in favour of the applicable Arrangement Resolution and that the Company Shareholders vote in favour of the Continuance and Domestication Resolution (the “Board Recommendation”); (c) a statement that each director and officer of the Company intends to vote all of such individual’s Company Common Shares in favour of the Arrangement Resolutions and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement; and (d) a description of the documents pertaining to the anticipated post-Closing governance of the Company to be consistent with the Governance Term Sheet attached hereto as Schedule K.

(3)                                 The Company shall give the Sponsors and their legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Sponsors must be in a form and content satisfactory to them, acting reasonably, provided, however, that the Company shall only be required to include in the Company Circular any such information provided by the Sponsors if the Company determines, in good faith, that the Company, its Subsidiaries and their respective Representatives are fully and completely indemnified and held harmless pursuant to Section 2.5(5) (including as a result of the limitations on liability in Section 9.5).

(4)                                 The Sponsors shall provide all necessary information concerning the Sponsors that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation. The Company acknowledges that, as of the date hereof, it does not believe that the following is required by Law to be included by the Company in the Company Circular: (a) the amount of, allocation of, purchase price of, tax properties of, or other detailed information with respect to, the Company Notes beneficially owned by such Sponsor and its affiliated investment funds; provided, however, that the Sponsors may be required to provide the aggregate principal amount of, and aggregate percentage of, each of the Company Notes, Company Common Shares and MMGSA Notes beneficially owned by such Sponsor together with its affiliated investment funds and the other GSO Sponsors; and (b) such Sponsor’s investment fund structure. Unless required by Law to be included by the Company in the Company Circular or other related documents, the Company shall not disclose publicly or to any other Party or Person: (x) the amount of, allocation of, purchase price of, tax properties of, or other detailed information with respect to, the Company Notes beneficially owned by any Sponsor and (y) such Sponsor’s investment fund structure.

(5)                                 Each of the Sponsors hereby severally, and neither jointly nor jointly and severally, indemnifies and saves harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by Company, any Subsidiary or any of their respective Representatives may be subject or may suffer primarily as a result of, or arising primarily from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Company Circular that was provided by such Sponsor pursuant to Section 2.5(3), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity to the extent based on such Misrepresentation or alleged Misrepresentation.

(6)                                 The Company hereby indemnifies and saves harmless the Sponsors, and their respective Subsidiaries and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of the Sponsors or any of their respective Subsidiaries or Representatives may be subject or may suffer primarily as a result of, or arising primarily from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Company Circular; provided, however, that the Company shall not indemnify any Sponsor for any liabilities, losses, damages, claims, costs, expenses (including any attorneys’ fees), interest, awards, judgments, penalties or amounts as a result of, or arising primarily from, information furnished to the Company in writing by such Sponsor for inclusion in the Company Circular, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity to the extent based on such Misrepresentation or alleged Misrepresentation, provided however, the foregoing shall not include any claims or liabilities arising out of or relating to any act or omission of a Sponsor that is determined to have constituted fraud, gross negligence, bad faith or wilful misconduct.

(7)                                 Each Party shall promptly notify the others if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders or Company Noteholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.6                                   Final Order

If the Interim Order is obtained and the Arrangement Resolutions are passed at the Company Meetings, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolutions are passed at the Company Meetings as provided for in the Interim Order and in accordance with the Milestone Dates set forth in Section 2.1. The Company shall seek a provision in the Final Order that deems the CBCA Proceedings to be terminated as of the Effective Date immediately following the implementation of the Arrangement.

Section 2.7                                   Court Proceedings

The Sponsors will cooperate with the Company in pursuing the Interim Order and the Final Order, including by providing the Company on a timely basis any information required to be supplied by the Sponsors in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, subject to any order of the Court, the Company shall:

(a)                                 diligently pursue, and cooperate with the Sponsors in diligently pursuing, the Interim Order and the Final Order;

(b)                                 provide legal counsel to the Sponsors with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)                                  provide the Sponsors with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)                                 ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement and not modify or amend any material so filed or served in a manner inconsistent with this

Agreement and the Plan of Arrangement, except with the Sponsors’ prior written consent;

(e)                                  use its commercially reasonable efforts to oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Sponsors; and

(f)                                   not object to legal counsel to the Sponsors making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.8                            Company Options and Company DSUs

Subject to the terms and upon the conditions set forth in this Agreement and the Plan of Arrangement:

(a)                                 pursuant to the Arrangement, all Company Options outstanding immediately prior to the Effective Time, whether vested or unvested, will, notwithstanding the terms of such Company Options or the Company Stock Option Plan, be assigned and transferred by the holder thereof to the Company at the time stipulated therefor in the Plan of Arrangement, in exchange for a cash payment by the Company to each holder of a Company Option, in respect of each Company Option held by such holder, of the amount, if any, equal to the Share Cash-Out Consideration less the applicable exercise price and net of all Taxes required to be withheld in respect of such Company Options, to be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) through the Company’s or its successor’s payroll system or payroll provider; and

(b)                                 pursuant to the Arrangement, all Company DSUs that are outstanding immediately prior to the Effective Time, whether vested or unvested, will notwithstanding the terms of such Company DSUs or the Company DSU Plan, be assigned and transferred by the holder thereof to the Company at the time stipulated therefor in the Plan of Arrangement, in exchange for a cash payment by the Company to each holder of a Company DSUs, in respect of each Company DSU held by such holder, of an amount equal to the U.S. Dollar Equivalent of the Share Cash-Out Consideration per Company Common Share, net of all Taxes required to be withheld in respect of such Company DSU, to be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time) through the Company’s or its successor’s payroll system or payroll provider.

The Company shall take all such actions as may be necessary to give effect to the foregoing (including, without limitation, (i) the satisfaction of the requirements of Rule 16b 3(e) promulgated under the U.S. Exchange Act and any non-US equivalents thereof and (ii)

providing notice to all holders of Company Options and Company DSUs as required or contemplated by the Company Stock Option Plan and the Company DSU Plan and any related award agreement or otherwise). All Company Options, all Company DSUs, the Company Stock Option Plan and the Company DSU Plan will terminate and be canceled as of the Effective Time, and the provisions in any other Employee Plan providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries will be cancelled as of the Effective Time. For greater certainty, all Company Options that are “out-of-the-money” will be canceled by the Company at the time stipulated therefor in the Plan of Arrangement for no consideration.

Section 2.9                                   Articles of Arrangement and Effective Date

(1)                                 The Company shall file the Articles of Arrangement with the Director within five (5) Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party  or  Parties  in  whose  favour  the  condition  is,  of  the  conditions  set  forth  in Section 7.1, Section 7.2 and Section 7.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is,  of those  conditions as  of the Effective  Date)  (the “Determination Date”),  unless another time or date is agreed to in writing by the Parties.

(2)                                 The closing of the Arrangement (the “Closing”) will take place at the offices of Stikeman Elliott LLP in Toronto, Ontario, Canada, or at such other location as may be agreed upon by the Parties.

(3)                                 The Company shall cause all New Company Notes and New Company Common Shares to be issued to the Sponsors (including for the avoidance of doubt all shares of common stock of the Company to be issued to the Sponsors in respect of the Put Option Payment immediately after the effectiveness of the Continuance and Domestication) to be registered in the name of the applicable Sponsor or such other person as such Sponsor may direct in writing not later than two (2) Business Days prior to Closing.

Section 2.10                            Deposits with the Depositary

Subject to the terms and upon the conditions set forth in this Agreement and the Plan of Arrangement (including, for the avoidance of doubt, (a) the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date and (b) the conditions and limitations set forth in Section 9.5(2) for the specific performance of this Section 2.10), at the Closing:

(1)                                 each GSO Sponsor will deposit (or cause to be deposited) with the Depositary its GSO Pro Rata Share of the lesser of (a) $20,862,235.05 and (b) the GSO Backstop Amount (as defined in the Plan of Arrangement) (collectively, the “GSO Equity Financing”) in exchange for the issuance by the Company of its GSO Pro Rata Share of New Company Common Shares in accordance with Section 2.1(4) of the Plan of Arrangement;

(2)                                 Apollo Sponsor will deposit (or cause to be deposited) with the Depositary the Apollo Equity Financing in exchange for the issuance by the Company of the New Company Common Shares in accordance with Section 2.1(4) of the Plan of Arrangement; and

(3)                                 the Company will deposit (or cause to be deposited) with the Depositary the Projected Cash-On Hand (as defined in the Plan of Arrangement).

On or prior to the Closing, the Company will enter into a depositary agreement with the Depositary, in form and substance reasonably acceptable to the Apollo Sponsor and the GSO Sponsors, which agreement shall, among other things, provide that any cash amount deposited with the Depositary in excess of the amount required by the Depositary to fund the Aggregate Share Cash-Out Consideration be promptly deposited by the Depositary with the Company following the Closing.

Section 2.11                            Withholding Taxes

The Sponsors, the Company, the Depositary and their Affiliates, as applicable, shall be entitled to deduct or withhold from the Share Cash-Out Consideration payable or otherwise deliverable to any Person, including Company Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amount otherwise payable to any former Company Shareholders, former Company Noteholders or former holders of Company Options or Company DSUs, such Taxes or other amounts as the Sponsors, the Company, the Depositary and their Affiliates, as applicable, are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

Section 2.12                            Company Employee Matters

(1)                                 Each of the Sponsors covenants and agrees that, from the Effective Time until December 31, 2017, the Company and any successor to the Company covenant and agree that the Company Employees, unless their employment is terminated, shall be provided with: (a) base salary and annual cash bonus or commission opportunity (but excluding equity and equity-based awards and compensation) that are not less than; and (b) health and welfare benefits that are substantially comparable in the aggregate to, in each case, those provided to such Company Employees immediately prior to the Effective Time. For greater certainty, the foregoing shall in no manner whatsoever limit the obligations of the Company under existing Employee Plans.

(2)                                 After the Effective Time, the Company and any successor to the Company covenant and agree to honour and comply in all respects with the terms of all Employee Plans disclosed in Section 3.1(30)(a) of the Company Disclosure Letter as in effect on the date hereof.

(3)                                 Notwithstanding anything in this Section 2.12 to the contrary, the terms of this Section 2.12 shall not apply to any Company Employee who is covered by a Collective Agreement and instead, the terms and conditions of employment of each such Company Employee following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

(4)                                 Notwithstanding anything to the contrary set forth in this Agreement, this Section 2.12 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of the Company, any successor thereto or any of their respective Subsidiaries to terminate any Company Employee for any reason; (ii) require the Company, any successor thereto or any of their respective Subsidiaries to continue any Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) be deemed or construed to be an amendment or other modification of any Employee Plan or be deemed or construed to establish any Employee Plan; or (iv) create any third- party beneficiary rights in any Person (including, without limitation, any current or former Company Employee).

Section 2.13                            U.S. Securities Law Matters

(1)                                 The Parties intend that the issuance of the New Company Common Shares and the New Company Notes under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). Each Party shall act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.13.

(2)                                 In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)                                 the Arrangement shall be subject to the approval of the Court;

(b)                                 the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)                                  the Court shall be required to satisfy itself as to the substantive and procedural fairness of the Arrangement;

(d)                                 the Arrangement is approved by the Court as being fair and reasonable in accordance with the requirements of section 192 of the CBCA;

(e)                                  the Company shall ensure that each Person entitled to receive New Company Common Shares and New Company Notes on completion of the Arrangement shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;

(f)                                   each Person to whom New Company Common Shares and New Company Notes shall be issued pursuant to the Arrangement shall be advised that such New

Company Common Shares and New Company Notes have not been registered under the U.S. Securities Act and shall be issued by the Company in reliance upon the Section 3(a)(10) Exemption and, in the case of Affiliates of the Company, shall be subject to certain restrictions on resale under the U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(g)                                  each Person to whom New Company Common Shares and New Company Notes shall be issued pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such securityholder enters an appearance within a reasonable time; and

(h)                                 the Final Order shall include a statement in the preamble to substantially the following effect:

“This Order is granted by the Court upon being advised that the Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of common shares and secured notes of the Company pursuant to the Plan of Arrangement.”

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1                                              Representations and Warranties of the Company

(1)                                 Except as set forth in (a) the Company Disclosure Letter or (b) subject to Section 3.1(3), the Company Filings, the Company represents and warrants to the Sponsors as set forth in Schedule E and acknowledges and agrees that the Sponsors are relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)                                 Immediately prior to the execution and delivery of this Agreement, the Company will deliver to the Sponsors the Company Disclosure Letter, which will set forth the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of the Company contained in this Agreement. The disclosure of any item in the Company Disclosure Letter (other than in the index of Data Room documents appended thereto) shall constitute disclosure or, as applicable, exclusion of that item for the Company Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) any representations and warranties is reasonably apparent on its face.

(3)                                 The disclosures contained under the headings “Risk Factors” or “Forward Looking- Statements” of any Company Filing and any other disclosures contained or referenced therein of information, risk factors or any other sections relating to forward-looking statements in any Company Filing, to the extent they are predictive or forward-looking in nature, shall not except or exclude any representation or warranty set forth in Schedule E, and any matter disclosed in the Company Filings shall be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent from such Company Filings that it is applicable to such section of the Company Disclosure Letter.

(4)                                 Investigations made by or on behalf of the Sponsors will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(5)                                 Each of the Sponsors agrees and acknowledges that, except as expressly set forth in this Agreement, neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to the Company, its Subsidiaries, their businesses, their past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement.

(6)                                 The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2                                             Representations and Warranties of Apollo Sponsor

(1)                                 Apollo Sponsor represents and warrants to the Company, solely as to itself, as set forth in Schedule F and Schedule H (other than any matter relating to the GSO Equity Financing) and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)                                 Investigations made by or on behalf of the Company will not waive, diminish the scope of, or otherwise affect any representation or warranty made by Apollo Sponsor in this Agreement.

(3)                                 The representations and warranties of Apollo Sponsor contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(4)                                 The Company agrees and acknowledges that, except as expressly set forth in this Agreement, neither Apollo Sponsor nor any other Persons on behalf of Apollo Sponsor has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to Apollo Sponsor, its Subsidiaries, their businesses, their past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Apollo

Sponsor expressly disclaims any representation or warranty that is not set forth in this Agreement.

Section 3.3                                             Representations and Warranties of GSO Sponsors

(1)                                 Each GSO Sponsor represents and warrants to the Company, solely as to itself, as set forth in Schedule G and Schedule H (other than any matter relating to the Apollo Equity Commitment Letter, Apollo Guarantee and the Apollo Equity Financing) and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)                                 Investigations made by or on behalf of the Company will not waive, diminish the scope of, or otherwise affect any representation or warranty made by any GSO Sponsor in this Agreement.

(3)                                 The representations and warranties of each GSO Sponsor contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(4)                                 The Company agrees and acknowledges that, except as expressly set forth in this Agreement, neither any GSO Sponsor nor any other Persons on behalf of any GSO Sponsor has made or makes any representation or warranty, express or implied, at law or in equity, either written or oral, with respect to any GSO Sponsor, their respective Subsidiaries, their businesses, their past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, each GSO Sponsor expressly disclaims any representation or warranty that is not set forth in this Agreement.

ARTICLE 4

COVENANTS

Section 4.1                                             Conduct of Business of the Company

(1)                                 Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, except as contemplated in this Agreement or as set out in Section 4.1(1) of the Company Disclosure Letter.

(2)                                 Without limiting the generality of Section 4.1(1), and without derogating from the obligations of the Company in Section 4.2, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall use its commercially reasonable efforts to preserve intact the current business organization of the Company and its Subsidiaries, keep available the services of the present Company Employees and agents of the Company and its Subsidiaries, maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors, joint venture partners, and all other Persons having a material business relationship with the Company and its Subsidiaries and, except with the prior written consent of the Sponsors, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, except as contemplated in this Agreement or as set out in Section 4.1(2) of the Company Disclosure Letter:

(a)                                 amend, adopt any amendment to, or otherwise change (whether by amalgamation, plan of arrangement or otherwise) its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)                                 adjust, split, reverse split, consolidate, subdivide, combine or reclassify any shares of its capital stock or other ownership interest (or any warrants options or other rights to acquire the foregoing), or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest;

(c)                                  amend or modify any term of any outstanding debt security;

(d)                                 redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its outstanding securities;

(e)                                  issue, deliver, grant, sell, pledge or otherwise encumber, or authorize or agree to the issuance, delivery, grant, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests (including issued Company Common Shares held by the Company in treasury), any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Company Common Shares, except for the issuance of Company Common Shares issuable upon the exercise of the currently outstanding Company Options, Company DSUs and/or Company Warrants;

(f)                                   reduce its stated capital or propose or adopt a plan or agreement to reorganize, recapitalize, arrange, restructure, amalgamate or merge the Company or any Subsidiary of the Company with any Person;

(g)                                  adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(h)                                 acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests of a business or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $1.0 million and subject to a maximum of $2.0 million for all such transactions;

(i)                                     enter into any new line of business outside of its existing business as of the date hereof;

(j)                                    sell, pledge, lease, dispose of, lose the right to use, mortgage, license, encumber (other than a Permitted Lien) or otherwise transfer any asset of the Company or of any of its Subsidiaries (including with respect to any Company Intellectual Property) or any interest in any assets of the Company and its Subsidiaries having a value greater than $500,000 in the aggregate, other than inventory or receivables in the Ordinary Course;

(k)                                 sell, transfer or otherwise dispose of (whether by arrangement, amalgamation, merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof;

(l)                                     enter into, amend or modify in any material respect, terminate or fail to renew any Company IP Agreement, other than in the Ordinary Course, or otherwise waive, release, assign or allow to lapse any material rights, claims or benefits thereunder of the Company or its Subsidiaries;

(m)                             fail to take any action necessary to maintain or renew any material Company Intellectual Property;

(n)                                 except as required pursuant to any contractual obligation to which the Company or any of its Subsidiaries is subject or as contemplated in the Company 2017 CapEx Budget, make any capital expenditure or commitment to do so which, individually or in the aggregate, exceeds $1.0 million;

(o)                                 abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases or registrations;

(p)                                 amend or modify, repudiate, release, surrender, abandon, let lapse, grant or transfer, disclaim, fail to perform or terminate, or waive any right under, any Material Contract or Real Property Lease or enter into any contract or agreement that would be a Material Contract or Real Property Lease if in effect on the date hereof;

(q)                                 acquire any interest in real property;

(r)                                    enter into an agreement or an arrangement with any party that contemplates paying a success fee or transaction fee in connection with the Arrangement;

(s)                                   except as contemplated in Section 4.10 [Insurance and Indemnification], amend, modify or terminate any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect. For greater certainty, the Company agrees that it shall maintain appropriate insurance coverage in amounts and on terms that are customary in the industry of the Company and in accordance with past practices;

(t)                                    except as required pursuant to the terms of any Employee Plan or Collective Agreement in effect as of the date hereof, or as otherwise required by applicable Law, (i) other than regularly scheduled annual increases to wages or salaries of no more than 2% in the Ordinary Course for Company Employees that are below the level of vice president, grant any increase in the rate of wages, salaries, bonuses or other remuneration or benefits of any current or former Company Employees or make any bonus or profit sharing distribution or similar payment of any kind; (ii) adopt, enter into or amend any Employee Plan, or announce or commit to do any of the preceding in respect of any Employee Plan (other than entering into an employment agreement which provides for aggregate annual compensation opportunity of no more than $150,000 in the Ordinary Course with a new employee who was not employed by the Company or a Subsidiary on the date of this Agreement); (iii) grant, accelerate, increase, extend participation or amend any payment, award, or other benefit payable to, or for the benefit of, any current or former director or officer of the Company or any of its Subsidiaries or to any current or former Company Employee (including, without limitation, any change in control, retention or severance payments and benefits); (iv) hire any employee or independent contractor, other than employees or independent contractors hired in the Ordinary Course and where such person is below the level of vice president; or (v) unless otherwise required by Law, adopt, enter into, amend or terminate any Collective Agreement.

(u)                                 (i) other than Ordinary Course inter-company lending between the Company and its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company or required amortization payments under the Credit Facility, prepay any long-term indebtedness before its scheduled maturity; (ii) increase, create, incur, assume or otherwise become liable for any indebtedness or issue any debt securities; (iii) assume, guarantee, endorse the obligations of any other Person; in each case, other than in connection with advances under the Company’s or any of the Company’s wholly-owned Subsidiaries’ existing credit facilities in the Ordinary Course and except as contemplated in Section 4.12;

(v)                                 other than in the Ordinary Course, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, except for advances and capital contributions to Subsidiaries of the Company;

(w)                               other than in the Ordinary Course, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or similar financial instruments;

(x)                                 fail to prepare, in the Ordinary Course (except as otherwise required by a change in applicable law), and timely file (taking into account all extensions) all income

Tax Returns and other material Tax Returns required to be filed by it (or them) on or before the Effective Date (“Post-Signing Returns”), fail to fully and timely pay (taking into account all extensions) all Taxes due and payable in respect of such Post-Signing Returns that are so filed, make or revoke any income Tax election or any other material Tax election or designation, settle or compromise any Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes, except, in each case, as may be required by Law;

(y)                                 make any material change in the Company’s methods of accounting or revalue in any material respect any of properties or assets, in each case, except as required by concurrent changes in IFRS;

(z)                                  cancel, waive, release, assign, settle or compromise any material claims or rights;

(aa)                          commence, waive, release, assign, compromise or settle any litigation, proceeding, audit or governmental investigation relating to the assets or the business of the Company in excess of an aggregate amount of $2.0 million, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by this Agreement;

(bb)                          enter into or amend any Contract with a Person (other than a wholly-owned Subsidiary of the Company) that does not deal at arm’s length with the Company within the meaning of the Tax Act;

(cc)                            other than in the Ordinary Course, grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor;

(dd)                          make any political or charitable donation, contribution or similar commitment other than to satisfy irrevocable commitments made prior to the date hereof;

(ee)                            other than the Company Shareholder Meeting or in response to a requisition by a Company Shareholder, convene any special meeting (or any adjournment thereof) of the Company Shareholders.

(ff)                              enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 3.1(35) of the Company Disclosure Letter; or

(gg)                            authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)                                        The Company shall, and shall cause each Subsidiary to, obtain the written consent of the Sponsors prior to declaring, setting aside, establishing a record date for, or paying any dividend or other distribution (whether in cash, shares or property) in respect of the Company Common Shares or the securities of any Subsidiary owned by a Person other than the Company or a wholly-owned Subsidiary of the Company.

Section 4.2                                              Company Covenants Regarding the Arrangement

(1)                                 Subject to Section 4.4, the Company shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, and in any event in accordance with the Milestone Dates set forth in Section 2.1, including:

(a)                                 issuing a press release, in form and substance reasonably acceptable to the Sponsors, promptly upon the execution of this Agreement and filing, within five Business Days of the execution of this Agreement, a copy of this Agreement (subject to any redactions as may be required by Section 4.8 of this Agreement) with SEDAR;

(b)                                 carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(c)                                  using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)                                 using its commercially reasonable efforts to effect all necessary registrations, filing and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(e)                                  using its commercially reasonable efforts to obtain and maintain all third-party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are: (i) necessary or advisable under the Material Contracts in connection with the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Sponsors, and without paying, and without committing itself or the Sponsors to pay, any consideration or incur any liability or obligation without the prior written consent of the Sponsors; and

(f)                                   not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or impede the consummation of the Arrangement.

(2)                                Subject to Section 4.4, the Company shall promptly, and in any event within three Business Days (or, in the case of Section 4.2(2)(a), one (1) Business Day) of each of the following, notify the Sponsors of:

(a)                                 any change, event, occurrence, effect or circumstance which, individually or in the aggregate, constitutes or could reasonably be expected to constitute a Material Adverse Effect;

(b)                                 any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)                                  unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Sponsors); or

(d)                                 any penalty, filing, actions, suits, claims, investigations, audit inquiry, assessment or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company: (i) in an amount in excess of $1.0 million, (ii) that has, or could reasonably be expected to have, a Material Adverse Effect, (iii) that, if pending on the date of this Agreement would have been required to have been disclosed pursuant to Paragraph (27) of Schedule E or (iv) that relate to this Agreement or the Arrangement.

(3)                                 The Company shall provide draft copies of all Definitive Documents to the Sponsors with a reasonable opportunity for the Sponsors and their counsel to review and comment on such Definitive Documents and all such Definitive Documents shall be acceptable to the Sponsors, acting reasonably, and consistent with the terms of this Agreement.

(4)                                 Subject to Section 4.2(5), upon the earlier of the Closing or the termination of this Agreement, the Company shall, in addition to payment of any Termination Fee payable pursuant to this Agreement, reimburse the Sponsors for: (i) all reasonable fees and expenses incurred pursuant to applicable engagement letters or other agreement among the Sponsors and their advisors and in connection with the Arrangement and the transactions related thereto and the CBCA Proceedings, including, without limitation, by paying the reasonable fees and expenses of the Sponsors’ advisors charged at their standard rates, and (ii) any filing or related fees or expenses payable to a Governmental Entity in connection with a Regulatory Approval (the “Fee Reimbursement Amount”); provided, that, invoices in respect such amounts shall be delivered to the Company by the Sponsors: (a) in the case of payment of the Fee Reimbursement Amount upon Closing, at least three (3) Business Days prior to the Closing and (b) in the case of payment of the Fee Reimbursement Amount upon the termination of this Agreement, within three (3) Business Days of the delivery to the Company by the Sponsors invoices in respect of such amounts.

(5)                                 Notwithstanding anything set forth in Section 4.2(4), but subject in all respects to the last sentence Section 9.5(1)(b), in the event this agreement is terminated for any reason (for the avoidance of doubt other than the Closing), in no event shall the Fee Reimbursement Amount exceed $10,000,000, provided, however in the event that (a) at the time of such termination, all conditions set forth in Article 7 were satisfied or waived, other than (i) the Credit Facility Refinancing Condition and (ii) those conditions that by their terms would have been satisfied at the Closing or were capable of being satisfied at the Closing assuming the Credit Facility Refinancing was consummated, the Company shall only be required to reimburse the Sponsors for up to $2,000,000 of the Fee Reimbursement Amount; and (b) this Agreement is terminated pursuant to Section 8.2(1)(c)(i), the Company shall not be required to reimburse the Sponsor for any fees and expenses.

(6)                                 The Company covenants and agrees to be liable to and to indemnify and save harmless each of the Sponsors, together with their respective subsidiaries and Affiliates and their respective present and former shareholders, members, partners, officers, directors, employees, auditors, advisors and agents (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against any and all liabilities, claims, actions, proceedings, losses, costs, damages and expenses of any kind (in each case expressly excluding any liabilities, losses, costs, damages, expenses arising from the transactions contemplated under, or actions taken in compliance with, this Agreement), including, without limitation, the reasonable costs of defending against any of the foregoing, to which any Indemnified Party may become subject or may suffer or incur in any way in relation to or arising from a Third Party Claim, regardless of whether or not any such Third Party Claim is ultimately successful, and in respect of any good faith judgment or settlement which is made in respect of any such Third Party Claim in accordance with the terms hereof, provided however, the foregoing shall not include any liabilities, claims, actions, proceedings, losses, costs, damages or expenses arising out of or relating to any act or omission of an Indemnified Party that is determined to have constituted fraud, gross negligence, willful misconduct or bad faith; provided further that the Company shall not be liable to or obligated to indemnify an Indemnified Party if the Third Party Claim is in respect of a dispute between the Indemnified Parties or is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the fraud, negligence or wilful misconduct of the Indemnified Party or from a breach of its obligations in connection with this Agreement. If any Third Party Claim is asserted against any Indemnified Party or if any potential Third Party Claim contemplated hereby comes to the knowledge of any Indemnified Party, the Indemnified Party shall notify the Company as soon as reasonably possible of the nature and particulars of such Third Party Claim (provided that any failure to so notify the Company shall not affect the Company’s liability hereunder except to the extent that the Company is prejudiced thereby and then only to the extent of any such prejudice) and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume at its expense the defence of any suit brought to enforce such Third Party Claim; provided that the defence of such Third Party Claim shall be conducted through legal counsel reasonably acceptable to the Indemnified Party and that no admission of liability or settlement in respect of any such Third Party Claim may be made by the Company (other than a settlement that (a) includes a full and unconditional release of the Indemnified Party without any admission or attribution of fault or liability on their part, and (b) does not require any Indemnified Party to pay any amount or agree to any ongoing covenants) or the Indemnified Party without, in each case, the prior written consent of the other, such consent not to be unreasonably withheld. In respect of any Third Party Claim, the Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Company fails to assume and diligently and actively prosecute the defence of the Third Party Claim on behalf of the Indemnified Party within ten Business Days after the Company has received notice of the Third Party Claim, (ii) the Company and the Indemnified Party shall have mutually agreed to the retention of the separate or additional counsel, or (iii) the named parties to the Third Party Claim (including any added third or impleaded party) include both the Indemnified Party and the Company, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, in which case the Company shall not have the right to assume the exclusive defence of the Third Party Claim and the Company shall be liable to pay the reasonable fees and expenses of the separate or additional counsel for the Indemnified Party.

Section 4.3                                             Sponsor Covenants Regarding the Arrangement

(1)                                 Subject to Section 4.4, each of the Sponsors shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)                                 carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)                                 using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)                                  using its commercially reasonable efforts to effect all necessary registrations, filing and submissions of information required by Governmental Entities from the Sponsors relating to the Arrangement;

(d)                                 supporting, and not directly or indirectly objecting to, delaying, impeding, or taking any other action to interfere with, any foreign proceedings ancillary to the Canadian proceedings related to the Arrangement, including the Chapter 15 Proceedings (collectively, the “Ancillary Proceedings”) or any motion or other pleading filed in any Ancillary Proceeding consistent with this Agreement in furtherance of the Arrangement; and

(e)                                  not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or impede the consummation of the Arrangement.

(2)                                 Each of the Sponsors shall promptly notify the Company in writing of:

(a)                                 any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement; or

(b)                                 unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Sponsors shall contemporaneously provide a copy of any such written notice or communication to the Company).

(3)                                 Each of the Sponsors:

(a)                                 subject to Section 6.1, shall vote or shall cause to be voted all Company Common Shares and Company Notes that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercise control:

(i)                                     in favour of the Arrangement Resolutions at the Company Meetings and not withdraw any proxy, withdraw any voting instruction form or otherwise change its or its affiliated investment funds’ vote in respect thereof; and

(ii)                                  against any resolution or to oppose any action proposed that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the transactions contemplated hereby or that could impede delay or interfere with the completion of the transactions contemplated hereby and against any approval of any Acquisition Proposal not made by a Sponsor or its affiliated investment funds;

(b)                                 shall not, and shall cause its affiliated investment funds not to, option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Company Common Shares or Company Notes that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercise control, directly or indirectly, as of the date hereof, or enter into any agreement, arrangement or understanding in connection therewith, except following the public filing of the Company Circular: (i) to any other fund or account managed by the Sponsor or its affiliated investment funds for which the Sponsor or its affiliated investment funds has sole voting and investment discretion, including sole discretionary authority to manage or administer funds and continue to exercise sole investment and voting authority with respect to the transferred Company Common Shares and/or Company Notes, (ii) to any Person provided such Person agrees to be bound by the terms of a support agreement substantially in the form of the Voting Support Agreement with respect to the transferred Company Common Shares and/or Company Notes and, contemporaneously with the transfer, delivers such support agreement to the Company; or (iii) with the prior written consent of the Company; provided, that notwithstanding anything to the contrary herein, (A) for the avoidance of doubt, each Sponsor and its affiliated investment funds may, subject to applicable Laws, purchase or acquire Company Notes at any time, and (B) each Sponsor and their respective affiliated investment funds may, subject to applicable Laws, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Company Notes that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercises control, directly or indirectly, to the extent that, following such transfer, sale, gift, pledge, hypothecation, encumbrance or other disposition, the aggregate number of Company Common Shares or Company Notes, respectively, beneficially owned by such Sponsor and its affiliated investment funds is equal to or greater than the aggregate number of Company Common Shares and Company Notes, respectively, beneficially owned by such Sponsor and its affiliated investment funds as of the date hereof;

(c)                                  shall not, and shall not permit any of its affiliated investment funds to:

(i)                                     solicit proxies, or become a participant, organize or act as part of a group in a solicitation in opposition to, or in competition with, the Arrangement Agreement or the transactions contemplated hereby;

(ii)                                  assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Company in connection with the Arrangement Agreement or the transactions contemplated hereby; or

(iii)                             act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Arrangement Agreement or the transactions contemplated hereby;

(d)                                 shall not, and shall cause its affiliated investment funds not to, vote or grant to any person other than the Company, or any person designated by the Company, a proxy or power of attorney to vote, or deliver any voting instruction form, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote Company Common Shares and Company Notes that it or its affiliated investment funds beneficially own or over which it its affiliated investment funds exercise control, directly or indirectly, other than pursuant to this Section 4.3(3);

(e)                                  subject to Section 6.1, shall deliver, or cause to be delivered, to the Company’s transfer agent, or as otherwise directed by the Company, after receipt of the Company Circular and other proxy materials, on a timely basis and in advance of any deadlines established for the submission of votes or proxies (the “Voting Deadline”) a duly executed proxy (or voting instruction form or other similar voting document, as applicable) directing that all Company Common Shares or

Company Notes, as applicable, that it or its affiliated investment funds beneficially own or over which it or its affiliated investment funds exercise control, directly or indirectly, on the date hereof, be voted at the applicable Company Meetings in favour of the applicable Arrangement Resolution, and provide copies of all such documents or evidence of such instructions to the Company concurrently with their delivery as provided for above;

(f)                                   hereby revokes, and agrees to cause its affiliated investment funds to revoke, any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Section 4.3(3) and agrees not to, and to cause its affiliated investment funds not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Section 4.3(3), except as expressly required or permitted by this Section 4.3(3); and

(g)                                  hereby waives and agrees, and to cause its affiliated investment funds to waive and agree, not to exercise, any rights of appraisal or rights of dissent that it or its affiliated investment funds may have arising in relation to the Arrangement.

Section 4.4                                             Regulatory Approvals

(1)                                 As soon as reasonably practicable after the date hereof, each Party, or where appropriate, all Parties jointly, shall make (or cause to be made) all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals.

(2)                                 Subject to Law, the Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including by:

(a)                                 providing one another with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity (except for notices and information which a Party reasonably considers to be confidential or sensitive, which such Party shall provide on a “counsel only” basis);

(b)                                 providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or advisable, in connection with obtaining the Regulatory Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation; and

(c)                                  keeping one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and promptly notifying each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and not making any submissions or filings, participating in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(3)                                 The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis. Related thereto, the Parties, as applicable, shall promptly notify any Governmental Entity that is responsible for issuing a Regulatory Approval that it is prepared to meet by telephone or in-person at the Governmental Entity’s offices, with a view to obtaining the Regulatory Approvals on an expedited basis.

(4)                                 If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(5)                                 Notwithstanding anything to the contrary herein, no Party shall be required to agree to any structural or conduct remedy or to litigate in order to obtain the Regulatory Approvals, including, without limitation, the divestiture of assets, or undertaking of any form of behavioural remedy.

Section 4.5                                   Sponsor Financing Commitments

(1)                                 No Amendments to Commitment Letters. Subject to the terms and conditions of this Section 4.5(1), the Sponsors will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letters if such amendment, modification or waiver would reasonably be expected to (a) reduce the aggregate amount of the Debt Financing to an amount below the Required Amount (unless the Equity Financing is increased by an equivalent amount); (b) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to delay or prevent funding of the Financing, or the satisfaction of the conditions to the Financing; (c) impose new or additional obligations on the Company under the Debt Commitment Letter; or (d) adversely impact in any material respect the ability of the Non-Lender Parties to enforce their rights against the other parties to the Commitment Letters or the definitive agreements with respect thereto (provided, however, that the Sponsors may cause the Debt Commitment Letter to be amended to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed such Debt Commitment Letter as of the date hereof). Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Apollo Equity Commitment Letter as amended or modified in compliance with this Section 4.5(1) and the GSO Equity Financing; and (2) “Apollo Equity Commitment Letter,” “Debt Commitment Letter” or “Commitment Letters” will include such documents as amended or modified in compliance with this Section 4.5(1).

(2)                                 Taking of Necessary Actions. The Sponsors will use their reasonable best efforts to cause to be taken all actions and cause to be done all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) described in the Commitment Letters and any related Fee Letter, including using reasonable best efforts to: (a) cause the Non-Lender Parties to maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof; (b) cause the Non- Lender Parties to negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter and related Fee Letter; (c) cause the Non-Lender Parties to satisfy on a timely basis all conditions to funding that are applicable to the Non-Lender Parties in the Debt Commitment Letter and such definitive agreements thereto that are within their control (or, if deemed advisable by the Sponsors, cause the Non-Lender Parties to seek the waiver of conditions applicable to the Non-Lender Parties contained in such Debt Commitment Letter); (d) consummate the Financing, including using reasonable best efforts to cause the Sponsor Financing Sources to fund the Debt Financing at the Closing; (e) cause the Non-Lender Parties to comply with their obligations pursuant to the Commitment Letters; and (f) cause the Non-Lender Parties to enforce their rights pursuant to the Commitment Letters.

(3)                                 Information. The Sponsors shall (a) upon the request of the Company, update the Company in reasonable detail on the status of its efforts to arrange the Financing; and (b) promptly provide the Company with copies of all executed amendments, modifications or waivers to any of the Commitment Letters or related Fee Letters (which may be delivered with the fee amounts, “flex” terms and other economic terms therein redacted in a customary manner so long as no redaction covers provisions related to conditionality, availability or termination of the Financing) and definitive agreements related to the Debt Financing. Without limiting the generality of the foregoing, the Sponsors shall give the Company prompt notice (i) of any material breach or default by any party to the Commitment Letters or definitive agreements related to the Financing of which the Sponsors become aware; (ii) of the receipt by the Sponsors of any written notice or communication from any Sponsor Financing Source with respect to any (A) material breach, default, termination or repudiation by any party to the Commitment Letters or any definitive agreements related to the Financing of any provisions of the Commitment Letters or such definitive agreements; or (B) dispute or disagreement between or among any parties to the Commitment Letters or any definitive agreements related to the Financing that would reasonably be expected to prevent or materially delay the Closing; and (iii) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of the Sponsors to obtain all or any portion of the Debt Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Debt Commitment Letter.

(4)                                 Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the “flex” provisions) contemplated in the Debt Commitment Letter, then the Sponsors will provide prompt written notice of such event to the Company and use their reasonable best efforts to arrange, as promptly as practicable following the occurrence of such event, (i) alternative financing from alternative sources on terms and conditions (including conditions precedent to the funding and including the “flex” provisions) not less favourable to the Company than those contained in the Debt Commitment Letter (after taking into account any “flex” provisions included in any related Fee Letter) and in an amount sufficient to fund the Required Amount or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”); and (ii) one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which New Debt Commitment Letter will replace the existing Debt Commitment Letter in whole or in part. The Sponsors will promptly provide a copy of any New Debt Commitment Letter (and any fee letter in connection therewith, which may be delivered with the fee amounts, “flex” terms and other economic terms therein redacted in a customary manner so long as no redaction covers provisions relating to conditionality, availability or termination of the Alternate Debt Financing) to the Company. In the event that any New Debt Commitment Letter is obtained, (A) any reference in this Agreement to the “Commitment Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect; and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” will mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing.

(5)                                 Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 4.5 will require, and in no event will the reasonable best efforts of the Sponsors be deemed or construed to require the Sponsors to: (a) bring any enforcement action against any source of the Debt Financing to enforce its rights pursuant to the Debt Commitment Letter, (b) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Apollo Equity Commitment Letter or this Agreement; or (c) pay or incur any fees in excess of those contemplated by the Commitment Letters and related Fee Letters.

Section 4.6                                   Access to Information; Confidentiality

(1)                                 Subject to Law, the Company shall: (a) give the Sponsors upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) senior personnel, so long as, in each case, the access does not unduly interfere with the Ordinary Course conduct of the business of the Company, and (iv) Contracts; and (b) subject to applicable Law, give the Sponsors copies of the Company’s monthly management reports, reports or presentations relating to the Company’s financial condition and operations, and such other financial and operating data or other information with respect to the assets or business of the Company as the Sponsors reasonably request from time to time.

(2)                                 The Company and Apollo Sponsor agree that the term of the Apollo Confidentiality Agreement is extended until the termination of this Agreement.

(3)                                 The Company and each GSO Sponsor agree that the term of the GSO Confidentiality Agreement is extended until the termination of this Agreement.

(4)                                 Each Sponsor acknowledges that the applicable Confidentiality Agreement continues to apply to it and that any information provided under Section 4.6(1) that is non-public and/or proprietary in nature shall be subject to the terms of such Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the rights (including, without limitation, the rights of each Sponsor under Section 12 of such Confidentiality Agreement) and obligations under the Confidentiality Agreement, if any, shall survive the termination of this Agreement for one (1) year; provided, however, that in the event of the termination of this Agreement the Company shall make written Public Disclosure (as defined in the Confidentiality Agreement of each Sponsor) that contains all Cleansing Information (as defined in the Confidentiality Agreement of each Sponsor) as soon as reasonably practicable and, in any event within five (5) Business Days of such termination.

(5)                                 From the date hereof to the Effective Date, the Company shall, and shall cause its Subsidiaries to, and shall fully cooperate with the Sponsors and their Representatives for purposes of: (a) (i) collecting relevant information (including by the provision, upon reasonable notice, of all personnel and books and records of the Company and its Subsidiaries reasonably required for the purposes of assessing applicable jurisdictional legal compliance and counterparty screening), (ii) performing a risk assessment, and (iii) implementing compliance measures that are (1) reasonably designed to ensure compliance by the Company with, and to avoid or mitigate risks associated with, applicable Laws (the “Compliance Programme”) and (2) reasonably satisfactory to the Sponsors and (b) taking such other actions as may be reasonably requested by the Sponsor to ensure that (i) the Company and its Subsidiaries do not engage in any transaction or maintain or enter into any relationship that would be contrary to the Compliance Programme, and (ii) any issues related to past transactions or relationships contrary to the Compliance Programme have been addressed to the reasonable satisfaction of the Sponsors.

Section 4.7                                   Privacy Matters

(1)                                 For the purposes of this Section 4.7, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing

Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(2)                                 Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated herein.

(3)                                 Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(4)                                 In addition to its other obligations hereunder, Recipient covenants and agrees to: (a) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions; (b) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (i) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; (c) where required by law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (d) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and (e) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(5)                                 Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to applicable Laws.

(6)                                 Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein.

Section 4.8                                   Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to Company Shareholders or Company Noteholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. The Company acknowledges that, as of the date hereof, it does not believe that the Company Common Share and Company Note holdings of the individual Sponsors are required by applicable Law to be disclosed by the Company in connection with this Agreement or the Arrangement; provided, however, that the Company is required by applicable Law to disclose the aggregate holdings of the Sponsors.

Section 4.9                                   Notice and Cure Provisions

(1)                                 Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)                                 cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time;

(b)                                 result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement; or

(c)                                  result in the failure to achieve any Milestone Dates.

(2)                                 Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)                                 No Sponsor may elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(i) or Section 8.2(1)(d)(ii) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(c)(i), unless the Party or

Parties seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party or Parties (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of: (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meetings, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meetings to the earlier of (y) five (5) Business Days prior to the Outside Date and (z) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10                            Insurance and Indemnification

(1)                                 Prior to the Effective Date, the Company shall purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided that the Sponsors shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost therefor does not exceed 200% of the annual premiums currently in effect, and the Company and its Subsidiaries shall maintain such tail or run-off policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

(2)                                 From and after the Effective Date, the Sponsors shall cause the Company and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. The provisions of this Section 4.10 shall be binding, jointly and severally, on all successors of the Sponsors.

(3)                                 If the Company or any of its Subsidiaries or any of their respective successors or assigns: (a) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger; or (b) transfers all or substantially all of its properties and assets to any Person, the Sponsors shall, from and after the Effective Date, ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.10.

Section 4.11                            Company Director and Governance Matters

The Company shall use its commercially reasonable efforts to cause to be delivered to the Company on the Effective Date resignations of the members of the Board, effective upon the consummation of the Continuance and Domestication. The Company and the Sponsors will use their commercially reasonable efforts to identify the replacement members of the Board, including in accordance with the Governance Term Sheet, prior to the mailing of the Meeting Materials.

Section 4.12                            Financing Matters

(1)                                 Cooperation. The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to provide the Sponsors with all cooperation reasonably requested by the Sponsors to assist them in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by the Sponsors in connection with the Sponsors obtaining the Debt Financing, including:

(a)                                 participating (and causing senior management and Representatives of the Company to participate) in a reasonable number of meetings, calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions) and sessions with rating agencies, in each case at mutually convenient times and locations;

(b)                                 assisting the Sponsors and the Sponsors Financing Sources with the timely preparation of customary rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing;

(c)                                  assisting the Sponsors with the preparation of pro forma financial information and pro forma financial statements to the extent required by applicable Canadian securities Laws and regulations or necessary or reasonably requested by the Sponsors or the Sponsor Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (i) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt financing or (ii) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(d)                                 executing and delivering (but not prior to the Closing) any pledge and security documents, account control agreements, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by the Sponsors or the Sponsor Financing Sources (including, without limitation a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an annex to the Debt Commitment Letter, a borrowing request and VCOC information letters) and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(e)                                  informing the Sponsors if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Board shall have actual knowledge of any facts as a result of which a restatement of any financial statements to comply with IFRS is probable;

(f)                                   cooperating with the Sponsors to obtain customary and reasonable landlord waivers and non-estoppels as reasonably requested by the Sponsors;

(g)                                  (i) delivering notices of prepayment, notices of redemption and/or notices of discharge (and, in each case, any related officers certificates or opinions) within the time periods required by the Credit Agreement, and (ii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered to the Sponsors in respect of the termination of the Credit Facility no later than three (3) Business Days prior to the Effective Date, and giving all other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of the Credit Facility;

(h)                                 providing authorization letters to the Sponsor Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Sponsor Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities;

(i)                                     furnishing to the Sponsors and the Sponsor Financing Sources (i) the unaudited consolidated balance sheet and the related unaudited statements of income and cash flows of the Company as of the end of a fiscal quarter within 45 days after the end of any such quarter that is not a fiscal year end, (ii) the audited consolidated balance sheet and the related audited statements of income and cash flows of the Company as of the end of a fiscal year within 90 days after the end of such fiscal year, and (iii) with the unaudited condensed statement of income and “flash reports” prepared by management as of the end of a month, it being understood that the Company provides full financial statements each quarter and fiscal year end, but only condensed income statements on a monthly basis within 22 calendar days after non-quarter end month, within 29 calendar days after a quarter end month and that is not a fiscal year end and within 58 calendar days after a fiscal year end;

(j)                                    requesting that its independent auditors to (i) provide, consistent with customary practice, reasonable assistance to the Sponsors in connection with the preparation of pro forma financial statements and information and (ii) attend accounting due diligence sessions;

(k)                                 taking all corporate and other actions, subject to the occurrence of the Effective Date, reasonably requested by the Sponsors to (i) facilitate the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any of its Subsidiaries to the Company); and (ii) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Company or any of its Subsidiaries concurrently with or immediately following the Effective Time; and

(l)                                     providing the Sponsors and the Sponsor Financing Sources at least five (5) Business Days prior to the Closing with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by the Sponsors at least ten (10) Business Days prior to the Effective Date relating to applicable “know your customer” and anti-money laundering rules and regulations.

(2)                                 Obligations of the Company. Nothing in this Section 4.12 will require the Company or any of its Subsidiaries to: (a) agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement; (b) enter into any definitive agreement that is not contingent on the Effective Time; (c) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; or (d) take any action that, in the good faith determination of the Company, (i) would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries; (ii) in respect of which the Company believes, in good faith, it would not be indemnified in accordance with Section 4.12(6) (including as a result of the limitations on liability in Section 9.5) or (iii) create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, (A) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)) will be effective until the Effective Time and (B) neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 4.12 will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 4.12 that could reasonably be expected to result in personal liability to such Representative; (2) the pre-Closing Board to approve any financing or Contracts related thereto prior to the Closing; (3) the Company and its Subsidiaries to take any action that would (i) conflict with or violate its organizational documents or any applicable Laws or (ii) result in, prior to the Closing, a violation or breach of, or default under, any agreement to which the Company or any of it is Subsidiaries is a party, in the case of this clause (ii), if such violation, breach or default would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; and (4) the Company and its Subsidiaries to provide any information the disclosure of which is prohibited or restricted under applicable Law or which would result in such information no longer having the benefit or potential benefit of solicitor client privilege.

(3)                                 Updates. The Sponsors may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 4.12 at any time, and from time to time and on multiple occasions, between the date hereof and the Effective Date.

(4)                                 Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; (ii) solely in connection with the transactions contemplated by this Agreement (including, but not limited to, the Financing); and (iii) in a manner consistent with the other terms and conditions that the Company reasonably imposes.

(5)                                 Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreements, except that the Sponsors will be permitted to disclose such information to any Sponsor Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing (and to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreements as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(6)                                 Indemnification. The Company, its Subsidiaries and its and their respective Representatives will be indemnified and held harmless by the Sponsors from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith (other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of the Company and its Subsidiaries or, in each case, their respective Representatives).

Section 4.13                                   MMGSA Note Matters

(1)                                 The Company, in consultation with the Sponsors, shall take all actions reasonably requested or required to effect the MMGSA Note Redemption pursuant to the applicable provisions of the MMGSA Note Indenture. Without limiting the generality of the foregoing, the Company shall prepare all necessary and appropriate documentation in accordance with the terms of the MMGSA Note Indenture, including all required officer’s certificates, notices of redemption and opinions of counsel that may be required in connection with the MMGSA Note Redemption (collectively, the “MMGSA Note Redemption Documents”). The Parties shall, and shall cause their respective Representatives and Subsidiaries to, reasonably cooperate with each other in the preparation of any MMGSA Note Redemption Documents. The MMGSA Note Redemption Documents shall be subject to the prior review of, and comment by, the Sponsors and their counsel, and shall be acceptable to them, acting reasonably.

(2)                          At the time of the Closing, the amount of cash necessary for the Company to consummate the MMGSA Note Redemption shall have been funded to the MMGSA Note Trustee as required by the MMGSA Note Indenture.

Section 4.14                            TSX Delisting and Reporting Issuer Status

The Company and the Sponsors shall use their commercially reasonable efforts to: (a) take such actions and file such applications prior to the Effective Date as are reasonably necessary to cause the Company Common Shares and the New Company Common Shares to be de-listed from the TSX promptly (and in no event more than ten (10) days) following Closing; and (b) take such actions and file such applications prior to the Effective Date as are reasonably necessary to cause the Company to cease to be a reporting issuer in each province and territory of Canada promptly following the Closing.

Section 4.15                            Pre-Acquisition Reorganization

(1)                                 Subject to Section 4.15(2), the Company agrees that, upon request of the Sponsors, the Company shall: (a) perform the reorganizations set forth in Section 4.15(1) of the Company Disclosure Letter and (b) perform such other reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Sponsors may request, acting reasonably (the reorganizations set forth in the immediately foregoing clauses (a) and (b), the “Pre-Acquisition Reorganization”), and (c) cooperate with the Sponsors and its advisors to determine the nature of the Pre- Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)                                 The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.15(1) unless such Pre-Acquisition Reorganization:

(a)                                 can be completed within three (3) Business Days of the Effective Date or in conjunction with the Arrangement;

(b)                                 is not prejudicial to the Company, the Company Shareholders, the lenders under the Credit Facility, Sponsor Financing Sources, the Company Noteholders or the MMGSA Noteholders, in any respect; and

(c)                                  does not impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement.

(3)                                 The Sponsors must provide written notice to the Company of any proposed Pre- Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Sponsors shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement.

(4)                                 Each of the Sponsors agrees that it shall be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at the Sponsors’ request and indemnify and save harmless the Company and its Affiliates from and against any and all liabilities, losses, damages, claims, costs, Taxes, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

Section 4.16                            Continuance and Domestication.

(1)                                 Prior to the Effective Time, the Company shall use commercially reasonable efforts to (subject only to the completion of the Arrangement) prepare for and assist the Sponsors in connection with the continuance of the Company out of the laws of Canada pursuant to Section 187 of the CBCA (the “Continuance”) and the domestication of the Company under the laws of the State of Delaware pursuant to Section 388 of the General Corporation Law of the State of Delaware (or such other jurisdiction designated by the Sponsors) immediately following the Effective Time (the “Domestication” and, together with the Continuance, the “Continuance and Domestication”), including: (a) cooperating with the Sponsors in preparing and finalizing all documentation required for the Continuance and Domestication; and (b) proceeding with and diligently prosecuting any necessary consents and approvals from Governmental Entities or other third parties. The Parties acknowledge and agree that the Continuance and Domestication is intended to be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

Section 4.17                            Put Option Payment.

(1)                                 The Company and the Sponsors hereby acknowledge and agree that, in consideration for the agreement by the Sponsors to fund the amounts contemplated in Section 2.10(1) and Section 2.10(2), including up to the Maximum New Capital Offering Amount (as defined in the Plan of Arrangement) in connection with the New Capital Offering (as defined in the Plan of Arrangement), immediately following the Continuance and Domestication, the Company shall issue to (a) the Apollo Sponsor, 7,284,441 shares of common stock, par value $0.01, of the Company, and (b) the GSO Sponsors, 5,215,559 shares of common stock, par value $0.01, allocated and distributed on a pro rata basis in proportion to the GSO Pro Rata Share of each such GSO Sponsor (the amounts set forth in the immediately foregoing clauses (a) and (b), the “Put Option Payment”).

(2)                                 The Company covenants and agrees that (i) the amount of the Put Option Payment shall be owing as of the Effective Date and shall be satisfied immediately following the Continuance and Domestication; (ii) that the Put Option Payment shall not be refundable under any circumstance or creditable against any other amount paid or to be paid in connection with this Agreement, any of the transactions contemplated by this Agreement or otherwise; (iii) that the Put Option Payment shall be issued without setoff or recoupment and shall not be subject to defense or offset on account of any claim, defense or counterclaim; (iv) that the Put Option Payment shall be issued free and clear of and without deduction for any and all applicable taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto; and (v) to treat the Put Option Payment for U.S. federal income tax purposes as a premium for an option to put common shares of the Company up to an amount equal to the Maximum New Capital Offering Amount (as defined in the Plan of Arrangement) to the Sponsors unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Code. For the avoidance of doubt, if the Closing does not occur for any reason, the Company shall not be liable for, and shall have no obligation in respect of, the Put Option Payment, which shall only be issued upon, and subject to, the Closing.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1                                   Non-Solicitation

(1)                                 Except as otherwise provided in this Article 5, from and after the date of this Agreement until the earlier of the Effective Time or the date upon which this Agreement is terminated pursuant to Section 8.2, the Company shall not, directly or indirectly, through any Representatives, and shall not permit any such Person to:

(a)                                 solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of Contract, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)                                 participate in any discussions or negotiations with any Person (other than a Sponsor) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may (i) communicate with any Person who has made an unsolicited Acquisition Proposal for the purposes of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such proposal would constitute a Superior Proposal and (ii) advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal;

(c)                                  make a Change in Recommendation;

(d)                                 accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than three (3) Business Days following the announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such three (3) Business Day period); or

(e)                                  enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(d)).

(2)                                 From and after the date of this Agreement until the earlier of the Effective Time or the date upon which this Agreement is terminated pursuant to Section 8.2, the Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than any Sponsor) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)                                 discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(b)                                 request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Sponsors since June 30, 2016; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with to the extent the Company is entitled.

(3)                                 The Company represents and warrants, covenants and agrees that: (a) it shall take all commercially reasonable action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party; and (b) neither the Company, nor any Subsidiary nor any of their respective Representatives have released or will, without the prior written consent of the Sponsors, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged by the Sponsors that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2                                   Notification of Acquisition Proposals

From and after the date of this Agreement, if the Company or any of its Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall: (a) immediately notify the Sponsors, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person); and (b) at the reasonable request of the Sponsors, shall keep the Sponsors reasonably informed of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to the terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3                                   Responding to an Acquisition Proposal

From and after the date of this Agreement and notwithstanding Section 5.1(1) through Section 5.1(3), inclusive, or any other agreement between the Parties or between the Company and any other Person, if at any time, prior to obtaining the Required Securityholder Approvals, the Company receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, the Company may enter into, engage and participate in, facilitate and maintain, discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)                                 the Board first determines in good faith, after consultation with the Company’s financial advisor(s) and outside legal counsel, that (i) such inquiry, proposal or offer constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (notwithstanding that such inquiry, proposal offer may be subject to a financing and/or due diligence condition at such time), and (ii) failure to enter into, engage and participate in, facilitate and maintain, discussions or negotiations with, and otherwise cooperate with and assist, such Person would be inconsistent with its fiduciary duties;

(b)                                 such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Company or any of its Subsidiaries;

(c)                                  such inquiry, proposal or offer did not result from a breach by the Company of its obligations under this Article 5 and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Sponsors; and

(d)                                 prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person.

Section 5.4                                   Right to Match

(1)                                 If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Securityholder Approvals, the Board may, subject to compliance with Section 9.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)                                 the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)                                 such Acquisition Proposal did not result from a material breach by the Company of its obligations under this Article 5;

(c)                                  the Company has delivered to the Sponsors a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)                                 the Company has provided the Sponsors with a copy of the proposed definitive agreement for the Superior Proposal;

(e)                                  at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Sponsors received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)                                   during any Matching Period, the Sponsors have had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)                                  if the Sponsors have offered to amend this Agreement and the Arrangement under Section 5.4(2), the Board has determined in good faith, after consultation with the Company’s financial advisor(s) and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Sponsors under Section 5.4(2);

(h)                                 the Board has determined in good faith, after consultation with the Company’s outside legal counsel that failure to enter in a definitive agreement with respect to such Superior Proposal and/or failure to withdraw or modify the Board Recommendation, in each case, would be inconsistent with its fiduciary duties; and

(i)                                     prior to, or concurrently with, entering into such definitive agreement the Company terminates this Agreement pursuant to Section 8.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 9.2(3)(b).

(2)                                 During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Sponsors under Section 5.4(1)(g) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Sponsors to make such amendments to the terms of this Agreement and the Arrangement as would enable the Sponsors to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Sponsors and the Company, and the Sponsors shall amend this Agreement to reflect such offer made by the Sponsors, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)                                 Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Sponsors shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Sponsors received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)                                 The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or if the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal, as the case may be. The Company shall provide the Sponsors and their respective outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments thereon.

(5)                                 If the Company provides a Superior Proposal Notice to the Sponsors within seven (7) days of the Company Meetings, the Company may adjourn or postpone the Company Meetings to a date that is not more than five (5) Business Days after the scheduled date of the Company Meetings.

(6)                                 Nothing in this agreement shall prevent the Board from complying with Part 2 — Division 3 of National Instrument - 62-104 Take Over Bids and Issuer Bids of the Canadian Securities Administrators and similar provisions under applicable Securities Laws relating to the provision of directors’ circulars in respect of an Acquisition Proposal that is not a Superior Proposal.

(7)                                 Each of the Sponsors agrees that all information that may be provided to it by the Company with respect to any actual or contemplated Superior Proposal pursuant to this Article 5 shall be treated as if it were “Confidential Information” as that term is defined in their respective Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of such applicable Confidentiality Agreement, in accordance with Section 4.6(4), or in order to enforce their rights under this Agreement in legal proceedings.

Section 5.5                                   Breach by Subsidiaries and Representatives

The Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5. Any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS TO SUPPORT OBLIGATIONS

Section 6.1                                   Conditions Precedent to Sponsors’ Support Obligations

The obligations of each Sponsor pursuant to Section 4.3(3)(a) and Section 4.3(3)(e) shall be subject to the satisfaction of the following conditions prior to the date that is 10 Business Days prior to the Voting Deadline, each of which, if not satisfied prior to date that is ten Business Days prior to the Voting Deadline, can only be waived by each such Sponsor (provided that such conditions shall not be enforceable by a Sponsor if any failure to satisfy such conditions results from an action, error or omission by or within the control of such Sponsor seeking enforcement):

(1)                                 Definitive Documents. The Interim Order, the Plan of Arrangement and all other Definitive Documents filed or distributed by or on behalf of the Company in the CBCA Proceedings up to the date that is 10 Business Days prior to the Voting Deadline, shall contain terms and conditions consistent in all material respects with this Agreement and shall otherwise be acceptable to the Sponsors, acting reasonably and in a manner consistent with this Agreement.

(2)                                 Representations and Warranties. The representations and warranties of the Company:

(a)                                 that are set forth in paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (14) [Absence of Certain Changes or Events], (34) [Financial Advisor Opinion], (35) [Brokers] and (42) [Other Agreements] of Schedule E were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of the date that is 10 Business Days prior to the Voting Deadline as if made at such time,

(b)                                 that are set forth in paragraphs (4) [Governmental Authorization], (5) [Non-Contravention], (37) [Money Laundering], (38) [Export Controls], (39) [Sanctions] and (40) [Anti-Corruption] of Schedule E were true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all material respects as of the date that is 10 Business Days prior to the Voting Deadline as if made at such time,

(c)                                  that are set forth in subparagraphs (a) through (f), inclusive, of paragraph (6) [Capitalization] of Schedule E were true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and are true and correct in all respects (other than de minimis inaccuracies) as of the date that is 10 Business Days prior to the Voting Deadline as if made at such time, and

(d)                                 other than those to which Section 6.1(2)(a), Section 6.1(2)(b) or Section 6.1(2)(c) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date that is 10 Business Days prior to the Voting Deadline as if made at such time, except, in the case of this clause (d), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect, except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Sponsors, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Sponsors and dated the date that is 10 Business Days prior to the Voting Deadline.

(3)                                 Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the date that is 10 Business Days prior to the Voting Deadline.

(4)                                 Illegality. As of the date that is 10 Business Days prior to the Voting Deadline, no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Sponsors from consummating the Arrangement (other than a Law relating to a regulatory approval that is not a Regulatory Approval).

ARTICLE 7

CONDITIONS TO THE ARRANGEMENT

Section 7.1                         Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)                                 Arrangement Shareholder Resolution. The Arrangement Shareholder Resolution has been approved and adopted by the Company Shareholders at the Company Shareholder Meeting in accordance with the Interim Order.

(2)                                 Arrangement Noteholder Resolution. The Arrangement Noteholder Resolution has been approved and adopted by the Company Noteholders at the Company Noteholder Meeting in accordance with the Interim Order.

(3)                                 Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to the Company or any Sponsor, each acting reasonably, on appeal or otherwise.

(4)                                 Regulatory Approvals. Each of the Regulatory Approvals has been received and is in force and has not been modified.

(5)                                 Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the CBCA in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Sponsors, each acting reasonably.

(6)                                 Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Sponsors from consummating the Arrangement (other than a Law relating to a regulatory approval that is not a Regulatory Approval).

(7)                                 Chapter 15 Recognition. The U.S. Court has entered the U.S. Recognition Order, and such order has not been set aside or modified in a manner unacceptable to the Company or any Sponsor, each acting reasonably, on appeal or otherwise.

(8)                                 Credit Facility Refinancing. The Debt Commitment Letter shall not have been terminated and the Sponsors shall be satisfied, acting reasonably, that the Credit Facility Refinancing and the funding of the Debt Financing in a manner consistent in all material respects with the terms and conditions of the Debt Commitment Letter shall occur prior to or concurrently with the Closing (the “Credit Facility Refinancing Condition”).

(9)                                 Continuance and Domestication. The Continuance and Domestication Resolution has been approved and adopted by the Company Shareholders at the Company Shareholder Meeting and arrangements reasonably satisfactory to the Sponsors for the Continuance and Domestication shall have been made.

Section 7.2                         Additional Conditions Precedent to the Obligations of the Sponsors

The Sponsors are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Sponsors and may only be waived, in whole or in part, by the Sponsors in their sole discretion:

(1)                                 Representations and Warranties. The representations and warranties of the Company:

(a)                                 that are set forth in paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (14) [Absence of Certain Changes or Events], (34) [Financial Advisor Opinion], (35) [Brokers] and (42) [Other Agreements] of Schedule E were true and correct in all respects as of the date of this Agreement and are true and correct in all respects as of Effective Time as if made at such time,

(b)                                 that are set forth in paragraphs (4) [Governmental Authorization], (5) [Non-Contravention], (37) [Money Laundering], (38) [Export Controls], (39) [Sanctions] and (40) [Anti-Corruption] of Schedule E were true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all material respects as of Effective Time as if made at such time,

(c)                                  that are set forth in subparagraphs (a) through (f), inclusive, of paragraph (6) [Capitalization] of Schedule E were true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and are true and correct in all respects (other than de minimis inaccuracies) as of the Effective Time as if made at such time, and

(d)                                 other than those to which Section 7.2(1)(a), Section 7.2(1)(b) or Section 7.2(1)(c) applies, were true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and are true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) as of the Effective Time as if made at such time, except, in the case of this clause (d), where the failure to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect, except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Sponsors, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Sponsors and dated the Effective Date.

(2)                                 Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date, and has delivered a certificate confirming same to the Sponsors, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Sponsors and dated the Effective Date.

(3)                                 Dissent Rights. The aggregate number of Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn as at 5:00 p.m. on the Determination Date shall not exceed five per-cent (5%) of the issued and outstanding Company Common Shares.

(4)                                 MMGSA Note Redemption. The MMGSA Note Redemption shall have occurred substantially concurrently with Closing pursuant to the terms of this Agreement.

(5)                                 Material Adverse Effect. Since the date of this Agreement there shall not have occurred any Material Adverse Effect.

(6)                                 Definitive Documents. Each of the Definitive Documents shall contain terms and conditions consistent in all material respects with this Agreement.

(7)                                 Fees and Expenses. The Sponsors shall have been reimbursed the reasonable fees and expenses, in accordance with Section 4.2(4) of this Agreement and applicable engagement letters among the Sponsors and their advisors, including amounts in respect of an estimate of any fees and expenses expected to be incurred up to and following completion of the Arrangement, provided the Sponsors shall have advised the Company of those expenses at least five (5) Business Days prior to the Effective Date.

(8)                                 Governance. The Company shall have entered into, executed, delivered, and filed, as applicable, any organizational and governance documents necessary to reflect the terms of the Governance Term Sheet, including a fully executed securityholders agreement entered into by and among the Company and each of the Sponsors reflecting the Governance Term Sheet, in each case, which organizational, governance, and securityholders agreements shall be in form and substance acceptable to the Sponsors, acting reasonably.

Section 7.3                                   Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)                                 Representations and Warranties. The representations and warranties of each of the Sponsors were true and correct in all material respects as of the date of this Agreement and are true and correct as of the Effective Time except to the extent that the failure or failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the transactions contemplated by this Agreement, and each of the Sponsors has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)                                 Performance of Covenants. Each of the Sponsors has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time except to the extent that the failure or failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the transactions contemplated by this Agreement, and each of the Sponsors has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

Section 7.4                                   Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 8

TERM AND TERMINATION

Section 8.1                                   Term

This Agreement shall be effective from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms.

Section 8.2                                   Termination

(1)                                 This Agreement may be terminated prior to the Effective Time by:

(a)                                 the mutual written agreement of the Parties; or

(b)                                 the Company or any Sponsor, if:

(i)                                     the Required Securityholder Approvals are not obtained at the Company Meetings in accordance with the Interim Order, provided that a Sponsor may not terminate this Agreement pursuant to this Section 8.2(1)(b)(i) if the failure to obtain the Required Securityholder Approvals has been caused by, or is a result of, a breach by such Sponsor of any of its representations or warranties or the failure of such Sponsor to perform any of its covenants or agreements under this Agreement;

(ii)                                  after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or any Sponsor from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.2(1)(b)(ii) has used its commercially reasonable efforts to (to the extent within its control), as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)                               the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)                                  the Company if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any Sponsor under this Agreement occurs that would cause any condition in Section 7.3(1) [Sponsors Representations and Warranties Condition] or Section 7.3(2) [Sponsors

Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.9(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 7.2 not to be satisfied; or

(ii)                                  prior to obtaining the Required Securityholder Approvals, the Board authorizes the Company to enter into a definitive written agreement with respect to a Superior Proposal, provided the Company is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 9.2(3)(b).

(d)                                 any Sponsor if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in (x) Section 7.2(1) [Company Representations and Warranties Condition] or (y) Section 7.2(2) [Company Performance of Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.9(3); provided that no Sponsor is then in breach of this Agreement so as to cause any condition in Section 7.3 not to be satisfied;

(ii)                                  the milestones set forth in Section 2.1 (as may be extended or amended) have not been met;

(iii)                               the Board fails to recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm within three (3) Business Days after having been requested in writing by the Sponsors to do so, the Board Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal for more than three (3) Business Days after the first public announcement of an Acquisition Proposal (a “Change in Recommendation”); or

(iv)                              there has occurred a Material Adverse Effect after the date of this Agreement.

Section 8.3                            Effect of Termination/Survival

If this Agreement is no longer effective or is terminated pursuant to Section 8.1 or Section 8.2, this Agreement shall immediately become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement (other than as set forth in Section 9.5 and subject to the limitations set forth therein), each Party hereto shall be released from its commitments, undertakings and agreements under or related to this Agreement and any of the Definitive Documents, as applicable (including any and all tenders, votes, and consents), and there shall be no liability (other than as set forth in Section 9.5 and subject to the limitations set forth therein) or obligation on the part of any Party hereto, except that: (a) in the event the Agreement is no longer effective under Section 8.1 as a result of the Closing occurring, then those covenants that by their terms are to survive Closing shall survive in accordance with their terms (other than Section 4.15(4)); and (b) in the event of termination under Section 8.2, then Section 2.5(5), Section 2.5(6), Section 4.2(4), Section 4.2(5), Section 4.2(6), Section 4.12(6), Section 4.15(4), this Section 8.3 and Section 9.2 through to and including Section 9.17, and the provisions of the Confidentiality Agreements shall survive in accordance with their terms.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1                         Amendments

This Agreement, the Plan of Arrangement, and the Definitive Documents may, at any time and from time to time before or after the holding of the Company Meetings but not later than the Effective Time, be amended, modified, waived, restated, or supplemented by mutual written agreement of each of the Parties. Any such amendment may, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)                                  modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 modify any mutual conditions contained in this Agreement.

Notwithstanding anything in this Agreement to the contrary, Section 9.7, Section 9.11(4) and Section 9.17 and this sentence of this Section 9.1 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of such provisions) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to any of the Sponsor Financing Sources without the prior written consent of the Sponsor Financing Sources that as of the date of such amendment are providing the Debt Financing.

Section 9.2                                   Termination Fee

(1)                                 Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay 58.27553% of the Termination Fee to Apollo Sponsor and 41.72447% of the Termination Fee to GSO Capital, LP, for distribution to each of the GSO Sponsors, in each case in accordance with Section 9.2(3).

(2)                                 For the purposes of this Agreement, “Termination Fee” means C$1,500,000, and “Termination Fee Event” means the termination of this Agreement:

(a)                                 by any Sponsor, pursuant to Section 8.2(1)(d)(iii) [Change in Recommendation];

(b)                                 by the Company pursuant to Section 8.2(1)(c)(ii) [Superior Proposal];

(c)                                  by the Company or any Sponsor pursuant to Section 8.2(1)(b)(i) [Failure of Securityholders to Approve] or Section 8.2(1)(b)(iii) [Effective Time not prior to Outside Date], or by any Sponsor pursuant to Section 8.2(1)(d)(i) [Breach of Reps and Warranties or Covenants by Company] (solely in respect of clause (y) thereof), if:

(i)                                     prior to such termination, an Acquisition Proposal is publicly announced (or, in the case of a termination pursuant to Section 8.2(1)(d)(i) only, otherwise communicated to the Company) by any Person (other than any Sponsor or any of its Affiliates) or any Person (other than any Sponsor or any of its Affiliates) shall have publicly announced an intention to do so; and

(ii)                                  within one (1) year following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal, and an Acquisition Proposal is later consummated (whether or not within one (1) year after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50%” or more.

(3)                                 The Termination Fee shall be paid by the Company as follows, by wire transfer of immediately available funds:

(a)                                 if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(2)(a), within three (3) Business Days of the occurrence of such Termination Fee Event;

(b)                                 if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(2)(b), concurrently with such termination;

(c)                                  if a Termination Fee Event occurs due to a termination of this Agreement described in Section 9.2(2)(c) and the other requirements of Section 9.2(2)(c) are met, on the consummation of the Acquisition Proposal referred to in Section 9.2(2)(c).

(4)                                 Any Termination Fee payable by the Company pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, except as required by applicable Law.

(5)                                 The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Sponsors would not enter into this Agreement, and that the amounts set out in this Section 9.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Sponsors will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty.

(6)                                 If the Company fails to promptly pay any amount due pursuant to Section 9.2(2) and, in order to obtain such payment, any Sponsor commences an Action that results in a judgment against the Company for the amount set forth in Section 9.2(2) or any portion thereof, then the Company will pay or cause to be paid to the Sponsors, the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of the Sponsors in connection with such Action, together with interest on such amount or portion thereof at an annual rate equal to the prime rate, or a lesser rate that is the maximum permitted by applicable Law.

(7)                                 For greater certainty, the Company shall not be obligated to pay the Termination Fee more than once, in the aggregate, under this Section 9.2 if more than one Termination Fee Event occurs.

Section 9.3                                   Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email (where the sender receives an email from the recipient acknowledging receipt, provided a “read receipt” does not constitute acknowledgment of an email) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a) to the Company at:

Mood Media Corporation
1703 W. 5th St., Suite 600
Austin, Texas, USA
78703

Attention:	Steve Richards, President and Chief Executive Officer
Email:	steve.richards@moodmedia.com

with a required copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario, Canada

M5L 1B9

Attention:	Jeffrey M. Singer / J.R. Laffin
Email:	jsinger@stikeman.com / jrlaffin@stikeman.com

(b)    to the Sponsors at:

AP Mixtape Holdings, L.P.

c/o Apollo Global Management, LLC

9 West 57th Street

43rd Floor

New York, New York, United States

10019

Attention:	David Sambur / John Suydam
Email:	sambur@apollolp.com /jsuydam@apollolp.com

and

FS Investment Corporation

FS Investment Corporation II

Cobbs Creek LLC

Juniata River LLC

Race Street Funding LLC

Blackstone / GSO Strategic Credit Fund

c/o GSO / Blackstone Debt Funds Management LLC

345 Park Avenue, 31st Floor

New York, New York, United States 10154

Attention:	Eric Nadan
Email:	eric.nadan@gsocap.com / gsovaluationsgroup@gsocap.com

with a required copy to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario, Canada

M5H 2S7

Attention:	Michael Partridge / Brendan O’Neill

Email:	mpartridge@goodmans.ca / boneill@goodmans.ca

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York, United States

10019-6064

Attention:	Ross A. Fieldston / Jeffrey D. Saferstein

Email:	rfieldston@paulweiss.com / jsaferstein@paulweiss.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 9.4                  Several Liability; Acknowledgments.

(1)                                 If a term is used in this Agreement to refer to more than one (1) Party, then unless otherwise specified in this Agreement: (a) an obligation of those Parties is several and neither joint nor joint and several; (b) a right of those Parties is held by each of them severally; (c) any other reference to that Party or term is a reference to each of those Parties separately, such that a representation, warranty or covenant relates to each of them separately; (d) nothing contained herein, and no action taken by any Sponsor pursuant hereto shall be deemed to constitute the Sponsors as a partnership, an association or joint venture of any kind, or create a presumption that the Sponsors are in any way acting other than in their individual capacities; and (e) none of the Sponsors shall have any fiduciary duty or other duties or responsibilities in any kind or form to each other, the Company or any of the Company’s other lenders, noteholders or stakeholders as a result of this Agreement or the transactions contemplated hereby.

(2)                                 Each Sponsor acknowledges that: (a) no other Sponsor will be acting as agent of such Sponsor in connection with monitoring such Sponsor’s investment or enforcing its rights under this Agreement, the Definitive Documents, or any the other documents to be entered into in connection with the consummation of the Arrangement; and (b) any approval, waiver, or consent required by this Agreement or any Definitive Document that by its terms requires approval, waiver, or consent of either the Sponsor or the Sponsors shall require the approval, waiver, or consent of each of the Sponsors.

(3)                                 Without limiting the generality of Section 9.4(1): (a) the agreements, representations and obligations of the Sponsors under this Agreement are, in all respects, several and not joint or joint and several; and (b) except as otherwise expressly set forth herein, any damages, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties or other amounts payable by the Sponsor under this Agreement (including, for the avoidance of doubt, any amounts payable pursuant to Section 2.5(5), Section 4.12(6) or Section 4.15(4)) shall be apportioned and paid as follows: (a) 58.27553% by the Apollo

Sponsor and (b) 41.72447%, in the aggregate, by the GSO Sponsors on a pro rata basis (based on the proportion of the aggregate principal amount of Company Notes beneficially owned by each GSO Sponsor of the total Company Notes beneficially owned by all GSO Sponsors in the aggregate, as of the date hereof); provided, that, notwithstanding anything to the contrary herein but subject in all respects to Section 9.5, (a) each Sponsor shall be entitled to seek and receive contribution from and against each other Sponsor based on their comparative fault or responsibility for any act or omission giving rise to such damages, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties or other amounts payable by the Sponsor to the Company and (b) the Parties acknowledge and agree, that to the extent any damages, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties or other amounts payable to the Company relate to a breach by a Sponsor of such Sponsor’s representations and warranties under this Agreement, any such damages, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties or other amounts shall be entirely apportioned to and paid solely by (and the Company shall only have recourse against) such Sponsor (and, in the case of Apollo Sponsor only, the Apollo Guarantors, solely to the extent expressly provided in this Agreement and the Apollo Guarantee pursuant to the terms and subject to the conditions hereof and thereof).

Section 9.5                  Remedies; Injunctive Relief and Limitation of Liability

(1)              Sole and Exclusive Remedy.

(a)                                 Company. The Company acknowledges and agrees that the Company’s sole and exclusive remedies against the Apollo Related Parties, the GSO Related Parties and the Sponsor Financing Sources in respect of this Agreement, the Commitment Letters, the Apollo Guarantee and the transactions contemplated hereby and thereby, shall be to: (1) subject to Section 9.5(3), following termination of this Agreement, seek monetary damages (including with respect to Apollo Sponsor only, without duplication, the Company’s right to enforce the Apollo Guarantee with respect thereto) solely against the Sponsors solely in respect of (i) a material breach of this Agreement by the Sponsors if there were no state of facts or circumstances at the time of such termination other than such breach (and any reasonably foreseeable result or consequence thereof) that could reasonably have been expected to cause (x) the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) or (y) the Closing not to have occurred, in each case, on or prior to the date of the termination of this Agreement, or (ii) fraud prior to the termination of this Agreement, in each case, with any such monetary damage award to be apportioned and paid in accordance with Section 9.4(2), and (2) seek specific performance solely against the Sponsors pursuant to Section 9.5(2). Notwithstanding the foregoing or anything to the contrary herein but subject in all respects to Section 9.5(3), this Section 9.5(1)(a) will not relieve the Sponsor from liability for any remedies or entitlements with respect to the Confidentiality Agreements, Section 2.5(5), Section 4.12(6) and Section 4.15(4); provided, that the Company shall not be entitled to any remedy or entitlement with respect to Section 4.15(4) if the Closing is consummated.

(b)                                Sponsors. The Sponsors acknowledge and agree that the Sponsors’ sole and exclusive remedies against the Company Related Parties in respect of this Agreement shall be to: (a) receive the Termination Fee to the extent the Termination Fee becomes payable by the Company pursuant to Section 9.2 and is paid and seek reimbursement of fees and expenses from the Fee Reimbursement Amount; and (b) seek specific performance pursuant to Section 9.5(2). Notwithstanding the foregoing or anything to the contrary herein, nothing contained in this Agreement (including this Section 9.5(1)(b) or the payment of the Termination Fee or all or any portion of the Fee Reimbursement Amount) shall relieve or have the effect of relieving the Company from liability for (i) damages incurred or suffered by the Sponsors as a result of (x) any willful and material breach of this Agreement by the Company or (y) fraud prior to the termination of this Agreement and (ii) any remedies or entitlements with respect to, the Confidentiality Agreements, Section 2.5(6), Section 4.2(4) and Section 4.2(6).

(2)             Injunctive Relief.

(a)                                The Parties agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that, subject to Section 9.5(2)(b), the Parties shall be entitled to an injunction, injunctions, specific performance or other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the Parties without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunction, injunctions, specific performance or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled under the terms of this Agreement.

(b)                                Notwithstanding anything to the contrary in this Agreement or any other Definitive Document, and subject in all respects to this Section 9.5(2)(b), it is acknowledged and agreed that the right of the Company to enforce the obligation of the Apollo Sponsor and GSO Sponsors (i) pursuant to Section 2.10 or (ii) to take any other actions as would be required to consummate the Arrangement (whether under this Agreement or the Apollo Equity Commitment Letter) will be subject to the requirements that: (1) all conditions set forth in Article 7 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing assuming that the Debt Financing has been funded); (2) the Debt Financing has been funded or will be funded at the

Closing if the Equity Financing is funded at the Closing; (3) the Sponsors failed to consummate the Arrangement on the date required in accordance with Section 2.9; (4) the Company shall have irrevocably confirmed in a written notice to the Sponsor that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required by this Agreement to cause the Closing to occur; and (5) the Sponsors fail to comply with the obligations under Section 2.10 within two (2) days of the irrevocable written confirmation referred to in (4) above. In no event will the Company be entitled to enforce or seek to enforce specifically the Sponsors’ obligation to cause the Equity Financing to be funded or to complete the Arrangement if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c)                                 Notwithstanding anything to the contrary in Section 9.5(2)(a), it is agreed that the Sponsors and the Company will be entitled to an injunction, injunctions, specific performance or other equitable relief as provided in Section 9.5(2)(b), except that, although the Company, in its sole discretion, may determine its choice of remedies under this Agreement, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.5(1) and Section 9.5(2)(b), under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both specific performance of the type contemplated by Section 9.5(2)(b) and/or any monetary damages or other payments.

(3)                                 Sponsors Limitation of Liability. Notwithstanding anything to the contrary in this Agreement (but without limiting Section 9.5(2)(b) and Section 9.17), the maximum aggregate monetary liability whether in equity or at Law, in Contract, in tort or otherwise, of the Sponsors, Apollo Related Parties and GSO Related Parties (a) under this Agreement, the Commitment Letters, the Apollo Guarantee or the transactions contemplated hereby and thereby (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance); (b) in connection with the failure of the Arrangement (including the Financing) to be consummated; or (c) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement, will not exceed under any circumstances an amount equal to $2,500,000 (the “Maximum Liability Amount”); provided, that (i) the Apollo Related Parties’ portion of the Maximum Liability Amount will not exceed under any circumstance an amount equal to $1,456,888.25, (ii) each Apollo Guarantor’s portion of the Maximum Liability Amount will not exceed under any circumstance an amount equal to its Apollo Guarantor Pro Rata Share of $1,456,888.25, (iii) the GSO Related Parties’ portion of the Maximum Liability Amount will not exceed under any circumstance an amount equal to $1,043,111.75, and (iv) each GSO Sponsor’s portion of the Maximum Liability Amount will not exceed under any circumstance an amount equal to its GSO Pro Rata Share of $1,043,111.75 (each of the immediately foregoing clauses (i), (ii), (iii) and (iv), the “Pro Rata Liability Limit”); provided, further, that in no event will the Company, its Affiliates or any of the foregoing’s respective Representatives seek, directly or indirectly, to recover against the Apollo Related Parties and GSO Related Parties, or compel payment by the Apollo Related Parties and GSO Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of such Party’s Pro Rata Liability Limit and upon obtaining such amount, none of the Apollo Related Parties and the GSO Related Parties will have any further liability or obligation to the Company Related Parties relating to or arising out of this Agreement, the Commitment Letters, the Apollo Guarantee or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliate that are party thereto), as applicable, will remain obligated with respect to, and the Parties, as applicable, may be entitled to remedies with respect to, the Confidentiality Agreements).

(4)                                 Company Limitation of Liability. Subject to the last sentence of Section 9.5(1)(b), upon receipt of the Termination Fee by the Sponsors, none of the Company Related Parties will have any further monetary liability or obligation to the Sponsors relating to or arising out of this Agreement (except that the Parties (or their Affiliates), as applicable, will remain obligated with respect to, and the Parties, as applicable, may be entitled to remedies or entitlements with respect to, the Confidentiality Agreements, Section 2.5(6), Section 4.2(4) and Section 4.2(6)).

Section 9.6                  Third-Party Beneficiaries

(1)                                 Except as provided in Section 2.5(5), Section 2.5(6), Section 4.15(4), Section 8.3, Section 9.1, Section 9.5, Section 9.11(4), and Section 9.17 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.6 as the “Third-Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)                                 Despite the foregoing, the Parties acknowledges to each of the Third-Party Beneficiaries their direct rights against the applicable Party under Section 2.5(5), Section 2.5(6), Section 4.15(4), Section 8.3, Section 9.5 and Section 9.17, respectively, of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third-Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Sponsor, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Party, provided that any such variation or rescission must be agreed to by the Parties.

Section 9.7                  Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.8                  Entire Agreement

This Agreement, together with the Confidentiality Agreements, the Voting Support Agreements, the Company Disclosure Letter, the Apollo Guarantee and the Commitment Letters, constitute the entire agreement between the Company, on one hand, and the Sponsors, on the other hand, with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Company, on one hand, and the Sponsors, on the other hand. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Company, on one hand, and the Sponsors, on the other hand in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Company, on one hand, and the Sponsors, on the other hand, have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 9.9                  Successors and Assigns

(1)                                 This Agreement becomes effective only when executed by the Company, Apollo Sponsor, and the GSO Sponsors. After that time, it will be binding upon and inure to the benefit of the Company, Apollo Sponsor, the GSO Sponsors and their respective successors and permitted assigns.

(2)                                 Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, provided however that any Sponsor (or any permitted assign of each Sponsor) may, at any time, assign its rights and obligations under this Agreement without such consent to an Affiliate of such Sponsor if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party, under this Agreement as if it were an original signatory and provided further that the assigning Sponsor shall not be relieved of its obligations hereunder.

Section 9.10                Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.11                Governing Law and Process Agent

(1)                                 This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)                                 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(3)                                 Each of the Sponsors hereby irrevocably designates Goodmans LLP (in such capacity, the “Process Agent”), with an office at 333 Bay Street, Suite 3400, Toronto, Ontario, Canada M5H 2S7 as its designee, appointee and agent to receive, for and on its behalf, service of process in the Province of Ontario in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the Party effecting such service shall also deliver a copy thereof to the other Parties in the manner provided in Section 9.3. Each of the Sponsors shall take all such action as may be necessary to continue such appointment in full force and effect or to appoint another agent so that it shall at all times have an agent for service of process for the above purposes in the Province of Ontario. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of Goodmans LLP. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable Law. Each of the Sponsors expressly acknowledges that the foregoing is intended to be irrevocable under all applicable Laws.

(4)                                 Notwithstanding anything to the contrary in this Agreement, no party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Sponsor Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, anywhere other than in the Supreme Court of the State of New York, County of New York (and the appellate courts thereof), or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof). The parties hereto further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which they may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and make the agreements, waivers and consents set forth in Section 9.1 mutatis mutandis but with respect to the courts specified in this Section 9.11(4).

Section 9.12               Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.13               Paramountcy

In the event of a conflict between the provisions in the main body of this Agreement and the provisions of the Plan of Arrangement, the provisions of the Plan of Arrangement shall prevail and the provisions of this Agreement shall be deemed to be amended hereby to the extent necessary to eliminate such conflict.

Section 9.14                No Liability

No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Sponsors under this Agreement or any other document delivered on behalf of the Company or any of its Subsidiaries under this Agreement.

Section 9.15                Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.16                Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 9.17                Non-Recourse

Each Party agrees, on behalf of itself and its Related Parties, that any claim, complaint, petition, investigation, hearing, action, charge, lawsuit, litigation or other similarly formal legal proceeding (public or private) brought by or pending before any Governmental Entity, arbitrator, mediator or other tribunal (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the other Definitive Documents or the Arrangement (including the Financing) or any other transactions contemplated hereunder or thereunder; (b) the negotiation, execution or performance this Agreement or any of the other Definitive Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other Definitive Documents); (c) any breach or violation of this Agreement or any of the other Definitive Documents; and (d) any failure of the Arrangement (including the Financing) or any other transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other Definitive Documents, Persons expressly identified as parties to such Definitive Documents and in accordance with, and subject to the terms and conditions of, this Agreement or such Definitive Documents, as applicable. Notwithstanding anything in this Agreement or any of the other Definitive Documents to the contrary, each Party agrees, on behalf of itself and its Related

Parties, that no recourse under this Agreement or any of the other Definitive Documents or in connection with the Arrangement (including the Financing) or any other transactions contemplated hereunder or under any other Definitive Document will be sought or had against any other Person, including any Related Party and Sponsor Financing Source, and no other Person, including any Related Party and Sponsor Financing Source, will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company, Apollo Sponsor or any GSO Sponsor, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.3, Section 9.5, and this Section 9.17): (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreements (ii) against any Apollo Guarantor under, if, as and when required pursuant to the terms and conditions of the Apollo Guarantee; (iii) against the equity providers for specific performance of their obligation to fund their committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, Section 6 of the Apollo Equity Commitment Letter or this Agreement, as applicable, or (iv) against the Company, Apollo Sponsor and the GSO Sponsors solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement or any of the other Definitive Documents, no Apollo Related Party or GSO Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the other Definitive Documents or the Arrangement (including the Financing), or the termination or abandonment of any of the foregoing.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

MOOD MEDIA CORPORATION

By:
Authorized Signing Officer

AP MIXTAPE HOLDINGS, L.P.

By:	AP Mixtape Holdings GP, LLC, its general partner

By:
	Name:	Laurie D. Medley
	Title:	Vice President

FS INVESTMENT CORPORATION
FS INVESTMENT CORPORATION II

By:	GSO / Blackstone Debt Funds
Management LLC, as sub-adviser

COBBS CREEK LLC
JUNIATA RIVER LLC

By:	FS Investment Corporation II, as sole member
By:	GSO / Blackstone Debt Funds Management LLC, as sub-adviser

RACE STREET FUNDING LLC

By:	FS Investment Corporation, as sole member
By:	GSO / Blackstone Debt Funds Management LLC, as sub-adviser

BLACKSTONE / GSO STRATEGIC CREDIT FUND

By:	GSO / Blackstone Debt Funds Management LLC, as investment adviser

By:
Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF MOOD MEDIA CORPORATION AND INVOLVING, MOOD MEDIA NORTH AMERICA HOLDINGS CORP., SERVICENET EXP, LLC, TECHNOMEDIA NY, LLC, CONVERGENCE, LLC, TECHNOMEDIA SOLUTIONS, LLC, MOOD MEDIA NORTH AMERICA, LLC, DMX HOLDINGS, LLC, DMX, LLC, DMX RESIDENTIAL HOLDINGS, LLC, DMX RESIDENTIAL LLC, MOOD US ACQUISITION1, LLC, MUZAK HOLDINGS LLC, MUZAK LLC AND MUZAK CAPITAL LLC

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1          Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, terms used but not defined shall have the meanings specified in the Arrangement Agreement (as defined below) and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person; provided, that (other than in the case of the definitions of Apollo Backstop Amount, beneficially own, Eligible Company Noteholders, Funding Company Noteholder, or in Section 2.1(1) or Section 7.4), in no event shall (a) Apollo Sponsor or any of its respective Subsidiaries or the GSO Sponsors or any of their respective Subsidiaries be considered an Affiliate of any portfolio company, investment fund managed, advised, or sub-advised by, or affiliated with AGM or GSO/BDFM, respectively, (b) any portfolio company or investment fund managed, advised, or sub-advised by, or affiliated with AGM or GSO/BDFM, be considered to be an Affiliate of Apollo Sponsor or any of its Subsidiaries or of the GSO Sponsors or any of their respective Subsidiaries, respectively, (c) the GSO Sponsors or any of their respective Subsidiaries be considered an Affiliate of The Blackstone Group L.P. or any of its affiliates (other than the GSO Sponsors and any of their respective Subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM, or (d) The Blackstone Group L.P. or any of its affiliates (other than the GSO Sponsors and any of their respective Subsidiaries), in each case, in its businesses distinct from the business of GSO/BDFM, be considered to be an Affiliate of the GSO Sponsors or any of their respective Subsidiaries.

“Aggregate Arrangement Cost” means the aggregate amount of cash required to (a) pay the Aggregate Share Cash-Out Consideration, (b) pay an amount equal to the Dissent Amount to Dissenting Shareholders, (c) pay the Aggregate Company Option and Company DSU Cash-Out Consideration, (d) effect the MMGSA Note Redemption, (e) pay out the amounts outstanding

J-A-1

under the Credit Facility and otherwise payable in connection with the Credit Facility Refinancing, (f) make the payment contemplated by Section 3.3(1), and (g) pay all amounts (i) payable to the Company’s advisors or otherwise payable by the Company in connection with the Arrangement, and (ii) that the Company is required to reimburse to the Sponsors pursuant to Section 4.2(4) of the Arrangement Agreement, in the case of the immediately foregoing clauses (a), (b), (c), (d), (e) and (f), as estimated by the Company in consultation with the Sponsors no later than the tenth Business Day prior to the expected Effective Date, in the case of the immediately foregoing subclause (g)(i), as estimated by the Company no later than the tenth Business Day prior to the expected Effective Date and, in the case of the immediately foregoing subclause (g)(ii), as estimated by the Sponsors no later than the tenth Business Day prior to the expected Effective Date.

“Aggregate Company Option and Company DSU Cash-Out Consideration” means the aggregate cash amounts payable under Section 3.3(2) and Section 3.3(3).

“Aggregate Share Cash-Out Consideration” means the aggregate amounts payable under Section 3.3(9).

“AGM” means Apollo Global Management, LLC, a Delaware limited liability company.

“Apollo Backstop Amount” means 58.27553% of the Backstopped Amount, which certain Affiliates of Apollo Sponsor have agreed to fund pursuant to the terms of the Apollo Equity Commitment Letter and Apollo Sponsor has agreed to fund pursuant to Section 2.10(2) of the Arrangement Agreement.

“Apollo Sponsor” means AP Mixtape Holdings, L.P., a limited partnership existing under the laws of Delaware.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Sponsors, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of April 12, 2017 among the Company, Apollo Sponsor and the GSO Sponsors, as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated in accordance with its terms and including all schedules to it.

“Arrangement Noteholder Resolution” means the resolution of the Company Noteholders approving this Plan of Arrangement to be considered by the Company Noteholders at the Company Noteholder Meeting.

“Arrangement Shareholder Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Company Shareholders at the Company Shareholder Meeting.

J-A-2

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and satisfactory to the Company and the Sponsors, each acting reasonably.

“Backstopped Amount” means cash in an amount equal to the (i) New Capital Offering Amount, less (ii) the aggregate Participating Noteholder Commitment Amounts validly deposited in escrow by Participating Noteholders (other than the Sponsors) in accordance with Section 2.1(3).

“beneficially own” means, with respect to any Person, any security: (a) which such Person or any of such Person’s Affiliates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act; (b) which such Person or any Person acting jointly or in concert with such Person would be deemed to beneficially own with the meaning of Section 1.8 of National Instrument 62-104 — Take-over Bids and Issuer Bids; and (c) which are the subject of one or more repurchase agreements under which such Person or an Affiliate of such Person has a right or an obligation to acquire such security at settlement or optional termination of the agreement, whether or not presently exercisable.

“Board” means the board of directors of the Company as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Austin, Texas, USA, Dover, Delaware, USA or New York, New York, USA.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Certificate of Domestication” means the certificate of corporate domestication required by Section 388 of the DGCL in connection with the Continuance and Domestication.

“Code” means the United States Internal Revenue Code of 1986.

“Company” means Mood Media Corporation, a corporation continued under the CBCA.

“Company Circular” means the notice of the Company Shareholder Meeting, notice of the Company Noteholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Shareholder Meeting and Company Noteholders in connection with the Company Noteholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Common Shares” means: (a) prior to the amendment to the Company’s articles in Section 3.3(5)(a), the common shares in the capital of the Company; and (b) following the

J-A-3

amendment to the Company’s articles in Section 3.3(5)(a), the Class A Shares in the capital of the Company.

“Company DSUs” means the outstanding deferred share units issued pursuant to the Company DSU Plan.

“Company DSU Plan” means the Company’s deferred share unit plan dated May 7, 2015.

“Company Meetings” means, collectively, the Company Shareholder Meeting and the Company Noteholder Meeting.

“Company Note Indenture” means the indenture dated as of October 19, 2012 by and among the Company, the subsidiary guarantors party thereto, The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee, as supplemented by that certain supplemental indenture dated as of January 9, 2013 by and among the Company, the guaranteeing subsidiaries and other subsidiary guarantors party thereto, The Bank of New York Mellon, as U.S. trustee and BNY Trust Company of Canada, as trustee.

“Company Note Trustees” means the trustees under the Company Note Indenture.

“Company Noteholder Meeting” means the meeting of Company Noteholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Noteholder Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Sponsors, acting reasonably.

“Company Noteholders” means the holders of the Company Notes.

“Company Notes” means the $350,000,000 in aggregate principal amount of the Company’s 9.25% Senior Notes due 2020 issued pursuant to the Company Note Indenture.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Company Common Shares issued pursuant to the Company Stock Option Plan.

“Company Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Sponsors, acting reasonably.

“Company Shareholders” means the registered or beneficial holders of the Company Common Shares, as the context requires.

“Company Stock Option Plan” means the Company’s share option plan effective June 19, 2008, as reapproved by the Company Shareholders on June 13, 2011 and May 13, 2014.

J-A-4

“Company Warrant Indenture” means the indenture dated August 6, 2015 between the Company and Computershare Trust Company of Canada providing for the issuance of warrants to purchase Company Common Shares.

“Company Warrants” means the outstanding warrants of the Company issued pursuant to the Company Warrant Indenture.

“Consideration Common Shares” means 682 New Company Common Shares per $1,000 of Funded Amount advanced by a Funding Company Noteholder.

“Continuance and Domestication” means the discontinuance of the Company from the jurisdiction of the CBCA and the concurrent domestication of the Company in the State of Delaware pursuant to the provisions of Section 388 of the DGCL.

“Continuance and Domestication Resolution” means special resolution approving the Continuance and Domestication to be considered by the Company Shareholders at the Company Shareholder Meeting.

“control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Credit Agreement” means the first lien credit agreement dated as of May 1, 2014 among, inter alia, the Company, as borrower, the lenders named therein, Credit Suisse AG (acting through its Cayman Islands branch) as the administrative agent, collateral agent and issuing bank, as amended from time to time.

“Credit Facility” means the credit facility available under the Credit Agreement.

“Credit Facility Refinancing” means the refinancing and replacement of the Credit Facility acceptable to the Sponsors, each acting reasonably and in a manner consistent in all material respects with the terms and conditions set forth in the Debt Commitment Letter.

“Debt Commitment Letter” means an executed commitment letter, dated as of April 12, 2017, among the Apollo Sponsor, the GSO Sponsors, the Company and the lenders party thereto, pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein, as may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement.

“Debt Financing Amount” means the amount to be advanced to the Company (or a Subsidiary thereof) on the Effective Date pursuant to the Debt Commitment Letter.

J-A-5

“Depositary” means Computershare Investor Services Inc., or such other Person as the Company may appoint to act as depositary for the Company Common Shares and Company Notes in relation to the Arrangement, with the approval of the Sponsors, acting reasonably.

“DGCL” means the General Corporation Law of the State of Delaware. “Director” means the Director appointed pursuant to section 260 of the CBCA.

“Dissent Amount” means an amount equal to the product of C$0.17 multiplied by the number of Dissenting Company Common Shares.

“Dissent Rights” has the meaning specified in Section 4.1.

“Dissenting Company Common Share” has the meaning specified in Section 3.3(4).

“Dissenting Shareholder” means a registered holder of Company Common Shares who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such holder in strict compliance with the terms of the Dissent Rights.

“DLLC 1” a limited liability company organized under the laws of Delaware and a wholly owned subsidiary of the Company.

“DLLC 2” a limited liability company organized under the laws of Delaware and a wholly owned subsidiary of DLLC 1.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Company Noteholders” means a Person that is a Company Noteholder on the Participation Record Date or an Affiliate of such Company Noteholder to whom such Company Noteholder assigns its Subscription Option that is (i) in Canada, (ii) if such Person is in the United States, an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act; or (iii) if such Person is resident outside of Canada and the United States, qualified to participate in the New Capital Offering in accordance with the Laws of its jurisdiction of residence and has provided evidence satisfactory to the Company to demonstrate such qualification.

“Entitlements” means all legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to or arising out of, or in connection with, the Company Notes or the Company Note Indenture or the guarantees provided by the Subsidiary Guarantors in connection therewith, including any and all accrued and unpaid interest up to the Effective Date (including any guarantees granted in respect of, or pursuant to, the foregoing).

J-A-6

“Final Order” means the final order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and the Sponsors, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (which amendment shall be acceptable to both the Company and the Sponsors, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Sponsors, each acting reasonably) on appeal.

“Funded Amount” means, with respect to a Funding Company Noteholder, the amount that such Funding Company Noteholder has validly deposited with the Depositary pursuant to Section 2.1(3) or Section 2.1(4), as applicable.

“Funding Company Noteholder” means (a) a Participating Noteholder that has validly deposited all of such Participating Noteholder’s Participating Noteholder Commitment Amount with the Depositary prior to the Participating Noteholder Funding Deadline pursuant to Section 2.1(3), and (b) each Sponsor (and each Affiliate thereof that beneficially owns Company Notes).

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“GSO/BDFM” means GSO / Blackstone Debt Funds Management LLC, a Delaware limited liability company.

“GSO Backstop Amount” means 41.72447% of the Backstopped Amount, which the GSO Sponsors have agreed to fund pursuant to Section 2.10(1) of the Arrangement Agreement.

“GSO Sponsors” means, collectively, FS Investment Corporation, a corporation existing under the laws of Maryland, FS Investment Corporation II, a corporation existing under the laws of Maryland, Cobbs Creek LLC, a limited liability company existing under the laws of Delaware, Juniata River LLC, a limited liability company existing under the laws of Delaware, Race Street Funding LLC, a limited liability company existing under the laws of Delaware, and Blackstone / GSO Strategic Credit Fund, a statutory trust existing under the laws of Delaware.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Company and the Sponsors, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (which amendment shall be acceptable to both the Company and the Sponsors, each acting reasonably).

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is

J-A-7

binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letters of transmittal for use by Company Shareholders and Company Noteholders with respect to the Arrangement, which shall be mailed to Company Shareholders and Company Noteholders.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Maximum New Capital Offering Amount” means $50,000,000.

“MMGSA Note Redemption” means the repayment and redemption of all of the MMGSA Notes on or within 60 days of the Effective Date (in accordance with the terms and conditions of the MMGSA Note Indenture as determined by the Company, acting reasonably) and the satisfaction and discharge of the MMGSA Note Indenture as of the Effective Date.

“MMGSA Notes” means the $50,000,000 in aggregate principal amount of Mood Media Group S.A.’s 10% Senior Notes due 2023 issued pursuant to the MMGSA Notes Indenture as amended, restated, modified, renewed, extended, increased, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“MMGSA Note Indenture” means the indenture dated as of August 6, 2015 by and among MMGSA, the subsidiary guarantors party thereto, the Company, as limited recourse guarantor, and MMGSA Note Trustee.

“New Capital Offering” means the offering to Eligible Company Noteholders to exercise their Subscription Option and participate in the investment of new capital in the Company in the total aggregate amount of the New Capital Offering Amount.

“New Capital Offering Amount” means the lesser of (i) the Maximum New Capital Offering Amount, and (ii) the amount, if any, by which the Aggregate Arrangement Cost exceeds the sum of the Debt Financing Amount and the Projected Cash-on Hand, and shall be determined by the Company in consultation with the Sponsors by no later than the tenth Business Day prior to the expected Effective Date; provided, that (a) the New Capital Offering Amount shall not be less than $25,000,000 and (b) any amount calculated or determined for purposes of this definition shall be subject to the thresholds, restrictions or other requirements as may be set forth in the Arrangement Agreement or other Definitive Documents to the extent any such threshold, restriction or other requirement is applicable to the determination of the New Capital Offering Amount.

“New Company Common Shares” has the meaning specified in Section 3.3(5)(b).

J-A-8

“New Company Note Indenture” means an indenture governing the New Company Notes to be dated the Effective Date, which shall be consistent with the New Company Notes Term Sheet attached as Appendix L to the Company Circular and otherwise acceptable to the Company and the Sponsors, each acting reasonably.

“New Company Note Trustees” means the trustees under the New Company Note Indenture.

“New Company Notes” means the $175 million aggregate principal amount of second lien notes to be issued by the Company on the Effective Date in accordance with Section 3.3(6) pursuant to the New Company Note Indenture, which notes shall be repayable in cash or, at the option of the Company, on a par for par basis with second lien notes (having substantially the same terms as the New Company Notes) to be co-issued by DLLC2 and SubCo in connection with the acquisition by DLLC 2 of all or substantially all of the assets of the Company.

“Non-Participating Company Note Consideration” means: (a) 150 New Company Common Shares; and (b) $500 principal amount of New Company Notes, per $1,000 principal amount of Company Notes.

“Obligations” means all obligations, liabilities and indebtedness of the Company and its Affiliates (including each of the Subsidiary Guarantors) with respect to or arising out of, or in connection with, the Company Notes or the Company Note Indenture (including any guarantees granted in respect of, or pursuant to, the foregoing).

“Offsetting Amount” means amounts payable to the Company by the Subscribing Shareholder that are to be offset against the Share Cash-Out Consideration to which the Subscribing Shareholder is otherwise entitled under Section 3.3(9), pursuant to the Subscription Agreement.

“Participating Company Note Consideration” means: (a)(i) 175 New Company Common Shares; and (ii) $500 principal amount of New Company Notes, per $1,000 principal amount of Company Notes, and (b) its Consideration Common Shares.

“Participating Noteholder” means an Eligible Company Noteholder who has duly completed and submitted a Subscription Option Exercise Form in accordance with the terms thereof in advance of the Participation Deadline in order to exercise its Subscription Option in full.

“Participating Noteholder Commitment Amount” means, as to any Participating Noteholder, the amount equal to the product of (i) the New Capital Offering Amount, multiplied by (ii) the percentage, rounded to the nearest tenth of a percent, obtained by dividing (A) the aggregate principal amount of all Company Notes beneficially owned by a Participating Noteholder on the Participation Record Date by (B) the aggregate principal amount of all outstanding Company Notes on the Participation Record Date.

“Participating Noteholder Funding Deadline” has the meaning specified in Section 2.1(3).

“Participation Record Date” means the date established by the Board, with the prior consent of the Sponsors, prior to the mailing of the Company Circular in consultation with the Sponsors; provided, that the Participation Record Date may be modified by the Board at any time (with the written consent of the Sponsors, acting reasonably).

J-A-9

“Participation Deadline” means 5:00 p.m. on the date established by the Board, with the prior consent of the Sponsors, prior to the mailing of the Company Circular in consultation with the Sponsors; provided, that the Participation Deadline may be modified by the Board at any time (with the written consent of the Sponsors, acting reasonably).

“Parties” means the Company, Apollo Sponsor and the GSO Sponsors, and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate,          trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement, including 0 hereto and any amendments or variations hereto made in accordance with the Arrangement Agreement or Section 7.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Sponsors, each acting reasonably.

“Preferred Shares” means the preferred shares, issuable in series, in the capital of the Company.

“Projected Cash-on Hand” means the Company’s projected cash-on hand on the Effective Date in excess of $10 million, exclusive of the Debt Financing Amount and any amounts to be provided pursuant to the New Capital Offering, as estimated by the Company in consultation with the Sponsors no later than the tenth Business Day prior to the expected Effective Date.

“Released Parties” has the meaning specified in Section 7.4.

“Share Cash-Out Consideration” means C$0.17 per Company Common Share in cash. “Sponsors” means, collectively, Apollo Sponsor and each of the GSO Sponsors.

“SubCo” means a corporation to be incorporated under the laws of Delaware and a wholly owned subsidiary of DLLC2.

“Subscribing Shareholder” means Arbiter Partners Capital Management, LLC.

“Subscription Agreement” means the voting and support and subscription agreement made as of April 12, 2017 among the Subscribing Shareholder, the Company and the Sponsors, as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated in accordance with its terms

“Subscription Option” means, with respect to each Eligible Company Noteholder, the option, which may be exercised by such Eligible Company Noteholder in accordance with the terms of this Plan of Arrangement and the Subscription Option Exercise Form, to participate in the New Capital Offering by electing, in accordance with the provisions of the Subscription Option Exercise Form, to invest its Participating Noteholder Commitment Amount.

J-A-10

“Subscription Option Exercise Form” means the certification and exercise form to be circulated to Company Noteholders pursuant to the Interim Order and completed by such Eligible Company Noteholders who wish to exercise their Subscription Option on the Effective Date.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

“Subsidiary Guarantors” means, collectively, Mood Media North America Holdings Corp., ServiceNET Exp, LLC, Technomedia NY, LLC, Convergence, LLC, Technomedia Solutions, LLC, Mood Media North America, LLC, DMX Holdings, LLC, DMX, LLC, DMX Residential Holdings, LLC, DMX Residential, LLC, Mood US Acquisition1, LLC, Muzak Holdings LLC, Muzak LLC and Muzak Capital, LLC, as guarantors of the Company Notes.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Dollar Equivalent” means the amount in the United States dollar equivalent of the Share Cash-Out Consideration per Company Common Share on the basis of the Bank of Canada’s noon rate on the date that is three Business Days prior to the Effective Date.

“U.S. Securities Act” means the United States Securities Act of 1933.

1.2          Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.3          Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4          Certain Phrases

The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

1.5          Date for Any Action

If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Plan of Arrangement to occur or to be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a Business Day.

J-A-11

1.6          Time

Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local time in Toronto, Ontario, Canada unless otherwise stipulated herein or therein.

1.7          Successors and Assigns

This Plan of Arrangement will be binding upon and enure to the benefit of the heirs, administrators, executors, representatives, successors and permitted assigns of any Person named or referred to in this Plan of Arrangement.

1.8          Currency

All references in this Plan of Arrangement to “$” are references to United States dollars, unless otherwise specified. All references to “C$” are references to Canadian dollars.

1.9          Statutory References

References to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as in force as at the date of this Plan of Arrangement and, unless otherwise expressly provided, as the same may be amended, re-enacted, consolidated or replaced from time to time.

1.10        Governing Law

This Plan of Arrangement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings in connection with this Plan of Arrangement will be subject to the exclusive jurisdiction of the Court.

ARTICLE 2

ELECTIONS AND NEW CAPITAL OFFERING

2.1          Participation in New Capital Offering

(1)                                 Each Eligible Company Noteholder shall have the right, but not the obligation, to irrevocably elect to exercise its Subscription Option in full (and not in part) by agreeing pursuant to the Subscription Option Exercise Form to invest (i) its maximum potential Participating Noteholder Commitment Amount calculated based on the assumption that the New Capital Offering Amount is equal to the Maximum New Capital Offering Amount, or (ii) in the event that the New Capital Offering Amount is determined in accordance with this Plan of Arrangement to be less than the Maximum New Capital Offering Amount, its Participating Noteholder Commitment Amount calculated based on such lesser New Capital Offering Amount. Exercise of the Subscription Option and participation in the New Capital Offering shall be subject to, among other things, the terms of this Plan of Arrangement, the Interim Order and the Subscription Option Exercise Form, and shall be conditioned upon the implementation of this Plan of

J-A-12

Arrangement and effective on the Effective Date at the time contemplated by and in accordance with Section 3.3. In order to exercise its Subscription Option, an Eligible Company Noteholder must return, or cause to be returned, the properly completed and duly executed Subscription Option Exercise Form in accordance with the terms thereof such that it is received by the Company prior to the Participation Deadline. The Company has the right, with the consent of the Sponsors, to accept a Subscription Option Exercise Form filed after the Participation Deadline and otherwise waive any deficiencies with respect to any Subscription Option Exercise Form submitted. Each Sponsor shall be deemed to have exercised the Subscription Options that have been assigned to it prior to the Effective Time by its Affiliates that beneficially own the Company Notes and each Sponsor (and each Affiliate thereof that beneficially owns Company Notes) shall be deemed to be a Participating Noteholder by virtue of the commitments by the Apollo Sponsor in Section 2.10(2) of the Arrangement Agreement and the GSO Sponsors in Section 2.10(1) of the Arrangement Agreement to fund (or cause the funding of) the applicable portion of the Backstopped Amount without any need to complete and return the Subscription Option Exercise Form.

(2)                                 The Company shall have, by no later than 11:00 a.m. on the seventh Business Day prior to the expected Effective Date,

(a)                                 informed in writing (which may include by e-mail) each of the Participating Noteholders (other than the Sponsors) of (i) the expected Effective Date, (ii) the New Capital Offering Amount, and (iii) the Participating Noteholder Commitment Amount required to be deposited with the Depositary in escrow by such Participating Noteholder by the Participating Noteholder Funding Deadline in order to participate in the New Capital Offering and the manner in which such deposit must be completed; and

(b)                                 informed in writing (which may include by e-mail) each Sponsor of (i) the expected Effective Date, (ii) the New Capital Offering Amount, and (iii) the aggregate of the Apollo Backstop Amount or GSO Backstop Amount, as applicable, required to be deposited with the Depositary by such Sponsor on the Effective Date pursuant to the New Capital Offering and the Apollo Commitment Letter;

(3)                                 Each Participating Noteholder (other than the Sponsors) must deposit their Participating Noteholder Commitment Amount with the Depositary in escrow such that it is received by the Depositary by no later than 11:00 a.m. on the date that is two Business Days prior to the expected Effective Date (the “Participating Noteholder Funding Deadline”). The Company shall announce by way of a publicly disseminated news release, subject to approval by the Sponsors, each acting reasonably, the Participating Noteholder Funding Deadline on or before the fifth Business Day prior to such date.

(4)                                 In accordance with the terms of the Arrangement Agreement, the Apollo Sponsor shall deposit the Apollo Backstop Amount and the GSO Sponsors shall deposit the GSO Backstop Amount, as applicable, with the Depositary on the Effective Date.

J-A-13

(5)                                 Any Participating Noteholder (other than the Sponsors) that does not deposit their Participating Noteholder Commitment Amount with the Depositary in escrow such that it is received by the Depositary by the Participating Noteholder Funding Deadline shall be automatically deemed to no longer be a Participating Noteholder and will be deemed to be, after the expiration of the Participating Noteholder Funding Deadline, a Non- Participating Noteholder for all purposes of this Plan of Arrangement.

ARTICLE 3

THE ARRANGEMENT

3.1          Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

3.2          Effectiveness

(1)                                 This Plan of Arrangement will become effective at, and will be binding at and after the Effective Time, without any further act or formality required on the part of any Person, on the Company, Apollo Sponsor, the GSO Sponsors, all registered holders and all beneficial owners of Company Common Shares (including, for greater certainty, Dissenting Shareholders), all registered holders and all beneficial owners of Company Notes, all registered holders and beneficial owners of Company Options, Company DSUs and Company Warrants, the registrar and transfer agent in respect of the Company Common Shares, the Company Note Trustees, the Depositary, the warrant agent for the Company and all other Persons.

(2)                                 The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions Section 3.3 has become effective in the sequence and at the times set out therein.

(3)                                 Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

3.3          The Arrangement

Commencing at the Effective Time, the following steps shall occur and shall be deemed to occur in the following sequence without any further authorization, act or formality:

(1)                                 all unpaid interest accrued to the Effective Date on the Company Notes shall be paid by the Company;

(2)                                 notwithstanding anything in the Company Stock Option Plan to the contrary, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested and exercisable, and such Company Option shall be deemed to be assigned and transferred by the holder thereof to the Company in exchange for a cash payment from the Company to such holder equal

J-A-14

to the amount (if any) by which the Share Cash-Out Consideration exceeds the exercise price of such Company Option, in each case, less any amounts withheld in accordance with Section 7.5, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, no Person shall be obligated to pay the holder of such Company Option any amount in respect of the cancellation of such Company Option, and immediately thereafter the Company Stock Option Plan, all Company Options and any agreements related thereto shall be terminated and the Company shall have no liabilities or obligations with respect to any Company Option, the Company Stock Option Plan or any such agreement except as expressly set out in this Section 3.3(1);

(3)                                 notwithstanding anything in the Company DSU Plan to the contrary, each Company DSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assigned and transferred by the holder thereof to the Company in exchange for a cash payment from the Company to such holder equal to the U.S. Dollar Equivalent of the Share Cash-Out Consideration per Company Common Share less any amounts withheld in accordance with Section 7.5 and each such Company DSU shall be immediately cancelled;

(4)                                 each Company Common Share in respect of which Dissent Rights have been validly exercised and not withdrawn (each a “Dissenting Company Common Share”) shall be deemed to be transferred by the holder thereof to the Company for cancellation without any further act or formality in consideration for a debt claim against the Company for the amount determined in accordance with Section 4.1, and:

(a)                                 such holder shall cease to be the holder of the Company Common Share so transferred and to have any rights as holder of such Company Common Share other than the right to be paid by the Company the amount determined in accordance with Section 4.1; and

(b)                                 the name of each such holder shall be removed from the register of holders of Company Common Shares as it relates to the Company Common Share so transferred and cancelled;

(5)                                 the articles of the Company shall be amended as follows:

(a)                                 to change the designation of the Company Common Shares from “Common Shares” to “Class A Shares” and to replace the rights, privileges and conditions attaching to such shares with the rights, privileges and conditions set out in 0;

(b)                                 to add a class of shares designated as “common shares” having the following rights, privileges and conditions (such shares, being “New Company Common Shares”):

(i)                                     Dividend: The holders of the common shares, after the payment of any dividends payable to the holders of the Preferred Shares, shall be entitled to receive and the Company shall pay thereon if, as and when declared by the board of directors of the Company, out of the monies of the

J-A-15

Company properly applicable to the payment of dividends in any financial year, such dividends in any financial year as the board of directors may by resolution determine.

(ii)                                  Participation in Assets on Dissolution: In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive, subject to the prior rights of the holders of the Preferred Shares and the holders of the Class A Shares, all of the remaining property and assets of the Company.

(iii)                               Voting Rights: The holder of a common share shall be entitled to one (1) vote for each common share held, at any meeting of shareholders of the Company other than meetings of the holders of another class of shares.

and to authorize the Company to issue an unlimited number of such New Company Common Shares;

(6)                                 (i) the Company Notes beneficially owned by Funding Company Noteholders shall be, and shall be deemed to be, exchanged for the Participating Company Note Consideration, and (ii) the Company Notes beneficially owned by all other Company Noteholders shall be, and shall be deemed to be, exchanged for the Non-Participating Company Note Consideration, in each case less any amounts withheld in accordance with Section 7.5, and:

(a)                                 each holder of such Company Notes shall cease to be the holder of such Company Notes and to have any rights as a holder of such Company Notes other than the right to the Participating Company Note Consideration or the Non- Participating Company Note Consideration, as applicable;

(b)                                 the name of each holder of such Company Notes shall be removed from the register of holders of Company Notes, and the name of each holder of such Company Notes (or its designee) shall be added to the register of holders of New Company Common Shares and of New Company Notes; and

(c)                                  the Company Notes shall be, and shall be deemed to be, cancelled;

(7)                                 concurrently with the exchanges in Section 3.3(6), the Company Note Indenture shall be cancelled and all of the Entitlements and Obligations of the Company Noteholders shall be irrevocably and finally settled, terminated, extinguished, cancelled and eliminated without the need of any further payment, action or otherwise and upon such cancellation, the Company Note Indenture shall be discharged and released;

(8)                                 concurrently with the exchanges in Section 3.3(6), the Company shall become entitled to the Funded Amounts deposited with the Depositary pursuant to Sections 2.1(3) and 2.1(4) and shall issue to each Funding Company Noteholder, in addition to the Participating Company Note Consideration to which it is entitled to receive pursuant to

J-A-16

Section 3.3(6), 568 New Common Shares per $1,000 of Funded Amount advanced by such Funding Company Noteholder;

(9)                                 each Company Common Share shall be, and shall be deemed to be, acquired, redeemed and cancelled by the Company solely in exchange for a cash payment equal to the Share Cash-Out Consideration, and less any amounts withheld in accordance with Section 7.5, provided, that the Company shall not be required to pay the Share Cash-Out Consideration in cash in respect of, and to the extent of any Offsetting Amounts and such Offsetting Amounts shall be reduced on a dollar for dollar basis by the Share Cash- Out Consideration otherwise payable to the Subscribing Shareholder, and

(a)                                 the holder of each Company Common Share acquired, redeemed and cancelled pursuant to Section 3.3(9) shall cease to be the holder of the Company Common Share so transferred and to have any rights as holder of such Company Common Share other than the right to be paid by the Share Cash-Out Consideration (subject to reduction in respect of any Offsetting Amounts), as applicable, in accordance with this Plan of Arrangement; and

(b)                                 the name of such holder shall be removed from the register of holders of Company Common Shares as it relates to the Company Common Share so acquired, redeemed and cancelled;

(10)                          the Company Warrants shall be terminated and cancelled for no consideration; and

(11)                          the Domestication Documentation will be filed in order to effect the Continuance and Domestication whereby the Company will be domesticated in the State of Delaware and will continue as a corporation under the DGCL under the same name and with the registered address of c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

3.4          Delaware Corporate Law Matters

For the purposes of the Continuance and Domestication, the application to domesticate the Company to the State of Delaware shall be made on the following basis:

(1)                                 the Certificate of Domestication, the certificate of incorporation and the by-laws of the Company immediately following the Continuance and Domestication (the “Domestication Documentation”) shall be in the form approved by the Company and the Sponsors, each acting reasonably; and

(2)                                 the authorized capital of the Company immediately following the Continuance and Domestication shall be 225,000,000 shares of common stock and 50,000,000 shares of preferred stock, par value $0.01.

3.5          Fractional Interests and Calculations

(1)                                 If the aggregate number of New Company Common Shares to which a Company Noteholder would be entitled under this Plan of Arrangement would include a

J-A-17

fractional share, then the number of New Company Common Shares that such former Company Noteholder is entitled to receive shall be rounded down to the next whole number and no former Company Noteholder will be entitled to any consideration or compensation in respect of such fractional New Company Common Shares.

(2)                                 If a Company Noteholder would be entitled under this Plan of Arrangement to receive any fractional interest of New Company Notes, then such former Company Noteholder will receive the nearest $1.00 (with fractions equal to exactly $0.50 being rounded up).

(3)                                 Unless otherwise specified herein, all amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01 or C$0.01) or to the nearest tenth of one percent (0.10%), as applicable. All calculations and determinations made by the Company for the purposes of this Plan of Arrangement, including, the allocation of any fractional amounts shall be conclusive, final and binding upon the Company Shareholders, Company Noteholders.

3.6          Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares or Company Notes shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Shareholder or Company Noteholder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the consideration that such Company Shareholder or Company Noteholder has the right to receive in accordance with Section 3.3 and such Company Shareholder’s or Company Noteholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Company Shareholder or Company Noteholder to whom payment is to be made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Company and the Depositary in such sum as the Company may direct or otherwise indemnify the Company in a manner satisfactory to the Company against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

3.7          Stated Capital

The amount to be maintained in, or to be added to, the stated capital account of the Company Common Shares and the New Company Common Shares issued pursuant to this Plan of Arrangement for the purposes of the CBCA will be determined by the Board in consultation with the Sponsors. The Board, in consultation with the Sponsors, shall be entitled to increase stated capital of the New Company Common Shares by the amount of any contributed surplus applicable to such New Company Common Shares at such time on the Effective Date as may be determined by the Board, in consultation with the Sponsors.

3.8          Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens.

J-A-18

ARTICLE 4

RIGHTS OF DISSENT

4.1          Dissent Rights

(1)                                 Registered holders of Company Common Shares may exercise rights of dissent with respect to such Company Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified and supplemented by the Interim Order, the Final Order and this Section 4.1 in connection with the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution (the “Dissent Rights”); provided that, notwithstanding (a) subsection 190(5) of the CBCA, the written objection to the Arrangement Shareholder Resolution must be received by the Company not later than 5:00 p.m. two (2) Business Days immediately preceding the date of the Company Shareholder Meeting.

(2)                                 Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Company Common Shares (i) shall be entitled to be paid by the Company the fair value of such Company Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Shareholder Resolution was adopted, and (ii) will not be entitled to any other payment or consideration under the Arrangement, including any payment that would be payable under the Arrangement had such registered holders not exercised their Dissent Rights in respect of such Company Common Shares.

(3)                                 Dissenting Shareholders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares shall be deemed to have participated in the Arrangement pursuant to Section 3.3(9) on the same basis as a non-dissenting holder of Company Common Shares.

(4)                                 In no circumstances shall the Company, Apollo Sponsor, the GSO Sponsors or any of their respective successors or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Common Shares in respect of which such rights are sought to be exercised. In no case shall the Company, Apollo Sponsor, the GSO Sponsors, the Depositary, the registrar and transfer agent in respect of the Company Common Shares, the registrar and transfer agent in respect of the Company Notes or any other Person be required to recognize a Dissenting Shareholder as a holder of Company Common Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Company Common Shares as at the Effective Time as provided in Article 3.

(5)                                 No rights of dissent shall be available to Company Optionholders or holders of Company DSUs or Company Warrants in connection with the Arrangement. In addition to any other restrictions under the CBCA, holders of Company Common Shares who vote in favour of the Arrangement Shareholder Resolution, or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Shareholder Resolution shall not be entitled to exercise Dissent Rights and shall be

J-A-19

deemed to have not exercised Dissent Rights in respect of such Company Common Shares.

ARTICLE 5

PAYMENTS AND FRACTIONAL SHARES

5.1          Letter of Transmittal

At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward to each registered Company Shareholder and Company Noteholder at the address of such Person as it appears on the register maintained by or on behalf of the Company in respect of the holders of Company Common Shares or Company Notes, as applicable, a Letter of Transmittal.

5.2          Payment of Consideration

(1)                                 Prior to the filing of the Articles of Arrangement and in accordance with Article 2, the Participating Noteholders and the Sponsors shall deposit, or arrange to be deposited, cash with the Depositary equal to the New Capital Offering Amount.

(2)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Common Shares (other than Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) or Company Notes, as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder or Company Noteholder of such surrendered certificate shall be entitled to receive in exchange therefor from the Depositary, and the Depositary shall deliver to such Company Shareholder or Company Noteholder as soon as practicable after the Effective Time, the consideration which such holder has the right to receive under this Plan of Arrangement for such Company Common Shares or Company Notes, as applicable, less any amounts withheld pursuant to Section 7.5, and any certificate so surrendered shall forthwith be cancelled.

(3)                                 Until surrendered as contemplated by Section 5.2(1), each certificate which immediately prior to the Effective Time represented any Company Common Shares (other than Company Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) or Company Notes shall be deemed after the Effective Time to represent only the right to receive upon such surrender consideration which such holder has the right to receive under this Plan of Arrangement for such Company Common Shares or Company Notes as contemplated in Section 5.2(1), less any amounts withheld pursuant to Section 7.5. Any such certificate formerly representing Company Common Shares or Company Notes not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder or Company Noteholder of any kind or nature against or in the Company, Apollo Sponsor or GSO Sponsors. On such anniversary date, all certificates representing Company Common Shares or Company Notes shall be deemed to have been surrendered to the Company and consideration to which such former

J-A-20

holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Company or any successor thereof for no consideration.

(4)                                 On or as soon as practicable after the Effective Date, the Company shall pay the amounts, less any amounts withheld pursuant to Section 7.5, to be paid to Company Optionholders and holders of Company DSUs, either (i) pursuant to normal payroll practices and procedures of the Company, or (ii) by cheque, wire or other form of immediately available funds (delivered to such holder of Company Options or Company DSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options or Company DSUs, as applicable).

(5)                                 Any payment made by way of cheque by the Depositary or, if applicable, the Company, pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or, if applicable, the Company, or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, and any right or claim to payment of consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Company Shareholder, Company Noteholder, Company Optionholder or holder of Company DSUs to receive the consideration for Company Common Shares, Company Notes, Company Options or Company DSUs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company or any successor thereof for no consideration.

(6)                                 No holder of Company Common Shares, Company Notes, Company Options or Company DSUs shall be entitled to receive any consideration with respect to such securities other than the consideration to which such holder is entitled to receive in accordance with Article 3 and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith other than as contemplated in Section 7.6.

ARTICLE 6

CONDITIONS TO EFFECTIVENESS

6.1          Conditions to Effectiveness

The effectiveness of the Arrangement shall be conditional upon the fulfillment, satisfaction or waiver of all conditions set forth in Article 6 of the Arrangement Agreement. If the conditions set forth in Article 6 of the Arrangement Agreement are not satisfied or waived by the Outside Date, the Arrangement and the Final Order shall cease to have any further force or effect and will not be binding on any Person.

J-A-21

ARTICLE 7

GENERAL

7.1          Amendment

(1)                                 The Company and the Sponsors may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by the Company and the Sponsors and, if made following either Company Meeting, approved by the Court and communicated to Company Shareholders, Company Noteholders and others as may be required by the Interim Order in the manner required by the Court (if so required).

(2)                                 Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following either Company Meeting shall be effective only if (a) it is consented to in writing by the Company and the Sponsors, in each case, acting reasonably, and (ii) if required by the Court, it is consented to by the Company Shareholders and the Company Noteholders in the manner directed by the Court.

(3)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or jointly by the Sponsors at any time prior to the Company Meetings, provided that the Company and the Sponsors shall each have consented thereto in writing, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meetings in accordance with the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(4)                                 This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(5)                                 Notwithstanding any other provision of this Section 7.1, any amendment, modification or supplement to this Plan of Arrangement may be made by the Company, with the consent of the Sponsors, provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any former Company Shareholder, former Company Noteholder, former Company Optionholder, former holder of Company DSUs or former holder of Company Warrants.

7.2          Consents, Waivers and Agreements

At the Effective Time, each Company Shareholder, Company Noteholder and any other Person affected by this Plan of Arrangement will be deemed to have consented and agreed to all of the provisions of this Plan of Arrangement in its entirety. Without limitation to the foregoing, each Company Noteholder and any other Person affected by this Plan of Arrangement (including the Company Note Trustees) will be deemed:

J-A-22

(1)                                 to have executed and delivered to the Company all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan of Arrangement in its entirety;

(2)                                 to have waived any non-compliance or default by the Company with or of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Company Noteholder or other Person and the Company with respect to the Company Notes and the Company Note Indenture that has occurred or exists on or prior to the Effective Time; and

(3)                                 to have agreed that, if there is any conflict between the provisions of any such agreement and the provisions of this Plan of Arrangement, then the provisions of this Plan of Arrangement take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

7.3          Consents, Waivers and Agreements

(1)                                 If a term is used in this Plan of Arrangement to refer to more than one (1) Party, then unless otherwise specified in this Plan of Arrangement: (a) an obligation of those Parties is several and neither joint nor joint and several; (b) a right of those Parties is held by each of them severally; (c) any other reference to that Party or term is a reference to each of those Parties separately, such that a representation, warranty or covenant relates to each of them separately; (d) nothing contained herein, and no action taken by any Sponsor pursuant hereto shall be deemed to constitute the Sponsors as a partnership, an association or joint venture of any kind, or create a presumption that the Sponsors are in any way acting other than in their individual capacities; and (e) none of the Sponsors shall have any fiduciary duty or other duties or responsibilities in any kind or form to each other, the Company or any of the Company’s other lenders, noteholders or stakeholders as a result of this Plan of Arrangement.

(2)                                 Each Sponsor acknowledges that: (a) no other Sponsor will be acting as agent of such Sponsor in connection with monitoring such Sponsor’s investment or enforcing its rights under this Plan of Arrangement; and (b) any approval, waiver, or consent required by this Plan of Arrangement that by its terms requires approval, waiver, or consent of any of the Sponsors or the Sponsors shall require the approval, waiver, or consent of each of the Sponsors.

7.4          Releases

Upon the issuance of the Certificate of Arrangement on the Effective Date, the Company, the Company Note Trustees and the Sponsors and their respective Subsidiaries and Affiliates’ and their respective present and former shareholders, officers, directors, employees, auditors, advisors, legal counsel and agents (collectively, the “Released Parties”) shall be released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, any Person who may claim contribution or indemnification against or from any Released Party)

J-A-23

may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of, or in connection with the Company Notes, the Company Note Indenture, the Arrangement Agreement, the Arrangement, the Plan of Arrangement and any proceedings commenced with respect to or in connection with this Plan of Arrangement; provided that nothing in this Section 7.4 will release or discharge any of the Released Parties from or in respect of any of their respective obligations under this Plan of Arrangement, the New Company Notes, the New Company Note Indenture, and further provided that nothing herein will release or discharge a Released Party if the Released Party is adjudged by the express terms of a non-appealable judgment rendered on a final determination on the merits to have committed gross negligence, fraud or willful misconduct.

7.5          Withholding Rights

The Company and any of the Subsidiaries of the Company, the Depositary and their respective Affiliates, as the case may be, shall be entitled to deduct or withhold from any amounts contemplated to be payable to any Company Shareholder, Company Noteholder, Company Optionholder or holder of Company DSUs under this Plan of Arrangement such amounts as are required to be deducted or withheld with respect to such payment under the Code, Tax Act or any other provision of federal, provincial, territorial, state, local or foreign tax Law, in each case, as amended or succeeded, or the administrative practice of the relevant Governmental Entity administering such Law, and subject to the provisions of any applicable income tax treaty, and shall remit or cause to be remitted the amount so deducted or withheld to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

7.6          Post-Effective Time Dividends and Distributions

No dividends or other distributions payable in respect of New Company Common Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Company Notes converted pursuant to Section 3.3(6) in respect of which New Company Common Shares were issued pursuant to the Arrangement, and all such dividends and other distributions shall be paid by the Company to the Depositary and shall be held by the Depositary in trust for such holders, in each case until the surrender of such certificate or certificates (or affidavit in accordance with Section 3.6) in accordance with Section 5.2(1) or until surrendered and/or forfeiture in accordance with Section 5.2(3). Subject to applicable Laws, following surrender of any such certificate or certificates (or affidavit in accordance with Section 3.6) in accordance with Section 5.2(1) there shall be paid to the holder thereof, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such New Company Common Shares to which such holder is entitled pursuant to the Arrangement.

J-A-24

7.7          Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares, Company Notes (including the Company Note Indenture), Company Options, Company DSUs issued or outstanding prior to the Effective Time; (b) the rights and obligations of Company, Apollo Sponsor, GSO Sponsors, all registered holders and all beneficial owners of Company Common Shares, all registered holders and all beneficial owners of Company Notes, all registered holders and beneficial owners of Company Options, Company DSUs and Company Warrants, the registrar and transfer agent in respect of the Company Common Shares, the Company Note Trustees and the Depositary, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims, proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Notes, Company Options or Company DSUs shall be deemed to have been settled, compromised, released and determined without liability expect as set forth in this Plan of Arrangement.

7.8          Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further authorization, act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

**********

J-A-25

SCHEDULE I

TERMS FOR THE CLASS A SHARES OF THE COMPANY

The Corporation shall be authorized to issue an unlimited number of Class A Shares. The rights, privileges and conditions attaching to the Class A Shares as a class shall be as follows:

1.             Class A Shares

1.1          Dividend

The holders of Class A Shares shall not be entitled to receive any dividends thereon.

1.2          Participation in Assets on Dissolution

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Class A Shares shall be entitled to receive, subject to the prior rights of the holders of the Preferred Shares, to receive from the property of the Company a sum equivalent to the aggregate Redemption Call Purchase Price (as hereinafter defined) of all the Class A Shares beneficially owned by them respectively before any amount shall be paid or any property of the Company distributed to the holders of common shares. After payment to the holders of Class A Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the property of the Company.

1.3          Voting Rights

The Class A Shares shall be non-voting.

1.4          Call Rights

(a)              The Company will have the overriding right (the “Redemption Call Right”), to and shall purchase from the holders of Class A Shares (other than Arrangement Participating Class A Shareholders) at the Redemption Call Time all of the Class A Shares then outstanding (other than those held by Arrangement Participating Class A Shareholders) for a cash payment equal to the Share Cash-Out Consideration (the “Redemption Call Purchase Price”). Upon the exercise of the Redemption Call Right by the Company, each holder will be obligated to sell all of the Class A Shares beneficially owned by the holder to the Company for cancellation at the Redemption Call Time and delivery by the Company to the holder of the Redemption Call Purchase Price for each share will be made on or as soon as practicable after the Redemption Call Time upon presentation and surrender to the Company of the certificates representing the Class A Shares or the Company Warrants which were exchanged for Class A Shares. From and after the Redemption Call Time, the holders of the Class A Shares called for purchase shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Call Purchase Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(b)              The Redemption Call Right shall be deemed to be exercised at each applicable Redemption Call Time. Upon the exercise of the Redemption Call Right, the Company will purchase and the holders will sell all of the Class A Shares (other than those held by

J-A-I-1

Arrangement Participating Class A Shareholders) then outstanding for a price per share equal to the Redemption Call Purchase Price

(c)               Each holder of a Class A Share prior to the Redemption Call Time, whether of record or beneficial, by virtue of becoming and being a holder, will be deemed to acknowledge the Redemption Call Right in favour of the Company, and the overriding nature of this right in connection with the purchase for cancellation of Class A Shares and to be bound by such right in favour of the Company.

1.5          Other Defined Terms

For the purpose of these terms attaching to the Class A Shares, the following terms have the following meanings:

“Arrangement” means the arrangement under section 192 of the CBCA contemplated by, and on the terms and subject to the conditions set out in, the Plan of Arrangement.

“Arrangement Participating Class A Shareholders” means the holders of Class A Share whose Class A Shares are redeemed in accordance with Section 3.3(4) or Section 3.3(9) of the Plan of Arrangement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement sent to the Director after the Final Order was made.

“CBCA” means the Canada Business Corporations Act, as amended.

“Certificate of Arrangement” means the certificate of arrangement of the Company dated •, 2017 issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Company Warrant Indenture” means the indenture dated August 6, 2015 between the Company and Computershare Trust Company of Canada providing for the issuance of warrants to purchase Class A Shares.

“Company Warrants” means the outstanding warrants of the Company issued pursuant to the Company Warrant Indenture.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Final Order” means the final order of the Court dated •, 2017 and any amendments made thereto prior to the Effective Date, approving the Arrangement.

“Plan of Arrangement” means the plan of arrangement involving the Company approved by the Court pursuant to the Final Order.

J-A-I-2

“Redemption Call Time” means, with respect to any Class A Share, the first moment in time immediately following the issuance of the Class A Share.

“Share Cash-Out Consideration” means C$0.17 per Class A Share in cash.

**********

J-A-I-3

SCHEDULE B

ARRANGEMENT SHAREHOLDER RESOLUTION

[Intentionally Omitted.

Please see Appendix A of this Circular.]

J-B-1

SCHEDULE C

ARRANGEMENT NOTEHOLDER RESOLUTION

[Intentionally Omitted.

Please see Appendix B of this Circular.]

J-C-1

SCHEDULE D

CONTINUANCE AND DOMESTICATION RESOLUTION

[Intentionally Omitted.

Please see Appendix C of this Circular.]

J-D-1

SCHEDULE E

COMPANY REPRESENTATIONS AND WARRANTIES

(1)                                 Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for such qualification, licensing and registration, the absence of which does not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(2)                                 Corporate Authorization. The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate or similar proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Board of the Company Circular, approval by the Company Shareholders and the Company Noteholders in the manner required by the Interim Order and Law and approval by the Court.

(3)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)                                 Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) the Regulatory Approvals; (d) filings with the Securities Authorities or the TSX; and (e) any actions or filings the absence of which is not material to the Company and its Subsidiaries, taken as a whole

(5)                                 Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the

J-E-1

other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)                                 contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents (including any certificates of formation or incorporation, charter, articles, bylaws, company or partnership agreement, operating agreement or similar document) of any of its Subsidiaries;

(b)                                 assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law or other restriction imposed by any Governmental Entity applicable to the Company or any of its Subsidiaries or any of their material assets;

(c)                                  allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract, lease or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)                                 result in the creation or imposition of any Lien upon any of the material assets of the Company or its Subsidiaries, other than Permitted Liens,

with such exceptions, in the case of subparagraphs (b) through (d), as would not, individually or in the aggregate, have a Material Adverse Effect.

(6)                                 Capitalization.

(a)                                 The authorized capital of the Company consists of an unlimited number of Company Common Shares, an unlimited number of preferred shares issuable in series. As of the date of this Agreement, there were: (i) 183,694,082 Company Common Shares issued and outstanding; and (ii) nil preferred shares issued and outstanding. All outstanding Company Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Company Common Shares issuable upon the exercise of rights under the Company Stock Option Plan, including outstanding Company Options and the Company Common Shares issuable upon exercise of the Company Warrants, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. There are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company’s or any of its Subsidiaries’ securities. Other than the Company Common Shares, there are no securities or other instruments or obligations of the

J-E-2

Company or of any of its Subsidiaries that carry (or, apart from the Company Warrants, which are convertible into, or exchangeable for, securities having) the right to vote generally with the Company Shareholders on any matter.

(b)                                 As of the date of this Agreement, there are 9,303,300 Company Common Shares issuable upon the exercise of all outstanding Company Options. Section 3.1(6)(b) of the Company Disclosure Letter contains a list each Company Option outstanding as of the date of this Agreement, with details regarding: (i) the number of Company Common Shares issuable therefor; (ii) the exercise price; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is an employee of the Company or its Subsidiaries; and (vi) whether such Company Option is vested or unvested (including any performance conditions, as applicable) and is exercisable, identifying whether such vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement.

(c)                                  As of the date of this Agreement, there are 3,278,540 Company DSUs outstanding. Section 3.1(6)(c) of the Company Disclosure Letter contains a list of the Company DSUs outstanding as of the date of this Agreement, with details regarding the base value, date of grant, date of expiry, vesting schedule, if applicable, and the names of and the number of participants to whom such Company DSUs have been granted.

(d)                                 As of the date of this Agreement, there are 21,700,000 Company Warrants outstanding each exercisable for one (1) Company Common Share for an exercise price of C$0.80.

(e)                                  As of the date of this Agreement, the Company has an aggregate principal amount of $350,000,000 of Company Notes outstanding and MMGSA has a principal amount of $50,000,000 MMGSA Notes outstanding.

(f)                                   Except as disclosed in the Company Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

(g)                                  Other than in connection with the Arrangement and the transactions described in this Agreement, the Company nor any of its Subsidiaries is a party to any voting agreements with respect to any shares in the capital of or other equity or voting interests in the Company or any of its Subsidiaries and, to the knowledge of the Company, as of the date hereof, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries.

J-E-3

(h)                                 The Company Stock Option Plan and the issuance of Company Common Shares under such plans (including all outstanding Company Options) have been duly authorized by the Board in compliance with Law and the terms of the Company Stock Option Plan, and have been recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar practices.

(i)                                     The issuance of Company DSUs (including all outstanding Company DSUs) has been duly authorized by the Board (or a duly authorized committee thereof) in compliance with Laws, and has been recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar practices.

(7)                                 Shareholders’ and Similar Agreements. Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries. None of the Company or any of its Subsidiaries has in place, and the Company Shareholders have not adopted or approved, any shareholders rights plan or a similar plan giving rights to acquire additional Company Common Shares upon execution or performance of the obligations under this Agreement.

(8)                                 Subsidiaries.

(a)                                 The following information with respect to each Subsidiary of the Company as of the date of this Agreement is accurately set out in Section 3.1(8)(a) of the Company Disclosure Letter: (i) its name; (ii) the percentage owned directly or indirectly by the Company and the percentage owned by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (iii) its jurisdiction of incorporation, organization or formation and its entity type.

(b)                                 The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of any Liens (other than Permitted Liens), all such shares or other equity interests so owned (directly or indirectly) by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(9)                                 Securities Law Matters. The Company is a “reporting issuer” under Securities Laws in each of the provinces and territories of Canada. The Company Common Shares are listed and posted for trading on the TSX. None of the Company’s Subsidiaries are

J-E-4

subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Company is not in default of any material requirements of any Securities Laws. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending or in effect, or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and, to its knowledge, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has timely filed or furnished with the TSX and any Governmental Entity all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws or furnished by the Company with the TSX and the appropriate Governmental Entity since December 31, 2014 through the date hereof (the “TSX Documents”). The documents comprising the TSX Documents complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other material confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comments letters from any Securities Authority with respect to any of the TSX Documents and, to the Company’s knowledge, neither the Company nor any of the TSX Documents is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

(10)                          Financial Statements.

(a)                                 The Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016, 2015 and 2014 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis): (i) were prepared in accordance with IFRS and applicable Law; and (ii) fairly present in all material respects in accordance with IFRS, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, consolidated statement of income, comprehensive income, financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and for the respective period covered by such financial statements (except as may be expressly indicated in the notes to such financial statements), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements. Other than as a result of the transactions contemplated by this Agreement, the Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (10). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship

J-E-5

of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)                                 The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

(11)                          Disclosure Controls and Internal Control over Financial Reporting.

(a)                                 The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)                                 The Company has established and maintains a system of internal control (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)                                  To the knowledge of the Company, as of the date of this Agreement, there is no material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company, and, to the knowledge of the Company, since December 31, 2014, no such material weakness or fraud has existed or occurred. To the knowledge of the Company, none of the Company, any of its Subsidiaries or any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or

J-E-6

auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(12)                          Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(13)                          No Undisclosed Liabilities. There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Company as at and for the fiscal years ended December 31, 2016, 2015 and 2014 (including any notes or schedules thereto and related management’s discussions and analysis); (ii) incurred in the Ordinary Course since December 31, 2014; (iii) under the Credit Agreement; or (iv) incurred in connection with this Agreement.

(14)                          Absence of Certain Changes or Events. Since December 31, 2015, other than the transactions contemplated in this Agreement, the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

(15)                          Long-Term and Derivative Transactions. Neither the Company nor any of its Subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(16)                          Related Party Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, director’s fees or equity-linked payments, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements or independent contractor arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective Affiliates or associates.

(17)                          No “Collateral Benefit”. Other than Arbiter and Fidelity, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Common Shares, except for related parties who, to the knowledge of the

J-E-7

Company, will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the  transactions contemplated by this Agreement.

(18)                          Compliance with Laws. With respect to Laws other than those that are the subject of specific representations and warranties in Paragraph (39)(b) of this Schedule E, the Company and each of its Subsidiaries is, and since December 31, 2014 has been, in compliance in all material respects with such Laws and neither the Company nor any of its Subsidiaries is conducting its business so as to violate any such Laws in any material respect. Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, their respective officers or directors (in their capacity as a director or officer), has been convicted of or charged with any crime or is subject to or otherwise under any investigation with respect to, has been charged or to the knowledge of the Company threatened to be charged with, or has received notice of, any violation or potential violation of any Law.

(19)                          Authorizations. The Company and each of its Subsidiaries own, possess or have obtained all material Authorizations that are required by Law in connection with the operation of the business of the Company and of each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of their assets. The Company or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied in all material respects with, all such Authorizations. Each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. No action, investigation or proceeding is, to the knowledge of the Company, pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non- renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(20)                          Director and Officer Support. The Company has provided true, correct and complete copies of the Voting Support Agreements to the Sponsors as enclosures to the Company Disclosure Letter. To the knowledge of the Company, each Voting Support Agreement is in full force and effect, has not been amended, supplemented or modified in any respect, and constitutes a legal, valid and binding obligation of each party to such agreement, enforceable against each such party in accordance with its terms and conditions, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and, as to enforceability, by general principles of equity.

(21)                          Material Contracts.

(a)                                 Section 3.1(21)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Data Room and no such contract has been materially modified, rescinded or terminated.

(b)                                 Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in

J-E-8

accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)                                  To the knowledge of the Company, the Company and each of its Subsidiaries has performed in all material respects all respective material obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)                                 None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any material breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract.

(e)                                  None of the Company or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise materially modify or not renew its relationship with the Company or with any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened. No party to any Material Contract has asserted or has any right to offset, discount or otherwise abate any material amount owing under such Material Contract except as expressly set forth in such Material Contract.

(22)                          Real Property. Neither the Company nor any of its Subsidiaries owns any real property. The Company and its Subsidiaries have good and valid leasehold interests in all of the Company Leased Property, free and clear of all Liens, other than Permitted Liens. Section 3.1(22) of the Company Disclosure Letter sets forth a true, correct, and complete list of the Company Leased Properties and the Real Property Leases. Each material lease, sublease, license or occupancy agreement (each, a “Real Property Lease”, and together, the “Real Property Leases”) for real or immovable property leased, subleased, licensed or occupied by the Company or its Subsidiaries (each a “Company Leased Property”, and together, the “Company Leased Properties”) is valid, legally binding and enforceable against the Company or its Subsidiary, as applicable, and to the knowledge of the Company or its Subsidiary, the other parties, in accordance with its terms and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been disclosed in the Data Room, and none of the Company or any of its Subsidiaries is in material breach of, or default under, any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute such a material breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder. To the knowledge of the Company, no counterparty is in breach of or default under any of the Real Property Leases. To the knowledge of the Company, no third party has repudiated

J-E-9

or has the right to terminate or repudiate any Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the Real Property Leases) or any provision thereof. To the knowledge of the Company, there is no pending, or threatened, appropriation, condemnation, or like action materially affecting any of the Company Leased Properties or any part thereof or any sale or other disposition of any of the Company Leased Properties. The Company has not leased, subleased or otherwise granted to any Person the right to use or occupy any of the Company Leased Property, except as listed in Section 3.1(22) of the Company Disclosure Letter.

(23)                          Environmental Matters. The Company and its Subsidiaries are, and have been in compliance in all material respects with applicable Environmental Laws, including obtaining and complying with permits required under Environmental Laws. Neither the Company nor any Subsidiary has received any claim or notice alleging noncompliance with or liability arising under any Environmental Law. Neither the Company nor any Subsidiary has released, transported or disposed of, or arranged for the disposal or transport of Hazardous Materials except in compliance with Environmental Laws or as would not reasonably be expected, individually or in the aggregate, to result in material liability. There are no events, conditions or circumstances reasonably likely to result in material liability to the Company or its Subsidiaries pursuant to Environmental Law or relating to the presence of or exposure to Hazardous Materials. Neither the Company nor any Subsidiary (i) is subject to any order, decree, or judgement issued pursuant to Environmental Law or (ii) has assumed, by contract or operation of Law, any liability of any other Person pursuant to Environmental Laws.

(24)                          Assets.

(a)                                 The Company and/or its Subsidiaries have good title to all material personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens). The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable.

(b)                                 The equipment, technology and communications hardware and other tangible personal property of the Company are in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such equipment or other property is in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(25)                          Intellectual Property.

(a)                                 Section 3.1(25)(a) of the Company Disclosure Letter sets forth an accurate and complete list of (i) all Company IP Registrations, (ii) all material unregistered Company Intellectual Property and (iii) Social Media Accounts. All of the

J-E-10

registrations, issuances and applications set out in Section 3.1(25)(a) of the Company Disclosure Letter are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made where failure to make any such payment or filing would result in a Material Adverse Effect. The Company and its

Subsidiaries have taken all reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets and other confidential information included in the Company Intellectual

Property, including requiring all Persons having access thereto execute written non-disclosure agreements.

(b)                                 (i) The Company and/or its Subsidiaries own and possess all right, title and interest in and to the Company Intellectual Property; (ii) the Company and/or its Subsidiaries are authorized to use the Social Media Accounts, in all material respects, in a manner consistent with the conduct of business, as presently conducted, of the Company and its Subsidiaries; (iii) the Company and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses) all Intellectual Property rights that are material for the conduct of the business, as presently conducted, of the Company and its Subsidiaries, in each case, free and clear of all Liens other than Permitted Liens; (iv) all Intellectual Property rights that are owned by or licensed to the Company and/or its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; and (v) all Intellectual Property rights owned or, to the knowledge of the Company, licensed by the Company and/or its Subsidiaries are valid and enforceable.

(c)                                  The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of the Company’s right to own, use or hold for use any material Intellectual Property as owned, used or held for use in the conduct of the business, as presently conducted, of the Company and its Subsidiaries, including any such rights as granted pursuant to a Company IP Agreement.

(d)                                 The conduct of the business of the Company and its Subsidiaries as presently and formerly conducted (including such conduct as relates to the use and exploitation of Songs), the Company Intellectual Property and, to the knowledge of the Company, the use by the Company and its Subsidiaries of any Intellectual Property rights licensed to them, Social Media Accounts (to the extent content thereon has been posted or distributed by the Company or any of its Subsidiaries) or Technology owned by them does not breach, violate, infringe or interfere with any rights of any other Person. There is no Action (including any oppositions, interferences or re-examinations) pending or, to the knowledge of the Company, threatened (including in the form of offers to obtain a license): (i) alleging any breach, violation, infringement or interference of, or underpayment

J-E-11

with respect to the use of, the Intellectual Property of any Person by the Company or its Subsidiaries (including in connection with any Songs); (ii) challenging the Company’s or any of its Subsidiaries’ rights in or to any

Company Intellectual Property, Social Media Accounts or Songs; or (iii) by the Company, its Subsidiaries or any other Person alleging any breach, violation, infringement or interference by any Person of the Company Intellectual

Property. To the knowledge of the Company, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Action. To the knowledge of the Company, no Person is infringing upon or otherwise violating any Company Intellectual Property or Intellectual Property rights licensed by the Company or its Subsidiaries.

(e)                                  Section 3.1(25)(e) of the Company Disclosure Letter sets forth an accurate and complete list of all Company IP Agreements. The Company has made available to the Sponsors true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company or a Subsidiary of the Company in accordance with its terms and is in full force and effect. Neither the Company nor any of its Subsidiaries, nor any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of breach or default of or any intention to terminate or not to renew any Company IP Agreement, and, to the knowledge of the Company, no facts or circumstances exist that, with notice or lapse of time or both, would constitute a breach or default under any Company IP Agreement, or could prevent the renewal or extension of any Company IP Agreement on industry-standard terms.

(f)           The Company and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information (“Personal Information”), a true, correct and complete copy of which has been provided to the Sponsors prior to the date hereof. The Company and each of its Subsidiaries is in material compliance with all applicable Laws regarding the collection, use and protection of Personal Information and with the Company’s and its Subsidiaries’ Privacy Policy, and, to the knowledge of the Company, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Information maintained by the Company or any of its Subsidiaries. The Company and its Subsidiaries have industry standard (for a company of similar size in the industry) security measures in place to protect Personal Information stored in their computer systems from unlawful use by any third party. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby will not violate the Privacy Policy as it currently exists or as it existed at any time during which any of the Personal Information was collected or obtained. Upon the Closing, the Company and its Subsidiaries will continue to have the right to use Personal Information on substantially similar terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing. No Actions are

J-E-12

pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the collection or use of Personal Information.

(g)          All computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business of the Company and its Subsidiaries (collectively, the “Technology”) (i) is sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries and the Company and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology, and (ii) to the knowledge of the Company, (x) is free from any material software defect and does not contain any virus, software routing or hardware component designed to permit unauthorized access to or to disable or otherwise harm any computer, systems or software and (y) performs in material conformance with its documentation and functional specifications. To the knowledge of the Company, (A) there has been no material failure of any Technology in the past two (2) years which has not been fully resolved and, (B) no Person has gained unauthorized access to the Technology. The Technology licensed to customers of the Company and its Subsidiaries (including any mobile or web-based applications) provides sufficient redundancy and speed to meet industry standards relating to high availability and, to the knowledge of the Company, such Technology will operate and continue to be accessible to end users on such high availability basis after the Closing.

(h)                                 No Person other than the Company and its Subsidiaries enjoys or has possession of or access to the source code of any Software owned by the Company or any of its Subsidiaries (the “Company Software”), or is or will be entitled to obtain possession of any part or component thereof or access thereto as a result of the operations of the business of the Company and its Subsidiaries as currently conducted or the consummation of the transactions contemplated hereunder. The Company and its Subsidiaries have the source code for each material version of the Company Software used in the past two (2) years, as well as all documentation related thereto, sufficient to enable a software developer of reasonable skill to understand, debug, repair, revise, modify, enhance, compile, support and otherwise utilize such Company Software without reference to other sources of information. Section 3.1(25)(h) of the Company Disclosure Letter sets forth all Company Software that integrates source code that is subject to any Open Source license. No Open Source has been used in or is being used in, embedded or incorporated into, integrated or bundled with, or linked with or to, any Company Software under any license requiring the Company or any of its Subsidiaries to: (i) disclose any Company Software source code; (ii) license any Company Software source code for the purposes of making derivative works; (iii) make available for redistribution to any Person any Company Software source code at no charge, in each case, excluding any obligation to disclose or licence the original source code of the applicable Open Source.

J-E-13

(i)                                     Each present or past employee, officer, consultant or any other Person who developed any Company Intellectual Property (including any Company Software) has executed a valid and enforceable Contract with the Company or a Subsidiary of the Company that (i) conveys to the Company or such Subsidiary any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Company or such Subsidiary and (ii) obligates such Person to keep any confidential information, including trade secrets, of the Company and its Subsidiaries confidential both during and after the term of employment or Contract.

(26)                          Content Rights; Content Licenses.

(a)         The Company and its Subsidiaries have obtained all Content Rights that are used in connection with the operation of the business as currently conducted by the Company and its Subsidiaries in each jurisdiction where content (including Songs) is made commercially available on any product or through any service of the Company or its Subsidiaries; provided, that in certain jurisdictions outside of the United States and Canada, a true and complete list of which is set forth in Section 3.1(26)(a) of the Company Disclosure Letter (the “Specified International Jurisdictions”), the Company’s and its Subsidiaries’ customers may             obtain public performance rights from the applicable collective management organization in such Specified International Jurisdiction; and provided, further, that any losses or other damages, including incidental or consequential damages and punitive, special or indirect damages, arising out of or with respect to a failure by a customer to obtain and maintain such public performance rights in such Specified International Jurisdiction are borne solely by such customer and without any direct or indirect responsibility of, or liability to, the Company or any of its Subsidiaries. Upon the Closing, the Company and its Subsidiaries will continue to have the right to use Songs on substantially similar terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing.

(b)                                 Section 3.1(26)(b) of the Company Disclosure Letter sets forth (i) a true and complete list of all pending, requested and completed royalty audits made by any Person against the Company or any of its Subsidiaries with respect to the Content Licenses or any amounts due thereunder since January 1, 2012; and (ii) for each completed audit set forth therein, a summary of any adverse findings that resulted therefrom.

(c)                                  Section 3.1(26)(c) of the Company Disclosure Letter sets forth a true and complete list of: (i) any material royalty-related payments (including, without limitation, advances) owed by the Company or any of its Subsidiaries pursuant to any Content License which have not been yet been paid; (ii) the amount of such unpaid royalty-related payments; (iii) the recipient’s name, as applicable; and (iv) the Content Licenses in respect of which such unpaid royalty related payments are owed, in each case as of the date hereof.

J-E-14

(d)                                 To the knowledge of the Company after due inquiry, neither the Company nor any of its Subsidiaries is in breach of a “most favored nation” provision or similar provision in any Content License, and no such provision or similar provision has been, or is reasonably likely to be, triggered by the Company’s or any of its Subsidiaries’ entry into any other Contract, except where the Company and/or its Subsidiaries have, prior to the date hereof, made adjustments under any such Content License to accord the applicable counterparty such more favorable terms, as applicable, in any other Contract. No counterparty to any Content License has alleged that any “most favored nation” provision or similar provision has been triggered.

(e)                                  Section 3.1(26)(e) of the Company Disclosure Letter sets forth an accurate and complete list of all licenses, sublicenses, consents and other agreements pursuant to which the Company and any of its Subsidiaries are obligated to make any material payments to any unions or guilds for, including, but not limited to, the reproduction and/or distribution of any sound recordings and the Company and its Subsidiaries have made all payments required to be made, whether by contract or otherwise, to any union or guild for, including, but not limited to, the reproduction and/or distribution of any sound recordings.

(27)                          Litigation. Except any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no material claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company, threatened, against or relating to the Company or any of its Subsidiaries or their respective businesses or affecting any of their respective current or former properties or assets by or before any Governmental Entity. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(28)                          Employees.

(a)                                 The Company and its Subsidiaries are in material compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, employment standards, labour, human rights, privacy, workers’ compensation and occupational health and safety, immigration, employee and independent contractor classification, overtime, collective bargaining, and there are no material outstanding claims, complaints, investigations or orders under any such Law and to the knowledge of the Company there is no basis for such claim.

J-E-15

(b)                                 Except as would not result in material liability for the Company and its Subsidiaries, taken as a whole, or as disclosed in the Company Disclosure Letter, all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days, pensions, retirement payments and benefits, termination and severance pay and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company or of the applicable Subsidiary.

(c)                                  No Company Employee has any agreement in relation to any employee’s termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments or agreements with current or former Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(d)                                 There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may materially adversely affect the Company or any Subsidiary’s accident cost experience.

(e)                                  There are no material charges pending with respect to the Company or its Subsidiaries under applicable occupational health and safety legislation (“OHSL”). The Company and each of its Subsidiaries have complied in all material respects with the terms and conditions of OHSL, as well as any orders issued under OHSL and there are no appeals of any material orders under OHSL currently outstanding.

(29)                          Collective Agreements.

(a)                                 Other than the Collective Agreements listed in Section 3.1(29)(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Company Employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any aspect of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights of                         any employees other than the Collective Agreements listed in Section 3.1(29)(a) of the Company Disclosure Letter. The Company and its

J-E-16

Subsidiaries are in material compliance with the Collective Agreements and there are no material grievances or arbitration proceedings under the Collective Agreements.

(b)                                 There is no, and since December 31, 2014 has not been, any labour strike, lock-out, work slowdown, stoppage or material labor dispute pending or involving or, to the knowledge of the Company, threatened against the Company or any Subsidiary.

(c)                                  No trade union has applied to have the Company or a Subsidiary declared a related successor, or common employer pursuant to applicable Law in any jurisdiction in which the Company or any Subsidiary carries on business.

(d)                                 Neither the Company nor any of its Subsidiaries has engaged in any material unfair labour practice and no material unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries.

(e)                                  Neither the Company nor any of its Subsidiaries as of the date of this Agreement, has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees that would prevent or materially restrict or impede the consummation of the transactions contemplated by this Agreement.

(f)                                   As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations under the United States Worker Adjustment and Retraining Notification Act or any similar state or local Law that remain unsatisfied.

(30)                  Employee Plans.

(a)                                 Section 3.1(30)(a) of the Company Disclosure Letter lists all material Employee Plans. The Company has disclosed in the Data Room true, correct and complete copies of all such material Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons. No changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Sponsors.

(b)                                 All contributions, premiums or Taxes required to be made or paid by the Company or any of its Subsidiaries, as the case may be, under the terms of each material Employee Plan or by Law have been made in a timely fashion or if not due, are accurately reflected in the books and record of the Company of or the applicable Subsidiary.

J-E-17

(c)           To the knowledge of the Company, no material Employee Plan is subject to any investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any material Employee Plan required to be registered or qualified.

(d)                                 All Employee Plans that are intended to be qualified and exempt from federal income Taxes under Section 401(a) and Section 501(a), respectively, of the Code have been the subject of or have timely applied for, as of the date of this Agreement, determination or opinion letters from the IRS to the effect that such Employee Plans and the trusts created thereunder are so qualified and tax- exempt, and no such determination letter has been revoked nor (i) to the knowledge of the Company, has revocation been threatened and (ii) to the knowledge of the Company, do any circumstances exist that could reasonably be expected to adversely affect such qualification or exemption. All Employee Plans subject to the Laws of any jurisdiction outside the United States that are intended to qualify for special tax treatment, meet all the requirements for such treatment; and that are intended to be funded or book-reserved, are fully funded or book- reserved, in all material respects, based upon reasonable actuarial assumptions.

(e)                                  Neither the Company nor any of its Subsidiaries has, during the six-year period ending on the date of this Agreement, maintained, contributed to or been required to contribute to any Employee Plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, or Section 4971 of the Code. Neither the Company nor any of its Subsidiaries has any unsatisfied liability under Title IV of ERISA and, to the knowledge of the Company, no condition exists that is reasonably likely to cause the Company or any of its Subsidiaries to incur a liability under Title IV of ERISA. Neither the Company nor any of its Subsidiaries has, or within the six-year period ending on the date of this Agreement has had, contributed to, been required to contribute to, or has or within the six-year period ending on the date of this Agreement has had any obligation or liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Employee Plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. No Employee Plan is a “multiple employer plan” (within the meaning of Section 4063 or Section 4064 of ERISA).

(f)                                   No Employee Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law) in a manner that would reasonably be expected to result in any material liability to the Company and its Subsidiaries on or at any time after the Effective Time.

J-E-18

(g)                                  None of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit; (ii) accelerate the time of payment or vesting, or trigger or increase any payment or funding, of any compensation or benefits, or trigger any other obligation, under any Employee Plan; or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Employee Plan.

(h)                                 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, (i) not be deductible as a result of Section 280G of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax); or (ii) be subject to the excise tax under Section 4999 of the Code. The Company has provided to the Sponsors (A) its preliminary calculations with respect to the impact of Sections 280G and 4999 of the Code (or any corresponding provisions of foreign, state or local Law related to Tax) to the extent available as of the date hereof and (B) for each Person intended to be a participant in the Mood Media Corporation Change of Control Award Plan, the form W-2 box 1 amount for calendar years 2012 through 2016, to the extent applicable.

(i)                                     Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax).

(j)                                    Neither the Company, any Employee Plan nor, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would reasonably be expected to subject the Company, any ERISA Affiliate or any Employee Plan to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code (or any corresponding provisions of Law).

(31)                          Insurance.

(a)                                 The Company and each of its Subsidiaries is, and has been continuously since December 31, 2014 insured by reputable third-party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets.

J-E-19

(b)                                 To the knowledge of the Company each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of the Company or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or of any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(32)                          Customers and Suppliers. Section 3.1(32) of the Company Disclosure Letter is a true and correct list setting forth the ten largest suppliers to the Company and its Subsidiaries on a consolidated basis by dollar amount for the 12 month period prior to the date of this Agreement and the ten largest customers of the Company and its Subsidiaries based on the consolidated annual revenue of such customer for the 12 month period prior to the date of this Agreement.

(33)                          Taxes.

(a)                                 The Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(b)         The Company and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof (whether or not shown on any Tax Return), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)                                  No material deficiencies, litigation, audit, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any material audit, action, investigation or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

J-E-20

(d)                                No written claim has been made in the past five (5) years by any Governmental Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material Tax by that jurisdiction.

(e)                                 There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)                                   For income Tax purposes: (i) the Company is resident in Canada and the United States; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(g)                                  Neither the Company nor any of its Subsidiaries has: (i) directly or indirectly, transferred property or supplied services to, or acquired property or services from, any Person who is a non-resident of Canada (within the meaning of the Tax Act) with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services; (ii) failed to make or obtain, where required, records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act; or (iii) entered into any advance pricing agreement with any Governmental Entity.

(h)                                 The Company and each of its Subsidiaries has withheld or collected from their respective employees, independent contractors, creditors, stockholders and third parties all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(i)                                     The Company has made available to the Sponsors true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(j)                                    There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(k)                                 Neither the Company nor any of its Subsidiaries has (A) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax law) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or non-U.S. Tax law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section

J-E-21

6662(d)(2)(B) of the Code (or any similar provision of state, local, or non-U.S. Tax law).

(l)                                     Neither the Company nor any of its Subsidiaries is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement, other than any agreement entered in the Ordinary Course the primary purpose of which is not Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income Tax returns of which the Company is the common parent under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or similar provision of state, local or non-U.S. Tax law, as a transferee or successor, by contract, or otherwise.

(m)                             Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

(n)                                 Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Effective Date taxable income attributable to income that accrued in a taxable period prior to the Effective Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Effective Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Effective Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law.

(o)                                 Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity.

(p)                                 Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(34)           Financial Advisor Opinion. The Board has received the Financial Advisor Opinions.

(35)                                 Brokers. Except for the engagement letter between the Company and the Financial Advisors and the fees payable under or in connection with such engagement and as

J-E-22

disclosed in Section 3.1(35) of the Company Disclosure Letter, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement.

(36)                          Board Approval. As of the date hereof, the Board has: (a) determined that the Arrangement is in the best interests of the Company; (b) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Shareholder Resolution and the Continuance and Domestication Resolution; (c) resolved to recommend that the Company Noteholders vote in favour of the Arrangement Noteholder Resolution, and (d) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(37)                          Money Laundering. The operations of the Company and of each of its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and, to the knowledge of the Company, no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(38)                          Export Controls. Neither the Company nor any of its Subsidiaries sells, exports or possesses any equipment, products, software, systems, or technical data that are controlled under the International Traffic in Arms Regulations. Except for items properly classified under EAR99, neither the Company nor any of its Subsidiaries sells, exports or possesses any equipment, products, software, systems, or technical data that are controlled under the Export Administration Regulations.

(39)                          Sanctions.

(a)                                 Neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any employee or agent acting for or on behalf of the Company or any of its Subsidiaries is designated on, or is owned or controlled by any party that is designated on, any list of sanctioned parties maintained by the United States, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

(b)                                 Since January 1, 2012: (i) neither the Company nor any of its Subsidiaries has participated in or facilitated any transaction involving a person or entity referred to in Paragraph (39)(a) above, or any country or territory subject to comprehensive sanctions imposed by the United States (including under OFAC

J-E-23

regulations), the European Union or the United Kingdom (“Comprehensive Sanctions”); and (ii) the Company and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance in all material respects with sanctions Laws and neither the Company nor any of its Subsidiaries is conducting its business so as to violate any sanctions Laws in any material respect.

(40)                          Anti-Corruption. Neither the Company nor any of its Subsidiaries, nor any of its directors, officers, employees, or, to the knowledge of the Company, any person acting on their behalf has paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, or officer or employee of a public international organization for the purpose of illegally influencing any official act or decision or to secure an improper advantage in order to obtain or retain business. The Company and its Subsidiaries have implemented and at all times maintained effective internal controls reasonably designed to prevent and detect such violations, and the Company and its Subsidiaries have at all times maintained accurate books and records. The Company and its Subsidiaries have not violated and are not in violation of any applicable anti-corruption law, including the U.S. Foreign Corrupt Practices Act or the Corruption of Foreign Public Officials Act (Canada).

(41)                          Indemnification Agreements. Section 3.1(41) of the Company Disclosure Letter sets forth each indemnification agreement between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees, on the other hand, and each such indemnification agreement is substantially consistent in all material respects with the form of indemnification agreement made available in the Data Room prior to the date of this Agreement.

(42)                          Other Agreements. Concurrently with the execution of this Agreement, Company has delivered to the Sponsors duly executed copies of the agreements set forth in Section 3.1(42) of the Company Disclosure Letter (the “Section 3.1(42) Agreements”). Each Section 3.1(42) Agreements is in full force and effect, has not been amended, supplemented or modified in any respect, and constitutes a legal, valid and binding obligation of each party to such agreement, enforceable against each such party in accordance with its terms and conditions, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and, as to enforceability, by general principles of equity.

J-E-24

SCHEDULE F

APOLLO SPONSOR REPRESENTATIONS AND WARRANTIES

(1)                                 Organization and Qualification. Apollo Sponsor is a Delaware limited partnership duly formed and validly existing under the laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)                                 Corporate Authorization. Apollo Sponsor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by Apollo Sponsor of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Apollo Sponsor and no other corporate or other proceedings on the part of Apollo Sponsor are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by Apollo Sponsor, and constitutes a legal, valid and binding agreement of Apollo Sponsor enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)                                 Governmental Authorization. The execution, delivery and performance by Apollo Sponsor of its obligations under this Agreement and the consummation by Apollo Sponsor of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Apollo Sponsor other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) the Regulatory Approvals; and (d) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of Apollo Sponsor to consummate the Arrangement and the transactions contemplated hereby.

(5)                                 Non-Contravention. The execution, delivery and performance by Apollo Sponsor of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)                                 contravene, conflict with, or result in any violation or breach of the organizational documents of Apollo Sponsor; or

(b)                                 assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to Apollo Sponsor or any of its properties or assets except as would not,

J-F-1

individually or in the aggregate, materially impede the ability of Apollo Sponsor to consummate the Arrangement and the transactions contemplated hereby.

(6)                                 Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Apollo Sponsor threatened, against Apollo Sponsor before any Governmental Entity nor is the Apollo Sponsor subject to any outstanding judgement, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(7)                                 Securityholdings of the Company.

(a)                                 Neither Apollo Sponsor nor its affiliated investment funds, directly or indirectly, beneficially own or exercise control and direction over any Company Common Shares or any options, warrants or similar rights exercisable or exchangeable for or convertible into Company Common Shares;

(b)                                 Apollo Sponsor (together with its affiliated investment funds) beneficially owns, or exercises control or direction over, in the aggregate, $138,539,000 principal amount of Company Notes;

(c)                                  neither Apollo Sponsor nor its affiliated investment funds, directly or indirectly, beneficially own or exercises control or direction over any MMGSA Notes; and

(d) neither Apollo Sponsor nor its affiliated investment funds, directly or indirectly, is a lender under the Credit Agreement.

(8)                                 Apollo Guarantee. Concurrently with the execution of this Agreement, the Apollo Guarantors have delivered to the Company the duly executed Apollo Guarantee. The Apollo Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the Apollo Guarantors, enforceable against the applicable Apollo Guarantors in accordance with its terms and conditions, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and, as to enforceability, by general principles of equity. No event has occurred that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, constitute a default on the part of any Apollo Guarantor pursuant to the Apollo Guarantee.

J-F-2

SCHEDULE G

GSO SPONSORS REPRESENTATIONS AND WARRANTIES

(1)                                 Organization and Qualification. Such GSO Sponsor is validly existing under the laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)                                 Authorization. Such GSO Sponsor has the requisite power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by such GSO Sponsor of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary action on the part of such GSO Sponsor and no other proceedings on the part of such GSO Sponsor are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by such GSO Sponsor, and constitutes a legal, valid and binding agreement of such GSO Sponsor enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)                                 Governmental Authorization. The execution, delivery and performance by such GSO Sponsor of its obligations under this Agreement and the consummation by such GSO Sponsor of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by such GSO Sponsor other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) the Regulatory Approvals; and (d) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of such GSO Sponsor to consummate the Arrangement and the transactions contemplated hereby.

(5)                                 Non-Contravention. The execution, delivery and performance by such GSO Sponsor of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)                                 contravene, conflict with, or result in any violation or breach of the organizational documents of such GSO Sponsor; or

(b)                                 assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to such GSO Sponsor or any of its properties or assets except as would not, individually or in the aggregate, materially impede the ability of such GSO

J-G-1

Sponsor to consummate the Arrangement and the transactions contemplated hereby.

(6)                                 Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of such GSO Sponsor threatened, against such GSO Sponsor before any Governmental Entity nor is such GSO Sponsor subject to any outstanding judgement, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay the consummation of the Arrangement or the transactions contemplated hereby.

(7)           Securityholdings of the Company.

(a)                                 Neither such GSO Sponsor nor its affiliated investment funds, directly or indirectly, beneficially own or exercise control and direction over any Company Common Shares or any options, warrants or similar rights exercisable or exchangeable for or convertible into Company Common Shares;

(b)                                 Such GSO Sponsor (together with the other GSO Sponsors and their respective affiliated investment funds) (i) beneficially owns, or exercises control or direction over, in the aggregate, the principal amount of Company Notes equal to $99,192,000, (ii) beneficially owns, or exercises control or direction over, in the aggregate, the principal amount of MMGSA Notes equal to $14,870,000 and (iii) neither GSO Sponsor nor its affiliated investment funds directly or indirectly is a lender under the Credit Agreement.

J-G-2

SCHEDULE H

SPONSORS REPRESENTATIONS AND WARRANTIES

(1)                                 Commitment Letters. As of the date of this Agreement, the Sponsors have delivered to the Company true, correct and complete copies of: (a) an executed commitment letter, dated as of the date of this Agreement, between Apollo Sponsor and the other Persons party thereto (the “Apollo Equity Commitment Letter”) pursuant to which such Persons commit, subject to the terms and conditions thereof, to invest in Apollo Sponsor, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the consideration required to consummate the Arrangement (the “Apollo Equity Financing” and, together with the GSO Equity Financing, the “Equity Financing”); and (b) an executed commitment letter, dated as of the date of this Agreement, among the Apollo Sponsor, the GSO Sponsors and the Company (the “Non- Lender Parties”) and the lender party thereto (the “Debt Commitment Letter” and, together with the Apollo Equity Commitment Letter, the “Commitment Letters”) pursuant to which the Sponsor Financing Sources have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein in order to consummate the Credit Facility Refinancing and the MMGSA Note Redemption (the “Debt Financing” and, together with the Equity Financing, the “Financing”). The Sponsors have also delivered to the Company a true, correct and complete copy of any fee letter (which may be delivered with the fee amounts, “flex” terms and other economic terms therein redacted in a customary manner so long as no redaction covers provisions related to conditionality, availability or termination of the Financing) in connection with the Debt Commitment Letter (any such letter, a “Fee Letter”). The Apollo Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.5(2).

(2)                                 No Amendments. As of the date of this Agreement: (a) the Commitment Letters and the terms of the Financing have not been amended or modified prior to the date of this Agreement (and, to the knowledge of the Sponsors, no such amendment or modification is contemplated except in connection with any amendment to effectuate any “market flex” terms contained in the Fee Letters in the form delivered to the Company (subject to redaction as noted in paragraph (1) above) and (b) to the knowledge of the Sponsors, the respective commitments contained therein have not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified in any respect. There are no other Contracts, agreements, side letters or arrangements to which the Sponsors are a party relating to the funding of the full amount of the Financing, other than as expressly set forth in the Agreement, the Commitment Letters or any Fee Letters.

(3)                                 Sufficiency of Debt Financing. Assuming: (a) the Debt Financing is funded in accordance with the Debt Commitment Letter; (b) the accuracy in all material respects of the representations and warranties set forth in Section 3.1; and (c) the performance by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement, the Debt Financing, together with any Projected Cash-On Hand (as defined in the Plan of Arrangement) and the amounts to be contributed by the GSO Sponsors and the Apollo Sponsor as contemplated in Section 2.10(1) and Section 2.10(2), respectively, is sufficient to (i) consummate the Credit Facility Refinancing and the

J-H-1

MMGSA Note Redemption and repay, prepay, redeem or discharge the principal of and interest on, and all other indebtedness outstanding pursuant to, the Credit Agreement and the MMGSA Notes, (ii) pay the aggregate amount of the Share Cash-Out Consideration under the Plan of Arrangement, and (iii) pay all fees and expenses required to be paid at the Closing by the Company or the Sponsors in connection with the Debt Financing (such amount, the “Required Amount”).

(4)                                 Validity. As of the date of this Agreement, the Commitment Letters (in the forms delivered by the Sponsors to the Company) are in full force and constitute the legal, valid and binding obligations of the Non-Lender Parties and, to the knowledge of the Sponsors, the other parties thereto (including, with respect to the Apollo Equity Commitment Letter, the Apollo Guarantors), enforceable against the Non-Lender Parties and, to the knowledge of the Sponsors, the other parties thereto in accordance with their terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency and other Laws affecting creditors’ rights generally and general principles of equity. Other than as expressly set forth in the Commitment Letters and any Fee Letter, there are no conditions precedent or contingencies related to the funding of the full proceeds of the Financing (including any “flex” provisions) pursuant to any agreement relating to the Financing. As of the date of this Agreement, neither the Non-Lender Parties nor, to the knowledge of the Sponsors, any counterparty to the Commitment Letters has committed any breach of any of its covenants or other obligations set forth in, or is in default under the Commitment Letters. As of the date of this Agreement, none of the Sponsor Financing Sources has notified any Sponsor of its intention to terminate its applicable Commitment Letter or of any breach or default under any such Commitment Letter. As of the date of this Agreement, assuming (i) the accuracy in all material respects of the representations and warranties set forth in set forth in Section 3.1 and (ii) the performance by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (A) constitute or result in a breach or default on the part of any Person under the Commitment Letters; (B) constitute or result in a failure to satisfy any of the conditions set forth in any of the Commitment Letters; or (C) otherwise result in any portion of the Financing not being available. All fees required to be paid on or before the date of this Agreement as required by the Commitment Letters and related Fee Letters have been paid.

J-H-2

SCHEDULE I

NEW COMPANY NOTES TERM SHEET

[Intentionally Omitted.

See Circular.]

J-I-1

APPENDIX K-1

OPINION OF ALLEN & COMPANY LLC

711 FIFTH AVENUE· NEW YORK, N.Y. 10022 · (212) 832-8000

April 12, 2017

The Board of Directors and the Special Committee

Mood Media Corporation

1703 W. 5th Street, Suite 600

Austin , Texas, 78703

The Board of Directors and the Special Committee:

We understand that Mood Media Corporation (“Mood”), a corporation continued und er the Canada Business Corporations Act (the “CBCA”) proposes to enter into an agreement (the “Agreement”) with AP Mixtape Holdings, L.P., a limited partnership existing under the laws of Delaware (“Apollo Sponsor”) and FS Investment Corporation, a corporation existing under the laws of Maryland, FS Investment Corporation II, a corporation existing under the laws of Maryland, Cobbs Creek LLC, a limited liability company exi sting under the laws of Delaware, Juniata River LLC, a limited liability company existing under the laws of Delaware, Race Street Funding LLC, a limited liability company existing under the laws of Delaware, and Blackstone I GSO Strategic Credit Fund, a statutory trust existing under the laws of Delaware (collectively, the “GSO Sponsor,” and, together with Apollo Sponsor, the “Sponsors”) pursuant to which, amon g other things, the holders (the “Shareholders”) of the common shares in the capital of Mood (the “Common Shares”) other than certain funds and accounts managed by Arbiter Partners Capital Management, LLC (collectively, ‘‘Arbiter”) will receive a cash payment equal to C$0.17 (the “Share Cash-Out Consideration”) for each Common Share held by such Shareholder, and each Common Share shall be, and shall be deemed to be, redeemed and cancelled by Mood solely in exchange for the Share Cash-Out Consideration (the “Share Cash-Out”). The Share Cash-Out Consideration that would otherwise be payable for the Common Shares held by Arbiter will be reinvested in Mood in exchange for New Company Common Shares (as defined in the Agreement) (the “Arbiter Exchange”). As more fully described in the Agreement, such redempti on of common shares will be effected as part of a plan of arrangement pursuant to section 192 of the CBCA consistent with the terms of the Agreement (the “Arrangement”). Implementation of the Arrangement will be subject to certain conditions, including (i) the approval by Shareholders (by (A) two-thirds votes cast by Shareholders in respect thereof, and (B) a majority of the votes cast by Shareholders in respect thereof, excluding votes required to be excluded pursuant to the provisions of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions); and (ii) receipt of a final order of the Ontario Superior Court of Justice (Commercial List) approving the Arrangement. The terms and condition s of the Arrangement, including the Share Cash-Out, are more fully set forth in the Agreement.

As you know, Allen & Company LLC (“Allen & Company”) has acted as financial advisor to Mood in connection with the proposed Arrangement and has been asked to render an opinion to the Board of Directors of Mood (the “Board”) as well as a special committee of independent directors of the Roard (the “Special Committee”) as to the fairness, from a financial point of view, to the Shareholders (other than Shareholders participating in the Arbiter Exchange) of the Share Cash-Out Consideration to be received by such Shareholders pursuant to the Arrangement. For such services, Mood has agreed to pay to Allen & Company cash fees, of which a portion is payable upon the delivery of this opinion (th e “Opinion Fee”) and the principal portion is contingent upon consummation of the Share Cash-Out. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Share Cash-Out. Mood also has agreed to reimburse Allen & Company ‘s

K-1-1

reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities arising out of our engagement.

Allen & Company, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Although Allen & Company has not provided during the two year period prior to the date hereof investment banking services to Mood for which Allen & Company has received compensation, Allen & Company may in the future provide such services to Mood and/or its affiliates, for which services Allen & Company would expect to receive compensation. In the ordinary course, Allen & Company as a broker-dealer and market maker and certain of Allen & Company’s affiliates may have long or short positions and may trade, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Company’s clients, in the debt and equity securities (or related derivative securities) of Mood and/or its affiliates. The issuance of this opinion has been approved by Allen & Company’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with Mood as well as information that we received during the course of this assignment, including information provided by the management of Mood in the course of discussions relating to the Arrangement as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of Mood or any other entity or business nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, accrued, d erivative, off-balance sheet or otherwise) of Mood or any other entity or business, nor conducted any analysis concerning the solvency or fair value of Mood or any other entity or business and this opinion docs not constitute a valuation of Mood , its securities or assets.

In arriving at our opinion, we have, among other things:

(i)                                  reviewed the financial terms and conditions of the Share Cash-Out as reflected in an execution version, provided to us on Apri I 12, 20 17, of the Agreement;

(ii)                               reviewed certain publicly available historical business and financial information relating to Mood, including public filings of Mood and historical market prices for Common Shares;

(iii)                            reviewed certain financial information relating to Mood, including certain internal financial forecasts, estimates and other financial and operating data relating to Mood prepared by the management of Mood for the fiscal years ending December 3 I, 2017 through 2021;

(iv)                           held discussions with the management of Mood relating to the past and current operations and financial condition and prospects of Mood;

(v)                              reviewed information prepared by the management of Mood relating to its leverage, liquidity and covenant compliance;

(vi)                           reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that we deemed generally relevant in evaluating Mood;

K-1-2

(vii)                        reviewed certain publicly available financial information relating to selected transactions that we deemed generally relevant in evaluating the Share Cash-Out; and

(viii)                     conducted such other financial analyses and investigations as we deemed necessary or appropriate for purposes of the opinion expressed herein.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to or discussed with us by Mood and/or its respective representatives or otherwise reviewed by us. With respect to the financial forecasts, estimates and other financial and operating data that we have been directed to utilize for purposes of our analyses, we have been advised by the management of Mood, and we have assumed, at your direction, that such financial forecasts, estimates and other financial and operating data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial and operating performance of Mood and the other matters covered thereby. We also have assumed, with your consent, that the financial results reflected in the financial forecasts, estimates and other financial and operating data utilized in our analyses will be realized in the amounts and at the times projected and, consistent with such financial forecasts, estimates and either financial and operating data. We assume no responsibility for and express no view or opinion as to any financial forecasts, estimates or other financial or operating data or the assumptions on which they are based. We have relied, at your direction, upon the assessment of the management of Mood as to, among other things, (i) all other aspects of the Arrangement beyond the Share Cash-Out, including with respect to the timing thereof and assets, liabilities and financial and other terms involved, (ii) the potential impact on Mood of certain market, seasonal, cyclical, competitive and other trends and developments in and prospects for, and governmental, regulatory and legislative policies and matters relating to or otherwise affecting, the streaming music services industry, (iii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and /or replace key employees, customers, suppliers and other commercial relationships of Mood and (iv) the technology and intellectual property of Mood (including risks related thereto). We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Mood, the Shareholders, the Share Cash-Out or the Arrangement (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which Mood operates, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Mood or the Share Cash-Out (including the contemplated benefits thereof).

It is understood that this opinion is intended solely for the benefit and use of the Board and Special Committee (in their capacities as such) in connection with its evaluation of the Share Cash-Out Consideration from a financial point of view to the Shareholders (other than the Shareholders participating in the Arbiter Exchange), and may not be relied upon by, and shall not confer rights or remedies upon, any other party. Except for inclusion of this opinion in its entirety in Mood’s management information circular in connection with the Arrangement (the “Circular”) and a summary

K-1-3

thereof in the Circular and in the material change report and press release in connection with the announcement of the Agreement (which summaries must be acceptable to Allen & Company and their counsel in their sole discretion), this opinion is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without Allen & Company’s prior written consent. This opinion does not constitute a recommendation as to the course of action that Mood (or the Board or Special Committee) should pursue in connection with the Share Cash-Out or the Arrangement, or otherwise address the merits of the underlying decision by Mood to engage in the Share Cash-Out or the Arrangement, including in comparison to other strategies or transactions that might be available to Mood or in which Mood might engage or consider. This opinion does not constitute advice or a recommendation to any Shareholder as to how such Shareholder should vote or act on any matter relating to the Arrangement, the Share Cash-Out or otherwise. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to any officers, directors or employees of any party to the Share Cash-Out or the Arrangement, or any class of such persons or any other party, relative to the Share Cash-Out Consideration or otherwise. We are not expressing any opinion as to the actual value of the Common Shares or the price at which the Common Shares (or any other securities of Mood) may trade or otherwise be transferable at any time.

In addition, we do not express any opinion as to any tax or other consequences that might result from the Arrangement, including the Share Cash-Out, nor does our opinion address any legal, regulatory, tax or accounting matters, as to which we understand that Mood obtained such advice as it deemed necessary from qualified professionals. We have assumed, with your consent, that the Arrangement, including the Share Cash-Out, will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers, decrees and agreements for the Arrangement, including the Share Cash-Out, no delay, limitation, restriction or condition, including any divestiture or other requirements or remedies, amendments or modifications, will be imposed or occur that would have an adverse effect on Mood, the Share Cash-Out or the Arrangement (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We further have assumed, with your consent, that the final executed Agreement (including the Plan of Arrangement) will not differ from the execution version reviewed by us in any respect meaningful to our analyses or opinion.

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to the Shareholders (other than the Shareholders participating in the Arbiter Exchange) of the Share Cash-Out Consideration to be received by such Shareholders pursuant to Arrangement (to the extent expressly specified herein). Our opinion does not address any other terms, aspects or implications of the Share Cash-Out or the Arrangement, including, without limitation, the form or structure of the Share Cash-Out, the form, structure, financial or other terms of any other aspect of the Arrangement, any adjustment to or allocations of the Share Cash-Out Consideration, any terms, aspects or implications of the Arrangement, any indemnification or any agreement with other holders of Mood securities or other agreement, arrangement or understanding entered into in connection with or contemplated by the Share Cash-Out, the Arrangement or otherwise.

K-1-4

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Share Cash-Out Consideration to be received by Shareholders (other than the Shareholders participating in the Arbiter Exchange) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Very truly yours,

ALLEN & COMPANY LLC

K-1-5

APPENDIX K-2

OPINIONS AND VALUATION OF ORIGIN MERCHANT PARTNERS

April 12, 2017

The Board of Directors and the Special Committee

Mood Media Corp.

1703 W Fifth Street, Suite 600

Austin, TX 78703

To the Board of Directors and the Special Committee,

Origin Merchant Partners (“Origin Merchant”, “we”, “us” or “our”), understands that Mood Media Corporation (the “Company” or “Mood Media”) is considering a series of transactions (the “Arrangement”) involving, among others, an affiliate of certain funds managed by Apollo Global Management, LLC (“Apollo Sponsor”) and certain funds advised or sub-advised by GSO Capital Partners LP or its affiliates (collectively “GSO Sponsors”, and together with Apollo Sponsor, the “Sponsors”), some of which will be carried out under the provisions of section 192 of the Canada Business Corporations Act, whereby, among other things (i) the Company will refinance its $235 million first lien credit facility (the “First Lien Facility”) with an up to $300 million first lien credit facility and $15 million first lien revolving credit facility (collectively, the “New Facility”), (ii) the Company will redeem all of the Company’s outstanding common shares (the “Existing Common Shares”) for cash consideration of C$0.17 per Existing Common Share, (iii) the Company will exchange all of its outstanding $350 million aggregate principal amount of 9.25% senior unsecured notes due 2020 (the “Existing Notes”) for new common shares of the Company (the “New Shares”) and $175 million aggregate principal amount of new LIBOR (with a LIBOR floor of 1.0%) plus 14.0% (6.0% cash interest plus 8.0% paid in kind interest) second lien notes of the Company maturing seven years after issue (the “New Notes”), which New Notes will subsequently be repaid with the issuance of $175 million aggregate principal amount of new LIBOR (with a LIBOR floor of 1.0%) plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of a wholly-owned subsidiary of the Company maturing seven years after issue (the “Substituted New Notes”), (iv) the Company will cause the outstanding $50 million notes of the Company’s wholly-owned Luxembourg subsidiary, Mood Media Group S.A., (the “MMG Notes”) to be redeemed, (v) certain funds and accounts managed by Arbiter Partners Capital Management, LLC (“Arbiter”) will re-invest all of their cash proceeds from the redemption of their Existing Common Shares into New Shares and will receive additional New Shares in consideration of agreeing to such re-investment and (vi) the Sponsors will backstop subscriptions for $50 million of New Shares, which subscriptions may be made by Existing Noteholders who wish to participate in the same on a pro rata basis. In connection with the transactions contemplated in (vi), the Sponsors will receive a backstop fee in the amount of an aggregate of 12.5 million New Shares.

Origin Merchant further understands that the terms of the Arrangement, and related matters, will be more fully described in a management information circular (the “Circular”) to be prepared by the Company in compliance with all applicable laws, rules, regulations and court orders, which will be mailed to the holders of the Existing Common Shares (the “Existing Shareholders”) and holders of the Existing Notes (the “Existing Noteholders”) in connection with their consideration of the Arrangement.

K-2-1

Origin Merchant further understands that a special committee of independent directors (the “Special Committee”) of the board of directors of the Company (the “Board”) has been formed to, among other things, consider and evaluate the Arrangement.

Origin Merchant was advised by the Special Committee that the Arrangement would constitute a “business combination” for the purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and, in the absence of an available exemption, the Company requires a formal valuation of the Existing Common Shares to be prepared by an independent valuator (a “Formal Valuation”).

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

Engagement

Origin Merchant was first contacted by the Company’s legal counsel and counsel to the Special Committee, Stikeman Elliott LLP, on March 16, 2017. Origin Merchant was formally engaged by the Special Committee, on behalf of the Board, pursuant to a letter agreement dated March 16, 2017, as amended on March 31, 2017 (the “Engagement Agreement”). The terms of the Engagement Agreement provide for Origin Merchant to render various advisory services to the Special Committee and the Board in connection with the Arrangement. Services to be provided relating to the Arrangement include, among others, the provision to the Special Committee and the Board of (i) this opinion (the “Opinion”), (ii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Existing Noteholders (the “Noteholder Fairness Opinion”), (iii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Company (the “Company Fairness Opinion”), (iv) an opinion pursuant to Industry Canada’s Policy Statement 15.1 — “Policy of the Director Concerning Arrangements Under Section 192 of the Canada Business Corporations Act” (the “CBCA Opinion” and collectively with the Opinion, the Noteholder Fairness Opinion and the Company Fairness Opinion, the “Opinions”) and (v) this Formal Valuation (the “Valuation”).

Under the terms of the Engagement Agreement, Origin Merchant is paid an engagement fee of $115,000 and a fee of $285,000 upon delivery of the Opinions (no part of which is contingent upon the Opinions being favourable or upon success of the Arrangement). In addition, the Company has agreed to reimburse Origin Merchant for its reasonable out-of-pocket expenses and to indemnify Origin Merchant in respect of certain liabilities that might arise in connection with its engagement.

Credentials of Origin Merchant Partners

Origin Merchant is an independent investment bank, providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. Origin Merchant was founded in 2011 and its affiliate, Origin Merchant Securities Inc. is registered with the Ontario Securities Commission as an Exempt Market Dealer. Origin Merchant and its principals have extensive experience in the Canadian capital markets and have advised and participated in many advisory transactions involving both public and private companies.

K-2-2

The Valuation and the Opinion expressed herein represents the opinion of Origin Merchant and the form and content thereof have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin Merchant, nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of Mood Media, Arbiter, the Sponsors or any of their respective associates, affiliates or subsidiaries (each an “Interested Party” and, collectively, the “Interested Parties”); (ii) is acting as an advisor to the Company or any Interested Party in connection with the Arrangement, other than acting as advisor to the Special Committee as described herein; (iii) is a manager, co-manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group); (iv) has a material financial interest in the completion of the Arrangement; or (v) has a financial incentive in respect of the conclusions reached in the Valuation or any of the Opinions.

Origin Merchant has not participated in any underwriting involving the Company or any other Interested Party during the 24-month period preceding the date Origin Merchant was first contacted in respect of the Opinions. Further, Origin Merchant has not been engaged to provide any financial advisory services involving the Company or any Interested Party.

As an investment bank, Origin Merchant and its affiliates may, in the ordinary course of its business, provide advice to its clients on matters, including matters with respect to the Arrangement, the Company or an Interested Party. In addition during the ordinary course of business, Origin Merchant or its affiliates, associates or partners may actively trade common shares and other securities of the Company or of the Offerors for its or their own account and accordingly, may at any time hold a long or short position in such securities. There are no understandings, agreements or commitments between Origin Merchant and the Company or any Interested Party with respect to any future financial advisory or investment banking business. Origin Merchant is of the view that it is “independent” (as that term is described in MI 61-101) of all Interested Parties.

Scope of the Review and Approach to Analysis

In arriving at the Valuation and its Opinions, Origin Merchant has reviewed, analyzed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.             a draft term sheet regarding the Arrangement structure dated April 8, 2017;

2.             draft term sheets regarding the new first lien credit facility and associated warrants dated April 8, 2017 and April 11, 2017, respectively;

3.             a draft term sheet regarding the New Notes and Substituted New Notes dated April 11, 2017;

4.             a draft of the arrangement agreement (the “Arrangement Agreement”) regarding the Arrangement dated April 10, 2017;

5.             a draft of the plan of arrangement regarding the Arrangement dated April 7, 2017;

6.             a draft of the commitment letter regarding the new first lien credit facility dated April 11, 2017;

K-2-3

7.             a draft of the securityholder voting support and subscription agreement between the Company and Arbiter dated April 12, 2017;

8.             a draft term sheet regarding governance rights dated April 1, 2017;

9.             each of the audited financial statements, including related notes to the audited financial statements and management’s discussion and analysis of operating results of the Company for the three fiscal years ended December 31, 2016, 2015 and 2014;

10.      the annual information forms of the Company for each of the fiscal years ended December 31, 2016, 2015, and 2014;

11.      the notice of meeting and management information circular of the Company with respect to the annual meeting of shareholders held on June 16, 2016;

12.      recent press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

13.      discussions with the Company’s senior management concerning the Company’s financial condition, its business prospects, the background of the Arrangement Agreement and potential alternatives to the Arrangement;

14.      financial projections provided by management of the Company for the fiscal years ending December 31, 2017 through December 31, 2021;

15.      certain other internal financial, operational and corporate information prepared or provided by the management of the Company;

16.      discussions with the Board and members thereof;

17.      discussions with legal counsel to the Company and the Special Committee;

18.      public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Origin Merchant to be relevant;

19.      discussions with management and their financial advisors with respect to the strategic alternatives process undertaken by the Company and all known, feasible alternative transactions to the Arrangement;

20.      public information with respect to comparable transactions considered by Origin Merchant to be relevant;

21.      selected reports published by equity research analysts and industry sources regarding the Company and other comparable public entities considered by Origin Merchant to be relevant;

22.      a representation letter of even date herewith provided to Origin Merchant by senior management of the Company as to the completeness and accuracy of the information upon which the Opinion is based and certain other matters; and

23.      such other corporate, industry and financial market information, investigations and analyses as considered necessary or appropriate in the circumstances.

Origin Merchant has not, to the best of its knowledge, been denied access by the Company to any information requested by Origin Merchant. Origin Merchant did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

In its assessment, Origin Merchant considered several techniques and valuation methodologies and used a blended approach to determine the Valuation. Origin Merchant based the Valuation and the Opinion upon a number of quantitative and qualitative factors.

K-2-4

Prior Valuations

The Company has represented to Origin Merchant that, among other things, it has no knowledge of any prior valuations (as defined in the MI 61-101) of the Company or any of its material subsidiaries or any of their respective securities, material assets or liabilities made in the past 24 months, other than the Valuation as discussed below.

Assumptions and Limitations

The Valuation and the Opinion are subject to the assumptions, explanations and limitations set forth below.

Other than the Valuation, Origin Merchant has not prepared a formal valuation or appraisal of any assets or securities of the Company or its affiliates.

The Opinion addresses the fairness, from a financial point of view, of the Arrangement to the Existing Shareholders other than Arbiter and any of its associates, affiliates or subsidiaries (the “Minority Shareholders”) and does not address any other aspect or implication of the Arrangement. Neither the Valuation nor the Opinion provides assurance that the best possible price or transaction was obtained. Each represents impartial expert judgment, not a statement of facts.

We have assumed that the draft term sheets referred to under “Scope of Review” above accurately describe all material terms of all agreements that relate to the Arrangement that are to be entered into subsequent to the announcement of the Arrangement, that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that all of the conditions required to implement the Arrangement will be met, that the procedures being followed to implement the Arrangement will be valid and effective, the Circular will be distributed to the Existing Shareholders and Existing Noteholders, the disclosure therein will be complete and accurate in all material respects and such distribution and disclosure will comply, in all material respects, with the requirements of all applicable laws, rules, regulations and court orders. We have also assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Arrangement no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement and related documents without waiver, modification or amendment of any material term, condition or agreement thereof. As well, we have assumed, without limitation, that the Company and its subsidiaries will be in material compliance at all times with all material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements and that no material tax or other liabilities will accrue to the Company or its subsidiaries resulting from the Arrangement. We have also assumed that none of the Interested Parties aside from Arbiter and its associates, affiliates and subsidiaries are Existing Shareholders.

We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Origin Merchant has not reviewed and is not opining upon the tax treatment under the Arrangement to the Existing Shareholders or Existing Noteholders.

K-2-5

With the Board of Directors’ approval and as provided for in the Engagement Agreement, Origin Merchant has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources or provided to it by the Company or any of its senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. The Valuation and the Opinion are conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to verify independently and have assumed the completeness, accuracy and fair presentation of any of the Information.

With respect to the Company’s financial forecasts, projections or estimates provided to Origin Merchant by management of the Company and used in the analysis supporting the Valuation and the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby and which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances. By rendering the Valuation and the Opinion we express no view as to the reasonableness of such forecasts, projections or estimates or the assumptions on which they are based.

Senior management of the Company have represented to Origin Merchant in a certificate delivered as of the date hereof, among other things, that (i) the Company has no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Information that would reasonably be expected to affect the Valuation or the Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv), below, the Information obtained by Origin Merchant from the Company’s SEDAR filings, provided orally by, or in the presence of, an officer or employee of the Company or provided in written or electronic form by the Company or any of its associates, affiliates and subsidiaries or any of their respective agents or representatives to Origin Merchant in connection with the preparation of the Valuation and the Opinion was, at the date the Information was provided to Origin Merchant, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a material fact in respect of the Company or any of its associates, affiliates or subsidiaries and did not and does not omit to state a material fact in respect of the Company or any of its associates, affiliates or subsidiaries necessary to make the Information or any statement contained therein not misleading in light of circumstances under which the Information was provided or any statement made; (iii) to the extent that any of the Information identified in (ii) above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Origin Merchant or updated by more current Information that has been disclosed and there has been no material change (as defined in the Securities Act (Ontario)), financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or the Opinion; and (iv) any portions of the Information provided to Origin Merchant which constitute forecasts, projections or estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company, were prepared using the assumptions identified therein, which, in the reasonable opinion of the management of the Company, are (or were at the time of preparation) reasonable in the circumstances and are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation. In providing the

K-2-6

Valuation and the Opinion we have relied without independent investigation upon the truth, accuracy and completeness of the statements in such certificate.

The Valuation and the Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Valuation or the Opinion.

The Valuation and the Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Origin Merchant in discussions with management the Company. In its analyses and in preparing the Valuation and the Opinion, Origin Merchant made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Origin Merchant or any party involved in the Arrangement.

The Valuation and the Opinion are provided as of the date hereof and Origin Merchant disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or the Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or the Opinion after the date hereof, Origin Merchant reserves the right to change, modify or withdraw the Valuation or the Opinion or both.

The Valuation and the Opinion are based upon a variety of factors. Accordingly, we believe that our analyses must be considered as a whole. Selecting portions of our analyses or the factors considered by Origin Merchant, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and the Opinion. The preparation of a formal valuation and fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Our conclusions as to the valuation of the Existing Common Shares and the fairness, from a financial point of view, of the Arrangement were based on our review of the Arrangement taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Arrangement or the Arrangement outside the context of the matters described under “Scope of Review”. The Valuation and the Opinion should be read in their entirety.

The Valuation and the Opinion have been provided for the sole use and benefit of the Special Committee and of the Board in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin Merchant, provided that Origin Merchant consents to the inclusion of each of the Valuation and the Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin Merchant) in the Circular and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada.

Origin Merchant has not been engaged to provide and has not provided: (i) an opinion as to the relative fairness of the transaction among or as between the Existing Shareholders or the Existing Noteholders; (ii) a formal valuation or appraisal of the Company or of any of its securities or assets or the securities or

K-2-7

assets of the Company’s associates or affiliates other than the Valuation (nor have we been provided with any such valuation); (iii) an opinion concerning the future trading price of any of the securities of the Company, or of the securities of its associates or affiliates following the completion of the Arrangement; (iv) an opinion as to the fairness of the process underlying the Arrangement; (v) a recommendation to any Existing Noteholder as to whether or not the Existing Notes should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to participate or not participate in any lending opportunity made available to Existing Noteholders; or (vi) a recommendation to any Existing Shareholder as to whether or not the Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; and the Opinion should not be construed as such.

Overview of the Arrangement

The Company has been approached by the Sponsors with respect to the redemption of all Existing Common Shares and the exchange of all the Existing Notes for New Shares and New Notes, among other matters under the Arrangement as described in the first paragraph hereof. The Company will redeem the 183,694,082 Existing Common Shares outstanding and the 3,343,008 deferred share units outstanding for C$0.17 per share or deferred share unit. The exchange of the Existing Notes takes place at the aggregate principal value, with 50% being allocated toward the New Shares and 50% towards the New Notes. The proceeds of the New Facility will be used to redeem the existing First Lien Facility, the Existing Common Shares, the existing MMG Notes and cover applicable transaction costs (estimated at $33 million). The redemption value of the existing MMG Notes will take place at 106% of principal amount if redeemed on or after August 6, 2017. The Company will be offering New Shares, in the minimum amount of $25 million and the maximum amount of $50 million to Existing Noteholders. Existing Noteholders will have the option to participate in such offering on a pro rata basis relative to their pro rata holdings of Existing Notes. Existing Noteholders who elect to participate in such offering will effectively receive 1,250 New Shares per US$1,000 of new equity capital contributed. The Sponsors will backstop subscriptions for $50 million of New Shares in respect of any amounts not subscribed for by the Existing Noteholders and will receive a backstop fee in the amount of an aggregate of 12.5 million New Shares.

Overview of the Company

Mood Media is a leading global provider of in-store audio, visual and other forms of media and marketing solutions in North America, Europe, and Australia to more than 500,000 commercial locations across a broad range of industries including retail, food retail, car dealerships, financial services and hospitality. On June 19, 2008, the Company, then named “Fluid Music Canada, Inc.”, completed its initial public offering of 13,500,000 common shares which are currently listed on the Toronto Stock Exchange (“TSX”) under the ticker “MM”. On June 28, 2010, the Company changed its name to “Mood Media Corporation” by filing articles of amendment. The head office of the Company is located at 1703 W. Fifth Street, Suite 600, Austin, Texas 78703.

The Company’s product offerings include: audio solutions, visual solutions, and mobile & wireless solutions.

Audio solutions emphasize the use of music to create a distinct atmosphere within a commercial environment. By law, the public performance of music in a commercial environment requires specific-use permissions from the relevant copyright owners. Each country has its own legal system and may have

K-2-8

specific copyright rules making global and pan-European compliance a complex undertaking. Furthermore, penalties for infringement vary from country to country and can be significant for commercial enterprises that do not comply with the relevant rules. As a music content provider Mood Media complies with licensing requirements and provides support to its customers to legally use music in a commercial environment.

Visual solutions deliver highly customized content management solutions with a scalable delivery platform to enable retailers to deliver product information and branding messages to their customers at the point-of-purchase.

Mobile solutions provide solutions to connect customers interactively with their consumers via smartphone and other internet-connected devises. Mood Media’s mobile applications can detect the presence of consumers within the retail environment and deliver customized and specific content, promotions, and coupons to incentivize purchasing behavior and provide product information. Mood Media’s Wi-Fi solution enables retailers to provide broadband connectivity to their customers within the store on a cost-effective basis.

As at April 12, 2017, the market capitalization of the Company, based on 183,694,082 Existing Common Shares outstanding, was C$11.9 million before dilution from the exercise of options. As at December 31, 2016, the Company had 8,878,300, 275,000, and 200,000 options to purchase Existing Common Shares outstanding with strike prices of US$0.72, US$1.72, and US$2.96 per share, respectively, and a weighted average remaining contractual life of 4.03 years. In addition, the Company had 21,700,000 common share purchase warrants with a strike price of C$0.80 and an expiry date of August 2023. The Company also had 3,278,540 deferred share units outstanding, each being equal in value to one Existing Common Share. As at December 31, 2016, the Company had $17.8 million in cash and cash equivalents, including $0.8 million in restricted cash used to collateralize outstanding letters of credits, which serve as collateral for various bonds ranging from performance bonds to wage bonds. Based on the consideration of C$0.17 per share pursuant to the Arrangement, the Company has 186,972,622 fully diluted in-the-money (“FDITM”) Existing Common Shares outstanding.

The Existing Common Shares are listed on the TSX under the symbol MM. The following table sets forth, for the periods indicated, the low and high closing prices of the Existing Common Shares on the TSX and the volumes traded on the TSX:

K-2-9

Monthly High/Low Share Price & Average Volume (TSX:MM)

Period	Low		High		Avg. Volume(2)
April, 2016	C$	0.060	C$	0.095	147,330
May, 2016	C$	0.080	C$	0.175	129,720
June, 2016	C$	0.085	C$	0.145	67,370
July, 2016	C$	0.090	C$	0.100	87,200
August, 2016	C$	0.110	C$	0.130	148,330
September, 2016(1)	C$	0.105	C$	0.255	205,210
October, 2016	C$	0.130	C$	0.180	39,540
November, 2016	C$	0.060	C$	0.135	1,810,310
December, 2016	C$	0.065	C$	0.075	285,020
January, 2017	C$	0.065	C$	0.075	422,090
February, 2017	C$	0.065	C$	0.070	79,150
March, 2017	C$	0.065	C$	0.070	155,290
April 3-12, 2017	C$	0.065	C$	0.070	100,760
Last Twelve Months	C$	0.060	C$	0.070	317,587

(1)  Share Price high of C$0.255 resulting from speculation of potential merger with Stingray Digital Group Inc.

(2)  Average trading volume excludes days with no volume traded

On April 12, 2017, the date prior to the announcement of the Arrangement (the “Reference Date”), the closing price of the Existing Common Shares on the TSX was C$0.065.

The following table summarizes certain financial results of the Company for the fiscal years ended December 31, 2013 to 2016:

	December 31	December 31	December 31	December 31
All values in US$ 000’s unless otherwise indicated	2016	2015	2014	2013

Cash and cash equivalents	$16,978	$17,326	$25,573	$22,410
Total current assets	$146,945	$159,081	$175,943	$173,670
Total assets	$593,673	$654,516	$740,367	$811,835
Total current liabilities	$768,805	$778,002	$796,162	$786,600
Revenue	$465,274	$475,116	$494,060	$513,270
EBITDA	$93,193	$98,387	$102,597	$103,502
Net income (loss)	$(57,681)	$(79,963)	$(82,374)	$(129,238)
Basic income (loss) per share	$(0.31)	$(0.44)	$(0.46)	$(0.76)
Comprehensive income (loss)	$(52,063)	$(75,462)	$(85,766)	$(127,244)

Source: Company financials

K-2-10

Fair Market Value

For purposes of the Valuation and in accordance with MI 61-101, fair market value (“Fair Market Value”) is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and each under no compulsion to act. In determining the Fair Market Value of the Existing Common Shares, Origin Merchant did not include a downward adjustment to reflect the liquidity of the Existing Common Shares or the underlying investments, the effect of the Arrangement or the fact that the Existing Common Shares may not form part of a controlling interest. Values determined on the foregoing basis represent “en bloc” values, which are values that an acquirer of 100% of the Existing Common Shares would be expected to pay in an open auction of the Company. No value was ascribed to or included in the Fair Market Value related to the benefits that would accrue to the Offerors as a result of its current interest in the Company.

Approach to Valuation

The Valuation is based upon techniques and assumptions that Origin Merchant considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of Fair Market Value of the Existing Common Shares. Origin Merchant has considered the valuation of the Existing Common Shares independently from the Arrangement. In arriving at an opinion of Fair Market Value of the Existing Common Shares, Origin Merchant has made qualitative judgments based on experience in rendering such opinions and on circumstances then prevailing as to the significance and relevance of each factor.

In determining the Fair Market Value of the Existing Common Shares, Origin Merchant considered the following valuation methodologies, which are widely recognized and accepted by industry participants and financial valuators as appropriate measures of value for assets and companies in the media and telecommunications industry:

i.      Discounted Cash Flow Analysis

ii.     Precedent Transaction Analysis

Origin Merchant also reviewed trading multiples of comparable Canadian and U.S. public companies involved in the media and in-store audio services industry. However, given the differences in the operating and financial characteristics of the companies examined, including business mix, market dynamics, margins, growth prospects and inherent business risks of the companies identified, Origin Merchant concluded that the comparable companies approach is less relevant than the Discounted Cash Flow and Precedent Transactions approach. Given the foregoing, and that public company values generally reflect minority discount values rather than “en bloc” values, Origin Merchant did not rely on this methodology in determining the Fair Market Value of the Existing Common Shares.

Origin Merchant reviewed the various operating segments of Mood Media and the Company’s balance sheet to assess whether an asset based approach would be an appropriate valuation methodology. Approximately two thirds of the balance sheet assets are in the form of intangible assets and goodwill, while a significant portion of the value of the Company is contained in customer relationships and contracts, brands, supplier relationship, operational expertise and employees. Given the small value of the Company’s tangible assets relative to the overall value of the Company, Origin Merchant did not rely on an asset based methodology in determining the Fair Market Value of the Existing Common Shares.

K-2-11

In addition, Origin Merchant reviewed other considerations and value metrics such as historical trading of the Existing Common Shares on the TSX and comparison of other acquisition premiums from successfully acquired publicly traded companies. However, Origin Merchant concluded these value considerations were not relevant or applicable in determining the Fair Market Value of the Existing Common Shares.

Discounted Cash Flow Analysis (“DCF”)

The DCF methodology reflects the growth prospects and risks inherent in the Company’s business by taking into account the amount, timing and relative certainty of management’s estimates of the projected after-tax unlevered free cash flows (the “Unlevered Free Cash Flows”) of the Company, discount rates and terminal value. The DCF approach requires that certain assumptions be made regarding, among other things, the drivers of future Unlevered Free Cash Flows, discount rates, and terminal earnings before other expenses (ie. transaction and integration costs, settlements and resolutions, and gains/losses on asset disposals), interest, tax, depreciation and amortization (“EBITDA”) multiples. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in estimating the value of the Existing Common Shares.

Management Estimates, Assumptions and Scenarios

As a basis for the development of the projected Unlevered Free Cash Flows of Mood Media, Origin Merchant reviewed the budget provided by the management of the Company for the year ending December 31, 2017 and assumptions provided by management for the subsequent years up to and including the year ending December 31, 2021. The management forecast (the “Management Base Case”) was built using a bottom-up approach starting with new customer site installations. This approach allows the forecast to take into account the different dynamics of each of the Company’s business segments, product mix, growth profile, cost structure and competitive positioning. Based on discussions with management and a review of the Company and the performance of the business over the last 5 years, Origin Merchant developed two alternative forecasts for the Company. These alternative scenarios consider current trends and the trajectory of the business as it relates to the future forecast. Based on discussions with management, who believe the trends in the business have stabilized, Origin Merchant developed a scenario whereby current EBITDA (based on the year ended December 31, 2016) is maintained through December 31, 2021 (the “Flat Stabilizing Case”). In addition, based on the historical financial performance of the business, which has declined each year since the year ended December 31, 2012, Origin Merchant developed a scenario where EBITDA declines at the same rate as the decline realized from the year ending December 31, 2012 to December 31, 2017 (based on management’s budget) (the “Declining Historical Trend Case”). Each of these scenarios were considered in conjunction with the Management Base Case.

Capital Expenditures

Mood Media is a somewhat capital intensive business with between $28 million and $39 million being spent in each of the last 5 years, principally on costs directly attributable to the installation process for rental equipment at customer sites, as well as one-time expansion projects. Capital expenditures over the forecast period were developed by Mood Media and take into consideration the Company’s required capital expenditures for each customer site installation, as well as general capital expenditures required for infrastructure, and general maintenance of corporate locations. The Company often acquires

K-2-12

equipment required for on-site sound media solutions and leases the equipment to its commercial clients. This equipment is capitalized by Mood Media and is a large component of its annual capital expenditures.

Income Taxes

Cash income taxes were calculated over the forecast period by applying the applicable corporate tax rate to taxable income before interest expenses. Interest expense is excluded from the calculation of cash taxes as the DCF analysis is prepared on an unlevered cash flow basis. The applicable corporate tax rate is based on the Company’s weighted average corporate tax rate amongst all operating jurisdictions. In addition, Origin Merchant has considered the present value of the Company’s current net operating losses, based on calculations presented by management on an estimate of the realizable value of the net operating losses in the U.S., Canada, and the Netherlands that can be realized over the next 20 years.

Net Working Capital

Estimated net working capital was based on the number of days of sales and cost of goods sold provided by management for the Company’s accounts receivable, inventories, other current assets, accounts payable and other current liabilities. The financial forecast assumes the annual net working capital requirement to vary between 4.2% and 4.4% of revenues over the forecast period, which compares to 3.2% at year-end 2016. The decrease is notably attributable to an $11.3 million increase in accounts payable and accrued expenses resulting from increases in the licensing and reserve balances in addition to timing of payments in trade accounts payables.

Terminal Value

The terminal value represents the residual value of the Company beyond the forecast period and is calculated as a multiple of EBITDA in the terminal year. The EBITDA multiple range used to calculate the terminal value was 6.0x to 7.0x. These multiples were selected based on an analysis of precedent transactions, historical trading multiples, an assessment of the risk and growth prospects for the Company beyond the terminal year and the long-term outlook for the media industry past the terminal year.

Discount Rate Assumptions

The projected Unlevered Free Cash Flows were discounted using a calculated Weighted Average Cost of Capital (“WACC”) for the Company. In considering an appropriate WACC for the Company, Origin Merchant evaluated two cases:

i.                                     the Company’s public company comparables (the “Public Comparables”); and,

ii.                                     the broader North American media companies (the “Broader Comparables”) with similar 3-year historical financial performance to Mood Media (sample size of 20).

The Company’s WACC was calculated using the estimated after-tax cost of debt and cost of equity for the Company, weighted according to an assumed capital structure of:

i.                                        Public Comparables Case: 76% debt and 24% equity, based on an estimate of the Company’s capital structure following the Arrangement;

ii.                                     Broader Comparables Case: 41% debt and 59% equity, based on the average capital structure of media companies with similar historical performance.

K-2-13

The cost of debt for the Company was calculated based on a weighted average of the Company’s borrowing cost, considering the current cost of the first lien credit facility, the MMG Notes and the yield to worst based on the publicly traded value of the Existing Notes, as of April 12, 2017.

The cost of equity was estimated using the capital asset pricing model (“CAPM”). Pursuant to CAPM, the cost of equity was calculated using a risk-free rate of return, the Company’s systematic equity risk relative to the market (the “Beta”), the equity market risk premium and a size premium. A range of unlevered betas for the Public Comparables and the Broader Comparables were reviewed after normalizing for differences in capital structure in order to select the appropriate unlevered beta for Mood Media. Origin Merchant adjusted the estimated unlevered beta for the selected capital structure and multiplied the resulting levered beta by the equity market risk premium and added the risk-free rate of return. A size premium was added to the resulting number in recognition of empirical evidence supporting the requirement for such additional required return based on the Company’s market capitalization.

K-2-14

The assumptions used in selecting the WACC are outlined in the table below:

Mood Media Weighted Average Cost of Capital

Cost of Debt	Public Comps		Broader Comps .
Borrowing Rate(1)	15.78%		15.78%
Tax Rate(2)	34.79%		34.79%
After Tax Cost of Debt	10.29%		10.29%

Cost of Equity
Risk Free Rate(3)	2.67%		2.67%
Equity Risk Premium(4)	5.50%		5.50%
Unlevered Beta(5)	0.84	x	0.77	x
Relevered Beta	2.65	x	1.14	x
Size Premium (6)	6.00%		6.00%
Cost of Equity	23.26%		14.83%

Long-Term Capital Structure
Debt	76.20	%(7)	40.76	%(8)
Equity	23.80	%(7)	59.24	%(8)
Mood Media WACC	13.38%		12.98%

(1)  Based on the Company’s average current interest cost (Existing Notes at current yield-to-worst)

(2)  Based on the Company’s average tax rate across all jurisdictions it operates in

(3)  Based on the 20-year U.S. government bond yields as at April 12, 2017

(4)  Source: Duff & Phelps Equity Risk Premium as of Nov. 2016

(5)  Based on the average of the 5-year adjusted beta to comparable companies’ local index as calculated by Capital IQ

(6)  Based on the size premia as per Ibbotson for companies with market capitalization of less than $150 million

(7)  Based on an estimate of the Company’s capital structure post-Arrangement

(8)  Based on the industry average capital structure

Based on the foregoing and taking into account sensitivity analyses on the variables discussed above, Origin Merchant determined the appropriate WACC for Mood Media in the range of 12.0% to 14.0%.

K-2-15

Summary of Free Cash Flows

As part of the DCF approach, Origin Merchant relied on management forecasts and considered different scenarios which primarily sensitized revenue and EBITDA under three alternative cases:

i.                 Management Base Case: five-year financial forecast as provided by management (represents a 5.3% EBITDA CAGR from 2016A to 2021E);

ii.              Flat Stabilizing Case: assumes no change in 2016A revenue and 2016A EBITDA in the five- year financial forecast to account for management’s recent efforts to stabilize the Company;

iii.           Declining Historical Trend Case: assumes a 2.7% annual decline in EBITDA (based on the 2013A to 2017E CAGR) for the five-year financial forecast.

The following table sets out a summary of the calculation of projected Unlevered Free Cash Flow under the three scenarios:

Mood Media Free Cash Flow Projections

(In US$ millions)

Management Base Case	2017E	2018E	2019E	2020E	2021E
Revenue	468.5	484.2	499.0	516.7	537.3
EBITDA	92.7	98.7	104.9	113.0	120.8
Less : Cash Taxes	(9.1)	(11.3)	(13.5)	(16.2)	(18.7)
Less : Capex	(29.4)	(30.6)	(30.8)	(32.9)	(34.1)
Less : Changes in WC	(2.3)	(1.2)	(0.4)	(0.3)	(0.5)
Unlevered Free Cash Flow	51.8	55.6	60.2	63.6	67.5

Flat Stabilizing Case(1)	2017E	2018E	2019E	2020E	2021E
EBITDA	93.2	93.2	93.2	93.2	93.2
Unlevered Free Cash Flow	53.1	56.0	57.9	57.4	57.2

Declining Historical Trend Case(1)	2017E	2018E	2019E	2020E	2021E
EBITDA	89.9	87.7	85.5	83.4	81.3
Unlevered Free Cash Flow	51.8	53.4	54.1	52.4	51.0

(1)       Flat and Declining cases assume new customer sites change at the same rate as the change in revenue. Also assumes working capital metrics (ie. days sales outstanding) are the same as the Management Base Case, and Capex per New Customer Site is the same as the Management Base Case

K-2-16

Summary of Discounted Cash Flow Analysis

The following table summarizes the results of the DCF analysis under each scenario assuming a discount rate of 12.0% to 14.0% and a terminal EBITDA multiple of 6.0x to 7.0x:

Summary of DCF Approach

	Management						Flat						Declining Historical
(In US$ millions, unless otherwise stated)	Base Case						Stabilizing Case						Trend Case
Assumption		Low			High			Low			High			Low			High
WACC	14.0%			12.0%			14.0%			12.0%			14.0%			12.0%
Terminal EBITDA Multiple		6.0	x		7.0	x		6.0	x		7.0	x		6.0	x		7.0	x
Discounted Cash Flow Analysis
Net Present Value of:
Unlevered Free Cash Flows(1)		215.2			224.5			205.4			213.9			192.8			200.7
Terminal Value		376.6			480.0			290.5			370.3			253.4			323.0
Residual Value of the Tax Shield		20.0			21.5			20.0			21.5			20.0			21.5
Total Enterprise Value		611.8			726.0			515.9			605.7			466.2			545.2
Less : Net Debt(2)	(620.5)						(620.5)						(620.5)
Equity Value	(8.8)				105.5		(104.6)			(14.8)			(154.3)			(75.3)
Fully Diluted Shares Outstanding (mm)		187.0						187.0						187.0
Equity Value per Share ($/share)	$(0.05)			$0.56			$(0.56)			$(0.08)			$(0.82)			$(0.40)
USD/CAD Exchange Rate(3)	1.3302						1.3302						1.3302
Equity Value per Share (C$/share)	C$	(0.06)		C$	0.75		C$	(0.74)		C$	(0.11)		C$	(1.10)		C$	(0.54)

(1)  Based on the sum of unlevered free cash flows from 2017E to 2021E

(2)  Total Debt less Cash & Cash Equivalents as at December 31st, 2016

(3)  Based on the USD/CAD noon spot rate on April 12, 2017

The scenarios all yielded value ranges that included negative values which suggests there may not be sufficient value in the business to cover all debt obligations. In such cases, the equity value would be nil.

Precedent Transaction Analysis

The Precedent Transaction approach considers transaction multiples in the context of the purchase or sale of a comparable company or asset. The prices paid for similar companies and assets and their implied multiples provide a general measure of relative value.

Origin Merchant identified three comparable precedent transactions, including the purchase of Mood Media’s Latin American operations by Stingray Digital Group Inc., which it deemed comparable on a relative basis for the purposes of establishing valuation ranges for the Existing Common Shares. Transactions older than five years were dismissed to account for the changing market conditions over that span of time. In selecting relevant transactions, factors such as the nature of the business and transaction size were considered, amongst others. Origin Merchant identified a list of transactions for which

K-2-17

information was publicly available. We note that since Mood Media’s Visual segment is non-core, representing approximately 6% of recurring revenue, transactions of primarily visual media companies were excluded.

(in US$ millions, unless otherwise stated)

Select Precedent Transactions

Announce			Transaction	TEV /		TEV /
Date	Target	Acquirer	Value	Revenue		EBITDA		Description
17-Feb-17	USEN Corporation	U-Next Co.	897.3	1.4	x	6.2	x	Music distribution to stores and facilities in Japan
10-Jan-14	Mood Media Lat Am	Stingray	11.4	1.9	x	5.2	x	Mood’s Residential Latin American music operations
13-M ay -13	Headland Media	KVH Industries	24.0	2.0	x	7.3	x	Custom play lists/ programs, equipment and digital displays

			Mean	1.8	x	6.2	x

Source: Capital IQ, Equity Research, Public Filings

Origin Merchant considered the multiple of total enterprise value (“TEV”) to last twelve months (‘‘LTM’’) EBITDA to estimate the Fair Market Value of the Existing Common Shares under the precedent transactions approach. TEV is defined as the market value of common equity plus the book value of long-term debt and minority interest minus the book value of cash and cash equivalents.

After reviewing the precedent transactions, Origin Merchant chose a TEV to LTM EBITDA multiple range of 5.2x to 7.3x for the purpose of valuing the Company. The TEV to LTM EBITDA multiple range was applied to the LTM EBITDA of the Company (at December 31, 2016) to arrive at an estimate of TEV for the Company.

Summary of Precedent Transaction Analysis

The following table is a summary of the value of the Existing Common Shares resulting from the comparable precedent transaction analysis:

Precedent Transaction Analysis Summary

(In US$ millions, unless otherwise indicated)		Low			High
2016A EBITDA		93.2			93.2
Assumed LTM EBITDA Multiple Range		5.2	[x]		7.3	[x]
Implied Enterprise Value		482.9			680.3
Less : Net Debt(1)	(620.5)			(620.5)
Implied Equity Value	(137.6)				59.8
Fully Diluted Shares Outstanding (mm)		187.0			187.0
Implied Equity Value per Share ($/share)	$(0.74)			$0.32
USD/CAD Exchange Rate(2)		1.3302			1.3302
Implied Equity Value per Share (C$/share)	C$	(0.98)		C$	0.43

(1)  Total Debt less Cash & Cash Equivalents as at December 31st, 2016

(2)  Based on the USD/CAD noon spot rate on April 12, 2017

K-2-18

Valuation Summary

The following is a summary of the range of Fair Market Values of the Existing Common Shares resulting from the DCF Analysis and Precedent Transaction Analysis:

	Fair Market Value
	Per Existing Common Share
	Low	High		Weight
Discounted Cash Flow Analysis
Management Base Case	nil	C$	0.75	25%
Flat Stabilizing Case	nil	nil		25%
Declining Historical Trend Case	nil	nil		25%
Precedent Transaction Analysis	nil	C$	0.43	25%

Valuation Conclusion

Origin Merchant applied an equal weighting (25%) to each of the three financial cases for the DCF approach and the remaining 25% weighting to the Precedent Transaction approach given a meaningful number of precedent transactions in the capital markets to support a market-based approach to value. Based upon and subject to the foregoing and such other factors as we considered relevant, Origin Merchant has determined that the Fair Market Value of the Existing Common Shares as of the date of this Valuation is in the range of nil to C$0.29 per Existing Common Share.

Fairness of the Arrangement

Approach to Fairness

For the purposes of the Opinion, we considered that the Arrangement would be fair, from a financial point of view, to the Minority Shareholders if our analysis indicated that the consideration for the Existing Common Shares under the Arrangement is within the range of market values of the Existing Common Shares under the Valuation.

Approach to Fairness — Factors Considered

In preparing this Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with the Company’s management known, feasible alternative transactions available to the Company, and considered, among other things, the following matters:

i.                 a comparison of the value of the consideration to the Minority Shareholders under the Arrangement to the range of Fair Market values of the Existing Common Shares under the Valuation;

ii.    a review of liquidity of the Existing Common Shares; and

iii.           a review of other transaction alternatives available to the Company and such other information, investigations and analysis considered necessary or appropriate in the circumstances.

K-2-19

Approach to Fairness — Analysis

Comparison of the Value per Existing Common Share under the Arrangement to the Valuation

The value of consideration per Existing Common Share under the Arrangement is within the range of market values of the Existing Common Shares under the Valuation.

Review of Liquidity of the Existing Common Shares

Liquidity in the Existing Common Shares is limited. The Company has 183,694,082 Existing Common Shares outstanding. Over the previous 12 months, the average daily shares traded are 317,587 Existing Common Shares on the TSX. The Arrangement provides Minority Shareholders with a level of liquidity for large positions in the Existing Common Shares that may not otherwise be available.

Known, Feasible Alternative Transactions

Origin Merchant and the Company are not aware of any feasible alternative transactions that are better than the Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters we considered relevant, Origin Merchant is of the opinion that, as of the date hereof, the Arrangement, if implemented, is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

ORIGIN MERCHANT PARTNERS

K-2-20

April 12, 2017

The Board of Directors and the Special Committee

Mood Media Corporation

1703 W Fifth Street, Suite 600

Austin, Texas 78703

To the Board of Directors and the Special Committee:

Origin Merchant Partners (“Origin Merchant”, “we”, “us” or “our”), understands that Mood Media Corporation (the “Company”) is considering a series of transactions (the “Arrangement”) involving, among others, an affiliate of certain funds managed by Apollo Global Management, LLC (“Apollo Sponsor”) and certain funds advised or sub-advised by GSO Capital Partners LP or its affiliates (collectively “GSO Sponsors”, and together with the Apollo Sponsor, the “Sponsors”), some of which will be carried out under the provisions of section 192 of the Canada Business Corporations Act, whereby, among other things (i) the Company will refinance its $235 million first lien credit facility with an up to $300 million first lien credit facility and $15 million first lien revolving credit facility, (ii) the Company will redeem all of the Company’s outstanding common shares (the “Existing Common Shares”) for cash consideration of C$0.17 per Existing Common Share, (iii) the Company will exchange all of its outstanding $350 million aggregate principal amount of 9.25% senior unsecured notes due 2020 (the “Existing Notes”) for new common shares of the Company (the “New Shares”) and $175 million aggregate principal amount of new LIBOR plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of the Company maturing seven years after issue (the “New Notes”) which New Notes will subsequently be repaid with the issuance of $175 million aggregate principal amount of new LIBOR (with a LIBOR floor of 1.0% plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of a wholly-owned subsidiary of the Company maturing seven years after issue (the “Substituted New Notes”), (iv) the Company will cause the outstanding $50 million notes of the Company’s wholly-owned Luxembourg subsidiary, Mood Media Group S.A., to be redeemed, (v) certain funds and accounts managed by Arbiter Partners Capital Management, LLC (“Arbiter”) will re-invest all of their cash proceeds from the redemption of their Existing Common Shares into New Shares and will receive additional New Shares in consideration of agreeing to such re-investment and (vi) the Sponsors will backstop subscriptions for up to $50 million of New Shares, which subscriptions may be made by Existing Noteholders who wish to participate in the same on a pro rata basis (the “Additional Subscriptions”). In connection with the transactions contemplated in (vi), the Sponsors will receive a backstop fee in the amount of an aggregate of 12.5 million New Shares.

Origin Merchant further understands that the terms of the Arrangement, and related matters, will be more fully described in a management information circular (the “Circular”) to be prepared by the Company in compliance with all applicable laws, rules, regulations and court orders, which will be mailed to the holders of the Existing Common Shares (the “Existing Shareholders”) and holders of the Existing Notes (the “Existing Noteholders”) in connection with their consideration of the Arrangement.

Origin Merchant further understands that a special committee of independent directors (the “Special Committee”) of the board of directors of the Company (the “Board”) has been formed to, among other things, consider and evaluate the Arrangement.

K-2-21

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

Engagement

Origin Merchant was first contacted by the Company’s legal counsel and counsel to the Special Committee, Stikeman Elliott LLP, on March 16, 2017. Origin Merchant was formally engaged by the Special Committee, on behalf of the Board, pursuant to a letter agreement dated March 16, 2017, as amended on March 31, 2017 (the “Engagement Agreement”). The terms of the Engagement Agreement provide for Origin Merchant to render various advisory services to the Special Committee and the Board in connection with the Arrangement. Services to be provided relating to the Arrangement include, among others, the provision to the Special Committee and the Board of (i) this opinion (the “Opinion”), (ii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Existing Shareholders (the “Shareholder Fairness Opinion”), (iii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Company (the “Company Fairness Opinion”), (iv) an opinion pursuant to Industry Canada’s Policy Statement 15.1 — “Policy of the Director Concerning Arrangements Under Section 192 of the Canada Business Corporations Act” (the “CBCA Opinion” and collectively with this Opinion, the Shareholder Fairness Opinion and the Company Fairness Opinion, the “Opinions”) and (v) a formal valuation of the Existing Common Shares.

Under the terms of the Engagement Agreement, Origin Merchant is paid an engagement fee of $115,000 and a fee of $285,000 upon delivery of the Opinions (no part of which is contingent upon the Opinions being favourable or upon success of the Arrangement). In addition, the Company has agreed to reimburse Origin Merchant for its reasonable out-of-pocket expenses and to indemnify Origin Merchant in respect of certain liabilities that might arise in connection with its engagement.

Credentials of Origin Merchant Partners

Origin Merchant is an independent investment bank, providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. This Opinion represents the opinion of Origin Merchant and the form and content herein has been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin Merchant nor any of its affiliates is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Arbiter, either of the Sponsors or any of their respective associates, affiliates or subsidiaries (collectively the “Interested Parties”). Origin Merchant is not acting as an advisor to the Company or any Interested Party in connection with any matter, other than acting as advisor to the Special Committee as described herein.

Origin Merchant has not participated in any underwriting involving the Company or any Interested Party during the 24-month period preceding the date Origin Merchant was first contacted in respect of the Opinions. Further, Origin Merchant has not been engaged to provide any financial advisory services involving the Company or any Interested Party.

K-2-22

Origin Merchant does not have a material financial interest in the completion of the Arrangement and the fees paid to Origin Merchant in connection with its engagement do not give Origin Merchant any financial incentive in respect of the conclusions reached in the Opinions or in the outcome of the Arrangement. As an investment bank, Origin Merchant and its affiliates may, in the ordinary course of its business, provide advice to its clients on matters, including matters with respect to the Arrangement, the Company or an Interested Party. There are no understandings, agreements or commitments between Origin Merchant and the Company or any Interested Party with respect to any future financial advisory or investment banking business. Origin Merchant is of the view that it is “independent” (as that term is described in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of all Interested Parties.

Scope of Review

In arriving at its Opinions, Origin Merchant has reviewed, analyzed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.                                      a draft term sheet regarding the Arrangement structure dated April 8, 2017;

2.                                      draft term sheets regarding the new first lien credit facility and associated warrants dated April 8,

2017 and April 11, 2017, respectively;

3.                                      a draft term sheet regarding the New Notes and Substituted New Notes dated April 11, 2017;

4.                                      a draft of the arrangement agreement (the “Arrangement Agreement”) regarding the Arrangement dated April 10, 2017;

5.                                      a draft of the plan of arrangement regarding the Arrangement dated April 7, 2017;

6.                                      a draft of the commitment letter regarding the new first lien credit facility dated April 11, 2017;

7.                                      a draft of the securityholder voting support and subscription agreement between the Company and Arbiter dated April 12, 2017;

8.                                      a draft term sheet regarding governance rights dated April 1, 2017;

9.                                      each of the audited financial statements, including related notes to the audited financial statements and management’s discussion and analysis of operating results of the Company for the three fiscal years ended December 31, 2016, 2015 and 2014;

10.                               the annual information forms of the Company for each of the fiscal years ended December 31, 2016, 2015, and 2014;

11.                               the notice of meeting and management information circular of the Company with respect to the annual meeting of shareholders held on June 16, 2016;

12.                               recent press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

13.                               discussions with the Company’s senior management concerning the Company’s financial condition, its business prospects, the background of the Arrangement Agreement and potential alternatives to the Arrangement;

14.                               financial projections provided by management of the Company for the fiscal years ending December 31, 2017 through December 31, 2021;

15.                               certain other internal financial, operational and corporate information prepared or provided by the management of the Company;

16.                               discussions with the Board and members thereof;

17.                               discussions with legal counsel to the Company and the Special Committee;

K-2-23

18.                               public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Origin Merchant to be relevant;

19.                               discussions with management and their financial advisors with respect to the strategic alternatives process undertaken by the Company and all known, feasible alternative transactions to the Arrangement;

20.                               public information with respect to comparable transactions considered by Origin Merchant to be relevant;

21.                               selected reports published by equity research analysts and industry sources regarding the Company and other comparable public entities considered by Origin Merchant to be relevant;

22.                               a representation letter of even date herewith provided to Origin Merchant by senior management of the Company as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

23.                               such other corporate, industry and financial market information, investigations and analyses as considered necessary or appropriate in the circumstances.

Origin Merchant has not, to the best of its knowledge, been denied access by the Company to any information requested by Origin Merchant. Origin Merchant did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Prior Valuations

The Company has represented to Origin Merchant that there have not been any prior valuations (as defined in MI 61-101) of the Company or its material assets or its securities in the past two years which have not been provided to Origin Merchant for review. Origin Merchant did not receive any such valuations for review.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below.

Origin Merchant has not prepared a formal valuation or appraisal of any of the Existing Notes, nor have we prepared a formal evaluation or appraisal of any assets or securities of the Company or its affiliates other than the Existing Common Shares and this Opinion should not be construed as such. We have, however, conducted such analysis as is considered necessary in the circumstances. This Opinion addresses only the fairness, from a financial point of view, of the Arrangement to the Existing Noteholders (other than the Offerors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds) and does not address any other aspect or implication of the Arrangement. This Opinion does not provide assurance that the best possible price or transaction was obtained. It represents impartial expert judgment, not a statement of facts.

We have assumed that the term sheets referred to under “Scope of Review” above accurately describe all material terms of all transactions and agreements that relate to the Arrangement that are to be entered into subsequent to the announcement of the Arrangement, that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that all of the conditions required to implement the Arrangement will be met, that the

K-2-24

procedures being followed to implement the Arrangement will be valid and effective, the Circular will be distributed to the Existing Shareholders and Existing Noteholders, the disclosure therein will be complete and accurate in all material respects and such distribution and disclosure will comply, in all material respects, with the requirements of all applicable laws, rules, regulations and court orders. We have also assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Arrangement no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement and related documents without waiver, modification or amendment of any material term, condition or agreement thereof. As well, we have assumed, without limitation, that the Company and its subsidiaries will be in material compliance at all times with all material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements and that no material tax or other liabilities will accrue to the Company or its subsidiaries resulting from the Arrangement.

We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Origin Merchant has not reviewed and is not opining upon the tax treatment under the Arrangement to the Existing Shareholders or Existing Noteholders.

With the Board of Directors’ approval and as provided for in the Engagement Agreement, Origin Merchant has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources or provided to it by the Company or any of its senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to verify independently and have assumed the completeness, accuracy and fair presentation of any of the Information.

With respect to the Company’s financial forecasts, projections or estimates provided to Origin Merchant by management of the Company and used in the analysis supporting this Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby and which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances. By rendering this Opinion we express no view as to the reasonableness of such forecasts, projections or estimates or the assumptions on which they are based.

Senior management of the Company have represented to Origin Merchant in a certificate delivered as of the date hereof, among other things, that (i) the Company has no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Information that would reasonably be expected to affect this Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv), below, the Information obtained by Origin Merchant from the Company’s SEDAR filings, provided orally by, or in the presence of, an officer or employee of the Company or provided in written or electronic form by the Company or any of its associates, affiliates and subsidiaries or any of their respective agents or representatives to Origin Merchant in connection with the preparation of this

K-2-25

Opinion was, at the date the Information was provided to Origin Merchant, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a material fact in respect of the Company or any of its associates, affiliates or subsidiaries and did not and does not omit to state a material fact in respect of the Company or any of its associates, affiliates or subsidiaries necessary to make the Information or any statement contained therein not misleading in light of circumstances under which the Information was provided or any statement made; (iii) to the extent that any of the Information identified in (ii) above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Origin Merchant or updated by more current Information that has been disclosed and there has been no material change (as defined in the Securities Act (Ontario)), financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Opinion; and (iv) any portions of the Information provided to Origin Merchant which constitute forecasts, projections or estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company, were prepared using the assumptions identified therein, which, in the reasonable opinion of the management of the Company, are (or were at the time of preparation) reasonable in the circumstances and are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation. In providing this Opinion we have relied without independent investigation upon the truth, accuracy and completeness of the statements in such certificate.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Origin Merchant in discussions with management the Company. In its analyses and in preparing this Opinion, Origin Merchant made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Origin Merchant or any party involved in the Arrangement.

This Opinion is provided as of the date hereof and Origin Merchant disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Origin Merchant reserves the right to change, modify or withdraw this Opinion.

This Opinion is based upon a variety of factors. Accordingly, we believe that our analyses must be considered as a whole. Selecting portions of our analyses or the factors considered by Origin Merchant, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Our conclusions as to the fairness, from a financial point of view, of the Arrangement were based on our review of the Arrangement taken as a whole, in the context of all of

K-2-26

the matters described under the “Scope of Review”, rather than on any particular element of the Arrangement or the Arrangement outside the context of the matters described under “Scope of Review”. This Opinion should be read in its entirety.

This Opinion has been provided for the sole use and benefit of the Special Committee and of the Board in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin Merchant, provided that Origin Merchant consents to the inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin Merchant) in the Circular and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada.

Origin Merchant has not been engaged to provide and has not provided: (i) an opinion as to the relative fairness of the transaction among or as between the Existing Shareholders or the Existing Noteholders; (ii) a formal valuation or appraisal of the Company or of any of its securities or assets or the securities or assets of the Company’s associates or affiliates other than a formal valuation with respect to the Existing Common Shares (nor have we been provided with any such valuation); (iii) an opinion concerning the future trading price of any of the securities of the Company, or of the securities of its associates or affiliates following the completion of the Arrangement; (iv) an opinion as to the fairness of the process underlying the Arrangement; (v) a recommendation to any Existing Noteholder as to whether or not the Existing Notes should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to participate or not participate in any lending opportunity made available to Existing Noteholders; or (vi) a recommendation to any Existing Shareholder as to whether or not the Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; and this Opinion should not be construed as such.

Approach to Fairness

For the purposes of this Opinion, we considered that the Arrangement would be fair, from a financial point of view, to the Existing Noteholders (other than the Offerors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds) if our sensitivity analysis indicated that the relative value as of the date hereof of the consideration for the Existing Notes under the Arrangement is greater than or equal to the relative value pre-Arrangement of the Existing Notes, among other financial considerations.

Approach to Fairness — Analysis

In preparing this Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with the Company’s management known, feasible alternative transactions available to the Company, and considered, among other things, the following matters:

•                  our sensitivity analysis indicated that the relative value as of the date hereof of the consideration for the Existing Notes under the Arrangement is greater than or equal to the relative value pre- Arrangement of the Existing Notes;

K-2-27

•                  our sensitivity analysis indicated that the Existing Noteholders would be in a better position under the Arrangement than through a liquidation scenario;

•                  we understand that Existing Noteholders who have not signed the Arrangement Agreement have the option to participate in the Additional Subscriptions on the same terms as the Offerors (other than with respect to the fee payable to the Offerors in consideration for their backstop commitment of Additional Subscriptions). Otherwise, all Existing Noteholders are afforded the same opportunity to participate in the Additional Subscriptions under the Arrangement; and

•                  Origin Merchant and the Company are not aware of any feasible alternative transactions that are better than the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters we considered relevant, Origin Merchant is of the opinion that, as of the date hereof, the Arrangement, if implemented, is fair, from a financial point of view, to the Existing Noteholders (other than the Offerors and their respective associates, affiliates or subsidiaries and their respective affiliated investment funds).

Yours very truly,

ORIGIN MERCHANT PARTNERS

K-2-28

April 12, 2017

The Board of Directors and the Special Committee

Mood Media Corporation

1703 W Fifth Street, Suite 600

Austin, Texas 78703

To the Board of Directors and the Special Committee:

Origin Merchant Partners (“Origin Merchant”, “we”, “us” or “our”), understands that Mood Media Corporation (the “Company”) is considering a series of transactions (the “Arrangement”) involving, among others, an affiliate of certain funds managed by affiliates of Apollo Global Management, LLC (“Apollo Sponsor”) and certain funds advised or sub-advised by GSO Capital Partners LP or its affiliates (collectively “GSO Sponsors”, and together with Apollo Sponsor, the “Sponsors”), some of which will be carried out under the provisions of section 192 of the Canada Business Corporations Act, whereby, among other things (i) the Company will refinance its $235 million first lien credit facility with an up to $300 million first lien credit facility and $15 million first lien revolving credit facility, (ii) the Company will redeem all of the Company’s outstanding common shares (the “Existing Common Shares”) for cash consideration of C$0.17 per Existing Common Share, (iii) the Company will exchange all of its outstanding $350 million aggregate principal amount of 9.25% senior unsecured notes due 2020 (the “Existing Notes”) for new common shares of the Company (the “New Shares”) and $175 million aggregate principal amount of new LIBOR plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of the Company maturing seven years after issue (the “New Notes”), which New Notes will subsequently be repaid with the issuance of $175 million aggregate principal amount of new LIBOR (with a LIBOR floor of 1.0%) plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of a wholly-owned subsidiary of the Company maturing seven years after issue (the “Substituted New Notes”), (iv) the Company will cause the outstanding $50 million notes of the Company’s wholly-owned Luxembourg subsidiary, Mood Media Group S.A., to be redeemed, (v) certain funds and accounts managed by Arbiter Partners Capital Management, LLC (“Arbiter”) will re-invest all of their cash proceeds from the redemption of their Existing Common Shares into New Shares and will receive additional New Shares in consideration of agreeing to such re-investment and (vi) the Sponsors will backstop subscriptions for $50 million of New Shares, which subscriptions may be made by Existing Noteholders who wish to participate in the same on a pro rata basis. In connection with the transactions contemplated in (vi), the Sponsors will receive a backstop fee in the amount of an aggregate of 12.5 million New Shares.

Origin Merchant further understands that the terms of the Arrangement, and related matters, will be more fully described in a management information circular (the “Circular”) to be prepared by the Company in compliance with all applicable laws, rules, regulations and court orders, which will be mailed to the holders of the Existing Common Shares (the “Existing Shareholders”) and holders of the Existing Notes (the “Existing Noteholders”) in connection with their consideration of the Arrangement.

Origin Merchant further understands that a special committee of independent directors (the “Special Committee”) of the board of directors of the Company (the “Board”) has been formed to, among other things, consider and evaluate the Arrangement.

K-2-29

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

Engagement

Origin Merchant was first contacted by the Company’s legal counsel and counsel to the Special Committee, Stikeman Elliott LLP, on March 16, 2017. Origin Merchant was formally engaged by the Special Committee, on behalf of the Board, pursuant to a letter agreement dated March 16, 2017, as amended on March 31, 2017 (the “Engagement Agreement”). The terms of the Engagement Agreement provide for Origin Merchant to render various advisory services to the Special Committee and the Board in connection with the Arrangement. Services to be provided relating to the Arrangement include, among others, the provision to the Special Committee and the Board of (i) this opinion (the “Opinion”), (ii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Existing Shareholders (the “Shareholder Fairness Opinion”), (iii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Existing Noteholders (the “Noteholder Fairness Opinion”), (iv) an opinion pursuant to Industry Canada’s Policy Statement 15.1 — “Policy of the Director Concerning Arrangements Under Section 192 of the Canada Business Corporations Act” (the “CBCA Opinion” and collectively with this Opinion, the Shareholder Fairness Opinion and the Noteholder Fairness Opinion, the “Opinions”) and (v) a formal valuation of the Existing Common Shares.

Under the terms of the Engagement Agreement, Origin Merchant is paid an engagement fee of $115,000 and a fee of $285,000 upon delivery of the Opinions (no part of which is contingent upon the Opinions being favourable or upon success of the Arrangement). In addition, the Company has agreed to reimburse Origin Merchant for its reasonable out-of-pocket expenses and to indemnify Origin Merchant in respect of certain liabilities that might arise in connection with its engagement.

Credentials of Origin Merchant Partners

Origin Merchant is an independent investment bank, providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. This Opinion represents the opinion of Origin Merchant and the form and content herein has been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin Merchant nor any of its affiliates is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Arbiter, either of the Sponsors or any of their respective associates, affiliates or subsidiaries (collectively, the “Interested Parties”). Origin Merchant is not acting as an advisor to the Company or any Interested Party in connection with any matter, other than acting as advisor to the Special Committee as described herein.

Origin Merchant has not participated in any underwriting involving the Company or any Interested Party during the 24-month period preceding the date Origin Merchant was first contacted in respect of the Opinions. Further, Origin Merchant has not been engaged to provide any financial advisory services involving the Company or any Interested Party.

K-2-30

Origin Merchant does not have a material financial interest in the completion of the Arrangement and the fees paid to Origin Merchant in connection with its engagement do not give Origin Merchant any financial incentive in respect of the conclusions reached in the Opinions or in the outcome of the Arrangement. As an investment bank, Origin Merchant and its affiliates may, in the ordinary course of its business, provide advice to its clients on matters, including matters with respect to the Arrangement, the Company or an Interested Party. There are no understandings, agreements or commitments between Origin Merchant and the Company or any Interested Party with respect to any future financial advisory or investment banking business. Origin Merchant is of the view that it is “independent” (as that term is described in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of all Interested Parties.

Scope of Review

In arriving at its Opinions, Origin Merchant has reviewed, analyzed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.                                      a draft term sheet regarding the Arrangement structure dated April 8, 2017;

2.                                      draft term sheets regarding the new first lien credit facility and associated warrants dated April 8, 2017 and April 11, 2017, respectively;

3.                                      a draft term sheet regarding the New Notes and Substituted New Notes dated April 11, 2017;

4.                                      a draft of the arrangement agreement (the “Arrangement Agreement”) regarding the Arrangement dated April 10, 2017;

5.                                      a draft of the plan of arrangement regarding the Arrangement dated April 7, 2017;

6.                                      a draft of the commitment letter regarding the new first lien credit facility dated April 11, 2017;

7.                                      a draft of the security holder voting support and subscription agreement between the Company and Arbiter dated April 12, 2017;

8.                                      a draft term sheet regarding governance rights dated April 1, 2017;

9.                                      each of the audited financial statements, including related notes to the audited financial statements and management’s discussion and analysis of operating results of the Company for the three fiscal years ended December 31, 2016, 2015 and 2014;

10.                               the annual information forms of the Company for each of the fiscal years ended December 31, 2016, 2015, and 2014;

11.                               the notice of meeting and management information circular of the Company with respect to the annual meeting of shareholders held on June 16, 2016;

12.                               recent press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

13.                               discussions with the Company’s senior management concerning the Company’s financial condition, its business prospects, the background of the Arrangement Agreement and potential alternatives to the Arrangement;

14.                               financial projections provided by management of the Company for the fiscal years ending December 31, 2017 through December 31, 2021;

15.                               certain other internal financial, operational and corporate information prepared or provided by the management of the Company;

16.                               discussions with the Board and members thereof;

17.                               discussions with legal counsel to the Company and the Special Committee;

K-2-31

18.                               public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Origin Merchant to be relevant;

19.                               discussions with management and their financial advisors with respect to the strategic alternatives process undertaken by the Company and all known, feasible alternative transactions to the Arrangement;

20.                               public information with respect to comparable transactions considered by Origin Merchant to be relevant;

21.                               selected reports published by equity research analysts and industry sources regarding the Company and other comparable public entities considered by Origin Merchant to be relevant;

22.                               a representation letter of even date herewith provided to Origin Merchant by senior management of the Company as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

23.                               such other corporate, industry and financial market information, investigations and analyses as considered necessary or appropriate in the circumstances.

Origin Merchant has not, to the best of its knowledge, been denied access by the Company to any information requested by Origin Merchant. Origin Merchant did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Prior Valuations

The Company has represented to Origin Merchant that there have not been any prior valuations (as defined in MI 61-101) of the Company or its material assets or its securities in the past two years which have not been provided to Origin Merchant for review. Origin Merchant did not receive any such valuations for review.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below.

Origin Merchant has not prepared a formal valuation or appraisal of any of the assets or securities of the Company or its affiliates other than the Existing Common Shares and this Opinion should not be construed as such. We have, however, conducted such analysis as is considered necessary in the circumstances. This Opinion addresses only the fairness, from a financial point of view, of the Arrangement to the Company and does not address any other aspect or implication of the Arrangement. This Opinion does not provide assurance that the best possible price or transaction was obtained. It represents impartial expert judgment, not a statement of facts.

We have assumed that the term sheets referred to under “Scope of Review” above accurately describe all material terms of all transactions and agreements that relate to the Arrangement that are to be entered into subsequent to the announcement of the Arrangement, that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that all of the conditions required to implement the Arrangement will be met, that the procedures being followed to implement the Arrangement will be valid and effective, the Circular will be distributed to the Existing Shareholders and Existing Noteholders, the disclosure therein will be complete

K-2-32

and accurate in all material respects and such distribution and disclosure will comply, in all material respects, with the requirements of all applicable laws, rules, regulations and court orders. We have also assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Arrangement no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement and related documents without waiver, modification or amendment of any material term, condition or agreement thereof. As well, we have assumed, without limitation, that the Company and its subsidiaries will be in material compliance at all times with all material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements and that no material tax or other liabilities will accrue to the Company or its subsidiaries resulting from the Arrangement.

We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Origin Merchant has not reviewed and is not opining upon the tax treatment under the Arrangement to the Existing Shareholders or Existing Noteholders.

With the Board of Directors’ approval and as provided for in the Engagement Agreement, Origin Merchant has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources or provided to it by the Company or any of its senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to verify independently and have assumed the completeness, accuracy and fair presentation of any of the Information.

With respect to the Company’s financial forecasts, projections or estimates provided to Origin Merchant by management of the Company and used in the analysis supporting this Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby and which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances. By rendering this Opinion we express no view as to the reasonableness of such forecasts, projections or estimates or the assumptions on which they are based.

Senior management of the Company have represented to Origin Merchant in a certificate delivered as of the date hereof, among other things, that (i) the Company has no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Information that would reasonably be expected to affect this Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv), below, the Information obtained by Origin Merchant from the Company’s SEDAR filings, provided orally by, or in the presence of, an officer or employee of the Company or provided in written or electronic form by the Company or any of its associates, affiliates and subsidiaries or any of their respective agents or representatives to Origin Merchant in connection with the preparation of this Opinion was, at the date the Information was provided to Origin Merchant, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a

K-2-33

material fact in respect of the Company or any of its associates, affiliates or subsidiaries and did not and does not omit to state a material fact in respect of the Company or any of its associates, affiliates or subsidiaries necessary to make the Information or any statement contained therein not misleading in light of circumstances under which the Information was provided or any statement made; (iii) to the extent that any of the Information identified in (ii) above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Origin Merchant or updated by more current Information that has been disclosed and there has been no material change (as defined in the Securities Act (Ontario)), financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Opinion; and (iv) any portions of the Information provided to Origin Merchant which constitute forecasts, projections or estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company, were prepared using the assumptions identified therein, which, in the reasonable opinion of the management of the Company, are (or were at the time of preparation) reasonable in the circumstances and are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation. In providing this Opinion we have relied without independent investigation upon the truth, accuracy and completeness of the statements in such certificate.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Origin Merchant in discussions with management the Company. In its analyses and in preparing this Opinion, Origin Merchant made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Origin Merchant or any party involved in the Arrangement.

This Opinion is provided as of the date hereof and Origin Merchant disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Origin Merchant reserves the right to change, modify or withdraw this Opinion.

This Opinion is based upon a variety of factors. Accordingly, we believe that our analyses must be considered as a whole. Selecting portions of our analyses or the factors considered by Origin Merchant, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Our conclusions as to the fairness, from a financial point of view, of the Arrangement were based on our review of the Arrangement taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the

K-2-34

Arrangement or the Arrangement outside the context of the matters described under “Scope of Review”. This Opinion should be read in its entirety.

This Opinion has been provided for the sole use and benefit of the Special Committee and of the Board in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin Merchant, provided that Origin Merchant consents to the inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin Merchant) in the Circular and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada.

Origin Merchant has not been engaged to provide and has not provided: (i) an opinion as to the relative fairness of the transaction among or as between the Existing Shareholders or the Existing Noteholders; (ii) a formal valuation or appraisal of the Company or of any of its securities or assets or the securities or assets of the Company’s associates or affiliates other than a formal valuation with respect to the Existing Common Shares (nor have we been provided with any such valuation); (iii) an opinion concerning the future trading price of any of the securities of the Company, or of the securities of its associates or affiliates following the completion of the Arrangement; (iv) an opinion as to the fairness of the process underlying the Arrangement; (v) a recommendation to any Existing Noteholder as to whether or not the Existing Notes should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to participate or not participate in any lending opportunity made available to Existing Noteholders; or (vi) a recommendation to any Existing Shareholder as to whether or not the Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; and this Opinion should not be construed as such.

Approach to Fairness

For the purposes of this Opinion, we considered that the Arrangement would be fair, from a financial point of view, to the Company if, on a going concern basis, the transaction:

•             provides the Company with an appropriate capital structure, by lessening the prospects of default or financial constraint in the event of an acceleration in the decline of the Company’s revenues;

•             reduces the Company’s overall debt obligations and cash interest payments and the risk of future default; and

•             is better than other known, feasible alternative transactions, based on the above criteria.

Approach to Fairness — Analysis

In preparing this Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with the Company’s management known, feasible alternative transactions available to the Company, and considered, among other things, the following matters:

K-2-35

•             the Arrangement would provide the Company with a stable capital structure and provide relief for the significant debt maturities occurring in 2019 and 2020 that appear to be constraining the execution of the Company’s business plan;

•             the Arrangement would provide the Company with substantially the same liquidity as at present but would better position the Company to refinance on better terms in the future;

•             the Arrangement is better suited to enabling the Company to undertake long-term growth and development plans without heightened risk of default or pending large debt obligations than at present;

•             if the Arrangement is not implemented there is a materially higher risk that the Company experiences insufficient liquidity and becomes unable to service or refinance its debt as it matures and thereby there is a heighted risk of an insolvency process, which would be expected to have a negative impact on the overall enterprise value of the Company;

•             the Company has the opportunity, at this time, to effect an Arrangement with the approval of certain Existing Noteholders and Existing Shareholders in accordance with applicable law; and

•             Origin Merchant and the Company are not aware of any feasible alternative transactions that are better than the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters we considered relevant, Origin Merchant is of the opinion that, as of the date hereof, the Arrangement, if implemented, is fair, from a financial point of view, to the Company.

Yours very truly,

Origin Merchant Partners

K-2-36

April 12, 2017

The Board of Directors and the Special Committee

Mood Media Corporation

1703 W Fifth Street, Suite 600

Austin, Texas 78703

To the Board of Directors and the Special Committee:

Origin Merchant Partners (“Origin Merchant”, “we”, “us” or “our”), understands that Mood Media Corporation (the “Company”) is considering a series of transactions (the “Arrangement”) involving, among others, an affiliate of certain funds managed by Apollo Global Management, LLC (“Apollo Sponsor”) and certain funds advised or sub-advised by GSO Capital Partners LP or its affiliates (collectively “GSO Sponsor”, and together with Apollo Sponsor, the “Sponsors”), some of which will be carried out under the provisions of section 192 of the Canada Business Corporations Act, whereby, among other things (i) the Company will refinance its $235 million first lien credit facility with an up to $300 million first lien credit facility and $15 million first lien revolving credit facility, (ii) the Company will redeem all of the Company’s outstanding common shares (the “Existing Common Shares”) for cash consideration of C$0.17 per Existing Common Share, (iii) the Company will exchange all of its outstanding $350 million aggregate principal amount of 9.25% senior unsecured notes due 2020 (the “Existing Notes”) for new common shares of the Company (the “New Shares”) and $175 million aggregate principal amount of new LIBOR plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of the Company maturing seven years after issue (the “New Notes”) which New Notes will subsequently be repaid with the issuance of $175 million aggregate principal amount of new LIBOR (with a LIBOR floor of 1.0%) plus 6.0% cash interest (plus 8.0% paid in kind interest) second lien notes of a wholly-owned subsidiary of the Company maturing seven years after issue (the “Substituted New Notes”), (iv) the Company will cause the outstanding $50 million notes of the Company’s wholly-owned Luxembourg subsidiary, Mood Media Group S.A., to be redeemed, (v) certain funds and accounts managed by Arbiter Partners Capital Management, LLC (“Arbiter”) will re-invest all of their cash proceeds from the redemption of their Existing Common Shares into New Shares and will receive additional New Shares in consideration of agreeing to such re-investment and (vi) the Sponsors will backstop subscriptions for $50 million of New Shares, which subscriptions may be made by Existing Noteholders who wish to participate in the same on a pro rata basis. In connection with the transactions contemplated in (vi), the Sponsors will receive a backstop fee in the amount of an aggregate of 12.5 million New Shares.

Origin Merchant further understands that the terms of the Arrangement, and related matters, will be more fully described in a management information circular (the “Circular”) to be prepared by the Company in compliance with all applicable laws, rules, regulations and court orders, which will be mailed to the holders of the Existing Common Shares (the “Existing Shareholders”) and holders of the Existing Notes (the “Existing Noteholders”) in connection with their consideration of the Arrangement.

K-2-37

Origin Merchant further understands that a special committee of independent directors (the “Special Committee”) of the board of directors of the Company (the “Board”) has been formed to, among other things, consider and evaluate the Arrangement.

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise.

Engagement

Origin Merchant was first contacted by the Company’s legal counsel and counsel to the Special Committee, Stikeman Elliott LLP, on March 16, 2017. Origin Merchant was formally engaged by the Special Committee, on behalf of the Board, pursuant to a letter agreement dated March 16, 2017, as amended on March 31, 2017 (the “Engagement Agreement”). The terms of the Engagement Agreement provide for Origin Merchant to render various advisory services to the Special Committee and the Board in connection with the Arrangement. Services to be provided relating to the Arrangement include, among others, the provision to the Special Committee and the Board of (i) this opinion (the “Opinion”), (ii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Company (the “Company Fairness Opinion”), (iii) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Existing Shareholders (the “Shareholder Fairness Opinion”), (iv) an opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the Existing Noteholders (the “Noteholder Fairness Opinion” and collectively with this Opinion, the Company Fairness Opinion and the Shareholder Fairness Opinion, the “Opinions”) and (v) a formal valuation of the Existing Common Shares.

Under the terms of the Engagement Agreement, Origin Merchant is paid an engagement fee of $115,000 and a fee of $285,000 upon delivery of the Opinions (no part of which is contingent upon the Opinions being favourable or upon success of the Arrangement). In addition, the Company has agreed to reimburse Origin Merchant for its reasonable out-of-pocket expenses and to indemnify Origin Merchant in respect of certain liabilities that might arise in connection with its engagement.

Credentials of Origin Merchant Partners

Origin Merchant is an independent investment bank, providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. This Opinion represents the opinion of Origin Merchant and the form and content herein has been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin Merchant nor any of its affiliates is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Arbiter, either of the Sponsors or any of their respective associates, affiliates or subsidiaries (collectively the “Interested Parties”). Origin Merchant is not acting as an advisor to the Company or any Interested Party in connection with any matter, other than acting as advisor to the Special Committee as described herein.

Origin Merchant has not participated in any underwriting involving the Company or any Interested Party during the 24-month period preceding the date Origin Merchant was first contacted in respect of the

K-2-38

Opinions. Further, Origin Merchant has not been engaged to provide any financial advisory services involving the Company or any Interested Party.

Origin Merchant does not have a material financial interest in the completion of the Arrangement and the fees paid to Origin Merchant in connection with its engagement do not give Origin Merchant any financial incentive in respect of the conclusions reached in the Opinions or in the outcome of the Arrangement. As an investment bank, Origin Merchant and its affiliates may, in the ordinary course of its business, provide advice to its clients on matters, including matters with respect to the Arrangement, the Company or an Interested Party. There are no understandings, agreements or commitments between Origin Merchant and the Company or any other Interested Party with respect to any future financial advisory or investment banking business. Origin Merchant is of the view that it is “independent” (as that term is described in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of all Interested Parties.

Scope of Review

In arriving at its Opinions, Origin Merchant has reviewed, analyzed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.                                      a draft term sheet regarding the Arrangement structure dated April 8, 2017;

2.                                      draft term sheets regarding the new first lien credit facility and associated warrants each dated April 8, 2017 and April 11, 2017, respectively;

3.                                      a draft term sheet regarding the New Notes and Substituted New Notes dated April 11, 2017;

4.                                      a draft of the arrangement agreement (the “Arrangement Agreement”) regarding the Arrangement dated April 10, 2017;

5.                                      a draft of the plan of arrangement regarding the Arrangement dated April 7, 2017;

6.                                      a draft of the commitment letter regarding the new first lien credit facility dated April 11, 2017;

7.                                      a draft of the securityholder voting support and subscription agreement between the Company and Arbiter dated April 12, 2017;

8.                                      a draft term sheet regarding governance rights dated April 12, 2017;

9.                                      each of the audited financial statements, including related notes to the audited financial statements and management’s discussion and analysis of operating results of the Company for the three fiscal years ended December 31, 2016, 2015 and 2014;

10.                               the annual information forms of the Company for each of the fiscal years ended December 31,    2016, 2015, and 2014;

11.                               the notice of meeting and management information circular of the Company with respect to the annual meeting of shareholders held on June 16, 2016;

K-2-39

12.                               recent press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

13.                               discussions with the Company’s senior management concerning the Company’s financial condition, its business prospects, the background of the Arrangement Agreement and potential alternatives to the Arrangement;

14.                               financial projections provided by management of the Company for the fiscal years ending December 31, 2017 through December 31, 2021;

15.                               certain other internal financial, operational and corporate information prepared or provided by the management of the Company;

16.                               discussions with the Board and members thereof;

17.                               discussions with legal counsel to the Company and the Special Committee;

18.                               public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Origin Merchant to be relevant;

19.                               discussions with management and their financial advisors with respect to the strategic alternatives process undertaken by the Company and all known, feasible alternative transactions to the Arrangement;

20.                               public information with respect to comparable transactions considered by Origin Merchant to be relevant;

21.                               selected reports published by equity research analysts and industry sources regarding the Company and other comparable public entities considered by Origin Merchant to be relevant;

22.                               a representation letter of even date herewith provided to Origin Merchant by senior management of the Company as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

23.                               such other corporate, industry and financial market information, investigations and analyses as considered necessary or appropriate in the circumstances.

Origin Merchant has not, to the best of its knowledge, been denied access by the Company to any information requested by Origin Merchant. Origin Merchant did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below.

Origin Merchant has not prepared a formal valuation or appraisal of any of the assets or securities of the Company or its affiliates other than the Existing Common Shares and this Opinion should not be

K-2-40

construed as such. We have, however, conducted such analysis as is considered necessary in the circumstances. This Opinion addresses only whether each class of security holders of the Company would be in a better position under the Arrangement than if the Company were liquidated and does not address any other aspect or implication of the Arrangement. This Opinion does not provide assurance that the best possible price or transaction was obtained. It represents impartial expert judgment, not a statement of facts.

We have assumed that the term sheets referred to under “Scope of Review” above accurately describe all material terms of all transactions and agreements that relate to the Arrangement that are to be entered into subsequent to the announcement of the Arrangement, that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that all of the conditions required to implement the Arrangement will be met, that the procedures being followed to implement the Arrangement will be valid and effective, the Circular will be distributed to the Existing Shareholders and Existing Noteholders, the disclosure therein will be complete and accurate in all material respects and such distribution and disclosure will comply, in all material respects, with the requirements of all applicable laws, rules, regulations and court orders. We have also assumed that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Arrangement no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement and related documents without waiver, modification or amendment of any material term, condition or agreement thereof. As well, we have assumed, without limitation, that the Company and its subsidiaries will be in material compliance at all times with all material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements and that no material tax or other liabilities will accrue to the Company or its subsidiaries resulting from the Arrangement.

We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Origin Merchant has not reviewed and is not opining upon the tax treatment under the Arrangement to the Existing Shareholders or Existing Noteholders.

With the Board of Directors’ approval and as provided for in the Engagement Agreement, Origin Merchant has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources or provided to it by the Company or any of its senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to verify independently and have assumed the completeness, accuracy and fair presentation of any of the Information.

With respect to the Company’s financial forecasts, projections or estimates provided to Origin Merchant by management of the Company and used in the analysis supporting this Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby and which, in the opinion of

K-2-41

the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances. By rendering this Opinion we express no view as to the reasonableness of such forecasts, projections or estimates or the assumptions on which they are based.

Senior management of the Company have represented to Origin Merchant in a certificate delivered as of the date hereof, among other things, that (i) the Company has no information or knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Information that would reasonably be expected to affect this Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv), below, the Information obtained by Origin Merchant from the Company’s SEDAR filings, provided orally by, or in the presence of, an officer or employee of the Company or provided in written or electronic form by the Company or any of its associates, affiliates and subsidiaries or any of their respective agents or representatives to Origin Merchant in connection with the preparation of this Opinion was, at the date the Information was provided to Origin Merchant, and is at the date hereof complete, true and correct in all material respects, did not and does not contain any untrue statement of a material fact in respect of the Company or any of its associates, affiliates or subsidiaries and did not and does not omit to state a material fact in respect of the Company or any of its associates, affiliates or subsidiaries necessary to make the Information or any statement contained therein not misleading in light of circumstances under which the Information was provided or any statement made; (iii) to the extent that any of the Information identified in (ii) above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Origin Merchant or updated by more current Information that has been disclosed and there has been no material change (as defined in the Securities Act (Ontario)), financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Opinion; and (iv) any portions of the Information provided to Origin Merchant which constitute forecasts, projections or estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company, were prepared using the assumptions identified therein, which, in the reasonable opinion of the management of the Company, are (or were at the time of preparation) reasonable in the circumstances and are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation; having regard to the Terms of Reference described below. In providing this Opinion we have relied without independent investigation upon the truth, accuracy and completeness of the statements in such certificate.

Origin Merchant has also assumed that a liquidation in an insolvency process will, for a number of reasons outlined in the “Analysis” section below, have a material negative impact on the value of the Company and its business.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Origin Merchant in discussions with management the Company. In its analyses and in preparing this Opinion, Origin Merchant made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Origin Merchant or any party involved in the Arrangement.

K-2-42

This Opinion is provided as of the date hereof and Origin Merchant disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Origin Merchant reserves the right to change, modify or withdraw this Opinion.

This Opinion is based upon a variety of factors. Accordingly, we believe that our analyses must be considered as a whole. Selecting portions of our analyses or the factors considered by Origin Merchant, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Our conclusions in this opinion were based on our review of the Arrangement taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Arrangement or the Arrangement outside the context of the matters described under “Scope of Review”. This Opinion should be read in its entirety.

This Opinion has been provided for the sole use and benefit of the Special Committee and of the Board in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin Merchant, provided that Origin Merchant consents to the inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin Merchant) in the Circular and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada.

Origin Merchant has not been engaged to provide and has not provided: (i) an opinion as to the relative fairness of the transaction among or as between the Existing Shareholders or the Existing Noteholders; (ii) a formal valuation or appraisal of the Company or of any of its securities or assets or the securities or assets of the Company’s associates or affiliates other than a formal valuation with respect to the Existing Common Shares (nor have we been provided with any such valuation); (iii) an opinion concerning the future trading price of any of the securities of the Company, or of the securities of its associates or affiliates following the completion of the Arrangement; (iv) an opinion as to the fairness of the process underlying the Arrangement; (v) a recommendation to any Existing Noteholder as to whether or not the Existing Notes should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to participate or not participate in any lending opportunity made available to Existing Noteholders; or (vi) a recommendation to any Existing Shareholder as to whether or not the Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; and this Opinion should not be construed as such. In addition, this Opinion does not address the relative merits of the Arrangement as compared to any known, feasible alternative transactions that may be available to the Company.

Terms of Reference

Industry Canada’s Policy Statement 15.1 — “Policy of the Director Concerning Arrangements Under Section 192 of the Canada Business Corporations Act” recommends that corporations seeking to implement a plan of arrangement pursuant to s. 192 of the CBCA that contemplates the compromise of debt obtain an opinion as to whether “each class of security holders would be in a better position under the arrangement than if the corporation were liquidated”.

K-2-43

For the purposes of this Opinion, Origin Merchant considered that the Existing Noteholders would be in a better financial position under the Arrangement than if the Company were liquidated if the estimated aggregate trading value of the consideration made available to the Existing Noteholders pursuant to the Arrangement exceeds the estimated value such holders would receive if the Company were liquidated.

The Special Committee has also requested that Origin Merchant render a similar opinion with respect to the Existing Shareholders. For the purposes of this Opinion, Origin Merchant considered that the Existing Shareholders would be in a better financial position under the Arrangement than if the Company were liquidated if the estimated aggregate trading value of the consideration made available to the Existing Shareholders pursuant to the Arrangement exceeds the estimated value such Existing Shareholders would receive if the Company were liquidated.

Analysis

In preparing this Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with the Company’s management the alternatives reasonably available to the Company, and considered the following matters:

•                  in a liquidation process, prospective buyers will be aware that the vendor is compelled to sell the assets, which can have a negative impact on the value realized;

•                  a liquidation process is likely to have a negative impact on the value of the Company’s business as customers, suppliers and employees react to protect their interests;

•                  in a liquidation process the value realized can be highly dependent upon the amount and quality of tangible assets. Over two thirds of the Company’s assets are intangible, which can be difficult to monetize for more than nominal consideration;

•                  assuming only nominal value from the intangible assets, there is more senior secured debt than tangible assets in the Company, suggesting that it would be challenging for either the Existing Noteholders or the Existing Shareholders to realize more than nominal proceeds in a liquidation;

•                  a liquidation process would give rise to significant incremental costs as new, senior secured “debtor in possession” financing would be required to replace lost trade credit and fund the operations during the process. Additional legal and financial advisory costs would be incurred to implement the liquidation and engage in the associated legal proceedings. These costs would be recovered out of sale proceeds that would otherwise be available to the Existing Noteholders and Existing Shareholders;

•                  generally, in a liquidation process, holders of common equity recover nothing; and

•                  the Arrangement would reduce the total amount of debt outstanding and the amount of debt maturing in the near-term and would reduce the risk that the Company’s cash flow from operations and available liquidity would be insufficient to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt.

K-2-44

Conclusion

Based upon and subject to the foregoing and such other matters we considered relevant, Origin Merchant is of the opinion that, as of the date hereof, the Existing Noteholders and Existing Shareholders would be in a better financial position, respectively, under the Arrangement than if the Company were liquidated as, in each case, the estimated aggregate trading value of the consideration Existing Noteholders and Existing Shareholders would receive in the Arrangement would, in the opinion of Origin Merchant, exceed the estimated value Existing Noteholders and Existing Shareholders would receive in a liquidation, respectively.

Yours very truly,

ORIGIN MERCHANT PARTNERS

K-2-45

APPENDIX L

NEW COMPANY NOTES INDENTURE

MOOD MEDIA CORPORATION

as Issuer

and the Subsidiary Guarantors party hereto from time to time

Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024

INDENTURE

Dated as of [        ], 2017

THE BANK OF NEW YORK MELLON

as Trustee and Collateral Agent

(cont’d)

(cont’d)

(cont’d)

Appendix A	—	Provisions Relating to Initial Notes, Additional Notes and PIK Notes

(cont’d)

EXHIBIT INDEX

Exhibit A	—	Form of Initial Note
Exhibit B	—	Form of Transferee Letter of Representation
Exhibit C	—	Form of Supplemental Indenture

INDENTURE, dated as of [             ], 2017, among Mood Media Corporation, a corporation continued under the federal laws of Canada (the “Issuer”), the Subsidiary Guarantors party hereto from time to time (as defined below) and The Bank of New York Mellon, as trustee (the “Trustee”) and as collateral agent (the “Collateral Agent”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the holders of (i) $175,000,000 aggregate principal amount of the Issuer’s Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024 issued on the date hereof (the “Initial Notes”), (ii) PIK Notes issued from time to time and (iii) Additional Notes issued from time to time (together with the Initial Notes and the PIK Notes, the “Notes”):

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01                                              Definitions.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)                                         Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)                                         Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness will be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Acquisition Documents” means the Arrangement Agreement dated as of April 12, 2017 among the Issuer, AP Mixtape Holdings, L.P., a Delaware limited partnership, FS Investment Corporation, a Maryland corporation, FS Investment Corporation II, a Maryland corporation, Cobbs Creek LLC, a Delaware limited liability company, Juniata River LLC, a Delaware limited liability company, Race Street Funding LLC, a Delaware limited liability company, and Blackstone / GSO Strategic Credit Fund, a Delaware statutory trust (the “Arrangement Agreement”) and any other agreements or instruments contemplated thereby, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Additional Notes” means the Notes issued under the terms of this Indenture subsequent to the Issue Date (other than any PIK Notes issued (and any increase in the aggregate principal amount of the Notes as a result of the payment of PIK Interest)).

“Additional Refinancing Amount” means, in connection with the Incurrence of any Refinancing Indebtedness, the aggregate principal amount of additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay accrued and unpaid interest, premiums (including tender premiums), expenses, defeasance costs and fees in respect thereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Arrangement” has the meaning specified in the Arrangement Agreement.

“Asset Sale” means:

(1)                                         the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of Sale/Leaseback Transactions) outside the ordinary course of business of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”); or

(2)                                         the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a)                                         a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business or consistent with past practice or industry norm or assets otherwise no longer used or useful in the business of the Issuer and its Restricted Subsidiaries (as determined in good faith by the Issuer);

(b)                                         the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control;

(c)                                         any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 4.04;

(d)                                         any disposition of assets of the Issuer or any Restricted Subsidiary or issuance or sale of Equity Interests of the Issuer or any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than $25.0 million;

(e)                                          any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f)                                           any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g)               foreclosure or any similar action with respect to any property or other asset of the Issuer or any of the Restricted Subsidiaries;

(h)              any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)                  the lease, assignment or sublease of any real or personal property in the ordinary course of business; business;

(j)                                    any sale of inventory or other assets in the ordinary course of

(k)              any grant in the ordinary course of business of any license or sublicense of patents, trademarks, know-how or any other intellectual property;

(l)                 any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(m)         any disposition (including by capital contribution), pledge, factoring, transfer or sale of (i) Securitization Assets to any Special Purpose Securitization Subsidiary or otherwise and (ii) any other Securitization Assets subject to Liens securing Permitted Securitization Financings;

(n)              any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including any Sale/Leaseback Transaction or asset securitization permitted by this Indenture;

(o)              dispositions in connection with Permitted Liens;

(p)              any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q)              the sale of any property in a Sale/Leaseback Transaction within twelve months of the acquisition of such property;

(r)                 dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s)                any surrender, expiration or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(t)                 any disposition made pursuant to the Acquisition Documents (as in effect on the Issue Date) or in connection with the Transactions; and

(u)              to the extent constituting an Asset Sale, any termination, settlement or extinguishment of Hedging Obligations.

“Bank Indebtedness” means any and all amounts payable under or in respect of (a) the Credit Agreements and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreements), including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Issuer whether or not a claim for post- filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof (except to the extent any such refinancing, replacement or restructuring is designated by the Issuer to not be included in the definition of “Bank Indebtedness”) and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by the Issuer to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, reserve-based loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Bankruptcy Code” means Title 11 of the United States Code.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign bankruptcy, insolvency or receivership law for the relief of debtors.

“Board of Directors” means, as to any Person, the board of directors or managers or other governing body, as applicable, of such Person or any direct or indirect parent of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the place of payment.

“Capital Stock” means:

(1)                                 in the case of a corporation, corporate stock or shares;

(2)                                 in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)                                 in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)                                 any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with IFRS; provided that obligations of the Issuer or its Restricted Subsidiaries, or of a special purpose or other entity not consolidated with the Issuer and its Restricted Subsidiaries, either existing on the Issue Date or created thereafter that (a) initially were not included on the consolidated balance sheet of the Issuer as capital lease obligations and were subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with the Issuer and its Restricted Subsidiaries were required to be characterized as capital lease obligations upon such consolidation, in either case, due to a change in accounting treatment or otherwise, or (b) did not exist on the Issue Date and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on the Issue Date had they existed at that time, shall for all purposes not be treated as Capitalized Lease Obligations or Indebtedness.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with IFRS, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Restricted Subsidiaries.

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or such local currencies held by an entity from time to time in the ordinary course of business;

(2)                                 securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)                                 certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)                                 repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)                                 commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)                                 readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)                                 Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8)                                 investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)                                 instruments equivalent to those referred to in clauses (1) through (8) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States of America to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction; and

(10)                          credit card receivables to the extent included in cash and cash equivalents on the consolidated balance sheet of such Person.

“Cash Interest” means interest paid in the form of cash.

“cash management services” means cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

“Change of Control” means the occurrence of either of the following:

(1)                                 the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)                                 the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer.

Notwithstanding the foregoing: (A) the transfer of assets between or among the Issuer and its Restricted Subsidiaries shall not itself constitute a Change of Control; and (B) a Person or group shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) prior to the consummation of the transactions contemplated by such agreement.

“Circular” means the Management Information Circular, dated May 18, 2017.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all property subject or purported to be subject, from time to time, to a Lien under any Security Documents.

“Collateral Agent” means The Bank of New York Mellon, acting in its capacity as “Collateral Agent” under this Indenture and under the Security Documents and any successor thereto in such capacity.

“Collateral Agreement” means the Second Lien Pledge and Security Agreement among the Issuer, each Subsidiary Guarantor party thereto and the Collateral Agent, entered into on the Issue Date, as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms and in accordance with this Indenture.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees, Capitalized Software Expenditures, development costs, capitalized customer acquisition costs, amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)                                         consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and original issue discount, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees and non-cash interest expense attributable to movement in mark to market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder) under IFRS); plus

(2)                                         consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)                                         commissions, discounts, yield and other fees and charges Incurred in connection with any Permitted Securitization Financing which are payable to Persons other than the Issuer and the Restricted Subsidiaries; minus

(4)                                         interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)                                 any net after-tax extraordinary, exceptional, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, restructuring expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, any expenses related to any New Project or any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to closing costs, rebranding costs, acquisition integration costs, opening costs, project start-up costs, business optimization costs, recruiting costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or

Incurrence, issuance, repayment, repurchase, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments related to the Transactions (including any costs relating to auditing prior periods, any transition-related expenses, and transaction expenses incurred before, on or after the Issue Date), in each case, shall be excluded;

(2)                                 effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries and including, without limitation, the effects of adjustments to (A) deferred rent, (B) Capitalized Lease Obligations or other obligations or deferrals attributable to capital spending funds with suppliers or (C) any other deferrals of revenue) in amounts required or permitted by IFRS, resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3)                                 the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)                                 any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations or fixed assets and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets shall be excluded;

(5)                                 any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the Issuer) shall be excluded;

(6)                                 any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment or buy-back of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)                                 (a) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period and (b) the Net Income for such period shall include any dividend, distribution or other payment in cash (or to the extent converted into cash) received by the referent Person or a Subsidiary thereof (other than an Unrestricted Subsidiary of such referent Person) from any Person in excess of, but without duplication of, the amounts included in subclause (a);

(8)                                 solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)                                         an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with Section 4.04(b)(xii) shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)                                  any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortization of intangibles and other fair value adjustments arising pursuant to IFRS shall be excluded;

(11)                                  any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12)                                  any (a) non-cash compensation charges, (b) costs and expenses related to employment of terminated employees, or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights of officers, directors and employees, in each case of such Person or any Restricted Subsidiary, shall be excluded;

(13)                                  accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(14)                                  (a)(i) the non-cash portion of “straight-line” rent expense shall be excluded, (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included, (iii) the non-cash amortization of tenant allowances shall be excluded, (iv) cash received from landlords for tenant allowances shall be included and (v) to the extent not already included in Net Income, the cash portion of sublease rentals received shall be included (for the avoidance of doubt, the net effect of the adjustments in this clause (14)(a) as well as any related adjustments pursuant to clause (2) above shall be to compute rent expense and rental income on a cash basis for purposes of determining Consolidated Net Income) and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(15)                                  any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)                                  (a) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded and (b) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in Net Income in a future period);

(17)                                  Capitalized Software Expenditures and software development costs shall be excluded;

(18)                                  non-cash charges for deferred tax asset valuation allowances shall be excluded;

(19)                                  [reserved];

(20)                                  any other costs, expenses or charges resulting from facility, branch, office or business unit closures or sales, including income (or losses) from such closures or sales, shall be excluded;

(21)                                  any deductions attributable to non-controlling interests shall be excluded; and

(22)                                 any gain, loss, income, expense or charge resulting from the application of any LIFO shall be excluded.

Notwithstanding the foregoing, for the purpose of Section 4.04 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries or Restricted Subsidiaries to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.04 pursuant to clauses (4) and (5) of the definition of “Cumulative Credit.”

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with IFRS, provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, franchise, property and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate contractual original principal amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Indebtedness for borrowed money, less the principal amount of any subsequent redemptions, prepayments and/or repayments of such Indebtedness prior to such date of determination, plus (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and the Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in the case of this subclause (2), as determined on a consolidated basis in accordance with IFRS.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)                                         to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)                                         to advance or supply funds:

(a)                                 for the purchase or payment of any such primary obligation; or

(b)                                 to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)                                         to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Corporate Trust Office” means the designated office of the Trustee in the United States of America at which at any time its corporate trust business shall be administered, or such other address as the Trustee may designate from time to time by notice to the holders and the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the holders and the Issuer).

“Credit Agreements” means the Intercompany Credit Agreement and the First Lien Credit Agreement.

“Credit Agreement Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Cumulative Credit” means the sum of (without duplication):

(1)                                        (a) $35.0 million plus (b) an amount, not less than zero in the aggregate, equal to 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from [    ], 2017 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)                                        100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash, received by the Issuer after the Issue Date (other than net proceeds to the extent such net proceeds have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)) from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to the Issuer or a Restricted Subsidiary), plus

(3)                                        100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)), plus

(4)                                        100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided, in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)                                        100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from:

(A)                                    the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer and the Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and the Restricted Subsidiaries by any Person (other than the Issuer or any Restricted Subsidiary) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to Section 4.04(b)(vii)),

(B)                                    the sale (other than to the Issuer or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C)                                      a distribution or dividend from an Unrestricted Subsidiary, plus

(6)                                         in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer or the Restricted Subsidiaries in such Unrestricted Subsidiary (which, if the Fair Market Value of such Investment shall exceed, $50.0 million, shall be determined by the Board of Directors of the Issuer) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to Section 4.04(b)(vii) or constituted a Permitted Investment).

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non- cash Consideration pursuant to an Officer’s Certificate, setting forth such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof.

“Discharge of Senior Lender Claims” means, except to the extent otherwise provided in the Intercreditor Agreements, with respect to any First Priority Lien Obligations, (a) payment in full in immediately available funds of the principal of, and interest (including interest accruing on or after the commencement of an Insolvency Proceeding, whether or not such interest would be allowed or allowable in the proceeding) accrued on, all outstanding Indebtedness included in such First Priority Lien Obligations after or concurrently with the termination of all commitments to extend credit thereunder (other than, if applicable, pursuant to cash management agreements or hedge agreements secured by such First Priority Lien Obligations, in each case as permitted under the relevant document evidencing such First Priority Lien Obligation or as to which reasonably satisfactory arrangements have been made with the relevant bank providing such cash management or hedges, as applicable, or their respective Affiliates, as the case may be), (b) with respect to any letters of credit or letters of credit guaranties that may be outstanding in respect of any First Priority Lien Obligations, termination or delivery of cash collateral, backstop letters of credit or other credit support in respect thereof in an amount and manner in compliance with the relevant document evidencing such First Priority Lien Obligation, and (c) payment in full in immediately available funds of any other First Priority Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than in respect of contingent indemnification and expense reimbursement claims not then due); provided that the Discharge of Senior Lender Claims shall not be deemed to have occurred if such payments are made with the proceeds of other First Priority Lien Obligations that constitute an exchange or replacement for or a refinancing of such First Priority Lien Obligations.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)                                 matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2)                                 is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person or any of its Restricted Subsidiaries, or

(3)                                 is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by such Person in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“[DLLC1]” means [DLLC1], a Delaware limited liability company.

“[DLLC2]” means [DLLC2], a Delaware limited liability company.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)                                 Consolidated Taxes; plus

(2)                                 Fixed Charges and costs of surety bonds in connection with financing activities; plus

(3)                                 Consolidated Depreciation and Amortization Expense; plus

(4)                                 Consolidated Non-Cash Charges; plus

(5)                                 any expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any issuance of Equity Interests, Investment, acquisition, New Project, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the Transactions, the offering of the Notes or any Bank Indebtedness, (ii) any amendment or other modification of the Notes or other Indebtedness and (iii) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Permitted Securitization Financing; plus

(6)                                 business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility, branch, office or business unit closures, facility, branch, office or business unit consolidations, retention, severance, systems establishment costs, contract termination costs, future lease commitments and excess pension charges) and Pre-Opening Expenses; plus

(7)                                 the amount of loss or discount in connection with a Permitted Securitization Financing, including amortization of loan origination costs and amortization of portfolio discounts; plus

(8)                                 any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or a Subsidiary Guarantor or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(9)                                 the amount of any loss attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided that (a)

such losses are reasonably identifiable and factually supportable and certified by a responsible financial or accounting officer of the Issuer and (b) losses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this clause; plus

(10)                          the amount of any management, monitoring, consulting, transaction, advisory and similar fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by Section 4.07, including, if applicable, the amount of termination fee paid pursuant to Section 4.07(b)(xx); plus

(11)                          the amount of any management, monitoring, consulting, transaction, advisory and similar fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by Section 4.07, including, if applicable, the amount of termination fee paid pursuant to Section 4.07(b)(xx); plus

(12)                          with respect to any joint venture that is not a Subsidiary and solely to the extent relating to any net income referred to in clause (7) of the definition of “Consolidated Net Income,” an amount equal to the proportion of those items described in clauses (1) and (2) above relating to such joint venture corresponding to the Issuer’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Subsidiary); plus

(13)                          one-time costs associated with commencing Public Company Compliance; plus

(14)                      [reserved]; and

less, without duplication, to the extent the same increased Consolidated Net Income,

(15)                          non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common Capital Stock or Preferred Stock of the Issuer or any direct or indirect parent of the Issuer as applicable (other than Disqualified Stock), other than:

(1)                                 public offerings with respect to the Issuer’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)                                 issuances to any Subsidiary of the Issuer; and

(3)                                 any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Collateral” has the meaning set forth in the Collateral Agreement.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Issuer) received by the Issuer after the Issue Date from:

(1)                                 contributions to its common equity capital, and

(2)                                 the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate.

“Excluded Subsidiary” means (a) each Unrestricted Subsidiary, (b) each Domestic Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary), (c) each Domestic Subsidiary that is prohibited from guaranteeing the Notes by any requirement of law or that would require consent, approval, license or authorization of a governmental (including regulatory) authority to guarantee the Notes (unless such consent, approval, license or authorization has been received), (d) each Domestic Subsidiary that is prohibited by any applicable contractual requirement from guaranteeing the Notes on the Issue Date or at the time such Subsidiary becomes a Subsidiary (and in each case for so long as such restriction or any replacement or renewal thereof is in effect), (e) any Foreign Subsidiary, (f) any Domestic Subsidiary (i) that owns no material assets (directly or through its Subsidiaries) other than equity interests of one or more Foreign Subsidiaries that are CFCs or (ii) that is a direct or indirect Subsidiary of a Foreign Subsidiary, (g) any Special Purpose Securitization Subsidiary, (h) any Subsidiary (other than a Significant Subsidiary) that (i) did not, as of the last day of the fiscal quarter of the Issuer most recently ended, have assets with a value in excess of 5% of the Total Assets or revenues representing in excess of 5% of total revenues of the Issuer and the Restricted Subsidiaries on a consolidated basis as of such date and (ii) taken together with all other such Subsidiaries being excluded pursuant to this clause (h), as of the last day of the fiscal quarter of the Issuer most recently ended, did not have assets with a value in excess of 10% of the Total Assets or revenues representing in excess of 10% of total revenues of the Issuer and the Restricted Subsidiaries on a consolidated basis as of such date and (i) any Subsidiary for which providing a Subsidiary Guarantee could reasonably be expected to result in material adverse tax consequences as determined in good faith by the Issuer.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, which, in the case of an Asset Sale, shall be determined either, at the option of the Issuer, at the time of the Asset Sale or as of the date of the definitive agreement with respect to such Asset Sale.

“First Lien Credit Agreement” means (i) the First Lien Credit and Guarantee Agreement entered into on the Issue Date among [DLLC1], [DLLC2], the Subsidiaries of [DLLC1] party thereto, the financial institutions named therein, the other parties thereto and HPS Investment Partners, LLC, as administrative agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof (except to the extent any such refinancing, replacement or restructuring is designated by the Issuer to not be included in the definition of “First Lien Credit Agreement”) and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “First Lien Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“First Lien/Second Lien Intercreditor Agreement” means (i) the Intercreditor Agreement, dated as of the Issue Date, among HPS Investment Partners, LLC, as First Lien Collateral Agent (as defined therein), and The Bank of New York Mellon, as Second Lien Collateral Agent (as defined therein), as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture or (ii) any replacement thereof or other intercreditor agreement that contains terms not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“First Priority Lien Obligations” means (i) all Secured Bank Indebtedness (which include Obligations in respect of the Credit Agreements) and (ii) if such Hedging Obligations or obligations in respect of cash management services have been secured in the collateral that secures the First Priority Lien Obligations, all other obligations of the Issuer or any of its Restricted Subsidiaries in respect of Hedging Obligations or obligations in respect of cash management services in each case owing to a Person that is a holder of Secured Bank Indebtedness or an Affiliate of such holder on the Issue Date or at the time of entry into such Hedging Obligations or obligations in respect of cash management services; provided that no additional obligations shall constitute First Priority Lien Obligations unless such obligations become subject to an Intercreditor Agreement.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of any Permitted Securitization Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions, other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of: (1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs, discounts or premiums) of such Person for such period, and (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect on the Accounting Conversion Date (as defined in the definition of “IFRS”).

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations. The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such person in good faith.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the Issue Date; provided that, at any time after adoption of GAAP by the Issuer (or another Reporting Entity), the Issuer (or another Reporting Entity) may elect, by notice to the Trustee, to apply GAAP for all purposes of this Indenture (the date of any such notice, the “Accounting Conversion Date”), and, upon any such election, all references to this Indenture to IFRS shall be construed to mean GAAP; provided, further, that, if the Issuer notifies the Trustee that the Issuer wishes to amend any provision of this Indenture to eliminate the effect of any change from IFRS to GAAP, regardless of whether any such notice is given before or after the Accounting Conversion Date, then such provision will be interpreted on the basis of IFRS as in effect on the Issue Date until such notice shall have been withdrawn or such provision shall have been amended in accordance with this Indenture. For the purposes of this Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)                                 the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money (including any capitalized or payment-in-kind interest on the principal amount of any indebtedness for borrowed money), (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that constitutes (i) a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than twelve months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(2)                                 to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)                                 to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of Incurrence, and (b) the principal amount of such Indebtedness of such other Person;

provided, however, that, notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Permitted Securitization Financings; (5) trade and other ordinary course payables, accrued expenses and intercompany liabilities arising in the ordinary course of business; (6) obligations under the Acquisition Documents; (7) obligations in respect of Third Party Funds; (8) in the case of the Issuer and its Restricted Subsidiaries (x) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business and (y) intercompany liabilities in connection with cash management, tax and accounting operations of the Issuer and its Restricted Subsidiaries; and (9) any obligations under Hedging Obligations that are not incurred for speculative purposes.

Notwithstanding anything in this Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Indenture.

“Indenture” means this Indenture as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“Insolvency Proceeding” means (a) any voluntary or involuntary case or proceeding under any Bankruptcy Law with respect to the Issuer or any Subsidiary Guarantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to the Issuer or any Subsidiary Guarantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of the Issuer or any Subsidiary Guarantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (except to the extent permitted by the Credit Agreement Documents or Notes Documents or any other documents establishing any other First Priority Lien Obligations or Other Second Lien Obligations, as applicable) or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Issuer or any Subsidiary Guarantor.

“Intercompany Credit Agreement” means the [Intercompany Loan Agreement] entered into on the Issue Date between the Issuer and [DLLC2], as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof (except to the extent any such refinancing, replacement or restructuring is designated by the Issuer to not be included in the definition of “Intercompany Credit Agreement”).

“Intercompany Intercreditor Agreement” means (i) the Initial Intercreditor Agreement, dated as of the Issue Date, among [DLLC2], as First Lien Collateral Agent (as defined therein), and The Bank of New York Mellon, as Second Lien Collateral Agent (as defined therein), as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture or (ii) any replacement thereof or other intercreditor agreement that contains terms not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Intercreditor Agreements” means the Intercompany Intercreditor Agreement and the First Lien/Second Lien Intercreditor Agreement.

“Interest Payment Date” has the meaning set forth in Exhibit A hereto.

“Interest Period” means the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and exclude December 31, 2017 (the Interest Payment Date for any Interest Period shall be the Interest Payment Date occurring on the day immediately following the last day of such Interest Period).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)                                 securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)                                 securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3)                                 investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)                                 corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees of loans), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by IFRS to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04:

(1)                                 “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)                                 the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b)                                 the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)                                 any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means the date on which the Initial Notes are originally issued.

“Junior Lien Obligations” means the Obligations with respect to other Indebtedness permitted to be incurred under this Indenture, which is by its terms intended to be secured by the Collateral on a basis junior to the Notes; provided such Lien is permitted to be incurred under this Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuer or any direct or indirect parent of the Issuer, as applicable, was approved by a vote of a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable, then still in office who were either directors on the Issue Date after giving effect to the Transactions or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as applicable, hired at a time when the directors on the Issue Date after giving effect to the Transactions together with the directors so approved constituted a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the Issuer or any direct or indirect parent of the Issuer on the date of the declaration of the relevant dividend or repurchase multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of declaration of such dividend or repurchase.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related solely to such disposition), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Section 4.06(b)) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and payments made to holders of non-controlling interests in Wholly Owned Subsidiaries as a result of such Asset Sale.

“New Project” means (x) each plant, facility, branch, office or business unit which is either a new plant, facility, branch, office or business unit or an expansion, relocation, remodeling, refurbishment or substantial modernization of an existing plant, facility, branch, office or business unit owned by the Issuer or the Restricted Subsidiaries which in fact commences operations and (y) each creation (in one or a series of related transactions) of a business unit, product line or information technology offering to the extent such business unit commences operations or such product line or information technology is offered or each expansion (in one or series of related transactions) of business into a new market or through a new distribution method or channel.

“Notes Documents” means this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Intercreditor Agreements.

“Notes Obligations” means Obligations in respect of the Notes, this Indenture, the Subsidiary Guarantees and the Security Documents.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness (including interest, fees, expenses, indemnity claims and other monetary obligations accrued during the pendency of an Insolvency Proceeding, whether or not constituting an allowed claim in such proceeding); provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of third parties other than the Trustee.

“Officer” means the chairman of the Board of Directors, chief executive officer, chief financial officer, president, any executive vice president, senior vice president or vice president, the treasurer or the secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer who is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, which meets the requirements set forth in this Indenture.

“Opinion of Counsel” means a written opinion from legal counsel in form reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Issuer.

“Other Second Lien Obligations” means other Indebtedness of the Issuer and the Restricted Subsidiaries that is equally and ratably secured with the Notes as permitted by the Indenture and is designated by the Issuer as an Other Second Lien Obligation in accordance with the Collateral agreement; provided that an authorized representative of the holders of such Indebtedness shall have executed a joinder to the Security Documents. For the avoidance of doubt, no Other Second Lien Obligations exist on the Issue Date and any Incurrence of Other Second Lien Obligations after the Issue Date shall be evidenced by a separate agreement or instrument.

“Pari Passu Indebtedness” means: (a) with respect to the Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and (b) with respect to any Subsidiary Guarantor, its Subsidiary Guarantee and any Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Issuer, any direct or indirect parent of the Issuer and other Permitted Holders and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Issuer, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders, holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and (iii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Issuer (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member (or more favorable voting rights, in the case of any Permitted Holder) and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i), (ii) and (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)                                 any Investment in the Issuer or any Restricted Subsidiary;

(2)                                 any Investment in Cash Equivalents or Investment Grade Securities;

(3)                                 any Investment by the Issuer or any Restricted Subsidiary in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4)                                 any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 4.06 or any other disposition of assets not constituting an Asset Sale;

(5)                                 any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under this Indenture;

(6)                                 loans and advances to officers, directors, employees or consultants of the Issuer or any of its Subsidiaries (i) in the ordinary course of business in an aggregate outstanding amount (valued in good faith by the Issuer at the time of the making thereof, and without giving effect to any subsequent change in value) not to exceed the greater of $20.0 million and [     ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, (ii) in respect of payroll payments and expenses in the ordinary course of business and (iii) in connection with such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer solely to the extent that the amount of such loans and advances shall be contributed to the Issuer in cash as common equity;

(7)                                 any Investment acquired by the Issuer or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Issuer or such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)                                 Hedging Obligations permitted under Section 4.03(b)(x);

(9)                                 any Investment by the Issuer or any Restricted Subsidiary in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are

at that time outstanding, not to exceed the sum of, (x) the greater of (i) $50.0 million and (ii) [      ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(10)                          additional Investments by the Issuer or any Restricted Subsidiary in an aggregate outstanding amount (valued in good faith by the Issuer at the time of the making thereof, and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the sum of, (x) the greater of (i) $50.0 million and (ii) [      ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(11)                          loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)                          Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit”;

(13)                          any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 4.07(b) (except transactions described in clauses (ii), (iv), (vi), (ix)(B) and (xvi) of Section 4.07(b));

(14)                          [reserved];

(15)                          guarantees issued in accordance with Section 4.03 and Section 4.11 including, without limitation, any guarantee or other obligation issued or incurred under any Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)                          Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17)                          Investments consisting of Securitization Assets or arising as a result of, or in connection with, Permitted Securitization Financings, including Investments of funds held in accounts permitted or required by the arrangements governing a Permitted Securitization Financing or any related indebtedness;

(18)                          any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells Securitization Assets pursuant to a Permitted Securitization Financing;

(19)                          additional Investments in joint ventures (valued in good faith by the Issuer) not to exceed, at any one time in the aggregate outstanding under this clause (19), the sum of (x) the greater of (i) $50.0 million and (ii) and [   ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value); provided, however, that the Issuer or any Restricted Subsidiary may make additional Investments in joint ventures if the Secured Leverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding such Investment is not greater than 6.30 to 1.00 on a pro forma basis after giving effect to such Investment as if it had occurred at the beginning of such four fiscal quarters; provided, further, however, that if any Investment pursuant to this clause (19) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (19) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(20)                          Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with the Issuer or a Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21)                          Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers;

(22)                          advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Issuer or the Restricted Subsidiaries;

(23)                          any Investment in any Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(24)                          guarantees of Indebtedness under customer financing lines of credit in the ordinary course of business;

(25)                          Investments made pursuant to the Acquisition Documents or in connection with the Transactions; and

(26)                          other Investments so long as, immediately after giving effect to such Investment, the Secured Leverage Ratio for the most recently ended four fiscal quarters for which financial statements have been delivered to the Trustee immediately preceding such Investment is not greater than 6.30 to 1.00 on a pro forma basis.

“Permitted Liens” means, with respect to any Person:

(1)                                 pledges or deposits and other Liens granted by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds, performance and return of money bonds, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)                                 Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)                                 Liens for taxes, assessments or other governmental charges not yet overdue by more than 30 days or that are being contested in good faith by appropriate proceedings;

(4)                                 Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit, bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)                                 minor survey exceptions, minor encumbrances, trackage rights, special assessments, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)                                 (A) Liens on assets of a Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of a Subsidiary that is not a Subsidiary Guarantor permitted to be Incurred pursuant to Section 4.03;

(B)                               (x) Liens securing Obligations in respect of (x) Indebtedness Incurred pursuant to clause (i), (vii) (provided that in the case of clause (vii), such Liens securing Indebtedness Incurred pursuant to clause (vii) shall only be permitted under this clause (B) if such Liens secure Obligations under the Intercompany Credit Agreement) or (xxvii) of Section 4.03(b) and (y) any other Indebtedness permitted to be Incurred under this Indenture if, as of the date such Indebtedness was Incurred, and after giving pro forma effect thereto and the application of the net proceeds therefrom, the Secured Leverage Ratio of the Issuer does not exceed 6.30 to 1.00;

(C)                               Liens securing Obligations in respect of Indebtedness permitted to be Incurred pursuant to clause (iv), (xii) (or (xiv) to the extent it guarantees any such Indebtedness), (xvi) or (xx) of Section 4.03(b) (provided that (i) in the case of clause (xvi), such Liens securing Indebtedness Incurred pursuant to clause (xvi) shall only be permitted under this clause (C) if, on a pro forma basis after giving effect to the Incurrence of such Indebtedness and Liens, the Secured Leverage Ratio of the Issuer does not exceed 6.30 to 1.00 or the Secured Leverage Ratio of the Issuer would be no greater than immediately prior to such Incurrence and (ii) in the case of clause (xx), such Lien does not extend to the property or assets of any Subsidiary of the Issuer other than a Restricted Subsidiary that is not a Subsidiary Guarantor); and

(D)                               Liens securing the Notes Obligations, in respect of Indebtedness permitted to be Incurred pursuant to Section 4.03(b)(ii).

(7)                                 Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreements and Liens securing the Notes Obligations);

(8)                                 Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to Section 4.03(b)(xvi)) are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(9)                                 Liens on assets or property at the time the Issuer or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to Section 4.03(b)(xvi)) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(10)                          Liens securing Indebtedness or other obligations of the Issuer or a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be Incurred in accordance with Section 4.03;

(11)                          Liens securing Hedging Obligations not incurred in violation of this Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness (other than Hedging Obligations constituting Secured Bank Indebtedness);

(12)                          Liens on inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of documentary letters of credit, bank guarantees or bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)                          leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries;

(14)                          Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or other obligations not constituting Indebtedness;

(15)                          Liens in favor of the Issuer or any Subsidiary Guarantor;

(16)                          Liens in respect of Permitted Securitization Financings that extend only to the assets subject thereto and Liens on the Equity Interests of Special Purpose Securitization Subsidiaries;

(17)                          pledges and deposits and other Liens made in the ordinary course of business to secure liability to insurance carriers;

(18)                          Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)                          leases or subleases, and licenses or sublicenses (including with respect to intellectual property) granted to others in the ordinary course of business;

(20)                          Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (10), (11), (15), (25) and (37) of this definition; provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that secured the original Lien (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to the after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being refinanced, refunded, extended, renewed or replaced), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (or accreted value, if applicable), or, if greater, committed amount, of the applicable Indebtedness described under clauses (6), (7), (8), (9), (10), (11), (15), (25) and (37) at the time the original Lien became a Permitted Lien under this Indenture, (B) unpaid accrued interest and premiums (including tender premiums), and (C) an amount necessary to pay any underwriting discounts, defeasance costs, commissions, fees and expenses related to such refinancing, refunding, extension, renewal or replacement; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (6)(B) or (6)(C), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (6)(B) or (6)(C) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (6)(B) or (6)(C); provided, further, however, that any Lien securing any refinancing of any Indebtedness secured by a Lien referred to in clause (37) shall be a junior Lien;

(21)                          Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(22)                          judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)                          Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into in the ordinary course of business;

(24)                          Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(25)                          other Liens securing obligations the outstanding principal amount of which does not, taken together with the principal amount of all other obligations secured by Liens incurred under this clause (25) and any Liens to secure any refinancing, refunding, extension or renewal in respect thereof incurred pursuant to clause (20) that are at that time outstanding, exceed the greater of (i) $50.0 million and [    ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(26)                          any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement securing obligations of such joint venture or pursuant to any joint venture or similar agreement;

(27)                          any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary, under any indenture issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture pursuant to customary discharge, redemption or defeasance provisions;

(28)                          Liens (i) arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business or (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(29)                          Liens (i) in favor of credit card companies pursuant to agreements therewith and (ii) in favor of customers;

(30)                          Liens disclosed by the title insurance policies delivered on (with respect to all mortgages delivered on the Issue Date) or subsequent to the Issue Date and pursuant to the Credit Agreements and any replacement, extension or renewal of any such Lien; provided that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted under this Indenture;

(31)                          Liens that are contractual rights of set-off relating to purchase orders and other agreements entered into with customers, suppliers or service providers of the Issuer or any Restricted Subsidiary in the ordinary course of business;

(32)                          in the case of real property that constitutes a leasehold interest, any Lien to which the fee simple interest (or any superior leasehold interest) is subject;

(33)                          Liens in respect of Third Party Funds;

(34)                          agreements to subordinate any interest of the Issuer or any Restricted Subsidiary in any accounts receivable or other prices arising from inventory consigned by the Issuer or any such Restricted Subsidiary pursuant to an agreement entered into in the ordinary course of business;

(35)                          Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof;

(36)                          Liens securing insurance premium financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums; and

(37)                          Liens on the Collateral securing Junior Lien Obligations; provided that the Notes are secured on a senior priority basis to the obligations so secured until such time as such obligations are no longer secured by a Lien.

“Permitted Securitization Documents” means all documents and agreements evidencing, relating to or otherwise governing a Permitted Securitization Financing.

“Permitted Securitization Financing” means one or more securitization transactions pursuant to which (i) Securitization Assets or interests therein are sold or transferred to or financed by one or more Special Purpose Securitization Subsidiaries, and (ii) such Special Purpose Securitization Subsidiaries finance (or refinancing) their acquisition of such Securitization Assets or interests therein, or the financing thereof, by selling or borrowing against Securitization Assets and any Hedging Obligations or hedging agreements entered into in connection with such Securitization Assets; provided that recourse to the Issuer or any Restricted Subsidiary (other than the Special Purpose Securitization Subsidiaries) in connection with such transactions shall be limited to the extent customary (as determined by the Issuer in good faith) for similar transactions in the applicable jurisdictions (including, to the extent applicable, in a manner consistent with the delivery of a “true sale”/”absolute transfer” opinion with respect to any transfer by the Issuer or any Restricted Subsidiary (other than a Special Purpose Securitization Subsidiary)).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” means interest paid with respect to the Notes by (i) increasing the outstanding principal amount of the Notes or (ii) issuing PIK Notes.

“PIK Notes” means additional Notes issued under this Indenture on the same terms and conditions as the Initial Notes in connection with the payment of PIK Interest.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Pre-Opening Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred that are classified as “pre-opening rent”, “opening costs” or “pre-opening expenses” (or any similar or equivalent caption).

“Pro Forma EBITDA” means, with respect to any Person, at any date, the EBITDA of such Person for the full four fiscal quarters for which internal financial statements are available immediately preceding such date, subject to the following adjustments. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which Pro Forma EBITDA is being calculated but prior to the event for which the calculation of Pro Forma EBITDA is made (the “Pro Forma EBITDA Calculation Date”), then Pro Forma EBITDA shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Pro Forma EBITDA Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such

Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Pro Forma EBITDA Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

“Public Company Compliance” means compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, the provisions of the Securities Act and the Exchange Act, and the rules of national securities exchange listed companies (in each case, as applicable to companies with equity or debt securities held by the public), including procuring directors’ and officers’ insurance, legal and other professional fees, and listing fees.

“Rating Agency” means (1) each of Moody’s and S&P (and their respective successors and assigns) and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15cs-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any direct or indirect parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Assets” means accounts receivable (including any bills of exchange) and related assets and property from time to time originated, acquired or otherwise owned by the Issuer or any Subsidiary.

“Record Date” has the meaning specified in Exhibit A hereto.

“Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that would appear as “restricted” on a consolidated balance sheet of the Issuer or any of its Restricted Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or such Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary or between Issuer or Restricted Subsidiaries.

“Second Priority Lien Obligations” means (a) the Notes Obligations and (b) all Other Second Lien Obligations.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6) of the definition of “Permitted Liens,” as designated by the Issuer to be included in this definition.

“Secured Indebtedness” means any Consolidated Total Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means any of the following assets (or interests therein) from time to time originated, acquired or otherwise owned by the Issuer or any Restricted Subsidiary or in which the Issuer or any Restricted Subsidiary has any rights or interests, in each case, without regard to where such assets or interests are located: (1) Receivables Assets, (2) franchise fee payments and other revenues related to franchise agreements, (3) royalty and other similar payments made related to the use of trade names and other intellectual property, business support, training and other services, (4) revenues related to distribution and merchandising of the products of the Issuer and the Restricted Subsidiaries, (5) rents, real estate taxes and other non- royalty amounts due from franchisees, (6) intellectual property rights relating to the generation of any of the foregoing types of assets, (7) parcels of or interests in real property, together with all easements, hereditaments and appurtenances thereto, all improvements and appurtenant fixtures and equipment, incidental to the ownership, lease or operation thereof, (8) any Equity Interests of any Special Purpose Securitization Subsidiary or any Subsidiary of a Special Purpose Securitization Subsidiary and any rights under any limited liability company agreement, trust agreement, shareholders agreement, organization or formation documents or other agreement entered into in furtherance of the organization of such entity, (9) any equipment, contractual rights with unaffiliated third parties, website domains and associated property and rights necessary for a Special Purpose Securitization Subsidiary to operate in accordance with its stated purposes, (10) any rights and obligations associated with gift card or similar programs and (11) any other assets and property (or proceeds of such assets or property) to the extent customarily included in securitization transactions of the relevant type in the applicable jurisdictions (as determined by the Issuer in good faith).

“Security Documents” means the Collateral Agreement and the security agreements, pledge agreements, collateral assignments and mortgages, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral for the benefit of the Trustee, the Collateral Agent and the holders of the Notes as contemplated by this Indenture.

“Senior Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries constituting First Priority Lien Obligations as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Senior Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured Leverage Ratio is made (the “Senior Secured Leverage Calculation Date”), then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an

Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Senior Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means any business, the majority of whose revenues are derived from (i) the business or activities of the Issuer and its Subsidiaries as of the Issue Date, (ii) any business that is a natural outgrowth or a reasonable extension, development or expansion of any such business or any business similar, reasonably related, incidental, complementary or ancillary to any of the foregoing or (iii) any business that in the Issuer’s good faith business judgment constitutes a reasonable diversification of business conducted by the Issuer and its Subsidiaries.

“Special Purpose Securitization Subsidiary” means (i) a direct or indirect Subsidiary of the Issuer established in connection with a Permitted Securitization Financing for the acquisition of Securitization Assets or interests therein and/or Equity Interests in other Special Purpose Securitization Subsidiaries, and which is organized in a manner (as determined by the Issuer in good faith) intended to reduce the likelihood that it would be substantively consolidated with the Issuer or any of the Restricted Subsidiaries (other than Special Purpose Securitization Subsidiaries) in the event the Issuer or any such Restricted Subsidiary becomes subject to a proceeding under the Bankruptcy Code (or other insolvency law) and (ii) any subsidiary of a Special Purpose Securitization Subsidiary.

“Sponsors” means (i) one or more investment funds affiliated with Apollo Global Management, LLC and any of their respective Affiliates (collectively, the “Apollo Sponsors”), (ii) one or more investment funds affiliated with GSO Capital Partners LP and any of their respective Affiliates (collectively, the “GSO Sponsors”) and (iii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with the Apollo Sponsors or the GSO Sponsors; provided that, collectively, the Apollo Sponsors and GSO Sponsors control a majority of the voting power of such group.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable.

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to its Subsidiary Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means any guarantee of the obligations of the Issuer under this Indenture and the Notes by any Subsidiary Guarantor in accordance with the provisions of this Indenture.

“Subsidiary Guarantor” means any Subsidiary that Incurs a Subsidiary Guarantee; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with this Indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“Suspension Period” means the period of time between a Covenant Suspension Event and the related Reversion Date.

“Tax Distributions” means any distributions described in Section 4.04(b)(xii).

“Third Party Funds” means any accounts or funds, or any portion thereof, received by the Issuer or any of its Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon the Issuer or one or more of its Subsidiaries to collect and remit those funds to such third parties.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as amended and as in effect on the date of this Indenture.

“Total Assets” means the total consolidated assets of the Issuer and the Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer, without giving effect to any impairment or amortization of the amount of intangible assets since [     ], 2017, calculated on a pro forma basis after giving effect to any subsequent acquisition or disposition of a Person or business.

“Transactions” means the transactions described under “Part I — The Arrangement — Details of the Arrangement”, “Part I — The Arrangement — Financing of the Arrangement” and “Part I — The Arrangement — Effect of the Arrangement” in the Circular.

“Trust Officer” means any officer within the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, trust officer or assistant trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Trustee” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

“Uniform Commercial Code” or “UCC” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided below; and

(2)           any Subsidiary of an Unrestricted Subsidiary;

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless at the time of such designation such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Restricted Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated, in each case at the time of such designation; provided, however, that (i) the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of the Restricted Subsidiaries unless otherwise permitted under Section 4.04 and (ii) the Issuer may not designate any Subsidiary of the Issuer to be an Unrestricted Subsidiary during any Suspension Period; provided, further, however, that either:

(a)           the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)           if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 4.04.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)           (1) the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a) or (2) the Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries would be no less than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)           no Event of Default shall have occurred and be continuing.

Any such designation by the Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)           direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)           obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

SECTION 1.02             Other Definitions.

Term	Section
$1.03(j)
Affiliate Transaction	4.07(a)
Agent Members	Appendix
AHYDOs	3.09(b)
Asset Sale Offer	4.06(b)(ii)
Calculation Agent	2.04(a)
Change of Control Offer	4.08(b)
covenant defeasance option	8.01(b)
Covenant Suspension Event	4.15
Deemed Date	4.03(c)(3)
Definitive Note	Appendix
Depository	Appendix
Event of Default	6.01
Excess Proceeds	4.06(b)(ii)
FATCA Withholding Tax	13.19
Global Notes	Appendix
Global Notes Legend	Appendix
Guaranteed Obligations	12.01(a)
IAI	Appendix
Increased Amount	4.12(c)

Term	Section
Initial Notes	Preamble
legal defeasance option	8.01(b)
Noteholder FATCA Information	13.19
Noteholder Tax Information	13.19
Notes	Preamble
Notes Custodian	Appendix
Notice of Default	6.01(k)
Offer Period	4.06(d)
Paying Agent	2.04(a)
Permitted Jurisdictions	5.01(a)(vi)
PIK Payment	2.01(3)
protected purchaser	2.08
QIB	Appendix
Refinancing Indebtedness	4.03(b)(xv)
Refunding Capital Stock	4.04(b)(ii)
Registrar	2.04(a)
Regulation S	Appendix
Regulation S Notes	Appendix
Reporting Entity	4.02(b)
Restricted Notes Legend	Appendix
Restricted Payments	4.04(a)(iv)
Retired Capital Stock	4.04(b)(ii)
Reversion Date	4.15
Rule 144A	Appendix
Rule 501	Appendix
Second Commitment	4.06(b)(ii)
Special Mandatory Redemption	3.09(b)
Special Mandatory Redemption Date	3.09(b)
Successor Company	5.01(a)(i)
Successor Subsidiary Guarantor	5.01(b)(i)
Suspended Covenants	4.15
the “Trustee	Preamble
Transfer Restricted Definitive Notes	Appendix
Transfer Restricted Global Notes	Appendix
Transfer Restricted Notes	Appendix
U.S. dollars	1.03(j)
Unrestricted Definitive Notes	Appendix
Unrestricted Global Notes	Appendix

SECTION 1.03             Rules of Construction. Unless the context otherwise requires:

(a)           a term has the meaning assigned to it;

(b)           an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c)           “or” is not exclusive;

(d)           “including” means including without limitation;

(e)           words in the singular include the plural and words in the plural include the singular;

(f)            unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Indebtedness merely by virtue of its nature as unsecured Indebtedness;

(g)           the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with IFRS;

(h)           the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(i)            unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with IFRS;

(j)            “$” and “U.S. dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts;

(k)           for all purposes of this Indenture, references to Notes include any PIK Notes; and

(l)            for all purposes of this Indenture, references to “principal amount” of the Notes includes any increase in the principal amount thereof (including PIK Notes) as a result of the payment of PIK Interest.

ARTICLE II

THE NOTES

SECTION 2.01          Amount of Notes. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture on the Issue Date is $175,000,000.

The Issuer may from time to time after the Issue Date issue Additional Notes under this Indenture in an unlimited principal amount, so long as (i) the Incurrence of the Indebtedness represented by such Additional Notes is at such time permitted by Section 4.03 and the Liens with respect thereto are permitted by Section 4.12 and (ii) such Additional Notes are issued in compliance with the other applicable provisions of this Indenture. With respect to any Additional Notes issued after the Issue Date (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 2.07,

2.08, 2.09, 3.08, 4.06(e), 4.08(c) or Appendix A), there shall be (a) established in or pursuant to a resolution of the Board of Directors of the Issuer and (b) (i) set forth or determined in the manner provided in an Officer’s Certificate or (ii) established in one or more indentures supplemental hereto, prior to the issuance of such Additional Notes:

(1)           the aggregate principal amount of such Additional Notes which may be authenticated and delivered under this Indenture;

(2)           the issue price and issuance date of such Additional Notes, including the date from which interest on such Additional Notes shall accrue; and

(3)           if applicable, that such Additional Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositaries for such Global Notes, the form of any legend or legends which shall be borne by such Global Notes in addition to or in lieu of those set forth in Exhibit A hereto and any circumstances in addition to or in lieu of those set forth in Section 2.2 of Appendix A in which any such Global Note may be exchanged in whole or in part for Additional Notes registered, or any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the depositary for such Global Note or a nominee thereof.

If any of the terms of any Additional Notes are established by action taken pursuant to a resolution of the Board of Directors of the Issuer, a copy of an appropriate record of such action shall be certified by the Secretary or any Assistant Secretary of the Issuer and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate or an indenture supplemental hereto setting forth the terms of the Additional Notes.

In connection with the payment of PIK Interest, the Issuer may, without the consent of the holders (and without regard to any restrictions or limitations set forth in Section 4.03 hereof), increase the outstanding principal amount of the Notes or issue PIK Notes (in each case, a “PIK Payment”).

The Initial Notes, any PIK Notes and any Additional Notes may, at the Issuer’s option, be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number, if applicable.

SECTION 2.02             Form and Dating. Provisions relating to the Initial Notes are set forth in Appendix A, which is hereby incorporated in and expressly made a part of this Indenture. The (i) Initial Notes and the Trustee’s certificate of authentication and (ii) any PIK Notes or Additional Notes and the Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuer or any Subsidiary Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Issuer). Each Note shall be dated the date of its authentication. The Notes shall be issuable only in registered form without interest coupons and in denominations of $2,000 and any integral multiples of $1,000 in excess thereof, provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by the Depository in denominations of less than $2,000; provided, further, that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00, and any increase in the principal amount of Notes as a result of a PIK Payment which may be in integral multiples of $1.00.

On any Interest Payment Date on which the Issuer pays PIK Interest with respect to a Global Note, the Trustee, or the Registrar at the direction of the Trustee, in each case, upon receipt of an Officer’s Certificate setting forth the amount by which such Global Note shall be increased as a result of the payment of such PIK Interest, shall increase the principal amount of such Global Note by an amount equal to the PIK Interest payable, rounded up to the nearest $1.00, for the relevant Interest Period on the principal amount of such Global Note as of the relevant Record Date for such Interest Payment Date, to the credit of the holders on such Record Date, pro rata to the extent practicable, or by such other method that the Depository deems appropriate, in accordance with their interests, and an adjustment shall be made on the books and records of the Trustee with respect to such Global Note to reflect such increase. On any Interest Payment Date on which the Issuer pays PIK Interest by issuing certificated PIK Notes, the principal amount of any such PIK Notes issued to any holder, for the relevant Interest Period as of the relevant Record Date for such Interest Payment Date, shall be rounded up to the nearest $1.00.

SECTION 2.03             Execution and Authentication. The Trustee shall, upon receipt of an Opinion of Counsel, authenticate and make available for delivery upon a written order of the Issuer (in the form of an Officer’s Certificate complying with the requirements of Section 13.04 and 13.05 herein) Issuer signed by one Officer of the Issuer (a) Initial Notes for original issue on the date hereof in an aggregate principal amount of $175,000,000, (b) in connection with any PIK Payment, PIK Notes (or increase in the principal amount of any Global Note as a result of a PIK Payment) in an aggregate principal amount to be determined at the time of issuance and specified therein for such PIK Notes (or increases in the principal amount of any Global Notes in connection with a PIK Payment) and (c) subject to the terms of this Indenture, Additional Notes in an aggregate principal amount to be determined at the time of issuance and specified therein. Such order shall specify the amount of separate Note certificates to be authenticated, the principal amount of each of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, whether the Notes are to be Initial Notes, PIK Notes or Additional Notes, the registered holder of each of the Notes and delivery instructions. Notwithstanding anything to the contrary in this Indenture or Appendix A, any issuance of Additional Notes after the Issue Date shall be in a principal amount of at least $2,000 and integral multiples of $1,000 in excess thereof; provided, further, that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00, and any increase in the principal amount of Notes as a result of a PIK Payment which may be in integral multiples of $1.00.

One Officer of the Issuer shall sign the Notes for the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuer to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuer. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

SECTION 2.04             Registrar, Paying Agent and Calculation Agent.

(a)           The Issuer shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where Notes may be presented for payment (the “Paying Agent”). In addition, there shall be a Calculation Agent for the Notes (the “Calculation Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may have one or more co- registrars and one or more additional paying agents. The term “Registrar” includes any co- registrars. The term “Paying Agent” includes the Paying Agent and any additional paying agents. The Issuer initially appoints the Trustee as Registrar, Paying Agent, Calculation Agent and the Notes Custodian with respect to the Global Notes.

(b)           The Issuer may enter into an appropriate agency agreement with any Registrar, Calculation Agent or Paying Agent not a party to this Indenture, which shall incorporate the terms of the TIA. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee in writing of the name and address of any such agent. If the Issuer fails to maintain a Registrar, Calculation Agent or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Issuer or any of their domestically organized Subsidiaries may act as Paying Agent, Registrar or Calculation Agent.

(c)           The Issuer may remove any Registrar, Calculation Agent or Paying Agent upon five Business Days’ prior written notice to such Registrar, Calculation Agent or Paying Agent and to the Trustee; provided, however, that no such removal shall become effective until (i) if applicable, acceptance of an appointment by a successor Registrar, Calculation Agent or Paying Agent, as the case may be, as evidenced by an appropriate agreement entered into by the Issuer and such successor Registrar, Calculation Agent or Paying Agent, as the case may be, and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as Registrar, Calculation Agent or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Registrar, Calculation Agent or Paying Agent may resign at any time upon written notice to the Issuer and the Trustee; provided, however, that the Trustee may resign as

Paying Agent, Calculation Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section 7.08.

SECTION 2.05             Paying Agent to Hold Money in Trust. Prior to or on each due date of the principal of and interest on any Note, the Issuer shall deposit with each Paying Agent (or if the Issuer or a Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and Cash Interest when so becoming due. The Issuer shall require each Paying Agent (other than the Trustee) to agree in writing that a Paying Agent shall hold in trust for the benefit of holders or the Trustee all money held by a Paying Agent for the payment of principal of and interest on the Notes, and shall notify the Trustee in writing of any default by the Issuer in making any such payment. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section 2.05, a Paying Agent shall have no further liability for the money delivered to the Trustee.

SECTION 2.06             Holder Lists. The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders. If the Trustee is not the Registrar, the Issuer shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders.

SECTION 2.07             Transfer and Exchange. The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A. When a Note is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer as requested if its requirements therefor are met. When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Notes at the Registrar’s request. The Issuer may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section. The Issuer shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes selected for redemption (except, in the case of Notes to be redeemed in part pursuant to Section 3.09, the portion thereof not to be redeemed) or of any Notes for a period of 15 days before a selection of Notes to be redeemed.

Prior to the due presentation for registration of transfer of any Note, the Issuer, the Subsidiary Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuer, the Subsidiary Guarantors, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by (a) the holder of such Global Note (or its agent) or (b) any holder of a beneficial interest in such Global Note, and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

None of the Trustee, Registrar or Paying Agent shall have any responsibility for any actions taken or not taken by the Depository.

SECTION 2.08          Replacement Notes. If a mutilated Note is surrendered to the Registrar or if the holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the holder (a) satisfies any requirement of the Issuer and the Trustee within a reasonable time after such holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (b) makes such request to the Issuer and the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (c) satisfies any other reasonable requirements of the Issuer and the Trustee. If required by the Trustee or the Issuer, such holder shall furnish an indemnity bond sufficient in the judgment of the Trustee, with respect to the Trustee, and the Issuer, with respect to the Issuer, to protect the Issuer, the Trustee, the Paying Agent and the Registrar, as applicable, from any loss or liability that any of them may suffer if a Note is replaced and subsequently presented or claimed for payment. The Issuer and the Trustee may charge the holder for their expenses in replacing a Note (including, without limitation, attorneys’ fees and disbursements in replacing such Note). In the event any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Issuer in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of the Issuer.

The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

SECTION 2.09          Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.09 as not outstanding. A Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced pursuant to Section 2.08 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Note is held by a protected purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and no Paying Agent is prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10          Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation (accompanied by a written direction). The Registrar and each Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in accordance with its customary procedures. The Issuer may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

SECTION 2.11          Defaulted Interest. If the Issuer defaults in a payment on the Notes, the Issuer shall pay (i) first, interest on overdue principal at the rate of interest then borne by the Notes, (ii) second, interest on overdue interest at the rate of interest then borne by the Notes and (iii) to the extent lawful, interest on such defaulted interest at the rate of interest then borne by the Notes, in each case, in cash. The Issuer may pay the defaulted interest to the Persons who are holders on a subsequent special record date. The Issuer shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly deliver or cause to be delivered to each affected holder (with a copy to the Trustee) a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.12          CUSIP Numbers, ISINs, Etc. The Issuer in issuing the Notes may use CUSIP numbers, ISINs and “Common Code” numbers (if then generally in use), and the Trustee shall use any such CUSIP numbers, ISINs and “Common Code” numbers in notices of redemption as a convenience to holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers as printed on the Notes or as contained in any notice of redemption, that reliance may be placed only on the other identification numbers printed on the Notes and that any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall advise the Trustee in writing of any change in any such CUSIP numbers, ISINs and “Common Code” numbers.

SECTION 2.13          Calculation of Principal Amount of Notes. The aggregate principal amount of the Notes, at any date of determination, shall be the principal amount of the Notes (including any PIK Notes issued in respect thereof and any increase in principal amount thereof as a result of the payment of PIK Interest) at such date of determination. With respect to any matter requiring consent, waiver, approval or other action of the holders of a specified percentage of the principal amount of all the Notes, such percentage shall be calculated, on the relevant date of determination, by dividing (a) the principal amount, as of such date of determination, of Notes, the holders of which have so consented, by (b) the aggregate principal amount, as of such date of determination, of the Notes then outstanding, in each case, as determined in accordance with the preceding sentence and Section 2.09 of this Indenture. The Trustee shall have no liability or responsibility for any calculation made hereunder or in connection herewith or for any information used in any such calculation.

ARTICLE III

REDEMPTION

SECTION 3.01          Redemption. The Notes may be redeemed, in whole but not in part, subject to the conditions and at the redemption prices set forth in paragraph 5 of the form of Note set forth in Exhibit A hereto, which is hereby incorporated by reference and made a part of this Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

SECTION 3.02          Applicability of Article. Redemption of Notes at the election of the Issuer or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article III.

SECTION 3.03          Notices to Trustee. If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of paragraph 5 of the Note or is required to redeem the Notes pursuant to the mandatory redemption provisions of Section 3.09, the Issuer shall deliver to the Trustee an Officer’s Certificate executed by each of them that states (i) the Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed, (iv) the redemption price and (v) whether such redemption is revocable. The Issuer shall give notice to the Trustee provided for in this paragraph, at least 30 days but not more than 60 days before a redemption date (and prior to 12:00 noon, New York City time, no less than 3 Business Days prior to delivering a notice of redemption to holders) if the redemption is a redemption pursuant to paragraph 5 of the Note; provided, however, that such notice may be provided at any time on the applicable redemption date if such redemption date occurs on or prior to the date that is three Business Days after the Issue Date. The Issuer may also include a request in such Officer’s Certificate that the Trustee give the notice of redemption in the Issuer’s name and at its expense (and select the Notes to be redeemed in the case of a partial redemption) and setting forth the information to be stated in such notice as provided in, and if required by, Section 3.05. Any such notice may be canceled if written notice from the Issuer of such cancellation is actually received by the Trustee prior to notice of such redemption being delivered to any holder or otherwise delivered in accordance with the applicable procedures of the Depository and shall thereby be void and of no effect. The

Issuer shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 3.04.

SECTION 3.04          Selection of Notes to Be Redeemed. In the case of any partial redemption pursuant to Section 3.09, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed (and the Issuer shall notify the Trustee in writing of any such listing), or if the Notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and, in each case, in such manner that complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be redeemed in part, or if a PIK Payment has occurred, no Notes of $1.00 or less shall be redeemed in part. The Trustee shall make the selection from outstanding Notes not previously called for redemption. The Trustee may select for redemption portions of the principal of Notes that have denominations larger than $2,000, or if a PIK Payment has occurred, have denominations larger than $1.00. Notes and portions of them the Trustee selects shall be in amounts of $2,000 or integral multiples of $1,000 in excess thereof, or if a PIK Payment has occurred, in amounts of $1.00 or integral multiples of $1.00 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. Upon selection, the Trustee shall notify the Issuer promptly of the Notes or portions of Notes to be redeemed.

SECTION 3.05          Notice of Optional Redemption.

(a)           At least 30 but not more than 60 days before a redemption date pursuant to paragraph 5 of the Note or Section 3.09, the Issuer shall mail or cause to be mailed by first-class mail at its registered address, or otherwise deliver in accordance with the procedures of the Depository, a notice of redemption to each holder whose Notes are to be redeemed (with a copy to the Trustee), except that redemption notices may be mailed or otherwise delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article VIII; provided, however, that the requirements of this Section 3.05(a) shall not apply to a redemption pursuant to paragraph 5 of the Note if such redemption date occurs on or prior to the date that is three Business Days after the Issue Date, which redemption shall only be subject to the notice provisions set forth in Section 3.03.

Any such notice shall identify the Notes to be redeemed and shall state:

(i)            the redemption date;

(ii)           the redemption price and the amount of accrued interest to the redemption date;

(iii)          the name and address of the Paying Agent;

(iv)          that Notes called for redemption must be surrendered to the Trustee or Paying Agent to collect the redemption price, plus accrued and unpaid interest, if any;

(v)           [reserved];

(vi)          that, unless the Issuer defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(vii)         the CUSIP number, ISIN and/or “Common Code” number, if any, printed on the Notes being redeemed;

(viii)        that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN and/or “Common Code” number, if any, listed in such notice or printed on the Notes;

(ix)          if the redemption is subject to the satisfaction of one or more conditions precedent, the notice thereof shall describe each such condition and, if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed; and

(x)           at the Issuer’s option, that the payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof. In addition, any redemption or notice thereof may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event. For the avoidance of doubt, if any redemption date shall be delayed as contemplated by this Section 3.05 and the terms of the applicable notice of redemption, such redemption date as so delayed may occur at any time after the original redemption date set forth in the applicable notice of redemption and after the satisfaction of any applicable conditions precedent, including, without limitation, on a date that is less than 30 days after the original redemption date or more than 60 days after the date of the applicable notice of redemption. To the extent that the redemption date will occur on a date other than the original redemption date set forth in the applicable notice of redemption, the Issuer shall notify the holders and the Trustee of the final redemption date prior to such date; provided that the failure to give such notice, or any defect therein, shall not impair or affect the validity of any redemption under this Article III.

(b)           At the Issuer’s request, the Trustee shall deliver the notice of redemption in the Issuer’s name and at the Issuer’s expense subject to the terms of Section 3.03 hereof. In such event, the Issuer shall notify the Trustee of such request no later than 12:00 noon, New York City time, at least three Business Days (or such shorter period as is acceptable to the Trustee) prior to the date such notice is to be provided to holders.

SECTION 3.06          Effect of Notice of Redemption. Once notice of redemption is mailed or otherwise delivered in accordance with Section 3.05, Notes called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, except as provided in the final paragraph of paragraph 5 of the Notes or Section 3.05(a). Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price stated in the notice, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; provided, however, that if the redemption date is after a regular Record Date and on or prior to the next Interest Payment Date, the accrued interest shall be payable to the holder of the redeemed Notes registered on the relevant Record Date. Failure to give notice or any defect in the notice to any holder shall not affect the validity of the notice to any other holder.

SECTION 3.07          Deposit of Redemption Price. With respect to the redemption of Notes other than pursuant to the [DLLC2] Notes Redemption, prior to 11:00 a.m., New York City time, on the redemption date, the Issuer shall deposit with the Paying Agent (or, if the Issuer or a Subsidiary of Issuer is the Paying Agent, shall segregate and hold in trust) money in immediately available funds sufficient to pay the redemption price of and accrued and unpaid interest, if any, on all Notes or portions thereof to be redeemed on that date other than Notes or portions of Notes called for redemption that have been delivered by the Issuer to the Trustee for cancellation. On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption so long as (i) in the case of Notes called for redemption other than pursuant to the [DLLC2] Notes Redemption, the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest, if any, on, the Notes or portions thereof to be redeemed, unless the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture and (ii) in the case of Notes called for redemption pursuant to the [DLLC2] Notes Redemption, the Issuer has delivered to the Trustee, for delivery to the holders, a corresponding aggregate principal amount of [DLLC2] Notes.

SECTION 3.08          Notes Redeemed in Part. If any Note is to be redeemed in part only pursuant to Section 3.09, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. Upon surrender and cancellation of a Note that is redeemed in part, the Issuer shall execute and upon the written order of the Issuer the Trustee shall authenticate for the holder (at the Issuer’s expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered and cancelled.

SECTION 3.09          Mandatory Redemption.

(a)            Except as set forth in Section 3.09(b), the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(b)           If the Issuer determines that the Notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Code, and as a result the Issuer would otherwise be subject to limitations on their deduction of interest in respect of the Notes pursuant to Section 163(e)(5) of the Code, then on the last day of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Issuer shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the Notes, without premium or penalty, in an amount necessary to ensure that the Notes will not be treated as AHYDOs within the meaning of Section 163(i)(1) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable Notes outstanding at such time (and shall be treated by the Issuer and the holders of the Notes first as a payment of accrued interest (original issue discount) on such Note for federal income tax purposes). The holders of the Notes and the Issuer intend that the Special Mandatory Redemptions be sufficient to prevent each Note from being treated as an AHYDO within the meaning of Section 163(i)(1) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the Indenture will alter the Issuer’s obligation to make the Special Mandatory Redemption with respect to any Notes that remain outstanding on each Special Mandatory Redemption Date.

(c)           Any redemption of the Notes pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.02 through 3.08. In the case of any Special Mandatory Redemption, the Issuer shall send notice of such redemption to the Trustee 60 days before the redemption date (and no less than 3 Business Days prior to the date for delivery of notice to the holders), which notice shall specify the amount of the Special Mandatory Redemption. The determination of when a Special Mandatory Redemption is required is the Issuer and the Trustee shall not be responsible for any such determination.

ARTICLE IV COVENANTS

SECTION 4.01          Payment of Notes. The Issuer shall promptly pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. An installment of principal of or interest shall be considered paid on the date due if by 10:00 a.m., New York City time, on such date the Trustee or the Paying Agent holds as of 10:00 a.m., New York City time, money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture. PIK Interest shall be considered paid on the date due if by 10:00 am, New York City time, on such date the Trustee has received (i) a written order, pursuant to Section 2.03, from the Issuer signed by an Officer of the Issuer to increase the balance of any Global Note to reflect such PIK Interest or (ii) PIK Notes duly executed by the Issuer together with a written order, pursuant to Section 2.03, of the Issuer signed by an Officer of each of the Issuer requesting the authentication of such PIK Notes by the Trustee.

The Issuer shall pay interest on overdue principal at the rate specified therefor in the Notes, and it shall pay interest on overdue installments of interest at the same rate borne by the Notes to the extent lawful.

SECTION 4.02             Reports and Other Information.

(a)           For so long as any Notes are outstanding, the Issuer shall furnish to the Trustee a copy of all of the information and reports referred to below:

(i)            within 105 days after the end of each fiscal year (provided, for the fiscal year prior to or during which the Arrangement is consummated, within 120 days after the end of such fiscal year), annual reports of the Reporting Entity for such fiscal year containing the information that would have been required to be contained in an annual report on Form 10-K (or any successor or comparable form) if the Reporting Entity had been a reporting company under the Exchange Act, except to the extent permitted to be excluded by the SEC or by IFRS;

(ii)           within 60 days after the end of each of the first three fiscal quarters of each fiscal year (provided, for the fiscal quarters prior to or during which the Arrangement is consummated, within 90 days after the end of such fiscal quarters), quarterly reports of the Reporting Entity for such fiscal quarter containing the information that would have been required to be contained in a quarterly report on Form 10-Q (or any successor or comparable form) if the Reporting Entity had been a reporting company under the Exchange Act, except to the extent permitted to be excluded by the SEC or by IFRS; and

(iii)          within 15 days after the time period specified in the SEC’s rules and regulations for filing current reports on Form 8-K, current reports of the Reporting Entity containing substantially all of the information that would be required to be filed in a current report on Form 8-K under the Exchange Act on the Issue Date pursuant to Sections 1, 2 and 4, Items 5.01, 5.02(a), (b) and (c) and Item 9.01(a) and (b) (only to the extent relating to any of the foregoing) of Form 8-K if the Reporting Entity had been a reporting company under the Exchange Act; provided, however, that no such current reports (or Items thereof or all or a portion of the financial statements that would have otherwise been required thereby) will be required to be delivered (or included) if the Issuer determines in its good faith judgment that such event (or information) is not material to holders or the business, assets, operations, financial position or prospects of the Issuer and its Restricted Subsidiaries, taken as a whole.

In addition to providing such information and reports to the Trustee, the Issuer shall make available to the holders, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts the information required to be provided pursuant to the foregoing clauses (i), (ii) and (iii), by posting such information to its website (or the website of any of the Issuer’s parent companies, including the Reporting Entity) or on IntraLinks or any comparable online data system or website. If at any time the Issuer or any direct or indirect parent of the Issuer has made a good faith determination to file a registration statement with the SEC with respect to an initial public offering of such entity’s Capital Stock, the Issuer will not be required to disclose any information about such initial public offering or take any other actions with respect to such initial public offering that, in the good faith view of the Issuer, would violate the securities laws or the SEC’s “gun jumping” rules or otherwise have an adverse effect on such initial public offering.

Notwithstanding the foregoing, (A) neither the Issuer nor any Reporting Entity will be required to furnish any information, certificates or reports that would otherwise be required by (i) Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 or 308 of Regulation S-K or (ii) Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-generally accepted accounting principles financial measures contained therein, (B) such reports will not be required to contain financial information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or include any exhibits or certifications required by Form 10-K, Form 10-Q or Form 8-K (or any successor or comparable forms) or related rules under Regulation S-K and (C) such reports shall not be required to present compensation or beneficial ownership information and such reports may be presented in accordance with IFRS prior to an Accounting Conversion Date.

(b)           The financial statements, information and other documents required to be provided as described in this Section 4.02 may be those of (i) the Issuer or (ii) any direct or indirect parent of the Issuer (any such entity described in clause (i) or (ii), a “Reporting Entity”), so long as in the case of clause (ii) either (1) such direct or indirect parent of the Issuer shall not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any material business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management of, the Issuer or (2) if otherwise, the financial information so delivered shall be accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and the Restricted Subsidiaries on a standalone basis, on the other hand.

(c)           The Issuer will make such information and reports available to prospective investors upon request. The Issuer shall, for so long as any Notes remain outstanding during any period when neither it nor another Reporting Entity is subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(d)           Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports and information referred to in this Section 4.02 to the Trustee, the holders, prospective investors, market makers, securities analysts and the Trustee for all purposes of this Indenture if the Issuer or another Reporting Entity has filed (i) such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available or (ii) analogous reports pursuant to Canadian Securities Legislation on the Canadian Securities Administrators’ SEDAR website (or successor system) and such reports are publicly available. In addition, the requirements of this Section 4.02 shall be deemed satisfied and the Issuer will be deemed to have delivered such reports and information referred to this Section 4.02 to the Trustee, holders, prospective investors, market makers and securities analysts for all purposes of this Indenture by the posting of reports and information that would be required to be provided on the Issuer’s website (or that of any of the Issuer’s parent companies, including the Reporting Entity).

(e)           The Issuer will also hold quarterly conference calls, beginning with the first full fiscal quarter ending after the Issue Date, for all holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts to discuss such financial information no later than ten Business Days after the distribution of such information required by clauses (i) or (ii) of Section 4.02(a) and, prior to the date of each such conference call, will announce the time and date of such conference call and either include all information necessary to access the call or inform holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts how they can obtain such information, including, without limitation, the applicable password or login information (if applicable).

(f)            Delivery of such reports, information and documents to the Trustee pursuant to this Section 4.02 is for informational purposes only and the Trustee’s receipt thereof shall not constitute actual or constructive notice of any information contained therein, including the Issuer’s compliance with any covenant (as to which the Trustee is entitled to conclusively rely on Officer’s Certificates). The Trustee shall have no liability or responsibility for the content, filing or timeliness of any report delivered or filed under or in connection with this Indenture or the transactions contemplated hereunder.

SECTION 4.03          Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)           (i) The Issuer shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and (ii) the Issuer shall not permit any of the Restricted Subsidiaries (other than a Subsidiary Guarantor) to issue any shares of Preferred Stock; provided, however, that the Issuer and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary of the Issuer that is not a Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that any Restricted Subsidiary that is not a Subsidiary Guarantor may not Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock in excess of a principal amount or liquidation preference at the time of Incurrence, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and Incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this Section 4.03(a), together with any Refinancing Indebtedness thereof pursuant to Section 4.03(b)(xv), equal to, after giving pro forma effect to such Incurrence (including pro forma effect to the application of the net proceeds therefrom), the greater of $50.0 million and [      ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock of Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount).

(b)                                 The limitations set forth in Section 4.03(a) shall not apply to:

(i)                                    the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness (including under any First Lien Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder) up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed an amount equal to the sum of (x) $415.0 million plus (y) an additional aggregate principal amount of Consolidated Total Indebtedness that at the time of Incurrence does not cause the Senior Secured Leverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, determined on a pro forma basis, to exceed 4.60 to 1.00;

(ii)                                 the Incurrence by the Issuer and the Subsidiary Guarantors of Indebtedness, including Indebtedness represented by the Notes (including any PIK Notes issued as interest or increases in principal amount as a result of a PIK Payment from time to time and any guarantees thereof, but not including any Additional Notes) and the Subsidiary Guarantees, up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed $175 million (plus any PIK Notes issued as interest or increases in principal amount as a result of a PIK Payment from time to time and any guarantees thereof);

(iii)                              Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (i) and (ii) of this Section 4.03(b));

(iv)                             Indebtedness (including Capitalized Lease Obligations) Incurred by the Issuer or any Restricted Subsidiary, Disqualified Stock issued by the Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and Incurred pursuant to this clause (iv), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) below, does not exceed the greater of $50.0 million and [     ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock of Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(v)                                Indebtedness Incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi)                              Indebtedness arising from agreements of the Issuer or any Restricted Subsidiary providing for indemnification, adjustment of acquisition or purchase price or similar obligations (including earn-outs), in each case, Incurred or assumed in connection with the Transactions, any Investments or any acquisition or disposition of any business, assets or a Subsidiary not prohibited by this Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii)                           Indebtedness of the Issuer to a Restricted Subsidiary (including under the Intercompany Credit Agreement); provided that (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the obligations of the Issuer under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (vii);

(viii)                        shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (viii);

(ix)                              Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries), such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the

Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (ix);

(x)                                 Hedging Obligations that are not incurred for speculative purposes;

(xi)                              obligations (including reimbursement obligations with respect to letters of credit, bank guarantees, warehouse receipts and similar instruments) in respect of performance, bid, appeal and surety bonds, completion guarantees and similar obligations provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(xii)                           Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (xii), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) below, does not exceed the greater of $50.0 million and [      ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock of Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xiii)                        Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference at any time outstanding, together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, not greater than an amount equal to 200.0% of the amount of net cash proceeds received by the Issuer and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (which proceeds are contributed to the Issuer or any of the Restricted Subsidiaries) or cash contributed to the capital of the Issuer (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, the Issuer or Subsidiary) to the extent such net cash proceeds or cash have not been applied to increase the calculation of the Cumulative Credit pursuant to clauses (2) or (3) of the definition thereof or applied to make Restricted Payments specified in Sections 4.04(b)(ii) or (ix) or to make Permitted Investments specified in clause (12) of the definition thereof (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xiv)                       any guarantee by the Issuer or any Restricted Subsidiary of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness or other obligations by the Issuer or such Restricted Subsidiary is permitted under the terms of this Indenture; provided that

(A) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee of the Issuer or such Restricted Subsidiary, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Subsidiary Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Subsidiary Guarantee, as applicable and (B) if such guarantee is of Indebtedness of the Issuer, such guarantee is Incurred in accordance with, or not in contravention of, Section 4.11 solely to the extent Section 4.11 is applicable;

(xv)                          the Incurrence by the Issuer or any of the Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under Section 4.03(a) and clauses (i), (ii), (iii), (iv), (xii), (xiii), (xv), (xvi), (xx) and (xxiii) of this Section 4.03(b) up to the outstanding principal amount (or, if applicable, the liquidation preference face amount, or the like) or, if greater, committed amount (only to the extent the committed amount could have been Incurred on the date of initial Incurrence and was deemed Incurred at such time for the purposes of this Section 4.03 in accordance with Section 4.03(c)(3)) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued pursuant to Section 4.03(a) or clauses (i), (ii), (iii), (iv), (xii), (xiii), (xv), (xvi), (xx) and (xxiii) of this Section 4.03(b), or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, plus any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), accrued and unpaid interest, expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)                                 has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date (provided that this subclause (1) will not apply to any refunding or refinancing of any Secured Indebtedness constituting First Priority Lien Obligations);

(2)                                 to the extent such Refinancing Indebtedness refinances (a) Indebtedness subordinated in right of payment to the Notes or a Subsidiary Guarantee, as applicable, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(3)                                 shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Issuer or a Subsidiary

Guarantor, or (y) Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(xvi)                       Indebtedness, Disqualified Stock or Preferred Stock of (A) the Issuer or any Restricted Subsidiary Incurred to finance an acquisition or (B) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the Issuer or any Restricted Subsidiary in accordance with the terms of this Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)                                 the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2)                                 the Fixed Charge Coverage Ratio of the Issuer would be no less than immediately prior to such acquisition or merger, consolidation or amalgamation;

provided further that the aggregate principal amount of Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors Incurred under this clause (xvi) (solely if Incurred in contemplation of such acquisition or merger, consolidation or amalgamation) and outstanding at the time of Incurrence, together with any Refinancing Indebtedness in respect thereof Incurred under clause (xv) hereof, shall not exceed the greater of $50.0 million and [       ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xvii)                    Indebtedness in connection with Permitted Securitization Financings;

(xviii)                 Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xix)                       Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to pursuant to Bank Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit;

(xx)                          Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xx), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xx), together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, does not exceed the greater of $50.0 million and [       ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xxi)                        Indebtedness of the Issuer or any Restricted Subsidiary consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xxii)                     Indebtedness consisting of Indebtedness issued by the Issuer or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent of the Issuer to the extent permitted by Section 4.04(b)(iv);

(xxiii)                  Indebtedness of, Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of the Issuer and any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xxiii), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xxiii) at the time of Incurrence, together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, does not exceed the greater of $50.0 million and [      ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xxiv)                 guarantees by the Issuer and its Restricted Subsidiaries of Indebtedness under customer financing lines of credit entered into in the ordinary course of business;

(xxv)                    Indebtedness in respect of Obligations of the Issuer or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or any Hedging Obligations;

(xxvi)                      Indebtedness of the Issuer or any Restricted Subsidiary to or on behalf of any joint venture (regardless of the form of legal entity) that is not a Restricted Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Issuer and its Restricted Subsidiaries; and

(xxvii)              Indebtedness of the Issuer or any Restricted Subsidiary in respect of letter of credit or bank guarantee facilities, which when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xxvii) does not exceed $10.0 million.

(c)                                  For purposes of determining compliance with this Section 4.03:

(1)               in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xxvii) of Section 4.03(b) above or is entitled to be Incurred or issued pursuant to Section 4.03(a), then the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this Section 4.03;

(2)               at the time of Incurrence, classification or reclassification, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the categories of Indebtedness described in Section 4.03(a) or clauses (i) through (xxvii) of Section 4.03(b) (or any portion thereof) without giving pro forma effect to the Indebtedness Incurred, classified or reclassified pursuant to any other clause or paragraph of Section 4.03 (or any portion thereof) when calculating the amount of Indebtedness that may be Incurred, classified or reclassified pursuant to any such clause or paragraph (or any portion thereof) at such time; and

(3)               in connection with (x) the Incurrence or issuance, as applicable, of revolving loan Indebtedness under this Section 4.03 or (y) any commitment to Incur or issue Indebtedness, Disqualified Stock or Preferred Stock under this Section 4.03 and the granting of any Lien to secure such Indebtedness, the Issuer or the applicable Restricted Subsidiary may designate such Incurrence or issuance and the granting of any Lien therefor as having occurred on the date of first Incurrence of such revolving loan Indebtedness or commitment (such date, the “Deemed Date”), and any related subsequent actual Incurrence or issuance or granting of such Lien will be deemed for all purposes under this Indenture to have been Incurred or issued or granted on such Deemed Date, including, without limitation, for purposes of calculating the Fixed Charge Coverage Ratio, usage of any baskets hereunder (if applicable), the Senior Secured Leverage Ratio, the Secured Leverage Ratio and EBITDA (and all such calculations on and after the Deemed Date until the termination or funding of such commitment shall be made on a pro forma basis giving effect to the deemed Incurrence or issuance, the granting of any Lien therefor and related transactions in connection therewith).

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness (including any PIK Notes or increase in the principal amount of the Notes as a result of a PIK Payment), Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount or deferred financing costs, the accretion of original issue discount or deferred financing costs or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of Indebtedness will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Section 4.03. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 4.03.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt. However, if the Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced.

Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of the refinancing.

SECTION 4.04                                      Limitation on Restricted Payments.

(a)                                 The Issuer shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly:

(i)                                    declare or pay any dividend or make any distribution on account of any of the Issuer’s or any of the Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii)                                 purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(iii)                              make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (vii) and (ix) of Section 4.03(b)); or

(iv)                             make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)                                 no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)                                 immediately after giving effect to such transaction on a pro forma basis, the Issuer could Incur $1.00 of additional Indebtedness under Section 4.03(a); and

(3)                                 such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (vi)(C), (viii) and (xiii)(B) of Section 4.04(b), but excluding all other Restricted Payments permitted by Section 4.04(b)), is less than the amount equal to the Cumulative Credit.

(b)                                 The provisions of Section 4.04(a) shall not prohibit:

(i)                                    the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of notice thereof, as applicable, if at the date of declaration or the giving notice of such redemption, as applicable, such payment would have complied with the provisions of this Indenture;

(ii)                                 (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer) (collectively, including any such contributions, “Refunding Capital Stock”),

(B)                              the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of Refunding Capital Stock, and

(C)                               if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi) of this Section 4.04(b) and not made pursuant to clause (ii)(B), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(iii)                               the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as:

(A)                               the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(B)                               such Indebtedness is subordinated to the Notes or the related Subsidiary Guarantee of such Subsidiary Guarantor, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C)                               such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any Notes then outstanding, and

(D)                               such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(iv)                              a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director, officer or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (iv) do not exceed, $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering of Capital Stock of the Issuer or any direct or indirect parent of the Issuer), with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum of $40.0 million in any calendar year (which shall increase to $80.0 million subsequent to the consummation of an underwritten public Equity Offering of Capital Stock of the Issuer or any direct or indirect parent of the Issuer); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A)                               the cash proceeds received by the Issuer or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to employees, directors, officers or consultants of the Issuer and the Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under Section 4.04(a)(iii)), plus

(B)                               the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Restricted Subsidiaries after the Issue Date;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year; and provided, further, that cancellation of Indebtedness owed to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer, any Restricted Subsidiary or the direct or indirect parents of the Issuer in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this Section 4.04 or any other provision of this Indenture;

(v)                                 the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary issued or incurred in accordance with Section 4.03;

(vi)                              (A) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(B)                               a Restricted Payment to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock)

of any direct or indirect parent of the Issuer issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (B) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(C)                               the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to Section 4.04(b)(ii);

provided, however, in the case of each of clauses (A) and (C) above of this clause (vi), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions and treating such Designated Preferred Stock as Indebtedness for borrowed money for such purpose) on a pro forma basis (including a pro forma application of the net proceeds therefrom), the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(vii)                           Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed the sum of, (a) the greater of $35.0 million and [     ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters and (b) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (vii) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of Permitted Investments and shall cease to have been made pursuant to this clause (vii) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(viii)                        (a) the payment of dividends after a public offering of Capital Stock of the Issuer or any direct or indirect parent of the Issuer on the Issuer’s Capital Stock (or a Restricted Payment to any such direct or indirect parent of the Issuer to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s Capital Stock) of up to 6% per annum of the Market Capitalization or (b) in lieu of all or a portion of the dividends permitted by sub-clause (a), repurchases of the Issuer’s Capital Stock (or a Restricted Payment to any direct or indirect parent of the Issuer to fund the repurchase by such direct or indirect parent of the Issuer of such entity’s Capital Stock) for aggregate consideration that, when taken together with dividends permitted by sub-clause (a) in such year, does not exceed the amount otherwise permitted by sub-clause (a);

(ix)                              Restricted Payments that are made with (or in an aggregate amount that does not exceed the aggregate amount of) Excluded Contributions;

(x)                                 other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (x) that are at that time outstanding, not to exceed the greater of the greater of $65.0 million and [      ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(xi)                              the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than any Unrestricted Subsidiary whose principal assets consist of cash and Cash Equivalents to the extent such cash and Cash Equivalents were invested in such Unrestricted Subsidiary pursuant to an Investment made under clause (vii) above or a Permitted Investment);

(xii)                           (A) with respect to any taxable period for which the Issuer and/or any of its Subsidiaries are members of a consolidated, combined, affiliated, unitary or similar income tax group for U.S. federal and/or applicable state or local income tax purposes of which a direct or indirect parent of the Issuer is the common parent, or for which the Issuer is a partnership or disregarded entity for U.S. federal income tax purposes that is wholly-owned (directly or indirectly) by a C corporation for U.S. federal and/or applicable state or local income tax purposes, distributions to any direct or indirect parent of the Issuer in an amount not to exceed the amount of any U.S. federal, state and/or local income taxes that the Issuer and/or its Subsidiaries, as applicable, would have paid for such taxable period had the Issuer and/or its Subsidiaries, as applicable, been a stand-alone corporate taxpayer or a stand-alone corporate group, and (B) with respect to any taxable period ending after the Issue Date for which the Issuer is a partnership or disregarded entity for U.S. federal income tax purposes (other than a partnership or disregarded entity described in clause (A)), distributions to any direct or indirect parent of the Issuer in an amount necessary to permit such direct or indirect parent of the Issuer to make a pro rata distribution to its owners such that each direct or indirect owner of the Issuer receives an amount from such pro rata distribution sufficient to enable such owner to pay its U.S. federal, state and/or local income taxes (as applicable) attributable to its direct or indirect ownership of the Issuer and its Subsidiaries with respect to such taxable period (assuming that each owner is subject to tax at the highest combined marginal federal, state, and/or local income tax rate applicable to any owner for such taxable period and taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon) and the character (e.g., long-term or short-term capital gain or ordinary or exempt) of the applicable income);

(xiii)                        any Restricted Payment, if applicable:

(A)                               in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses (including franchise or similar taxes) in connection with the maintenance of its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, directors, officers, employees and consultants of any direct or indirect parent of the Issuer and general corporate operating and overhead, legal, accounting and other professional fees and expenses of any direct or indirect parent of the Issuer in each case to the extent such fees and expenses are attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries (which (x) with respect to Holdings shall be 100% at any time that Holdings owns no material assets other than the Equity Interests of the Issuer and assets incidental to such equity ownership, (y) with respect to any parent entity shall be 100% at any time that such parent entity owns directly or indirectly no material assets other than Equity Interests of Holdings (with Holdings owning no material assets other than the Equity Interests of the Issuer and assets incidental to such equity ownership) and any other parent entity and assets incidental to such equity ownership and (z) in all other cases shall be as determined in good faith by the Issuer);

(B)                               in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with Section 4.03; and

(C)                               in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses related to any equity or debt offering of such parent (whether or not successful);

(xiv)                        repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xv)                          any consideration, payment, dividend, distribution or other transfer in connection with a Permitted Securitization Financing;

(xvi)                       Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Equity Interests of any such Person;

(xvii)                     the repurchase, redemption or other acquisition or retirement for value of any Preferred Stock or any Subordinated Indebtedness pursuant to provisions similar to those described in Section 4.06 and Section 4.08; provided that all Notes tendered by holders of the Notes in connection with a Change of Control Offer or

Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(xviii)                                        payments or distributions to dissenting stockholders or stockholders exercising appraisal rights pursuant to applicable law, pursuant to or in connection with the Transactions or a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, that complies with Section 5.01; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by this Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

(xix)                      any Restricted Payment used to fund the Transactions and the payment of fees and expenses Incurred in connection with the Transactions or owed by the Issuer, any direct or indirect parent of the Issuer or Restricted Subsidiaries of the Issuer to Affiliates, and any other payments made, including any such payments made to any direct or indirect parent of the Issuer to enable it to make payments in connection with the consummation of the Transactions, whether payable on the Issue Date or thereafter, in each case to the extent permitted by Section 4.07;

(xx)                         any Restricted Payment made under the Acquisition Documents (as in effect on the Issue Date); and

(xxi)                      other Restricted Payments so long as, immediately after giving effect to such Restricted Payment, the Secured Leverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding such Restricted Payment is not greater than 5.30 to 1.00 on a pro forma basis;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi)(B), (vii), (x), (xi), (xiii)(B) and (xxi) of this Section 4.04(b), no Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by the Issuer) of such property.

(c)                                  For purposes of determining compliance with this Section 4.04, (i) a Restricted Payment or Permitted Investment need not be permitted solely by reference to one category of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or portion thereof) described in the above clauses or the definitions thereof but may be permitted in part under any combination thereof and (ii) in the event that a Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) meets the criteria of one or more of the categories of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof, the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such permitted Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) in any manner that complies with this Section 4.04 and at the time of classification or reclassification will be entitled to only include the amount and type of such Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) in one of the categories of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof. In the event that a Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) is classified or reclassified under clause (xxi) above, the first proviso of clause (19) of the definition of Permitted Investments or clause (26) of the definition of Permitted Investments (such clauses, the “Incurrence Clauses”), the determination of the amount of such Restricted Payment or Permitted Investment that may be made pursuant to the Incurrence Clauses shall be made without giving pro forma effect to any substantially concurrent Incurrence of Indebtedness to finance any other Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) classified or reclassified under any of the above clauses or the definitions thereof other than an Incurrence Clause.

(d)                                 As of the Issue Date, all of the Subsidiaries of the Issuer will be Restricted Subsidiaries. The Issuer will not permit any Restricted Subsidiary to become an Unrestricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

SECTION 4.05                                      Dividend and Other Payment Restrictions Affecting Subsidiaries. The Issuer shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)                                 (i) pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(b)                                 make loans or advances to the Issuer or any Restricted Subsidiary; or

(c)                                  sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)                                 (A) contractual encumbrances or restrictions in effect on the Issue Date and (B) contractual encumbrances or restrictions pursuant to the Credit Agreements and the other Credit Agreement Documents, the Notes Documents and, in each case, any similar contractual encumbrances or restrictions or any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2)                                 this Indenture, the Notes or the Subsidiary Guarantees;

(3)                                 applicable law or any applicable rule, regulation or order;

(4)                                 any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5)                                 contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)                                 Secured Indebtedness otherwise permitted to be Incurred pursuant to Section 4.03 and Section 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)                                 restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)                                 customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)                                 purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in Section 4.05(c) on the property so acquired;

(10)                          customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business or consistent with past practice or industry norm;

(11)                          in the case of Section 4.05(c), any encumbrance or restriction that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license (including, without limitation, licenses of intellectual property) or other contracts;

(12)                          any encumbrances or restrictions contained in any Permitted Securitization Document with respect to any Special Purpose Securitization Subsidiary;

(13)                          other Indebtedness, Disqualified Stock or Preferred Stock (a) of the Issuer or any Restricted Subsidiary that is a Subsidiary Guarantor or a Foreign Subsidiary or

(b) of any Restricted Subsidiary that is not a Subsidiary Guarantor or a Foreign Subsidiary so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the Issuer), provided that in the case of each of clauses (a) and (b), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.03;

(14)                          any Restricted Investment not prohibited by Section 4.04 and any Permitted Investment; or

(15)                          any encumbrances or restrictions of the type referred to in Section 4.05(a), (b) or (c) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this Section 4.05, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

SECTION 4.06                                      Asset Sales.

(a)                                 The Issuer shall not, and shall not permit any of the Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i)                                    any liabilities (as shown on the Issuer’s or a Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or a Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(ii)                                 any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(iii)                              Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Issuer and each other Restricted Subsidiary are released from any guarantee of payment of such Indebtedness in connection with the Asset Sale,

(iv)                             consideration consisting of Indebtedness of the Issuer or a Restricted Subsidiary (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Issuer or any Restricted Subsidiary, and

(v)                                any Designated Non-cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non- cash Consideration received pursuant to this Section 4.06(a)(v) that is at that time outstanding, not to exceed the greater of $35.0 million and [     ] multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the receipt of such Designated Non-cash Consideration and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall in each case be deemed to be Cash Equivalents for the purposes of this Section 4.06(a).

(b)                                 Within 360 days after the Issuer’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(i)                                    to repay (A) Indebtedness constituting First Priority Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (B) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, (C) Obligations under the Notes or (D) other Pari Passu Indebtedness (provided that if the Issuer or any Subsidiary Guarantor shall so reduce Obligations under Pari Passu Indebtedness that does not constitute First Priority Lien Obligations under this clause (D) (which, for the avoidance of doubt, does not include Indebtedness described in clauses (A), (B) and (C) even if such Indebtedness may also constitute Pari Passu Indebtedness), the Issuer will equally and ratably reduce Notes Obligations pursuant to Section 3.01, through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase a pro rata principal amount of Notes at a purchase price equal to 100% of the principal amount thereof (or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any); or

(ii)                                 to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer or in an increase in the percentage ownership by the Issuer (or a Restricted Subsidiary) in such Restricted Subsidiary), assets, or property or capital expenditures, in each case (A) used or useful in a Similar Business or (B) that replace the properties and assets that are the subject of such Asset Sale or, in each case, to reimburse the cost of any of the foregoing incurred on or after the date on which the Asset Sale giving rise to such Net Proceeds was contractually committed.

In the case of Section 4.06(b)(ii), a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the 18-month anniversary of the date of the receipt of such Net Proceeds; provided that in the event such binding commitment is later canceled or terminated for any reason after the 360th day after the receipt of such Net Proceeds but before such Net Proceeds are so applied, then such Net Proceeds shall constitute Excess Proceeds unless the Issuer or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that the Issuer or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or are not applied within 180 days of such Second Commitment, then such Net Proceeds shall constitute Excess Proceeds.

Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by this Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the two immediately preceding paragraphs of this Section 4.06(b) (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (i)(C) of this Section 4.06(b), shall be deemed to have been so applied whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds, $40.0 million, the Issuer shall make an offer to all holders of Notes (and, at the option of the Issuer, to holders of any Other Second Lien Obligations or unless the Asset Sale is with respect to Collateral, other Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof, or if a PIK Payment has occurred, Notes will be purchased that is at least $1.00 and an integral multiple of $1.00 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Other Second Lien Obligations or other Pari Passu Indebtedness were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any (or, in respect of such Other Second Lien Obligations or other Pari Passu

Indebtedness, such lesser price, if any, as may be provided for by the terms of such Other Second Lien Obligations or other Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in this Section 4.06. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that the aggregate amount of Excess Proceeds exceeds $40.0 million by mailing, or delivering electronically if held by the Depository, the notice required pursuant to the terms of this Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by this Indenture. If the aggregate principal amount of Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee, upon receipt of notice from the Issuer of the aggregate principal amount to be selected, shall select the Notes to be purchased in the manner described in Section 4.06(e). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

(c)                                  The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Indenture by virtue thereof.

(d)                                 Not later than the date upon which written notice of an Asset Sale Offer is delivered to the Trustee as provided in Section 4.06(b), the Issuer shall deliver to the Trustee an Officer’s Certificate as to (i) the amount of the Excess Proceeds, (ii) the allocation of the Net Proceeds from the Asset Sales pursuant to which such Asset Sale Offer is being made, (iii) the compliance of such allocation with the provisions of Section 4.06(b) and (iv) the satisfaction of the conditions precedent under this Indenture relating to the Asset Sale Offer. On such date, the Issuer shall also irrevocably deposit with the Trustee or with the Paying Agent (or, if the Issuer or a Subsidiary is acting as the Paying Agent, segregate and hold in trust) an amount equal to the Excess Proceeds to be invested in Cash Equivalents, as directed in writing by the Issuer and to be held for payment in accordance with the provisions of this Section 4.06. Upon the expiration of the period for which the Asset Sale Offer remains open (the “Offer Period”), the Issuer shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Issuer. The Trustee (or the Paying Agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering holder in the amount of the purchase price. In the event that the Excess Proceeds delivered by the Issuer to the Trustee are greater than the purchase price of the Notes tendered, the Trustee shall deliver the excess to the Issuer immediately after the expiration of the Offer Period for application in accordance with this Section 4.06.

(e)                                  Holders electing to have a Note purchased shall be required to surrender such Note, with an appropriate form duly completed, to the Issuer at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Issuer receives not later than one Business Day prior to the purchase date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered by the holder for purchase and a statement that such holder is withdrawing his election to have such Note purchased. If at the end of the Offer Period more Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, selection of such Notes for purchase shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (and the Issuer shall notify the Trustee in writing of any such listing or delisting, as the case may be), or if such Notes are not so listed, on a pro rata basis to the extent practicable, by lot or by such other method as the Trustee shall deem fair and appropriate (and, in each case, in such manner as complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be purchased in part, or if a PIK Payment has occurred, Notes will be purchased that is at least $1.00 and an integral multiple of $1.00 in excess thereof. Selection of such Pari Passu Indebtedness shall be made pursuant to the terms of such Pari Passu Indebtedness. Selection of such Other Second Lien Obligations or other Pari Passu Indebtedness shall be made pursuant to the terms of such Other Second Lien Obligations or other Pari Passu Indebtedness.

(f)                                   Notices of an Asset Sale Offer shall be mailed by the Issuer by first class mail, postage prepaid, or delivered electronically if held by the Depository (with a copy to the Trustee), at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

SECTION 4.07                                      Transactions with Affiliates.

(a)                                 The Issuer shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $25.0 million, unless:

(i)                                    such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(ii)                                 with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (i) above.

(b)                                 The provisions of Section 4.07(a) shall not apply to the following:

(i)                                     transactions between or among the Issuer and/or any of the Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of Issuer and any direct parent of the Issuer; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger, consolidation or amalgamation is otherwise in compliance with the terms of this Indenture and effected for a bona fide business purpose;

(ii)                                  Restricted Payments permitted by Section 4.04 and Permitted Investments;

(iii)                               the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer, any Restricted Subsidiary, or any direct or indirect parent of the Issuer;

(iv)                              transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of Section 4.07(a);

(v)                                 payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the Issuer in good faith;

(vi)                              any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date, as determined in good faith by the Issuer) or any transaction contemplated thereby;

(vii)                           the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under the terms of, any stockholders or other agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date, and any transaction, agreement or arrangement described in the Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (vii) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date or described in the Circular, as determined in good faith by the Issuer;

(viii)                        the execution of the Transactions, and the payment of all fees, expenses, bonuses and awards related to the Transactions, including fees to the Sponsors;

(ix)                              (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business or consistent with past practice or industry norm and otherwise in compliance with the terms of this Indenture, which are fair to the Issuer and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (B) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business or consistent with past practice or industry norm;

(x)                                 any transaction pursuant to any Permitted Securitization Financing;

(xi)                              the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(xii)                           the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer, any direct or indirect parent of the Issuer or of a Restricted Subsidiary, as appropriate, in good faith;

(xiii)                        the entering into of any tax sharing agreement or arrangement that complies with Section 4.04(b)(xii) and the performance under any such agreement or arrangement;

(xiv)                       any contribution to the capital of the Issuer;

(xv)                          transactions permitted by, and complying with, Section 5.01;

(xvi)                       transactions between the Issuer or any Restricted Subsidiary and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(xvii)                     pledges of Equity Interests of Unrestricted Subsidiaries;

(xviii)                  the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(xix)                        any employment agreements entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(xx)                           (a) the entering into of any agreement (and any amendment or modification of any such agreement so long as, in the good faith judgment of the Board of Directors of the Issuer, any such amendment or modification is not more disadvantageous, taken as a whole, to holders in any material respect as compared to the agreement as in effect on the Issue Date) to pay, and the payment of, monitoring, consulting, management, transaction, advisory or similar fees payable to the Sponsors (A) in an aggregate amount in any fiscal year not to exceed the sum of (1) the greater of $4.0 million and 2.0% of Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which financial statements have been internally prepared, plus reasonable out-of-pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods; plus (2) any deferred fees (to the extent such fees were within such amount in clause (1) above originally) plus (B) in an amount not to exceed 1% of transaction value with respect to any transaction in which any Sponsor provides any transaction, advisory or other services, including the Transactions, and (b) the payment of the present value of all amounts payable pursuant to any agreement described in clause (xx)(a) in connection with the termination of such agreement;

(xxi)                        payments by the Issuer or any of the Restricted Subsidiaries to any of the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of the Issuer in good faith;

(xxii)                     transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuer in an Officer’s Certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing any covenant set forth in this Indenture; and

(xxiii)                  investments by the Sponsors in securities of the Issuer or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by the Sponsors in connection therewith) so long as (i) the investment is being generally offered to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

(c)       Notwithstanding Section 4.07(a), the Sponsors and any portfolio company that is an Affiliate of the Sponsors shall not be considered an Affiliate of the Issuer or its Subsidiaries with respect to any transaction, so long as such transaction is in the ordinary course of business.

SECTION 4.08                                      Change of Control.

(a)                                 Upon the occurrence of a Change of Control, each holder shall have the right to require the Issuer to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant

Record Date to receive interest due on the relevant Interest Payment Date), in accordance with the terms contemplated in this Section 4.08; provided, however, that notwithstanding the occurrence of a Change of Control, the Issuer shall not be obligated to purchase any Notes pursuant to this Section 4.08 in the event that it has previously or concurrently exercised its right to redeem such Notes in accordance with Article III of this Indenture. In the event that at the time of such Change of Control, the terms of any Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this Section 4.08, then within 30 days following any Change of Control, the Issuer shall: (i) repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in Section 4.08(b).

(b)                                 Within 30 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the Notes in accordance with Article III of this Indenture, the Issuer shall mail to each holder, or deliver electronically if held by the Depository, with a copy to the Trustee, notice (a “Change of Control Offer”) stating:

(i)                                    that a Change of Control has occurred and that such holder has the right to require the Issuer to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest on the relevant Interest Payment Date);

(ii)                                 the circumstances and relevant facts and financial information regarding such Change of Control;

(iii)                              the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered electronically); and

(iv)                             the instructions determined by the Issuer, consistent with this Section 4.08, that a holder must follow in order to have its Notes purchased.

(c)                                  Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Issuer at the address specified in the notice at least three Business Days prior to the purchase date. The holders shall be entitled to withdraw their election if the Trustee or the Issuer receives not later than one Business Day prior to the purchase date a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered for purchase by the holder and a statement that such holder is withdrawing his election to have such Note purchased. Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

(d)                                 On the purchase date, all Notes purchased by the Issuer under this Section 4.08 shall be delivered to the Trustee for cancellation, and the Issuer shall pay the purchase price plus accrued and unpaid interest, if any, to the holders entitled thereto.

(e)                                  A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(f)                                   Notwithstanding the provisions of this Section 4.08, the Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(g)                                  Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to the preceding clause (f) will have the status of Notes issued and outstanding.

(h)                                 At the time the Issuer delivers Notes to the Trustee which are to be accepted for purchase, the Issuer shall also deliver an Officer’s Certificate stating that such Notes are to be accepted by the Issuer pursuant to and in accordance with the terms of this Section 4.08. A Note shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering holder.

(i)                                     Prior to any Change of Control Offer, the Issuer shall deliver to the Trustee an Officer’s Certificate stating that all conditions precedent contained herein to the right of the Issuer to make such offer have been complied with.

(j)                                    The Issuer shall comply, to the extent applicable, with the requirements of

Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.08. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.08, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.08 by virtue thereof.

(k)                                 If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption. Any such redemption shall be effected pursuant to Article III.

SECTION 4.09                                      Compliance Certificate. The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending December 31, 2017, an Officer’s Certificate stating whether or not the signer knows of any Default that occurred during such period. If such Officer does, the certificate shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. The Issuer also shall comply with Sections 314(a)(4) and 314(b) of the TIA. Except with respect to receipt of payments of principal and interest on the Notes and any Default or Event of Default information contained in the Officer’s Certificate delivered to the Trustee pursuant to this Section 4.09, the Trustee shall have no duty to review, ascertain or confirm the Issuer’s compliance with or the breach of any representation, warranty or covenant made in this Indenture.

SECTION 4.10                                      Further Instruments and Acts. Upon request of the Trustee, the Issuer shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 4.11                                      Future Subsidiary Guarantors. The Issuer shall cause each Restricted Subsidiary that is a Domestic Subsidiary and not an Excluded Subsidiary that guarantees or becomes a borrower under any Credit Agreement or that guarantees any other Indebtedness of the Issuer or any of the Subsidiary Guarantors to execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit C hereto pursuant to which such Restricted Subsidiary will guarantee the Issuer’s Obligations under the Notes and this Indenture and supplements to the Security Documents and take all actions required by the Security Documents to perfect the Liens created thereunder.

SECTION 4.12                                      Liens.

(a)                                 The Issuer shall not, and shall not permit any Subsidiary Guarantor to, directly or indirectly, create, Incur or suffer to exist any Lien (except Permitted Liens) on any asset or property of the Issuer or such Subsidiary Guarantor securing Indebtedness of the Issuer or a Subsidiary Guarantor.

(b)                                 For purposes of determining compliance with this Section 4.12, (i) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to Section 4.12(a) but may be permitted in part under any combination thereof and (ii) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to Section 4.12(a), the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and at the time of Incurrence, classification or reclassification will be entitled to only include the amount and type of such Lien or such item of Indebtedness secured by such Lien (or any portion thereof) in one of the categories of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to Section 4.12(a) and, in such event, such Lien securing such item of Indebtedness (or any portion thereof) will be treated as being Incurred or existing pursuant to only such clause or clauses (or any portion thereof) or pursuant to Section 4.12(a) without giving pro forma effect to such item (or portion thereof) when calculating the amount of Liens or Indebtedness that may be Incurred pursuant to any other clause or paragraph (or portion thereof) at such time. In addition, with respect to any revolving loan Indebtedness or commitment to Incur Indebtedness that is designated to be

Incurred on any Deemed Date pursuant to Section 4.03(c)(3), any Lien that does or that shall secure such Indebtedness may also be designated by the Issuer or any Restricted Subsidiary to be Incurred on such Deemed Date and, in such event, any related subsequent actual Incurrence of such Lien shall be deemed for all purposes under this Indenture to be Incurred on such prior date, including for purposes of calculating usage of any “Permitted Lien.”

(c)                                  With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount or deferred financing costs, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Issuer, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or deferred financing costs or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

SECTION 4.13                                      After-Acquired Property.

(a)                                 Subject to the limitations and exceptions described in this Indenture, the Security Documents and the Intercreditor Agreements, if the Issuer or any Subsidiary Guarantor creates any additional security interest upon any property or asset (other than Excluded Collateral) to secure any First Priority Lien Obligations (which include Obligations in respect of the Credit Agreements), it must concurrently grant a security interest with the priority required by the Notes Documents (subject to Permitted Liens) upon such property as security for the Notes.

(b)                                 Notwithstanding the foregoing, if granting a security interest in any property pursuant to the foregoing clause (a) requires the consent of a third party, the Issuer shall use commercially reasonable efforts to obtain such consent with respect to such security interest for the benefit of the Collateral Agent on its behalf and on behalf of the Trustee and the holders of the Notes. If such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

SECTION 4.14                                      Maintenance of Office or Agency.

(a)                                 The Issuer shall maintain an office or agency (which may be an office of the Trustee or an Affiliate of the Trustee or Registrar) where Notes may be surrendered for registration of transfer or for exchange. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations and surrenders may be made at the Corporate Trust Office of the Trustee as set forth in Section 13.02.

(b)                                 The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)                                  The Issuer hereby designates the Corporate Trust Office of the Trustee or its agent as such office or agency of the Issuer in accordance with Section 2.04.

SECTION 4.15                                      Covenant Suspension. The Issuer shall have no obligation to obtain or maintain ratings for the Notes; provided, however, that if on any date following the Issue Date, (i) the Issuer obtains Investment Grade Ratings for the Notes from both Rating Agencies, and (ii) no Default has occurred and is continuing under this Indenture, then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), and subject to the provisions of the following paragraph, the Issuer and the Restricted Subsidiaries shall not be subject to Sections 4.03, 4.04, 4.05, 4.06, 4.07, 4.11 and 5.01(a)(iv) (collectively the “Suspended Covenants”).

In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants under this Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under this Indenture with respect to future events. The Issuer shall provide the Trustee with notice in the form of an Officer’s Certificate of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof.

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to Sections 4.03(a) or (b) (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to Sections 4.03(a) or (b), such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(iii). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.04 will be made as though Section 4.04 had been in effect since the Issue Date and prior to, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 4.04(a). As described above, however, no Default or Event of Default under the Suspended Covenants will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period. Within 30 days of such Reversion Date, the Issuer must comply with the terms of Section 4.11.

For purposes of Section 4.06, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

ARTICLE V

SUCCESSOR COMPANY

SECTION 5.01                                      When the Issuer and Subsidiary Guarantors May Merge or Transfer Assets.

(a)                                 The Issuer may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i)                                    the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United States, any state thereof or the District of Columbia (the Issuer or such Person, as the case may be, being herein called the “Successor Company”); provided that in the event that the Successor Company is not a corporation, a co-obligor of the Notes is a corporation;

(ii)                                 the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under this Indenture and the Security Documents pursuant to supplemental indentures or other applicable documents or instruments in form reasonably satisfactory to the Trustee;

(iii)                              immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(iv)                             immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(1)                                 the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2)                                 the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be no less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(v)                                if the Issuer is not the Successor Company, each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under this Indenture and the Notes; and

(vi)                             the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with this Indenture.

The Successor Company (if other than the Issuer) will succeed to, and be substituted for, the Issuer under this Indenture, the Notes and the Security Documents, and in such event the Issuer will automatically be released and discharged from its obligations under this Indenture, the Notes and the Security Documents. Notwithstanding the foregoing clauses (iii) and (iv) of this Section 5.01(a), (A) the Issuer or any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to a Restricted Subsidiary, and (B) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating or reorganizing the Issuer in another state of the United States or the District of Columbia (collectively, “Permitted Jurisdictions”) or may convert into a corporation, partnership or limited liability company, so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby. This Section 5.01(a) will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and the Restricted Subsidiaries, including, for the avoidance of doubt, pursuant to Permitted Securitization Financings.

(b)                                 Subject to the provisions of Section 11.04 and Section 12.02(b), no Subsidiary Guarantor shall, and the Issuer shall not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i)                                    either (A) such Subsidiary Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a company, corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Subsidiary Guarantor”) and the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Indenture, the Security Documents, the Notes and the Subsidiary Guarantee pursuant to a supplemental indenture or other applicable documents or instruments in form reasonably satisfactory to the Trustee, or (B) such sale or disposition or consolidation, amalgamation or merger is not in violation of Section 4.06; and

(ii)                                 the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Except as otherwise provided in this Indenture, the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) will succeed to, and be substituted for, such Subsidiary Guarantor under this Indenture, the Notes and the Security Documents and the Subsidiary Guarantee, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under this Indenture, the Notes and the Security Documents and its Subsidiary Guarantee. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating or reorganizing such Subsidiary Guarantor in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of such Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with the Issuer or any Subsidiary Guarantor.

In addition, notwithstanding the foregoing, a Subsidiary Guarantor may consolidate, amalgamate or merge with or into or wind up into, liquidate, dissolve, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to the Issuer or any Restricted Subsidiary.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.01                                      Events of Default. An “Event of Default” occurs with respect to Notes if:

(a)                                 there is a default in any payment of interest on any Note when due and payable, and such default continues for a period of 30 days,

(b)                                 there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(c)                                  there is a failure by the Issuer for 120 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements in Section 4.02,

(d)                                 there is a failure by the Issuer or any Restricted Subsidiary for 60 days after written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (a), (b) and (c) above) contained in the Notes or this Indenture,

(e)                                  there is a failure by the Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary or any Permitted Securitization Financing) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent,

(f)                                   the Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i)                                    commences a voluntary case;

(ii)                                 consents to the entry of an order for relief against it in an involuntary case;

(iii)                              consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv)                             makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency,

(g)                                  a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)                                    is for relief against the Issuer or any Significant Subsidiary in an involuntary case;

(ii)                                 appoints a Custodian of the Issuer or any Significant Subsidiary or for any substantial part of its property; or

(iii)                              orders the winding up or liquidation of the Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days,

(h)                                 there is a failure by the Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days,

(i)                                     the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or the Issuer or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under this Indenture or any Subsidiary Guarantee with respect to the Notes (except as contemplated by the terms thereof) and such Default continues for 10 days,

(j)                                    unless such Liens have been released in accordance with the provisions of this Indenture, the Security Documents or the Intercreditor Agreements, the Liens in favor of the holders of the Notes with respect to all or substantially all of the Collateral cease to be valid or enforceable and such Default continues for 30 days, or

(k)                                 the failure by the Issuer or any Subsidiary Guarantor to comply for 60 days after notice to the Issuer with their other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (c), (d) or (k) above shall not constitute an Event of Default until the Trustee or the holders of at least 30% in aggregate principal amount of outstanding Notes notify the Issuer, with a copy to the Trustee, of the default and the Issuer does not cure such default within the time specified in clauses (c), (d) or (k) hereof after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.” The Issuer shall deliver to the Trustee, within five Business Days after the occurrence thereof, written notice in the form of an Officer’s Certificate executed by the Issuer of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

SECTION 6.02                                      Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g) with respect to the Issuer) occurs and is continuing, the Trustee by notice to the Issuer or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuer (with a copy to the Trustee) may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(f) or (g) with respect to the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in Section 6.01(e), such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

SECTION 6.03                                      Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Security Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. To the extent required by law, all available remedies are cumulative.

SECTION 6.04                                      Waiver of Past Defaults. Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of this Indenture or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuer, the Trustee and the holders will be restored to their former positions and rights under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

SECTION 6.05                                      Control by Majority. The holders of a majority in principal amount of outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, if the Trustee, being advised by counsel, determines that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith shall determine that the action or proceeding so directed would involve the Trustee in personal liability or expense for which it is not adequately indemnified, or subject to Section 7.01, that is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under this Indenture, the Trustee shall be entitled to indemnification or security satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

SECTION 6.06                                      Limitation on Suits.

(a)                                 Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to this Indenture or the Notes unless:

(i)                                    such holder has previously given the Trustee written notice that an Event of Default is continuing,

(ii)                                 holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing that the Trustee pursue the remedy,

(iii)                              such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(iv)                             the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(v)                                the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60- day period.

(b)                                 A holder may not use this Indenture to prejudice the rights of another holder or to obtain a preference or priority over another holder.

SECTION 6.07                                      Contractual Rights of the Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the contractual right of any holder to receive payment of principal of and interest on the Note held by such holder, on or after the respective due dates thereof, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

SECTION 6.08                                      Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor on the Notes for the whole amount then due and owing (together with interest on overdue principal and (to the extent lawful) on any unpaid interest at the rate provided for in the Notes) and any amount due hereunder.

SECTION 6.09                                      Trustee May File Proofs of Claim. The Trustee may file such proofs of claim, statements of interest and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation, expenses disbursements and advances of the Trustee (including counsel, accountants, experts or such other professionals as the Trustee deems necessary, advisable or appropriate)) and the holders allowed in any judicial proceedings relative to the Issuer, the

Subsidiary Guarantors, their creditors or their property, shall be entitled to participate as a member, voting or otherwise, of any official committee of creditors appointed in such matters and, unless prohibited by law or applicable regulations, may vote on behalf of the holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee hereunder. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any holder, or to authorize the Trustee to vote in respect of the claim of any holder in any such proceeding.

SECTION 6.10                                      Priorities. Subject to the terms of the Intercreditor Agreements and the Security Documents, any money or property collected by the Trustee pursuant to this Article VI and any other money or property distributable in respect of the Issuer’s or any Subsidiary Guarantor’s obligations under this Indenture (including upon exercise of any remedies in respect of Collateral) after an Event of Default shall be applied in the following order:

FIRST: to the Trustee (acting in any capacity hereunder) and the Collateral Agent for amounts due hereunder and under the Security Documents;

SECOND: to the holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest, respectively; and

THIRD: to the Issuer or, to the extent the Trustee collects any amount for any Subsidiary Guarantor, to such Subsidiary Guarantor.

The Trustee may fix a record date and payment date for any payment to the holders pursuant to this Section 6.10. At least 15 days before such record date, the Trustee shall deliver to each holder and the Issuer a notice that states the record date, the payment date and the amount to be paid.

SECTION 6.11                                      Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Article VI does not apply to a suit by the Trustee, a suit by a holder pursuant to Section 6.07 or a suit by holders of more than 10% in principal amount of the Notes.

SECTION 6.12                                      Waiver of Stay or Extension Laws. Neither the Issuer nor any Subsidiary Guarantor (to the extent it may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer and the Subsidiary Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VII

TRUSTEE

SECTION 7.01                                      Duties of Trustee.

(a)                                 The Trustee, prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)                                 Except during the continuance of an Event of Default:

(i)                                    the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee (it being agreed that the permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as a duty); and

(ii)                                 the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee shall be under no duty to make any investigation as to any statement contained in any such instance, but may accept the same as conclusive evidence of the truth and accuracy of such statement or the correctness of such opinions. However, in the case of certificates or opinions required by any provision hereof to be provided to it, the Trustee shall examine the form of certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)                                  The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i)                                    this paragraph does not limit the effect of paragraph (b) of this Section;

(ii)                                 the Trustee shall not be liable for any error of judgment made in good faith unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii)                              the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it hereunder; and

(iv)                             no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise Incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(d)                                 Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e)                                  The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.

(f)                                   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)                                  Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01 and the TIA.

SECTION 7.02                                      Rights of Trustee.

(a)                                 The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b)                                 Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate executed by the Issuer or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel.

(c)                                  The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)                                 The Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or gross negligence as determined by a court of competent jurisdiction in a final non-appealable order.

(e)                                  The Trustee may consult with counsel of its own selection and the advice or opinion of counsel with respect to legal matters relating to this Indenture, the Security Documents, the Intercreditor Agreement and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)                                   The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document unless requested in writing to do so by the holders of not less than a majority in principal amount of the Notes at the time outstanding, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney, at the expense of the Issuer and shall Incur no liability of any kind by reason of such inquiry or investigation.

(g)                                  The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture, the Intercreditor Agreement, the Notes or the Security Documents at the written request or direction of any of the holders pursuant to this Indenture, unless, subject to the terms hereof, such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee in its sole discretion against the costs, expenses and liabilities which might be Incurred by it in compliance with such request or direction.

(h)                                 The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, Note Custodian and other Person employed to act hereunder, including the Collateral Agent.

(i)                                     The Trustee shall not be responsible or liable for any action taken or omitted by it in good faith at the direction of the holders of not less than a majority in principal amount of the Notes as to the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercising of any power conferred by this Indenture.

(j)                                    Any action taken, or omitted to be taken, by the Trustee in good faith pursuant to this Indenture upon the request or authority or consent of any person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding upon future holders of Notes and upon Notes executed and delivered in exchange therefor or in place thereof.

(k)                                 The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office, and such notice references the Notes and this Indenture.

(l)                                     The Trustee may request that the Issuer delivers an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(m)                             The Trustee shall not be responsible or liable for punitive, special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to,

loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of actions.

(n)                                 The Trustee shall not be required to give any bond or surety in respect of the execution of the trusts and powers under this Indenture.

(o)                                 The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunction of utilities, computer (hardware or software) or communication services; accidents; labor disputes; and acts of civil or military authorities and governmental action.

SECTION 7.03                                      Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar or Calculation Agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

SECTION 7.04                                      Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Subsidiary Guarantees, the Security Documents, the Intercreditor Agreement or the Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuer or any Subsidiary Guarantor in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication. The Trustee shall not be charged with knowledge of any Default or Event of Default under Sections 6.01(c), (d), (e), (f), (g), (h), (i), (j) or (k), or of the identity of any Significant Subsidiary unless either (a) a Trust Officer shall have actual knowledge thereof or (b) the Trustee shall have received written notice thereof in accordance with Section 13.02 hereof from the Issuer, any Subsidiary Guarantor or any holder. In accepting the trust hereby created, the Trustee acts solely as Trustee under this Indenture and not in its individual capacity and all persons, including without limitation the holders of Notes and the Issuer having any claim against the Trustee arising from this Indenture shall look only to the funds and accounts held by the Trustee hereunder for payment except as otherwise provided herein.

SECTION 7.05                                      Notice of Defaults. If a Default occurs and is continuing and is actually known to a Trust Officer, the Trustee shall mail, or deliver electronically if held by the Depository, to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee at the Corporate Trust Office. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the noteholders. The Issuer is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year and whether such Default is continuing and, if so, proposed steps to cure such Default. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

SECTION 7.06                                      Reports by Trustee to the Holders. As promptly as practicable after each [     ] beginning with the [     ] following the date of this Indenture, and in any event prior to December 1 in each year, the Trustee shall mail to each holder a brief report dated as of such November 1 that complies with Section 313(a) of the TIA if and to the extent required thereby. The Trustee shall also comply with Section 313(b) of the TIA.

Pursuant to Section 313(d) of the TIA, a copy of each report at the time of its mailing to the holders shall be filed with the SEC and each stock exchange (if any) on which the Notes are listed if the Notes are listed. The Issuer agrees to notify promptly the Trustee whenever the Notes become listed on any stock exchange and of any delisting thereof. All reports pursuant to this Section 7.06 shall be provided in accordance with Section 313(c) of the TIA.

SECTION 7.07                                      Compensation and Indemnity. The Issuer shall pay to the Trustee (acting in any capacity hereunder) and the Collateral Agent from time to time compensation for their acceptance of this Indenture and their services hereunder and under the Security Documents, the Notes and the Intercreditor Agreement. The Trustee’s and the Collateral Agent’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee and the Collateral Agent upon request for all reasonable out-of-pocket expenses Incurred or made by it or them, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s and the Collateral Agent’s agents, counsel, accountants and experts. The Issuer and the Subsidiary Guarantors, jointly and severally, shall indemnify the Trustee (acting in any capacity hereunder) and the Collateral Agent or any predecessor Trustee or Collateral Agent and their directors, officers, employees and agents against any and all loss, liability, claim, damage or expense (including reasonable attorneys’ fees and expenses and including taxes (other than taxes based upon, measured by or determined by the income of the Trustee and the Collateral Agent) Incurred by or in connection with the acceptance or administration of this trust and the performance of its duties hereunder and under the Security Documents, the Notes and the Intercreditor Agreement, including the costs and expenses of enforcing this Indenture, the Security Documents, the Notes, the Intercreditor Agreement or any Subsidiary Guarantee against the Issuer or any Subsidiary Guarantor (including this Section 7.07) and defending itself against or investigating any claim (whether asserted by the Issuer, any Subsidiary Guarantor, any holder or any other Person). The obligation to pay such amounts shall survive the payment in full or defeasance of the Notes or the removal or resignation of the Trustee and/or the Collateral Agent. The Trustee or the Collateral Agent shall notify the Issuer of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Issuer shall not relieve the Issuer or any Subsidiary Guarantor of its indemnity obligations hereunder. The Issuer and Subsidiary Guarantors shall defend the claim and the indemnified party shall provide reasonable cooperation at the Issuer’s expense in the defense. Such indemnified parties may have separate counsel and the Issuer and such Subsidiary Guarantor, as applicable, shall pay the fees and expenses of such counsel; provided, however, that the Issuer shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no actual or potential conflict of interest between the Issuer and the Subsidiary Guarantors, as applicable, and such parties in connection with such defense. The Issuer need not reimburse any expense or indemnify against any loss, liability or expense Incurred by an indemnified party through such party’s own willful misconduct or gross negligence as established in a non-appealable order of a court of competent jurisdiction.

To secure the Issuer’s and the Subsidiary Guarantors’ joint and several payment obligations hereunder, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes.

The Issuer’s and the Subsidiary Guarantors’ joint and several payment obligations pursuant to this Indenture shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any Bankruptcy Law or the resignation or removal of the Trustee and/or the Collateral Agent. Without prejudice to any other rights available to the Trustee or the Collateral Agent under applicable law, when the Trustee or the Collateral Agent Incurs expenses after the occurrence of a Default specified in Section 6.01(f) or (g) with respect to the Issuer, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

No provision of this Indenture shall require the Trustee or the Collateral Agent to expend or risk its own funds or otherwise Incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if repayment of such funds or adequate indemnity against such risk or liability is not assured to its satisfaction.

SECTION 7.08                                      Replacement of Trustee.

(a)                                 The Trustee may resign at any time by so notifying the Issuer. The holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. The Issuer may upon five Business Days’ notice remove the Trustee if:

(i)                                    the Trustee fails to comply with Section 7.10;

(ii)                                 the Trustee is adjudged bankrupt or insolvent;

(iii)                              a receiver or other public officer takes charge of the Trustee or its property; or

(iv)                             the Trustee otherwise becomes incapable of acting.

(b)                                 If the Trustee resigns, is removed by the Issuer or by the holders of a majority in principal amount of the Notes and such holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuer shall promptly appoint a successor Trustee.

(c)                                  A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail, or otherwise deliver in accordance with the procedures of the Depository, a notice of its succession to the holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07. The retiring (or removed) Trustee shall have no liability or responsibility for the actions or inaction of any successor Trustee.

(d)                                 If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the holders of 10% in principal amount of the Notes may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee.

(e)                                  If the Trustee fails to comply with Section 7.10, unless the Trustee’s duty to resign is stayed as provided in Section 310(b) of the TIA, any holder who has been a bona fide holder of a Note for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)                                   Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Article VII shall continue for the benefit of the retiring Trustee.

SECTION 7.09                                      Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.10                                      Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA. The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuer are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

SECTION 7.11                                      Preferential Collection of Claims Against the Issuer. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated.

SECTION 7.12                                      Limitation on Duty of Trustee and Collateral Agent in Respect of Collateral; Indemnification.

(a)                                 Beyond the exercise of reasonable care in the custody thereof, the Trustee and the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee and the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee and the Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee and the Collateral Agent in good faith.

(b)                                 The Trustee and the Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Issuer to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. Subject to Section 7.01 of this Indenture, the Trustee and the Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Intercreditor Agreements, the Collateral Agreement or any other Security Document by the Issuer, the Subsidiary Guarantors or the Collateral Agent (in the case of the Trustee). The Trustee and the Collateral Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Issuer or by the Trustee or the Collateral Agent, in relation to any matter arising in the administration of this Indenture or the Security Documents.

ARTICLE VIII

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01                                      Discharge of Liability on Notes; Defeasance.

(a)                                 This Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in this Indenture) as to all outstanding Notes when:

(i)                                    either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Notes not delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, (3) have been redeemed pursuant to the [DLLC2] Notes Redemption or (4) if redeemable at the option of the Issuer pursuant to paragraph 5 of the Note (other than pursuant to the [DLLC2] Notes Redemption), are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the date of maturity or redemption, as applicable, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(ii)                                 the Issuer and/or the Subsidiary Guarantors have paid all other sums due and payable under this Indenture; and

(iii)                              the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(b)                                 Subject to Sections 8.01(c) and 8.02, the Issuer at any time may terminate (i) all of its obligations under the Notes, this Indenture and the Security Documents with respect to the holders of the Notes (“legal defeasance option”), and (ii) its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.11, 4.12, 4.13 and 4.15 and the operation of Section 5.01 for the benefit of the holders of the Notes, and Sections 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and 6.01(g) with respect to Significant Subsidiaries only), 6.01(h), 6.01(i), 6.01(j), 6.01(k) and the Security Documents (“covenant defeasance option”). The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. In the event that the Issuer terminates all of its obligations under the Notes and this Indenture (with respect to such Notes) by exercising its legal defeasance option or their covenant defeasance option, the obligations of each Subsidiary Guarantor with respect to its Subsidiary Guarantee and the Security Documents shall be terminated simultaneously with the termination of such obligations.

If the Issuer exercises its legal defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default. If the Issuer exercises its covenant defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default specified in Sections 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and (g), with respect to Significant Subsidiaries only), 6.01(h), 6.01(i), 6.01(j) or 6.01(k) or because of the failure of the Issuer to comply with Section 5.01(a)(iv).

Upon satisfaction of the conditions set forth herein and upon request of the Issuer, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuer terminated.

(c)                                  Notwithstanding clauses (a) and (b) above, the Issuer’s obligations in Sections 2.04, 2.05, 2.06, 2.07, 2.08 and 2.09 and Article VII, including, without limitation, Sections 7.07 and 7.08 and in this Article VIII and the rights and immunities of the Trustee under this Indenture shall survive until the Notes have been paid in full. Thereafter, the Issuer’s obligations in Sections 7.07, 7.08, 8.05 and 8.06 and the rights and immunities of the Trustee under this Indenture shall survive such satisfaction and discharge.

SECTION 8.02                                      Conditions to Defeasance.

(a)                                 The Issuer may exercise its legal defeasance option or its covenant defeasance option only if:

(i)                                    the Issuer irrevocably deposits in trust with the Trustee cash in U.S. Dollars, U.S. Government Obligations or a combination thereof in an amount that is sufficient to pay the principal of and premium (if any) and interest on the Notes when due at maturity or redemption, as the case may be;

(ii)                                 the Issuer delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(iii)                              no Default specified in Section 6.01(f) or (g) with respect to the Issuer shall have occurred or is continuing on the date of such deposit;

(iv)                             the deposit does not constitute a default under any other material agreement or instrument binding on the Issuer;

(v)                                in the case of the legal defeasance option, the Issuer shall have delivered to the Trustee an Opinion of Counsel stating that (1) the Issuer have received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of this Indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

(vi)                             such exercise does not impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(vii)                          in the case of the covenant defeasance option, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(viii)                       the Issuer delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes to be so defeased and discharged as contemplated by this Article VIII have been complied with.

(b)                                 Before or after a deposit, the Issuer may make arrangements satisfactory to the Trustee for the redemption of such Notes at a future date in accordance with Article III.

SECTION 8.03                                      Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations (including proceeds thereof) deposited with it pursuant to this Article VIII. The Trustee shall apply the deposited money and the money from U.S. Government Obligations through each Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes so discharged or defeased.

SECTION 8.04                                      Repayment to Issuer. Each of the Trustee and each Paying Agent shall promptly turn over to the Issuer upon request any money or U.S. Government Obligations held by it as provided in this Article VIII that, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent discharge or defeasance in accordance with this Article VIII.

Subject to any applicable abandoned property law, the Trustee and each Paying Agent shall pay to the Issuer upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, holders entitled to the money must look to the Issuer for payment as general creditors, and the Trustee and each Paying Agent shall have no further liability with respect to such monies.

SECTION 8.05                                      Indemnity for U.S. Government Obligations. The Issuer shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

SECTION 8.06                                      Reinstatement. If the Trustee or any Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes so discharged or defeased shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or any Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article VIII; provided, however, that, if the Issuer has made any payment of principal of, or interest on, any such Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or any Paying Agent.

ARTICLE IX

AMENDMENTS AND WAIVERS

SECTION 9.01                                      Without Consent of the Holders.

(a)                                The Issuer, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and/or the Intercreditor Agreements without notice to or the consent of any holder:

(i)                                   to cure any ambiguity, omission, mistake, defect or inconsistency;

(ii)                                 to provide for the assumption by a Successor Company (with respect to the Issuer) of the obligations of the Issuer under this Indenture, the Notes, the Security Documents and the Intercreditor Agreements;

(iii)                             to provide for the assumption by a Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor) of the obligations of a Subsidiary Guarantor under this Indenture, the Notes, its Subsidiary Guarantee, the Security Documents and the Intercreditor Agreements;

(iv)                             to provide for uncertificated Notes in addition to or in place of certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(v)                                to add a Subsidiary Guarantee or collateral with respect to the Notes;

(vi)                             to release or subordinate Collateral as permitted by this Indenture, the Security Documents or the Intercreditor Agreements;

(vii)                          to add additional secured creditors holding other First Priority Lien Obligations, Other Second Lien Obligations or Junior Lien Obligations so long as such obligations are not prohibited by this Indenture;

(viii)                       to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power herein conferred upon the Issuer;

(ix)                             to comply with any requirement of the SEC in connection with the qualifying or maintaining the qualification of this Indenture under the TIA;

(x)                                to make any change that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the Issuer);

(xi)                             to make changes to provide for the issuance of Additional Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities;

(xii)                          to effect any provision of this Indenture;

(xiii)                       in the event that PIK Notes are issued in certificated form, to make appropriate changes to this Indenture to reflect an approximate minimum denomination of certificated PIK Notes and to establish minimum redemption amounts for certificate PIK Notes; or

(xiv)                      to amend any provision of this Indenture to eliminate the effect of any change from IFRS to GAAP (as determined in good faith by the Issuer).

(b)                                 The Intercreditor Agreements may be amended without prior notice to or the consent of any holder, the Trustee or the Collateral Agent in connection with the permitted entry into the Intercreditor Agreements of any class of additional secured creditors holding First Priority Lien Obligations or Other Second Lien Obligations.

(c)                                  After an amendment under this Section 9.01 becomes effective, the Issuer shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment. The failure to give such notice to all holders (with a copy to the Trustee and the Collateral Agent), or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.01.

SECTION 9.02                                      With Consent of the Holders. The Issuer, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Intercreditor Agreements with the consent of the Issuer and the holders (with a copy to the Trustee) of at least a majority in principal amount of the Notes then outstanding voting as a single class and any past default or compliance with any provisions hereof may be waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (in each case, including consents obtained in connection with a tender offer or exchange for the Notes). However, without the consent of each holder of an outstanding Note affected, an amendment may not:

(1)                                 reduce the amount of Notes whose holders must consent to an amendment,

(2)                                 reduce the rate of or extend the time for payment of interest on any Note,

(3)                                 reduce the principal of or change the Stated Maturity of any Note,

(4)                                 reduce the premium payable upon the redemption of any Note or change the dates on which any such premium is payable upon redemption pursuant to Article III,

(5)                                 make any Note payable in money other than that stated in such Note,

(6)                                 expressly subordinate the Notes or any Subsidiary Guarantee to any other Indebtedness of the Issuer or any Subsidiary Guarantor,

(7)                                 impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s Note,

(8)                                 make any change in the amendment provisions or in the waiver provisions which require each holder’s consent, or

(9)                                 make any change to the provisions of this Indenture, the Intercreditor Agreements or the Security Documents with respect to the pro rata application of proceeds of Collateral in respect of the Notes required thereby in a manner that by its terms modifies the application of such proceeds in respect of the Notes required thereby to be on a less than pro rata basis to the holder of such Note.

Except as expressly provided by this Indenture, the Security Documents or the Intercreditor Agreements, without the consent of the holders of at least 66.67% in aggregate principal amount of the Notes then outstanding, no amendment or waiver may release all or substantially all of the Collateral from the Lien of this Indenture and the Security Documents with respect to the Notes or reduce such voting requirement.

It shall not be necessary for the consent of the holders under this Section 9.02 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section 9.02 becomes effective, the Issuer shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment. The failure to give such notice to all holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.02.

SECTION 9.03                                      Revocation and Effect of Consents and Waivers.

(a)                                 A consent to an amendment or a waiver by a holder of a Note shall bind the holder and every subsequent holder of that Note or portion of the Note that evidences the same debt as the consenting holder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such holder or subsequent holder may revoke the consent or waiver as to such holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officer’s Certificate from the Issuer certifying that the requisite principal amount of Notes have consented. After an amendment or waiver becomes effective, it shall bind every holder. An amendment or waiver becomes effective upon the (i) receipt by the Issuer or the Trustee of consents by the holders of the requisite principal amount of securities, (ii) satisfaction of conditions to effectiveness as set forth in this Indenture and any indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Issuer, the Subsidiary Guarantors and the Trustee.

(b)                                 The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.04                                      Notation on or Exchange of Notes. If an amendment, supplement or waiver changes the terms of a Note, the Issuer may require the holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the holder. Alternatively, if the Issuer or the Trustee so determine, the Issuer in exchange for the Note shall issue and, upon written order of the Issuer signed by an Officer, the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, supplement or waiver.

SECTION 9.05                                      Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment, supplement or waiver the Trustee shall be entitled to receive indemnity or security satisfactory to it in its sole discretion and shall be provided with, and (subject to Section 7.01) shall be fully protected in relying upon, (i) an Officer’s Certificate executed by the Issuer, (ii) an Opinion of Counsel complying with Section 13.04 and 13.05 hereof and stating that such amendment, supplement or waiver is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer and any Subsidiary Guarantors, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof, (iii) a copy of the resolution of the Board of Directors of the Issuer, certified by the Secretary or Assistant Secretary of the Issuer, authorizing the execution of such amendment, supplement or waiver and (iv) if such amendment, supplement or waiver is executed pursuant to Section 9.02, evidence reasonably satisfactory to the Trustee of the consent of the holders required to consent thereto.

SECTION 9.06                                      Additional Voting Terms; Calculation of Principal Amount. All Notes issued under this Indenture shall vote and consent together on all matters (as to which any of such Notes may vote) as one class and no Notes will have the right to vote or consent as a separate class on any matter. Determinations as to whether holders of the requisite aggregate principal amount of Notes have concurred in any direction, waiver or consent shall be made in accordance with this Article IX and Section 2.13.

SECTION 9.07                                      Compliance with the Trust Indenture Act. From the date on which this Indenture is qualified under the TIA, every amendment, waiver or supplement to this Indenture or the Notes shall comply with the TIA as then in effect.

ARTICLE X

RANKING OF NOTE LIENS

SECTION 10.01                               Relative Rights. The Intercreditor Agreements govern the relative rights and remedies, as lienholders, among holders of Liens securing First Priority Lien Obligations and holders of Liens securing Second Priority Lien Obligations. Nothing in this Indenture or the Intercreditor Agreements will:

(a)                                 impair, as between the Issuer and holders of Notes, the obligation of the Issuer which is absolute and unconditional, to pay principal of, premium and interest on Notes in accordance with their terms or to perform any other obligation of the Issuer or any other obligor under this Indenture, the Notes, the Subsidiary Guarantees and the Security Documents;

(b)                                 restrict the right of any holder to sue for payments that are then due and owing, in a manner not inconsistent with the provisions of the Intercreditor Agreements;

(c)                                  prevent the Trustee, the Collateral Agent or any holder from exercising against the Issuer or any other obligor any of its other available remedies upon a Default or Event of Default (other than its rights as a secured party, which are subject to the Intercreditor Agreements); or

(d)                                 restrict the right of the Trustee, the Collateral Agent or any holder:

(1)                                 to file and prosecute a petition seeking an order for relief in an involuntary bankruptcy case as to any obligor or otherwise to commence, or seek relief commencing, any insolvency or liquidation proceeding involuntarily against any obligor;

(2)                                 to make, support or oppose any request for an order for dismissal, abstention or conversion in any insolvency or liquidation proceeding;

(3)                                 to make, support or oppose, in any insolvency or liquidation proceeding, any request for an order extending or terminating any period during which the debtor (or any other Person) has the exclusive right to propose a plan of reorganization or other dispositive restructuring or liquidation plan therein;

(4)                                 to seek the creation of, or appointment to, any official committee representing creditors (or certain of the creditors) in any insolvency or liquidation proceedings and, if appointed, to serve and act as a member of such committee without being in any respect restricted or bound by, or liable for, any of the obligations under this Article X;

(5)                                 to seek or object to the appointment of any professional person to serve in any capacity in any insolvency or liquidation proceeding or to support or object to any request for compensation made by any professional person or others therein;

(6)                                 to make, support or oppose any request for an order appointing a trustee or examiner in any insolvency or liquidation proceeding; or

(7)                                 otherwise to make, support or oppose any request for relief in any insolvency or liquidation proceeding that it is permitted by law to make, support or oppose if it were a holder of unsecured claims, or as to any matter relating to (x) any plan of reorganization or other restructuring or liquidation plan or (y) the administration of the estate or the disposition of the case or proceeding (in each case except as set forth in the Intercreditor Agreements).

ARTICLE XI

COLLATERAL

SECTION 11.01                               Security Documents. (a) The payment of the principal of and interest and premium, if any, on the Notes when due, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise and whether by the Issuer pursuant to the Notes or by the Subsidiary Guarantors pursuant to the Subsidiary Guarantees, the payment of all other Notes Obligations and the performance of all other obligations of the Issuer and the Subsidiary Guarantors under this Indenture, the Notes, the Subsidiary Guarantees and the Security Documents shall be secured as provided in the Security Documents, which the Issuer and the applicable Subsidiary Guarantors entered into on the Issue Date and will be secured by Security Documents hereafter delivered as required or permitted by this Indenture. The Issuer shall, and shall cause each Restricted Subsidiary to, and each Restricted Subsidiary shall, make all filings (including filings of continuation statements and amendments to UCC financing statements that may be necessary to continue the effectiveness of such UCC financing statements) and all other actions as are necessary or required by the Security Documents to maintain (at the sole cost and expense of the Issuer and the Restricted Subsidiaries) the security interest created by the Security Documents in the Collateral (other than with respect to any

Collateral the security interest in which is not required to be perfected under the Security Documents) as a continuing perfected security interest subject only to Permitted Liens and Liens permitted by Section 4.12.

(b)                                 Notwithstanding the foregoing, the Issuer shall use commercially reasonable efforts to perfect all security interests in the Collateral (other than Excluded Collateral) on or prior to the Issue Date and, with respect to any Collateral (other than Excluded Collateral) for which security interests have not been granted or perfected on or prior to the Issue Date, use commercially reasonable efforts to cause the taking of additional actions required to grant or perfect the security interest in the Collateral required to be pledged under this Indenture and the Security Documents within 90 days following the Issue Date, unless extended by the Collateral Agent or the agents under the Credit Agreements.

(c)                                  In the event that mortgages are not in place on owned real properties (other than Excluded Collateral) to be mortgaged as security for the Notes, if any, on or prior to the Issue Date, the Issuer shall use commercially reasonable efforts to cause second-priority mortgages to be recorded with respect to the owned real properties of the Issuer and the Subsidiary Guarantors (other than Excluded Collateral) if any, and, where applicable, to obtain title insurance policies insuring the second-priority mortgages on the properties, in each case, subject to local law limitation in granting of security to more than one secured party, within 90 days following the Issue Date, unless extended by the Collateral Agent.

SECTION 11.02                               Collateral Agent.

(a)                                 The Collateral Agent is authorized and empowered to appoint one or more co-Collateral Agents or sub-agents as it deems necessary or appropriate.

(b)                                 Subject to Section 7.01, neither the Trustee nor the Collateral Agent nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency, continuation, maintenance or protection of any Lien securing Second Priority Lien Obligations or otherwise granted in connection with the Transactions, or for any defect or deficiency as to any such matters, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens securing Second Priority Lien Obligations or the Security Documents or any delay in doing so.

(c)                                  The Collateral Agent will be subject to such directions as may be given it by the Trustee from time to time (as required or permitted by this Indenture); provided that in the event of conflict between directions received pursuant to the Security Documents and the Intercreditor Agreements and directions received hereunder, the Collateral Agent will be subject to directions received pursuant to the Security Documents and the Intercreditor Agreements. Except as directed by the Trustee as required or permitted by this Indenture and any other representatives or pursuant to the Security Documents or the Intercreditor Agreements, the Collateral Agent will not be obligated:

(1)                                 to act upon directions purported to be delivered to it by any other Person;

(2)                                 to foreclose upon or otherwise enforce any Lien securing Second Priority Lien Obligations; or

(3)                                 to take any other action whatsoever with regard to any or all of the Liens securing Second Priority Lien Obligations (or any Lien), Security Documents or Collateral.

(d)                                 The Collateral Agent will be accountable only for amounts that it actually receives as a result of the enforcement of the Liens securing Second Priority Lien Obligations or the Security Documents.

(e)                                  In acting as Collateral Agent or co-Collateral Agent, the Collateral Agent and each co-Collateral Agent may rely upon and enforce each and all of the rights, powers, immunities, indemnities and benefits of the Trustee under Article VII hereof.

(f)                                   The holders of Notes agree that the Collateral Agent shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Collateral Agent by this Indenture and the Security Documents. Furthermore, each holder of a Note, by accepting such Note, consents to the terms of and authorizes and directs the Trustee (in each of its capacities) and the Collateral Agent to enter into and perform each of the Intercreditor Agreements and Security Documents in each of its capacities thereunder.

(g)                                  If the Issuer (i) Incurs First Priority Lien Obligations at any time when no intercreditor agreement is in effect or at any time when Indebtedness constituting First Priority Lien Obligations entitled to the benefit of the Intercreditor Agreements is concurrently retired, and (ii) delivers to the Collateral Agent an Officer’s Certificate so stating and requesting the Collateral Agent to enter into an intercreditor agreement (on substantially the same terms as the Intercreditor Agreements) in favor of a designated agent or representative for the holders of the First Priority Lien Obligations so Incurred, the Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement, bind the holders on the terms set forth therein and perform and observe its obligations thereunder.

(h)                                 At all times when the Trustee is not itself the Collateral Agent, the Issuer will deliver to the Trustee copies of all Security Documents delivered to the Collateral Agent and copies of all documents delivered to the Collateral Agent pursuant to this Indenture and the Security Documents.

(i)                                     If the Issuer Incurs any Other Second Lien Obligations or any Junior Lien Obligations and delivers to the Collateral Agent and/or the Trustee, as applicable, an Officer’s Certificate requesting the Collateral Agent and/or the Trustee, as applicable, to enter into an intercreditor agreement with a designated agent or representative for the holders of the Other Second Lien Obligations or the Junior Lien Obligations, as applicable, so Incurred, the Collateral Agent and/or the Trustee, as applicable, shall (and each is hereby authorized to) enter into such intercreditor agreement, bind the holders on the terms set forth therein and perform and observe its obligations thereunder.

SECTION 11.03                               Authorization of Actions to Be Taken. (a) Each holder of Notes, by its acceptance thereof, consents and agrees to the terms hereof and of each Security Document and the Intercreditor Agreements as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of this Indenture, authorizes and directs the Trustee and/or the Collateral Agent to enter into the Intercreditor Agreements and the Security Documents to which it is a party, authorizes and empowers the Trustee to direct the Collateral Agent to enter into, and the Collateral Agent to execute and deliver, the Security Documents and the Intercreditor Agreements and authorizes and empowers the Trustee and the Collateral Agent to bind the holders of Notes and other holders of Obligations as set forth in the Security Documents to which it is a party and the Intercreditor Agreements and to perform its obligations and exercise its rights and powers thereunder.

(b)                                 Subject to the provisions of the Intercreditor Agreements and the Security Documents, the Trustee and the Collateral Agent are authorized and empowered to receive for their benefit and for the benefit of the holders of Notes any funds collected or distributed under the Security Documents to which the Collateral Agent or Trustee is a party and to make further distributions of such funds to the holders of Notes according to the provisions of this Indenture.

(c)                                  Subject to the provisions of Article VI, Section 7.01 and Section 7.02 hereof, the Intercreditor Agreements and the Security Documents, upon the occurrence and continuance of an Event of Default, the Trustee may, in its sole discretion and without the consent of the holders, direct, on behalf of the holders, the Collateral Agent to take all actions necessary or appropriate in order to:

(1)                                 foreclose upon or otherwise enforce any or all of the Liens securing the Second Priority Lien Obligations;

(2)                                 enforce any of the terms of the Security Documents to which the Collateral Agent or Trustee is a party; or

(3)                                 collect and receive payment of any and all Notes Obligations.

Subject to the Intercreditor Agreements, the Trustee is authorized and empowered to institute and maintain, or direct the Collateral Agent to institute and maintain, such suits and proceedings as are necessary to protect or enforce the Liens securing the Second Priority Lien Obligations or the Security Documents to which the Collateral Agent or the Trustee is a party or to prevent any impairment of Collateral by any acts that may be unlawful or in violation of the Security Documents to which the Collateral Agent or the Trustee is a party or this Indenture, and such suits and proceedings as are necessary to preserve or protect its interests and the interests of the holders of Notes in the Collateral, including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of holders, the Trustee or the Collateral Agent.

SECTION 11.04                               Release of Liens. (a) Notwithstanding anything to the contrary in the Security Documents or the Intercreditor Agreements, Collateral may be released from the Lien and security interest created by the Security Documents to secure the Notes and Obligations under this Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreements or the Security Documents or as provided hereby. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes, and the applicable Subsidiary Guarantor shall be automatically released from its obligations under this Indenture and the Security Documents, under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreements or the Security Documents:

(1)                                 to enable the Issuer or any Subsidiary Guarantor to consummate the disposition (other than any disposition to the Issuer or another Subsidiary Guarantor) of such property or assets to the extent not prohibited under Section 4.06;

(2)                                 in respect of the property and assets of a Subsidiary Guarantor, upon the release or discharge of the Subsidiary Guarantee of such Subsidiary Guarantor in accordance with Section 12.02(b);

(3)                                 in respect of the property and assets of the Issuer, upon the release or discharge of the Issuer’s Notes Obligations in accordance with this Indenture;

(4)                                 in respect of any property and assets securing the First Priority Lien Obligations, upon the release of the security interests securing such assets or property securing any First Priority Lien Obligations, other than in connection with a Discharge of Senior Lender Claims;

(5)                                 as provided in the Intercreditor Agreements with respect to enforcement actions by the holders of First Priority Lien Obligations;

(6)                                 pursuant to an amendment or waiver in accordance with Article IX; and

(7)                                 if the Notes have been discharged or defeased pursuant to Section 8.01.

In addition, (i) the security interests granted pursuant to the Security Documents securing the Obligations shall automatically terminate and/or be released all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the applicable Obligors (as defined in the Collateral Agreement), as of the date when all the Obligations under this Indenture, the Notes and the Security Documents (other than contingent or unliquidated obligations or liabilities not then due) have been paid in full in cash or immediately available funds; and (ii) the security interests granted pursuant to the Security Documents securing the Obligations shall automatically terminate as of the date when the holders of at least two thirds in aggregate principal amount of all Notes issued under this Indenture consent to the termination of the Security Documents.

In connection with any termination or release pursuant to this Section 11.04(a), the Collateral Agent shall execute and deliver to any Obligor (as defined in the Collateral Agreement), at such Obligor’s expense, all documents that such Obligor shall reasonably request to evidence such termination or release (including, without limitation, UCC termination statements), and will duly assign and transfer to such Obligor, such of the Pledged Shares, Promissory Notes, Instruments and Tangible Chattel Paper (each, as defined in the Collateral Agreement) that may be in the possession of the Collateral Agent and has not theretofore been sold or otherwise applied or released pursuant to this Indenture or the Security Documents. Any execution and delivery of documents pursuant to this Section 11.04(a) shall be without recourse to or warranty by the Collateral Agent. In connection with any release pursuant to this Section 11.04(a), the Obligors shall be permitted to take any action in connection therewith consistent with such release including, without limitation, the filing of UCC termination statements.

Upon the receipt of an Officer’s Certificate and Opinion of Counsel from the Issuer, as described in Section 11.04(b) below, if applicable, and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuer, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture, the Security Documents or the Intercreditor Agreements.

(b)                                 Notwithstanding anything herein to the contrary, in connection with (x) any release of Collateral pursuant to Section 11.04(a)(2), (3) or (6), such Collateral may not be released from the Lien and security interest created by the Security Documents and (y) any release of Collateral pursuant to Section 11.04(a)(1), (4), (5) and (7), the Collateral Agent shall not be required to execute, deliver or acknowledge any instruments of termination, satisfaction or release unless, in each case, an Officer’s Certificate and Opinion of Counsel certifying that all conditions precedent, including, without limitation, this Section 11.04, have been met and stating under which of the circumstances set forth in Section 11.04(a) above the Collateral is being released have been delivered to the Collateral Agent on or prior to the date of such release or, in the case of clause (y) above, the date on which the Collateral Agent executes any such instrument.

(c)                                  Notwithstanding anything herein to the contrary, at any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of this Indenture or the Security Documents will be effective as against the holders, except as otherwise provided in the Intercreditor Agreements.

SECTION 11.05                               Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XI upon the Issuer or the Subsidiary Guarantors with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or the Subsidiary Guarantors or of any officer or officers thereof required by the provisions of this Article XI; and if the Trustee, the Collateral Agent or a nominee of the Trustee or the Collateral Agent shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee, the Collateral Agent or a nominee of the Trustee or the Collateral Agent.

SECTION 11.06                       Release Upon Termination of the Issuer’s Obligations. In the event (i) that the Issuer delivers to the Trustee an Officer’s Certificate and Opinion of Counsel certifying that all the obligations under this Indenture, the Notes and the Security Documents have been satisfied and discharged by the payment in full of the Issuer’s obligations under the Notes, this Indenture and the Security Documents, and all such obligations have been so satisfied, or (ii) a discharge, legal defeasance or covenant defeasance of this Indenture occurs under Article VIII, the Trustee shall deliver to the Issuer and the Collateral Agent a notice stating that the Trustee, on behalf of the holders, disclaims and gives up any and all rights it has in or to the Collateral, and any rights it has under the Security Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall do or cause to be done all acts reasonably necessary at the request and expense of the Issuer to release such Lien as soon as is reasonably practicable.

SECTION 11.07                       Designations. Except as provided in the next sentence, for purposes of the provisions hereof and the Intercreditor Agreements requiring the Issuer to designate Indebtedness for the purposes of the terms First Priority Lien Obligations, Other Second Lien Obligations, Junior Lien Obligations or any other such designations hereunder or under the Intercreditor Agreements, any such designation shall be sufficient if the relevant designation provides in writing that such First Priority Lien Obligations, Other Second Lien Obligations, Junior Lien Obligations or such other designations are permitted under this Indenture and is signed on behalf of the Issuer by an Officer and delivered to the Trustee and the Collateral Agent. For all purposes hereof and the Intercreditor Agreements, the Issuer hereby designates the Obligations pursuant to the Credit Agreements as in effect on the Issue Date as “First Priority Lien Obligations.”

SECTION 11.08                       Certificates and Opinions. (a) Any release of Collateral permitted by Section 11.04 hereof will be deemed not to impair the Liens under this Indenture, the Intercreditor Agreement and the Security Documents in contravention thereof and any Person that is required to deliver an Officer’s Certificate or Opinion of Counsel pursuant to TIA Section 314(d) shall be entitled to rely upon the foregoing as a basis for delivery of such certificate or opinion. The Trustee may accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such documents and Opinion of Counsel.

(b)                                 If any Collateral is released in accordance with this Indenture, Intercreditor Agreement or any Security Document and if the Issuer has delivered the certificates and documents required by the Security Documents and Section 11.04 and 11.08(a) above, the Opinion of Counsel delivered to the Trustee will state whether the Trustee has received all documentation required by the TIA in connection with such release.

(c)                                  Any Officer’s Certificate or Opinion of Counsel required pursuant to TIA Section 314(d) may be made by an Officer of the Issuer, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

(d)                                 Notwithstanding anything to the contrary herein, the Issuer and its Subsidiaries will not be required to comply with all or any portion of TIA Section 314(d) if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of business.

ARTICLE XII

GUARANTEE

SECTION 12.01 Subsidiary Guarantee.

(a)                                 Each Subsidiary Guarantor hereby jointly and severally, irrevocably and unconditionally guarantees, on a senior basis, as a primary obligor and not merely as a surety, to each holder, to the Trustee and to the Collateral Agent and their respective successors and assigns (i) the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuer under this Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes and all other monetary obligations of the Issuer under this Indenture and the Notes and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Issuer whether for fees, expenses, indemnification or otherwise under this Indenture, the Security Documents, the Intercreditor Agreement and the Notes (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”). The Guaranteed Obligations of all Subsidiary Guarantors shall be secured by security interests (subject to Permitted Liens and Liens permitted by Section 4.12) in the Collateral owned by such Subsidiary Guarantor pursuant to the terms of the Security Documents (but subject to the terms and conditions of the Security Documents and the Intercreditor Agreements). Each Subsidiary Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from any Subsidiary Guarantor, and that each Subsidiary Guarantor shall remain bound under this Article XII notwithstanding any extension or renewal of any Guaranteed Obligation.

(b)                                 Each Subsidiary Guarantor waives presentation to, demand of payment from and protest to the Issuer of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (i) the failure of any holder, the Collateral Agent or the Trustee to assert any claim or demand or to enforce any right or remedy against the Issuer or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of this Indenture, the Notes or any other agreement; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any holder, the Collateral Agent or the Trustee for the Guaranteed Obligations or each Subsidiary Guarantor; (v) the failure of any holder, the Collateral Agent or the Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (vi) any change in the ownership of each Subsidiary Guarantor, except as provided in Section 12.02(b). Each Subsidiary Guarantor hereby waives any right to which it may be entitled to have its obligations hereunder divided among the Subsidiary Guarantors, such that such Subsidiary Guarantor’s obligations would be less than the full amount claimed.

(c)                                  Each Subsidiary Guarantor hereby waives any right to which it may be entitled to have the assets of the Issuer first be used and depleted as payment of the Issuer’s or such Subsidiary Guarantor’s obligations hereunder prior to any amounts being claimed from or paid by such Subsidiary Guarantor hereunder. Each Subsidiary Guarantor hereby waives any right to which it may be entitled to require that the Issuer be sued prior to an action being initiated against such Subsidiary Guarantor.

(d)                                 Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any holder or the Trustee or Collateral Agent to any security held for payment of the Guaranteed Obligations.

(e)                                  The Subsidiary Guarantee of each Subsidiary Guarantor is, to the extent and in the manner set forth in Article XII, equal in right of payment to all existing and future Pari Passu Indebtedness (but subject to the terms and conditions of the Security Documents and the Intercreditor Agreements), senior in right of payment to all existing and future Subordinated Indebtedness of such Subsidiary Guarantor.

(f)                                   Except as expressly set forth in Sections 8.01(b), 12.02 and 12.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any holder, the Collateral Agent or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Subsidiary Guarantor or would otherwise operate as a discharge of any Subsidiary Guarantor as a matter of law or equity.

(g)                                  Each Subsidiary Guarantor agrees that its Subsidiary Guarantee shall remain in full force and effect until payment in full of all the Guaranteed Obligations. Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any holder or the Trustee or Collateral Agent upon the bankruptcy or reorganization of the Issuer or otherwise.

(h)                                 In furtherance of the foregoing and not in limitation of any other right which any holder, the Collateral Agent or the Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Issuer to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Subsidiary Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee or Collateral Agent, forthwith pay, or cause to be paid, in cash, to the holders or the Trustee or Collateral Agent an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by applicable law) and (iii) all other monetary obligations of the Issuer to the holders, the Collateral Agent and the Trustee.

(i)                                     Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the holders in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the holders, the Collateral Agent and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article VI for the purposes of the Subsidiary Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article VI, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purposes of this Section 12.01.

(j)                                    Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) Incurred by the Trustee, the Collateral Agent or any holder in enforcing any rights under this Section 12.01.

(k)                                 Upon request of the Trustee, each Subsidiary Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 12.02                       Limitation on Liability.

(a)                                 Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by each Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee or this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally or capital maintenance or corporate benefit rules applicable to guarantees for obligations of Affiliates.

(b)                                 A Subsidiary Guarantee as to any Restricted Subsidiary that is (or becomes) a party hereto on the date hereof or that executes a supplemental indenture in accordance with Section 4.11 hereof and provides a guarantee shall terminate and be of no further force or effect and such Subsidiary Guarantee shall be deemed to be automatically released from all obligations under this Article XII upon any of the following:

(i)                                    the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation or otherwise) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary) of the applicable Subsidiary Guarantor, if such sale, disposition, exchange or other transfer is made in a manner not in violation of this Indenture;

(ii)                                 the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of Section 4.04 and the definition of “Unrestricted Subsidiary”;

(iii)                              the release or discharge of the guarantee by such Subsidiary Guarantor of any Credit Agreement (and any other Indebtedness of such Subsidiary Guarantor under Section 4.03(b)(i)) and any other Indebtedness which resulted in the obligation to guarantee the Notes;

(iv)                             the Issuer’s exercise of its legal defeasance option or covenant defeasance option under Article VIII or if the Issuer’s obligations under this Indenture are discharged in accordance with the terms of this Indenture;

(v)                                such Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First Priority Lien Obligations or other exercise of remedies in respect thereof, subject to, in each case, the application of the proceeds of such foreclosure or exercise of remedies in the manner described in the Security Documents; and

(vi)                             the occurrence of a Covenant Suspension Event.

SECTION 12.03                        [Reserved].

SECTION 12.04                        Successors and Assigns. This Article XII shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the holders and, in the event of any transfer or assignment of rights by any holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 12.05                        No Waiver. Neither a failure nor a delay on the part of either the Trustee or the holders in exercising any right, power or privilege under this Article XII shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article XII at law, in equity, by statute or otherwise.

SECTION 12.06                       Modification. No modification, amendment or waiver of any provision of this Article XII, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle any Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.

SECTION 12.07                       Execution of Supplemental Indenture for Future Subsidiary Guarantors. Each Subsidiary which is required to become a Subsidiary Guarantor of the Notes pursuant to Section 4.11 shall promptly execute and deliver to the Trustee a supplemental indenture in the form of Exhibit C hereto pursuant to which such Subsidiary shall become a Subsidiary Guarantor under this Article XII and shall guarantee the Notes. Concurrently with the execution and delivery of such supplemental indenture, the Issuer shall deliver to the Trustee an Opinion of Counsel and an Officer’s Certificate certifying that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and that, subject to the application of bankruptcy, insolvency, moratorium, fraudulent conveyance or transfer and other similar laws relating to creditors’ rights generally and to the principles of equity, whether considered in a proceeding at law or in equity, the Subsidiary Guarantee of such Subsidiary Guarantor is a valid and binding obligation of such Subsidiary Guarantor, enforceable against such Subsidiary Guarantor in accordance with its terms and/or to such other matters as the Trustee may reasonably request.

SECTION 12.08                       Non-Impairment. The failure to endorse a Subsidiary Guarantee on any Note shall not affect or impair the validity thereof.

ARTICLE XIII

MISCELLANEOUS

SECTION 13.01                       Trust Indenture Act Controls.          If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an “incorporated provision”) included in this Indenture by operation of, Sections 310 to 318 of the TIA, inclusive, such imposed duties or incorporated provision shall control.

SECTION 13.02                       Notices.

(a)                                 Any notice or communication required or permitted hereunder shall be in writing and delivered in person, via facsimile or mailed by first-class mail addressed as follows:

if to the Issuer or a Subsidiary Guarantor:

c/o Mood Media Corporation

1703 W. 5th St., Suite 600

Austin, Texas 78703

Attention: Steve Richards, President and Chief Executive

Officer

Facsimile: [•]

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Brad J. Finkelstein

Fax: 212-492-0074

if to the Trustee:

The Bank of New York Mellon

101 Barclay Street, Floor 7-E

New York, NY 10286

Attention: Corporate Trust

Fax: 212-815-5366

The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b)                                 Any notice or communication delivered to a holder shall be mailed, first class mail, to the holder at the holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

(c)                                  Failure to mail a notice or communication to a holder or any defect in it shall not affect its sufficiency with respect to other holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it, except that notices to the Trustee are effective only if received.

Each of the Trustee and the Collateral Agent may, in its sole discretion, agree to accept and act upon instructions or directions pursuant to this Indenture sent by e-mail, facsimile transmission or other similar electronic methods. If the party elects to give the Trustee or Collateral Agent e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee or Collateral Agent, as the case may be, in its discretion elects to act upon such instructions, the Trustee’s or Collateral Agent’s understanding of such instructions shall be deemed controlling. The Trustee or Collateral Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s or Collateral Agent’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee or Collateral Agent, including without limitation the risk of the Trustee or Collateral Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the holders may be made electronically in accordance with procedures of the Depository.

SECTION 13.03                       Communication by the Holders with Other Holders. The holders may communicate pursuant to Section 312(b) of the TIA with other holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and other Persons shall have the protection of Section 312(c) of the TIA.

SECTION 13.04                       Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee or Collateral Agent to take or refrain from taking any action under this Indenture, the Security Documents, the Notes or the Intercreditor Agreement, the Issuer shall furnish to the Trustee or Collateral Agent at the request of the Trustee or the Collateral Agent:

(a)                                 an Officer’s Certificate executed by the Issuer in form reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture, the Security Documents, the Notes or the Intercreditor Agreement, relating to the proposed action have been complied with; and

(b)                                 an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

SECTION 13.05                       Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 4.09) shall include:

(a)                                 a statement that the individual making such certificate or opinion has read such covenant or condition;

(b)                                 a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)                                  a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)                                 a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

SECTION 13.06                       [Reserved].

SECTION 13.07                       Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of the holders. The Registrar and a Paying Agent may make reasonable rules for their functions.

SECTION 13.08                       Legal Holidays. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such payment date if it were a Business Day for the intervening period. If a regular Record Date is not a Business Day, the Record Date shall not be affected.

SECTION 13.09                       GOVERNING LAW Consent to Jurisdiction.

(a) THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

(b)                                 The parties irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, City of New York, over any suit, action or proceeding arising out of or relating to this Indenture. To the fullest extent permitted by applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 13.10                       No Recourse Against Others. No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuer, any Subsidiary Guarantor or any direct or indirect parent companies, as such, shall have any liability for any obligations of the Issuer or any Subsidiary Guarantor under the Notes, the Subsidiary Guarantees or this Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SECTION 13.11                       Successors. All agreements of the Issuer and the Subsidiary Guarantors in this Indenture and the Notes shall bind such person’s successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 13.12                     Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original (which may be delivered in original form or facsimile or an electronic file thereof), but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

SECTION 13.13                       Table of Contents; Headings. The table of contents, cross- reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 13.14                       Indenture Controls. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of this Indenture, such provision of this Indenture shall control.

SECTION 13.15                       Severability. In case any provision in this Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 13.16                       Intercreditor Agreements. The terms of this Indenture are subject to the terms of the Intercreditor Agreements.

SECTION 13.17                       Waiver of Jury Trial. EACH OF THE ISSUER, THE SUBSIDIARY GUARANTORS, THE TRUSTEE AND COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 13.18                       U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

SECTION 13.19                       U.S. Tax Withholding. The Issuer shall require each noteholder to collect and provide to the Issuer: (i) properly completed and signed tax certifications (generally with respect to U.S. federal income tax, IRS Form W-9 (or applicable successor form) in the case of a Person that is a “United States Person” within the meaning of Section 7701(a)(30) of the Code or the appropriate IRS Form W-8 or W-8BEN-E (or applicable successor form) in the case of a Person that is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code, and any other information necessary to eliminate the imposition of, or determine the amount of, U.S. withholding Tax (such certifications and other information, “Noteholder Tax Information”); and (ii) information sufficient to eliminate the imposition of, or determine the amount of, U.S. withholding tax under Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof (such information, “Noteholder FATCA Information” and any such tax, a “FATCA Withholding Tax”). To the extent the Issuer determines that any withholding or deduction pursuant to the preceding sentence is applicable, it shall promptly notify the Trustee of such fact. Each holder of a Note or an interest therein, by acceptance of such Note or such interest in such Note, shall be deemed to have agreed to provide the Trustee or the Paying Agent with the Noteholder Tax Identification Information and, to the extent FATCA Withholding Tax is applicable, the Noteholder FATCA Information if the holder is able to do so in compliance with applicable law. In addition, each holder of a Note shall be deemed to understand that the Trustee or the Paying Agent has the right to withhold interest payable with respect to the Note (without any corresponding gross-up) on any beneficial owner of an interest in a Note that fails to comply with the foregoing requirements.

SECTION 13.20                        U.S. Tax Withholding. Notwithstanding any other provision of this Indenture, the Trustee shall be entitled to make a deduction or withholding from any payment which it makes under this Indenture for or on account of any present or future taxes, duties or charges if and to the extent so required by any applicable law and any current or future regulations or agreements thereunder or official interpretations thereof or any law implementing any intergovernmental approach thereto or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Trustee shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted and shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such withholding tax.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

MOOD MEDIA CORPORATION

By:
Name:
Title:

MOOD MEDIA NORTH AMERICA HOLDINGS CORP.
SERVICENET EXP, LLC TECHNOMEDIA NY, LLC CONVERGENCE, LLC TECHNOMEDIA SOLUTIONS, LLC
MOOD MEDIA NORTH AMERICA, LLC DMX HOLDINGS, LLC
DMX, LLC
DMX RESIDENTIAL HOLDINGS, LLC DMX RESIDENTIAL, LLC
MOOD US ACQUISITION1, LLC MUZAK HOLDINGS LLC MUZAK LLC
MUZAK CAPITAL, LLC

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Trustee

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

APPENDIX A

PROVISIONS RELATING TO INITIAL NOTES, ADDITIONAL NOTES AND PIK NOTES

1.                                      Definitions.

1.1                               Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

“Definitive Note” means a certificated Initial Note, PIK Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depository” means the depository with respect to a Global Note or any successor person thereto, who shall initially be the Trustee.

“Global Notes Legend” means the legend set forth under that caption in the applicable Exhibit to this Indenture.

“IAI” means an institutional “accredited investor” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Notes Custodian” means the custodian with respect to a Global Note or any successor person thereto, who shall initially be the Trustee.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Notes” means all Initial Notes offered and sold outside the United States in reliance on Regulation S.

“Restricted Notes Legend” means the legend set forth in Section 2.2(f)(i) herein.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 501” means Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Transfer Restricted Definitive Notes” means Definitive Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Global Notes” means Global Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Notes” means the Transfer Restricted Definitive Notes and Transfer Restricted Global Notes.

L-A-1

“Unrestricted Definitive Notes” means Definitive Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

“Unrestricted Global Notes” means Global Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

1.2                               Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Global Notes	2.1(b)

2.                                      The Notes.

2.1                               Form and Dating; Global Notes.

(a)                                 The Initial Notes issued on the date hereof will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the Securities Act. Such Initial Notes may thereafter be transferred to, among others, QIBs, purchasers in reliance on Regulation S and, except as set forth below, IAIs in accordance with Rule 501.  Additional Notes offered after the date hereof may be offered and sold by the Issuer from time to time pursuant to one or more agreements in accordance with applicable law. PIK Notes may also be issued after the date hereof, to the extent PIK Interest is paid by issuing an additional Note.

The Initial Notes shall be issued in definitive form as Definitive Notes.

(b)                               Global Notes.  After the Issue Date, Notes may be issued in global form (collectively, the “Global Notes”) and shall bear the Global Note Legend. Global Notes initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Notes Legend.

Members of, or direct or indirect participants in, the Depository (collectively, the “Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Notes. The Depository may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of the Global Notes for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any Note.

(ii)                                  Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Definitive Notes only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2.  In addition, a Global Note shall be exchangeable for Definitive Notes if (x) the Depository (1) notifies the Issuer that it is unwilling or unable to continue as

L-A-2

depository for such Global Note and the Issuer thereupon fails to appoint a successor depository or (2) has ceased to be a clearing agency registered under the Exchange Act or (y) there shall have occurred and be continuing an Event of Default with respect to such Global Note and a request has been made for such exchange. In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii)                               In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to subsection (i) of this Section 2.1(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and, upon written order of the Issuer signed by an Officer, the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(iv)                              Any Transfer Restricted Note delivered in exchange for an interest in a Global Note pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Notes Legend.

(v)                               [Reserved].

(vi)                              The holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a holder is entitled to take under this Indenture or the Notes.

2.2                               Transfer and Exchange.

(a)                                 Transfer and Exchange of Global Notes.  A Global Note may not be transferred as a whole except as set forth in Section 2.1(b).  Global Notes will not be exchanged by the Issuer for Definitive Notes except under the circumstances described in Section 2.1(b)(ii). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.08 of this Indenture. Beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.2(b).

(b)                               Transfer and Exchange of Beneficial Interests in Global Notes.  The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Transfer Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Notes shall be transferred or exchanged only for beneficial interests in Global Notes.  Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)                                     Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Transfer Restricted Global Note may be transferred to Persons who take

L-A-3

delivery thereof in the form of a beneficial interest in the same Transfer Restricted Global Note in accordance with the transfer restrictions set forth in the Restricted Notes Legend. A beneficial interest in an Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii)                                  All Other Transfers and Exchanges of Beneficial Interests in Global Notes.  In connection with all transfers and exchanges of beneficial interests in any Global Note that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note pursuant to Section 2.2(g).

(iii)                               Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in a Transfer Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Note if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)                               if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note; and

(B)                               if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note.

(iv)                              Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in a Transfer Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)                               if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

L-A-4

(B)                               if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuer or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Issuer and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate executed by the Issuer in accordance with Section 2.01 of this Indenture, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v)                               Transfer and Exchange of Beneficial Interests in an Unrestricted Global Note for Beneficial Interests in a Transfer Restricted Global Note. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(c)                                  Transfer and Exchange of Beneficial Interests in Global Notes for Definitive Notes.  A beneficial interest in a Global Note may not be exchanged for a Definitive Note except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Note may not be transferred to a Person who takes delivery thereof in the form of a Definitive Note except under the circumstances described in Section 2.1(b)(ii). In any case, beneficial interests in Global Notes shall be transferred or exchanged only for Definitive Notes.

(d)                               Transfer and Exchange of Definitive Notes for Beneficial Interests in Global Notes.  Transfers and exchanges of Definitive Notes for beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii) or (iii) below, as applicable:

(i)                                     Transfer Restricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes.  If any holder of a Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in a Transfer Restricted Global Note or to transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Transfer Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)                               if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Note for a beneficial interest in a Transfer Restricted Global Note, a certificate from such holder in the form attached to the applicable Note;

L-A-5

(B)                               if such Transfer Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(C)                               if such Transfer Restricted Definitive Note is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule

904 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(D)                               if such Transfer Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(E)                                if such Transfer Restricted Definitive Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate from such holder in the form attached to the applicable Note, including the certifications, certificates and Opinion of Counsel, if applicable; or

(F)                                 if such Transfer Restricted Definitive Note is being transferred to the Issuer or a Subsidiary thereof, a certificate from such holder in the form attached to the applicable Note, the Trustee shall cancel the Transfer Restricted Definitive Note and increase or cause to be increased the aggregate principal amount of the appropriate Transfer Restricted Global Note.

(ii)                                  Transfer Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.  A holder of a Transfer Restricted Definitive Note may exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)                               if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B)                               if the holder of such Transfer Restricted Definitive Note proposes to transfer such Transfer Restricted Definitive Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuer or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Issuer and the Registrar to the effect that such exchange or transfer is in

L-A-6

compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Definitive Note and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s

Certificate executed by the Issuer, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Transfer Restricted Note transferred or exchanged pursuant to this subparagraph (ii).

(iii)                               Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.  A holder of an Unrestricted Definitive Note may exchange such Unrestricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.  If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of a written order of the Issuer in the form of an Officer’s Certificate executed by the Issuer, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Unrestricted Definitive Note transferred or exchanged pursuant to this subparagraph (iii).

(iv)                              Unrestricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes.  An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(e)                                  Transfer and Exchange of Definitive Notes for Definitive Notes.  Upon request by a holder of Definitive Notes and such holder’s compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Notes.  Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder or by its attorney, duly authorized in writing. In addition, the requesting holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i)                                     Transfer Restricted Definitive Notes to Transfer Restricted Definitive Notes. A Transfer Restricted Note may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Definitive Note if the Registrar receives the following:

L-A-7

(A)                               if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(B)                               if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(C)                               if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Note;

(D)                               if the transfer will be made to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (A) through (C) above, a certificate in the form attached to the applicable Note; and

(E)                                if such transfer will be made to the Issuer or a Subsidiary thereof, a certificate in the form attached to the applicable Note.

(ii)                                  Transfer Restricted Definitive Notes to Unrestricted Definitive Notes. Any Transfer Restricted Definitive Note may be exchanged by the holder thereof for an Unrestricted Definitive Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A)                               if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note; or

(B)                               if the holder of such Transfer Restricted Definitive Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuer or the Registrar so request, an Opinion of Counsel in form reasonably acceptable to the Issuer and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)                               Unrestricted Definitive Notes to Unrestricted Definitive Notes.  A holder of an Unrestricted Definitive Note may transfer such Unrestricted Definitive Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the holder thereof.

L-A-8

(iv)          Unrestricted Definitive Notes to Transfer Restricted Definitive Notes.  An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Definitive Note.

At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)            Legend.

(i)            Except as permitted by the following paragraph (iii) or (iv), each Note certificate evidencing the Global Notes and any Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S.  SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON, IS NOT ACQUIRING THIS SECURITY FOR THE ACCOUNT OR FOR THE BENEFIT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501 OF REGULATION D, (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE

L-A-9

OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUER SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

“NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE TERMS OF THIS SECURITY ARE SUBJECT TO THE TERMS OF (1) THE INTERCREDITOR AGREEMENT, ENTERED INTO ON THE ISSUE DATE (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “INTERCREDITOR AGREEMENT”), AMONG HPS INVESTMENT PARTNERS, LLC, AS FIRST LIEN COLLATERAL AGENT, THE BANK OF NEW YORK MELLON, AS SECOND LIEN COLLATERAL AGENT, AND CERTAIN OTHER PERSONS PARTY OR THAT MAY BECOME PARTY THERETO FROM TIME TO TIME AND (2) THE INTERCREDITOR AGREEMENT, ENTERED INTO ON THE ISSUE DATE, AMONG DLLC2, AS FIRST LIEN COLLATERAL AGENT, THE BANK OF NEW YORK MELLON, AS SECOND LIEN COLLATERAL AGENT, AND CERTAIN OTHER PERSONS PARTY OR THAT MAY BECOME PARTY THERETO FROM TIME TO TIME (AS EACH MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, COLLECTIVELY, THE “INTERCREDITOR AGREEMENTS”). IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS SECURITY AND THE TERMS OF THE

L-A-10

INTERCREDITOR AGREEMENTS, THE TERMS OF THE INTERCREDITOR AGREEMENTS SHALL GOVERN AND CONTROL.”

Each Regulation S Note shall bear the following additional legend:

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

Each Definitive Note shall bear the following additional legend:

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

(ii)           Upon any sale or transfer of a Transfer Restricted Definitive Note, the Registrar shall permit the holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Definitive Note if the holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Initial Note).

(iii)                               [Reserved].

(iv)          Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend (other than the portion thereof relating to the Intercreditor Agreements).

(g)           Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such

L-A-11

Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h)          Obligations with Respect to Transfers and Exchanges of Notes.

(i)            To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Definitive Notes and Global Notes at the Registrar’s request.

(ii)           No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.06, 4.08 and 9.05 of this Indenture).

(iii)          Prior to the due presentation for registration of transfer of any Note, the Issuer, the Trustee, a Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuer, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)          All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(i)            No Obligation of the Trustee.

(i)            The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the holders and all payments to be made to the holders under the Notes shall be given or made only to the registered holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)           The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other

L-A-12

documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

L-A-13

EXHIBIT A

[FORM OF FACE OF INITIAL NOTE]

[Global Notes Legend]

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE BANK OF NEW YORK MELLON (THE “DEPOSITORY”), NEW YORK, NEW YORK, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF THE DEPOSITORY OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY (AND ANY PAYMENT IS MADE TO THE DEPOSITORY, OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, THE DEPOSITORY, HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO THE DEPOSITORY, TO NOMINEES OF THE DEPOSITORY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.”

[Restricted Notes Legend for Notes Offered in Reliance on Regulation S]

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

[Restricted Notes Legend]

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON, IS NOT ACQUIRING THIS SECURITY FOR THE ACCOUNT OR FOR THE BENEFIT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501 OF REGULATION D, (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR

L-A-E-1

ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE TERMS OF THIS SECURITY ARE SUBJECT TO THE TERMS OF (1) THE INTERCREDITOR AGREEMENT, ENTERED INTO ON THE ISSUE DATE (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “INTERCREDITOR AGREEMENT”), AMONG HPS INVESTMENT PARTNERS, LLC, AS FIRST LIEN COLLATERAL AGENT, THE BANK OF NEW YORK MELLON, AS SECOND LIEN COLLATERAL AGENT, AND CERTAIN OTHER PERSONS PARTY OR THAT MAY BECOME PARTY THERETO FROM TIME TO TIME AND (2) THE INTERCREDITOR AGREEMENT, ENTERED INTO ON THE ISSUE DATE, AMONG [DLLC2], AS FIRST LIEN COLLATERAL AGENT, THE BANK OF NEW YORK MELLON, AS SECOND LIEN COLLATERAL AGENT, AND CERTAIN OTHER PERSONS PARTY OR THAT MAY BECOME PARTY THERETO FROM TIME TO TIME (AS EACH MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, COLLECTIVELY, THE “INTERCREDITOR AGREEMENTS”). IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS SECURITY AND THE TERMS OF THE INTERCREDITOR AGREEMENTS, THE TERMS OF THE INTERCREDITOR AGREEMENTS SHALL GOVERN AND CONTROL.”

[Definitive Notes Legend]

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

L-A-E-2

[FORM OF INITIAL NOTE]

MOOD MEDIA CORPORATION

No. [          ]

$[          ]

Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024

Mood Media Corporation, a corporation continued under the federal laws of Canada (together with its successors and assigns under the Indenture), promises to pay to the Depository, or registered assigns, the principal sum set forth on the Schedule of Increases or Decreases in Global Note attached hereto on [     ], 2024.

Interest Payment Dates: [     ] and [     ], commencing [     ](1)

Record Dates: [     ] and [    ]

Additional provisions of this Note are set forth on the other side of this Note.

(1) To be [      ], 2017 for Notes issued on [     ], 2017.

L-A-E-3

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed.

MOOD MEDIA CORPORATION

By:
Name:
Title:

Dated:

L-A-E-4

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

THE BANK OF NEW YORK MELLON
as Trustee, certifies that this is one of the Notes
referred to in the Indenture.

By:
Authorized Signatory

Dated:

*/                                     If the Note is to be issued in global form, add the Global Notes Legend and the attachment from Exhibit A captioned “TO BE ATTACHED TO GLOBAL NOTES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE.”

L-A-E-5

[FORM OF REVERSE SIDE OF INITIAL NOTE]

Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024

1.                                      Interest

Mood Media Corporation, a corporation continued under the federal laws of Canada (such entity, and its successors and assigns under the Indenture, hereinafter referred to, being herein called, the “Issuer”), promises to pay interest on the principal amount of this Note at the rate per annum and in the manner specified below.

Interest on this Note will accrue at a rate per annum (the “Applicable Rate”) equal to the Adjusted LIBO Rate (as defined herein) for the Interest Period in effect plus 14.00% as determined by the calculation agent (the “Calculation Agent”), which will initially be the Trustee. Interest on the Notes shall be payable as follows: (i) a rate equal to the Adjusted LIBO Rate for the Interest Period in effect plus 6.00% per annum shall be payable entirely in cash (“Cash Interest”) and (ii) a rate equal to 8.00% per annum shall be payable entirely by either increasing the principal amount of this Note or by issuing PIK Notes (“PIK Interest”); provided that upon the occurrence and during the continuance of an Event of Default under (and as defined in) the First Lien Credit Agreement as in effect on the Issue Date, all Interest on this Note shall be paid entirely in PIK Interest by either increasing the principal amount of this Note or by issuing PIK Notes until the Discharge of First Lien Obligations (as defined in the First Lien/Second Lien Intercreditor Agreement referred to in clause (i) of the definition of “First Lien/Second Lien Intercreditor Agreement”). In furtherance of (but without limiting) the foregoing, the Issuer shall deliver prompt notice to the Trustee of the following: (i) the occurrence of an Event of Default under (and as defined in) the First Lien Credit Agreement as in effect on the Issue Date, (ii) the Discharge of First Lien Obligations (as defined in the First Lien/Second Lien Intercreditor Agreement referred to in clause (i) of the definition of “First Lien/Second Lien Intercreditor Agreement”) and (iii) that any such Event of Default is no longer continuing. PIK Interest will be payable (x) with respect to Notes represented by one or more Global Notes registered in the name of the Depository or its nominee on the relevant Record Date, by increasing the principal amount of the outstanding Global Notes by an amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest $1.00) and (y) with respect to Notes represented by Definitive Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the period (rounded up to the nearest $1.00), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant Record Date, as shown by the records of the register of holders. Unless an Event of Default under (and as defined in) the First Lien Credit Agreement as in effect on the Issue Date has occurred and is continuing, on each Interest Payment Date (as defined herein), each holder will be entitled to receive Cash Interest in respect of 100% of the principal amount of the Notes held by such holder on the relevant Record Date and PIK Interest in respect of 100% of the principal amount of the Notes held by such holder on the relevant Record Date. Following an increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. All PIK Notes issued in definitive form pursuant to a PIK Payment will

L-A-E-6

mature on [       ], 2024 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description PIK on the face of such PIK Note.

The Issuer shall pay interest semiannually on [          ] and [          ] of each year (each an “Interest Payment Date”), commencing [          ](2), 2017.  Interest on the Notes shall accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from [          ], 2017 until the principal hereof is due.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Issuer shall pay interest on overdue principal at the rate borne by the Notes, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

“Adjusted LIBO Rate” means for any Interest Period, an interest rate per annum equal to the greater of (x) (a) the LIBO Rate in effect for such Interest Period divided by (b) one minus the Statutory Reserves, if any and (y) 1.00%.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“LIBO Rate” means for any Interest Period, the rate per annum determined by the Calculation Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the commencement of such Interest Period by reference to the ICE Benchmark Administration Interest Settlement Rates (or the successor thereto if the ICE Benchmark Administration is no longer making such rates available) for Dollar deposits (as set forth by any service selected by the Calculation Agent that has been nominated by the ICE Benchmark Administration (or its successor) as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Calculation Agent to be the average of the rates per annum at which Dollar deposits are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Calculation Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

“Statutory Reserves” means the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Trustee or any holder of the Notes (including any branch, Affiliate or other fronting office holding the Notes) is subject for eurocurrency Liabilities (as defined in Regulation D of the Board). The Notes shall be deemed to constitute eurocurrency Liabilities (as defined in Regulation D of the Board) and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any holder of the Notes under such Regulation D.  The Issuer shall provide notice to the Calculation Agent

(2) To be [          ], 2017 for Notes issued on [          ], 2017.

L-A-E-7

of any change in any reserve percentage, and on and after the date such notice is received by the Calculation Agent, the Statutory Reserves shall be adjusted automatically.

2.                                      Method of Payment

The Issuer shall pay interest on the Notes (except defaulted interest) to the Persons who are registered holders at the close of business on [          ] or [          ] (each a “Record Date”) immediately preceding the Interest Payment Date even if Notes are canceled after the Record Date and on or before the Interest Payment Date (whether or not a Business Day). Holders must surrender Notes to the Paying Agent to collect principal payments. The Issuer shall pay principal, premium, if any, and Cash Interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and Cash Interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company or any successor depositary. The Issuer shall make all payments in respect of a certificated Note (including principal, premium, if any, and Cash Interest) at the office of the Paying Agent, except that, at the option of the Issuer, payment of Cash Interest may be made by mailing a check to the registered address of each holder thereof; provided, however, that payments on the Notes may also be made, in the case of a holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such holder elects payment by wire transfer by giving written notice to the Trustee or Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3.                                      Paying Agent, Calculation Agent, Registrar and Notes Custodian

Initially, The Bank of New York Mellon, as trustee under the Indenture (the “Trustee”), will act as Paying Agent, Calculation Agent, Registrar and Notes Custodian. The Issuer may appoint and change any Paying Agent, Calculation Agent, Registrar or Notes Custodian without notice. The Issuer or any of its domestically incorporated Subsidiaries may act as Paying Agent, Calculation Agent, Registrar or Notes Custodian.

4.                                      Indenture

The Issuer issued the Notes under an Indenture dated as of [          ], 2017 (the “Indenture”), among the Issuer, the Subsidiary Guarantors party thereto and The Bank of New York Mellon, as trustee and as collateral agent. Capitalized terms used herein are used as defined in the Indenture, unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as amended and as in effect on the date of the Indenture (the “TIA”). The terms of the Notes include those stated in the Indenture. The Notes are subject to all terms and provisions of the Indenture, and the holders (as defined in the Indenture) are referred to the Indenture for a statement of such terms and provisions. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of the Indenture, such provision of the Indenture shall control.

L-A-E-8

The Notes are senior secured obligations of the Issuer.  This Note is one of the Initial Notes referred to in the Indenture. The Notes include the Initial Notes, any Additional Notes and any PIK Notes. The Initial Notes, any Additional Notes and any PIK Notes are treated as a single class of securities under the Indenture. The Indenture imposes certain limitations on the ability of the Issuer and the Restricted Subsidiaries to, among other things, make certain Investments and other Restricted Payments, Incur Indebtedness, enter into consensual restrictions upon the payment of certain dividends and distributions by such Restricted Subsidiaries, issue or sell shares of certain Capital Stock of the Issuer and such Restricted Subsidiaries, enter into or permit certain transactions with Affiliates, create or Incur Liens and make Asset Sales. The Indenture also imposes limitations on the ability of the Issuer and each Subsidiary Guarantor to consolidate or merge with or into any other Person or convey, transfer or lease all or substantially all of their property.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Issuer under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Subsidiary Guarantors have unconditionally guaranteed the Guaranteed Obligations pursuant to the terms of the Indenture and any Subsidiary Guarantor that executes a Subsidiary Guarantee will unconditionally guarantee the Guaranteed Obligations on a senior secured basis pursuant to the terms of the Indenture.

5.                                      Redemption

The Issuer may redeem the Notes at its option, in whole but not in part from time to time, (i) upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuer by first-class mail to each holder’s registered address, or delivered electronically if held by the Depository or (ii) in the case of a redemption on or prior to the date that is 3 Business Days after the Issue Date, upon notice to the Trustee at any time on the applicable redemption date. The Notes may be redeemed at the Issuer’s option either (i) at a redemption price of 100% (expressed as a percentage of principal amount (including any increase in the principal amount as a result of a PIK Payment)), plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date) or (ii) upon delivery to the Trustee for delivery to the holders on a pro rata basis, the $175,000,000 Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024 issued by [DLLC2] and [SubCo] on the Issue Date (such notes, the “[DLLC2] Notes” and such redemption pursuant to this clause (ii), a “[DLLC2] Notes Redemption”).

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof. In addition, any redemption described above or notice thereof may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event.

L-A-E-9

6.                                      Mandatory Redemption

If the Issuer determines that the Notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Code, and as a result the Issuer would otherwise be subject to limitations on its deduction of interest in respect of the Notes pursuant to Section 163(e)(5) of the Code, then on the last day of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Issuer shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the Notes, without premium or penalty, in an amount necessary to ensure that the Notes will not be treated as AHYDOs within the meaning of Section 163(i)(1) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable Notes outstanding at such time (and shall be treated by the Issuer and the holders of the Notes first as a payment of accrued interest (original issue discount) on such Note for federal income tax purposes).  The holders of the Notes and the Issuer intend that the Special Mandatory Redemptions be sufficient to prevent each Note from being treated as an AHYDO within the meaning of Section 163(i)(1) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the Indenture will alter the Issuer’s obligation to make the Special Mandatory Redemption with respect to any Notes that remain outstanding on each Special Mandatory Redemption Date.

7.                                      Sinking Fund

The Notes are not subject to any sinking fund.

8.                                      Effect of Redemption

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date, to each holder of Notes to be redeemed at its registered address (with a copy to the Trustee) or otherwise delivered in accordance with the procedures of the Depository, except that redemption notices may be mailed or otherwise delivered more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Article VIII thereof; provided, however, that the foregoing notice requirement shall not apply to a redemption pursuant to paragraph 5 of the Note if such redemption date occurs on or prior to the date that is three Business Days after the Issue Date, which redemption shall only require notice to the Trustee at any time on the applicable redemption date.

On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption so long as (i) in the case of Notes called for redemption other than any [DLLC2] Notes Redemption, the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest, if any, on, the Notes or portions thereof to be redeemed, unless the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture and (ii) in the case of Notes called for

L-A-E-10

redemption pursuant to a [DLLC2] Notes Redemption, the Issuer has delivered to the Trustee, for delivery to the holders, a corresponding aggregate principal amount of [DLLC2] Notes.

9.                                      Repurchase of Notes at the Option of the Holders upon Change of Control and Asset Sales.

Upon the occurrence of a Change of Control, each holder shall have the right, subject to certain conditions specified in the Indenture, to cause the Issuer to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), as provided in, and subject to the terms of, the Indenture.

In accordance with Section 4.06 of the Indenture, the Issuer will be required to offer to purchase Notes upon the occurrence of certain events.

10.                        Ranking and Collateral.

From the Issue Date, the Notes and the Subsidiary Guarantees will be secured by security interests (subject to Permitted Liens and Liens permitted by Section 4.12 of the Indenture) in the Collateral pursuant to the Security Documents (but subject to the terms and conditions of the Security Documents and the Intercreditor Agreements). The Liens upon any and all Collateral are, to the extent and in the manner provided in the Intercreditor Agreements, junior in ranking with all present and future Liens securing First Priority Lien Obligations, are equal in ranking to all present and future Liens security Other Second Lien Obligations and will be senior in ranking to all present and future Liens securing Junior Lien Obligations.

11.                               Denominations; Transfer; Exchange

The Notes are in registered form, without coupons, in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof; provided that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. A holder shall register the transfer of or exchange of the Notes in accordance with the Indenture. Upon any registration of transfer or exchange, the Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part pursuant to Section 3.09, the portion of the Note not to be redeemed) or to transfer or exchange any Notes for a period of 15 days prior to a selection of Notes to be redeemed.

12.                               Persons Deemed Owners

The registered holder of this Note shall be treated as the owner of it for all purposes.

L-A-E-11

13.                               Unclaimed Money

If money for the payment of principal or interest remains unclaimed for two years, the Trustee and a Paying Agent shall pay the money back to the Issuer at its written request unless an abandoned property law designates another Person.  After any such payment, the holders entitled to the money must look to the Issuer for payment as general creditors and the Trustee and a Paying Agent shall have no further liability with respect to such monies.

14.                             Discharge and Defeasance

Subject to certain conditions, the Issuer at any time may terminate some of or all its obligations under the Notes and the Indenture and Security Documents if the Issuer deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be.

15.                               Amendment; Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Intercreditor Agreements may be amended with the written consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding and (ii) any past default or compliance with any provisions may be waived with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding.

Subject to certain exceptions set forth in the Indenture, without the consent of any holder, the Issuer, the Collateral Agent and the Trustee may amend the Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and/or the Intercreditor Agreements (i) to cure any ambiguity, omission, mistake, defect or inconsistency; (ii) to provide for the assumption by a Successor Company (with respect to the Issuer) of the obligations of the Issuer under the Indenture, the Notes, the Security Documents and the Intercreditor Agreements; (iii) to provide for the assumption by Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor) of the obligations of a Subsidiary Guarantor under the Indenture, the Notes, its Subsidiary Guarantee, the Security Documents and the Intercreditor Agreements; (iv) to provide for uncertificated Notes in addition to or in place of certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code; (v) to add a Subsidiary Guarantee or collateral with respect to the Notes, (vi) to release or subordinate Collateral as permitted by the Indenture, the Security Documents or the Intercreditor Agreements; (vii) to add additional secured creditors holding other First Priority Lien Obligations or Junior Lien Obligations so long as such obligations are not prohibited by the Indenture; (viii) to comply with any requirement of the SEC in connection with the qualifying or maintaining the qualification of the Indenture under the TIA, (ix) to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power herein conferred upon the Issuer; (x) to make any change that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the Issuer); (xi) to make changes to provide for the issuance of Additional Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial

L-A-E-12

Notes, as a single issue of securities; (xii) to effect any provision of the Indenture; or (xiii) in the event that PIK Notes are issued in certificated form, to make appropriate changes to the indenture to reflect an approximate minimum denomination of certificated PIK Notes and to establish minimum redemption amounts for certificated PIK Notes; or (xiv) to amend any provision of this Indenture to eliminate the effect of any change from IFRS to GAAP (as determined in good faith by the Issuer).

In addition, the Intercreditor Agreements may be amended without prior notice to or the consent of any holder, the Trustee or the Collateral Agent in connection with the permitted entry into the Intercreditor Agreements of any class of additional secured creditors holding First Priority Lien Obligations or Other Second Lien Obligations.

16.                               Defaults and Remedies

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee by notice to the Issuer or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuer, with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

If an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture or the Security Documents at the written request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense and certain other conditions are complied with. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing that the Trustee pursue the remedy, (iii) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to

L-A-E-13

indemnification reasonably satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

17.                               Trustee Dealings with the Issuer

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee.

18.                               No Recourse Against Others

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuer or any Subsidiary Guarantor or any direct or indirect parent companies, as such, will have any liability for any obligations of the Issuer or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability.

19.                               Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

20.                               Abbreviations

Customary abbreviations may be used in the name of a holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

21.                               Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

22.                               CUSIP Numbers; ISINs

The Issuer may cause CUSIP numbers and ISINs to be printed on the Notes and have directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to the holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

L-A-E-14

The Issuer will furnish to any holder of Notes upon written request and without charge to the holder a copy of the Indenture which has in it the text of this Note.

L-A-E-15

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint                            agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

L-A-E-16

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $              principal amount of Notes held in (check applicable space)              book-entry or         definitive form by the undersigned.

The undersigned (check one box below):

☐                                    has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above);

☐                                    has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate occurring while this Note is still a Transfer Restricted Definitive Note or a Transfer Restricted Global Note, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)         ☐            to the Issuer; or

(2)         ☐            to the Registrar for registration in the name of the holder, without transfer; or

(3)         ☐            pursuant to an effective registration statement under the Securities Act of 1933; or

(4)         ☐            inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(5)         ☐            outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933; or

(6)         ☐            to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7)         ☐            pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered holder

L-A-E-17

thereof; provided, however, that if box (5), (6) or (7) is checked, the Issuer or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

L-A-E-18

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer

L-A-E-19

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $               .  The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Notes Custodian

L-A-E-20

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, check the box:

Asset Sale ☐                     Change of Control ☐

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, state the amount ($2,000 or any integral multiple of $1,000 in excess thereof, unless a PIK Payment has been made, in which case the amount may be $1.00 and any integral multiple of $1.00 in excess thereof):

$

Date:	Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

L-A-E-21

EXHIBIT B

[FORM OF TRANSFEREE LETTER OF REPRESENTATION]

TRANSFEREE LETTER OF REPRESENTATION

MOOD MEDIA CORPORATION

The Bank of New York Mellon

101 Barclay Street, Floor 7-E

New York, NY 10286

Attention: Corporate Trust

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $[                     ] principal amount of the Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024 (the “Notes”) of Mood Media Corporation (collectively with its successors and assigns, the “Issuer”).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:

Address:

Taxpayer ID Number:

The undersigned represents and warrants to you that:

1.                                      We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $100,000 principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business.  We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2.                                      We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which either of the Issuer or any affiliate of the Issuer was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only (a) in the United States to a person whom we reasonably believe is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (b) outside the United States in an offshore

L-B-E-1

transaction in accordance with Rule 904 of Regulation S under the Securities Act, (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if applicable) or (d) pursuant to an effective registration statement under the Securities Act, in each of cases (a) through (d) in accordance with any applicable securities laws of any state of the United States. In addition, we will, and each subsequent holder is required to, notify any purchaser of the Note evidenced hereby of the resale restrictions set forth above. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date.  If any resale or other transfer of the Notes is proposed to be made to an institutional “accredited investor” prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Issuer and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Issuer and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause 1(b), 1(c) or 1(d) above to require the delivery of an opinion of counsel, certifications or other information satisfactory to the Issuer and the Trustee.

Dated:

	TRANSFEREE:	,

By:

L-B-E-2

EXHIBIT C

[FORM OF SUPPLEMENTAL INDENTURE]

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of [                    ], among [SUBSIDIARY GUARANTOR] (the “New Subsidiary Guarantor”), a subsidiary of Mood Media Corporation, a corporation continued under the federal laws of Canada (or its successor) (the “Issuer”) and The Bank of New York Mellon, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuer, certain Subsidiary Guarantors and the Trustee have heretofore executed an indenture, dated as of [                ], 2017 (as amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of the Issuer’s Second- Priority Senior Secured PIK Notes due 2024 (the “Notes”), initially in the aggregate principal amount of $175,000,000;

WHEREAS Sections 4.11 and 12.07 of the Indenture provide that under certain circumstances the Issuer is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all the Issuer’s Obligations under the Notes and the Indenture pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee and the Issuer are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.                                      Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “holders” in this Supplemental Indenture shall refer to the term “holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

2.                                      Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all existing Subsidiary Guarantors (if any), to unconditionally guarantee the Issuer’s Obligations under the Notes and the Indenture on the terms and subject to the conditions set forth in Article XII of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture.

L-C-E-1

3.                                      Notices. All notices or other communications to the New Subsidiary Guarantor shall be given as provided in Section 13.02 of the Indenture.

4.                                      Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5.                                      Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

6.                                      Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

7.                                      Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8.                                      Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

[Remainder of page intentionally left blank.]

L-C-E-2

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

MOOD MEDIA CORPORATION

By:
Name:
Title:

[NEW SUBSIDIARY GUARANTOR], as a Subsidiary Guarantor

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Trustee

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

L-C-E-3

APPENDIX M

SUBSTITUTED NEW COMPANY NOTES INDENTURE

[DLLC2]

and

[SUBCO]

as Issuers

and the Subsidiary Guarantors party hereto from time to time

Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024

INDENTURE

Dated as of [               ], 2017

THE BANK OF NEW YORK MELLON

as Trustee and Collateral Agent

(cont’d)

(cont’d)

(cont’d)

Appendix A                               —                                   Provisions Relating to Initial Notes, Additional Notes and PIK Notes

(cont’d)

EXHIBIT INDEX

Exhibit A	—	Form of Initial Note
Exhibit B	—	Form of Transferee Letter of Representation
Exhibit C	—	Form of Supplemental Indenture

INDENTURE, dated as of [         ], 2017, among [DLLC2], a Delaware limited liability company (the “Company”), [SubCo], a Delaware corporation (the “Co-Issuer” and, together with the Company, each an “Issuer” and together, the “Issuers”), the Subsidiary Guarantors party hereto from time to time (as defined below) and The Bank of New York Mellon, as trustee (the “ Trustee”) and as collateral agent (the “Collateral Agent”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the holders of (i) $175,000,000 aggregate principal amount of the Issuers’ Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024 issued on the date hereof (the “Initial Notes”), (ii) PIK Notes issued from time to time and (iii) Additional Notes issued from time to time (together with the Initial Notes and the PIK Notes, the “Notes”):

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01                                      Definitions.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)                                 Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)                                 Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness will be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Acquisition Documents” means the Arrangement Agreement dated as of April 12, 2017 among Mood Media Corporation, a corporation continued under the federal laws of Canada, AP Mixtape Holdings, L.P., a Delaware limited partnership, FS Investment Corporation, a Maryland corporation, FS Investment Corporation II, a Maryland corporation, Cobbs Creek LLC, a Delaware limited liability company, Juniata River LLC, a Delaware limited liability company, Race Street Funding LLC, a Delaware limited liability company, and Blackstone / GSO Strategic Credit Fund, a Delaware statutory trust (the “Arrangement Agreement”) and any other agreements or instruments contemplated thereby, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Additional Notes” means the Notes issued under the terms of this Indenture subsequent to the Issue Date (other than any PIK Notes issued (and any increase in the aggregate principal amount of the Notes as a result of the payment of PIK Interest)).

“Additional Refinancing Amount” means, in connection with the Incurrence of any Refinancing Indebtedness, the aggregate principal amount of additional Indebtedness,

Disqualified Stock or Preferred Stock Incurred to pay accrued and unpaid interest, premiums (including tender premiums), expenses, defeasance costs and fees in respect thereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, as determined by the Issuers, the greater of:

(1)                                 1% of the then outstanding principal amount of the Note; and

(2)                                 the excess of:

(a)                                 the present value at such redemption date of (i) the redemption price of the Note, at [    ], 2018 (such redemption price being set forth in paragraph 5 of the Note) plus (ii) all required interest payments due on the Note through [    ], 2018 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)                                 the then outstanding principal amount of the Note.

“Arrangement” has the meaning specified in the Arrangement Agreement. “Asset Sale” means:

(1)                                 the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of Sale/Leaseback Transactions) outside the ordinary course of business of the Issuers or any Restricted Subsidiary (each referred to in this definition as a “disposition”); or

(2)                                 the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to an Issuer or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a)                                 a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business or consistent with past practice or industry norm or assets otherwise no longer used or useful in the business of the Issuers and the Restricted Subsidiaries (as determined in good faith by the Issuers);

(b)                                 the disposition of all or substantially all of the assets of the Issuers in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control;

(c)                                  any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 4.04;

(d)                                 any disposition of assets of an Issuer or any Restricted Subsidiary or issuance or sale of Equity Interests of an Issuer or any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuers) of less than $25.0 million;

(e)                                  any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to an Issuer or by an Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f)                                   any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuers and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuers;

(g)                                  foreclosure or any similar action with respect to any property or other asset of an Issuer or any of the Restricted Subsidiaries;

(h)                                 any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)                                     the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)                                    any sale of inventory or other assets in the ordinary course of business;

(k)                                 any grant in the ordinary course of business of any license or sublicense of patents, trademarks, know-how or any other intellectual property;

(l)                                     any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuers and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuers;

(m)                             any disposition (including by capital contribution), pledge, factoring, transfer or sale of (i) Securitization Assets to any Special Purpose Securitization Subsidiary or otherwise and (ii) any other Securitization Assets subject to Liens securing Permitted Securitization Financings;

(n)                                 any financing transaction with respect to property built or acquired an Issuer or any Restricted Subsidiary after the Issue Date, including any Sale/Leaseback Transaction or asset securitization permitted by this Indenture;

(o)                                 dispositions in connection with Permitted Liens;

(p)                                 any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than an Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q)                                 the sale of any property in a Sale/Leaseback Transaction within twelve months of the acquisition of such property;

(r)                            dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s)                                   any surrender, expiration or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(t)                            any disposition made pursuant to the Acquisition Documents (as in effect on the Issue Date) or in connection with the Transactions; and

(u)                                 to the extent constituting an Asset Sale, any termination, settlement or extinguishment of Hedging Obligations.

“Bank Indebtedness” means any and all amounts payable under or in respect of (a) the Credit Agreement and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to either Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof (except to the extent any such refinancing, replacement or restructuring is designated by the Issuers to not be included in the definition of “Bank Indebtedness”) and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by the Issuers to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, reserve-based loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Bankruptcy Code” means Title 11 of the United States Code.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign bankruptcy, insolvency or receivership law for the relief of debtors.

“Board of Directors” means, as to any Person, the board of directors or managers or other governing body, as applicable, of such Person or any direct or indirect parent of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the place of payment.

“Capital Stock” means:

(1)                                 in the case of a corporation, corporate stock or shares;

(2)                                 in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)                                 in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)                                 any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with IFRS; provided that obligations of the Issuers or their Restricted Subsidiaries, or of a special purpose or other entity not consolidated with the Issuers and their Restricted Subsidiaries, either existing on the Issue Date or created thereafter that (a) initially were not included on the consolidated balance sheet of the Issuers as capital lease obligations and were subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with the Issuers and their Restricted Subsidiaries were required to be characterized as capital lease obligations upon such consolidation, in either case, due to a change in accounting treatment or otherwise, or (b) did not exist on the Issue Date and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on the Issue Date had they existed at that time, shall for all purposes not be treated as Capitalized Lease Obligations or Indebtedness.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with IFRS, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Restricted Subsidiaries.

“Cash Equivalents” means:

(1)                          U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or such local currencies held by an entity from time to time in the ordinary course of business;

(2)                                 securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)                                 certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)                                 repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)                                 commercial paper issued by a corporation (other than an Affiliate of the Issuers) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)                                 readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)                                 Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8)                                 investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)                                 instruments equivalent to those referred to in clauses (1) through (8) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States of America to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction; and

(10)                          credit card receivables to the extent included in cash and cash equivalents on the consolidated balance sheet of such Person.

“Cash Interest” means interest paid in the form of cash.

“cash management services” means cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

“Change of Control” means the occurrence of either of the following:

(1)                                 the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuers and their Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)                                 the Issuers become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company.

Notwithstanding the foregoing: (A) the transfer of assets between or among the Issuers and their Restricted Subsidiaries shall not itself constitute a Change of Control; and (B) a Person or group shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) prior to the consummation of the transactions contemplated by such agreement.

“Circular” means the Management Information Circular, dated May 18, 2017.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all property subject or purported to be subject, from time to time, to a Lien under any Security Documents.

“Collateral Agent” means The Bank of New York Mellon, acting in its capacity as “Collateral Agent” under this Indenture and under the Security Documents and any successor thereto in such capacity.

“Collateral Agreement” means the Second Lien Pledge and Security Agreement among the Issuers, each Subsidiary Guarantor party thereto and the Collateral Agent, entered into on the Issue Date, as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms and in accordance with this Indenture.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees, Capitalized Software Expenditures, development costs, capitalized customer acquisition costs, amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)                                 consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and original issue discount, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees and non-cash interest expense attributable to movement in mark to market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder) under IFRS); plus

(2)                                 consolidated capitalized interest of such Person and its Restricted

Subsidiaries for such period, whether paid or accrued; plus

(3)                                 commissions, discounts, yield and other fees and charges Incurred in connection with any Permitted Securitization Financing which are payable to Persons other than the Issuers and the Restricted Subsidiaries; minus

(4)                                 interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuers to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)                                 any net after-tax extraordinary, exceptional, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, restructuring expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, any expenses related to any New Project or any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to closing costs, rebranding costs, acquisition integration costs, opening costs, project start-up costs, business optimization costs, recruiting costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or Incurrence, issuance, repayment, repurchase, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments related to the Transactions (including any costs relating to auditing prior periods, any transition-related expenses, and transaction expenses incurred before, on or after the Issue Date), in each case, shall be excluded;

(2)                                 effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries and including, without limitation, the effects of adjustments to (A) deferred rent, (B) Capitalized Lease Obligations or other obligations or deferrals attributable to capital spending funds with suppliers or (C) any other deferrals of revenue) in amounts required or permitted by IFRS, resulting from the application of purchase accounting or the amortization or write- off of any amounts thereof, net of taxes, shall be excluded;

(3)                                 the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)                                 any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations or fixed assets and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets shall be excluded;

(5)                                 any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the Issuers) shall be excluded;

(6)                                 any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment or buy-back of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)                                 (a) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period and (b) the Net Income for such period shall include any dividend, distribution or other payment in cash (or to the extent converted into cash) received by the referent Person or a Subsidiary thereof (other than an Unrestricted Subsidiary of such referent Person) from any Person in excess of, but without duplication of, the amounts included in subclause (a);

(8)                                 solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)                                 an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with Section 4.04(b)(xii) shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)                          any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortization of intangibles and other fair value adjustments arising pursuant to IFRS shall be excluded;

(11)                          any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12)                          any (a) non-cash compensation charges, (b) costs and expenses related to employment of terminated employees, or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights of officers, directors and employees, in each case of such Person or any Restricted Subsidiary, shall be excluded;

(13)                          accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(14)                        (a)(i) the non-cash portion of “straight-line” rent expense shall be excluded, (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included, (iii) the non-cash amortization of tenant allowances shall be excluded, (iv) cash received from landlords for tenant allowances shall be included and (v) to the extent not already included in Net Income, the cash portion of sublease rentals received shall be included (for the avoidance of doubt, the net effect of the adjustments in this clause (14)(a) as well as any related adjustments pursuant to clause (2) above shall be to compute rent expense and rental income on a cash basis for purposes of determining Consolidated Net Income) and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(15)                          any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)                          (a) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded and (b) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in Net Income in a future period);

(17)                        Capitalized Software Expenditures and software development costs shall be excluded;

(18)                          non-cash charges for deferred tax asset valuation allowances shall be excluded;

(19)                        [reserved];

(20)                          any other costs, expenses or charges resulting from facility, branch, office or business unit closures or sales, including income (or losses) from such closures or sales, shall be excluded;

(21)                          any deductions attributable to non-controlling interests shall be excluded; and

(22)                          any gain, loss, income, expense or charge resulting from the application of any LIFO shall be excluded.

Notwithstanding the foregoing, for the purpose of Section 4.04 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries or Restricted Subsidiaries to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.04 pursuant to clauses (4) and (5) of the definition of “Cumulative Credit.”

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with IFRS, provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, franchise, property and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate contractual original principal amount of all outstanding Indebtedness of the Issuers and the Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Indebtedness for borrowed money, less the principal amount of any subsequent redemptions, prepayments and/or repayments of such Indebtedness prior to such date of determination, plus (2) the aggregate amount of all outstanding Disqualified Stock of the Issuers and the Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in the case of this subclause (2), as determined on a consolidated basis in accordance with IFRS.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)                                 to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)                                 to advance or supply funds:

(a)                                 for the purchase or payment of any such primary obligation; or

(b)                                 to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)                                 to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Corporate Trust Office” means the designated office of the Trustee in the United States of America at which at any time its corporate trust business shall be administered, or such other address as the Trustee may designate from time to time by notice to the holders and the Issuers, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the holders and the Issuers).

“Credit Agreement” means (i) the First Lien Credit and Guarantee Agreement entered into on the Issue Date among the Company, Holdings, the Subsidiaries of Holdings party thereto, the financial institutions named therein, the other parties thereto and HPS Investment Partners, LLC, as administrative agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof (except to the extent any such refinancing, replacement or restructuring is designated by the Issuers to not be included in the definition of “Credit Agreement”) and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuers to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Cumulative Credit” means the sum of (without duplication):

(1)                                 (a) $35.0 million plus (b) an amount, not less than zero in the aggregate, equal to 50% of the Consolidated Net Income of the Issuers for the period (taken as one accounting period) from [     ], 2017 to the end of the Issuers’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)                                 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuers) of property other than cash, received by the Company after the Issue Date (other than net proceeds to the extent such net proceeds have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)) from the issue or sale of Equity Interests of the Company or any direct or indirect parent entity of the Company (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to an Issuer or a Restricted Subsidiary), plus

(3)                                 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in good faith by the Issuers) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)), plus

(4)                                 100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of any Issuer or any Restricted Subsidiary issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Company (other than Disqualified Stock) or any direct or indirect parent of the Company (provided, in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)                                 100% of the aggregate amount received by any Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuers) of property other than cash received by any Issuer or any Restricted Subsidiary from:

(A)                              the sale or other disposition (other than to an Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuers and the Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuers and the Restricted Subsidiaries by any Person (other than the Issuers or any Restricted Subsidiary) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to Section 4.04(b)(vii)),

(B)                               the sale (other than to an Issuer or a Restricted Subsidiary) of the

Capital Stock of an Unrestricted Subsidiary, or

(C)                              a distribution or dividend from an Unrestricted Subsidiary, plus

(6)                                 in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, an Issuer or a

Restricted Subsidiary, the Fair Market Value (as determined in good faith by the Issuers) of the Investment of the Issuers or the Restricted Subsidiaries in such Unrestricted Subsidiary (which, if the Fair Market Value of such Investment shall exceed, $50.0 million, shall be determined by the Board of Directors of the Company) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to Section 4.04(b)(vii) or constituted a Permitted Investment).

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuers) of non-cash consideration received by an Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non- cash Consideration pursuant to an Officer’s Certificate, setting forth such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Issuers or any of their Subsidiaries or an employee stock ownership plan or trust established by the Issuers or any of their Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof.

“Discharge of Senior Lender Claims” means, except to the extent otherwise provided in the Intercreditor Agreement, with respect to any First Priority Lien Obligations, (a) payment in full in immediately available funds of the principal of, and interest (including interest accruing on or after the commencement of an Insolvency Proceeding, whether or not such interest would be allowed or allowable in the proceeding) accrued on, all outstanding Indebtedness included in such First Priority Lien Obligations after or concurrently with the termination of all commitments to extend credit thereunder (other than, if applicable, pursuant to cash management agreements or hedge agreements secured by such First Priority Lien Obligations, in each case as permitted under the relevant document evidencing such First Priority Lien Obligation or as to which reasonably satisfactory arrangements have been made with the relevant bank providing such cash management or hedges, as applicable, or their respective Affiliates, as the case may be), (b) with respect to any letters of credit or letters of credit guaranties that may be outstanding in respect of any First Priority Lien Obligations, termination or delivery of cash collateral, backstop letters of credit or other credit support in respect thereof in an amount and manner in compliance with the relevant document evidencing such First Priority Lien Obligation, and (c) payment in full in immediately available funds of any other First Priority Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than in respect of contingent indemnification and expense reimbursement claims not then due); provided that the Discharge of

Senior Lender Claims shall not be deemed to have occurred if such payments are made with the proceeds of other First Priority Lien Obligations that constitute an exchange or replacement for or a refinancing of such First Priority Lien Obligations.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)                                 matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2)                                 is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person or any of its Restricted Subsidiaries, or

(3)                                 is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuers or their Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by such Person in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)                                 Consolidated Taxes; plus

(2)                                 Fixed Charges and costs of surety bonds in connection with financing activities; plus

(3)                                 Consolidated Depreciation and Amortization Expense; plus

(4)                                 Consolidated Non-Cash Charges; plus

(5)                                 any expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any issuance of Equity Interests, Investment,

acquisition, New Project, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the Transactions, the offering of the Notes or any Bank Indebtedness, (ii) any amendment or other modification of the Notes or other Indebtedness and (iii) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Permitted Securitization Financing; plus

(6)                                 business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility, branch, office or business unit closures, facility, branch, office or business unit consolidations, retention, severance, systems establishment costs, contract termination costs, future lease commitments and excess pension charges) and Pre-Opening Expenses; plus

(7)                                 the amount of loss or discount in connection with a Permitted Securitization Financing, including amortization of loan origination costs and amortization of portfolio discounts; plus

(8)                                 any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of an Issuer or a Subsidiary Guarantor or net cash proceeds of an issuance of Equity Interests of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(9)                                 the amount of any loss attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided that (a) such losses are reasonably identifiable and factually supportable and certified by a responsible financial or accounting officer of the Issuers and (b) losses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this clause; plus

(10)                          the amount of any management, monitoring, consulting, transaction, advisory and similar fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by Section 4.07, including, if applicable, the amount of termination fee paid pursuant to Section 4.07(b)(xx); plus

(11)                          the amount of any management, monitoring, consulting, transaction, advisory and similar fees and related expenses paid to the Sponsors

(or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by Section 4.07, including, if applicable, the amount of termination fee paid pursuant to Section 4.07(b)(xx); plus

(12)                          with respect to any joint venture that is not a Subsidiary and solely to the extent relating to any net income referred to in clause (7) of the definition of “Consolidated Net Income,” an amount equal to the proportion of those items described in clauses (1) and (2) above relating to such joint venture corresponding to the Issuers’ and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Subsidiary); plus

(13)                          one-time costs associated with commencing Public Company Compliance; plus

(14)                          [reserved]; and

less, without duplication, to the extent the same increased Consolidated Net Income,

(15)                          non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common Capital Stock or Preferred Stock of the Company or any direct or indirect parent of the Company as applicable (other than Disqualified Stock), other than:

(1)                                 public offerings with respect to the Company’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)                                 issuances to any Subsidiary of the Company; and

(3)                                 any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Collateral” has the meaning set forth in the Collateral Agreement.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Company) received by the Company after the Issue Date from:

(1)                                 contributions to its common equity capital, and

(2)                                 the sale (other than to a Subsidiary of the Company or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate.

“Excluded Subsidiary” means (a) each Unrestricted Subsidiary, (b) each Domestic Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non- Wholly Owned Subsidiary), (c) each Domestic Subsidiary that is prohibited from guaranteeing the Notes by any requirement of law or that would require consent, approval, license or authorization of a governmental (including regulatory) authority to guarantee the Notes (unless such consent, approval, license or authorization has been received), (d) each Domestic Subsidiary that is prohibited by any applicable contractual requirement from guaranteeing the Notes on the Issue Date or at the time such Subsidiary becomes a Subsidiary (and in each case for so long as such restriction or any replacement or renewal thereof is in effect), (e) any Foreign Subsidiary, (f) any Domestic Subsidiary (i) that owns no material assets (directly or through its Subsidiaries) other than equity interests of one or more Foreign Subsidiaries that are CFCs or (ii) that is a direct or indirect Subsidiary of a Foreign Subsidiary, (g) any Special Purpose Securitization Subsidiary, (h) any Subsidiary (other than a Significant Subsidiary) that (i) did not, as of the last day of the fiscal quarter of the Issuers most recently ended, have assets with a value in excess of 5% of the Total Assets or revenues representing in excess of 5% of total revenues of the Issuers and the Restricted Subsidiaries on a consolidated basis as of such date and (ii) taken together with all other such Subsidiaries being excluded pursuant to this clause (h), as of the last day of the fiscal quarter of the Issuers most recently ended, did not have assets with a value in excess of 10% of the Total Assets or revenues representing in excess of 10% of total revenues of the Issuers and the Restricted Subsidiaries on a consolidated basis as of such date and (i) any Subsidiary for which providing a Subsidiary Guarantee could reasonably be expected to result in material adverse tax consequences as determined in good faith by the Issuers.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, which, in the case of an Asset Sale, shall be determined either, at the option of the Issuer, at the time of the Asset Sale or as of the date of the definitive agreement with respect to such Asset Sale.

“First Priority Lien Obligations” means (i) all Secured Bank Indebtedness (which include Obligations in respect of the Credit Agreement) and (ii) if such Hedging Obligations or obligations in respect of cash management services have been secured in the collateral that secures the First Priority Lien Obligations, all other obligations of any Issuer or any of the

Restricted Subsidiaries in respect of Hedging Obligations or obligations in respect of cash management services in each case owing to a Person that is a holder of Secured Bank Indebtedness or an Affiliate of such holder on the Issue Date or at the time of entry into such Hedging Obligations or obligations in respect of cash management services; provided that no additional obligations shall constitute First Priority Lien Obligations unless such obligations become subject to the Intercreditor Agreement.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuers or any of the Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of any Permitted Securitization Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuers or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into an Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officer’s Certificate, to reflect operating expense reductions, other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuers to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.  For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuers in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of: (1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs, discounts or premiums) of such Person for such period, and (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect on the Accounting Conversion Date (as defined in the definition of “IFRS”).

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations. The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such person in good faith.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)                                 currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)                                 other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Holdings” means [DLLC1], a Delaware limited liability company.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the Issue Date; provided that, at any time after adoption of GAAP by the Company (or another Reporting Entity), the Company (or another Reporting Entity) may elect, by notice to the Trustee, to apply GAAP for all purposes of this Indenture (the date of any such notice, the “Accounting Conversion Date”), and, upon any such election, all references in this Indenture to IFRS shall be construed to mean GAAP; provided, further, that, if the Issuers notify the Trustee that the Issuers wish to amend any provision of this Indenture to eliminate the effect of any change from IFRS to GAAP, regardless of whether any such notice is given before or after the Accounting Conversion Date, then such provision will be interpreted on the basis of IFRS as in effect on the Issue Date until such notice shall have been withdrawn or such provision shall have been amended in accordance with this Indenture. For the purposes of this Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)                                        the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money (including any capitalized or payment-in-kind interest on the principal amount of any indebtedness for borrowed money), (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that constitutes (i) a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than twelve months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(2)                                        to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)                                        to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuers) of such asset at such date of Incurrence, and (b) the principal amount of such Indebtedness of such other Person;

provided, however, that, notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Permitted Securitization Financings; (5) trade and other ordinary course payables, accrued expenses and intercompany liabilities arising in the ordinary course of business; (6) obligations under the Acquisition Documents; (7) obligations in respect of Third Party Funds; (8) in the case of the Issuers and the Restricted Subsidiaries (x) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business and (y) intercompany liabilities in connection with cash management, tax and accounting operations of the Issuers and the Restricted Subsidiaries; and (9) any obligations under Hedging Obligations that are not incurred for speculative purposes.

Notwithstanding anything in this Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Indenture.

“Indenture” means this Indenture as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuers, qualified to perform the task for which it has been engaged.

“Insolvency Proceeding” means (a) any voluntary or involuntary case or proceeding under any Bankruptcy Law with respect to any Issuer or any Subsidiary Guarantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Issuer or any Subsidiary Guarantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Issuer or any Subsidiary Guarantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (except to the extent permitted by the Credit Agreement Documents or Notes Documents or any other documents establishing any other First Priority Lien Obligations or Other Second Lien Obligations, as applicable) or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Issuer or any Subsidiary Guarantor.

“Intercreditor Agreement” means (i) the Intercreditor Agreement, dated as of the Issue Date, among HPS Investment Partners, LLC, as First Lien Collateral Agent (as defined therein), and The Bank of New York Mellon, as Second Lien Collateral Agent (as defined therein), as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture or (ii) any replacement thereof or other intercreditor agreement that contains terms not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Interest Payment Date” has the meaning set forth in Exhibit A hereto.

“Interest Period” means the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and exclude December 31, 2017 (the Interest Payment Date for any Interest Period shall be the Interest Payment Date occurring on the day immediately following the last day of such Interest Period).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)                                         securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)                                         securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the Issuers and their Subsidiaries,

(3)                                         investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)                                         corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees of loans), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by IFRS to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04:

(1)                                         “Investments” shall include the portion (proportionate to the applicable Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuers) of the net assets of a Subsidiary of an Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, such Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)                                         such Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b)                                         the portion (proportionate to such Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuers) of the net assets of such Subsidiary at the time of such redesignation; and

(2)                                         any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuers) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date on which the Initial Notes are originally issued.

“Junior Lien Obligations” means the Obligations with respect to other Indebtedness permitted to be incurred under this Indenture, which is by its terms intended to be secured by the Collateral on a basis junior to the Notes; provided such Lien is permitted to be incurred under this Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuers or any direct or indirect parent of the Issuers, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuers or any direct or indirect parent of the Issuers, as applicable, was approved by a vote of a majority of the directors of the Issuers or any direct or indirect parent of the Issuers, as applicable, then still in office who were either directors on the Issue Date after giving effect to the Transactions or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuers or any direct or indirect parent of the Issuers, as applicable, hired at a time when the directors on the Issue Date after giving effect to the Transactions together with the directors so approved constituted a majority of the directors of the Issuers or any direct or indirect parent of the Issuers, as applicable.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the Company or any direct or indirect parent of the Company on the date of the declaration of the relevant dividend or repurchase multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of declaration of such dividend or repurchase.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by an Issuer or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash

Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related solely to such disposition), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Section 4.06(b)) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Issuers as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the Issuers after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and payments made to holders of non-controlling interests in Wholly Owned Subsidiaries as a result of such Asset Sale.

“New Project” means (x) each plant, facility, branch, office or business unit which is either a new plant, facility, branch, office or business unit or an expansion, relocation, remodeling, refurbishment or substantial modernization of an existing plant, facility, branch, office or business unit owned by the Issuers or the Restricted Subsidiaries which in fact commences operations and (y) each creation (in one or a series of related transactions) of a business unit, product line or information technology offering to the extent such business unit commences operations or such product line or information technology is offered or each expansion (in one or series of related transactions) of business into a new market or through a new distribution method or channel.

“Notes Documents” means this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Intercreditor Agreement.

“Notes Obligations” means Obligations in respect of the Notes, this Indenture, the Subsidiary Guarantees and the Security Documents.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness (including interest, fees, expenses, indemnity claims and other monetary obligations accrued during the pendency of an Insolvency Proceeding, whether or not constituting an allowed claim in such proceeding); provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of third parties other than the Trustee.

“Officer” means the chairman of the Board of Directors, chief executive officer, chief financial officer, president, any executive vice president, senior vice president or vice president, the treasurer or the secretary of an Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuers by an Officer of each Issuer who is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer, which meets the requirements set forth in this Indenture.

“Opinion of Counsel” means a written opinion from legal counsel in form reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Issuers.

“Other Second Lien Obligations” means other Indebtedness of the Issuers and the Restricted Subsidiaries that is equally and ratably secured with the Notes as permitted by this Indenture and is designated by the Issuers as an Other Second Lien Obligation in accordance with the Collateral Agreement; provided that an authorized representative of the holders of such Indebtedness shall have executed a joinder to the Security Documents. For the avoidance of doubt, no Other Second Lien Obligations exist on the Issue Date and any Incurrence of Other Second Lien Obligations after the Issue Date shall be evidenced by a separate agreement or instrument.

“Pari Passu Indebtedness” means: (a) with respect to the Issuers, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and (b) with respect to any Subsidiary Guarantor, its Subsidiary Guarantee and any Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Company, any direct or indirect parent of the Company and other Permitted Holders and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Company, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders, holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and (iii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Company (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member (or more favorable voting rights, in the case of any Permitted Holder) and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i), (ii) and (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group.  Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)                                 any Investment in an Issuer or any Restricted Subsidiary;

(2)                                 any Investment in Cash Equivalents or Investment Grade Securities;

(3)                                 any Investment by an Issuer or any Restricted Subsidiary in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, an Issuer or a Restricted Subsidiary;

(4)                                 any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 4.06 or any other disposition of assets not constituting an Asset Sale;

(5)                                 any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under this Indenture;

(6)                                 loans and advances to officers, directors, employees or consultants of the Issuers or any of their Subsidiaries (i) in the ordinary course of business in an aggregate outstanding amount (valued in good faith by the Issuers at the time of the making thereof, and without giving effect to any subsequent change in value) not to exceed the greater of $20.0 million and [   ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, (ii) in respect of payroll payments and expenses in the ordinary course of business and (iii) in connection with such person’s purchase of Equity Interests of the Company or any direct or indirect parent of the Company solely to the extent that the amount of such loans and advances shall be contributed to the Company in cash as common equity;

(7)                                 any Investment acquired by an Issuer or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by such Issuer or such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by an Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)                                 Hedging Obligations permitted under Section 4.03(b)(x);

(9)                                 any Investment by an Issuer or any Restricted Subsidiary in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuers), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the sum of, (x) the greater of (i) $50.0 million and (ii) [  ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not an Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes an Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be an Issuer or a Restricted Subsidiary;

(10)                          additional Investments by an Issuer or any Restricted Subsidiary in an aggregate outstanding amount (valued in good faith by the Issuers at the time of the making thereof, and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the sum of, (x) the greater of (i) $50.0 million and (ii) [    ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not an Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes an Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be an Issuer or a Restricted Subsidiary;

(11)                          loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Company or any direct or indirect parent of the Company;

(12)                          Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock) or any direct or indirect parent of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit”;

(13)                          any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 4.07(b) (except transactions described in clauses (ii), (iv), (vi), (ix)(B) and (xvi) of Section 4.07(b));

(14)                          [reserved];

(15)                          guarantees issued in accordance with Section 4.03 and Section 4.11 including, without limitation, any guarantee or other obligation issued or incurred under any Credit Agreement in connection with any letter of credit issued for the account of the Issuers or any of their Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)                          Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17)                          Investments consisting of Securitization Assets or arising as a result of, or in connection with, Permitted Securitization Financings, including Investments of funds held in accounts permitted or required by the arrangements governing a Permitted Securitization Financing or any related indebtedness;

(18)                          any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells Securitization Assets pursuant to a Permitted Securitization Financing;

(19)                          additional Investments in joint ventures (valued in good faith by the Issuers) not to exceed, at any one time in the aggregate outstanding under this clause (19), the sum of (x) the greater of (i) $50.0 million and (ii) and [  ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters, plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value); provided, however, that an Issuer or any Restricted Subsidiary may make additional Investments in joint ventures if the Secured Leverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding such Investment is not greater than 6.30 to 1.00 on a pro forma basis after giving effect to such Investment as if it had occurred at the beginning of such four fiscal quarters; provided, further, however, that if any Investment pursuant to this clause (19) is made in any Person that is not an Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes an Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (19) for so long as such Person continues to be an Issuer or a Restricted Subsidiary;

(20)                          Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with an Issuer or a Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21)                          Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers;

(22)                          advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Issuers or the Restricted Subsidiaries;

(23)                          any Investment in any Subsidiary of the Issuers or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(24)                          guarantees of Indebtedness under customer financing lines of credit in the ordinary course of business;

(25)                          Investments made pursuant to the Acquisition Documents or in connection with the Transactions; and

(26)                          other Investments so long as, immediately after giving effect to such Investment, the Secured Leverage Ratio for the most recently ended four fiscal quarters for which financial statements have been delivered to the Trustee immediately preceding such Investment is not greater than 6.30 to 1.00 on a pro forma basis.

“Permitted Liens” means, with respect to any Person:

(1)                                 pledges or deposits and other Liens granted by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds, performance and return of money bonds, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)                                 Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)                                 Liens for taxes, assessments or other governmental charges not yet overdue by more than 30 days or that are being contested in good faith by appropriate proceedings;

(4)                                 Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit, bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)                                 minor survey exceptions, minor encumbrances, trackage rights, special assessments, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)                                 (A) Liens on assets of a Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of a Subsidiary that is not a Subsidiary Guarantor permitted to be Incurred pursuant to Section 4.03;

(B)                               (x) Liens securing Obligations in respect of (x) Indebtedness Incurred pursuant to clause (i) or (xxvii) of Section 4.03(b) and (y) any other Indebtedness permitted to be Incurred under this Indenture if, as of the date such Indebtedness was Incurred, and after giving pro forma effect thereto and the application of the net proceeds therefrom, the Secured Leverage Ratio of the Issuers does not exceed 6.30 to 1.00;

(C)                               Liens securing Obligations in respect of Indebtedness permitted to be Incurred pursuant to clause (iv), (xii) (or (xiv) to the extent it guarantees any such Indebtedness), (xvi) or (xx) of Section 4.03(b) (provided that (i) in the case of clause (xvi), such Liens securing Indebtedness Incurred pursuant to clause (xvi) shall only be permitted under this clause (C) if, on a pro forma basis after giving effect to the Incurrence of such Indebtedness and Liens, the Secured Leverage Ratio of the Issuer does not exceed 6.30 to 1.00 or the Secured Leverage Ratio of the Issuer would be no greater than immediately prior to such Incurrence and (ii) in the case of clause (xx), such Lien does not extend to the property or assets of any Subsidiary of the Issuer other than a Restricted Subsidiary that is not a Subsidiary Guarantor); and

(D)                               Liens securing the Notes Obligations, in respect of Indebtedness permitted to be Incurred pursuant to Section 4.03(b)(ii).

(7)                                 Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement and Liens securing the Notes Obligations);

(8)                                 Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to Section 4.03(b)(xvi)) are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by an Issuer or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(9)                                 Liens on assets or property at the time an Issuer or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into an Issuer or any Restricted Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to Section 4.03(b)(xvi)) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by an Issuer or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(10)                          Liens securing Indebtedness or other obligations of an Issuer or a Restricted Subsidiary owing to another Issuer or another Restricted Subsidiary permitted to be Incurred in accordance with Section 4.03;

(11)                          Liens securing Hedging Obligations not incurred in violation of this Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness (other than Hedging Obligations constituting Secured Bank Indebtedness);

(12)                          Liens on inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of documentary letters of credit, bank guarantees or bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)                          leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of an Issuer or any of the Restricted Subsidiaries;

(14)                          Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or other obligations not constituting Indebtedness;

(15)                          Liens in favor of an Issuer or any Subsidiary Guarantor;

(16)                          Liens in respect of Permitted Securitization Financings that extend only to the assets subject thereto and Liens on the Equity Interests of Special Purpose Securitization Subsidiaries;

(17)                          pledges and deposits and other Liens made in the ordinary course of business to secure liability to insurance carriers;

(18)                          Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)                          leases or subleases, and licenses or sublicenses (including with respect to intellectual property) granted to others in the ordinary course of business;

(20)                          Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (10), (11), (15), (25) and (37) of this definition; provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that secured the original Lien (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to the after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being refinanced, refunded, extended, renewed or replaced), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (or accreted value, if applicable), or, if greater, committed amount, of the applicable Indebtedness described under clauses (6), (7), (8), (9), (10), (11), (15), (25) and (37) at the time the original Lien became a Permitted Lien under this Indenture, (B) unpaid accrued interest and premiums (including tender premiums), and (C) an amount necessary to pay any underwriting discounts, defeasance costs, commissions, fees and expenses related to such refinancing, refunding, extension, renewal or replacement; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (6)(B) or (6)(C), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (6)(B) or (6)(C) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (6)(B) or (6)(C); provided, further, however, that any Lien securing any refinancing of any Indebtedness secured by a Lien referred to in clause (37) shall be a junior Lien;

(21)                          Liens on equipment of an Issuer or any Restricted Subsidiary granted in the ordinary course of business to such Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(22)                          judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)                          Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into in the ordinary course of business;

(24)                          Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(25)                          other Liens securing obligations the outstanding principal amount of which does not, taken together with the principal amount of all other obligations secured by Liens incurred under this clause (25) and any Liens to secure any refinancing, refunding, extension or renewal in respect thereof incurred pursuant to clause (20) that are at that time outstanding, exceed the greater of (i) $50.0 million and [     ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(26)                          any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement securing obligations of such joint venture or pursuant to any joint venture or similar agreement;

(27)                          any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of an Issuer or any Restricted Subsidiary, under any indenture issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture pursuant to customary discharge, redemption or defeasance provisions;

(28)                          Liens (i) arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business or (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(29)                          Liens (i) in favor of credit card companies pursuant to agreements therewith and (ii) in favor of customers;

(30)                          Liens disclosed by the title insurance policies delivered on (with respect to all mortgages delivered on the Issue Date) or subsequent to the Issue Date and pursuant to the Credit Agreement and any replacement, extension or renewal of any such Lien; provided that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted under this Indenture;

(31)                          Liens that are contractual rights of set-off relating to purchase orders and other agreements entered into with customers, suppliers or service providers of an Issuer or any Restricted Subsidiary in the ordinary course of business;

(32)                          in the case of real property that constitutes a leasehold interest, any Lien to which the fee simple interest (or any superior leasehold interest) is subject;

(33)                          Liens in respect of Third Party Funds;

(34)                          agreements to subordinate any interest of an Issuer or any Restricted Subsidiary in any accounts receivable or other prices arising from inventory consigned by an Issuer or any such Restricted Subsidiary pursuant to an agreement entered into in the ordinary course of business;

(35)                          Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof;

(36)                          Liens securing insurance premium financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums; and

(37)                          Liens on the Collateral securing Junior Lien Obligations; provided that the Notes are secured on a senior priority basis to the obligations so secured until such time as such obligations are no longer secured by a Lien.

“Permitted Securitization Documents” means all documents and agreements evidencing, relating to or otherwise governing a Permitted Securitization Financing.

“Permitted Securitization Financing” means one or more securitization transactions pursuant to which (i) Securitization Assets or interests therein are sold or transferred to or financed by one or more Special Purpose Securitization Subsidiaries, and (ii) such Special Purpose Securitization Subsidiaries finance (or refinancing) their acquisition of such Securitization Assets or interests therein, or the financing thereof, by selling or borrowing against Securitization Assets and any Hedging Obligations or hedging agreements entered into in connection with such Securitization Assets; provided that recourse to an Issuer or any Restricted Subsidiary (other than the Special Purpose Securitization Subsidiaries) in connection with such transactions shall be limited to the extent customary (as determined by an Issuer in good faith) for similar transactions in the applicable jurisdictions (including, to the extent applicable, in a manner consistent with the delivery of a “true sale”/”absolute transfer” opinion with respect to any transfer by an Issuer or any Restricted Subsidiary (other than a Special Purpose Securitization Subsidiary)).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” means interest paid with respect to the Notes by (i) increasing the outstanding principal amount of the Notes or (ii) issuing PIK Notes.

“PIK Notes” means additional Notes issued under this Indenture on the same terms and conditions as the Initial Notes in connection with the payment of PIK Interest.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Pre-Opening Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred that are classified as “pre-opening rent”, “opening costs” or “pre-opening expenses” (or any similar or equivalent caption).

“Pro Forma EBITDA” means, with respect to any Person, at any date, the EBITDA of such Person for the full four fiscal quarters for which internal financial statements are available immediately preceding such date, subject to the following adjustments. In the event that an Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which Pro Forma EBITDA is being calculated but prior to the event for which the calculation of Pro Forma EBITDA is made (the “Pro Forma EBITDA Calculation Date”), then Pro Forma EBITDA shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that an Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Pro Forma EBITDA Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into an Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Pro Forma EBITDA Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuers to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.  For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuers in good faith.

“Public Company Compliance” means compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, the provisions of the Securities Act and the Exchange Act, and the rules of national securities exchange listed companies (in each case, as applicable to companies with equity or debt securities held by the public), including procuring directors’ and officers’ insurance, legal and other professional fees, and listing fees.

“Rating Agency” means (1) each of Moody’s and S&P (and their respective successors and assigns) and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuers’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 15cs-1(c)(2)(vi)(F) under the Exchange Act selected by an Issuer or any direct or indirect parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Assets” means accounts receivable (including any bills of exchange) and related assets and property from time to time originated, acquired or otherwise owned by an Issuer or any Subsidiary.

“Record Date” has the meaning specified in Exhibit A hereto.

“Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that would appear as “restricted” on a consolidated balance sheet of the Issuers or any of their Restricted Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuers.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by an Issuer or a Restricted Subsidiary whereby such Issuer or such Restricted Subsidiary transfers such property to a Person and such Issuer or such Restricted Subsidiary leases it from such Person, other than leases between an Issuer and a Restricted Subsidiary or between Issuers or Restricted Subsidiaries.

“Second Priority Lien Obligations” means (a) the Notes Obligations and (b) all Other Second Lien Obligations.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6) of the definition of “Permitted Liens,” as designated by the Issuers to be included in this definition.

“Secured Indebtedness” means any Consolidated Total Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that an Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that an Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into an Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuers to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.  For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuers in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means any of the following assets (or interests therein) from time to time originated, acquired or otherwise owned by an Issuer or any Restricted Subsidiary or in which an Issuer or any Restricted Subsidiary has any rights or interests, in each case, without regard to where such assets or interests are located: (1) Receivables Assets, (2) franchise fee payments and other revenues related to franchise agreements, (3) royalty and other similar payments made related to the use of trade names and other intellectual property, business support, training and other services, (4) revenues related to distribution and merchandising of the products of an Issuer and the Restricted Subsidiaries, (5) rents, real estate taxes and other non- royalty amounts due from franchisees, (6) intellectual property rights relating to the generation of any of the foregoing types of assets, (7) parcels of or interests in real property, together with all easements, hereditaments and appurtenances thereto, all improvements and appurtenant fixtures and equipment, incidental to the ownership, lease or operation thereof, (8) any Equity Interests of any Special Purpose Securitization Subsidiary or any Subsidiary of a Special Purpose Securitization Subsidiary and any rights under any limited liability company agreement, trust agreement, shareholders agreement, organization or formation documents or other agreement entered into in furtherance of the organization of such entity, (9) any equipment, contractual rights with unaffiliated third parties, website domains and associated property and rights necessary for a Special Purpose Securitization Subsidiary to operate in accordance with its stated purposes, (10) any rights and obligations associated with gift card or similar programs and (11) any other assets and property (or proceeds of such assets or property) to the extent customarily included in securitization transactions of the relevant type in the applicable jurisdictions (as determined by the Issuers in good faith).

“Security Documents” means the Collateral Agreement and the security agreements, pledge agreements, collateral assignments and mortgages, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral for the benefit of the Trustee, the Collateral Agent and the holders of the Notes as contemplated by this Indenture.

“Senior Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries constituting First Priority Lien Obligations as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that an Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Senior Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured Leverage Ratio is made (the “Senior Secured Leverage Calculation Date”), then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that an Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into an Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuers.  Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuers as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Senior Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuers to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.  For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuers may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuers in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuers within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means any business, the majority of whose revenues are derived from (i) the business or activities of the Issuers and their Subsidiaries as of the Issue Date, (ii) any business that is a natural outgrowth or a reasonable extension, development or expansion of any such business or any business similar, reasonably related, incidental, complementary or ancillary to any of the foregoing or (iii) any business that in the Issuers’ good faith business judgment constitutes a reasonable diversification of business conducted by the Issuers and their Subsidiaries.

“Special Purpose Securitization Subsidiary” means (i) a direct or indirect Subsidiary of an Issuer established in connection with a Permitted Securitization Financing for the acquisition of Securitization Assets or interests therein and/or Equity Interests in other Special Purpose Securitization Subsidiaries, and which is organized in a manner (as determined by an Issuer in good faith) intended to reduce the likelihood that it would be substantively consolidated with an Issuer or any of the Restricted Subsidiaries (other than Special Purpose Securitization Subsidiaries) in the event such Issuer or any such Restricted Subsidiary becomes subject to a proceeding under the Bankruptcy Code (or other insolvency law) and (ii) any subsidiary of a Special Purpose Securitization Subsidiary.

“Sponsors” means (i) one or more investment funds affiliated with Apollo Global Management, LLC and any of their respective Affiliates (collectively, the “Apollo Sponsors”), (ii) one or more investment funds affiliated with GSO Capital Partners LP and any of their respective Affiliates (collectively, the “GSO Sponsors”) and (iii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with the Apollo Sponsors or the GSO Sponsors; provided that, collectively, the Apollo Sponsors and GSO Sponsors control a majority of the voting power of such group.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable.

“Subordinated Indebtedness” means (a) with respect to an Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to its Subsidiary Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means any guarantee of the obligations of the Issuers under this Indenture and the Notes by any Subsidiary Guarantor in accordance with the provisions of this Indenture.

“Subsidiary Guarantor” means any Subsidiary that Incurs a Subsidiary Guarantee; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with this Indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“Suspension Period” means the period of time between a Covenant Suspension Event and the related Reversion Date.

“Tax Distributions” means any distributions described in Section 4.04(b)(xii).

“Third Party Funds” means any accounts or funds, or any portion thereof, received by either Issuer or any of their Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon either Issuer or one or more of their Subsidiaries to collect and remit those funds to such third parties.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as amended and as in effect on the date of this Indenture.

“Transactions” means the transactions described under “Part I — The Arrangement — Details of the Arrangement”, “Part I — The Arrangement — Financing of the Arrangement” and “Part I — The Arrangement — Effect of the Arrangement” in the Circular.

“Total Assets” means the total consolidated assets of the Issuers and the Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuers, without giving effect to any impairment or amortization of the amount of intangible assets since [     ], 2017, calculated on a pro forma basis after giving effect to any subsequent acquisition or disposition of a Person or business.

“Treasury Rate” means, as of the applicable redemption date, as determined by the Issuers, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date or, in the case of a satisfaction or discharge, two days prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to [     ], 2018; provided, however, that if the period from such redemption date to [     ], 2018 is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer within the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, trust officer or assistant trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Trustee” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

“Uniform Commercial Code” or “UCC” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1)             any Subsidiary of an Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)             any Subsidiary of an Unrestricted Subsidiary;

The Issuers may designate any Subsidiary of the Issuers (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless at the time of such designation such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, an Issuer or any other Restricted Subsidiary of an Issuer that is not a Subsidiary of the Subsidiary to be so designated, in each case at the time of such designation; provided, however, that (i) the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of an Issuer or any of the Restricted Subsidiaries unless otherwise permitted under Section 4.04 and (ii) an Issuer may not designate any Subsidiary of an Issuer to be an Unrestricted Subsidiary during any Suspension Period; provided, further, however, that either:

(a)             the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)             if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 4.04.

The Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)             (1) the Issuers could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a) or (2) the Fixed Charge Coverage Ratio of the Issuers and the Restricted Subsidiaries would be no less than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)             no Event of Default shall have occurred and be continuing.

Any such designation by the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)             direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)             obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America,

which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

SECTION 1.02               Other Definitions.

Term	Section
$1.03(j)
Affiliate Transaction	4.07(a)
Agent Members	Appendix
AHYDOs	3.09(b)
Asset Sale Offer	4.06(b)(ii)
Calculation Agent	2.04(a)
Change of Control Offer	4.08(b)
Co-Issuer	Preamble
Collateral Agent	Preamble
Company	Preamble
covenant defeasance option	8.01(b)
Covenant Suspension Event	4.15

Term	Section
Deemed Date	4.03(c)(3)
Definitive Note	Appendix
Depository	Appendix
Event of Default	6.01
Excess Proceeds	4.06(b)(ii)
Global Notes	Appendix
Global Notes Legend	Appendix
Guaranteed Obligations	12.01(a)
IAI	Appendix
incorporated provision	13.01
Increased Amount	4.12(c)
Incurrence Clauses	4.04(c)
Initial Notes	Preamble
Issuers	Preamble
legal defeasance option	8.01(b)
Notes	Preamble
Notes Custodian	Appendix
Notice of Default	6.01(k)
Offer Period	4.06(d)
Paying Agent	2.04(a)
Permitted Jurisdictions	5.01(a)(vi)
protected purchaser	2.08
QIB	Appendix
Refinancing Indebtedness	4.03(b)(xv)
Refunding Capital Stock	4.04(b)(ii)
Registrar	2.04(a)
Regulation S	Appendix
Regulation S Notes	Appendix
Reporting Entity	4.02(b)
Restricted Notes Legend	Appendix
Restricted Payments	4.04(a)(iv)
Retired Capital Stock	4.04(b)(ii)
Reversion Date	4.15
Rule 144A	Appendix
Rule 501	Appendix
Second Commitment	4.06(b)(ii)
Special Mandatory Redemption	3.09(b)
Special Mandatory Redemption Date	3.09(b)
Successor Co-Issuer	5.01(b)(i)
Successor Company	5.01(a)(i)
Successor Subsidiary Guarantor	5.01(b)(i)
Suspended Covenants	4.15
Transfer Restricted Definitive Notes	Appendix
Transfer Restricted Global Notes	Appendix
Transfer Restricted Notes	Appendix

Term	Section
Trustee	Preamble
U.S. dollars	1.03(j)
Unrestricted Definitive Notes	Appendix
Unrestricted Global	Notes Appendix

SECTION 1.03               Rules of Construction. Unless the context otherwise requires:

(a)           a term has the meaning assigned to it;

(b)           an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c)           “or” is not exclusive;

(d)           “including” means including without limitation;

(e)           words in the singular include the plural and words in the plural include the singular;

(f)            unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Indebtedness merely by virtue of its nature as unsecured Indebtedness;

(g)           the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of an Issuer dated such date prepared in accordance with IFRS;

(h)           the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(i)            unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with IFRS;

(j)            “$” and “U.S. dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts;

(k)           for all purposes of this Indenture, references to Notes include any PIK Notes; and

(l)            for all purposes of this Indenture, references to “principal amount” of the Notes includes any increase in the principal amount thereof (including PIK Notes) as a result of the payment of PIK Interest.

ARTICLE II

THE NOTES

SECTION 2.01             Amount of Notes. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture on the Issue Date is $175,000,000.

The Issuers may from time to time after the Issue Date issue Additional Notes under this Indenture in an unlimited principal amount, so long as (i) the Incurrence of the Indebtedness represented by such Additional Notes is at such time permitted by Section 4.03 and the Liens with respect thereto are permitted by Section 4.12 and (ii) such Additional Notes are issued in compliance with the other applicable provisions of this Indenture. With respect to any Additional Notes issued after the Issue Date (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 2.07, 2.08, 2.09, 3.08, 4.06(e), 4.08(c) or Appendix A), there shall be (a) established in or pursuant to a resolution of the Board of Directors of the Company and, if required, the Co-Issuer and (b) (i) set forth or determined in the manner provided in an Officer’s Certificate or (ii) established in one or more indentures supplemental hereto, prior to the issuance of such Additional Notes:

(1)           the aggregate principal amount of such Additional Notes which may be authenticated and delivered under this Indenture;

(2)           the issue price and issuance date of such Additional Notes, including the date from which interest on such Additional Notes shall accrue; and

(3)           if applicable, that such Additional Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositaries for such Global Notes, the form of any legend or legends which shall be borne by such Global Notes in addition to or in lieu of those set forth in Exhibit A hereto and any circumstances in addition to or in lieu of those set forth in Section 2.2 of Appendix A in which any such Global Note may be exchanged in whole or in part for Additional Notes registered, or any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the depositary for such Global Note or a nominee thereof.

If any of the terms of any Additional Notes are established by action taken pursuant to a resolution of the Board of Directors of the Company and, if required, the Co-Issuer, a copy of an appropriate record of such action shall be certified by the Secretary or any Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate or an indenture supplemental hereto setting forth the terms of the Additional Notes.

In connection with the payment of PIK Interest, the Issuers may, without the consent of the holders (and without regard to any restrictions or limitations set forth in Section 4.03 hereof), increase the outstanding principal amount of the Notes or issue PIK Notes (in each case, a “PIK Payment”).

The Initial Notes, any PIK Notes and any Additional Notes may, at the Issuers’ option, be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number, if applicable.

SECTION 2.02             Form and Dating. Provisions relating to the Initial Notes are set forth in Appendix A, which is hereby incorporated in and expressly made a part of this Indenture. The (i) Initial Notes and the Trustee’s certificate of authentication and (ii) any PIK Notes or Additional Notes and the Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuers or any Subsidiary Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Issuers). Each Note shall be dated the date of its authentication. The Notes shall be issuable only in registered form without interest coupons and in denominations of $2,000 and any integral multiples of $1,000 in excess thereof, provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by the Depository in denominations of less than $2,000; provided, further, that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00, and any increase in the principal amount of Notes as a result of a PIK Payment which may be in integral multiples of $1.00.

On any Interest Payment Date on which the Issuers pay PIK Interest with respect to a Global Note, the Trustee, or the Registrar at the direction of the Trustee, in each case, upon receipt of an Officer’s Certificate setting forth the amount by which such Global Note shall be increased as a result of the payment of such PIK Interest, shall increase the principal amount of such Global Note by an amount equal to the PIK Interest payable, rounded up to the nearest $1.00, for the relevant Interest Period on the principal amount of such Global Note as of the relevant Record Date for such Interest Payment Date, to the credit of the holders on such Record Date, pro rata to the extent practicable, or by such other method that the Depository deems appropriate, in accordance with their interests, and an adjustment shall be made on the books and records of the Trustee with respect to such Global Note to reflect such increase. On any Interest Payment Date on which the Issuers pay PIK Interest by issuing certificated PIK Notes, the principal amount of any such PIK Notes issued to any holder, for the relevant Interest Period as of the relevant Record Date for such Interest Payment Date, shall be rounded up to the nearest $1.00.

SECTION 2.03             Execution and Authentication. The Trustee shall, upon receipt of an Opinion of Counsel, authenticate and make available for delivery upon a written order of the Issuers (in the form of an Officer’s Certificate complying with the requirements of Section 13.04 and 13.05 herein) signed by one Officer of each of the Issuers (a) Initial Notes for original issue on the date hereof in an aggregate principal amount of $175,000,000, (b) in connection with any PIK Payment, PIK Notes (or increase in the principal amount of any Global Note as a result of a PIK Payment) in an aggregate principal amount to be determined at the time of issuance and specified therein for such PIK Notes (or increases in the principal amount of any Global Notes in connection with a PIK Payment) and (c) subject to the terms of this Indenture,

Additional Notes in an aggregate principal amount to be determined at the time of issuance and specified therein. Such order shall specify the amount of separate Note certificates to be authenticated, the principal amount of each of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, whether the Notes are to be Initial Notes, PIK Notes or Additional Notes, the registered holder of each of the Notes and delivery instructions. Notwithstanding anything to the contrary in this Indenture or Appendix A, any issuance of Additional Notes after the Issue Date shall be in a principal amount of at least $2,000 and integral multiples of $1,000 in excess thereof; provided, further, that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00, and any increase in the principal amount of Notes as a result of a PIK Payment which may be in integral multiples of $1.00.

One Officer from each Issuer shall sign the Notes for the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuers to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuers. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

SECTION 2.04             Registrar, Paying Agent and Calculation Agent.

(a)           The Issuers shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where Notes may be presented for payment (the “Paying Agent”). In addition, there shall be a Calculation Agent for the Notes (the “Calculation Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuers may have one or more co- registrars and one or more additional paying agents. The term “Registrar” includes any co- registrars. The term “Paying Agent” includes the Paying Agent and any additional paying agents. The Issuers initially appoint the Trustee as Registrar, Paying Agent, Calculation Agent and the Notes Custodian with respect to the Global Notes.

(b)        The Issuers may enter into an appropriate agency agreement with any Registrar, Calculation Agent or Paying Agent not a party to this Indenture, which shall incorporate the terms of the TIA. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuers shall notify the Trustee in writing of the name and address of any such agent. If the Issuers fail to maintain a Registrar, Calculation Agent or

Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Issuers or any of their domestically organized Subsidiaries may act as Paying Agent, Registrar or Calculation Agent.

(c)           The Issuers may remove any Registrar, Calculation Agent or Paying Agent upon five Business Days’ prior written notice to such Registrar, Calculation Agent or Paying Agent and to the Trustee; provided, however, that no such removal shall become effective until (i) if applicable, acceptance of an appointment by a successor Registrar, Calculation Agent or Paying Agent, as the case may be, as evidenced by an appropriate agreement entered into by the Issuers and such successor Registrar, Calculation Agent or Paying Agent, as the case may be, and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as Registrar, Calculation Agent or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Registrar, Calculation Agent or Paying Agent may resign at any time upon written notice to the Issuers and the Trustee; provided, however, that the Trustee may resign as Paying Agent, Calculation Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section 7.08.

SECTION 2.05             Paying Agent to Hold Money in Trust. Prior to or on each due date of the principal of and interest on any Note, the Issuers shall deposit with each Paying Agent (or if the Company, the Co-Issuer or a Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and Cash Interest when so becoming due. The Issuers shall require each Paying Agent (other than the Trustee) to agree in writing that a Paying Agent shall hold in trust for the benefit of holders or the Trustee all money held by a Paying Agent for the payment of principal of and interest on the Notes, and shall notify the Trustee in writing of any default by the Issuers in making any such payment. If the Company, the Co-Issuer or a Subsidiary of the Issuers acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto. The Issuers at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section 2.05, a Paying Agent shall have no further liability for the money delivered to the Trustee.

SECTION 2.06             Holder Lists. The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders. If the Trustee is not the Registrar, the Issuers shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders.

SECTION 2.07             Transfer and Exchange. The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A. When a Note is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer as requested if its requirements therefor are met. When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Notes at the Registrar’s request. The

Issuers may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section. The Issuers shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes selected for redemption (except, in the case of Notes to be redeemed in part, the portion thereof not to be redeemed) or of any Notes for a period of 15 days before a selection of Notes to be redeemed.

Prior to the due presentation for registration of transfer of any Note, the Company, the Co-Issuer, the Subsidiary Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Co-Issuer, the Subsidiary Guarantors, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by (a) the holder of such Global Note (or its agent) or (b) any holder of a beneficial interest in such Global Note, and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

None of the Trustee, Registrar or Paying Agent shall have any responsibility for any actions taken or not taken by the Depository.

SECTION 2.08             Replacement Notes. If a mutilated Note is surrendered to the Registrar or if the holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuers shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the holder (a) satisfies any requirement of the Issuers and the Trustee within a reasonable time after such holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (b) makes such request to the Issuers and the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (c) satisfies any other reasonable requirements of the Issuers and the Trustee. If required by the Trustee or the Issuers, such holder shall furnish an indemnity bond sufficient in the judgment of the Trustee, with respect to the Trustee, and the Issuers, with respect to the Issuers, to protect the Issuers, the Trustee, the Paying Agent and the Registrar, as applicable, from any loss or liability that any of them may suffer if a Note is replaced and subsequently presented or claimed for payment. The Issuers and the Trustee may charge the holder for their expenses in replacing a Note (including, without limitation, attorneys’ fees and disbursements in replacing such Note). In the event any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Issuers in their discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of the Issuers.

The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

SECTION 2.09             Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.09 as not outstanding. A Note does not cease to be outstanding because the Issuers or an Affiliate of the Issuers holds the Note.

If a Note is replaced pursuant to Section 2.08 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuers receive proof satisfactory to them that the replaced Note is held by a protected purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and no Paying Agent is prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10             Cancellation. The Issuers at any time may deliver Notes to the Trustee for cancellation (accompanied by a written direction). The Registrar and each Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in accordance with its customary procedures. The Issuers may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

SECTION 2.11             Defaulted Interest. If the Issuers default in a payment on the Notes, the Issuers shall pay (i) first, interest on overdue principal at the rate of interest then borne by the Notes, (ii) second, interest on overdue interest at the rate of interest then borne by the Notes and (iii) to the extent lawful, interest on such defaulted interest at the rate of interest then borne by the Notes, in each case, in cash. The Issuers may pay the defaulted interest to the Persons who are holders on a subsequent special record date. The Issuers shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly deliver or cause to be delivered to each affected holder (with a copy to the Trustee) a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.12             CUSIP Numbers, ISINs, Etc. The Issuers in issuing the Notes may use CUSIP numbers, ISINs and “Common Code” numbers (if then generally in use), and the Trustee shall use any such CUSIP numbers, ISINs and “Common Code” numbers in notices of redemption as a convenience to holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers, either as printed on the Notes or as contained in any notice of redemption, that reliance may be placed only on the other identification numbers printed on the Notes and that any such redemption shall not be affected by any defect in or omission of such numbers. The Issuers shall advise the Trustee in writing of any change in any such CUSIP numbers, ISINs and “Common Code” numbers.

SECTION 2.13             Calculation of Principal Amount of Notes. The aggregate principal amount of the Notes, at any date of determination, shall be the principal amount of the Notes (including any PIK Notes issued in respect thereof and any increase in principal amount thereof as a result of the payment of PIK Interest) at such date of determination. With respect to any matter requiring consent, waiver, approval or other action of the holders of a specified percentage of the principal amount of all the Notes, such percentage shall be calculated, on the relevant date of determination, by dividing (a) the principal amount, as of such date of determination, of Notes, the holders of which have so consented, by (b) the aggregate principal amount, as of such date of determination, of the Notes then outstanding, in each case, as determined in accordance with the preceding sentence and Section 2.09 of this Indenture. Any calculation of the Applicable Premium made pursuant to this Indenture or the Notes shall be made by the Issuers and delivered to the Trustee pursuant to an Officer’s Certificate. The Trustee shall have no liability or responsibility for any calculation made hereunder or in connection herewith or for any information used in any such calculation.

ARTICLE III

REDEMPTION

SECTION 3.01             Redemption. The Notes may be redeemed, in whole or from time to time in part, subject to the conditions and at the redemption prices set forth in paragraph 5 of the form of Note set forth in Exhibit A hereto, which is hereby incorporated by reference and made a part of this Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

SECTION 3.02             Applicability of Article. Redemption of Notes at the election of the Issuers or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article III.

SECTION 3.03     Notices to Trustee. If the Issuers elect to redeem Notes pursuant to the optional redemption provisions of paragraph 5 of the Note or are required to redeem the Notes pursuant to the mandatory redemption provisions of Section 3.09, the Issuers shall deliver to the Trustee an Officer’s Certificate executed by each of them that states (i) the Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed, (iv) the redemption price and (v) whether such redemption is revocable. The Issuers shall give notice to the Trustee provided for in this paragraph at least 30 days but not more than 60 days before a redemption date (and prior to 12:00 noon, New York City time, no less than 3 Business Days prior to delivering a notice of redemption to holders) if the redemption is a redemption pursuant to paragraph 5 of the Note. The Issuers may also include a request in such Officer’s Certificate that the Trustee give the notice of redemption in the Issuers’ name and at their expense (and select the Notes to be redeemed in the case of a partial redemption) and setting forth the information to be stated in such notice as provided in Section 3.05.  Any such notice may be canceled if written notice from the Issuers of such cancellation is actually received by the Trustee prior to notice of such redemption being delivered to any holder or otherwise delivered in accordance with the applicable procedures of the Depository and shall thereby be void and of no effect. The Issuers shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 3.04.

SECTION 3.04     Selection of Notes to Be Redeemed. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed (and the Issuers shall notify the Trustee in writing of any such listing), or if the Notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and, in each case, in such manner that complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be redeemed in part, or if a PIK Payment has occurred, no Notes of $1.00 or less shall be redeemed in part. The Trustee shall make the selection from outstanding Notes not previously called for redemption. The Trustee may select for redemption portions of the principal of Notes that have denominations larger than $2,000, or if a PIK Payment has occurred, have denominations larger than $1.00.  Notes and portions of them the Trustee selects shall be in amounts of $2,000 or integral multiples of $1,000 in excess thereof, or if a PIK Payment has occurred, in amounts of $1.00 or integral multiples of $1.00 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. Upon selection, the Trustee shall notify the Issuers promptly of the Notes or portions of Notes to be redeemed.

SECTION 3.05     Notice of Optional Redemption.

(a)           At least 30 but not more than 60 days before a redemption date pursuant to paragraph 5 of the Note or Section 3.09, the Issuers shall mail or cause to be mailed by first-class mail at its registered address, or otherwise deliver in accordance with the procedures of the Depository, a notice of redemption to each holder whose Notes are to be redeemed (with a copy to the Trustee), except that redemption notices may be mailed or otherwise delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article VIII.

Any such notice shall identify the Notes to be redeemed and shall state:

(i)           the redemption date;

(ii)          the redemption price and the amount of accrued interest to the redemption date;

(iii)         the name and address of the Paying Agent;

(iv)        that Notes called for redemption must be surrendered to the Trustee or Paying Agent to collect the redemption price, plus accrued and unpaid interest, if any;

(v)         if fewer than all the outstanding Notes are to be redeemed, the certificate numbers (if applicable) and principal amounts of the particular Notes to be redeemed, the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;

(vi)        that, unless the Issuers default in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(vii)       the CUSIP number, ISIN and/or “Common Code” number, if any, printed on the Notes being redeemed;

(viii)      that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN and/or “Common Code” number, if any, listed in such notice or printed on the Notes;

(ix)        if the redemption is subject to the satisfaction of one or more conditions precedent, the notice thereof shall describe each such condition and, if applicable, shall state that, in the Issuers’ discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed; and

(x)         at the Issuers’ option, that the payment of the redemption price and performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof. In addition, any redemption or notice thereof may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event. For the avoidance of doubt, if any redemption date shall be delayed as contemplated by this Section 3.05 and the terms of the applicable notice of redemption, such redemption date as so delayed may occur at any time after the original redemption date set forth in the applicable notice of redemption and after the satisfaction of any applicable conditions precedent, including, without limitation, on a date that is less than 30 days after the original redemption date or more than 60 days after the date of the applicable notice of redemption. To the extent that the redemption date will occur on a date other than the original redemption date set forth in the applicable notice of redemption, the Issuer shall notify the holders and the Trustee of the final redemption date prior to such date; provided that the failure to give such notice, or any defect therein, shall not impair or affect the validity of any redemption under this Article III.

(b)           At the Issuers’ request, the Trustee shall deliver the notice of redemption in the Issuers’ name and at the Issuers’ expense subject to the terms of Section 3.03 hereof. In such event, the Issuers shall notify the Trustee of such request no later than 12:00 noon, New York City time, at least three Business Days (or such shorter period as is acceptable to the Trustee) prior to the date such notice is to be provided to holders.

SECTION 3.06     Effect of Notice of Redemption. Once notice of redemption is mailed or otherwise delivered in accordance with Section 3.05, Notes called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, except as provided in the final paragraph of paragraph 5 of the Notes or Section 3.05(a). Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price stated in the notice, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; provided, however, that if the redemption date is after a regular Record Date and on or prior to the next Interest Payment Date, the accrued interest shall be payable to the holder of the redeemed Notes registered on the relevant Record Date. Failure to give notice or any defect in the notice to any holder shall not affect the validity of the notice to any other holder.

SECTION 3.07     Deposit of Redemption Price. With respect to any Notes, prior to 10:00 a.m., New York City time, on the redemption date, the Issuers shall deposit with the Paying Agent (or, if the Company, the Co-Issuer or a Subsidiary of the Company or the Co- Issuer is the Paying Agent, shall segregate and hold in trust) money in immediately available funds sufficient to pay the redemption price of and accrued and unpaid interest, if any, on all Notes or portions thereof to be redeemed on that date other than Notes or portions of Notes called for redemption that have been delivered by the Issuers to the Trustee for cancellation. On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest, if any, on, the Notes or portions thereof to be redeemed, unless the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture.

SECTION 3.08     Notes Redeemed in Part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. Upon surrender and cancellation of a Note that is redeemed in part, the Issuers shall execute and upon the written order of the Issuers the Trustee shall authenticate for the holder (at the Issuers’ expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered and cancelled.

SECTION 3.09     Mandatory Redemption.

(a)           Except as set forth in Section 3.09(b), the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(b)           If the Issuers determine that the Notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Code, and as a result the Issuers would otherwise be subject to limitations on their deduction of interest in respect of the Notes pursuant to Section 163(e)(5) of the Code, then on the last day of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Issuers shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the Notes, without premium or penalty, in an amount necessary to ensure that the Notes will not be treated as AHYDOs within the meaning of Section 163(i)(1) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable Notes outstanding at such time (and shall be treated by the Issuers and the holders of the Notes first as a payment of accrued interest (original issue discount) on such Note for federal income tax purposes).  The holders of the Notes and the Issuers intend that the Special Mandatory Redemptions be sufficient to prevent each Note from being treated as an AHYDO within the meaning of Section 163(i)(1) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the Indenture will alter the Issuers’ obligation to make the Special Mandatory Redemption with respect to any Notes that remain outstanding on each Special Mandatory Redemption Date.

(c)           Any redemption of the Notes pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.02 through 3.08.  In the case of any Special Mandatory Redemption, the Issuers shall send notice of such redemption to the Trustee 60 days before the redemption date (and no less than 3 Business Days prior to the date for delivery of notice to the holders), which notice shall specify the amount of the Special Mandatory Redemption. The determination of when a Special Mandatory Redemption is required is the Issuers and the Trustee shall not be responsible for any such determination.

ARTICLE IV

COVENANTS

SECTION 4.01     Payment of Notes.  The Issuers shall promptly pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. An installment of principal of or interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds as of 10:00 a.m., New York City time, money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture. PIK Interest shall be considered paid on the date due if by 10:00 a.m., New York City time, on such date the Trustee has received (i) a written order, pursuant to Section 2.03, from the Issuers signed by an Officer of each of the Issuers to increase the balance of any Global Note to reflect such PIK Interest or (ii) PIK Notes duly executed by the Issuers together with a written order, pursuant to Section 2.03, of the Issuers signed by an Officer of each of the Issuers requesting the authentication of such PIK Notes by the Trustee.

The Issuers shall pay interest on overdue principal at the rate specified therefor in the Notes, and they shall pay interest on overdue installments of interest at the same rate borne by the Notes to the extent lawful.

SECTION 4.02     Reports and Other Information.

(a)           For so long as any Notes are outstanding, the Issuers shall furnish to the Trustee a copy of all of the information and reports referred to below:

(i)                    within 105 days after the end of each fiscal year (provided, for the fiscal year prior to or during which the Arrangement is consummated, within 120 days after the end of such fiscal year), annual reports of the Reporting Entity for such fiscal year containing the information that would have been required to be contained in an annual report on Form 10-K (or any successor or comparable form) if the Reporting Entity had been a reporting company under the Exchange Act, except to the extent permitted to be excluded by the SEC or by IFRS;

(ii)                   within 60 days after the end of each of the first three fiscal quarters of each fiscal year (provided, for the fiscal quarters prior to or during which the Arrangement is consummated, within 90 days after the end of such fiscal quarters), quarterly reports of the Reporting Entity for such fiscal quarter containing the information that would have been required to be contained in a quarterly report on Form 10-Q (or any successor or comparable form) if the Reporting Entity had been a reporting company under the Exchange Act, except to the extent permitted to be excluded by the SEC or by IFRS; and

(iii)                  within 15 days after the time period specified in the SEC’s rules and regulations for filing current reports on Form 8-K, current reports of the Reporting Entity containing substantially all of the information that would be required to be filed in a current report on Form 8-K under the Exchange Act on the Issue Date pursuant to Sections 1, 2 and 4, Items 5.01, 5.02(a), (b) and (c) and Item 9.01(a) and (b) (only to the extent relating to any of the foregoing) of Form 8-K if the Reporting Entity had been a reporting company under the Exchange Act; provided, however, that no such current reports (or Items thereof or all or a portion of the financial statements that would have otherwise been required thereby) will be required to be delivered (or included) if the Issuers determine in their good faith judgment that such event (or information) is not material to holders or the business, assets, operations, financial position or prospects of the Issuers and the Restricted Subsidiaries, taken as a whole.

In addition to providing such information and reports to the Trustee, the Issuers shall make available to the holders, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts the information required to be provided pursuant to the foregoing clauses (i), (ii) and (iii), by posting such information to its website (or the website of any of the Company’s parent companies, including the Reporting Entity) or on IntraLinks or any comparable online data system or website. If at any time the Company or any direct or indirect parent of the Company has made a good faith determination to file a registration statement with the SEC with respect to an initial public offering of such entity’s Capital Stock, the Issuers will not be required to disclose any information about such initial public offering or take any other actions with respect to such initial public offering that, in the good faith view of the Issuers, would violate the securities laws or the SEC’s “gun jumping” rules or otherwise have an adverse effect on such initial public offering.

Notwithstanding the foregoing, (A) none of the Issuers nor any Reporting Entity will be required to furnish any information, certificates or reports that would otherwise be required by (i) Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 or 308 of Regulation S-K or (ii) Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-generally accepted accounting principles financial measures contained therein, (B) such reports will not be required to contain financial information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or include any exhibits or certifications required by Form 10-K, Form 10-Q or Form 8-K (or any successor or comparable forms) or related rules under Regulation S-K and (C) such reports shall not be required to present compensation or beneficial ownership information and such reports may be presented in accordance with IFRS prior to an Accounting Conversion Date.

(b)           The financial statements, information and other documents required to be provided as described in this Section 4.02 may be those of (i) the Company or (ii) any direct or indirect parent of the Company (any such entity described in clause (i) or (ii), a “Reporting Entity”), so long as in the case of clause (ii) either (1) such direct or indirect parent of the Company shall not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any material business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management of, the Company or (2) if otherwise, the financial information so delivered shall be accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Issuers and the Restricted Subsidiaries on a standalone basis, on the other hand.

(c)           The Issuers will make such information and reports available to prospective investors upon request. The Issuers shall, for so long as any Notes remain outstanding during any period when neither it nor another Reporting Entity is subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(d)           Notwithstanding the foregoing, the Issuers will be deemed to have furnished such reports and information referred to in this Section 4.02 to the Trustee, the holders, prospective investors, market makers, securities analysts and the Trustee for all purposes of this Indenture if the Issuer or another Reporting Entity has filed (i) such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available or (ii)

analogous reports pursuant to Canadian Securities Legislation on the Canadian Securities Administrators’ SEDAR website (or successor system) and such reports are publicly available. In addition, the requirements of this Section 4.02 shall be deemed satisfied and the Issuers will be deemed to have delivered such reports and information referred to this Section 4.02 to the Trustee, holders, prospective investors, market makers and securities analysts for all purposes of this Indenture by the posting of reports and information that would be required to be provided on the Issuer’s website (or that of any of the Company’s parent companies, including the Reporting Entity).

(e)           The Issuers will also hold quarterly conference calls, beginning with the first full fiscal quarter ending after the Issue Date, for all holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts to discuss such financial information no later than ten Business Days after the distribution of such information required by clauses (i) or (ii) of Section 4.02(a) and, prior to the date of each such conference call, will announce the time and date of such conference call and either include all information necessary to access the call or inform holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts how they can obtain such information, including, without limitation, the applicable password or login information (if applicable).

(f)            Delivery of such reports, information and documents to the Trustee pursuant to this Section 4.02 is for informational purposes only and the Trustee’s receipt thereof shall not constitute actual or constructive notice of any information contained therein, including each Issuers’ respective compliance with any covenant (as to which the Trustee is entitled to conclusively rely on Officer’s Certificates). The Trustee shall have no liability or responsibility for the content, filing or timeliness of any report delivered or filed under or in connection with this Indenture or the transactions contemplated hereunder.

SECTION 4.03     Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)           (i) The Issuers shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and (ii) the Issuers shall not permit any of the Restricted Subsidiaries (other than a Subsidiary Guarantor) to issue any shares of Preferred Stock; provided, however, that the Issuers and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary of the Issuers that is not a Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that any Restricted Subsidiary that is not a Subsidiary Guarantor may not Incur

Indebtedness or issue shares of Disqualified Stock or Preferred Stock in excess of a principal amount or liquidation preference at the time of Incurrence, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and Incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this Section 4.03(a), together with any Refinancing Indebtedness thereof pursuant to Section 4.03(b)(xv), equal to, after giving pro forma effect to such Incurrence (including pro forma effect to the application of the net proceeds therefrom), the greater of $50.0 million and [         ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock of Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount).

(b)           The limitations set forth in Section 4.03(a) shall not apply to:

(i)           the Incurrence by either Issuer or any Restricted Subsidiary of Indebtedness (including under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder) up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed an amount equal to the sum of (x) $415.0 million plus (y) an additional aggregate principal amount of Consolidated Total Indebtedness that at the time of Incurrence does not cause the Senior Secured Leverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, determined on a pro forma basis, to exceed 4.60 to 1.00;

(ii)          the Incurrence by the Issuers and the Subsidiary Guarantors of Indebtedness, including Indebtedness represented by the Notes (including any PIK Notes issued as interest or increases in principal amount as a result of a PIK Payment from time to time and any guarantees thereof, but not including any Additional Notes) and the Subsidiary Guarantees, up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed $175 million (plus any PIK Notes issued as interest or increases in principal amount as a result of a PIK Payment from time to time and any guarantees thereof);

(iii)         Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (i) and (ii) of this Section 4.03(b));

(iv)        Indebtedness (including Capitalized Lease Obligations) Incurred by either Issuer or any Restricted Subsidiary, Disqualified Stock issued by either Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and Incurred pursuant to this clause (iv), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) below, does not exceed the greater of $50.0 million and [     ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock of Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(v)         Indebtedness Incurred by either Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi)        Indebtedness arising from agreements of either Issuer or any Restricted Subsidiary providing for indemnification, adjustment of acquisition or purchase price or similar obligations (including earn-outs), in each case, Incurred or assumed in connection with the Transactions, any Investments or any acquisition or disposition of any business, assets or a Subsidiary not prohibited by this Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii)       Indebtedness of either Issuer to a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuers and their Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the obligations of either Issuer under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to an Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (vii);

(viii)      shares of Preferred Stock of a Restricted Subsidiary issued to an Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to an Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (viii);

(ix)        Indebtedness of a Restricted Subsidiary to an Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuers and their Subsidiaries), such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to an Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (ix);

(x)         Hedging Obligations that are not incurred for speculative purposes;

(xi)        obligations (including reimbursement obligations with respect to letters of credit, bank guarantees, warehouse receipts and similar instruments) in respect of performance, bid, appeal and surety bonds, completion guarantees and similar obligations provided by either Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(xii)       Indebtedness or Disqualified Stock of either Issuer or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (xii), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) below, does not exceed the greater of $50.0 million and [       ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock of Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xiii)      Indebtedness or Disqualified Stock of either Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference at any time outstanding, together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, not greater than an amount equal to 200.0% of the amount of net cash proceeds received by the Issuers and the Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or any direct or indirect parent entity of the Company (which proceeds are contributed to an Issuer or any of the Restricted Subsidiaries) or cash contributed to the capital of the Company (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, any Issuer or Subsidiary) to the extent such net cash proceeds or cash have not been applied to increase the calculation of the Cumulative Credit pursuant to clauses (2) or (3) of the definition thereof or applied to make Restricted Payments specified in Sections 4.04(b)(ii) or (ix) or to make Permitted Investments specified in clause (12) of the definition thereof (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xiv)      any guarantee by an Issuer or any Restricted Subsidiary of Indebtedness or other obligations of an Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness or other obligations by such Issuer or such Restricted Subsidiary is permitted under the terms of this Indenture; provided that (A) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee of any Issuer or such Restricted Subsidiary, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Subsidiary Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Subsidiary Guarantee, as applicable and (B) if such guarantee is of Indebtedness of an Issuer, such guarantee is Incurred in accordance with, or not in contravention of, Section 4.11 solely to the extent Section 4.11 is applicable;

(xv)       the Incurrence by either Issuer or any of the Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under Section 4.03(a) and clauses (i), (ii), (iii), (iv), (xii), (xiii), (xv), (xvi), (xx) and (xxiii) of this Section 4.03(b) up to the outstanding principal amount (or, if applicable, the liquidation preference face amount, or the like) or, if greater, committed amount (only to the extent the committed amount could have been Incurred on the date of initial Incurrence and was deemed Incurred at such time for the purposes of this Section 4.03 in accordance with Section 4.03(c)(3)) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued pursuant to Section 4.03(a) or clauses (i), (ii), (iii), (iv), (xii), (xiii), (xv), (xvi), (xx) and (xxiii) of this Section 4.03(b), or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, plus any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), accrued and unpaid interest, expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)           has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock

being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date (provided that this subclause (1) will not apply to any refunding or refinancing of any Secured Indebtedness constituting First Priority Lien Obligations);

(2)           to the extent such Refinancing Indebtedness refinances (a) Indebtedness subordinated in right of payment to the Notes or a Subsidiary Guarantee, as applicable, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(3)           shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of an Issuer or a Subsidiary Guarantor, or (y) Indebtedness of an Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(xvi)    Indebtedness, Disqualified Stock or Preferred Stock of (A) an Issuer or any Restricted Subsidiary Incurred to finance an acquisition or (B) Persons that are acquired by an Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into an Issuer or any Restricted Subsidiary in accordance with the terms of this Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)           the Issuers would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2)           the Fixed Charge Coverage Ratio of the Issuers would be no less than immediately prior to such acquisition or merger, consolidation or amalgamation;

provided further that the aggregate principal amount of Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors Incurred under this clause (xvi) (solely if Incurred in contemplation of such acquisition or merger, consolidation or amalgamation) and outstanding at the time of Incurrence, together with any Refinancing Indebtedness in respect thereof  Incurred under clause (xv) hereof, shall not exceed the greater of $50.0 million and [   ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xvii)   Indebtedness in connection with Permitted Securitization Financings;

(xviii)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xix)        Indebtedness of either Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to pursuant to Bank Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit;

(xx)         Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xx), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xx), together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, does not exceed the greater of $50.0 million and [   ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xxi)        Indebtedness of either Issuer or any Restricted Subsidiary consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xxii)       Indebtedness consisting of Indebtedness issued by an Issuer or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent of the Company to the extent permitted by Section 4.04(b)(iv);

(xxiii)      Indebtedness of, Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of any Issuer or any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xxiii), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xxiii) at the time of Incurrence, together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, does not exceed the greater of $50.0 million and [       ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xxiv)     guarantees by the Issuers and the Restricted Subsidiaries of Indebtedness under customer financing lines of credit entered into in the ordinary course of business;

(xxv)      Indebtedness in respect of Obligations of an Issuer or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or any Hedging Obligations;

(xxvi)     Indebtedness of an Issuer or any Restricted Subsidiary to or on behalf of any joint venture (regardless of the form of legal entity) that is not a Restricted Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Issuers and the Restricted Subsidiaries; and

(xxvii)    Indebtedness of either Issuer or any Restricted Subsidiary in respect of letter of credit or bank guarantee facilities, which when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xxvii) does not exceed $10.0 million.

(c)           For purposes of determining compliance with this Section 4.03:

(1)     in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xxvii) of Section 4.03(b) above or is entitled to be Incurred or issued pursuant to Section 4.03(a), then the Issuers may, in their sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this Section 4.03;

(2)     at the time of Incurrence, classification or reclassification, the Issuers will be entitled to divide and classify an item of Indebtedness in more than one of the categories of Indebtedness described in Section 4.03(a) or clauses (i) through (xxvii) of Section 4.03(b) (or any portion thereof) without giving pro forma effect to the Indebtedness Incurred, classified or reclassified pursuant to any other clause or paragraph of Section 4.03 (or any portion thereof) when calculating the amount of Indebtedness that may be Incurred, classified or reclassified pursuant to any such clause or paragraph (or any portion thereof) at such time; and

(3)     in connection with (x) the Incurrence or issuance, as applicable, of revolving loan Indebtedness under this Section 4.03 or (y) any commitment to Incur or issue Indebtedness, Disqualified Stock or Preferred Stock under this Section 4.03 and the granting of any Lien to secure such Indebtedness, the applicable Issuer or Restricted Subsidiary may designate such Incurrence or issuance and the granting of any Lien therefor as having occurred on the date of first Incurrence of such revolving loan Indebtedness or commitment (such date, the “Deemed Date”), and any related subsequent actual Incurrence or issuance or granting of such Lien will be deemed for all purposes under this Indenture to have been Incurred or issued or granted on such Deemed Date, including, without limitation, for purposes of calculating the Fixed Charge Coverage Ratio, usage of any baskets hereunder (if applicable), the Senior Secured Leverage Ratio, the Secured Leverage Ratio and EBITDA (and all such calculations on and after the Deemed Date until the termination or funding of such commitment shall be made on a pro forma basis giving effect to the deemed Incurrence or issuance, the granting of any Lien therefor and related transactions in connection therewith).

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness (including any PIK Notes or increase in the principal amount of the Notes as a result of a PIK Payment), Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount or deferred financing costs, the accretion of original issue discount or deferred financing costs or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of Indebtedness will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Section 4.03.Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 4.03.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt. However, if the Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced.

Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that the Issuers and the Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of the refinancing.

SECTION 4.04             Limitation on Restricted Payments.

(a)           The Issuers shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly:

(i)            declare or pay any dividend or make any distribution on account of any of the Issuers’ or any of the Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, an Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii)           purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;

(iii)          make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of an Issuer or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (vii) and (ix) of Section 4.03(b)); or

(iv)          make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)           no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)           immediately after giving effect to such transaction on a pro forma basis, the Issuers could Incur $1.00 of additional Indebtedness under Section 4.03(a); and

(3)           such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuers and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (vi)(C), (viii) and (xiii)(B) of Section 4.04(b), but excluding all other Restricted Payments permitted by Section 4.04(b)), is less than the amount equal to the Cumulative Credit.

(b)           The provisions of Section 4.04(a) shall not prohibit:

(i)            the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving of notice thereof, as applicable, if at the date of declaration or the giving notice of such redemption, as applicable, such payment would have complied with the provisions of this Indenture;

(ii)           (A)                the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of any Issuer, any direct or indirect parent of the Company or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of an Issuer or to another Issuer) (collectively, including any such contributions, “Refunding Capital Stock”),

(B)          the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of an Issuer or to another Issuer) of Refunding Capital Stock, and

(C)          if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi) of this Section 4.04(b) and not made pursuant to clause (ii)(B), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(iii)          the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of an Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of an Issuer or a Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as:

(A)          the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(B)           such Indebtedness is subordinated to the Notes or the related Subsidiary Guarantee of such Subsidiary Guarantor, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C)          such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any Notes then outstanding, and

(D)          such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(iv)          a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Company or any direct or indirect parent of the Company held by any future, present or former employee, director, officer or consultant of the Company or any direct or indirect parent of the Company or any Subsidiary of the Issuers pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (iv) do not exceed, $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering of Capital Stock of the Company or any direct or indirect parent of the Company), with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum of $40.0 million in any calendar year (which shall increase to $80.0 million subsequent to the consummation of an underwritten public Equity Offering of Capital Stock of the Company or any direct or indirect parent of the Company); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A)          the cash proceeds received by an Issuer or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) to employees, directors, officers or consultants of the Issuers and the Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under Section 4.04(a)(iii)), plus

(B)          the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) or the Restricted Subsidiaries after the Issue Date;

provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year; and provided, further, that cancellation of Indebtedness owed to an Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of any Issuer, any Restricted Subsidiary or the direct or indirect parents of the Company in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this Section 4.04 or any other provision of this Indenture;

(v)           the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of an Issuer or any Restricted Subsidiary issued or incurred in accordance with Section 4.03;

(vi)          (A)                the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(B)          a Restricted Payment to any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Company issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (B) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(C)         the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to Section 4.04(b)(ii);

provided, however, in the case of each of clauses (A) and (C) above of this clause (vi), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions and treating such Designated Preferred Stock as Indebtedness for borrowed money for such purpose) on a pro forma basis (including a pro forma application of the net proceeds therefrom), the Issuers would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(vii)         Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuers), taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed the sum of, (a) the greater of $35.0 million and [    ] multiplied by the

Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters and (b) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (vii) is made in any Person that is not an Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes an Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of Permitted Investments and shall cease to have been made pursuant to this clause (vii) for so long as such Person continues to be an Issuer or a Restricted Subsidiary;

(viii)        (a) the payment of dividends after a public offering of Capital Stock of the Company or any direct or indirect parent of the Company on the Company’s Capital Stock (or a Restricted Payment to any such direct or indirect parent of the Company to fund the payment by such direct or indirect parent of the Company of dividends on such entity’s Capital Stock) of up to 6% per annum of the Market Capitalization or (b) in lieu of all or a portion of the dividends permitted by sub- clause (a), repurchases of the Company’s Capital Stock (or a Restricted Payment to any direct or indirect parent of the Company to fund the repurchase by such direct or indirect parent of the Company of such entity’s Capital Stock) for aggregate consideration that, when taken together with dividends permitted by sub-clause (a) in such year, does not exceed the amount otherwise permitted by sub-clause (a);

(ix)          Restricted Payments that are made with (or in an aggregate amount that does not exceed the aggregate amount of) Excluded Contributions;

(x)           other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (x) that are at that time outstanding, not to exceed the greater of the greater of $65.0 million and [          ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(xi)          the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to an Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than any Unrestricted Subsidiary whose principal assets consist of cash and Cash Equivalents to the extent such cash and Cash Equivalents were invested in such Unrestricted Subsidiary pursuant to an Investment made under clause (vii) above or a Permitted Investment);

(xii)         (A) with respect to any taxable period for which the Issuers and/or any of their Subsidiaries are members of a consolidated, combined, affiliated, unitary or similar income tax group for U.S. federal and/or applicable state or local income tax purposes of which a direct or indirect parent of the Company is the common parent, or for which the Company is a partnership or disregarded entity for U.S. federal income tax purposes that is wholly-owned (directly or indirectly) by a C corporation for U.S. federal and/or applicable state or local income tax purposes, distributions to any direct or indirect parent of the Company in an amount not to exceed the amount of any U.S. federal, state and/or local income taxes that the Issuers and/or their Subsidiaries, as applicable, would have paid for such taxable period had the Issuers and/or their Subsidiaries, as applicable, been a stand-alone corporate taxpayer or a stand-alone corporate group, and (B) with respect to any taxable period ending after the Issue Date for which the Company is a partnership or disregarded entity for U.S. federal income tax purposes (other than a partnership or disregarded entity described in clause (A)), distributions to any direct or indirect parent of the Company in an amount necessary to permit such direct or indirect parent of the Company to make a pro rata distribution to its owners such that each direct or indirect owner of the Company receives an amount from such pro rata distribution sufficient to enable such owner to pay its U.S. federal, state and/or local income taxes (as applicable) attributable to its direct or indirect ownership of the Issuers and their Subsidiaries with respect to such taxable period (assuming that each owner is subject to tax at the highest combined marginal federal, state, and/or local income tax rate applicable to any owner for such taxable period and taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon) and the character (e.g., long-term or short- term capital gain or ordinary or exempt) of the applicable income);

(xiii)        any Restricted Payment, if applicable:

(A)    in amounts required for any direct or indirect parent of the Company to pay fees and expenses (including franchise or similar taxes) in connection with the maintenance of its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, directors, officers, employees and consultants of any direct or indirect parent of the Company and general corporate operating and overhead, legal, accounting and other professional fees and expenses of any direct or indirect parent of the Company in each case to the extent such fees and expenses are attributable to the ownership or operation of the Company, if applicable, and its Subsidiaries (which (x) with respect to Holdings shall be 100% at any time that Holdings owns no material assets other than the Equity Interests of the Company and assets incidental to such equity ownership, (y) with respect to any parent entity shall be 100% at any time that such parent entity owns directly or indirectly no material assets other than Equity Interests of Holdings (with Holdings owning no material assets other than the Equity Interests of the Company and assets incidental to such equity ownership) and any other parent entity and assets incidental to such equity ownership and (z) in all other cases shall be as determined in good faith by the Issuers);

(B)          in amounts required for any direct or indirect parent of the Company, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to an Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, an Issuer Incurred in accordance with Section 4.03; and

(C)          in amounts required for any direct or indirect parent of the Company to pay fees and expenses related to any equity or debt offering of such parent (whether or not successful);

(xiv)        repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xv)         any consideration, payment, dividend, distribution or other transfer in connection with a Permitted Securitization Financing;

(xvi)        Restricted Payments by an Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Equity Interests of any such Person;

(xvii)       the repurchase, redemption or other acquisition or retirement for value of any Preferred Stock or any Subordinated Indebtedness pursuant to provisions similar to those described in Section 4.06 and Section 4.08; provided that all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(xviii)      payments or distributions to dissenting stockholders or stockholders exercising appraisal rights pursuant to applicable law, pursuant to or in connection with the Transactions or a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuers and the Restricted Subsidiaries, taken as a whole, that complies with Section 5.01; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuers shall have made a Change of Control Offer (if required by this Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

(xix)        any Restricted Payment used to fund the Transactions and the payment of fees and expenses Incurred in connection with the Transactions or owed by either Issuer, any direct or indirect parent of the Company or Restricted Subsidiaries of the Issuers to Affiliates, and any other payments made, including any such payments made to any direct or indirect parent of the Company to enable it to make payments in connection with the consummation of the Transactions, whether payable on the Issue Date or thereafter, in each case to the extent permitted by Section 4.07;

(xx)         any Restricted Payment made under the Acquisition Documents (as in effect on the Issue Date); and

(xxi)        other Restricted Payments so long as, immediately after giving effect to such Restricted Payment, the Secured Leverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding such Restricted Payment is not greater than 5.30 to 1.00 on a pro forma basis;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi)(B), (vii), (x), (xi), (xiii)(B) and (xxi) of this Section 4.04(b), no Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by the Issuers) of such property.

(c)              For purposes of determining compliance with this Section 4.04, (i) a Restricted Payment or Permitted Investment need not be permitted solely by reference to one category of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or portion thereof) described in the above clauses or the definitions thereof but may be permitted in part under any combination thereof and (ii) in the event that a Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) meets the criteria of one or more of the categories of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof, the Issuers may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such permitted Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) in any manner that complies with this Section 4.04 and at the time of classification or reclassification will be entitled to only include the amount and type of such Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) in one of the categories of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof. In the event that a Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) is classified or reclassified under clause (xxi) above, the first proviso of clause (19) of the definition of Permitted Investments or clause (26) of the definition of Permitted Investments (such clauses, the “Incurrence Clauses”), the determination of the amount of such Restricted Payment or Permitted Investment that may be made pursuant to the Incurrence Clauses shall be made without giving pro forma effect to any substantially concurrent Incurrence of Indebtedness to finance any other Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) classified or reclassified under any of the above clauses or the definitions thereof other than an Incurrence Clause.

(d)              As of the Issue Date, all of the Subsidiaries of the Issuers will be Restricted Subsidiaries. The Issuers will not permit any Restricted Subsidiary to become an Unrestricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuers and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

SECTION 4.05               Dividend and Other Payment Restrictions Affecting Subsidiaries. The Issuers shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)           (i) pay dividends or make any other distributions to an Issuer or any Restricted Subsidiary (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to an Issuer or any Restricted Subsidiary;

(b)           make loans or advances to an Issuer or any Restricted Subsidiary; or

(c)           sell, lease or transfer any of its properties or assets to an Issuer or any Restricted Subsidiary;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)           (A) contractual encumbrances or restrictions in effect on the Issue Date and (B) contractual encumbrances or restrictions pursuant to the Credit Agreement and the other Credit Agreement Documents, the Notes Documents and, in each case, any similar contractual encumbrances or restrictions or any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2)           this Indenture, the Notes or the Subsidiary Guarantees;

(3)           applicable law or any applicable rule, regulation or order;

(4)           any agreement or other instrument of a Person acquired by an Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5)           contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)           Secured Indebtedness otherwise permitted to be Incurred pursuant to Section 4.03 and Section 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)           restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)           customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)           purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in Section 4.05(c) on the property so acquired;

(10)         customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business or consistent with past practice or industry norm;

(11)         in the case of Section 4.05(c), any encumbrance or restriction that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license (including, without limitation, licenses of intellectual property) or other contracts;

(12)         any encumbrances or restrictions contained in any Permitted Securitization Document with respect to any Special Purpose Securitization Subsidiary;

(13)         other Indebtedness, Disqualified Stock or Preferred Stock (a) of an Issuer or any Restricted Subsidiary that is a Subsidiary Guarantor or a Foreign Subsidiary or (b) of any Restricted Subsidiary that is not a Subsidiary Guarantor or a Foreign Subsidiary so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuers’ ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the Issuers), provided that in the case of each of clauses (a) and (b), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.03;

(14)         any Restricted Investment not prohibited by Section 4.04 and any Permitted Investment; or

(15)         any encumbrances or restrictions of the type referred to in Section 4.05(a), (b) or (c) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuers, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this Section 4.05, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to an Issuer or a Restricted Subsidiary to other Indebtedness Incurred by an Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

SECTION 4.06             Asset Sales.

(a)             The Issuers shall not, and shall not permit any of the Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) an Issuer or any Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuers) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by such Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i)            any liabilities (as shown on an Issuer’s or a Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of an Issuer or a Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(ii)           any notes or other obligations or other securities or assets received by such Issuer or such Restricted Subsidiary from such transferee that are converted by such Issuer or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(iii)          Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Issuers and each other Restricted Subsidiary are released from any guarantee of payment of such Indebtedness in connection with the Asset Sale,

(iv)          consideration consisting of Indebtedness of an Issuer or a Restricted Subsidiary (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not another Issuer or any Restricted Subsidiary, and

(v)           any Designated Non-cash Consideration received by an Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuers), taken together with all other Designated Non-cash Consideration received pursuant to this Section 4.06(a)(v) that is at that time outstanding, not to exceed the greater of $35.0 million and [   ] multiplied by the Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the receipt of such Designated Non-cash Consideration and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall in each case be deemed to be Cash Equivalents for the purposes of this Section 4.06(a).

(b)         Within 360 days after an Issuer’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, such Issuer or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(i)            to repay (A) Indebtedness constituting First Priority Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (B) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, (C)  Obligations under the Notes or (D) other Pari Passu Indebtedness (provided that if an Issuer or any Subsidiary Guarantor shall so reduce Obligations under Pari Passu Indebtedness that does not constitute First Priority Lien Obligations under this clause (D) (which, for the avoidance of doubt, does not include Indebtedness described in clauses (A), (B) and (C) even if such Indebtedness may also constitute Pari Passu Indebtedness), the Issuers will equally and ratably reduce Notes Obligations pursuant to Section 3.01, through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase a pro rata principal amount of Notes at a purchase price equal to 100% of the principal amount thereof (or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any); or

(ii)           to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuers or in an increase in the percentage ownership by the Issuers (or a Restricted Subsidiary) in such Restricted Subsidiary), assets, or property or capital expenditures, in each case (A) used or useful in a Similar Business or (B) that replace the properties and assets that are the subject of such Asset Sale or, in each case, to reimburse the cost of any of the foregoing incurred on or after the date on which the Asset Sale giving rise to such Net Proceeds was contractually committed.

In the case of Section 4.06(b)(ii), a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the 18-month anniversary of the date of the receipt of such Net Proceeds; provided that in the event such binding commitment is later canceled or terminated for any reason after the 360th day after the receipt of such Net Proceeds but before such Net Proceeds are so applied, then such Net Proceeds shall constitute Excess Proceeds unless such Issuer or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that such Issuer or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or are not applied within 180 days of such Second Commitment, then such Net Proceeds shall constitute Excess Proceeds.

Pending the final application of any such Net Proceeds, such Issuer or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by this Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the two immediately preceding paragraphs of this Section 4.06(b) (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (i)(C) of this Section 4.06(b), shall be deemed to have been so applied whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds, $40.0 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Other Second Lien Obligations or, unless the Asset Sale is with respect to Collateral, other Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof, or if a PIK Payment has occurred, Notes will be purchased that is at least $1.00 and an integral multiple of $1.00 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Other Second Lien Obligations or other Pari Passu Indebtedness were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any (or, in respect of such Other Second Lien Obligations or other Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Other Second Lien Obligations or other Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in this Section 4.06.  The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that the aggregate amount of Excess Proceeds exceeds $40.0 million by mailing, or delivering electronically if held by the Depository, the notice required pursuant to the terms of this Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for any purpose that is not prohibited by this Indenture. If the aggregate principal amount of Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee, upon receipt of notice from the Issuers of the aggregate principal amount to be selected, shall select the Notes to be purchased in the manner described in Section 4.06(e). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

(c)           The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Indenture by virtue thereof.

(d)           Not later than the date upon which written notice of an Asset Sale Offer is delivered to the Trustee as provided in Section 4.06(b), the Issuers shall deliver to the Trustee an Officer’s Certificate as to (i) the amount of the Excess Proceeds, (ii) the allocation of the Net Proceeds from the Asset Sales pursuant to which such Asset Sale Offer is being made, (iii) the compliance of such allocation with the provisions of Section 4.06(b) and (iv) the satisfaction of the conditions precedent under this Indenture relating to the Asset Sale Offer. On such date, the Issuers shall also irrevocably deposit with the Trustee or with the Paying Agent (or, if the Issuers or a Subsidiary is acting as the Paying Agent, segregate and hold in trust) an amount equal to the Excess Proceeds to be invested in Cash Equivalents, as directed in writing by the Issuers and to be held for payment in accordance with the provisions of this Section 4.06.  Upon the expiration of the period for which the Asset Sale Offer remains open (the “Offer Period”), the Issuers shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Issuers.  The Trustee (or the Paying Agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering holder in the amount of the purchase price. In the event that the Excess Proceeds delivered by the Issuers to the Trustee are greater than the purchase price of the Notes tendered, the Trustee shall deliver the excess to the Issuers immediately after the expiration of the Offer Period for application in accordance with this Section 4.06.

(e)           Holders electing to have a Note purchased shall be required to surrender such Note, with an appropriate form duly completed, to the Issuers at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or an Issuer receives not later than one Business Day prior to the purchase date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered by the holder for purchase and a statement that such holder is withdrawing his election to have such Note purchased. If at the end of the Offer Period more Notes (and such Other Second Lien Obligations or other Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (and the Issuers shall notify the Trustee in writing of any such listing or delisting, as the case may be), or if such Notes are not so listed, on a pro rata basis to the extent practicable, by lot or by such other method as the Trustee shall deem fair and appropriate (and, in each case, in such manner as complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be purchased in part, or if a PIK Payment has occurred, Notes will be purchased that is at least $1.00 and an integral multiple of $1.00 in excess thereof. Selection of such Pari Passu Indebtedness shall be made pursuant to the terms of such Pari Passu Indebtedness.  Selection of such Other Second Lien Obligations or other Pari Passu Indebtedness shall be made pursuant to the terms of such Other Second Lien Obligations or other Pari Passu Indebtedness.

(f)            Notices of an Asset Sale Offer shall be mailed by the Issuers by first class mail, postage prepaid, or delivered electronically if held by the Depository (with a copy to the Trustee), at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

SECTION 4.07               Transactions with Affiliates.

(a)              The Issuers shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $25.0 million, unless:

(i)            such Affiliate Transaction is on terms that are not materially less favorable to the relevant Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by such Issuer or such Restricted Subsidiary with an unrelated Person; and

(ii)           with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, the Issuers deliver to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (i) above.

(b)           The provisions of Section 4.07(a) shall not apply to the following:

(i)            transactions between or among an Issuer and/or any of the Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of Company and any direct parent of the Company; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger, consolidation or amalgamation is otherwise in compliance with the terms of this Indenture and effected for a bona fide business purpose;

(ii)           Restricted Payments permitted by Section 4.04 and Permitted Investments;

(iii)          the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of an Issuer, any Restricted Subsidiary, or any direct or indirect parent of the Company;

(iv)          transactions in which any Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to such Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of Section 4.07(a);

(v)           payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith;

(vi)          any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date, as determined in good faith by the Issuers) or any transaction contemplated thereby;

(vii)         the existence of, or the performance by an Issuer or any Restricted Subsidiary of its obligations under the terms of, any stockholders or other agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date, and any transaction, agreement or arrangement described in the Circular and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by an Issuer or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (vii) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date or described in the Circular, as determined in good faith by the Issuers;

(viii)        the execution of the Transactions, and the payment of all fees, expenses, bonuses and awards related to the Transactions, including fees to the Sponsors;

(ix)          (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business or consistent with past practice or industry norm and otherwise in compliance with the terms of this Indenture, which are fair to the Issuers and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (B) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business or consistent with past practice or industry norm;

(x)           any transaction pursuant to any Permitted Securitization Financing;

(xi)                              the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Person;

(xii)                           the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company, any direct or indirect parent of the Company or of a Restricted Subsidiary, as appropriate, in good faith;

(xiii)                        the entering into of any tax sharing agreement or arrangement that complies with Section 4.04(b)(xii) and the performance under any such agreement or arrangement;

(xiv)                       any contribution to the capital of the Company;

(xv)                         transactions permitted by, and complying with, Section 5.01;

(xvi)                      transactions between any Issuer or any Restricted Subsidiary and any Person, a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(xvii)                   pledges of Equity Interests of Unrestricted Subsidiaries;

(xviii)                the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(xix)                      any employment agreements entered into by an Issuer or any Restricted Subsidiary in the ordinary course of business;

(xx)                         (a) the entering into of any agreement (and any amendment or modification of any such agreement so long as, in the good faith judgment of the Board of Directors of the Company, any such amendment or modification is not more disadvantageous, taken as a whole, to holders in any material respect as compared to the agreement as in effect on the Issue Date) to pay, and the payment of, monitoring, consulting, management, transaction, advisory or similar fees payable to the Sponsors (A) in an aggregate amount in any fiscal year not to exceed the sum of (1) the greater of $4.0 million and 2.0% of Pro Forma EBITDA of the Issuers for the most recently ended four full fiscal quarters for which financial statements have been internally prepared, plus reasonable out-of-pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods; plus (2) any deferred fees (to the extent such fees were within such amount in clause (1) above originally) plus (B) in an amount not to exceed 1% of transaction value with respect to any transaction in which any Sponsor provides any transaction, advisory or other services, including the Transactions, and (b) the payment of the present value of all amounts payable pursuant to any agreement described in clause (xx)(a) in connection with the termination of such agreement;

(xxi)                       payments by an Issuer or any of the Restricted Subsidiaries to any of the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of the Company in good faith;

(xxii)                    transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuers in an Officer’s Certificate) for the purpose of improving the consolidated tax efficiency of the Issuers and their Subsidiaries and not for the purpose of circumventing any covenant set forth in this Indenture; and

(xxiii)                investments by the Sponsors in securities of an Issuer or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by the Sponsors in connection therewith) so long as (i) the investment is being generally offered to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

(c)                                  Notwithstanding Section 4.07(a), the Sponsors and any portfolio company that is an Affiliate of the Sponsors shall not be considered an Affiliate of the Issuers or their Subsidiaries with respect to any transaction, so long as such transaction is in the ordinary course of business.

SECTION 4.08                                      Change of Control.

(a)                                 Upon the occurrence of a Change of Control, each holder shall have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), in accordance with the terms contemplated in this Section 4.08; provided, however, that notwithstanding the occurrence of a Change of Control, the Issuers shall not be obligated to purchase any Notes pursuant to this Section 4.08 in the event that it has previously or concurrently exercised its right to redeem such Notes in accordance with Article III of this Indenture. In the event that at the time of such Change of Control, the terms of any Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this Section 4.08, then within 30 days following any Change of Control, the Issuers shall: (i) repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in Section 4.08(b).

(b)                                 Within 30 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes in accordance with Article III of this Indenture, the Issuers shall mail to each holder, or deliver electronically if held by the Depository, with a copy to the Trustee, notice (a “Change of Control Offer”) stating:

(i)                                    that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest on the relevant Interest Payment Date);

(ii)                                 the circumstances and relevant facts and financial information regarding such Change of Control;

(iii)                              the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered electronically); and

(iv)                             the instructions determined by the Issuers, consistent with this Section 4.08, that a holder must follow in order to have its Notes purchased.

(c)                                  Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Issuers at the address specified in the notice at least three Business Days prior to the purchase date. The holders shall be entitled to withdraw their election if the Trustee or the Issuers receive(s) not later than one Business Day prior to the purchase date a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered for purchase by the holder and a statement that such holder is withdrawing his election to have such Note purchased. Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

(d)                                 On the purchase date, all Notes purchased by the Issuers under this Section 4.08 shall be delivered to the Trustee for cancellation, and the Issuers shall pay the purchase price plus accrued and unpaid interest, if any, to the holders entitled thereto.

(e)                                  A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(f)                                   Notwithstanding the provisions of this Section 4.08, the Issuers shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(g)                                  Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers.  Notes purchased by a third party pursuant to the preceding clause (f) will have the status of Notes issued and outstanding.

(h)                                 At the time the Issuers deliver Notes to the Trustee which are to be accepted for purchase, the Issuers shall also deliver an Officer’s Certificate stating that such Notes are to be accepted by the Issuers pursuant to and in accordance with the terms of this Section 4.08.  A Note shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering holder.

(i)                                     Prior to any Change of Control Offer, the Issuers shall deliver to the Trustee an Officer’s Certificate stating that all conditions precedent contained herein to the right of the Issuers to make such offer have been complied with.

(j)                                    The Issuers shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.08.  To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.08, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.08 by virtue thereof.

(k)                                 If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuers, or any third party making a Change of Control Offer in lieu of the Issuers as described above, purchase all of the Notes validly tendered and not withdrawn by such holders, the Issuers or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption. Any such redemption shall be effected pursuant to Article III.

SECTION 4.09                                      Compliance Certificate. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company, beginning with the fiscal year ending December 31, 2017, an Officer’s Certificate stating whether or not the signer knows of any Default that occurred during such period. If such Officer does, the certificate shall describe the Default, its status and what action the Company is taking or propose to take with respect thereto. The Issuers also shall comply with Sections 314(a)(4) and 314(b) of the TIA. Except with respect to receipt of payments of principal and interest on the Notes and any Default or Event of Default information contained in the Officer’s Certificate delivered to the Trustee pursuant to this Section 4.09, the Trustee shall have no duty to review, ascertain or confirm the Company’s compliance with or the breach of any representation, warranty or covenant made in this Indenture.

SECTION 4.10                                      Further Instruments and Acts. Upon request of the Trustee, the Issuers shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 4.11                                      Future Subsidiary Guarantors. The Issuers shall cause each Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary and not an Excluded Subsidiary and that guarantees or becomes a borrower under the Credit Agreement or that guarantees any other Indebtedness of an Issuer or any of the Subsidiary Guarantors to execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit C hereto pursuant to which such Restricted Subsidiary will guarantee the Issuers’ Obligations under the Notes and this Indenture and supplements to the Security Documents and take all actions required by the Security Documents to perfect the Liens created thereunder.

SECTION 4.12                                      Liens.

(a)                                 The Issuers shall not, and shall not permit any Subsidiary Guarantor to, directly or indirectly, create, Incur or suffer to exist any Lien (except Permitted Liens) on any asset or property of such Issuer or such Subsidiary Guarantor securing Indebtedness of an Issuer or a Subsidiary Guarantor.

(b)                                 For purposes of determining compliance with this Section 4.12, (i) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to Section 4.12(a) but may be permitted in part under any combination thereof and (ii) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to Section 4.12(a), the Issuers may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and at the time of Incurrence, classification or reclassification will be entitled to only include the amount and type of such Lien or such item of Indebtedness secured by such Lien (or any portion thereof) in one of the categories of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to Section 4.12(a) and, in such event, such Lien securing such item of Indebtedness (or any portion thereof) will be treated as being Incurred or existing pursuant to only such clause or clauses (or any portion thereof) or pursuant to Section 4.12(a) without giving pro forma effect to such item (or portion thereof) when calculating the amount of Liens or Indebtedness that may be Incurred pursuant to any other clause or paragraph (or portion thereof) at such time. In addition, with respect to any revolving loan Indebtedness or commitment to Incur Indebtedness that is designated to be Incurred on any Deemed Date pursuant to Section 4.03(c)(3), any Lien that does or that shall secure such Indebtedness may also be designated by an Issuer or any Restricted Subsidiary to be Incurred on such Deemed Date and, in such event, any related subsequent actual Incurrence of such Lien shall be deemed for all purposes under this Indenture to be Incurred on such prior date, including for purposes of calculating usage of any “Permitted Lien.”

(c)                                  With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount or deferred financing costs, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of an Issuer, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or deferred financing costs or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

SECTION 4.13                                      After-Acquired Property.

(a)                                 Subject to the limitations and exceptions described in this Indenture, the Security Documents and the Intercreditor Agreement, if an Issuer or any Subsidiary Guarantor creates any additional security interest upon any property or asset (other than Excluded Collateral) to secure any First Priority Lien Obligations (which include Obligations in respect of the Credit Agreement), it must concurrently grant a security interest with the priority required by the Notes Documents (subject to Permitted Liens) upon such property as security for the Notes.

(b)                                 Notwithstanding the foregoing, if granting a security interest in any property pursuant to the foregoing clause (a) requires the consent of a third party, the Issuers shall use commercially reasonable efforts to obtain such consent with respect to such security interest for the benefit of the Collateral Agent on its behalf and on behalf of the Trustee and the holders of the Notes.  If such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

SECTION 4.14                                      Maintenance of Office or Agency.

(a)                                 The Issuers shall maintain an office or agency (which may be an office of the Trustee or an Affiliate of the Trustee or Registrar) where Notes may be surrendered for registration of transfer or for exchange. The Issuers shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuers shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations and surrenders may be made at the Corporate Trust Office of the Trustee as set forth in Section 13.02.

(b)                                 The Issuers may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuers of their obligation to maintain an office or agency for such purposes.  The Issuers shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)                                  The Issuers hereby designate the Corporate Trust Office of the Trustee or its agent as such office or agency of the Issuers in accordance with Section 2.04.

SECTION 4.15                                      Covenant Suspension. The Issuers shall have no obligation to obtain or maintain ratings for the Notes; provided, however, that if on any date following the Issue Date, (i) the Issuers obtain Investment Grade Ratings for the Notes from both Rating

Agencies, and (ii) no Default has occurred and is continuing under this Indenture, then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), and subject to the provisions of the following paragraph, the Issuers and the Restricted Subsidiaries shall not be subject to Sections 4.03, 4.04, 4.05, 4.06, 4.07, 4.11 and 5.01(a)(iv) (collectively the “Suspended Covenants”).

In the event that the Issuers and the Restricted Subsidiaries are not subject to the Suspended Covenants under this Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuers and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under this Indenture with respect to future events. The Issuers shall provide the Trustee with notice in the form of an Officer’s Certificate executed by each Issuer of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof.

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to Sections 4.03(a) or (b) (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to Sections 4.03(a) or (b), such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(iii). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.04 will be made as though Section 4.04 had been in effect since the Issue Date and prior to, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 4.04(a). As described above, however, no Default or Event of Default under the Suspended Covenants will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuers or the Restricted Subsidiaries during the Suspension Period. Within 30 days of such Reversion Date, the Issuers must comply with the terms of Section 4.11.

For purposes of Section 4.06, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

ARTICLE V

SUCCESSOR COMPANY

SECTION 5.01                                      When the Company, the Co-Issuer and Subsidiary Guarantors May Merge or Transfer Assets.

(a)                                 The Company may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i)                                    the Company is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United States, any state thereof or the District of Columbia (the Company or such Person, as the case may be, being herein called the “Successor Company”); provided that in the event that the Successor Company is not a corporation, a co-obligor of the Notes is a corporation;

(ii)                                 the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under this Indenture and the Security Documents pursuant to supplemental indentures or other applicable documents or instruments in form reasonably satisfactory to the Trustee;

(iii)                              immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(iv)                             immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(1)                                 the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2)                                 the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be no less than such ratio for the Issuers and the Restricted Subsidiaries immediately prior to such transaction;

(v)                                if the Company is not the Successor Company, each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under this Indenture and the Notes; and

(vi)                             the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with this Indenture.

The Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under this Indenture, the Notes and the Security Documents, and in such event the Company will automatically be released and discharged from its obligations under this Indenture, the Notes and the Security Documents. Notwithstanding the foregoing clauses (iii) and (iv) of this Section 5.01(a), (A) the Company or any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to a Restricted Subsidiary, and (B) the Company may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating or reorganizing the Company in another state of the United States or the District of Columbia (collectively, “Permitted Jurisdictions”) or may convert into a corporation, partnership or limited liability company, so long as the amount of Indebtedness of the Issuers and the Restricted Subsidiaries is not increased thereby. This Section 5.01(a) will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuers and the Restricted Subsidiaries, including, for the avoidance of doubt, pursuant to Permitted Securitization Financings.

(b)                                 Subject to the provisions of Section 11.04 and Section 12.02(b), neither the Co-Issuer nor a Subsidiary Guarantor shall, and the Company shall not permit the Co-Issuer or any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not the Co-Issuer such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i)                                    either (A) the Co-Issuer or such Subsidiary Guarantor, as applicable, is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Co-Issuer or such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation (in the case of the Co-Issuer) or a company, corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United States, any state thereof or the District of Columbia (the Co-Issuer or such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Co-Issuer” or “Successor Subsidiary Guarantor”, as applicable) and the Successor Co-Issuer (if other than the Co-Issuer) or Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor), as applicable, expressly assumes all the obligations of the Co-Issuer or such Subsidiary Guarantor, as applicable, under this Indenture, the Security Documents and the Notes or the Subsidiary Guarantee, as applicable, pursuant to a supplemental indenture or other applicable documents or instruments in form reasonably satisfactory to the Trustee, or (B) such sale or disposition or consolidation, amalgamation or merger is not in violation of Section 4.06; and

(ii)                                 the Successor Co-Issuer (if other than the Co-Issuer) or Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor), as applicable, shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Except as otherwise provided in this Indenture, the Successor Co-Issuer (if other than the Co-Issuer) or Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor), as applicable, will succeed to, and be substituted for, the Co-Issuer or such Subsidiary Guarantor, as applicable, under this Indenture, the Notes and the Security Documents and the Subsidiary Guarantee, as applicable, and the Co-Issuer or such Subsidiary Guarantor, as applicable, will automatically be released and discharged from its obligations under this Indenture, the Notes and the Security Documents and its Subsidiary Guarantee. Notwithstanding the foregoing, (1) the Co-Issuer or a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating or reorganizing the Co-Issuer or such Subsidiary Guarantor in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of the Co-Issuer or such Subsidiary Guarantor, as applicable, is not increased thereby and (2) the Co-Issuer or a Subsidiary Guarantor may merge, amalgamate or consolidate with the Company, Co-Issuer or any Subsidiary Guarantor.

In addition, notwithstanding the foregoing, a Subsidiary Guarantor may consolidate, amalgamate or merge with or into or wind up into, liquidate, dissolve, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to the Issuer, Co-Issuer or any Restricted Subsidiary.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.01      Events of Default. An “Event of Default” occurs with respect to Notes if:

(a)                                 there is a default in any payment of interest on any Note when due and payable, and such default continues for a period of 30 days,

(b)                                 there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(c)                                  there is a failure by the Issuers for 120 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements in Section 4.02,

(d)           there is a failure by an Issuer or any Restricted Subsidiary for 60 days after written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (a), (b) and (c) above) contained in the Notes or this Indenture,

(e)                                  there is a failure by an Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay any Indebtedness (other than Indebtedness owing to an Issuer or a Restricted Subsidiary or any Permitted Securitization Financing) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent,

(f)                                   an Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i)                                    commences a voluntary case;

(ii)                                 consents to the entry of an order for relief against it in an involuntary case;

(iii)                              consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv)                             makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency,

(g)                                  a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)                                    is for relief against an Issuer or any Significant Subsidiary in an involuntary case;

(ii)                                  appoints a Custodian of an Issuer or any Significant Subsidiary or for any substantial part of its property; or

(iii)                              orders the winding up or liquidation of an Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days,

(h)                                 there is a failure by an Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days,

(i)                                     the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or an Issuer or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under this Indenture or any Subsidiary Guarantee with respect to the Notes (except as contemplated by the terms thereof) and such Default continues for 10 days,

(j)                                    unless such Liens have been released in accordance with the provisions of this Indenture, the Security Documents or the Intercreditor Agreement, the Liens in favor of the holders of the Notes with respect to all or substantially all of the Collateral cease to be valid or enforceable and such Default continues for 30 days, or

(k)                                 the failure by an Issuer or any Subsidiary Guarantor to comply for 60 days after notice to the Issuers with their other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (c), (d) or (k) above shall not constitute an Event of Default until the Trustee or the holders of at least 30% in aggregate principal amount of outstanding Notes notify the Issuers, with a copy to the Trustee, of the default and the Issuers do not cure such default within the time specified in clauses (c), (d) or (k) hereof after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.” The Issuers shall deliver to the Trustee, within five Business Days after the occurrence thereof, written notice in the form of an Officer’s Certificate executed by each Issuer of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Issuers are taking or proposes to take with respect thereto.

SECTION 6.02                                      Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g) with respect to an Issuer) occurs and is continuing, the Trustee by notice to the Issuers or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuers (with a copy to the Trustee) may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(f) or (g) with respect to an Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in Section 6.01(e), such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officer’s Certificate executed by each Issuer to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

SECTION 6.03                                      Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Security Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. To the extent required by law, all available remedies are cumulative.

SECTION 6.04                                      Waiver of Past Defaults. Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of this Indenture or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuers, the Trustee and the holders will be restored to their former positions and rights under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

SECTION 6.05                                      Control by Majority. The holders of a majority in principal amount of outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, if the Trustee, being advised by counsel, determines that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith shall determine that the action or proceeding so directed would involve the Trustee in personal liability or expense for which it is not adequately indemnified, or subject to Section 7.01, that is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability.  Prior to taking any action under this Indenture, the Trustee shall be entitled to indemnification or security satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

SECTION 6.06                                      Limitation on Suits.

(a)                                 Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to this Indenture or the Notes unless:

(i)                                    such holder has previously given the Trustee written notice that an Event of Default is continuing,

(ii)                                 holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing that the Trustee pursue the remedy,

(iii)                              such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(iv)                             the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(v)                                the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60- day period.

(b)                                 A holder may not use this Indenture to prejudice the rights of another holder or to obtain a preference or priority over another holder.

SECTION 6.07                                      Contractual Rights of the Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the contractual right of any holder to receive payment of principal of and interest on the Note held by such holder, on or after the respective due dates thereof, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

SECTION 6.08                                      Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuers or any other obligor on the Notes for the whole amount then due and owing (together with interest on overdue principal and (to the extent lawful) on any unpaid interest at the rate provided for in the Notes) and any amount due hereunder.

SECTION 6.09                                      Trustee May File Proofs of Claim. The Trustee may file such proofs of claim, statements of interest and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation, expenses disbursements and advances of the Trustee (including counsel, accountants, experts or such other professionals as the Trustee deems necessary, advisable or appropriate)) and the holders allowed in any judicial proceedings relative to the Issuers, the Subsidiary Guarantors, their creditors or their property, shall be entitled to participate as a member, voting or otherwise, of any official committee of creditors appointed in such matters and, unless prohibited by law or applicable regulations, may vote on behalf of the holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee hereunder. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any holder, or to authorize the Trustee to vote in respect of the claim of any holder in any such proceeding.

SECTION 6.10                                      Priorities. Subject to the terms of the Intercreditor Agreement and the Security Documents, any money or property collected by the Trustee pursuant to this Article VI and any other money or property distributable in respect of an Issuer’s or any Subsidiary Guarantor’s obligations under this Indenture (including upon exercise of any remedies in respect of Collateral) after an Event of Default shall be applied in the following order:

FIRST: to the Trustee (acting in any capacity hereunder) and the Collateral Agent for amounts due hereunder and under the Security Documents;

SECOND:  to the holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest, respectively; and

THIRD:  to the Issuers or, to the extent the Trustee collects any amount for any Subsidiary Guarantor, to such Subsidiary Guarantor.

The Trustee may fix a record date and payment date for any payment to the holders pursuant to this Section 6.10.  At least 15 days before such record date, the Trustee shall deliver to each holder and the Issuers a notice that states the record date, the payment date and the amount to be paid.

SECTION 6.11                                      Undertaking for Costs.  In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Article VI does not apply to a suit by the Trustee, a suit by a holder pursuant to Section 6.07 or a suit by holders of more than 10% in principal amount of the Notes.

SECTION 6.12                                      Waiver of Stay or Extension Laws. Neither the Issuers nor any Subsidiary Guarantor (to the extent it may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuers and the Subsidiary Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VII

TRUSTEE

SECTION 7.01                                      Duties of Trustee.

(a)                                 The Trustee, prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)                                 Except during the continuance of an Event of Default:

(i)                                    the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee (it being agreed that the permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as a duty); and

(ii)                                 the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee shall be under no duty to make any investigation as to any statement contained in any such instance, but may accept the same as conclusive evidence of the truth and accuracy of such statement or the correctness of such opinions. However, in the case of certificates or opinions required by any provision hereof to be provided to it, the Trustee shall examine the form of certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)                                  The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i)                                    this paragraph does not limit the effect of paragraph (b) of this Section;

(ii)                                 the Trustee shall not be liable for any error of judgment made in good faith unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii)                              the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it hereunder; and

(iv)                             no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise Incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(d)                                 Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e)                                  The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuers.

(f)                                   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)                                  Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01 and the TIA.

SECTION 7.02                                      Rights of Trustee.

(a)                                 The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document.

(b)                                 Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate executed by each Issuer or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel.

(c)                                  The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)                                 The Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or gross negligence as determined by a court of competent jurisdiction in a final non-appealable order.

(e)                                  The Trustee may consult with counsel of its own selection and the advice or opinion of counsel with respect to legal matters relating to this Indenture, the Security Documents, the Intercreditor Agreement and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)                                   The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document unless requested in writing to do so by the holders of not less than a majority in principal amount of the Notes at the time outstanding, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuers, personally or by agent or attorney, at the expense of the Issuers and shall Incur no liability of any kind by reason of such inquiry or investigation.

(g)                                  The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture, the Intercreditor Agreement, the Notes or the Security Documents at the written request or direction of any of the holders pursuant to this Indenture, unless, subject to the terms hereof or thereof, such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee in its sole discretion against the costs, expenses and liabilities which might be Incurred by it in compliance with such request or direction.

(h)                                 The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, Note Custodian and other Person employed to act hereunder, including the Collateral Agent.

(i)                                     The Trustee shall not be responsible or liable for any action taken or omitted by it in good faith at the direction of the holders of not less than a majority in principal amount of the Notes as to the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercising of any power conferred by this Indenture.

(j)                                    Any action taken, or omitted to be taken, by the Trustee in good faith pursuant to this Indenture upon the request or authority or consent of any person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding upon future holders of Notes and upon Notes executed and delivered in exchange therefor or in place thereof.

(k)                                 The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office, and such notice references the Notes and this Indenture.

(l)                                     The Trustee may request that each of the Issuers deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(m)                             The Trustee shall not be responsible or liable for punitive, special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of actions.

(n)                                 The Trustee shall not be required to give any bond or surety in respect of the execution of the trusts and powers under this Indenture.

(o)                                 The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunction of utilities, computer (hardware or software) or communication services; accidents; labor disputes; and acts of civil or military authorities and governmental action.

SECTION 7.03                                      Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar or Calculation Agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

SECTION 7.04                                      Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Subsidiary Guarantees, the Security Documents, the Intercreditor Agreement or the Notes, it shall not be accountable for the Issuers’ use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuers or any Subsidiary Guarantor in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication. The Trustee shall not be charged with knowledge of any Default or Event of Default under Sections 6.01(c), (d), (e), (f), (g), (h), (i), (j) or (k), or of the identity of any Significant Subsidiary unless either (a) a Trust Officer shall have actual knowledge thereof or (b) the Trustee shall have received written notice thereof in accordance with Section 13.02 hereof from an Issuer, any Subsidiary Guarantor or any holder. In accepting the trust hereby created, the Trustee acts solely as Trustee under this Indenture and not in its individual capacity and all persons, including without limitation the holders of Notes and the Issuers having any claim against the Trustee arising from this Indenture shall look only to the funds and accounts held by the Trustee hereunder for payment except as otherwise provided herein.

SECTION 7.05                                      Notice of Defaults. If a Default occurs and is continuing and is actually known to a Trust Officer, the Trustee shall mail, or deliver electronically if held by the Depository, to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee at the Corporate Trust Office. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the noteholders. The Issuers are required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year and whether such Default is continuing and, if so, proposed steps to cure such Default. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuers are taking or proposes to take in respect thereof.

SECTION 7.06                                      Reports by Trustee to the Holders. As promptly as practicable after each [  ] beginning with the [  ] following the date of this Indenture, and in any event prior to December 1 in each year, the Trustee shall mail to each holder a brief report dated as of such November 1 that complies with Section 313(a) of the TIA if and to the extent required thereby. The Trustee shall also comply with Section 313(b) of the TIA.

Pursuant to Section 313(d) of the TIA, a copy of each report at the time of its mailing to the holders shall be filed with the SEC and each stock exchange (if any) on which the Notes are listed if the Notes are listed. The Issuers agree to notify promptly the Trustee whenever the Notes become listed on any stock exchange and of any delisting thereof. All reports pursuant to this Section 7.06 shall be provided in accordance with Section 313(c) of the TIA.

SECTION 7.07                                      Compensation and Indemnity. The Issuers, jointly and severally, shall pay to the Trustee (acting in any capacity hereunder) and the Collateral Agent from time to time compensation for their acceptance of this Indenture and their services hereunder and under the Security Documents, the Notes and the Intercreditor Agreement. The Trustee’s and the Collateral Agent’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuers shall reimburse the Trustee and the Collateral Agent upon request for all reasonable out-of-pocket expenses Incurred or made by it or them, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s and the Collateral Agent’s agents, counsel, accountants and experts. The Issuers and the Subsidiary Guarantors, jointly and severally, shall indemnify the Trustee (acting in any capacity hereunder) and the Collateral Agent or any predecessor Trustee or Collateral Agent and their directors, officers, employees and agents against any and all loss, liability, claim, damage or expense (including reasonable attorneys’ fees and expenses and including taxes (other than taxes based upon, measured by or determined by the income of the Trustee and the Collateral Agent) Incurred by or in connection with the acceptance or administration of this trust and the performance of its duties hereunder and under the Security Documents, the Notes and the Intercreditor Agreement, including the costs and expenses of enforcing this Indenture, the Security Documents, the Notes, the Intercreditor Agreement or any Subsidiary Guarantee against an Issuer or any Subsidiary Guarantor (including this Section 7.07) and defending itself against or investigating any claim (whether asserted by an Issuer, any Subsidiary Guarantor, any holder or any other Person).  The obligation to pay such amounts shall survive the payment in full or defeasance of the Notes or the removal or resignation of the Trustee and/or the Collateral Agent. The Trustee or the Collateral Agent shall notify the Issuers of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Issuers shall not relieve an Issuer or any Subsidiary Guarantor of its indemnity obligations hereunder. The Issuers and Subsidiary Guarantors shall defend the claim and the indemnified party shall provide reasonable cooperation at the Issuers’ expense in the defense. Such indemnified parties may have separate counsel and the Issuers and such Subsidiary Guarantor, as applicable, shall pay the fees and expenses of such counsel; provided, however, that the Issuers shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no actual or potential conflict of interest between the Issuers and the Subsidiary Guarantors, as applicable, and such parties in connection with such defense. The Issuers need not reimburse any expense or indemnify against any loss, liability or expense Incurred by an indemnified party through such party’s own willful misconduct or gross negligence as established in a non- appealable order of a court of competent jurisdiction.

To secure the Issuers’ and the Subsidiary Guarantors’ joint and several payment obligations hereunder, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes.

The Issuers’ and the Subsidiary Guarantors’ joint and several payment obligations pursuant to this Indenture shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any Bankruptcy Law or the resignation or removal of the Trustee and/or the Collateral Agent. Without prejudice to any other rights available to the Trustee or the Collateral Agent under applicable law, when the Trustee or the Collateral Agent Incurs expenses after the occurrence of a Default specified in Section 6.01(f) or (g) with respect to the Issuers, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

No provision of this Indenture shall require the Trustee or the Collateral Agent to expend or risk its own funds or otherwise Incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if repayment of such funds or adequate indemnity against such risk or liability is not assured to its satisfaction.

SECTION 7.08                                      Replacement of Trustee.

(a)                                 The Trustee may resign at any time by so notifying the Issuers.  The holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. The Issuers may upon five Business Days’ notice remove the Trustee if:

(i)                       the Trustee fails to comply with Section 7.10;

(ii)                    the Trustee is adjudged bankrupt or insolvent;

(iii)                 a receiver or other public officer takes charge of the Trustee or its property; or

(iv)                the Trustee otherwise becomes incapable of acting.

(b)                                 If the Trustee resigns, is removed by the Issuers or by the holders of a majority in principal amount of the Notes and such holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuers shall promptly appoint a successor Trustee.

(c)                                  A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail, or otherwise deliver in accordance with the procedures of the Depository, a notice of its succession to the holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07. The retiring (or removed) Trustee shall have no liability or responsibility for the actions or inaction of any successor Trustee.

(d)                                 If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the holders of 10% in principal amount of the Notes may petition at the expense of the Issuers any court of competent jurisdiction for the appointment of a successor Trustee.

(e)                                  If the Trustee fails to comply with Section 7.10, unless the Trustee’s duty to resign is stayed as provided in Section 310(b) of the TIA, any holder who has been a bona fide holder of a Note for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)                                   Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Issuers’ obligations under Article VII shall continue for the benefit of the retiring Trustee.

SECTION 7.09              Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.10              Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA. The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuers are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

SECTION 7.11              Preferential Collection of Claims Against the Issuers. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated.

SECTION 7.12              Limitation on Duty of Trustee and Collateral Agent in Respect of Collateral; Indemnification.

(a)                                 Beyond the exercise of reasonable care in the custody thereof, the Trustee and the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee and the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee and the Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee and the Collateral Agent in good faith.

(b)                                 The Trustee and the Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Company or the Co-Issuer to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. Subject to Section 7.01 of this Indenture, the Trustee and the Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Intercreditor Agreement, the Collateral Agreement or any other Security Document by the Issuers, the Subsidiary Guarantors or the Collateral Agent (in the case of the Trustee). The Trustee and the Collateral Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Issuers or by the Trustee or the Collateral Agent, in relation to any matter arising in the administration of this Indenture or the Security Documents.

ARTICLE VIII

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01              Discharge of Liability on Notes; Defeasance.

(a)                                 This Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in this Indenture) as to all outstanding Notes when:

(i)                                either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Notes not delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year or (3) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the date of maturity or redemption, as applicable, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption;

(ii)                             the Issuers and/or the Subsidiary Guarantors have paid all other sums due and payable under this Indenture; and

(iii)                          the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(b)                                 Subject to Sections 8.01(c) and 8.02, the Issuers at any time may terminate (i) all of their obligations under the Notes, this Indenture and the Security Documents with respect to the holders of the Notes (“legal defeasance option”), and (ii) their obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.11, 4.12, 4.13 and 4.15 and the operation of Section 5.01 for the benefit of the holders of the Notes, and Sections 6.01(c), 6.01(d), 6.01(e),

6.01(f), 6.01(g) (in the case of Sections 6.01(f) and 6.01(g) with respect to Significant Subsidiaries only), 6.01(h), 6.01(i), 6.01(j), 6.01(k) and the Security Documents (“covenant defeasance option”). The Issuers may exercise their legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. In the event that the Issuers terminates all of their obligations under the Notes and this Indenture (with respect to such Notes) by exercising their legal defeasance option or their covenant defeasance option, the obligations of each Subsidiary Guarantor with respect to its Subsidiary Guarantee and the Security Documents shall be terminated simultaneously with the termination of such obligations.

If the Issuers exercise their legal defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default. If the Issuers exercise their covenant defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default specified in Sections 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and (g), with respect to Significant Subsidiaries only), 6.01(h), 6.01(i), 6.01(j) or 6.01(k) or because of the failure of the Issuers to comply with Section 5.01(a)(iv).

Upon satisfaction of the conditions set forth herein and upon request of the Issuers, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuers terminated.

(c)                                  Notwithstanding clauses (a) and (b) above, the Issuers’ obligations in Sections 2.04, 2.05, 2.06, 2.07, 2.08 and 2.09 and Article VII, including, without limitation, Sections 7.07 and 7.08 and in this Article VIII and the rights and immunities of the Trustee under this Indenture shall survive until the Notes have been paid in full. Thereafter, the Issuers’ obligations in Sections 7.07, 7.08, 8.05 and 8.06 and the rights and immunities of the Trustee under this Indenture shall survive such satisfaction and discharge.

SECTION 8.02              Conditions to Defeasance.

(a)                                 The Issuers may exercise their legal defeasance option or their covenant defeasance option only if:

(i)                                the Issuers irrevocably deposit in trust with the Trustee cash in U.S. Dollars, U.S. Government Obligations or a combination thereof in an amount that is sufficient to pay the principal of and premium (if any) and interest on the Notes when due at maturity or redemption, as the case may be;

(ii)                             the Issuers deliver to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(iii)                          no Default specified in Section 6.01(f) or (g) with respect to the Issuers shall have occurred or is continuing on the date of such deposit;

(iv)                         the deposit does not constitute a default under any other material agreement or instrument binding on the Issuers;

(v)                            in the case of the legal defeasance option, the Issuers shall have delivered to the Trustee an Opinion of Counsel stating that (1) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of this Indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption. Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers;

(vi)                         such exercise does not impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(vii)                      in the case of the covenant defeasance option, the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(viii)                   the Issuers deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes to be so defeased and discharged as contemplated by this Article VIII have been complied with.

(b)                                 Before or after a deposit, the Issuers may make arrangements satisfactory to the Trustee for the redemption of such Notes at a future date in accordance with Article III.

SECTION 8.03              Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations (including proceeds thereof) deposited with it pursuant to this Article VIII. The Trustee shall apply the deposited money and the money from U.S. Government Obligations through each Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes so discharged or defeased.

SECTION 8.04              Repayment to Issuers. Each of the Trustee and each Paying Agent shall promptly turn over to the Issuers upon request any money or U.S. Government Obligations held by it as provided in this Article VIII that, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent discharge or defeasance in accordance with this Article VIII.

Subject to any applicable abandoned property law, the Trustee and each Paying Agent shall pay to the Issuers upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, holders entitled to the money must look to the Issuers for payment as general creditors, and the Trustee and each Paying Agent shall have no further liability with respect to such monies.

SECTION 8.05              Indemnity for U.S. Government Obligations. The Issuers shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

SECTION 8.06              Reinstatement. If the Trustee or any Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuers’ obligations under this Indenture and the Notes so discharged or defeased shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or any Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article VIII; provided, however, that, if the Issuers have made any payment of principal of, or interest on, any such Notes because of the reinstatement of their obligations, the Issuers shall be subrogated to the rights of the holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or any Paying Agent.

ARTICLE IX

 AMENDMENTS AND WAIVERS

SECTION 9.01              Without Consent of the Holders.

(a)                                 The Issuers, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and/or the Intercreditor Agreement without notice to or the consent of any holder:

(i)                                to cure any ambiguity, omission, mistake, defect or inconsistency;

(ii)                             to provide for the assumption by a Successor Company (with respect to an Issuer) of the obligations of an Issuer under this Indenture, the Notes, the Security Documents and the Intercreditor Agreement;

(iii)                          to provide for the assumption by a Successor Co-Issuer (with respect to the Co-Issuer) or Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of the Co-Issuer or Subsidiary Guarantor, as applicable, under this Indenture, the Notes, its Subsidiary Guarantee, the Security Documents and the Intercreditor Agreement;

(iv)                         to provide for uncertificated Notes in addition to or in place of certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(v)                            to add a Subsidiary Guarantee or collateral with respect to the Notes; (vi)                to release or subordinate Collateral as permitted by this Indenture, the Security Documents or the Intercreditor Agreement;

(vii)                      to add additional secured creditors holding other First Priority Lien Obligations, Other Second Lien Obligations or Junior Lien Obligations so long as such obligations are not prohibited by this Indenture;

(viii)                   to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power herein conferred upon the Issuers;

(ix)                         to comply with any requirement of the SEC in connection with the qualifying or maintaining the qualification of this Indenture under the TIA;

(x)                            to make any change that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the Issuers);

(xi)                         to make changes to provide for the issuance of Additional Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities;

(xii)                      to effect any provision of this Indenture;

(xiii)                   in the event that PIK Notes are issued in certificated form, to make appropriate changes to this Indenture to reflect an approximate minimum denomination of certificated PIK Notes and to establish minimum redemption amounts for certificate PIK Notes; or

(xiv)                  to amend any provision of this Indenture to eliminate the effect of any change from IFRS to GAAP (as determined in good faith by the Issuers).

(b)                                 The Intercreditor Agreement may be amended without prior notice to or the consent of any holder, the Trustee or the Collateral Agent in connection with the permitted entry into the Intercreditor Agreement of any class of additional secured creditors holding First Priority Lien Obligations or Other Second Lien Obligations.

(c)                                  After an amendment under this Section 9.01 becomes effective, the Issuers shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment. The failure to give such notice to all holders (with a copy to the Trustee and the Collateral Agent), or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.01.

SECTION 9.02              With Consent of the Holders. The Issuers, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Intercreditor Agreement with the consent of the Issuers and the holders (with a copy to the Trustee) of at least a majority in principal amount of the Notes then outstanding voting as a single class and any past default or compliance with any provisions hereof may be waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (in each case, including consents obtained in connection with a tender offer or exchange for the Notes). However, without the consent of each holder of an outstanding Note affected, an amendment may not:

(1)                                 reduce the amount of Notes whose holders must consent to an amendment,

(2)                                 reduce the rate of or extend the time for payment of interest on any Note,

(3)                                 reduce the principal of or change the Stated Maturity of any Note,

(4)                                 reduce the premium payable upon the redemption of any Note or change the dates on which any such premium is payable upon redemption pursuant to Article III,

(5)                                 make any Note payable in money other than that stated in such Note,

(6)                                 expressly subordinate the Notes or any Subsidiary Guarantee to any other Indebtedness of the Issuers or any Subsidiary Guarantor,

(7)                                 impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s Note,

(8)                                 make any change in the amendment provisions or in the waiver provisions which require each holder’s consent, or

(9)                                 make any change to the provisions of this Indenture, the Intercreditor Agreement or the Security Documents with respect to the pro rata application of proceeds of Collateral in respect of the Notes required thereby in a manner that by its terms modifies the application of such proceeds in respect of the Notes required thereby to be on a less than pro rata basis to the holder of such Note.

Except as expressly provided by this Indenture, the Security Documents or the Intercreditor Agreement, without the consent of the holders of at least 66.67% in aggregate principal amount of the Notes then outstanding, no amendment or waiver may release all or substantially all of the Collateral from the Lien of this Indenture and the Security Documents with respect to the Notes or reduce such voting requirement.

It shall not be necessary for the consent of the holders under this Section 9.02 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section 9.02 becomes effective, the Issuers shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment. The failure to give such notice to all holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.02.

SECTION 9.03              Revocation and Effect of Consents and Waivers.

(a)                                 A consent to an amendment or a waiver by a holder of a Note shall bind the holder and every subsequent holder of that Note or portion of the Note that evidences the same debt as the consenting holder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such holder or subsequent holder may revoke the consent or waiver as to such holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officer’s Certificate from the Issuers certifying that the requisite principal amount of Notes have consented. After an amendment or waiver becomes effective, it shall bind every holder. An amendment or waiver becomes effective upon the (i) receipt by the Issuers or the Trustee of consents by the holders of the requisite principal amount of securities, (ii) satisfaction of conditions to effectiveness as set forth in this Indenture and any indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Issuers, the Subsidiary Guarantors and the Trustee.

(b)                                 The Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.04              Notation on or Exchange of Notes. If an amendment, supplement or waiver changes the terms of a Note, the Issuers may require the holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the holder. Alternatively, if the Issuers or the Trustee so determine, the Issuers in exchange for the Note shall issue and, upon written order of the Issuers signed by an Officer, the Trustee shall authenticate a new Note that reflects the changed terms.

Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, supplement or waiver.

SECTION 9.05              Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment, supplement or waiver the Trustee shall be entitled to receive indemnity or security satisfactory to it in its sole discretion and shall be provided with, and (subject to Section 7.01) shall be fully protected in relying upon, (i) an Officer’s Certificate executed by each Issuer, (ii) an Opinion of Counsel complying with Sections 13.04 and 13.05 hereof and stating that such amendment, supplement or waiver is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuers and any Subsidiary Guarantors, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof, (iii) a copy of the resolution of the Board of Directors of the Company and, if applicable, the Co-Issuer, certified by the Secretary or Assistant Secretary of each of the Issuers, authorizing the execution of such amendment, supplement or waiver and (iv) if such amendment, supplement or waiver is executed pursuant to Section 9.02, evidence reasonably satisfactory to the Trustee of the consent of the holders required to consent thereto.

SECTION 9.06              Additional Voting Terms; Calculation of Principal Amount. All Notes issued under this Indenture shall vote and consent together on all matters (as to which any of such Notes may vote) as one class and no Notes will have the right to vote or consent as a separate class on any matter. Determinations as to whether holders of the requisite aggregate principal amount of Notes have concurred in any direction, waiver or consent shall be made in accordance with this Article IX and Section 2.13.

SECTION 9.07              Compliance with the Trust Indenture Act. From the date on which this Indenture is qualified under the TIA, every amendment, waiver or supplement to this Indenture or the Notes shall comply with the TIA as then in effect.

ARTICLE X

RANKING OF NOTE LIENS

SECTION 10.01       Relative Rights. The Intercreditor Agreement governs the relative rights and remedies, as lienholders, among holders of Liens securing First Priority Lien Obligations and holders of Liens securing Second Priority Lien Obligations. Nothing in this Indenture or the Intercreditor Agreement will:

(a)                                 impair, as between the Issuers and holders of Notes, the obligation of the Issuers which is absolute and unconditional, to pay principal of, premium and interest on Notes in accordance with their terms or to perform any other obligation of the Issuers or any other obligor under this Indenture, the Notes, the Subsidiary Guarantees and the Security Documents;

(b)                                 restrict the right of any holder to sue for payments that are then due and owing, in a manner not inconsistent with the provisions of the Intercreditor Agreement;

(c)                                         prevent the Trustee, the Collateral Agent or any holder from exercising against the Issuers or any other obligor any of its other available remedies upon a Default or Event of Default (other than its rights as a secured party, which are subject to the Intercreditor Agreement); or

(d)                                        restrict the right of the Trustee, the Collateral Agent or any holder:

(1)                                 to file and prosecute a petition seeking an order for relief in an involuntary bankruptcy case as to any obligor or otherwise to commence, or seek relief commencing, any insolvency or liquidation proceeding involuntarily against any obligor;

(2)                                 to make, support or oppose any request for an order for dismissal, abstention or conversion in any insolvency or liquidation proceeding;

(3)                                 to make, support or oppose, in any insolvency or liquidation proceeding, any request for an order extending or terminating any period during which the debtor (or any other Person) has the exclusive right to propose a plan of reorganization or other dispositive restructuring or liquidation plan therein;

(4)                                 to seek the creation of, or appointment to, any official committee representing creditors (or certain of the creditors) in any insolvency or liquidation proceedings and, if appointed, to serve and act as a member of such committee without being in any respect restricted or bound by, or liable for, any of the obligations under this Article X;

(5)                          to seek or object to the appointment of any professional person to serve in any capacity in any insolvency or liquidation proceeding or to support or object to any request for compensation made by any professional person or others therein;

(6)                                 to make, support or oppose any request for an order appointing a trustee or examiner in any insolvency or liquidation proceeding; or

(7)                                 otherwise to make, support or oppose any request for relief in any insolvency or liquidation proceeding that it is permitted by law to make, support or oppose if it were a holder of unsecured claims, or as to any matter relating to (x) any plan of reorganization or other restructuring or liquidation plan or (y) the administration of the estate or the disposition of the case or proceeding (in each case except as set forth in the Intercreditor Agreement).

ARTICLE XI

COLLATERAL

SECTION 11.01   Security Documents. (a) The payment of the principal of and interest and premium, if any, on the Notes when due, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise and whether by the Issuers pursuant to the Notes or by the Subsidiary Guarantors pursuant to the Subsidiary Guarantees, the payment of all other Notes Obligations and the performance of all other obligations of the Issuers and the Subsidiary Guarantors under this Indenture, the Notes, the Subsidiary Guarantees and the Security Documents shall be secured as provided in the Security Documents, which the Issuers and the applicable Subsidiary Guarantors entered into on the Issue Date and will be secured by Security Documents hereafter delivered as required or permitted by this Indenture. The Issuers shall, and shall cause each Restricted Subsidiary to, and each Restricted Subsidiary shall, make all filings (including filings of continuation statements and amendments to UCC financing statements that may be necessary to continue the effectiveness of such UCC financing statements) and all other actions as are necessary or required by the Security Documents to maintain (at the sole cost and expense of the Issuers and the Restricted Subsidiaries) the security interest created by the Security Documents in the Collateral (other than with respect to any Collateral the security interest in which is not required to be perfected under the Security Documents) as a continuing perfected security interest subject only to Permitted Liens and Liens permitted by Section 4.12.

(b)                                         Notwithstanding the foregoing, the Issuers shall use commercially reasonable efforts to perfect all security interests in the Collateral (other than Excluded Collateral) on or prior to the Issue Date and, with respect to any Collateral (other than Excluded Collateral) for which security interests have not been granted or perfected on or prior to the Issue Date, use commercially reasonable efforts to cause the taking of additional actions required to grant or perfect the security interest in the Collateral required to be pledged under this Indenture and the Security Documents within 90 days following the Issue Date, unless extended by the Collateral Agent or the administrative agent under the Credit Agreement.

(c)                                          In the event that mortgages are not in place on owned real properties (other than Excluded Collateral) to be mortgaged as security for the Notes, if any, on or prior to the Issue Date, the Issuers shall use commercially reasonable efforts to cause second-priority mortgages to be recorded with respect to the owned real properties of the Issuers and the Subsidiary Guarantors (other than Excluded Collateral) if any, and, where applicable, to obtain title insurance policies insuring the second-priority mortgages on the properties, in each case, subject to local law limitation in granting of security to more than one secured party, within 90 days following the Issue Date, unless extended by the Collateral Agent.

SECTION 11.02   Collateral Agent.

(a)                                         The Collateral Agent is authorized and empowered to appoint one or more co-Collateral Agents or sub-agents as it deems necessary or appropriate.

(b)                                         Subject to Section 7.01, neither the Trustee nor the Collateral Agent nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency, continuation, maintenance or protection of any Lien securing Second Priority Lien Obligations or otherwise granted in connection with the Transactions, or for any defect or deficiency as to any such matters, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens securing Second Priority Lien Obligations or the Security Documents or any delay in doing so.

(c)                                          The Collateral Agent will be subject to such directions as may be given it by the Trustee from time to time (as required or permitted by this Indenture); provided that in the event of conflict between directions received pursuant to the Security Documents and the Intercreditor Agreement and directions received hereunder, the Collateral Agent will be subject to directions received pursuant to the Security Documents and the Intercreditor Agreement. Except as directed by the Trustee as required or permitted by this Indenture and any other representatives or pursuant to the Security Documents or the Intercreditor Agreement, the Collateral Agent will not be obligated:

(1)                         to act upon directions purported to be delivered to it by any other Person;

(2)                         to foreclose upon or otherwise enforce any Lien securing Second Priority Lien Obligations; or

(3)                         to take any other action whatsoever with regard to any or all of the Liens securing Second Priority Lien Obligations (or any Lien), Security Documents or Collateral.

(d)                                         The Collateral Agent will be accountable only for amounts that it actually receives as a result of the enforcement of the Liens securing Second Priority Lien Obligations or the Security Documents.

(e)                                          In acting as Collateral Agent or co-Collateral Agent, the Collateral Agent and each co-Collateral Agent may rely upon and enforce each and all of the rights, powers, immunities, indemnities and benefits of the Trustee under Article VII hereof.

(f)                                           The holders of Notes agree that the Collateral Agent shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Collateral Agent by this Indenture and the Security Documents. Furthermore, each holder of a Note, by accepting such Note, consents to the terms of and authorizes and directs the Trustee (in each of its capacities) and the Collateral Agent to enter into and perform each of the Intercreditor Agreement and Security Documents in each of its capacities thereunder.

(g)                                          If an Issuer (i) Incurs First Priority Lien Obligations at any time when no intercreditor agreement is in effect or at any time when Indebtedness constituting First Priority Lien Obligations entitled to the benefit of the Intercreditor Agreement is concurrently retired, and (ii) delivers to the Collateral Agent an Officer’s Certificate so stating and requesting the Collateral Agent to enter into an intercreditor agreement (on substantially the same terms as the Intercreditor Agreement) in favor of a designated agent or representative for the holders of the First Priority Lien Obligations so Incurred, the Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement, bind the holders on the terms set forth therein and perform and observe its obligations thereunder.

(h)                                         At all times when the Trustee is not itself the Collateral Agent, the Issuers will deliver to the Trustee copies of all Security Documents delivered to the Collateral Agent and copies of all documents delivered to the Collateral Agent pursuant to this Indenture and the Security Documents.

(i)                                             If an Issuer Incurs any Other Second Lien Obligations or any Junior Lien Obligations and delivers to the Collateral Agent and/or the Trustee, as applicable, an Officer’s Certificate requesting the Collateral Agent and/or the Trustee, as applicable, to enter into an intercreditor agreement with a designated agent or representative for the holders of the Other Second Lien Obligations or the Junior Lien Obligations, as applicable, so Incurred, the Collateral Agent and/or the Trustee, as applicable, shall (and each is hereby authorized to) enter into such intercreditor agreement, bind the holders on the terms set forth therein and perform and observe its obligations thereunder.

SECTION 11.03   Authorization of Actions to Be Taken. (a) Each holder of Notes, by its acceptance thereof, consents and agrees to the terms hereof and of each Security Document and the Intercreditor Agreement as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of this Indenture, authorizes and directs the Trustee and/or the Collateral Agent to enter into the Intercreditor Agreement and the Security Documents to which it is a party, authorizes and empowers the Trustee to direct the Collateral Agent to enter into, and the Collateral Agent to execute and deliver, the Security Documents and the Intercreditor Agreement and authorizes and empowers the Trustee and the Collateral Agent to bind the holders of Notes and other holders of Obligations as set forth in the Security Documents to which it is a party and the Intercreditor Agreement and to perform its obligations and exercise its rights and powers thereunder.

(b)                                         Subject to the provisions of the Intercreditor Agreement and the Security Documents, the Trustee and the Collateral Agent are authorized and empowered to receive for their benefit and for the benefit of the holders of Notes any funds collected or distributed under the Security Documents to which the Collateral Agent or Trustee is a party and to make further distributions of such funds to the holders of Notes according to the provisions of this Indenture.

(c)                                          Subject to the provisions of Article VI, Section 7.01 and Section 7.02 hereof, the Intercreditor Agreement and the Security Documents, upon the occurrence and continuance of an Event of Default, the Trustee may, in its sole discretion and without the consent of the holders, direct, on behalf of the holders, the Collateral Agent to take all actions necessary or appropriate in order to:

(1)                                 foreclose upon or otherwise enforce any or all of the Liens securing the Second Priority Lien Obligations;

(2)                                 enforce any of the terms of the Security Documents to which the Collateral Agent or Trustee is a party; or

(3)                                 collect and receive payment of any and all Notes Obligations.

Subject to the Intercreditor Agreement, the Trustee is authorized and empowered to institute and maintain, or direct the Collateral Agent to institute and maintain, such suits and proceedings as are necessary to protect or enforce the Liens securing the Second Priority Lien Obligations or the Security Documents to which the Collateral Agent or the Trustee is a party or to prevent any impairment of Collateral by any acts that may be unlawful or in violation of the Security Documents to which the Collateral Agent or the Trustee is a party or this Indenture, and such suits and proceedings as are necessary to preserve or protect its interests and the interests of the holders of Notes in the Collateral, including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of holders, the Trustee or the Collateral Agent.

SECTION 11.04   Release of Liens. (a) Notwithstanding anything to the contrary in the Security Documents or the Intercreditor Agreement, Collateral may be released from the Lien and security interest created by the Security Documents to secure the Notes and Obligations under this Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreement or the Security Documents or as provided hereby. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes, and the applicable Subsidiary Guarantor shall be automatically released from its obligations under this Indenture and the Security Documents, under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreement or the Security Documents:

(1)                                 to enable the Issuers or any Subsidiary Guarantor to consummate the disposition (other than any disposition to the Issuers or another Subsidiary Guarantor) of such property or assets to the extent not prohibited under Section 4.06;

(2)                                 in respect of the property and assets of a Subsidiary Guarantor, upon the release or discharge of the Subsidiary Guarantee of such Subsidiary Guarantor in accordance with Section 12.02(b);

(3)                                 in respect of the property and assets of the Issuers, upon the release or discharge of the Issuers’ Notes Obligations in accordance with this Indenture;

(4)                                 in respect of any property and assets securing the First Priority Lien Obligations, upon the release of the security interests securing such assets or property securing any First Priority Lien Obligations, other than in connection with a Discharge of Senior Lender Claims;

(5)                                 as provided in the Intercreditor Agreement with respect to enforcement actions by the holders of First Priority Lien Obligations;

(6)                                 pursuant to an amendment or waiver in accordance with Article IX; and

(7)                                 if the Notes have been discharged or defeased pursuant to Section 8.01.

In addition, (i) the security interests granted pursuant to the Security Documents securing the Obligations shall automatically terminate and/or be released all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the applicable Obligors (as defined in the Collateral Agreement), as of the date when all the

Obligations under this Indenture, the Notes and the Security Documents (other than contingent or unliquidated obligations or liabilities not then due) have been paid in full in cash or immediately available funds; and (ii) the security interests granted pursuant to the Security Documents securing the Obligations shall automatically terminate as of the date when the holders of at least two thirds in aggregate principal amount of all Notes issued under this Indenture consent to the termination of the Security Documents.

In connection with any termination or release pursuant to this Section 11.04(a), the Collateral Agent shall execute and deliver to any Obligor (as defined in the Collateral Agreement), at such Obligor’s expense, all documents that such Obligor shall reasonably request to evidence such termination or release (including, without limitation, UCC termination statements), and will duly assign and transfer to such Obligor, such of the Pledged Shares, Promissory Notes, Instruments and Tangible Chattel Paper (each, as defined in the Collateral Agreement) that may be in the possession of the Collateral Agent and has not theretofore been sold or otherwise applied or released pursuant to this Indenture or the Security Documents. Any execution and delivery of documents pursuant to this Section 11.04(a) shall be without recourse to or warranty by the Collateral Agent. In connection with any release pursuant to this Section 11.04(a), the Obligors shall be permitted to take any action in connection therewith consistent with such release including, without limitation, the filing of UCC termination statements.

Upon the receipt of an Officer’s Certificate and Opinion of Counsel from the Issuers, as described in Section 11.04(b) below, if applicable, and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuers, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture, the Security Documents or the Intercreditor Agreement.

(b)                                        Notwithstanding anything herein to the contrary, in connection with (x) any release of Collateral pursuant to Section 11.04(a)(2), (3) or (6), such Collateral may not be released from the Lien and security interest created by the Security Documents and (y) any release of Collateral pursuant to Section 11.04(a)(1), (4), (5) and (7), the Collateral Agent shall not be required to execute, deliver or acknowledge any instruments of termination, satisfaction or release unless, in each case, an Officer’s Certificate and Opinion of Counsel certifying that all conditions precedent, including, without limitation, this Section 11.04, have been met and stating under which of the circumstances set forth in Section 11.04(a) above the Collateral is being released have been delivered to the Collateral Agent on or prior to the date of such release or, in the case of clause (y) above, the date on which the Collateral Agent executes any such instrument.

(c)                                         Notwithstanding anything herein to the contrary, at any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of this Indenture or the Security Documents will be effective as against the holders, except as otherwise provided in the Intercreditor Agreement.

SECTION 11.05   Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XI upon the Issuers or the Subsidiary Guarantors with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuers or the Subsidiary Guarantors or of any officer or officers thereof required by the provisions of this Article XI; and if the Trustee, the Collateral Agent or a nominee of the Trustee or the Collateral Agent shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee, the Collateral Agent or a nominee of the Trustee or the Collateral Agent.

SECTION 11.06   Release Upon Termination of the Issuers’ Obligations. In the event (i) that the Issuers deliver to the Trustee an Officer’s Certificate and Opinion of Counsel certifying that all the obligations under this Indenture, the Notes and the Security Documents have been satisfied and discharged by the payment in full of the Issuers’ obligations under the Notes, this Indenture and the Security Documents, and all such obligations have been so satisfied, or (ii) a discharge, legal defeasance or covenant defeasance of this Indenture occurs under Article VIII, the Trustee shall deliver to the Issuers and the Collateral Agent a notice stating that the Trustee, on behalf of the holders, disclaims and gives up any and all rights it has in or to the Collateral, and any rights it has under the Security Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall do or cause to be done all acts reasonably necessary at the request and expense of the Issuers to release such Lien as soon as is reasonably practicable.

SECTION 11.07   Designations. Except as provided in the next sentence, for purposes of the provisions hereof and the Intercreditor Agreement requiring the Issuers to designate Indebtedness for the purposes of the terms First Priority Lien Obligations, Other Second Lien Obligations, Junior Lien Obligations or any other such designations hereunder or under the Intercreditor Agreement, any such designation shall be sufficient if the relevant designation provides in writing that such First Priority Lien Obligations, Other Second Lien Obligations, Junior Lien Obligations or such other designations are permitted under this Indenture and is signed on behalf of the Issuers by an Officer and delivered to the Trustee and the Collateral Agent. For all purposes hereof and the Intercreditor Agreement, the Issuers hereby designate the Obligations pursuant to the Credit Agreement as in effect on the Issue Date as “First Priority Lien Obligations.”

SECTION 11.08   Certificates and Opinions. (a) Any release of Collateral permitted by Section 11.04 hereof will be deemed not to impair the Liens under this Indenture, the Intercreditor Agreement and the Security Documents in contravention thereof and any Person that is required to deliver an Officer’s Certificate or Opinion of Counsel pursuant to TIA Section 314(d) shall be entitled to rely upon the foregoing as a basis for delivery of such certificate or opinion. The Trustee may accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such documents and Opinion of Counsel.

(b)                                         If any Collateral is released in accordance with this Indenture, the Intercreditor Agreement or any Security Document and if the Issuers have delivered the certificates and documents required by the Security Documents and Section 11.04 and 11.08(a) hereof, the Opinion of Counsel delivered to the Trustee will state whether the Trustee has received all documentation required by the TIA in connection with such release.

(c)                                          Any Officer’s Certificate or Opinion of Counsel required pursuant to TIA Section 314(d) may be made by an Officer of the Issuers, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

(d)                                         Notwithstanding anything to the contrary herein, the Issuers and their Subsidiaries will not be required to comply with all or any portion of TIA Section 314(d) if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of business.

ARTICLE XII GUARANTEE

SECTION 12.01   Subsidiary Guarantee.

(a)                                         Each Subsidiary Guarantor hereby jointly and severally, irrevocably and unconditionally guarantees, on a senior basis, as a primary obligor and not merely as a surety, to each holder, to the Trustee and to the Collateral Agent and their respective successors and assigns (i) the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of either Issuer under this Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes and all other monetary obligations of either Issuer under this Indenture and the Notes and (ii) the full and punctual performance within applicable grace periods of all other obligations of either Issuer whether for fees, expenses, indemnification or otherwise under this Indenture, the Security Documents, the Intercreditor Agreement and the Notes (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”). The Guaranteed Obligations of all Subsidiary Guarantors shall be secured by security interests (subject to Permitted Liens and Liens permitted by Section 4.12) in the Collateral owned by such Subsidiary Guarantor pursuant to the terms of the Security Documents (but subject to the terms and conditions of the Security Documents and the Intercreditor Agreement). Each Subsidiary Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from any Subsidiary Guarantor, and that each Subsidiary Guarantor shall remain bound under this Article XII notwithstanding any extension or renewal of any Guaranteed Obligation.

(b)                                         Each Subsidiary Guarantor waives presentation to, demand of payment from and protest to either Issuer of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (i) the failure of any holder, the Collateral Agent or the Trustee to assert any claim or demand or to enforce any right or remedy against either Issuer or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of this Indenture, the Notes or any other agreement; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any holder, the Collateral Agent or the Trustee for the Guaranteed Obligations or each Subsidiary Guarantor; (v) the failure of any holder, the Collateral Agent or the Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (vi) any change in the ownership of each Subsidiary Guarantor, except as provided in Section 12.02(b).  Each Subsidiary Guarantor hereby waives any right to which it may be entitled to have its obligations hereunder divided among the Subsidiary Guarantors, such that such Subsidiary Guarantor’s obligations would be less than the full amount claimed.

(c)                                         Each Subsidiary Guarantor hereby waives any right to which it may be entitled to have the assets of either Issuer first be used and depleted as payment of the Issuers’ or such Subsidiary Guarantor’s obligations hereunder prior to any amounts being claimed from or paid by such Subsidiary Guarantor hereunder. Each Subsidiary Guarantor hereby waives any right to which it may be entitled to require that either Issuer be sued prior to an action being initiated against such Subsidiary Guarantor.

(d)                                        Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any holder or the Trustee or Collateral Agent to any security held for payment of the Guaranteed Obligations.

(e)                                         The Subsidiary Guarantee of each Subsidiary Guarantor is, to the extent and in the manner set forth in Article XII, equal in right of payment to all existing and future Pari Passu Indebtedness (but subject to the terms and conditions of the Security Documents and the Intercreditor Agreement), senior in right of payment to all existing and future Subordinated Indebtedness of such Subsidiary Guarantor.

(f)                                          Except as expressly set forth in Sections 8.01(b), 12.02 and 12.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any holder, the Collateral Agent or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Subsidiary Guarantor or would otherwise operate as a discharge of any Subsidiary Guarantor as a matter of law or equity.

(g)                                          Each Subsidiary Guarantor agrees that its Subsidiary Guarantee shall remain in full force and effect until payment in full of all the Guaranteed Obligations. Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any holder or the Trustee or Collateral Agent upon the bankruptcy or reorganization of either Issuer or otherwise.

(h)                                         In furtherance of the foregoing and not in limitation of any other right which any holder, the Collateral Agent or the Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of either Issuer to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Subsidiary Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee or Collateral Agent, forthwith pay, or cause to be paid, in cash, to the holders or the Trustee or Collateral Agent an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by applicable law) and (iii) all other monetary obligations of either Issuer to the holders, the Collateral Agent and the Trustee.

(i)                                             Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the holders in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the holders, the Collateral Agent and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article VI for the purposes of the Subsidiary Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article VI, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purposes of this Section 12.01.

(j)                                            Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) Incurred by the Trustee, the Collateral Agent or any holder in enforcing any rights under this Section 12.01.

(k)                                         Upon request of the Trustee, each Subsidiary Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 12.02   Limitation on Liability.

(a)                                         Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by each

Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee or this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally or capital maintenance or corporate benefit rules applicable to guarantees for obligations of Affiliates.

(b)                                         A Subsidiary Guarantee as to any Restricted Subsidiary that is (or becomes) a party hereto on the date hereof or that executes a supplemental indenture in accordance with Section 4.11 hereof and provides a guarantee shall terminate and be of no further force or effect and such Subsidiary Guarantee shall be deemed to be automatically released from all obligations under this Article XII upon any of the following:

(i)                                    the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation or otherwise) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary) of the applicable Subsidiary Guarantor, if such sale, disposition, exchange or other transfer is made in a manner not in violation of this Indenture;

(ii)                                 the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of Section 4.04 and the definition of “Unrestricted Subsidiary”;

(iii)                              the release or discharge of the guarantee by such Subsidiary Guarantor of the Credit Agreement (and any other Indebtedness of such Subsidiary Guarantor under Section 4.03(b)(i)) and any other Indebtedness which resulted in the obligation to guarantee the Notes;

(iv)                             the Issuers’ exercise of their legal defeasance option or covenant defeasance option under Article VIII or if the Issuers’ obligations under this Indenture are discharged in accordance with the terms of this Indenture;

(v)                                such Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First Priority Lien Obligations or other exercise of remedies in respect thereof, subject to, in each case, the application of the proceeds of such foreclosure or exercise of remedies in the manner described in the Security Documents; and

(vi)                             the occurrence of a Covenant Suspension Event.

SECTION 12.03   [Reserved].

SECTION 12.04   Successors and Assigns. This Article XII shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the holders and, in the event of any transfer or assignment of rights by any holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 12.05   No Waiver. Neither a failure nor a delay on the part of either the Trustee or the holders in exercising any right, power or privilege under this Article XII shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article XII at law, in equity, by statute or otherwise.

SECTION 12.06   Modification. No modification, amendment or waiver of any provision of this Article XII, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle any Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.

SECTION 12.07   Execution of Supplemental Indenture for Future Subsidiary Guarantors. Each Subsidiary which is required to become a Subsidiary Guarantor of the Notes pursuant to Section 4.11 shall promptly execute and deliver to the Trustee a supplemental indenture in the form of Exhibit C hereto pursuant to which such Subsidiary shall become a Subsidiary Guarantor under this Article XII and shall guarantee the Notes. Concurrently with the execution and delivery of such supplemental indenture, the Issuers shall deliver to the Trustee an Opinion of Counsel and an Officer’s Certificate certifying that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and that, subject to the application of bankruptcy, insolvency, moratorium, fraudulent conveyance or transfer and other similar laws relating to creditors’ rights generally and to the principles of equity, whether considered in a proceeding at law or in equity, the Subsidiary Guarantee of such Subsidiary Guarantor is a valid and binding obligation of such Subsidiary Guarantor, enforceable against such Subsidiary Guarantor in accordance with its terms and/or to such other matters as the Trustee may reasonably request.

SECTION 12.08   Non-Impairment. The failure to endorse a Subsidiary Guarantee on any Note shall not affect or impair the validity thereof.

ARTICLE XIII

MISCELLANEOUS

SECTION 13.01   Trust Indenture Act Controls.   If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an “incorporated provision”) included in this Indenture by operation of, Sections 310 to 318 of the TIA, inclusive, such imposed duties or incorporated provision shall control.

SECTION 13.02   Notices.

(a)                                         Any notice or communication required or permitted hereunder shall be in writing and delivered in person, via facsimile or mailed by first-class mail addressed as follows:

if to the Issuers or a Subsidiary Guarantor:

c/o Mood Media Corporation
1703 W. 5th St., Suite 600
Austin, Texas 78703
Attention: Steve Richards, President and Chief Executive
Officer
Facsimile: [•]

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Brad J. Finkelstein
Fax: 212-492-0074

if to the Trustee:

The Bank of New York Mellon
101 Barclay Street, Floor 7-E New York, NY 10286
Attention: Corporate Trust
Fax: 212-815-5366

The Issuers or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b)                                         Any notice or communication delivered to a holder shall be mailed, first class mail, to the holder at the holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

(c)                                          Failure to mail a notice or communication to a holder or any defect in it shall not affect its sufficiency with respect to other holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it, except that notices to the Trustee are effective only if received.

Each of the Trustee and the Collateral Agent may, in its sole discretion, agree to accept and act upon instructions or directions pursuant to this Indenture sent by e-mail, facsimile transmission or other similar electronic methods. If the party elects to give the Trustee or Collateral Agent e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee or Collateral Agent, as the case may be, in its discretion elects to act upon such instructions, the Trustee’s or Collateral Agent’s understanding of such instructions shall be deemed controlling. The Trustee or Collateral Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s or Collateral Agent’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee or Collateral Agent, including without limitation the risk of the Trustee or Collateral Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the holders may be made electronically in accordance with procedures of the Depository.

SECTION 13.03   Communication by the Holders with Other Holders.  The holders may communicate pursuant to Section 312(b) of the TIA with other holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and other Persons shall have the protection of Section 312(c) of the TIA.

SECTION 13.04   Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuers to the Trustee or Collateral Agent to take or refrain from taking any action under this Indenture, the Security Documents, the Notes or the Intercreditor Agreement, the Issuers shall furnish to the Trustee or Collateral Agent at the request of the Trustee or Collateral Agent:

(a)                                         an Officer’s Certificate executed by the Issuers in form reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture, the Security Documents, the Notes or the Intercreditor Agreement, relating to the proposed action have been complied with; and

(b)                                         an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

SECTION 13.05   Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 4.09) shall include:

(a)                                         a statement that the individual making such certificate or opinion has read such covenant or condition;

(b)                                         a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)                                          a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)                                         a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

SECTION 13.06   [Reserved].

SECTION 13.07   Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of the holders. The Registrar and a Paying Agent may make reasonable rules for their functions.

SECTION 13.08   Legal Holidays. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such payment date if it were a Business Day for the intervening period. If a regular Record Date is not a Business Day, the Record Date shall not be affected.

SECTION 13.09   GOVERNING LAW Consent to Jurisdiction.

(a) THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

(b)                                         The parties irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, City of New York, over any suit, action or proceeding arising out of or relating to this Indenture. To the fullest extent permitted by applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 13.10   No Recourse Against Others.  No director, officer, employee, manager, incorporator or holder of any Equity Interests in an Issuer, any Subsidiary Guarantor or any direct or indirect parent companies, as such, shall have any liability for any obligations of an Issuer or any Subsidiary Guarantor under the Notes, the Subsidiary Guarantees or this Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SECTION 13.11   Successors. All agreements of the Issuers and the Subsidiary Guarantors in this Indenture and the Notes shall bind such person’s successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 13.12   Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original (which may be delivered in original form or facsimile or an electronic file thereof), but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

SECTION 13.13   Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 13.14   Indenture Controls. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of this Indenture, such provision of this Indenture shall control.

SECTION 13.15   Severability. In case any provision in this Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 13.16   Intercreditor Agreement. The terms of this Indenture are subject to the terms of the Intercreditor Agreement.

SECTION 13.17   Waiver of Jury Trial. EACH OF THE ISSUERS, THE SUBSIDIARY GUARANTORS, THE TRUSTEE AND COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 13.18   U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

SECTION 13.19   U.S. Tax Withholding. The Issuers shall require each noteholder to collect and provide to the Issuers: (i) properly completed and signed tax certifications (generally with respect to U.S. federal income tax, IRS Form W-9 (or applicable successor form) in the case of a Person that is a “United States Person” within the meaning of Section 7701(a)(30) of the Code or the appropriate IRS Form W-8 or W-8BEN-E (or applicable successor form) in the case of a Person that is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code, and any other information necessary to eliminate the imposition of, or determine the amount of, U.S. withholding Tax (such certifications and other information, “Noteholder Tax Information”); and (ii) information sufficient to eliminate the imposition of, or determine the amount of, U.S. withholding tax under Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof (such information, “Noteholder FATCA Information” and any such tax, a “FATCA Withholding Tax”). To the extent the Issuers determine that any withholding or deduction pursuant to the preceding sentence is applicable, it shall promptly notify the Trustee of such fact. Each holder of a Note or an interest therein, by acceptance of such Note or such interest in such Note, shall be deemed to have agreed to provide the Trustee or the Paying Agent with the Noteholder Tax Identification Information and, to the extent FATCA Withholding Tax is applicable, the Noteholder FATCA Information if the holder is able to do so in compliance with applicable law. In addition, each holder of a Note shall be deemed to understand that the Trustee or the Paying Agent has the right to withhold interest payable with respect to the Note (without any corresponding gross-up) on any beneficial owner of an interest in a Note that fails to comply with the foregoing requirements.

SECTION 13.20   U.S. Tax Withholding.

Notwithstanding any other provision of this Indenture, the Trustee shall be entitled to make a deduction or withholding from any payment which it makes under this Indenture for or on account of any present or future taxes, duties or charges if and to the extent so required by any applicable law and any current or future regulations or agreements thereunder or official interpretations thereof or any law implementing any intergovernmental approach thereto or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Trustee shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted and shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such withholding tax.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

[DLLC2]

By:
Name:
Title:

[SUBCO]

By:
Name:
Title:

MOOD MEDIA NORTH AMERICA HOLDINGS CORP.
SERVICENET EXP, LLC
TECHNOMEDIA NY, LLC
CONVERGENCE, LLC
TECHNOMEDIA SOLUTIONS, LLC
MOOD MEDIA NORTH AMERICA, LLC
DMX HOLDINGS, LLC
DMX, LLC
DMX RESIDENTIAL HOLDINGS, LLC
DMX RESIDENTIAL, LLC
MOOD US ACQUISITION1, LLC
MUZAK HOLDINGS LLC
MUZAK LLC
MUZAK CAPITAL, LLC

By:
Name:
Title:

[Signature Page to Indenture]

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Trustee

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

[Signature Page to Indenture]

APPENDIX A

PROVISIONS RELATING TO INITIAL NOTES, ADDITIONAL NOTES AND PIK NOTES

1.                                             Definitions.

1.1                                      Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

“Definitive Note” means a certificated Initial Note, PIK Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depository” means The Depository Trust Company, its nominees and their respective successors.

“Global Notes Legend” means the legend set forth under that caption in the applicable Exhibit to this Indenture.

“IAI” means an institutional “accredited investor” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Notes” means all Initial Notes offered and sold outside the United States in reliance on Regulation S.

“Restricted Notes Legend” means the legend set forth in Section 2.2(f)(i) herein.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 501” means Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Transfer Restricted Definitive Notes” means Definitive Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Global Notes” means Global Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Notes” means the Transfer Restricted Definitive Notes and Transfer Restricted Global Notes.

M-A-1

“Unrestricted Definitive Notes” means Definitive Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

“Unrestricted Global Notes” means Global Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

1.2                                      Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Global Notes	2.1(b)

2.                                             The Notes.

2.1                                      Form and Dating; Global Notes.

(a)                                        The Initial Notes issued on the date hereof will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the Securities Act. Such Initial Notes may thereafter be transferred to, among others, QIBs, purchasers in reliance on Regulation S and, except as set forth below, IAIs in accordance with Rule 501. Additional Notes offered after the date hereof may be offered and sold by the Issuers from time to time pursuant to one or more agreements in accordance with applicable law. PIK Notes may also be issued after the date hereof, to the extent PIK Interest is paid by issuing an additional Note.

(b)                                        Global Notes. (i) Except as provided in clause (d) of Section 2.2 below, the Notes initially shall be represented by one or more Notes in definitive, fully registered, global form without interest coupons (collectively, the “Global Notes”).

The Global Notes shall bear the Global Note Legend. The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Notes Legend.

Members of, or direct or indirect participants in, the Depository (collectively, the “Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Notes. The Depository may be treated by the Issuers, the Trustee and any agent of the Issuers or the Trustee as the absolute owner of the Global Notes for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuers, the Trustee or any agent of the Issuers or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any Note.

(ii)                                         Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Definitive Notes only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2. In addition, a Global Note shall be exchangeable for Definitive Notes if

M-A-2

(x) the Depository (1) notifies the Issuers that it is unwilling or unable to continue as depository for such Global Note and the Issuers thereupon fail to appoint a successor depository or (2) has ceased to be a clearing agency registered under the Exchange Act or (y) there shall have occurred and be continuing an Event of Default with respect to such Global Note and a request has been made for such exchange. In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii)                                      In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to subsection (i) of this Section 2.1(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuers shall execute, and, upon written order of the Issuers signed by an Officer, the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(iv)                              Any Transfer Restricted Note delivered in exchange for an interest in a Global Note pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Notes Legend.

(v)                                        [Reserved].

(vi)                                     The holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a holder is entitled to take under this Indenture or the Notes.

2.2                                    Transfer and Exchange.

(a)                                        Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except as set forth in Section 2.1(b). Global Notes will not be exchanged by the Issuers for Definitive Notes except under the circumstances described in Section 2.1(b)(ii). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.08 of this Indenture. Beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.2(b).

(b)                                        Transfer and Exchange of Beneficial Interests in Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Transfer Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Notes shall be transferred or exchanged only for beneficial interests in Global Notes. Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

M-A-3

(i)                                           Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Transfer Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Transfer Restricted Global Note in accordance with the transfer restrictions set forth in the Restricted Notes Legend. A beneficial interest in an Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii)                                        All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests in any Global Note that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note pursuant to Section 2.2(g).

(iii)                                     Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in a Transfer Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Note if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)                                    if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note; and

(B)                                    if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note.

(iv)                               Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in a Transfer Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)                                    if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest

M-A-4

in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B)                                    if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Issuers and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of the Issuers in the form of an Officer’s Certificate executed by each Issuer in accordance with Section 2.01 of this Indenture, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v)                                        Transfer and Exchange of Beneficial Interests in an Unrestricted Global Note for Beneficial Interests in a Transfer Restricted Global Note. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(c)                                         Transfer and Exchange of Beneficial Interests in Global Notes for Definitive Notes. A beneficial interest in a Global Note may not be exchanged for a Definitive Note except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Note may not be transferred to a Person who takes delivery thereof in the form of a Definitive Note except under the circumstances described in Section 2.1(b)(ii). In any case, beneficial interests in Global Notes shall be transferred or exchanged only for Definitive Notes.

(d)                                        Transfer and Exchange of Definitive Notes for Beneficial Interests in Global Notes. Transfers and exchanges of Definitive Notes for beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii) or (iii) below, as applicable:

(i)                                            Transfer Restricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes. If any holder of a Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in a Transfer Restricted Global Note or to transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Transfer Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)                                                             if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Note for a beneficial interest in a Transfer

M-A-5

Restricted Global Note, a certificate from such holder in the form attached to the applicable Note;

(B)        if such Transfer Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(C)                                     if such Transfer Restricted Definitive Note is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(D)                                     if such Transfer Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(E)                                      if such Transfer Restricted Definitive Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate from such holder in the form attached to the applicable Note, including the certifications, certificates and Opinion of Counsel, if applicable; or

(F)                                       if such Transfer Restricted Definitive Note is being transferred to the Issuers or a Subsidiary thereof, a certificate from such holder in the form attached to the applicable Note, the Trustee shall cancel the Transfer Restricted Definitive Note and increase or cause to be increased the aggregate principal amount of the appropriate Transfer Restricted Global Note.

(ii)                                        Transfer Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A holder of a Transfer Restricted Definitive Note may exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)                                    if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B)                                     if the holder of such Transfer Restricted Definitive Note proposes to transfer such Transfer Restricted Definitive Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note,

M-A-6

and, in each such case, if the Issuers or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Issuers and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Definitive Note and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of the Issuers in the form of an Officer’s Certificate executed by each Issuer, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Transfer Restricted Note transferred or exchanged pursuant to this subparagraph (ii).

(iii)                                      Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A holder of an Unrestricted Definitive Note may exchange such Unrestricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of the Issuers in the form of an Officer’s Certificate executed by each Issuer, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Unrestricted Definitive Note transferred or exchanged pursuant to this subparagraph (iii).

(iv)                                     Unrestricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes. An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(e)                                         Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a holder of Definitive Notes and such holder’s compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder or by its attorney, duly authorized in writing. In addition, the requesting holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

M-A-7

(i)                                           Transfer Restricted Definitive Notes to Transfer Restricted Definitive Notes. A Transfer Restricted Note may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Definitive Note if the Registrar receives the following:

(A)                                     if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(B)                                     if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(C)                                     if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Note;

(D)                                     if the transfer will be made to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (A) through (C) above, a certificate in the form attached to the applicable Note; and

(E)                                      if such transfer will be made to the Issuers or a Subsidiary thereof, a certificate in the form attached to the applicable Note.

(ii)                                        Transfer Restricted Definitive Notes to Unrestricted Definitive Notes. Any Transfer Restricted Definitive Note may be exchanged by the holder thereof for an Unrestricted Definitive Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A)                                    if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note; or

(B)                                    if the holder of such Transfer Restricted Definitive Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request, an Opinion of Counsel in form reasonably acceptable to the Issuers and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)                                     Unrestricted Definitive Notes to Unrestricted Definitive Notes. A holder of an Unrestricted Definitive Note may transfer such Unrestricted Definitive Notes to a

M-A-8

Person who takes delivery thereof in the form of an Unrestricted Definitive Note at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the holder thereof.

(iv)                                     Unrestricted Definitive Notes to Transfer Restricted Definitive Notes. An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Definitive Note.

At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)                                          Legend.

(i)                                            Except as permitted by the following paragraph (iii) or (iv), each Note certificate evidencing the Global Notes and any Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON, IS NOT ACQUIRING THIS SECURITY FOR THE ACCOUNT OR FOR THE BENEFIT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501 OF

M-A-9

REGULATION D, (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUERS OR ANY AFFILIATE OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUERS SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

“NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE TERMS OF THIS SECURITY ARE SUBJECT TO THE TERMS OF THE INTERCREDITOR AGREEMENT, ENTERED INTO ON THE ISSUE DATE (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “INTERCREDITOR AGREEMENT”), AMONG HPS INVESTMENT PARTNERS, LLC, AS FIRST LIEN COLLATERAL AGENT, THE BANK OF NEW YORK MELLON, AS SECOND LIEN COLLATERAL AGENT, AND CERTAIN OTHER PERSONS PARTY OR THAT MAY BECOME PARTY THERETO FROM TIME TO TIME. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS SECURITY AND THE TERMS OF THE INTERCREDITOR AGREEMENT, THE TERMS OF THE INTERCREDITOR AGREEMENT SHALL GOVERN AND CONTROL.”

Each Regulation S Note shall bear the following additional legend:

M-A-10

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

Each Definitive Note shall bear the following additional legend:

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

(ii)                                         Upon any sale or transfer of a Transfer Restricted Definitive Note, the Registrar shall permit the holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Definitive Note if the holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Initial Note).

(iii)                                      [Reserved].

(iv)                                     Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend (other than the portion thereof relating to the Intercreditor Agreement).

(g)                                         Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

M-A-11

(h)                                       Obligations with Respect to Transfers and Exchanges of Notes.

(i)                                           To permit registrations of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Definitive Notes and Global Notes at the Registrar’s request.

(ii)                                        No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.06, 4.08 and 9.05 of this Indenture).

(iii)                                     Prior to the due presentation for registration of transfer of any Note, the Issuers, the Trustee, a Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuers, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)                                    All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(i)                                           No Obligation of the Trustee.

(i)                                           The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the holders and all payments to be made to the holders under the Notes shall be given or made only to the registered holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)                                        The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when

M-A-12

expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

M-A-13

EXHIBIT A

[FORM OF FACE OF INITIAL NOTE]

[Global Notes Legend]

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE ISSUERS OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.”

[Restricted Notes Legend for Notes Offered in Reliance on Regulation S]

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

[Restricted Notes Legend]

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON, IS NOT ACQUIRING THIS SECURITY FOR THE ACCOUNT OR FOR THE BENEFIT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501 OF REGULATION D, (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUERS OR

M-A-E-1

ANY AFFILIATE OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUERS SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE TERMS OF THIS SECURITY ARE SUBJECT TO THE TERMS OF THE INTERCREDITOR AGREEMENT, ENTERED INTO ON THE ISSUE DATE (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “INTERCREDITOR AGREEMENT”), AMONG HPS INVESTMENT PARTNERS, LLC, AS FIRST LIEN COLLATERAL AGENT, THE BANK OF NEW YORK MELLON, AS SECOND LIEN COLLATERAL AGENT, AND CERTAIN OTHER PERSONS PARTY OR THAT MAY BECOME PARTY THERETO FROM TIME TO TIME. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THIS SECURITY AND THE TERMS OF THE INTERCREDITOR AGREEMENT, THE TERMS OF THE INTERCREDITOR AGREEMENT SHALL GOVERN AND CONTROL.”

[Definitive Notes Legend]

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

M-A-E-2

[FORM OF INITIAL NOTE]

[DLLC2]

[SUBCO]

No. [ ]	144A CUSIP No. [ ]

144A ISIN No. [ ]

$[ ]

Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024

[DLLC2], a Delaware limited liability company (together with its successors and assigns under the Indenture), and [SubCo], a Delaware corporation (together with its successors and assigns under the Indenture), promise to pay to Cede & Co., or registered assigns, the principal sum set forth on the Schedule of Increases or Decreases in Global Note attached hereto on [ ], 2024.

Interest Payment Dates: [ ] and [ ], commencing [ ]i (1)

Record Dates: [ ] and [ ]

Additional provisions of this Note are set forth on the other side of this Note.

(1) To be [ ], 2017 for Notes issued on [ ], 2017.

M-A-E-3

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed.

[DLLC2]

By:
Name:
Title:

[SUBCO]

By:
Name:
Title:

Dated:

M-A-E-4

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

THE BANK OF NEW YORK MELLON
as Trustee, certifies that this is one of the Notes
referred to in the Indenture.

By:
Authorized Signatory

Dated:

*/                                     If the Note is to be issued in global form, add the Global Notes Legend and the attachment from Exhibit A captioned “TO BE ATTACHED TO GLOBAL NOTES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE.”

M-A-E-5

[FORM OF REVERSE SIDE OF INITIAL NOTE]

Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024

1.                                             Interest

[DLLC2], a Delaware limited liability company (such entity, and its successors and assigns under the Indenture, hereinafter referred to, being herein called, the “Company”), and [SubCo], a Delaware corporation(such entity, and its successors and assigns under the Indenture, hereinafter referred to, being herein called, the “Co-Issuer” and, together with the Company, the “Issuers”), jointly and severally, promise to pay interest on the principal amount of this Note at the rate per annum and in the manner specified below.

Interest on this Note will accrue at a rate per annum (the “Applicable Rate”) equal to the Adjusted LIBO Rate (as defined herein) for the Interest Period in effect plus 14.00% as determined by the calculation agent (the “Calculation Agent”), which will initially be the Trustee. Interest on the Notes shall be payable as follows: (i) a rate equal to the Adjusted LIBO Rate for the Interest Period in effect plus 6.00% per annum shall be payable entirely in cash (“Cash Interest”) and (ii) a rate equal to 8.00% per annum shall be payable entirely by either increasing the principal amount of this Note or by issuing PIK Notes (“PIK Interest”); provided that upon the occurrence and during the continuance of an Event of Default under (and as defined in) the Credit Agreement as in effect on the Issue Date, all Interest on this Note shall be paid entirely in PIK Interest by either increasing the principal amount of this Note or by issuing PIK Notes until the Discharge of First Lien Obligations (as defined in the Intercreditor Agreement referred to in clause (i) of the definition of “Intercreditor Agreement”). In furtherance of (but without limiting) the foregoing, the Issuers shall deliver prompt notice to the Trustee of the following (i) the occurrence of an Event of Default under (and as defined in) the Credit Agreement as in effect on the Issue Date, (ii) the Discharge of First Lien Obligations (as defined in the Intercreditor Agreement referred to in clause (i) of the definition of “Intercreditor Agreement”) and (iii) that any such Event of Default is no longer continuing. PIK Interest will be payable (x) with respect to Notes represented by one or more Global Notes registered in the name of The Depository Trust Company (the “Depository”) or its nominee on the relevant Record Date, by increasing the principal amount of the outstanding Global Notes by an amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest $1.00) and (y) with respect to Notes represented by Definitive Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the period (rounded up to the nearest $1.00), and the Trustee will, at the request of the Issuers, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant Record Date, as shown by the records of the register of holders. Unless an Event of Default under (and as defined in) the Credit Agreement as in effect on the Issue Date has occurred and is continuing, on each Interest Payment Date (as defined herein), each holder will be entitled to receive Cash Interest in respect of 100% of the principal amount of the Notes held by such holder on the relevant Record Date and PIK Interest in respect of 100% of the principal amount of the Notes held by such holder on the relevant Record Date. Following an increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. All PIK Notes issued in definitive form pursuant to a PIK Payment will mature on

M-A-E-6

[ ], 2024 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description PIK on the face of such PIK Note.

The Issuers shall pay interest semiannually on [ ] and [ ] of each year (each an “Interest Payment Date”), commencing [ ](2), 2017. Interest on the Notes shall accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from [ ], 2017 until the principal hereof is due. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Issuers shall pay interest on overdue principal at the rate borne by the Notes, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

“Adjusted LIBO Rate” means for any Interest Period, an interest rate per annum equal to the greater of (x) (a) the LIBO Rate in effect for such Interest Period divided by (b) one minus the Statutory Reserves, if any and (y) 1.00%.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“LIBO Rate” means for any Interest Period, the rate per annum determined by the Calculation Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the commencement of such Interest Period by reference to the ICE Benchmark Administration Interest Settlement Rates (or the successor thereto if the ICE Benchmark Administration is no longer making such rates available) for Dollar deposits (as set forth by any service selected by the Calculation Agent that has been nominated by the ICE Benchmark Administration (or its successor) as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Calculation Agent to be the average of the rates per annum at which Dollar deposits are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Calculation Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

“Statutory Reserves” means the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Trustee or any holder of the Notes (including any branch, Affiliate or other fronting office holding the Notes) is subject for eurocurrency Liabilities (as defined in Regulation D of the Board). The Notes shall be deemed to constitute eurocurrency Liabilities (as defined in Regulation D of the Board) and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any holder of the Notes under such Regulation D. The Issuer shall provide notice to the Calculation Agent

(2) To be [ ], 2017 for Notes issued on [ ], 2017.

M-A-E-7

of any change in any reserve percentage, and on and after the date such notice is received by the Calculation Agent, the Statutory Reserves shall be adjusted automatically.

2.                                             Method of Payment

The Issuers shall pay interest on the Notes (except defaulted interest) to the Persons who are registered holders at the close of business on [ ] or [ ] (each a “Record Date”) immediately preceding the Interest Payment Date even if Notes are canceled after the Record Date and on or before the Interest Payment Date (whether or not a Business Day). Holders must surrender Notes to the Paying Agent to collect principal payments. The Issuers shall pay principal, premium, if any, and Cash Interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and Cash Interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company or any successor depositary. The Issuers shall make all payments in respect of a certificated Note (including principal, premium, if any, and Cash Interest) at the office of the Paying Agent, except that, at the option of the Issuers, payment of Cash Interest may be made by mailing a check to the registered address of each holder thereof; provided, however, that payments on the Notes may also be made, in the case of a holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such holder elects payment by wire transfer by giving written notice to the Trustee or Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3.                                             Paying Agent, Calculation Agent and Registrar

Initially, The Bank of New York Mellon, as trustee under the Indenture (the “Trustee”), will act as Paying Agent, Calculation Agent and Registrar. The Issuers may appoint and change any Paying Agent, Calculation Agent or Registrar without notice. The Issuers or any of their domestically incorporated Subsidiaries may act as Paying Agent, Calculation Agent or Registrar.

4.                                             Indenture

The Issuers issued the Notes under an Indenture dated as of [ ], 2017 (the “Indenture”), among the Company, the Co-Issuer, the Subsidiary Guarantors party thereto and The Bank of New York Mellon, as trustee and as collateral agent. Capitalized terms used herein are used as defined in the Indenture, unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as amended and as in effect on the date of the Indenture (the “TIA”). The terms of the Notes include those stated in the Indenture. The Notes are subject to all terms and provisions of the Indenture, and the holders (as defined in the Indenture) are referred to the Indenture for a statement of such terms and provisions. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of the Indenture, such provision of the Indenture shall control.

M-A-E-8

The Notes are senior secured obligations of the Issuers.  This Note is one of the Initial Notes referred to in the Indenture. The Notes include the Initial Notes, any Additional Notes and any PIK Notes.  The Initial Notes, any Additional Notes and any PIK Notes are treated as a single class of securities under the Indenture. The Indenture imposes certain limitations on the ability of the Issuers and the Restricted Subsidiaries to, among other things, make certain Investments and other Restricted Payments, Incur Indebtedness, enter into consensual restrictions upon the payment of certain dividends and distributions by such Restricted Subsidiaries, issue or sell shares of certain Capital Stock of the Issuers and such Restricted Subsidiaries, enter into or permit certain transactions with Affiliates, create or Incur Liens and make Asset Sales. The Indenture also imposes limitations on the ability of the Issuers and each Subsidiary Guarantor to consolidate or merge with or into any other Person or convey, transfer or lease all or substantially all of their property.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Issuers under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Subsidiary Guarantors have unconditionally guaranteed the Guaranteed Obligations pursuant to the terms of the Indenture and any Subsidiary Guarantor that executes a Subsidiary Guarantee will unconditionally guarantee the Guaranteed Obligations on a senior secured basis pursuant to the terms of the Indenture.

5.             Redemption

On or after [            ], 2018, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail to each holder’s registered address, or delivered electronically if held by DTC, at the following redemption prices (expressed as a percentage of principal amount (including any increase in the principal amount as a result of a PIK Payment)), plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if redeemed during the 12-month period commencing on [           ] of the years set forth below:

Period	Redemption Price
2018	102.000%
2019	101.000%
2020 and thereafter	100.000%

In addition, prior to [           ], 2018, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail to each holder’s registered address, or delivered electronically if held by DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

M-A-E-9

Notwithstanding the foregoing, at any time and from time to time on or prior to [           ], 2018, the Issuers may redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes and PIK Notes and any Special Mandatory Redemption) in an amount equal to the amount of net cash proceeds of one or more Equity Offerings (1) by the Company or (2) by any direct or indirect parent of the Company to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company, at a redemption price (expressed as a percentage of principal amount thereof) of 114%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date); provided, however, that at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes and PIK Notes and any Special Mandatory Redemption) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed by the Issuers to each holder of Notes being redeemed, or delivered electronically if held by DTC, and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof. In addition, any redemption described above or notice thereof may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event.

6.             Mandatory Redemption

If the Issuers determine that the Notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Code, and as a result the Issuers would otherwise be subject to limitations on their deduction of interest in respect of the Notes pursuant to Section 163(e)(5) of the Code, then on the last day of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Issuers shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the Notes, without premium or penalty, in an amount necessary to ensure that the Notes will not be treated as AHYDOs within the meaning of Section 163(i)(1) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable Notes outstanding at such time (and shall be treated by the Issuers and the holders of the Notes first as a payment of accrued interest (original issue discount) on such Note for federal income tax purposes).  The holders of the Notes and the Issuers intend that the Special Mandatory Redemptions be sufficient to prevent each Note from being treated as an AHYDO within the meaning of Section 163(i)(1) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the Indenture will alter the Issuers’ obligation to make

M-A-E-10

the Special Mandatory Redemption with respect to any Notes that remain outstanding on each Special Mandatory Redemption Date.

7.             Sinking Fund

The Notes are not subject to any sinking fund.

8.             Notice of Redemption

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date, to each holder of Notes to be redeemed at its registered address (with a copy to the Trustee) or otherwise delivered in accordance with the procedures of The Depository Trust Company (“DTC”), except that redemption notices may be mailed or otherwise delivered more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Article VIII thereof. If money sufficient to pay the redemption price of and accrued and unpaid interest on all Notes (or portions thereof) to be redeemed on the redemption date is deposited with a Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date, interest ceases to accrue on such Notes (or such portions thereof) called for redemption.

9.             Repurchase of Notes at the Option of the Holders upon Change of Control and Asset Sales.

Upon the occurrence of a Change of Control, each holder shall have the right, subject to certain conditions specified in the Indenture, to cause the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), as provided in, and subject to the terms of, the Indenture.

In accordance with Section 4.06 of the Indenture, the Issuers will be required to offer to purchase Notes upon the occurrence of certain events.

10.          Ranking and Collateral.

From the Issue Date, the Notes and the Subsidiary Guarantees will be secured by security interests (subject to Permitted Liens and Liens permitted by Section 4.12 of the Indenture) in the Collateral pursuant to the Security Documents (but subject to the terms and conditions of the Security Documents and the Intercreditor Agreement). The Liens upon any and all Collateral are, to the extent and in the manner provided in the Intercreditor Agreement, junior in ranking with all present and future Liens securing First Priority Lien Obligations, are equal in ranking to all present and future Liens securing Other Second Lien Obligations and will be senior in ranking to all present and future Liens securing Junior Lien Obligations.

M-A-E-11

11.          Denominations; Transfer; Exchange

The Notes are in registered form, without coupons, in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof; provided that PIK Notes may be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. A holder shall register the transfer of or exchange of the Notes in accordance with the Indenture. Upon any registration of transfer or exchange, the Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to transfer or exchange any Notes for a period of 15 days prior to a selection of Notes to be redeemed.

12.          Persons Deemed Owners

The registered holder of this Note shall be treated as the owner of it for all purposes.

13.          Unclaimed Money

If money for the payment of principal or interest remains unclaimed for two years, the Trustee and a Paying Agent shall pay the money back to the Issuers at their written request unless an abandoned property law designates another Person.  After any such payment, the holders entitled to the money must look to the Issuers for payment as general creditors and the Trustee and a Paying Agent shall have no further liability with respect to such monies.

14.          Discharge and Defeasance

Subject to certain conditions, the Issuers at any time may terminate some of or all its obligations under the Notes and the Indenture and Security Documents if the Issuers deposit with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be.

15.          Amendment; Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Intercreditor Agreement may be amended with the written consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding and (ii) any past default or compliance with any provisions may be waived with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding.

Subject to certain exceptions set forth in the Indenture, without the consent of any holder, the Issuers, the Collateral Agent and the Trustee may amend the Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and/or the Intercreditor Agreement (i) to cure any ambiguity, omission, mistake, defect or inconsistency; (ii) to provide for the assumption by a Successor Company (with respect to an Issuer) of the obligations of an Issuer under the Indenture, the Notes, the Security Documents and the Intercreditor Agreement; (iii) to provide

M-A-E-12

for the assumption by a Successor Co-Issuer (with respect to the Co-Issuer) or Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of the Co-Issuer or Subsidiary Guarantor, as applicable, under the Indenture, the Notes, its Subsidiary Guarantee, the Security Documents and the Intercreditor Agreement; (iv) to provide for uncertificated Notes in addition to or in place of certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code; (v) to add a Subsidiary Guarantee or collateral with respect to the Notes, (vi) to release or subordinate Collateral as permitted by the Indenture, the Security Documents or the Intercreditor Agreement; (vii) to add additional secured creditors holding other First Priority Lien Obligations, Other Second Lien Obligations or Junior Lien Obligations so long as such obligations are not prohibited by the Indenture; (viii) to comply with any requirement of the SEC in connection with the qualifying or maintaining the qualification of the Indenture under the TIA, (ix) to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power herein conferred upon the Issuers; (x) to make any change that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the Issuers); (xi) to make changes to provide for the issuance of Additional Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities; (xii) to effect any provision of the Indenture; (xiii) in the event that PIK Notes are issued in certificated form, to make appropriate changes to the indenture to reflect an approximate minimum denomination of certificated PIK Notes and to establish minimum redemption amounts for certificated PIK Notes; or (xiv) to amend any provision of this Indenture to eliminate the effect of any change from IFRS to GAAP (as determined in good faith by the Issuers).

In addition, the Intercreditor Agreement may be amended without prior notice to or the consent of any holder, the Trustee or the Collateral Agent in connection with the permitted entry into the Intercreditor Agreement of any class of additional secured creditors holding First Priority Lien Obligations or Other Second Lien Obligations.

16.          Defaults and Remedies

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers) occurs and is continuing, the Trustee by notice to the Issuers or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuers, with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of an Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

If an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture or the Security Documents at the written request or direction of any of the holders unless such holders have offered to the

M-A-E-13

Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense and certain other conditions are complied with. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing that the Trustee pursue the remedy, (iii) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification or security satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

17.          Trustee Dealings with the Issuers

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuers or their Affiliates and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee.

18.          No Recourse Against Others

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuers or any Subsidiary Guarantor or any direct or indirect parent companies, as such, will have any liability for any obligations of the Issuers or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability.

19.          Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

20.          Abbreviations

Customary abbreviations may be used in the name of a holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint

M-A-E-14

tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

21.          Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

22.          CUSIP Numbers; ISINs

The Issuers have caused CUSIP numbers and ISINs to be printed on the Notes and have directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to the holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuers will furnish to any holder of Notes upon written request and without charge to the holder a copy of the Indenture which has in it the text of this Note.

M-A-E-15

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint agent to transfer this Note on the books of the Issuers. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

M-A-E-16

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $                principal amount of Notes held in (check applicable space)               book-entry or                definitive form by the undersigned.

The undersigned (check one box below):

☐                                    has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above);

☐                                    has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate occurring while this Note is still a Transfer Restricted Definitive Note or a Transfer Restricted Global Note, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Issuers; or

(2)	☐	to the Registrar for registration in the name of the holder, without transfer; or

(3)	☐	pursuant to an effective registration statement under the Securities Act of 1933; or

(4)	☐

inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(5)	☐	outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933; or

(6)	☐

to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7)	☐	pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered holder

M-A-E-17

thereof; provided, however, that if box (5), (6) or (7) is checked, the Issuers or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuers or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

M-A-E-18

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuers as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer

M-A-E-19

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $          . The following increases or decreases in this Global Note have been made:

Principal amount of this
	Amount of decrease in	Amount of increase in	Global Note following	Signature of authorized
	Principal Amount of this	Principal Amount of this	such decrease or	signatory of Trustee or
Date of Exchange	Global Note	Global Note	increase	Notes Custodian

M-A-E-20

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuers pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, check the box:

Asset Sale ☐	Change of Control ☐

If you want to elect to have only part of this Note purchased by the Issuers pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, state the amount ($2,000 or any integral multiple of $1,000 in excess thereof, unless a PIK Payment has been made, in which case the amount may be $1.00 and any integral multiple of $1.00 in excess thereof):

$

Date:	Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

M-A-E-21

EXHIBIT B

[FORM OF TRANSFEREE LETTER OF REPRESENTATION]

TRANSFEREE LETTER OF REPRESENTATION

[DLLC2]

The Bank of New York Mellon

101 Barclay Street, Floor 7-E

New York, NY 10286

Attention: Corporate Trust

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $[     ] principal amount of the Adjusted LIBO Rate + 14.00% Second-Priority Senior Secured PIK Notes due 2024 (the “Notes”) of [DLLC2] (collectively with its successors and assigns, the “Company”) and [SubCo] (collectively with its successors and assigns, the “Co-Issuer” and together with the Company, the “Issuers”)).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:

Address:

Taxpayer ID Number:

The undersigned represents and warrants to you that:

1.                                             We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $100,000 principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business. We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2.                                             We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which either of the Issuers or any affiliate of the Issuers was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only (a) in the United States to a person whom we reasonably

M-B-E-1

believe is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (b) outside the United States in an offshore transaction in accordance with Rule 904 of Regulation S under the Securities Act, (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if applicable) or (d) pursuant to an effective registration statement under the Securities Act, in each of cases (a) through (d) in accordance with any applicable securities laws of any state of the United States. In addition, we will, and each subsequent holder is required to, notify any purchaser of the Note evidenced hereby of the resale restrictions set forth above. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Notes is proposed to be made to an institutional “accredited investor” prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Issuers and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Issuers and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause 1(b), 1(c) or 1(d) above to require the delivery of an opinion of counsel, certifications or other information satisfactory to the Issuers and the Trustee.

Dated:

	TRANSFEREE:	,

By:

M-B-E-2

EXHIBIT C

[FORM OF SUPPLEMENTAL INDENTURE]

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of [        ], among [SUBSIDIARY GUARANTOR] (the “New Subsidiary Guarantor”), a subsidiary of [DLLC2], a Delaware limited liability company (or its successor) (the “Company”), and [SubCo], a Delaware corporation, (the “Co-Issuer” and together with the Company, the “Issuers”) and The Bank of New York Mellon, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuers, certain Subsidiary Guarantors and the Trustee have heretofore executed an indenture, dated as of [      ], 2017 (as amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of the Issuers’ Second-Priority Senior Secured PIK Notes due 2024 (the “Notes”), initially in the aggregate principal amount of $175,000,000;

WHEREAS Sections 4.11 and 12.07 of the Indenture provide that under certain circumstances the Issuers are required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all the Issuers’ Obligations under the Notes and the Indenture pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee and the Issuers are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Issuers and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.                                             Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “holders” in this Supplemental Indenture shall refer to the term “holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

2.                                             Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all existing Subsidiary Guarantors (if any), to unconditionally guarantee the Issuers’ Obligations under the Notes and the Indenture on the terms and subject to the conditions set forth in Article XII of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture.

M-C-E-1

3.                                             Notices. All notices or other communications to the New Subsidiary Guarantor shall be given as provided in Section 13.02 of the Indenture.

4.                                             Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5.                                             Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

6.                                             Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

7.                                      Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8.                                             Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

[Remainder of page intentionally left blank.]

M-C-E-2

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

DLLC2

By:
Name:
Title:

[SUBCO]

By:
Name:
Title:

[NEW SUBSIDIARY GUARANTOR], as a Subsidiary Guarantor

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Trustee

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

M-C-E-3

APPENDIX N

NEW COMPANY NOTES FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT

INTERCREDITOR AGREEMENT

This INTERCREDITOR AGREEMENT (the “Agreement”), dated as of [           ], 2017 is entered into by and between HPS INVESTMENT PARTNERS, LLC, in its capacity as collateral agent for the holders of the First Lien Obligations (as defined below), including its successors and assigns from time to time (the “First Lien Collateral Agent”) and THE BANK OF NEW YORK MELLON, in its capacity as collateral agent for the holders of the Second Lien Obligations (as defined below), including its successors and assigns from time to time (the “Second Lien Collateral Agent”).

RECITALS

A.                                    WHEREAS, [DLLC2], as the borrower (“Borrower”), [DLLC1], the immediate parent of Borrower and a direct subsidiary of Mood Media Corporation, as the parent guarantor (“Holdings”), certain Subsidiaries of Borrower, as subsidiary guarantors (the “Subsidiary Guarantors” and, together with Holdings, the “Guarantors”; Borrower together with the Guarantors, collectively, the “Obligors”), the lenders party thereto, HPS Investment Partners, LLC, as administrative agent and First Lien Collateral Agent have entered into that certain First Lien Credit and Guaranty Agreement, dated as of the date hereof, consisting of $300,000,000 aggregate principal amount of term loans and $15,000,000 aggregate principal amount of revolving commitments, (as amended, restated, supplemented or otherwise modified, replaced or Refinanced from time to time, the “First Lien Credit Agreement”);

B.                                    WHEREAS, Mood Media Corporation (the “Company”), the Obligors, The Bank of New York Mellon, as trustee and the Second Lien Collateral Agent, have entered into that certain indenture, dated as of the date hereof (the “Company Notes Indenture”), providing for the issuance on the date hereof of $175,000,000 secured second lien notes (the “Company Notes”), which Company Notes are intended to be redeemed in full on the date hereof by delivery of $175,000,000 secured second lien notes to be issued by Borrower and [SUBCO], as co-issuers (the “Subsequent Second Lien Notes”), under that certain second lien notes indenture to be dated as of the date hereof by and among Borrower, [SUBCO], the Subsidiary Guarantors, The Bank of New York Mellon, as trustee, and the Second Lien Collateral Agent (as amended, restated, supplemented or otherwise modified from time to time to the extent permitted by the First Lien Credit Agreement, the “Subsequent Second Lien Notes Indenture”; such refinancing of the Company Notes by the Subsequent Second Lien Notes, the “Company Notes Refinancing”);

C.                                    WHEREAS, the obligations of Borrower and the Guarantors under the First Lien Credit Agreement will be secured on a first priority basis by liens on the Collateral (as defined below) pursuant to the terms of the First Lien Collateral Documents (as defined below);

D.                                    WHEREAS, (i) the obligations of the Company and the Obligors under the Company Notes and Company Notes Indenture will be secured on a second priority basis by liens on the Collateral pursuant to the terms of the Second Lien Collateral Documents (as defined below) and (ii) from and after the Company Notes Refinancing, the obligations of Borrower and [SUBCO] and the Subsidiary Guarantors under the Subsequent Second Lien Notes and Subsequent Second Lien Indenture will be secured on a second priority basis by liens on the Collateral pursuant to the terms of the Second Lien Collateral Documents;

E.                                     WHEREAS, the First Lien Credit Documents and the Second Lien Notes Documents provide, among other things, that the parties thereto shall set forth in this Agreement their respective rights and remedies with respect to the Collateral; and

F.                                      WHEREAS, in order to establish the relative rights and privileges of the parties with respect to the collateral for the obligations under the First Lien Credit Agreement; including any Refinancings, replacements, extensions, or increases thereof) and for the obligations under the Second Lien Notes and Second Lien Notes Indenture (as such terms are defined below) and to induce the First Lien Collateral Agent and the First Lien Claimholders (as defined below) to consent to the Obligors incurring the Second Lien Obligations and to induce the First Lien Claimholders to extend credit and other financial accommodations and lend monies to or for the benefit of Borrower or any other Obligor, the Second Lien Collateral Agent on behalf of the Second Lien Claimholders (as defined below) has agreed to the intercreditor and other provisions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1.                                Definitions.

1.1                               Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” means this Intercreditor Agreement, as amended, extended, supplemented or otherwise modified from time to time.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Borrower” as defined in the Recitals to this Agreement.

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“Collateral” means all of the present and future assets and property of any Obligor, whether real, personal or mixed, constituting both First Lien Collateral and Second Lien Collateral.

“Company” as defined in the Recitals to this Agreement.

“Company Notes” as defined in the Recitals to this Agreement.

“Company Notes Indenture” as defined in the Recitals to this Agreement.

“Company Notes Refinancing” as defined in the Recitals to this Agreement.

“Comparable Second Lien Collateral Document” means, in relation to any Collateral subject to any Lien created under any First Lien Collateral Document, the Second Lien Notes Document that creates a Lien on the same Collateral, granted by the same Obligor.

“DIP Financing” as defined in Section 6.1.

“Discharge of First Lien Obligations” means, except to the extent otherwise expressly provided in Section 5.6 and Section 6.5:

(a)                                 payment in full in cash of the principal, premium (including the Prepayment Premium (as defined in the First Lien Credit Agreement), if applicable) and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding) constituting First Lien Obligations;

(b)                                 payment in full in cash of all other First Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations and expense reimbursement obligations, in each case, for which no claim or demand for payment, whether oral or written, has been made at such time); and

(c)                                  termination or expiration of all commitments, if any, to extend credit that would constitute First Lien Obligations.

“Discharge of Second Lien Obligations” means:

(a)                                 payment in full in cash of the principal, premium and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding) constituting Second Lien Obligations; and

(b)                                 payment in full in cash of all other Second Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations and expense reimbursement obligations, in each case, for which no claim or demand for payment, whether oral or written, has been made at such time).

“Enforcement Action” means an action to:

(a)                                 foreclose, execute, levy, or collect on, take possession or control of, sell or otherwise realize upon (judicially or non-judicially), or lease, license, or otherwise dispose of (whether publicly or privately), Collateral, or otherwise exercise or enforce remedial rights with respect to Collateral under the First Lien Credit Documents or the Second Lien Notes Documents (including by way of setoff, recoupment, notification of a public or private sale or other disposition pursuant to the UCC or other applicable law, notification to account debtors, notification to depositary banks under deposit account control agreements, or exercise of rights under landlord consents, if applicable);

(b)                                 solicit bids from third Persons to conduct the liquidation or disposition of Collateral or engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third Persons for the purposes of valuing, marketing, promoting, and selling Collateral;

(c)                                  receive a transfer of Collateral in satisfaction of Indebtedness or any other Obligation secured thereby;

(d)                                 otherwise enforce a security interest or exercise another right or remedy, as a secured creditor or otherwise, pertaining to the Collateral at law, in equity, or pursuant to the First Lien Credit Documents or Second Lien Notes Documents (including the commencement of applicable legal proceedings or other actions with respect to all or any portion of the Collateral to facilitate the actions described in the preceding clauses, the filing or participation in the filing of, a petition for an Insolvency or Liquidation Proceeding with regard to Borrower or any other Obligor, and exercising voting rights in respect of equity interests comprising Collateral);

(e)                                  Dispose of Collateral by any Obligor after the occurrence and during the continuation of an event of default under the First Lien Credit Documents or the Second Lien Notes Documents with the consent of First Lien Collateral Agent or Second Lien Collateral Agent, as applicable;

(f)                                   take any action or exercise of any right or remedy with respect of the collection on, set-off against, marshalling of, injunction respecting or foreclose on the Collateral or the proceeds thereof or credit bidding for any Collateral; or

(g)                                  exercise any right or remedy provided to a First Lien Claimholder on account of a Lien under any of the First Lien Collateral Documents or First Lien Credit Documents, under applicable law, by self-help repossession, by notification to account obligors of any Guarantor, in an Insolvency or Liquidation Proceeding or otherwise, including the election to retain any of the Collateral in satisfaction of a Lien.

“Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

“Excluded Property” means the “Excluded Collateral” under and as defined in the First Lien Collateral Documents.

“First Lien Administrative Agent” as defined in Section 8.15.

“First Lien Claimholders” means, at any relevant time, the holders of First Lien Obligations at that time, including the First Lien Lenders, the First Lien Administrative Agent and the First Lien Collateral Agent.

“First Lien Collateral” means all of the present and future assets and property of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any First Lien Obligations.

“First Lien Collateral Agent” as defined in the Preamble to this Agreement.

“First Lien Collateral Agreement” means the Security Agreement (as defined in the First Lien Credit Agreement).

“First Lien Collateral Documents” means the Collateral Documents (as defined in the First Lien Credit Agreement) and any other agreement, document or instrument pursuant to which a Lien is granted (or purported to be granted) securing any First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“First Lien Credit Agreement” as defined in the Recitals to this Agreement.

“First Lien Credit Documents” means the First Lien Credit Agreement and the other Credit Documents (as defined in the First Lien Credit Agreement), as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated, replaced or Refinanced from time to time.

“First Lien Lenders” means the “Lenders” under and as defined in the First Lien Credit Agreement.

“First Lien Loans” means the “Loans” under and as defined in the First Lien Credit Agreement.

“First Lien Obligations” means all “Secured Obligations” (as such term is defined in the First Lien Collateral Agreement) of Borrower and the Guarantors outstanding under, and all other obligations in respect of, any First Lien Credit Documents, to pay principal of, interest (including interest accruing after the filing of a petition or commencement of a case by or with respect to a Obligor seeking relief under any applicable federal and state laws pertaining to bankruptcy, reorganization, arrangement, moratorium, readjustment of debts, dissolution, liquidation or other debtor relief, specifically including the Bankruptcy Code and any fraudulent transfer and fraudulent conveyance laws, whether or not the claim for such interest is allowed in such proceeding) and premium (including the Prepayment Premium (as defined in the First Lien Credit Agreement), if applicable) on the First Lien Loans and all fees, expenses, indemnities and other obligations owing, due or payable at any time by Borrower or any Guarantor to any First Lien Claimholder under any First Lien Credit Documents, in each case whether direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, and whether existing by contract, operation of law or otherwise, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding.

To the extent any payment with respect to any First Lien Obligation (whether by or on behalf of any Obligor, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any Second Lien Claimholders, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the First Lien Claimholders and the Second Lien Claimholders, be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent that any interest, fees, expenses or other charges (including Post-Petition Interest) to be paid pursuant to the First Lien Credit Documents are disallowed by order of any court, including by order of a bankruptcy court in any Insolvency or Liquidation Proceeding, such interest, fees, expenses and charges (including Post-Petition Interest) shall, as between the First Lien Claimholders and the Second Lien Claimholders, be deemed to continue to accrue and be added to the amount to be calculated as the “First Lien Obligations”.

“FSHCO” means any direct or indirect U.S. subsidiary of Borrower that has no assets other than de minimis assets and equity and debt, if any, of one or more direct or indirect non-U.S. subsidiaries that are CFCs.

“Governmental Authority” means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States of America, the United States of America, or a foreign entity or government (including any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank).

“Guarantors” as defined in the Recitals to this Agreement.

“Holdings” as defined in the Recitals to this Agreement.

“Indebtedness” means and includes all Obligations that constitute “Indebtedness” within the meaning of the First Lien Credit Agreement or the Second Lien Notes Indenture, as applicable.

“Insolvency or Liquidation Proceeding” means:

(a)                                 any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any Obligor;

(b)                                 any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Obligor or with respect to all or a material portion of their respective assets;

(c)                                  any liquidation, dissolution, reorganization or winding up of any Obligor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (other than, in the case of any Subsidiary of Borrower, to the extent permitted by the First Lien Credit Documents and the Second Lien Notes Documents); or

(d)                                 any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Obligor.

“Lien” means (i) any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing and (ii) in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.

“New Agent” as defined in Section 5.6.

“New First Lien Debt Notice” as defined in Section 5.6.

“Obligations” means all obligations of every nature of each Obligor from time to time owed to any of the First Lien Claimholders or Second Lien Claimholders under the First Lien Credit Documents or the Second Lien Notes Documents, as applicable, whether for principal, interest, fees, expenses, indemnification or otherwise.

“Obligors” as defined in the Recitals to this Agreement, and each other Person that has or may from time to time hereafter execute and deliver a First Lien Collateral Document or a Second Lien Collateral Document as an “obligor”, a “mortgagor” or a “pledgor” (or the equivalent thereof).

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Pledged Collateral” as defined in Section 5.5(a).

“Post-Petition Interest” means interest, fees, expenses and other charges that, pursuant to the First Lien Credit Agreement, continue to accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under the Bankruptcy Law or in any such Insolvency or Liquidation Proceeding.

“Purchase Event” as defined in Section 5.7.

“Recovery” as defined in in Section 6.5.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, defease, amend, modify, supplement, restructure, replace (whether or not upon termination and whether or not with the original parties thereto or otherwise), refund or repay, or to issue other indebtedness, in exchange or replacement for, such Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Second Lien Adequate Protection Payments” as defined in Section 6.3(b)(2).

“Second Lien Claimholders” means, at any relevant time, the holders of Second Lien Obligations at that time, including the Second Lien Noteholders, Second Lien Trustee and Second Lien Collateral Agent.

“Second Lien Collateral” means all of the present and future assets and property of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any Second Lien Obligations.

“Second Lien Collateral Agent” as defined in the Preamble of this Agreement.

“Second Lien Collateral Agreement” means the Collateral Agreement (as defined in the Second Lien Notes Indenture).

“Second Lien Collateral Documents” means the “Security Documents” under (as defined in) the Second Lien Notes Indenture and any other agreement, document or instrument pursuant to which a Lien is granted (or purported to be granted) securing any Second Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“Second Lien Noteholders” means the “holders” under and as defined in the Second Lien Notes Indenture.

“Second Lien Notes” means (i) initially on the date hereof, the Company Notes, and (ii) from and after the Company Notes Refinancing, the Subsequent Second Lien Notes.

“Second Lien Notes Documents” means the Second Lien Notes Indenture and the other Notes Documents (as defined in the Second Lien Notes Indenture), as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed or restated to the extent permitted by the First Lien Credit Agreement.

“Second Lien Notes Indenture” means (i) initially on the date hereof, the Company Notes Indenture, and (ii) from and after the Company Notes Refinancing, the Subsequent Second Lien Notes Indenture.

“Second Lien Notes Issuers” means (i) initially on the date hereof, with respect to the Company Notes, the Company, and (ii) from and after the Company Notes Refinancing, with respect to the Subsequent Second Lien Notes, Borrower and [SUBCO].

“Second Lien Obligations” means all “Secured Obligations” (as such term is defined in the Second Lien Collateral Agreement) of the Second Lien Notes Issuers and the Guarantors outstanding under, and all other obligations in respect of, any Second Lien Notes Documents, to pay principal of, interest (including interest accruing after the filing of a petition or commencement of a case by or with respect to a Obligor seeking relief under any applicable federal and state laws pertaining to bankruptcy, reorganization, arrangement, moratorium, readjustment of debts, dissolution, liquidation or other debtor relief, specifically including the Bankruptcy Code and any fraudulent transfer and fraudulent conveyance laws, whether or not the claim for such interest is allowed in such proceeding) and premium, if applicable, on the Second Lien Notes and all fees, expenses, indemnities and other obligations owing, due or payable at any time by Second Lien Notes Issuers or any Guarantor to any Second Lien Claimholder under any Second Lien Notes Documents, in each case whether direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, and whether existing by contract, operation of law or otherwise, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding.

“Second Lien Trustee” as defined in Section 8.15.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Standstill Period” as defined in Section 3.1.

“Subject Interest” as defined in Section 4.3.

“Subsequent Second Lien Notes” as defined in the Recitals to this Agreement.

“Subsequent Second Lien Notes Indenture” as defined in the Recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Subsidiary Guarantors” as defined in the Recitals to this Agreement.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

1.2                               Terms Generally. The definitions of terms in this Agreement shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise:

(a)                                 any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented, modified, renewed or extended;

(b)                                 any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns;

(c)                                  the words “herein,” “hereof and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(d)                                         all references herein to Sections shall be construed to refer to Sections of this Agreement; and

(e)                                  the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 2.                                Lien Priorities.

2.1                               Relative Priorities. Notwithstanding (i) the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Second Lien Obligations granted on the Collateral or of any Liens securing the First Lien Obligations granted on the Collateral, (ii) any provision of the UCC or any other applicable law or the Second Lien Notes Documents, (iii) any defect or deficiencies in, or failure to attach or perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the First Lien Obligations or (iv) any other circumstance whatsoever, in each case whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby agrees that:

(a)                                 any Lien on the Collateral securing any First Lien Obligations now or hereafter held by or on behalf of the First Lien Collateral Agent or any First Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any Second Lien Obligations; and

(b)                                 any Lien on the Collateral securing any Second Lien Obligations now or hereafter held by or on behalf of the Second Lien Collateral Agent, any Second Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any First Lien Obligations. All Liens on the Collateral securing any First Lien Obligations shall be and remain senior in all respects and prior to all Liens on the Collateral securing any Second Lien Obligations for all purposes, whether or not such Liens securing any First Lien Obligations are subordinated to any Lien securing any other obligation of Borrower, any other Obligor or any other Person.

It is acknowledged that (i) the aggregate amount of the First Lien Obligations may be increased from time to time, (ii) a portion of the First Lien Obligations consists or may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (iii) the First Lien Obligations may be extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the Lien on the Collateral securing any Second Lien Obligations hereunder or the provisions of this Agreement defining the relative rights of the First Lien Claimholders and the Second Lien Claimholders.

2.2                               Prohibition on Contesting Liens; No Marshalling. Each of the Second Lien Collateral Agent, for itself and on behalf of each Second Lien Claimholder, and the First Lien Collateral Agent, for itself and on behalf of each First Lien Claimholder, agrees that it will not (and hereby waives any right to), directly or indirectly, contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the priority, attachment, validity, perfection or enforceability of a Lien held, or purported to be held, by or on behalf of any of the First Lien Claimholders in the First Lien Collateral or by or on behalf of any of the Second Lien Claimholders in the Second Lien Collateral, as the case may be, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of the First Lien Collateral Agent or any First Lien Claimholder to enforce this Agreement, including the provisions of this Agreement relating to the priority of the Liens securing the First Lien Obligations as provided in Sections 2.1 and 3.1 or provisions with respect to the exercise of remedies. Until the Discharge of First Lien Obligations, neither the Second Lien Collateral Agent nor any Second Lien Claimholder will assert any marshaling, appraisal, valuation or other similar right with respect to the Collateral that may otherwise be available to a junior secured creditor. The Second Lien Collateral Agent, for itself and on behalf of each Second Lien Claimholder, agrees that it will not (and hereby waives any right to), directly or indirectly, contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the amount of the First Lien Obligations.

2.3                               No New Liens. So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, the parties hereto agree that Borrower shall not, and shall not permit any other Obligor to:

(a)                                 grant or permit any additional Liens on any asset or property to secure any Second Lien Obligation unless it has granted or concurrently grants a Lien on such asset or property to secure the First Lien Obligations, the parties hereto agreeing that any such Lien shall be subject to Section 2.1 hereof; or

(b)                                 grant or permit any additional Liens on any asset or property to secure any First Lien Obligations unless it has granted or concurrently grants a Lien on such asset or property to secure the Second Lien Obligations.

To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the First Lien Collateral Agent and/or the First Lien Claimholders, the Second Lien Collateral Agent, on behalf of Second Lien Claimholders, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.3 shall be subject to Section 4.2.

2.4                               Similar Liens and Agreements. The parties hereto agree that it is their intention that the First Lien Collateral and the Second Lien Collateral be identical except as set forth in clause (b) below. In furtherance of the foregoing and of Section 8.9, the parties hereto agree, subject to the other provisions of this Agreement:

(a)                                 upon request by the First Lien Collateral Agent or the Second Lien Collateral Agent, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the First Lien Collateral and the Second Lien Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the First Lien Credit Documents and the Second Lien Notes Documents; and

(b)                                 that the documents and agreements creating or evidencing the First Lien Collateral and the Second Lien Collateral and guarantees for the First Lien Obligations and the Second Lien Obligations shall be in all material respects the same forms of documents other than with respect to (i) the first lien and the second lien nature of the Obligations thereunder, (ii) Holdings (it being understood and agreed that Holdings will not be a party to the documents and agreements creating or evidencing the Second Lien Collateral and guarantees with respect to the Second Lien Obligations), (iii) the Company, which shall not be an obligor under the First Lien Credit Documents, so long as, and solely to the extent that, the Company Notes Refinancing occurs on the date hereof, and (iv) the delivery of Collateral, the security interest in which may be perfected only by possession or control by a single person of such Collateral prior to the Discharge of First Lien Obligations.

SECTION 3.                                 Enforcement.

3.1                               Exercise of Remedies.

(a)                                 Until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, the Second Lien Collateral Agent and the Second Lien Claimholders:

(1)                                 will not commence or maintain, or seek to commence or maintain, any Enforcement Action or otherwise exercise any rights or remedies (including set-off, recoupment and the right to credit bid) with respect to the Collateral (or Subject Interests); provided that the Second Lien Collateral Agent may commence an Enforcement Action or otherwise exercise any or all such rights or remedies with respect to the Collateral if (a) following an Event of Default under (and as defined in) the First Lien Credit Documents, the First Lien Collateral Agent is not diligently pursuing rights and remedies with respect to a material portion of the Collateral in good faith, and (b) the following shall have occurred (i) an Event of Default shall have occurred under (and as defined in) the Second Lien Notes Documents, (ii) the Second Lien Collateral Agent shall have given written notice to the First Lien Collateral Agent (a “Specified Notice”) (A) of such declaration of an Event of Default under the Second Lien Notes Documents and (B) that the Second Lien Collateral Agent has determined in good faith that the First Lien

Collateral Agent is not so diligently pursuing its rights and remedies with respect to a material portion of the Collateral in good faith and (iii) a period of 180 days shall have passed since the date the First lien Collateral Agent received the Specified Notice (the “Standstill Period”); provided further that, notwithstanding anything herein to the contrary, (x) in no event shall the Second Lien Collateral Agent or any Second Lien Claimholder exercise any rights or remedies with respect to the Collateral if, notwithstanding the expiration of the Standstill Period, the First Lien Collateral Agent or First Lien Claimholders shall have commenced and, in good faith, be diligently pursuing an Enforcement Action or other exercise of their rights or remedies in each case with respect to all or any material portion of the Collateral or if any Insolvency or Liquidation Proceeding is pending with respect to any Obligor at such time (and the Standstill Period shall be tolled during any such Insolvency or Liquidation Proceeding), and (y) in no event shall any Enforcement Action or such exercise of rights or remedies with respect to the Collateral by the Second Lien Collateral Agent or any Second Lien Claimholder affect the priority and other rights of the First Lien Collateral Agent set forth in this Agreement;

(2)                                 will not contest, protest or object to any foreclosure proceeding or action brought by the First Lien Collateral Agent or any First Lien Claimholder or any other exercise by the First Lien Collateral Agent or any First Lien Claimholder of any rights and remedies relating to the Collateral under the First Lien Credit Documents or otherwise; and

(3)                                 subject to their rights under clause (a)(1) above, will not object to the forbearance by the First Lien Collateral Agent or the First Lien Claimholders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral.

(b)                                 Until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, subject to Section 3.1(a)(1), the First Lien Collateral Agent and the First Lien Claimholders shall have the exclusive right to commence and maintain an Enforcement Action or otherwise enforce rights, exercise remedies (including set-off, recoupment and the right to credit bid) with respect to Collateral and, subject to Section 5.1, to make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Second Lien Collateral Agent or any Second Lien Claimholder; provided, that any proceeds received by the First Lien Collateral Agent in excess of those necessary to achieve a Discharge of First Lien Obligations are distributed in accordance with Section 4.1. In commencing or maintaining any Enforcement Action or otherwise exercising rights and remedies with respect to the Collateral, the First Lien Collateral Agent and the First Lien Claimholders may enforce the provisions of the First Lien Credit Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion and without consultation with or the consent of the Second Lien Collateral Agent or any Second Lien Claimholder and regardless of any provision in the Second Lien Notes Documents or whether any such exercise is adverse to the interest of any Second Lien Claimholder. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the UCC and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(c)                                  Notwithstanding the foregoing, the Second Lien Collateral Agent and any Second Lien Claimholder may:

(1)                                 file a claim or statement of interest with respect to the Second Lien Obligations; provided that an Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor;

(2)                                 take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Obligations, or the rights of any First Lien Collateral Agent or the First Lien Claimholders to exercise remedies in respect thereof and not otherwise in contravention of the terms of this Agreement) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection of, its Lien on the Collateral;

(3)                                 file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Claimholders, including any claims secured by the Collateral, if any, in each case in accordance with the terms of this Agreement;

(4)                                        vote on any plan of reorganization that is consistent in all respects with Section 6.11; and

(5)                                 exercise any of its rights or remedies with respect to the Collateral after the termination of the Standstill Period to the extent permitted by Section 3.1(a)(1).

The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that it will not take or receive any Collateral (or any Subject Interests) or any proceeds of Collateral (or of Subject Interests) in connection with the exercise of any right or remedy (including set-off and recoupment) with respect to any Collateral in its capacity as a creditor, unless and until the Discharge of First Lien Obligations has occurred. Without limiting the generality of the foregoing, unless and until the Discharge of First Lien Obligations has occurred, except as expressly provided in Sections 3.1(a), Section 3.1(e), 6.3(b) and this Section 3.1(c), the sole right of the Second Lien Collateral Agent and the Second Lien Claimholders with respect to the Collateral is to hold a Lien on the Collateral pursuant to the Second Lien Collateral Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of First Lien Obligations has occurred.

(d)                                 Subject to Sections 3.1 (a) and (c) and Section 6.3(b):

(1)                                 the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, agrees that the Second Lien Collateral Agent and the Second Lien Claimholders will not take any action that would hinder any exercise of remedies under the First Lien Credit Documents or is otherwise prohibited hereunder, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise;

(2)                                 the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, hereby waives any and all rights it or the Second Lien Claimholders may have as a junior lien creditor or otherwise to object to the manner in which the First Lien Collateral Agent or the First Lien Claimholders seek to enforce or collect the First Lien Obligations or the Liens securing the First Lien Obligations granted in any of the

First Lien Collateral undertaken in accordance with this Agreement, regardless of whether any action or failure to act by or on behalf of the First Lien Collateral Agent or First Lien Claimholders is adverse to the interest of the Second Lien Claimholders; and

(3)                                 the Second Lien Collateral Agent hereby acknowledges and agrees that no covenant, agreement or restriction contained in the Second Lien Collateral Documents or any other Second Lien Notes Document (other than this Agreement) shall be deemed to restrict in any way the rights and remedies of the First Lien Collateral Agent or the First Lien Claimholders with respect to the Collateral as set forth in this Agreement and the First Lien Credit Documents.

(e)                                  The Second Lien Collateral Agent may exercise rights and remedies as an unsecured creditor against Borrower or any other Obligor that has guaranteed the Second Lien Obligations in accordance with the terms of the applicable Second Lien Notes Documents and applicable law, in each case to the extent not inconsistent with, or prohibited by, the provisions of this Agreement. Nothing in this Agreement shall prohibit the receipt by the Second Lien Collateral Agent or any other Second Lien Claimholder of the required payments of interest and principal so long as such receipt is not the direct or indirect result of (a) the exercise by the Second Lien Collateral Agent of rights or remedies as a secured creditor in respect of any Collateral securing any Second Lien Obligations (including any right of set off) or (b) enforcement in contravention of this Agreement of any Lien in respect of any Second Lien Obligations. In the event that the Second Lien Collateral Agent becomes a judgment lien creditor or other secured creditor in respect of any Collateral or securing any Second Lien Obligations as a result of its enforcement of its rights as an unsecured creditor in respect of any Second Lien Obligations or otherwise, such judgment or other lien shall be subordinated to the Liens securing the First Lien Obligations on the same basis as the other Liens securing the Second Lien Obligations are so subordinated to such Liens securing the First Lien Obligations under this Agreement. Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies that the First Lien Collateral Agent or any First Lien Claimholder may have with respect to the collateral securing any First Lien Obligations.

(f)                                   During a Standstill Period, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that, unless and until the Discharge of First Lien Obligations has occurred, it will not commence, or join with any Person in commencing, any enforcement, collection, involuntary petition, execution, levy or foreclosure action or proceeding (including any Insolvency or Liquidation Proceeding) with respect to any Lien held by it under the Second Lien Collateral Documents or any other Second Lien Notes Document or otherwise.

3.2                               Actions Upon Breach; Specific Performance.

(a)                                 If any Second Lien Claimholder, in contravention of the terms of this Agreement, in any way take, attempt to or threaten to take any action with respect to the Collateral (including any Enforcement Action and any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, this Agreement shall create an irrebuttable presumption and admission by such Second Lien Claimholder that relief against such Second Lien Claimholder by injunction, specific performance and/or other appropriate equitable relief is necessary to prevent irreparable harm to the First Lien Claimholders, it being understood and agreed by the Second Lien Collateral Agent on behalf of each Second Lien Claimholder that (i) the First Lien Claimholders’ damages from its actions may at that time be difficult to ascertain and may be irreparable, and (ii) each Second Lien

Claimholder waives any defense that the Obligors and/or the First Lien Claimholders cannot demonstrate damage and/or be made whole by the awarding of damages.

(b)                                 If the Second Lien Collateral Agent or any other Second Lien Claimholder, contrary to this Agreement, commences or participates in any action or proceeding against any Obligor or the Collateral, the First Lien Collateral Agent may intervene and interpose such defense or plea in its or their name or in the name of such Obligor.

(c)                                  The First Lien Collateral Agent may demand specific performance of this Agreement. The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by the First Lien Collateral Agent or the First Lien Claimholders.

SECTION 4.                                 Payments.

4.1                               Application of Proceeds. So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, Collateral (or Subject Interests) or proceeds thereof received in connection with any Enforcement Action or other disposition of, sale of, or collection on, such Collateral (or Subject Interests) upon the exercise of remedies by the First Lien Collateral Agent or First Lien Claimholders shall be applied by the First Lien Collateral Agent to the First Lien Obligations in such order as specified in the relevant First Lien Credit Documents; provided that any non-cash Collateral or non-cash proceeds will be held by the First Lien Collateral Agent as Collateral unless the failure to apply such amounts would be commercially unreasonable; provided further that the Liens securing the Second Lien Obligations shall attach to such non-cash Collateral or non-cash proceeds thereof prior to the application thereof to the First Lien Obligations pursuant to this Section 4.1. Upon the Discharge of First Lien Obligations, the First Lien Collateral Agent shall promptly deliver to the Second Lien Collateral Agent any Collateral (or Subject Interests) and proceeds of Collateral (or Subject Interests) held by it in the same form as received, with any necessary endorsements to the Second Lien Collateral Agent, or as a court of competent jurisdiction may otherwise direct, to be applied by the Second Lien Collateral Agent to the Second Lien Obligations in such order as specified in the Second Lien Notes Documents.

4.2                                       Payments Over.

(a)                                 So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Borrower or any other Obligor, any Collateral or proceeds thereof (including (i) any Subject Interests, or any proceeds thereof, and (ii) assets or proceeds subject to Liens referred to in the final sentence of Section 2.3) received by the Second Lien Collateral Agent or any Second Lien Claimholders in connection with any Enforcement Action or other exercise of any right or remedy relating to the Collateral (or Subject Interests) in all cases shall be segregated and held in trust and forthwith paid over to the First Lien Collateral Agent for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The First Lien Collateral Agent is hereby authorized to make any such endorsements as agent for the Second Lien Collateral Agent or any such Second Lien Claimholders. This authorization is coupled with an interest and is irrevocable until the Discharge of First Lien Obligations.

(b)                                         So long as the Discharge of First Lien Obligations has not occurred, if in any Insolvency or Liquidation Proceeding the Second Lien Collateral Agent or any Second Lien

Claimholders shall receive any distribution of money or other property (including any securities) in respect of the Collateral, such money or other property shall be segregated and held in trust and forthwith paid over to the First Lien Collateral Agent for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements. Any Lien received by the Second Lien Collateral Agent or any Second Lien Claimholders in any Insolvency or Liquidation Proceeding shall be subject to the terms of this Agreement.

4.3                               Non-Lienable Assets. Notwithstanding anything to the contrary contained here- in, with respect to (i) the right, title and interest of any Obligor in Equity Interests in a CFC or FSHCO (“CFC Interests”), (ii) the right, title and interest of any Obligor in any Excluded Property and (iii) any assets, licenses, rights, or privileges of any Obligor that are incapable of being the subject of a Lien in favor of the First Lien Collateral Agent or Second Lien Collateral Agent (including because of restrictions under applicable law, the nature of the rights, title or interests of such Obligor or the absence of a consent to such Lien by a third party or otherwise by agreement of such Obligor and First Lien Collateral Agent), irrespective of whether the applicable First Lien Credit Documents and Second Lien Notes Documents attempt (or purport) to encumber such assets, licenses, rights, or privileges (the “Inalienable Interests” and, together with CFC Interests and Excluded Property, the “Subject Interests”), the First Lien Collat- eral Agent and the Second Lien Collateral Agent agree that any distribution or recovery the First Lien Collateral Agent, or the other First Lien Claimholders, or Second Lien Collateral Agent, or the other Sec- ond Lien Claimholders, may receive with respect to, or that is allocable to, the value of any such Subject Interests, or any proceeds thereof, whether received in their capacity as unsecured creditors or otherwise, shall be turned over and applied in accordance with Sections 4.1 and 4.2 as if such distribution or recov- ery were, or were on account of, Collateral or the proceeds of Collateral.

SECTION 5.                                Other Agreements.

5.1                                      Releases.

(a)                                      If in connection with:

(i)                                     any Enforcement Action by the First Lien Collateral Agent or any other exercise of the First Lien Collateral Agent’s remedies in respect of the Collateral,

(ii)                                  any sale, lease, exchange, transfer or other disposition of any Collateral by any Obligor permitted under the terms of the First Lien Credit Documents (whether or not an Event of Default thereunder, and as defined therein, has occurred and is continuing) and not expressly prohibited under the terms of the Second Lien Notes Documents, or

(iii)                               any agreement between the First Lien Collateral Agent and Borrower or any other Obligor to release the First Lien Collateral Agent’s Lien on any portion of the Collateral or to release any Obligor from its obligations under its guaranty of the First Lien Obligations (other than in connection with an Enforcement Action or other exercise of the First Lien Collateral Agent’s remedies in respect of the Collateral), the First Lien Collateral Agent, for itself or on behalf of any of the First Lien Claimholders, in any such case, releases any of its Liens on any part of the Collateral, or releases any Guarantor from its obligations under its guaranty of the First Lien Obligations or the equity interests of any Person are foreclosed upon or otherwise disposed of and the First Lien Collateral Agent releases its Lien on the property or assets of such Person, then the Liens, if any, of the Second Lien Collateral Agent, for itself or for the benefit of the Second Lien Claimholders, on such Collateral, and the obligations of such Guarantor under its guaranty of the Second Lien Obligations, shall be automatically, unconditionally and simultaneously released; provided that (A) the net proceeds of such Collateral are applied pursuant to Section 4.1 and (B) no release of the Liens securing the Second Lien Obligations with respect to any Collateral will be deemed to have occurred upon the Discharge of First Lien Obligations. Borrower shall provide prompt notice to the Second Lien Collateral Agent after the occurrence of any release pursuant to this Section 5.1; provided that the failure to give such notice, or any defect therein, shall not impair or affect the validity of any such release. The Second Lien Collateral Agent, for itself or on behalf of any such Second Lien Claimholders, promptly shall execute and deliver to the First Lien Collateral Agent or such Guarantor such termination statements, releases and other documents as the First Lien Collateral Agent or such Obligor may request to effectively confirm such release.

(b)                                 Until the Discharge of First Lien Obligations occurs, the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, hereby irrevocably constitutes and appoints the First Lien Collateral Agent and any officer or agent of the First Lien Collateral Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Second Lien Collateral Agent or such holder or in the First Lien Collateral Agent’s own name, from time to time in the First Lien Collateral Agent’s discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary to accomplish the purposes of this Section 5.1, including any endorsements or other instruments of transfer or release. This power is coupled with an interest and is irrevocable until the Discharge of First Lien Obligations.

(c)                                  Until the Discharge of First Lien Obligations occurs, to the extent that the First Lien Collateral Agent or the First Lien Claimholders (i) have released any Lien on Collateral or any Guarantor from its obligation under its guaranty and any such Liens or guaranty are later reinstated or (ii) obtain any new first priority liens or additional guarantees from any Guarantor, then the Second Lien Collateral Agent, for itself and for the Second Lien Claimholders, shall be granted a Lien on any such Collateral, subject to the lien subordination provisions of this Agreement, and an additional guaranty, as the case may be.

5.2                               Insurance. The First Lien Collateral Agent (on behalf of the First Lien Claimholders) shall be named as first loss payee under all insurance policies maintained from time to time by any Obligor to the extent required by the First Lien Credit Documents and the Second Lien Collateral Agent (on behalf of itself and the Second Lien Claimholders) shall be named as the second loss payee on such policies of insurance (to the extent covering the Second Lien Collateral). The Second Lien Collateral Agent shall be named as an additional insured on all liability insurance policies maintained from time to time by any Obligor on which the First Lien Collateral Agent is an additional insured. Unless and until the Discharge of First Lien Obligations has occurred, the First Lien Collateral Agent and the First Lien Claimholders shall have the sole and exclusive right, subject to the rights of the Obligors under the First Lien Credit Documents, to adjust settlement for any insurance policy covering the Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of First Lien Obligations has occurred, and subject to the rights of the Obligors under the First Lien Credit Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the Collateral shall be paid to the First Lien Collateral Agent for the benefit of the First Lien Claimholders pursuant to the terms of the First Lien Credit Documents and thereafter, to the extent the Discharge of First Lien Obligations shall have occurred, and subject to the rights of the Obligors under the Second Lien Notes Documents, to the Second Lien Collateral Agent for the benefit of the Second Lien Claimholders to the extent required under the Second Lien Notes Documents and then, upon the Discharge of Second Lien Obligations, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. Until the Discharge of First Lien Obligations has occurred, if the Second Lien Collateral Agent or any Second Lien Claimholders shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, it shall segregate and hold in trust and forthwith pay such proceeds over to the First Lien Collateral Agent in accordance with the terms of Section 4.2.

5.3                               Amendments to Security Documents. In the event the First Lien Collateral Agent or any First Lien Claimholder and the relevant Obligor enter into any amendment, waiver or consent in respect of any of the First Lien Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First Lien Collateral Document or changing in any manner the rights of the First Lien Collateral Agent, such First Lien Claimholder, Borrower or any other Obligor thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of the Comparable Second Lien Collateral Documents without the consent of the Second Lien Collateral Agent or the Second Lien Claimholder and without any action by the Second Lien Collateral Agent, Borrower or any other Obligor, provided that, (A) no such amendment, waiver or consent shall have the effect of (i) removing assets subject to the Lien of the Second Lien Collateral Documents, except to the extent that a release of such Lien is permitted by Section 5.1 of this Agreement and provided that there is a corresponding release of the Lien securing the First Lien Obligations, (ii) imposing duties on the Second Lien Collateral Agent without its consent, (iii) materially adversely affecting the rights of the Second Lien Collateral Agent and the Second Lien Claimholders or their interests in the Collateral to a greater extent than the First Lien Claimholders in a like or similar manner (other than by virtue of their relative priorities hereunder) or (iv) permitting other Liens on the Collateral not permitted under the terms of the Second Lien Notes Documents or Section 6 hereof and (B) notice of such amendment, waiver or consent shall have been given to the Second Lien Collateral Agent by Borrower within ten (10) Business Days after the effective date of such amendment, waiver or consent.

5.4                               Confirmation of Subordination in Second Lien Collateral Documents. Borrower and the Second Lien Collateral Agent, on behalf of the Second Lien Claimholders, agree that each Second Lien Collateral Document shall include the following language (or language to similar effect approved by the First Lien Collateral Agent):

“Notwithstanding anything herein to the contrary, the priority of the lien and security interest granted to the Second Lien Collateral Agent pursuant to this Agreement and the exercise of any right or remedy by the Second Lien Collateral Agent hereunder are subject to the provisions of the Intercreditor Agreement, dated as of [ ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”), between HPS INVESTMENT PARTNERS, LLC, as First Lien Collateral Agent, and The Bank of New York Mellon, as Second Lien Collateral Agent, and certain other persons party or that may become party thereto from time to time. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control.”

5.5                                       Gratuitous Bailee/Agent for Perfection.

(a)                                 The First Lien Collateral Agent agrees to hold that part of the Collateral that is in its possession or control (or in the possession or control of its agents or bailees) to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC (such Collateral being the “Pledged Collateral”) as collateral agent for the benefit of and on behalf of the First Lien Claimholders and as gratuitous bailee for the benefit of and on behalf of the Second Lien

Collateral Agent and the Second Lien Claimholders (such bailment being intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee solely for the purpose of perfecting the security interest granted under the First Lien Credit Documents and the Second Lien Notes Documents, respectively, subject to the terms and conditions of this Section 5.5. Solely with respect to any deposit accounts under the control (within the meaning of Section 9-104 of the UCC) of the First Lien Collateral Agent, the First Lien Collateral Agent agrees to also hold control over such deposit accounts as gratuitous agent for the benefit of the Second Lien Collateral Agent and the Second Lien Claimholders, subject to the terms and conditions of this Section 5.5.

(b)                                 The First Lien Collateral Agent shall have no obligation whatsoever to the First Lien Claimholders, the Second Lien Collateral Agent or any Second Lien Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Obligors or to preserve rights or benefits of any Person except as expressly set forth in this Section 5.5. The duties or responsibilities of the First Lien Collateral Agent under this Section 5.5 shall be limited solely to holding the Pledged Collateral as bailee (and with respect to deposit accounts, agent) in accordance with this Section 5.5 and delivering the Pledged Collateral upon a Discharge of First Lien Obligations as provided in paragraph (d) below.

(c)                                  The First Lien Collateral Agent shall not have by reason of the First Lien Collateral Documents, the Second Lien Collateral Documents, this Agreement or any other document a fiduciary relationship in respect of the First Lien Claimholders, the Second Lien Collateral Agent or any Second Lien Claimholder and the Second Lien Collateral Agent and the Second Lien Claimholders hereby waive and release the First Lien Collateral Agent from all claims and liabilities arising pursuant to the First Lien Collateral Agent’s role under this Section 5.5 as gratuitous bailee and gratuitous agent with respect to the Pledged Collateral. It is understood and agreed that the interests of the First Lien Collateral Agent and the Second Lien Collateral Agent may differ and the First Lien Collateral Agent shall be fully entitled to act in its own interest without taking into account the interests of the Second Lien Collateral Agent or Second Lien Claimholders.

(d)                                 Upon the Discharge of First Lien Obligations under the First Lien Credit Documents to which the First Lien Collateral Agent is a party, the First Lien Collateral Agent shall (i) promptly deliver the remaining Pledged Collateral in its possession (if any) together with any necessary endorsements (such endorsement shall be without recourse and without any representation or warranty), first, to the Second Lien Collateral Agent to the extent Second Lien Obligations remain outstanding, and second, to Borrower to the extent no First Lien Obligations or Second Lien Obligations remain outstanding (in each case, so as to allow such Person to obtain possession or control of such Pledged Collateral), and (ii) take all other action reasonably requested by the Second Lien Collateral Agent at the expense of the Second Lien Claimholders or Borrower in connection with the Second Lien Collateral Agent obtaining a first-priority interest in the Pledged Collateral or as a court of competent jurisdiction may otherwise direct.

5.6                               When Discharge of First Lien Obligations Deemed to Not Have Occurred. If at any time in connection with or after the Discharge of First Lien Obligations, Borrower either in connection therewith or thereafter enter into any Refinancing of any First Lien Credit Document evidencing a First Lien Obligation, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken as a result of the occurrence of such first Discharge of First Lien Obligations), and, from and after the date on which the New First Lien Debt Notice (defined below) is delivered to the Second Lien Collateral Agent in accordance with the next sentence, the obligations under such Refinancing of the First

Lien Credit Document shall automatically be treated as First Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth herein, and the New Agent (defined below) under such First Lien Credit Documents shall be the First Lien Collateral Agent for all purposes of this Agreement. Upon receipt of a notice (the “New First Lien Debt Notice”) stating that Borrower have entered into a new First Lien Credit Document (which notice shall include the identity of the new first lien collateral agent, such agent, the “New Agent”), the Second Lien Collateral Agent shall promptly (a) enter into such documents and agreements (including amendments or supplements to this Agreement) as Borrower or such New Agent shall reasonably request in order to provide to the New Agent the rights contemplated hereby, in each case consistent in all material respects with the terms of this Agreement and (b) deliver to the New Agent any Pledged Collateral held by it together with any necessary endorsements (or otherwise allow the New Agent to obtain control of such Pledged Collateral). The New Agent shall agree in a writing addressed to the Second Lien Collateral Agent and the Second Lien Claimholders to be bound by the terms of this Agreement. If the new First Lien Obligations under the new First Lien Credit Documents are secured by assets of the Obligors constituting Collateral that do not also secure the Second Lien Obligations, then the Second Lien Obligations shall be secured at such time by a second priority Lien on such assets to the same extent provided in the Second Lien Collateral Documents and this Agreement.

5.7                               Purchase Option. Without prejudice to the enforcement of the First Lien Claimholders remedies, the First Lien Claimholders agree that following (i) an acceleration of the First Lien Obligations in accordance with the terms of the First Lien Credit Agreement, (ii) a payment default under the First Lien Credit Agreement that has not been cured (or waived by the First Lien Claimholders) within 60 days of the occurrence thereof, (iii) the commencement of any Insolvency or Liquidation Proceeding or (iv) the exercise of any Enforcement Action by the First Lien Claimholders in respect of a material portion of the Collateral (each, a “Purchase Event”), the Second Lien Claimholders may, at their sole expense and effort, upon notice from the Second Lien Collateral Agent at the direction of such Second Lien Claimholders to Borrower and the First Lien Collateral Agent, irrevocably elect to acquire from the First Lien Claimholders, without warranty or representation or recourse (other than representation as to title) from or to the First Lien Claimholders, all (but not less than all) of the First Lien Obligations and all rights of the First Lien Claimholders under the First Lien Credit Documents; provided that (w) any such purchase option must be exercised within 30 days after the initial occurrence of any Purchase Event, (x) the First Lien Collateral Agent and the First Lien Claimholders shall retain all rights to be indemnified or to be held harmless by the Obligors in accordance with the terms of the First Lien Credit Documents, (y) such assignment shall not conflict with any law, rule or regulation or order of any court or other governmental authority having jurisdiction, and (z) the Second Lien Claimholders shall have paid to the First Lien Collateral Agent, for the account of the First Lien Claimholders, in immediately available funds, an amount equal to 100% of the principal of such Indebtedness plus all accrued and unpaid interest thereon plus all accrued and unpaid fees (including reasonable attorney’s fees and costs) and premiums (including the Prepayment Premium (as defined in the First Lien Credit Agreement), if applicable, as if the First Lien Obligations were being optionally prepaid upon such purchase) and any breakage costs and expenses plus all the other First Lien Obligations then outstanding. In order to effectuate the foregoing, the First Lien Collateral Agent shall calculate, upon the written request of the Second Lien Collateral Agent from time to time, the amount in cash that would be necessary to so purchase the First Lien Obligations. If the right set forth in this Section 5.7 is exercised: (1) the parties shall endeavor to close promptly thereafter but in any event within ten (10) Business Days of the notice set forth in the first sentence of this Section 5.7, and (2) such purchase of the First Lien Obligations shall be exercised pursuant to documentation mutually and reasonably acceptable to each of the First Lien Collateral Agent and the Second Lien Collateral Agent. In the event that any one or more of the Second Lien Claimholders exercises the purchase option set forth in this Section 5.7: (A) the First Lien Collateral Agent shall have the right, but not the obligation, to immediately resign under the First Lien Credit Documents upon the closing of such purchase and (B) the purchasing Second Lien

Claimholders shall have the right, but not the obligation, to require the First Lien Collateral Agent to immediately resign under the First Lien Credit Documents upon the closing of such purchase.

5.8                                       Second-Priority Collateral Agent as Gratuitous Bailee/Agent for Perfection.

(a)                                 Upon the Discharge of First Lien Obligations, the Second Lien Collateral Agent agrees to hold the Pledged Collateral as collateral agent for the benefit of and on behalf of the Second Lien Claimholders (such bailment being intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee solely for the purpose of perfecting the security interest granted under the Second Lien Notes Documents, subject to the terms and conditions of this Section 5.8. Solely with respect to any deposit accounts under the control (within the meaning of Section 9-104 of the UCC) of the Second Lien Collateral Agent, the Second Lien Collateral Agent agrees to also hold control over such deposit accounts as gratuitous agent for the benefit of the Second Lien Claimholders, subject to the terms and conditions of this Section 5.8.

(b)                                 The Second Lien Collateral Agent shall have no obligation whatsoever to any Second Lien Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Obligors or to preserve rights or benefits of any Person except as expressly set forth in this Section 5.8. The duties or responsibilities of the Second Lien Collateral Agent under this Section 5.8 shall be limited solely to holding the Pledged Collateral as bailee (and with respect to deposit accounts, agent) in accordance with this Section 5.8 and delivering the Pledged Collateral upon a Discharge of First Lien Obligations as provided in paragraph (d) below.

(c)                                  The Second Lien Collateral Agent shall not have by reason of the Second Lien Collateral Documents, this Agreement or any other document a fiduciary relationship in respect of any Second Lien Claimholder and the Second Lien Claimholders hereby waive and release the Second Lien Collateral Agent from all claims and liabilities arising pursuant to the Second Lien Collateral Agent’s role under this Section 5.8 as gratuitous bailee and gratuitous agent with respect to the Pledged Collateral.

(d)                                 Upon the Discharge of Second Lien Obligations under the Second Lien Notes Documents to which the Second Lien Collateral Agent is a party, the Second Lien Collateral Agent shall promptly deliver the remaining Pledged Collateral in its possession (if any) together with any necessary endorsements (such endorsement shall be without recourse and without any representation or warranty) to Borrower (so as to allow Borrower to obtain possession or control of such Pledged Collateral). Borrower shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify the Second Lien Collateral Agent for any loss or damage suffered by the Second Lien Collateral Agent as a result of such transfer except for any loss or damage suffered by the Second Lien Collateral Agent as a result of its own willful misconduct, gross negligence or bad faith as determined by a final non-appealable judgment of a court of competent jurisdiction.

SECTION 6.                                 Insolvency or Liquidation Proceedings.

6.1                               Finance and Sale Issues. Until the Discharge of First Lien Obligations has occurred, if Borrower or any other Obligor shall be subject to any Insolvency or Liquidation Proceeding and the First Lien Collateral Agent (at the direction of the First Lien Administrative Agent, acting at the direction of the “Requisite Lenders” as defined in the First Lien Credit Agreement) shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code), on which the First Lien Collateral Agent or any other creditor has a Lien or to permit Borrower or any other Obligor to obtain financing, whether from the First Lien Claimholders or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”), then the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that (i) it will consent to such Cash Collateral use or such DIP Financing and will not be entitled to raise (and will not raise or support any Person in raising), but instead shall be deemed to have hereby irrevocably and absolutely waived, any objection, and shall not otherwise in any manner be entitled to oppose or support any Person in opposing, such Cash Collateral use or such DIP Financing, (ii) it will not request adequate protection in connection therewith (unless (A) such adequate protection is on the form of a replacement lien, (B) the First Lien Collateral Agent is granted a senior lien on such adequate protection lien and (C) such adequate protection lien is subordinated to the adequate protection requested by the First Lien Collateral Agent, in each case, to the same extent as the Second Lien Obligations are subordinated to the First Lien Obligations) and (iii) to the extent the Liens securing the First Lien Obligations are subordinated to or pari passu with such DIP Financing, the Second Lien Collateral Agent will subordinate its Liens in the Collateral to (x) the Liens securing such DIP Financing (and all Obligations relating thereto), (y) any adequate protection Liens provided to the First Lien Claimholders, and (z) to any “carve-out” for professional and United State Trustee fees agreed to by the First Lien Claimholders, in the case of clauses (x) and (y), on the same basis as the Liens securing the Second Lien Obligations are so subordinated to Liens securing the First Lien Obligations under this Agreement. No Second Lien Claimholder may provide DIP Financing to a Borrower or other Obligor. The Second Lien Collateral Agent on behalf of the Second Lien Claimholders, agrees that it will raise no objection or oppose a motion to sell or otherwise dispose of any Collateral free and clear of its Liens or other claims under Section 363 of the Bankruptcy Code if the requisite First Lien Claimholders have consented to such sale or disposition of such assets.

6.2          Relief from the Automatic Stay. Until the Discharge of First Lien Obligations has occurred, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that none of them shall: (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the First Lien Collateral Agent or (ii) oppose any request by the First Lien Collateral Agent for relief from such stay. The obligations of this Section 6.2 shall not apply after the Discharge of First Lien Obligations has occurred.

6.3          Adequate Protection.

(a)           The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that none of them shall contest (or support any other Person contesting):

(1)           any request by the First Lien Collateral Agent or the First Lien Claimholders for “adequate protection” under any Bankruptcy Law;

(2)           any objection by the First Lien Collateral Agent or the First Lien Claimholders to any motion, relief, action or proceeding based on the First Lien Collateral Agent or the First Lien Claimholders claiming a lack of adequate protection; or

(3)           the payment of interest, fees, expenses or other amounts to the First Lien Collateral Agent or any other First Lien Claimholder under Section 506(b) or 506(c) of the Bankruptcy Code or otherwise.

(b)           Notwithstanding the foregoing provisions in this Section 6.3, in any Insolvency or Liquidation Proceeding:

(1)           if the First Lien Claimholders (or any subset thereof) is granted adequate protection in the form of additional or replacement collateral in connection with any Cash Collateral use or DIP Financing, then the Second Lien Collateral Agent, on behalf of itself or any of the Second Lien Claimholders, may seek or request adequate protection in the form of a Lien on such additional or replacement Collateral, which Lien will be subordinated to the adequate protection and other Liens securing the First Lien Obligations and such Cash Collateral use or DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second Lien Obligations are so subordinated to the First Lien Obligations under this Agreement; and

(2)           The Second Lien Collateral Agent and Second Lien Claimholders shall only be permitted to seek adequate protection with respect to their rights in the Collateral in any Insolvency or Liquidation Proceeding in the form of (A) additional collateral; provided that, as adequate protection for the First Lien Obligations, the First Lien Collateral Agent, on behalf of the First Lien Claimholders, is also granted a Lien on such additional collateral senior to that granted to the Second Lien Claimholders; (B) replacement Liens on the Collateral; provided that, as adequate protection for the First Lien Obligations, the First Lien Collateral Agent, on behalf of the First Lien Claimholders, is also granted replacement Liens on the Collateral senior to that granted to the Second Lien Claimholders; and (C) an administrative expense claim; provided that, as adequate protection for the First Lien Obligations, the First Lien Collateral Agent, on behalf of the First Lien Claimholders, is also granted an administrative expense claim which is senior and prior to the administrative expense claim of the Second Lien Collateral Agent and the Second Lien Claimholders and the Second Lien Collateral Agent on behalf of itself and each of the Second Lien Claimholders agrees, pursuant to Section 1129(a)(9) of the Bankruptcy Code, that any such junior superpriority administrative expense claims (including any claim arising under 507(b) of the Bankruptcy Code) granted to the Second Lien Claimholders as adequate protection in accordance with this Section 6.3 may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such claims. If any Second Lien Claimholder receives adequate protection payments in an Insolvency or Liquidation Proceeding (“Second Lien Adequate Protection Payments”), and the First Lien Claimholders do not receive payment in full in cash of all First Lien Obligations upon the effectiveness of the plan of reorganization for, or conclusion of, that Insolvency or Liquidation Proceeding, then, each Second Lien Claimholders shall, if requested by the First Lien Administrative Agent at the direction of the Requisite Lenders (as defined in the First Lien Credit Agreement), pay over to the First Lien Claimholders an amount equal to the lesser of (i) the Second Lien Adequate Protection Payments received by such Second Lien Claimholders and (ii) the amount of the short-fall in payment in full in cash of the First Lien Loan Obligations. Notwithstanding anything herein to the contrary, the First Lien Claimholders shall not be deemed to have consented to, and expressly retain their rights to object to the grant of adequate protection in the form of cash payments to the Second Lien Claimholders made pursuant to the foregoing Section 6.3(b).

(c)           The Second Lien Collateral Agent, for itself and on behalf of the other Second Lien Claimholders, agrees that notice of a hearing to approve DIP Financing or use of Cash Collateral on an interim basis shall be adequate if delivered to the Second Lien Collateral Agent at least five (5) Business Days in advance of such hearing and that notice of a hearing to approve DIP Financing or use of Cash Collateral on a final basis shall be adequate if delivered to the Second Lien Collateral Agent at least fifteen (15) days in advance of such hearing.

6.4          No Waiver. Subject to Sections 3.1(a) and (c), nothing contained herein shall prohibit or in any way limit the First Lien Collateral Agent or any First Lien Claimholder from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by the Second Lien Collateral Agent or any of the Second Lien Claimholders, including the seeking by the Second Lien Collateral Agent or any Second Lien Claimholders of adequate protection or the asserting by the Second Lien Collateral Agent or any Second Lien Claimholders of any of its rights and remedies under the Second Lien Notes Documents or otherwise.

6.5          Avoidance Issues. If any First Lien Claimholder is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of Borrower or any other Obligor any amount paid in respect of First Lien Obligations (a “Recovery”), then such First Lien Claimholders shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts, and from and after the date of such reinstatement the Discharge of First Lien Obligations shall be deemed not the have occurred for all purposes hereunder. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Upon any such reinstatement of First Lien Obligations, each Second Lien Claimholder will deliver to First Lien Agent any Collateral or proceeds thereof received between the Discharge of First Lien Obligations and their reinstatement in accordance with Section 4.2. No Second Lien Claimholder may benefit from a Recovery, and any distribution made to a Second Lien Claimholder as a result of a Recovery will paid over to First Lien Collateral Agent for application to the First Lien Obligations in accordance with Section 4.1.

6.6          Reorganization Securities. If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of First Lien Obligations and on account of Second Lien Obligations, then, to the extent the debt obligations distributed on account of the First Lien Obligations and on account of the Second Lien Obligations are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

6.7          Post-Petition Interest. Neither the Second Lien Collateral Agent nor any Second Lien Claimholder shall oppose or seek to challenge any claim by the First Lien Collateral Agent or any First Lien Claimholder for allowance in any Insolvency or Liquidation Proceeding of First Lien Obligations consisting of Post-Petition Interest to the extent of the value of any First Lien Claimholder’s Lien, without regard to the existence of the Lien of the Second Lien Collateral Agent on behalf of the Second Lien Claimholders on the Collateral.

6.8          Waiver. The Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders,

(a)           waives any claim it may hereafter have against any First Lien Claimholder arising out of the election of any First Lien Claimholder of the application of Section 1111 (b)(2) of the Bankruptcy Code, and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with the Collateral in any Insolvency or Liquidation Proceeding so long as such actions are not in express contravention of the terms of this Agreement;

(b)           waives any right to assert or enforce any claim under Section 5.06(c) or 552 of the Bankruptcy Code as against First Lien Claimholders or any of the Collateral to the extent securing the First Lien Obligations; and

(c)           solely in its capacity as a holder of a Lien on Collateral, waives any claim or cause of action that any Obligor may have against any First Lien Claimholder, except to the extent arising from a breach by such First Lien Claimholder of the provisions of this Agreement.

6.9          Separate Grants of Security and Separate Classification. The Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, and the First Lien Collateral Agent for itself and on behalf of the First Lien Claimholders, acknowledges and agrees that

(a)           the grants of Liens pursuant to the First Lien Collateral Documents and the Second Lien Collateral Documents constitute two separate and distinct grants of Liens;

(b)           the First Lien Obligations include all interest, fees, and expenses that accrue after the commencement of any Insolvency or Liquidation Proceeding of any Obligor at the rate provided for in the First Lien Credit Documents governing the same, whether or not a claim for post-petition interest, fees, or expenses is allowed or allowable in any such Insolvency or Liquidation Proceeding; and

(c)           because of, among other things, their differing rights in the Collateral, the Second Lien Obligations are fundamentally different from the First Lien Obligations and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding.

To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the First Lien Claimholders and the Second Lien Claimholders in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties hereto hereby acknowledges and agrees that, subject to Sections 2.1 and 4.1, all distributions shall be made as if there were separate classes of senior and junior secured claims against the Obligors in respect of the Collateral (with the effect being that, to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the Second Lien Claimholders), the First Lien Claimholders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing (or that would be owing if there were such separate classes of senior and junior secured claims) in respect of post-petition interest, including any additional interest payable pursuant to the First Lien Credit Agreement, arising from or related to a default, which is disallowed as a claim in any Insolvency or Liquidation Proceeding which may not be allowed or allowable in whole or in part in the respective Insolvency or Liquidation Proceeding) before any distribution is made in respect of the claims held by the Second Lien Claimholders with respect to the Collateral, with the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, hereby acknowledging and agreeing to turn over to the First Lien Collateral Agent, for itself and on behalf of the First Lien Claimholders, Collateral or proceeds of Collateral otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Second Lien Claimholders).

6.10        Effectiveness in Insolvency or Liquidation Proceedings. The parties hereto acknowledge that this Agreement is a “subordination agreement” under section 510(a) of the Bankruptcy Code, which will be effective before, during and after the commencement of an Insolvency or Liquidation Proceeding. All references in this Agreement to any Obligor will include such Person as a debtor-in- possession and any receiver or trustee for such Person in an Insolvency or Liquidation Proceeding.

6.11        Voting. No Second Lien Claimholder (whether in the capacity of a secured creditor or an unsecured creditor) may propose, support or vote in favor of any plan of reorganization (and each shall be deemed to have voted to reject any plan of reorganization) unless such plan (a) pays off, in cash in full, all First Lien Obligations or (b) is accepted by the class of holders of First Lien Obligations voting thereon in accordance with Section 1126(c) of the Bankruptcy Code.

SECTION 7.        Reliance; Waivers; Etc.

7.1          Reliance. Other than any reliance on the terms of this Agreement, the First Lien Collateral Agent, on behalf of the First Lien Claimholders under its First Lien Credit Documents, acknowledges that such First Lien Claimholders have, independently and without reliance on the Second Lien Collateral Agent or any Second Lien Claimholders (in their capacity as such), and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into such First Lien Credit Documents and be bound by the terms of this Agreement and they will continue to make their own decision in taking or not taking any action under the First Lien Credit Agreement or this Agreement. The Second Lien Collateral Agent, on behalf of the Second Lien Claimholders, acknowledges that the Second Lien Claimholders have, independently and without reliance on the First Lien Collateral Agent or any First Lien Claimholder, and based on documents and information deemed by them appropriate, made their own decision to enter into each of the Second Lien Notes Documents and be bound by the terms of this Agreement and they will continue to make their own decision in taking or not taking any action under the Second Lien Notes Documents or this Agreement.

7.2          No Warranties or Liability. The First Lien Collateral Agent, on behalf of itself and the First Lien Claimholders under the First Lien Credit Documents, acknowledges and agrees that each of the Second Lien Collateral Agent and the Second Lien Claimholders (in their capacity as such) have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Second Lien Notes Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the Second Lien Claimholders will be entitled to administer their respective Second Lien Notes Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. The Second Lien Collateral Agent, on behalf of itself and the Second Lien Obligations, acknowledges and agrees that the First Lien Collateral Agent and the First Lien Claimholders have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the First Lien Credit Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the First Lien Claimholders will be entitled to manage and supervise their respective loans and extensions of credit under their respective First Lien Credit Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. The Second Lien Collateral Agent and the Second Lien Claimholders (in their capacity as such) shall have no duty to the First Lien Collateral Agent or any of the First Lien Claimholders, and the First Lien Collateral Agent and the First Lien Claimholders shall have no duty to the Second Lien Collateral Agent or any of the Second Lien Claimholders, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements with Borrower or any other Obligor (including the First Lien Credit Documents and the Second Lien Notes Documents), regardless of any knowledge thereof which they may have or be charged with.

7.3          No Waiver of Lien Priorities.

(a)           No right of the First Lien Claimholders, the First Lien Collateral Agent or any of them to enforce any provision of this Agreement or any First Lien Credit Document shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Borrower or any other Obligor or by any act or failure to act by any First Lien Claimholder or the First Lien Collateral Agent, or by any noncompliance by any Person with the terms, provisions and covenants of this Agreement, any of the First Lien Credit Documents or any of the Second Lien Notes Documents, regardless of any knowledge thereof which the First Lien Collateral Agent or the First Lien Claimholders, or any of them, may have or be otherwise charged with.

(b)           Without in any way limiting the generality of the foregoing paragraph, the First Lien Claimholders, the First Lien Collateral Agent and any of them may, at any time and from time to time in accordance with the First Lien Credit Documents and/or applicable law, without the consent of, or notice to, the Second Lien Collateral Agent or any Second Lien Claimholders, without incurring any liabilities to the Second Lien Collateral Agent or any Second Lien Claimholders and without impairing or releasing the Lien priorities and other benefits provided in this Agreement (even if any right of subrogation or other right or remedy of the Second Lien Collateral Agent or any Second Lien Claimholders is affected, impaired or extinguished thereby) do any one or more of the following:

(1)           change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the First Lien Obligations or any Lien on any First Lien Collateral or guaranty thereof or any liability of Borrower or any other Obligor, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the First Lien Obligations, without any restriction as to the tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by the First Lien Collateral Agent or any of the First Lien Claimholders, the First Lien Obligations or any of the First Lien Credit Documents;

(2)           sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the First Lien Collateral or any liability of Borrower or any other Obligor to the First Lien Claimholders or the First Lien Collateral Agent, or any liability incurred directly or indirectly in respect thereof;

(3)           settle or compromise any First Lien Obligation or any other liability of Borrower or any other Obligor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including the First Lien Obligations) in any manner or order; and

(4)           exercise or delay in or refrain from exercising any right or remedy against Borrower or any security or any other Obligor or any other Person, elect any remedy and otherwise deal freely with Borrower, any other Obligor or any First Lien Collateral and any security and any guarantor or any liability of Borrower or any other Obligor to the First Lien Claimholders or any liability incurred directly or indirectly in respect thereof.

(c)           The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, also agrees that the First Lien Claimholders and the First Lien Collateral Agent shall have no liability to the Second Lien Collateral Agent or any Second Lien Claimholders, and the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby waives any claim against any First Lien Claimholder or the First Lien Collateral Agent, arising out of any and all actions which the First Lien Claimholders or the First Lien Collateral Agent may take or permit or omit to take with respect to:

(1)           the First Lien Credit Documents (other than this Agreement);

(2)           the collection of the First Lien Obligations; or

(3)           the foreclosure upon, or sale, liquidation or other disposition of, any First Lien Collateral. The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that the First Lien Claimholders and the First Lien Collateral Agent have no duty to them in respect of the maintenance or preservation of the First Lien Collateral, the First Lien Obligations or otherwise.

(d)           Until the Discharge of First Lien Obligations, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshalling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights a junior secured creditor may have under applicable law. The obligations under this Section 7.3(d) shall not apply after the Discharge of First Lien Obligations has occurred.

7.4          Obligations Unconditional. All rights, interests, agreements and obligations of the First Lien Collateral Agent and the First Lien Claimholders and the Second Lien Collateral Agent and the Second Lien Claimholders, respectively, hereunder shall remain in full force and effect irrespective of:

(a)           any lack of validity or enforceability of any First Lien Credit Documents or any Second Lien Notes Documents or the perfection of any Liens thereunder;

(b)           except as otherwise expressly set forth in this Agreement, any change in the time, manner or place of payment of, or in any other terms of, all or any of the First Lien Obligations or Second Lien Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any First Lien Credit Document or any Second Lien Notes Document;

(c)           except as otherwise expressly set forth in this Agreement, any exchange of any security interest in any Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the First Lien Obligations or Second Lien Obligations or any guaranty thereof;

(d)           the commencement of any Insolvency or Liquidation Proceeding in respect of Borrower or any other Obligor; or

(e)           any other circumstances which otherwise might constitute a defense available to, or a discharge of, Borrower or any other Obligor in respect of the First Lien Collateral Agent, the First Lien Obligations, any First Lien Claimholder, the Second Lien Collateral Agent, the Second Lien Obligations or any Second Lien Claimholder in respect of this Agreement.

SECTION 8.        Miscellaneous.

8.1          Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of the First Lien Credit Documents or the Second Lien Notes Documents, the provisions of this Agreement shall govern and control.

8.2          Effectiveness; Continuing Nature of this Agreement; Severability. This Agreement shall become effective when executed and delivered by the parties hereto. This is a continuing agreement of lien subordination and the First Lien Claimholders may continue, at any time and without notice to the Second Lien Collateral Agent or any Second Lien Claimholder subject to the Second Lien Notes Documents, to extend credit and other financial accommodations and lend monies to or for the benefit of Borrower or any other Obligor constituting First Lien Obligations in reliance hereof. The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby waives any right it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. All references to Borrower or any other Obligor shall include Borrower or such other Obligor as debtor and debtor-in-possession and any receiver or trustee for Borrower or any other Obligor (as the case may be) in any Insolvency or Liquidation Proceeding. This Agreement shall terminate and be of no further force and effect:

(a)           with respect to the First Lien Collateral Agent, the First Lien Claimholders and the First Lien Obligations, the date of Discharge of First Lien Obligations, subject to Section 5.6 and the rights of the First Lien Claimholders under Section 6.5; and

(b)           with respect to the Second Lien Collateral Agent, the Second Lien Claimholders and the Second Lien Obligations, upon the later of (1) the date upon which the obligations under the Second Lien Notes Indenture terminate if there are no other Second Lien Obligations outstanding on such date and (2) if there are other Second Lien Obligations outstanding on such date, the date upon which such Second Lien Obligations terminate.

8.3          Amendments; Waivers. No amendment, modification or waiver of any of the provisions of this Agreement by the Second Lien Collateral Agent or the First Lien Collateral Agent shall be deemed to be made unless the same shall be in writing signed on behalf of each party hereto or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. Notwithstanding the foregoing, Borrower shall not have any right to consent to or approve any amendment, modification or waiver of any provision of this Agreement except to the extent such amendment, modification or waiver would materially increase the obligations of Borrower hereunder.

8.4          Information Concerning Financial Condition of Borrower and their Subsidiaries and Events under the Credit Documents.

(a)           The First Lien Collateral Agent and the First Lien Claimholders, on the one hand, and the Second Lien Claimholders and the Second Lien Collateral Agent, on the other hand, shall each be responsible for keeping themselves informed of (a) the financial condition of Borrower and their Subsidiaries and all endorsers and/or guarantors of the First Lien Obligations or the Second Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Lien Obligations or the Second Lien Obligations. The First Lien Collateral Agent and the First Lien Claimholders shall have no duty to advise the Second Lien Collateral Agent or any Second Lien Claimholder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event the First Lien Collateral Agent or any of the First Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the Second Lien Collateral Agent or any Second Lien Claimholder, it or they shall be under no obligation:

(A)          to make, and the First Lien Collateral Agent and the First Lien Claimholders shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(B)          to provide any additional information or to provide any such information on any subsequent occasion;

(C)          to undertake any investigation; or

(D)          to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

The Second Lien Collateral Agent and any Second Lien Claimholders shall have no duty to advise the First Lien Collateral Agent or any First Lien Claimholder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event the Second Lien Collateral Agent or any of the Second Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the First Lien Collateral Agent or any First Lien Claimholder, it or they shall be under no obligation:

(1)           to make, and the Second Lien Collateral Agent and the Second Lien Claimholders shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(2)           to provide any additional information or to provide any such information on any subsequent occasion;

(3)           to undertake any investigation; or

(4)           to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

(b)           Notwithstanding anything else contained herein, the First Lien Collateral Agent and the First Lien Claimholders, on the one hand, and the Second Lien Claimholders and the Second Lien Collateral Agent, on the other hand, shall provide written notice to such other party within five (5) Business Days of receipt of notice or knowledge of the occurrence of any of the following under, respectively, the First Lien Credit Documents and the Second Lien Notes Documents: (i) a notice of default or Event of Default under (and as defined in) the First Lien Credit Documents or the Second Lien Notes Documents, as applicable; (ii) any written amendment or modification; and (iii) any written waiver, consent and/or agreement to forbear (provided that the failure to provide such notice shall not affect the rights of the First Lien Collateral Agent and the Second Lien Collateral Agent hereunder).

8.5          Subrogation. With respect to the value of any payments or distributions in cash, property or other assets that any of the Second Lien Claimholders or the Second Lien Collateral Agent

pays over to the First Lien Collateral Agent or the First Lien Claimholders under the terms of this Agreement, the Second Lien Claimholders and the Second Lien Collateral Agent shall be subrogated to the rights of the First Lien Collateral Agent and the First Lien Claimholders; provided that, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby agrees not to assert or enforce all such rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of First Lien Obligations has occurred. Borrower acknowledges and agrees that the value of any payments or distributions in cash, property or other assets received by the Second Lien Collateral Agent or the Second Lien Claimholders that are paid over to the First Lien Collateral Agent or the First Lien Claimholders pursuant to this Agreement shall not reduce any of the Second Lien Obligations.

8.6          Application of Payments. All payments received by the First Lien Collateral Agent or the First Lien Claimholders may be applied, reversed and reapplied, in whole or in part, to such part of the First Lien Obligations provided for in the First Lien Credit Documents. The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, assents to any extension or postponement of the time of payment of the First Lien Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security which may at any time secure any part of the First Lien Obligations and to the addition or release of any other Person primarily or secondarily liable therefor.

8.7          SUBMISSION TO JURISDICTION; WAIVERS.

(a)           SUBJECT TO CLAUSE (5) BELOW, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO SHALL BE BROUGHT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH PARTY TO THIS AGREEMENT, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY:

(1)           ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS (OTHER THAN WITH RESPECT TO ACTIONS BY THE FIRST LIEN COLLATERAL AGENT OR SECOND LIEN COLLATERAL AGENT IN RESPECT OF RIGHTS UNDER ANY FIRST LIEN COLLATERAL DOCUMENT OR SECOND LIEN COLLATERAL DOCUMENT GOVERNED BY LAWS OTHER THAN THE LAWS OF THE STATE OF NEW YORK OR WITH RESPECT TO ANY COLLATERAL SUBJECT THERETO);

(2)           WAIVES ANY DEFENSE OF FORUM NON CONVENIENS;

(3)           AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 8.8;

(4)           AGREES THAT SERVICE AS PROVIDED IN CLAUSE (3) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND

(5)                                 AGREES THAT THE FIRST LIEN COLLATERAL AGENT, FIRST LIEN LENDERS, THE SECOND LIEN COLLATERAL AGENT AND SECOND LIEN NOTEHOLDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY OBLIGOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY FIRST LIEN COLLATERAL DOCUMENT OR SECOND LIEN COLLATERAL DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

(b)                                 EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER HEREOF, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.

(c)                                  EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE; MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 8.7(C) AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)                                 EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER FIRST LIEN CREDIT DOCUMENT OR SECOND LIEN NOTES DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

8.8                               Notices. All notices to the Second Lien Claimholders and the First Lien Claimholders permitted or required under this Agreement shall also be sent to the Second Lien Collateral Agent and the First Lien Collateral Agent, respectively. Unless otherwise specifically provided herein, any notice hereunder shall be in writing and may be personally served or sent by facsimile or other electronic means (including email) or United States of America mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of facsimile or other electronic means, or three Business Days after depositing it in the United States of America mail with postage prepaid and properly addressed; provided that no notice to either First Lien Collateral Agent or Second Lien Collateral Agent shall be effective until received by such agent; provided further that any such notice or other communication shall at the request of the First Lien Collateral Agent be provided to any sub-agent appointed pursuant to the First Lien Credit

Agreement. For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party’s name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

Each of the First Lien Collateral Agent and the Second Lien Collateral Agent agrees that instructions or directions pursuant to this Agreement may be sent by e-mail, facsimile transmission or other similar electronic methods. The First Lien Collateral Agent or Second Lien Collateral Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the First Lien Collateral Agent’s or Second Lien Collateral Agent’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the First Lien Collateral Agent or Second Lien Collateral Agent, including without limitation the risk of the First Lien Collateral Agent or Second Lien Collateral Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

8.9                               Further Assurances. The First Lien Collateral Agent, on behalf of itself and the First Lien Claimholders under the First Lien Credit Documents, and the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders under the Second Lien Notes Documents, and the Obligors, agree that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the First Lien Collateral Agent or the Second Lien Collateral Agent may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement.

8.10                        APPLICABLE LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL (EXCEPT AS MAY BE EXPRESSLY OTHERWISE PROVIDED HEREIN) SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

8.11                        Binding on Successors and Assigns. This Agreement shall be binding upon the First Lien Collateral Agent, the First Lien Claimholders, the Second Lien Collateral Agent, the Second Lien Claimholders and their respective successors and assigns. If either of the First Lien Collateral Agent or the Second Lien Collateral Agent resigns or is replaced pursuant to the First Lien Credit Agreement or the Second Lien Notes Indenture, as applicable, its successor shall be deemed to be a party to this Agreement and shall have all the rights of, and be subject to all the obligations of, this Agreement.

8.12                        Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

8.13                        Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement or any document or instrument delivered in connection herewith by telecopy or electronic format (i.e. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement or such other document or instrument, as applicable.

8.14                        Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.

8.15                        No Third Party Beneficiaries. This Agreement and the rights and benefits hereof shall inure to the benefit of each of the parties hereto and its respective successors and assigns and shall inure to the benefit of each of the “Administrative Agent” under the First Lien Credit Documents (“First Lien Administrative Agent”), and the First Lien Claimholders, the “Trustee” under the Second Lien Notes Documents (“Second Lien Trustee”), and the Second Lien Claimholders. Nothing in this Agreement shall impair, as between Borrower and the other Obligors and the First Lien Collateral Agent and the First Lien Claimholders, or as between Borrower and the other Obligors and the Second Lien Collateral Agent and the Second Lien Claimholders, the obligations of Borrower and the other Obligors to pay principal, interest, fees and other amounts as provided in the First Lien Credit Documents and the Second Lien Notes Documents, respectively.

8.16                        No Indirect Actions. Unless otherwise expressly stated, if a party may not take an action under this Agreement, then it may not take that action indirectly, or support any other Person in taking that action directly or indirectly. “Taking an action indirectly” means taking an action that is not expressly prohibited for the party but is intended to have substantially the same effects as the prohibited action.

8.17                        Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Lien Collateral Agent and the First Lien Claimholders on the one hand and the Second Lien Collateral Agent and the Second Lien Claimholders on the other hand. None of Borrower, any other Obligor or any other creditor thereof shall have any rights hereunder and neither Borrower nor any other Obligor may rely on the terms hereof. Nothing in this Agreement is intended to or shall impair the obligations of Borrower or any other Obligor, which are absolute and unconditional, to pay the First Lien Obligations and the Second Lien Obligations as and when the same shall become due and payable in accordance with their terms.

8.18                        No Discretion. Notwithstanding anything else to the contrary herein, whenever reference is made in this Agreement to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the First Lien Collateral Agent or the Second Lien Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the First Lien Collateral Agent or the Second Lien Collateral Agent, it is understood that in all cases the First Lien Collateral Agent or the Second Lien Collateral Agent, respectively shall be fully justified in failing or refusing to take any such action under this Agreement if it shall not have received such written instruction, advice or concurrence of the First Lien Administrative Agent or the Second Lien Trustee, respectively (acting in accordance with the First Lien Credit Agreement and other First Lien Credit Documents, and the Second Lien Notes Indenture and other Second Lien Notes Documents, to which such agent is party), as it deems appropriate. This provision is intended solely for the benefit of the First Lien Collateral Agent and the Second Lien Collateral Agent and its respective successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto. Each of the First Lien Collateral Agent and the Second Lien Collateral Agent shall act in accordance with the respective First Lien Credit Documents or Second Lien Notes Documents, as applicable, to which it is a party and shall be entitled to the rights, benefits, protections, exculpations and indemnities provided in Section 10 of the First Lien Credit Agreement or the applicable provisions of the Second Lien Notes Indenture, as the case may be, as if set forth herein verbatim.

8.19                               Original Obligors; Additional Obligors. Borrower and each other Obligor on the date of this Agreement will constitute the original Obligors party hereto. The original Obligors will cause each Subsidiary of Holdings that is required to become a guarantor of the First Lien Obligations and the Second Lien Obligations under the First Lien Credit Documents and the Second Lien Notes Documents, respectively, after the date hereof to contemporaneously become a party hereto (as an Obligor) by execut- ing and delivering a joinder agreement (in form and substance satisfactory to First Lien Collateral Agent) to First Lien Collateral Agent.

8.20                               The Second Lien Trustee; The Second Lien Collateral Agent. Solely as among the Second Lien Collateral Agent, the Second Lien Trustee and Second Lien Claimholders, notwithstand- ing anything stated herein to the contrary, the rights and indemnity afforded to the Second Lien Trustee and Second Lien Collateral Agent under the Second Lien Notes Indenture, shall apply, mutatis mutandis, to the Second Lien Trustee and the Second Lien Collateral Agent under this Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Intercreditor Agreement as of the date first written above.

First Lien Collateral Agent

HPS INVESTMENT PARTNERS, LLC,
as First Lien Collateral Agent,

By:
Name:
Title:

Address for Notices:

40 West 57th Street, 33rd Floor
New York, NY 10019
Attention:

Telephone: [ ]
Fax: [ ]

Second Lien Collateral Agent

THE BANK OF NEW YORK MELLON,
as Second Lien Collateral Agent,

By:
Name:
Title:

Address for Notices: [ ]

Telephone: [ ]
Fax: [ ]

ACKNOWLEDGMENT

Each of the undersigned hereby acknowledges that it has received a copy of the foregoing Intercreditor Agreement (“Intercreditor Agreement”) and consents thereto, agrees to recognize all rights granted thereby to First Lien Collateral Agent, First Lien Claimholders, Second Lien Collateral Agent, and Second Lien Claimholders, and will not do any act or perform any obligation which is not in accordance with the agreements set forth in the Intercreditor Agreement. Each of the undersigned further acknowledges and agrees that it is not an intended beneficiary or third party beneficiary under the Intercreditor Agreement. None of the undersigned shall acquire any rights under the Intercreditor Agreement now or hereafter, whether as result of this acknowledgment, any right of subrogation or otherwise.

OBLIGORS:

[Mood Media Corporation]

By:
Name:
Title:

[ ],
as a Borrower

By:
Name:
Title:

[ ],
as a Guarantor

By:
Name:
Title:

Address for Notices to Mood Media Corporation, Borrower and any Guarantor:

[ ]

APPENDIX O

SUBSTITUTED NEW COMPANY NOTES FIRST LIEN/SECOND LIEN|

INTERCREDITOR AGREEMENT

INITIAL INTERCREDITOR AGREEMENT

This INITIAL INTERCREDITOR AGREEMENT (the “Agreement”), dated as of [                       ], 2017 is entered into by and between [DLLC2], in its capacity as collateral agent for the holders of the First Lien Obligations (as defined below), including its successors and assigns from time to time (the “First Lien Collateral Agent”) and THE BANK OF NEW YORK MELLON, in its capacity as collateral agent for the holders of the Second Lien Obligations (as defined below), including its successors and assigns from time to time (the “Second Lien Collateral Agent”).

RECITALS

A.                                    WHEREAS, Mood Media Corporation, a corporation continued under the federal laws of Canada, as the borrower (the “Company”), certain Subsidiaries of the Company, as subsidiary guarantors (the “Guarantors”; the Company together with the Guarantors, collectively, the “Obligors”) and [DLLC2], a Delaware limited liability company, have entered into that certain [Intercompany Loan Agreement], dated as of the date hereof (as amended, restated, supplemented or otherwise modified, replaced or Refinanced from time to time, the “First Lien Credit Agreement”);

B.                                    WHEREAS, the Company, the Guarantors, The Bank of New York Mellon as trustee and the Second Lien Collateral Agent, have entered into that certain indenture, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Second Lien Indenture”), providing for the issuance on the date hereof of $175,000,000 secured second-priority notes (the “Second Lien Notes”);

C.                                    WHEREAS, the obligations of the Company and the Guarantors under the First Lien Credit Agreement will be secured on a first priority basis by liens on the Collateral (as defined below) pursuant to the terms of the First Lien Collateral Documents;

D.                                    WHEREAS, the obligations of the Company and the Guarantors under the Second Lien Notes and Second Lien Indenture will be secured on a second priority basis by liens on the Collateral, pursuant to the terms of the Second Lien Collateral Documents (as defined below);

E.                                     WHEREAS, the First Lien Credit Documents and the Second Lien Notes Documents provide, among other things, that the parties thereto shall set forth in this Agreement their respective rights and remedies with respect to the Collateral; and

F.                                      WHEREAS, in order to establish the relative rights and privileges of the parties with respect to the collateral for the obligations under the First Lien Credit Agreement (including any Refinancings, replacements, extensions, or increases thereof) and for the obligations under the Second Lien Notes and Second Lien Notes Indenture and to induce the First Lien Collateral Agent and the First Lien Claimholders (as defined below) to consent to the Obligors incurring the Second Lien Obligations and to induce the First Lien Claimholders to extend credit and other financial accommodations and lend monies to or for the benefit of the Company or any other Obligor, the Second Lien Collateral Agent on behalf of the Second Lien Claimholders (as defined below) has agreed to the intercreditor and other provisions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1.                              Definitions.

1.1                               Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” means this Intercreditor Agreement, as amended, extended, supplemented or otherwise modified from time to time.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“Collateral” means all of the present and future assets and property of any Obligor, whether real, personal or mixed, constituting both First Lien Collateral and Second Lien Collateral.

“Company” as defined in the Recitals to this Agreement.

“Comparable Second Lien Collateral Document” means, in relation to any Collateral subject to any Lien created under any First Lien Collateral Document, the Second Lien Notes Document that creates a Lien on the same Collateral, granted by the same Obligor.

“DIP Financing” as defined in Section 6.1.

“Discharge of First Lien Obligations” means, except to the extent otherwise expressly provided in Section 5.6 and Section 6.5:

(a)                                 payment in full in cash of the principal, premium (including the Prepayment Premium (as defined in the First Lien Credit Agreement), if applicable) and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding) constituting First Lien Obligations;

(b)                                 payment in full in cash of all other First Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations and expense reimbursement obligations, in each case, for which no claim or demand for payment, whether oral or written, has been made at such time); and

(c)                                  termination or expiration of all commitments, if any, to extend credit that would constitute First Lien Obligations.

“Discharge of Second Lien Obligations” means:

(a)                                 payment in full in cash of the principal, premium and interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest would be allowed in such Insolvency or Liquidation Proceeding) constituting Second Lien Obligations; and

(b)                                 payment in full in cash of all other Second Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (other than any indemnification obligations and expense reimbursement obligations, in each case, for which no claim or demand for payment, whether oral or written, has been made at such time).

“Enforcement Action” means an action to:

(a)                                 foreclose, execute, levy, or collect on, take possession or control of, sell or otherwise realize upon (judicially or non-judicially), or lease, license, or otherwise dispose of (whether publicly or privately), Collateral, or otherwise exercise or enforce remedial rights with respect to Collateral under the First Lien Credit Documents or the Second Lien Notes Documents (including by way of setoff, recoupment, notification of a public or private sale or other disposition pursuant to the UCC or other applicable law, notification to account debtors, notification to depositary banks under deposit account control agreements, or exercise of rights under landlord consents, if applicable);

(b)                                 solicit bids from third Persons to conduct the liquidation or disposition of Collateral or engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third Persons for the purposes of valuing, marketing, promoting, and selling Collateral;

(c)                                  receive a transfer of Collateral in satisfaction of Indebtedness or any other Obligation secured thereby;

(d)                                 otherwise enforce a security interest or exercise another right or remedy, as a secured creditor or otherwise, pertaining to the Collateral at law, in equity, or pursuant to the First Lien Credit Documents or Second Lien Notes Documents (including the commencement of applicable legal proceedings or other actions with respect to all or any portion of the Collateral to facilitate the actions described in the preceding clauses, the filing or participation in the filing of, a petition for an Insolvency or Liquidation Proceeding with regard to the Company or any other Obligor, and exercising voting rights in respect of equity interests comprising Collateral);

(e)                                  Dispose of Collateral by any Obligor after the occurrence and during the continuation of an event of default under the First Lien Credit Documents or the Second Lien Notes Documents with the consent of First Lien Collateral Agent or Second Lien Collateral Agent, as applicable;

(f) take any action or exercise of any right or remedy with respect of the collection on, set-off against, marshalling of, injunction respecting or foreclose on the Collateral or the proceeds thereof or credit bidding for any Collateral; or

(g) exercise any right or remedy provided to a First Lien Claimholder on account of a Lien under any of the First Lien Collateral Documents or First Lien Credit Documents, under applicable law, by self-help repossession, by notification to account obligors of any Guarantor, in an Insolvency or Liquidation Proceeding or otherwise, including the election to retain any of the Collateral in satisfaction of a Lien.

“Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

“Excluded Property” means the “Excluded Collateral” under and as defined in the First Lien Collateral Documents.

“First Lien Administrative Agent” as defined in Section 8.15.

“First Lien Claimholders” means, at any relevant time, the holders of First Lien Obligations at that time, including the First Lien Lenders, the First Lien Administrative Agent and the First Lien Collateral Agent.

“First  Lien Collateral” means all of the present and future assets and property of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any First Lien Obligations.

“First Lien Collateral Agent” as defined in the Preamble to this Agreement.

“First  Lien  Collateral Agreement”  means the Security Agreement (as defined in the First Lien Credit Agreement).

“First  Lien Collateral Documents”  means the Collateral Documents (as defined in the First Lien Credit Agreement) and any other agreement, document or instrument pursuant to which a Lien is granted (or purported to be granted) securing any First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“First Lien Credit  Agreement”  as defined in the Recitals to this Agreement.

“First  Lien Credit  Documents”  means the First Lien Credit Agreement and the other Credit Documents (as defined in the First Lien Credit Agreement), as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated, replaced or Refinanced from time to time..

“First Lien Lenders”  means the “Lenders” under and as defined in the First Lien Credit Agreement.

“First  Lien  Loans”  means the “Loans” under and as defined in the First Lien Credit Agreement.

“First Lien Obligations”  means all “Secured Obligations” (as such term is defined in the First Lien Collateral Agreement) of the Obligors outstanding under, and all other obligations in respect of, any First Lien Credit Documents, to pay principal of, interest (including interest accruing after the filing of a petition or commencement of a case by or with respect to a Obligor seeking relief under any applicable federal and state laws pertaining to bankruptcy, reorganization, arrangement, moratorium, readjustment of debts, dissolution, liquidation or other debtor relief, specifically including the Bankruptcy Code and any fraudulent transfer and fraudulent conveyance laws, whether or not the claim for such interest is allowed in such proceeding) and premium (including the Prepayment Premium (as defined in the  First  Lien  Credit  Agreement),  if  applicable)  on  the  First  Lien  Loans  and  all  fees,  expenses, indemnities and other obligations owing, due or payable at any time by the Company or any Guarantor to any First Lien Claimholder under any First Lien Credit Documents, in each case whether direct or indirect,  joint  or  several, absolute  or  contingent,  matured  or  unmatured,  liquidated  or  unliquidated, secured or unsecured, and whether existing by contract, operation of law or otherwise, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding.

To the extent any payment with respect to any First Lien Obligation (whether by or on behalf of any Obligor, as proceeds of security, enforcement of any right of set-off or otherwise) is declared to be a fraudulent conveyance or a preference in any respect, set aside or required to be paid to a debtor in possession, any Second Lien Claimholders, receiver or similar Person, then the obligation or part thereof originally intended to be satisfied shall, for the purposes of this Agreement and the rights and obligations of the First Lien Claimholders and the Second Lien Claimholders, be deemed to be reinstated and outstanding as if such payment had not occurred.  To the extent that any interest, fees, expenses or other charges (including Post-Petition Interest) to be paid pursuant to the First Lien Credit Documents are disallowed by order of any court, including by order of a bankruptcy court in any Insolvency or Liquidation Proceeding, such interest, fees, expenses and charges (including Post-Petition Interest) shall, as between the First Lien Claimholders and the Second Lien Claimholders, be deemed to continue to accrue and be added to the amount to be calculated as the “First Lien Obligations”.

“FSHCO” means any direct or indirect U.S. subsidiary of the Company that has no assets other than de minimis assets and equity and debt, if any, of one or more direct or indirect non-U.S. subsidiaries that are CFCs.

“Governmental Authority” means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States of America, the United States of America, or a foreign entity or government (including any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank).

“Guarantors” as defined in the Recitals to this Agreement.

“Indebtedness”  means  and  includes  all  Obligations  that  constitute  “Indebtedness” within the meaning of the First Lien Credit Agreement or the Second Lien Notes Indenture, as applicable.

“Insolvency or Liquidation Proceeding” means:

(a)                                 any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any Obligor;

(b)                          any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Obligor or with respect to all or a material portion of their respective assets;

(c)                           any liquidation, dissolution, reorganization or winding up of any Obligor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (other than in the case of any Subsidiary of the Company except to the extent permitted by the First Lien Credit Documents and the Second Lien Notes Documents); or

(d)                          any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Obligor.

“Lien” means (i) any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing and (ii) in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.

“New Agent” as defined in Section 5.6.

“New First Lien Debt Notice” as defined in Section 5.6.

“Obligations”  means all obligations of every nature of each Obligor from time to time owed to any of the First Lien Claimholders or Second Lien Claimholders under the First Lien Credit Documents or the Second Lien Notes Documents, as applicable, whether for principal, interest, fees, expenses, indemnification or otherwise.

“Obligors” as defined in the Recitals to this Agreement, and each other Person that has or may from time to time hereafter execute and deliver a First Lien Collateral Document or a Second Lien Collateral Document as an “obligor”, a “mortgagor” or a “pledgor” (or the equivalent thereof).

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Pledged Collateral” as defined in Section 5.5(a).

“Post-Petition Interest” means interest, fees, expenses and other charges that, pursuant to the First Lien Credit Agreement, continue to accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under the Bankruptcy Law or in any such Insolvency or Liquidation Proceeding.

“Purchase Event” as defined in Section 5.7.

“Recovery” as defined in in Section 6.5.

“Refinance”  means, in respect of any Indebtedness, to refinance, extend, renew, defease, amend, modify, supplement, restructure, replace (whether or not upon termination and whether or not with the original parties thereto or otherwise), refund or repay, or to issue other indebtedness, in exchange or replacement for, such Indebtedness in whole or in part. “Refinanced”  and “Refinancing”  shall have correlative meanings.

“Second Lien Adequate  Protection Payments”  as defined in Section 6.3(b)(2).

“Second Lien Claimholders” means, at any relevant time, the holders of Second Lien Obligations at that time, including the Second Lien Noteholders, Second Lien Trustee and Second Lien Collateral Agent.

“Second Lien Collateral” means all of the present and future assets and property of any Obligor, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any Second Lien Obligations.

“Second Lien Collateral Agent” as defined in the Preamble of this Agreement.

“Second Lien Collateral Agreement”  means the Collateral Agreement (as defined in the Second Lien Notes Indenture).

“Second  Lien  Collateral  Documents”   means  the  “Security  Documents”  under  (as defined in) the Second Lien Notes Indenture and any other agreement, document or instrument pursuant to which a Lien is granted (or purported to be granted) securing any Second Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“Second Lien  Noteholders”  means the “holders” under and as defined in the Second Lien Notes Indenture.

“Second Lien Notes as defined in the Recitals to this Agreement.

“Second Lien Notes Documents”  means the Second Lien Notes Indenture and the other Notes Documents (as defined in the Second Lien Notes Indenture), as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed or restated to the extent permitted by the First Lien Credit Agreement.

“Second Lien Notes Indenture” as defined in the Recitals to this Agreement.

“Second Lien Obligations”  means all “Secured Obligations” (as such term is defined in the Second Lien Collateral Agreement) of the Obligors outstanding under, and all other obligations in respect of, any Second Lien Notes Documents, to pay principal of, interest (including interest accruing after the filing of a petition or commencement of a case by or with respect to a Obligor seeking relief under any applicable federal and state laws pertaining to bankruptcy, reorganization, arrangement, moratorium, readjustment of debts, dissolution, liquidation or other debtor relief, specifically including the Bankruptcy Code and any fraudulent transfer and fraudulent conveyance laws, whether or not the claim for such interest is allowed in such proceeding) and premium, if applicable, on the Second Lien Notes and all fees, expenses, indemnities and other obligations owing, due or payable at any time by the Obligors to any Second Lien Claimholder under any Second Lien Notes Documents, in each case whether direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, and whether existing by contract, operation of law or otherwise, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding.

“Second Lien Trustee” as defined in Section 8.15.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Standstill Period” as defined in Section 3.1.

“Subject Interest” as defined in Section 4.3.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

1.2                               Terms Generally.  The definitions of terms in this Agreement shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise:

(a)                          any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented, modified, renewed or extended;

(b)                          any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns;

(c)                           the words “herein,” “hereof and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(d)                          all references herein to Sections shall be construed to refer to Sections of this Agreement; and

(e)                           the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION  2.                     Lien Priorities.

2.1                               Relative Priorities.  Notwithstanding (i) the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Second Lien Obligations granted on the Collateral or of any Liens securing the First Lien Obligations granted on the Collateral, (ii) any provision of the UCC or any other applicable law or the Second Lien Notes Documents, (iii) any defect or deficiencies in, or failure to attach or perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the First Lien Obligations or (iv) any other circumstance whatsoever, in each case whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby agrees that:

(a)                         any Lien on the Collateral securing any First Lien Obligations now or hereafter held by or on behalf of the First Lien Collateral Agent or any First Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any Second Lien Obligations; and

(b)                         any  Lien  on  the  Collateral  securing  any  Second  Lien  Obligations  now  or hereafter  held  by  or  on  behalf  of  the  Second  Lien  Collateral  Agent,  any  Second  Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any First Lien Obligations.  All Liens on the Collateral securing any First Lien Obligations shall be and remain senior in all respects and prior to all Liens on the Collateral securing any Second Lien Obligations for all purposes, whether or not such Liens securing any First Lien Obligations are subordinated to any Lien securing any other obligation of the Company, any other Obligor or any other Person.

It is acknowledged that (i) the aggregate amount of the First Lien Obligations may be increased from time to time, (ii) a portion of the First Lien Obligations consists or may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (iii) the First Lien Obligations may be extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the Lien on the Collateral securing any Second Lien Obligations hereunder or the provisions of this Agreement defining the relative rights of the First Lien Claimholders and the Second Lien Claimholders.

2.2                               Prohibition on Contesting Liens; No Marshalling.  Each of the Second Lien Collateral Agent, for itself and on behalf of each Second Lien Claimholder, and the First Lien Collateral Agent, for itself and on behalf of each First Lien Claimholder, agrees that it will not (and hereby waives any right to), directly or indirectly, contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the priority, attachment, validity, perfection or enforceability  of  a  Lien  held,  or  purported  to  be  held,  by  or  on  behalf  of  any  of  the  First  Lien Claimholders in the First Lien Collateral or by or on behalf of any of the Second Lien Claimholders in the Second Lien Collateral, as the case may be, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of the First Lien Collateral Agent or any First Lien Claimholder to enforce this Agreement, including the provisions of this Agreement relating to the priority of the Liens securing the First Lien Obligations as provided in Sections 2.1 and 3.1 or provisions with respect to the exercise of remedies.  Until the Discharge of First Lien Obligations, neither the Second Lien Collateral Agent nor any Second Lien Claimholder will assert any marshaling, appraisal, valuation or other similar right with respect to the Collateral that may otherwise be available to a junior secured creditor.  The Second Lien Collateral Agent, for itself and on behalf of each Second Lien Claimholder, agrees that it will not (and hereby waives any right to), directly or indirectly, contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the amount of the First Lien Obligations.

2.3                               No New Liens.   So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor, the parties hereto agree that the Company shall not, and shall not permit any other Obligor to:

(a)                         grant or permit any additional Liens on any asset or property to secure any Second Lien Obligation unless it has granted or concurrently grants a Lien on such asset or property to secure the First Lien Obligations, the parties hereto agreeing that any such Lien shall be subject to Section 2.1 hereof; or

(b)                         grant or permit any additional Liens on any asset or property to secure any First Lien Obligations unless it has granted or concurrently grants a Lien on such asset or property to secure the Second Lien Obligations.

To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to the First Lien Collateral Agent and/or the First Lien Claimholders, the Second Lien Collateral Agent, on behalf of Second Lien Claimholders, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.3 shall be subject to Section 4.2.

2.4                               Similar Liens and Agreements.  The parties hereto agree that it is their intention that the First Lien Collateral and the Second Lien Collateral be identical except as set forth in clause (b) below.  In furtherance of the foregoing and of Section 8.9, the parties hereto agree, subject to the other provisions of this Agreement:

(a)        upon request by the First Lien Collateral Agent or the Second Lien Collateral Agent, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the First Lien Collateral and the Second Lien Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the First Lien Credit Documents and the Second Lien Notes Documents; and

(b)        that  the  documents  and  agreements  creating  or  evidencing  the  First  Lien Collateral and the Second Lien Collateral and guarantees for the First Lien Obligations and the Second Lien Obligations shall be in all material respects the same forms of documents other than with respect to (i) the first lien and the second lien nature of the Obligations thereunder and (ii) the delivery of Collateral, the security interest in which may be perfected only by possession or control by a single person of such Collateral prior to the Discharge of First Lien Obligations.

SECTION  3.                      Enforcement.

3.1                       Exercise of Remedies.

(a)                         Until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor, the Second Lien Collateral Agent and the Second Lien Claimholders:

(1)                           will not commence or maintain, or seek to commence or maintain, any Enforcement Action or otherwise exercise any rights or remedies (including set-off, recoupment  and  the  right  to  credit  bid)  with  respect  to  the  Collateral  (or  Subject Interests);   provided   that  the   Second   Lien   Collateral   Agent   may  commence   an Enforcement Action or otherwise exercise any or all such rights or remedies with respect to the Collateral if (a) following an Event of Default under (and as defined in) the First Lien Credit Documents, the First Lien Collateral Agent is not diligently pursuing rights and remedies with respect to a material portion of the Collateral in good faith, and (b) the following shall have occurred (i) an Event of Default shall have occurred under (and as defined in) the Second Lien Notes Documents, (ii) the Second Lien Collateral Agent shall have given written notice to the First Lien Collateral Agent (a “Specified Notice”) (A) of such declaration of an Event of Default under the Second Lien Notes Documents and (B) that the Second Lien Collateral Agent has determined in good faith that the First Lien Collateral Agent is not so diligently pursuing its rights and remedies with respect to a material portion of the Collateral in good faith and (iii) a period of 180 days shall have passed since the date the First lien Collateral Agent received the Specified Notice (the “Standstill  Period”); provided further that, notwithstanding anything herein to the contrary, (x) in no event shall the Second Lien Collateral Agent or any Second Lien Claimholder exercise any rights or remedies with respect to the Collateral if, notwithstanding the expiration of the Standstill Period, the First Lien Collateral Agent or First Lien Claimholders shall have commenced and, in good faith, be diligently pursuing an Enforcement Action or other exercise of their rights or remedies in each case with respect to all or any material portion of the Collateral or if any Insolvency or Liquidation Proceeding is pending with respect to any Obligor at such time (and the Standstill Period shall be tolled during any such Insolvency or Liquidation Proceeding), and (y) in no event shall any Enforcement Action or such exercise of rights or remedies with respect to the Collateral by the Second Lien Collateral Agent or any Second Lien Claimholder affect the priority and other rights of the First Lien Collateral Agent set forth in this Agreement;

(2)                            will not contest, protest or object to any foreclosure proceeding or action brought by the First Lien Collateral Agent or any First Lien Claimholder or any other exercise by the First Lien Collateral Agent or any First Lien Claimholder of any rights and remedies relating to the Collateral under the First Lien Credit Documents or otherwise; and

(3)                            subject to their rights under clause (a)(1) above, will not object to the forbearance by the First Lien Collateral Agent or the First Lien Claimholders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral.

(b)                           Until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor, subject to Section 3.1(a)(1), the First Lien Collateral Agent and the First Lien Claimholders shall have the exclusive right to commence and maintain an Enforcement Action or otherwise enforce rights, exercise remedies (including set-off, recoupment and the right to credit bid) with respect to Collateral and, subject to Section 5.1, to make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Second Lien Collateral Agent or any Second Lien Claimholder; provided, that any proceeds received by the First Lien Collateral Agent in excess of those necessary to achieve a Discharge  of  First  Lien  Obligations  are  distributed  in  accordance  with  Section  4.1.     In

commencing or maintaining any Enforcement Action or otherwise exercising rights and remedies with respect to the Collateral, the First Lien Collateral Agent and the First Lien Claimholders may enforce the provisions of the First Lien Credit Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion and without consultation with or the consent of the Second Lien Collateral Agent or any Second Lien Claimholder and regardless of any provision in the Second Lien Notes Documents or whether any such exercise is adverse to the interest of any Second Lien Claimholder.  Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the UCC and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(c)                                                         Notwithstanding  the  foregoing,  the  Second  Lien  Collateral  Agent  and  any Second Lien Claimholder may:

(1)                          file a claim or statement of interest with respect to the Second Lien Obligations; provided that an Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor;

(2)                          take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Obligations, or the rights of any First Lien Collateral Agent or the First Lien Claimholders to exercise remedies in respect thereof and not otherwise in contravention of the terms of this Agreement) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection of, its Lien on the Collateral;

(3)                          file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Claimholders, including any claims secured by the Collateral, if any, in each case in accordance with the terms of this Agreement;

(4)                                 vote on any plan of reorganization that is consistent in all respects with Section 6.11; and

(5)                          exercise any of its rights or remedies with respect to the Collateral after the termination of the Standstill Period to the extent permitted by Section 3.1(a)(1).

The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that it will not take or receive any Collateral (or any Subject Interests) or any proceeds of Collateral (or of Subject Interests) in connection with the exercise of any right or remedy (including set-off and recoupment) with respect to any Collateral in its capacity as a creditor, unless and until the Discharge of First Lien Obligations has occurred.  Without limiting the generality of the foregoing, unless and until the Discharge of First Lien Obligations has occurred, except as expressly provided in Sections 3.1(a), 3.1(e), 6.3(b) and this Section 3.1(c), the sole right of the Second Lien Collateral Agent and the Second Lien Claimholders with respect to the Collateral is to hold a Lien on the Collateral pursuant to the Second Lien  Collateral Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of First Lien Obligations has occurred.

(d)                               Subject to Sections 3.1 (a) and (c) and Section 6.3(b):

(1)        the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, agrees that the Second Lien Collateral Agent and the Second Lien Claimholders will not take any action that would hinder any exercise of remedies under the First Lien Credit Documents or is otherwise prohibited hereunder, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise;

(2)        the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, hereby waives any and all rights it or the Second Lien Claimholders may have as a junior lien creditor or otherwise to object to the manner in which the First Lien Collateral Agent or the First Lien Claimholders seek to enforce or collect the First Lien Obligations or the Liens securing the First Lien Obligations granted in any of the First  Lien  Collateral  undertaken  in  accordance  with  this  Agreement,  regardless  of whether any action or failure to act by or on behalf of the First Lien Collateral Agent or First Lien Claimholders is adverse to the interest of the Second Lien Claimholders; and

(3)        the Second Lien Collateral Agent hereby acknowledges and agrees that no covenant, agreement or restriction contained in the Second Lien Collateral Documents or any other Second Lien Notes Document (other than this Agreement) shall be deemed to restrict in any way the rights and remedies of the First Lien Collateral Agent or the First Lien Claimholders with respect to the Collateral as set forth in this Agreement and the First Lien Credit Documents.

(e)        The  Second  Lien  Collateral  Agent  may  exercise  rights  and  remedies  as  an unsecured creditor against the Company or any other Obligor that has guaranteed the Second Lien Obligations in accordance with the terms of the applicable Second Lien Notes Documents and applicable law, in each case to the extent not inconsistent with, or prohibited by, the provisions of this  Agreement.    Nothing  in  this  Agreement  shall  prohibit  the  receipt  by  the  Second  Lien Collateral Agent or any other Second Lien Claimholder of the required payments of interest and principal so long as such receipt is not the direct or indirect result of (a) the exercise by the Second Lien Collateral Agent of rights or remedies as a secured creditor in respect of any Collateral securing any Second Lien Obligations (including any right of set off) or (b) enforcement in contravention of this Agreement of any Lien in respect of any Second Lien Obligations.  In the event that the Second Lien Collateral Agent becomes a judgment lien creditor or other secured creditor in respect of any Collateral or securing any Second Lien Obligations as a result of its enforcement of its rights as an unsecured creditor in respect of any Second Lien Obligations or otherwise, such judgment or other lien shall be subordinated to the Liens securing the First Lien Obligations on the same basis as the other Liens securing the Second Lien Obligations are so subordinated to such Liens securing the First Lien Obligations under this Agreement.  Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies that the First Lien Collateral Agent or any First Lien Claimholder may have with respect to the collateral securing any First Lien Obligations.

(f)         During a Standstill Period, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that, unless and until the Discharge of First Lien Obligations has occurred, it will not commence, or join with any Person in commencing, any enforcement, collection, involuntary petition, execution, levy or foreclosure action or proceeding (including any Insolvency or Liquidation Proceeding) with respect to any Lien held by it under the Second Lien Collateral Documents or any other Second Lien Notes Document or otherwise.

3.2                               Actions Upon Breach; Specific Performance.

(a)        If any Second Lien Claimholder, in contravention of the terms of this Agreement, in any way take, attempt to or threaten to take any action with respect to the Collateral (including any Enforcement Action and any attempt to realize upon or enforce any remedy with respect to this Agreement), or fail to take any action required by this Agreement, this Agreement shall create an irrebuttable presumption and admission by such Second Lien Claimholder that relief against such Second Lien Claimholder by injunction, specific performance and/or other appropriate  equitable  relief  is  necessary  to  prevent  irreparable  harm  to  the  First  Lien Claimholders, it being understood and agreed by the Second Lien Collateral Agent on behalf of each Second Lien Claimholder that (i) the First Lien Claimholders’ damages from its actions may at  that  time  be  difficult  to  ascertain  and  may  be  irreparable,  and  (ii)  each  Second  Lien Claimholder waives any defense that the Obligors and/or the First Lien Claimholders cannot demonstrate damage and/or be made whole by the awarding of damages.

(b)        If the Second Lien Collateral Agent or any other Second Lien Claimholder, contrary to this Agreement, commences or participates in any action or proceeding against any Obligor or the Collateral, the First Lien Collateral Agent may intervene and interpose such defense or plea in its or their name or in the name of such Obligor.

(c)       The First Lien Collateral Agent may demand specific performance of this Agreement.   The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by the First Lien Collateral Agent or the First Lien Claimholders.

SECTION  4.                      Payments.

4.1        Application of Proceeds.  So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor, Collateral (or Subject Interests) or proceeds thereof received in connection with any Enforcement Action or other disposition of, sale of, or collection on, such Collateral (or Subject Interests) upon the exercise of remedies by the First Lien Collateral Agent or First Lien Claimholders shall be applied by the First Lien Collateral Agent to the First Lien Obligations in such order as specified in the relevant First Lien Credit Documents; provided that any non-cash Collateral or non-cash proceeds will be held by the First Lien Collateral Agent as Collateral unless the failure to apply such amounts would be commercially unreasonable; provided further that the Liens securing the Second Lien Obligations shall attach to such non-cash Collateral or non-cash proceeds thereof prior to the application thereof to the First Lien Obligations pursuant to this Section 4.1.  Upon the Discharge of First Lien Obligations, the First Lien Collateral Agent shall promptly deliver to the Second Lien Collateral Agent any Collateral (or Subject Interests) and proceeds of Collateral (or Subject Interests) held by it in the same form as received, with any necessary endorsements to the Second Lien Collateral Agent, or as a court of competent jurisdiction may otherwise direct, to be applied by the Second Lien Collateral Agent to the Second Lien Obligations in such order as specified in the Second Lien Notes Documents.

4.2        Payments Over.

(a)        So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Obligor, any Collateral or proceeds thereof (including (i) any Subject Interests, or any proceeds thereof, and (ii) assets or proceeds subject to Liens referred to in the final sentence of Section 2.3) received by the Second Lien Collateral Agent or any Second Lien Claimholders in connection with any Enforcement Action or other exercise of any right or remedy relating to the

Collateral (or Subject Interests) in all cases shall be segregated and held in trust and forthwith paid over to the First Lien Collateral Agent for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.  The First Lien Collateral Agent is hereby authorized to make any such endorsements as agent for the Second Lien Collateral Agent or any such Second Lien Claimholders.    This  authorization  is  coupled  with  an  interest  and  is  irrevocable  until  the Discharge of First Lien Obligations.

(b)        So long as the Discharge of First Lien Obligations has not occurred, if in any Insolvency or Liquidation Proceeding the Second Lien Collateral Agent or any Second Lien Claimholders shall receive any distribution of money or other property (including any securities) in respect of the Collateral, such money or other property shall be segregated and held in trust and forthwith  paid  over  to  the  First  Lien  Collateral  Agent  for  the  benefit  of  the  First  Lien Claimholders in the same form as received, with any necessary endorsements.  Any Lien received by the Second Lien Collateral Agent or any Second Lien Claimholders in any Insolvency or Liquidation Proceeding shall be subject to the terms of this Agreement.

4.3        Non-Lienable Assets.  Notwithstanding anything to the contrary contained here- in, with respect to (i) the right, title and interest of any Obligor in Equity Interests in a CFC or FSHCO (“CFC Interests”), (ii) the right, title and interest of any Obligor in any Excluded Property and (iii) any assets, licenses, rights, or privileges of any Obligor that are incapable of being the subject of a Lien in favor of the First Lien Collateral Agent or Second Lien Collateral Agent (including because of restrictions under applicable law, the nature of the rights, title or interests of such Obligor or the absence of a consent to such Lien by a third party or otherwise by agreement of such Obligor and First Lien Collateral Agent), irrespective of whether the applicable First Lien Credit Documents and Second Lien Notes Documents attempt (or purport) to encumber such assets, licenses, rights, or privileges (the “Inalienable Interests” and, together with CFC Interests and Excluded Property, the “Subject  Interests”), the First Lien Collat- eral Agent and the Second Lien Collateral Agent agree that any distribution or recovery the First Lien Collateral Agent, or the other First Lien Claimholders, or Second Lien Collateral Agent, or the other Sec- ond Lien Claimholders, may receive with respect to, or that is allocable to, the value of any such Subject Interests, or any proceeds thereof, whether received in their capacity as unsecured creditors or otherwise, shall be turned over and applied in accordance with Sections 4.1 and 4.2 as if such distribution or recov- ery were, or were on account of, Collateral or the proceeds of Collateral.

SECTION  5.                      Other Agreements.

5.1                               Releases.

(a)                               If in connection with:

(i)         any Enforcement Action by the First Lien Collateral Agent or any other exercise of the First Lien Collateral Agent’s remedies in respect of the Collateral,

(ii)        any sale, lease, exchange, transfer or other disposition of any Collateral by any Obligor permitted under the terms of the First Lien Credit Documents (whether or not an Event of Default thereunder, and as defined therein, has occurred and is continuing) and not expressly prohibited under the terms of the Second Lien Notes Documents, or

(iii)       any agreement between the First Lien Collateral Agent and the Company or any other Obligor to release the First Lien Collateral Agent’s Lien on any portion of the Collateral or to release any Obligor from its obligations under its guaranty of the First Lien Obligations (other than in connection with an Enforcement Action or other exercise of the First Lien Collateral Agent’s remedies in respect of the Collateral),

the First Lien Collateral Agent, for itself or on behalf of any of the First Lien Claimholders, in any such case, releases any of its Liens on any part of the Collateral, or releases any Guarantor from its obligations under its guaranty of the First Lien Obligations or the equity interests of any Person are foreclosed upon or otherwise disposed of and the First Lien Collateral Agent releases its Lien on the property or assets of such Person, then the Liens, if any, of the Second Lien Collateral Agent, for itself or for the benefit of the Second Lien Claimholders, on such Collateral, and the obligations of such Guarantor under its guaranty of the Second Lien Obligations, shall be automatically, unconditionally and simultaneously released; provided that (A) the net proceeds of such Collateral are applied pursuant to Section 4.1 and (B) no release of the Liens securing the Second Lien Obligations with respect to any Collateral will be deemed to have occurred upon the Discharge of First Lien Obligations.  The Company shall provide prompt notice to the Second Lien Collateral Agent after the occurrence of any release pursuant to this Section 5.1; provided that the failure to give such notice, or any defect therein, shall not impair or affect the validity of any such release.  The Second Lien Collateral Agent, for itself or on behalf of any such Second Lien Claimholders, promptly shall execute and deliver to the First Lien Collateral Agent or such Guarantor such termination statements, releases and other documents as the First Lien Collateral Agent or such Obligor may request to effectively confirm such release.

(b)        Until the Discharge of First Lien Obligations occurs, the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, hereby irrevocably constitutes and appoints the First Lien Collateral Agent and any officer or agent of the First Lien Collateral Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Second Lien Collateral Agent or such holder or in the First Lien Collateral Agent’s own name, from time to time in the First Lien Collateral Agent’s discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary to accomplish the purposes of this Section 5.1, including any endorsements or other instruments of transfer or release.  This power is coupled with an interest and is irrevocable until the Discharge of First Lien Obligations.

(c)        Until the Discharge of First Lien Obligations occurs, to the extent that the First Lien Collateral Agent or the First Lien Claimholders (i) have released any Lien on Collateral or any Guarantor from its obligation under its guaranty and any such Liens or guaranty are later reinstated or (ii) obtain any new first priority liens or additional guarantees from any Guarantor, then the Second Lien Collateral Agent, for itself and for the Second Lien Claimholders, shall be granted a Lien on any such Collateral, subject to the lien subordination provisions of this Agreement, and an additional guaranty, as the case may be.

5.2      Insurance.   The First Lien Collateral Agent (on behalf of the First Lien Claimholders) shall be named as first loss payee under all insurance policies maintained from time to time by any Obligor to the extent required by the First Lien Credit Documents and the Second Lien Collateral Agent (on behalf of itself and the Second Lien Claimholders) shall be named as the second loss payee on such  policies  of  insurance  (to  the  extent  covering  the  Second  Lien  Collateral).    The  Second  Lien Collateral Agent shall be named as an additional insured on all liability insurance policies maintained from time to time by any Obligor on which the First Lien Collateral Agent is an additional insured. Unless and until the Discharge of First Lien Obligations has occurred, the First Lien Collateral Agent and the First Lien Claimholders shall have the sole and exclusive right, subject to the rights of the Obligors under  the  First  Lien  Credit  Documents,  to  adjust  settlement  for  any  insurance  policy  covering  the

Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral.  Unless and until the Discharge of First Lien Obligations has occurred, and subject to the rights of the Obligors under the First Lien Credit Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the Collateral shall be paid to the First Lien Collateral Agent for the benefit of the First Lien Claimholders pursuant to the terms of the First Lien Credit  Documents  and  thereafter,  to  the  extent  the  Discharge  of  First  Lien  Obligations  shall  have occurred, and subject to the rights of the Obligors under the Second Lien Notes Documents, to the Second Lien Collateral Agent for the benefit of the Second Lien Claimholders to the extent required under the Second Lien Notes Documents and then, upon the Discharge of Second Lien Obligations, to the owner of the subject property, such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct.  Until the Discharge of First Lien Obligations has occurred, if the Second Lien Collateral Agent or any Second Lien Claimholders shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, it shall segregate and hold in trust and forthwith pay such proceeds over to the First Lien Collateral Agent in accordance with the terms of Section 4.2.

5.3        Amendments to Security Documents.   In  the event the First Lien Collateral Agent or any First Lien Claimholder and the relevant Obligor enter into any amendment, waiver or consent in respect of any of the First Lien Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First Lien Collateral Document or changing in any manner the rights of the First Lien Collateral Agent, such First Lien Claimholder, the Company or any other Obligor thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of the Comparable Second Lien Collateral Documents without the consent of the Second Lien Collateral Agent or the Second Lien Claimholder and without any action by the Second Lien Collateral Agent, the Company or any other Obligor, provided that, (A) no such amendment, waiver or consent shall have the effect of (i) removing assets subject to the Lien of the Second Lien Collateral Documents, except to the extent that a release of such Lien is permitted by Section 5.1 of this Agreement and provided that there is a corresponding release of the Lien securing the First Lien Obligations, (ii) imposing duties on the Second Lien Collateral Agent without its consent, (iii) materially adversely affecting the rights of the Second Lien Collateral Agent   and the Second Lien Claimholders  or their interests in the Collateral to a greater extent than the First Lien Claimholders in a like or similar manner (other than by virtue of their relative priorities hereunder) or (iv) permitting other Liens on the Collateral not permitted under the terms of the Second Lien Notes Documents or Section 6 hereof and (B) notice of such amendment, waiver or consent shall have been given to the Second Lien Collateral Agent by the Company within ten (10) Business Days after the effective date of such amendment, waiver or consent.

5.4        Confirmation  of  Subordination  in  Second  Lien  Collateral  Documents.    The Company and the Second Lien Collateral Agent, on behalf of the Second Lien Claimholders, agree that each Second Lien Collateral Document shall include the following language (or language to similar effect approved by the First Lien Collateral Agent):

“Notwithstanding anything herein to the contrary, the priority of the lien and security interest granted to the Second Lien Collateral Agent pursuant to this Agreement and the exercise of any right or remedy by the Second Lien Collateral Agent hereunder are subject to the provisions of the Intercreditor Agreement, dated as of [            ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”),  between [DLLC2], as First Lien Collateral Agent, and The Bank of New York Mellon, as Second Lien Collateral Agent, and certain other persons party or that may become party thereto from time to time.  In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control.”

5.5        Gratuitous Bailee/Agent for Perfection.

(a)        The First Lien Collateral Agent agrees to hold that part of the Collateral that is in its possession or control (or in the possession or control of its agents or bailees) to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC (such Collateral being the “Pledged Collateral”) as collateral agent for the benefit of and on behalf of the First Lien Claimholders and as gratuitous bailee for the benefit of and on behalf of the Second Lien Collateral Agent and the Second Lien Claimholders (such bailment being intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee solely for the purpose of perfecting the security interest granted under the First Lien Credit Documents and the Second Lien Notes Documents, respectively, subject to the terms and conditions of this Section 5.5.  Solely with respect to any deposit accounts under the control (within the meaning of Section 9-104 of the UCC) of the First Lien Collateral Agent, the First Lien Collateral Agent agrees to also hold control over such deposit accounts as gratuitous agent for the benefit of the Second Lien Collateral Agent and the Second Lien Claimholders, subject to the terms and conditions of this Section 5.5.

(b)        The First Lien Collateral Agent shall have no obligation whatsoever to the First Lien Claimholders, the Second Lien Collateral Agent or any Second Lien Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Obligors or to preserve rights or benefits of any Person except as expressly set forth in this Section 5.5.   The duties or responsibilities of the First Lien Collateral Agent under this Section 5.5 shall be limited solely to holding the Pledged Collateral as bailee (and with respect to deposit accounts, agent) in accordance with this Section 5.5 and delivering the Pledged Collateral upon a Discharge of First Lien Obligations as provided in paragraph (d) below.

(c)        The  First  Lien  Collateral  Agent  shall  not  have  by  reason  of  the  First  Lien Collateral Documents, the Second Lien Collateral Documents, this Agreement or any other document a fiduciary relationship in respect of the First Lien Claimholders, the Second Lien Collateral Agent or any Second Lien Claimholder and the Second Lien Collateral Agent and the Second Lien Claimholders hereby waive and release the First Lien Collateral Agent from all claims and liabilities arising pursuant to the First Lien Collateral Agent’s role under this Section 5.5 as gratuitous bailee and gratuitous agent with respect to the Pledged Collateral.   It is understood and agreed that the interests of the First Lien Collateral Agent and the Second Lien Collateral Agent may differ and the First Lien Collateral Agent shall be fully entitled to act in its own interest without taking into account the interests of the Second Lien Collateral Agent or Second Lien Claimholders.

(d)        Upon  the  Discharge  of  First  Lien  Obligations  under  the  First  Lien  Credit Documents to which the First Lien Collateral Agent is a party, the First Lien Collateral Agent shall (i) promptly deliver the remaining Pledged Collateral in its possession (if any) together with any necessary endorsements (such endorsement shall be without recourse and without any representation or warranty), first, to the Second Lien Collateral Agent to the extent Second Lien Obligations remain outstanding, and second, to the Company to the extent no First Lien Obligations or Second Lien Obligations remain outstanding (in each case, so as to allow such Person to obtain possession or control of such Pledged Collateral), and (ii) take all other action reasonably requested by the Second Lien Collateral Agent at the expense of the Second Lien Claimholders or the Company in connection with the Second Lien Collateral Agent obtaining a first-priority  interest  in  the  Pledged  Collateral  or  as  a  court  of  competent  jurisdiction  may otherwise direct.

5.6       When Discharge of First Lien Obligations Deemed to Not Have Occurred.  If at any time in connection with or after the Discharge of First Lien Obligations, the Company either in connection therewith or thereafter enter into any Refinancing of any First Lien Credit Document evidencing a First Lien Obligation, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken as a result of the occurrence of such first Discharge of First Lien Obligations), and, from and after the date on which the New First Lien Debt Notice (defined below) is delivered to the Second Lien Collateral Agent in accordance with the next sentence, the obligations under such Refinancing of the First Lien Credit Document shall automatically be treated as First Lien Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth herein, and the New Agent (defined below) under such First Lien Credit Documents shall be the First Lien Collateral Agent for all purposes of this Agreement.  Upon receipt of a notice (the “New First  Lien Debt  Notice”) stating that the Company have entered into a new First Lien Credit Document (which notice shall include the identity of the new first lien collateral agent, such agent, the “New Agent”), the Second Lien Collateral Agent shall promptly (a) enter into such documents and agreements (including amendments or supplements to this Agreement) as the Company or such New Agent shall reasonably request in order to provide to the New Agent the rights contemplated hereby, in each case consistent in all material respects with the terms of this Agreement and (b) deliver to the New Agent any Pledged Collateral held by it together with any necessary endorsements (or otherwise allow the New Agent to obtain control of such Pledged Collateral).   The New Agent shall agree in a writing addressed to the Second Lien Collateral Agent and the Second Lien Claimholders to be bound by the terms of this Agreement.  If the new First Lien Obligations under the new First Lien Credit Documents are secured by assets of the Obligors constituting Collateral that do not also secure the Second Lien Obligations, then the Second Lien Obligations shall be secured at such time by a second priority Lien on such assets to the same extent provided in the Second Lien Collateral Documents and this Agreement.

5.7      Purchase Option.   Without prejudice to the enforcement of the First Lien Claimholders remedies, the First Lien Claimholders agree that following (i) an acceleration of the First Lien Obligations in accordance with the terms of the First Lien Credit Agreement, (ii) a payment default under the First Lien Credit Agreement that has not been cured (or waived by the First Lien Claimholders) within 60 days of the occurrence thereof, (iii) the commencement of any Insolvency or Liquidation Proceeding or (iv) the exercise of any Enforcement Action by the First Lien Claimholders in respect of a material portion of the Collateral  (each, a “Purchase Event”),  the Second Lien Claimholders may, at their sole expense and effort, upon notice from the Second Lien Collateral Agent at the direction of such Second Lien Claimholders to the Company and the First Lien Collateral Agent, irrevocably elect to acquire from the First Lien Claimholders, without warranty or representation or recourse (other than representation as to title) from or to the First Lien Claimholders, all (but not less than all) of the First Lien Obligations and all rights of the First Lien Claimholders under the First Lien Credit Documents; provided that (w) any such purchase option must be exercised within 30 days after the initial occurrence of any Purchase Event, (x) the First Lien Collateral Agent and the First Lien Claimholders shall retain all rights to be indemnified or to be held harmless by the Obligors in accordance with the terms of the First Lien Credit Documents, (y) such assignment shall not conflict with any law, rule or regulation or order of any court or other governmental authority having jurisdiction, and (z) the Second Lien Claimholders shall have  paid  to  the  First  Lien  Collateral  Agent,  for  the  account  of  the  First  Lien  Claimholders,  in immediately available funds, an amount equal to 100% of the principal of such Indebtedness plus all accrued and unpaid interest thereon plus all accrued and unpaid fees (including reasonable attorney’s fees and costs) and premiums (including the Prepayment Premium (as defined in the First Lien Credit Agreement), if applicable, as if the First Lien Obligations were being optionally prepaid upon such purchase) and any breakage costs and expenses plus all the other First Lien Obligations then outstanding. In order to effectuate the foregoing, the First Lien Collateral Agent shall calculate, upon the written request of the Second Lien Collateral Agent from time to time, the amount in cash that would be necessary to so purchase the First Lien Obligations.  If the right set forth in this Section 5.7 is exercised: (1) the parties shall endeavor to close promptly thereafter but in any event within ten (10) Business Days of the notice set forth in the first sentence of this Section 5.7, and (2) such purchase of the First Lien Obligations shall be exercised pursuant to documentation mutually and reasonably acceptable to each of the First Lien Collateral Agent and the Second Lien Collateral Agent.  In the event that any one or more of the Second Lien Claimholders exercises the purchase option set forth in this Section 5.7: (A) the First Lien Collateral Agent shall have the right, but not the obligation, to immediately resign under the First Lien Credit Documents upon the closing of such purchase and (B) the purchasing Second Lien Claimholders shall have the right, but not the obligation, to require the First Lien Collateral Agent to immediately resign under the First Lien Credit Documents upon the closing of such purchase.

5.8        Second-Priority Collateral Agent as Gratuitous Bailee/Agent for Perfection.

(a)        Upon  the  Discharge  of  First  Lien  Obligations,  the  Second  Lien  Collateral Agent agrees to hold the Pledged Collateral as collateral agent for the benefit of and on behalf of the Second  Lien  Claimholders  (such  bailment  being  intended,  among  other  things,  to  satisfy  the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee solely for the purpose of perfecting the security interest granted under the Second Lien Notes Documents, subject to the terms and conditions of this Section 5.8.   Solely with respect to any deposit accounts under the control (within the meaning of Section 9-104 of the UCC) of the Second Lien Collateral Agent, the Second Lien Collateral Agent agrees to also hold control over such deposit accounts as gratuitous agent for the benefit of the Second Lien Claimholders, subject to the terms and conditions of this Section 5.8.

(b)        The Second Lien Collateral Agent shall have no obligation whatsoever to any Second Lien Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Obligors or to preserve rights or benefits of any Person except as expressly set forth in this Section 5.8. The duties or responsibilities of the Second Lien Collateral Agent under this Section 5.8 shall be limited solely to holding the Pledged Collateral as bailee (and with respect to deposit accounts, agent) in accordance with this Section 5.8 and delivering the Pledged Collateral upon a Discharge of First Lien Obligations as provided in paragraph (d) below.

(c)        The Second Lien Collateral Agent shall not have by reason of the Second Lien Collateral Documents, this Agreement or any other document a fiduciary relationship in respect of any Second Lien Claimholder and the Second Lien Claimholders hereby waive and release the Second Lien Collateral Agent from all claims and liabilities arising pursuant to the Second Lien Collateral Agent’s role under this Section 5.8 as gratuitous bailee and gratuitous agent with respect to the Pledged Collateral.

(d)        Upon the Discharge of Second Lien Obligations under the Second Lien Notes Documents to which the Second Lien Collateral Agent is a party, the Second Lien Collateral Agent shall promptly deliver the remaining Pledged Collateral in its possession (if any) together with any necessary endorsements (such endorsement shall be without recourse and without any representation or warranty) to the Company (so as to allow the Company to obtain possession or control of such Pledged Collateral).   The Company shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify the Second Lien Collateral Agent for any loss or damage suffered by the Second Lien Collateral Agent as a result of such transfer except for any loss or damage suffered  by  the  Second  Lien  Collateral  Agent  as  a  result  of  its  own  willful  misconduct,  gross negligence or bad faith as determined by a final non-appealable judgment of a court of competent jurisdiction.

SECTION  6.                      Insolvency or Liquidation Proceedings.

6.1        Finance and Sale Issues.   Until the Discharge of First Lien Obligations has occurred, if the Company or any other Obligor shall be subject to any Insolvency or Liquidation Proceeding and the First Lien Collateral Agent (at the direction of the First Lien Administrative Agent, acting at the direction of the “Requisite Lenders”, as defined in the First Lien Credit Agreement) shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code), on which the First Lien Collateral Agent or any other creditor has a Lien or to permit the Company or any other Obligor to obtain financing, whether from the First Lien Claimholders or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”),  then the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that (i) it will consent to such Cash Collateral use or such DIP Financing and will not be entitled to raise (and will not raise or support any Person in raising), but instead shall be deemed to have hereby irrevocably and absolutely waived, any objection, and shall not otherwise in any manner be entitled to oppose or support any Person in opposing, such Cash Collateral use or such DIP Financing, (ii) it will not request adequate protection in connection therewith (unless (A) such adequate protection is on the form of a replacement lien, (B) the First Lien Collateral Agent is granted a senior lien on such adequate protection lien and (C) such adequate protection lien is subordinated to the adequate protection requested by the First Lien Collateral Agent, in each case, to the same extent as the Second Lien Obligations are subordinated to the First  Lien  Obligations)  and  (iii)  to  the  extent  the  Liens  securing  the  First  Lien  Obligations  are subordinated to or pari passu with such DIP Financing, the Second Lien Collateral Agent will subordinate its Liens in the Collateral to (x) the Liens securing such DIP Financing (and all Obligations relating thereto), (y) any adequate protection Liens provided to the First Lien Claimholders, and (z) to any “carve- out” for professional and United State Trustee fees agreed to by the First Lien Claimholders, in the case of clauses (x) and (y), on the same basis as the Liens securing the Second Lien Obligations are so subordinated to Liens securing the First Lien Obligations under this Agreement.   No Second Lien Claimholder may provide DIP Financing to the Company or other Obligor.  The Second Lien Collateral Agent on behalf of the Second Lien Claimholders, agrees that it will raise no objection or oppose a motion to sell or otherwise dispose of any Collateral free and clear of its Liens or other claims under Section 363 of the Bankruptcy Code if the requisite First Lien Claimholders have consented to such sale or disposition of such assets.

6.2       Relief from the Automatic Stay.  Until the Discharge of First Lien Obligations has occurred, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that none of them shall: (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the First Lien Collateral Agent or (ii) oppose any request by the First Lien Collateral Agent for relief from such stay.    The obligations of this Section 6.2 shall not apply after the Discharge of First Lien Obligations has occurred.

6.3       Adequate Protection.

(a)       The Second  Lien  Collateral  Agent, on  behalf  of itself  and  the  Second  Lien Claimholders, agrees that none of them shall contest (or support any other Person contesting):

(1)       any  request  by  the  First  Lien  Collateral  Agent  or  the  First  Lien Claimholders for “adequate protection” under any Bankruptcy Law;

(2)       any objection by the First Lien Collateral Agent or the First Lien Claimholders  to  any  motion,  relief,  action  or  proceeding  based  on  the  First  Lien Collateral Agent or the First Lien Claimholders claiming a lack of adequate protection; or

(3)        the payment of interest, fees, expenses or other amounts to the First Lien Collateral Agent or any other First Lien Claimholder under Section 506(b) or 506(c) of the Bankruptcy Code or otherwise.

(b)                                Notwithstanding the foregoing provisions in this Section 6.3, in any Insolvency or Liquidation Proceeding:

(1)        if the First Lien Claimholders (or any subset thereof)  is granted adequate protection in the form of additional or replacement collateral in connection with any Cash Collateral use or DIP Financing, then the Second Lien Collateral Agent, on behalf of itself or any of the Second Lien Claimholders, may seek or request adequate protection in the form of a Lien on such additional or replacement Collateral, which Lien will be subordinated to the adequate protection and other Liens securing the First Lien Obligations and such Cash Collateral use or DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second Lien Obligations are so subordinated to the First Lien Obligations under this Agreement; and

(2)        The Second Lien Collateral Agent and Second Lien Claimholders shall only be permitted to seek adequate protection with respect to their rights in the Collateral in any Insolvency or Liquidation Proceeding in the form of (A) additional collateral; provided that, as adequate protection for the First Lien Obligations, the First Lien Collateral Agent, on behalf of the First Lien Claimholders, is also granted a Lien on such additional collateral senior to that granted to the Second Lien Claimholders; (B) replacement Liens on the Collateral; provided that, as adequate protection for the First Lien  Obligations,  the First  Lien  Collateral  Agent,  on  behalf  of  the  First  Lien Claimholders, is also granted replacement Liens on the Collateral senior to that granted to the Second Lien Claimholders; and (C) an administrative expense claim; provided that, as adequate protection for the First Lien Obligations, the First Lien Collateral Agent, on behalf of the First Lien Claimholders, is also granted an administrative expense claim which  is  senior  and  prior  to  the  administrative  expense  claim  of  the  Second  Lien Collateral Agent and the Second Lien Claimholders and the Second Lien Collateral Agent on behalf of itself and each of the Second Lien Claimholders agrees, pursuant to Section 1129(a)(9) of the Bankruptcy Code, that any such junior superpriority administrative expense claims (including any claim arising under 507(b) of the Bankruptcy Code) granted to the Second Lien Claimholders as adequate protection in accordance with this Section 6.3 may be paid under any plan of reorganization in any combination of cash, debt, equity or other property having a value on the effective date of such plan equal to the allowed amount of such claims.  If any Second Lien Claimholder receives adequate protection payments in an Insolvency or Liquidation Proceeding (“Second Lien Adequate  Protection Payments”),  and the First Lien Claimholders do not receive payment in full in cash of all First Lien Obligations upon the effectiveness of the  plan  of  reorganization  for,  or  conclusion  of,  that  Insolvency  or  Liquidation Proceeding, then, each Second Lien Claimholders shall, if requested by the First Lien Administrative Agent at the direction of the Requisite Lenders (as defined in the First Lien Credit Agreement), pay over to the First Lien Claimholders an amount equal to the lesser of (i) the Second Lien Adequate Protection Payments received by such Second Lien Claimholders and (ii) the amount of the short-fall in payment in full in cash of the

First Lien Loan Obligations.  Notwithstanding anything herein to the contrary, the First Lien Claimholders shall not be deemed to have consented to, and expressly retain their rights to object to the grant of adequate protection in the form of cash payments to the Second Lien Claimholders made pursuant to the foregoing Section 6.3(b).

(c)         The Second Lien Collateral Agent, for itself and on behalf of the other Second Lien Claimholders, agrees that notice of a hearing to approve DIP Financing or use of Cash Collateral on an interim basis shall be adequate if delivered to the Second Lien Collateral Agent at least five (5) Business Days in advance of such hearing and that notice of a hearing to approve DIP Financing or use of Cash Collateral on a final basis shall be adequate if delivered to the Second Lien Collateral Agent at least fifteen (15) days in advance of such hearing.

6.4         No Waiver.  Subject to Sections 3.1(a) and (c), nothing contained herein shall prohibit or in any way limit the First Lien Collateral Agent or any First Lien Claimholder from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by the Second Lien Collateral Agent or any of the Second Lien Claimholders, including the seeking by the Second Lien Collateral Agent or any Second Lien Claimholders of adequate protection or the asserting by the Second Lien Collateral Agent or any Second Lien Claimholders of any of its rights and remedies under the Second Lien Notes Documents or otherwise.

6.5         Avoidance Issues.  If any First Lien Claimholder is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of the Company or any other Obligor any amount paid in respect of First Lien Obligations (a “Recovery”), then such First Lien Claimholders shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts, and from and after the date of such reinstatement the Discharge of First Lien Obligations shall be deemed not the have occurred for all purposes hereunder.  If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and  such  prior  termination  shall  not  diminish,  release,  discharge, impair  or  otherwise  affect  the obligations of the parties hereto from such date of reinstatement.  Upon any such reinstatement of First Lien Obligations, each Second Lien Claimholder will deliver to First Lien Agent any Collateral or proceeds thereof received between the Discharge of First Lien Obligations and their reinstatement in accordance with Section 4.2.  No Second Lien Claimholder may benefit from a Recovery, and any distribution made to a Second Lien Claimholder as a result of a Recovery will paid over to First Lien Collateral Agent for application to the First Lien Obligations in accordance with Section 4.1.

6.6         Reorganization Securities.  If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of First Lien Obligations and on account of Second Lien Obligations, then, to the extent the debt obligations distributed on account of the First Lien Obligations and on account of the Second Lien Obligations are secured by Liens upon the same property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

6.7        Post-Petition Interest.  Neither the Second Lien Collateral Agent nor any Second Lien Claimholder shall oppose or seek to challenge any claim by the First Lien Collateral Agent or any First Lien Claimholder for allowance in any Insolvency or Liquidation Proceeding of First Lien Obligations consisting of Post-Petition Interest to the extent of the value of any First Lien Claimholder’s Lien, without regard to the existence of the Lien of the Second Lien Collateral Agent on behalf of the Second Lien Claimholders on the Collateral.

6.8                        Waiver.      The Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders,

(a)        waives  any  claim it  may  hereafter  have  against  any  First  Lien  Claimholder arising out of the election of any First Lien Claimholder of the application of Section 1111 (b)(2) of the Bankruptcy Code, and/or out of any cash collateral or financing arrangement or out of any grant of a security interest in connection with the Collateral in any Insolvency or Liquidation Proceeding so long as such actions are not in express contravention of the terms of this Agreement;

(b)        waives any right to assert or enforce any claim under Section 5.06(c) or 552 of the Bankruptcy Code as against First Lien Claimholders or any of the Collateral to the extent securing the First Lien Obligations; and

(c)        solely in its capacity as a holder of a Lien on Collateral, waives any claim or cause of action that any Obligor may  have against any  First Lien Claimholder, except to the extent  arising  from  a  breach  by  such  First  Lien  Claimholder  of  the  provisions  of  this Agreement.

6.9        Separate  Grants  of  Security  and  Separate  Classification.    The  Second  Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, and the First Lien Collateral Agent for itself and on behalf of the First Lien Claimholders, acknowledges and agrees that

(a)                               the grants of Liens pursuant to the First Lien Collateral Documents and the Second Lien Collateral Documents constitute two separate and distinct grants of Liens;

(b)        the First Lien Obligations include all interest, fees, and expenses that accrue after the commencement of any Insolvency or Liquidation Proceeding of any Obligor at the rate provided for in the First Lien Credit Documents governing the same, whether or not a claim for post-petition interest, fees, or expenses is allowed or allowable in any such Insolvency or Liquidation Proceeding; and

(c)        because of, among other things, their differing rights in the Collateral, the Second Lien Obligations are fundamentally different from the First Lien Obligations and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding.

To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the First Lien Claimholders and the Second Lien Claimholders in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties hereto hereby acknowledges and agrees that, subject to Sections 2.1 and 4.1, all distributions shall be made as if there were separate classes of senior and junior secured claims against the Obligors in respect of the Collateral (with the effect being that, to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the

Second Lien Claimholders), the First Lien Claimholders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing (or that would be owing if there were such separate classes of senior and junior secured claims) in respect of post-petition interest, including any additional interest payable pursuant to the First Lien Credit Agreement, arising from or related to a default, which is disallowed as a claim in any Insolvency or Liquidation Proceeding which may not be allowed or allowable in whole or in part in the respective Insolvency or Liquidation Proceeding) before any distribution is made in respect of the claims held by the Second Lien Claimholders with respect to the Collateral, with the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Claimholders, hereby acknowledging and agreeing to turn over to the First Lien Collateral Agent, for itself and on behalf of the First Lien Claimholders, Collateral or proceeds of Collateral otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Second Lien Claimholders).

6.10    Effectiveness in Insolvency or Liquidation Proceedings.   The parties hereto acknowledge that this Agreement is a “subordination agreement” under section 510(a) of the Bankruptcy Code, which will be effective before, during and after the commencement of an Insolvency or Liquidation Proceeding.   All references in this Agreement to any Obligor will include such Person as a debtor-in- possession and any receiver or trustee for such Person in an Insolvency or Liquidation Proceeding.

6.11      Voting.   No Second Lien Claimholder (whether in the capacity of a secured creditor or an unsecured creditor) may propose, support or vote in favor of any plan of reorganization (and each shall be deemed to have voted to reject any plan of reorganization) unless such plan (a) pays off, in cash in full, all First Lien Obligations or (b) is accepted by the class of holders of First Lien Obligations voting thereon in accordance with Section 1126(c) of the Bankruptcy Code.

SECTION  7.                      Reliance; Waivers;  Etc.

7.1       Reliance.  Other than any reliance on the terms of this Agreement, the First Lien Collateral Agent, on behalf of the First Lien Claimholders under its First Lien Credit Documents, acknowledges that such First Lien Claimholders have, independently and without reliance on the Second Lien Collateral Agent or any Second Lien Claimholders (in their capacity as such), and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into such First Lien Credit Documents and be bound by the terms of this Agreement and they will continue to make their own decision in taking or not taking any action under the First Lien Credit Agreement or this Agreement.   The Second Lien Collateral Agent, on behalf of the Second Lien Claimholders, acknowledges that the Second Lien Claimholders have, independently and without reliance on  the  First  Lien  Collateral  Agent  or  any  First  Lien  Claimholder,  and  based  on  documents  and information deemed by them appropriate, made their own decision to enter into each of the Second Lien Notes Documents and be bound by the terms of this Agreement and they will continue to make their own decision in taking or not taking any action under the Second Lien Notes Documents or this Agreement.

7.2        No Warranties or Liability.  The First Lien Collateral Agent, on behalf of itself and the First Lien Claimholders under the First Lien Credit Documents, acknowledges and agrees that each of the Second Lien Collateral Agent and the Second Lien Claimholders (in their capacity as such) have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Second Lien Notes Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.  Except as otherwise provided herein, the Second Lien Claimholders will be entitled to administer their respective Second Lien Notes Documents in accordance with law and as they may otherwise, in their sole discretion, deem  appropriate.    The  Second  Lien  Collateral  Agent,  on  behalf  of  itself  and  the  Second  Lien

Obligations,  acknowledges  and  agrees  that  the  First  Lien  Collateral  Agent  and  the  First  Lien Claimholders have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the First Lien Credit Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.  Except as otherwise provided herein, the First Lien Claimholders will be entitled to manage and supervise their respective  loans  and  extensions  of  credit  under  their  respective  First  Lien  Credit  Documents  in accordance with law and as they may otherwise, in their sole discretion, deem appropriate.  The Second Lien Collateral Agent and the Second Lien Claimholders (in their capacity as such) shall have no duty to the First Lien Collateral Agent or any of the First Lien Claimholders, and the First Lien Collateral Agent and the First Lien Claimholders shall have no duty to the Second Lien Collateral Agent or any of the Second Lien Claimholders, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements with the Company or any other Obligor (including the First Lien Credit Documents and the Second Lien Notes Documents), regardless of any knowledge thereof which they may have or be charged with.

7.3                        No Waiver of Lien Priorities.

(a)        No right of the First Lien Claimholders, the First Lien Collateral Agent or any of them to enforce any provision of this Agreement or any First Lien Credit Document shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any other Obligor or by any act or failure to act by any First Lien Claimholder or the First Lien Collateral Agent, or by any noncompliance by any Person with the terms, provisions and covenants of this Agreement, any of the First Lien Credit Documents or any of the Second Lien Notes Documents, regardless of any knowledge thereof which the First Lien Collateral Agent or the First Lien Claimholders, or any of them, may have or be otherwise charged with.

(b)        Without in any way limiting the generality of the foregoing paragraph, the First Lien Claimholders, the First Lien Collateral Agent and any of them may, at any time and from time to time in accordance with the First Lien Credit Documents and/or applicable law, without the consent of, or notice to, the Second Lien Collateral Agent or any Second Lien Claimholders, without incurring any liabilities to the Second Lien Collateral Agent or any Second Lien Claimholders and without impairing or releasing the Lien priorities and other benefits provided in this Agreement (even if any right of subrogation or other right or remedy of the Second Lien Collateral Agent or any Second Lien Claimholders is affected, impaired or extinguished thereby) do any one or more of the following:

(1)        change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the First Lien Obligations or any Lien on any First Lien Collateral or guaranty thereof or any liability of the Company or any other Obligor, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the First Lien Obligations, without any restriction as to the tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by the First Lien Collateral Agent or any of the First Lien Claimholders, the First Lien Obligations or any of the First Lien Credit Documents;

(2)        sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the First Lien Collateral or any liability of the Company or any other Obligor to the First Lien Claimholders or the First Lien Collateral Agent, or any liability incurred directly or indirectly in respect thereof;

(3)        settle or compromise any First Lien Obligation or any other liability of the Company or any other Obligor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including the First Lien Obligations) in any manner or order; and

(4)        exercise  or  delay  in  or  refrain  from exercising  any  right  or  remedy against the Company or any security or any other Obligor or any other Person, elect any remedy and otherwise deal freely with the Company, any other Obligor or any First Lien Collateral and any security and any guarantor or any liability of the Company or any other Obligor to the First Lien Claimholders or any liability incurred directly or indirectly in respect thereof.

(c)       The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, also agrees that the First Lien Claimholders and the First Lien Collateral Agent shall have no liability to the Second Lien Collateral Agent or any Second Lien Claimholders, and the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby waives any claim against any First Lien Claimholder or the First Lien Collateral Agent, arising out of any and all actions which the First Lien Claimholders or the First Lien Collateral Agent may take or permit or omit to take with respect to:

(1)                               the First Lien Credit Documents (other than this Agreement);

(2)                               the collection of the First Lien Obligations; or

(3)                                the foreclosure upon, or sale, liquidation or other disposition of, any First Lien Collateral.  The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees that the First Lien Claimholders and the First Lien Collateral Agent have no duty to them in respect of the maintenance or preservation of the First Lien Collateral, the First Lien Obligations or otherwise.

(d)        Until the Discharge of First Lien Obligations, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshalling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights a junior secured creditor may have under applicable law.  The obligations under this Section 7.3(d) shall not apply after the Discharge of First Lien Obligations has occurred.

7.4        Obligations Unconditional.   All rights, interests, agreements and obligations of the First Lien Collateral Agent and the First Lien Claimholders and the Second Lien Collateral Agent and the Second Lien Claimholders, respectively, hereunder shall remain in full force and effect irrespective of:

(a)                               any lack of validity or enforceability of any First Lien Credit Documents or any Second Lien Notes Documents or the perfection of any Liens thereunder;

(b)                                except as otherwise expressly set forth in this Agreement, any change in the time, manner or place of payment of, or in any other terms of, all or any of the First Lien Obligations or Second Lien Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any First Lien Credit Document or any Second Lien Notes Document;

(c)        except as otherwise expressly set forth in this Agreement, any exchange of any security interest in any Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the First Lien Obligations or Second Lien Obligations or any guaranty thereof;

(d)                                 the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Obligor; or

(e)        any other circumstances which otherwise might constitute a defense available to, or a discharge of, the Company or any other Obligor in respect of the First Lien Collateral Agent, the First Lien Obligations, any First Lien Claimholder, the Second Lien Collateral Agent, the Second Lien Obligations or any Second Lien Claimholder in respect of this Agreement.

SECTION  8.                      Miscellaneous.

8.1        Conflicts.  In the event of any conflict between the provisions of this Agreement and the provisions of the First Lien Credit Documents or the Second Lien Notes Documents, the provisions of this Agreement shall govern and control.

8.2        Effectiveness;   Continuing  Nature  of  this   Agreement;   Severability.     This Agreement  shall  become  effective  when  executed  and  delivered  by  the  parties  hereto.    This  is  a continuing agreement of lien subordination and the First Lien Claimholders may continue, at any time and without notice to the Second Lien Collateral Agent or any Second Lien Claimholder subject to the Second Lien Notes Documents, to extend credit and other financial accommodations and lend monies to or for the benefit of the Company or any other Obligor constituting First Lien Obligations in reliance hereof.  The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby waives any right it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement.  The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding.   Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  All references to the Company or any other Obligor shall include the Company or such other Obligor as debtor and debtor-in-possession and any receiver or trustee for the Company or any other Obligor (as the case may be) in any Insolvency or Liquidation Proceeding.  This Agreement shall terminate and be of no further force and effect:

(a)        with respect to the First Lien Collateral Agent, the First Lien Claimholders and the First Lien Obligations, the date of Discharge of First Lien Obligations, subject to Section 5.6 and the rights of the First Lien Claimholders under Section 6.5; and

(b)        with respect to the Second Lien Collateral Agent, the Second Lien Claimholders and the Second Lien Obligations, upon the later of (1) the date upon which the obligations under the Second Lien Notes Indenture terminate if there are no other Second Lien Obligations outstanding on such date and (2) if there are other Second Lien Obligations outstanding on such date, the date upon which such Second Lien Obligations terminate.

8.3       Amendments; Waivers.  No amendment, modification or waiver of any of the provisions of this Agreement by the Second Lien Collateral Agent or the First Lien Collateral Agent shall be deemed to be made unless the same shall be in writing signed on behalf of each party hereto or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time.  Notwithstanding the foregoing, the Company shall not have any right to consent to or approve any amendment, modification or waiver of any provision of this Agreement except to the extent such amendment, modification or waiver would materially increase the obligations of the Company hereunder.

8.4                       Information   Concerning   Financial   Condition   of   the   Company   and   their Subsidiaries and Events under the First Lien Credit Documents.

(a)        The First Lien Collateral Agent and the First Lien Claimholders, on the one hand, and the Second Lien Claimholders and the Second Lien Collateral Agent, on the other hand, shall each be responsible for keeping themselves informed of (a) the financial condition of the Company and their Subsidiaries and all endorsers and/or guarantors of the First Lien Obligations or the Second Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Lien Obligations or the Second Lien Obligations.  The First Lien Collateral Agent and the First Lien Claimholders shall have no duty to advise the Second Lien Collateral Agent or any Second Lien Claimholder of information known to it or them regarding such condition or any such circumstances or otherwise.   In the event the First Lien Collateral Agent or any of the First Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the Second Lien Collateral Agent or any Second Lien Claimholder, it or they shall be under no obligation:

(A)        to  make,  and  the  First  Lien  Collateral  Agent  and  the  First  Lien Claimholders  shall  not  make,  any  express  or  implied  representation  or  warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(B)        to provide any additional information or to provide any such information on any subsequent occasion;

(C)        to undertake any investigation; or

(D)        to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

The Second Lien Collateral Agent and any Second Lien Claimholders shall have no duty to advise the First Lien Collateral Agent or any First Lien Claimholder of information known to it or them regarding such condition or any such circumstances or otherwise.   In the event the Second Lien Collateral Agent or any of the Second Lien Claimholders, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the First Lien Collateral Agent or any First Lien Claimholder, it or they shall be under no obligation:

(1)         to make, and the Second Lien Collateral Agent and the Second Lien Claimholders shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;

(2)        to provide any additional information or to provide any such information on any subsequent occasion;

(3)       to undertake any investigation; or

(4)       to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

(b)        Notwithstanding anything else contained herein, the First Lien Collateral Agent and the First Lien Claimholders, on the one hand, and the Second Lien Claimholders and the Second Lien Collateral Agent, on the other hand, shall provide written notice to such other party within five (5) Business Days of receipt of notice or knowledge of the occurrence of any of the following under, respectively, the First Lien Credit Documents and the Second Lien Notes Documents: (i) a notice of default or Event of Default under (and as defined in) the First Lien Credit  Documents  or  the  Second  Lien  Notes  Documents,  as  applicable;  (ii)  any  written amendment or modification; and (iii) any written waiver, consent and/or agreement to forbear (provided that the failure to provide such notice shall not affect the rights of the First Lien Collateral Agent and the Second Lien Collateral Agent hereunder).

8.5        Subrogation.  With respect to the value of any payments or distributions in cash, property or other assets that any of the Second Lien Claimholders or the Second Lien Collateral Agent pays over to the First Lien Collateral Agent or the First Lien Claimholders under the terms of this Agreement, the Second Lien Claimholders and the Second Lien Collateral Agent shall be subrogated to the rights of the First Lien Collateral Agent and the First Lien Claimholders; provided that, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, hereby agrees not to assert or enforce all such rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of First Lien Obligations has occurred.  The Company acknowledges and agrees that the value of any payments or distributions in cash, property or other assets received by the Second Lien Collateral Agent or the Second Lien Claimholders that are paid over to the First Lien Collateral Agent or the First Lien Claimholders pursuant to this Agreement shall not reduce any of the Second Lien Obligations.

8.6        Application of Payments.   All payments received by the First Lien Collateral Agent or the First Lien Claimholders may be applied, reversed and reapplied, in whole or in part, to such part of the First Lien Obligations provided for in the First Lien Credit Documents.   The Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders, assents to any extension or postponement of the time of payment of the First Lien Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security which may at any time secure any part of the First Lien Obligations and to the addition or release of any other Person primarily or secondarily liable therefor.

8.7        SUBMISSION TO JURISDICTION; WAIVERS.

(a)         SUBJECT TO CLAUSE (5) BELOW, ALL JUDICIAL PROCEEDINGS BROUGHT   AGAINST  ANY  PARTY  ARISING   OUT  OF  OR  RELATING  HERETO SHALL BE BROUGHT  IN ANY FEDERAL  COURT OF THE UNITED STATES OF AMERICA  SITTING  IN  THE  BOROUGH  OF  MANHATTAN  OR,  IF  THAT  COURT DOES NOT HAVE SUBJECT MATTER  JURISDICTION, IN ANY STATE COURT LOCATED  IN THE CITY AND COUNTY OF NEW YORK.  BY EXECUTING AND DELIVERING  THIS  AGREEMENT,  EACH  PARTY  TO  THIS  AGREEMENT,  FOR ITSELF  AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY:

(1)                                 ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS (OTHER THAN WITH RESPECT TO ACTIONS BY THE FIRST LIEN COLLATERAL AGENT OR SECOND LIEN COLLATERAL AGENT IN RESPECT OF RIGHTS UNDER ANY FIRST LIEN COLLATERAL DOCUMENT OR SECOND LIEN COLLATERAL DOCUMENT GOVERNED BY LAWS OTHER THAN THE LAWS OF THE STATE OF NEW YORK OR WITH RESPECT TO ANY COLLATERAL SUBJECT THERETO);

(2)                                 WAIVES ANY DEFENSE OF FORUM NON CONVENIENS;

(3)                            AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 8.8;

(4)                            AGREES THAT SERVICE AS PROVIDED IN CLAUSE (3) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND

(5)                            AGREES THAT THE FIRST LIEN COLLATERAL AGENT, FIRST LIEN LENDERS, THE SECOND LIEN COLLATERAL AGENT AND SECOND LIEN NOTEHOLDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY OBLIGOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY FIRST LIEN COLLATERAL DOCUMENT OR SECOND LIEN COLLATERAL DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

(b)                            EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER HEREOF, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.

(c)                            EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE; MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 8.7(C) AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY

SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)                                                   EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER FIRST LIEN CREDIT DOCUMENT OR SECOND LIEN NOTES DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

8.8                                                 Notices. All notices to the Second Lien Claimholders and the First Lien Claimholders permitted or required under this Agreement shall also be sent to the Second Lien Collateral Agent and the First Lien Collateral Agent, respectively. Unless otherwise specifically provided herein, any notice hereunder shall be in writing and may be personally served or sent by facsimile or other electronic means (including email) or United States of America mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of facsimile or other electronic means, or three Business Days after depositing it in the United States of America mail with postage prepaid and properly addressed; provided that no notice to either First Lien Collateral Agent or Second Lien Collateral Agent shall be effective until received by such agent; provided further that any such notice or other communication shall at the request of the First Lien Collateral Agent be provided to any sub-agent appointed pursuant to the First Lien Credit Agreement. For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party’s name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties.

Each of the First Lien Collateral Agent and the Second Lien Collateral Agent agrees that instructions or directions pursuant to this Agreement may be sent by e-mail, facsimile transmission or other similar electronic methods. The First Lien Collateral Agent’s or the Second Lien Collateral Agent’s understanding of such instructions shall be deemed controlling. The First Lien Collateral Agent or Second Lien Collateral Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the First Lien Collateral Agent’s or Second Lien Collateral Agent’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the First Lien Collateral Agent or Second Lien Collateral Agent, including without limitation the risk of the First Lien Collateral Agent or Second Lien Collateral Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

8.9                                                 Further Assurances. The First Lien Collateral Agent, on behalf of itself and the First Lien Claimholders under the First Lien Credit Documents, and the Second Lien Collateral Agent, on behalf of itself and the Second Lien Claimholders under the Second Lien Notes Documents, and the Obligors, agree that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the First Lien Collateral Agent or the Second Lien Collateral Agent may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement.

8.10              APPLICABLE LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL (EXCEPT

AS MAY BE EXPRESSLY OTHERWISE PROVIDED HEREIN) SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

8.11                        Binding on Successors and Assigns. This Agreement shall be binding upon the First Lien Collateral Agent, the First Lien Claimholders, the Second Lien Collateral Agent, the Second Lien Claimholders and their respective successors and assigns. If either of the First Lien Collateral Agent or the Second Lien Collateral Agent resigns or is replaced pursuant to the First Lien Credit Agreement or the Second Lien Notes Indenture, as applicable, its successor shall be deemed to be a party to this Agreement and shall have all the rights of, and be subject to all the obligations of, this Agreement.

8.12                        Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

8.13                        Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement or any document or instrument delivered in connection herewith by telecopy or electronic format (i.e. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement or such other document or instrument, as applicable.

8.14                        Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.

8.15                        No Third Party Beneficiaries. This Agreement and the rights and benefits hereof shall inure to the benefit of each of the parties hereto and its respective successors and assigns and shall inure to the benefit of each of the “Administrative Agent” under the First Lien Credit Documents (“First Lien Administrative Agent”), and the First Lien Claimholders, the “Trustee” under the Second Lien Notes Documents (“Second Lien Trustee”), and the Second Lien Claimholders. Nothing in this Agreement shall impair, as between the Company and the other Obligors and the First Lien Collateral Agent and the First Lien Claimholders, or as between the Company and the other Obligors and the Second Lien Collateral Agent and the Second Lien Claimholders, the obligations of the Company and the other Obligors to pay principal, interest, fees and other amounts as provided in the First Lien Credit Documents and the Second Lien Notes Documents, respectively.

8.16                        No Indirect Actions. Unless otherwise expressly stated, if a party may not take an action under this Agreement, then it may not take that action indirectly, or support any other Person in taking that action directly or indirectly. “Taking an action indirectly” means taking an action that is not expressly prohibited for the party but is intended to have substantially the same effects as the prohibited action.

8.17                        Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Lien Collateral Agent and the First Lien Claimholders on the one hand and the Second Lien Collateral Agent and the Second Lien Claimholders on the other hand. None of the Company, any other Obligor or any other creditor thereof shall have any rights hereunder and neither the Company nor any other Obligor may rely on the terms hereof. Nothing in this Agreement is intended to or shall impair the obligations of the Company or any other Obligor, which are absolute and unconditional, to pay the First Lien Obligations and the Second Lien Obligations as and when the same shall become due and payable in accordance with their terms.

8.18                        No Discretion. Notwithstanding anything else to the contrary herein, whenever reference is made in this Agreement to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the First Lien Collateral Agent or the Second Lien Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the First Lien Collateral Agent or the Second Lien Collateral Agent, it is understood that in all cases the First Lien Collateral Agent or the Second Lien Collateral Agent, respectively shall be fully justified in failing or refusing to take any such action under this Agreement if it shall not have received such written instruction, advice or concurrence of the First Lien Administrative Agent or the Second Lien Trustee, respectively (acting in accordance with the First Lien Credit Agreement and other First Lien Credit Documents, and the Second Lien Notes Indenture and other Second Lien Notes Documents, to which such agent is party), as it deems appropriate. This provision is intended solely for the benefit of the First Lien Collateral Agent and the Second Lien Collateral Agent and its respective successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto. Each of the First Lien Collateral Agent and the Second Lien Collateral Agent shall act in accordance with the respective First Lien Credit Documents or Second Lien Notes Documents, as applicable, to which it is a party and shall be entitled to the rights, benefits, protections, exculpations and indemnities provided in Section 10 of the First Lien Credit Agreement or the applicable provisions of the Second Lien Notes Indenture, as the case may be, as if set forth herein verbatim.

8.19                        Original Obligors; Additional Obligors. the Company and each other Obligor on the date of this Agreement will constitute the original Obligors party hereto. The original Obligors will cause each Subsidiary of the Company that is required to become a guarantor of the First Lien Obliga- tions and the Second Lien Obligations under the First Lien Credit Documents and the Second Lien Notes Documents, respectively, after the date hereof to contemporaneously become a party hereto (as an Obli- gor) by executing and delivering a joinder agreement (in form and substance satisfactory to First Lien Collateral Agent) to First Lien Collateral Agent.

8.20                        The Second Lien Trustee; The Second Lien Collateral Agent. Solely as among the Second Lien Collateral Agent, the Second Lien Trustee and Second Lien Claimholders notwithstanding anything stated herein to the contrary, the rights and indemnity afforded to the Second Lien Trustee and Second Lien Collateral Agent under the Second Lien Notes Indenture, shall apply, mu- tatis mutandis, to the Second Lien Trustee and the Second Lien Collateral Agent under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Intercreditor Agreement as of the date first written above.

First Lien Collateral Agent

[DLLC2],
as First Lien Collateral Agent,

By:
Name:
Title:

Address for Notices:

c/o Mood Media Corporation
1703 W. 5th St., Suite 600
Austin, Texas 78703
Attention: Steve Richards, President and Chief
Executive Officer
Telephone: [ ]
Fax: [ ]

Second Lien Collateral Agent

THE BANK OF NEW YORK MELLON,
as Second Lien Collateral Agent,

By:
Name:
Title:

Address for Notices:

101 Barclay Street, Floor 7-E New York, NY 10286
Attention: Corporate Trust
Fax: 212-815-5366

ACKNOWLEDGMENT

Each of the undersigned hereby acknowledges that it has received a copy of the foregoing Intercreditor Agreement (“Intercreditor Agreement”) and consents thereto, agrees to recognize all rights granted thereby to First Lien Collateral Agent, First Lien Claimholders, Second Lien Collateral Agent, and Second Lien Claimholders, and will not do any act or perform any obligation which is not in accordance with the agreements set forth in the Intercreditor Agreement. Each of the undersigned further acknowledges and agrees that it is not an intended beneficiary or third party beneficiary under the Intercreditor Agreement. None of the undersigned shall acquire any rights under the Intercreditor Agreement now or hereafter, whether as result of this acknowledgment, any right of subrogation or otherwise.

OBLIGORS:

[Mood Media Corporation]

By:
Name:
Title:

[ ],
as a Guarantor

By:
Name:
Title:

Address for Notices to the Company and any Guarantor: [ ]

APPENDIX P

NEW COMPANY NOTES COLLATERAL AGREEMENT

SECOND LIEN PLEDGE AND SECURITY AGREEMENT

SECOND LIEN PLEDGE AND SECURITY AGREEMENT dated as of [                ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), between Mood Media Corporation (the “Company”), each of the Subsidiaries of the Company identified under the caption “OBLIGORS” on the signature pages hereto and each entity, if any, that becomes an “Obligor” hereunder as contemplated by Section 5.12 (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Obligors”), and The Bank of New York Mellon, as Collateral Agent for the parties defined as “holders” under the Indenture referred to below (in such capacity, together with its successors in such capacity, “Collateral Agent”).

WHEREAS, the Company, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee (in such capacity, together with its successors in such capacity, “Trustee”) and Collateral Agent, are parties to an Indenture dated as of [ ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”);

WHEREAS, the Obligors are the direct legal and beneficial owners of all of the Pledged Shares more particularly described on Annex 1 attached hereto;

WHEREAS, each Subsidiary Guarantor, as a Subsidiary of the Company will derive substantial direct and indirect benefits from the issuance of the notes pursuant to the Indenture (which benefits are hereby acknowledged by each Subsidiary Guarantor);

WHEREAS, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Obligor has agreed to grant a security interest in the Collateral as security for the Secured Obligations;

WHEREAS, Collateral Agent and HPS Investment Partners, LLC, in its capacity as First Lien Collateral Agent (as defined in the Intercreditor Agreement), are parties to an Intercreditor Agreement dated as of [                 ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”); and

WHEREAS, the Intercreditor Agreement governs the relative rights and priorities of the Secured Parties and the Second Lien Claimholders (as defined in the Intercreditor Agreement) in respect of the Collateral;

Accordingly, the parties hereto agree as follows:

Section 1. Definitions, Etc.

1.01                        Certain Uniform Commercial Code Terms. As used herein, the terms “Accession”, “Account”, “As-Extracted Collateral”, “Chattel Paper”, “Commercial Tort Claims”, “Commodity Account”, “Commodity Contract”, “Deposit Account”, “Document”, “Electronic Chattel Paper”, “Equipment”, “Farm Products”, “Fixture”, “General Intangible”, “Goods”, “Health-care- insurance receivable”, “Instrument”, “Inventory”, “Investment Property”, “Letter-of-Credit Right”, “Manufactured Home”, “Payment Intangible”, “Proceeds”, “Promissory Note”, “Record”, “Supporting

Obligation”, and “Tangible Chattel Paper” have the respective meanings set forth in Article 9 of the NYUCC, and the terms “Financial Asset”, “Instruction”, “Securities Account”, “Security”, “Security Entitlement” and have the respective meanings set forth in Article 8 of the NYUCC.

1.02                               Additional Definitions. In addition, as used herein:

“Applicable Collateral Agent” means First Lien Collateral Agent until the Discharge of First Lien Obligations (as defined in the Intercreditor Agreement) and following the Discharge of First Lien Obligations, Collateral Agent.

“Collateral” has the meaning assigned to such term in Section 3. For the avoidance of doubt, the term Collateral does not include Excluded Collateral.

“Contract” means all written contracts and agreements between any Obligor and any other Person (in each case, whether third party or intercompany) as the same may be amended, extended, restated, amended and restated, supplemented, replaced or otherwise modified from time to time, including (i) all rights of any Obligor to receive moneys due and to become due to it thereunder or in connection therewith, (ii) all rights of any Obligor to receive proceeds of any insurance, indemnity, warranty or guaranty with respect thereto, (iii) all rights of any Obligor to damages arising thereunder and (iv) all rights of any Obligor to terminate and to perform and compel performance of, such contracts and to exercise all remedies thereunder.

“Copyright Collateral” means all Copyrights, whether now owned or hereafter acquired by any Obligor, including each Copyright registration or application for registration identified in Annex 2.

“Copyrights” means all copyrights, copyright registrations and applications for copyright registrations, including all renewals and extensions thereof, all rights to recover for past, present or future infringements thereof and all other rights whatsoever accruing thereunder or pertaining thereto.

“Counterpart Agreement” means a Counterpart Agreement substantially in the form of Exhibit D delivered by an Obligor pursuant to Section 5.12.

“Discharge of Second Lien Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“Excluded Collateral” has the meaning assigned to such term in Section 3.

“Excluded Equipment” means at any date any Equipment of an Obligor which is subject to, or secured by, a Capital Lease obligation or purchase money Indebtedness which is permitted under Section 4.03 of the Indenture if and to the extent that (i) the express terms of a valid and enforceable restriction in favor of a Person who is not an Obligor or an Affiliate of an Obligor contained in the agreements or documents granting or governing such Capital Lease obligation or purchase money Indebtedness prohibit an assignment thereof, or a grant of a security interest therein, by an Obligor or provide that a grant of a security interest therein by an Obligor would result in a forfeiture of such Obligor’s rights thereunder and (ii) such restriction relates only to the asset or assets acquired by an Obligor with the Proceeds of such Capital Lease obligation or purchase money Indebtedness or the asset or assets acquired by such Obligor with the proceeds of another Capital Lease obligation or purchase money Indebtedness provided by the same Person; provided that all Proceeds paid or payable to any Obligor from any sale, transfer or assignment or other voluntary or involuntary disposition of such Equipment and all rights to receive such Proceeds shall be included in the Collateral.

“First Lien Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“Government Contract” means any Contract of an Obligor with any Governmental Authority.

“Government Receivable” means any Receivable of an Obligor pursuant to or in connection with a Government Contract.

“Initial Pledged Shares” means the Shares of each Issuer beneficially owned directly by any Obligor on the date hereof and identified in Annex 1 (Part A).

“Insurance” means all property and casualty insurance policies covering any or all of the Collateral (regardless of whether Collateral Agent is the loss payee thereof).

“Intellectual Property” means, collectively, all Copyright Collateral, all Patent Collateral and all Trademark Collateral, together with (a) all inventions, processes, production methods, proprietary information, know-how and trade secrets; (b) all licenses or user or other agreements granted to any Obligor with respect to any of the foregoing, in each case whether now or hereafter owned or used; (c) all other intellectual property or proprietary rights; and (d) all causes of action, claims and warranties now or hereafter owned or acquired by any Obligor in respect of any of the items listed above.

“Issuers” means, collectively, (a) the respective Persons identified on Annex 1 (Part A) under the caption “Share Issuer”, (b) any other Person that shall at any time be a Subsidiary of any Obligor, and (c) the issuer of any Equity Interests hereafter owned by any Obligor.

“NYUCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Patent Collateral” means all Patents, whether now owned or hereafter acquired by any Obligor, including each issued Patent or Patent application identified in Annex 2, and all income, royalties, damages and payments now or hereafter due and/or payable under or with respect thereto.

“Patents” means all patents and patent applications, including the inventions and improvements described and claimed therein together with the reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof, all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, all damages and payments for past or future infringements thereof and rights to sue therefor, and all rights corresponding thereto throughout the world.

“Perfection Certificate” means the Perfection Certificate with respect to the Company and each Subsidiary Guarantor delivered to Collateral Agent on the Issue Date.

“Pledged Shares” means, collectively, (i) the Initial Pledged Shares and (ii) all other Shares of any Issuer now or hereafter owned directly by any Obligor, together in each case with (a) all certificates representing the same, (b) all Shares, securities, moneys or other property representing a dividend on or a distribution or return of capital on or in respect of the Pledged Shares, or resulting from a split-up, revision, reclassification or other like change of the Pledged Shares or otherwise received in exchange therefor, and any warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Shares, and (c) without prejudice to any provision of any of the Notes Documents prohibiting any merger or consolidation by an Issuer, all Shares of any successor entity of any such merger or consolidation.

“Receivable” means all Accounts and any other right to payment for goods or other property sold, leased, licensed or otherwise disposed of or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper or classified as a Payment Intangible and whether or not it has been earned by performance.  References herein to Receivables shall include any Supporting Obligation or collateral securing such Receivable.

“Secured Parties” means, collectively, the holders, Trustee, Collateral Agent and any other holder from time to time of any of the Secured Obligations and, in each case, their respective successors and assigns.

“Secured Obligations” means the “Obligations” as defined in the Indenture.

“Shares” means shares of capital stock of a corporation, limited liability company interests, partnership interests and other ownership or Equity Interests of any class in any Person.

“Trademark Collateral” means all Trademarks, whether now owned or hereafter acquired by any Obligor, including each Trademark registration or application for Trademark registration identified in Annex 2, together, in each case, with the product lines and goodwill of the business connected with the use of, and symbolized by, each such trade name, trademark and service mark. Notwithstanding the foregoing, the Trademark Collateral does not and shall not include any Trademark that would be rendered invalid, abandoned, void or unenforceable by reason of its being included as part of the Trademark Collateral.

“Trademarks” means all trade names, trademarks and service marks, logos, trademark and service mark registrations, and applications for trademark and service mark registrations, including all renewals of trademark and service mark registrations, all rights to recover for all past, present and future infringements thereof and all rights to sue therefor, and all rights corresponding thereto throughout the world.

“USCO” means United States Copyright Office.

“USPTO” means the United States Patent and Trademark Office.

1.03                 Terms Generally.  Terms used herein and not otherwise defined herein are used herein as defined in the Indenture.  The definitions of terms herein may, unless the context otherwise requires, by used in the singular or the plural, depending on the reference.  References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or

“including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference hereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease and sub-license, as applicable.

Section 2.  Representations and Warranties.  Each Obligor represents and warrants to Collateral Agent, for the benefit of the Secured Parties, on the Issue Date (it being understood and agreed that the representations and warranties made on the Issue Date are deemed to be made concurrently with the consummation of the Transactions):

2.01                Title.  Such Obligor has good and valid rights in the Collateral in which it purports to grant a security interest pursuant to Section 3 and no Lien exists upon the Collateral (and no right or option to acquire the same exists in favor of any other Person) other than (a) the security interest created or provided for herein, which security interest shall, upon the filing of a financing statement in the applicable jurisdiction set forth on Schedule 1 of the Perfection Certificate for such Obligor, constitute a valid second priority perfected Lien on the Collateral in which a security interest may be perfected by such filing, and (b) Permitted Liens.

2.02                Perfection Certificate.  The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein, including the full and correct legal name, type of organization, jurisdiction of organization, organizational ID number (if applicable) and mailing address of each Obligor as of the date hereof, is correct and complete, in all material respects, as of the date hereof.

2.03                [Reserved].

2.04                Pledged Shares.  The Initial Pledged Shares constitute (a) 100% of the issued and outstanding Shares of each Issuer other than a CFC or Foreign Subsidiary Holding Company beneficially owned directly by such Obligor on the date hereof (other than any Shares held in a Securities Account referred to in Annex 3), whether or not registered in the name of such Obligor and (b) in the case of each Issuer that is a CFC or Foreign Subsidiary Holding Company, (i) 65% of the issued and outstanding Shares of voting stock of such Issuer and (ii) 100% of all other issued and outstanding Shares of capital stock of whatever class of such Issuer, in each case, beneficially owned directly by such Obligor on the date hereof, in each case whether or not registered in the name of such Obligor.  Annex 1 (Part A) correctly identifies, as at the date hereof, the respective Issuers of the Initial Pledged Shares and (in the case of any corporate Issuer) the respective class and par value of such Shares, whether such Shares are certificated and the respective number of such Shares (and registered owner thereof) represented by each such certificate.

The Initial Pledged Shares are, and all other Pledged Shares in which such Obligor shall hereafter grant a security interest pursuant to Section 3 will be, (i) duly authorized, validly existing, fully paid and non-assessable (in the case of any Shares issued by a corporation) and (ii) duly issued and outstanding (in the case of any Equity Interest in any other entity), and none of such Pledged Shares are or will be subject to any contractual restriction, or any restriction under the charter, by-laws, partnership agreement or other organizational instrument of the respective Issuer thereof, upon the transfer of such Pledged Shares (except for any such restriction contained herein or in the Notes Documents, or under such organizational instruments).

All certificates, agreements or instruments representing or evidencing the Pledged Shares in existence on the date hereof have been delivered to Applicable Collateral Agent (as gratuitous bailee for Collateral Agent for perfection purposes pursuant to Section 5.5 of the First Lien/Second Lien Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) in a suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank and (assuming continuing possession by Applicable Collateral Agent of all such Pledged Shares) Collateral Agent has a perfected second priority security interest therein.

In addition, (i) except for the security interest created hereby (or, in the case of Pledged Shares owned by the Company or any Subsidiary Guarantor, as permitted by the Indenture), each Obligor is and will at all times be the sole holder of record and the legal and beneficial owner, free and clear of all Liens other than Permitted Liens, of the Pledged Shares indicated on Annex 1 as being owned by such Obligor and, when acquired by such Obligor, any Pledged Shares acquired after the Issue Date; (ii) the Pledged Shares constitute or will constitute the percentage of the issued and outstanding capital stock pledged identified on Annex 1 as supplemented or modified by any Pledged Interests Addendum or any Joinder to this Agreement; (iii) such Obligor has the right and requisite authority to pledge, the Investment Property pledged by such Obligor to Collateral Agent as provided herein; (iv) all actions necessary or desirable to perfect and establish, or otherwise protect, Collateral Agent’s Liens in the Investment Property, and the proceeds thereof, have been duly taken, upon (A) the execution and delivery of this Agreement and (B) the filing of financing statements in the applicable jurisdiction set forth on Schedule 1 of the Perfection Certificate for such Obligor with respect to the Pledged Shares owned by such Obligor that are not represented by certificates.  None of the Pledged Shares owned or held by such Obligor has been issued or transferred to Obligor in violation of any securities registration, securities disclosure, or similar laws of any jurisdiction to which such issuance or transfer may be subject.

2.05                 Promissory Notes, Instruments and Tangible Chattel Paper.  Annex 1 (Part B) sets forth a complete and correct list of all Promissory Notes (including any intercompany notes), Instruments and Tangible Chattel Paper held by any Obligor on the date hereof, that each individually have a value in excess of $250,000 on the date hereof.

2.06                 Intellectual Property.  Annex 2 sets forth under the name of such Obligor a complete and correct list of all copyright registrations, patents, patent applications, trademark registrations and trademark applications owned by such Obligor on the date hereof (or, in the case of any supplement to said Annex 2, effecting a pledge thereof, as of the date of such supplement).

2.07                 Deposit Accounts, Securities Accounts and Commodity Accounts.  Annex 3 sets forth a complete and correct list of all Deposit Accounts, Securities Accounts and Commodity Accounts of the Obligors on the date hereof (other than Excluded Accounts).

2.08                        Commercial Tort Claims.  Annex 4 sets forth a complete and correct list of all Commercial Tort Claims of the Obligors in existence on the date hereof.

2.09                 Letter-of-Credit Rights.  Annex 5 sets forth a complete and correct list of all letters of credit individually valued in excess of $250,000 issued in favor of each Obligor, as beneficiary thereunder, on the date hereof.

2.10                 Fair Labor Standards Act.  Any goods now or hereafter produced by such Obligor or any of its Subsidiaries included in the Collateral have been and will be produced in compliance with the requirements of the Fair Labor Standards Act, as amended.

2.11                 Special Collateral.  As of the date hereof, none of the Collateral constitutes, or is the Proceeds of, (1) Farm Products, (2) As-Extracted Collateral, (3) Manufactured Homes, (4) timber to be cut, (5) Health-care-insurance receivables, (6) Government Receivable, (7) aircraft, aircraft engines, satellites, ships or railroad rolling stock or (8) motor vehicles or other goods subject to a certificate of title statute of any jurisdiction.

2.12                 Benefit to Each Obligor.  The Obligors are members of an affiliated group of Persons, and the Obligors are engaged in related businesses.  The obligations of each Obligor pursuant to this Agreement reasonably may be expected to benefit, directly or indirectly, it; and each Obligor has determined that this Agreement is necessary and convenient to the conduct, promotion and attainment of the business of such Obligor.  Such Obligor has received at least “reasonably equivalent value” (as such phrase is used in Section 548 of the Bankruptcy Code and in comparable provisions of other applicable law) and more than sufficient consideration to support its obligations hereunder in respect of the Secured Obligations and under any of the Notes Documents to which it is a party.

2.13                 Consents; Authorizations, etc.  No consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a security interest by such Obligor in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Obligor, or (ii) for the exercise by Collateral Agent of the voting or other rights provided for in this Agreement (subject to the Intercreditor Agreement) with respect to the Investment Property or the remedies in respect of the Collateral pursuant to this Agreement, except (A) as may be required in connection with such disposition of Investment Property by laws affecting the offering and sale of securities generally, (B) consents or approvals that have been obtained and that are still in force and effect, (C) with respect to registered copyrights only, the recordation of the Copyright Security Agreement with the USCO, (D) customary procedures required by applicable law in connection with the foreclosure or other realization on the security interest, (E) filings and recordings with respect to the Collateral required to be made, or otherwise delivered to Collateral Agent for filing or recordation, as of the Issue Date or thereafter, in each case, in accordance with the Notes Documents, and (F) on or prior to the date that they are required to be made pursuant to the terms of the Notes Documents, other filings, recordings or other actions necessary to perfect Liens granted to Collateral Agent in Collateral.

2.14                 Limited Liability Companies; Partnerships, etc.  As to the limited liability company or partnership interests, issued under any operating agreement or partnership agreement of any Obligor, each Obligor hereby represents and warrants that the Pledged Shares issued pursuant to such agreement (A) are not dealt in or traded on securities exchanges or in securities markets, (B) do not constitute investment company securities, (C) are not held by such Obligor in a securities account and (D) are not securities governed by Article 8 of the Uniform Commercial Code as in effect in any relevant jurisdiction.

Section 3.  Collateral.  As collateral security for the payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations, each Obligor hereby pledges and grants to Collateral Agent for the benefit of the Secured Parties as hereinafter provided a security interest in all of such Obligor’s right, title and interest in, to and under the following property, in each case whether tangible or intangible, wherever located, and whether now owned by such Obligor or hereafter acquired and whether now existing or hereafter coming into existence (all of the property described in this Section 3 being collectively referred to herein as “Collateral”):

(a)                               all Accounts, Receivables and Receivables Records;

(b)                               all As-Extracted Collateral;

(c)                                  all Chattel Paper;

(d)                                 all Deposit Accounts;

(e)                                  all Documents;

(f)                                 all Equipment;

(g)                                all Fixtures;

(h)                                 all General Intangibles;

(i)                                   all Goods not covered by the other clauses of this Section 3;

(j)                                  the Pledged Shares;

(k)                               all Instruments, including all Promissory Notes;

(l)                                   all Insurance;

(m)                           all Intellectual Property;

(n)                               all Inventory;

(o)                                 all Investment Property, including all Securities, all Securities Accounts and all Security Entitlements with respect thereto and Financial Assets carried therein, and all Commodity Accounts and Commodity Contracts;

(p)                                 all Letter-of-Credit Rights;

(q)                               all Money, as defined in Section 1-201(24) of the NYUCC;

(r)                                    all commercial tort claims, as defined in Section 9-102(a)(13) of the NYUCC, arising out of the events described in Annex 4;

(s)                                   all other tangible and intangible personal property whatsoever of such Obligor; and

(t)                                    all Proceeds of any of the Collateral, all Accessions to and substitutions and replacements for, any of the Collateral, and all offspring, rents, profits and products of any of the Collateral, and, to the extent related to any Collateral, all books, correspondence, credit files, records, invoices and other papers (including all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Obligor or any computer bureau or service company from time to time acting for such Obligor),

provided that Collateral hereunder shall not include: (1)(A) any fee-owned Real Estate Asset that is not a Material Real Estate Asset and (B) any Leasehold Property, (2) any lease, license, contract, property rights or agreement to which any Obligor is a party (or to any of its rights or interests thereunder) if the grant of such security interest would constitute or result in either (i) the abandonment, invalidation or unenforceability of any right, title or interest of any Obligor therein or (ii) in a breach or termination pursuant to the terms of, or a default under, any such lease, license, contract, property rights or agreement (other than to the extent that any such term would be rendered ineffective by Section 9-406, 9-407, 9-408 or 9-409 of the NYUCC), provided that the Collateral shall include, and the security interest granted by each Obligor shall attach to, immediately at such time as the contractual or legal prohibition shall no longer be applicable and to the extent severable, any portion of such lease, license, contract, property rights or agreement not subject to the prohibitions specified in (i) or (ii) above, provided further, that the exclusions referred to in this clause (2) shall not include any Proceeds of any such lease, license, contract, property rights or agreement, (3) Margin Stock as defined in Regulation U of the Federal Reserve Board, (4) any Equity Interests in any partnership (to the extent such partnership is not a wholly owned Subsidiary of such Obligor), joint venture, or other non-wholly owned Subsidiary, in each case to the extent the grant of a security interest therein is prohibited by the organizational documents, joint venture agreements or shareholder agreements of the issuer or such Equity Interests, except to the extent such prohibitions or restrictions are ineffective under applicable law, (5) any intent-to-use United States trademark application for which an amendment to allege use or statement of use has not been filed under 15 U.S.C. § 1051(c) or (d), respectively, or, if filed, has not been deemed in conformance with 15 U.S.C. § 1051 (a) or (c), in each case, only to the extent the grant of security interest in such intent-to-use Trademark is in violation of 15 U.S.C. § 1060 and only unless and until a “Statement of Use” or “Amendment to Allege Use” is filed, has been deemed in conformance with 15 U.S.C. § 1051 (a) and (c) or examined and accepted, respectively, by the USPTO, (6) Excluded Equipment, (7) any of the outstanding Shares of a CFC or Foreign Subsidiary Holding Company in excess of 65% of the voting power of all classes of Shares of such CFC or Foreign Subsidiary Holding Company entitled to vote, (8) pledges and security interests prohibited by applicable law, rule or regulation or which could require governmental (including regulatory) consent, approval, license or authorization to be pledged (unless such consent, approval, license or authorization has been received), (9) motor vehicles and other assets to the extent subject to a certificate of title statute with a value of less than $100,000 (in each case, other than to the extent a Lien on such assets or such rights can be perfected by filing a UCC-1) and (10) any collateral expressly identified by Collateral Agent to the Company as to which Collateral Agent has determined in its sole discretion that the collateral value is insufficient to justify the difficulty, time and/or expense of obtaining a perfected security interest therein (each of the foregoing, the “Excluded Collateral”).

Section 4.  Further Assurances; Remedies.  In furtherance of the grant of the security interest pursuant to Section 3, the Obligors hereby jointly and severally agree with Collateral Agent for the benefit of the Secured Parties as follows:

4.01                 Delivery and Other Perfection.  Each Obligor shall promptly from time to time give, execute, deliver, file, record, authorize or obtain all such financing statements, continuation statements, notices, instruments, documents, agreements or consents or other papers as may be necessary, or as Collateral Agent may reasonably request to create, preserve, perfect, maintain the perfection of or validate the security interest granted pursuant hereto or to enable Collateral Agent to exercise and enforce its rights hereunder with respect to such security interest, and without limiting the foregoing shall:

(a)                                 if any of the Pledged Shares, Investment Property or Financial Assets constituting part of the Collateral are received by such Obligor, promptly (x) deliver to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) the certificates or instruments representing or evidencing the same, duly endorsed in blank or accompanied by such instruments of assignment and transfer in such form and substance as Applicable Collateral Agent may reasonably request, all of which thereafter shall be held by Applicable Collateral Agent, pursuant to the terms of this Agreement and the Intercreditor Agreement, as part of the Collateral and (y) take such other action as Collateral Agent may reasonably deem necessary or appropriate to duly record or otherwise perfect the security interest created hereunder in such Collateral;

(b)                                 promptly from time to time deliver to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) any and all Instruments constituting part of the Collateral, endorsed and/or accompanied by such instruments of assignment and transfer in such form and substance as Applicable Collateral Agent may request; provided that (other than in the case of the promissory notes described in Annex 1 (Part B)) so long as no Event of Default shall have occurred and be continuing, such Obligor may retain for collection in the ordinary course any Instruments received by such Obligor in the ordinary course of business and Applicable Collateral Agent shall, promptly upon request of such Obligor (through the Company), make appropriate arrangements for making any Instrument delivered by such Obligor available to such Obligor for purposes of presentation, collection or renewal (any such arrangement to be effected, to the extent requested by Applicable Collateral Agent, against trust receipt or like document);

(c)                                  promptly from time to time enter into such control agreements or consents to assignments of Proceeds, each in form and substance reasonably acceptable to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent), as may be required to perfect the security interest created hereby in any and all Investment Property and Letter-of-Credit Rights, and will promptly furnish to Applicable Collateral Agent true copies thereof;

(d)                                 promptly execute and deliver to Collateral Agent a Trademark Security Agreement substantially in the form of Exhibit A hereto, a Patent Security Agreement substantially in the form of Exhibit B hereto, and/or a Copyright Security Agreement substantially in the form of Exhibit C hereto, as necessary or desirable to record the security interest granted herein to Collateral Agent for the ratable benefit of the Secured Parties with the USPTO and the USCO, as applicable;

(e)                                  keep full and accurate books and records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as Collateral Agent may reasonably require in order to reflect the security interests granted by this Agreement; and

(f)                                   permit representatives of Collateral Agent, upon reasonable notice to Company, at any time during normal business hours to inspect and make abstracts from its books and records pertaining to the Collateral, and permit representatives of Collateral Agent to be present at such Obligor’s place of business to receive copies of communications and remittances relating to the Collateral, and forward copies of any notices or communications received by such Obligor with respect to the Collateral, all in such manner as Collateral Agent may require, subject in the case of the receipt of confidential information, subject to reasonable requirements of confidentiality, including requirements imposed by law or contract.

4.02                        Other Financing Statements or Control.  Except as otherwise permitted under Section 4.12 of the Indenture, no Obligor shall (a) file or suffer to be on file, or authorize or permit to be filed or to be on file, in any jurisdiction, any financing statement or like instrument with respect to any of the Collateral in which Collateral Agent is not named as the sole secured party for the benefit of the Secured Parties; provided that, for the avoidance of doubt, this Section 4.02(a) shall permit the filing of financing statements or like instruments with respect to any of the Collateral in respect of the First Priority Lien Obligations, or (b) cause or permit any Person other than Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) to have “control” (as defined in Section 9-104, 9-105, 9-106 or 9-107 of the NYUCC) of any Deposit Account, Electronic Chattel Paper, Investment Property or Letter-of-Credit Right constituting part of the Collateral.

4.03                        [Reserved].

4.04                        Special Provisions Relating to Certain Collateral.

(a)                                 Pledged Shares.

(i)                                     The Obligors will cause the Pledged Shares to constitute at all times (1) 100% of the issued and outstanding Shares of each Issuer other than a CFC or Foreign Subsidiary Holding Company beneficially owned directly by the Obligors and (2) in the case of any Issuer that is a CFC or Foreign Subsidiary Holding Company, (i) 65% of the issued and outstanding Shares of voting stock of such Issuer and (ii) 100% of all other issued and outstanding Shares of capital stock of whatever class of such Issuer, in each case, beneficially owned directly by such Obligor. The Obligors shall at no time elect to treat any limited liability company or partnership interests pledged hereunder as a “security” within the meaning of Article 8 of the UCC.

(ii)                                  So long as no Event of Default shall have occurred and be continuing, the Obligors shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Shares for all purposes not inconsistent with the terms of this Agreement, the Notes Documents or any other instrument or agreement referred to herein or therein, provided that the Obligors jointly and severally agree that they will not vote the Pledged Shares in any manner that is inconsistent with the terms of this Agreement, the Notes Documents or any such other instrument or agreement, or in any manner that is materially adverse to the holders’ rights, remedies or interest in any of the Notes Documents; and Collateral Agent shall execute and deliver to the Obligors or cause to be executed and delivered to the Obligors all such proxies, powers of attorney, dividend and other orders, and all such instruments, without recourse, as the Obligors may reasonably request for the purpose of enabling the Obligors to exercise the rights and powers that they are entitled to exercise pursuant to this Section 4.04(a)(ii).

(iii)                               Unless and until a Default or Event of Default shall have occurred and be continuing, the Obligors shall be entitled to receive and retain any dividends, distributions or

Proceeds on the Pledged Shares to the extent such dividends, distributions or Proceeds are permitted to be made under the Indenture.

(iv)                               Subject to the Intercreditor Agreement, if an Event of Default shall have occurred and be continuing, whether or not the Secured Parties or any of them exercise any available right to declare any Secured Obligations due and payable or seek or pursue any other relief or remedy available to them under applicable law or under this Agreement, the Notes Documents or any other agreement relating to such Secured Obligation, (A) all rights of each Obligor to exercise the voting and other consensual rights it would otherwise be entitled to exercise with respect to the Pledged Shares pursuant to Section 4.04(a)(ii) hereof shall immediately cease, and all such rights shall thereupon become vested in Applicable Collateral Agent (or if Collateral Agent is at that time permitted to exercise remedies against the Collateral pursuant to Section 3.1(a) of the Intercreditor Agreement, by Collateral Agent), which shall thereupon have the sole right to exercise such voting and other consensual rights, and, in connection therewith, each Obligor shall, at its sole cost and expense, from time to time execute and deliver to Applicable Collateral Agent or Collateral Agent, as applicable, appropriate instruments as Applicable Collateral Agent or Collateral Agent, as applicable, may reasonably request in order to permit Applicable Collateral Agent or Collateral Agent, as applicable, to exercise the voting and other rights which it may be entitled to exercise pursuant to this clause (A), and (B) all dividends and other distributions on the Pledged Shares shall be paid directly to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) or Collateral Agent, as applicable, as part of the Collateral, subject to the terms of this Agreement and the Intercreditor Agreement, and, if Applicable Collateral Agent or Collateral Agent, as applicable, shall so request in writing, the Obligors jointly and severally agree to execute and deliver to Applicable Collateral Agent or Collateral Agent, as applicable, appropriate additional dividend, distribution and other orders and documents to that end.

(v)                                  Subject to the Intercreditor Agreement, each Obligor hereby expressly authorizes and instructs each Issuer of any Pledged Shares pledged hereunder to (i) comply with any Instruction received by it from Applicable Collateral Agent (or if Collateral Agent is at that time permitted to exercise remedies against the Collateral pursuant to Section 3.1(a) of the Intercreditor Agreement, Collateral Agent) in writing that (A) states that an Event of Default has occurred and is continuing and (B) is otherwise in accordance with the terms of this Agreement, without any other or further Instructions from such Obligor, and such Obligor agrees that such issuer shall be fully protected in so complying and (ii) unless otherwise expressly permitted hereby, pay any dividend or other payment with respect to the Pledged Shares directly to Applicable Collateral Agent or Collateral Agent, as applicable, for the benefit of the Secured Parties.

(b)                                 Intellectual Property.

(i)                                      For the purpose of enabling Collateral Agent to exercise rights and remedies under Section 4.05 at such time as Collateral Agent shall be lawfully entitled to exercise such rights and remedies and subject to the Intercreditor Agreement, and for no other purpose, each Obligor hereby grants to Collateral Agent, to the extent assignable, an irrevocable, non-exclusive license (exercisable after an Event of Default shall have occurred and be continuing), without payment of royalty or other compensation to such Obligor, to use, assign, license or sublicense any of the Intellectual Property now owned or hereafter acquired by such Obligor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof.

(ii)                                   Notwithstanding anything contained herein to the contrary, but subject to the provisions of Section 4.06 of the Indenture that limit the rights of the Obligors to dispose of their property, so long as no Event of Default shall have occurred and be continuing, the Obligors will be permitted to exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of the business of the Obligors.  In furtherance of the foregoing, so long as no Default or Event of Default shall have occurred and be continuing, Collateral Agent shall from time to time, upon the request of the respective Obligor (through the Company), execute and deliver any instruments, certificates or other documents, in the form so requested, that such Obligor (through the Company) shall have certified are appropriate in its judgment to allow it to take any action permitted above (including relinquishment of the license provided pursuant to clause (i) immediately above as to any specific Intellectual Property).  Further, upon the Discharge of Second Lien Obligations or earlier expiration of this Agreement or release of the Collateral, Collateral Agent shall grant back to the Obligors the license granted pursuant to clause (i) immediately above.  The exercise of rights and remedies under Section 4.05 by Collateral Agent shall not terminate, and shall be subject to, the rights of the holders of any licenses or sublicenses theretofore granted by the Obligors in accordance with the first sentence of this clause (ii) prior to an Event of Default.

(iii)                                With respect to material Intellectual Property that is owned by a Obligor, each Obligor shall have the duty, to the extent determined by such Obligor in its reasonable business judgment to be necessary or economically desirable in the operation of such Obligor’s business, to use commercially reasonable efforts, (A) to promptly sue for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, (B) to prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement and (D) to take all reasonable and necessary action to preserve and maintain all of such Obligor’s Trademarks, Patents, Copyrights, domain names, other material Intellectual Property, Intellectual Property licenses, and its rights therein, including filing of applications for renewal, affidavits of use and affidavits of noncontestability and opposition and interference and cancellation proceedings. Each Obligor hereby agrees to take the steps described in this Section 4.04(b)(iii) with respect to all new or acquired material Intellectual Property to which it or any of its Subsidiaries is nor or later becomes entitled.  Any expenses incurred in connection with the foregoing shall be borne by the appropriate Obligor.  Each Obligor further agrees not to abandon any material Trademark, Patent, Copyright or Intellectual Property license (except in dispositions permitted by the Notes Documents) that is economically desirable in the operation of such Obligor’s business as determined in the reasonable judgment of such Obligor.

(iv)                               Obligors acknowledge and agree that the Secured Parties shall have no duties with respect to the Intellectual Property or Intellectual Property licenses.  Without limiting the generality of this Section 4.04(b)(i), Obligors acknowledge and agree that no Secured Party shall be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Intellectual Property licenses against any other Person, but, subject to the Intercreditor Agreement, any member of the Secured Parties may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all reasonable out-of- pocket expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of the Company.

(v)                                 Concurrently with the delivery of quarterly financial statements by the Company in accordance with Section 4.02 of the Indenture, the Company shall give Collateral Agent written notice of (A) any and all Patents or Trademarks for which an application for the registration of any such Patent or Trademark with the USPTO has been filed by an Obligor and (B) any and all Copyrights for which an application for the registration of any such Copyrights with the USCO has been filed by an Obligor, in each case, during the quarter for which such financial statements are delivered.  Promptly upon any such filing, each Grantor shall comply with Section 4.04(b)(i).

(c)                                  Chattel Paper.  Each Obligors shall (i) deliver to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 0f the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) each original of each item of Chattel Paper at any time constituting part of the Collateral, and (ii) cause each such original and each copy thereof to bear a conspicuous legend, in form and substance reasonably satisfactory to Applicable Collateral Agent, indicating that such Chattel Paper is subject to the security interest granted hereby and that purchase of such Chattel Paper by a Person other than Applicable Collateral Agent without the consent of Applicable Collateral Agent would violate the rights of Applicable Collateral Agent.

(d)                                 [Reserved].

(e)                                  Letter-of-Credit Rights.  Each Obligor that is or becomes the beneficiary of a letter of credit shall promptly (and in any event within 10 Business Days (or such longer period as Collateral Agent may agree in its reasonable discretion) after becoming a beneficiary), notify Collateral Agent thereof and, upon the request by Collateral Agent, use commercially reasonable efforts to enter into a tri-party agreement with Collateral Agent and the issuer or confirming bank with respect to Letter-of-Credit Rights assigning such Letter-of-Credit Rights to Collateral Agent and directing all payments thereunder to Collateral Agent’s Account, all in form and substance reasonably satisfactory to Collateral Agent.

(f)                                   Commercial Tort Claims.  Each Obligor agrees that, if it shall acquire any interest in any Commercial Tort Claim (whether from another Person or because such commercial tort claim shall have come into existence), (i) such Obligor shall, concurrently with the delivery of quarterly financial statements by the Company in accordance with Section 4.02 of the Indenture, deliver to Collateral Agent, in each case in form and substance reasonably satisfactory to Collateral Agent, a notice of the existence and nature of such Commercial Tort Claim and a supplement to Annex 4 containing a specific description of such Commercial Tort Claim, (ii) Section 3 shall apply to such Commercial Tort Claim and (iii) such Obligor shall execute and deliver to Collateral Agent, in each case in form and substance reasonably satisfactory to Collateral Agent, any document, and take all other action, deemed by Collateral Agent to be reasonably necessary for Collateral Agent to obtain, on behalf of the Secured Parties, a second priority perfected security interest in all such Commercial Tort Claims.  Any supplement to Annex 4 delivered pursuant to this Section 4.04(f) shall, after the receipt thereof by Collateral Agent, become part of Annex 4 for all purposes hereunder other than in respect of representations and warranties made prior to the date of such receipt.  Notwithstanding the foregoing, the requirements of this Section 4.04(f) shall not apply to a Commercial Tort Claim with a value less than $250,000 individually or to Commercial Tort Claims with a value less than $500,000 in the aggregate.

4.05                        Remedies.

(a)                                 Rights and Remedies Generally upon Default. Subject to the Intercreditor Agreement, if an Event of Default shall have occurred and is continuing, Applicable Collateral Agent (or if Collateral Agent is at that time permitted to exercise remedies against the Collateral pursuant to Section 3.1(a) of the Intercreditor Agreement, Collateral Agent) shall have all of the rights and remedies with respect to the Collateral of a secured party under the UCC (whether or not the UCC is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including the right, to the fullest extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if Applicable Collateral Agent or Collateral Agent, as applicable, were the sole and absolute owner thereof (and each Obligor agrees to take all such action as may be appropriate to give effect to such right); and without limiting the foregoing:

(i)                                    Applicable Collateral Agent or Collateral Agent, as applicable, in its discretion may, in its name or in the name of any Obligor or otherwise, demand, sue for, collect or receive any money or other property at any time payable or receivable on account of or in exchange for any of the Collateral, but shall be under no obligation to do so;

(ii)                                 Applicable Collateral Agent or Collateral Agent, as applicable, may make any reasonable compromise or settlement deemed desirable with respect to any of the Collateral and may extend the time of payment, arrange for payment in installments, or otherwise modify the terms of, any of the Collateral;

(iii)                              Applicable Collateral Agent or Collateral Agent, as applicable, may require the Obligors to notify (and each Obligor hereby authorizes Applicable Collateral Agent or Collateral Agent, as applicable, to so notify) each account debtor in respect of any Account, Chattel Paper or General Intangible, and each obligor on any Instrument, constituting part of the Collateral that such Collateral has been assigned to Applicable Collateral Agent or Collateral Agent, as applicable, hereunder, and to instruct that any payments due or to become due in respect of such Collateral shall be made directly to Applicable Collateral Agent or Collateral Agent, as applicable, or as it may direct (and if any such payments, or any other Proceeds of Collateral, are received by any Obligor they shall be held in trust by such Obligor for the benefit of Applicable Collateral Agent or Collateral Agent, as applicable, and as promptly as possible remitted or delivered to Applicable Collateral Agent or Collateral Agent, as applicable, for application as provided herein);

(iv)                             Applicable Collateral Agent or Collateral Agent, as applicable, may require the Obligors to assemble the Collateral at such place or places, reasonably convenient to Applicable Collateral Agent or Collateral Agent, as applicable, and the Obligors, as Applicable Collateral Agent or Collateral Agent, as applicable, may direct;

(v)                                Applicable Collateral Agent or Collateral Agent, as applicable, may require the Obligors to cause the Pledged Shares to be transferred of record into the name of Applicable Collateral Agent or Collateral Agent, as applicable, or its nominee (and Applicable Collateral Agent or Collateral Agent, as applicable, agrees that if any of such Pledged Shares is transferred into its name or the name of its nominee, Applicable Collateral Agent or Collateral Agent, as applicable, will thereafter promptly give to respective Obligor (through the Company) copies of any notices and communications received by it with respect to such Pledged Shares); and

(vi)                             Applicable Collateral Agent or Collateral Agent, as applicable, may sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places as Applicable Collateral Agent or Collateral Agent, as applicable, deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable statute and cannot be waived), and Applicable Collateral Agent or Collateral Agent, as applicable, or any other Secured Party or anyone else may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at any private sale) and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of the Obligors, any such demand, notice and right or equity being hereby expressly waived and released.  In the event of any sale, assignment, or other disposition of any of the Trademark Collateral, the goodwill connected with and symbolized by the Trademark Collateral subject to such disposition shall be included. Applicable Collateral Agent or Collateral Agent, as applicable, may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

The Proceeds of each collection, sale or other disposition under this Section 4.05, including by virtue of the exercise of any license granted to Applicable Collateral Agent or Collateral Agent, as applicable, in Section 4.04(b), shall be applied in accordance with Section 4.09.

(b)                         Certain Securities Act Limitations.  The Obligors recognize that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable federal, foreign or state securities laws, or otherwise, Collateral Agent may determine that a public sale is impracticable, not desirable or not commercially reasonable and may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Obligors acknowledge that any such private sales may be at prices and on terms less favorable to Collateral Agent than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agree that any such private sale shall be deemed to have been made in a commercially reasonable manner and that Collateral Agent shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the issuer thereof to register it for public sale.

(c)                          Other acts.  Each Obligor agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Shares pursuant to this Section 4.05 valid and binding and in compliance with all other applicable legal requirements.  Each Obligor further agrees that a breach of any covenant contained in this Section 4.05 will cause irreparable injury to the Secured Parties, that the Secured Parties have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 4.05 shall be specifically enforceable against such Obligor, and such Obligor hereby waives and agrees not to assert any defense against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Indenture.

(d)                                 Notice.  The Obligors agree that to the extent Collateral Agent is required by applicable law to give reasonable prior notice of any sale or other disposition of any Collateral, ten Business Days’ notice shall be deemed to constitute reasonable prior notice.

4.06                        Deficiency.  If the Proceeds of sale, collection or other realization of or upon the Collateral pursuant to Section 4.05 are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, the Obligors shall remain liable for any deficiency.

4.07                        Locations; Names, Etc.  Without at least 30 days’ prior written notice to Collateral Agent (or such shorter period as Collateral Agent may agree in its reasonable discretion), no Obligor shall agree to or authorize any modification of the terms of any item of Collateral that would result in a change thereof from one UCC category to another such category (such as from a General Intangible to Investment Property), if the effect of any such change would be to result in a loss of perfection of, or diminution of priority for, the security interests created hereunder in such item of Collateral, or the loss of control (within the meaning of Section 9-104, 9-105, 9-106 or 9-107 of the NYUCC) over such item of Collateral.

4.08                        Private Sale.  The Secured Parties shall incur no liability as a result of the sale of the Collateral, or any part thereof, at any private sale pursuant to Section 4.05 conducted in a commercially reasonable manner.  Each Obligor hereby waives any claims against the Secured Parties arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations, even if Collateral Agent accepts the first offer received and does not offer the Collateral to more than one offeree.

4.09                        Application of Proceeds. The Proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other cash at the time held by Collateral Agent under this Section 4, shall be applied by Collateral Agent, in accordance with Section 6.10 of the Indenture and the Intercreditor Agreement.

4.10                        Attorney-in-Fact.  Without limiting any rights or powers granted by this Agreement to Collateral Agent while no Event of Default has occurred and is continuing, upon the occurrence and during the continuance of any Event of Default, subject to the Intercreditor Agreement, Collateral Agent is hereby appointed the attorney-in-fact of each Obligor for the purpose of carrying out the provisions of this Section 4 and taking any action and executing any instruments that Collateral Agent may deem necessary or advisable to accomplish the purposes hereof, which appointment as attorney-in-fact is irrevocable and coupled with an interest.  Without limiting the generality of the foregoing, so long as Collateral Agent shall be entitled under this Section 4 to make collections in respect of the Collateral, Collateral Agent shall have the right and power to receive, endorse and collect all checks made payable to the order of any Obligor representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

4.11                        Perfection and Recordation.  Each Obligor agrees to file UCC financing statements describing the Collateral as “all assets” or “all personal property and fixtures” of such Obligor, provided that no such description shall be deemed to modify the description of Collateral set forth in Section 3. Each Obligor agrees to file any Patent Security Agreements, Trademark Security Agreements and/or Copyright Security Agreements with the USPTO or the USCO.

4.12                        Termination.

(a)                                  Upon the Discharge of Second Lien Obligations, this Agreement and all obligations (other than those expressly stated to survive such termination) of Collateral Agent and each Obligor hereunder shall automatically terminate, and Collateral Agent shall forthwith cause to be assigned, transferred and delivered, against receipt but without any recourse, warranty or representation whatsoever, any remaining Collateral and money received in respect thereof, to or on the order of the respective Obligor and to be released and canceled all licenses and rights referred to in Section 4.04(b). Collateral Agent shall also, at the expense of such Obligor, execute and deliver to the respective Obligor upon such termination such UCC termination statements and such other documentation as shall be reasonably requested by the respective Obligor to effect the termination and release of the Liens on the Collateral as required by this Section 4.12(a).

(b)                                  In respect of any property and assets securing First Lien Obligations, the security interest hereunder and in any other Security Document securing the Secured Obligations in such property and assets shall be automatically released upon the release of the security interests securing such assets or property securing any First Lien Obligations other than in connection with the Discharge of First Lien Obligations.

(c)                                   Collateral Agent shall, at the expense of such Obligor, execute and deliver to the respective Obligor upon such release such documentation as shall be reasonably requested by the respective Obligor to effect or confirm the release of the Liens on the Collateral as required by this Section 4.12.

4.13                 Further Assurances.  Each Obligor agrees that, from time to time, at such Obligor’s expense, upon the written request of Collateral Agent, such Obligor will execute and deliver such further documents and do such other acts and things as Collateral Agent may reasonably request in order fully to effect the purposes of this Agreement.

Section 5. Miscellaneous.

5.01                        Notices.

(a)                          Notices Generally.  Any notice or other communication herein required or permitted to be given to an Obligor or Collateral Agent, shall be sent to such Person’s address as set forth at its “Address for Notices” specified beneath its name on the signature pages hereto. Except as otherwise set forth in paragraph (b) below, each notice hereunder shall be in writing and may be personally served or sent by telefacsimile (except for any notices sent to Collateral Agent) or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed; provided that no notice to Collateral Agent shall be effective until received by Collateral Agent; provided further that any such notice or other communication shall at the request of Collateral Agent be provided to any sub-agent appointed pursuant to Section 11.02(a) of the Indenture as designated by Collateral Agent from time to time.

(b)                          Electronic Communications.  Notices and other communications to any Obligor or Collateral Agent may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by Collateral Agent.  Collateral Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless Collateral Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

5.02                 No Waiver.  No failure on the part of any Secured Party to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by any Secured Party of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies herein are cumulative and are not exclusive of any remedies provided by law.

5.03                 Amendments, Etc.  The terms of this Agreement may be waived, altered or amended only by an instrument in writing duly executed by each Obligor and Collateral Agent (with the consent of the holders as specified in Section 9.01 or 9.02 of the Indenture).  Any such amendment or waiver shall be binding upon the Secured Parties and each Obligor.

5.04                        Expenses; Indemnification.

(a)                          The Obligors jointly and severally agree to reimburse Collateral Agent and each other Secured Party as provided in Section 7.07 of the Indenture.

(b)                          Each Obligor agrees to indemnify Collateral Agent and each other Secured Party as provided in Section 7.07 of the Indenture.

(c)                           Collateral Agent shall be entitled to the rights, benefits, protections and exculpations provided in Section 7.02(h) of the Indenture.

(d)                                 The agreements in this Section 5.04 shall survive repayment of the Secured Obligations and all other amounts payable under the Indenture and the other Notes Documents.

5.05                 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of each Obligor and the Secured Parties (provided that no Obligor shall assign or transfer its rights or obligations hereunder without the prior written consent of Collateral Agent).

5.06                 Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing such counterpart.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or electronic format (i.e., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

5.07                 Applicable Law; Consent to Jurisdiction; Etc.

(a)                          APPLICABLE LAW.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING ANY CLAIMS SOUNDING IN CONRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

(b)                          CONSENT TO JURISDICTION.  SUBJECT TO CLAUSE (E) OF THE FOLLOWING SENTENCE, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO SHALL BE BROUGHT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK.  BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OBLIGOR AND COLLATERAL AGENT, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS (OTHER THAN WITH RESPECT TO ACTIONS BY ANY AGENT IN RESPECT OF RIGHTS UNDER ANY SECURITY AGREEMENT GOVERNED BY A LAWS OTHER THAN THE LAWS OF THE STATE OF NEW YORK OR WITH RESPECT TO ANY COLLATERAL SUBJECT THERETO); (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE OBLIGOR AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 5.01; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE OBLIGOR IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT THE AGENTS AND HOLDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY OBLIGOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY SECURITY DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

5.08                 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS.  EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL

RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 6.08 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER NOTES DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

5.09                 Captions.  The captions and section headings appearing herein are included solely for convenience of reference and shall not constitute a part hereof for any other purpose or be given any substantive effect.

5.10                 Agents and Attorneys-in-Fact.  Collateral Agent may employ agents and attorneys-in-fact in connection herewith and shall not be responsible for the negligence or misconduct of any such agents or attorneys-in-fact selected by it in good faith.

5.11                 Severability.  In case any provision in or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

5.12                 Additional Obligors.  As contemplated by Section 4.11 of the Indenture, certain Subsidiaries of the Company formed or acquired after the date hereof, or certain other Subsidiaries not then a party hereto, may be required to become an “Obligor” under this Agreement, by executing and delivering to Collateral Agent a Counterpart Agreement substantially in the form of Exhibit D hereto or such other joinder agreement as Collateral Agent may approve or request.  Accordingly, upon the execution and delivery of any such Counterpart Agreement or joinder agreement by any such new Subsidiary, such new Subsidiary shall automatically and immediately, and without any further action on the part of any Person, become an “Obligor” under and for all purposes of this Agreement, and each of the Annexes hereto shall be supplemented in the manner specified in such Counterpart Agreement.

5.13                 Entire Agreement.  This Agreement and the other Notes Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

5.14                 Intercreditor Agreement.  Notwithstanding anything herein to the contrary, the relative rights and remedies of Collateral Agent and the Secured Parties hereunder shall be subject to and governed by the terms of the Intercreditor Agreement.  In the event of any inconsistency between the terms hereof and the terms of the Intercreditor Agreement, the terms of the Intercreditor Agreement shall control at any time the Intercreditor Agreement is in effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

OBLIGORS

MOOD MEDIA CORPORATION, as the Company and an Obligor

By:
Name:
Title:

[ ], as an Obligor

By:
Name:
Title

Address for Notices:

[ ]

Telephone: [ ]
Fax: [ ]

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

Address for Notices:

101 Barclay Street, Floor 7-E
New York, NY 10286
Attention: International Corporate Trust Global Americas

Fax: 212-815-5366

ANNEX 1

PLEDGED  SHARES AND PROMISSORY NOTES, INSTRUMENTS AND
TANGIBLE  CHATTEL PAPER (1)

Pledged Shares

Grantor	Share Issuer	Class of Shares	Certificated (Y/N)	Share Certificate No.	Par Value	No. of Pledged Share	Percentage of Outstanding Share of the Issuer

Promissory Notes

Entity	Principal Amount	Date of Issuance	Interest Rate	Maturity Date	Pledged [Yes/No]

Chattel Paper

Description	Pledged [Yes/No]

(1)                See definitions of “Initial Pledged Shares” and “Issuers” in Section 1.03 and Sections 2.05, 3(a), 3(b) and 4.01(b).

P-1-1

ANNEX 2

LIST OF COPYRIGHTS, COPYRIGHT REGISTRATIONS AND
APPLICATIONS FOR COPYRIGHT REGISTRATIONS (2)

Owner	Title	Registration Number

LIST OF PATENTS AND PATENT APPLICATIONS(3)

Owner	Country	Registration or App Number	Patent Title

LIST OF REGISTERED TRADE NAMES, TRADEMARKS, SERVICES  MARKS
TRADEMARK AND SERVICE  MARK REGISTRATIONS AND
APPLICATIONS FOR TRADEMARK AND SERVICE MARK REGISTRATIONS (4)

Owner	Country	Mark	Reg. No.	App. No.	Status

(2)                See definition of “Copyright Collateral” in Section 1.02 and Section 2.06.

(3)                See definition of “Patent Collateral” in Section 1.02 and Section 2.06.

(4)                See definition of “Trademark Collateral” in Section 1.02 and Section 2.06.

P-2-1

ANNEX 3

LIST OF DEPOSIT  ACCOUNTS, AND SECURITIES ACCOUNTS AND COMMODITY
ACCOUNTS (5)

Deposit Accounts

Grantor	Name of Depositary Bank	Account Number	Account Name

Securities Accounts

Grantor	Name of Intermediary	Account Number	Account Name

Commodity Accounts

Grantor	Name of Intermediary	Account Number	Account Name

(5)                See Section 2.08.

P-3-1

ANNEX 4

LIST OF COMMERCIAL TORT CLAIMS

[                                          ](6)

(6)                See Sections 2.09 and 3(p).

P-4-1

ANNEX 5

LIST OF LETTER-OF-CREDIT RIGHTS (7)

Grantor	Issuer	Outstanding Principal Balance	Maturity Date

(7)                See Sections 2.10 and 4(p).

P-5-1

EXHIBIT  A

[Form of Trademark Security Agreement]

SHORT-FORM TRADEMARK SECURITY AGREEMENT

WHEREAS, [NAME OF GRANTOR](8) (the “Grantor”) has adopted, used, is using, or intends to use, and is the owner of the trademark registrations and trademark applications listed in the attached Schedule of Registered Trademarks;

WHEREAS, the Grantor has contemporaneously with the execution of this Short-Form Trademark Security Agreement entered into the Second Lien Pledge and Security Agreement dated as of [                  ], 2017 (as modified from time to time, the “Security Agreement”), in which the Grantor has granted certain interests in favor of The Bank of New York Mellon, as Collateral Agent (“Collateral Agent”) for the benefit of the Secured Parties (as defined therein); and

WHEREAS, pursuant to the Security Agreement, the Grantor has agreed with Collateral Agent and the Secured Parties to execute this Short-Form Trademark Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor hereby grants to Collateral Agent for the benefit of the Secured Parties, to the extent provided in the Security Agreement (the terms and conditions of which are hereby incorporated herein), a security interest in all of its right, title and interest in, to and under all the trademarks, whether now owned or at any time hereafter acquired, of the Grantor that are registered with, or for which applications for registration have been filed with, the United States Patent and Trademark Office, including the trademarks registrations and trademark applications listed on the attached Schedule of Registered Trademarks, and all registrations and pending applications associated therewith (excluding any application for registration of a trademark filed on an intent-to-use basis solely to the extent that the grant of a security interest in any such trademark application would materially adversely affect the validity or enforceability of the resulting trademark registration or result in cancellation of such trademark application), as collateral security for the prompt and complete payment and performance when due of all the Secured Obligations (as defined in the Security Agreement).  Notwithstanding the foregoing, in the event of any conflict between this Short-Form Trademark Security Agreement and the Security Agreement, the Security Agreement shall control.

Date: [                 ], 20[     ]

[NAME OF GRANTOR]

By:
Name:
Title:

(8)                                 Form prepared under the assumption that it is being delivered for a single “Grantor” that pledges the trademarks.  Appropriate adjustments should be made if this is not the case.

P-A-1

SCHEDULE OF
REGISTERED TRADEMARKS

U.S. FEDERAL  TRADEMARK REGISTRATIONS

[            ]

U.S. FEDERAL  TRADEMARK APPLICATIONS

[            ]

P-A-2

EXHIBIT  B

[Form of Patent Security Agreement]

SHORT-FORM PATENT SECURITY AGREEMENT

WHEREAS, [NAME OF GRANTOR](9)  (the “Grantor”) has applied for patents and has been issued patents in the United States Patent and Trademark Office, and is the owner of the patent applications and issued patents listed in the attached Schedule of Patents and Patent Applications;

WHEREAS, the Grantor has contemporaneously with the execution of this Short-Form Patent Security Agreement entered into the Second Lien Pledge and Security Agreement dated as of [                ], 2017  (as modified from time to time, the “Security Agreement”), in which the Grantor has granted certain interests in favor of The Bank of New York Mellon, as Collateral Agent (“Collateral Agent”) for the benefit of the Secured Parties (as defined therein); and

WHEREAS, pursuant to the Security Agreement, the Grantor has agreed with Collateral Agent and the Secured Parties to execute this Short-Form Patent Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor hereby grants to Collateral Agent for the benefit of the Secured Parties, to the extent provided in the Security Agreement (the terms and conditions of which are hereby incorporated herein), a security interest in all of its right, title and interest in, to and under all the patents and patent applications whether now owned or at any time hereafter acquired, of the Grantor issued by, or for which applications have been filed with, the United States Patent and Trademark Office, including the issued patents and patent applications on the attached Schedule of Patents and Patent Applications, and all related patents and applications thereto, including all reissuances, continuations, continuations-in-part, revisions, extensions, re-examinations thereof, any patents and patent applications claiming priority to said issued patents and patent applications or from which said patents and patent applications claim priority, and pending applications associated therewith, as collateral security for the prompt and complete payment and performance when due of all the Secured Obligations (as defined in the Security Agreement).  Notwithstanding the foregoing, in the event of any conflict between this Short- Form Patent Security Agreement and the Security Agreement, the Security Agreement shall control.

Date: [                ], 20[     ]

[NAME OF GRANTOR]

By:
Name:
Title:

(9)                                 Form prepared under the assumption that it is being delivered for a single “Grantor” that pledges the patents. Appropriate adjustments should be made if this is not the case.

P-B-1

SCHEDULE OF
PATENTS AND PATENT APPLICATIONS

P-B-2

EXHIBIT  C

[Form of Copyright Security Agreement]

SHORT-FORM COPYRIGHT SECURITY AGREEMENT

WHEREAS, [NAME OF GRANTOR](10) (the “Grantor”) has created or has had created works of original authorship fixed in a tangible medium of which it is the owner of the copyrights listed in the attached Schedule of Registered Copyrights and the registrations, recordings, and applications associated therewith;

WHEREAS, the Grantor has contemporaneously with the execution of this Short-Form Copyright Security Agreement entered into the Second Lien Pledge and Security Agreement dated as of [               ], 2017 (as modified from time to time, the “Security Agreement”), in which the Grantor has granted certain interests in favor of The Bank of New York Mellon, as Collateral Agent (“Collateral Agent”) for the benefit of the Secured Parties (as defined therein); and

WHEREAS, pursuant to the Security Agreement, the Grantor has agreed with Collateral Agent and the Secured Parties to execute this Short-Form Copyright Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor hereby grants to Collateral Agent for the benefit of the Secured Parties, to the extent provided in the Security Agreement (the terms and conditions of which are hereby incorporated herein), a security interest in all of its right, title and interest in, to and under all the copyrights, whether registered or unregistered and whether published or unpublished, now owned or at any time hereafter acquired of the Grantor located in the United States of America, including the copyrights registered with the United States Copyright Office that are listed on the attached Schedule of Registered Copyrights, and all registrations, recordings, and pending applications associated therewith, as collateral security for the prompt and complete payment and performance when due of all the Secured Obligations (as defined in the Security Agreement).  Notwithstanding the foregoing, in the event of any conflict  between  this  Short-Form  Copyright  Security  Agreement  and  the  Security  Agreement,  the Security Agreement shall control.

Date: [               ], 20[    ]

[NAME OF GRANTOR]

By:
Name:
Title:

(10)                          Form prepared under the assumption that it is being delivered for a single “Grantor” that pledges the copyrights.  Appropriate adjustments should be made if this is not the case.

P-C-1

SCHEDULE OF
REGISTERED COPYRIGHTS

P-C-2

EXHIBIT D

[Form of Counterpart Agreement]

COUNTERPART AGREEMENT

COUNTERPART AGREEMENT dated as of         ,          by [NAME OF ADDITIONAL OBLIGOR], a             (the “Additional Obligor”), in favor of The Bank of New York Mellon, as Collateral Agent (in such capacity, together with its successors in such capacity, “Collateral Agent”).

            , a [  ] duly organized and validly existing under the laws of  (the “Company”), the other Obligors referred to therein and Collateral Agent are parties to an Indenture dated as of [   ], 2017 (as modified and supplemented and in effect from time to time, the “Indenture”). In connection with the Indenture, the Company, the other Obligors referred to therein and Collateral Agent are parties to a Second Lien Pledge and Security Agreement dated as of [   ], 2017 (as modified and supplemented and in effect from time to time, the “Security Agreement”).

Pursuant to Section 5.12 of the Security Agreement, the Additional Obligor hereby agrees to become an “Obligor” for all purposes of the Security Agreement (and hereby supplements each of the Annexes to the Security Agreement in the manner specified in Appendix A hereto). Without limiting the foregoing, the Additional Obligor hereby:

(a)                                 as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration, by liquidation or otherwise) of the Secured Obligations, pledges and grants to Collateral Agent for the benefit of the Secured Parties, a security interest in all of its right, title and interest in, to and under the Collateral, in each case whether tangible or intangible, wherever located, and whether now owned by it or hereafter acquired and whether now existing or hereafter coming into existence, in the same manner and to the same extent as is provided in Section 4 of the Security Agreement; and

(b)                                 makes the representations and warranties set forth in Section 2 of the Security Agreement with respect to itself and its obligations under this Agreement, as if each reference in such Sections to the Notes Documents included reference to this Agreement.

The Additional Obligor hereby instructs its counsel to deliver any opinions to the Secured Parties required to be delivered in connection with the execution and delivery hereof.

P-D-1

IN WITNESS WHEREOF, the Additional Obligor has caused this Counterpart Agreement to be duly executed and delivered as of the day and year first above written.

[NAME OF OBLIGOR]

By
Title:

Accepted and agreed:

THE BANK OF NEW YORK MELLON,
not in its individual capacity, but solely as Collateral Agent

By
Title:

P-D-2

Appendix A

SUPPLEMENT[S] TO ANNEX[ES] TO SECURITY AGREEMENT

Supplement to Annex 1:

[to be completed]

[Supplement to Annex 2:

[to be completed]

Supplement to Annex 3:

[to be completed]

Supplement to Annex 4:

[to be completed]

Supplement to Annex 5:

[to be completed]

P-D-3

APPENDIX Q

SUBSTITUTED NEW COMPANY NOTES COLLATERAL AGREEMENT

SECOND LIEN PLEDGE AND SECURITY AGREEMENT

SECOND LIEN PLEDGE AND SECURITY AGREEMENT dated as of [   ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), between [DLLC2] (the “Company”), each of the Subsidiaries of the Company identified under the caption “OBLIGORS” on the signature pages hereto and each entity, if any, that becomes an “Obligor” hereunder as contemplated by Section 5.12 (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Obligors”), and The Bank of New York Mellon, as Collateral Agent for the parties defined as “holders” under the Indenture referred to below (in such capacity, together with its successors in such capacity, “Collateral Agent”).

WHEREAS, the Company, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee (in such capacity, together with its successors in such capacity, “Trustee”) and Collateral Agent, are parties to an Indenture dated as of [   ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”);

WHEREAS, the Obligors are the direct legal and beneficial owners of all of the Pledged Shares more particularly described on Annex 1 attached hereto;

WHEREAS, each Subsidiary Guarantor, as a Subsidiary of the Company will derive substantial direct and indirect benefits from the issuance of the notes pursuant to the Indenture (which benefits are hereby acknowledged by each Subsidiary Guarantor);

WHEREAS, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Obligor has agreed to grant a security interest in the Collateral as security for the Secured Obligations;

WHEREAS, Collateral Agent and HPS Investment Partners, LLC, in its capacity as First Lien Collateral Agent (as defined in the Intercreditor Agreement), are parties to an Intercreditor Agreement dated as of [   ], 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”); and

WHEREAS, the Intercreditor Agreement governs the relative rights and priorities of the Secured Parties and the Second Lien Claimholders (as defined in the Intercreditor Agreement) in respect of the Collateral;

Accordingly, the parties hereto agree as follows:

Section 1. Definitions, Etc.

1.01        Certain Uniform Commercial Code Terms.  As used herein, the terms “Accession”, “Account”, “As-Extracted Collateral”, “Chattel Paper”, “Commercial Tort Claims”, “Commodity Account”, “Commodity Contract”, “Deposit Account”, “Document”, “Electronic Chattel Paper”, “Equipment”, “Farm Products”, “Fixture”, “General Intangible”, “Goods”, “Health-care- insurance receivable”, “Instrument”, “Inventory”, “Investment Property”, “Letter-of-Credit Right”, “Manufactured Home”, “Payment Intangible”, “Proceeds”, “Promissory Note”, “Record”, “Supporting

Obligation”, and “Tangible Chattel Paper” have the respective meanings set forth in Article 9 of the NYUCC, and the terms “Financial Asset”, “Instruction”, “Securities Account”, “Security”, “Security Entitlement” and have the respective meanings set forth in Article 8 of the NYUCC.

1.02        Additional Definitions. In addition, as used herein:

“Applicable Collateral Agent” means First Lien Collateral Agent until the Discharge of First Lien Obligations (as defined in the Intercreditor Agreement) and following the Discharge of First Lien Obligations, Collateral Agent.

“Collateral” has the meaning assigned to such term in Section 3. For the avoidance of doubt, the term Collateral does not include Excluded Collateral.

“Contract” means all written contracts and agreements between any Obligor and any other Person (in each case, whether third party or intercompany) as the same may be amended, extended, restated, amended and restated, supplemented, replaced or otherwise modified from time to time, including (i) all rights of any Obligor to receive moneys due and to become due to it thereunder or in connection therewith, (ii) all rights of any Obligor to receive proceeds of any insurance, indemnity, warranty or guaranty with respect thereto, (iii) all rights of any Obligor to damages arising thereunder and (iv) all rights of any Obligor to terminate and to perform and compel performance of, such contracts and to exercise all remedies thereunder.

“Copyright Collateral” means all Copyrights, whether now owned or hereafter acquired by any Obligor, including each Copyright registration or application for registration identified in Annex 2.

“Copyrights” means all copyrights, copyright registrations and applications for copyright registrations, including all renewals and extensions thereof, all rights to recover for past, present or future infringements thereof and all other rights whatsoever accruing thereunder or pertaining thereto.

“Counterpart Agreement” means a Counterpart Agreement substantially in the form of Exhibit D delivered by an Obligor pursuant to Section 5.12.

“Discharge of Second Lien Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“Excluded Collateral” has the meaning assigned to such term in Section 3.

“Excluded Equipment” means at any date any Equipment of an Obligor which is subject to, or secured by, a Capital Lease obligation or purchase money Indebtedness which is permitted under Section 4.03 of the Indenture if and to the extent that (i) the express terms of a valid and enforceable restriction in favor of a Person who is not an Obligor or an Affiliate of an Obligor contained in the agreements or documents granting or governing such Capital Lease obligation or purchase money Indebtedness prohibit an assignment thereof, or a grant of a security interest therein, by an Obligor or provide that a grant of a security interest therein by an Obligor would result in a forfeiture of such Obligor’s rights thereunder and (ii) such restriction relates only to the asset or assets acquired by an Obligor with the Proceeds of such Capital Lease obligation or purchase money Indebtedness or the asset or assets acquired by such Obligor with the proceeds of another Capital Lease obligation or purchase money Indebtedness provided by the same Person; provided that all Proceeds paid or payable to any Obligor from any sale, transfer or assignment or other voluntary or involuntary disposition of such Equipment and all rights to receive such Proceeds shall be included in the Collateral.

“First Lien Obligations” has the meaning assigned to such term in the Intercreditor Agreement.

“Government Contract” means any Contract of an Obligor with any Governmental Authority.

“Government Receivable” means any Receivable of an Obligor pursuant to or in connection with a Government Contract.

“Initial Pledged Shares” means the Shares of each Issuer beneficially owned directly by any Obligor on the date hereof and identified in Annex 1 (Part A).

“Insurance” means all property and casualty insurance policies covering any or all of the Collateral (regardless of whether Collateral Agent is the loss payee thereof).

“Intellectual Property” means, collectively, all Copyright Collateral, all Patent Collateral and all Trademark Collateral, together with (a) all inventions, processes, production methods, proprietary information, know-how and trade secrets; (b) all licenses or user or other agreements granted to any Obligor with respect to any of the foregoing, in each case whether now or hereafter owned or used; (c) all other intellectual property or proprietary rights; and (d) all causes of action, claims and warranties now or hereafter owned or acquired by any Obligor in respect of any of the items listed above.

“Issuers” means, collectively, (a) the respective Persons identified on Annex 1 (Part A) under the caption “Share Issuer”, (b) any other Person that shall at any time be a Subsidiary of any Obligor, and (c) the issuer of any Equity Interests hereafter owned by any Obligor.

“NYUCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Patent Collateral” means all Patents, whether now owned or hereafter acquired by any Obligor, including each issued Patent or Patent application identified in Annex 2, and all income, royalties, damages and payments now or hereafter due and/or payable under or with respect thereto.

“Patents” means all patents and patent applications, including the inventions and improvements described and claimed therein together with the reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof, all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, all damages and payments for past or future infringements thereof and rights to sue therefor, and all rights corresponding thereto throughout the world.

“Perfection Certificate” means the Perfection Certificate with respect to the Company and each Subsidiary Guarantor delivered to Collateral Agent on the Issue Date.

“Pledged Shares” means, collectively, (i) the Initial Pledged Shares and (ii) all other Shares of any Issuer now or hereafter owned directly by any Obligor, together in each case with (a) all certificates representing the same, (b) all Shares, securities, moneys or other property representing a dividend on or a distribution or return of capital on or in respect of the Pledged Shares, or resulting from a split-up, revision, reclassification or other like change of the Pledged Shares or otherwise received in exchange therefor, and any warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Shares, and (c) without prejudice to any provision of any of the Notes Documents prohibiting any merger or consolidation by an Issuer, all Shares of any successor entity of any such merger or consolidation.

“Receivable” means all Accounts and any other right to payment for goods or other property sold, leased, licensed or otherwise disposed of or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper or classified as a Payment Intangible and whether or not it has been earned by performance. References herein to Receivables shall include any Supporting Obligation or collateral securing such Receivable.

“Secured Parties” means, collectively, the holders, Trustee, Collateral Agent and any other holder from time to time of any of the Secured Obligations and, in each case, their respective successors and assigns.

“Secured Obligations” means the “Obligations” as defined in the Indenture.

“Shares” means shares of capital stock of a corporation, limited liability company interests, partnership interests and other ownership or Equity Interests of any class in any Person.

“Trademark Collateral” means all Trademarks, whether now owned or hereafter acquired by any Obligor, including each Trademark registration or application for Trademark registration identified in Annex 2, together, in each case, with the product lines and goodwill of the business connected with the use of, and symbolized by, each such trade name, trademark and service mark. Notwithstanding the foregoing, the Trademark Collateral does not and shall not include any Trademark that would be rendered invalid, abandoned, void or unenforceable by reason of its being included as part of the Trademark Collateral.

“Trademarks” means all trade names, trademarks and service marks, logos, trademark and service mark registrations, and applications for trademark and service mark registrations, including all renewals of trademark and service mark registrations, all rights to recover for all past, present and future infringements thereof and all rights to sue therefor, and all rights corresponding thereto throughout the world.

“USCO” means United States Copyright Office.

“USPTO” means the United States Patent and Trademark Office.

1.03        Terms Generally. Terms used herein and not otherwise defined herein are used herein as defined in the Indenture. The definitions of terms herein may, unless the context otherwise requires, by used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or

“including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference hereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease and sub-license, as applicable.

Section 2. Representations and Warranties. Each Obligor represents and warrants to Collateral Agent, for the benefit of the Secured Parties, on the Issue Date (it being understood and agreed that the representations and warranties made on the Issue Date are deemed to be made concurrently with the consummation of the Transactions):

2.01        Title. Such Obligor has good and valid rights in the Collateral in which it purports to grant a security interest pursuant to Section 3 and no Lien exists upon the Collateral (and no right or option to acquire the same exists in favor of any other Person) other than (a) the security interest created or provided for herein, which security interest shall, upon the filing of a financing statement in the applicable jurisdiction set forth on Schedule 1 of the Perfection Certificate for such Obligor, constitute a valid second priority perfected Lien on the Collateral in which a security interest may be perfected by such filing, and (b) Permitted Liens.

2.02        Perfection Certificate. The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein, including the full and correct legal name, type of organization, jurisdiction of organization, organizational ID number (if applicable) and mailing address of each Obligor as of the date hereof, is correct and complete, in all material respects, as of the date hereof.

2.03           [Reserved].

2.04        Pledged Shares. The Initial Pledged Shares constitute (a) 100% of the issued and outstanding Shares of each Issuer other than a CFC or Foreign Subsidiary Holding Company beneficially owned directly by such Obligor on the date hereof (other than any Shares held in a Securities Account referred to in Annex 3), whether or not registered in the name of such Obligor and (b) in the case of each Issuer that is a CFC or Foreign Subsidiary Holding Company, (i) 65% of the issued and outstanding Shares of voting stock of such Issuer and (ii) 100% of all other issued and outstanding Shares of capital stock of whatever class of such Issuer, in each case, beneficially owned directly by such Obligor on the date hereof, in each case whether or not registered in the name of such Obligor. Annex 1 (Part A) correctly identifies, as at the date hereof, the respective Issuers of the Initial Pledged Shares and (in the case of any corporate Issuer) the respective class and par value of such Shares, whether such Shares are certificated and the respective number of such Shares (and registered owner thereof) represented by each such certificate.

The Initial Pledged Shares are, and all other Pledged Shares in which such Obligor shall hereafter grant a security interest pursuant to Section 3 will be, (i) duly authorized, validly existing, fully paid and non-assessable (in the case of any Shares issued by a corporation) and (ii) duly issued and outstanding (in the case of any Equity Interest in any other entity), and none of such Pledged Shares are or will be subject to any contractual restriction, or any restriction under the charter, by-laws, partnership agreement or other organizational instrument of the respective Issuer thereof, upon the transfer of such Pledged Shares (except for any such restriction contained herein or in the Notes Documents, or under such organizational instruments).

All certificates, agreements or instruments representing or evidencing the Pledged Shares in existence on the date hereof have been delivered to Applicable Collateral Agent (as gratuitous bailee for Collateral Agent for perfection purposes pursuant to Section 5.5 of the First Lien/Second Lien Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) in a suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank and (assuming continuing possession by Applicable Collateral Agent of all such Pledged Shares) Collateral Agent has a perfected second priority security interest therein.

In addition, (i) except for the security interest created hereby (or, in the case of Pledged Shares owned by the Company or any Subsidiary Guarantor, as permitted by the Indenture), each Obligor is and will at all times be the sole holder of record and the legal and beneficial owner, free and clear of all Liens other than Permitted Liens, of the Pledged Shares indicated on Annex 1 as being owned by such Obligor and, when acquired by such Obligor, any Pledged Shares acquired after the Issue Date; (ii) the Pledged Shares constitute or will constitute the percentage of the issued and outstanding capital stock pledged identified on Annex 1 as supplemented or modified by any Pledged Interests Addendum or any Joinder to this Agreement; (iii) such Obligor has the right and requisite authority to pledge, the Investment Property pledged by such Obligor to Collateral Agent as provided herein; (iv) all actions necessary or desirable to perfect and establish, or otherwise protect, Collateral Agent’s Liens in the Investment Property, and the proceeds thereof, have been duly taken, upon (A) the execution and delivery of this Agreement and (B) the filing of financing statements in the applicable jurisdiction set forth on Schedule 1 of the Perfection Certificate for such Obligor with respect to the Pledged Shares owned by such Obligor that are not represented by certificates. None of the Pledged Shares owned or held by such Obligor has been issued or transferred to Obligor in violation of any securities registration, securities disclosure, or similar laws of any jurisdiction to which such issuance or transfer may be subject.

2.05        Promissory Notes, Instruments and Tangible Chattel Paper. Annex 1 (Part B) sets forth a complete and correct list of all Promissory Notes (including any intercompany notes), Instruments and Tangible Chattel Paper held by any Obligor on the date hereof, that each individually have a value in excess of $250,000 on the date hereof.

2.06        Intellectual Property. Annex 2 sets forth under the name of such Obligor a complete and correct list of all copyright registrations, patents, patent applications, trademark registrations and trademark applications owned by such Obligor on the date hereof (or, in the case of any supplement to said Annex 2, effecting a pledge thereof, as of the date of such supplement).

2.07        Deposit Accounts, Securities Accounts and Commodity Accounts. Annex 3 sets forth a complete and correct list of all Deposit Accounts, Securities Accounts and Commodity Accounts of the Obligors on the date hereof (other than Excluded Accounts).

2.08          Commercial Tort Claims. Annex 4 sets forth a complete and correct list of all Commercial Tort Claims of the Obligors in existence on the date hereof.

2.09        Letter-of-Credit Rights. Annex 5 sets forth a complete and correct list of all letters of credit individually valued in excess of $250,000 issued in favor of each Obligor, as beneficiary thereunder, on the date hereof.

2.10                        Fair Labor Standards Act. Any goods now or hereafter produced by such Obligor or any of its Subsidiaries included in the Collateral have been and will be produced in compliance with the requirements of the Fair Labor Standards Act, as amended.

2.11                        Special Collateral. As of the date hereof, none of the Collateral constitutes, or is the Proceeds of, (1) Farm Products, (2) As-Extracted Collateral, (3) Manufactured Homes, (4) timber to be cut, (5) Health-care-insurance receivables, (6) Government Receivable, (7) aircraft, aircraft engines, satellites, ships or railroad rolling stock or (8) motor vehicles or other goods subject to a certificate of title statute of any jurisdiction.

2.12                        Benefit to Each Obligor. The Obligors are members of an affiliated group of Persons, and the Obligors are engaged in related businesses. The obligations of each Obligor pursuant to this Agreement reasonably may be expected to benefit, directly or indirectly, it; and each Obligor has determined that this Agreement is necessary and convenient to the conduct, promotion and attainment of the business of such Obligor. Such Obligor has received at least “reasonably equivalent value” (as such phrase is used in Section 548 of the Bankruptcy Code and in comparable provisions of other applicable law) and more than sufficient consideration to support its obligations hereunder in respect of the Secured Obligations and under any of the Notes Documents to which it is a party.

2.13                        Consents; Authorizations, etc. No consent, approval, authorization, or other order or other action by, and no notice to or filing with, any Governmental Authority or any other Person is required (i) for the grant of a security interest by such Obligor in and to the Collateral pursuant to this Agreement or for the execution, delivery, or performance of this Agreement by such Obligor, or (ii) for the exercise by Collateral Agent of the voting or other rights provided for in this Agreement (subject to the Intercreditor Agreement) with respect to the Investment Property or the remedies in respect of the Collateral pursuant to this Agreement, except (A) as may be required in connection with such disposition of Investment Property by laws affecting the offering and sale of securities generally, (B) consents or approvals that have been obtained and that are still in force and effect, (C) with respect to registered copyrights only, the recordation of the Copyright Security Agreement with the USCO, (D) customary procedures required by applicable law in connection with the foreclosure or other realization on the security interest, (E) filings and recordings with respect to the Collateral required to be made, or otherwise delivered to Collateral Agent for filing or recordation, as of the Issue Date or thereafter, in each case, in accordance with the Notes Documents, and (F) on or prior to the date that they are required to be made pursuant to the terms of the Notes Documents, other filings, recordings or other actions necessary to perfect Liens granted to Collateral Agent in Collateral.

2.14                        Limited Liability Companies; Partnerships, etc. As to the limited liability company or partnership interests, issued under any operating agreement or partnership agreement of any Obligor, each Obligor hereby represents and warrants that the Pledged Shares issued pursuant to such agreement (A) are not dealt in or traded on securities exchanges or in securities markets, (B) do not constitute investment company securities, (C) are not held by such Obligor in a securities account and (D) are not securities governed by Article 8 of the Uniform Commercial Code as in effect in any relevant jurisdiction.

Section 3. Collateral. As collateral security for the payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Secured Obligations, each Obligor hereby pledges and grants to Collateral Agent for the benefit of the Secured Parties as hereinafter provided a security interest in all of such Obligor’s right, title and interest in, to and under the following property, in each case whether tangible or intangible, wherever located, and whether now owned by such Obligor or hereafter acquired and whether now existing or hereafter coming into existence (all of the property described in this Section 3 being collectively referred to herein as “Collateral”):

(a)                                 all Accounts, Receivables and Receivables Records;

(b)                                 all As-Extracted Collateral;

(c)                                  all Chattel Paper;

(d)                                 all Deposit Accounts;

(e)                                  all Documents;

(f)                                   all Equipment;

(g)                                  all Fixtures;

(h)                                 all General Intangibles;

(i)                                     all Goods not covered by the other clauses of this Section 3;

(j)                                    the Pledged Shares;

(k)                                 all Instruments, including all Promissory Notes;

(l)                                     all Insurance;

(m)                             all Intellectual Property;

(n)                                 all Inventory;

(o)                                 all Investment Property, including all Securities, all Securities Accounts and all Security Entitlements with respect thereto and Financial Assets carried therein, and all Commodity Accounts and Commodity Contracts;

(p)                                 all Letter-of-Credit Rights;

(q)                                 all Money, as defined in Section 1-201(24) of the NYUCC;

(r)                                    all commercial tort claims, as defined in Section 9-102(a)(13) of the NYUCC, arising out of the events described in Annex 4;

(s)                                   all other tangible and intangible personal property whatsoever of such Obligor; and

(t)                                    all Proceeds of any of the Collateral, all Accessions to and substitutions and replacements for, any of the Collateral, and all offspring, rents, profits and products of any of the Collateral, and, to the extent related to any Collateral, all books, correspondence, credit files, records, invoices and other papers (including all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Obligor or any computer bureau or service company from time to time acting for such Obligor),

provided that Collateral hereunder shall not include: (1)(A) any fee-owned Real Estate Asset that is not a Material Real Estate Asset and (B) any Leasehold Property, (2) any lease, license, contract, property rights or agreement to which any Obligor is a party (or to any of its rights or interests thereunder) if the grant of such security interest would constitute or result in either (i) the abandonment, invalidation or unenforceability of any right, title or interest of any Obligor therein or (ii) in a breach or termination pursuant to the terms of, or a default under, any such lease, license, contract, property rights or agreement (other than to the extent that any such term would be rendered ineffective by Section 9-406, 9-407, 9-408 or 9-409 of the NYUCC), provided that the Collateral shall include, and the security interest granted by each Obligor shall attach to, immediately at such time as the contractual or legal prohibition shall no longer be applicable and to the extent severable, any portion of such lease, license, contract, property rights or agreement not subject to the prohibitions specified in (i) or (ii) above, provided further, that the exclusions referred to in this clause (2) shall not include any Proceeds of any such lease, license, contract, property rights or agreement, (3) Margin Stock as defined in Regulation U of the Federal Reserve Board, (4) any Equity Interests in any partnership (to the extent such partnership is not a wholly owned Subsidiary of such Obligor), joint venture, or other non-wholly owned Subsidiary, in each case to the extent the grant of a security interest therein is prohibited by the organizational documents, joint venture agreements or shareholder agreements of the issuer or such Equity Interests, except to the extent such prohibitions or restrictions are ineffective under applicable law, (5) any intent-to-use United States trademark application for which an amendment to allege use or statement of use has not been filed under 15 U.S.C. § 1051(c) or (d), respectively, or, if filed, has not been deemed in conformance with 15 U.S.C. § 1051 (a) or (c), in each case, only to the extent the grant of security interest in such intent-to-use Trademark is in violation of 15 U.S.C. § 1060 and only unless and until a “Statement of Use” or “Amendment to Allege Use” is filed, has been deemed in conformance with 15 U.S.C. § 1051 (a) and (c) or examined and accepted, respectively, by the USPTO, (6) Excluded Equipment, (7) any of the outstanding Shares of a CFC or Foreign Subsidiary Holding Company in excess of 65% of the voting power of all classes of Shares of such CFC or Foreign Subsidiary Holding Company entitled to vote, (8) pledges and security interests prohibited by applicable law, rule or regulation or which could require governmental (including regulatory) consent, approval, license or authorization to be pledged (unless such consent, approval, license or authorization has been received), (9) motor vehicles and other assets to the extent subject to a certificate of title statute with a value of less than $100,000 (in each case, other than to the extent a Lien on such assets or such rights can be perfected by filing a UCC-1) and (10) any collateral expressly identified by Collateral Agent to the Company as to which Collateral Agent has determined in its sole discretion that the collateral value is insufficient to justify the difficulty, time and/or expense of obtaining a perfected security interest therein (each of the foregoing, the “Excluded Collateral”).

Section 4.  Further Assurances; Remedies. In furtherance of the grant of the security interest pursuant to Section 3, the Obligors hereby jointly and severally agree with Collateral Agent for the benefit of the Secured Parties as follows:

4.01                        Delivery and Other Perfection. Each Obligor shall promptly from time to time give, execute, deliver, file, record, authorize or obtain all such financing statements, continuation statements, notices, instruments, documents, agreements or consents or other papers as may be necessary, or as Collateral Agent may reasonably request to create, preserve, perfect, maintain the perfection of or validate the security interest granted pursuant hereto or to enable Collateral Agent to exercise and enforce its rights hereunder with respect to such security interest, and without limiting the foregoing shall:

(a)                            if any of the Pledged Shares, Investment Property or Financial Assets constituting part of the Collateral are received by such Obligor, promptly (x) deliver to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) the certificates or instruments representing or evidencing the same, duly endorsed in blank or accompanied by such instruments of assignment and transfer in such form and substance as Applicable Collateral Agent may reasonably request, all of which thereafter shall be held by Applicable Collateral Agent, pursuant to the terms of this Agreement and the Intercreditor Agreement, as part of the Collateral and (y) take such other action as Collateral Agent may reasonably deem necessary or appropriate to duly record or otherwise perfect the security interest created hereunder in such Collateral;

(b)                            promptly from time to time deliver to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) any and all Instruments constituting part of the Collateral, endorsed and/or accompanied by such instruments of assignment and transfer in such form and substance as Applicable Collateral Agent may request; provided that (other than in the case of the promissory notes described in Annex 1 (Part B)) so long as no Event of Default shall have occurred and be continuing, such Obligor may retain for collection in the ordinary course any Instruments received by such Obligor in the ordinary course of business and Applicable Collateral Agent shall, promptly upon request of such Obligor (through the Company), make appropriate arrangements for making any Instrument delivered by such Obligor available to such Obligor for purposes of presentation, collection or renewal (any such arrangement to be effected, to the extent requested by Applicable Collateral Agent, against trust receipt or like document);

(c)                             promptly from time to time enter into such control agreements or consents to assignments of Proceeds, each in form and substance reasonably acceptable to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent), as may be required to perfect the security interest created hereby in any and all Investment Property and Letter-of-Credit Rights, and will promptly furnish to Applicable Collateral Agent true copies thereof;

(d)                            promptly execute and deliver to Collateral Agent a Trademark Security Agreement substantially in the form of Exhibit A hereto, a Patent Security Agreement substantially in the form of Exhibit B hereto, and/or a Copyright Security Agreement substantially in the form of Exhibit C hereto, as necessary or desirable to record the security interest granted herein to Collateral Agent for the ratable benefit of the Secured Parties with the USPTO and the USCO, as applicable;

(e)                             keep full and accurate books and records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as Collateral Agent may reasonably require in order to reflect the security interests granted by this Agreement; and

(f)                              permit representatives of Collateral Agent, upon reasonable notice to Company, at any time during normal business hours to inspect and make abstracts from its books and records pertaining to the Collateral, and permit representatives of Collateral Agent to be present at such Obligor’s place of business to receive copies of communications and remittances relating to the Collateral, and forward copies of any notices or communications received by such Obligor with respect to the Collateral, all in such manner as Collateral Agent may require, subject in the case of the receipt of confidential information, subject to reasonable requirements of confidentiality, including requirements imposed by law or contract.

4.02                             Other Financing Statements or Control.  Except as otherwise permitted under Section 4.12 of the Indenture, no Obligor shall (a) file or suffer to be on file, or authorize or permit to be filed or to be on file, in any jurisdiction, any financing statement or like instrument with respect to any of the Collateral in which Collateral Agent is not named as the sole secured party for the benefit of the Secured Parties; provided that, for the avoidance of doubt, this Section 4.02(a) shall permit the filing of financing statements or like instruments with respect to any of the Collateral in respect of the First Priority Lien Obligations, or (b) cause or permit any Person other than Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) to have “control” (as defined in Section 9-104, 9-105, 9-106 or 9-107 of the NYUCC) of any Deposit Account, Electronic Chattel Paper, Investment Property or Letter-of-Credit Right constituting part of the Collateral.

4.03                        [Reserved].

4.04                        Special Provisions Relating to Certain Collateral.

(a)                                 Pledged Shares.

(i)                                     The Obligors will cause the Pledged Shares to constitute at all times (1) 100% of the issued and outstanding Shares of each Issuer other than a CFC or Foreign Subsidiary Holding Company beneficially owned directly by the Obligors and (2) in the case of any Issuer that is a CFC or Foreign Subsidiary Holding Company, (i) 65% of the issued and outstanding Shares of voting stock of such Issuer and (ii) 100% of all other issued and outstanding Shares of capital stock of whatever class of such Issuer, in each case, beneficially owned directly by such Obligor. The Obligors shall at no time elect to treat any limited liability company or partnership interests pledged hereunder as a “security” within the meaning of Article 8 of the UCC.

(ii)                                  So long as no Event of Default shall have occurred and be continuing, the Obligors shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Shares for all purposes not inconsistent with the terms of this Agreement, the Notes Documents or any other instrument or agreement referred to herein or therein, provided that the Obligors jointly and severally agree that they will not vote the Pledged Shares in any manner that is inconsistent with the terms of this Agreement, the Notes Documents or any such other instrument or agreement, or in any manner that is materially adverse to the holders’ rights, remedies or interest in any of the Notes Documents; and Collateral Agent shall execute and deliver to the Obligors or cause to be executed and delivered to the Obligors all such proxies, powers of attorney, dividend and other orders, and all such instruments, without recourse, as the Obligors may reasonably request for the purpose of enabling the Obligors to exercise the rights and powers that they are entitled to exercise pursuant to this Section 4.04(a)(ii).

(iii)                               Unless and until a Default or Event of Default shall have occurred and be continuing, the Obligors shall be entitled to receive and retain any dividends, distributions or

Proceeds on the Pledged Shares to the extent such dividends, distributions or Proceeds are permitted to be made under the Indenture.

(iv)                      Subject to the Intercreditor Agreement, if an Event of Default shall have occurred and be continuing, whether or not the Secured Parties or any of them exercise any available right to declare any Secured Obligations due and payable or seek or pursue any other relief or remedy available to them under applicable law or under this Agreement, the Notes Documents or any other agreement relating to such Secured Obligation, (A) all rights of each Obligor to exercise the voting and other consensual rights it would otherwise be entitled to exercise with respect to the Pledged Shares pursuant to Section 4.04(a)(ii) hereof shall immediately cease, and all such rights shall thereupon become vested in Applicable Collateral Agent (or if Collateral Agent is at that time permitted to exercise remedies against the Collateral pursuant to Section 3.1(a) of the Intercreditor Agreement, by Collateral Agent), which shall thereupon have the sole right to exercise such voting and other consensual rights, and, in connection therewith, each Obligor shall, at its sole cost and expense, from time to time execute and deliver to Applicable Collateral Agent or Collateral Agent, as applicable, appropriate instruments as Applicable Collateral Agent or Collateral Agent, as applicable, may reasonably request in order to permit Applicable Collateral Agent or Collateral Agent, as applicable, to exercise the voting and other rights which it may be entitled to exercise pursuant to this clause (A), and (B) all dividends and other distributions on the Pledged Shares shall be paid directly to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 of the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) or Collateral Agent, as applicable, as part of the Collateral, subject to the terms of this Agreement and the Intercreditor Agreement, and, if Applicable Collateral Agent or Collateral Agent, as applicable, shall so request in writing, the Obligors jointly and severally agree to execute and deliver to Applicable Collateral Agent or Collateral Agent, as applicable, appropriate additional dividend, distribution and other orders and documents to that end.

(v)                         Subject to the Intercreditor Agreement, each Obligor hereby expressly authorizes and instructs each Issuer of any Pledged Shares pledged hereunder to (i) comply with any Instruction received by it from Applicable Collateral Agent (or if Collateral Agent is at that time permitted to exercise remedies against the Collateral pursuant to Section 3.1(a) of the Intercreditor Agreement, Collateral Agent) in writing that (A) states that an Event of Default has occurred and is continuing and (B) is otherwise in accordance with the terms of this Agreement, without any other or further Instructions from such Obligor, and such Obligor agrees that such issuer shall be fully protected in so complying and (ii) unless otherwise expressly permitted hereby, pay any dividend or other payment with respect to the Pledged Shares directly to Applicable Collateral Agent or Collateral Agent, as applicable, for the benefit of the Secured Parties.

(b)                         Intellectual Property.

(i)                             For the purpose of enabling Collateral Agent to exercise rights and remedies under Section 4.05 at such time as Collateral Agent shall be lawfully entitled to exercise such rights and remedies and subject to the Intercreditor Agreement, and for no other purpose, each Obligor hereby grants to Collateral Agent, to the extent assignable, an irrevocable, non-exclusive license (exercisable after an Event of Default shall have occurred and be continuing), without payment of royalty or other compensation to such Obligor, to use, assign, license or sublicense any of the Intellectual Property now owned or hereafter acquired by such Obligor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof.

(ii)                          Notwithstanding anything contained herein to the contrary, but subject to the provisions of Section 4.06 of the Indenture that limit the rights of the Obligors to dispose of their property, so long as no Event of Default shall have occurred and be continuing, the Obligors will be permitted to exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of the business of the Obligors. In furtherance of the foregoing, so long as no Default or Event of Default shall have occurred and be continuing, Collateral Agent shall from time to time, upon the request of the respective Obligor (through the Company), execute and deliver any instruments, certificates or other documents, in the form so requested, that such Obligor (through the Company) shall have certified are appropriate in its judgment to allow it to take any action permitted above (including relinquishment of the license provided pursuant to clause (i) immediately above as to any specific Intellectual Property).  Further, upon the Discharge of Second Lien Obligations or earlier expiration of this Agreement or release of the Collateral, Collateral Agent shall grant back to the Obligors the license granted pursuant to clause (i) immediately above. The exercise of rights and remedies under Section 4.05 by Collateral Agent shall not terminate, and shall be subject to, the rights of the holders of any licenses or sublicenses theretofore granted by the Obligors in accordance with the first sentence of this clause (ii) prior to an Event of Default.

(iii)                       With respect to material Intellectual Property that is owned by a Obligor, each Obligor shall have the duty, to the extent determined by such Obligor in its reasonable business judgment to be necessary or economically desirable in the operation of such Obligor’s business, to use commercially reasonable efforts, (A) to promptly sue for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, (B) to prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement and (D) to take all reasonable and necessary action to preserve and maintain all of such Obligor’s Trademarks, Patents, Copyrights, domain names, other material Intellectual Property, Intellectual Property licenses, and its rights therein, including filing of applications for renewal, affidavits of use and affidavits of noncontestability and opposition and interference and cancellation proceedings. Each Obligor hereby agrees to take the steps described in this Section 4.04(b)(iii) with respect to all new or acquired material Intellectual Property to which it or any of its Subsidiaries is nor or later becomes entitled. Any expenses incurred in connection with the foregoing shall be borne by the appropriate Obligor. Each Obligor further agrees not to abandon any material Trademark, Patent, Copyright or Intellectual Property license (except in dispositions permitted by the Notes Documents) that is economically desirable in the operation of such Obligor’s business as determined in the reasonable judgment of such Obligor.

(iv)                      Obligors acknowledge and agree that the Secured Parties shall have no duties with respect to the Intellectual Property or Intellectual Property licenses. Without limiting the generality of this Section 4.04(b)(i), Obligors acknowledge and agree that no Secured Party shall be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Intellectual Property licenses against any other Person, but, subject to the Intercreditor Agreement, any member of the Secured Parties may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all reasonable out-of- pocket expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of the Company.

(v)                         Concurrently with the delivery of quarterly financial statements by the Company in accordance with Section 4.02 of the Indenture, the Company shall give Collateral Agent written notice of (A) any and all Patents or Trademarks for which an application for the registration of any such Patent or Trademark with the USPTO has been filed by an Obligor and (B) any and all Copyrights for which an application for the registration of any such Copyrights with the USCO has been filed by an Obligor, in each case, during the quarter for which such financial statements are delivered.   Promptly upon any such filing, each Grantor shall comply with Section 4.04(b)(i).

(c)                             Chattel Paper.   Each Obligors shall (i) deliver to Applicable Collateral Agent (acting as gratuitous bailee for Collateral Agent for perfection purposes, pursuant to Section 5.5 0f the Intercreditor Agreement, if Applicable Collateral Agent is not Collateral Agent) each original of each item of Chattel Paper at any time constituting part of the Collateral, and (ii) cause each such original and each copy thereof to bear a conspicuous legend, in form and substance reasonably satisfactory to Applicable Collateral Agent, indicating that such Chattel Paper is subject to the security interest granted hereby and that purchase of such Chattel Paper by a Person other than Applicable Collateral Agent without the consent of Applicable Collateral Agent would violate the rights of Applicable Collateral Agent.

(d)                            [Reserved].

(e)                             Letter-of-Credit Rights. Each Obligor that is or becomes the beneficiary of a letter of credit shall promptly (and in any event within 10 Business Days (or such longer period as Collateral Agent may agree in its reasonable discretion) after becoming a beneficiary), notify Collateral Agent thereof and, upon the request by Collateral Agent, use commercially reasonable efforts to enter into a tri-party agreement with Collateral Agent and the issuer or confirming bank with respect to Letter-of- Credit Rights assigning such Letter-of-Credit Rights to Collateral Agent and directing all payments thereunder to Collateral Agent’s Account, all in form and substance reasonably satisfactory to Collateral Agent.

(f)                              Commercial Tort Claims. Each Obligor agrees that, if it shall acquire any interest in any Commercial Tort Claim (whether from another Person or because such commercial tort claim shall have come into existence), (i) such Obligor shall, concurrently with the delivery of quarterly financial statements by the Company in accordance with Section 4.02 of the Indenture, deliver to Collateral Agent, in each case in form and substance reasonably satisfactory to Collateral Agent, a notice of the existence and nature of such Commercial Tort Claim and a supplement to Annex 4 containing a specific description of such Commercial Tort Claim, (ii) Section 3 shall apply to such Commercial Tort Claim and (iii) such Obligor shall execute and deliver to Collateral Agent, in each case in form and substance reasonably satisfactory to Collateral Agent, any document, and take all other action, deemed by Collateral Agent to be reasonably necessary for Collateral Agent to obtain, on behalf of the Secured Parties, a second priority perfected security interest in all such Commercial Tort Claims. Any supplement to Annex 4 delivered pursuant to this Section 4.04(f) shall, after the receipt thereof by Collateral Agent, become part of Annex 4 for all purposes hereunder other than in respect of representations and warranties made prior to the date of such receipt. Notwithstanding the foregoing, the requirements of this Section 4.04(f) shall not apply to a Commercial Tort Claim with a value less than $250,000 individually or to Commercial Tort Claims with a value less than $500,000 in the aggregate.

4.05                   Remedies.

(a)                            Rights and Remedies Generally upon Default. Subject to the Intercreditor Agreement, if an Event of Default shall have occurred and is continuing, Applicable Collateral Agent (or if Collateral Agent is at that time permitted to exercise remedies against the Collateral pursuant to Section 3.1(a) of the Intercreditor Agreement, Collateral Agent) shall have all of the rights and remedies with respect to the Collateral of a secured party under the UCC (whether or not the UCC is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including the right, to the fullest extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if Applicable Collateral Agent or Collateral Agent, as applicable, were the sole and absolute owner thereof (and each Obligor agrees to take all such action as may be appropriate to give effect to such right); and without limiting the foregoing:

(i)                             Applicable Collateral Agent or Collateral Agent, as applicable, in its discretion may, in its name or in the name of any Obligor or otherwise, demand, sue for, collect or receive any money or other property at any time payable or receivable on account of or in exchange for any of the Collateral, but shall be under no obligation to do so;

(ii)                          Applicable Collateral Agent or Collateral Agent, as applicable, may make any reasonable compromise or settlement deemed desirable with respect to any of the Collateral and may extend the time of payment, arrange for payment in installments, or otherwise modify the terms of, any of the Collateral;

(iii)                       Applicable Collateral Agent or Collateral Agent, as applicable, may require the Obligors to notify (and each Obligor hereby authorizes Applicable Collateral Agent or Collateral Agent, as applicable, to so notify) each account debtor in respect of any Account, Chattel Paper or General Intangible, and each obligor on any Instrument, constituting part of the Collateral that such Collateral has been assigned to Applicable Collateral Agent or Collateral Agent, as applicable, hereunder, and to instruct that any payments due or to become due in respect of such Collateral shall be made directly to Applicable Collateral Agent or Collateral Agent, as applicable, or as it may direct (and if any such payments, or any other Proceeds of Collateral, are received by any Obligor they shall be held in trust by such Obligor for the benefit of Applicable Collateral Agent or Collateral Agent, as applicable, and as promptly as possible remitted or delivered to Applicable Collateral Agent or Collateral Agent, as applicable, for application as provided herein);

(iv)                      Applicable Collateral Agent or Collateral Agent, as applicable, may require the Obligors to assemble the Collateral at such place or places, reasonably convenient to Applicable Collateral Agent or Collateral Agent, as applicable, and the Obligors, as Applicable Collateral Agent or Collateral Agent, as applicable, may direct;

(v)                         Applicable Collateral Agent or Collateral Agent, as applicable, may require the Obligors to cause the Pledged Shares to be transferred of record into the name of Applicable Collateral Agent or Collateral Agent, as applicable, or its nominee (and Applicable Collateral Agent or Collateral Agent, as applicable, agrees that if any of such Pledged Shares is transferred into its name or the name of its nominee, Applicable Collateral Agent or Collateral Agent, as applicable, will thereafter promptly give to respective Obligor (through the Company) copies of any notices and communications received by it with respect to such Pledged Shares); and

(vi)                      Applicable Collateral Agent or Collateral Agent, as applicable, may sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places as Applicable Collateral Agent or Collateral Agent, as applicable, deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable statute and cannot be waived), and Applicable Collateral Agent or Collateral Agent, as applicable, or any other Secured Party or anyone else may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at any private sale) and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of the Obligors, any such demand, notice and right or equity being hereby expressly waived and released. In the event of any sale, assignment, or other disposition of any of the Trademark Collateral, the goodwill connected with and symbolized by the Trademark Collateral subject to such disposition shall be included. Applicable Collateral Agent or Collateral Agent, as applicable, may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

The Proceeds of each collection, sale or other disposition under this Section 4.05, including by virtue of the exercise of any license granted to Applicable Collateral Agent or Collateral Agent, as applicable, in Section 4.04(b), shall be applied in accordance with Section 4.09.

(b)                                 Certain Securities Act Limitations.  The Obligors recognize that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable federal, foreign or state securities laws, or otherwise, Collateral Agent may determine that a public sale is impracticable, not desirable or not commercially reasonable and may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Obligors acknowledge that any such private sales may be at prices and on terms less favorable to Collateral Agent than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agree that any such private sale shall be deemed to have been made in a commercially reasonable manner and that Collateral Agent shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the issuer thereof to register it for public sale.

(c)                                  Other acts.  Each Obligor agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Shares pursuant to this Section 4.05 valid and binding and in compliance with all other applicable legal requirements. Each Obligor further agrees that a breach of any covenant contained in this Section 4.05 will cause irreparable injury to the Secured Parties, that the Secured Parties have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 4.05 shall be specifically enforceable against such Obligor, and such Obligor hereby waives and agrees not to assert any defense against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Indenture.

(d)       Notice.  The Obligors agree that to the extent Collateral Agent is required by applicable law to give reasonable prior notice of any sale or other disposition of any Collateral, ten Business Days’ notice shall be deemed to constitute reasonable prior notice.

4.06      Deficiency.  If the Proceeds of sale, collection or other realization of or upon the Collateral pursuant to Section 4.05 are insufficient to cover the costs and expenses of such realization and the payment in full of the Secured Obligations, the Obligors shall remain liable for any deficiency.

4.07      Locations;  Names,  Etc.    Without  at  least  30  days’  prior  written  notice  to Collateral Agent (or such shorter period as Collateral Agent may agree in its reasonable discretion), no Obligor shall agree to or authorize any modification of the terms of any item of Collateral that would result in a change thereof from one UCC category to another such category (such as from a General Intangible to Investment Property), if the effect of any such change would be to result in a loss of perfection of, or diminution of priority for, the security interests created hereunder in such item of Collateral, or the loss of control (within the meaning of Section 9-104, 9-105, 9-106 or 9-107 of the NYUCC) over such item of Collateral.

4.08      Private Sale.  The Secured Parties shall incur no liability as a result of the sale of the  Collateral,  or  any  part  thereof,  at  any  private  sale  pursuant  to  Section 4.05  conducted  in  a commercially reasonable manner.  Each Obligor hereby waives any claims against the Secured Parties arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations, even if Collateral Agent accepts the first offer received and does not offer the Collateral to more than one offeree.

4.09      Application of Proceeds. The Proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other cash at the time held by Collateral Agent under this Section 4, shall be applied by Collateral Agent, in accordance with Section 6.10 of the Indenture and the Intercreditor Agreement.

4.10      Attorney-in-Fact.     Without  limiting  any  rights  or  powers  granted  by  this Agreement to Collateral Agent while no Event of Default has occurred and is continuing, upon the occurrence and during the continuance of any Event of Default, subject to the Intercreditor Agreement, Collateral Agent is hereby appointed the attorney-in-fact of each Obligor for the purpose of carrying out the provisions of this Section 4 and taking any action and executing any instruments that Collateral Agent may  deem  necessary  or  advisable  to  accomplish   the   purposes  hereof,  which  appointment  as attorney-in-fact is irrevocable and coupled with an interest.   Without limiting the generality of the foregoing, so long as Collateral Agent shall be entitled under this Section 4 to make collections in respect of the Collateral, Collateral Agent shall have the right and power to receive, endorse and collect all checks made payable to the order of any Obligor representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

4.11      Perfection  and  Recordation.     Each  Obligor  agrees  to  file  UCC  financing statements describing the Collateral as “all assets” or “all personal property and fixtures” of such Obligor, provided that no such description shall be deemed to modify the description of Collateral set forth in Section 3. Each Obligor agrees to file any Patent Security Agreements, Trademark Security Agreements and/or Copyright Security Agreements with the USPTO or the USCO.

4.12      Termination.

(a)        Upon the Discharge of Second Lien Obligations, this Agreement and all obligations (other than those expressly stated to survive such termination) of Collateral Agent and each Obligor hereunder shall automatically terminate, and Collateral Agent shall forthwith cause to be assigned, transferred  and  delivered,  against  receipt  but  without  any  recourse,  warranty  or  representation whatsoever, any remaining Collateral and money received in respect thereof, to or on the order of the respective Obligor and to be released and canceled all licenses and rights referred to in Section 4.04(b). Collateral Agent shall also, at the expense of such Obligor, execute and deliver to the respective Obligor upon such termination such UCC termination statements and such other documentation as shall be reasonably requested by the respective Obligor to effect the termination and release of the Liens on the Collateral as required by this Section 4.12(a).

(b)        In respect of any property and assets securing First Lien Obligations, the security interest hereunder and in any other Security Document securing the Secured Obligations in such property and assets shall be automatically released upon the release of the security interests securing such assets or property securing any First Lien Obligations other than in connection with the Discharge of First Lien Obligations.

(c)        Collateral  Agent  shall,  at  the  expense  of  such  Obligor,  execute  and  deliver  to  the respective Obligor upon such release such documentation as shall be reasonably requested by the respective Obligor to effect or confirm the release of the Liens on the Collateral as required by this Section 4.12.

4.13      Further  Assurances.    Each  Obligor  agrees  that,  from  time  to  time,  at  such Obligor’s expense,  upon the written request of Collateral Agent, such Obligor will execute and deliver such further documents and do such other acts and things as Collateral Agent may reasonably request in order fully to effect the purposes of this Agreement.

Section 5. Miscellaneous.

5.01        Notices.

(a)   Notices Generally.  Any notice or other communication herein required or permitted to be given to an Obligor or Collateral Agent, shall be sent to such Person’s address as set forth at its “Address for Notices” specified beneath its name on the signature pages hereto. Except as otherwise set forth in paragraph (b) below, each notice hereunder shall be in writing and may be personally served or sent by telefacsimile (except for any notices sent to Collateral Agent) or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed; provided that no notice to Collateral Agent shall be effective until received by Collateral Agent; provided further that any such notice or other communication shall at the request of Collateral Agent be provided to any sub-agent appointed pursuant to Section 11.02(a) of the Indenture as designated by Collateral Agent from time to time.

(b)   Electronic Communications.  Notices and other communications to any Obligor or Collateral Agent may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by Collateral Agent.   Collateral Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless Collateral Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

5.02      No Waiver.   No failure on the part of any Secured Party to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by any Secured Party of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies herein are cumulative and are not exclusive of any remedies provided by law.

5.03      Amendments, Etc.   The terms of this Agreement may be waived, altered or amended only by an instrument in writing duly executed by each Obligor and Collateral Agent (with the consent of the holders as specified in Section 9.01 or 9.02 of the Indenture).  Any such amendment or waiver shall be binding upon the Secured Parties and each Obligor.

5.04      Expenses; Indemnification.

(a)        The Obligors jointly and severally agree to reimburse Collateral Agent and each other Secured Party as provided in Section 7.07 of the Indenture.

(b)        Each Obligor agrees to indemnify Collateral Agent and each other Secured Party as provided in Section 7.07 of the Indenture.

(c)        Collateral  Agent  shall  be  entitled  to  the  rights,  benefits,  protections  and exculpations provided in Section 7.02(h) of the Indenture.

(d)        The agreements in this Section 5.04 shall survive repayment of the Secured Obligations and all other amounts payable under the Indenture and the other Notes Documents.

5.05      Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of each Obligor and the Secured Parties (provided that no Obligor shall assign or transfer its rights or obligations hereunder without the prior written consent of Collateral Agent).

5.06      Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing such counterpart.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or electronic format (i.e., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

5.07        Applicable Law; Consent to Jurisdiction; Etc.

(a)      APPLICABLE LAW.   THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING ANY CLAIMS SOUNDING IN CONRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

(b)      CONSENT TO JURISDICTION.   SUBJECT TO CLAUSE (E) OF THE FOLLOWING SENTENCE, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO SHALL BE BROUGHT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK.  BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OBLIGOR AND COLLATERAL AGENT, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS (OTHER  THAN  WITH  RESPECT  TO  ACTIONS  BY  ANY  AGENT  IN  RESPECT  OF  RIGHTS UNDER ANY SECURITY AGREEMENT GOVERNED BY A LAWS OTHER THAN THE LAWS OF THE STATE OF NEW YORK OR WITH RESPECT TO ANY COLLATERAL SUBJECT THERETO); (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE OBLIGOR AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 5.01; (D) AGREES THAT  SERVICE  AS  PROVIDED  IN  CLAUSE  (C)  ABOVE  IS  SUFFICIENT  TO  CONFER PERSONAL JURISDICTION OVER THE APPLICABLE OBLIGOR IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT THE AGENTS AND HOLDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY OBLIGOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY SECURITY DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

5.08     WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.     EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS.  EACH PARTY HERETO FURTHER WAR- RANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL  AND  THAT  IT  KNOWINGLY  AND  VOLUNTARILY  WAIVES  ITS  JURY  TRIAL

RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.    THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 6.08 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER NOTES DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

5.09      Captions.    The  captions  and  section  headings  appearing  herein  are  included solely for convenience of reference and shall not constitute a part hereof for any other purpose or be given any substantive effect.

5.10      Agents  and  Attorneys-in-Fact.     Collateral  Agent  may  employ  agents  and attorneys-in-fact in connection herewith and shall not be responsible for the negligence or misconduct of any such agents or attorneys-in-fact selected by it in good faith.

5.11      Severability.  In case any provision in or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

5.12      Additional Obligors.  As contemplated by Section 4.11 of the Indenture, certain Subsidiaries of the Company formed or acquired after the date hereof, or certain other Subsidiaries not then a party hereto, may be required to become an “Obligor” under this Agreement, by executing and delivering to Collateral Agent a Counterpart Agreement substantially in the form of Exhibit D hereto or such other joinder agreement as Collateral Agent may approve or request.   Accordingly, upon the execution and delivery of any such Counterpart Agreement or joinder agreement by any such new Subsidiary, such new Subsidiary shall automatically and immediately, and without any further action on the part of any Person, become an “Obligor” under and for all purposes of this Agreement, and each of the Annexes hereto shall be supplemented in the manner specified in such Counterpart Agreement.

5.13      Entire Agreement.   This Agreement and the other Notes Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

5.14     Intercreditor Agreement.  Notwithstanding anything herein to the contrary, the relative rights and remedies of Collateral Agent and the Secured Parties hereunder shall be subject to and governed by the terms of the Intercreditor Agreement.   In the event of any inconsistency between the terms hereof and the terms of the Intercreditor Agreement, the terms of the Intercreditor Agreement shall control at any time the Intercreditor Agreement is in effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

OBLIGORS

[DLLC2], as the Company and an Obligor

By:
Name:
Title:

[ ], as an Obligor

By:
Name:
Title

Address for Notices:

[ ]

Telephone: [ ]
Fax: [ ]

THE BANK OF NEW YORK MELLON, not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

Address for Notices:

101 Barclay Street, Floor 7-E
New York, NY 10286
Attention: International Corporate Trust Global
Americas

Fax: 212-815-5366

ANNEX 1

PLEDGED SHARES AND PROMISSORY NOTES, INSTRUMENTS AND TANGIBLE  CHATTEL PAPER(1)

Pledged Shares

Grantor	Share Issuer	Class of Shares	Certificated (Y/N)	Share Certificate No.	Par Value	No. of Pledged Share	Percentage of Outstanding Share of the Issuer

Promissory Notes

Entity	Principal Amount	Date of Issuance	Interest Rate	Maturity Date	Pledged [Yes/No]

Chattel Paper

Description	Pledged [Yes/No]

(1)           See definitions of “Initial Pledged Shares” and “Issuers” in Section 1.03 and Sections 2.05, 3(a), 3(b) and 4.01(b).

Q-1-1

ANNEX 2

LIST OF COPYRIGHTS, COPYRIGHT REGISTRATIONS AND APPLICATIONS FOR COPYRIGHT
REGISTRATIONS(2)

Owner	Title	Registration Number

LIST OF PATENTS AND PATENT APPLICATIONS(3)

Owner	Country	Registration or App Number	Patent Title

LIST OF REGISTERED TRADE NAMES, TRADEMARKS, SERVICES  MARKS TRADEMARK AND SERVICE  MARK REGISTRATIONS AND APPLICATIONS FOR TRADEMARK AND SERVICE  MARK REGISTRATIONS(4)

Owner	Country	Mark	Reg. No.	App. No.	Status

(2)           See definition of “Copyright Collateral” in Section 1.02 and Section 2.06.

(3)           See definition of “Patent Collateral” in Section 1.02 and Section 2.06.

(4)           See definition of “Trademark Collateral” in Section 1.02 and Section 2.06.

Q-2-1

ANNEX 3

LIST OF DEPOSIT  ACCOUNTS, AND SECURITIES ACCOUNTS AND COMMODITY ACCOUNTS(5)

Deposit Accounts

Grantor	Name of Depositary Bank	Account Number	Account Name

Securities Accounts

Grantor	Name of Intermediary	Account Number	Account Name

Commodity Accounts

Grantor	Name of Intermediary	Account Number	Account Name

(5)           See Section 2.08.

Q-3-1

ANNEX 4

LIST OF COMMERCIAL TORT CLAIMS

[                    ](6)

(6)           See Section 2.09 and 3(p).

Q-4-1

ANNEX 5

LIST OF LETTER-OF-CREDIT RIGHTS(7)

Grantor	Issuer	Outstanding Principal Balance	Maturity Date

(7)           See Section 2.10 and 4(p).

Q-5-1

EXHIBIT A

[Form of Trademark Security Agreement]

SHORT-FORM TRADEMARK SECURITY AGREEMENT

WHEREAS, [NAME OF GRANTOR](8) (the “Grantor”) has adopted, used, is using, or intends to use, and is the owner of the trademark registrations and trademark applications listed in the attached Schedule of Registered Trademarks;

WHEREAS, the Grantor has contemporaneously with the execution of this Short-Form Trademark Security Agreement entered into the Second Lien Pledge and Security Agreement dated as of [           ], 2017 (as modified from time to time, the “Security Agreement”), in which the Grantor has granted certain interests in favor of The Bank of New York Mellon, as Collateral Agent (“Collateral Agent”) for the benefit of the Secured Parties (as defined therein); and

WHEREAS, pursuant to the Security Agreement, the Grantor has agreed with Collateral Agent and the Secured Parties to execute this Short-Form Trademark Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor hereby grants to Collateral Agent for the benefit of the Secured Parties, to the extent provided in the Security Agreement (the terms and conditions of which are hereby incorporated herein), a security interest in all of its right, title and interest in, to and under all the trademarks, whether now owned or at any time hereafter acquired, of the Grantor that are registered with, or for which applications for registration have been filed with, the United States Patent and Trademark Office, including the trademarks registrations and trademark applications listed on the attached Schedule of Registered Trademarks, and all registrations and pending applications associated therewith (excluding any application for registration of a trademark filed on an intent-to-use basis solely to the extent that the grant of a security interest in any such trademark application would materially adversely affect the validity or enforceability of the resulting trademark registration or result in cancellation of such trademark application), as collateral security for the prompt and complete payment and performance when due of all the Secured Obligations (as defined in the Security Agreement). Notwithstanding the foregoing, in the event of any conflict between this Short-Form Trademark Security Agreement and the Security Agreement, the Security Agreement shall control.

Date: [ ], 20[ ]

[NAME OF GRANTOR]

By:
Name:
Title:

(8)                                 Form prepared under the assumption that it is being delivered for a single “Grantor” that pledges the trademarks. Appropriate adjustments should be made if this is not the case.

Q-A-1

SCHEDULE OF
REGISTERED TRADEMARKS

U.S. FEDERAL TRADEMARK REGISTRATIONS

[    ]

U.S. FEDERAL TRADEMARK APPLICATIONS

[    ]

Q-A-2

EXHIBIT B

[Form of Patent Security Agreement]

SHORT-FORM PATENT SECURITY AGREEMENT

WHEREAS, [NAME OF GRANTOR](9) (the “Grantor”) has applied for patents and has been issued patents in the United States Patent and Trademark Office, and is the owner of the patent applications and issued patents listed in the attached Schedule of Patents and Patent Applications;

WHEREAS, the Grantor has contemporaneously with the execution of this Short-Form Patent Security Agreement entered into the Second Lien Pledge and Security Agreement dated as of [           ], 2017 (as modified from time to time, the “Security Agreement”), in which the Grantor has granted certain interests in favor of The Bank of New York Mellon, as Collateral Agent (“Collateral Agent”) for the benefit of the Secured Parties (as defined therein); and

WHEREAS, pursuant to the Security Agreement, the Grantor has agreed with Collateral Agent and the Secured Parties to execute this Short-Form Patent Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor hereby grants to Collateral Agent for the benefit of the Secured Parties, to the extent provided in the Security Agreement (the terms and conditions of which are hereby incorporated herein), a security interest in all of its right, title and interest in, to and under all the patents and patent applications whether now owned or at any time hereafter acquired, of the Grantor issued by, or for which applications have been filed with, the United States Patent and Trademark Office, including the issued patents and patent applications on the attached Schedule of Patents and Patent Applications, and all related patents and applications thereto, including all reissuances, continuations, continuations-in-part, revisions, extensions, re-examinations thereof, any patents and patent applications claiming priority to said issued patents and patent applications or from which said patents and patent applications claim priority, and pending applications associated therewith, as collateral security for the prompt and complete payment and performance when due of all the Secured Obligations (as defined in the Security Agreement). Notwithstanding the foregoing, in the event of any conflict between this Short- Form Patent Security Agreement and the Security Agreement, the Security Agreement shall control.

Date: [ ], 20[ ]

[NAME OF GRANTOR]

By:
Name:
Title:

(9)                                 Form prepared under the assumption that it is being delivered for a single “Grantor” that pledges the patents. Appropriate adjustments should be made if this is not the case.

Q-B-1

SCHEDULE OF
PATENTS AND PATENT APPLICATIONS

Q-B-2

EXHIBIT C

[Form of Copyright Security Agreement]

SHORT-FORM COPYRIGHT SECURITY AGREEMENT

WHEREAS, [NAME OF GRANTOR](10) (the “Grantor”) has created or has had created works of original authorship fixed in a tangible medium of which it is the owner of the copyrights listed in the attached Schedule of Registered Copyrights and the registrations, recordings, and applications associated therewith;

WHEREAS, the Grantor has contemporaneously with the execution of this Short-Form Copyright Security Agreement entered into the Second Lien Pledge and Security Agreement dated as of [           ], 2017 (as modified from time to time, the “Security Agreement”), in which the Grantor has granted certain interests in favor of The Bank of New York Mellon, as Collateral Agent (“Collateral Agent”) for the benefit of the Secured Parties (as defined therein); and

WHEREAS, pursuant to the Security Agreement, the Grantor has agreed with Collateral Agent and the Secured Parties to execute this Short-Form Copyright Security Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor hereby grants to Collateral Agent for the benefit of the Secured Parties, to the extent provided in the Security Agreement (the terms and conditions of which are hereby incorporated herein), a security interest in all of its right, title and interest in, to and under all the copyrights, whether registered or unregistered and whether published or unpublished, now owned or at any time hereafter acquired of the Grantor located in the United States of America, including the copyrights registered with the United States Copyright Office that are listed on the attached Schedule of Registered Copyrights, and all registrations, recordings, and pending applications associated therewith, as collateral security for the prompt and complete payment and performance when due of all the Secured Obligations (as defined in the Security Agreement). Notwithstanding the foregoing, in the event of any conflict between this Short-Form Copyright Security Agreement and the Security Agreement, the Security Agreement shall control.

Date: [ ], 20[ ]

[NAME OF GRANTOR]

By:
Name:
Title:

(10)                          Form prepared under the assumption that it is being delivered for a single “Grantor” that pledges the copyrights. Appropriate adjustments should be made if this is not the case.

Q-C-1

SCHEDULE OF
REGISTERED COPYRIGHTS

Q-C-2

EXHIBIT D

[Form of Counterpart Agreement]

COUNTERPART AGREEMENT

COUNTERPART AGREEMENT  dated as        ,      by [NAME OF ADDITIONAL OBLIGOR], a       (the “Additional Obligor”), in favor of The Bank of New York Mellon, as Collateral Agent (in such capacity, together with its successors in such capacity, “Collateral Agent”).

, a [    ] duly organized and validly existing under the laws of         (the “Company”), the other Obligors referred to therein and Collateral Agent are parties to an Indenture dated as of [           ], 2017 (as modified and supplemented and in effect from time to time, the “Indenture”). In connection with the Indenture, the Company, the other Obligors referred to therein and Collateral Agent are parties to a Second Lien Pledge and Security Agreement dated as of [        ], 2017 (as modified and supplemented and in effect from time to time, the “Security Agreement”).

Pursuant to Section 5.12 of the Security Agreement, the Additional Obligor hereby agrees to become an “Obligor” for all purposes of the Security Agreement (and hereby supplements each of the Annexes to the Security Agreement in the manner specified in Appendix A hereto). Without limiting the foregoing, the Additional Obligor hereby:

(a)    as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration, by liquidation or otherwise) of the Secured Obligations, pledges and grants to Collateral Agent for the benefit of the Secured Parties, a security interest in all of its right, title and interest in, to and under the Collateral, in each case whether tangible or intangible, wherever located, and whether now owned by it or hereafter acquired and whether now existing or hereafter coming into existence, in the same manner and to the same extent as is provided in Section 4 of the Security Agreement; and

(b)    makes the representations and warranties set forth in Section 2 of the Security Agreement with respect to itself and its obligations under this Agreement, as if each reference in such Sections to the Notes Documents included reference to this Agreement.

The Additional Obligor hereby instructs its counsel to deliver any opinions to the Secured Parties required to be delivered in connection with the execution and delivery hereof.

Q-D-1

IN WITNESS WHEREOF, the Additional Obligor has caused this Counterpart Agreement to be duly executed and delivered as of the day and year first above written.

[NAME OF OBLIGOR]

By
Title:

Accepted and agreed:

THE BANK OF NEW YORK MELLON,
not in its individual capacity, but solely as Collateral Agent

By
Title:

Q-D-2

Appendix A

SUPPLEMENT[S] TO ANNEX[ES] TO SECURITY AGREEMENT

Supplement to Annex 1:

[to be completed]

[Supplement to Annex 2:

[to be completed]

Supplement to Annex 3:

[to be completed]

Supplement to Annex 4:

[to be completed]

Supplement to Annex 5:

[to be completed]

Q-D-A-1

APPENDIX R

SHAREHOLDER RIGHTS UNDER THE CBCA AND DGCL

The following summary of the most significant differences in shareholder rights is not intended to be complete and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware (“DGCL”), the Canada Business Corporations Act (the “CBCA”) and the governing corporate instruments of the Company, including the proposed Certificate of incorporation of the Company to be filed in Delaware.

Effects of the Continuation

While the rights and privileges of shareholders of a Delaware corporation are, in certain instances, comparable to those of shareholders of a Canadian incorporated company, there are material differences between Canadian corporate law and Delaware corporate law with respect to shareholders’ rights, and Delaware law may offer shareholders more or less protection depending on the particular matter.

Applicable Corporate Law. Upon the effectiveness of the Domestication, the Company’s legal jurisdiction of incorporation will be Delaware and all matters of corporate law will be determined under the DGCL. The Company will no longer be subject to the provisions of the CBCA; although, the Company will retain its original incorporation date in Canada as our date of incorporation and the Company will be deemed to be the same entity as it currently exists in Canada for all purposes of the DGCL.

Business and Operations. If approved, the Domestication will, upon becoming effective, effect a change in the Company’s legal jurisdiction of incorporation, but the Company’s business and operations will remain the same.

Assets, Liabilities, Obligations, Etc. Under Delaware law, as of the effective date of the Domestication, all of the Company’s assets, property, rights, liabilities and obligations immediately prior to the Domestication will continue to be the Company’s assets, property, rights, liabilities and obligations immediately after the effectiveness of the Domestication. Canadian corporate law will cease to apply to the Company on the date the Director appointed under the CBCA publishes notice of our continuation out of Canada, which is anticipated to be the date of Domestication in Delaware. Thereafter, the Company will be subject to the rights and obligations imposed under Delaware corporate law.

Board of Directors. Immediately following the Domestication, the Board will be unchanged.

Outstanding Shares. The existing certificates representing the Company Common Shares will continue to represent the same number of the same class of common stock after the Domestication without any action on the Company Shareholders’ part. The Company Shareholders will not be required to exchange any share certificates and New Mood will only issue new certificates to the Company Shareholders at the request or upon a transfer of a shareholder’s Company Common Shares.

Shareholder Approval. The Continuation is subject to various conditions, including shareholder approval by way of special resolution of the Continuation and Domestication and the new certificate of incorporation and bylaws for the Delaware Company. A copy of the Continuance and Domestication Resolution to be presented for approval at the Company Shareholder Meeting is included in the Circular. Under the CBCA and the Company’s articles of continuance, the change of jurisdiction requires affirmative votes, whether in person or by proxy, from at least 66 2/3% of the votes cast by the holders of Company Common Shares at the Company Shareholder Meeting where a quorum is present. If the Company receives the requisite shareholder approval for the Continuation and Domestication, the Board will retain the right to terminate or abandon the Continuation and Domestication if it determines that consummating the Continuation and Domestication would be inadvisable or not in the Company’s or its shareholders’ best interests. There is no time limit on the duration of the authorization resulting from a favorable shareholder vote.

Regulatory and Other Approvals. The Continuation and Domestication is also subject to the authorization of the Director appointed under the CBCA. The Director is empowered to authorize the change of jurisdiction if, among other things, the Director is satisfied that the change of jurisdiction will not adversely affect the creditors or shareholders of the Company.

Subject to authorization of the Continuation and Domestication by the Director, the approval of the Company’s board of directors and shareholders, the Company anticipates that it will file a certificate of corporate domestication and a certificate of incorporation pursuant to section 388 of the DGCL with the office of the Secretary of State of the State of Delaware and adopt new bylaws immediately after the effectiveness of the filings of the certificate of corporate domestication and certificate of incorporation by the Director appointed under the CBCA. As such, the Company will be domesticated in Delaware at the effective time of such filings.

Comparison of Shareholder Rights

Shareholder Approval for Certain Transactions. Under the CBCA, certain corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than 66 2/3% of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve certain corporate actions is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Under Delaware law, unless the certificate of incorporation requires the vote of a larger portion of the stock or of any class or series thereof, a sale, lease or exchange of all or substantially all the property or assets of a Delaware corporation or an amendment to its certificate of incorporation (subject to certain exceptions, as described further below) requires the approval of both the board of directors and the holders of a majority of the voting power of the outstanding shares entitled to vote thereon. Mergers or consolidations also generally require the approval of both the board of directors and the holders of a majority of the voting power of the outstanding shares entitled to vote thereon, unless the certificate of incorporation requires the vote of a larger portion of the stock or of any class or series thereof. However, stockholder approval is not required by a Delaware corporation for certain mergers, including: if such corporation’s certificate of incorporation is not amended by the merger, each share of stock of such corporation outstanding immediately prior to the merger will be an identical outstanding share of the surviving corporation after the effective date of the merger and the number of shares of common stock, including securities convertible into common stock, issued in the merger does not exceed 20% of such corporation’s outstanding common stock immediately prior to the effective date of the merger; to effect a new holding company structure, subject to satisfying certain statutory requirements of the DGCL; following certain tender offers into which the number of shares that otherwise would have been required to approve a merger have been tendered and not withdrawn at the consummation of such tender offer; and if the merger is approved by the holder of 90% or more of the outstanding shares of each class of stock otherwise entitled to vote on the merger or if the merger is between the corporation and a subsidiary of which the corporation owns 90% or more of such shares of the subsidiary and the corporation is the surviving corporation of such merger.

Cumulative Voting. Under the CBCA, unless a corporation’s articles provide otherwise, there is no cumulative voting for the election of directors.

Under Delaware law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to apply it must be expressly provided for in the certificate of incorporation. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of the voting power present at a meeting at which directors are to be elected would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of such voting power.

Calling a Shareholders’ Meeting. Under the CBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, the shareholders who made the requisition may call the meeting.

Under the DGCL, special meetings of the shareholders may be called by the board of directors or by any other person as may be authorized to do so by the certificate of incorporation or the bylaws of the corporation.

Shareholder Consent in Lieu of Meeting. Under the CBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.

Under the DGCL, unless otherwise limited by the certificate of incorporation, stockholders may act by written consent without a meeting if holders of outstanding stock representing not less than the minimum number of votes that would be necessary to take the action at an annual or special meeting execute a written consent or consents providing for the action.

Quorum of Shareholders. Under the CBCA, a corporation’s bylaws may specify the number of shares with voting rights attached thereto which shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders.

Under the DGCL, the certificate of incorporation or bylaws may specify the required quorum, but a quorum may not consist of less than one-third of the shares entitled to vote at the meeting and, where the separate vote of a class or series of stock is required, a quorum may not consist of less than one-third of the shares of such class or series.

Amendment to Governing Documents. Under the CBCA, any amendment to a corporation’s articles generally requires approval by special resolution which is a resolution passed by not less than 66 2/3% of the votes cast by shareholders entitled to vote on the resolution. The CBCA provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the CBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Under the DGCL, unless the certificate of incorporation requires the vote of a larger portion of the stock or of any class or series thereof, an amendment to a corporation’s certificate of incorporation generally requires the approval of holders of a majority of the voting power of the outstanding stock entitled to vote on the matter, except that no stockholder vote is required if the amendment only changes the corporate name or deletes such provisions of the certificate of incorporation naming the incorporators, the initial directors and original subscribers for shares or that were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock that has become effective. In addition, under the DGCL and unless the certificate of incorporation otherwise provides, if the amendment to the certificate of incorporation would increase or decrease the aggregate number of authorized shares of a class or series (but not below the number of shares thereof then outstanding) then that class or series, as applicable, is entitled to vote separately on the amendment whether or not it is designated as voting stock.

Furthermore, if the proposed amendment would increase or decrease the par value of the shares of any class or series or alter or change the powers, preferences or special rights of one or more classes of stock, or one or more series of any class, so as to affect that class or series adversely, then the shares of the class or classes or series so affected by the amendment is entitled to vote separately on the amendment whether or not it is designates as voting stock.

The DGCL, subject to a Company’s bylaws, gives stockholders the power to adopt, amend or repeal the bylaws of a Delaware corporation. The board of directors of a Delaware corporation has no power to amend the bylaws unless the certificate of incorporation confers such power on the board of directors in addition to the stockholders. The proposed certificate of incorporation, attached as Exhibit “I” to Appendix C to the Circular,

will authorize the Board to adopt, amend or repeal the bylaws.   In addition, there is no requirement to submit changes to the bylaws to stockholders under Delaware law when so approved by a board of directors.

Dissenters’ or Appraisal Rights.  The CBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith.  The CBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

(i)                                     any amalgamation with another corporation (other than with certain affiliated corporations);

(ii)                                  an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

(iii)                               an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(iv)                              a continuance under the laws of another jurisdiction;

(v)                                 a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

(vi)                              a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

(vii)                           certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

In addition, the CBCA provides dissent rights on going-private and squeeze-out transactions.

The DGCL grants appraisal rights only in the case of certain mergers or consolidations and not in the case of other fundamental changes such as the sale of all or substantially all of the assets of the corporation or amendments to the certificate of incorporation, unless so provided in the corporation’s certificate of incorporation.  Under Delaware law, stockholders who have neither voted in favor of nor consented to the merger or consolidation have the right to seek appraisal of their shares in connection with certain mergers or consolidations by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares.  In determining fair value, the court may consider all relevant factors, including the rate of interest which the resulting or surviving corporation would have had to pay to borrow money during the pendency of the court proceeding.

No appraisal rights are available for shares of any class or series listed on a national securities exchange or held of record by more than 2,000 stockholders.  However, appraisal rights are available if the agreement of merger or consolidation requires the holders of stock to accept for their stock anything other than:

(i)                                     stock of the surviving corporation;

(ii)                                  stock of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 stockholders;

(iii)                               cash in lieu of fractional shares; or

(iv)                              some combination of the above.

In addition, under Delaware law, appraisal rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Lastly, if immediately before the merger or consolidation the shares of a class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the court must dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (3) the merger was approved without a stockholder vote by a holder of 90% or more of the outstanding shares otherwise entitled to vote on the merger.

Oppression Remedy. The CBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects a result; (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer. A complainant may include: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of the corporation or any of its affiliates; (c) the director under the CBCA; and/or (d) any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

The DGCL does not provide for an oppression remedy. However, Delaware common law provides a variety of legal and equitable remedies to a corporation’s stockholders for improper acts or omissions of a corporation, its officers and directors. Under the DGCL, only stockholders can bring an action alleging a breach of fiduciary duty by the directors of a corporation.

Derivative Action. Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that the complainant has given notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court not less than fourteen (14) days before bringing the application, or otherwise as ordered by the court and

(i)                                     the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

(ii)                                  the complainant is acting in good faith; and

(iii)                               it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit including, without limitation,

(i)                                     an order authorizing the complainant or any other person to control the conduct of the action,

(ii)                                  an order giving directions for the conduct of the action,

(iii)                               an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and

(iv)                              an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

In addition, under the CBCA, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce a corporate right, including the breach of a director’s duty to the corporation. Delaware law requires that the plaintiff in a derivative suit be a stockholder of the corporation at the time of the wrong complained of and remain so throughout the duration of the suit; that the plaintiff make a demand on the directors of the corporation to assert the corporate claim unless the demand would be futile; and that the plaintiff is an adequate representative of the other stockholders.

Director Election. Under the CBCA, shareholders of a corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding additional meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of third annual meeting of shareholders following the election. Additionally, the board of directors of a corporation may, if the articles of the corporation so provide, appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders. If this is the case, the total number of directors so additionally appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

The DCGL provides that, unless otherwise specified in the certificate of incorporation, directors must be elected annually by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. However, the DGCL also provides that a board of directors, by the certificate of incorporation, an initial bylaw, or a bylaw adopted by the stockholders, may be divided into 1, 2 or 3 classes, in which case the term of office of each class shall be a number of years equal to the number of classes and with the directors of only one such class standing for election at each annual meeting. Neither the certificate of incorporation nor the bylaws to be adopted in connection with the Continuance and Domestication provide for any such classification of the Board.

Director Qualifications. Pursuant to the CBCA, at least 25% of the directors of a corporation governed by the CBCA must be resident Canadians, unless: (a) the corporation is engaged in an activity in Canada in a prescribed business sector; (b) the corporation is a constrained share corporation or is otherwise required by law to maintain a specified level of Canadian ownership or control; or (c) the corporation has less than 4 directors (in which case at least one director must be a resident Canadian). However, if a corporation earns in Canada, directly or through its subsidiaries, less than five percent of its gross revenues, not more than one-third of the directors of the corporation are required to be resident Canadians. The CBCA also requires that a public corporation (a distributing corporation, any of the issued securities of which remain outstanding and are held by more than one person) shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Under the DGCL, the board of directors must consist of 1 or more members all of whom must be natural persons, directors are not required to be stockholders unless the certificate of incorporation otherwise provides, and the certificate of incorporation or bylaws may prescribe other qualifications for directors. The DGCL has no other default qualifications for service as a director of a Delaware corporation.

Fiduciary Duty of Directors. Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, directors of a CBCA corporation must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is not liable for breach of this duty of care under the CBCA if he relies in good faith on (i) financial statements of the corporation represented to him by an officer of the corporation or in a written report of the auditor of the corporation fairly to reflect the financial condition of the corporation; or (ii) a report of a person whose profession lends credibility to a statement made by him.

Under Delaware common law, directors of Delaware corporations owe a duty of care and a duty of loyalty to the corporation and its stockholders. The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is a duty to act in good faith, not out of self-interest, and in a manner which the directors believe to be in the best interests of the corporation and its stockholders.

Removal of Directors. Under the CBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at a special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under the DGCL, any director or the entire board of directors may generally be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors, unless the certificate of incorporation requires the vote of a larger portion of the stock or of any class or series thereof. However, if the board of directors is classified into 1, 2 or 3 classes as summarized above, stockholders may effect such a removal only for cause and, in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors (or, if the board is classified, at an election of the class of directors of which such director is a part).

Filling Vacancies on the Board of Directors. Under the CBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director appointed holds office until his or her successor is elected at the next meeting of shareholders of the corporation unless his or her office is vacated earlier.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. If any class or series of stockholders has the right to elect one or more directors, any vacancy or newly created directorship of such class or series may be filled by the remaining directors elected by such class or series then in office. If at any time there are no directors in office, any officer, stockholder or fiduciary may (i) call a special meeting of stockholders to elect directors; or (ii) apply to the Delaware Court of Chancery to order an election of directors.

Indemnification of Directors and Officers. Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer, or another person acting in similar capacity, of another entity (each an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation, if:

(a)                                 he or she acted honestly and in good faith with a view to the best interests of the corporation; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

A corporation may with the approval of a court, indemnify an Indemnifiable Person or advance monies, in respect of or by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made party because of the individual’s association with the corporation or other entity if the individual fulfils the requirements under (a) and (b), above. An Indemnifiable Person is entitled to indemnity from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (a) and (b), above.

Delaware law permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

(a)                                 acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation; and

(b)                                 with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

In a derivative action, or an action by or in the right of the corporation, the corporation is generally permitted to indemnify the same persons under the same circumstances, but only against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation. However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that, the court in which the action or suit was brought or the Court of Chancery of the State of Delaware shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to the corporation.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein, the corporation is required under the DGCL to indemnify the person against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith.

The DGCL allows the corporation to pay expenses (including attorneys’ fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, except that, in the case of current directors and officers, such expenses may be paid only upon receipt of an undertaking by such persons to repay any such amount advanced if they are later determined not to be entitled to indemnification.

Personal Liability of Directors. The DGCL provides that a corporation may, in its certificate of incorporation, eliminate or limit the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, provided that it cannot eliminate or limit the director’s liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, an unlawful payment of a dividend or an unlawful stock purchase or redemption, and any transaction from which the director derived an improper personal benefit.

The CBCA does not permit any such limitation of a director’s liability.

Access to Corporate Records. The CBCA provides that shareholders and creditors of a corporation, their agents and legal representatives and the Director may examine certain of the corporation’s records during usual business hours and take extracts therefrom free of charge and persons other than those listed above may review the records of the business during usual business hours and take extracts therefrom for a reasonable fee. In addition, any person is entitled to obtain the list of registered shareholders of a “distributing corporation” (i.e. a reporting issuer or public company) upon compliance with certain requirements.

Under Delaware law, for any proper purpose, stockholders have the right to inspect, upon written demand under oath stating the purpose for such inspection, the corporation’s stock ledger, list of stockholders and its other books and records, and to make copies or extracts of the same. A proper purpose means a purpose reasonably related to a person’s interest as a stockholder.

Redemption and Repurchase of Shares. The CBCA permits a company to redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it, and if it is so authorized by, and subject to, any restriction in its articles, purchase any of its shares. However, a corporation must not make any payment or provide any other consideration to purchase or redeem any shares issued by it if there are reasonable grounds for believing that the corporation is insolvent or making the payment or providing the consideration would render the company insolvent.

Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. In addition, a corporation may not purchase, for more than the price at which they may then be redeemed, any of its shares that are redeemable at the option of the corporation.

Business Combinations. Section 203 of the DGCL provides, with some exceptions, that a Delaware corporation may not engage in any “business combination” (as defined in Section 203 of the DGCL and summarized below) with a person, or an affiliate or associate of such person, who is an “interested stockholder” (as defined in Section 203 of the DGCL and summarized below) for three years from the time that person became an interested stockholder unless:

•                  before the person became an interested stockholder, the board of directors approved either the business combination or the transaction by which the person became an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding those shares owned (i) by persons who are directors and are also officers; and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•                  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding voting stock not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, either (i) owns 15% or more of the corporation’s voting stock or (ii) is an affiliate or associate of the corporation and at any time within three years owned 15% or more of the corporation’s voting stock.

A corporation may, at its option, elect not to be governed by Section 203 of the DGCL by an appropriate provision in its certificate of incorporation or by an appropriate provision in its bylaws adopted by the stockholders.

There is no comparable provision relating to business combinations under the CBCA, but restrictions on business combinations do exist under applicable Canadian securities laws.

Anti-Takeover Effects. Certain provisions under Delaware law may allow a Delaware corporation to make itself potentially less vulnerable to hostile takeover attempts. These powers include the ability to:

•                  include a provision in its certificate of incorporation implementing a classified board of directors, which prevents a majority of the members of the board of directors from standing for re-election each year and thereby may delay changes in control of the board and, unless the certificate of incorporation otherwise provides, limits the removal of a director or the entire board of directors only for cause;

•                  include a provision in its certificate of incorporation or bylaw requiring that notice of nominations for directors be given to the corporation prior to a meeting where directors will be elected, which may give management an opportunity to make a greater effort to solicit its own proxies;

•                  prohibit the calling of a special meeting of stockholders except by the board of directors, which may prevent a stockholder’s ability to call a meeting regarding to conduct any business not supported by the board of directors;

•                  provide that the power to determine the number of directors and to fill vacancies be vested solely in the board of directors, so that the incumbent directors, not the stockholders, would control vacant board positions;

•                  include a provision in its certificate of incorporation requiring supermajority stockholder approval in some circumstances, including potentially to approve mergers and certificate of incorporation amendments; and

•                  authorize the board of directors to create and issue series of “blank check” preferred stock from the corporation’s authorized and unissued and otherwise undesignated preferred stock with such terms, powers and preferences as are approved by the board of directors, which may be used to make a corporation less attractive to a potential acquiror.

Under the CBCA, the following powers, in addition to others, are available to a corporation to make itself potentially less vulnerable to hostile takeover attempts:

•                  the ability to implement a staggered board of directors, which prevents an immediate change in control of the board;

•                  the ability for shareholders to make, in person at the meeting, or by proposal, the nomination of director(s) for election, so long as the proposal is signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five percent of the class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented;

•                  special meetings of shareholders can only be called by the board of directors of a corporation, which may prevent a raider’s ability to call a meeting to make disruptive changes; and

•                  removal of a director of the corporation is by ordinary resolution at a special meeting of shareholders, duly called.

APPENDIX S

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190.  (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dis-sent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith re-turn the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact the following: